Form 20-F
period 2016-12-31
Nomad Foods Ltd
filed 2017-03-30
CIK 1651717

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2016

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 182,088,622 Ordinary Shares and 1,500,000 Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐  Yes    ☒  No

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

Large accelerated filer        ☒            Accelerated filer      ☐               Non-accelerated filer☐

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

TERMS USED IN THIS REPORT

Unless the context otherwise requires, in this annual report, the term(s) (1) “we,” “us,” “our,” “Company,” “Nomad” and “our business” refer to Nomad Foods Limited (formerly known as Nomad Holdings Limited) and its consolidated subsidiaries, (2) “Iglo” and “the Iglo Group” refer solely to Nomad Foods Europe Holdings Limited (previously named Iglo Foods Holdings Limited) and its consolidated subsidiaries which we purchased on June 1, 2015 and (3) “Findus” and “the Findus Group” refers to Findus Sverige AB (and its consolidated subsidiaries) which we purchased from Lion/Gem Luxembourg 3 S.a.r.l. (the “Findus Parent”) on November 2, 2015 (the “Findus Acquisition”). All references in this annual report to the “Predecessor” refer to Iglo for all periods prior to its acquisition by the Company (the “Iglo Acquisition”) and all references to the “Successor” refer to the Company for all periods after the Iglo Acquisition.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, references to “Euro” and “€” are to the single currency adopted by participating member states of the European Union relating to Economic and Monetary Union, references to “$”, “US$” and “U.S. Dollars” are to the lawful currency of the United States of America, and references to “Pound Sterling”, “Sterling” and “£” are to the lawful currency of the United Kingdom (UK).

The historical financial information for the Company and the Iglo Group has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS IASB”) and International Financial Reporting Standards as endorsed by the European Union (together “IFRS”) which can differ in certain significant respects from U.S. GAAP.

Unless otherwise noted, all financial information for the Company and Iglo provided in this annual report is denominated in Euros.

Historical Financial Information

This annual report includes our consolidated financial statements at and as of the year ended December 31, 2016 (the “Fiscal 2016 Period”), at and as of the nine months ended December 31, 2015 (the “Fiscal 2015 Transition Period”), and for the Predecessor, as of the twelve months ended March 31, 2015 (the “Fiscal 2015 Period”), as of the five months ended May 31, 2015 (the “Fiscal 2015 Predecessor Stub Period”) and as of the year ended December 31, 2014 (the “Fiscal 2014 Predecessor Period”).

Non-IFRS Financial Measures

In this annual report, we present certain supplemental financial measures that are not recognized by IFRS. These financial measures are unaudited and have not been prepared in accordance with IFRS, SEC requirements or the accounting standards of any other jurisdiction. The non-IFRS financial measures used in this annual report are As Adjusted EBITDA and As Adjusted EBITDA margin. For additional information on why we present non-IFRS financial measures, the limitations associated with using non-IFRS financial measures and reconciliations of our non-IFRS financial measures to the most comparable applicable IFRS measure, see Item 5: Operating and Financial Review and Prospects.

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

The forward-looking statements contained in this annual report are based on assumptions that we have made in light of our management’s experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. As you read and consider this annual report, you should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although we believe that these forward-

looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors include but are not limited to:

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

In June 2015, the Board of Directors approved a change in Nomad’s fiscal year end from March 31 to December 31 in order to align Nomad’s fiscal year with the Iglo Group’s historical reporting calendar. As a result of this change, the consolidated statements include presentation of the Successor twelve month period to December 31, 2016 and the nine month period from April 1, 2015 to December 31, 2015.

The statement of income data for the Fiscal Period 2016, Fiscal 2015 Transition Period, Fiscal 2015 Period, Fiscal 2015 Predecessor Stub Period and Fiscal 2014 Predecessor Period and the balance sheet data as of December 31, 2016 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Financial information for Iglo for the years ended December 31, 2013 and 2012 have been derived from audited financial statements not included elsewhere in this annual report.

Neither the Successor nor the Predecessor declared or paid cash dividends in the periods presented. All results are continuing.

	Successor Year ended Dec 31 2016 €m	Successor 9 months ended Dec 31 2015 €m	Successor Year ended Mar 31 2015 €m	Predecessor 5 months ended May 31 2015 €m	Predecessor Year ended Dec 31 2014 €m	Predecessor Year ended Dec 31 2013 €m	Predecessor Year ended Dec 31 2012 €m
Statement of Income data:
Revenue	1,927.7	894.2	-	640.3	1,500.9	1,505.8	1,572.7
Cost of sales	(1,356.7)	(663.0)	-	(417.9)	(970.9)	(1,001.8)	(1,028.9)

Gross profit	571.0	231.2	-	222.4	530.0	504.0	543.8

Other operating expenses	(298.4)	(138.6)	(0.7)	(109.5)	(254.2)	(231.8)	(222.4)
Exceptional items	(134.5)	(58.1)	(0.7)	(84.3)	(52.9)	(83.8)	(53.6)
Charge related to Founder Preferred Shares Annual Dividend Amount	-	(349.0)	(165.8)	-	-	-	-
Credit/(Charge) related to Warrant Redemption Liability	-	0.4	(0.4)	-	-	-	-

Operating profit/(loss)	138.1	(314.1)	(167.6)	28.6	222.9	188.4	267.8

Net finance (costs)/income	(62.1)	(35.5)	0.1	(115.7)	(290.2)	(227.6)	(302.4)

Profit/(loss) before tax	76.0	(349.6)	(167.5)	(87.1)	(67.3)	(39.2)	(34.6)

Taxation	(39.6)	12.3	-	(40.9)	(41.8)	(2.0)	(43.5)

Profit/(loss) for the period attributable to Parent Company	36.4	(337.3)	(167.5)	(128.0)	(109.1)	(41.2)	(78.1)

Basic weighted number of shares	183,518,743	145,590,810	50,025,000	n.p.	n.p.	n.p.	n.p.
Diluted weighted number of shares	183,528,621	145,590,810	50,025,000	n.p.	n.p.	n.p.	n.p.
Basic and diluted profit/(loss) per share	0.20	(2.32)	(3.35)	n.p.	n.p.	n.p.	n.p.

Balance Sheet data:
Total assets	4,709.5	4,929.7	447.4	n.p.	3,543.4	3,461.2	3,497.3
Total equity	1,902.5	1,888.1	274.9	n.p.	(657.5)	(550.4)	(506.5)
Share capital	-	-	-	n.p.	0.1	0.1	0.1

n.p. not presented

Currency and Exchange Rates. Our reporting currency is the Euro. The following table sets forth, for the periods and dates indicated, the period end average, high and low exchange rates in U.S. Dollars per €1.00.

Average
Year ended December 31, 2016	$1.1036
Year ended December 31, 2015	$1.1032
Year ended December 31, 2014	$1.3207
Year ended December 31, 2013	$1.3300
Year ended December 31, 2012	$1.2911

	High	Low
	$	$
March 2017 (as of March 28, 2017)	$1.0906	$1.0495
February 2017	$1.0829	$1.0494
January 2017	$1.0812	$1.0341
December 2016	$1.0874	$1.0352
November 2016	$1.1300	$1.0518
October 2016	$1.1244	$1.0851
September 2016	$1.1327	$1.1123

Our inclusion of these exchange rates and other exchange rates specified elsewhere in this annual report should not be construed as representations that the Euro amounts actually represent such U.S. Dollar amounts or could have been or could be converted into U.S. Dollars at any particular rate, if at all. The Euro foreign exchange reference rate used in this annual report is the Bloomberg Generic Composite Rate. On March 28, 2017, this rate was $1.0814 per €1.00. These exchange rates may differ from the exchange rate in effect on and as of the date of this annual report.

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

The market for frozen food is highly competitive. Our competitors include retailers who promote private label products and well-established branded producers that operate on both a national and an international basis across single or multiple frozen food categories. We also face competition more generally from chilled food, distributors and retailers of fresh products, baked goods and ready-made meals. Our competitors generally compete with us on the basis of price, actual or perceived quality of products, brand recognition, consumer loyalty, product variety, new product development and improvements to existing products. We may not successfully compete with our existing competitors and new competitors may enter the market. Discounters are supermarket retailers which offer a narrow range of food and grocery products at discounted prices and which typically focus on non-branded rather than branded products. The increase in discounter sales may adversely affect the sales of our branded products. Further, we are increasing our investment in online sales (sales made through retailers’ online platforms). However, there is no guarantee we will achieve our expected return on investment from this strategy. The growth of online retailers, and the corresponding growth in our online sales, may also adversely affect our competitive position.

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

We conduct operations in our key markets of the United Kingdom, Germany, France, Italy, Sweden and Norway, from which approximately 81% of our revenue was generated during the last fiscal period. We are particularly influenced by economic developments and changes in consumer habits in those countries.

The geographic markets in which we compete have been affected by negative macroeconomic trends which have affected consumer confidence. For example, Brexit has created political and economic uncertainty both in the United Kingdom and the other European Union member states. A deterioration in economic conditions could result in increased unemployment rates, increased short and long term interest rates, consumer and commercial bankruptcy filings, a decline in the strength of national and local economies, and other results that negatively impact household incomes. This can result in consumers purchasing cheaper private label products instead of equivalent branded products. Such macroeconomic trends could, among other things, negatively impact global demand for branded and premium food products, which could result in a reduction of sales or pressure on margins of our branded products or cause an increasing transfer to lower priced product categories.

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

Our ability to pass through increases in the prices of raw materials to our customers depends, among others, on prevailing competitive conditions and pricing methods in the markets in which we operate, and we may not be able to pass through such price increases to our customers. Even if we are able to pass through increases in prices, there is typically a time lag between cost increases impacting our business and implementation of product price increases during which time our gross margin may be negatively impacted. Recovery of cost inflation, driven by both commodity cost increases or changes in the foreign exchange rate of the currency the commodity is denominated in, can also lead to disparities in retailers’ shelf-prices between different brands which can result in a competitive disadvantage and volume decline. During our negotiations to increase our prices to recover cost increases, customers may take actions which exacerbate the impact of such cost increases, for example by ceasing to offer our products or deferring orders until negotiations have ended. Our inability to pass through price increases in raw materials and preserve our profit margins in the future could materially adversely affect our business, financial condition and results of operations.

We rely on sales to a limited number of large food retailers and should they perform poorly or give higher priority to private label or other brands or products or if the concentration and buying power of these large retailers increase, our business could be adversely affected.

Our customers include supermarkets and large chain food retailers in the United Kingdom, Germany, France, Italy and Scandinavia. Throughout our markets, the food retail segments are highly concentrated. For the year ended December 31, 2016, our top 10 customers account for 37.7% of sales. In recent years, the major multiple retailers in those countries have increased their share of the grocery market and price competition between retailers has intensified. This price competition has led the major multiple retailers to seek lower prices from their suppliers, including us. The strength of the major multiple retailers’ bargaining position gives them significant leverage over their suppliers in negotiating pricing, product specification and the level of supplier participation in promotional campaigns and offers, which can reduce our margins. Further consolidation among the major multiple retailers or disproportionate customer growth in relation to their competitors could increase their relative negotiating power and allow them to force a negative shift in our trade terms. Our results of operations could also be adversely affected if these retailers suffer a significant deterioration in sales performance, if we are required to reduce our prices or increase our promotional spending activity as a consequence of an increase in the strength of the major multiple retailers’ bargaining position, if we are unable to collect accounts receivable from our major customers, if we lose business from a major retail customer or if our relationship with a major customer deteriorates.

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

Food safety and the public’s perception that our products are safe and healthy are essential to our image and business. We sell food products for human consumption, which subjects us to safety risks such as product contamination, spoilage, misbranding or product tampering. Product contamination, including the presence of a foreign object, substance, chemical or other agent or residue or the introduction of a genetically modified organism, could require product withdrawals or recalls or the destruction of inventory, and could result in negative publicity, temporary plant closures and substantial costs of compliance or remediation. For example, while it did not significantly impact our Predecessor’s business, many food companies including our Predecessor had to deal with the reputational impact of the industry-wide horsemeat contamination issue that arose across most European food markets in January 2013. In addition, food producers, including us, have been targeted by extortion attempts that threatened to contaminate products displayed in supermarkets. Such attempts can result in the temporary removal of products from shelf displays as a precautionary measure and result in lost revenue. We may also be impacted by publicity concerning any assertion that our products caused illness or injury. In addition, we could be subject to claims or lawsuits relating to an actual or alleged illness stemming from product contamination or any other incidents that compromise the safety and quality of our products. Any significant lawsuit or widespread product recall or other events leading to the loss of consumer confidence in the safety and quality of our products could damage our brand, reputation and image and negatively impact our sales, profitability and prospects for growth. In addition, product recalls are difficult to foresee and prepare for and, in the event we are required to recall one or more of our products, such recall may result in loss of sales due to unavailability of our products and may take up a significant amount of our management’s time and attention. We maintain systems designed to monitor food safety risks and require our suppliers to do so as well. However, we cannot guarantee that our efforts will be successful or that such risks will not materialize. In addition, although we attempt, through contractual relationships and regular inspections, to control the risk of contamination caused by third parties in relation to the several manufacturing and distribution processes we outsource, we cannot guarantee that our efforts will be successful or that contamination of our products by third parties will not materialize.

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

Potential liabilities and costs from litigation could adversely affect our business.

There is no guarantee that we will be successful in defending ourselves in civil, criminal or regulatory actions, including under general, commercial, employment, environmental, food quality and safety, anti-trust and trade, advertising and claims, and environmental laws and regulations, or in asserting our rights under various laws. For example, our marketing or claims could face allegations of false or deceptive advertising or other criticisms which could end up in litigation and result in potential liabilities or costs. In addition, we could incur substantial costs and fees in defending ourself or in asserting our rights in these actions or meeting new legal requirements. The costs and other effects of potential and pending litigation and administrative actions against us, and new legal requirements, cannot be determined with certainty and may differ from expectations.

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

We must comply with complex and evolving tax regulations in the various jurisdictions in which we operate, which subjects us to international tax compliance risks. Some tax jurisdictions in which we operate have complex and subjective rules regarding income tax, value-added tax, sales or excise tax and transfer tax. From time to time, our foreign subsidiaries are subject to tax audits and may be required to pay additional taxes, interest or penalties should the taxing authority assert different interpretations, or different allocations or valuations of our services which could be material and could reduce our income and cash flow from our international subsidiaries. We currently have several pending tax assessments and audits in various jurisdictions including Germany, France and Italy. The agreement by which we acquired the Iglo Group provides for a post-closing adjustment to the purchase price for certain German tax matters. The agreement by which we acquired the Findus Group provides for certain indemnifications of tax liabilities which may arise in certain jurisdictions which we believe are sufficient to address these specific tax matters as far as they relate to the Findus Group. We have also established, where appropriate, reserves and provisions for tax assessments which we believe to be adequate to address potential tax liabilities. However, it is possible that the tax audits referred to above could result in the volatility of timings of cash tax payment and recoveries.

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

The nature of the exit of the UK from the EU could adversely impact our business, results of operations and financial condition.

For the year ended December 31, 2016, 94% of our revenue was derived from the European Union and 24% was derived from the United Kingdom. On June 23, 2016 the UK electorate voted in favor of leaving the European Union (commonly referred to as “Brexit”), and on March 29, 2017 the UK government formally initiated the withdrawal process. The terms of any withdrawal are subject to a negotiation period that could last at least two years thus the referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, and has given rise to calls for certain regions within the United Kingdom to preserve their place in the European Union by separating from the United Kingdom as well as for the governments of other EU Member States to consider withdrawal.

We have experienced increased volatility in the value of the Pound Sterling, which has seen a sharp decline in value versus the U.S. Dollar, and may experience adverse impacts on consumer demand and suppliers’ profitability in the UK and other markets, and general uncertainty in the overall business environment in which it operates. Depending on the terms of Brexit, the United Kingdom could also lose access to the single EU market resulting in an impact on the general and economic conditions in the United Kingdom. Changes may occur in regulations that we are required to comply with as well as amendments to treaties governing tax, duties, tariffs, etc. which could adversely impact our operations and require us to modify our financial and supply arrangements. Additionally, political instability in the European Union as a result of Brexit may result in a material negative effect on credit markets and foreign direct investments in the EU and UK. This deterioration in economic conditions could result in increased unemployment rates, increased short and long term interest rates, consumer and commercial bankruptcy filings, a decline in the strength of national and local economies, and other results that negatively impact household incomes. Further, a number of our employees in the UK are not UK citizens and, depending on the terms negotiated, may no longer have the right to work in the UK following the UK’s formal withdrawal from the EU. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

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

When required we take actions, such as workforce reductions, plant closures and consolidations, and other cost reduction initiatives, to align our resources with our growth strategies, operate more efficiently and control costs. As these plans and actions are complex, unforeseen factors could result in expected savings and benefits to be delayed or not realized to the full extent planned, could negatively impact labor relations, including causing work stoppages, and could lead to disruptions in our business and operations and higher short-term costs related to severance and related capital expenditures. In 2016, we announced the closure of our factory and pea processing operations in Bjuv, Sweden, and operations will have ceased by the first half of 2017 with production expected to transfer to other factories in the Group’s network. We may be unable to realize the expected benefits of these actions which could potentially adversely affect our profitability and operations.

Significant disruption in our workforce or the workforce of our suppliers could adversely affect our business, financial condition and results of operations.

                As of December 31, 2016, we employed approximately 4,166 employees, of which approximately 1,208 were located in Germany, 809 were located in the United Kingdom, 338 were located in France, 454 were located in Italy, 932 were located in Scandinavia and 425 employees in other locations. Approximately 62% of our employees work in our manufacturing operations. We have in the past, and may in the future, experience labor disputes and work stoppages at one or more of our manufacturing sites due to localized strikes or strikes in the larger retail food industry sector. In mid-2013, at our Predecessor’s Cisterna, Italy facility, we experienced a three-week strike following two years of restructuring which had seen a reduction in the workforce by almost 200 employees in three successive phases. The strike temporarily adversely affected the efficiency of the operations at that manufacturing plant. We have also been involved in negotiations on collective bargaining agreements. A labor stoppage or other interruption at one of our ten manufacturing sites would impact our ability to supply our customers and could have a pronounced effect on our operations. Further, a number of our employees in the UK are not UK citizens and, depending on the terms negotiated, may no longer have the right to work in the UK following the UK’s formal withdrawal from the EU. Future labor disturbance or work stoppage at any of our or our suppliers’ facilities in Germany, the United Kingdom, Italy or elsewhere may have an adverse effect on such facility’s operations and, potentially, on our business, financial condition and results of operations.

Higher labor costs could adversely affect our business and financial results.

We compete with other producers for good and dependable employees. The supply of such employees is limited and competition to hire and retain them may result in higher labor costs. Furthermore, a substantial majority of our employees are subject to national minimum wage requirements. If legislation is enacted in these countries that has the effect of raising the national minimum wage requirements, requires additional mandatory employee benefits or affects our ability to hire or dismiss employees, we could face substantially higher labor costs. In the UK, the National Minimum Wage and National Living Wage are set to increase from April 2017. High labor costs could adversely affect our profitability if we are not able to pass them on to our customers.

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

As a producer of food products for human consumption, we are subject to extensive regulation in the United Kingdom, Germany, France, Italy, Sweden, Norway and other countries in which we operate, as well as the European Union, that governs production, composition, manufacturing, storage, transport, advertising, packaging, health, quality, labeling, safety and distribution standards. In addition, national regulations that have implemented European directives applicable to frozen products establish highly technical requirements regarding labeling, manufacturing, transportation and storage of frozen food products. For example, regulations of the European Parliament and Council published in October 2011 changed rules relating to the presentation of nutritional information on packaging and other rules on labeling. It is unclear how this will be impacted under Brexit but there may be changes and further regulations that the company has to adhere to. Local governmental authorities also set out health and safety related conditions and restrictions. Any failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, product recalls or asset seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on our business, financial condition and results of operations.

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

Seasonality impacts our business, and our revenue and working capital levels may vary quarter to quarter.

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

We are exposed to exchange rate risk. Our reporting currency is the Euro and yet a significant proportion of our sales and EBITDA are in Pound Sterling through our United Kingdom based business and Norwegian Krone and Swedish Krona through our Scandinavian based businesses. We are exposed to foreign exchange impacts as we convert the Pound Sterling results of our United Kingdom business and the Norwegian Krone and Swedish Krona results of our Scandinavian business into our reporting currency of Euro. We denominate part of our debt in Pound Sterling to act as a natural hedge for our United Kingdom business. We are also exposed to exchange rate risk due to the fact that a significant portion of our raw material purchases, mainly fish, are denominated in U.S. Dollars and our Scandinavian business also has a significant exposure on purchases denominated in Euro. Our policy is to reduce this risk by using foreign exchange forward contracts with a maturity of less than one year which are designated as cash flow hedges. However, such hedging arrangements may not fully protect us against currency fluctuations. Fluctuations and sustained strengthening of the U.S. Dollar exchange rate against our operating currencies may materially adversely affect our business, financial condition and results of operations.

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

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including but not limited to revenue recognition, leases, estimating valuation allowances and accrued liabilities (including allowances for returns, doubtful accounts and obsolete and damaged inventory), accounting for income taxes, valuation of long-lived and intangible assets and goodwill, stock-based compensation and loss contingencies, are highly complex and involve many subjective assumptions, estimates and judgments by our management. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by our management could significantly change our reported or expected financial performance, and could have a material adverse effect on our business. As an example, the impact of the adoption of IFRS 16 ‘Leases’ may have a material impact on the Statements of Financial Position and Profit or Loss. Management is assessing this and other new accounting pronouncements and its impact on the Company prior to their adoption dates.

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

An impairment of the carrying value of goodwill or other intangible assets could negatively affect our consolidated operating results and net worth.

Goodwill represents amounts arising from acquisitions and is the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. Intangible assets can include computer software, brands, customer relationships and other acquired intangibles as of the acquisition date. Goodwill and other intangibles expected to contribute indefinitely to our cash flows are not amortized, but must be evaluated by management at least annually for impairment. If carrying value exceeds its recoverable amount, the intangible is considered impaired and is reduced to fair value via a charge to earnings. Factors which could result in an impairment include, but are not limited to: (i) reduced demand for our products; (ii) higher commodity prices; (iii) lower prices for our products or increased marketing as a result of increased competition; and (iv) significant disruptions to our operations as a result of both internal and external events. Should the value of one or more of the acquired intangibles become impaired, our consolidated profit or loss and net assets may be materially adversely affected. As of December 31, 2016, the carrying value of intangible assets totaled €3,472.2 million, of which €1,745.6 million was goodwill and €1,726.6 million represented brands, computer software, customer relationships and other acquired intangibles compared to total assets of €4,709.5 million.

We face risks associated with certain pension obligations.

The Company has a mixture of partially funded and unfunded post-employment defined benefit plans in Germany, Sweden and Austria as well as defined benefit indemnity arrangements in Italy and France. Deterioration in the value or lower than expected investment returns on investments may lead to an increase in our obligation to make contributions to these plans.

The obligations that arise from these plans are calculated using actuarial valuations which are based on assumptions linked to the performance of financial markets, interest rates and legislation which changes over time. Adverse changes to these assumptions will impact the obligations recognized and would lead to higher cash payments in the long term.

Our obligation to make contributions to the pension plans could reduce the cash available for operational and other corporate uses and may have a materially adverse impact on our operations, financial condition and liquidity.

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

In connection with our completed and future acquisitions, the process of integrating acquired operations into our existing group operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Some of the risks associated with acquisitions include:

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

We may encounter unforeseen obstacles or costs in the integration of businesses that we may acquire. In addition, general economic and market conditions or other factors outside of our control could make our operating strategies difficult or impossible to implement. Any failure to implement these operational improvements successfully and/or the failure of these operational improvements to deliver the anticipated benefits could have a material adverse effect on our results of operations and financial condition.

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

There can be no assurance that the due diligence undertaken with respect to an acquisition will reveal all relevant facts that may be necessary to evaluate such acquisition including the determination of the price we may pay for an acquisition target or to formulate a business strategy. Furthermore, the information provided during due diligence may be incomplete, inadequate or inaccurate. As part of the due diligence process, we will also make subjective judgments regarding the results of operations, financial condition and prospects of a potential target. If the due diligence investigation fails to correctly identify material issues and liabilities that may be present in a target company or business, or if we consider such material risks to be commercially acceptable relative to the opportunity, and we proceed with an acquisition, we may subsequently incur substantial impairment charges or other losses.

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

Our founders, Martin Franklin and Noam Gottesman (the “Founders”) and/or one or more of their affiliates, including Mariposa Acquisition II, LLC and TOMS Acquisition I LLC (the “Founder Entities”) may in the future enter into agreements with us that are not currently under contemplation. While we have implemented procedures to ensure we will not enter into any related party transaction without the approval of our Audit Committee, it is possible that the entering into of such an agreement might raise conflicts of interest between us and some or all of the Founders and/or the directors.

Risks Related to our Ordinary Shares

We have various equity instruments outstanding that would require us to issue additional ordinary shares. Therefore, you may experience significant dilution of your ownership interests and the future issuance of additional ordinary shares, or the anticipation of such issuances, could have an adverse effect on our share price.

We currently have various equity instruments outstanding that would require us to issue additional ordinary shares for no or a fixed amount of additional consideration. Specifically, as of March 28, 2017, we had outstanding the following:

•	1,500,000 Founder Preferred Shares held by the Founder Entities, which are controlled by the Founders. The preferred shares held by the Founder Entities (the “Founder Preferred Shares”) will automatically convert into ordinary shares on a one for one basis (subject to adjustment in accordance with our Memorandum and Articles of Association) on the last day of the seventh full financial year following completion of the Iglo Acquisition and some or all of them may be converted following written request from the holder;

•	125,000 options held by certain current and former of our Directors which are exercisable to purchase ordinary shares, on a one-for-one basis, at any time at the option of the holder; and

•	5,212,000 equity awards issued under the LTIP, which may be converted into ordinary shares subject, in most cases, to meeting certain performance conditions.

We also have 12,996,862 ordinary shares currently available for issuance under our LTIP.

Holders of the Founder Preferred Shares are entitled to receive annual dividend amounts subject to certain performance conditions (the “Founder Preferred Shares Dividend Amount”). The payment of the Founder Preferred

Shares Annual Dividend Amount is mandatory after January 1, 2015 if certain performance conditions are met. At our discretion, we may settle the Founder Preferred Shares Annual Dividend Amount by issuing shares or by cash payment, but we intend to equity settle. On January 12, 2016, we approved a 2015 Founder Preferred Share Dividend in an aggregate of 3,620,510 ordinary shares. The dividend price used to calculate the 2015 Founder Preferred Shares Annual Dividend Amount was $11.4824 (calculated based upon the volume weighted average price for the last ten trading days of 2015) and the Ordinary Shares were issued on January 12, 2016. In subsequent years, the Annual Dividend Amount will be calculated based upon the volume weighted average share price for the last ten trading days of the financial year and the resulting appreciated average share price compared to the highest price previously used in calculating the Annual Dividend Amount. For the year ended December 31, 2016, no Founder Preferred Shares Annual Dividend Amount was payable pursuant to the terms of the Founder Preferred Shares, as the average price per ordinary share for the last ten consecutive trading days of the year did not reach the 2015 Annual Dividend Amount of $11.4824. The issuance of ordinary shares pursuant to the terms of the Founder Preferred Shares will reduce (by the applicable proportion) the percentage shareholdings of those shareholders holding ordinary shares prior to such issuance which may reduce your net return on your investment in our ordinary shares.

Our ordinary share price may be volatile, and as a result, you could lose a significant portion or all of your investment.

The market price of the ordinary shares on the NYSE may fluctuate as a result of several factors, including the following:

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

As a foreign private issuer, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. Although we report quarterly financial results and certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence and our quarterly or current reports may contain less information than required for domestic issuers. In addition, we are exempt from the SEC’s proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from Section 16 rules regarding sales of ordinary shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. As a result, you may not have all the data that you are accustomed to having when making investment decisions with respect to U.S. public companies.

As a foreign private issuer, we are exempt from complying with certain corporate governance requirements of the NYSE applicable to a U.S. issuer, including the requirement that a majority of our board of directors consist of independent directors. As the corporate governance standards applicable to us are different than those applicable to domestic U.S. issuers, you may not have the same protections afforded under U.S. law and the NYSE rules as shareholders of companies that do not have such exemptions. See Item 16G: Corporate Governance.

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

Under the laws of the British Virgin Islands, there is limited statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies (as summarized under Item 16G: Corporate Governance). The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the company and are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. As such, if those who control the company have persistently disregarded the requirements of the BVI Act or the provisions of the company’s memorandum and articles of association, then the courts will likely grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) acts that constitute fraud on the minority where the wrongdoers control the company; (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (iv) acts where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

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

Item 4.         Information on the Company

A.   History and Development of the Company

We are the leading manufacturer and distributor of branded frozen foods in Western Europe based on net sales value. We were incorporated with limited liability under the laws of the British Virgin Islands under the BVI Companies Act on April 1, 2014 under the name Nomad Holdings Limited by the Founder Entities. We were formed to undertake an acquisition of a target company or business. We completed our initial public offering in the United Kingdom on April 15, 2014 (the “2014 Offering”), raising gross proceeds of $500 million, and were listed on the London Stock Exchange (“LSE”). In connection with the 2014 Offering, we issued 48,500,000 ordinary shares and 1,500,000 Founder

Preferred Shares, at a price of $10.00 per ordinary share and Founder Preferred Share. Purchasers in the 2014 Offering also received one warrant (the “Warrants”) to purchase ordinary shares for every ordinary share purchased in the 2014 Offering. The Warrants were exercisable on the basis of three warrants per ordinary share at an exercise price of $11.50 per whole ordinary share.

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

On November 2, 2015, we purchased the Findus Group which comprises the continental European businesses of the Findus Parent in Sweden, Norway, Finland, Denmark, France, Spain and Belgium relating to the Findus, Lutosa and La Cocinera brands for approximately £500 million, consisting of £415 million in cash and 8,378,380 ordinary shares (the “Findus Consideration Shares”). This transaction allowed us to unify the Findus brand (excluding Switzerland), and together with the strong Iglo platform, further our efforts to drive innovation, introduce new meal options, and conduct marketing initiatives aimed at bringing more consumers across Europe to the frozen foods aisles. In addition, the geographic footprint of the operations included in the Findus Acquisition complements and extends our footprint throughout Europe.

Our principal executive offices are located at No. 5 New Square, Bedfont Lakes Business Park, Feltham, Middlesex, TW14 8HA. Our telephone number is +(44) 208 918 3200 and our fax number is +(44) 208 918 3491. Our registered office is located at Nemours Chambers, Road Town, Tortola, British Virgin Islands and its telephone number is (284) 852-7900. Our registered agent in the United States is c/o Mariposa Capital, LLC, 500 South Pointe Drive, Suite 240 Miami Beach, Florida 33139.

See Item 5B: Operating and Financial Review and Prospects—Liquidity and Capital Resources for information regarding our capital expenditures for the past three fiscal years and principal capital expenditures currently in progress.

B.  Business Overview

Our Company

We are the leading manufacturer and distributor of branded frozen foods in Western Europe based on net sales value. Our products are sold primarily through large grocery retailers under the brand “Birds Eye” in the United Kingdom and Ireland, “Findus” in Italy, San Marino, France, Spain and Scandinavia and “Iglo” in Germany and other continental markets. According to Euromonitor, our share of the frozen food market (excluding ice cream) in Western Europe stood at 13.8% in 2016 (2.4 times greater than the nearest competitor) with leadership positions in the United Kingdom, Italy, Spain, Portugal, France, Belgium, Austria, Sweden, Germany and Hungary.

Our Vision

We intend to build on our heritage and create a global portfolio of best-in-class food companies and brands through the following strategic initiatives:

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

Our Founders and CEO have significant experience and expertise, and have been highly successful, in identifying, acquiring and integrating value-added businesses. We believe that this expertise, our access to capital and the deep industry knowledge of our management team will position us to acquire related and complementary food businesses that can enhance our market position, create synergies and fully leverage our existing marketing, manufacturing and supply chain capabilities, which we believe will allow us to deliver sustained profitable growth and maximize shareholder value.

Aligning our business with consumer preferences.

Our goal is to create and acquire food businesses and brands that strongly align with consumer needs and preferences that have high growth and margin potential and that leverage our existing portfolio of brands. For example, in order to fully leverage the value of our Findus brand which we owned in Italy, we acquired the Findus and La Cocinera brands in their respective markets and the rights to the use of the Lutosa brand until 2020. We believe the Findus Acquisition will allow us to consolidate and expand this well-known and highly regarded brand and to maximize the returns on our portfolio of products.

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

Effective brand equity strategy to leverage and expand well-known brands

Our brands are household names with long histories and local heritage in their respective markets. We centralize our marketing efforts to ensure that we fully leverage the goodwill of our existing brands, that our brand positioning strategy aligns with consumer preferences and that we create high impact marketing programs that build brand awareness and loyalty. We focus on our local hero platforms that are designed to leverage iconic assets such as “the Captain”. We prioritize our marketing resources on our “must win battles” in each market in which we operate.

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

Our Business

We are the leading branded frozen food producer in Western Europe in terms of net sales value. We have leading market share in the fish, vegetables, meals and poultry industry market segments in our key markets (the United Kingdom, Italy, Germany, Sweden, France and Norway) and in several other markets across Europe, including Austria, Belgium, Spain, The Netherlands, Finland, Greece, Hungary, Ireland, Portugal, Switzerland and Denmark. Furthermore, this results in us holding the number one market share by retail value in Western Europe for those market segments. For a description of the principal markets in which we compete and related revenue, see Note 5 “Segment reporting” to our audited consolidated financial statements which appear elsewhere in this annual report.

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

Our Brands

Our Birds Eye brand is marketed in the United Kingdom and Ireland, Findus is marketed in Italy, France, Spain and Scandinavia and Iglo is marketed in Germany and other continental European countries. Under these brands we manufacture and market frozen food products such as fish, vegetables, poultry and ready meals. Pursuant to our focus on our core “must win battles”, we will advertise these brands, leveraging our local iconic brand assets.

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

Approximately 7% of our sales for the twelve month period ended December 31, 2016 were through the foodservice channel. The majority of these sales were in Sweden and consist primarily of sales of institutional and public sector customers such as schools and hospitals as well as privately run work canteens and quick service restaurants.

We are also increasing our investment in online sales (sales made through retailers’ online platforms). We believe that the online sales channel provides an opportunity to help grow our share of food purchases, since frozen consistently ranks highly in terms of indices monitoring groceries bought online.

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

Sales, Marketing and Pricing

Our commercial strategy is centered around our core products (our “Must Win Battles”) and our growth model focuses on three core elements: creating distinctive brands through leveraging our iconic brand assets, innovating to break penetration barriers with particular focus on renovation and out executing in store through category leadership driving the right assortment, display and promotional efficiency.

Our brand equity strategy aims to further increase brand awareness. We will utilize our core iconic assets at all consumer touchpoints including traditional media, digital media, point of sale and packaging. Furthermore we seek to invest at sufficient levels of media on all our “Must Win Battles”.

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

Manufacturing

We own and operate ten manufacturing facilities which are located in Lowestoft (United Kingdom), Bremerhaven (Germany), Reken (Germany), Cisterna (Italy), Bjuv and Loftahammar (Sweden), Tonsberg and Larvik (Norway), Boulogne-sur-Mer (France) and Valladolid (Spain). These facilities produce approximately 500 kilotons of frozen product per year, representing approximately 80% of the total volumes of our sales. The manufacturing facilities are located near the major markets we serve, providing for a balance between manufacturing and logistics costs and customer service. Our manufacturing facilities are focused on in house manufacturing of our main product categories and emphasize quality and efficiency through scale. We have invested in new automated lines, such as fish fingers, poultry and spinach lines and because our plants are well invested and maintained, our capital expenditure requirements are well controlled.

Although capacity differs per product line and facility, we estimate that we have sufficient spare capacity available to accommodate future growth in our main product categories and as necessary to accommodate the seasonal nature of some of our products, particularly vegetables.

In 2016, we announced the closure of our factory and pea processing operations in Bjuv, Sweden, and operations will have ceased by the first half of 2017 with production expected to transfer to other factories in the Group’s network. The consolidation of operations is expected to create a more efficient supply chain.

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

Logistics

Our distribution network is made up of our manufacturing facilities, warehouses, local distribution centers and third party providers of services (such as transport). We outsource the majority of our distribution processes to third parties seeking to collaborate with shared sites and integrated transport networks. Our distribution network is well consolidated and aligned with our manufacturing footprint in the United Kingdom, Germany, Italy, Sweden, France, Norway and Spain. From our manufacturing plants, our products are sent to regional distribution centers to be further distributed to local markets. Our primary distribution centers are used to consolidate both local production and imported products to be sold locally. These sites include Wisbech in the United Kingdom, Reken in Germany, Vitulazio, Latina and Parma in Italy, Bjuv in Sweden, Lognes in France, Tonsberg and Moss in Norway and Marcilla in Spain.

Seasonality

Our sales and working capital levels have historically been affected to a limited extent by seasonality. In general, sales volumes for frozen food are slightly higher in colder or winter months, partly because there are fewer fresh alternatives available for vegetables and because our retailers typically allocate more freezer space to the ice cream segment in hotter or summer months. In addition, variable production costs, including costs for seasonal staff, and working capital requirements associated with the keeping of inventories, vary depending on the harvesting and buying periods of seasonal raw materials, in particular vegetable crops. For example, stock levels typically peak in August to September just after the pea harvest, and as a result, we require more working capital during those months.

Corporate Social Responsibility

We operate a Corporate Social Responsibility program which is an important part of our brand positioning. It captures our commitment and vision of the role that we must play in bringing food to our consumers while tackling fundamental challenges in our environment and society. There are three primary focus areas:

•	Reduction of food waste. Frozen food can offer a more sustainable food choice because it can cut food spoilage and food waste due to the portion control and to an extended shelf-life.

•	Healthier meal choices. Our products and innovations can help consumers make healthier meal choices.

•	Responsible sourcing. We aim to source and prepare our food products in a responsible way.

Fisheries

We have continued a long-term leadership position to pioneer the certification of global sustainable and responsible fisheries. Our Sustainable Fisheries Development Policy requires us to use the world’s most robust independent sustainable fisheries verification process, the Marine Stewardship Council standard (MSC).

It is also our policy to only source farmed seafood from responsibly managed farms which operate to independent third party standards such as the Global Aquaculture Alliance (GAA), Global GAP and Aquaculture Stewardship Council (ASC) standards.

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

Poultry

All of our poultry is responsibly sourced from suppliers that comply with a Code of Practice under closely monitored conditions which covers feed, animal medicines usage, welfare and social standards.

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

Intellectual Property

Maintaining adequate brand protection is of significant importance to our business as we rely on our brands to implement our master brand strategy. We have a substantial trademark portfolio with nearly 2,550 trademarks across all of our markets. Our intellectual property is managed centrally, and we work closely with a third party agency in respect of filings, renewals, recordings and the prosecution and enforcement of intellectual property matters internationally.

We own a European Union trademark as well as national trademarks for our Birds Eye brand in the United Kingdom, Ireland, and other parts of Europe outside the European Union, parts of the Middle East, Asia and Africa. For historic reasons, the Birds Eye trademark is owned by third parties in North America and Australia.

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

Pensions

We operate a number of different pension schemes across our various countries of operation, the majority of which are defined contribution schemes. We operate defined benefit pension plans in Germany, Sweden, Italy and Austria which are all closed to new entrants, as well as various defined contribution plans in other countries, the largest of which include Sweden and the United Kingdom. In Germany, France, Italy and Norway, long term service awards are in operation and various other countries provide other employee benefits.

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

Listed below are the various internal due diligence procedures we have established to ensure continuous compliance with all relevant regulatory and food safety standards:

•	implementing food hygiene principles across all production sites in accordance with food hygiene regulations;

•	annual external auditing of our production sites conducted by independent compliance companies applying the British Retail Consortium Global Standard for Food Safety Issue 7 or its European equivalent, the International Food Standard, and ensuring that our suppliers are also certified to these standards;

•	ensuring that our Group’s Quality Management Systems comply with ISO 9001 and are externally audited;

•	conducting internal audits (including unannounced audits) covering all production sites as part of our internal audit program;

•	maintaining a risk-based microbiological and contaminant screening program, including screening for allergens, that covers raw materials and finished products; and

•	holding monthly regulatory updates which are open to our manufacturing plant technical managers and research and development team and quarterly policy board meetings to update and review outstanding issues.

Food Labeling Regulation

Pre-packaged food products must comply with provisions on labeling, which are harmonized throughout the European Union. Pre-packaged food products must also comply with provisions on nutrition labeling, which are also harmonized throughout the European Union. Under the Food Information for Consumers Regulation nutrition labeling is mandatory unless exempted, although all of our pre-packaged food is already compliant.

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

C.  Organizational Structure

We (Nomad Foods Limited) are a holding company with 43 subsidiaries, all of which are wholly-owned by us. The following table provides a list of all of our significant subsidiaries and country of incorporation.

Name	Activity	Country of incorporation	Ownership as of Dec 31 2016

Nomad Foods Europe Holdings Limited	Holding	England	100%
Nomad Foods Europe Holdco Limited	Holding	England	100%
Nomad Foods Europe Finco Limited	Holding	England	100%
Nomad Foods Europe Midco Limited	Holding/Finance	England	100%
Iglo Foods Bondco Plc	Finance	England	100%
Nomad Foods Europe Limited	Management	England	100%
Birds Eye Limited	Trading	England	100%
Nomad Foods Europe Finance Limited	Finance	England	100%
Birds Eye Ireland Limited	Trading	Republic of Ireland	100%
Iglo Holding GmbH	Holding	Germany	100%
Iglo Nederland B.V.	Trading	Netherlands	100%
Iglo Belgium S.A.	Trading	Belgium	100%
Iglo France SAS	Trading	France	100%
Iglo Portugal	Trading	Portugal	100%
Iglo Austria Holdings GmbH	Holding	Austria	100%
C.S.I. Compagnia Surgelati Italiana S.R.L.	Trading	Italy	100%
Findus Sverige Holdings AB	Holding	Sweden	100%
Iglo GmbH	Trading	Germany	100%
Frozen Fish International GmbH	Trading	Germany	100%
Liberator Germany Newco GmbH	Property	Germany	100%
Iglo Austria GmbH	Trading	Austria	100%
Findus Sverige AB	Trading	Sweden	100%
Frionor Sverige AB	Holding	Sweden	100%
Findus Holdings France SAS	Holding	France	100%
Findus France SAS	Trading	France	100%
Findus Manufacturing SLU	Trading	Spain	100%
Findus Espana SLU	Trading	Spain	100%
Findus Danmark A/S	Trading	Denmark	100%
Findus Finland Oy	Trading	Finland	100%
Findus Norge AS	Trading	Norway	100%

D.  Property, Plant and Equipment

The following table sets forth information on the main properties used by us in our business:

Facility	Products	Production (tons)	Utilization %	Freehold/ Leasehold
Bjuv	Vegetables, Free Flow Meals, Ready Meals	44,000 volume per year	40	Mixed
Boulogne	Fish Products	20,000 volume per year	62	Leasehold
Bremerhaven	Fish Products	87,000 volume per year	84	Leasehold
Cisterna	Vegetables, Free Flow Meals, Fish Fingers, Sofficini	68,000 volume per year	47	Freehold
Larvik	Vegetables, Free Flow Meals, Ready Meals	7,000 volume per year	41	Freehold
Loftahammar	Baked Goods	3,500 volume per year	41	Freehold
Lowestoft	Vegetables, Fish Products, Poultry, Potato, Beef Burgers	108,000 volume per year	80	Mixed
Reken	Vegetables, Free Flow Meals	77,000 volume per year	64	Freehold
Tonsberg	French Fries, Vegetables, Free Flow Meals	27,000 volume per year	61	Leasehold
Valladolid	Vegetables, Free Flow Meals, Ready Meals, Pastry Products, Pizza	12,000 volume per year	24	Leasehold

Item 4A.        Unresolved Staff Comments

None.

Item 5.           Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the year ended December 31, 2016, the nine months ended December 31, 2015 and the twelve months ended March 31, 2015 of the Company and the five months ended May 31, 2015 and six months ended June 30, 2014 of our Predecessor, Iglo.

We were formed on April 1, 2014 and had no trading operations until we acquired Iglo on June 1, 2015.

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

Overview

We were incorporated with limited liability under the laws of the British Virgin Islands under the BVI Companies Act on April 1, 2014 under the name Nomad Holdings Limited. After the Iglo Acquisition on June 1, 2015, we changed our name to Nomad Foods Limited. The Company is a “foreign private issuer” as defined in Rule 3b-4 promulgated by the U.S. Securities and Exchange Commission (“SEC”) under the U.S. Securities Exchange Act of 1934 (the “1934 Act”) and in Rule 405 under the U.S. Securities Act of 1933. As a result, it is eligible to file its annual reports pursuant to Section 13 of the 1934 Act on Form 20-F and to file its interim reports on Form 6-K. The Ordinary shares of the Company are listed on the New York Stock Exchange (“NYSE”).

Nomad operates in the European frozen food market, selling its products primarily to large grocery retailers either directly or through distribution arrangements primarily in the United Kingdom, Italy, Germany, Sweden, France and Norway.

Our top six markets collectively represented approximately 75% of the total Western European frozen food markets (in terms of retail sales value) and generated 81% of our revenue in 2016. We also sell our products in Austria, Belgium (including the Lutosa brand), Finland, Greece, Hungary, Ireland, Portugal, Switzerland, Denmark, The Netherlands and Spain (including the La Cocinera brand). The brands under which we sell our products are “Birds Eye” in the United Kingdom and Ireland, “Findus” in Italy, San Marino, France, Spain and Scandinavia and “Iglo” in Germany and other continental markets.

We operate ten manufacturing plants, two in Germany, two in Sweden, two in Norway and one in each of the United Kingdom, Spain, Italy and France.

Financings and Acquisitions

During 2016 we did not complete any financings or refinancings and we did not complete any acquisitions.

In May 2015, we issued 75,666,669 of our ordinary shares in a private placement at a price of $10.50 per ordinary share (the “May 2015 Offering”). In April 2015, we amended the Warrants issued in the 2014 Offering to accelerate the expiration date to the closing of the Iglo Acquisition (subject to certain limited exceptions) and, in order to incentivize the Warrant holders to exercise their Warrants prior to the new expiration date, we reduced the exercise price of the Warrants from $11.50 to $10.50 per whole ordinary share for all Warrants exercised before the new expiration date. Between May and June 2015, we issued an aggregate of 16,673,307 ordinary shares pursuant to the exercise of the Warrants. There are no Warrants currently outstanding.

On June 1, 2015, we consummated our initial acquisition by purchasing Iglo Foods Holdings Limited (now known as Nomad Foods Europe Holdings Limited), a leading frozen food manufacturer and distributor in Europe. We paid an aggregate purchase price of €2.6 billion, including assumed debt of €1.2 billion and the issuance of 13,743,094 ordinary shares (the “Iglo Seller Shares”) to the seller, a private equity fund advised by Permira Advisers LLP. We financed the Iglo Acquisition through a combination of available cash from the 2014 Offering, the May 2015 Offering and the early exercise of Warrants.

In the July 2015 Offering, we issued 15,445,346 ordinary shares at a price of $20.75 per ordinary share. The number of ordinary shares issued in the July 2015 Offering represented, in aggregate, approximately 9.99% of our issued ordinary share capital immediately prior to the offering.

On November 2, 2015, we acquired the Findus Group for approximately £500 million, consisting of £415 million in cash and the Findus Consideration Shares. Through the Findus Acquisition, we acquired the continental European businesses of the Findus Parent in Sweden, Norway, Finland, Denmark, France, Spain and Belgium relating to the Findus, Lutosa, and La Cocinera brands. Findus revenues for the fiscal year ended September 30, 2015 were £471 million.

The £415 million cash portion of the Findus purchase price was funded through a combination of cash on hand and €285 million of a new €325 million senior term loan under our existing Senior Facilities Agreement. Additionally, the Findus Seller was issued the Findus Consideration Shares at closing. The Findus Seller continues to be restricted from transferring 50% of the Findus Consideration Shares until November 1, 2017.

Accounting for the Iglo Acquisition

Effective from the date of the Iglo Acquisition, we have reflected the Iglo Acquisition in our consolidated financial statements prepared in accordance with IFRS. The Iglo Acquisition is accounted for using the purchase method as required by IFRS 3 “Business Combinations”. The net assets of the Iglo Group have been adjusted to our estimate of fair value as of June 1, 2015, the date when control of the Iglo Group passed to us. The excess of the costs of acquisition over the fair value of the assets and liabilities of the Iglo Group has been recorded as goodwill. We have now completed the assessment of the purchase price allocation and such fair values are final.

Accounting for the Findus Acquisition

We have reflected the Findus Acquisition in our consolidated financial statements prepared in accordance with IFRS from the date of the acquisition, November 2, 2015. In the nine months ended December 31, 2015 we present two months of operations in our consolidated results.

We have accounted for the Findus Acquisition using the purchase method as required by IFRS 3 “Business Combinations”. The net assets of the Findus Acquisition has been adjusted to fair value as of November 2, 2015, the date when control passed to us. The excess of the costs of acquisition over the fair value of the assets and liabilities of the Findus Acquisition is recorded as goodwill. The fair values have now been completed and as such the purchase price allocation and fair values are final.

Critical Accounting Estimates and Judgments

Information relating to “Critical Accounting Estimates and Judgments” are described in detail and are reported in Note 4 to the Financial Statements.

Recently Issued and Not Yet Adopted Accounting Pronouncements under IFRS

Information relating to “IFRSs not yet adopted” are described in detail and are reported in Note 3 to the Financial Statements.

A.  Operating Results

Overview of Results

	Successor	Successor	Successor	Predecessor	Predecessor

	Year ended Dec 31 2016 €m	9 months ended Dec 31 2015 €m	Year ended Mar 31 2015 €m	5 months ended May 31 2015 €m	Year ended Dec 31 2014 €m
Statement of Income data:
Revenue	1,927.7	894.2	-	640.3	1,500.9
Cost of sales	(1,356.7)	(663.0)	-	(417.9)	(970.9)
Gross profit	571.0	231.2	-	222.4	530.0
Other operating expenses	(298.4)	(138.6)	(0.7)	(109.5)	(254.2)
Exceptional items	(134.5)	(58.1)	(0.7)	(84.3)	(52.9)
Charge related to Founder Preferred Shares Annual Dividend Amount	-	(349.0)	(165.8)	-	-
Credit/(Charge) related to Warrant Redemption Liability	-	0.4	(0.4)	-	-
Operating profit/(loss)	138.1	(314.1)	(167.6)	28.6	222.9
Finance income	24.2	8.7	0.1	2.0	6.8
Finance costs	(86.3)	(44.2)	-	(117.7)	(297.0)
Net finance costs	(62.1)	(35.5)	0.1	(115.7)	(290.2)
Profit/(loss) before tax	76.0	(349.6)	(167.5)	(87.1)	(67.3)
Taxation	(39.6)	12.3	-	(40.9)	(41.8)
Profit/(loss) for the period	36.4	(337.3)	(167.5)	(128.0)	(109.1)

The table below presents certain additional other key performance indicators:

	Successor	Successor	Successor	Predecessor	Predecessor

(€ in millions, except percentages)	Year ended Dec 31 2016 €m	9 months ended Dec 31 2015 €m	Year ended Mar 31 2015 €m	5 months ended May 31 2015 €m	Year ended Dec 31 2014 €m

Gross margin(1)	29.6%	25.9%	-	34.7%	35.3%
As Adjusted EBITDA(2)	324.9	156.3	(0.7)	125.4	306.2
As Adjusted EBITDA margin(3)	16.9%	17.5%	n.p.	19.6%	20.4%
(1)	Gross Margin. Gross margin represents gross profit as a percentage of revenue for the relevant period.
(2)	As Adjusted EBITDA. EBITDA is profit/loss before tax for the period before net financing costs, depreciation and amortization. As Adjusted EBITDA is EBITDA adjusted to exclude (when they occur) exited markets, trading day impacts and chart of account (“CoA”) alignments and remove the impact of share based payment charges, exceptional items, charges relating to the Founders Preferred Shares Annual Dividend Amount, charges relating to the redemption of warrants and other similar items. We believe that As Adjusted EBITDA is a useful indicator of our ability to incur and service its indebtedness and in assessing the underlying performance of its business and can assist securities analysts, investors and other parties to perform their own evaluation. Accordingly, the information has been disclosed in this annual report to permit a more complete and comprehensive analysis of our operating performance. You should exercise caution in comparing our As Adjusted EBITDA with similarly titled measures of other companies. As Adjusted EBITDA is not a measure of liquidity or performance calculated in accordance with IFRS and should be viewed as a supplement to, not a substitute for, our results of operations presented in accordance with IFRS.
(3)	As Adjusted EBITDA Margin. As Adjusted EBITDA margin represents As Adjusted EBITDA as a percentage of revenue for the relevant period. As Adjusted EBITDA and As Adjusted EBITDA margin are non-IFRS measures and you should not consider them an alternative or substitute to operating profit or operating margin as a measure of operating performance.

The following table reconciles net profit/(loss) before tax to As Adjusted EBITDA for the relevant period as follows:

		Successor	Successor	Predecessor	Predecessor

	Year ended Dec 31 2016 €m	9 months ended Dec 31 2015 €m	Year ended Mar 31 2015 €m	5 months ended May 31 2015 €m	Year ended Dec 31 2014 €m
Profit/(loss) before tax	76.0	(349.6)	(167.5)	(87.1)	(67.3)
Net financing costs/(income)	62.1	35.5	(0.1)	115.7	290.2
Operating profit/(loss)	138.1	(314.1)	(167.6)	28.6	222.9
Depreciation and amortization	51.1	21.8	—	12.5	30.4
Exceptional items	134.5	58.1	0.7	84.3	52.9
Share based payment charges	1.2	—	—	—	—
Net purchase-price adjustment-inventory step up	—	37.0	—	—	—
Net purchase-price adjustment for cash flow hedge accounting	—	4.9	—	—	—
Change in Founder Preferred Shares Annual Dividend Amount and Warrant redemption	—	348.6	166.2	—	—
As Adjusted EBITDA	324.9	156.3	(0.7)	125.4	306.2

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

Charges related to Founder Preferred Shares Annual Dividend Amount. The charges relate to the Founder Preferred Shares Annual Dividend Amount by which the holders of Founder Preferred Shares are entitled to receive dividends, subject to certain performance conditions. The instrument and its component parts were analyzed under IFRS 2. The Company intends that any future Founder Preferred Shares Annual Dividend Amount will be equity settled. Accordingly as of June 1, 2015, the liability was classified as an equity reserve with no further revaluations through the Statement of Profit or Loss to be expected. Should a Founder Preferred Share Annual Dividend Amount become due and payable, the market value of any dividend paid will be deducted from the Founder Preferred Shares Dividend reserve, with any excess deducted from the accumulated profit/(deficit) reserve within equity.

Charges relating to Warrant redemption. The charges relate to the redemption rights of any outstanding Warrants which were fair valued at each balance sheet date with any changes in fair value charged to the income statement. The remaining warrants that were issued by the Company in conjunction with its initial public offering in April 2014 were redeemed in the nine months ended December 31, 2015 and a credit of €0.4 million was recognized in the Consolidated Statement of Profit or Loss. There are no Warrants currently outstanding.

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

Gross Margin. Gross margin is gross profit as a percentage of revenue.

We also utilize certain additional key performance indicators, as described below. We believe these measures provide an important alternative measure with which to assess our underlying trading performance on a constant basis. Our calculation of As Adjusted EBITDA and As Adjusted EBITDA margin may be different from the calculations used by other companies and therefore comparability may be limited. As Adjusted EBITDA and As Adjusted EBITDA margin are non-IFRS measures and you should not consider them an alternative or substitute to operating profit or operating margin as a measure of operating performance.

As Adjusted EBITDA. EBITDA is profit/loss before tax for the period before net financing costs, depreciation and amortization. As Adjusted EBITDA is EBITDA adjusted to exclude (when they occur) exited markets, trading day impacts and chart of account (“CoA”) alignments and remove the impact of share based payment charges, exceptional items, charges relating to the Founders Preferred Shares Annual Dividend Amount, charges relating to the redemption of warrants and other similar items. We believe that As Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and in assessing the underlying performance of our business and can assist securities analysts, investors and other parties to perform their own evaluation.

As Adjusted EBITDA Margin. As Adjusted EBITDA margin is As Adjusted EBITDA as a percentage of revenue.

Currency

Our consolidated financial statements have been presented in Euro, which is our functional currency. Unless specifically stated otherwise herein, transactions in foreign currencies have been translated at the foreign exchange rate at the date of the relevant transaction.

Changes in foreign currency rates have a translation impact on our reported operating results.

A significant portion of our operations have functional currencies other than Euro (principally Pound Sterling). In preparing its financial statements, translations in currencies other than our functional currency are recognized at the rates of exchange prevailing at the dates of transaction. Accordingly, our results for each of the periods presented below have been impacted by fluctuations in foreign exchange rates. Where material, our results, excluding translational currency impacts, have been provided. Results presented excluding translational currency impacts are not presented in accordance with IFRS. Non-IFRS financial measures are intended to supplement the applicable IFRS disclosures and should not be viewed as a replacement of IFRS results. We believe excluding the impact of changes in exchange rates allows for better comparability of results between periods and provides an additional and meaningful assessment of the performance of the business.

Results of Operations for the Year Ended December 31, 2016 and the Nine Months Ended December 31, 2015

	Successor Year ended Dec 31 2016	Successor 9 months ended Dec 31 2015
Statement of Income data:	€m	€m
Revenue	1,927.7	894.2
Cost of sales	(1,356.7)	(663.0)
Gross profit	571.0	231.2
Other operating expenses	(298.4)	(138.6)
Exceptional items	(134.5)	(58.1)
Charge related to Founder Preferred Shares Annual Dividend Amount	—	(349.0)
Credit related to Warrant Redemption Liability	—	0.4
Operating profit/(loss)	138.1	(314.1)
Finance income	24.2	8.7
Finance costs	(86.3)	(44.2)
Net finance costs	(62.1)	(35.5)
Profit/(loss) before tax	76.0	(349.6)
Taxation	(39.6)	12.3
Profit/(loss) for the period	36.4	(337.3)

The figures for the year ended December 31, 2016 represents a full twelve months of operations of both the Iglo Group and the Findus acquisition compared with the nine months ended December 31, 2015 representing seven months of operations of the Iglo Group from June 2015 through to December 2015 and two months of operations of the Findus Acquisition from November through to December 2015. The comments below are on that basis.

Revenue for the year ended December 31, 2016 was €1,927.7 million (nine months to December 31, 2015: €894.2 million).

Gross profit for the year ended December 31, 2016 was €571.0 million and gross margin was 29.6%. (nine months to December 2015: €231.2 million and a gross margin of 25.9%).

Other operating expenses increased to €298.4 million for the year ended December 31, 2016 (nine months to December 31, 2015: €138.6 million). The increase of €159.8 million primarily relates to a full twelve months of operation for both the Iglo Group and the Findus acquisition operating expenses.

Charges related to the Founder Preferred Shares Annual Dividend Amount was €nil for the year ended December 31, 2016 (nine months to December 31, 2015: €349.0 million). The comparative period charge relates to the periodic fair value through the Statement of Profit or Loss of the Founder Preferred Shares Annual Dividend Amount liability up to June 1, 2015. From June 1, 2015, we expect to equity settle any Founder Preferred Shares Annual Dividend Amount and therefore, as of June 1, 2015, the liability was classified as an equity reserve with no further revaluations through the Statement of Profit or Loss to be expected. Should a Founder Preferred Share Annual Dividend Amount become due and payable, the market value of any dividend paid will be deducted from the Founder Preferred Shares Dividend reserve, with any excess deducted from the accumulated profit/(deficit) reserve within equity.

The charges relate to the redemption rights of any outstanding Warrants which were fair valued at each balance sheet date with any changes in fair value charged to the income statement. The remaining warrants that were issued by the Company in conjunction with its initial public offering in April 2014 were redeemed in the nine months ended December 31, 2015 and a credit of €0.4 million was recognized in the Consolidated Statement of Profit or Loss. There are no Warrants currently outstanding.

Exceptional items of €134.5 million were incurred in the year ended December 31, 2016 (nine months to December 31, 2015: €58.1 million). Included in this charge are supply chain reconfiguration costs of €84.3 million (nine months to December 31, 2015: €nil), primarily related to restructuring activities in Sweden, Findus Group integration costs of €29.6 million (nine months to December 31, 2015: €4.5 million), losses on re-measurement of indemnification assets costs of €10.4 million (nine months to December 31, 2015: €nil), investigation of strategic opportunities and other items of

€8.8 million (nine months to December 31, 2015: €9.6 million), costs related to transactions of €4.8 million as a result of the New York Stock Exchange listing (nine months to December 31, 2015: €34.1 million relating predominantly to the Iglo and Findus Acquisitions), costs related to long-term management incentive plans of €1.9 million (nine months to December 31, 2015: €3.5 million), an income for other restructuring costs of €1.0 million (nine months to December 31, 2015: charge of €8.9 million) and net income related to the Cisterna fire of €4.3 million (nine months to December 31, 2015: €2.5 million).

Net finance costs of €62.1 million in the year ended December 31, 2016 (nine months ended December 31, 2015: €35.5 million) include €68.7 million of interest payable on long term borrowings and other cash pay interest expenses (nine months ended December 31, 2015: €38.8 million), €12.6 million of other interest and finance costs (nine months ended December 31, 2015: €2.8 million) and €5.0 million of amortization of capitalized borrowing costs (nine months to December 31, 2015: €2.1 million). This is offset by a gain of €18.3 million resulting from the translation of foreign currency-denominated financial assets and liabilities into Euros (nine months to December 31, 2015: loss of €0.5 million) and finance income of €5.9 million (nine months ended December 31, 2015: €8.7 million).

A tax charge in the year ended December 31, 2016 of €39.6 million was due to increased profitability and provision for historic exposures. A taxation credit of €12.3 million was booked in the nine months ended December 31, 2015 relating to seven months of Iglo and two months of Findus operations.

Results of Operations for the Nine Months ended December 31, 2015 and the year ended March 31, 2015

	Successor	Successor

	9 months ended Dec 31 2015	Year ended Mar 31 2015
Statement of Income data:	€m	€m
Revenue	894.2	—
Cost of sales	(663.0)	—
Gross profit	231.2	—
Other operating expenses	(138.6)	(0.7)
Exceptional items	(58.1)	(0.7)
Charge related to Founder Preferred Shares Annual Dividend Amount	(349.0)	(165.8)
Credit/(Charge) related to Warrant Redemption Liability	0.4	(0.4)
Operating loss	(314.1)	(167.6)
Finance income	8.7	0.1
Finance costs	(44.2)	—
Net finance (costs)/income	(35.5)	0.1
Loss before tax	(349.6)	(167.5)
Taxation	12.3	—
Loss for the period	(337.3)	(167.5)

Revenue for the nine months ended December 31, 2015 was €894.2 million representing seven months of operations of the Iglo Group from June 2015 through to December 2015 and two months of operations of the Findus Acquisition. Prior to the Iglo Acquisition, Nomad had no operations.

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

Exceptional items of €58.1 million in the nine months ended December 31, 2015 relate to the transaction-related costs incurred by Nomad in connection with the Iglo Acquisition and the Findus Acquisition of €28.2 million, other costs related to transactions of €5.9 million, investigation of strategic opportunities and other items of €9.6 million, other restructuring costs of €8.9 million, the Findus Group integration costs of €4.5 million, costs related to management incentive plans of €3.5 million and net income related to the Cisterna fire of €2.5 million.

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

Results of Operations for Five Months Ended May 31, 2015 and the Six Months Ended June 30, 2014

	Predecessor 5 months ended May 31 2015	Predecessor 6 months ended June 30 2014
Statement of Income data:	€m	€m
Revenue	640.3	761.2
Cost of sales	(417.9)	(496.7)
Gross profit	222.4	264.5
Other operating expenses	(193.8)	(145.7)
Operating profit	28.6	118.8
Finance income	2.0	3.4
Finance costs	(117.7)	(137.4)
Net finance costs	(115.7)	(134.0)
Loss before tax	(87.1)	(15.2)
Taxation	(40.9)	(25.3)
Loss for the period	(128.0)	(40.5)

Our revenue decreased by €120.9 million to €640.3 million for the five months ended May 31, 2015 from €761.2 million for the six months ended June 30, 2014. Excluding the additional month of operations in 2014, the decrease in revenue was €14.2 million. Our exit from Romania, Slovakia and Turkey in 2015 and the one additional day in 2014 accounted for €8.8 million of the decline. We believe, based on external market data, that a significant portion of the remaining decrease was driven by continued growth in the discounter channel and an increase in private label offerings by traditional retailers. Furthermore, reduced promotional slots in Italy due to longer-than-expected annual negotiations with key customers impacted revenue by approximately €10.1 million. Those impacts were partially offset by a foreign exchange translational benefit from our UK business as a result of the stronger Sterling-to-Euro exchange rate and increased revenue in the Netherlands and Portugal. Excluding the foreign exchange translational benefit and the additional month in 2014, revenue would have decreased 5.9% or €39.3 million.

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

Indirect expenses decreased by €9.3 million to €60.2 million for the five months ended May 31, 2015 from €69.5 million for the six months ended June 30, 2014. Excluding the additional month in 2014, indirect expenses increased by €1.8 million, primarily due to a foreign exchange translational impact from Sterling-based costs in our UK business as a result of the stronger Sterling-to-Euro exchange rate.

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

B.  Liquidity and Capital Resources

Overview

We believe that cash flow from operating activities, available cash and cash equivalents and our access to our revolving credit facility will be sufficient to fund our liquidity requirements for at least the next 12 months. At December 31, 2016, we had €396.3 million of total liquidity, comprising €329.5 million in cash, net of bank overdrafts, and €66.8 million of available borrowings under our revolving credit facility. We also expect to continue to raise cash through equity and debt offerings when it is advisable to do so. Our principal liquidity requirements have been, and we expect will be, for working capital and general corporate purposes, including capital expenditures and debt service, as well as to identify and effect strategic acquisitions.

Restricted Cash

Nomad had cash and cash equivalents of €329.5 million at December 31, 2016, of which €4.2 million was restricted. Of this amount, €3.6 million was restricted due to French company law requirements, but ceased to be restricted as at January 27, 2017. This compares with cash and cash equivalents net of bank overdrafts of €186.1 million at December 31, 2015 of which €0.5 million was restricted. Cash may be restricted due to cash held in ring fenced accounts as collateral for guarantees or funds held in escrow accounts.

Cash Flows

Our primary sources of liquidity for the periods reported were cash flow from operations and financing activities. Cash flows from financing activities have in the past included, among other things, borrowings under credit facilities, high yield notes and shareholder loan notes. Our liquidity requirements arise primarily from the need to meet debt service requirements, to fund capital expenditures, to meet working capital requirements and to fund pension and tax obligations. Cash flows generated from operating activities, together with cash flows generated from financing activities, have historically been sufficient to meet our liquidity needs.

The following table summarizes net cash flows with respect to our operating, investing and financing activities for the periods indicated:

	Successor	Successor	Successor	Predecessor	Predecessor

	Year ended Dec 31 2016	9 months ended Dec 31 2015	Year ended Mar 31 2015	5 months ended May 31 2015	Year ended Dec 31 2014
		€m	€m	€m	€m

Net cash provided by / (used in) operating activities	282.1	48.0	(0.5)	78.7	267.4
Net cash used in investing activities	(50.4)	(959.8)	(295.6)	(6.3)	(26.3)
Net cash (used in) / provided by financing activities	(67.7)	952.5	353.5	(29.4)	(344.2)
Net increase/(decrease) in cash and cash equivalents	164.0	40.7	57.4	43.0	(103.1)
Cash and cash equivalents at end of the period	329.5	186.1	126.8	268.4	219.2

Net Cash from Operating Activities

Net cash from operating activities was €282.1 million for the year ended December 31, 2016, up from €48.0 million for the nine months ended December 31, 2015. The €234.1 million increase was primarily the result of including twelve months of Iglo and Findus operations compared to the nine months ended December 31, 2015 which include seven months of Iglo operations and two months of Findus operations.

Net cash used in operating activities for the year ended March 31, 2015 was primarily related to ongoing costs and expenses prior to the Iglo Acquisition.

Net cash used in operating activities for the five months ended May 31, 2015 and for the year ended December 31, 2014 related to ongoing operations.

Net Cash Used in Investing Activities

Net cash used in investing activities was €50.4 million for the year ended December 31, 2016, compared to net cash used in investing activities of €959.8 million for the nine months ended December 31, 2015. The outflow in the nine months ended December 31, 2015 was primarily due to the Iglo Acquisition of €693.6 million, the Findus Acquisition of €556.9 million and offset by redemption of portfolio investments of €312.1 million.

Net cash used in investing activities was €295.6 million for the year ended March 31, 2015, relating to investment of our cash prior to the Iglo Acquisition.

Net cash used in investing activities was €6.3 million for the five months ended May 31, 2015 and €26.3 million for the year ended December 31, 2014 which primarily related to capital expenditures.

Net Cash Provided by Financing Activities

Net cash used in financing activities was €67.7 million for the year ended December 31, 2016 compared to net cash provided by financing activities of €952.5 million for the nine months ended December 31, 2015. The outflow for the year ended December 31, 2016 relates primarily to interest payments. The inflow in the nine months ended December 31, 2015 was primarily from the sale of shares in the May and July 2015 Offerings of €1,171.8 million and €325.0 million drawn on the senior facilities to fund the Iglo Acquisition and the Findus Acquisition, offset by a repayment of loan principal of €490.0 million and €40.8 million of interest paid.

Net cash provided by financing activities was €353.5 million for the year ended March 31, 2015, primarily resulting from the issuance of ordinary shares in the 2014 Offering.

Net cash used in financing activities was €29.4 million for the five months ended May 31, 2015 primarily related to interest payable on the senior debt.

Net cash used in financing activities was €344.2 million for the year ended December 31, 2014. The outflow was primarily attributable to the repayment of senior debt by €236.9 million, €129.2 million of which was an excess cash payment in line with the former debt package covenants and €107.7 million of which was a net repayment as part of the new finance agreement.

Capital Expenditures

Our capital expenditures in 2016 consisted, and in 2017 we expect to consist of, primarily expenditures for factory capacity expansion and maintenance, cost savings projects, information systems, innovation, regulatory compliance and other items.

The following table sets forth our capital expenditures for the periods indicated, including as a percentage of revenue:

	Successor	Successor	Successor	Predecessor	Predecessor

	Year ended Dec 31 2016 €m	9 months ended Dec 31 2015 €m	Year ended Mar 31 2015 €m	5 months ended May 31 2015 €m	Year ended Dec 31 2014 €m
Capital expenditures	42.4	21.4	—	6.3	26.3
Capital expenditure as a % of revenue	2.2%	2.4%	—	1.0%	1.8%

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

The SFA currently consists of (i) a €363.3 million term loan facility (Facility C1), (ii) a £235 million term loan facility (Facility C2), (iii) a €325 million term loan facility (Facility C3) and (iv) an €80.0 million revolving credit facility of which up to €22.0 million can be used for the issuance of letters of credit.

As of December 31, 2016, we had approximately €964.2 million (December 31, 2015: €1,008.4 million) of indebtedness outstanding under our term loan facilities and no amounts outstanding under our revolving credit facility, other than €13.2 million (December 31, 2015: €9.5 million) in stand-by letters of credit.

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

The SFA contains certain customary negative operating covenants (certain of which are not applicable depending on the ratio of Consolidated Total Net Debt to Consolidated EBITDA) and other customary provisions relating to events of default, including non-payment of principal, interest or fees, misrepresentations, breach of covenants, creditor process, cross default to other indebtedness of the borrowers and its subsidiaries in excess of €20.0 million, cessation of business, and material adverse change. The company shall ensure that if, in respect of any Relevant Period ending after the Closing Date, the aggregate amount of: (i) all Revolving Facility Loans; (ii) drawn Letters of Credit; and (iii) Ancillary Outstanding’s (but excluding Ancillary Outstanding’s by way of undrawn letters of credit and undrawn bank guarantees under the relevant Ancillary Facility), (together the “RCF Drawings”) calculated as at the last day of each such Relevant Period, is equal to or exceeds 30 percent of the Total Revolving Facility Commitments as at such date, Debt Cover in respect of that Relevant Period shall not exceed 8.00:1.

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

The Notes are redeemable at our option in whole or in part, from time to time, upon not less than 10 days nor more than 60 days’ prior notice on or after July 17, 2016 at a redemption price equal to 100% of principal amount being redeemed plus accrued and unpaid interest to the redemption date.

Pension Plans

We maintain defined benefit pension plans in Germany, Sweden, Italy and Austria as well as various contributions plans in other countries. The defined benefit pension plans are partially funded in Germany and Austria and unfunded in Sweden and Italy. All defined benefit pension plans are closed to new entrants and there is no current requirement to fund the deficit in any of Germany, Sweden or Italy. We also maintain various defined contribution pension plans in other countries, the largest of which include Sweden and the United Kingdom. In most countries, long term service awards are in operation.

For accounting purposes, as of December 31, 2016 (based on the assumptions used), the deficit for the net employee benefit obligations equaled €190.9 million (December 31, 2015: €168.9 million).

For the year ended December 31, 2016 pension costs related to defined benefit, defined contributions and long-term benefit plans equated to €17.3 million. For the nine months ended December 31, 2015 pension costs related to defined benefit, defined contributions and long-term benefit plans equated to €8.2 million. For the year ended December 31, 2014, such costs equaled €10.2 million. This includes all costs related to the pension schemes and other long-term benefits plans as well as associated interest costs.

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

We operate one central “Category Marketing Operational Review Board” (“CMOR”) which is responsible for reviewing and approving innovations across the Company. Our research and development team is also centralized, allowing us to leverage our research and development investment across our markets, thus maximizing our ability to generate successful innovations efficiently.

We spent €13.3 million for the year ended December 31, 2016, €12.1 million in the nine months ended December 2015, €nil for the year ended March 31, 2015, €7.2 million in the five months ended May 31, 2015 and €15.7 million in the year ended December 31, 2014 on company-sponsored research and development activities.

D.  Trend information

We are subject to the following key industry trends and challenges which have impacted, and may continue to impact, our business, operations and financial performance:

•	Consumer Preferences. Consumer preferences drive demand for our products. There are a number of trends in consumer preferences which are having an impact on us and the frozen food industry as a whole. These include preferences for convenient, natural, better value, healthy and sustainable products. Our results of operation depend in large part on the continued appeal of our products and, given the varied backgrounds and tastes of our customer base, our ability to offer a sufficient range of products to satisfy a broad spectrum of preferences. In order to address consumer needs and ensure the continued success of our products, we aim to introduce new products and re-launch and extend existing product lines on a timely basis. We believe the increased focus on healthy and natural products is an opportunity for us. We recently launched our “Whole Grain” platform, which is intended to offer some of our core iconic products with a healthier coating as well as “ovenable” pancakes in Italy giving a healthier alternative to frying.

•	Economic Conditions. During a weak macroeconomic environment, such as that experienced in recent years in certain of our markets, consumer buying patterns shift as consumers look for value alternatives. This has caused an increase in the percentage of products sold on promotion, a shift from traditional retail grocery to discounter channels and greater purchases of more economical, private label products. When our sales volumes decline, we are less able to pass along higher production costs. As a result, we are continuously focused on reducing costs through improved productivity and efficiency.

•	Competition. In addition to the competition we face from traditional, well-established branded frozen food manufacturers, over the last few years we have seen increased competition from the discounter channel. Discounters are supermarket retailers which offer food and grocery products at discounted prices and which typically focus on non-branded rather than branded products. The discounter channel has been growing at a faster rate than the traditional retailer channels over the last several years. To address this growing trend, we intend to pursue selected, profitable opportunities to increase our presence with the discounter channel. With the growth of the discounter channel, in an effort to compete, our traditional retail customers have increased their offering of their own private label products. Because these customers control the shelf space allocations within their stores, they may allocate more shelf space to their private label products in accordance with their respective promotional strategies. To address decreases in shelf space allocated to our products, we may reduce our prices, either directly or through increased promotional activity, or invest greater amounts in advertising our products to ensure our products remain competitive.

E.  Off-balance sheet arrangements

We did not have any material off-balance sheet arrangements during the reported periods.

F.  Tabular disclosure of contractual obligations

The following table summarizes our estimated material contractual cash obligations and commercial commitments as of December 31, 2016, and the future periods in which such obligations are expected to be settled in cash:

	Cash payments due by period
(€ in millions)	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long term debt	1,464.2	-	-	1,464.2	-
Long term debt—interest (1)	210.5	59.7	120.9	29.9	-
Operating leases(2)	179.6	18.3	29.6	22.0	109.7
Purchase commitments (3)	143.5	85.3	42.4	15.8	-
Finance leases	1.8	0.7	1.1	-	-

Total (4)	1,999.6	164.0	194.0	1,531.9	109.7

(1)	Represents estimates of future interest payable, which will depend upon the timing of cash flows as well as fluctuations in the applicable interest rates and the Company’s debt structure. These forecasts have been compiled using the debt structure as at December 31, 2016 and the assumption that the 1 month EURIBOR and LIBOR rates will increase to 0% and 0.8% respectively by 2020.
(2)	Excludes contractual annual increases linked to inflation indices. A proportion of these contractual commitments are included in the consolidated balance sheet within provisions where no future economic benefit will be received.
(3)	Represents capital and raw material expenditures as well as and long term service contracts which we have committed to make but which are not yet payable. Amounts also exclude provisions already included within the consolidated balance sheet.
(4)	Retirement benefit obligations of €190.9 million are not presented above as the timing of the settlement of these obligations is uncertain. Certain long-term liabilities related to income taxes, insurance accruals, and other accruals included on the consolidated balance sheet are excluded from the above table as we are unable to estimate the timing of payments for these items.

G.  Safe harbor

See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this annual report.

Item 6.            Directors, Senior Management and Employees

A.  Executive Officers and Directors

The following table lists each of our executive officers and directors and their respective ages and positions as of March 30, 2017.

Name	Age	Position
Martin E. Franklin	52	Co-Chairman
Noam Gottesman	55	Co-Chairman
Ian G.H. Ashken	56	Director
Stéfan Descheemaeker	56	Chief Executive Officer and Director
Tania Howarth	55	Chief Operating Officer
Jeremy Isaacs CBE	53	Director
Paul Kenyon	53	Chief Financial Officer and Director
James E. Lillie	55	Director
Lord Myners of Truro CBE	68	Lead Independent Director
Victoria Parry	51	Director
Brian Welch	30	Director
Simon White	58	Director

Set forth below is a brief biography of each of our executive officers and directors.

Martin E. Franklin, our co-founder and co-Chairman has been a director of Nomad since April 2014. Mr. Franklin is the Founder and CEO of Mariposa Capital LLC and Chairman and controlling shareholder of Royal Oak Enterprises, LLC. Mr. Franklin was the founder and Chairman of Jarden Corporation, (“Jarden”), from 2001 until April 2016 when Jarden merged with Newell Brands Inc. (“Newell”). Mr. Franklin became Chairman and Chief Executive Officer of Jarden in 2001, and served as Chairman and Chief Executive Officer until 2011, at which time he began service as Executive Chairman. Currently, Mr. Franklin is also founder and Chairman of Platform Specialty Product Corporation, a director of Restaurant Brands International Inc. (“Restaurant Brands”) and a director of Newell. Prior to founding Jarden in 2001, Mr. Franklin served as the Chairman and/or Chief Executive Officer of three public companies: Benson Eyecare Corporation, Lumen Technologies, Inc., and Bollé Inc. between 1992 and 2000. In the last five years, Mr. Franklin served as a director of the following public companies: Burger King Worldwide, Inc. (until its transaction with Tim Hortons, Inc. and the creation of Restaurant Brands in December 2014), GLG Partners, Inc., Promotora de Informaciones, S.A., and Kenneth Cole Productions, Inc.

Noam Gottesman, our co-founder and co-Chairman has been a director of Nomad since April 2014. Mr. Gottesman is the Founder and Managing Partner of TOMS Capital LLC, which he founded in 2012. Mr. Gottesman was the co-founder of GLG Partners Inc. and its predecessor entities where he served in various chief executive capacities until January 2012. Mr. Gottesman served as GLG’s chief executive officer from September 2000 until September 2005, and then as its co-chief executive officer from September 2005 until January 2012. Mr. Gottesman was also chairman of the board of GLG following its merger with Freedom and prior to its acquisition by Man Group plc. Mr. Gottesman co-founded GLG as a division of Lehman Brothers International (Europe) in 1995 where he was a Managing Director. Prior to 1995, Mr. Gottesman was an executive director of Goldman Sachs International, where he managed global equity portfolios in the private client group.

Ian G.H. Ashken was the co-founder of Jarden and served as its Vice Chairman and President until the consummation of Jarden’s business combination with Newell in April 2016. In April 2016, Mr. Ashken joined the board of Newell. Mr. Ashken was appointed to the Jarden board on June 25, 2001 and served as Vice Chairman, Chief Financial Officer and Secretary from September 24, 2001. Mr. Ashken was Secretary of Jarden until February 15, 2007 and Chief Financial Officer until June 12, 2014. Mr. Ashken served as the Vice Chairman and/or Chief Financial Officer of three public companies, Benson Eyecare Corporation, Lumen Technologies, Inc. and Bollé Inc. between 1992 and 2000. Mr. Ashken also serves as a director of Platform Specialty Products Corporation and is a director or trustee of a number of private companies and charitable institutions. During the last five years, Mr. Ashken previously served as a director of Phoenix Group Holdings.

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

Tania Howarth was appointed Chief Operating Officer of Iglo in January 2010. Ms. Howarth joined Iglo in April 2007 and successfully led the separation from Unilever and the creation of a standalone integrated SAP platform. She has held senior positions at branded goods companies including Coca-Cola, where she served as the Chief Information Officer for Europe, the Middle East and Africa, PepsiCo where she served as Chief Information Officer for the Walkers Snackfood business, Sun Microsystems ICI and PricewaterhouseCoopers.

Jeremy Isaacs is a Founding Partner of JRJ Group. At JRJ Group, Mr. Isaacs is closely involved with the implementation and guidance of fund strategy, as well as the development and execution of portfolio company strategy. Prior to establishing JRJ Group, in late 2008, Mr. Isaacs held senior executive positions with Lehman Brothers with responsibility for businesses outside North America. Mr. Isaacs serves as a non-executive director of both Marex Spectron and Food Freshness Technology. He participates in numerous philanthropic activities, holding a range of positions, including Trustee of The Isaacs Charitable Trust, non-executive director of Imperial College Healthcare NHS Trust, member of the Bridges Development Fund Advisory Board, and Trustee of the Noah’s Ark Children’s Hospice. Mr. Isaacs is an Honorary Fellow of the London Business School. He served as non-executive director of Imperial College Healthcare NHS Trust from October 2013 to September 2016. Mr. Isaacs was appointed Commander of the Order of the British Empire (CBE) in the 2015 Queen’s Birthday Honours for his services to the NHS.

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

James E. Lillie served as Jarden’s Chief Executive Officer from June 2011 until the consummation of Jarden’s business combination with Newell in April 2016. He joined Jarden in 2003 as Chief Operating Officer and was named President in 2004 and CEO in June 2011. From 2000 to 2003, Mr. Lillie served as Executive Vice President of Operations at Moore Corporation, Limited. From 1999 to 2000, he served as Executive Vice President of Operations at Walter Industries, Inc., a Kohlberg, Kravis, Roberts & Company (“KKR”) portfolio company. From 1990 to 1999, Mr. Lillie held a succession of senior level management positions across a variety of disciplines including human resources, manufacturing, finance and operations at World Color, Inc., another KKR portfolio company. Mr. Lillie serves on the board of the US-China Business Council (USBC), a private, nonpartisan, nonprofit organization of American companies that do business in China. Since February 2017, Mr. Lillie has served on the board of directors of Tiffany & Co.

Lord Myners is Chancellor of the University of Exeter and a member of Court and Council of the London School of Economics and Political Science. He served as the Financial Services Secretary in Her Majesty’s Treasury, the United Kingdom’s finance ministry from October 2008 to May 2010. Prior to his service at the Treasury, Lord Myners served as chairman or a member of the board of several organizations, including as chairman of Guardian Media Group from 2000 to 2008, director of GLG Partners Inc. from 2007 to 2008, Director of Land Securities Group plc from 2006 to 2008 (chairman from 2007 to 2008), chairman of Marks & Spencer plc from 2004 to 2006, and chairman of Aspen Insurance Holdings Ltd from 2002 to 2007. Lord Myners served as chairman of PSPC from April 2013 until its business combination with MacDermid, Incorporated in October 2013. He also served as the chairman of JHL, a special purpose acquisition company, from February 2011 until its business combination with Burger King Worldwide, Inc. in June 2012. From 1986 to 2001, he served as a director of Gartmore Investment Management Limited. He has also served in an advisory capacity to the United Kingdom Treasury and the United Kingdom Department of Trade & Industry, with particular focus on corporate governance practices. Other positions held by Lord Myners have included chairman of the Trustees of Tate, chairman of the Low Pay Commission, a member of the Court of the Bank of England, a member of the Investment Board of GIC, Singapore’s sovereign wealth fund. Lord Myners is currently serving as a non-executive director of OJSC Megafon and Windmill Hill Asset Management. He is vice-chairman of Global Counsel, the non-executive chairman of Autonomous Research LLP, chairman and a partner of Cevian Capital LLP and Chairman of Daniel J Edelman (UK). Lord Myners is a graduate, with honors, from University of London and has an honorary doctorate from the University of Exeter. He is a Visiting Fellow at Nuffield College, Oxford and an Executive Fellow at London Business School. He is a crossbench member of the UK’s House of Lords, the senior chamber in Parliament.

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

Brian Welch is a Partner in Pershing Square Capital Management L.P., an investment advisor with over $11 billion of assets under management. Pershing Square is a concentrated, research intensive, fundamental value investment firm based in New York City. Mr. Welch joined Pershing Square in September 2011, and is responsible for identifying, analyzing and monitoring current and prospective investment opportunities across a variety of industries. Before joining Pershing Square, Mr. Welch was a private equity analyst at The Blackstone Group from 2008 to 2011.

Simon White was, until 2014, Chief Operating Officer of Man Group PLC where he was a member of the Executive Committee. Prior to GLG’s merger with Man in 2010, Mr. White served as Chief Operating Officer of GLG Partners Inc, from its inception and was also Chief Financial Officer until mid-2008. From 1993 to 2000 he worked at Lehman Brothers in a number of different roles. Since 2014, Mr. White has been involved in leadership roles in a range of early stage businesses with a special focus on FinTech, and is currently a director of Axim Holdings Limited.

B.  Compensation of Executive Officers and Directors

This section sets forth for the year ended December 31, 2016: (i) the compensation and benefits provided to our executive officers, (ii) a brief description of the bonus programs in which our executive officers participated, and (iii) the total amounts set aside for pension, retirement and similar benefits for our executive officers. This section also describes the Nomad Long Term 2015 Incentive Plan (“LTIP”) including a summary of the material terms of the LTIP, a description of current executive employment agreements and equity awards granted thereunder, and a description of our director compensation program.

Executive Compensation

Executive Officer Compensation and Benefits for the year ended December 31, 2016

For a description of executive compensation for the nine months ended December 31, 2015, see Notes 8 “Payroll costs, share based payments and management incentive schemes” and 9 “Directors’ and Key Management compensation” to our audited consolidated financial statements which appear elsewhere in this annual report.

Pension, Retirement and Similar Benefits

Our executive officers who participate in our money purchase pension plans do so on generally the same terms as our other employees. The aggregate amount of the employer contributions to this plan for our executive officers during the year ended December 31, 2016 was less than €0.1 million.

Employment Agreements

Chief Executive Officer.  Stéfan Descheemaeker was appointed as the Chief Executive Officer of the Company and as a Director of the Company effective on June 1, 2015. He entered into his Service Agreement with us on June 17, 2015. Under the agreement, Mr. Descheemaeker will receive an annual salary of £700,000 that will be reviewed, but not necessarily increased, on an annual basis (the first review to take place in 2017). Mr. Descheemaeker is entitled to receive the following benefits under the terms of his agreement:

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

Chief Financial Officer.  Paul Kenyon is the Chief Financial Officer of the Company and was appointed as a Director of the Company on June 1, 2015. Under the terms of his Services Agreement, Mr. Kenyon receives an annual salary of £415,000 that will be reviewed, but not necessarily increased, in April of each year. Mr. Kenyon receives the following benefits under the terms of his agreement:

(a)	an annual cash allowance of 10% of pensionable pay in lieu of pension contributions;

(b)	eligibility for performance-related discretionary bonus (up to 300% of salary);

(c)	an award of 300,000 ordinary shares in the Company, 50% of which will vest on the Company exceeding an agreed EBITDA target and 50% of which will vest subject to the Company’s shares achieving a specified target price; and

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

Chief Operating Officer.  Tania Howarth is the Chief Operating Officer of the Company. Under the terms of her Services Agreement, Ms. Howarth receives an annual salary of £384,580 that will be reviewed, but not necessarily increased, in April of each year. Ms. Howarth receives the following benefits under the terms of her agreement:

(a)	an annual cash allowance of 10% of pensionable pay in lieu of pension contributions;

(b)	eligibility for performance-related discretionary bonus (up to 300% of salary);

(c)	an award of 300,000 ordinary shares in the Company, 50% of which will vest on the Company exceeding an agreed EBITDA target and 50% of which will vest subject to the Company’s shares achieving a specified target price; and

(d)         a monthly car allowance of £1,100, an annual local allowance of £1,500, life assurance (three times salary), BUPA health insurance and accommodation allowance.

In March 2017, it was mutually agreed that Ms Howarth’s employment would be terminated for reason of redundancy when the Company’s function of Chief Operating Officer will cease to exist and parts of the role will be taken up by other existing functions. Ms. Howarth will be placed on garden leave on 30th June and her employment will terminate effective November 30, 2017 pursuant to her Services Agreement, at which time the Company will provide Ms. Howarth with a lump-sum severance payment. Ms. Howarth is subject to confidentiality provisions and to noncompetition and non-solicitation restrictive covenants for a period of six months from the commencement of her garden leave.

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

Director Compensation

In 2016, each of our non-executive directors (other than Messrs. Gottesman, Franklin, Coyle and Welch) received, and are entitled to receive in 2017 $50,000 per year together with an annual restricted stock grant issued under the LTIP equal to $100,000 of ordinary shares valued at the date of issue, which vest on the earlier of the date of the following year’s annual meeting of shareholders or 13 months from the issuance date. For those Directors who are members of board committees, each member is entitled to receive an additional $2,000 per year. The chairman of the Audit Committee, currently, is entitled to receive $10,000 per year and the chairmen of the Compensation and Nominating and Corporate Governance Committees, currently and respectively, are entitled to receive $7,500 per year. Messrs. Gottesman, Franklin and Welch will not receive a fee in relation to their services as Directors.

Director fees are payable quarterly in arrears. In addition, all of the Directors are entitled to be reimbursed by us for travel, hotel and other expenses incurred by them in the course of their directors’ duties.

C.  Board Practices

Board Composition and Election of Directors

Our board of directors currently consists of eleven members. Our Memorandum and Articles of Association provides that our board of directors must be composed of at least one director. The number of directors is determined from time to time by resolution of our board of directors. Messrs. Gottesman and Franklin serve as Co-Chairmen of our board of directors. The Co-Chairmen have primary responsibility for providing leadership and guidance to our board and for managing the affairs of our board. Lord Myners is our lead independent director.

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

Each of Lord Myners and Messrs. Gottesman and Franklin were appointed as Directors on April 4, 2014. Each of Messrs. Coyle, Welch and Lillie were appointed as directors effective June 1, 2015. Each of Mr. Isaacs and Ms. Parry was appointed as a director effective February 16, 2016, upon the resignations of Mr. Alun Cathcart and Mr. Elio Leoni Sceti. Mr. Ashken was appointed as a director effective June 16, 2016, upon the resignation of Mr. Coyle, and Mr. Simon White was appointed as a director effective December 1, 2016.

Committees of the Board of Directors

Our board of directors has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee

Our Audit Committee consists of three directors: Messrs. Lillie and White and Ashken, and Mr. Lillie serves as its chairman. Our Audit Committee is responsible for, among other things, assisting the board of directors in its oversight of the integrity of our financial statements, of our compliance with legal and regulatory requirements, and of the independence, qualifications and performance of our independent auditors. In addition, it focuses on compliance with accounting policies and ensuring that an effective system of internal and external audit and financial controls is maintained, and oversees our policies and procedures with respect to risk assessment and risk management. Our Audit Committee will meet at least quarterly with management and the independent auditors and report on such meetings to the board of directors. The responsibilities of our Audit Committee as set forth in its charter include oversight of the following: external audit, financial reporting, public disclosure, internal controls, risk management and compliance and whistleblowing.

Compensation Committee

Our Compensation Committee consists of three directors: Messrs. Isaacs, Welch, and Ms. Parry, and Mr. Isaacs serves as its chairman. Our Compensation Committee is responsible for determining the compensation of our executive officers. The responsibilities of our Compensation Committee as set forth in its charter include the following: assisting the board in evaluating potential candidates for executive positions, determining the compensation of our chief executive officer, making recommendations to the board with respect to the compensation of other executive officers, reviewing our incentive compensation and other equity-based plans, and reviewing, on a periodic basis, director compensation.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee (the “N&CG Committee”) consists of three directors: Mr. Welch and Ms. Parry, and Lord Myners, and Lord Myners serves as its chairman.

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

D.  Employees

As of December 31, 2016, we had approximately 4,166 employees, with such workers being supplemented with temporary staff during peak periods. Approximately 62% of our employees work in our manufacturing operations, with the remaining employees involved in sales, marketing, finance, administration, procurement, logistics, product development, IT and other areas. As of December 31, 2016, we had approximately 809 employees in the United Kingdom, approximately 1,208 employees in Germany, approximately 338 employees in France, approximately 454 employees in Italy and approximately 932 employees in Scandinavia. Following are the number of employees by region for the last three years:

Region	2016	2015	2014
United Kingdom	809	876	860
Germany	1,208	1,258	1,264
Italy	454	476	458
Scandinavia	932	987	-
France	338	371	22
Other	425	427	142
Total	4,166	4,395	2,746

A substantial number of our employees are members of trade unions in the United Kingdom, Germany or Italy. In total, approximately 50% of our employees are members of a trade union. Our plants are all governed by collective agreements with the respective unions. Our relationships with the trade unions are currently stable.

E.  Share Ownership

The following table sets forth, as of March 28, 2017, certain information regarding the beneficial ownership of our ordinary shares by:

•	each of our current directors;

•	each of our current named executive officers; and

•	all of our current directors and current named executive officers as a group.

Percentages are based on the 182,088,622 ordinary shares that were issued and outstanding on March 28, 2017.

Director and Executive Officers: Number			Percentage
Martin E. Franklin	5,691,208	(1)	3.1
Noam Gottesman	5,691,208	(2)	3.1
Ian G.H. Ashken	—	(3)	—
Stéfan Descheemaeker	2,380,953	(4)	1.3
Tania Howarth	38,956		*
Jeremy Isaacs	—	(5)	—
Paul Kenyon	37,060		*
James E. Lillie	8,695	(6)	*
Lord Myners of Truro CBE	72,028	(7)	*
Victoria Parry	—	(8)	—
Brian Welch	—	(9)	—
Simon White	26,666		*
Directors and Executive Officers as a Group (12 persons)	13,933,441		7.6
*	Represents beneficial ownership of less than one percent of ordinary shares outstanding.

(1)	Includes (i) 4,941,208 ordinary shares and (ii) 750,000 Founder Preferred Shares which are convertible at any time at the option of the holder into ordinary shares on a one-for-one basis. Represents an indirect interest held by Mariposa Acquisition II, LLC. Mr. Franklin holds sole voting and investment power over such shares. Mr. Franklin owns or controls, directly or indirectly, 69% of Mariposa Acquisition II, LLC. Mr. Franklin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(2)	Includes (i) 4,941,208 ordinary shares of which 3,060,255 are held by TOMS Acquisition I LLC and 1,880,953 are held by TOMS Capital Investments LLC and (ii) 750,000 Founder Preferred Shares which are convertible at any time at the option of the holder into ordinary shares on a one-for-one basis and all of which are held by TOMS Acquisition I LLC. Mr. Gottesman is the managing member and majority owner of TOMS Acquisition I LLC and TOMS Capital Investments LLC and may be considered to have beneficial ownership of TOMS Acquisition I LLC’s and TOMS Capital Investments LLC’s interests in the Company. Mr. Gottesman owns or controls, directly or indirectly, 76% of TOMS Acquisition I LLC and 100% of TOMS Capital Investments LLC. Mr. Gottesman disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(3)	Excludes a pecuniary interest in (i) 370,590 ordinary shares and (ii) 56,250 Founder Preferred Shares (which are convertible at any time at the option of the holder into ordinary shares on a one-for-one basis) held indirectly by Mariposa Acquisition II, LLC. Also excludes 11,136 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2017or (ii) July 16, 2017.

(4)	Represents an indirect interest held by Olidipoli Sprl, a company owned by Mr. Descheemaeker. Excludes 2,000,000 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, 50% of which will vest on the Company exceeding an agreed EBITDA target and 50% of which will vest subject to the Company’s shares achieving a specified target price, in each case, subject to further vesting conditions relating to Mr. Descheemaeker’s tenure as Chief Executive Officer.

(5)	Excludes 11,136 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2017 or (ii) July 16, 2017.

(6)	Excludes a pecuniary interest in (i) 370,590 ordinary shares and (ii) 56,250 Founder Preferred Shares (which are convertible at any time at the option of the holder into ordinary shares on a one-for-one basis) held indirectly by Mariposa Acquisition II, LLC. Also excludes 11,136 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2017 or (ii) July 16, 2017.

(7)	Includes 50,000 ordinary shares issuable pursuant to a five-year option that expires on June 2, 2020 at a purchase price of $11.50 per share. Excludes 11,136 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2017 or (ii) July 16, 2017.

(8)	Excludes 11,136 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2017 or (ii) July 16, 2017.

(9)	Excludes ordinary shares held by Pershing Square, as investment manager of funds affiliated with Pershing Square.

Item 7.          Major Shareholders and Related Party Transactions

A.  Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by each person known by us to be a beneficial owner of more than 5% of the ordinary shares. Currently we only have one class of listed shares issued and outstanding, that being ordinary shares, which have no par value. All of our ordinary shares have the same voting rights. Percentages are based on the 182,088,622 ordinary shares that were issued and outstanding on March 28, 2017.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner:	Number		Percentage
5% Shareholders:
Pershing Square Capital Management L.P. 888 Seventh Avenue, 42nd Floor New York, NY 10019	33,333,334	(1)	18.3
Birds Eye Iglo Limited Partnership Inc. Trafalgar Court, Les Banques St. Peter Port, Guernsey GY1 2JA	13,743,094	(2)	7.6
Corvex Master Fund LP 667 Madison Avenue New York, NY 10065	17,430,522	(3)	9.6
Third Point LLC 390 Park Avenue New York, NY 10022	10,650,000	(4)	5.9
T. Rowe Price Associates Inc. 100 East Pratt Street Baltimore, MD 21202	10,450,100	(5)	5.8

(1)	Based on a Schedule 13G filed by Pershing Square Capital Management, L.P., PS Management GP, LLC and William A. Ackman on February 12, 2016 reporting beneficial ownership as of December 31, 2015.

(2)	Based on a Schedule 13G filed by Permira Europe III G.P. Limited, Permira Europe III G.P. L.P., Birds Eye Iglo Limited Partnership Inc., Liberator GP Limited and Liberator Managing Partner Limited on February 12, 2016.

(3)	Based on a Schedule 13G filed by Corvex Management LP and Keith Meister on February 14, 2017.

(4)	Based on a Schedule 13G filed by Third Point LLC and Daniel S. Loeb on February 13, 2017.

(5)	Based on a Schedule 13G filed by T. Rowe Price Associates Inc. on February 7, 2017.

B.  Related Party Transactions

For a description of our related party transactions, see Note 38, Related Parties, to our audited consolidated financial statements which appear elsewhere in this annual report.

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

Item 8.          Financial Information

A.  Consolidated Statements and Other Financial Information

Financial Statements

Please see Item 18 below.

Legal Proceedings

We are not currently subject to any legal proceedings, nor to the best of our knowledge, is any proceeding threatened, the results of which would have a material impact on our properties, results of operation, or financial condition. Tax audits are taking place in a number of countries. Whenever there is a difference in view between local tax authorities and the Company, to the extent deemed necessary, provisions are made for exposures for which it will be probable that they will lead to additional tax liabilities. To the best of our knowledge, none of our officers or directors is involved in any legal proceedings in which we are an adverse party.

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

The Founder Preferred Shares are entitled to receive an annual stock dividend based on the market price of our ordinary shares if such market price exceeds certain trading price minimums and to participate in any dividends on the ordinary shares. On January 12, 2016, we approved the 2015 Founder Preferred Share Dividend in an aggregate of 3,620,510 ordinary shares. The dividend price used to calculate the 2015 Founder Preferred Shares Annual Dividend Amount was $11.4824 (calculated based upon the volume weighted average price for the last ten trading days of 2015) and the Ordinary Shares were issued on January 12, 2016. For the year ended December 31, 2016, no Founder Preferred Shares Annual Dividend Amount was payable pursuant to the terms of the Founder Preferred Shares. In subsequent years, the Annual Dividend Amount will be calculated based upon the volume weighted average price for the last ten trading days of the year and the appreciated average share price compared to the highest price previously used in calculating the Annual Dividend Amount. We currently expect to retain all our future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future. The declaration and payment of future dividends to holders of our ordinary shares will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, and restrictions in our debt agreements, including the Revolving Credit Facility, and other factors deemed relevant by our board of directors. As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under future indebtedness that we or they may incur. Furthermore, under British Virgin Islands law, we may pay dividends to our shareholders only if, immediately after the dividend, the value of our assets would exceed our liabilities and we would be able to pay our debts as they fall due.

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

	High	Low
Annual
2016 (January 5, 2016 – December 31, 2016)	$13.40	$6.40
2015 (April 1, 2015 – December 31, 2015) (2)	$23.11	$10.28
2014 (April 15, 2014 – March 31, 2015)	$11.75	$9.75
Quarterly
2016
Fourth Quarter (October 1, 2016 – December 31, 2016)	$12.97	$9.00
Third Quarter (July 1, 2016 – September 30, 2016)	$12.39	$7.95
Second Quarter (April 1, 2016 – June 30, 2016)	$10.43	$7.85
First Quarter (January 5, 2016 – March 31, 2016) (1)	$13.40	$6.40
2015
Third Quarter (October 1, 2015 – December 31, 2015)	$17.40	$11.00
Second Quarter (July 1, 2015 – September 30, 2015)	$23.11	$15.50
First Quarter (April 1, 2015 – June 30, 2015) (2)	$22.10	$10.28
Most Recent Six Months
2017
March (through March 28, 2017)	$11.65	$10.40
February	$10.95	$10.17
January	$10.61	$9.61

2016
December	$9.86	$9.00
November	$12.44	$9.00
October	$12.97	$11.50
September	$12.39	$10.85

(1)	Issued trading on our ordinary shares began on the NYSE on January 5, 2016.
(2)	Trading in our ordinary shares was suspended on the LSE from April 20, 2015 through June 22, 2015 due to the announcement of the then-pending Iglo Acquisition.

As of March 13, 2017, approximately 144,914,930 ordinary shares, representing approximately 79.6% of our outstanding ordinary shares, were held by approximately 3,385 United States record holders and all of our preferred shares were held by 2 United States record holders.

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

Subject to certain exceptions for short-term and hedged positions, a dividend that a non-corporate holder receives on an ordinary share will be subject to a maximum federal income tax rate of 20 percent if the dividend is a “qualified dividend” not including the Net Investment Income Tax, described below. A dividend on an ordinary share will be a qualified dividend if (i) either (a) the ordinary shares are readily tradable on an established market in the United States or (b) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) the Company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a PFIC. Since the ordinary shares are listed on the New York Stock Exchange, the ordinary shares should be treated as readily tradable on an established securities market in the United States. Even if dividends on the ordinary shares would otherwise be eligible for qualified dividend treatment, in order to qualify for the reduced qualified dividend tax rates, a non-corporate holder must hold the ordinary share on which a dividend is paid for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the non-corporate holder has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished its risk of loss by holding one or more other positions with respect to substantially similar or related property. In addition, to qualify for the reduced qualified dividend tax rates, the non-corporate holder must not be obligated to make related payments with respect to positions in substantially similar or related property. Payments in lieu of dividends from short sales or other similar transactions will not qualify for the reduced qualified dividend tax rates.

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

The Foreign Account Tax Compliance Act (“FATCA”) imposes withholding at a 30 percent rate on payments of interest and dividends and gross proceeds from the disposition of any asset that produces interest or dividends, if such payment is sourced in the United States, to (i) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meet certain other specified requirements or (ii) a non-financial foreign entity that is treated as the beneficial owner of the payment unless such entity certifies that an exception applies or that it does not have any substantial U.S. owners (generally owners of more than 10 percent of the interests in the entity) or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity meets certain other specified requirements. Under FATCA, beginning in 2019, a new U.S. federal income tax withholding regime applies to “pass-through payments” made to certain non-U.S. persons. Broadly, pass-through payments include two categories of payments; payments of U.S. source interest, dividends and other specified types of fixed or determinable annual or periodic gains and profits and payments by non-U.S. entities to the extent deemed attributable to U.S. assets. In addition, gross proceeds from the sale of property that can give rise to U.S. source interest and dividends are also subject to withholding as a pass-through payment. If the Company has income sourced in the United States, it will be required to comply with FATCA to avoid withholding taxes.

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

United Kingdom Taxation

General

The following is a general summary of material UK tax considerations relating to the ownership and disposal of our ordinary shares. The comments set out below are based on current United Kingdom tax law as of the date of this summary, which is subject to change, possibly with retrospective effect. This summary does not constitute legal or tax advice and applies only to shareholders holding our ordinary shares as an investment and who are the beneficial owners thereof, whose ordinary shares are not held through an individual savings account or a self-invested personal pension and who have not acquired their or another person’s ordinary shares by reason of their or another person’s employment. These comments may not apply to certain classes of persons, including dealers in securities, insurance companies and collective investment schemes.

This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. It does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under UK tax law. Potential investors should consult their own tax advisers concerning the overall tax consequences of acquiring, holding and disposing of our ordinary shares in their particular circumstances.

The Company

As previously stated, on January 12, 2016, we became centrally managed and controlled in the United Kingdom and therefore became resident in the United Kingdom for UK taxation purposes.

Accordingly, since that date, we are subject to UK taxation on our income and gains, except where an exemption applies. Dividend income will generally be exempt from UK corporation tax on income if certain conditions are met.

We may be treated as a dual resident company for UK tax purposes. As a result, our right to claim certain reliefs from UK tax may be restricted, and changes in law or practice in the United Kingdom could result in the imposition of further restrictions on our right to claim UK tax reliefs.

Shareholders

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

Subject to their individual circumstances, shareholders who are resident in the United Kingdom for UK taxation purposes will potentially be liable to UK taxation, as further explained below, on any gains which accrue to them on a sale or other disposition of their ordinary shares which constitutes a “disposal” for UK taxation purposes.

A shareholder who is not resident in the United Kingdom for UK tax purposes will not generally be subject to UK tax on chargeable gains on a disposal of ordinary shares unless such a shareholder carries on a trade, profession or vocation in the United Kingdom through a branch or agency or, in the case of a corporate shareholder, a permanent establishment. For shareholders in such circumstances, a gain on a disposal of our ordinary shares may be subject to UK taxation.

An individual shareholder who acquires ordinary shares while UK resident, who temporarily ceases to be UK resident or becomes resident in a territory outside the United Kingdom for the purposes of double taxation relief arrangements, and who disposes of our ordinary shares during that period of temporary non-UK residence, may on his or her return to the United Kingdom be liable to UK capital gains tax on any chargeable gain realized on that disposal.

For an individual shareholder within the charge to capital gains tax, a disposal of ordinary shares may give rise to a chargeable gain or allowable loss for the purposes of UK capital gains tax. The rate of capital gains tax is 18% for individuals who are subject to income tax at the basic rate and 28% to the extent that an individual shareholder’s chargeable gains, when aggregated with his or her income chargeable to income tax, exceeds the basic rate band for income tax purposes. However, an individual shareholder is entitled to realize £11,100 of gains (the annual exempt amount) in each tax year without being liable to tax.

For a shareholder within the charge to UK corporation tax, a disposal (or deemed disposal) of ordinary shares may give rise to a chargeable gain or allowable loss for the purposes of UK corporation tax. Corporation tax is charged on chargeable gains at the rate applicable to that company, subject to any available exemption or relief. Indexation allowance may reduce the amount of chargeable gain that is subject to corporation tax (but may not give rise to or increase an allowable loss).

Dividends on Ordinary Shares

No UK tax will be withheld or deducted at source from dividends paid by us on our ordinary shares.

Shareholders who are resident in the United Kingdom for tax purposes may, subject to their individual circumstances, be liable to UK income tax or, as the case may be, UK corporation tax on dividends paid to them by us.

An individual shareholder who is within the charge to UK income tax and who receives a cash dividend from us may be entitled to a tax credit equal to one-ninth of the amount of the cash dividend received, which tax credit will be equivalent to 10% of the aggregate of the dividend received and the tax credit (the gross dividend). Such an individual shareholder will be subject to income tax on the gross dividend.

An individual shareholder who is subject to UK income tax at a rate or rates not exceeding the basic rate will be liable to tax on the gross dividend at the rate of 10%, so that the tax credit will satisfy the income tax liability of such a shareholder in full. Where the tax credit exceeds the shareholder’s tax liability, the shareholder cannot claim repayment of the tax credit from H.M. Revenue and Customs.

An individual shareholder who is subject to UK income tax at the higher rate will be liable to income tax on the gross dividend at the rate of 32.5% to the extent that such sum, when treated as the top slice of that shareholder’s income, exceeds the threshold for higher rate income tax. After setting the 10% tax credit against part of the shareholder’s liability, a higher rate tax payer will therefore be liable to account for tax equal to 22.5% of the gross dividend (or 25% of the net cash dividend), to the extent that the gross dividend exceeds the threshold for the higher rate.

An individual shareholder who is subject to UK income tax at the additional rate will be liable to income tax on the gross dividend at the rate of 37.5% of the gross dividend, but will be able to set the UK tax credit off against part of this liability. The effect of this set-off of the UK tax credit is that such a shareholder will be liable to account for additional tax equal to 27.5% of the gross dividend (or approximately 30.6% of the net cash dividend) to the extent that the gross dividend exceeds the threshold for the additional rate.

With effect from April 6, 2016, shareholders will no longer be entitled to the tax credit referred to above in respect of dividends paid on or after that date. Instead, the UK Government has introduced an annual dividend tax allowance of £5,000 per tax year. If and to the extent that an individual shareholder who is subject to UK income tax receives dividends in each tax year which, in aggregate, do not exceed that allowance, the individual will not be liable to UK income tax on those dividends. If and to the extent that an individual shareholder who is subject to UK income tax receives dividends in each tax year which, in aggregate, exceed that allowance, the individual will be subject to UK income tax on those dividends at the rate of 7.5% (in the case of basic rate taxpayers), 32.5% (in the case of higher rate taxpayers) and 38.1% (in the case of additional rate taxpayers), and the individual will not be entitled to any tax credit in respect of those dividends.

Shareholders who are within the charge to UK corporation tax are generally likely to be exempt from corporation tax on dividends they receive from us, provided the dividends fall within an exempt class and certain conditions are met.

Stamp duty/stamp duty reserve tax

(i) Issue of Ordinary Shares

No UK stamp duty or stamp duty reserve tax will be payable on the issue of ordinary shares, subject to the comments in (iii) below.

(ii) Transfers of Ordinary Shares

UK stamp duty will in principle be payable on any instrument of transfer of our ordinary shares that is executed in the United Kingdom or that relates to any property situated, or to any matter or thing done or to be done, in the United Kingdom. An exemption from stamp duty is available on an instrument transferring ordinary shares where the amount or value of the consideration is £1,000 or less and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions in respect of which the aggregate amount or value of the consideration exceeds £1,000. Shareholders should be aware that, even where an instrument of transfer is in principle subject to stamp duty, stamp duty is not required to be paid unless it is necessary to rely on the instrument for legal purposes, for example to register a change of ownership or in litigation in a UK court. An instrument of transfer need not be stamped in order for the British Virgin Islands register of ordinary shares to be updated, and the register is conclusive proof of legal ownership.

Provided that the ordinary shares are not registered in any register maintained in the United Kingdom by or on behalf of us and are not paired with any shares issued by a UK incorporated company, any agreement to transfer ordinary shares will not be subject to UK stamp duty reserve tax.

We currently do not intend that any register of our ordinary shares will be maintained in the United Kingdom.

(iii) Ordinary Shares held through clearance services or depositary receipt arrangements

Where ordinary shares are transferred or issued to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services or issuing depositary receipts (but not including CREST), UK stamp duty or stamp duty reserve tax may be payable at a rate of 1.5% (rounded up if necessary, in the case of stamp duty, to the nearest multiple of £5) of the amount or value of the consideration payable for (or, in certain circumstances, the value of) the ordinary shares. This liability for stamp duty or stamp duty reserve tax will be payable by the clearance service or depositary receipt operator or its nominee, as the case may be, but in practice participants in the clearance service or depositary receipt scheme will generally be required to reimburse them for such cost.

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

Item 11.         Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks during the normal course of our business, such as risk arising from fluctuations in foreign currency exchange rates, as well as fluctuations in interest rates. In attempts to manage these risks, we employ certain strategies to mitigate the effect of these fluctuations. For a detailed discussion of the these risks, see Note 33 “Financial risk management” to our audited consolidated financial statements which appear elsewhere in this annual report.

Item 12.         Description of Securities Other than Equity Securities

Not applicable.

Item 13.         Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Use of Proceeds

None.

Item 15.         Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules l3a-15(e) and l5d—15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of the end of the period covered by this report. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report in providing a reasonable level of assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods in Securities and Exchange commission rules and forms, including providing a reasonable level of assurance that information required to be disclosed by us in such reports is accumulated and communicated to our management, including our Principal Executive Officer and our Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in internal control over financial reporting

During the period covered by this report, there have been no changes to our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2016 using criteria described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the internal control over financial reporting was effective as of December 31, 2016 based on the criteria established in this Internal Control-Integrated Framework (2013).

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2016, as stated in their report that appears in Item 18.

Attestation report of the registered public accounting firm

The independent registered public accounting firm that audited the Consolidated Financial Statements, PricewaterhouseCoopers LLP, has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016, appearing under Item 18, and such report is incorporated herein by reference.

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

Item 16C.         Principal Accountant Fees and Services

PricewaterhouseCoopers LLP (“PwC”) acted as our independent auditor for the year ended December 31, 2016 and the nine months ended December 31, 2015. The table below sets out the total amount billed to us by PwC, for services performed in the year ended December 31, 2016 and the nine months ended December 31, 2015, and breaks down these amounts by category of service:

(€ in millions)	For the year ended Dec 31, 2016	For the 9 months ended Dec 31, 2015
Audit fees	3.8	1.0
Audit-related fees	-	3.4
Tax fees	1.9	0.6
All other fees	-	-
Total	5.7	5.0

Audit Fees

Audit fees in the year ended December 31, 2016 and the nine months ended December 31, 2015 related to the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

There were no audit-related fees in the year ended December 31, 2016. Audit-related fees in the nine months ended December 31, 2015 related to professional services rendered in connection with the readmission of our shares to the London Stock Exchange and to the listing of our shares on the New York Stock Exchange, and subsequent delisting from the London Stock Exchange.

Tax Fees

Tax fees in the year ended December 31, 2016 and the nine months ended December 31, 2015 related to tax compliance and tax planning services.

All Other Fees

All other fees in the year ended December 31, 2016 and the nine months ended December 31, 2015 relate to services in connection with corporate compliance matters.

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

A company is also required to keep at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors determine the minutes of meetings and resolutions of shareholders and of classes of shareholders, and the minutes of meetings and resolutions of directors and committees of directors. If such records are kept at a place other than at the office of the company’s registered agent, the company is required to provide the registered agent with a written record of the physical address of the place or places at which the records are kept and to notify the registered agent, within 14 days, of the physical address of any new location where such records may be kept. The Company’s registered agent in the British Virgin Islands is: Intertrust Fiduciary Services (BVI) Limited, Nemours Chambers, Road Town, Tortola, British Virgin Islands.

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

Foreign Private Issuer Exemption

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow certain corporate governance practices of our home country, the British Virgin Islands, instead of those otherwise required under the NYSE for domestic issuers. While we voluntarily follow most NYSE corporate governance rules, we intend to take advantage of the following limited exemptions:

•	Unlike NYSE corporate governance rules, under BVI law, there is no requirement that our board of directors consist of a majority of independent directors and our independent directors are not required to hold executive sessions. Currently, however only six out of our eleven board members are independent based on NYSE independence standards. Also, while our board’s non-management directors will meet regularly in executive session without management, our board does not intend to hold an executive session of only independent directors at least once a year as called for by the NYSE.

•	The NYSE rules applicable to domestic issuers require disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the NYSE rules, as permitted by the foreign private issuer exemption.

•	We are exempt from the rules and regulations under the Exchange Act and NYSE related to the furnishing and content of proxy statements. Therefore, we intend to hold annual shareholder meetings in accordance with the corporate governance practices of the British Virgin Islands and our Memorandum and Articles of Association. Similarly, with respect to matters on which shareholders will have a right to vote, we intend to comply with corporate governance practices of the British Virgin Islands and the voting requirements under the NYSE rules applicable to foreign private issuers.

Item 16H.     Mine Safety Disclosure

None.

Item 17.        Financial Statements

Not Applicable.

Item 18.         Financial Statements

The following financial statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this annual report:

NOMAD FOODS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of Nomad Foods Limited

In our opinion, the accompanying Consolidated Statements of Financial Position as of December 31, 2016 and 2015 and the related Consolidated Statements of Profit or Loss, of Comprehensive Income, of Changes in Equity, and of Cash Flows for the year ended December 31, 2016, for the nine months ended December 31, 2015 and for the year ended March 31, 2015 present fairly, in all material respects, the financial position of Nomad Foods Limited and its subsidiaries (Successor) as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the year ended December 31, 2016, for the nine months ended December 31, 2015 and for the year ended March 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s annual report on internal control over financial reporting appearing under Item 15.

Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2016). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

March 30, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nomad Foods Limited

In our opinion, the accompanying Consolidated Statements of Profit or Loss, of Comprehensive Income, of Changes in Equity and of Cash Flows for the five months ended May 31, 2015 and for the year ended December 31, 2014 present fairly, in all material respects, the results of operations and cash flows of Nomad Foods Europe Holdings Limited (previously Iglo Foods Holdings Limited) and its subsidiaries (Predecessor) in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

March 30, 2017

Consolidated Statements of Financial Position

	Note	Successor Dec 31 2016 €m	Successor Dec 31 2015 €m
Non-current assets
Goodwill	13	1,745.6	1,676.8
Intangibles	13	1,726.6	1,729.6
Property, plant and equipment	12	298.2	318.2
Other receivables	18	0.4	—
Deferred tax assets	16	64.9	60.6
Total non-current assets		3,835.7	3,785.2
Current assets
Cash and cash equivalents	20	329.5	618.7
Inventories	17	325.0	319.6
Trade and other receivables	18	135.7	118.7
Indemnification assets	19	65.5	77.8
Capitalized borrowing costs	21	5.0	5.0
Derivative financial instruments	34	13.1	4.7
Total current assets		873.8	1,144.5
Total assets		4,709.5	4,929.7
Current liabilities
Bank overdrafts	20	—	432.6
Derivative financial instruments	34	1.4	1.4
Current tax payable		162.3	97.7
Trade and other payables	22	472.7	422.3
Provisions	24	116.7	86.7
Total current liabilities		753.1	1,040.7
Non-current liabilities
Loans and borrowings	21	1,451.8	1,491.1
Employee benefits	23	190.9	168.9
Trade and other payables	22	1.0	1.6
Provisions	24	77.0	—
Deferred tax liabilities	16	333.2	339.3
Total non-current liabilities		2,053.9	2,000.9
Total liabilities		2,807.0	3,041.6
Net assets		1,902.5	1,888.1
Equity attributable to equity holders
Share capital	25	—	—
Capital reserve	25	1,800.7	1,762.4
Share based compensation reserve	26	1.0	0.1
Founder Preferred Shares Dividend Reserve	27	493.4	531.5
Translation reserve	28	84.0	84.5
Cash flow hedging reserve		8.4	1.1
Accumulated deficit reserve		(485.0)	(491.5)
Total Equity		1,902.5	1,888.1

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Profit or Loss

		Successor	Successor	Successor	Predecessor	Predecessor
	Note	Year ended Dec 31 2016 €m	9 months ended Dec 31 2015 €m	Year ended Mar 31 2015 €m	5 months ended May 31 2015 €m	Year ended Dec 31 2014 €m
Revenue	5	1,927.7	894.2	—	640.3	1,500.9
Cost of sales		(1,356.7)	(663.0)	—	(417.9)	(970.9)
Gross profit		571.0	231.2	—	222.4	530.0

Other operating expenses		(298.4)	(138.6)	(0.7)	(109.5)	(254.2)
Charge related to Founder Preferred Shares Annual Dividend Amount	27	—	(349.0)	(165.8)	—	—
Credit/(charge) related to Warrant Redemption Liability	31	—	0.4	(0.4)	—	—
Exceptional items	7	(134.5)	(58.1)	(0.7)	(84.3)	(52.9)
Operating profit/(loss)	6	138.1	(314.1)	(167.6)	28.6	222.9

Finance income	10	24.2	8.7	0.1	2.0	6.8
Finance costs	10	(86.3)	(44.2)	—	(117.7)	(297.0)
Net finance (costs)/income		(62.1)	(35.5)	0.1	(115.7)	(290.2)

Profit/(loss) before tax		76.0	(349.6)	(167.5)	(87.1)	(67.3)
Taxation	11	(39.6)	12.3	—	(40.9)	(41.8)
Profit/(loss) for the period attributable to Parent Company		36.4	(337.3)	(167.5)	(128.0)	(109.1)

Earnings per share:
Basic and diluted earnings/(loss) per share	30	0.20	(2.32)	(3.35)	n/p	n/p

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

	Note	Successor Year ended Dec 31 2016 €m	Successor 9 months ended Dec 31 2015 €m	Successor Year ended Mar 31 2015 €m	Predecessor 5 months ended May 31 2015 €m	Predecessor Year ended Dec 31 2014 €m
Profit/(loss) for the period		36.4	(337.3)	(167.5)	(128.0)	(109.1)
Other comprehensive (loss)/income:
Actuarial (losses)/gains on defined benefit pension plans	23	(23.6)	19.4	—	(2.5)	(52.0)
Taxation (charge)/credit on remeasurement of defined benefit pension plans	11	(6.3)	(6.1)	—	0.7	15.2
Items not reclassified to the Consolidated Statement of Profit or Loss		(29.9)	13.3	—	(1.8)	(36.8)
Foreign currency (loss) / gain		—	(1.7)	88.9	44.7	—
(Loss)/gain on investment in foreign subsidiary, net of hedge		(0.5)	(2.7)	—		27.6
Effective portion of changes in fair value of cash flow hedges	29	10.1	1.6	—	—	13.2
Taxation charge relating to components of other comprehensive income	11	(2.8)	(0.5)	—	—	(3.7)
Items that may be subsequently reclassified to the Consolidated Statement of Profit or Loss		6.8	(3.3)	88.9	44.7	37.1
Other comprehensive (loss)/income for the period, net of tax		(23.1)	10.0	88.9	42.9	0.3
Total comprehensive income/( loss) for the period attributable to Owners of the Parent Company		13.3	(327.3)	(78.6)	(85.1)	(108.8)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

		Share capital	Capital reserve	Share based compensation	Founder preferred	Translation reserve	Cash flow	Accumulated deficit	Total equity/(deficit)
				reserve	shares		hedging	reserve
					dividend		reserve
					reserve
PREDECESSOR	Note	€m	€m	€m	€m	€m	€m	€m	€m
Balance at January 1, 2014		0.1	1.9	—	—	(43.6)	(4.6)	(504.2)	(550.4)

Loss for the year		—	—	—	—	—	—	(109.1)	(109.1)
Other comprehensive income/(loss) for the year		—	—	—	—	27.6	9.5	(36.8)	0.3

Total comprehensive income/(loss) for the year		—	—	—	—	27.6	9.5	(145.9)	(108.8)

Transactions with owners of the Company
Share based payment charge		—	1.7	—	—	—	—	—	1.7

Total transactions with owners, recognized directly in equity		—	1.7	—	—	—	—	—	1.7

Balance at December 31, 2014		0.1	3.6	—	—	(16.0)	4.9	(650.1)	(657.5)

SUCCESSOR
Balance at April 1, 2014		—	—	—	—	—	—	—	—

Loss for the year		—	—	—	—	—	—	(167.5)	(167.5)
Other comprehensive income for the year		—	—	—	—	88.9	—	—	88.9

Total comprehensive income/(loss) for the year		—	—	—	—	88.9	—	(167.5)	(78.6)

Transactions with owners of the Company
Issue of Ordinary Shares	25	—	350.9	—	—	—	—	—	350.9
Issue of Founder Preferred Shares	25	—	10.6	—	—	—	—	—	10.6
Cost of Admission	25	—	(8.0)	—	—	—	—	—	(8.0)
Founder Preferred Shares Annual Dividend Amount		—	—	—	—	—	—	—	—

Total transaction with owners, recognized directly in equity		—	353.5	—	—	—	—	—	353.5

Balance as of March 31, 2015		—	353.5	—	—	88.9	—	(167.5)	274.9

Balance at April 1, 2015		—	353.5	—	—	88.9	—	(167.5)	274.9

Loss for the period		—	—	—	—	—	—	(337.3)	(337.3)
Other comprehensive (loss)/income for the period		—	—	—	—	(4.4)	1.1	13.3	10.0

Total comprehensive (loss)/income for the year		—	—	—	—	(4.4)	1.1	(324.0)	(327.3)
Transactions with owners of the Company
Issue of Ordinary Shares	25	—	1,414.2	—	—	—	—	—	1,414.2
Cost of Admission	25	—	(5.3)	—	—	—	—	—	(5.3)
Founder Preferred Shares Annual Dividend Amount		—	—	—	531.5	—	—	—	531.5
Share based payment charge		—	—	0.1	—	—	—	—	0.1

Total transaction with owners, recognized directly in equity		—	1,408.9	0.1	531.5	—	—	—	1,940.5

Balance as of December 31, 2015	25	—	1,762.4	0.1	531.5	84.5	1.1	(491.5)	1,888.1

Consolidated Statements of Changes in Equity continued

		Share capital	Capital reserve	Share based compensation	Founder preferred	Translation reserve	Cash flow	Accumulated deficit	Total equity/(deficit)
				reserve	shares		hedging	reserve
					dividend		reserve
					reserve
SUCCESSOR	Note	€m	€m	€m	€m	€m	€m	€m	€m
Balance at January 1, 2016		—	1,762.4	0.1	531.5	84.5	1.1	(491.5)	1,888.1

Profit for the year		—	—	—	—	—	—	36.4	36.4
Other comprehensive (loss)/income for the year		—	—	—	—	(0.5)	7.3	(29.9)	(23.1)

Total comprehensive (loss)/income for the year		—	—	—	—	(0.5)	7.3	6.5	13.3

Transactions with owners of the Company
Founder preferred shares annual dividend amount		—	38.1	—	(38.1)	—	—	—	—
Issue of ordinary shares		—	0.2	—	—	—	—	—	0.2
Vesting of Non-Executive Restricted Stock award		—	—	(0.3)	—	—	—	—	(0.3)
Share based payment charge		—	—	1.2	—	—	—	—	1.2

Total transactions with owners, recognized directly in equity		—	38.3	0.9	(38.1)	—	—	—	1.1

Balance at December 31, 2016		—	1,800.7	1.0	493.4	84.0	8.4	(485.0)	1,902.5

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

		Successor	Successor	Successor	Predecessor	Predecessor
	Note	Year ended Dec 31 2016 €m	9 months ended Dec 31 2015 €m	Year ended Mar 31 2015 €m	5 months ended May 31 2015 €m	Year ended Dec 31 2014 €m
Cash generated from operations before tax and exceptional items	32	356.2	159.2	0.2	102.2	301.7
Cash flows relating to exceptional items		(49.2)	(91.6)	(0.7)	(6.2)	(17.2)
Tax paid		(24.9)	(19.6)	—	(17.3)	(17.1)
Net cash flows from/(used in) operating activities		282.1	48.0	(0.5)	78.7	267.4

Cash flows from investing activities
Purchase of Iglo, net of cash acquired		—	(693.6)	—	—	—
Purchase of Findus, net of cash acquired		—	(556.9)	—	—	—
Contingent consideration for purchase of Frudesa brand		(8.0)	—	—	—	—
Purchase of property, plant and equipment	12	(38.0)	(19.3)	—	(6.0)	(24.3)
Purchase of intangibles	13	(4.4)	(2.1)	—	(0.3)	(2.0)
Purchase of portfolio investments		—	—	(478.8)	—	—
Redemption of portfolio investments		—	312.1	183.2	—	—

Net cash used in investing activities		(50.4)	(959.8)	(295.6)	(6.3)	(26.3)

Cash flows from financing activities		—
Proceeds from issuance of Founder Preferred Shares	25	—	—	10.6	—	—
Proceeds from issuance of Ordinary Shares	25	—	1,171.8	350.9	—	—
Costs of admission	25	—	(5.3)	(8.0)	—	—
Loans from Founder Entities for incorporation		—	—	0.1	—	—
Repayment of loans to Founder Entities		—	—	(0.1)	—	—
Proceeds from new loans and notes		—	325.0	—	—	1,624.1
Repayment of loan principal		—	(490.0)	—	—	(1,861.0)
Net payment of finance leases		(0.7)	—	—	—	—
Payment of financing fees		—	(14.0)	—	—	(15.9)
Payment for interest rate cap premiums		—	—	—	—	(3.0)
(Loss)/proceeds on settlement of derivatives		(4.0)	4.3	—	—	—
Interest paid		(70.9)	(40.8)	—	(31.4)	(95.2)
Interest received		7.9	1.5	—	2.0	6.8
Net cash (used in)/from financing activities		(67.7)	952.5	353.5	(29.4)	(344.2)

Net increase/(decrease) in cash and cash equivalents		164.0	40.7	57.4	43.0	(103.1)

Cash and cash equivalents at beginning of period	20	186.1	126.8	—	219.2	317.1
Effect of exchange rate fluctuations		(20.6)	18.6	69.4	6.2	5.2

Cash and cash equivalents at end of period	20	329.5	186.1	126.8	268.4	219.2

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1)	General information

Nomad Foods Limited (the “Company” or “Nomad”) was incorporated in the British Virgin Islands on April 1, 2014. The address of Nomad’s registered office is Nemours Chambers, Road Town, Tortola, British Virgin Islands. The Company is domiciled for tax in the United Kingdom.

Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and in the future across the broader food sector. Nomad produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birdseye, Iglo, and Findus.

2)	Basis of preparation

The consolidated financial statements of Nomad and its subsidiaries (the “Company” or “Nomad”, or the “Successor”) and the consolidated financial statements of Nomad Foods Europe Holdings Limited (previously “Iglo Foods Holdings Limited”) (the “Predecessor”) have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board. These consolidated financial statements are also in accordance with International Financial Reporting Standards as adopted by the European Union.

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

There are no new accounting standards adopted which have a material impact on these financial statements. Refer to 3.22 for more information on new IFRSs not yet adopted.

The Company’s financial statements and notes are presented in the reporting currency of millions of Euros. Upon the acquisition of the Iglo Group on June 1, 2015, Nomad changed its functional and presentational currency from U.S. Dollars to Euros because this is the functional and presentational currency of the Iglo Group, which comprised all of Nomad’s operations at that time. All financial information has been rounded to the nearest €0.1 million, except where otherwise indicated.

On May 28, 2015 the Company changed its year end reporting date from March 31 to December 31 to align with the historical reporting calendar of the Iglo Group. This change has no impact on the financial statements and notes included herein. Fiscal year 2015 is a nine month period for the Company, which might not be comparable to the comparative amounts.

The consolidated financial statements were approved for issuance by the Board of Directors of Nomad Foods Limited on March 29, 2017. The Directors have, at the time of approving the financial statements, a reasonable expectation that Nomad has adequate resources to continue in operational existence for the foreseeable future given the cash funds available and the current forecast cash outflows. Thus, Nomad continues to adopt the going concern basis of accounting in preparing the financial statements.

Restatements

3)	Accounting policies

The accounting policies set out below have, unless otherwise stated, been applied consistently.

Judgments made by the Directors in the application of these accounting policies that have a significant effect on the financial statements and key sources of estimation uncertainty are discussed in Note 4.

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

Transactions in foreign currencies (currencies other than the functional currency) are translated into the functional currency at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the foreign exchange rate ruling the financial year end. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in equity if they relate to qualifying cash flow hedges, qualifying net investment hedges or are attributable to part of a net investment in a foreign operation. Foreign exchange gains and losses that relate to these assets and liabilities are presented in the Consolidated Statement of Profit or Loss within finance income or costs, except when hedge accounting applies.

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

The revenues and expenses of foreign operations are translated at an average rate for the period (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transaction).

ii)	Assets and liabilities of foreign operations

For the purposes of presenting consolidated financial statements, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated at foreign exchange rates ruling at the financial year ended December 31, 2016 of £1:€1.17 (December 31, 2015: £1:€1.36, December 31, 2014: £1:€1.28). The revenues and expenses of foreign operations are translated at an average rate for the period where this rate approximates to the foreign exchange rates ruling at the dates of the transactions.

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

Capitalized software costs include the cost of acquired computer software licenses and costs that are directly associated with the design, construction and testing of such software where this relates to a major business system. Costs associated with identifying, sourcing, evaluating or maintaining computer software are recognized as an expense within other operating expenses as incurred.

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

The La Cocinera and Lutosa brands (under license until 2020) are deemed to not have an indefinite life and are being amortized within other operating expenses over 10 and 6 years respectively.

iii)	Customer relationships

Long standing Food Service customer relationships have been identified as intangible assets as part of the Findus Acquisition. These are deemed to not have an indefinite life and are being amortized within other operating expenses over 14 years.

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

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units then to reduce the carrying amount of the other assets in the unit on a pro rata basis. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

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

The current service cost of the defined benefit plan, recognized in the Consolidated Statement of Profit or Loss in staff costs included within Operating profit/(loss), except where included in the cost of an asset, reflects the increase in the defined benefit obligation resulting from employee service in the current year, benefit changes, curtailments and settlements.

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

Past service cost is recognized immediately.

iii)	Share-based payment schemes

Schemes fall within the provisions of IFRS 2 “Share-based Payment” and represent equity settled share based payments.

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

Successor

Nomad Foods 2015 Long Term Incentive Plan

The Nomad Foods 2015 Long Term Incentive Plan (the “LTIP”), which incorporates an annual Non-Executive Directors Restricted Stock Scheme, falls within the provisions of IFRS 2 “Share-based Payment” and awards under the LTIP represent equity settled share based payments. A charge is taken to the Consolidated Statement of Profit or Loss for the difference between the fair value of the shares at grant date and the amount subscribed, spread over the vesting period.

Share-based payment arrangements in which Nomad receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share based payment transactions, regardless of how the equity instruments are obtained by Nomad.

The fair value of the awards granted is measured using a valuation model, taking into account the terms and conditions upon which the awards were granted. The amount recognized as an expense is adjusted to reflect the actual number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

See Note 8b for further information on the Company’s share-based payment arrangements and details of the valuation model used.

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

Nomad Foods issued Founder Preferred Shares to both TOMS Acquisition I, LLC and Mariposa Acquisition II, LLC (collectively the “Founder Entities”) in connection with its initial public offering in April 2014. Holders of the Founder Preferred Shares are entitled to receive annual dividend amounts subject to certain performance conditions (the “Founder Preferred Shares Dividend Amount”). The instrument and its component parts were analyzed under IFRS 2. The Company intends that any future Founder Preferred Shares Annual Dividend Amount will be equity settled. Accordingly, the Founder Preferred Shares Annual Dividend Amount as of June 1, 2015 of €531.5 million (the “Founder Preferred Shares Dividend reserve”) was classified as equity and no further revaluations will be required or recorded.

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

Cash and cash equivalents comprise of cash balances and call deposits.

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

vi)	Portfolio investments

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

Revenue is recognized when the title and risk of loss of the underlying products have been transferred to the customer, at which point the sale price is fixed or determinable. This completes the revenue-earning process specifically that an arrangement exists, delivery has occurred, ownership has transferred, the price is determined and collectability is reasonably assured. The timing of the transfer of risks and rewards varies depending on the individual terms of the sales agreement. A provision for payment discounts and product return allowances, which is estimated based upon the Company’s historical performance, management’s experience and current economic trends, is recorded as a reduction of sales in the same period that the revenue is recognized.

Trade promotions, consisting primarily of customer pricing allowances and merchandising funds and customer coupons are offered through various programs to customers and consumers. Sales are recorded net of estimated trade promotion spending, which is recognized as incurred at the time of sale. Certain retailers require the payment of slotting fees in order to obtain space for the Company’s products on the retailers’ store shelves. The fees are recognized as reductions of revenue on the date a liability to the retailer is created. These amounts are included in the determination of net sales. Accruals for expected pay-outs under these programs are included within trade receivables or trade payables in the Consolidated Statement of Financial Position. Coupon redemption costs are also recognized as reductions of net sales when the coupons are issued. Estimates of trade promotion expense and coupon redemption costs are based upon programs offered, timing of those offers, estimated redemption/usage rates from historical performance, management’s experience and current economic trends.

Trade marketing expense is comprised of amounts paid to retailers for programs designed to promote our products and are classified in the Consolidated Statement of Profit or Loss as a reduction of net sales.

3.15	Share based payments

The Nomad Foods 2015 Long Term Incentive Plan (the “LTIP”), which incorporates an annual Non-Executive Directors Restricted Stock Scheme, falls within the provisions of IFRS 2 “Share-based Payment” and awards under the LTIP represent equity settled share based payments. A charge is taken to the Consolidated Statement of Profit or Loss for the difference between the fair value of the shares at grant date and the amount subscribed, spread over the vesting period.

Share based payment arrangements in which Nomad receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share based payment transactions, regardless of how the equity instruments are obtained by Nomad.

The grant date fair value of share-based payment awards granted to any Director or employee is recognized as an associated expense, with a corresponding increase in equity, over the period that any Director or employee becomes unconditionally entitled to the awards.

The fair value of the awards granted is measured using a valuation model, taking into account the terms and conditions upon which the awards were granted. The amount recognized as an expense is adjusted to reflect the actual number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

See Note 8b for further information on the Company’s share-based payment arrangements and details of the valuation model used.

3.16	Interest income

Interest income is recognized in the Consolidated Statement of Profit or Loss in the period in which it is earned.

3.17	Expenses

i)	Operating lease payments

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

The separate reporting of exceptional items which are presented as exceptional within the relevant Consolidated Statement of Profit or Loss category, helps provide an indication of the Company’s underlying business performance. Exceptional items have been identified and presented by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Exceptional items comprise restructuring costs, impairments or reversal of impairments of intangible assets, operational restructuring, integration and acquisition costs relating to new acquisitions, investigation of strategic opportunities and other items, costs relating to certain management incentive plans and other significant items (see Note 7).

iv)	Research and development

Expenditure on research activities is recognized in the Consolidated Statement of Profit or Loss as an expense as incurred.

3.18	Taxation

Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognized in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the financial year end date, and any adjustment to tax payable in respect of previous years. Where tax exposures can be quantified, an accrual for uncertain tax positions is made based on the best estimates and management’s judgments. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could in future periods experience adjustments to these accruals.

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

3.19	Segment reporting

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

The CODM uses (“As Adjusted EBITDA”), disclosed in Note 5, as the key measure of the segment’s results. As Adjusted EBITDA is EBITDA adjusted to exclude (when they occur) exited markets, trading day impacts and chart of account (“CoA”) alignments and remove the impact of share based payment charges, exceptional items, charges relating to the Founders Preferred Shares Annual Dividend Amount, charges relating to the redemption of warrants and other similar items.

EBITDA, disclosed in Note 5, is defined as profit/loss before tax for the period before net financing costs, depreciation and amortization.

3.20	Onerous contracts provisions

Where the costs of fulfilling a contract exceed the economic benefits that the Company expects to receive from it, an onerous contract provision is recognized for the net unavoidable costs. In estimating the net unavoidable costs, management estimate foreseeable income that may be received and offset this against the minimum future cash outflows from fulfilling the contract. All cash flows are discounted at an appropriate discount rate.

3.21	Unfavorable contracts

Unfavorable contracts recognized from business combinations are classified as a liability, discounted and recognized over the term of the underlying contract as a reduction in the associated expense.

3.22	IFRSs not yet adopted

At the date of authorization of these financial statements, the following Standards and Interpretations, which have not been applied in the financial statements, were in issue but not yet effective:

•	The IAS has issued amendments to IFRS 2, ‘Share-based Payment’, clarifying how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; Share-based payment transactions with a net settlement feature for withholding tax obligations; and modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The amendment becomes effective for accounting periods starting on January 1, 2018, with early application permitted.

•	IFRS 9 ‘Financial Instruments’ addresses the classification, measurement and recognition of financial assets and financial liabilities and replaces IAS 39. The package of improvements introduced by IFRS 9 includes a logical model for classification and measurement, a single, forward-looking “expected loss” impairment model and a substantially-reformed approach to hedge accounting. This IFRS will become effective for accounting periods starting on January 1, 2018, with early application permitted.

•	IFRS 15 ‘Revenue from contracts with customers’ outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. This IFRS will become effective for accounting periods starting on January 1, 2018, with early application permitted.

•	IFRS 16 ‘Leases’ sets out the principles for the recognition, measurement, presentation and disclosure of leases and replaces IAS 17 ‘Leases’. The standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The Standard also contains enhanced disclosure requirements for lessees. This IFRS will become effective for accounting periods starting on January 1, 2019 with early application permitted for companies applying IFRS 15 ‘Revenue from Contracts with Customers’.

The Directors anticipate that the adoption in future periods of IFRS 9 and IFRS 15, where they are relevant to the Company, will have no material impact on the consolidated financial statements of the Company, although this assessment is ongoing. The Company is still assessing the impact of amendments to IFRS 2 and the new IFRS 16 Standard.

4)	Critical accounting estimates and judgments

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgment in applying the accounting policies. The key areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the consolidated financial statements are highlighted under the relevant note. Critical accounting estimates and judgements are listed below:

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

In certain cases the estimate for discounts requires the use of forecast information for future trading periods and so there arises a degree of estimation uncertainty. These estimates are sensitive to variances between actual results and forecasts. The current accruals reflect the Company’s best estimate of these forecasts.

Trade marketing expense is comprised of amounts paid to retailers for programs designed to promote Company products. The ultimate costs of these programs will depend upon retailer performance and is the subject of significant management estimates. The Company records as an expense, the estimated ultimate cost of the program in the period during which the program occurs and is based upon the programs offered, timing of those offers, estimated retailer performance based on history, management’s experience and current economic trends.

b)	Business combinations

The Company is required to recognize separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in a business combination at their fair values. This involves judgment over whether intangible assets can be separately identified as well as an estimate of fair value of all assets and liabilities acquired. Such estimates are based on valuation techniques, which require considerable judgment in forecasting future cash flows and developing other assumptions. These estimates are based on information available on the acquisition date and assumptions that have been deemed reasonable by management. The following judgments, estimates and assumptions can materially affect our financial position and profit:

•	The fair value of intangible and tangible assets that are subject to depreciation or amortization in future periods.

•	Future changes to the assumptions used in estimating the value of assets and liabilities may result in additional expenses or income.

c)	Carrying value of goodwill and brands

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

The Group operates a number of defined benefit pension schemes and post-employment benefit schemes which are valued by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. Each Scheme has an actuarial valuation performed and is dependent on a series of assumptions See Note 23 for details of these assumptions and a sensitivity analysis on material assumptions.

e)	Uncertain tax positions

Where tax exposures can be quantified, an accrual for uncertain tax positions is made based on best estimates and management’s judgments with regard to the amounts expected to be paid to the relevant tax authority. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could in future periods experience adjustments to these accruals. The factors considered include the progress of discussions with the tax authorities and the level of documentary support for historical positions taken by previous owners.

f)	Onerous contracts

Where the costs of fulfilling a contract exceed the economic benefits that the Company expects to receive from it, an onerous contract provision is recognized for the net unavoidable costs. In estimating the net unavoidable costs, management estimate foreseeable income that may be received and offset this against the minimum future cash outflows from fulfilling the contract. All cash flows are discounted at an appropriate discount rate.

Estimating future income is highly judgmental and is based on management’s best estimate.

g)	Fair value of derivative financial instruments

Note 34 includes details of the fair value of the derivative instruments that the Company holds at each balance sheet period. Management has estimated the fair value of these instruments by using valuations based on discounted cash flow calculations.

h)	Share-based payments

At the end of each reporting period, the Company, in estimating its share-based payment charge, assesses and revises its estimates of the number of interests that are expected to vest based on the non-market vesting conditions. Note 8b contains details of these assumptions and of the valuation model used.

5)	Segment reporting

Following the Iglo and Findus acquisitions by Nomad, the CODM of the Company considers there to be one reporting and operating segment, being ‘Frozen’ and is reflected in the segment presentation below for the periods presented.

Historical financial information of the predecessor has been re-presented as if it was one single operating segment for comparative purposes.

Segment As Adjusted EBITDA

		Successor	Successor 9 Months ended Dec 31 2015 €m	Successor	Predecessor	Predecessor
	Note	Year ended Dec 31 2016 €m		Year ended Mar 31 2015 €m	5 months ended May 31 2015 €m	Year ended Dec 31 2014 €m

Profit/(loss) before tax		76.0	(349.6)	(167.5)	(87.1)	(67.3)
Net financing costs/(income)		62.1	35.5	(0.1)	115.7	290.2

Operating profit/(loss)		138.1	(314.1)	(167.6)	28.6	222.9
Depreciation	12	43.3	20.3	—	11.3	24.8
Amortization	13	7.8	1.5	—	1.2	5.6
EBITDA		189.2	(292.3)	(167.6)	41.1	253.3
Net purchase-price adjustment-inventory step up		—	37.0	—	—	—
Net purchase-price adjustment for cash flow hedge accounting		—	4.9	—	—	—
Charge related to Founder Preferred Shares Annual Dividend Amount	26	—	349.0	165.8	—	—
(Credit)/charge relating to Warrant Redemption Liability	31	—	(0.4)	0.4	—	—
Exceptional items	7	134.5	58.1	0.7	84.3	52.9
Share-based payment expense		1.2	—	—	—	—

As Adjusted EBITDA		324.9	156.3	(0.7)	125.4	306.2
Unallocated corporate costs	10	—	2.5	0.7	—	—

Frozen As Adjusted EBITDA		324.9	158.8	—	125.4	306.2

No information on segment assets or liabilities is presented to the CODM.

Product information

Management considers the products it sells belong to one category, being ‘Frozen’.

Geographical information

External revenue by geography

	Successor 12 months ended Dec 31 2016 €m	Successor 9 months ended Dec 31 2015 €m	Successor Year ended Mar 31 2015 €m	Predecessor 5 months ended May 31 2015 €m	Predecessor Year ended Dec 31 2014 €m
United Kingdom	437.5	288.6	—	225.0	492.5
Italy	348.5	205.2	—	169.7	428.3
Germany	267.8	150.0	—	124.2	298.0
France	168.9	41.0	—	—	—
Sweden	218.2	35.5	—	—	—
Norway	122.6	19.6	—	—	—
Austria	92.9	51.8	—	45.0	103.4
Spain	82.6	13.1	—	—	—
Rest of Europe	188.7	89.4	—	76.4	178.7

Total external revenue by geography	1,927.7	894.2	—	640.3	1,500.9

Non-current assets by geography

	Successor	Successor
	Dec 31 2016 €m	Dec 31 2015 €m
Germany	118.0	110.4
United Kingdom	77.5	88.5
Italy	59.1	62.1
Sweden	44.6	42.6
France	18.4	17.9
Norway	13.3	12.9
Rest of Europe	6.1	24.5

Total non-current assets by geography	337.0	358.9

Non-current assets exclude deferred tax assets, goodwill and brands which are not bound to one geographical area.

6)	Operating profit/(loss)

Operating profit /(loss) is stated after charging:

		Successor	Successor	Successor	Predecessor	Predecessor
	Note	Year ended Dec 31 2016 €m	9 months ended Dec 31 2015 €m	Year ended Mar 31 2015 €m	5 months ended May 31 2015 €m	Year ended Dec 31 2014 €m
Staff costs	8	264.5	160.2	—	88.8	180.2
Depreciation of property, plant and equipment	12	43.3	20.3	—	11.3	24.8
Impairment of property, plant and equipment	12	1.4	3.2	—	—	1.5
Impairment of goodwill and brands	13	—	—	—	55.0	—
Amortization of software and brands	13	7.8	1.5	—	1.2	5.6
Operating lease charges		14.6	4.2	—	3.2	7.5
Exchange (gains)/losses		(3.3)	5.2	88.9	(9.0)	6.6
Fair value gain on financial assets at fair value through profit and loss		—	4.9	—	—	—
Research & development expenditure		13.3	12.1	—	7.2	15.7
Inventories recognized as an expense within cost of goods sold		1,282.6	608.9	—	389.3	890.7

7)	Exceptional items

Exceptional items are made up as follows:

	Successor	Successor	Successor	Predecessor	Predecessor
	Year ended Dec 31 2016 €m	9 months ended Dec 31 2015 €m	Year ended Mar 31 2015 €m	5 months ended May 31 2015 €m	Year ended Dec 31 2014 €m
Supply chain reconfiguration (1)	84.3	—	—	—	—
Findus Group integration costs (2)	29.6	4.5	—	—	—
Remeasurement of indemnification assets (3)	10.4	—	—	—	—
Investigation of strategic opportunities and other items (4)	8.8	9.6	—	1.3	17.4
Costs related to transactions (5)	4.8	34.1	0.7	3.8	1.7
Costs related to long-term management incentive plans(6)	1.9	3.5	—	22.9	16.7
Other restructuring costs (7)	(1.0)	8.9	—	—	11.6
Cisterna fire net (income)/costs(8)	(4.3)	(2.5)	—	1.3	5.5
Impairment of intangible assets(9)	—	—	—	55.0	—

Total exceptional items	134.5	58.1	0.7	84.3	52.9

(1)	Supply chain reconfiguration

Successor

Supply chain reconfiguration relates to large scale restructuring projects undertaken by the Company to optimize the supply chain. A charge of €54.0 million has been incurred in relation to restructuring activities for the year ended December 31, 2016, which primarily relates to the closure of the Bjuv manufacturing facility.

Furthermore, a charge of €30.3 million has been incurred for an onerous contract that relates to the renegotiation of the Company’s agreements with a third party for the use of a warehouse facility. Further details can be found in note 24.

(2)	Findus Group integration costs

Successor

Following the acquisition of the Findus Group on November 2, 2015, the Company has initiated a substantial integration project. Costs of €29.6 million have been incurred in the year ended December 31, 2016. For the nine months ended December 31, 2015 costs of €4.5 million were incurred.

(3)	Remeasurement of indemnification assets

Successor

Remeasurement of the indemnification assets relates to the movement in value of shares held in escrow as part of the consideration on the acquisition of the Findus Group as discussed in Note 19.

(4)	Investigation of strategic opportunities and other items

Successor

The Company incurred charges of €8.8 million in relation to the investigation of strategic opportunities and other tax costs in the year ended December 31, 2016. This includes spend of €7.0 million relating to the implementation of the Nomad strategic vision across the Company. Costs of €9.6 million were incurred in the nine months ended December 31, 2015 which included spend of €7.7 million relating to the implementation of the Nomad strategic vision.

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

(5)	Costs related to transactions

Successor

For the year ended December 31, 2016, costs related to transactions primarily relates to one-off compliance costs incurred as a result of listing on the New York Stock Exchange. For the nine months ended December 31, 2015, costs related to transactions primarily relates to the acquisition of the Iglo Group.

Predecessor

For the five months ended May 31, 2015 the Iglo Group incurred a charge of €3.8 million in relation to acquisition and sale transactions.

In 2014, a €1.7 million charge was incurred relating to the payment of registration tax assessed as a result of the CSI (Findus Italy) acquisition. The Iglo Group appealed the rulings and elected to pay the assessed taxes in order to avoid incurring penalties and interest.

(6)	Costs related to long-term management incentive plans

Successor

Subsequent to the sale of Iglo and specific to the terms of a Predecessor incentive scheme, management participated in an incentive scheme for which the Company incurred charges of €1.9 million in the year ended December 31, 2016. Costs of €3.5 million were incurred in the nine months ended December 31, 2015. Refer to Note 8 for more details on the management incentive scheme which ended in May 2016.

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

In relation to long-term management incentive plans, the Iglo Group incurred charges of €16.7 million for the year ended December 31, 2014.

(7)	Other restructuring costs

Successor

A credit of €1.0 million has been recognized in the year ended December 31, 2016 related to the release of provisions for restructuring activities in the UK and German factories. For the nine months ended December 31, 2015, costs related to planned restructuring activities in the German, UK and Italian factories were €8.9 million.

Predecessor

In the year ended December 31, 2014 the Iglo Group incurred restructuring costs of €11.6 million, principally in the German factories.

(8)	Cisterna fire net (income)/costs

Successor

In the year ended December 31, 2016, the Company recognized a net income of €4.3 million in relation to the August 2014 fire insurance claim in the Italian production facility. A €2.5 million net income was recognized for the nine months ended December 31, 2015.

Predecessor

In the year ended December 31, 2014 and the five months ended May 31, 2015, the Iglo Group incurred charges of €5.5 million and €1.3 million, respectively, in relation to a fire in August 2014 in the Italian production facility which produces Findus branded stock for sale in Italy. The charges include the cost of stock damaged by the fire, the impairment of property as well as ongoing incremental costs incurred as a result of the disruption to operations. The Company has insurance policies in place covering the stock, property and loss of earnings for which claims are almost complete. The proceeds of these claims could not be recognized until the recoverable amount was judged to be virtually certain. No further costs are expected to arise from this incident and any future income from insurance claims is expected to be insignificant.

(9)	Impairment of intangible assets

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

The tax impact of the exceptional items amounts to €8.8 million in the year ended December 31, 2016. The impact was €6.1 million in the nine months ended December 31, 2015 (the five months ended May 31, 2015: €22.0 million; the year ended December 31, 2014: €7.8 million).

Included in the Consolidated Statements of Cash Flows for the year ended December 31, 2016 is €49.2m (nine months ended December 31, 2015: €91.6 million) of cash outflows relating to exceptional items. This includes cash flows related to the above items in addition to the cash impact of the settlement of provisions brought forward from previous accounting periods.

8)	Payroll costs, share based payments and management incentive schemes

(a)	Payroll costs

The average number of persons employed by the Company (excluding non-Executive Directors) is analyzed and set out below:

	Successor	Successor	Successor	Predecessor	Predecessor
	Year ended Dec 31 2016	9 months ended Dec 31 2015	Year ended Mar 31 2015	5 months ended May 31 2015	Year ended Dec 31 2014
Production	2,627	2,605	-	1,635	1,645
Administration, distribution & sales	1,571	1,767	-	1,047	1,101

Total number of employees	4,198	4,372	-	2,682	2,746

For the year ended March 31, 2015 the Successor did not have any operations or employees and accordingly no compensation or benefits were paid.

The table below discloses the Company’s aggregate payroll costs of these persons. Payroll costs exclude long term management incentive scheme and share based payment costs, but includes bonus costs, in particular those associated with a non-cash bonus for key management employees, whereby 13,104 Ordinary shares of the Company were issued to the recipients’ on November 27, 2015.

	Successor Year ended Dec 31 2016 €m	Successor 9 months ended Dec 31 2015 €m	Successor Year ended Mar 31 2015 €m	Predecessor 5 months ended May 31 2015 €m	Predecessor Year ended Dec 31 2014 €m

Wages and salaries	205.4	126.7	—	72.1	148.3
Social security costs	45.9	27.5	—	12.5	24.9
Other pension costs	13.2	6.0	—	4.2	7.0

Total payroll costs	264.5	160.2	—	88.8	180.2

(b)	Share based payments

Successor

During 2015, the Company established a discretionary share award scheme, the LTIP, which enables the Company’s Compensation Committee to make grants (“Awards”) in the form of rights over ordinary shares, to any Director, Non-Executive Director or employee of the Company. However, it is the Committee’s current intention that Awards be granted only to Directors and senior management, whilst recognizing a separate annual Restricted Stock Award for Non-Executive Directors.

All Awards are to be settled by physical delivery of shares.

Non-Executive Director Restricted Share Awards

In accordance with the Board approved independent Non-Executive Director compensation guidelines, each independent Non-Executive Director is granted $100,000 of restricted shares annually on the date of the annual general meeting, valued at the closing market price for such shares on this date. The restricted shares vest on the earlier to occur of the date of the Company’s annual meeting of shareholders or thirteen months from the date of grant.

The Non-Executive Directors restricted share awards, granted at a share price of $11.50 on December 7, 2015, vested on June 16, 2016 and were issued in July at a share price of $8.98. Of the total 34,780 number of shares vesting, 11,568 shares were held back from issue by the Company as settlement towards personal tax liabilities arising on the vested shares.

The Non-Executive Directors restricted share awards granted on June 16, 2016, which consisted of 55,680 shares at a share price of $8.98, have not yet vested. The total charge for both 2015 and 2016 Non-Executive Director grants within the Statement of Consolidated Profit or Loss for the year ended December 31, 2016 for stock compensation awards was €0.6 million and €0.1 million for the nine months ended December 31, 2015.

Director and Senior Management Share Awards

As part of its long term incentive initiatives, the Company has issued 5,212,000 restricted shares to the management team (the “Management Share Awards”). 4,607,000 shares are currently allocated as at December 31, 2016 for the January 1, 2016 grant. Half of the awards are contingent upon achieving a benchmark market share price and if the benchmark is met, the shares for this portion of the awards will vest 50% over a two year period through January 1, 2018 and 50% over a four year period through January 1, 2020. The other half of the awards will vest on January 1, 2020 provided a cumulative EBITDA performance target is met over a four year period from January 1, 2016 to December 31, 2019. None of the shares have yet vested. The stock compensation charge reported within the Consolidated Statement of Profit or Loss for the year ended December 31, 2016 related to the management plan is €0.6 million and €nil for the nine months ended December 31, 2015.

The Company calculates the cost of the Management Share Awards based upon their fair value using the Monte Carlo Model, which is considered to be the most appropriate methodology considering the restricted shares only vest once the market performance conditions have been satisfied, expected exercise period and the payment of dividends by the Company. The inputs and assumptions underlying the Monte Carlo model were as follows:

Dec 31, 2016
Grant date price	$12.00
Exercise price	$0.00
Expected life of restricted share	3.02 – 4.00 years
Expected volatility of the share price	20.0%
Dividend yield expected	0.0%
Risk free rate	1.59%
Employee exit rate	16.0%
EBITDA Performance Target Condition	5.0%

The expected volatility of the share price input of 20.0% was estimated by referencing selected quoted companies which are considered to exhibit some degree of comparability with the Company, as the Company has only been listed for approximately two years.

Based on the assessment of fair value and the number of shares expected to vest, the total fair value in respect of the Restricted Shares as at the January 1, 2016 is $2.3 million (€2.2 million).

Share based compensation reserve €m
Balance as of January 1, 2016	0.1
Non-Executive Director restricted share awards charge	0.6
Directors and Senior Management share awards charge	0.6
Vesting of Non-Executive Director restricted shares	(0.3)

Balance as of December 31, 2016	1.0

On January 1, 2017 the Company granted a further 605,000 shares to 11 participants, making the total allocated Management Share Awards to be 5,212,000 shares.

Initial Options

On April 11, 2014 Lord Myners, Alun Cathcart (resigned February 2016) and Guy Yamen (resigned June 2015), all Non-Executive Directors, were granted options (“Initial Options”) to purchase a maximum of 125,000 Ordinary Shares at an exercise price of $11.50 per ordinary share (subject to such adjustment to the number of Ordinary Shares and/or the exercise price as the Directors consider appropriate in accordance with the terms of the Initial Option Deeds in respect of an issue of Ordinary Shares by way of a dividend or distribution to holders of Ordinary Shares, a subdivision or consolidation or any other variation to the share capital of Nomad, as determined by the Directors).

The awards are now exercisable within a five year period, which commenced on the trading day immediately following the Iglo Group acquisition on June 1, 2015. Nomad has calculated the cost of the Initial Options based upon their fair value and taking into account the vesting period and using the Black-Scholes methodology. The valuation of the Initial Options has been based on the following assumptions:

-	market value of Ordinary Shares at the grant date of $10.00;
-	an exercise price of $11.50;
-	1 year expected time to acquisition;
-	probability of acquisition of 61%;
-	volatility of 17.03%; and
-	a risk free interest rate of 0.84%.

Such securities and awards have been accounted for in accordance with “IFRS 2—Share Based Payment”. Based on the preceding assumptions, the total value for the Initial Options is €0.06 million. There were no forfeitures at the grant date and the expense was recognized over an estimated 2-year period ended on April 1, 2016.

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

Due to the sale of the Iglo Group, the vesting of the equity settled share based payment scheme was accelerated. The resulting €3.2 million charge to the Consolidated Statement of Profit or Loss for the five months ended May 31, 2015, reflected the accelerated vesting of non-forfeited interests in the scheme. Share-based payment charges for the year ended December 31, 2014 were €1.7 million. The plans were equity settled.

(c)	Management incentive schemes

Successor

Subsequent to the sale of Iglo and specific to the terms of a Predecessor incentive scheme, €1.9 million was charged to the Consolidated Statement of Profit or Loss during the year ended December 31, 2016. €3.5 million was charged in the nine month period to December 31, 2015. This scheme ended in May 2016.

Predecessor

Certain members of the Predecessor’s management team previously participated in certain incentive schemes. The completion of the sale of the Iglo Group to the Company on June 1, 2015 was a triggering event under the cash settled schemes. The resulting €19.7 million charge to the Consolidated Statement of Profit or Loss for the five months ended May 31, 2015, reflected the acceleration of the charges to align the cumulative charges recognized to the amount that was paid in June 2015. Management incentive scheme charges for the year ended December 31, 2014 were €18.6 million.

9)	Directors and Key Management compensation

	Successor	Successor	Successor	Predecessor	Predecessor
	Year ended Dec 31 2016 €m	9 months ended Dec 31 2015 €m	Year ended Mar 31 2015 €m	5 months ended May 31 2015 €m	Year ended Dec 31 2014 €m
Short-term employee benefits	2.1	1.3	—	1.9	6.4
Contributions to money purchase pension plans	—	—	—	0.2	0.2
Share-based payment	0.9	0.1	—	2.2	1.0
Long-term incentive scheme	—	—	—	17.4	10.3
Non-Executive Director fees	0.2	0.1	0.2	—	—

Total Directors’ compensation	3.2	1.5	0.2	21.7	17.9

All significant management decision making authority is vested within the Board of Directors and the executive team, therefore key management are considered to be the Directors and executive Officers.

In the year ended December 31, 2016, three executive Officers were accruing benefits under share based payment schemes (nine months to December 31, 2015: none).

Predecessor Non-Executive Directors were paid through payroll and are included within the table above but were not disclosed separately.

In all predecessor periods, there were eight directors in respect of whose qualifying services shares were received under long term incentive schemes, including the highest paid director.

	Successor	Successor	Successor	Predecessor	Predecessor
	Year ended Dec 31 2016	9 months ended Dec 31 2015	Year ended Mar 31 2015	5 months ended May 31 2015	Year ended Dec 31 2014
Retirement benefits are accruing to the following number of directors under:
Money purchase schemes	1	1	—	4	5

10)	Finance income and costs

		Successor	Successor	Successor	Predecessor	Predecessor
	Note	Year ended Dec 31 2016 €m	9 months ended Dec 31 2015 €m	Year ended Mar 31 2015 €m	5 months ended May 31 2015 €m	Year ended Dec 31 2014 €m
Interest income		5.9	4.4	—	2.0	6.8
Gain on derivatives		—	4.3	—	—	—
Net foreign exchange gains on retranslation of financial assets and liabilities		18.3	—	0.1	—	—

Finance income		24.2	8.7	0.1	2.0	6.8

Accrued interest		—	—	—	(60.2)	(133.4)
Cash pay interest expense		(68.7)	(38.8)	—	(35.4)	(99.9)
Other interest expense		(2.8)	—	—	—	—
Net pension interest costs		(4.1)	(1.9)	—	(0.7)	(2.7)
Amortization of borrowing costs		(5.0)	(2.1)	—	(0.9)	(7.5)
Net foreign exchange losses on retranslation of financial assets and liabilities		—	(0.5)	—	(20.5)	(15.6)
Interest on unwinding of discounted items		(1.4)	—	—	—	—
Loss on derivatives		(4.3)	—	—	—	—
Financing costs incurred in amendment of terms of debt (1)		—	(0.9)	—	—	(37.9)

Finance costs		(86.3)	(44.2)	—	(117.7)	(297.0)

Net finance (costs)/income		(62.1)	(35.5)	0.1	(115.7)	(290.2)

(1)     A one-off charge of €37.9 million was incurred as a consequence of the refinancing in July 2014. Of this, deferred transaction costs of €34.5 million relating to the previous senior debt were written off.

11)	Taxation

		Successor	Successor	Successor	Predecessor	Predecessor
	Note	Year ended Dec 31 2016 €m	9 months ended Dec 31 2015 €m	Year ended Mar 31 2015 €m	5 months ended May 31 2015 €m	Year ended Dec 31 2014 €m
Current tax expense
Current tax on profits/loss for the year		(58.9)	(18.0)	—	(41.2)	(29.6)
Adjustments in respect of prior years		(0.6)	(2.3)	—	15.2	2.1

		(59.5)	(20.3)	—	(26.0)	(27.5)

Deferred tax income/(expense)
Origination and reversal of temporary differences		12.9	10.4	—	(14.9)	(12.8)
Impact of change in tax rates		7.0	22.2	—	—	(1.5)

	16	19.9	32.6	—	(14.9)	(14.3)

Total tax (expense)/credit		(39.6)	12.3	—	(40.9)	(41.8)

Reconciliation of effective tax rate:

	Successor	Successor	Successor	Predecessor	Predecessor
	Year ended Dec 31 2016 €m	9 months ended Dec 31 2015 €m	Year ended Mar 31 2015 5€m	5 months ended May 31 2015 €m	Year ended Dec 31 2014 €m
Profit/(Loss) before tax	76.0	(349.6)	(167.5)	(87.1)	(67.3)

Tax (charge)/credit at the standard UK corporation tax rate 20% (2015: 20.25%; 2014: 21.5%)	(15.2)	70.8	33.9	17.6	14.5
Difference in tax rates	(10.0)	(67.5)	(33.9)	(4.6)	(7.9)
Non tax deductible interest	—	(9.9)	—	(8.7)	(25.4)
Other income and expenses not taxable or deductible	(7.4)	1.0	—	(21.6)	(5.3)
Unrecognized tax assets	(1.8)	(2.1)	—	(30.9)	(3.0)
Provisions for uncertainties	(11.6)	0.1	—	(7.9)	(1.8)
Impact of change in deferred tax rates	7.0	22.2	—	—	(1.6)
Prior year adjustment	(0.6)	(2.3)	—	15.2	(11.3)

Total tax (expense)/credit	(39.6)	12.3	—	(40.9)	(41.8)

Effective tax rates

Successor

The effective tax rate for the year ended December 31, 2016 was 52.1% (nine months ended December 31, 2015: 3.5%). The increase is principally caused by expenses which are not tax deductible and accruals for tax contingencies, partially offset by a reduction in tax rates. Effective from and including January 12, 2016, the Company become a resident in the United Kingdom for United Kingdom tax purposes.

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

Following the enactment of the Finance Act 2016, the standard rate of corporation tax in the UK is 20% for 2016 (2015: 20.25%). The standard rate of corporation tax in the UK will change from 20% to 19% with effect from April 1, 2017 and by a further 2% to 17% from April 1 2020. As the reductions to 19% and 17% were substantially enacted on September 6, 2016, these rates are reflected in these financial statements.

The tax charge/(credit) relating to components of other comprehensive income is as follows:

Successor

Year ended Dec 31, 2016	Note	Before tax €m	Tax charge/ (credit) €m	After tax €m
Remeasurement of post-employment benefit liabilities		23.6	6.3	29.9
Net investment hedge		0.5	—	0.5
Cash flow hedges		(10.1)	2.8	(7.3)

Other comprehensive loss		14.0	9.1	23.1
Current tax		—	—	—
Deferred tax	16	—	9.1	—

		—	9.1	—

Nine months ended Dec 31, 2015	Note	Before tax €m	Tax charge/ (credit) €m	After tax €m
Remeasurement of post-employment benefit liabilities		(19.4)	6.1	(13.3)
Net investment hedge		4.4	—	4.4
Cash flow hedges		(1.6)	0.5	(1.1)

Other comprehensive (income)/loss		(16.6)	6.6	(10.0)
Current tax		—	—	—
Deferred tax	16	—	6.6	—

		—	6.6	—

Predecessor
5 months ended May 31, 2015	Note	Before tax €m	Tax charge/ (credit) €m	After tax €m
Remeasurement of post-employment benefit liabilities		2.5	(0.7)	1.8
Net investment hedge		(44.7)	—	(44.7)
Cash flow hedges		—	—	—

Other comprehensive income		(42.2)	(0.7)	(42.9)

Current tax		—	—	—
Deferred tax	16	—	(0.7)	—

		—	(0.7)	—

Predecessor
Year ended December 31, 2014	Note	Before tax €m	Tax charge/ (credit) €m	After tax €m
Remeasurement of post-employment benefit liabilities		52.0	(15.2)	36.8
Net investment hedge		(27.6)	—	(27.6)
Cash flow hedges		(13.2)	3.7	(9.5)

Other comprehensive loss/(income)		11.2	(11.5)	(0.3)

Current tax		—	—	—
Deferred tax	16	—	(11.5)	—

		—	(11.5)	—

The effective tax rate for 2014 was 62.1%.

12)    Property, plant and equipment

	Land and buildings €m	Plant and equipment €m	Computer equipment €m	Total €m
SUCCESSOR
Cost

Balance at March 31, 2015	—	—	—	—

Acquisitions through business combinations	113.3	207.5	2.4	323.2
Additions	5.8	13.5	—	19.3
Transfers	0.1	(0.1)	—	—
Effect of movements in foreign exchange	—	0.9	—	0.9

Balance at December 31, 2015	119.2	221.8	2.4	343.4

Acquisitions through business combinations	—	2.5	—	2.5
Additions	3.3	34.3	0.4	38.0
Transfer to intangible assets (note 13)	(1.7)	1.1	—	(0.6)
Disposals	(2.7)	(0.6)	—	(3.3)
Effect of movements in foreign exchange	(7.6)	(28.8)	—	(36.4)

Balance at December 31, 2016	110.5	230.3	2.8	343.6

Accumulated depreciation and impairment
Balance at March 31, 2015	—	—	—	—

Depreciation	3.1	16.8	0.4	20.3
Impairment	—	3.2	—	3.2
Effect of movements in foreign exchange	0.3	1.4	—	1.7

Balance at December 31, 2015	3.4	21.4	0.4	25.2

Depreciation	6.5	35.7	1.1	43.3
Impairment	(0.2)	1.6	—	1.4
Transfers	—	0.2	(0.2)	—
Effect of movements in foreign exchange	(3.9)	(20.5)	(0.1)	(24.5)

Balance at December 31, 2016	5.8	38.4	1.2	45.4

Net book value March 31, 2015	—	—	—	—

Net book value December 31, 2015	115.8	200.4	2.0	318.2

Net book value December 31, 2016	104.7	191.9	1.6	298.2

	Land and buildings €m	Plant and equipment €m	Computer equipment €m	Total €m
PREDECESSOR
Cost
Balance at January 1, 2014	133.1	256.2	12.9	402.2

Additions	1.4	22.6	0.3	24.3
Disposals	—	(20.8)	—	(20.8)
Effect of movements in foreign exchange	2.3	5.8	—	8.1

Balance at December 31, 2014	136.8	263.8	13.2	413.8

Accumulated depreciation and impairment
Balance at January 1, 2014	30.4	109.8	9.9	150.1

Depreciation charge for the year	4.6	19.6	0.6	24.8
Disposals	—	(20.6)	—	(20.6)
Impairment	0.7	0.8	—	1.5
Effect of movements in foreign exchange	0.4	2.7	—	3.1

Balance at December 31, 2014	36.1	112.3	10.5	158.9

Net book value January 1, 2014	102.7	146.4	3.0	252.1

Net book value December 31, 2014	100.7	151.5	2.7	254.9

Leased equipment

The Company leases items of machinery in Sweden under finance leases. As at December 31, 2016, the net carrying amount of the leased assets was €0.8 million (December 31, 2015: €2.3 million).

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

13)	Goodwill and Intangibles

	Goodwill €m	Brands €m	Computer software €m	Customer relationships €m	Others €m	Total €m
SUCCESSOR
Cost
Balance at March 31, 2015	—	—	—	—	—	—

Acquisitions through business combinations	1,676.8	1,688.9	8.8	31.0	0.2	3,405.7
Additions	—	—	2.1	—	—	2.1
Effect of movements in foreign exchange	—	—	0.1	—	—	0.1

Balance at December 31, 2015	1,676.8	1,688.9	11.0	31.0	0.2	3,407.9

Acquisitions through business combinations	68.8	—	—	—	(0.2)	68.6
Additions	—	—	4.4	—	—	4.4
Transfer from tangible assets (note 12)	—	—	0.6	—	—	0.6
Effect of movements in foreign exchange	—	—	(1.3)	—	—	(1.3)

Balance at December 31, 2016	1,745.6	1,688.9	14.7	31.0	—	3,480.2

	Goodwill €m	Brands €m	Computer software €m	Customer relationships €m	Others €m	Total €m

Accumulated amortization and impairment
Balance at March 31, 2015	—	—	—	—	—	—

Amortization	—	0.1	1.0	0.4	—	1.5
Effect of movements in foreign exchange	—	—	—	—	—	—

Balance at December 31, 2015	—	0.1	1.0	0.4	—	1.5

Amortization	—	0.7	4.9	2.2	—	7.8
Effect of movements in foreign exchange	—	—	(1.3)	—	—	(1.3)

Balance at December 31, 2016	—	0.8	4.6	2.6	—	8.0

Net book value March 31, 2015	—	—	—	—	—	—

Net book value December 31, 2015	1,676.8	1,688.8	10.0	30.6	0.2	3,406.4

Net book value December 31, 2016	1,745.6	1,688.1	10.1	28.4	—	3,472.2

PREDECESSOR
Cost
Balance at January 1, 2014	926.6	1,321.4	21.8	—	—	2,269.8

Additions	—	—	2.0	—	—	2.0
Effect of movements in foreign exchange	16.7	29.3	—	—	—	46.0

Balance at December 31, 2014	943.3	1,350.7	23.8	—	—	2,317.8

Accumulated amortization and impairment
Balance at January 1, 2014	53.9	26.6	15.3	—	—	95.8

Amortization	—	1.1	4.5	—	—	5.6
Balance at December 31, 2014	53.9	27.7	19.8	—	—	101.4
Net book value January 1, 2014	872.7	1,294.8	6.5	—	—	2,174.0

Net book value December 31, 2014	889.4	1,323.0	4.0	—	—	2,216.4

Amortization of €7.8 million (December 31, 2015: €1.5 million; December 31, 2014: €5.6 million) is included in ‘other operating expenses’ in the Consolidated Statement of Profit or Loss.

All goodwill, brands and customer relationship values have been allocated to the frozen cash generating unit.

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

•	Budgeted cash flows: the calculation of value in use has been based on the cash flows forecast by management for 2017 to 2019. Beyond 2019 the same assumptions have been applied for future periods in the absence of longer term detailed forecasts. These plans have been prepared and approved by management, and incorporate past performance of the entities acquired in the period, historical growth rates and projections of developments in key markets.

•	Sales: projected sales are built up with reference to markets and product platforms. They incorporate past performance, historical growth rates and projections of developments in key markets.

•	As Adjusted EBITDA Margin: projected margins reflect historical performance.

•	Capital expenditure forecast reflects one-off additional capital expenditure required in order to integrate the operations of the Findus acquisition.

•	Discount rate: a pre-tax discount rate of 8.0% (2015: 7.8%) was applied to the cash flows. This discount rate has been calculated using a capital asset pricing model using observable market data, including the share price of Nomad Foods Limited.

•	Long-term growth rates: as required by IAS 36, growth rates for the period after the detailed forecasts are based on past performance. The growth rate used in the testing was 0.5%. These rates do not reflect the long-term assumptions used by the Company for investment planning.

Sensitivity to changes in assumptions

Impairment was not required at either December 31, 2016 or December 31, 2015. In each case the valuations derived from the discounted cash flow model indicate a sufficient amount of headroom for which any reasonably possible change to key assumptions is unlikely to result in an impairment of the related goodwill.

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

Acquisition-related costs

For the nine months ended December 31, 2015, the Company incurred acquisition related costs of €25.2 million on legal fees, due diligence costs, and fees in relation to the amendment of the Company’s senior debt (2014: €0.7 million). €19.7 million of these costs have been included in exceptional items (see Note 7). The remainder relates to capitalized debt fees.

Identifiable assets acquired and liabilities assumed

The following table details the recognized amounts of assets acquired and liabilities assumed at the date of acquisition (June 1, 2015) as included in the December 31, 2015 consolidated financial statements and the purchase price adjustments recorded in the year ended December 31, 2016. The purchase price adjustments were finalized on May 31, 2016, twelve months following the acquisition.

	Dec 31, 2015 €m	Adjustments €m	Dec 31, 2016 €m
Intangible assets (excluding goodwill)	1,337.4	-	1,337.4
Property, plant and equipment	265.2	-	265.2
Inventories	233.0	-	233.0
Trading debtors	60.5	-	60.5
Pre-paid debt fees	15.9	-	15.9
Derivative financial instruments	7.7	-	7.7
Cash and cash equivalents	727.7	-	727.7
Bank overdrafts	(626.1)	-	(626.1)
Borrowings	(1,186.6)	-	(1,186.6)
Trading creditors	(281.0)	(0.5)	(281.5)
Retirement benefits	(127.3)	-	(127.3)
Provisions	(107.4)	(2.8)	(110.2)
Taxation	(26.9)	(7.8)	(34.7)
Net deferred tax liability	(273.5)	-	(273.5)

Total identifiable net assets acquired	18.6	(11.1)	7.5

Cash consideration	950.5	-	950.5
Transfer of shares	133.5	-	133.5
Additional payment on closing	6.9	-	6.9
Repayment of Iglo’s debt	329.9	-	329.9

Consideration transferred	1,420.8	-	1,420.8
Indemnification assets	(10.2)	-	(10.2)

Net consideration transferred	1,410.6	-	1,410.6
Fair value of identifiable net assets	(18.6)	11.1	(7.5)

Goodwill	1,392.0	11.1	1,403.1

The goodwill recognized is attributable mainly to the growth prospects for the business expected organically and through strategic acquisitions and the assembled workforce.

The primary component of the adjustments to finalize the purchase of the Iglo Acquisition relates to an accrual for historic tax exposures and associated interest.

Contingent liabilities acquired

Contingent liabilities acquired have been recognized based on management’s assessment of their fair value based on the estimated value and likelihood of payment.

(b)	Findus acquisition

On November 2, 2015 the Company completed its acquisition of Findus Sverige AB and its subsidiaries (the “Findus Group”) for consideration of €672.9 million.

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

The transaction was funded through a combination of Nomad’s cash on hand, equity and proceeds from the issuance of a €325.0 million tranche of senior debt under Nomad Foods’ credit facility.

Acquisition-related costs

The Company incurred acquisition related costs of €16.9 million on legal fees, due diligence costs, and fees in relation to the amendment of the senior debt. €8.5 million of these costs have been included in exceptional items (see Note 7). The remainder relates to capitalized debt fees.

Identifiable assets acquired and liabilities assumed

The following table details the recognized amounts of assets acquired and liabilities assumed at the date of acquisition (November 2, 2015) as included in the December 31, 2015 consolidated financial statements and the purchase price adjustments recorded in the year ended December 31, 2016. The purchase price adjustments were finalized on November 2, 2016, twelve months following the acquisition.

	Dec 31, 2015 €m	Adjustments €m	Dec 31, 2016 €m
Intangible assets (excluding goodwill)	391.6	(0.2)	391.4
Property, plant and equipment	58.0	2.5	60.5
Inventories	110.8	(1.9)	108.9
Trading debtors	93.6	(0.1)	93.5
Derivative financial instruments	1.1	-	1.1
Cash and cash equivalents	6.1	-	6.1
Trading creditors	(149.5)	(1.2)	(150.7)
Finance lease obligation	(2.3)	-	(2.3)
Retirement benefits	(58.8)	-	(58.8)
Provisions	(24.5)	(49.7)	(74.2)
Taxation	(69.7)	(12.2)	(81.9)
Net deferred tax liability	(35.9)	(0.3)	(36.2)

Total identifiable net assets acquired	320.5	(63.1)	257.4

Cash consideration	579.2	-	579.2
Transfer of shares	108.9	-	108.9
Cash received subsequent to transaction (March 2016)	(16.2)	-	(16.2)
Foreign exchange difference	1.0	0.8	1.8

Consideration transferred	672.9	0.8	673.7
Indemnification assets	(67.6)	(6.2)	(73.8)

Net consideration transferred	605.3	(5.4)	599.9
Fair value of identifiable net assets	(320.5)	63.1	(257.4)

Goodwill	284.8	57.7	342.5

The goodwill recognized is attributable mainly to the expectation of future economic benefit in respect of achievable cost synergies and growth potential arising from the combined business.

The primary component of the adjustments to finalize the purchase of the Findus acquisition relates to provisions. The Company renegotiated two agreements with a third party for the use of a warehouse facility which is being leased until June 2040. As a consequence of this, a valuation of the lease identified that the lease payments were in excess of market rates, deeming the contract to be unfavorable. In addition, management’s expectations for future rental income have reduced, so the contract is also deemed to be onerous. Management attribute these events to operational issues that existed at the acquisition date that were unavoidable. As a result, an additional liability of €47.3 million has been recognized within the provisions acquired.

Contingent liabilities acquired

Contingent liabilities acquired have been recognized based on management’s assessment of their fair value based on the estimated value and likelihood of payment.

15)	Investments

The Company acquired all of the following significant investments during the nine month period to December 31, 2015. See Note 14 for further information. Nomad Foods Europe Limited holds a parent company guarantee covering the liabilities of its non-trading subsidiary, Nomad Foods Europe Ipco Ltd.

	Activity	Country of incorporation	Class of shares held	Ownership as of Dec 31, 2016

Nomad Foods Europe Holdings Limited	Holding	England	Ordinary	100%
Nomad Foods Europe Holdco Limited	Holding	England	Ordinary	100%
Nomad Foods Europe Finco Limited	Holding	England	Ordinary	100%
Nomad Foods Europe Midco Limited	Holding/ Finance	England	Ordinary	100%
Iglo Foods Bondco Plc	Finance	England	Ordinary	100%
Nomad Foods Europe Limited	Management	England	Ordinary	100%
Birds Eye Limited	Trading	England	Ordinary	100%
Nomad Foods Europe Finance Limited	Finance	England	Ordinary	100%
Birds Eye Ireland Limited	Trading	Republic of Ireland	Ordinary	100%
Iglo Holding GmbH	Holding	Germany	Ordinary	100%
Iglo Nederland B.V.	Trading	Netherlands	Ordinary	100%
Iglo Belgium S.A.	Trading	Belgium	Ordinary	100%
Iglo France S.A.S.	Trading	France	Ordinary	100%
Iglo Portugal	Trading	Portugal	Ordinary	100%
Iglo Austria Holdings GmbH	Holding	Austria	Ordinary	100%
C.S.I. Compagnia Surgelati Italiana S.R.L	Trading	Italy	Ordinary	100%
Findus Sverige Holdings AB	Holding	Sweden	Ordinary	100%
Iglo GmbH	Trading	Germany	Ordinary	100%
Frozen Fish International GmbH	Trading	Germany	Ordinary	100%
Liberator Germany Newco GmbH	Property	Germany	Ordinary	100%
Iglo Austria GmbH	Trading	Austria	Ordinary	100%
Findus Sverige AB	Trading	Sweden	Ordinary	100%
Frionor Sverige AB	Holding	Sweden	Ordinary	100%
Findus Holdings France SAS	Holding	France	Ordinary	100%
Findus France SAS	Trading	France	Ordinary	100%
Findus Manufacturing SLU	Trading	Spain	Ordinary	100%
Findus Espana SLU	Trading	Spain	Ordinary	100%
Findus Danmark A/S	Trading	Denmark	Ordinary	100%
Findus Finland Oy	Trading	Finland	Ordinary	100%
Findus Norge AS	Trading	Norway	Ordinary	100%

16)	Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Dec 31 2016			Dec 31 2015
	Assets €m	Liabilities €m	Total €m	Assets €m	Liabilities €m	Total €m
Property, plant and equipment	10.3	(33.6)	(23.3)	11.5	(16.8)	(5.3)
Intangible assets	—	(291.3)	(291.3)	—	(315.8)	(315.8)
Employee benefits	27.8	(0.1)	27.7	32.7		32.7
Tax value of loss carry forwards	18.9	—	18.9	—	—	—
Derivative financial instruments	—	(3.3)	(3.3)	1.5	(1.3)	0.2
Other	7.9	(4.9)	3.0	14.9	(5.4)	9.5

Tax assets/(liabilities)	64.9	(333.2)	(268.3)	60.6	(339.3)	(278.7)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable.

Deferred tax assets that the Company has not recognized in the financial statements amount to €56.3 million (December 31, 2015: €67.1 million). These deferred tax assets have not been recognized as the likelihood of recovery is not probable. A deferred tax asset on tax losses acquired from the Iglo Group was not recognized at the acquisition date. During the year, subsequent to discussions with tax authorities, the group has revised its assessment of the likely recovery of these losses and a resulting deferred tax asset has now been recognized.

The aggregate deferred tax relating to items that have been charged directly to equity is €9.1 million (December 31, 2015: €6.5 million).

Movement in deferred tax during the year or period:

Successor

There was €nil total deferred tax in the year ended March 31, 2015.

	Opening balance Jan 1 2016 €m	Acquired in business combinations €m	Recognized in Income Statement €m	Recognized in Other Comprehensive Income €m	Movement in foreign exchange €m	Closing balance Dec 31 2016 €m
Property, plant and equipment	(5.3)	(0.3)	(17.2)	—	(0.5)	(23.3)
Intangible assets	(315.8)	—	24.1	—	0.4	(291.3)
Employee benefits	32.7	—	1.3	(6.3)	—	27.7
Tax value of loss carry forwards	—	—	18.9	—	—	18.9
Derivative financial instruments	0.2	—	(0.7)	(2.8)	—	(3.3)
Other	9.5	—	(6.5)	—	—	3.0

Total deferred tax	(278.7)	(0.3)	19.9	(9.1)	(0.1)	(268.3)

	Opening balance Apr 1 2015 €m	Acquired in business combinations €m	Recognized in Income Statement €m	Recognized in Other Comprehensive Income €m	Movement in foreign exchange €m	Closing balance Dec 31 2015 €m
Property, plant and equipment	—	(16.4)	8.8	—	2.3	(5.3)
Intangible assets	—	(329.8)	12.5	—	1.5	(315.8)
Employee benefits	—	38.6	0.1	(6.0)	—	32.7
Tax value of loss carry forwards	—	—	—	—	—	—
Derivative financial instruments	—	(2.0)	2.7	(0.5)	—	0.2
Other	—	0.3	8.5	—	0.7	9.5

Total deferred tax	—	(309.3)	32.6	(6.5)	4.5	(278.7)

17)	Inventories

	Successor Dec 31 2016 €m	Successor Dec 31 2015 €m
Raw materials and consumables	97.7	71.1
Work in progress	41.7	80.1
Finished goods and goods for resale	185.6	168.4

Total inventories	325.0	319.6

During the year ended December 31, 2016 €6.4 million (nine months ended December 31, 2015 €3.5 million, March 31, 2015: nil; December 31, 2014: €5.9 million) was charged to the Consolidated Statement of Profit or Loss for the write down of inventories.

18)	Trade and other receivables

Current assets	Successor Dec 31 2016 €m	Successor Dec 31 2015 €m
Trade receivables	92.3	70.1
Prepayments and accrued income	8.0	8.2
Other receivables	26.1	40.4
Tax receivable	9.3	—

Total current trade and other receivables	135.7	118.7
Non-current assets
Other receivables	0.4	—

Total non-current trade and other receivables	0.4	—

Total trade and other receivables	136.1	118.7

Trade receivables, prepayments and other receivables are expected to be recovered in less than 12 months. Other receivables includes VAT receivable.

The ageing of trade receivables is detailed below:

Dec 31, 2016	Gross €m	Impaired €m	Net €m
Not past due	229.4	—	229.4
Past due less than 1 month	9.8	(0.1)	9.7
Past due 1 to 3 months	0.9	(0.2)	0.7
Past due 3 to 6 months	0.9	(0.1)	0.8
Past due more than 6 months	6.3	(6.0)	0.3

Sub-total	247.3	(6.4)	240.9

Reduction in trade-terms*			(148.6)

Total trade receivables			92.3

Dec 31, 2015	Gross €m	Impaired €m	Net €m
Not past due	207.2	—	207.2
Past due less than 1 month	32.2	—	32.2
Past due 1 to 3 months	1.5	—	1.5
Past due 3 to 6 months	2.9	—	2.9
Past due more than 6 months	2.1	(1.0)	1.1

Sub-total	245.9	(1.0)	244.9

Reduction in trade-terms*			(174.8)

Total trade receivables			70.1

* Refer to Note 4(a). Reduction in trade term amounts are primarily not past due.

All impaired trade receivables have been provided to the extent that they are believed not to be recoverable.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable. The Company does not hold any collateral as security.

19)	Indemnification assets

	Successor Dec 31 2016 €m	Successor Dec 31 2015 €m
Related to Iglo Acquisition at start of the period	10.2	—
Recognized on acquisition	—	10.2
Reclassified from Other receivables	1.2	—
Release of indemnified provision	(9.3)	—

Related to Iglo Acquisition at end of the period	2.1	10.2
Related to Findus Acquisition at start of the period	67.6	—
Recognized on acquisition	—	67.6
Acquisition accounting adjustment	6.2	—
Remeasurement of indemnification assets	(10.4)	—

Related to Findus Acquisition at end of the period	63.4	67.6

Total indemnification assets	65.5	77.8

As part of the acquisition of the Iglo Group and the Findus Group, the Company inherited several contingent liabilities for which the sellers have provided an indemnity. To the extent that the liability has been recognized in the balance sheet, an indemnification asset has been recognized, in total €65.5 million (December 31, 2015: €77.8 million).

The indemnification asset recognized in relation to the Findus Group is secured by shares held in escrow, so that the value of the assets may, in the future, be restricted to the value of these shares as at the balance sheet date. As at the December 31, 2016, €63.4 million (December 31, 2015: €67.6 million) of the indemnification assets relate to the acquisition of the Findus Group for which 6,964,417 shares are held in escrow and are valued at $9.57 (€9.10) (December 31, 2015: $11.80 (€10.84)) each.

20)	Cash and cash equivalents and Bank overdrafts

	Successor Dec 31 2016 €m	Successor Dec 31 2015 €m
Cash and cash equivalents	325.3	618.2
Restricted cash	4.2	0.5
Total cash and cash equivalents	329.5	618.7
Bank overdrafts	—	(432.6)
Cash and cash equivalents per Statement of Cash Flows	329.5	186.1

‘Cash and cash equivalents’ comprise cash balances and call deposits. Restricted cash comprises money that is primarily reserved for a specific purpose and therefore not available for immediate or general business use. Of the restricted cash totaling €4.2 million at December 31, 2016, €3.6 million (December 31, 2015: €nil) was due to French company law requirements.

21)	Loans and borrowings

The repayment profile of the syndicated and other loans held by the Company is as follows:

	Successor Dec 31 2016 €m	Successor Dec 31 2015 €m
Current (assets)/liabilities
Less deferred borrowing costs to be amortized within 1 year	(5.0)	(5.0)

Total due in less than one year	(5.0)	(5.0)

Non-current liabilities
Syndicated and other loans	964.2	1,008.4
2020 floating rate senior secured notes	500.0	500.0
Less deferred borrowing costs to be amortized in 2-5 years	(12.4)	(17.3)
Less deferred borrowing costs to be amortized in more than 5 years	—	—

Total due after more than one year	1,451.8	1,491.1

Total borrowings	1,446.8	1,486.1

The table below shows details of individual loans:

	Successor Dec 31 2016 €m	Successor Dec 31 2015 €m
Current (assets)/liabilities-syndicated and other loans
Less deferred borrowing costs to be amortized within 1 year	(5.0)	(5.0)

Total current loans and borrowings	(5.0)	(5.0)

Non-current liabilities-syndicated and other loans
2020 floating rate senior secured notes	500.0	500.0
Senior B1 EUR	—	—
Senior B2 GBP	—	—
Senior C1 EUR	363.3	363.3
Senior C2 GBP	275.9	320.1
Senior C3 EUR	325.0	325.0
German government loan	—	—
Class A Loan Notes EUR	—	—
Class B Loan Notes EUR	—	—
Class C Loan Notes EUR	—	—
Class G Loan Notes EUR	—	—
Class K Loan Notes EUR	—	—
Less deferred borrowing costs to be amortized in 2—5 years	(12.4)	(17.3)
Less deferred borrowing costs to be amortized in more than 5 years	—	—

Total non-current loans and borrowings	1,451.8	1,491.1

Total borrowings	1,446.8	1,486.1

Borrowings under the syndicated loan facility and floating rate notes	1,446.8	1,486.1

The interest rate on all other loans and the floating rate senior secured notes are re-priced within one year to the relevant Euribor or Libor rate.

In connection with the Iglo Acquisition, Iglo’s Senior Facilities Agreement (“SFA”) was amended and restated effective as of June 1, 2015. Commitments and participations of the lenders that opted not to exchange their existing commitment participations, or were otherwise in excess of agreed allocations for the existing, consenting lenders, which totaled €490.0 million, were prepaid and cancelled in full at the closing of the Iglo Acquisition.

Estimated costs associated with the amendment of €5.4 million have been capitalized in the nine month period ending December 31, 2015. The adjustment reflects the reduced interest expense in relation to the repayment offset by increased amortization of debt issuance costs which will have a continuing impact on the Company.

On November 2, 2015 as part of the funding of the Findus Acquisition, the Company incurred €325.0 million of new senior term loan debt under its existing Senior Facilities Agreement. €285.0 million of this was used to fund the Findus Acquisition and the remainder was used for general corporate purposes. The new term loan bears interest at EURIBOR plus a margin ranging from 4.0% per annum to 4.25% per annum, matures on June 30, 2020 and is secured by certain subsidiaries’ assets and ranks pari passu with the Company’s existing senior secured indebtedness. Eligible transaction costs of €8.4 million were capitalized as part of the refinancing in the nine month period ending December 31, 2015 and are amortized over the life of the debt.

In addition to this the Company has a multicurrency revolving credit facility of €80.0 million. This facility is available until December 31, 2019. As at December 31, 2016 €13.2 million (December 31, 2015: €9.5 million) has been utilized for letters of credit, overdrafts, customer bonds and bank guarantees against the revolving credit facility.

Predecessor

On July 17, 2014 the Iglo Group completed a refinancing of its Senior debt with a syndicate of banks. All Senior debt as at the balance sheet date was repaid and replaced with new Senior Euro debt of €620.0 million and Senior GBP debt of £400.0 million, which are repayable on June 30, 2020. In addition to this, €500.0 million was raised through the issuance of a floating rate bond issue on the Luxembourg Stock Exchange, with a repayment date of June 15, 2020. Both the new Senior debt and the bond issue are secured with equal ranking against certain assets of the Iglo Group.

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

In connection with its pension scheme, Findus Sverige AB, a 100% owned subsidiary, is required to obtain credit insurance with PRI Pensionsgaranti (“PRI”), a credit insurance company which provides insurance annually against the risk of a sponsoring company’s insolvency. In connection with such credit insurance, as at December 31, 2016 Findus Sverige AB has granted floating charges over certain assets in favor of PRI in an amount of SEK 300 million (€31.3 million) (December 31, 2015: €32.6 million) and Nomad Foods Limited has issued a parent guarantee to PRI which will not exceed SEK 440 million (€45.9 million) (December 31, 2015: nil) at any time and has an end date of September 30, 2017.

Capitalization of transaction costs

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs.

22)	Trade and other payables

Current liabilities	Successor Dec 31 2016 €m	Successor Dec 31 2015 €m
Trade payables	345.0	252.6
Accruals and deferred income	92.4	134.2
Social security and other taxes	19.3	26.5
Other payables	13.7	4.6
Finance lease obligations	0.6	0.7
Financial payables	1.7	3.7
Total current trade and other payables	472.7	422.3
Non-current liabilities
Finance lease obligations	1.0	1.6
Total non-current trade and other payables	1.0	1.6
Total trade and other payables	473.7	423.9

Finance lease obligations

Finance lease obligations are payable as follows. The Company had no finance lease obligations for the year ended March 31, 2015.

	Future minimum lease payments		Interest		Present value of minimum lease payments
€m	Dec 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Less than one year	0.7	0.8	0.1	0.1	0.6	0.7
Between one and five years	1.1	1.6	0.1	0.2	1.0	1.4
More than five years	—	0.2	—	—	—	0.2
	1.8	2.6	0.2	0.3	1.6	2.3

23)	Employee benefits

The Company operates defined benefit pension plans in Germany, Italy, Sweden and Austria, as well as various defined contribution plans in other countries. All of these schemes were inherited from the Predecessor or acquired from the Findus Group.

i)	Defined contribution plans

Successor

The total expense relating to defined contribution plans for the year ended December 31, 2016 was €9.6 million (nine month period ended December 31, 2015: €4.4 million, €nil for the year ended March 31, 2015).

Predecessor

The total expense relating to defined contribution plans for the five months period ended May 31, 2015 was €2.4 million and €4.6 million for the year ended December 31, 2014.

ii)	Defined benefit plans

The Company operates unfunded defined benefit pension plans in Germany, Italy and Austria, which were acquired in connection with the Iglo Acquisition. The defined benefit pension plans are partially funded in Germany and Austria and unfunded in Sweden and Italy. In addition, an unfunded post-retirement medical plan is operated in Austria. In Germany and Italy long term service awards are in operation and various other countries provide other employee benefits.

	Successor Dec 31 2016 €m	Successor Dec 31 2015 €m
Total employee benefit obligations-Germany	121.8	100.3
Total employee benefit obligations-Sweden	56.7	56.3
Total employee benefit obligations-Italy	5.1	5.4
Total employee benefit obligations-Austria	4.2	3.1
Sub-total	187.8	165.1
Total net employee benefit obligations-other countries	3.1	3.8
Total net employee benefit obligations	190.9	168.9

The obligation of €3.1 million (December 31, 2015: €3.8 million) in respect of other countries is the aggregate of a number of different types of minor schemes, each one not being considered material individually or in aggregate. Consequently detailed disclosure of these schemes is not provided.

The amount included in the Statement of Financial Position arising from the Company’s obligations in respect of its defined benefit retirement plans and post-employment benefits is as follows:

Successor

December 31, 2016	Defined benefit retirement plans €m	Post- employment medical benefits and other benefits €m	Total €m
Present value of unfunded defined benefit obligations	62.5	4.9	67.4
Present value of funded defined benefit obligations	200.2	—	200.2
Subtotal present value of defined benefit obligations	262.7	4.9	267.6

Fair value of plan assets	(79.8)	—	(79.8)

Recognized liability for net defined benefit obligations	182.9	4.9	187.8

December 31, 2015	Defined benefit retirement plans €m	Post- employment medical benefits and other benefits €m	Total €m
Present value of unfunded defined benefit obligations	61.2	5.7	66.9
Present value of funded defined benefit obligations	177.1	—	177.1
Subtotal present value of defined benefit obligations	238.3	5.7	244.0

Fair value of plan assets	(78.9)	—	(78.9)

Recognized liability for net defined benefit obligations	159.4	5.7	165.1

Movements in recognized liability for net defined benefit obligations:

	Defined benefit retirement plans €m	Post-employment medical benefits and other benefits €m	Total €m
Opening balance January 1, 2016	159.4	5.7	165.1
Current service cost	3.9	(0.4)	3.5
Interest cost	3.9	0.1	4.0
Actuarial losses	23.6	—	23.6
Contributions to plan	(0.5)	—	(0.5)
Benefits paid	(5.1)	(0.3)	(5.4)
Exchange adjustments	(2.3)	(0.2)	(2.5)

As at December 31, 2016	182.9	4.9	187.8

	Defined benefit retirement plans €m	Post-employment medical benefits and other benefits €m	Total €m
Opening balance April 1, 2015	—	—	—
Acquired in a business combination	176.0	6.1	182.1
Current service cost	2.6	(0.7)	1.9
Interest cost	1.6	0.3	1.9
Actuarial gains	(19.4)	—	(19.4)
Contributions to plan	(0.6)	—	(0.6)
Benefits paid	(1.9)	—	(1.9)
Exchange adjustments	1.1	—	1.1

As at December 31, 2015	159.4	5.7	165.1

Movements in present value of defined benefit obligations:

	Defined benefit retirement plans €m	Post-employment medical benefits and other benefits €m	Total €m
Opening balance January 1, 2016	238.3	5.7	244.0
Current service cost	3.9	(0.4)	3.5
Interest cost	5.8	0.1	5.9
Actuarial experience gains	(0.3)	—	(0.3)
Actuarial losses arising from changes in financial assumptions	24.5	—	24.5
Contributions to plan	0.5	—	0.5
Benefits paid	(7.7)	(0.3)	(8.0)
Exchange adjustments	(2.3)	(0.2)	(2.5)

As at December 31, 2016	262.7	4.9	267.6

	Defined benefit retirement plans €m	Post-employment medical benefits and other benefits €m	Total €m
Opening balance April 1, 2015	—	—	—
Acquired in a business combination	255.4	6.1	261.5
Current service cost	2.6	(0.7)	1.9
Interest cost	2.5	0.3	2.8
Actuarial experience gains	(1.6)	—	(1.6)
Actuarial gains arising from changes in financial assumptions	(18.3)	—	(18.3)
Benefits paid	(3.4)	—	(3.4)
Exchange adjustments	1.1	—	1.1

As at December 31, 2015	238.3	5.7	244.0

Movements in fair value of plan assets of defined benefit retirement plans:

2016 €m
Opening balance January 1, 2016	78.9
Interest income	1.9
Actuarial gains arising from the return on plan assets, excluding interest income	0.6
Contributions by employer	0.5
Contributions by members	0.5
Benefits paid	(2.6)

At December 31, 2016	79.8

2015 €m
Opening balance April 1, 2015	—
Acquired in a business combination	79.4
Interest income	0.9
Actuarial losses arising from the return on plan assets, excluding interest income	(0.5)
Contributions by employer	0.3
Contributions by members	0.3
Benefits paid	(1.5)

At December 31, 2015	78.9

Expense recognized in the Consolidated Statement of Profit or Loss:

	Defined benefit retirement plans 2016 €m	Post-employment medical benefits and other benefits 2016 €m	Total 2016 €m
Current service cost	3.9	(0.4)	3.5
Interest cost	3.9	0.1	4.0

For the year ended December 31, 2016	7.8	(0.3)	7.5

	Defined benefit retirement plans 2015 €m	Post-employment medical benefits and other benefits 2015 €m	Total 2015 €m
Current service cost	2.6	(0.7)	1.9
Interest cost	1.6	0.3	1.9

For the nine months ended December 31, 2015	4.2	(0.4)	3.8

Current service cost is allocated between cost of sales and other operating expenses. Interest on net defined benefit obligation is disclosed in net financing costs.

Amount recognized in the Consolidated Statement of Comprehensive Income:

	Year ended Dec 31, 2016 €m	Nine months ended Dec 31, 2015 €m
Actuarial experience gains	(0.3)	(1.6)
Actuarial losses/(gains) arising from changes in financial assumptions	24.5	(18.3)
Actuarial (gains)/losses arising from the return on plan assets, excluding interest income	(0.6)	0.5
Reversal of effect of limit on amount recognized as asset in prior year	—	—

Total actuarial losses/(gains)	23.6	(19.4)

	2016 €m	2015 €m
Cumulative amount of actuarial losses/(gains) recognized in Consolidated Statement of Comprehensive Income	4.2	(19.4)

The fair value of plan assets, all at quoted prices are as follows:

	Dec 31, 2016 €m	Dec 31, 2015 €m
Equities	15.1	11.9
Debt instruments	51.7	55.7
Property	9.6	9.2
Other	3.4	2.1

Total	79.8	78.9

	Defined benefit retirement plans				Post-employment medical benefits and other benefits
December 31, 2016	Germany	Sweden	Austria	Italy	Germany	Austria
Discount rate	1.75%	2.5%	1.0%	1.5%	1.15%	1.0%
Inflation rate	2.0%	1.25%	1.7%	1.5%	2.0%	1.7%
Rate of increase in salaries	2.5%	2.25%	3.0%	–	2.5%	3.0%
Rate of increase for pensions in payment	1%-2%	2.25%	1.7%	–	–	–
Long term medical cost of inflation	–	–	–	–	–	2.0%

	Defined benefit retirement plans				Post-employment medical benefits and other benefits
December 31, 2015	Germany	Sweden	Austria	Italy	Germany	Austria
Discount rate	2.4%	2.8%	2.0%	2.0%	1.3%	2.0%
Inflation rate	2.0%	1.25%	1.7%	1.8%	2.0%	1.7%
Rate of increase in salaries	2.7%	2.25%	3.0%	–	2.7%	3.0%
Rate of increase for pensions in payment	1%-2%	1.25%	1.7%	–	–	–
Long term medical cost of inflation	–	–	–	–	–	2.0%

In valuing the liabilities of the pension fund at December 31, 2016 and December 31, 2015, mortality assumptions have been made as indicated below. The assumptions relating to longevity underlying the pension liabilities at the financial year end date are based on standard actuarial mortality tables and include an allowance for future improvements in longevity. The assumptions are based on the following mortality tables:

•	Germany: Richttafeln 2005
•	Sweden: PRI
•	Austria: AVO 2008 P ANG
•	Italy: RG48

These four references are to the specific standard rates of mortality that are published and widely used in each country for the use of actuarial assessment of pension liabilities and take account of local current and future average life expectancy.

December 31, 2016 (years)	Germany	Sweden	Austria	Italy
Retiring at the end of the year:
-Male	20	23	21	20
-Female	24	25	25	24

December 31, 2015 (years)	Germany	Sweden	Austria	Italy
Retiring at the end of the year:
-Male	19	23	21	20
-Female	24	25	25	24

The history of experience adjustments from inception of the Company for the defined benefit retirement plans is as follows:

	Dec 31 2016 €m	Dec 31 2015 €m	March 31 2015 €m
Present value of defined benefit obligations	262.7	238.3	—
Fair value of plan assets	(79.8)	(78.9)	—
Asset ceiling	—	—	—

Recognized liability in the scheme	182.9	159.4	—

Experience gains on scheme liabilities	(0.3)	(1.6)	—
Experience (gains)/losses on scheme assets	(0.6)	0.5	—

Post-employment medical benefits- sensitivity analysis

The effect of a 1% movement in the assumed medical cost trend rate is not significant.

Defined benefit obligation- sensitivity analysis

The effect of a 1% movement in the discount rate for the year ended December 31, 2016 is as follows:

	Increase €m	Decrease €m
Effect on the post-employment benefit obligation	(43.0)	55.9

There are no deficit elimination plans for any of the defined benefit schemes. Expected contributions and payments to post-employment benefit plans for the period ending December 31, 2016 are €5.7 million (December 31, 2015: €2.8 million). The weighted average duration of the defined benefit obligations is 19.1 years.

24)	Provisions

Successor

	Restructuring €m	Onerous/ unfavorable contracts €m	Provisions related to other taxes €m	Contingent consideration €m	Other €m	Total €m
Balance at March 31, 2015	–	–	–	–	–	–
Acquired through business combinations	14.0	–	31.8	17.5	17.4	80.7
Additional provision in the period	9.8	–	–	–	0.4	10.2
Utilization of provision	(2.8)	–	–	(0.1)	(1.3)	(4.2)

Balance at December 31, 2015	21.0	–	31.8	17.4	16.5	86.7
Additional provision in the period	60.2	34.7	–	–	5.3	100.2
Release of provision	(5.2)	–	(9.8)	–	(2.6)	(17.6)
Adjustment to provisions acquired through business combinations	–	47.3	2.5	–	2.7	52.5
Utilization of provision	(16.7)	(2.5)	–	(8.0)	(2.2)	(29.4)
Unwinding of discounting	–	0.8	–	0.6	–	1.4
Foreign exchange	(0.2)	0.3	–	–	(0.2)	(0.1)

Balance at December 31, 2016	59.1	80.6	24.5	10.0	19.5	193.7

Current						116.7
Non-current						77.0

Total						193.7

Restructuring

The €59.1 million (2015: €21.0 million) provision relates to committed plans for certain restructuring activities of exceptional nature which are due to be completed within the next 18 months. A provision of €47.5 million has been recognized as a result of management’s decision to close the facility in Bjuv for severance and other restructuring costs. The amounts have been provided based on information available on the likely expenditure required to complete the committed plans.

Onerous/unfavorable contracts

Of the onerous/unfavorable contracts provision, €76.8 million is held in relation to a lease in Bjuv, Sweden. During the period the Company renegotiated its agreements with a third party for the use of a warehouse facility which is being leased by the Company until June 2040. As a consequence, the future rental income that the Company can expect to receive from subleasing the facility has declined significantly. Given the company currently anticipates the warehouse space will not be fully utilized by the Company or other third parties, the lease has been identified as being onerous.

The ability for the Company to offset the unavoidable costs associated with the unutilized portion of the facility with future rental income is highly uncertain and difficult to accurately estimate. The provision has been assessed to be the best estimate of the net unavoidable costs based on the latest information available. This provision will be frequently reassessed by management and may change significantly over time.

The provision is calculated using a discounted cash flow which is subject to a high level of estimation uncertainty. The most significant assumptions are the ability to sublease the facility, the Company’s own use of the facility, the discount rate and inflation. Of these, the ability to sublease the facility or a change to the Company’s usage of the facility are based on management’s best estimate and are a matter of judgment. The provision is highly sensitive to changes in these assumptions as changes can lead to either a material increase or decrease in the provision. The discount rate is based on the risk free rate in Sweden, estimated by management to be 1%. The inflation rate is also assumed to be 1%. A 0.5% change in either of these assumptions will increase or decrease the provision by 6%.

Furthermore, as explained in Note 14 (b) an independent valuation of the lease identified that the lease payments were in excess of market rates, deeming the contract to be unfavorable. This provision will be utilized over the duration of the lease.

The remaining provision of €3.8 million relates to a service contract covering the same warehouse facility.

The increase in provisions has been recognized in the year ended December 31, 2016. €47.3 million has been identified as relating to the net assets acquired from Findus on November 2, 2015 (see note 14 (b)), €30.3 million has been recognized within exceptional costs relating to supply chain reconfiguration and the remaining €4.4 million has been recognized as an integration cost within exceptional costs (see note 7).

Provisions relating to other taxes

The €24.5 million (2015: €31.8 million) provision relates to other taxes due to tax authorities after tax investigations within certain operating subsidiaries within the Nomad Group.

Contingent consideration

As at December 31, 2016, the provision for contingent consideration comprised of €8.5 million and €1.5 million relating to the acquisition of La Cocinera and the Lutosa brand respectively.

During the year ended December 31, 2016, a €0.6 million charge has been recognized relating to the unwinding of discounting on deferred consideration for Findus Group acquisitions. €0.4 million was recognized on the above mentioned La Cocinera acquisition which occurred in Spain in April 2015. The consideration payable is dependent on specific future events and performance conditions being met. The payment is deferred until April 2020 but must be paid earlier if certain decisions are made by the Company. Another €0.2 million unwinding charge was recognized on the contingent consideration for the Frudesa brand which was acquired in Spain in 2011. In June 2016, contingent consideration for the Frudesa brand was settled at €8.0 million. There was negligible movement on the contingent consideration provided for the Lutosa brand (under license until 2020), which was acquired in Belgium in 2014 and payable in 2019.

Other

Other provisions include €6.1 million (2015: €6.7 million) of potential obligations in Italy, €3.2 million (€1.4 million) for asset retirement obligations recognized as part of the Findus acquisition, €2.8 million (2015: €2.9 million) professional fees in respect of the above mentioned tax investigations and other obligations from previous accounting periods.

Predecessor

	Management incentive plan €m	Restructuring €m	Other €m	Total €m
Balance at January 1, 2014	11.6	5.3	9.7	26.6
Additional provision in the year	18.6	12.8	4.3	35.7
Utilization of provision	–	(5.6)	(1.5)	(7.1)

Balance at December 31, 2014	30.2	12.5	12.5	55.2

See Note 8c) for details on the management incentive plan.

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

A €3.9 million provision has been provided for in 2014 in relation to tax matters from previous accounting years.

25)	Share capital and reserves

Share capital and capital reserve

	As at Dec 31, 2016	As at Dec 31, 2015
	€m	€m
Authorized:
Unlimited number of Ordinary Shares with nil nominal value issued at $10.00 per share	n/a	n/a
Unlimited number of Founder Preferred Shares with nil nominal value issued at $10 per share	n/a	n/a
Issued and fully paid:
182,088,622 (December 31, 2015: 178,444,900) Ordinary Shares with nil nominal value	1,803.4	1,765.1
1,500,000 (December 31, 2015: 1,500,000) Founder Preferred Shares with nil nominal value	10.6	10.6

Total share capital and capital reserve	1,814.0	1,775.7
Cost of admission	(13.3)	(13.3)

Total net share capital and capital reserve	1,800.7	1,762.4

Ordinary Shares

Issued Ordinary shares (in millions)
Balance at March 31, 2015	48.5
Shares issued in the period	129.9
Balance at December 31, 2015	178.4
Shares issued in the year	3.7
Balance at December 31, 2016	182.1

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

On November 2, 2015 Nomad issued 8.4 million shares as a partial non-cash consideration for the acquisition of Findus Sverige AB and its subsidiaries. See Note 14(b) for further information.

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

In July 2016, the Company issued 23,212 Ordinary Shares in settlement of the Non-Executive Directors restricted share awards. These shares, granted at a share price of $11.50 on December 7, 2015, vested on June 16, 2016 and were issued in July at a share price of $8.98. Of the total 34,780 number of shares vesting, 11,568 shares were held back from issue by the Company as settlement towards personal tax liabilities arising on the vested shares. Following this issuance, the Company had 182,088,622 Ordinary Shares outstanding.

Cost of admission

As at December 31, 2016 the total cost of admission, which includes the share issuance expenses on initial public offering, was €13.3 million and are disclosed as a deduction directly against the capital reserve.

€m
At March 31, 2015	8.0
Placement fees	5.3
At December 31, 2015 and December 31, 2016	13.3

Founder Preferred Shares Annual Dividend Amount and Warrant Redemption Amount

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

a.	once the average price per ordinary share for the Dividend Determination Period, ie. the last ten consecutive trading days of a year is at least $11.50 (which condition has been satisfied for the period ended December 31, 2015), the right to receive a Founder Preferred Shares Annual Dividend Amount (as more fully described below), payable in Ordinary Shares or cash, at the Company’s sole option; and

b.	the right to receive dividends and other distributions as may be declared from time to time by the Company’s board of directors with respect to the Ordinary Shares (such dividends to be distributed among the holders of Founder Preferred Shares, as if for such purpose the Founder Preferred Shares had been converted into Ordinary Shares immediately prior to such distribution) plus an amount equal to 20% of the dividend which would be distributable on such number of Ordinary Shares equal to the Preferred Share Dividend Equivalent (as defined below); and

3.	in addition to amounts payable pursuant to clause 2 above, the right, together with the holders of Ordinary Shares, to receive such portion of all amounts available for distribution and from time to time distributed by way of dividend or otherwise at such time as determined by the Directors; and

4.	the right to an equal share (with the holders of Ordinary Shares on a share for share basis) in the distribution of the surplus assets of Nomad on its liquidation as are attributable to the Founder Preferred Shares; and

5.	the ability to convert into Ordinary Shares on a 1-for-1 basis (mandatorily upon a Change of Control or the seventh full financial year after an acquisition).

For any subsequent Dividend Determination Period of a financial year in which the Founder Preferred Shares Annual Dividend Amount becomes payable (i.e. if the Dividend Price during such subsequent year is greater than the highest Dividend Price in any preceding year in which a dividend was paid in respect of the Founder Preferred Shares), the Founder Preferred Shares Annual Dividend Amount will be 20% of the increase in the Dividend Price over the highest prior Dividend Price in any preceding year multiplied by Preferred Share Dividend Equivalent.

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

On January 12, 2016 the Company’s Board of Directors approved a share dividend to the Founder Entities of an aggregate of 3,620,510 Ordinary Shares pursuant to the terms of the outstanding Founder Preferred Shares of the Company at a Dividend Price of $11.4824. Because the average price per Ordinary Share was at least $11.50 for the last ten consecutive trading days of 2015, the holders of the Founder Preferred Shares were entitled to receive the Founder Preferred Share Annual Dividend Amount.

No Founder Preferred Shares Annual Dividend Amount was due as at December 31, 2016 as the average price per ordinary share for the last ten consecutive trading days of the year did not reach the 2015 Dividend Price of $11.4824.

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

The remaining warrants that were issued by the Company in conjunction with its initial public offering in April 2014 were redeemed in the nine months ended December 31, 2015 and a credit of €0.4 million was recognized in the Consolidated Statement of Profit or Loss.

26)	Share-based compensation reserve

Successor

During 2015, the Company established a discretionary share award scheme, the LTIP, which enables the Company’s Compensation Committee to make grants (“Awards”) in the form of rights over ordinary shares, to any Director, Non-Executive Director or employee of the Company. However, it is the Committee’s current intention that Awards be granted only to Directors and senior management, whilst recognizing a separate annual Restricted Stock Award for Non-Executive Directors.

All Awards are to be settled by physical delivery of shares. Note 8b sets out the Non-Executive Director and Director and Senior Management Restricted share awards.

Non-Executive Director and Director and Senior Management Restricted Share Awards

The Non-Executive Directors restricted share awards, granted at a share price of $11.50 on December 7, 2015, vested on June 16, 2016 and 23,212 ordinary shares were issued in July at a share price of $8.98, resulting in a €0.3 million reduction in the share based compensation reserve.

The total charge within the Statement of Consolidated Profit or Loss for the year ended December 31, 2016 for Non-Executive Director stock compensation awards was €0.6 million and €0.1 million for the nine months ended December 31, 2015. The Director and senior management stock compensation charge reported within the Consolidated Statement of Profit or Loss for the year ended December 31, 2016 was €0.6 million (Nine months ended December 31, 2015: €nil).

Share based compensation reserve	Share based compensation reserve €m
Balance as of January 1, 2016	0.1
Non-Executive Director restricted share awards charge	0.6
Directors and Senior Management share awards charge	0.6
Vesting of Non-Executive Director restricted shares	(0.3)

Balance as of December 31, 2016	1.0

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

The Founder Preferred Shares Annual Dividend Amount is structured to provide a dividend based on the future appreciation of the market value of the ordinary shares, thus aligning the interests of the Founders with those of the investors on a long term basis. Commencing in 2015, the Founder Preferred Share Annual Dividend Amount became payable because the Company’s volume weighted average ordinary share price was above $11.50 for the last ten consecutive trading days of the 2015 financial year.

Accordingly, the conditions of the Founder Preferred Shares Annual Dividend Amount for 2015 were met. On January 12, 2016, the Company’s Board of Directors approved a share dividend (the “Founder Preferred Share Dividend”) of an aggregate of 3,620,510 ordinary shares calculated as 20% of the increase in the market price of our ordinary shares compared to the initial public offering price of $10.00 multiplied by 140,220,619 (the “Preferred Share Dividend Equivalent”). The Preferred Share Dividend Equivalent is equal to the number of ordinary shares outstanding immediately following the Iglo Acquisition, but excluding the 13.7 million ordinary shares issued to the seller of the Iglo Group. The dividend price (“Dividend Price”) used to calculate the Annual Dividend Amount was $11.4824 (calculated based upon the volume weighted average price for the last ten consecutive trading days of 2015) and the ordinary shares underlying the Founder Preferred Share Dividend were issued on January 12, 2016.

In future years, the Preferred Shares Annual Dividend amount will be determined with reference to the Dividend Determination Period of a financial year, ie the last ten consecutive trading days and calculated as 20% of the increase in the volume weighted average share price of our ordinary shares across the determination period compared to the highest price previously used in calculating the Founder Preferred Share Annual Dividend Amounts multiplied by the Annual Dividend Amount (currently $11.4824). The Founder Preferred Shares Annual Dividend Amount is paid for so long as the Founder Preferred Shares remain outstanding. The Founder Preferred Shares automatically convert on the last day of the seventh full financial year following completion of the acquisition of the Iglo Group or upon a change of control, unless in the case of a change of control, the independent Directors determine otherwise. The conditions of the Founder Preferred Shares Annual Dividend Amount for 2016 were not met and consequently no Founder Preferred Share Dividend was approved for issue.

The amounts used for the purposes of calculating the Founder Preferred Shares Annual Dividend Amount and the relevant numbers of ordinary shares are subject to such adjustments for share splits, share dividends and certain other recapitalization events as the Directors in their absolute discretion determine to be fair and reasonable in the event of a consolidation or sub-division of the ordinary shares in issue, as determined in accordance with Nomad Foods’ Memorandum and Articles of Association.

Founder Preferred Shares Dividend Reserve €m
Balance as of January 1, 2016	531.5
Settlement of dividend through share issue	(38.1)

Balance as of December 31, 2016	493.4

Prior to June 1, 2015 the Founder Preferred Shares Annual Dividend Amounts were valued and recognized as a liability under IFRS 2. The fair value of the liability at each balance sheet date was valued using a Monte Carlo simulation and any difference in fair value was recorded as an expense through the Consolidated Statement of Profit or Loss. An expense of €349.0 million was recognized for the nine months ended December 31, 2015 (€165.8 million for the year ended March 31, 2015).

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

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations, as well as from the translation of liabilities that hedge the Company’s net investment in a foreign subsidiary.

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

	Successor Year ended Dec 31, 2016	Successor 9 months ended Dec 31, 2015	Successor Year ended March 31, 2015	Predecessor 5 months ended Dec 31, 2015	Predecessor Year ended Dec 31, 2014
	€m	€m	€m	€m	€m
Gains arising in the revaluation of hedge instruments	14.2	1.6	—	—	15.9
Less: Losses reclassified to cost of sales in the Consolidated Statement of Profit or Loss	(4.1)	—	—	—	(2.7)

Total	10.1	1.6	—	—	13.2

30)	Earnings/(loss) per share

Basic earnings/(loss) per share

	Successor Year ended Dec 31, 2016	Successor 9 months ended Dec 31, 2015	Successor Year ended Mar 31, 2015	Predecessor 5 months ended May 31, 2015	Predecessor Year ended Dec 31, 2014
Net profit/(loss) attributable to shareholders (€m)	36.4	(337.3)	(167.5)	(128.0)	(109.1)
Weighted average Ordinary Shares and Founder Preferred Shares	183,518,743	145,590,810	50,025,000	n/p	n/p
Basic earnings/(loss) per share (€’s)	0.20	(2.32)	(3.35)	n/p	n/p

n/p not presented

For the year ended December 31, 2016, basic earnings per share is calculated by dividing the profit attributable to the shareholders of the Company of €36.4 million (nine months ended December 31, 2015: €337.3 million loss, year ended March 31, 2015: €167.5 million loss) by the weighted average number of ordinary shares of 182,018,743 (December 31, 2015: 145,590,810, March 31, 2015: 50,025,000) and Founder Preferred Shares of 1,500,000 (December 31, 2015: 1,500,000, March 31, 2015: 1,500,000).

Diluted earnings per share

	Successor Year ended Dec 31, 2016	Successor 9 months ended Dec 31, 2015	Successor Year ended Mar 31, 2015	Predecessor 5 months ended May 31, 2015	Predecessor Year ended Dec 31, 2014
Net profit/(loss) attributable to shareholders (€m)	36.4	(337.3)	(167.5)	(128.0)	(109.1)
Weighted average Ordinary Shares and Founder Preferred Shares	183,528,621	145,590,810	50,025,000	n/p	n/p
Diluted earnings/(loss) per share (€’s)	0.20	(2.32)	(3.35)	n/p	n/p

n/p not presented

For the year ended December 31, 2016, the number of shares in the diluted earnings per share calculation has been adjusted by 51,731 shares for the dilutive impact of the 2016 Non-Executive Restricted Stock Awards that the Company are obligated to issue in 2017. Refer to Note 26 for further details. There is no adjustment to the profit/(loss) attributable to shareholders. For comparative periods, diluted earnings per share equals basic earnings per share as the exercise of the Initial Options and Warrants would not be dilutive, given the losses arising. The Ordinary shares that could be issues to settle the Founder Preferred Shares Annual Dividend Amount are potentially dilutive, but as set out in note 27, no Founder Preferred Shares Annual Dividend is due for the year ended December 31, 2016.

31)	Warrant Redemption Liability

As a contingent obligation to redeem for cash, a separate liability of €0.5m (€0.01 per Warrant) was recognized at March 31, 2015. As at December 31, 2015 all warrants had either been exercised or cancelled.

32)	Cash flows from operating activities

	Note	Successor Year ended Dec 31 2016 €m	Successor 9 months ended Dec 31 2015 €m	Successor Year ended Mar 31 2015 €m	Predecessor 5 months ended May 31 2015 €m	Predecessor Year ended Dec 31 2014 €m
Cash flows from operating activities
Profit/(loss) for the period		36.4	(337.3)	(167.5)	(128.0)	(109.1)
Adjustments for:
Exceptional items	7	134.5	58.1	0.7	84.3	52.9
Non-cash charge related to Founder Preferred Shares Annual Dividend Amount		—	349.0	165.8	—	—
Non-cash credit/(charge) related to Warrant Redemption Liability		—	(0.4)	0.4	—	—
Non-cash fair value purchase price adjustment of inventory		—	37.0	—	—	—
Non-cash cash flow hedge reserve acquisition accounting adjustment		—	4.9	—	—	—
Non-cash Chairman and Independent Non-Executive Director fees		—	—	0.2	—	—
Unrealized gain on portfolio investments		—	—	(0.1)	—	—
Share based payments expense		1.2	—	—	—	—
Depreciation charge	12	43.3	20.3	—	11.3	24.8
Amortization	13	7.8	1.5	—	1.2	5.6
Loss on disposal of property, plant and equipment		0.7	—	—	—	0.2
Finance costs	10	86.3	44.2	—	117.7	297.0
Finance income	10	(24.2)	(8.7)	—	(2.0)	(6.8)
Taxation	11	39.6	(12.3)	—	40.9	41.8

Operating cash flow before changes in working capital, provisions and exceptional items		325.6	156.3	(0.5)	125.4	306.4

(Increase)/decrease in inventories		(18.1)	(15.9)	—	28.3	1.9
(Increase)/decrease in trade and other receivables		(8.8)	64.3	—	(8.5)	10.7
Increase/(decrease) in trade and other payables		60.8	(44.0)	0.7	(41.0)	(13.0)
Decrease in employee benefit and other provisions		(3.3)	(1.5)	—	(2.0)	(4.3)
Cash generated from operations before tax and exceptional items		356.2	159.2	0.2	102.2	301.7

33)	Financial risk management

a)	Overall risk management policy

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

Mitigation & Impact on Statement of Financial Position / Equity / Income Statement

80% of the Company’s Pound Sterling loans are designated as hedges against the Company’s investment in its subsidiaries in the UK (2015: 100%). As at December 31, 2016, this represented 99% of the net assets held in GBP (2015: 100%).

The impact of the net investment hedge is taken directly to equity via the foreign currency translation reserve. The amount taken to this reserve which arose on the retranslation of the Sterling loans was a gain of €35.4 million (2015: €6.8 million gain, 2014: €39.5 million gain). There was no material ineffectiveness in the net investment hedge in either 2016 or 2015.

The fair value of the Pound Sterling denominated loans at December 31, 2016 is €277.8 million (2015: €318.9 million) (at closing financial year end rates).

Sensitivity analysis	During 2016, the Euro strengthened by 13.8% (2015: 6.1% fall) against the Pound Sterling.
For each 1% that the Euro strengthens or weakens, assuming all other variables remain constant, the impact on the Pound Sterling loans would be a credit or debit to the Company’s equity of €2.7 million (2015: €5.6 million).
In addition, the impact on the related interest charge would be to decrease or increase the charge by €0.1 million, €0.2 million and €0.3 million for each 1% change in the exchange rate in 2016 and 2015 and 2014 respectively.

Currency risk	Foreign currency risk on purchases
Description	The Company is exposed to foreign exchange risk where a business unit makes purchases in a currency other than the Euro.
For the Company, the most significant of these exposures is the purchase of fish inventories in U.S. Dollars, the purchase of goods and services in Euros by the UK and the Nordics.

Mitigation & Impact on Statement of Financial Position / Equity / Income Statement

The Company’s policy is to reduce this risk by using foreign exchange forward contracts which are designated as cash flow hedges.

These contracts all have a maturity of less than one year.

The fair value of the U.S. Dollars forward contracts with reference to non-USD functional currencies as at December 31, 2016 is an asset of €11.0 million (2015: €2.6 million asset). All forecast transactions are still expected to occur.

As at December 31, 2016, 98% (2015: 69%, 2014: 77%) of forecast future U.S. Dollar payments for the next twelve months were hedged through the use of forward contracts and existing cash. A proportion of the forward contracts have been designated as cash flow hedges.

The fair value of the Euro forward contracts with reference to non-Euro functional currencies as at December 31, 2016 is €1.1 million (2015: €0.2 million).

As at December 31, 2016, 86.9% (2015: 58%, 2014: 63%) of forecast future net euro payments for the next twelve months were hedged through the use of forward contracts and existing cash. A proportion of the forward contracts have been designated as cash flow hedges.

Sensitivity analysis	During 2016, the Euro strengthened by 13.8% against Sterling, and weakened by 3.4% against the U.S.Dollar and strengthened by 4.2% against the Swedish Krona.
On an annualized 2016 basis, for each 1% that the Euro strengthens or weakens against Sterling, assuming all other variables remain constant, the impact relating to these purchases would be to increase or decrease the Company’s profit or loss before tax by approximately €0.6 million (2015: €0.5 million, 2014: €0.7 million), excluding the impact of any forward contracts.
On an annualized 2016 basis, for each 1% that the Euro strengthens or weakens against the U.S.Dollar, assuming all other variables remain constant, the impact would be to increase or decrease the Company’s profit or loss before tax by approximately €2.2 million (2015: €2.2 million, 2014 €1.8 million), excluding the impact of any forward contracts.
On an annualized 2016 basis, for each 1% that the Euro strengthens or weakens against Swedish Krona, assuming all other variables remain constant, the impact relating to these purchases would be to increase or decrease the Company’s profit or loss before tax by approximately €0.4 million (2015: €0.5 million, 2014: €0.2 million), excluding the impact of any forward contracts.

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
Interest rate caps hedged 157% (2015: 125%) of the Company’s Sterling debt during 2016 and 66% (2015: 74%) of the Company’s Euro debt during 2016.

During 2016 the company’s interest rate caps had an intrinsic value of nil and therefore hedge accounting was not applied.
During 2016 €nil (2015: €nil, 2014: €nil) was taken to equity relating to the change in fair value of these instruments and €nil (2015: €nil, 2014: €nil) was recycled to the Statement of Profit and Loss.

Sensitivity analysis	In 2016, LIBOR rates decreased by 0.25 percentage points (2015: no significant change) and EURIBOR rates decreased by 0.15 percentage points (2015: decreased by 0.4 percentage points). Negative interest rates are treated as 0% for the purpose of the interest applied on the senior loans, however for the Bond the coupon is reduced if interest rates are negative.
If interest rates were greater than 1%, it is estimated that on an annualized 2016 basis, an increase or decrease of one percentage point in the interest rate charge on borrowings would correspondingly decrease or increase the Company’s profit/(loss) before tax by approximately €14.8 million (2015: €14.5 million, 2014: €16.3 million).

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
The credit quality of customers is assessed taking into account their financial position, past experience and other factors. Credit limits are set for customers and regularly monitored. The Company aims to ensure that the maximum exposure to one financial institution does not exceed €150.0 million and that the long term credit rating does not fall below High Single A.

d)	Liquidity risk

Description	The Company is exposed to the risk that it is unable to meet its commitments as they fall due. The Company has financial conditions imposed by its lenders which it must achieve in order to maintain its current level of borrowings. A single net debt covenant is carried out quarterly and at the end of each financial year. There have been no breaches of the covenants throughout the year.

Mitigation	The Company ensures that it has sufficient cash and available funding through regular cash flow and covenant forecasting. In addition, the Company has access to a revolving credit facility of €80 million, expiring in December 2019. This is available to finance working capital requirements and for general corporate purposes. Currently €13.2 million is utilized for letters of credit, overdrafts, customer bonds and bank guarantees.

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

Maturity analysis

The tables below show a maturity analysis of contractual undiscounted cash flows, showing items at the earliest date on which the Company could be required to pay the liability:

2016	2017 €m	2018 €m	2019 €m	2020 €m	Total €m
Borrowings-principal	—	—	—	1,464.2	1,464.2
Borrowings-interest	59.7	60.0	60.9	29.9	210.5
Forward contracts	367.8	—	—	—	367.8
Trade payables	345.0	—	—	—	345.0
Other payables	127.7	0.4	0.4	0.2	128.7

Total	900.2	60.4	61.3	1,494.3	2,516.2

2015	2016 €m	2017 €m	2018 €m	2019 €m	2020 €m	Total €m
Borrowings-principal	—	—	—	—	1,508.4	1,508.4
Borrowings-interest	63.8	65.2	66.4	67.8	33.8	297.0
Forward contracts	224.7	—	—	—	—	224.7
Trade payables	252.6	—	—	—	—	252.6
Other payables	169.7	0.4	0.4	0.4	0.4	171.3

Total	710.8	65.6	66.8	68.2	1,542.6	2,454.0

The Company does not have any contractual undiscounted cash flows beyond 2020, which is the period of maturity of our syndicated and other loans.

34)	Financial instruments

a)	Categories of financial instruments

The following table shows the carrying amount of each Statement of Financial Position class split into the relevant category of financial instrument as defined in IAS 39 “Financial Instruments: Recognition & Measurement”.

2016	Loans and receivables €m	Derivatives at fair value through profit or loss €m	Derivatives used for hedging (see (c)) €m	Financial liabilities at amortized cost €m	Total €m
Assets
Trade receivables	92.3	—	—	—	92.3
Derivative financial instruments	—	—	13.1	—	13.1
Cash and cash equivalents	329.5	—	—	—	329.5
Liabilities
Trade payables	—	—	—	(345.0)	(345.0)
Derivative financial instruments	—	—	(1.4)	—	(1.4)
Loans and borrowings (note 1)	—	—	—	(1,464.2)	(1,464.2)

Total	421.8	—	11.7	(1,809.2)	(1,375.7)

Note 1: Loans and borrowings excludes €12.4 million of deferred borrowing costs which are included within €1,451.8 million of total non-current loans and borrowings in Note 21.

2015	Loans and receivables €m	Derivatives at fair value through profit or loss €m	Derivatives used for hedging (see (c)) €m	Financial liabilities at amortized cost €m	Total €m
Assets
Trade receivables	70.1	—	—	—	70.1
Derivative financial instruments	—	2.6	2.1	—	4.7
Cash and cash equivalents	618.7	—	—	—	618.7
Liabilities
Bank overdraft	—	—	—	(432.6)	(432.6)
Trade payables	—	—	—	(252.6)	(252.6)
Derivative financial instruments	—	(0.8)	(0.6)	—	(1.4)
Loans and borrowings (note 2)	—	—	—	(1,508.4)	(1,508.4)

Total (Note 3)	688.8	1.8	1.5	(2,193.6)	(1,501.5)

Note 2: Loans and borrowings excludes €17.3 million of deferred borrowing costs which are included within €1,491.1 million of total non-current loans and borrowings in Note 21.

Note 3: The 2015 table has been amended to reflect the derivative balance split between derivatives that were used for hedging and derivatives held at fair value through the Consolidated Statement of Profit or Loss. Derivatives used for hedging reflects only derivatives for which hedge accounting is applied.

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

Gains in the year from foreign exchange forward contracts designated as fair value through the Consolidated Statements of Profit or Loss amounted to €1.0 million (2015: €9.1 million, 2014: €nil).

Losses incurred in the year from foreign exchange swap contracts used for liquidity purposes designated as fair value through the Consolidated Statements of Profit or Loss amounted to €4.3 million (2015 and 2014: €nil).

(ii)	Trade and other payables/receivables

The notional amount of trade and other payables/receivables are deemed to be carried at fair value, short term and settled in cash.

(iii)	Cash and cash equivalents/overdrafts

The carrying value of cash is deemed to equal fair value.

(iv)	Interest bearing loans and liabilities

The fair value of secured notes is determined by reference to price quotations in the active market in which they are traded. They are classified as level 1 instruments. The fair value of the senior loans is calculated by discounting the expected future cash flows at the year end’s prevailing interest rates. They are classified as level 2 instruments.

	Fair value		Carrying value
	Dec 31 2016 €m	Dec 31 2015 €m	Dec 31 2016 €m	Dec 31 2015 €m
Senior loans	970.3	1,004.4	964.2	1,008.4
2020 floating rate senior secured notes	505.2	501.9	500.0	500.0

	1,475.5	1,506.3	1,464.2	1,508.4

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

The following table presents the Company’s fair value measurement of the Founder Preferred Shares Annual Dividend Amount using significant unobservable inputs (Level 3):

Founder Preferred Shares Annual Dividend Amount €m
Opening balance at April 1, 2014	—
Change recognized in the Consolidated Statement of Profit or Loss	165.8
Foreign exchange impact	5.5

Closing balance at March 31, 2015	171.3

Change recognized in the Consolidated Statement of Profit or Loss	349.0
Foreign exchange impact	11.2
Classified within equity (see Note 27)	(531.5)

Closing balance at December 31, 2015 and December 31, 2016	—

c)	Derivatives

The notional principal amounts of the outstanding forward foreign exchange contracts at December 31, 2016 were €367.8 million (December 31, 2015: €224.7 million, December 31, 2014: €173.1 million). The following table presents the fair value of derivatives as at December 31, 2016. 68.9% (December 31, 2015: 70.1%) of the notional principal amount relates to USD forward foreign exchange contracts and 22.0% (December 31, 2015: 20.4%) of the notional principal amounts relates to EUR forward foreign exchange contracts for the UK and Nordic subsidiaries.

	As at Dec 31 2016 €m	As at Dec 31 2015 €m
Interest rate caps	—
Forward foreign exchange contracts	13.1	4.7

Total assets	13.1	4.7

Forward foreign exchange contracts	(1.4)	(1.4)

Total liabilities	(1.4)	(1.4)

Total	11.7	3.3

Offsetting of derivatives

Derivative contracts are held under International Swaps and Derivatives Association (ISDA) agreements with financial institutions. An ISDA is an enforceable master netting agreement that permits the Company to settle net in the event of default.

The following table sets out the carrying amounts of recognized financial instruments that are subject to the above agreements.

As at Dec 31 2016	Gross amount of financial instruments as presented upon balance sheet €m	Related financial instruments that are offset €m	Net amount €m
Derivatives - assets	13.1	(1.4)	11.7
Derivatives - liabilities	(1.4)	1.4	—

As at Dec 31 2015	Gross amount of financial instruments as presented upon balance sheet €m	Related financial instruments that are offset €m	Net amount €m
Derivatives - assets	4.7	(1.4)	3.3
Derivatives - liabilities	(1.4)	1.4	—

35)	Operating leases

The Company leases certain buildings, plant and equipment under operating leases. The agreements do not share common characteristics across the Company.

Non-cancellable operating lease rentals relate to total future aggregate minimum lease payments and are payable as follows:

	As at Dec 31 2016 €m	As at Dec 31 2015 €m
Less than one year	18.3	12.8
Between one and three years	29.6	19.6
Between three and five years	22.0	11.7
More than five years	109.7	94.0

Total	179.6	138.1

Non-cancellable operating leases relate to equipment, motor vehicles and land and buildings and may be subject to contractual annual increases linked to inflation indices. The payments shown above exclude the impact of these contractual increases which cannot be reliably estimated.

Findus Sverige AB has a long lease for a factory and cold-store that expires in 2040. This accounts for €122.0 million of the lease payments. As explained in note 24, this lease has been identified as being onerous and so a provision of €76.8 million has been recognized in respect of the onerous part of the lease.

36)	Capital commitments

Capital expenditure contracted for at the end of the reporting period but not yet incurred is as follows:

	As at Dec 31 2016 €m	As at Dec 31 2015 €m
Property, plant and equipment	8.1	4.9
Intangible assets	5.4	—

Total	13.5	4.9

37)	Contingent liabilities

The Iglo Group is currently in discussions with the tax authorities in one of its markets regarding the treatment of the acquisition of the Iglo Group in 2006 by the previous owners. The Company has an indemnity in respect of this tax issue. A related tax indemnification asset of €nil has been recognized as at December 31, 2016 (December 31, 2015: €nil, March 31, 2015: €nil).

38)	Related parties

Successor

Promissory Notes

In conjunction with the formation of the Company, in consideration for each of the Founder Entities advancing us $100,000, we issued an unsecured promissory note for a principal amount of $100,000 to each of the Founder Entities. The loans did not bear interest and were re-paid in full on May 14, 2014.

Founder Preferred Shares

Each of the Founder Entities holds 750,000 shares of Founder Preferred Shares issued at $10.00 per share. The Founder Preferred Shares were intended to incentivize the Founders to achieve Nomad’s objectives. In addition to providing long term capital, the Founder Preferred Shares are structured to provide a dividend based on the future appreciation of the market value of the ordinary shares thus aligning the interests of the Founders with those of the holders of ordinary shares on a long term basis. The Founder Preferred Shares are also intended to encourage the Founders to grow Nomad following the Iglo Acquisition and to maximize value for holders of ordinary shares. On January 12, 2016, the Company approved a 2015 Founder Preferred Share Dividend with respect to 2015 in an aggregate of 3,620,510 ordinary shares payable to the Founder Entities. For the year ended December 31, 2016, no Founder Preferred Shares Annual Dividend Amount was payable pursuant to the terms of the Founder Preferred Shares,

Advisory Services Agreements

On June 15, 2015, the Company entered into an Advisory Services Agreement with Mariposa Capital, LLC, an affiliate of Mr. Franklin, and TOMS Capital LLC, an affiliate of Mr. Gottesman. Pursuant to the terms of the Advisory Services Agreement, Mariposa Capital, LLC and TOMS Capital LLC provide high-level strategic advice and guidance to the Company. Under the terms of the Advisory Services Agreement, Mariposa Capital, LLC and TOMS Capital LLC are entitled to receive an aggregate annual fee equal to $2.0 million, payable in quarterly installments. This agreement will expire on June 1, 2017 and will be automatically renewed for successive one-year terms unless any party notifies the other parties in writing of its intention not to renew the agreement no later than 90 days prior to the expiration of the term. The agreement may only be terminated by the Company upon a vote of a majority of its directors. In the event that the agreement is terminated by the Company, the effective date of the termination will be six months following the expiration of the initial term or a renewal term, as the case may be.

Expenses of $169,126 and $260,979 for certain travel costs of Mariposa Capital, LLC and TOMS Capital LLC respectively in the year ending December 31, 2016 were reimbursed (nine months to December 31, 2015: $495,724 and $554,954 respectively).

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

Directors and Key Management

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

Nation of 6 Limited, a company which is beneficially owned by Mr. Leoni Sceti (a former non-executive director and predecessor executive officer) and his family, holds an indirect interest of 205,812 ordinary shares in Nomad Foods Limited. Alun Cathcart (a prior non-executive director) holds 47,500 ordinary shares in Nomad Foods Limited which includes 37,500 ordinary shares granted pursuant to a five-year option that expires on June 2, 2020 at a purchase price of $11.50 per share. Lord Myners of Truro CBE, a non-executive director, holds 72,028 ordinary shares in Nomad Foods Limited which includes 50,000 ordinary shares granted pursuant to a five-year option that expires on June 2, 2020 at a purchase price of $11.50 per share.

As described in Note 8(b), certain of the Non-Executive Directors are eligible to an annual restricted stock grant issued under the LTIP which will vest on the earlier to occur of the date of the Company’s annual meeting of shareholders or thirteen months from the date of grant.

The Non-Executive Directors restricted share awards, granted at a share price of $11.50 on December 7, 2015, vested on June 16, 2016 and were issued in July at a share price of $8.98. Of the total 34,780 number of shares vesting, 11,568 shares were held back from issue by the Company as settlement towards personal tax liabilities arising on the vested shares. The total charge for restricted share awards granted in 2015 within the Statement of Consolidated Profit or Loss for the year ended December 31, 2016 for these stock compensation award was €0.3 million (nine months to December 31, 2015: €0.1 million).

The Non-Executive Directors restricted share awards granted on June 16, 2016, which consisted of 55,680 shares at a share price of $8.98, have not yet vested. The total charge for restricted share awards granted in 2016 within the Statement of Consolidated Profit or Loss for the year ended December 31, 2016 for these stock compensation award was €0.3 million (nine months to December 31, 2015: €nil).

As part of its long term incentive initiatives, the company has issued 5,212,000 restricted shares to the management team (the “Management Share Awards”). The Directors and Executive Officers have all been awarded shares. The associated performance metrics and valuation method is detailed in Note 8(b).

The stock compensation charge reported within the Consolidated Statement of Profit or Loss for the year ended December 31, 2016 relating to the Directors and executive Officers is €0.4 million (nine months to December 31, 2015: €nil).

Predecessor

Permira Funds

The Predecessor Iglo Group was backed by a private equity fund managed by Permira Advisers LLC. A Shareholder Agreement was entered into on November 3, 2006 whereby Iglo Foods Holdings Limited or one of its subsidiaries was obliged to pay an annual monitoring fee of €1 million. For the year ended December 31, 2014 the entity designated to receive the annual monitoring fee was Permira Advisers LLP.

Directors and Key Management

All significant management decision making authority was vested solely with individuals whom were also Directors of Iglo. Therefore key management was deemed to be only the Directors of Iglo. Their remuneration has been disclosed in Note 9.

39)	Significant events after the Statement of Financial Position date

None

Item 19.	Exhibits

The following exhibits are filed as part of this annual report:

EXHIBIT INDEX

		Incorporation by Reference
Exhibit No.	Exhibit Description	Form	Exhibit No.	Period Covered or Date of Filing	Included in this Annual Report

1.1	Amended and Restated Memorandum and Articles of Association	6-K (001-37669)	99.1	1/14/16

2.1	Registration Rights Agreement dated as of June 1, 2015 among Nomad Holdings Limited, Birds Eye Iglo Limited Partnership Inc, Mariposa Acquisition II, LLC, TOMS Acquisition I LLC, TOMS Capital Investments LLC and funds managed by Pershing Square.	F-1 (333-208181)	4.1	11/24/15

2.2	Indenture dated as of July 17, 2014 among Deutsche Trustee Company Limited, Deutsche Bank AG, London Branch, Deutsch Bank Luxembourg S.A., and Credit Suisse AG, London Branch and certain Iglo entities named therein.	F-1 (333-208181)	4.2	11/24/15

4.1	Share Purchase Agreement, dated as of April 20, 2015, between Nomad Holdings Limited and Birds Eye Iglo Limited Partnership Inc.	F-1 (333-208181)	2.1	11/24/15

4.2	Share Sale and Purchase Agreement, dated as of October 29, 2015, among Liongem Sweden 1 AB, Iglo Foods Group Limited and Nomad Foods Limited	F-1 (333-208181)	2.2	11/24/15

4.3	Amendment and Restatement Agreement, dated October 23, 2015, Relating to a Senior Facilities Agreement dated as of July 3, 2014, as amended and restated pursuant to an Amendment and Restatement Agreement dated May 6, 2015, among Iglo Foods Midco Limited, Credit Suisse AG, London Branch, Barclays Bank PLC and UBS Limited.	F-1 (333-208181)	10.1	11/24/15

4.4	Nomad Foods Limited Long-Term 2015 Incentive Plan	F-1 (333-208181)	10.2	11/24/15

4.5	Services Agreement between the Company and Stéfan Descheemaeker	F-1 (333-208181)	10.3	11/24/15

4.6	Contract of Employment, dated as of September 4, 2015, between the Company and Paul Kenyon	F-1 (333-208181)	10.4	11/24/15

4.7	Advisory Services Agreement, dated as of June 15, 2015, among Nomad Foods Limited, Mariposa Capital, LLC and TOMS Capital LLC	F-1 (333-208181)	10.5	11/24/15

Incorporation by Reference
Exhibit No.	Exhibit Description	Form	Exhibit No.	Period Covered or Date of Filing	Included in this Annual Report

4.8	Contract of Employment, dated as of January 5, 2007, between Tania Howarth and the Company, and related Letter Agreement	20-F (001-37669)	4.9	04/01/2016

8.1	List of Significant Subsidiaries				X

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer				X

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer				X

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X

15.1	Consent of PricewaterhouseCoopers LLP				X

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Date:     March 30, 2017

NOMAD FOODS LIMITED

By: /s/ Paul Kenyon

Name: Paul Kenyon
Title: Chief Financial Officer