Form 20-F
period 2017-12-31
Nomad Foods Ltd
filed 2018-03-22
CIK 1651717

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2017

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 001-37669
Nomad Foods Limited
(Exact Name of Registrant as Specified in Its Charter)
British Virgin Islands
(Jurisdiction of Incorporation or Organization)
No. 1 New Square
Bedfont Lakes Business Park
Feltham, Middlesex TW14 8HA
(Address of Principal Executive Offices)
Jason Ashton
No. 1 New Square
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 165,291,546 Ordinary Shares and 1,500,000 Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒  Yes     ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, accelerated filer, and emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer        ☒            Accelerated filer      ☐               Non-accelerated filer     ☐    Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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
Historical Financial Information
This annual report includes our consolidated financial statements at and as of the year ended December 31, 2017 (the “Fiscal 2017 Period”), at and as of the year ended December 31, 2016 (the “Fiscal 2016 Period”), as of the nine months ended December 31, 2015 (the “Fiscal 2015 Transition Period”), as of the twelve months ended March 31, 2015 (the “Fiscal 2015 Period”) and for the Predecessor, as of the five months ended May 31, 2015 (the “Fiscal 2015 Predecessor Stub Period”).
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
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements in this annual report constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. Forward-looking statements included in this annual report include statements regarding:

•	our beliefs and intentions regarding our strategic initiatives and their impact on the growth and profitability of our business;

•	our intent to profitably grow our business through our strategic initiatives;

•	our intent to seek additional acquisition opportunities in food products and our expectation regarding competition for acquisitions;

•	our expectations concerning the timing for completion of the Green Isle Foods Ltd. acquisition and source of funding for the acquisition;

•	our expectations concerning the impact of such acquisition;

•	our expectations concerning our ability to fund our liquidity requirements and to raise cash through equity and debt offerings;

•	our expectations concerning our capital expenditures in 2018;

•	our beliefs regarding our competitive strengths and ability to successfully compete in the markets in which we participate;

•	our expectations concerning consumer demand for our products, our future growth opportunities, market share and sales channels, including online channels;

•	our beliefs and intentions regarding the impact of key industry trends on our business, our actions in response to such trends and the resulting impact on our profitability and competitive position;

•	our future operating and financial performance;

•	our intent to settle any Founder Preferred Shares Annual Dividend Amount (as defined herein) with equity;

•	our belief that we have sufficient spare capacity to accommodate future growth in our main product categories and to accommodate the seasonal nature of some of our products;

•	our intent to rely on some of the available foreign private issuer exemptions to the New York Stock Exchange (the “NYSE”) corporate governance rules; and

•	the accuracy of our estimates and key judgments regarding certain tax matters and accounting valuations.

The forward-looking statements contained in this annual report are based on assumptions that we have made in light of our management’s experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. As you read and consider this annual report, you should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors include but are not limited to:

•	our ability to successfully implement our strategic initiatives;

•	if the transaction closes, the anticipated benefits from the Green Isle Foods Ltd. acquisition may take longer to realize and may cost more to achieve than expected;

•	the loss of any of our executive officers or members of our senior management team or other key employees;

•	the loss of any of our major customers or a decrease in demand for our products;

•	our ability to effectively compete in our markets;

•	changes in consumer preferences and our failure to anticipate and respond to such changes or to successfully develop and renovate products;

•	our ability to successfully interpret and respond to key industry trends and to realize the expected benefits of our responsive actions;

•	our ability to protect our brand names and trademarks;

•	economic conditions that may affect our future performance including exchange rate fluctuations;

•	fluctuations in the availability of food ingredients and packaging materials that we use in our products;

•	disruptions in our information technology systems, supply network, manufacturing and distribution facilities or our workforce or the workforce of our suppliers;

•
our ability to continue to comply with covenants and the terms of our credit instruments and our ability to obtain additional financing, as needed, to fund our liquidity requirements and capital expenditures;

•	availability of debt and equity financing under favorable terms;

•	increases in operating costs, including labor costs, and our ability to manage our cost structure;

•	the incurrence of liabilities not covered by our insurance;

•	the loss of our foreign private issuer status;

•	the effects of reputational damage from unsafe or poor quality food products, particularly if such issues involve products we manufactured or distributed;

•	our failure to comply with, and liabilities related to, environmental, health and safety laws and regulations;

•	the potential adverse impact of Brexit on currency exchange rates, global economic conditions and cross-border agreements that affect our business; and

•	changes in applicable laws or regulations.
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

PART I

Item 1:	Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management
Not applicable.

B.	Advisers
Not applicable.

C.	Auditors
Not applicable.

Item 2:	Offer Statistics and Expected Timetable

A.	Offer Statistics
Not applicable.

B.	Method and Expected Timetable
Not applicable.

Item 3:	Key Information

A.	Selected Financial Data
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
In June 2015, the Board of Directors approved a change in Nomad’s fiscal year end from March 31 to December 31 in order to align Nomad’s fiscal year with the Iglo Group’s historical reporting calendar. As a result of this change, the consolidated statements include presentation of the Successor twelve month periods to December 31, 2017 and 2016 and the nine month period from April 1, 2015 to December 31, 2015.
The statement of income data for the Fiscal Period 2017, Fiscal Period 2016, Fiscal 2015 Transition Period, Fiscal 2015 Period, and Fiscal 2015 Predecessor Stub Period and the balance sheet data as of December 31, 2017 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Balance sheet information for Nomad for December 31, 2015 and financial information for Iglo for the years ended December 31, 2014 and 2013 have been derived from audited financial statements not included elsewhere in this annual report.
Neither the Successor nor the Predecessor declared or paid cash dividends in the periods presented. All results are continuing.

	Successor	Successor	Successor	Successor	Predecessor	Predecessor	Predecessor
	Year ended Dec 31 2017	Year ended Dec 31 2016	9 months ended Dec 31 2015	Year ended Mar 31 2015	5 months ended May 31 2015	Year ended Dec 31 2014	Year ended Dec 31 2013
	€m	€m	€m	€m	€m	€m	€m
Statement of Income data:
Revenue	1,956.6	1,927.7	894.2	—	640.3	1,500.9	1,505.8
Cost of sales	(1,357.2)	(1,356.7)	(663.0)	—	(417.9)	(970.9)	(1,001.8)
Gross profit	599.4	571.0	231.2	—	222.4	530.0	504.0
Other operating expenses	(319.3)	(298.4)	(138.6)	(0.7)	(109.5)	(254.2)	(231.8)
Exceptional items	(37.2)	(134.5)	(58.1)	(0.7)	(84.3)	(52.9)	(83.8)
Charge related to Founder Preferred Shares Annual Dividend Amount	—	—	(349.0)	(165.8)	—	—	—
Credit/(Charge) related to Warrant Redemption Liability	—	—	0.4	(0.4)	—	—	—
Operating profit/(loss)	242.9	138.1	(314.1)	(167.6)	28.6	222.9	188.4
Net finance (costs)/income	(74.4)	(62.1)	(35.5)	0.1	(115.7)	(290.2)	(227.6)
Profit/(loss) before tax	168.5	76.0	(349.6)	(167.5)	(87.1)	(67.3)	(39.2)
Taxation	(32.0)	(39.6)	12.3	—	(40.9)	(41.8)	(2.0)
Profit/(loss) for the period attributable to Parent Company	136.5	36.4	(337.3)	(167.5)	(128.0)	(109.1)	(41.2)
Basic weighted number of shares	176,080,272	183,518,743	145,590,810	50,025,000	n.p.	n.p.	n.p.
Diluted weighted number of shares	184,786,162	183,528,621	145,590,810	50,025,000	n.p.	n.p.	n.p.
Basic earnings/(loss) per share	0.78	0.20	(2.32)	(3.35)	n.p.	n.p.	n.p.
Diluted earnings/(loss) per share	0.74	0.20	(2.32)	(3.35)	n.p.	n.p.	n.p.
Balance Sheet data:
Total assets	4,601.7	4,709.5	4,929.7	447.4	n.p.	3,543.4	3,461.2
Total equity	1,852.6	1,902.5	1,888.1	274.9	n.p.	(657.5)	(550.4)
Share capital	—	—	—	—	n.p.	0.1	0.1
n.p. not presented
Currency and Exchange Rates. Our reporting currency is the Euro. The following table sets forth, for the periods and dates indicated, the period end average, high and low exchange rates in U.S. Dollars per €1.00.

Average
Year ended December 31, 2017	$1.1393
Year ended December 31, 2016	$1.1036
Year ended December 31, 2015	$1.1032
Year ended December 31, 2014	$1.3207
Year ended December 31, 2013	$1.3300

	High $	Low $
March 2018 (as of March 20, 2018)	$1.2446	$1.2155
February 2018	$1.2555	$1.2188
January 2018	$1.2537	$1.1916
December 2017	$1.2026	$1.1718
November 2017	$1.1961	$1.1554
October 2017	$1.1880	$1.1575
September 2017	$1.2092	$1.1717
Our inclusion of these exchange rates and other exchange rates specified elsewhere in this annual report should not be construed as representations that the Euro amounts actually represent such U.S. Dollar amounts or could have been or could be converted into U.S. Dollars at any particular rate, if at all. The Euro foreign exchange reference rate used in this annual report is the Bloomberg Generic Composite Rate. On March 21, 2018, this rate was $1.2242 per €1.00. These exchange rates may differ from the exchange rate in effect on and as of the date of this annual report.

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

In addition, we cannot predict the pricing or promotional actions of our competitors or their effect on consumer perceptions or the success of our own advertising and promotional efforts. Our competitors develop and launch products targeted to compete directly with our products. Our retail customers, most of which promote their own private label products, control the shelf space allocations within their stores. As a result, they may allocate more shelf space to private label products or to our branded competitors’ products in accordance with their respective promotional strategies. Decreases in shelf space allocated to our products, increases in competitor promotional activity, aggressive marketing strategies by competitors or other factors may require us to reduce our prices or invest greater amounts in advertising and promotion of our products to ensure our products remain competitive.
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
Sales of our products are subject to changing consumer preferences and trends; if we do not correctly anticipate such changes, our sales and profitability may decline.
There are a number of trends in consumer preferences which have an impact on us and the frozen food industry as a whole. These include, among others, preferences for speed, convenience and ease of food preparation; natural, nutritious and well-proportioned meals; and products that are sustainably sourced and produced and are otherwise environmentally friendly. Concerns as to the health impacts and nutritional value of certain foods may increasingly result in food producers being encouraged or required to produce products with reduced levels of salt, sugar and fat and to eliminate trans-fatty acids and certain other ingredients. Consumer preferences are also shaped by concern over waste reduction and the environmental impact of products. The success of our business depends on both the continued appeal of our products and, given the varied backgrounds and tastes of our customer base, our ability to offer a sufficient range of products to satisfy a broad spectrum of preferences. Any shift in consumer preferences in the United Kingdom, Germany, France, Italy, Sweden or any other material market in which we operate could have a material adverse effect on our business. Consumer tastes are also susceptible to change. In addition, consumers with increasingly busy lifestyles are choosing the online grocery channel as a more convenient and faster way of purchasing their food products, and are also increasingly using the internet for meal ideas. Our competitiveness therefore depends on our ability to predict and quickly adapt to consumer preferences and trends, exploiting profitable opportunities for product development without alienating our existing consumer base or focusing excessive resources or attention on unprofitable or short-lived trends. If we are unable to respond on a timely and appropriate basis to changes in demand or consumer preferences and trends, our sales volumes and margins could be adversely affected.
Our future results and competitive position are dependent on the successful development of new products and improvement of existing products, which is subject to a number of difficulties and uncertainties.
Our future results and ability to maintain or improve our competitive position depend on our capacity to anticipate changes in our key markets and to successfully identify, develop, manufacture, market and sell new or improved products in these changing markets. We aim to introduce new products and re-launch and extend existing product lines on a timely basis in order to counteract obsolescence and decreases in sales of existing products as well as to increase overall sales of our products. The launch and success of new or modified products are inherently uncertain, especially as to the products’ appeal to consumers, and there can be no assurance as to our continuing ability to develop and launch successful new products or variations of existing products. The failure to launch a product successfully can give rise to inventory write-offs and other costs and can affect consumer perception of our other products. Market factors and the need to develop and provide modified or alternative products may also increase costs. In addition, launching new or modified products can result in cannibalization of sales of our existing products if consumers purchase the new product in place of our existing products. If we are unsuccessful in developing new products in response to changing consumer demands or preferences in an efficient and economical manner, or if our competitors respond more effectively than we do, demand for our products may decrease, which could materially and adversely affect our business, financial condition and results of operations.

We are exposed to economic and other trends that could adversely impact our operations in our key geographies.
We conduct operations in our key markets of the United Kingdom, Italy, Germany, Sweden, France, and Norway, from which approximately 80% of our revenue was generated during the last fiscal period. We are particularly influenced by economic developments and changes in consumer habits in those countries.
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
We use significant quantities of food ingredients and packaging materials and are therefore vulnerable to fluctuations in the availability and price of food ingredients, packaging materials, other supplies and energy costs. In particular, raw materials such as fish, livestock and crops have historically represented a significant portion of our cost of sales, and accordingly, adverse changes in raw material prices can impact our results of operations.
Specifically, the availability and the price of fish, vegetables and other agricultural commodities, including poultry and meat, can be volatile. We are also affected by the availability of quality raw materials, most notably fish, which can be impacted by the fishing and agricultural policies of the European Union including national or international quotas that can limit volume of raw materials. General economic conditions, unanticipated demand, problems in manufacturing or distribution, natural disasters, weather conditions during the growing and harvesting seasons, plant, fish and livestock diseases and local, the impact of Brexit, national or international quarantines can also adversely affect availability and prices of commodities in the long and short term.
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
Our ability to pass through increases in the prices of raw materials to our customers depends, among others, on prevailing competitive conditions and pricing methods in the markets in which we operate, and we may not be able to pass through such price increases to our customers. Even if we are able to pass through increases in prices, there is typically a time lag between cost increases impacting our business and implementation of product price increases during which time our profit margin may be negatively impacted. Recovery of cost inflation, driven by both commodity cost increases or changes in the foreign exchange rate of the currency the commodity is denominated in, can also lead to disparities in retailers’ shelf-prices between different brands which can result in a competitive disadvantage and volume decline. During our negotiations to increase our prices to recover cost increases, customers may take actions which exacerbate the impact of such cost increases, for example by ceasing to offer our products or deferring orders until negotiations have ended. Our inability to pass through price increases in raw materials and preserve our profit margins in the future could materially adversely affect our business, financial condition and results of operations.

We rely on sales to a limited number of large food retailers and should they perform poorly or give higher priority to private label or other brands or products or if the concentration and buying power of these large retailers increase, our business could be adversely affected.
Our customers include supermarkets and large chain food retailers in the United Kingdom, Germany, France, Italy and Sweden. Throughout our markets, the food retail segments are highly concentrated. For the year ended December 31, 2017, our top 10 customers account for 41% of sales. In recent years, the major multiple retailers in those countries have increased their share of the grocery market and price competition between retailers has intensified. This price competition has led the major multiple retailers to seek lower prices from their suppliers, including us. The strength of the major multiple retailers’ bargaining position gives them significant leverage over their suppliers in negotiating pricing, product specification and the level of supplier participation in promotional campaigns and offers, which can reduce our margins. Further consolidation among the major multiple retailers or disproportionate growth in relation to their competitors could increase their relative negotiating power and allow them to force a negative shift in our trade terms. Our results of operations could also be adversely affected if these retailers suffer a significant deterioration in sales performance, if we are required to reduce our prices or increase our promotional spending activity as a consequence, if we are unable to collect accounts receivable from our customers, if we lose business from a major customer or if our relationship with a major customer deteriorates.
Our retail customers also offer private label products that compete directly with our products for retail shelf space and consumer purchases. Private label products typically have higher margins for retailers than other branded products. Accordingly, there is a risk that our customers may give higher priority to private label products or the branded products of our competitors, which would adversely affect sales of our products. Our major multiple retail customers are also expanding into non-food product lines in their stores, thereby exerting pressure on available shelf space for other categories such as food products. We may be unable to adequately respond to these trends and, as a result, the volume of our sales may decrease or we may need to lower the prices of our products, either of which could adversely affect our business, financial condition and results of operations.
Increased distribution costs or disruption of transportation services could adversely affect our business and financial results.
Distribution costs have historically fluctuated significantly over time, particularly in connection with oil prices, and increases in such costs could result in reduced profits. In addition, certain factors affecting distribution costs are controlled by our third party carriers. To the extent that the market price for fuel or freight or the number or availability of carriers fluctuates, our distribution costs could be affected. Furthermore, temporary or long-term disruption of transportation services due to weather-related problems, strikes or other events could impair our ability to supply products affordably and in a timely manner or at all. Failure to deliver our perishable food products promptly could also result in inventory spoilage. These factors could impact our commercial reputation and result in our customers reducing their orders or ceasing to order our products. Any increases in the cost of transportation, and any disruption in transportation, could have a material adverse effect on our business, financial condition and results of operations. We require the use of refrigerated vehicles to ship our products and such distribution costs represent an important element of our cost structure. We are dependent on third parties for almost all of our transportation requirements. In Italy, our distribution network is shared with Unilever’s ice cream business, which provides us with an advantage over smaller market participants. Our arrangement with Unilever is governed by a distribution agreement which expires in 2022.
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
Health concerns or adverse developments with respect to the safety or quality of products of the food industry in general, or our own products specifically, may damage our reputation, increase our costs of operations and decrease demand for our products.
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
For the year ended December 31, 2017, 94% of our revenue was derived from the European Union as a whole and 21% was derived from the United Kingdom. On June 23, 2016 the UK electorate voted in favor of leaving the European Union (commonly referred to as “Brexit”), and on March 29, 2017 the UK government formally initiated the withdrawal process. The terms of any withdrawal are subject to a negotiation period that could last at least two years thus the referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, and has given rise to calls for certain regions within the United Kingdom to preserve their place in the European Union by separating from the United Kingdom as well as for the governments of other EU Member States to consider withdrawal.
Brexit has resulted in volatility in the value of the Pound Sterling, and Euro currencies and we may experience adverse impacts on consumer demand and suppliers’ profitability in the UK and other markets, and general uncertainty in the overall business environment in which we operate. Depending on the terms of Brexit, the United Kingdom could also lose access to the single EU market resulting in an impact on the general and economic conditions in the United Kingdom. Changes may occur in regulations that we are required to comply with as well as amendments to treaties governing tax, duties, tariffs, etc. which could adversely impact our operations and require us to modify our financial and supply arrangements. Additionally, political instability in the European Union as a result of Brexit may result in a material negative effect on credit markets and foreign direct investments in the EU and UK. This deterioration in economic conditions could result in increased unemployment rates, increased short and long term interest rates, consumer and commercial bankruptcy filings, a decline in the strength of national and local economies, and other results that negatively impact household incomes. Further, a number of our employees in the UK are not UK citizens and, depending on the terms negotiated, may no longer have the right to work in the UK following the UK’s formal withdrawal from the EU. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

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
Any disruptions, failures or security breaches of our information technology systems could harm our business and reduce our profitability.
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
In addition, if we are unable to prevent physical and electronic break-ins, cyber-attacks and other information security breaches, we may suffer financial and reputational damage, be subject to litigation or incur remediation costs or penalties because of the unauthorized disclosure of confidential information belonging to us or to our customers, suppliers or employees. The mishandling or inappropriate disclosure of non-public sensitive or protected information could lead to the loss of intellectual property, negatively impact planned corporate transactions or damage our reputation and brand image. Misuse, leakage or falsification of legally protected information could also result in a violation of data privacy laws and regulations and have a negative impact on our reputation, business, financial condition and results of operations.
Our supply network and manufacturing and distribution facilities could be disrupted by factors beyond our control such as extreme weather, fire, terrorist activity and natural disasters.
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

In addition, our manufacturing facilities may be subject to damage or disruption resulting from fire terrorist activity, natural disasters or other causes. For example, our Lowestoft and Bremerhaven manufacturing facilities are situated in regions which have historically been prone to flooding. Extensive damage to any of our nine major manufacturing facilities as a result of any of the foregoing reasons, could, to the extent that lost production could not be compensated for by unaffected facilities, severely affect our ability to conduct our business operations and, as a result, adversely affect our business, financial condition and results of operations.
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
When required we take actions, such as workforce reductions, plant closures and consolidations, and other cost reduction initiatives, to align our resources with our growth strategies, operate more efficiently and control costs. As these plans and actions are complex, unforeseen factors could result in expected savings and benefits to be delayed or not realized to the full extent planned, could negatively impact labor relations, including causing work stoppages, and could lead to disruptions in our business and operations and higher short-term costs related to severance and related capital expenditures. In 2016, we announced the closure of our factory and pea processing operations in Bjuv, Sweden, and operations ceased in the first half of 2017 with production transfered to other factories in the Group’s network. In January 2018, we sold the factory building and parts of the premises. We may be unable to realize the expected benefits of these actions which could potentially adversely affect our profitability and operations.
Significant disruption in our workforce or the workforce of our suppliers could adversely affect our business, financial condition and results of operations.
As of December 31, 2017, we employed approximately 3,875 employees, of which approximately 1,267 were located in Germany, 801 were located in the United Kingdom, 335 were located in France, 451 were located in Italy, 536 were located in Sweden/Norway and 485 employees in other locations. Approximately 67% of our employees work in our manufacturing operations. We have in the past, and may in the future, experience labor disputes and work stoppages at one or more of our manufacturing sites due to localized strikes or strikes in the larger retail food industry sector. We have also been involved in negotiations on collective bargaining agreements. A labor stoppage or other interruption at one of our nine manufacturing sites would impact our ability to supply our customers and could have a pronounced effect on our operations. Further, a number of our employees in the UK are not UK citizens and, depending on the terms negotiated, may no longer have the right to work in the UK following the UK’s formal withdrawal from the EU. Future labor disturbance or work stoppage at any of our or our suppliers’ facilities in Germany, the United Kingdom, Italy or elsewhere may have an adverse effect on such facility’s operations and, potentially, on our business, financial condition and results of operations.
Higher labor costs could adversely affect our business and financial results.
We compete with other producers for good and dependable employees. The supply of such employees is limited and competition to hire and retain them may result in higher labor costs. Furthermore, a substantial majority of our employees are subject to national minimum wage requirements. If legislation is enacted in these countries that has the effect of raising the national minimum wage requirements, requires additional mandatory employee benefits or affects our ability to hire or dismiss employees, we could face substantially higher labor costs. In the UK, the National Minimum Wage and National Living Wage are set to increase from April 2018. High labor costs could adversely affect our profitability if we are not able to pass them on to our customers.
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
We are subject to a variety of regulatory schemes; failure to comply with applicable rules and regulations could adversely affect our business, results of operations and reputation.
Our operations are subject to a variety of regulatory schemes which require us to implement processes, procedures and controls to provide reasonable assurance that we are operating in compliance with applicable regulations, including the UK Bribery Act, the Modern Slavery Act 2015, the Foreign Corrupt Practices Act of 1977, the Trade Sanctions and Export Controls and the EU General Data Protection Regulation. Failure to comply (or any alleged failure to comply) with the regulations referenced above or any other regulations could result in civil and criminal, monetary and non-monetary penalties, and any such failure or alleged failure (or becoming subject to a regulatory enforcement investigation) could also damage our reputation, disrupt our business, result in loss of customers and cause us to incur significant legal and investigatory fees. In addition, our business, including our ability to operate and continue to expand internationally, could be adversely affected if local and foreign laws or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that require rapid changes to these practices or our products, services, policies and procedures.  If we are not able to adapt our business practices or strategies to changes in laws or regulations, it could subject us to liability, increased costs and reduced product demand. Additionally, the costs of compliance with laws and regulations may increase in the future as a result of changes in interpretation.  Any failure by us to comply with applicable laws and regulations may subject us to significant liabilities and could adversely affect our business, results of operations and reputation.
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
We have risks related to our indebtedness, including our ability to withstand adverse business conditions and to meet our debt service obligations.
Our ability to make payments on and to refinance our indebtedness, and to fund our operations, working capital and capital expenditures, depends on our ability to generate cash. To a certain extent, our cash flow is subject to general economic, industry, financial, competitive, operating, legislative, regulatory and other factors, many of which are beyond our control.
We cannot assure you that our business will generate sufficient cash flow from operations or that future sources of cash will be available to us in an amount sufficient to enable us to pay amounts due on our indebtedness or to fund our other liquidity needs.

Additionally, if we incur additional indebtedness in connection with any future acquisitions or development projects or for any other purpose, our debt service obligations could increase. We may need to refinance all or a portion of our indebtedness before maturity. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:
• our financial condition and market conditions at the time;
• restrictions in the agreements governing our indebtedness;
• general economic and capital market conditions;
• the availability of credit from banks or other lenders;
• investor confidence in us; and
• our results of operations.
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
Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.
An increase in market interest rates would increase our interest expense arising on our existing and future floating rate indebtedness. Pursuant to the terms of our Senior Facilities Agreement, the interest rate that we pay on indebtedness incurred under our term loan facilities or revolving credit facility varies based on a fixed margin over a base rate which references the LIBOR or EURIBOR rates. As a result, we are exposed to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.
We are exposed to exchange rate risks and such rates may adversely affect our results of operations.
We are exposed to exchange rate risk. Our reporting currency is the Euro and yet a significant proportion of our sales and EBITDA are in Pound Sterling through our United Kingdom based business and Norwegian Krone and Swedish Krona through our Norwegian and Swedish based businesses. We are exposed to foreign exchange impacts as we convert the Pound Sterling results of our United Kingdom business and the Norwegian Krone and Swedish Krona results of our Norwegian and Swedish business into our reporting currency of Euro. We have swapped a portion of our USD term loan to GBP using cross currency interest rate swaps which act as a natural hedge for our United Kingdom business. We are also exposed to exchange rate risk due to the fact that a significant portion of our raw material purchases, mainly fish, are denominated in U.S. Dollars and our Swedish business also has a significant exposure on purchases denominated in Euro. Our policy is to reduce this risk by using foreign exchange forward contracts with a maturity of less than one year which are designated as cash flow hedges. However, such hedging arrangements may not fully protect us against currency fluctuations. Fluctuations and sustained strengthening of the U.S. Dollar exchange rate against our operating currencies may materially adversely affect our business, financial condition and results of operations.
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
Goodwill represents amounts arising from acquisitions and is the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. Intangible assets can include computer software, brands, customer relationships and other acquired intangibles as of the acquisition date. Goodwill and other intangibles expected to contribute indefinitely to our cash flows are not amortized, but must be evaluated by management at least annually for impairment. If carrying value exceeds its recoverable amount, the intangible is considered impaired and is reduced to fair value via a charge to earnings. Factors which could result in an impairment include, but are not limited to: (i) reduced demand for our products; (ii) higher commodity prices; (iii) lower prices for our products or increased marketing as a result of increased competition; and (iv) significant disruptions to our operations as a result of both internal and external events. Should the value of one or more of the acquired intangibles become impaired, our consolidated profit or loss and net assets may be materially adversely affected. As of December 31, 2017, the carrying value of intangible assets totaled €3,470.0 million, of which €1,745.6 million was goodwill and €1,724.4 million represented brands, computer software, customer relationships and other acquired intangibles compared to total assets of €4,601.7 million.
We face risks associated with certain pension obligations.
The Company has a mixture of partially funded and unfunded post-employment defined benefit plans in Germany, Sweden and Austria as well as defined benefit indemnity arrangements in Italy and France. Deterioration in the value or lower than expected returns on investments may lead to an increase in our obligation to make contributions to these plans.
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

If we fail to or are unable to implement and maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected.
We are subject to reporting obligations under U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a report of management on the effectiveness of such company's internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company's internal control over financial reporting.
We recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by the SEC, the NYSE or other regulatory authorities. Any such action could adversely affect the accuracy and timeliness of our financial reporting.
Risks Related to Our Structure and Acquisition Strategy
We may not be able to consummate future acquisitions or successfully integrate acquisitions into our business, which could result in unanticipated expenses and losses.
Our strategy is largely based on our ability to grow through acquisitions of additional businesses to build an integrated group. Consummating acquisitions of related businesses, or our failure to integrate such businesses successfully into our existing businesses, could result in unanticipated expenses and losses. Furthermore, we may not be able to realize any of the anticipated benefits from acquisitions, including the Findus Acquisition and the Green Isle Foods Ltd. acquisition, if consummated.
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
We currently have various equity instruments outstanding that would require us to issue additional ordinary shares for no or a fixed amount of additional consideration. Specifically, as of March 14, 2018, we had outstanding the following:

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

•	125,000 options held by certain current and former of our Directors which are exercisable to purchase ordinary shares, on a one-for-one basis, at any time at the option of the holder; and

•	4,927,000 equity awards issued under the LTIP, which may be converted into ordinary shares subject, in most cases, to meeting certain performance conditions.
We also have 12,472,744 ordinary shares currently available for issuance under our LTIP.
Holders of the Founder Preferred Shares are entitled to receive annual dividend amounts subject to certain performance conditions (the “Founder Preferred Shares Annual Dividend Amount”). The payment of the Founder Preferred Shares Annual Dividend Amount became mandatory after January 1, 2015 if certain share price performance conditions are met for any given year. At our discretion, we may settle the Founder Preferred Shares Annual Dividend Amount by issuing shares or by cash payment, but we intend to equity settle. On December 29, 2017, we approved a 2017 Founder Preferred Share Dividend in an aggregate of 8,705,890 ordinary shares. The dividend price used to calculate the 2017 Founder Preferred Shares Annual Dividend Amount was $16.6516 (calculated based upon the volume weighted average price for the last ten trading days of 2017) and the Ordinary Shares were issued on January 2, 2018. In subsequent years, the Annual Dividend Amount will be calculated based upon the volume weighted average share price for the last ten trading days of the financial year and the resulting appreciated average share price compared to the highest price previously used in calculating the Annual Dividend Amount. The issuance of ordinary shares pursuant to the terms of the Founder Preferred Shares will reduce (by the applicable proportion) the percentage shareholdings of those shareholders holding ordinary shares prior to such issuance which may reduce your net return on your investment in our ordinary shares.
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
On June 1, 2015, we consummated our initial acquisition by purchasing Iglo Foods Holdings Limited, a leading frozen food company in Europe from a private equity fund advised by Permira Advisers LLP (the "Permira Funds"), for €2.6 billion, and subsequently changed our name to Nomad Foods Limited. The Iglo Group traces its roots back to the 1920s when Clarence Birdseye patented the Birds Eye Plate Froster for freezing fish. After the acquisition of the Birds Eye patents by General Foods in the 1930s, the Birds Eye brand was launched. In the 1940s, Unilever acquired the rights to the Birds Eye brand throughout the world, except for the United States, and in the 1950s Birds Eye became 100% Unilever owned. The Iglo brand was launched in Belgium in 1956 and was introduced by Unilever in Germany in 1961. In the 1960s, Unilever acquired the Findus brand in Italy and San Marino. In 2006, the Permira Funds acquired the Birds Eye and Iglo brands and frozen foods businesses from Unilever, which, at the time, retained the Italian frozen food business under the Findus brand. Following the buyout, the Iglo Group refocused its business on its main product categories, initiated improvements in its supply chain and implemented cost savings. In October 2010, the Iglo Group acquired C.S.I. Compagnia Surgelati Italiana S.p.A., the owner of the Findus brand in Italy and San Marino, from Unilever.

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
On January 17, 2018 we entered into an agreement to acquire Green Isle Foods Ltd. including the Goodfella's and San Marco brands, in an all cash deal valued at £200 million (approximately €225 million). We anticipate this acquisition to be completed in the second quarter 2018 and we expect this will enlarge our portfolio of brands to include the number one and number two market share positions within the frozen pizza category in Ireland and the UK, a successful frozen private label pizza business, and two frozen pizza manufacturing facilities.
Our principal executive offices are located at No. 1 New Square, Bedfont Lakes Business Park, Feltham, Middlesex, TW14 8HA. Our telephone number is +(44) 208 918 3200 and our fax number is +(44) 208 918 3491. Our registered office is located at Nemours Chambers, Road Town, Tortola, British Virgin Islands and its telephone number is (284) 852-7900. Our registered agent in the United States is Mariposa Capital, LLC, 500 South Pointe Drive, Suite 240 Miami Beach, Florida 33139.
See Item 5B: Operating and Financial Review and Prospects—Liquidity and Capital Resources for information regarding our capital expenditures for the past three fiscal years and principal capital expenditures currently in progress.

B.	Business Overview
Our Company
We are the leading branded frozen food player in Western Europe with a portfolio of best-in-class food brands within the frozen category, including fish, vegetables, poultry and meals (excluding ice cream). Our products are sold primarily through large grocery retailers under the brand “Birds Eye” in the United Kingdom and Ireland, “Findus” in Italy, San Marino, France, Spain, Sweden and Norway, “Iglo” in Germany and other continental markets and “La Cocinera” in Spain. According to Euromonitor, our share of the frozen food market in Western Europe stood at 13.8% in 2017 (2.4 times greater than the nearest competitor). We maintain the number one position in ten European geographies, namely the United Kingdom, Italy, Germany, Sweden, France, Austria, Spain, Belgium, Portugal, and Hungary. The countries representing our top six markets, collectively-United Kingdom, Italy, Germany, Sweden, Norway and France, represented approximately 68% of the total Western European frozen food markets. For a description of the principal markets in which we compete and related revenue, see Note 5 “Segment reporting” to our audited consolidated financial statements which appear elsewhere in this annual report.
Frozen Food Market
The European frozen food market is served by a number of national and international producers, both with branded and private label offerings, and within single or multiple product categories. We have the broadest participation by category and geography in Europe.
According to Euromonitor, the total frozen food market in Western Europe is estimated to have generated €25 billion in retail sales value in 2017. The frozen food business requires specialized manufacturing, logistics and distribution functions. There is also a high cost associated with building brand health, brand awareness and consumer trust. As a result, there are high barriers for profitable entry into the frozen food market in general and the branded segment in particular.
Frozen food products are particularly attractive because they address important global food trends. Consumers increasingly prefer products that allow them to prepare meals quickly and with confidence, and expect products to be healthy and good value for money. In addition, consumers are increasingly focused on reducing food waste. Frozen food products can have all of these characteristics. They are easy to prepare, they reduce the need for artificial preservatives, they are often better value for money than chilled alternatives and they reduce waste at all points in the supply chain and also in-home (due to the long shelf life, and the ease of portionability).
Over the last five years, notwithstanding the volatile macro-economic environment, the Western European frozen food market has grown on average 0.9% per year, driven by the aforementioned ability to address global food consumption trends. Furthermore, the amount of space that frozen food as a category occupies within the grocery retail environment is relatively stable due to the fixed amount of freezer space at the retailer that is not exposed to reductions in shelf space in favor of other categories or formats, as can be the case in shelf-stable parts of the retailer.
Our Brands
Our brands are household names with long histories and local heritage in their respective markets.  Our Birds Eye brand was established in 1922 and is primarily marketed in the United Kingdom and Ireland. The Findus brand, which is marketed in Italy, France, Spain, Sweden and Norway, was formed in Italy in 1941 and has a loyal following in each of its respective geographies. Iglo, founded in 1956, has a long-standing history and is marketed in Germany and other continental European countries. La Cocinera has allowed us to establish ourselves in Spain through a brand that was founded in 1962.
Our Competitive Strengths
We believe the following competitive strengths differentiate us from our competitors and contribute to our ongoing success.

Market leader with solid European platform and strong acquisition opportunities.
As the leading branded frozen food producer in Western Europe, we benefit from economies of scale and have developed a strong platform for our products throughout Europe, resulting in leadership positions in ten geographies and a 13.8% market share of the total Western European frozen food market. We benefit from longstanding relationships with our customers which provide access to our diversified distribution channels, including supermarkets, discount retailers, the foodservice channel and other food retailers that sell directly to consumers. We benefit from a diverse category and geographic mix and believe our strong existing platforms facilitate our expansion within a large addressable market and provide a broad set of potential acquisition targets in various food categories and geographic markets.
Effective brand equity strategy to leverage and expand well-known brands.
Our brands are well-established household names with long histories and local heritage in their respective markets. We possess several iconic brand assets and focus on our local hero platforms that are designed to leverage these iconic assets such as the “Captain”. Each of the Birds Eye, Iglo and Findus brands hold the leading position in terms of spontaneous brand awareness in several European markets. Our leading brand recognition, broad product offering, and local provenance of these brands are key drivers of consumer trust and result in demand for our products.
Experienced management team and Board with a proven track record.
Our management team has extensive experience in the food industry and other fast moving consumer goods markets and has worked with leading multinational consumer goods companies globally. Our management team is complemented by an experienced Board of Directors, and collectively, they have a proven track record of successfully acquiring, integrating and managing consumer businesses. We believe our management team and Board of Directors’ collective industry knowledge, coupled with our track record of achieving growth and responding to challenging market conditions, will enable us to continue to generate profitable growth.
Optimized sourcing through established platform and diversified supplier base.
We operate an efficient and centralized procurement and supply chain function which is closely aligned with our geographic footprint, allowing us to optimize our supply arrangements and reduce distribution costs. We source our products globally from a diverse supplier base and, as a result, are not dependent on any one supplier. Our relationships with diverse suppliers enable us to safeguard the security of our supply and raw materials as well as enhance the quality and sustainability of such materials, while also delivering competitive pricing and limiting exposure to geographic risk and adverse currency movements.
Strategic and geographically diversified manufacturing facilities.
We own and operate an efficient network of nine manufacturing facilities with low capital expenditure requirements, all of which are located near the major markets we serve, providing for a balance between manufacturing and logistics costs and allowing for high levels of customer service. These facilities produce approximately 451 kilotonnes of frozen product per year and have what we believe to be sufficient spare capacity to accommodate future growth in our main product categories.
Commitment to innovation and research and development.
We focus our new product efforts and our investment in market research on our Core products -- fish, vegetables, meals and poultry -- to ensure that the products we launch and re-launch overcome penetration barriers. For example, we recently introduced our “crispier crumb”, which were renovations of existing Core products. To ensure the development and introduction of products that fit this criteria, we follow a structured process through which we take new products from idea generation, through concept screening, concept/product laboratories and early volume sizing, to final validation.

Our Strategy
We have developed and made significant progress in implementing the following strategic initiatives:
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
Focus on “Core” products as a foundation for long-term growth.
We continue our strategy which is rooted in relentless focus on our Core products which currently represent approximately 69% of our sales. These strategies include improving product quality, packaging renovation and executing in-store initiatives such as ensuring the right product assortment, display strategies and promotional efficiencies. We believe focusing on these Core product initiatives will accelerate growth, lead to margin expansion and improve our return on investment. To further accelerate growth, we will also turn our attention to innovation which leverage consumer trends such as health, wellness and convenience, but which are anchored in our core categories.
Align our business with consumer preferences and trends.
Our goal is to create and acquire food businesses and brands that strongly align with consumer needs and preferences that have high growth and margin potential and that leverage our existing portfolio of brands.  In addition, we seek to align our product innovation strategies with consumer trends such as increased demand for nutrition-packed meals that can be prepared in shorter times, vegetarian options and sustainably sourced and produced food.
Leverage our acquisition expertise, strong management team and access to capital to identify and evaluate attractive growth opportunities.
Our Founders and CEO have significant experience and expertise, and have been highly successful, in identifying, acquiring and integrating value-added businesses. We believe that this expertise, our access to capital and the deep industry knowledge of our management team will position us to acquire related and complementary food businesses that can enhance our market position, create synergies and fully leverage our existing marketing, manufacturing and supply chain capabilities, which we believe will allow us to deliver sustained profitable growth and maximize shareholder value. For example, on January 17, 2018, we entered into an agreement to acquire Green Isle Foods Ltd. including the Goodfella's and San Marco brands, in an all cash deal valued at £200 million (approximately €225 million). We anticipate this acquisition to be completed in the second quarter of 2018 and we expect this will enlarge our portfolio of brands to include the number one and number two market share positions within the frozen pizza category in Ireland and the UK, a successful frozen private label pizza business, and two frozen pizza manufacturing facilities.
Respond to changing consumer shopping habits.
We are responding to the growing consumer shift to digital and mobile technologies, particularly in the United Kingdom, by investing in technology platforms and partnering with retailers that are executing their own e-commerce strategies to meet changing consumer habits. Online sales represented 4% of our total sales as of December 31, 2017. We believe that the online sales channel will continue to provide further opportunities to drive market share gains through improved product content and upselling of our mealtime solution programs. In addition, our strategies are evolving in response to other consumer shopping trends such as increased purchases through the hard discounter channel, which has been growing significantly in the United Kingdom and Southern Europe.

Generate strong margins and cash flow through disciplined net revenue management, supply chain optimization and disciplined cost management.
We continue to increase our margins and cash flows by strengthening our net revenue management capabilities and focusing on supply chain optimization and disciplined cost management. These efforts, which will be implemented over time, will include developing stronger promotional programs, price pack architecture and trade terms as well as continuing our focus on lean manufacturing, factory footprint optimization, and procurement productivity.
Products
We manufacture, market and distribute the following frozen food products:
Fish: includes frozen fish products such as fish fingers, coated fish and natural fish. These products were the largest contributor to our revenues in 2017.
Vegetables: includes ready to eat vegetable products such as peas and spinach.
Meals: includes ready to cook noodles, pasta, lasagne, pancakes and other ready-made meals under the Iglo, Findus Italy and La Cocinera brand names.
Poultry: includes frozen poultry and meat products such as nuggets, grills and burgers.
Others: includes a variety of other offerings such as soups, pizza and bakery goods.
We now place a strong emphasis on renovation of our existing Core products, which include fish, vegetables, meals and poultry, in order to overcome penetration barriers and continue to build loyalty. We manage renovation and innovation centrally on European common product platforms and have more local involvement where products are differentiated and country specific. Our research and development continues to be centralized, allowing us to leverage our research and development investment across our markets and focus on our largest Core products.
Customers
Our customers are typically supermarkets and large food retail chains supplying food products directly to consumers. Each key market in which we operate has its own distinct retail landscape. We consider our key retailer clients to be, in the UK, Tesco, Asda and Sainsbury’s; in Italy, Coop, Auchan and L5 Esselunga; in Germany, Rewe and Edeka; in Sweden, ICA, Axfood and Coop; and in France, Carrefour, Auchan and E.Leclerc. For the year ended December 31, 2017, our top ten customers (in terms of revenue) accounted for 41% of revenues.
The majority of our sales are to traditional retailers and we expect this channel to remain our most significant channel for the foreseeable future. We partner with traditional retailers when we identify commercial or marketing opportunities that can be of interest for both businesses. We continue to review the presence and impact of the discounter channel, particularly the hard discounters, in each of our key geographic markets and will pursue opportunities to increase our presence in the discounter channel.
We are increasing our investment in online sales which represented 4% of our total sales as of December 31, 2017. The online grocery retail channel is growing faster than traditional grocery retail formats across developed markets. Frozen foods particularly benefit from the online channel as the advantages to the consumer of outsourcing transportation of frozen food to the retailer are greater than in other categories, and also because some of the barriers to purchasing in-store (e.g. colder aisles) are removed for the consumer online.
Approximately 7% of our sales for the twelve month period ended December 31, 2017 were through the foodservice channel. The majority of these sales were in Sweden and consist primarily of sales of institutional and public sector customers such as schools and hospitals as well as privately run work canteens and quick service restaurants.

Sales, Marketing and Pricing
Our commercial strategy is centered around our Core products and our growth model focuses on three core elements: creating distinctive brands through leveraging our iconic brand assets, innovating to break penetration barriers balanced between renovation and innovation, and out executing in store through category leadership driving the right assortment, display and promotional efficiency.
Our brand equity strategy aims to further increase brand awareness. We will utilize our core iconic assets at all consumer touchpoints including traditional media, digital media, point of sale and packaging. Furthermore we seek to invest at sufficient levels of media on all our Core products.
We maintain sales teams in each of our key markets and all other markets in which our products are sold with the exception of the Central and Eastern Europe markets where we operate via a distribution model. Our sales force is resourced to provide good store coverage. We are the “category captain” for several leading supermarkets in each of our main product categories and have developed innovative presentations of our frozen food products and in-store marketing concepts with supermarkets in a number of our markets in order to increase shopper traffic and sales. Most recently, we are developing our “Perfect Store” concept which focuses on improving a consumer’s in-store shopping experience through presentation, layout and signage.
Manufacturing
We own and operate nine manufacturing facilities which are located in Lowestoft (United Kingdom), Bremerhaven (Germany), Reken (Germany), Cisterna (Italy), Loftahammar (Sweden), Tonsberg and Larvik (Norway), Boulogne-sur-Mer (France) and Valladolid (Spain). These facilities produce approximately 451 kilotons of frozen product per year, representing approximately 75% of the total volumes of our sales. The manufacturing facilities are located near the major markets we serve, providing for a balance between manufacturing and logistics costs and customer service. Our manufacturing facilities are focused on in house manufacturing of our main product categories and emphasize quality and efficiency through scale. We have invested in new automated lines, such as fish fingers, poultry and spinach lines and because our plants are well invested and maintained, our capital expenditure requirements are well controlled.
Although capacity differs per product line and facility, we estimate that we have sufficient spare capacity available to accommodate future growth in our main product categories and as necessary to accommodate the seasonal nature of some of our products, particularly vegetables.
In 2016, we announced the closure of our factory and pea processing operations in Bjuv, Sweden, and operations ceased on March 30, 2017 with production transferred to other factories in the Group’s network. The consolidation of operations is expected to create a more efficient supply chain. In early 2018, we signed an agreement with Foodhills AB, who has acquired the buildings and parts of the premises.
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
Logistics
Our distribution network is made up of our manufacturing facilities, warehouses, local distribution centers and third party providers of services (such as transport). We outsource the majority of our distribution processes to third parties seeking to collaborate with shared sites and integrated transport networks. Our distribution network is well consolidated and aligned with our manufacturing footprint in the United Kingdom, Germany, Italy, Sweden, France, Norway and Spain. From our manufacturing plants, our products are sent to regional distribution centers to be further distributed to local markets. Our primary distribution centers are used to consolidate both local production and imported products to be sold locally. These sites include Wisbech in the United Kingdom, Reken in Germany, Vitulazio, Latina and Parma in Italy, Lognes in France, Tonsberg and Moss in Norway and Marcilla in Spain.
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
Corporate Social Responsibility

We operate a Corporate Social Responsibility program which is an important part of our brand positioning. It captures our commitment and vision of the role that we must play in bringing food to our consumers while tackling fundamental challenges in our environment and society. There are four primary focus areas:

•	Reduction of food waste. Frozen food can offer a more sustainable food choice because it can cut food spoilage and food waste due to the portion control and to an extended shelf-life.

•	Nutrition. Our products and innovations can help consumers make healthier meal choices.

•
Sustainable sourcing. We aim to source and prepare our food products in a responsible way. We have a long lasting relationship with MSC, securing sustainable fish and seafood and are proud to report more than 90% of the wild captured fish we use is MSC certified.

•	Lower carbon footprint. We seek to lower our carbon footprint, including reducing our absolute CO2 emissions from manufacturing, to conduct our business in a more environmentally responsible manner.

We will extend the program in 2018 to secure further progress, maintaining a strong focus on sustainable sourced seafood and nutrition and dialing up our focus on environment and waste.

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
Agriculture & Vegetables
Together with over 700 growers, we currently manage approximately 17,000 hectares of land and our standards match or go beyond those required by most agricultural assurance schemes.
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
This environment is designed as a consolidation platform for future acquisitions. A program is underway to transition the acquired Findus business onto the IT platform.
The ability to integrate potential new acquisitions quickly with little or no adverse business impact, while maintaining the low cost of ownership, is a fundamental requirement of our IT strategy. Additionally, we utilize an outsourced infrastructure service provider, maintaining best in class IT cost alongside improved capability to scale in line with business developments.
Intellectual Property
Maintaining adequate brand protection is of significant importance to our business as we rely on our brands to implement our master brand strategy. We have a substantial trademark portfolio with nearly 2,000 trademarks across all of our markets. Our intellectual property is managed centrally, and we work closely with a third party agency in respect of filings, renewals, recordings and the prosecution and enforcement of intellectual property matters internationally.
We own a European Union trademark for our Birds Eye brand as well as national trademarks for our Birds Eye brand in the United Kingdom, Ireland and other EU countries, and in other parts of Europe outside the European Union, parts of the Middle East, Asia and Africa. For historical reasons, the Birds Eye trademark is owned by third parties in North America and Australia.
We own a European Union Trade Mark for our Iglo brand as well as national trademarks in many EU countries and in other parts of Europe outside the European Union, Australasia, Israel, parts of Asia, the United States, South America and Africa. We have trademark applications pending for the Iglo brand in, among others, Canada, India and Brazil.
We own the Findus trademark in many countries globally, other than in Switzerland, as well as (among others) the brands Lutosa in Belgium (until 2020) and La Cocinera in Spain and Andorra.

Material Contracts
Each material contract to which we have been a party for the preceding two years, other than those entered into in the ordinary course of business, is listed as an exhibit to the registration statement to which this annual report is a part and is summarized elsewhere herein.
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
Food Safety Regulation
As a manufacturer of foods intended for human consumption, we are subject to extensive legislation and regulation both from the European Union, the EU Member States and European free trade association (EFTA) members, in which we operate. These regulations govern the composition, manufacture, storage, handling, packaging, labeling, marketing and safety of our products. These regulations generally impose on food business operators an obligation to ensure that the operations under their control satisfy the relevant food law requirements and impose a mandatory traceability requirement along the food chain. The tracing information must be kept for a period of five years and upon request, must be made available to the relevant authorities.
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

•
annual external auditing of our production sites conducted by independent compliance companies applying the British Retail Consortium Global Standard for Food Safety Issue 7, its European equivalent, the International Food Standard or the Global Food Safety Initiative. Currently 84% of our suppliers are also certified to one or more of these food safety management systems and it is our long term objective to achieve 100% certification;

•	ensuring that our Group’s Quality Management Systems comply with ISO 9001 with external audits to ISO or BRC standard;

•	conducting internal audits covering all production sites as part of our internal audit program; we do not carry out cross-audits where one site's audit team audits another's system;

•	maintaining a risk-based microbiological and contaminant screening program, including screening for allergens, that covers raw materials and finished products; and

•	holding monthly regulatory updates to assess emerging risk areas, update policies and review outstanding issues as part of the quality forum meeting which is attended by functional heads.
Tariffs and Trade
We are subject to specific trade requirements regarding fish and poultry, two main ingredients for our products.
Food Labeling Regulation
Pre-packaged food products must comply with provisions on labeling, which are harmonized throughout the European Union. Pre-packaged food products must also comply with provisions on nutrition labeling, which are also harmonized throughout the European Union. Under the Food Information for Consumers Regulation nutrition labeling is mandatory unless exempted.
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
Compliance with environmental laws and regulations is managed at the facility level. Our manufacturing facilities all have a detailed environmental management system which are externally audited on an annual basis for compliance with ISO 14001 or BRC.
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
Occupational Health and Safety
We have a legal responsibility to protect the health and safety of our employees, customers and any other persons who may be affected by our operations. We strive to provide a safe workplace; controlling and eliminating risks to health and wellbeing; ensuring that our facilities and the equipment within them are safe and that the environmental, health and safety procedures are both established and adhered to. We ensure that dangerous articles and substances are transported, stored and used safely; provide adequate welfare facilities; provide workers the information, instruction, training and supervision necessary to preserve and improve their health and safety; and consult with workers on health and safety matters.

We aim to meet the European Framework Directive on Safety and Health at Work (89/391 EEC) ensuring we comply with all the local and European legislation in all the countries we have a presence, ensuring we share best practices and procedures across our business to continuously improve our safety and environmental performance whilst driving a positive safety culture.
We have established a Health and Safety Management System modeled on the international Occupational Health & Safety management system specification OHSAS 18001. Our manufacturing facilities in the United Kingdom, Spain, Italy and Germany have achieved full accreditation to OHSAS 18001.
Compliance Programs

We have established policies and procedures aimed at compliance with applicable legislation and regulations, including policies for Anti-Bribery and Corruption as well as Trade Sanctions and Export Controls. In addition, our Code of Business Principles includes policies designed to ensure compliance with applicable legal and regulatory requirements and guidelines to drive a strong compliance culture. A breach of the Code of Business Principles can lead to sanctions, including termination of employment.
Our Safe Call Line, which is operated by an external service provider, allows employees to report issues anonymously. Compliance at the local level is based in large part on building strong local companies and developing a proper approach in coping with dilemmas within the boundaries of applicable laws and responsible conduct. Local management, assisted by the Internal Audit department, carries out reviews to identify compliance risks and to ensure that adequate systems to manage those risks are in place. Changes in applicable laws and regulations are actively analyzed and assessed, and when necessary appropriate adaptations are implemented.
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
We (Nomad Foods Limited) are a holding company with 41 subsidiaries, all of which are wholly-owned by us. The following table provides a list of all of our significant subsidiaries and country of incorporation.

Name	Activity	Country of incorporation	Ownership as of Dec 31 2017

Nomad Foods Europe Holdings Limited	Holding	England	100%
Nomad Foods Europe Holdco Limited	Holding	England	100%
Nomad Foods Europe Finco Limited	Holding	England	100%
Nomad Foods Europe Midco Limited	Holding/Finance	England	100%
Nomad Foods Bondco Plc	Finance	England	100%
Nomad Foods Lux S.à.r.l.	Finance	Luxembourg	100%
Nomad Foods Europe Limited	Management	England	100%
Birds Eye Limited	Trading	England	100%
Nomad Foods Europe Finance Limited	Finance	England	100%
Birds Eye Ireland Limited	Trading	Republic of Ireland	100%
Iglo Holding GmbH	Holding	Germany	100%
Iglo Nederland B.V.	Trading	Netherlands	100%
Iglo Belgium S.A.	Trading	Belgium	100%
Iglo Portugal	Trading	Portugal	100%
Iglo Austria Holdings GmbH	Holding	Austria	100%
C.S.I. Compagnia Surgelati Italiana S.R.L.	Trading	Italy	100%
Findus Sverige Holdings AB	Holding	Sweden	100%
Iglo GmbH	Trading	Germany	100%
Frozen Fish International GmbH	Trading	Germany	100%
Liberator Germany Newco GmbH	Property	Germany	100%
Iglo Austria GmbH	Trading	Austria	100%
Findus Sverige AB	Trading	Sweden	100%
Frionor Sverige AB	Holding	Sweden	100%
Findus Holdings France SAS	Holding	France	100%
Findus France SAS	Trading	France	100%
Findus Espana SLU	Trading	Spain	100%
Findus Danmark A/S	Trading	Denmark	100%
Findus Finland Oy	Trading	Finland	100%
Findus Norge AS	Trading	Norway	100%

D.	Property, Plant and Equipment
The following table sets forth information on the main manufacturing sites used by us in our business:

Facility	Products	Production (tons)	Utilization %	Freehold/ Leasehold
Bjuv, Sweden (closed H1 2017)	Vegetables, Free Flow Meals, Ready Meals	9,600 volume per year	9%	Mixed
Boulogne, France	Fish Products	21,000 volume per year	65%	Leasehold
Bremerhaven, Germany	Fish Products	92,000 volume per year	85%	Leasehold
Cisterna, Italy	Vegetables, Free Flow Meals, Fish Fingers, Sofficini	79,000 volume per year	55%	Freehold
Larvik, Norway	Vegetables, Free Flow Meals, Ready Meals	7,200 volume per year	42%	Freehold
Loftahammar, Sweden	Baked Goods	3,200 volume per year	38%	Freehold
Lowestoft, UK	Vegetables, Fish Products, Poultry, Potato, Beef Burgers	109,500 volume per year	81%	Mixed
Reken, Germany	Vegetables, Free Flow Meals	87,200 volume per year	62%	Freehold
Tonsberg, Norway	French Fries, Vegetables, Free Flow Meals	25,800 volume per year	59%	Leasehold
Valladolid, Spain	Vegetables, Free Flow Meals, Ready Meals, Pastry Products, Pizza	16,500 volume per year	31%	Leasehold

For more information on property, plant and equipment see Note 12 “Property, plant and equipment”.

Item 4A.	Unresolved Staff Comments
None.

Item 5.	Operating and Financial Review and Prospects
The following is a discussion of the financial condition and results of operations for the year ended December 31, 2017, the year ended December 31, 2016, the nine months ended December 31, 2015 and the twelve months ended March 31, 2015 of the Company, and the five months ended May 31,2015.
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
The countries representing our top six markets collectively represented approximately 68% of the total Western European frozen food markets (in terms of retail sales value) and generated 81% of our revenue in 2017. We also sell our products in Ireland, Austria, Belgium (including the Lutosa brand), Finland, Greece, Hungary, Ireland, Portugal, Switzerland, Denmark, The Netherlands and Spain (including the La Cocinera brand). The brands under which we sell our products are “Birds Eye” in the United Kingdom and Ireland, “Findus” in Italy, San Marino, France, Spain, Sweden and Norway and “Iglo” in Germany and other continental markets.
We currently operate nine manufacturing plants, two in Germany, one in Sweden, two in Norway and one in each of the United Kingdom, Spain, Italy and France.
Financings and Acquisitions
On April 28, 2017, we amended and restated our Senior Facilities Agreement (as defined herein) to, among other things, repay our existing term loan facilities and establish new term loan facilities of €500.0 million and $610.0 million, both with maturity dates extended to May 2024. We also extended the maturity date of our €80.0 million revolving credit facility to May 2023.
On May 3, 2017 we issued €400.0 million of 3.250% senior secured notes due 2024 (the "Fixed Rate Senior Secured Notes") and used the proceeds received in connection with the notes offering and the amended and restated Senior Facilities Agreement to repay our existing floating rate senior secured notes due 2020.
On December 20, 2017 we further amended and restated our Senior Facilities Agreement to reprice our $610.0 million and €500.0 million term loan facilities. The margin was reduced by 50 basis points on the U.S. Dollar-denominated term loan and 25 basis points on the Euro-denominated term loan. There were no changes to the maturity dates of the term loan facilities as a result of this amendment. We also established a $50.0 million incremental term loan facility and a €58.0 million incremental term loan facility. On January 31, 2018, the $50.0 million incremental term loan facility was fully drawn and on February 9, 2018, the €58.0 million incremental term loan facility was fully drawn.
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
On June 1, 2015, we consummated our initial acquisition by purchasing Iglo Foods Holdings Limited (now known as Nomad Foods Europe Holdings Limited), a leading frozen food manufacturer and distributor in Europe. We paid an aggregate purchase price of €2.6 billion, including assumed debt of €1.2 billion and the issuance of 13,743,094 ordinary shares (the “Iglo Seller Shares”) to the seller, Permira Funds. On June 12, 2017, we repurchased 9,779,729 of our shares beneficially owned by Permira Funds at a purchase price of $10.75 (approximately €9.60) per share, which represents a 25% discount to the closing price of our ordinary shares on June 9, 2017, for an aggregate purchase price of $105.1 million (approximately €93.9 million), in final settlement of indemnity claims against an affiliate of Permira Funds, of legacy tax matters that predated the Iglo Acquisition. The aggregate purchase price was funded from our cash on hand and the ordinary shares were retired. The ordinary shares were previously held in escrow since the closing of the acquisition pending resolution of such claims.

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
On September 11, 2017, in connection with the registered underwritten public offering of 33,333,334 of our ordinary shares by certain funds managed by Pershing Square Capital Management, L.P., we purchased 7,063,643 ordinary shares from the underwriters in the offering at a price of $14.16 (approximately €11.84), the price payable by the underwriters to the selling shareholders. We did not sell any ordinary shares in the offering and did not receive any of the proceeds from the offering. We used cash on hand to fund the repurchase of the ordinary shares.
On January 17, 2018 we entered into an agreement to acquire Green Isle Foods Ltd. including the Goodfella's and San Marco brands, in an all cash deal valued at £200 million (approximately €225 million). We anticipate this acquisition to be completed in the second quarter 2018 and we expect this will enlarge our portfolio of brands to include the number one and number two market share positions within the frozen pizza category in Ireland and the UK, a successful frozen private label pizza business, and two frozen pizza manufacturing facilities.
Accounting for the Iglo Acquisition
Effective from the date of the Iglo Acquisition, we have reflected the Iglo Acquisition in our consolidated financial statements prepared in accordance with IFRS. The Iglo Acquisition is accounted for using the purchase method as required by IFRS 3 “Business Combinations”. The net assets of the Iglo Group have been adjusted to our estimate of fair value as of June 1, 2015, the date when control of the Iglo Group passed to us. The excess of the costs of acquisition over the fair value of the assets and liabilities of the Iglo Group has been recorded as goodwill. We have completed the assessment of the purchase price allocation and such fair values are final.
Accounting for the Findus Acquisition
We have reflected the Findus Acquisition in our consolidated financial statements prepared in accordance with IFRS from the date of the acquisition, November 2, 2015. In the nine months ended December 31, 2015 we present two months of operations in our consolidated results.
We have accounted for the Findus Acquisition using the purchase method as required by IFRS 3 “Business Combinations”. The net assets of the Findus Acquisition has been adjusted to fair value as of November 2, 2015, the date when control passed to us. The excess of the costs of acquisition over the fair value of the assets and liabilities of the Findus Acquisition is recorded as goodwill. The fair values have been completed and as such the purchase price allocation and fair values are final.
Critical Accounting Estimates and Judgments
Information relating to “Critical Accounting Estimates and Judgments” are described in detail and are reported in Note 4 to the Financial Statements.
Recently Issued and Not Yet Adopted Accounting Pronouncements under IFRS
Information relating to “IFRSs not yet adopted” are described in detail and are reported in Note 3 to the Financial Statements.

A.	Operating Results
Overview of Results

	Successor	Successor	Successor	Successor	Predecessor
	Year ended December 31, 2017	Year ended December 31, 2016	9 months ended December 31, 2015	Year ended March 31, 2015	5 months ended May 31, 2015
	€m	€m	€m	€m	€m
Statement of Income data:
Revenue	1,956.6	1,927.7	894.2	—	640.3
Cost of sales	(1,357.2)	(1,356.7)	(663.0)	—	(417.9)
Gross profit	599.4	571.0	231.2	—	222.4
Other operating expenses	(319.3)	(298.4)	(138.6)	(0.7)	(109.5)
Exceptional items	(37.2)	(134.5)	(58.1)	(0.7)	(84.3)
Charge related to Founder Preferred Shares Annual Dividend Amount	—	—	(349.0)	(165.8)	—
Credit/(Charge) related to Warrant Redemption Liability	—	—	0.4	(0.4)	—
Operating profit/(loss)	242.9	138.1	(314.1)	(167.6)	28.6
Finance income	7.2	24.2	8.7	0.1	2.0
Finance costs	(81.6)	(86.3)	(44.2)	—	(117.7)
Net finance (costs)/income	(74.4)	(62.1)	(35.5)	0.1	(115.7)
Profit/(loss) before tax	168.5	76.0	(349.6)	(167.5)	(87.1)
Taxation	(32.0)	(39.6)	12.3	—	(40.9)
Profit/(loss) for the period	136.5	36.4	(337.3)	(167.5)	(128.0)
The table below presents certain additional key performance indicators:

	Successor	Successor	Successor	Successor	Predecessor
	Year ended December 31, 2017	Year ended December 31, 2016	9 months ended December 31, 2015	Year ended March 31, 2015	5 months ended May 31, 2015
(€ in millions, except percentages)	€m	€m	€m	€m	€m
Gross margin(1)	30.6%	29.6%	25.9%	—%	34.7%
Adjusted EBITDA(2)	328.1	324.9	156.3	(0.7)	125.4
Adjusted EBITDA margin(3)	16.8%	16.9%	17.5%	n.p.	19.6%

(1)	Gross Margin. Gross margin represents gross profit as a percentage of revenue for the relevant period.

(2)
Adjusted EBITDA. EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude (when they occur) exited markets, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, the impact of share based payment charges, charges relating to the Founder Preferred Shares Annual Dividend Amount, charges relating to the redemption of warrants and other unusual or non-recurring items. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis. Accordingly, the information has been disclosed in this annual report to permit a more complete and comprehensive analysis of our operating performance. You should exercise caution in comparing our Adjusted EBITDA with similarly titled measures of other companies, as the definition may not be comparable. Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

(3)
Adjusted EBITDA Margin. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue for the relevant period. Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures and you should not consider them an alternative or substitute to operating profit or operating margin as a measure of operating performance.

The following table reconciles profit/(loss) for the period to Adjusted EBITDA for the relevant period as follows:

	Successor	Successor	Successor	Successor	Predecessor
	Year ended December 31, 2017	Year ended December 31, 2016	9 months ended December 31, 2015	Year ended March 31, 2015	5 months ended May 31, 2015
	€m	€m	€m	€m	€m
Profit/(loss) for the period	136.5	36.4	(337.3)	(167.5)	(128.0)
Taxation	32.0	39.6	(12.3)	—	40.9
Net financing costs/(income)	74.4	62.1	35.5	(0.1)	115.7
Depreciation and amortization	42.4	51.1	21.8	—	12.5
Exceptional items (1)	37.2	134.5	58.1	0.7	84.3
Other add-backs (2)	5.6	1.2	—	—	—
Net purchase-price adjustment-inventory step up (3)	—	—	37.0	—	—
Net purchase-price adjustment for cash flow hedge accounting (4)	—	—	4.9	—	—
Change in Founder Preferred Shares Annual Dividend Amount and Warrant redemption (5)	—	—	348.6	166.2	—
Adjusted EBITDA	328.1	324.9	156.3	(0.7)	125.4

(1)
Adjustment to eliminate exceptional items which management believes are non-recurring and do not have a continuing impact. Details of what has been identified as exceptional is included in the Results of Operations for each reporting period as set out in this item.

(2)
Other add-backs include the elimination of share-based payment charges of €2.6 million and elimination of M&A related investigation costs, professional fees, transaction costs and purchase accounting related valuations of €3.0 million. We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.

(3)	Adjustment to add back the one-off impact of accounting for inventory purchased in an acquisition at fair value rather than cost.

(4)	Adjustment to add back the one-off impact of derivatives acquired in an acquisition for which the previous hedging relationship can no longer be continued.

(5)
Adjustment to add back charges related to Founder Preferred Shares Annual Dividend Amount and Warrant redemption which are not considered to be operational costs. Further details are contained in the Results of Operations for each reporting period as set out in this item.

Description of Key Line Items and Certain Key Performance Indicators
Set forth below is a brief description of key items from our consolidated statements of income. For additional information, see Note 3 to our audited consolidated financial statements which appear elsewhere in this annual report.
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
Adjusted EBITDA. EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude (when they occur) exited markets, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, the impact of share based payment charges, charges relating to the Founder Preferred Shares Annual Dividend Amount, charges relating to the redemption of warrants and other unusual or non-recurring items. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.
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

A significant portion of our operations have functional currencies other than Euro (principally Pound Sterling). In preparing its financial statements, translations in currencies other than our functional currency are recognized at the rates of exchange prevailing at the dates of transaction. Accordingly, our results for each of the periods presented below have been impacted by fluctuations in foreign exchange rates. Where material, the impact of translation of currency on results has been provided.
Results of Operations for the Year Ended December 31, 2017 and the Year ended December 31, 2016

	Successor	Successor
	Year ended December 31, 2017	Year ended December 31, 2016
Statement of Income data:	€m	€m
Revenue	1,956.6	1,927.7
Cost of sales	(1,357.2)	(1,356.7)
Gross profit	599.4	571.0
Other operating expenses	(319.3)	(298.4)
Exceptional items	(37.2)	(134.5)
Operating profit	242.9	138.1
Finance income	7.2	24.2
Finance costs	(81.6)	(86.3)
Net finance costs	(74.4)	(62.1)
Profit before tax	168.5	76.0
Taxation	(32.0)	(39.6)
Profit for the period	136.5	36.4
Revenue for the year ended December 31, 2017 was €1,956.6 million (year ended December 31, 2016: €1,927.7 million). The 1.5% revenue increase is driven from both a 3% increase due to volume and mix and a 1% increase in revenue due to pricing in our Italy, Germany and United Kingdom markets, offset by unfavorable currency translation movements of 2% and one less trading day of 0.5%.
Gross profit, defined as revenue less cost of sales, increased €28.4 million to €599.4 million for the year ended December 31, 2017 from €571.0 million for the year ended December 31, 2016. Gross Margin, defined as gross profit as a percentage of revenue, grew 100 basis points to 30.6% from 29.6% in the year ended December 31, 2016 primarily due to:

•	Mix benefit between categories and countries generated a 110 basis point benefit, largely driven by growth in German and Italian markets which have a higher than average gross margin;

•	80 basis point benefit from pricing and promotional efficiencies; partially offset by

•	80 basis point decrease from unfavorable foreign exchange driven cost increases, primarily in the United Kingdom post the Brexit announcement.

•	10 basis point reduction due to unfavorable translational foreign exchange.
Other operating expenses increased to €319.3 million for the year ended December 31, 2017 (year ended December 31, 2016: €298.4 million). The increase of €20.9 million was driven by the reinstatement of the employee bonus, partly offset by savings in our overhead cost base. Advertising and promotion decreased 1% to €113.1m, despite increased consumer facing media activity, which benefited from a favorable foreign exchange impact of 2%.

Exceptional items of €37.2 million were incurred in the year ended December 31, 2017 (year ended December 31, 2016: €134.5 million). Included in this charge are costs incurred in relation to the implementation of the Nomad strategic vision, which primarily relates to changes to the organizational structure to align behind core products and implement net revenue management initiatives of €18.8 million (year ended December 31, 2016: €7.0 million). Supply chain reconfiguration costs primarily related to restructuring activities in Sweden of €14.0 million (year ended December 31, 2016: €84.3 million). Costs of the Findus Group integration which in the current period primarily relates to the rollout of the Nomad ERP system of €15.1 million (year ended December 31, 2016: €29.6 million). Costs related to transactions of €3.2 million which relates to enhanced control compliance procedures in territories, including significant non-recurring consultant and audit costs (year ended December 31, 2016: €4.8 million relating predominantly to the Iglo and Findus Acquisitions). Offsetting these costs are a net income on settlement of legacy matters relating to periods prior to acquisition of the Findus and Iglo businesses of €5.6 million (year ended December 31, 2016: charge of €1.8 million) and net income related to the re-measurement of indemnification assets of €8.3 million (year ended December 31, 2016: charge of €10.4 million).
Net finance costs of €74.4 million in the year ended December 31, 2017 (year ended December 31, 2016: €62.1 million) include €50.1 million of interest payable on long term borrowings and other cash pay interest expenses net of hedges (year ended December 31, 2016: €68.7 million), €20.1 million of financing costs incurred in order to refinance and amend debt facilities, €4.8 million of other interest and finance costs (year ended December 31, 2016: €8.3 million), €2.7 million of amortization of capitalized borrowing costs (year ended December 31, 2016: €5.0 million) and a loss of €3.9 million resulting from the translation of foreign currency-denominated financial assets and liabilities into Euros (year ended December 31, 2016: gain of €18.3 million). This is offset by gains on derivatives designated as fair value through profit and loss of €7.0 million (year ended December 31, 2016: loss of €4.3 million) and other finance income of €0.2 million (year ended December 31, 2016: €5.9 million).
There was a tax charge in the year ended December 31, 2017 of €32.0 million based on the underlying taxable profits. A taxation charge of €39.6 million was booked in the year ended December 31, 2016 which included charges for the provision for historic exposures. The difference was due to non-taxable items (such as non tax-deductible interest and provisions that are not tax effected), partially offset by the non-recognition of deferred tax assets on certain tax losses.
Results of Operations for the Year ended December 31, 2016 and the nine months ended December 31, 2015

	Successor	Successor
	Year ended December 31, 2016	9 months ended December 31, 2015
Statement of Income data:	€m	€m
Revenue	1,927.7	894.2
Cost of sales	(1,356.7)	(663.0)
Gross profit	571.0	231.2
Other operating expenses	(298.4)	(138.6)
Exceptional items	(134.5)	(58.1)
Charge related to Founder Preferred Shares Annual Dividend Amount	—	(349.0)
Credit related to Warrant Redemption Liability	—	0.4
Operating profit/(loss)	138.1	(314.1)
Finance income	24.2	8.7
Finance costs	(86.3)	(44.2)
Net finance costs	(62.1)	(35.5)
Profit/(loss) before tax	76.0	(349.6)
Taxation	(39.6)	12.3
Profit/(loss) for the period	36.4	(337.3)
The figures for the year ended December 31, 2016 represent a full twelve months of operations of both the Iglo Group and the Findus acquisition compared with the nine months ended December 31, 2015 representing seven months of operations of the Iglo Group from June 2015 through to December 2015 and two months of operations of the Findus Acquisition from November through to December 2015. The comments below are on that basis.

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
Exceptional items of €134.5 million were incurred in the year ended December 31, 2016 (nine months to December 31, 2015: €58.1 million). Included in this charge are supply chain reconfiguration costs of €84.3 million (nine months to December 31, 2015: €nil), primarily related to restructuring activities in Sweden, Findus Group integration costs of €29.6 million (nine months to December 31, 2015: €4.5 million), losses on re-measurement of indemnification assets costs of €10.4 million (nine months to December 31, 2015: €nil), investigation of strategic opportunities of €7.0 million (nine months to December 31, 2015: €7.7 million), costs related to transactions of €4.8 million as a result of the New York Stock Exchange listing (nine months to December 31, 2015: €34.1 million relating predominantly to the Iglo and Findus Acquisitions), costs related to long-term management incentive plans of €1.9 million (nine months to December 31, 2015: €3.5 million) and a charge of €1.8 million for settlement of legacy matters relating to periods prior to acquisition of the Findus and Iglo businesses, primarily for legacy tax audits (nine months to December 31, 2015: €1.9 million). These are offset by an income for other restructuring costs of €1.0 million (nine months to December 31, 2015: charge of €8.9 million) and net income related to the Cisterna fire of €4.3 million (nine months to December 31, 2015: €2.5 million).
Net finance costs of €62.1 million in the year ended December 31, 2016 (nine months ended December 31, 2015: €35.5 million) include €68.7 million of interest payable on long term borrowings and other cash pay interest expenses (nine months ended December 31, 2015: €38.8 million), €8.3 million of other interest and finance costs (nine months ended December 31, 2015: €2.8 million), €5.0 million of amortization of capitalized borrowing costs (nine months to December 31, 2015: €2.1 million) and losses on derivatives designated as fair value through profit and loss of €4.3 million (nine months ended December 31, 2015: gain of €4.3 million). This is offset by a gain of €18.3 million resulting from the translation of foreign currency-denominated financial assets and liabilities into Euros (nine months to December 31, 2015: loss of €0.5 million) and finance income of €5.9 million (nine months ended December 31, 2015: €4.4 million).
A tax charge in the year ended December 31, 2016 of €39.6 million was due to increased profitability and provision for historic exposures. A taxation credit of €12.3 million was booked in the nine months ended December 31, 2015 relating to seven months of Iglo and two months of Findus operations.

Results of Operations for the Nine months ended December 31, 2015 and the Year ended March 31, 2015

	Successor	Successor
	9 months ended December 31 2015	Year ended March 31, 2015
Statement of Income data:	€m	€m
Revenue	894.2	—
Cost of sales	(663.0)	—
Gross profit	231.2	—
Other operating expenses	(138.6)	(0.7)
Exceptional items	(58.1)	(0.7)
Charge related to Founder Preferred Shares Annual Dividend Amount	(349.0)	(165.8)
Credit/(Charge) related to Warrant Redemption Liability	0.4	(0.4)
Operating loss	(314.1)	(167.6)
Finance income	8.7	0.1
Finance costs	(44.2)	—
Net finance (costs)/income	(35.5)	0.1
Loss before tax	(349.6)	(167.5)
Taxation	12.3	—
Loss for the period	(337.3)	(167.5)
The figures for the nine months ended December 31, 2015 represent seven months of operations of the Iglo Group from June 2015 through to December 2015 and two months of operations of the Findus Acquisition from November through to December 2015 compared with the year ended March 31, 2015. Prior to the Iglo Acquisition, Nomad had no operations.
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
Exceptional items of €58.1 million in the nine months ended December 31, 2015 relate to the transaction-related costs incurred by Nomad in connection with the Iglo Acquisition and the Findus Acquisition of €28.2 million, other costs related to transactions of €5.9 million, investigation of strategic opportunities of €7.7 million, other restructuring costs of €8.9 million, the Findus Group integration costs of €4.5 million, costs related to management incentive plans of €3.5 million, a charge of €1.9 million for liabilities relating to periods prior to acquisition of the Findus and Iglo businesses, primarily for legacy tax audits and net income related to the Cisterna fire of €2.5 million.
Net finance costs of €35.5 million in the nine months ended December 31, 2015 relate to €38.8 million of interest payable on debt assumed as part of the Iglo Acquisition, €4.9 million of other interest and finance costs and €0.5 million resulting from the translation of foreign currency-denominated financial assets and liabilities into Euros offset by finance income of €4.4 million and a gain on derivatives designated as fair value through profit and loss of €4.3 million.

A taxation credit of €12.3 million was booked in the nine months ended December 31, 2015 relating to seven months of Iglo and two months of Findus operations.

B.	Liquidity and Capital Resources
Overview
We believe that cash flow from operating activities, available cash and cash equivalents and our access to our revolving credit facility will be sufficient to fund our liquidity requirements for at least the next 12 months. At December 31, 2017, we had €385.0 million of total liquidity, comprising €219.2 million in cash, €66.0 million of available borrowings under our revolving credit facility, as well as available borrowings of €58.0 million and $50.0 million (€41.8 million) from the Facility B5 and B6 loans. We also expect to continue to raise cash through equity and debt offerings when it is advisable to do so. Our principal liquidity requirements have been, and we expect will be, for working capital and general corporate purposes, including capital expenditures and debt service, as well as to identify and effect strategic acquisitions.
Restricted Cash
Nomad had cash and cash equivalents of €219.2 million at December 31, 2017, of which €0.2 million was restricted. This compares with cash and cash equivalents of €329.5 million at December 31, 2016 of which €4.2 million was restricted. Cash may be restricted due to cash held in ring fenced accounts as collateral for guarantees or funds held in escrow accounts.
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
The following table summarizes net cash flows with respect to our operating, investing and financing activities for the periods indicated:

	Successor	Successor	Successor	Successor	Predecessor
	Year ended December 31, 2017	Year ended December 31, 2016	9 months ended December 31, 2015	Year ended March 31, 2015	5 months ended May 31, 2015
		€m	€m	€m	€m
Net cash provided by / (used in) operating activities	193.8	282.1	48.0	(0.5)	78.7
Net cash used in investing activities	(42.6)	(50.4)	(959.8)	(295.6)	(6.3)
Net cash (used in) / provided by financing activities	(241.8)	(67.7)	952.5	353.5	(29.4)
Net (decrease)/increase in cash and cash equivalents	(90.6)	164.0	40.7	57.4	43.0
Cash and cash equivalents at end of the period	219.2	329.5	186.1	126.8	268.4
Net Cash from Operating Activities
Net cash from operating activities was €193.8 million for the year ended December 31, 2017, down from €282.1 million for the year ended December 31, 2016. The €88.3 million decrease was primarily the result of cash flows related to exceptional items of €99.5 million compared to €49.2 million in the year ended December 31, 2016, as well as cash flows relating to tax of €65.2 million compared to €24.9 million in the year ended December 31, 2016.
Net cash from operating activities was €282.1 million for the year ended December 31, 2016, up from €48.0 million for the nine months ended December 31, 2015. The €234.1 million increase was primarily the result of including twelve months of Iglo and Findus operations compared to the nine months ended December 31, 2015, which include seven months of Iglo operations and two months of Findus operations.

Net cash used in operating activities for the year ended March 31, 2015 was primarily related to ongoing costs and expenses prior to the Iglo Acquisition.
Net cash used in operating activities for the five months ended May 31, 2015 related to ongoing operations.
Net Cash Used in Investing Activities
Net cash used in investing activities was €42.6 million for the year ended December 31, 2017, compared to net cash used in investing activities of €50.4 million for the year ended December 31, 2016. The outflow in the year ended December 31, 2017 was due to capital expenditures.
Net cash used in investing activities was €50.4 million for the year ended December 31, 2016, compared to net cash used in investing activities of €959.8 million for the nine months ended December 31, 2015. The outflow for the year ended December 31, 2016 included capital expenditures as well as a payment of €8.0 million of deferred consideration for the Frudesa brand. The outflow in the nine months ended December 31, 2015 was primarily due to the Iglo Acquisition of €693.6 million, the Findus Acquisition of €556.9 million and offset by redemption of portfolio investments of €312.1 million.
Net cash used in investing activities was €295.6 million for the year ended March 31, 2015, relating to investment of our cash prior to the Iglo Acquisition.
Net cash used in investing activities was €6.3 million for the five months ended May 31, 2015 primarily related to capital expenditures.
Net Cash Provided by Financing Activities
Net cash used in financing activities was €241.8 million for the year ended December 31, 2017 compared to net cash used in financing activities of €67.7 million for the year ended December 31, 2016. The outflow for the year ended December 31, 2017 relates primarily to payments of €177.6 million for the repurchase of the Company's own shares and payments of €16.7 million for fees incurred as part of the refinancing of the Company's debt arrangements, partially offset by decreased cash interest expense.
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
Capital Expenditures
Our capital expenditures in 2017 consisted, and in 2018 we expect to consist of, primarily expenditures for factory capacity expansion and maintenance, cost savings projects, information systems, innovation, regulatory compliance, acquisitions, including the Green Isle Foods Ltd. acquisition and other items.
The following table sets forth our capital expenditures for the periods indicated, including as a percentage of revenue:

	Successor	Successor	Successor	Successor	Predecessor
	Year ended December 31, 2017	Year ended December 31, 2016	9 months ended December 31, 2015	Year ended March 31, 2015	5 months ended May 31, 2015
	€m	€m	€m	€m	€m
Capital expenditures	42.6	42.4	21.4	—	6.3
Capital expenditure as a % of revenue	2.2%	2.2%	2.4%	—	1.0%

Debt
Senior Facilities Agreement.
On April 28, 2017, we entered into an Amendment and Restatement Agreement with Nomad Foods Europe Midco Limited, Credit Suisse AG, London Branch, as security agent and agent on behalf of certain other finance parties thereto, and the other lenders and parties thereto relating to that certain Senior Facilities Agreement dated July 3, 2014 (as amended and restated from time to time, including pursuant to amendment and restatement agreements dated October 23, 2015, April 28, 2017 and December 20, 2017, the "Senior Facilities Agreement"). Pursuant to the Amendment and Restatement Agreement, as of the closing of the refinancing on May 3, 2017, the Senior Facilities Agreement was amended and restated to, among other things (i) refinance the existing term loan facilities by establishing a €500.0 million term loan facility and a $610.0 million term loan facility, both with maturity dates extending to May 2024, (ii) extend the maturity of its €80.0 million revolving credit facility until May 2023 and (iii) renegotiate the terms of certain covenants contained therein, each as more fully described in the Senior Facilities Agreement. The Euro denominated term loan bears interest at a rate per annum equal to EURIBOR plus 3.00% and each of the USD denominated term loan and revolving facility bears interest at a rate per annum equal to LIBOR/EURIBOR (as applicable) plus 2.75%. If EURIBOR or LIBOR is less than zero, EURIBOR or LIBOR (as the case may be) shall be deemed to be zero. Pursuant to the Amendment and Restatement Agreement, at the closing, we also entered into an amended and restated Intercreditor Agreement originally dated July 3, 2014 with Credit Suisse AG, London Branch, as security agent and certain other parties thereto.
In order to match its underlying cash flows the Company has entered into a number of cross-currency interest rate swaps. In exchange for $610.0 million the Company has received €299.3 million and £226.7 million. The derivatives are designed to minimize the exposure to movements in foreign currency exchange rates and movements in interest rates. In exchange for receiving cash flows in USD matching the payments of principal and interest due under the Senior USD debt, the Company will pay fixed amounts of interest and principal on notional amounts of GBP and EUR. All of the USD to EUR swaps have been designated as a cash flow hedge whilst EUR to GBP swaps to the value of £187.6 million have been designated as a net investment hedge.
On December 20, 2017, we entered into an Amendment and Restatement Agreement with Credit Suisse AG, London Branch, as security agent and agent on behalf of certain other finance parties thereto, and the other lenders and parties thereto relating to the Senior Facilities Agreement to, among other things, (i) reprice the €500.0 million term facility (the "Facility B3 Loan") and the $610.0 million term facility (the "Facility B4 Loan" and together with the Facility B3 Loan, the "New Facility Loans") and (ii) establish a €58.0 million incremental term facility (the "Facility B5 Loan") and a $50.0 million incremental term facility (the "Facility B6 Loan" and together with the New Facility Loans and the Facility B5 Loan, the "Facility Loans"), each as more fully described in the Senior Facilities Agreement. Following the closing, the margin on the Facility B3 Loan is 25 basis points lower than that on the existing €500.0 million term facility (the "Facility B1 Loan") and the margin on the Facility B4 Loan is 50 basis points less than that on the existing $610.0 million term facility (the "Facility B2 Loan" and together with the Facility B1 Loan, the "Existing Facility Loans"). This reduction is expected to result in approximately €3.7 million of annual cash interest savings.
Concurrently with the creation of the New Facility Loans, the Existing Facility Loans (to the extent they were not rolled into the New Facility Loans) were paid in full. Each of the Facility Loans has a maturity date of May 2024, which is the same as the maturity date of the Existing Facility Loans. Each of the Euro denominated term loans bears interest at a rate per annum equal to EURIBOR plus 2.75% per annum and each of the USD denominated term loans bears interest at a rate per annum equal to LIBOR (as applicable) plus 2.25% per annum. If EURIBOR or LIBOR is less than zero, EURIBOR or LIBOR (as the case may be) shall be deemed to be zero. Except as set forth in the Senior Facilities Agreement and as described above and subject to the re-setting of the 6 month soft-call period (i) the Facility B3 Loan and the Facility B5 Loan had identical terms as the existing Facility B1 Loan and (ii) the Facility B4 Loan and the Facility B6 Loan had identical terms as the existing Facility B2 Loan and, in each case, are (or were) otherwise subject to the provisions of the Senior Facilities Agreement. On January 31, 2018, the $50.0 million incremental term facility was fully drawn and on February 9, 2018, the €58.0 million incremental term facility was fully drawn.
In addition, the Senior Facilities Agreement has an €80.0 million revolving credit facility of which up to €22.0 million can be used for the issuance of letters of credit.
The revolving credit facility matures on May 15, 2023 and bears interest at a rate per annum equal to LIBOR or, in relation to any loan in Euro, EURIBOR, plus the applicable margin. The applicable margin is 2.75% per annum. Interest on the revolving credit facility is payable at the end of each interest period which, at the option of the borrower, may be one, two, three or six months or any other period agreed with the facility agent.

As of December 31, 2017, we had approximately €1,009.5 million (December 31, 2016; €964.2 million) of indebtedness outstanding under our term loan facilities and no amounts outstanding under our revolving credit facility, other than €14.0 million (December 31, 2016; €13.2 million) in stand-by letters of credit.
The Senior Facilities Agreement contains certain customary negative operating covenants (certain of which are not applicable depending on the ratio of Consolidated Total Net Debt to Consolidated EBITDA) and other customary provisions relating to events of default, including non-payment of principal, interest or fees, misrepresentations, breach of covenants, creditor process, cross default to other indebtedness of the borrowers and its subsidiaries in excess of €35.0 million, cessation of business, and material adverse change. We shall ensure that if, in respect of any Relevant Period ending after the Closing Date, the aggregate amount of: (i) all Revolving Facility Loans; (ii) drawn Letters of Credit; and (iii) Ancillary Outstanding’s (but excluding Ancillary Outstanding’s by way of undrawn letters of credit and undrawn bank guarantees under the relevant Ancillary Facility), (together the “RCF Drawings”) calculated as at the last day of each such Relevant Period, is equal to or exceeds 40% of the Total Revolving Facility Commitments as at such date, Debt Cover in respect of that Relevant Period shall not exceed 8.00:1.
Fixed Rate Senior Secured Notes due 2024.  On May 3, 2017, we entered into an indenture with Nomad Foods Bondco Plc, our indirect, wholly-owned subsidiary, our direct and indirect subsidiaries named as guarantors therein (together with us, the "Guarantors") and Deutsche Trustee Company Limited, as trustee thereunder, pursuant to which we issued €400.0 million aggregate principal amount of 3.250% Fixed Rate Senior Secured Notes. The Fixed Rate Senior Secured Notes will mature on May 15, 2024. Interest on the Fixed Rate Senior Secured Notes will accrue at the rate of 3.25% per annum and is payable semi-annually in arrears. The Fixed Rate Senior Secured Notes are fully and unconditionally guaranteed on a senior basis by the Guarantors, subject to the limitations set forth in the indenture. The Fixed Rate Senior Secured Notes are currently admitted to the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF Market. We used the proceeds received in connection with the Fixed Rate Senior Secured Notes offering and the Senior Facilities Agreement, as amended on May 3, 2017, to repay the €500.0 million floating rate senior secured notes due 2020.
The indenture contains customary events of default and customary covenants including limitations on indebtedness, restricted payments, liens, restrictions on distributions from restricted subsidiaries, sales of assets and subsidiary stock, affiliate transactions, our activities, such as merger, conveyance, transfer or lease of all or substantially all of our assets, and compliance requirements with respect to additional guarantees, reporting, additional intercreditor agreements, payment of notes, withholding taxes, change of control, compliance certificate, payments for consent and listing requirements.
The Fixed Rate Senior Secured Notes are redeemable at our option in whole or in part, from time to time, upon not less than 10 nor more than 60 days' prior notice on or after May 15, 2020 at redemption prices specified in the indenture plus accrued and unpaid interest to the redemption date.
Pension Plans
We maintain defined benefit pension plans in Germany, Sweden, Italy and Austria as well as various defined contribution plans in other countries. The defined benefit pension plans are partially funded in Germany and Austria and unfunded in Sweden and Italy. All defined benefit pension plans are closed to new entrants and there is no current requirement to fund the deficit in any plan. We also maintain various defined contribution pension plans in other countries, the largest of which include Sweden and the United Kingdom. In most countries, long term service awards are in operation.
For accounting purposes, as of December 31, 2017 (based on the assumptions used), the deficit for the net employee benefit obligations equaled €188.4 million (December 31, 2016: €190.9 million).
For the year ended December 31, 2017 pension costs related to defined benefit, defined contributions and long-term benefit plans equated to €18.2 million. For the year ended December 31, 2016 pension costs related to defined benefit, defined contributions and long-term benefit plans equated to €17.3 million. For the nine months ended December 31, 2015, such costs equaled €8.2 million. This includes all costs related to the pension schemes and other long-term benefits plans as well as associated interest costs.
For additional information, see Note 23 “Employee benefits” to our audited consolidated financial statements which appear elsewhere in this annual report.
A description of our principal accounting policies, critical accounting estimates and key judgments is set out in Note 3 and Note 4 to our audited consolidated statements which appear elsewhere in this annual report.

C.	Research and development, patents and licenses, etc.
We focus our efforts on renovation of core products and our investment in market research on ensuring that the products we launch overcome penetration barriers. In addition, we operate a structured stage gate process through which we take new products from idea generation, through concept screening, concept/products laboratories and early volume sizing, to final validation.
We operate one central “Category Marketing Operational Review Board” (“CMOR”) which is responsible for reviewing and approving innovations across the Company. Our research and development team is centralized, allowing us to leverage our investment in research development across our markets, thus maximizing our ability to generate successful innovations efficiently.
We spent €15.4 million for the year ended December 31, 2017, €13.3 million in the year ended December 31, 2016, €12.1 million for the nine months ended December 31, 2015, €nil in the year ended March 31, 2015 and €7.2 million in the five months ended May 31, 2015 on company-sponsored research and development activities.

D.	Trend information
We are subject to the following key industry trends and challenges which have impacted, and may continue to impact, our business, operations and financial performance:

1.
Consumer Preferences. Consumer preferences drive demand for our products. There are a number of trends in consumer preferences which are having an impact on us and the frozen food industry as a whole. These include preferences for speed, convenience and ease of food preparation; natural, nutritious and well-proportioned meals; and products that are sustainably sourced and produced and are otherwise environmentally friendly. Our results of operation depend in large part on the continued appeal of our products and, given the varied backgrounds and tastes of our customer base, our ability to offer a sufficient range of products to satisfy a broad spectrum of preferences. In order to address consumer needs and ensure the continued success of our products, we aim to introduce new products, renovate core products and extend existing product lines on a timely basis.

2.
Competition. In addition to the competition we face from traditional, well-established branded frozen food manufacturers, over the last few years we have seen increased competition from the discounter channel. Discounters are supermarket retailers which offer food and grocery products at discounted prices and which typically focus on non-branded rather than branded products. The discounter channel has been growing at a faster rate than the traditional retailer channels over the last several years. To address this growing trend, we intend to pursue opportunities to increase our presence with the discounter channel, particularly the hard discounter channel. With the growth of the discounter channel, in an effort to compete, our traditional retail customers have increased their offering of their own private label products. Because these customers control the shelf space allocations within their stores, they may allocate more shelf space to their private label products in accordance with their respective promotional strategies. To address decreases in shelf space allocated to our products, we have expanded our focus on “category captaincy”. As a “category captain”, we cooperate with retailers and invest in the strategic development of our food categories. As we increase our influence with retailers, we expect this will translate into an increased share of shelf space and provide more favorable positioning of our products relative to the competition.

3.
Shopping Habits. The online grocery retail channel is growing faster than traditional grocery retail formats across developed markets. Consumers with increasingly busy lifestyles are choosing the online grocery channel as a more convenient and faster way of purchasing their food products, and are also increasingly using the internet for meal ideas. Frozen foods particularly benefit from the online channel as the advantages to the consumer of outsourcing transportation of frozen food to the retailer are greater than in other categories, and also because some of the barriers to purchasing in-store (e.g. colder aisles) are removed for the consumer online. We are responding to the growing consumer shift to digital and mobile technologies, particularly in the United Kingdom, by investing in technology platforms and partnering with retailers that are executing their own e-commerce strategies to meet changing consumer habits.

E.	Off-balance sheet arrangements
We did not have any material off-balance sheet arrangements during the reported periods.

F.	Tabular disclosure of contractual obligations
The following table summarizes our estimated material contractual cash obligations and commercial commitments as of December 31, 2017, and the future periods in which such obligations are expected to be settled in cash:

	Cash payments due by period
(€ in millions)	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long term debt	1,409.5	5.1	10.2	10.2	1,384.0
Long term debt—interest (1)	292.4	46.3	92.0	91.2	62.9
Cross currency interest rate swap payments (2)	916.2	29.1	57.3	829.8	—
Cross currency interest rate swap receipts (2)	(885.5)	(32.0)	(63.0)	(790.5)	—
Forward contracts - Sell (2)	484.0	484.0	—	—	—
Forward contracts - Buy (2)	(479.6)	(479.6)	—	—	—
Operating leases (3)	168.3	17.8	26.1	17.8	106.6
Purchase commitments (4)	300.8	183.2	72.7	44.9	—
Total (5)	2,206.1	253.9	195.3	203.4	1,553.5

(1)
Represents estimates of future interest payable, which will depend upon the timing of cash flows as well as fluctuations in the applicable interest rates and the Company’s debt structure. These forecasts have been compiled using the debt structure as at December 31, 2017 with constant foreign exchange and interest rates until the debt matures in 2024.

(2)	Cross currency interest rate swap payments and forward contracts are presented alongside receipts to show the net liability.

(3)
Excludes contractual annual increases linked to inflation indices. A proportion of these contractual commitments are included in the consolidated balance sheet within provisions where no future economic benefit will be received.

(4)
Represents capital and raw material expenditures as well as and long term service contracts which we have committed to make but which are not yet payable. Amounts also exclude provisions already included within the consolidated balance sheet.

(5)
Retirement benefit obligations of €188.4 million are not presented above as the timing of the settlement of these obligations is uncertain. Certain long-term liabilities related to income taxes, insurance accruals, and other accruals included on the consolidated balance sheet are excluded from the above table as we are unable to estimate the timing of payments for these items.

G.	Safe harbor
See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Executive Officers and Directors
The following table lists each of our executive officers and directors and their respective ages and positions as of March 22, 2018.

Name	Director since	Age	Position
Martin E. Franklin	April 4, 2014	53	Co-Chairman
Noam Gottesman	April 4, 2014	56	Co-Chairman
Ian G.H. Ashken	June 16, 2016	57	Director
Jason Ashton	N/A	50	Interim Chief Financial Officer
Stéfan Descheemaeker	May 28, 2015	57	Chief Executive Officer and Director
Mohamed Elsarky	August 22, 2017	60	Director
Jeremy Isaacs CBE	February 16, 2016	54	Director
Paul Kenyon	August 8, 2017	54	Director
James E. Lillie	May 28, 2015	56	Director
Lord Myners of Truro CBE	April 4, 2014	69	Lead Independent Director
Victoria Parry	February 16, 2016	52	Director
Simon White	November 30, 2016	59	Director
Set forth below is a brief biography of each of our executive officers and directors.
Martin E. Franklin, our co-founder and co-Chairman has been a director of Nomad since April 2014. Martin E. Franklin is the founder and CEO of Mariposa Capital LLC and Chairman and controlling shareholder of Royal Oak Enterprises, LLC. Currently, Mr. Franklin is also Founder and Chairman of Platform Specialty Products Corporation, a director of Restaurant Brands International Inc. and a Director of J2 Acquisition Limited. Mr. Franklin was the founder and Chairman of Jarden Corporation ("Jarden") from 2001 until April 2016 when Jarden merged with Newell Brands Inc ("Newell"). Mr. Franklin became Chairman and Chief Executive Officer of Jarden in 2001, and served as Chairman and Chief Executive Officer until 2011, at which time he began service as Executive Chairman. Prior to founding Jarden in 2001, Mr. Franklin served as the Chairman and/or Chief Executive Officer of three public companies: Benson Eyecare Corporation, Lumen Technologies, Inc., and Bollé Inc. between 1992 and 2000. In the last five years, Mr. Franklin served as a director of the following public companies: Newell Brands, Inc., Burger King Worldwide, Inc. (until its transaction with Tim Hortons, Inc. and the creation of Restaurant Brands in December 2014) and Promotora de Informaciones, S.A.
Noam Gottesman, our co-founder and co-Chairman has been a director of Nomad since April 2014. Mr. Gottesman is the Founder and Managing Partner of TOMS Capital LLC, which he founded in 2012. Mr. Gottesman is also a co-founder and non-executive director of Landscape Acquisition Holdings Limited, an acquisition vehicle that completed its $500 million initial public offering and listing on the London Stock Exchange in November 2017. Mr. Gottesman was the co-founder of GLG Partners Inc. and its predecessor entities where he served in various chief executive capacities until January 2012. Mr. Gottesman served as GLG’s chief executive officer from September 2000 until September 2005, and then as its co-chief executive officer from September 2005 until January 2012. Mr. Gottesman was also chairman of the board of GLG following its merger with Freedom and prior to its acquisition by Man Group plc. Mr. Gottesman co-founded GLG as a division of Lehman Brothers International (Europe) in 1995 where he was a Managing Director. Prior to 1995, Mr. Gottesman was an executive director of Goldman Sachs International, where he managed global equity portfolios in the private client group.
Ian G.H. Ashken was the co-founder of Jarden and served as its Vice Chairman and President until the consummation of Jarden’s business combination with Newell in April 2016. Mr. Ashken was appointed to the Jarden board on June 25, 2001 and served as Vice Chairman, Chief Financial Officer and Secretary from September 24, 2001. Mr. Ashken was Secretary of Jarden until February 15, 2007 and Chief Financial Officer until June 12, 2014. Prior to Jarden, Mr. Ashken served as the Vice Chairman and/or Chief Financial Officer of three public companies, Benson Eyecare Corporation, Lumen Technologies, Inc. and Bollé Inc. between 1992 and 2000. Mr. Ashken also serves as a director of Platform Specialty Products Corporation and is a director or trustee of a number of private companies and charitable institutions. During the last five years, Mr. Ashken also previously served as a director of Newell Brands, Inc. and Phoenix Group Holdings.

Jason Ashton became Interim Chief Financial Officer in August 2017. An experienced Finance Director, Jason joined Iglo Group in September 2013 and was most recently Group Finance Director at Nomad Foods Europe. A qualified chartered accountant, Jason spent twelve years at Cadbury, subsequently Mondelez International from 2001 to 2013 where he had a variety of senior finance and management roles. This included the role of Strategy Director for Central and Eastern Europe where he was responsible for mergers and acquisitions. Jason also spent a year as Chief Executive Officer and Chief Financial Officer of the private equity led baby food company, Plum Baby. His early management career included positions at Diageo, Tetley and KPMG. Mr. Ashton is a Fellow of the Institute of Chartered Accountants in England and Wales.
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
Mohamed Elsarky was President and CEO of Godiva Chocolatier Inc. from 2014 to 2017, based in New York and London; he was also a member of the Board. Godiva Chocolatier is the leading global premium chocolate brand and Mr Elsarky was responsible or the company’s global sales spanning more than 100 countries, with 800 retail stores, and several thousand points of sale in global travel retail and domestic market channels. Mr Elsarky joined Godiva in 2010 when he served as President International, directing the company’s strategy and operations across all markets outside US and Canada.Prior to that, Mr Elsarky served as an Operating Partner of Lion Capital, a leading private equity company based in London specializing in consumer brands. He was Executive Chairman of portfolio companies, identifying businesses for acquisition and developing strategies to develop them. He has direct responsibility for two such portfolio companies, Vaasan & Vaasan Group, the leading fresh bakery business in Finland and the Baltic region, and Ad van Gelovan, the market leader in frozen snacks in the Benelux. He was executive Chairman of both companies. From 2004-2006 Mr Elsarky served as President, Northern Europe, based in Paris, for United Biscuits, where he was appointed to lead the turnaround of its Northern European businesses. This included overseeing well-known brands including BN, Delacre, Sultana, McVities and Carr’s crackers. As Managing Director of Jacob’s Bakery from 2002-2004, then under ownership by Danone, Mr Elsarky’s key focus was to return the business to sustainable growth. He eventually recommended to the Danone Board the sale of Jacobs and opted to remain with the Jacobs’ team as it transitioned to United Biscuits. Earlier in his career, from 1988-2001, Mr Elsarky held a number of positions with Kellogg Company, in Australia, Asia and USA. He latterly became Chairman and CEO, Australia and New Zealand. Mr Elsarky is currently a Non-Executive Director of The East India Company in the U.K. He also served as Non-Executive Chairman of British Canoeing, member of the British Olympic Association, member of Australian Council for Children and Parenting and Kids Helpline Charity (Australia).
Jeremy Isaacs is a Founding Partner of JRJ Group. At JRJ Group, Mr. Isaacs is closely involved with the implementation and guidance of fund strategy, as well as the development and execution of portfolio company strategy. Prior to establishing JRJ Group, in late 2008, Mr. Isaacs held senior executive positions with Lehman Brothers with responsibility for businesses outside North America. Mr. Isaacs serves as a non-executive director of Marex Spectron, Food Freshness Technology and Landscape Acquisition Company. He participates in numerous philanthropic activities, holding a range of positions, including Trustee of The J Isaacs Charitable Trust, member of the Bridges Development Fund Advisory Board, and Trustee of the Noah’s Ark Children’s Hospice. Mr. Isaacs is an Honorary Fellow of the London Business School. He served as non-executive director of Imperial College Healthcare NHS Trust from October 2013 to September 2016, and was a member of the British Olympic Advisory Board between 2007 and 2012. Mr. Isaacs was appointed Commander of the Order of the British Empire (CBE) in the 2015 Queen’s Birthday Honours for his services to the NHS.
Paul Kenyon is Chief Financial Officer of C&J Clark Limited, the leading casual shoe brand with retail, online and wholesale operations in around 100 countries. He was previously Chief Financial Officer of Nomad Foods Limited from June 2015 until August 2017, having previously served as Chief Financial Officer of Iglo from June 2012. Mr. Kenyon joined the Iglo Group from AstraZeneca PLC where his most recent role was CFO for AstraZeneca’s Global Commercial business. Prior to that, Mr. Kenyon spent three years as Senior Vice President, Group Finance and for a period held the role of Chairman of AstraTech, AstraZeneca’s medical technology subsidiary, concluding with its successful disposal. Mr. Kenyon’s prior career includes a broad range of senior finance roles at Allied Domecq PLC as well as experience gained at Mars, Incorporated and Courtaulds PLC. Mr. Kenyon is a Fellow of the Chartered Institute of Management Accountants.
James E. Lillie served as Jarden’s Chief Executive Officer from June 2011 until the consummation of Jarden’s business combination with Newell in April 2016. He joined Jarden in 2003 as Chief Operating Officer and was named President in 2004 and CEO in June 2011. From 2000 to 2003, Mr. Lillie served as Executive Vice President of Operations at Moore Corporation, Limited. From 1999 to 2000, he served as Executive Vice President of Operations at Walter Industries, Inc., a Kohlberg, Kravis, Roberts & Company (KKR) portfolio company. From 1990 to 1999, Mr. Lillie held a succession of senior level management positions across a variety of disciplines including human resources, manufacturing, finance and operations at World Color, Inc., another KKR portfolio company. Mr. Lillie serves on the board of the US-China Business Council (USBC), a private, nonpartisan, nonprofit organization of American companies that do business in China. Since February 2017, Mr. Lillie has served on the board of directors of Tiffany & Co. and since October 2017 has served on the board of directors of J2 Acquisition Limited.
Lord Myners is Chancellor of the University of Exeter and a member of Court and Council of the London School of Economics and Political Science. He served as the Financial Services Secretary in Her Majesty’s Treasury, the United Kingdom’s finance ministry, from October 2008 to May 2010. Prior to his service at the Treasury, Lord Myners served as chairman or a member of the board of several organizations, including as chairman of Guardian Media Group from 2000 to 2008, director of GLG Partners Inc. from 2007 to 2008, Director of Land Securities Group plc from 2006 to 2008 (chairman from 2007 to 2008), chairman of Marks & Spencer plc from 2004 to 2006, and chairman of Aspen Insurance Holdings Ltd from 2002 to 2007. Lord Myners served as chairman of Platform Acquisition Holdings Limited (now known as Platform Specialty Products Corporation) from April 2013 until its business combination with MacDermid, Incorporated in October 2013. He also served as the chairman of Justice Holdings Limited, a special purpose acquisition company, from February 2011 until its business combination with Burger King Worldwide, Inc. in June 2012. From 1986 to 2001, he served as a director of Gartmore Investment Management Limited. He has also served in an advisory capacity to the United Kingdom Treasury and the United Kingdom Department of Trade & Industry, with particular focus on corporate governance practices. Other positions held by Lord Myners have included chairman of the Trustees of Tate, chairman of the Low Pay Commission, a member of the Court of the Bank of England, a member of the Investment Board of GIC, Singapore’s sovereign wealth fund. Lord Myners is currently serving as a non-executive director of Windmill Hill Asset Management. He is vice chairman of Global Counsel, the non-executive chairman of Autonomous Research LLP, chairman and a partner of Cevian Capital LLP and Chairman of Daniel J Edelman (UK). Lord Myners is a graduate, with honors, from University of London and has an honorary doctorate from the University of Exeter. He is a Visiting Fellow at Nuffield College, Oxford and an Executive Fellow at London Business School. He is a crossbench member of the UK’s House of Lords, the senior chamber in Parliament.
Victoria Parry was Global Head of Product Legal for Man Group plc until April 2013 and now acts as an independent non-executive director and consultant to the funds industry. Prior to the merger of Man Group plc with GLG Partners, Inc. in 2010, she was Senior Legal Counsel for GLG Partners LP. Ms. Parry joined Lehman Brothers International (Europe) in April 1996 where she was Legal Counsel with responsibility for inter alia the activities of the GLG Partners division and left Lehman Brothers in September 2000 upon the establishment of GLG Partners LP. Prior to joining Lehman Brothers in 1996 Ms. Parry practiced as a solicitor with a leading London based firm of solicitors. Ms. Parry graduated from University College Cardiff, with a LLB (Hons) in 1986. Ms. Parry is a solicitor and a member of the Law Society of England and Wales. Ms. Parry is a director of a number of other companies.
Simon White was, until 2014, Chief Operating Officer of Man Group PLC where he was a member of the Executive Committee. Prior to the merger of Man Group PLC with GLG Partners, Inc. in 2010, Mr. White served as Chief Operating Officer of GLG Partners, Inc. from its inception and was also Chief Financial Officer until mid-2008. From 1993 to 2000 he worked at Lehman Brothers in a number of different roles. Since 2014, Mr. White has been involved in leadership roles in a range of early stage businesses with a special focus on FinTech, and is currently a director of Axim Holdings Limited. In 2017 he became a non-executive director of Ask Inclusive Finance and in January 2018 became a non-executive director of Bridge Invest Limited. Mr. White is a Fellow of the Institute of Chartered Accountants in England and Wales.

B.	Compensation of Executive Officers and Directors
This section sets forth for the year ended December 31, 2017: (i) the compensation and benefits provided to our executive officers, (ii) a brief description of the bonus programs in which our executive officers participated, and (iii) the total amounts set aside for pension, retirement and similar benefits for our executive officers. This section also describes the Nomad Long Term 2015 Incentive Plan (“LTIP”) including a summary of the material terms of the LTIP, a description of current executive employment agreements and equity awards granted thereunder, and a description of our director compensation program.
Executive Compensation
Executive Officer Compensation and Benefits for the year ended December 31, 2017
For the year ended December 31, 2017, Nomad’s executive officers received total compensation, including base salary, cash and equity bonus, and certain perquisites, equal to €3.2 million in the aggregate.
Pension, Retirement and Similar Benefits
Our executive officers who participate in our money purchase pension plans do so on generally the same terms as our other employees. The aggregate amount of the employer contributions to this plan for our executive officers during the year ended December 31, 2017 was less than €0.1 million.
Employment Agreements
Chief Executive Officer.  Stéfan Descheemaeker was appointed as the Chief Executive Officer of the Company and as a Director of the Company effective on June 1, 2015. He entered into his Service Agreement with us on June 17, 2015. Under the agreement, Mr. Descheemaeker will receive an annual salary that will be reviewed, but not necessarily increased, on an annual basis .The first review took place in 2017 which increased Mr. Descheemaeker's salary to £714,000. Mr. Descheemaeker is entitled to receive the following benefits under the terms of his agreement:

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
Director Compensation
In 2017, each of our non-executive directors (other than Messrs. Gottesman and Franklin) received, and are entitled to receive in 2018 $50,000 per year together with an annual restricted stock grant issued under the LTIP equal to $100,000 of ordinary shares valued at the date of issue, which vest on the earlier of the date of the following year’s annual meeting of shareholders or 13 months from the issuance date. For those Directors who are members of board committees, each member is entitled to receive an additional $2,000 per year. The chairman of the Audit Committee, currently, is entitled to receive $10,000 per year and the chairmen of the Compensation and Nominating and

Corporate Governance Committees, currently and respectively, are entitled to receive $7,500 per year. Messrs. Gottesman and Franklin will not receive a fee in relation to their services as Directors.
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
Our non-executive directors do not have service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.
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
Compensation Committee
Our Compensation Committee consists of three directors: Messrs. Isaacs, Ashken, and Ms. Parry, and Mr. Isaacs serves as its chairman. Our Compensation Committee is responsible for determining the compensation of our executive officers. The responsibilities of our Compensation Committee as set forth in its charter include the following: assisting the board in evaluating potential candidates for executive positions, determining the compensation of our chief executive officer, making recommendations to the board with respect to the compensation of other executive officers, reviewing our incentive compensation and other equity-based plans, and reviewing, on a periodic basis, director compensation.
Nominating and Corporate Governance Committee
Our Nominating and Corporate Governance Committee (the “N&CG Committee”) consists of three directors: Ms. Parry and Mr. Elsarky, and Lord Myners, and Lord Myners serves as its chairman.

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
As of December 31, 2017, we had approximately 3,875 employees, with such workers being supplemented with temporary staff during peak periods. Approximately 67% of our employees work in our manufacturing operations, with the remaining employees involved in sales, marketing, finance, administration, procurement, logistics, product development, IT and other areas. As of December 31, 2017, we had approximately 801 employees in the United Kingdom, approximately 1,267 employees in Germany, approximately 335 employees in France, approximately 451 employees in Italy and approximately 536 employees in Sweden/Norway. Following are the number of employees by region for the last three years:

Region	2017	2016	2015
United Kingdom	801	809	876
Germany	1,267	1,208	1,258
Italy	451	454	476
Sweden/Norway	536	932	987
France	335	338	371
Other	485	425	427
Total	3,875	4,166	4,395
A substantial number of our employees are members of trade unions in the United Kingdom, Germany or Italy. In total, approximately 50% of our employees are members of a trade union. Our plants are all governed by collective agreements with the respective unions. Our relationships with the trade unions are currently stable.

E.	Share Ownership
The following table sets forth, as of March 20, 2018, certain information regarding the beneficial ownership of our ordinary shares by:

•	each of our current directors;

•	each of our named executive officers officers for the fiscal year ended December 31, 2017; and

•	all of our current directors and current executive officers as a group.
Percentages are based on the 173,968,388 ordinary shares that were issued and outstanding on March 13, 2018.

Director and Executive Officers:	Number		Percentage
Martin E. Franklin	7,162,966	(1)	4.1
Noam Gottesman	10,044,153	(2)	5.8
Ian G.H. Ashken	708,197	(3)	*
Jason Ashton	18,862	(4)	*
Stéfan Descheemaeker	2,380,953	(5)	1.4
Mohamed Elsarky	—	(6)	-
Tania Howarth	11,235		*
Jeremy Isaacs	11,136	(7)	*
Paul Kenyon	10,688	(8)	*
James E. Lillie	708,302	(9)	*
Lord Myners of Truro CBE	83,164	(10)	*
Victoria Parry	6,444	(11)	*
Simon White	26,666	(12)	*
Directors and Executive Officers as a Group (12 persons)	21,172,766		12.2

*	Represents beneficial ownership of less than one percent of ordinary shares outstanding.

(1)
Consists of (i) 4,089,428 ordinary shares held indirectly through the Martin E. Franklin Revocable Trust, (ii) 750,000 Founder Preferred Shares held indirectly through Mariposa Acquisition II, LLC (which are convertible at any time at the option of the holder into ordinary shares on a one-for-one basis) and (iii) 2,323,538 ordinary shares held indirectly through RSMA, LLC. Mr. Franklin holds sole voting and investment power over such shares. Mr. Franklin may be deemed to beneficially own 69% of Mariposa Acquisition II, representing 517,500 Founder Preferred Shares. Mr. Franklin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(2)
Includes (i) 9,294,153 ordinary shares of which 7,413,200 are held by TOMS Acquisition I LLC and 1,880,953 are held by TOMS Capital Investments LLC and (ii) 750,000 Founder Preferred Shares which are convertible at any time at the option of the holder into ordinary shares on a one-for-one basis and all of which are held by TOMS Acquisition I LLC. Mr. Gottesman is the managing member and majority owner of TOMS Acquisition I LLC and TOMS Capital Investments LLC and may be considered to have beneficial ownership of TOMS Acquisition I LLC’s and TOMS Capital Investments LLC’s interests in the Company. Mr. Gottesman owns or controls, directly or indirectly, 76% of TOMS Acquisition I LLC and 100% of TOMS Capital Investments LLC. Mr. Gottesman disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(3)
Includes 697,061 ordinary shares held by Tasburgh, LLC, of which Mr. Ashken is the Manager and has a controlling interest and excludes an indirect pecuniary interest in 56,250 Founder Preferred Shares (which are convertible at any time at the option of the holder into ordinary shares on a one-for-one basis) held by Mariposa Acquisition II, LLC. Also excludes 6,954 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2018 or (ii) July 19, 2018.

(4)
Includes 18,750 ordinary shares issuable under currently outstanding equity awards issued under the LTIP which will vest no earlier than January 1, 2018 subject to the Company's shares achieving a specified target price. Excludes 56,250 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, 37,500 of which will vest on the Company exceeding an agreed EBITDA target and 18,750 of which will vest subject to the Company’s shares achieving a specified target price, such vesting to take place no earlier than January 1, 2020.

(5)
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

(6)
Excludes 5,754 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company's annual meeting of shareholders in 2018 or (ii) July 19, 2018.

(7)
Excludes 6,954 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2018 or (ii) July 19, 2018.

(8)
Excludes 6,020 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company's annual meeting of shareholders in 2018 or (ii) July 19, 2018.

(9)
Includes 697,061 ordinary shares held by Powder Horn Hill Partners II, LLC, of which Mr. Lillie is the Managing Member, and excludes an indirect pecuniary interest in 56,250 Founder Preferred Shares (which are convertible at any time at the option of the holder into ordinary shares on a one-for-one basis) held by Mariposa Acquisition II, LLC. Also excludes 6,954 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2018 or (ii) July 19, 2018.

(10)
Includes 50,000 ordinary shares issuable pursuant to a five-year option that expires on June 2, 2020 at a purchase price of $11.50 per share. Excludes 6,954 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2018 or (ii) July 19, 2018.

(11)
Excludes 6,954 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2018 or (ii) July 19, 2018.

(12)
Excludes 6,954 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company's annual meeting of shareholders in 2018 or (ii) July 19, 2018.

Item 7.	Major Shareholders and Related Party Transactions
A.    Major Shareholders
The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by each person known by us to be a beneficial owner of more than 5% of the ordinary shares. Currently we only have one class of listed shares issued and outstanding, that being ordinary shares, which have no par value. All of our ordinary shares have the same voting rights. Percentages are based on the 173,968,388 ordinary shares that were issued and outstanding on March 13, 2018.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner:	Number		Percentage
5% Shareholders:
Boston Partners One Beacon Street, 30th Floor Boston, MA 02108	13,583,042	(1)	7.8
T. Rowe Price Associates Inc. 100 East Pratt Street Baltimore, MD 21202	10,174,660	(2)	5.8
TOMS Acquisition I, LLC 450 W. 14th Street, 13th Floor New York, NY 10014	10,044,153	(3)	5.8
Elliott Associates, L.P. 40 West 57th Street, 30th Floor New York, NY 10019	9,438,601	(4)	5.4

(1)	Based on a Schedule 13G filed by Boston Partners on February 13, 2018.

(2)	Based on a Schedule 13G/A filed by T. Rowe Price Associates Inc. on February 14, 2018.

(3)	Based on a Schedule 13D filed by TOMS Acquisition I LLC, Noam Gottesman and TOMS Capital Investments LLC on January 12, 2018.

(4)	Based on a Schedule 13G filed by Elliott Associates L.P., Elliott International, L.P. and Elliott International Capital Advisors Inc., as a group, on September 18, 2017.
In addition, on September 12, 2017, Pershing Square Capital Management L.P., which as of March 28, 2017, beneficially owned 18.3% of our ordinary shares, filed a Schedule 13G/A to report that it no longer beneficially owned any of our ordinary shares (as a result of the transactions described under “Operating and Financial Review and Prospects -

Financings and Acquisitions”). On July 18, 2017, Birds Eye Iglo Limited Partnership Inc., which as of March 28, 2017, beneficially owned 7.6% of our ordinary shares, filed a Schedule 13G/A to report that it no longer beneficially owned any of our ordinary shares (as a result of the transaction described under “Operating and Financial Review and Prospects - Financings and Acquisitions”). On February 9, 2018, Third Point LLC, which as of March 28, 2017, beneficially owned 5.8% of our ordinary shares, filed a Schedule 13G/A to report that it no longer beneficially owned any of our ordinary shares. On February 14, 2018, Corvex Management, LP filed a Schedule 13G/A to report that its percentage ownership in our ordinary shares decreased from 9.6%, as of March 31, 2017, to 4.9%. On January 10, 2017, Wellington Management Group LLP, which, as of March 31, 2016, beneficially owned 13.9% of our ordinary shares, and as of September 12, 2016, beneficially owned 8.2% of our ordinary shares, filed a Schedule 13G/A to report that it no longer beneficially owned any of our ordinary shares. On February 7, 2017, T. Rowe Price Associates Inc. filed a Schedule 13G to report that it beneficially owned 5.7% of our ordinary shares. Except for the foregoing, no major shareholder has disclosed a significant change in its percentage ownership of our ordinary shares during the three years ended December 31, 2017.

B.    Related Party Transactions
For a description of our related party transactions, see Note 37, Related Parties, to our audited consolidated financial statements which appear elsewhere in this annual report.
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
The Founder Preferred Shares are entitled to receive an annual stock dividend based on the market price of our ordinary shares if such market price exceeds certain trading price minimums and to participate in any dividends on the ordinary shares. On December 29, 2017, we approved a 2017 Founder Preferred Share Dividend in an aggregate of 8,705,890 ordinary shares. The dividend price used to calculate the 2017 Founder Preferred Shares Annual Dividend Amount was $16.6516 (calculated based upon the volume weighted average price for the last ten trading days of 2017) and the Ordinary Shares were issued on January 2, 2018. For the year ended December 31, 2016, no Founder Preferred Shares Annual Dividend Amount was payable pursuant to the terms of the Founder Preferred Shares. On January 12, 2016, we had approved the 2015 Founder Preferred Share Dividend in an aggregate of 3,620,510 ordinary shares. The dividend price used to calculate the 2015 Founder Preferred Shares Annual Dividend Amount was $11.4824 (calculated based upon the volume weighted average price for the last ten trading days of 2015) and the Ordinary Shares were issued on January 12, 2016.  In subsequent years, the Founder Preferred Shares Annual Dividend Amount will be calculated based upon the volume weighted average price for the last ten trading days of the year and the appreciated average share price compared to the highest price previously used in calculating the Founder Preferred Shares Annual Dividend Amount. We currently expect to retain all our future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future. The declaration and payment of future dividends to holders of our ordinary shares will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, and restrictions in our debt agreements, including the Revolving Credit Facility, and other factors deemed relevant by our board of directors. As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under future indebtedness that we or they may incur. Furthermore, under British Virgin Islands law, we may pay dividends to our shareholders only if, immediately after the dividend, the value of our assets would exceed our liabilities and we would be able to pay our debts as they fall due.
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

	High	Low
Annual
2017 (January 1, 2017 – December 31, 2017)	$17.02	$9.61
2016 (January 5, 2016 – December 31, 2016)	$13.40	$6.40
2015 (April 1, 2015 – December 31, 2015) (2)	$23.11	$10.28
2014 (April 15, 2014 – December 31, 2015)	$11.75	$9.75

Quarterly
2017
Fourth Quarter (October 1, 2017 – December 31, 2017)	$17.02	$14.32
Third Quarter (July 1, 2017 – September 30, 2017)	$15.49	$13.54
Second Quarter (April 1, 2017 – June 30, 2017)	$14.72	$10.77
First Quarter (January 1, 2017 – March 31, 2017)	$12.00	$9.61
2016
Fourth Quarter (October 1, 2016 – December 31, 2016)	$12.97	$9.00
Third Quarter (July 1, 2016 – September 30, 2016)	$12.39	$7.95
Second Quarter (April 1, 2016 – June 30, 2016)	$10.43	$7.85
First Quarter (January 5, 2016 – March 31, 2016) (1)	$13.40	$6.40
2015
Third Quarter (October 1, 2015 – December 31, 2015)	$17.40	$11.00
Second Quarter (July 1, 2015 – September 30, 2015)	$23.11	$15.50
First Quarter (April 1, 2015 – June 30, 2015) (2)	$22.10	$10.28

Most Recent Six Months
2018
March (through March 20, 2018)	$16.93	$15.96
February	$17.20	$15.27
January	$17.32	$16.00
2017
December	$17.02	$16.18
November	$16.90	$14.33
October	$15.32	$14.49
September	$15.49	$14.00

(1)	Issued trading on our ordinary shares began on the NYSE on January 5, 2016.

(2)	Trading in our ordinary shares was suspended on the LSE from April 20, 2015 through June 22, 2015 due to the announcement of the then-pending Iglo Acquisition.
As of March 13, 2018, approximately 146,811,989 ordinary shares, representing approximately 84.4% of our outstanding ordinary shares, were held by approximately 10,035 United States record holders and all of our preferred shares were held by 2 United States record holders.
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
Documents concerning us that are referred to herein may be inspected at our principal executive offices at: No. 1 New Square, Bedfont Lakes Business Park, Feltham, Middlesex, TW14 8HA. Those documents, which include our registration statements, periodic reports and other documents which were filed with the SEC, may be obtained electronically from the Investor section of our website at www.nomadfoods.com or from the SEC’s website at www.sec.gov or from the SEC public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Further information on the operation of the public reference rooms may be obtained by calling the SEC at 1-202-551-8909. Copies of documents can also be requested from the SEC public reference rooms for a copying fee at prescribed rates. We do not incorporate the information contained on, or accessible through, our website into this annual report, and you should not consider it a part of this annual report.

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
Disclosure Controls and Procedures
We carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Interim Chief Financial Officer, our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules l3a-15(e) and l5d—15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of the end of the period covered by this report. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report in providing a reasonable level of assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods in Securities and Exchange commission rules and forms, including providing a reasonable level of assurance that information required to be disclosed by us in such reports is accumulated and communicated to our management, including our Principal Executive Officer and our Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
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
Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2017 using criteria described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on this assessment, management concluded that the internal control over financial reporting was effective as of December 31, 2017 based on the criteria established in this Internal Control-Integrated Framework (2013).
Attestation report of the registered public accounting firm
The independent registered public accounting firm that audited the Consolidated Financial Statements, PricewaterhouseCoopers LLP, has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, appearing under Item 18, and such report is incorporated herein by reference.

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

We have adopted a Code of Ethics that applies to our Chief Executive Officer and all senior financial officers. We will provide to any person without charge, upon request, a copy of the Code of Ethics. You may obtain a copy of the Code of Ethics by sending a written request to No. 1 New Square, Bedfont Lakes Business Park, Feltham, Middlesex, TW14 8HA, Attention: Corporate Secretary.

Item 16C.	Principal Accountant Fees and Services
PricewaterhouseCoopers LLP (“PwC”) acted as our independent auditor for the years ended December 31, 2017 and 2016. The table below sets out the total amount billed to us by PwC, for services performed in the years ended December 31, 2017 and 2016, and breaks down these amounts by category of service:

(€ in millions)	For the year ended December 31, 2017	For the year ended December 31, 2016
Audit fees	2.8	3.8
Audit-related fees	0.2	—
Tax fees	0.8	1.9
All other fees	—	—
Total	3.8	5.7
Audit Fees
Audit fees in the years ended December 31, 2017 and 2016 are related to the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees
Audit fees in the year ended December 31, 2017 are related to other assurance services on capital market transactions. There were no audit-related fees in the year ended December 31, 2016.
Tax Fees
Tax fees in the years ended December 31, 2017 and 2016 are related to tax compliance and other tax related services.
All Other Fees
There were no other fees in the years ended December 31, 2017 and 2016.
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

Item 16D.	Exemptions from the Listing Standards for Audit Committees
None

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table presents information related to our repurchases of our ordinary shares during the year ended December 31,2017:

Period 2017	Total Number of Shares Purchased (1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30 (1)	9,779,729	€9.60	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30 (2)	7,063,643	€11.78	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—
(1) On June 12, 2017, we repurchased 9,779,729 of our shares beneficially owned by Permira Funds at a purchase price of $10.75 (approximately €9.60) per share, which represents a 25% discount to the closing price of Nomad Foods ordinary shares on June 9, 2017, for an aggregate purchase price of $105.1 million (approximately €93.9 million). The transaction related to a final settlement of indemnity claims against an affiliate of Permira Funds, of legacy tax matters that predated the Iglo Acquisition.

(2) On September 11, 2017, in connection with the registered underwritten public offering of 33,333,334 of our ordinary shares by certain funds managed by Pershing Square Capital Management, L.P., we purchased 7,063,643 ordinary shares from the underwriters in the offering at a price of $14.157 (approximately €11.78), the price payable by the underwriters to the selling shareholders in the offering. We did not sell any ordinary shares in the offering and did not receive any of the proceeds from the offering. We used cash on hand to fund the repurchase of the ordinary shares.

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
A shareholder of a company is entitled, on giving written notice to the company, to inspect:
(a)the memorandum and articles of association;
(b)the register of members;
(c)the register of directors; and
(d)the minutes of meetings and resolutions of shareholders and of those classes of shares of which he is a shareholder.
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
A company is also required to keep at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors determine the minutes of meetings and resolutions of shareholders and of classes of shareholders, and the minutes of meetings and resolutions of directors and committees of directors. If such records are kept at a place other than at the office of the company’s registered agent, the company is required to provide the registered agent with a written record of the physical address of the place or places at which the records are kept and to notify the registered agent, within 14 days, of the physical address of any new location where such records may be kept. The Company’s registered agent in the British Virgin Islands is: Intertrust Corporate Services (BVI) Limited, Ritter House, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.

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
The following financial statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this annual report:
NOMAD FOODS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To Board of Directors and Shareholders of Nomad Foods Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated Statements of Financial Position of Nomad Foods Limited and its subsidiaries (Successor) as of December 31, 2017 and 2016, and the related Consolidated Statements of Profit or Loss, of Comprehensive Income, of Changes in Equity, and Cash Flows for each of the two years in the period ended December 31, 2017, for the nine months ended December 31, 2015 and for the year end March 31, 2015 including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of two years in the period ended December 31, 2017, for the nine months ended December 31, 2015 and for the year end March 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s annual report on internal control over financial reporting appearing under Item 15 of the 2017 Annual Report on Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
March 22, 2018

We have served as the Company’s or its predecessor's auditor since 2006.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nomad Foods Limited
In our opinion, the accompanying Consolidated Statements of Profit or Loss, of Comprehensive Income, of Changes in Equity and of Cash Flows for the five months ended May 31, 2015 present fairly, in all material respects, the results of operations and cash flows of Nomad Foods Europe Holdings Limited (previously Iglo Foods Holdings Limited) and its subsidiaries (Predecessor) in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
March 30, 2017

Consolidated Statements of Financial Position

		Successor	Successor
		December 31, 2017	December 31, 2016
	Note	€m	€m
Non-current assets
Goodwill	13	1,745.6	1,745.6
Intangibles	13	1,724.4	1,726.6
Property, plant and equipment	12	295.4	298.2
Other receivables	18	4.3	0.4
Derivative financial instruments	34	18.6	—
Deferred tax assets	16	64.3	64.9
Total non-current assets		3,852.6	3,835.7
Current assets
Cash and cash equivalents	20	219.2	329.5
Inventories	17	306.9	325.0
Trade and other receivables	18	147.1	135.7
Indemnification assets	19	73.8	65.5
Capitalized borrowing costs	21	—	5.0
Derivative financial instruments	34	2.1	13.1
Total current assets		749.1	873.8
Total assets		4,601.7	4,709.5
Current liabilities
Trade and other payables	22	477.5	472.7
Current tax payable		145.3	162.3
Provisions	24	68.0	116.7
Loans and borrowings	21	3.3	—
Derivative financial instruments	34	7.8	1.4
Total current liabilities		701.9	753.1
Non-current liabilities
Loans and borrowings	21	1,395.1	1,451.8
Employee benefits	23	188.4	190.9
Trade and other payables	22	1.8	1.0
Provisions	24	72.8	77.0
Derivative financial instruments	34	61.4	—
Deferred tax liabilities	16	327.7	333.2
Total non-current liabilities		2,047.2	2,053.9
Total liabilities		2,749.1	2,807.0
Net assets		1,852.6	1,902.5
Equity attributable to equity holders
Share capital	25	—	—
Capital reserve	25	1,623.7	1,800.7
Share-based compensation reserve	26	2.9	1.0
Founder Preferred Shares Dividend Reserve	27	493.4	493.4
Translation reserve	28	83.2	84.0
Cash flow hedging reserve	29	(3.0)	8.4
Accumulated deficit reserve		(347.6)	(485.0)
Total equity		1,852.6	1,902.5
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Profit or Loss

		Successor	Successor	Successor	Successor	Predecessor
		Year ended December 31, 2017	Year ended December 31, 2016	9 months ended December 31, 2015	Year ended March 31, 2015	5 months ended May 31, 2015
	Note	€m	€m	€m	€m	€m
Revenue	5	1,956.6	1,927.7	894.2	—	640.3
Cost of sales		(1,357.2)	(1,356.7)	(663.0)	—	(417.9)
Gross profit		599.4	571.0	231.2	—	222.4
Other operating expenses		(319.3)	(298.4)	(138.6)	(0.7)	(109.5)
Charge related to Founder Preferred Shares Annual Dividend Amount	27	—	—	(349.0)	(165.8)	—
Credit/(charge) related to Warrant Redemption Liability	25	—	—	0.4	(0.4)	—
Exceptional items	7	(37.2)	(134.5)	(58.1)	(0.7)	(84.3)
Operating profit/(loss)	6	242.9	138.1	(314.1)	(167.6)	28.6
Finance income	10	7.2	24.2	8.7	0.1	2.0
Finance costs	10	(81.6)	(86.3)	(44.2)	—	(117.7)
Net finance (costs)/income		(74.4)	(62.1)	(35.5)	0.1	(115.7)
Profit/(loss) before tax		168.5	76.0	(349.6)	(167.5)	(87.1)
Taxation	11	(32.0)	(39.6)	12.3	—	(40.9)
Profit/(loss) for the period		136.5	36.4	(337.3)	(167.5)	(128.0)
Earnings per share:
Basic earnings/(loss) per share	30	0.78	0.20	(2.32)	(3.35)	n.p.
Diluted earnings/(loss) per share	30	0.74	0.20	(2.32)	(3.35)	n.p.
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

		Successor	Successor	Successor	Successor	Predecessor
		Year ended December 31, 2017	Year ended December 31, 2016	9 months ended December 31, 2015	Year ended March 31, 2015	5 months ended May 31, 2015
	Note	€m	€m	€m	€m	€m
Profit/(loss) for the period		136.5	36.4	(337.3)	(167.5)	(128.0)
Other comprehensive (loss)/income:
Actuarial gains/(losses) on defined benefit pension plans	23	2.9	(23.6)	19.4	—	(2.5)
Taxation (charge)/credit on remeasurement of defined benefit pension plans	11	(2.0)	(6.3)	(6.1)	—	0.7
Items not reclassified to the Consolidated Statement of Profit or Loss		0.9	(29.9)	13.3	—	(1.8)
Foreign currency (loss) / gain		—	—	(1.7)	88.9	44.7
Loss on investment in foreign subsidiary, net of hedge		(0.8)	(0.5)	(2.7)	—	—
Effective portion of changes in fair value of cash flow hedges	29	(16.4)	10.1	1.6	—	—
Taxation credit/(charge) relating to components of other comprehensive income	11	5.0	(2.8)	(0.5)	—	—
Items that may be subsequently reclassified to the Consolidated Statement of Profit or Loss		(12.2)	6.8	(3.3)	88.9	44.7
Other comprehensive (loss)/income for the period, net of tax		(11.3)	(23.1)	10.0	88.9	42.9
Total comprehensive income/(loss) for the period attributable to Owners of the Parent Company		125.2	13.3	(327.3)	(78.6)	(85.1)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

		Share capital	Capital reserve	Share-based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Cash flow hedging reserve	Accumulated deficit reserve	Total equity
SUCCESSOR	Note	€m	€m	€m	€m	€m	€m	€m	€m
Balance at April 1, 2014		—	—	—	—	—	—	—	—
Loss for the year		—	—	—	—	—	—	(167.5)	(167.5)
Other comprehensive income for the year		—	—	—	—	88.9	—	—	88.9
Total comprehensive income/(loss) for the year		—	—	—	—	88.9	—	(167.5)	(78.6)
Transactions with owners of the Company
Issue of Ordinary Shares	25	—	350.9	—	—	—	—	—	350.9
Issue of Founder Preferred Shares	25	—	10.6	—	—	—	—	—	10.6
Cost of Admission	25	—	(8.0)	—	—	—	—	—	(8.0)
Total transactions with owners, recognized directly in equity		—	353.5	—	—	—	—	—	353.5
Balance at March 31, 2015		—	353.5	—	—	88.9	—	(167.5)	274.9
SUCCESSOR
Balance at April 1, 2015		—	353.5	—	—	88.9	—	(167.5)	274.9
Loss for the period		—	—	—	—	—	—	(337.3)	(337.3)
Other comprehensive (loss)/income for the period		—	—	—	—	(4.4)	1.1	13.3	10.0
Total comprehensive (loss)/income for the period		—	—	—	—	(4.4)	1.1	(324.0)	(327.3)
Transactions with owners of the Company
Issue of Ordinary Shares	25	—	1,414.2	—	—	—	—	—	1,414.2
Cost of Admission	25	—	(5.3)	—	—	—	—	—	(5.3)
Founder Preferred Shares Annual Dividend Amount	27	—	—	—	531.5	—	—	—	531.5
Share based payment charge		—	—	0.1	—	—	—	—	0.1
Total transaction with owners, recognized directly in equity		—	1,408.9	0.1	531.5	—	—	—	1,940.5
Balance as of December 31, 2015		—	1,762.4	0.1	531.5	84.5	1.1	(491.5)	1,888.1

Consolidated Statements of Changes in Equity (continued)

		Share capital	Capital reserve	Share-based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Cash flow hedging reserve	Accumulated deficit reserve	Total equity
SUCCESSOR	Note	€m	€m	€m	€m	€m	€m	€m	€m
Balance at January 1, 2016		—	1,762.4	0.1	531.5	84.5	1.1	(491.5)	1,888.1
Profit for the year		—	—	—	—	—	—	36.4	36.4
Other comprehensive (loss)/income for the year		—	—	—	—	(0.5)	7.3	(29.9)	(23.1)
Total comprehensive (loss)/income for the year		—	—	—	—	(0.5)	7.3	6.5	13.3
Transactions with owners of the Company
Founder Preferred Shares Annual Dividend Amount		—	38.1	—	(38.1)	—	—	—	—
Issue of Ordinary Shares	25	—	0.2	—	—	—	—	—	0.2
Vesting of Non-Executive Restricted Stock award		—	—	(0.3)	—	—	—	—	(0.3)
Share based payment charge		—	—	1.2	—	—	—	—	1.2
Total transaction with owners, recognized directly in equity		—	38.3	0.9	(38.1)	—	—	—	1.1
Balance as of December 31, 2016	25	—	1,800.7	1.0	493.4	84.0	8.4	(485.0)	1,902.5

Consolidated Statements of Changes in Equity (continued)

		Share capital	Capital reserve	Share-based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Cash flow hedging reserve	Accumulated deficit reserve	Total equity
SUCCESSOR	Note	€m	€m	€m	€m	€m	€m	€m	€m
Balance at January 1, 2017		—	1,800.7	1.0	493.4	84.0	8.4	(485.0)	1,902.5
Profit for the year		—	—	—	—	—	—	136.5	136.5
Other comprehensive (loss)/income for the year		—	—	—	—	(0.8)	(11.4)	0.9	(11.3)
Total comprehensive (loss)/income for the year		—	—	—	—	(0.8)	(11.4)	137.4	125.2
Transactions with owners of the Company
Repurchase of ordinary shares	25	—	(177.1)	—	—	—	—	—	(177.1)
Listing and share transaction costs	25	—	(0.5)	—	—	—	—	—	(0.5)
Vesting of Non-Executive Restricted Stock award	26	—	0.6	(0.7)	—	—	—	—	(0.1)
Share based payment charge	26	—	—	2.6	—	—	—	—	2.6
Total transactions with owners, recognized directly in equity		—	(177.0)	1.9	—	—	—	—	(175.1)
Balance at December 31, 2017		—	1,623.7	2.9	493.4	83.2	(3.0)	(347.6)	1,852.6
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

		Successor	Successor	Successor	Successor	Predecessor
		Year ended December 31, 2017	Year ended December 31, 2016	9 months ended December 31, 2015	Year ended March 31, 2015	5 months ended May 31, 2015
	Note	€m	€m	€m	€m	€m
Cash generated from operations before tax and exceptional items	32	358.5	356.2	159.2	0.2	102.2
Cash flows relating to exceptional items		(99.5)	(49.2)	(91.6)	(0.7)	(6.2)
Tax paid		(65.2)	(24.9)	(19.6)	—	(17.3)
Net cash flows from/(used in) operating activities		193.8	282.1	48.0	(0.5)	78.7
Cash flows from investing activities
Purchase of Iglo, net of cash acquired		—	—	(693.6)	—	—
Purchase of Findus, net of cash acquired		—	—	(556.9)	—	—
Contingent consideration for purchase of Frudesa brand		—	(8.0)	—	—	—
Purchase of property, plant and equipment	12	(38.0)	(38.0)	(19.3)	—	(6.0)
Purchase of intangibles	13	(4.6)	(4.4)	(2.1)	—	(0.3)
Purchase of portfolio investments		—	—	—	(478.8)	—
Redemption of portfolio investments		—	—	312.1	183.2	—
Net cash used in investing activities		(42.6)	(50.4)	(959.8)	(295.6)	(6.3)
Cash flows from financing activities
Proceeds from issuance of Founder Preferred Shares	25	—	—	—	10.6	—
Proceeds from issuance of Ordinary Shares	25	—	—	1,171.8	350.9	—
Costs of admission	25	—	—	(5.3)	(8.0)	—
Loans from Founder Entities for incorporation		—	—	—	0.1	—
Repayment of loans to Founder Entities		—	—	—	(0.1)	—
Proceeds from new loans and notes		1,470.5	—	325.0	—	—
Repayment of loan principal		(1,469.5)	—	(490.0)	—	—
Payment of finance leases		(1.6)	(0.7)	—	—	—
Payment of financing fees		(16.7)	—	(14.0)	—	—
Repurchase of ordinary shares		(177.6)	—	—	—	—
Proceeds/(loss) on settlement of derivatives		1.6	(4.0)	4.3	—	—
Interest paid		(48.8)	(70.9)	(40.8)	—	(31.4)
Interest received		0.3	7.9	1.5	—	2.0
Net cash (used in)/from financing activities		(241.8)	(67.7)	952.5	353.5	(29.4)
Net (decrease)/increase in cash and cash equivalents		(90.6)	164.0	40.7	57.4	43.0
Cash and cash equivalents at beginning of period	20	329.5	186.1	126.8	—	219.2
Effect of exchange rate fluctuations		(19.7)	(20.6)	18.6	69.4	6.2
Cash and cash equivalents at end of period	20	219.2	329.5	186.1	126.8	268.4
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1)	General information
Nomad Foods Limited (the “Company” or “Nomad”) was incorporated in the British Virgin Islands on April 1, 2014. The address of Nomad’s registered office is Nemours Chambers, Road Town, Tortola, British Virgin Islands. The Company is domiciled for tax in the United Kingdom.
Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and in the future across the broader food sector. Nomad produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birds Eye, Iglo, and Findus.

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
On January 1, 2017, the Company adopted the following relevant amendments to IFRS. Neither of these have any impact on the results or financial position of the Company.

–	Amendments to IAS 7 “Disclosure Initiative”; for which additional disclosures have been made for changes in liabilities arising from financing activities; and

–	Amendments to IAS 12 "Recognition of Deferred Tax Assets for Unrealised Losses"
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
On May 28, 2015 the Company changed its year end reporting date from March 31 to December 31 to align with the historical reporting calendar of the Iglo Group. This change has no impact on the financial statements and notes included herein. Fiscal year 2015 is a nine month period for the Company, which might not be comparable to the full year comparative amounts.
The consolidated financial statements were approved for issuance by the Board of Directors of Nomad Foods Limited on March 20, 2018. The Directors have, at the time of approving the financial statements, a reasonable expectation that Nomad has adequate resources to continue in operational existence for the foreseeable future given the cash funds available and the current forecast cash outflows. Thus, Nomad continues to adopt the going concern basis of accounting in preparing the financial statements.

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
Where selling shareholders have contractually agreed to indemnify Nomad Foods Limited for contingent liabilities, an indemnification asset is recognized equivalent to the fair value of the liability recognized by Nomad. The indemnification asset is deducted from consideration transferred for the business combination. The indemnification asset value will subsequently be revised where revisions are made to the value of the liability or where there are doubts over the ability to recover losses from the selling shareholders.

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

ii)	Assets and liabilities of foreign operations
For the purposes of presenting consolidated financial statements, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated at foreign exchange rates ruling at the financial year ended December 31, 2017 of £1:€1.13 (December 31, 2016: £1:€1.17, December 31, 2015: £1:€1.36). The revenues and expenses of foreign operations are translated at an average rate for the period where this rate approximates to the foreign exchange rates ruling at the dates of the transactions.
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
The La Cocinera and Lutosa brands (Lutosa used under license until 2020) are deemed to not have an indefinite life and are being amortized by equal monthly installments within other operating expenses over 10 and 6 years respectively.

iii)	Customer relationships
Long standing Food Service customer relationships have been identified as intangible assets as part of the Findus Acquisition. These are deemed to not have an indefinite life and are being amortized by equal monthly installments within other operating expenses over 14 years.

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
Employee benefits given through share-based payment schemes are discussed further in section 3.15 within Accounting policies.

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
Where it is not possible to make a reliable estimate of the estimated financial effect of a provision, appropriate disclosure of the resulting contingent liability is made, but no provision is recognized.
The Company is currently in discussions with the tax authorities in one of its markets regarding the treatment of the acquisition of the Iglo Group in 2006 by the previous owners. The Company has an indemnity in respect of this tax issue, but has not recognized an indemnification asset or a provision for this matter.

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

Subsequent to initial recognition, interest bearing loans and borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the Consolidated Statement of Profit or Loss over the expected period of the borrowings.

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
The fair value of derivative financial instruments is determined using forward rates at the balance sheet date, with the resulting value discounted back to present value.
Cross currency interest rate swaps are managed based on their net exposure to credit risks. The Company has used the exception in IFRS 13 to allow this group of derivatives to be measured on a net basis by each counterpart.
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
Trade marketing expense is comprised of amounts paid to retailers for programs designed to promote our products and are classified in the Consolidated Statement of Profit or Loss as a reduction of revenue.

3.15	Share based payments
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
Interest income is recognized in the Consolidated Statement of Profit or Loss on an accruals basis using the effective interest method.

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
Nomad’s operations are organized into one operating unit, ‘Frozen’, which comprises all the brands, as well as the factories, private label business units and certain corporate overheads. The CODM primarily uses (“Adjusted EBITDA”), disclosed in Note 5, as the key measure of the segment’s results. Adjusted EBITDA is EBITDA adjusted to exclude (when they occur) exited markets, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, the impact of share based payment charges, charges relating to the Founder Preferred Shares Annual

Dividend Amount, charges relating to the redemption of warrants and other unusual or non-recurring items.
EBITDA, disclosed in Note 5, is defined as profit/(loss) for the period before taxation, net financing costs, depreciation and amortization.

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
At the date of authorization of these financial statements, the following Standards and Interpretations, which have not been applied in the financial statements, were in issue but not yet effective:

•
IFRS 9 ‘Financial Instruments’ addresses the classification, measurement and recognition of financial assets and financial liabilities and replaces IAS 39. The standard reduces the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 replaces the ‘incurred loss model’ in IAS 39 with an ‘expected credit loss’ model. The standard also introduces new presentation and disclosure requirements. The standard also introduces new hedge accounting rules although the adoption of these is optional so that the hedge accounting rules under IAS 39 may continue to be applied. The effective date for the adoption of IFRS 9 is annual periods beginning on or after 1 January 2018. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

The Group has completed its assessment of the effects of transition to IFRS 9. The impacts that have been identified on adopting IFRS 9 on the Group are detailed below.
–Classification and measurement: IFRS 9 establishes a principle based approach for classification of financial assets based on cash flow characteristics of the asset and the business model in which an asset is held as well as changes to the measurement of financial liabilities held at FVTPL. The change in classification does not affect the accounting recognition of financial assets presented in these financial statements and the impact of the change in measurement on financial liabilities as at December 31, 2017 is €nil.
–Impairment: The significant financial assets held that are affected by the impairment losses recognised under IFRS 9 are trade receivables, for which the gross balance as at December 31, 2017 is €289.0 million with an impairment provision of €5.8 million. Management has performed an assessment of the impairment of trade receivables under IFRS 9 using Expected Credit Losses derived from actual credit losses experienced in the past. Based on this assessment, the impairment provision was found to be comparable to the existing provision, with no material difference.
–Hedge accounting: The Group has elected not to apply IFRS 9 for hedge accounting.

•
IFRS 15 ‘Revenue from contracts with customers’ outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services.

Management has assessed the effects of applying the new standard on the Company’s financial statements and has identified that the presentation of contract assets and contract liabilities will need to be changed. Specifically, adoption of IFRS 15 will result in additional disclosures in our footnotes around discounts and trade marketing expenses as of 1 January 2018 in relation to trade terms which are currently included in other balance sheet line items.
The Company has quantified that there is no material impact on revenue recognition by applying this standard. The Company will apply the standard using the modified retrospective approach which means that any cumulative impact of the adoption identified would have been be recognized in retained earnings as of January 1, 2018 and that comparatives will not be restated.

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

The Company is still assessing the full impact of the new IFRS 16 Standard. However, it is expected that there will be an increase in assets and liabilities as a result of the adoption of the new standard.

4)	Critical accounting estimates and judgments
The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgment in applying the accounting policies. The key areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the consolidated financial statements are highlighted under the relevant note. Critical accounting estimates and judgments are listed below:

a)	Discounts and trade marketing expense
Discounts given by the Company include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs. Each customer has a unique agreement that is governed by a combination of observable and unobservable performance conditions.

At each financial year end date any discount incurred but not yet invoiced is estimated, based on historical trends and rebate contracts with customers, and accrued as ‘trade terms’. The balance of the reduction in trade receivables for trade terms as of December 31, 2017 is disclosed in Note 18.
In certain cases the estimate for discounts requires the use of forecast information for future trading periods and so there arises a degree of estimation uncertainty. These estimates are sensitive to variances between actual results and forecasts. The current accruals reflect the Company’s best estimate of these forecasts.
Trade marketing expense is comprised of amounts paid to retailers for programs designed to promote Company products. The ultimate costs of these programs can depend upon retailer performance and is the subject of significant management estimates. The Company records as a reduction in revenue, the estimated ultimate cost of the program in the period during which the program occurs and is based upon the programs offered, timing of those offers, estimated retailer performance based on history, management’s experience and current economic trends.

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
Estimating future income is highly judgmental and is based on management’s best estimate. Onerous contracts are presented as provisions in Note 24.

g)	Fair value of derivative financial instruments.
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
Nomad has one reporting and operating segment, ‘Frozen’, reflected in the segment presentation below for the periods presented. Historical financial information of the predecessor has been re-presented as if it was one single operating segment for comparative purposes.
Segment Adjusted EBITDA

		Successor	Successor	Successor	Successor	Predecessor
		Year ended December 31, 2017	Year ended December 31, 2016	9 months ended December 31, 2015	Year ended March 31, 2015	5 months ended May 31, 2015
	Note	€m	€m	€m	€m	€m
Profit/(loss) for the period		136.5	36.4	(337.3)	(167.5)	(128.0)
Taxation		32.0	39.6	(12.3)	—	40.9
Net financing costs/(income)		74.4	62.1	35.5	(0.1)	115.7
Depreciation	12	35.9	43.3	20.3	—	11.3
Amortization	13	6.5	7.8	1.5	—	1.2
EBITDA		285.3	189.2	(292.3)	(167.6)	41.1
Net purchase-price adjustment-inventory step up		—	—	37.0	—	—
Net purchase-price adjustment for cash flow hedge accounting		—	—	4.9	—	—
Charge related to Founder Preferred Shares Annual Dividend Amount	27	—	—	349.0	165.8	—
(Credit)/charge relating to Warrant Redemption Liability	25	—	—	(0.4)	0.4	—
Exceptional items	7	37.2	134.5	58.1	0.7	84.3
Other add-backs		5.6	1.2	—	—	—
Adjusted EBITDA		328.1	324.9	156.3	(0.7)	125.4
Unallocated corporate costs		—	—	2.5	0.7	—
Frozen Adjusted EBITDA		328.1	324.9	158.8	—	125.4

Other add-backs include the elimination of share-based payment charges of €2.6 million (2016: €1.2 million) and elimination of M&A related investigation costs, professional fees, transaction costs and purchase accounting related valuations of €3.0 million. We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
No information on segment assets or liabilities is presented to the CODM.
Product information
Management considers the products it sells belong to one category, being ‘Frozen’.
Geographical information
External revenue by geography

	Successor	Successor	Successor	Successor	Predecessor
	Year ended December 31, 2017	Year ended December 31, 2016	9 months ended December 31, 2015	Year ended March 31, 2015	5 months ended May 31, 2015
	€m	€m	€m	€m	€m
United Kingdom	411.9	437.5	288.6	—	225.0
Italy	371.4	348.5	205.2	—	169.7
Germany	300.3	267.8	150.0	—	124.2
Sweden	208.0	218.2	35.5	—	—
France	170.0	168.9	41.0	—	—
Norway	123.3	122.6	19.6	—	—
Austria	96.7	92.9	51.8	—	45.0
Spain	81.2	82.6	13.1	—	—
Rest of Europe	193.8	188.7	89.4	—	76.4
Total external revenue by geography	1,956.6	1,927.7	894.2	—	640.3
Non-current assets by geography

	Successor	Successor
	December 31, 2017	December 31, 2016
	€m	€m
Germany	126.4	118.0
United Kingdom	94.8	77.5
Italy	55.0	59.1
Sweden	26.5	44.6
France	16.7	18.4
Norway	15.7	13.3
Rest of Europe	20.2	6.1
Total non-current assets by geography	355.3	337.0
Non-current assets exclude deferred tax assets, goodwill and brands which are not bound to one geographical area.

6)	Operating profit/(loss)
Operating profit /(loss) is stated after charging:

		Successor	Successor	Successor	Successor	Predecessor
		Year ended December 31, 2017	Year ended December 31, 2016	9 months ended December 31, 2015	Year ended March 31, 2015	5 months ended May 31, 2015
	Note	€m	€m	€m	€m	€m
Staff costs	8	257.4	264.5	160.2	—	88.8
Depreciation of property, plant and equipment	12	35.9	43.3	20.3	—	11.3
Impairment of property, plant and equipment	12	0.3	1.4	3.2	—	—
Impairment of goodwill and brands	13	—	—	—	—	55.0
Amortization of software and brands	13	6.5	7.8	1.5	—	1.2
Operating lease charges		15.0	14.6	4.2	—	3.2
Exchange (gains)/losses		(1.2)	(3.3)	5.2	88.9	(9.0)
Fair value loss on financial assets at fair value through profit and loss		—	—	4.9	—	—
Research & development expenditure		15.4	13.3	12.1	—	7.2
Inventories recognized as an expense within cost of goods sold		1,273.3	1,282.6	608.9	—	389.3

7)	Exceptional items
Exceptional items are made up as follows:

	Successor	Successor	Successor	Successor	Predecessor
	Year ended December 31, 2017	Year ended December 31, 2016	9 months ended December 31 2015	Year ended March 31, 2015	5 months ended May 31, 2015
	€m	€m	€m	€m	€m
Investigation of strategic opportunities (1)	18.8	7.0	7.7	—	1.3
Supply chain reconfiguration (2)	14.0	84.3	—	—	—
Findus Group integration costs (3)	15.1	29.6	4.5	—	—
Costs related to transactions (4)	3.2	4.8	34.1	0.7	3.8
Costs related to long-term management incentive plans (5)	—	1.9	3.5	—	22.9
Other restructuring costs (6)	—	(1.0)	8.9	—	—
Cisterna fire net (income)/costs (7)	—	(4.3)	(2.5)	—	1.3
Impairment of intangible assets (8)	—	—	—	—	55.0
Settlement of legacy matters (9)	(5.6)	1.8	1.9	—	—
Remeasurement of indemnification assets (10)	(8.3)	10.4	—	—	—
Total exceptional items	37.2	134.5	58.1	0.7	84.3

(1)	Investigation of strategic opportunities
Successor
The Company incurred charges of €18.8 million in the year ended December 31, 2017 in relation to the implementation of the Nomad strategic vision, which primarily relates to changes to the organizational structure to align behind core products and implement net revenue management initiatives (2016: €7.0 million, 2015: €7.7 million). The prior periods exclude costs associated with legacy matters which are now allocated to (9), which has reduced the 2016 charge from €8.8 million to €7.0 million and the 2015 charge from €9.6 million to €7.7 million.
Predecessor
For the five months ended May 31, 2015 the Iglo Group incurred charges of €1.3 million in relation to a strategic review of the Iglo Group’s operations and other items. The charges include costs incurred as a result of the decision to cease marketing its products in Romania, Slovakia and Turkey on November 27, 2014, amounts in relation to tax matters from previous accounting periods and costs related to the implementation of the Better Meals Together strategy.

(2)	Supply chain reconfiguration
Successor
Supply chain reconfiguration relates to large scale restructuring projects undertaken by the Company to optimize the supply chain. A charge of €14.0 million has been incurred in relation to restructuring activities for the year ended December 31, 2017, which relates to the closure of the Bjuv manufacturing facility.
A charge of €84.3 million was incurred in the year ended December 31, 2016, of which €54.0 million was incurred in relation to restructuring activities, primarily relating to the closure of the Bjuv manufacturing facility. A further €30.3 million was incurred for an onerous contract that relates to the renegotiation of the Company’s agreements with a third party for the use of a warehouse facility.

(3)	Findus Group integration costs
Successor
Following the acquisition of the Findus Group on November 2, 2015, the Company initiated a substantial integration project. Costs of €15.1 million have been incurred in the year ended December 31, 2017. For the year ended December 31, 2016 costs of €29.6 million were incurred. For the nine months ended December 31, 2015 costs of €4.5 million were incurred. Costs incurred in 2017 primarily relate to the rollout of the Nomad ERP system.

(4)	Costs related to transactions
Successor
The charge for the year ended December 31, 2017, relates to enhanced control compliance procedures in territories. For the year ended December 31, 2016 and the nine months ended December 31, 2015, costs related to transactions primarily relates to the acquisition of the Iglo Group. For the year ended March 31, 2015 the Iglo Group incurred a charge of €0.7 million in relation to acquisition and sale transactions.
Predecessor
In 2015, a €3.8 million charge was incurred relating to the payment of registration tax assessed as a result of the CSI (Findus Italy) acquisition. The Iglo Group appealed the rulings and elected to pay the assessed taxes in order to avoid incurring penalties and interest.

(5)	Costs related to long-term management incentive plans
Successor
Subsequent to the sale of Iglo and specific to the terms of a Predecessor incentive scheme, management participated in an incentive scheme for which the Company incurred charges €1.9 million in the year ended December 31, 2016 and €3.5 million in the nine months ended December 31, 2015. Refer to Note 8 for more details on the management incentive scheme which ended in May 2016.
Predecessor
The Iglo Acquisition on June 1, 2015 was a triggering event under the main incentive schemes following which the majority of management incentive schemes provisions were paid. The completion of the sale was a triggering event under the cash settled schemes.
A charge of €22.9 million in the five months ended May 31, 2015 represents an accelerated charge to align the cumulative charges recognized to the amount that was paid in June 2015 of €19.7 million. In addition, as a result of the terms of the sale, vesting of the equity settled share based payment scheme was accelerated. The non-cash charge of €3.2 million in the five months ended May 31, 2015 reflects the vesting of non-forfeited interests in this scheme. There were no associated exercises made in relation to the scheme due to the fact that market performance conditions were not met.

(6)	Other restructuring costs
Successor
A credit of €1.0 million was recognized in the year ended December 31, 2016 related to the release of provisions for restructuring activities in the UK and German factories. For the nine months ended December 31, 2015, costs related to restructuring activities in the German, UK and Italian factories were €8.9 million.

(7)	Cisterna fire net (income)/costs
Successor
A €4.3 million net income was recognized for the year ended December 31, 2016 in relation to the August 2014 fire insurance claim in the Italian production facility. A €2.5 million net income was recognized for the nine months ended December 31, 2015.
Predecessor
In the five months ended May 31, 2015 , the Iglo Group incurred charges of €1.3 million in relation to a fire in August 2014 in the Italian production facility which produces Findus branded stock for sale in Italy. The charges include the cost of stock damaged by the fire, the impairment of property as well as ongoing incremental costs incurred as a result of the disruption to operations. The Company has insurance policies in place covering the stock, property and loss of earnings for which claims are almost complete. The proceeds of these claims could not be recognized until the recoverable amount was judged to be virtually certain. No further costs are expected to arise from this incident and any future income from insurance claims is expected to be insignificant.

(8)	Impairment of intangible assets
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

(9)	Settlement of legacy matters
Successor

A net income of €5.6 million has been recognized in liabilities relating to periods prior to acquisition of the Findus and Iglo businesses by the Company (charge of €1.8 million in the year ended December 31, 2016, charge of €1.9 million in the nine months ended December 31, 2015). These were previously classified within Investigation and implementation of strategic opportunities and other items and have been reclassified into this line for all successor periods presented.

The credit includes a charge of €3.9 million associated with settlements of tax audits, offset by gains of €4.2 million from the reassessment of sales tax provisions, €1.2 million from the reassessment of interest on sales tax provisions, a €2.8 million gain on a legacy pension plan in Norway and a €1.3 million gain on disposal of a non-operational factory.

(10)	Remeasurement of indemnification assets
Successor
Remeasurement of the indemnification assets relates to the movement in value of shares held in escrow as part of the consideration on the acquisition of the Findus Group as well as the release of indemnification assets associated with the acquisition of the Iglo Group as discussed in Note 19.
Tax impact of exceptional items
The tax impact of the exceptional items amounts to a credit of €13.8 million in the year ended December 31, 2017 (year ended December 31, 2016: credit of €8.8 million, nine months ended December 31, 2015: credit of €6.1 million, year ended March 31, 2015: €nil, five months ended May 31, 2015: credit of €22.0 million).
Cash flow impact of exceptional items
Included in the Consolidated Statements of Cash Flows for the year ended December 31, 2017 is €99.5 million (year ended December 31, 2016: €49.2 million, nine months ended December 31, 2015: €91.6 million, year ended March 31, 2015: €0.7 million, 5 months ended May 31, 2015: €6.2 million) of cash outflows relating to exceptional items. This includes cash flows related to the above items as well as the cash impact of the settlement of provisions brought forward from previous accounting periods.

8)	Payroll costs, share based payments and management incentive schemes

(a)	Payroll costs
The average number of persons employed by the Company (excluding non-Executive Directors) is analyzed and set out below:

	Successor	Successor	Successor	Successor	Predecessor
	Year ended December 31, 2017	Year ended December 31, 2016	9 months ended December 31, 2015	Year ended March 31, 2015	5 months ended May 31, 2015
Production	2,285	2,627	2,605	—	1,635
Administration, distribution & sales	1,572	1,571	1,767	—	1,047
Total number of employees	3,857	4,198	4,372	—	2,682
For the year ended March 31, 2015, the Successor did not have any operations or employees and accordingly no compensation or benefits were paid.

The table below discloses the Company’s aggregate payroll costs of these persons. Payroll costs exclude long term management incentive scheme and share based payment costs, but includes bonus costs, in particular those associated with a non-cash bonus for key management employees, whereby 13,104 Ordinary shares of the Company were issued to the recipients’ on November 27, 2015.

	Successor	Successor	Successor	Successor	Predecessor
	Year ended December 31, 2017	Year ended December 31, 2016	9 months ended December 31, 2015	Year ended March 31, 2015	5 months ended May 31, 2015
	€m	€m	€m	€m	€m
Wages and salaries	200.8	205.4	126.7	—	72.1
Social security costs	42.0	45.9	27.5	—	12.5
Other pension costs	14.6	13.2	6.0	—	4.2
Total payroll costs	257.4	264.5	160.2	—	88.8

(b)	Share based payments
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
The Non-Executive Directors restricted share awards, granted at a share price of $11.50 on December 7, 2015, vested on June 16, 2016 and were issued in July 2016 at a share price of $8.98. Of the total 34,780 number of shares vesting, 11,568 shares were held back from issue by the Company as settlement towards personal tax liabilities arising on the vested shares.
The Non-Executive Directors restricted share awards granted on June 16, 2016, which consisted of 55,680 shares at a share price of $8.98, vested on June 19, 2017 and were issued at a share price of $14.38, resulting in a €0.3 million increase in the share based compensation reserve. Of the total 55,680 number of shares vesting, 9,384 shares were held back from issue by the Company as settlement towards personal tax liabilities arising on the vested shares.
On June 19, 2017, Non-Executive Directors were granted 41,724 restricted share awards at a share price of $14.38. On August 22, 2017, two new Non-Executive Directors were granted a pro-rata 11,774 restricted share awards at the same share price and vesting conditions as the previous grant.
The total charge for Non-Executive Director grants within the Statement of Consolidated Profit or Loss for the year ended December 31, 2017 for stock compensation awards was €0.8 million (year ended December 31, 2016: €0.6 million; nine months ended December 31, 2015: €0.1 million).

Director and Senior Management Share Awards
As part of its long term incentive initiatives, the Company has issued 4,927,000 restricted shares to the management team (the “Management Share Awards”). 3,837,000 shares (net of 770,000 forfeitures in the period) are currently allocated for the January 1, “2016” grant and a further 1,090,000 shares (including 485,000 new awards granted in the period) have been allocated for the January 1, “2017” grant. Relevant to each grant, half of the awards are contingent upon achieving a benchmark market share price and the other half of the awards will vest provided one of a range of cumulative EBITDA performance targets is met over a four year period. If the share price benchmark is met, the shares for this portion of the awards will vest 50% over a two year period and 50% over a four year period. For the 2016 grant, the two year period is through to January 1, 2018 and the four year period through to January 1, 2020. For the 2017 grant, the two year period is through to January 1, 2019 and the four year period through to January 1, 2021. The other half of the 2016 and 2017 awards will vest on January 1, 2020 and January 1, 2021 respectively provided one of a range of cumulative EBITDA performance targets is met over a four year period from January 1, 2016 to December 31, 2019 for the 2016 grant and from January 1, 2017 to December 31, 2020 for the 2017 grant.
The stock compensation charge reported within the Consolidated Statement of Profit or Loss for the year ended December 31, 2017 related to the management plan is €1.8 million (year ended December 31, 2016: €0.6 million; nine months ended December 31, 2015: €nil)
The Company calculates the cost of the Management Share Awards based upon their fair value using the Monte Carlo Model, which is considered to be the most appropriate methodology considering the restricted shares only vest once the market performance conditions have been satisfied, as well as expected exercise period and the payment of dividends by the Company. Following a revision to the January 1, 2016 award EBITDA Performance Target Conditions and updating for scheme leavers, the inputs and assumptions underlying the Monte Carlo models for both awards are now as follows:

	January 1, 2016 award	January 1, 2017 award
Grant date price	$12.00	$9.57
Exercise price	$—	$—
Expected life of restricted share	3.02 – 4.00 years	3.11 – 4.00 years
Expected volatility of the share price	20.0%	23.0%
Dividend yield expected	—%	—%
Risk free rate	1.59%	1.83%
Employee exit rate	16.0%	16.0%
EBITDA Performance Target Condition	5.0%-75.0%	5.0%-75.0%
The expected volatility of the share price inputs of 20.0% and 23.0% were estimated by referencing selected quoted companies which are considered to exhibit some degree of comparability with the Company, as the Company has only been listed for approximately two years at the time of the 2017 grant.
Based on the revised assessment in the current period of fair value and the number of shares expected to vest, the total fair value in respect of the Restricted Shares as at the January 1, 2016 grant date is $6.3 million (€5.9 million) and $0.6 million (€0.6 million) as at the January 1, 2017 grant date.

Share based compensation reserve
€m
Balance as of January 1, 2017	1.0
Non-Executive Director restricted share awards charge	0.8
Directors and Senior Management share awards charge	1.8
Vesting of Non-Executive Director restricted shares	(0.7)

Balance as of December 31, 2017	2.9
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
The awards are now exercisable within a five year period, which commenced on the trading day immediately following the Iglo Group acquisition on June 1, 2015. Nomad has calculated the cost of the Initial Options based upon their fair value and taking into account the vesting period and using the Black-Scholes methodology. The valuation of the Initial Options has been based on the following assumptions:

–	market value of Ordinary Shares at the grant date of $10.00;

–	an exercise price of $11.50;

–	1 year expected time to acquisition;

–	probability of acquisition of 61%;

–	volatility of 17.03%; and

–	a risk free interest rate of 0.84%.
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

9)	Directors and Key Management compensation

	Successor	Successor	Successor	Successor	Predecessor
	Year ended December 31, 2017	Year ended December 31, 2016	9 months ended December 31, 2015	Year ended March 31, 2015	5 months ended May 31, 2015
	€m	€m	€m	€m	€m
Short-term employee benefits	2.0	2.1	1.3	—	1.9
Contributions to money purchase pension plans	—	—	—	—	0.2
Share-based payment	1.4	0.9	0.1	—	2.2
Long-term incentive scheme	—	—	—	—	17.4
Compensation for loss of office	0.4	—	—	—	—
Non-Executive Director fees	0.3	0.2	0.1	0.2	—
Total Directors’ and executive officers' compensation	4.1	3.2	1.5	0.2	21.7
All significant management decision making authority is vested within the Board of Directors and the executive team, therefore key management are considered to be the Directors and executive Officers.
In the year ended December 31, 2017, two executive Officers were accruing benefits under share based payment schemes (year ended December 31, 2016: three).
Predecessor Non-Executive Directors were paid through payroll and are included within the table above but were not disclosed separately.
In the predecessor period, there were eight directors in respect of whose qualifying services shares were received under long term incentive schemes, including the highest paid director.

	Successor	Successor	Successor	Successor	Predecessor
	Year ended December 31, 2017	Year ended December 31, 2016	9 months ended December 31, 2015	Year ended March 31, 2015	5 months ended May 31, 2015
Retirement benefits are accruing to the following number of directors under:
Money purchase schemes	2	1	1	—	4

10)	Finance income and costs

		Successor	Successor	Successor	Successor	Predecessor
		Year ended December 31, 2017	Year ended December 31, 2016	9 months ended December 31, 2015	Year ended March 31, 2015	5 months ended May 31, 2015
	Note	€m	€m	€m	€m	€m
Interest income		0.2	5.9	4.4	—	2.0
Gain on derivatives		7.0	—	4.3	—	—
Net foreign exchange gains on translation of financial assets and liabilities		—	18.3	—	0.1	—
Finance income		7.2	24.2	8.7	0.1	2.0
Accrued interest		—	—	—	—	(60.2)
Cash pay interest expense		(54.0)	(68.7)	(38.8)	—	(35.4)
Cross-currency interest rate swaps: cash flow hedges, transfer from equity		3.9	—	—	—	—
Other interest expense		—	(2.8)	—	—	—
Net pension interest costs		(3.6)	(4.1)	(1.9)	—	(0.7)
Amortization of borrowing costs		(2.7)	(5.0)	(2.1)	—	(0.9)
Net foreign exchange losses on translation of financial assets and liabilities		(3.9)	—	(0.5)	—	(20.5)
Interest on unwinding of discounted items		(1.2)	(1.4)	—	—	—
Loss on derivatives		—	(4.3)	—	—	—
Financing costs incurred in amendment of terms of debt(1)		(20.1)	—	(0.9)	—	—
Finance costs		(81.6)	(86.3)	(44.2)	—	(117.7)
Net finance (costs)/income		(74.4)	(62.1)	(35.5)	0.1	(115.7)
(1)     A one-off charge of €20.1 million was incurred as a consequence of the refinancing in May 2017 and repricing in December 2017. Of this, deferred transaction costs of €15.7 million relating to the previous senior debt were written off.

11)	Taxation

		Successor	Successor	Successor	Successor	Predecessor
		Year ended December 31, 2017	Year ended December 31, 2016	9 months ended December 31, 2015	Year ended March 31, 2015	5 months ended May 31, 2015
	Note	€m	€m	€m	€m	€m
Current tax expense
Current tax on profits/loss for the period		(37.5)	(58.9)	(18.0)	—	(41.2)
Adjustments in respect of prior periods		3.2	(0.6)	(2.3)	—	15.2
		(34.3)	(59.5)	(20.3)	—	(26.0)
Deferred tax income/(expense)
Origination and reversal of temporary differences		(2.1)	12.9	10.4	—	(14.9)
Impact of change in tax rates		4.4	7.0	22.2	—	—
	16	2.3	19.9	32.6	—	(14.9)
Total tax (expense)/credit		(32.0)	(39.6)	12.3	—	(40.9)

Reconciliation of effective tax rate:

	Successor	Successor	Successor	Successor	Predecessor
	Year ended December 31, 2017	Year ended December 31, 2016	9 months ended December 31, 2015	Year ended March 31, 2015	5 months ended May 31, 2015
	€m	€m	€m	€m	€m
Profit/(loss) before tax	168.5	76.0	(349.6)	(167.5)	(87.1)
Tax (charge)/credit at the standard UK corporation tax rate 19.25% (2016: 20%; 2015: 20.25%)	(32.5)	(15.2)	70.8	33.9	17.6
Difference in tax rates	(10.0)	(10.0)	(67.5)	(33.9)	(4.6)
Non tax deductible interest	4.4	—	(9.9)	—	(8.7)
Other income and expenses not taxable or deductible	16.8	(7.4)	1.0	—	(21.6)
Unrecognized tax assets	(19.3)	(1.8)	(2.1)	—	(30.9)
Provisions for uncertainties	1.0	(11.6)	0.1	—	(7.9)
Impact of change in deferred tax rates	4.4	7.0	22.2	—	—
Prior period adjustment	3.2	(0.6)	(2.3)	—	15.2
Total tax (expense)/credit	(32.0)	(39.6)	12.3	—	(40.9)
Effective tax rates
Successor
The effective tax rate for the year ended December 31, 2017 was 19% (year ended December 31, 2016: 52.1%). The change is principally caused by expenses which are not tax deductible, partially offset by the non-recognition of deferred tax assets on certain tax losses. Effective from and including January 12, 2016, the Company become a resident in the United Kingdom for United Kingdom tax purposes.
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
Following the enactment of the Finance Act 2016, the standard rate of corporation tax in the UK is 19.25% for 2017 (2016: 20%). The standard rate of corporation tax in the UK reduced from 20% to 19% with effect from April 1, 2017 and will reduce by a further 2% to 17% from April 1 2020. As the reductions to 19% and 17% were substantially enacted on September 6, 2016, these rates are reflected in these financial statements.
The tax (credit)/charge relating to components of other comprehensive income is as follows:

Successor

		Before tax	Tax charge/ (credit)	After tax
Year ended December 31, 2017	Note	€m	€m	€m
Remeasurement of post-employment benefit liabilities		(2.9)	2.0	(0.9)
Net investment hedge		0.8	—	0.8
Cash flow hedges		16.4	(5.0)	11.4
Other comprehensive loss		14.3	(3.0)	11.3
Current tax		—	—	—
Deferred tax	16	—	(3.0)	—
		—	(3.0)	—
		Before tax	Tax charge	After tax
Year ended December 31, 2016	Note	€m	€m	€m
Remeasurement of post-employment benefit liabilities		23.6	6.3	29.9
Net investment hedge		0.5	—	0.5
Cash flow hedges		(10.1)	2.8	(7.3)
Other comprehensive loss		14.0	9.1	23.1
Current tax		—	—	—
Deferred tax	16	—	9.1	—
		—	9.1	—
		Before tax	Tax charge	After tax
Nine months ended December 31, 2015	Note	€m	€m	€m
Remeasurement of post-employment benefit liabilities		(19.4)	6.1	(13.3)
Net investment hedge		4.4	—	4.4
Cash flow hedges		(1.6)	0.5	(1.1)
Other comprehensive (income)/loss		(16.6)	6.6	(10.0)
Current tax		—	—	—
Deferred tax	16	—	6.6	—
		—	6.6	—

Predecessor
		Before tax	Tax credit	After tax
5 months ended May 31, 2015	Note	€m	€m	€m
Remeasurement of post-employment benefit liabilities		2.5	(0.7)	1.8
Net investment hedge		(44.7)	—	(44.7)
Cash flow hedges		—	—	—
Other comprehensive income		(42.2)	(0.7)	(42.9)
Current tax		—	—	—
Deferred tax	16	—	(0.7)	—
		—	(0.7)	—

12)	Property, plant and equipment

	Land and buildings	Plant and equipment	Computer equipment	Total
	€m	€m	€m	€m
SUCCESSOR
Cost
Balance at December 31, 2015	119.2	221.8	2.4	343.4
Acquisitions through business combinations	—	2.5	—	2.5
Additions	3.3	34.3	0.4	38.0
Transfer to intangible assets (note 13)	(1.7)	1.1	—	(0.6)
Disposals	(2.7)	(0.6)	—	(3.3)
Effect of movements in foreign exchange	(7.6)	(28.8)	—	(36.4)
Balance at December 31, 2016	110.5	230.3	2.8	343.6
Additions	11.6	26.0	0.4	38.0
Disposals	(0.1)	(1.1)	—	(1.2)
Effect of movements in foreign exchange	(4.6)	(12.7)	—	(17.3)
Balance at December 31, 2017	117.4	242.5	3.2	363.1
Accumulated depreciation and impairment
Balance at December 31, 2015	3.4	21.4	0.4	25.2
Depreciation	6.5	35.7	1.1	43.3
Impairment	(0.2)	1.6	—	1.4
Transfers	—	0.2	(0.2)	—
Effect of movements in foreign exchange	(3.9)	(20.5)	(0.1)	(24.5)
Balance at December 31, 2016	5.8	38.4	1.2	45.4
Depreciation	6.1	28.9	0.9	35.9
Impairment	—	0.3	—	0.3
Effect of movements in foreign exchange	(3.7)	(10.2)	—	(13.9)
Balance at December 31, 2017	8.2	57.4	2.1	67.7
Net book value December 31, 2015	115.8	200.4	2.0	318.2
Net book value December 31, 2016	104.7	191.9	1.6	298.2
Net book value December 31, 2017	109.2	185.1	1.1	295.4
Leased equipment
The Company leased items of machinery in Sweden under finance leases which were disposed of in the year ended December 31, 2017 and so the net carrying amount of those leased assets is nil (December 31, 2016: €0.8 million).
Security
Borrowings have been provided by a syndicate of third party lenders, (the “Syndicate”). The Syndicate together with holders of the bond issue have security over the assets of the ‘guarantor group’. The ‘Guarantor Group’ consists of those companies which individually have more than 5% of consolidated total assets or EBITDA (as defined in the Senior Facilities Agreement) of the Company and in total comprise more than 80% of consolidated total assets or EBITDA at any testing date.

13)	Goodwill and Intangibles

	Goodwill	Brands	Computer software	Customer relationships	Others	Total
	€m	€m	€m	€m	€m	€m
Cost
Balance at December 31, 2015	1,676.8	1,688.9	11.0	31.0	0.2	3,407.9
Acquisitions through business combinations	68.8	—	—	—	(0.2)	68.6
Additions	—	—	4.4	—	—	4.4
Transfer from tangible assets (note 12)	—	—	0.6	—	—	0.6
Effect of movements in foreign exchange	—	—	(1.3)	—	—	(1.3)
Balance at December 31, 2016	1,745.6	1,688.9	14.7	31.0	—	3,480.2
Additions	—	—	4.6	—	—	4.6
Effect of movements in foreign exchange	—	—	(1.0)	—	—	(1.0)
Balance at December 31, 2017	1,745.6	1,688.9	18.3	31.0	—	3,483.8

	Goodwill	Brands	Computer software	Customer relationships	Others	Total
	€m	€m	€m	€m	€m	€m
Accumulated amortization and impairment
Balance at December 31, 2015	—	0.1	1.0	0.4	—	1.5
Amortization	—	0.7	4.9	2.2	—	7.8
Effect of movements in foreign exchange	—	—	(1.3)	—	—	(1.3)
Balance at December 31, 2016	—	0.8	4.6	2.6	—	8.0
Amortization	—	0.7	3.6	2.2	—	6.5
Effect of movements in foreign exchange	—	—	(0.7)	—	—	(0.7)
Balance at December 31, 2017	—	1.5	7.5	4.8	—	13.8
Net book value December 31, 2015	1,676.8	1,688.8	10.0	30.6	0.2	3,406.4
Net book value December 31, 2016	1,745.6	1,688.1	10.1	28.4	—	3,472.2
Net book value December 31, 2017	1,745.6	1,687.4	10.8	26.2	—	3,470.0
Amortization of €6.5 million (December 31, 2016: €7.8 million; December 31, 2015: €1.5 million) is included in ‘other operating expenses’ in the Consolidated Statement of Profit or Loss.
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

•
Budgeted cash flows: the calculation of value in use has been based on the cash flow forecasts by management for 2018 to 2020. The trends in these forecasts have been extrapolated to produce 2021 and 2022 forecast cash flows. Beyond 2022 the same assumptions have been applied for future periods in the absence of longer term detailed forecasts. These plans have been prepared and approved by management, and incorporate past performance of the entities acquired in the period, historical growth rates and projections of developments in key markets.

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

•
Discount rate: a pre-tax discount rate of 8.0% (2016: 8.0%) was applied to the cash flows. This discount rate has been calculated using a capital asset pricing model using observable market data, including the share price of Nomad Foods Limited.

•
Long-term growth rates: as required by IAS 36, growth rates for the period after the detailed forecasts are based on past performance. The growth rate used in the testing was 1.0% (2016: 0.5%). These rates do not reflect the long-term assumptions used by the Company for investment planning.

Sensitivity to changes in assumptions
Impairment was not required at either December 31, 2017 or December 31, 2016. In each case the valuations derived from the discounted cash flow model indicate a sufficient amount of headroom for which any reasonably possible change to key assumptions is unlikely to result in an impairment of the related goodwill.

14)	Acquisitions
On January 17, 2018 we entered into an agreement to acquire Green Isle Foods Ltd. including the Goodfella's and San Marco brands, in an all cash deal valued at £200 million (approximately €225 million). We anticipate this acquisition to be completed in the second quarter of 2018 and we expect this will enlarge our portfolio of brands to include the number one and number two market share positions within the frozen pizza category in Ireland and the UK, a successful frozen private label pizza business, and two frozen pizza manufacturing facilities. The purchase price of the acquisition is expected to be funded through cash on hand. The Company will disclose the impact of this acquisition once successfully completed. See Note 38, Significant events after the Statement of Financial Position date.

15)	Investments
The following are the Company's significant investments as of December 31, 2017.

	Activity	Country of incorporation	Class of shares held	Ownership as of
				Dec 31, 2017
Nomad Foods Europe Holdings Limited	Holding	England	Ordinary	100%
Nomad Foods Europe Holdco Limited	Holding	England	Ordinary	100%
Nomad Foods Europe Finco Limited	Holding	England	Ordinary	100%
Nomad Foods Europe Midco Limited	Holding/ Finance	England	Ordinary	100%
Nomad Foods Bondco Plc	Finance	England	Ordinary	100%
Nomad Foods Lux S.à.r.l.	Finance	Luxembourg	Ordinary	100%
Nomad Foods Europe Limited	Management	England	Ordinary	100%
Birds Eye Limited	Trading	England	Ordinary	100%
Nomad Foods Europe Finance Limited	Finance	England	Ordinary	100%
Birds Eye Ireland Limited	Trading	Republic of Ireland	Ordinary	100%
Iglo Holding GmbH	Holding	Germany	Ordinary	100%
Iglo Nederland B.V.	Trading	Netherlands	Ordinary	100%
Iglo Belgium S.A.	Trading	Belgium	Ordinary	100%
Iglo Portugal	Trading	Portugal	Ordinary	100%
Iglo Austria Holdings GmbH	Holding	Austria	Ordinary	100%
C.S.I. Compagnia Surgelati Italiana S.R.L	Trading	Italy	Ordinary	100%
Findus Sverige Holdings AB	Holding	Sweden	Ordinary	100%
Iglo GmbH	Trading	Germany	Ordinary	100%
Frozen Fish International GmbH	Trading	Germany	Ordinary	100%
Liberator Germany Newco GmbH	Property	Germany	Ordinary	100%
Iglo Austria GmbH	Trading	Austria	Ordinary	100%
Findus Sverige AB	Trading	Sweden	Ordinary	100%
Frionor Sverige AB	Holding	Sweden	Ordinary	100%
Findus Holdings France SAS	Holding	France	Ordinary	100%
Findus France SAS	Trading	France	Ordinary	100%
Findus Espana SLU	Trading	Spain	Ordinary	100%
Findus Danmark A/S	Trading	Denmark	Ordinary	100%
Findus Finland Oy	Trading	Finland	Ordinary	100%
Findus Norge AS	Trading	Norway	Ordinary	100%

16)	Deferred tax assets and liabilities
Recognized deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following:

	Dec 31, 2017			Dec 31, 2016
	Assets	Liabilities	Total	Assets	Liabilities	Total
	€m	€m	€m	€m	€m	€m
Property, plant and equipment	13.5	(28.7)	(15.2)	10.3	(33.6)	(23.3)
Intangible assets	0.1	(295.1)	(295.0)	—	(291.3)	(291.3)
Employee benefits	28.2	—	28.2	27.8	(0.1)	27.7
Tax value of loss carry forwards	15.6	—	15.6	18.9	—	18.9
Derivative financial instruments	0.9	0.5	1.4	—	(3.3)	(3.3)
Other	6.0	(4.4)	1.6	7.9	(4.9)	3.0
Tax assets/(liabilities)	64.3	(327.7)	(263.4)	64.9	(333.2)	(268.3)
Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable.
Deferred tax assets that the Company has not recognized in the financial statements amount to €65.3 million (December 31, 2016: €56.3 million). These deferred tax assets have not been recognized as the likelihood of recovery is not probable. A deferred tax asset on tax losses acquired from the Iglo Group was not recognized at the acquisition date. During 2016, following discussions with tax authorities, the group revised its assessment of the likely recovery of these losses and a resulting deferred tax asset has now been recognized.
The aggregate deferred tax relating to items that have been credited directly to equity is €3.0 million (December 31, 2016: charge of €9.1 million).
Movement in deferred tax during the year:

	Opening balance Jan 1 2017	Acquired in business combinations	Recognized in Statement of Profit or Loss	Recognized in Other Comprehensive Income	Movement in foreign exchange	Closing balance Dec 31, 2017
	€m	€m	€m	€m	€m	€m
Property, plant and equipment	(23.3)	—	8.2	—	(0.1)	(15.2)
Intangible assets	(291.3)	—	(3.7)	—	—	(295.0)
Employee benefits	27.7	—	2.5	(2.0)	—	28.2
Tax value of loss carry forwards	18.9	—	(3.0)	—	(0.3)	15.6
Derivative financial instruments	(3.3)	—	(0.3)	5.0	—	1.4
Other	3.0	—	(1.4)	—	—	1.6
Total deferred tax	(268.3)	—	2.3	3.0	(0.4)	(263.4)

	Opening balance Jan 1 2016	Acquired in business combinations	Recognized in Statement of Profit or Loss	Recognized in Other Comprehensive Income	Movement in foreign exchange	Closing balance Dec 31 2016
	€m	€m	€m	€m	€m	€m
Property, plant and equipment	(5.3)	(0.3)	(17.2)	—	(0.5)	(23.3)
Intangible assets	(315.8)	—	24.1	—	0.4	(291.3)
Employee benefits	32.7	—	1.3	(6.3)	—	27.7
Tax value of loss carry forwards	—	—	18.9	—	—	18.9
Derivative financial instruments	0.2	—	(0.7)	(2.8)	—	(3.3)
Other	9.5	—	(6.5)	—	—	3.0
Total deferred tax	(278.7)	(0.3)	19.9	(9.1)	(0.1)	(268.3)

17)	Inventories

	Successor	Successor
	Dec 31, 2017	Dec 31, 2016
	€m	€m
Raw materials and consumables	82.9	97.7
Work in progress	41.0	41.7
Finished goods and goods for resale	183.0	185.6
Total inventories	306.9	325.0
During the year ended December 31, 2017 €7.6 million (year ended December 31, 2016 €6.4 million, nine months ended December 31, 2015: €3.5 million; year ended March 31, 2015: nil) was charged to the Consolidated Statement of Profit or Loss for the write down of inventories.

18)	Trade and other receivables

	Successor	Successor
	Dec 31, 2017	Dec 31, 2016
Current assets	€m	€m
Trade receivables	94.7	92.3
Prepayments and accrued income	10.1	8.0
Other receivables	19.7	26.1
Tax receivable	22.6	9.3
Total current trade and other receivables	147.1	135.7
Non-current assets
Other receivables	4.3	0.4
Total non-current trade and other receivables	4.3	0.4
Total trade and other receivables	151.4	136.1

Trade receivables, prepayments and other receivables, except for those defined as non-current, are expected to be recovered in less than 12 months. Other receivables includes VAT receivable.

The ageing of trade receivables is detailed below:

	Gross	Impaired	Net
December 31, 2017	€m	€m	€m
Not past due	243.4	—	243.4
Past due less than 1 month	35.6	(0.7)	34.9
Past due 1 to 3 months	4.8	(0.3)	4.5
Past due 3 to 6 months	0.2	(0.2)	—
Past due more than 6 months	5.3	(4.9)	0.4
Sub-total	289.3	(6.1)	283.2
Reduction in trade-terms*			(188.5)
Total trade receivables			94.7
	Gross	Impaired	Net
December 31, 2016	€m	€m	€m
Not past due	229.4	—	229.4
Past due less than 1 month	9.8	(0.1)	9.7
Past due 1 to 3 months	0.9	(0.2)	0.7
Past due 3 to 6 months	0.9	(0.1)	0.8
Past due more than 6 months	6.3	(6.0)	0.3
Sub-total	247.3	(6.4)	240.9
Reduction in trade-terms*			(148.6)
Total trade receivables			92.3
* Refer to Note 4(a). Reduction in trade term amounts are primarily not past due.
All impaired trade receivables have been provided to the extent that they are believed not to be recoverable.
The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable. The Company does not hold any collateral as security.

19)	Indemnification assets

	Successor	Successor
	Dec 31, 2017	Dec 31, 2016
	€m	€m
Related to Iglo Acquisition at start of the period	2.1	10.2
Reclassified from Other receivables	—	1.2
Release of indemnified provision	(2.1)	(9.3)
Related to Iglo Acquisition at end of the period	—	2.1
Related to Findus Acquisition at start of the period	63.4	67.6
Acquisition accounting adjustment	—	6.2
Remeasurement of indemnification assets	10.4	(10.4)
Related to Findus Acquisition at end of the period	73.8	63.4
Total indemnification assets	73.8	65.5
As part of the acquisition of the Iglo Group and the Findus Group, the Company inherited several contingent liabilities for which the sellers have provided an indemnity. To the extent that the liability has been recognized in the balance sheet, an indemnification asset has been recognized. As part of the agreement to repurchase shares on June 12, 2017, as discussed in Note 25, the indemnities in relation to the Iglo acquisition were canceled. As a consequence, the indemnification asset of €2.1 million previously recognized has been released.
In total, €73.8 million of liabilities are covered by the indemnification assets as at December 31, 2017 (December 31, 2016: €65.5 million). The asset recognized in relation to the Findus Group has been limited to the original value of shares held in escrow following the completion of the acquisition.

The indemnification asset recognized in relation to the Findus Group is secured by shares held in escrow, so that the value of the assets may, in the future, be restricted to the value of these shares as at the balance sheet date. As at the December 31, 2017, €73.8 million (December 31, 2016: €63.4 million) of the indemnification assets relate to the acquisition of the Findus Group for which 6,964,417 shares are held in escrow and are valued at $16.91 (€14.13) (December 31, 2016: 6,964,417 shares valued at $9.57 (€9.10)) each.

20)	Cash and cash equivalents

	Successor	Successor
	Dec 31, 2017	Dec 31, 2016
	€m	€m
Cash and cash equivalents	219.0	325.3
Restricted cash	0.2	4.2
Total cash and cash equivalents	219.2	329.5
Bank overdrafts	—	—
Cash and cash equivalents per Statement of Cash Flows	219.2	329.5
‘Cash and cash equivalents’ comprise cash balances and call deposits. Restricted cash comprises money that is primarily reserved for a specific purpose and therefore not available for immediate or general business use. Of the restricted cash totaling €4.2 million at December 31, 2016, €3.6 million was due to French company law requirements.

21)	Loans and borrowings
The repayment profile of the syndicated and other loans held by the Company is as follows:

	Successor	Successor
	Dec 31, 2017	Dec 31, 2016
	€m	€m
Current liabilities/(assets)
Syndicated loans	5.1	—
Less deferred borrowing costs to be amortized within 1 year	(1.8)	(5.0)
Total due in less than one year	3.3	(5.0)
Non-current liabilities
Syndicated loans	1,004.4	964.2
2020 floating rate senior secured notes	—	500.0
2024 fixed rate senior secured notes	400.0	—
Less deferred borrowing costs to be amortized in 2-5 years	(7.2)	(12.4)
Less deferred borrowing costs to be amortized in more than 5 years	(2.1)	—
Total due after more than one year	1,395.1	1,451.8
Total borrowings	1,398.4	1,446.8

The table below shows details of individual loans:

	Successor	Successor
	Dec 31, 2017	Dec 31, 2016
	€m	€m
Current liabilities/(assets)-syndicated loans	5.1	—
Less deferred borrowing costs to be amortized within 1 year	(1.8)	(5.0)
Total current loans and borrowings	3.3	(5.0)
Non-current liabilities-syndicated loans and secured notes
2020 floating rate senior secured notes	—	500.0
2024 fixed rate senior secured notes	400.0	—
Senior C1 EUR	—	363.3
Senior C2 GBP	—	275.9
Senior C3 EUR	—	325.0
Senior B3 EUR	500.0	—
Senior B4 USD	504.4	—
Less deferred borrowing costs to be amortized in 2—5 years	(7.2)	(12.4)
Less deferred borrowing costs to be amortized in more than 5 years	(2.1)	—
Total non-current loans and borrowings	1,395.1	1,451.8
Total borrowings	1,398.4	1,446.8
Borrowings under the syndicated loan facility and floating rate notes	1,398.4	1,446.8
The interest rate on all other loans and the floating rate senior secured notes are re-priced within one year to the relevant Euribor or Libor rate.

On May 3, 2017 the Company completed a refinancing of its Senior debt with a syndicate of banks. All Senior debt as at the balance sheet date was repaid and replaced with new Senior Euro debt of €500.0 million and Senior USD debt of $610.0 million. Both are repayable on May 15, 2024, although the Senior USD debt requires a repayment of $6.1 million of principal each year until 2024, beginning May 15, 2018. The existing revolving credit facility was also replaced with a new €80.0 million facility, which is available until May 15, 2023 and will be utilized to support existing letters of credit and bank guarantees and certain other ancillary facilities outside of the Senior debt.
In order to match its underlying cash flows the Company has entered into a number of cross-currency interest rate swaps. In exchange for $610.0 million the Company has received €299.3 million and £226.7 million. The derivatives are designed to minimize the exposure to movements in foreign currency exchange rates and movements in interest rates. In exchange for receiving cash flows in USD matching the payments of principal and interest due under the Senior USD debt, the Company will pay fixed amounts of interest and principal on notional amounts of GBP and EUR. All of the USD to EUR swaps have been designated as a cash flow hedge whilst EUR to GBP swaps to the value of £187.6 million have been designated as a net investment hedge.
Concurrent to the refinancing, the Company through its indirect, wholly-owned subsidiary, Nomad Foods BondCo Plc, repaid the senior secured notes due 2020 and successfully completed a private offering of €400.0 million aggregate principal amount of 3.25% senior secured notes due May 15, 2024 (the “Notes”). Interest on the Notes has accrued from the date of issue, payable semi-annually in arrears on May 15 and November 15, commencing on November 15, 2017. Both the new Senior debt and the notes are guaranteed on a senior basis by the Company and certain subsidiaries thereof and are secured with equal ranking against certain assets of the Company. Eligible transaction costs of approximately €9.8 million have been capitalized as part of the refinancing and will be amortized over the life of the debt. As a consequence of the debt extinguishment, deferred borrowing costs relating to the old senior debt of €15.7 million have been written off to the Statement of Profit or Loss in May 2017 (see Note 10).
On December 20, 2017 we further amended and restated our Senior Facilities Agreement to reprice our $610.0 million and €500.0 million term loan facilities. The margin was reduced by 50 basis points on the U.S. Dollar-denominated term loan and 25 basis points on the Euro-denominated term loan. There were no changes to the maturity dates of the term loan facilities as a result of this amendment. We also established a $50.0 million incremental term loan facility and a €58.0 million incremental term loan facility. These amendments were accounted for as a modification of the existing loan. On January 31, 2018, the $50.0 million incremental term loan facility was fully drawn and on February 9, 2018, the €58.0 million incremental term loan facility was fully drawn. Eligible transaction costs of approximately €2.5 million have been capitalized as part of this amendment and will be amortized over the life of the debt.

In addition to this the Company has a multicurrency revolving credit facility of €80.0 million. This facility is available until May 2023. As at December 31, 2017 €14.0 million (December 31, 2016: €13.2 million) has been utilized for letters of credit, overdrafts, customer bonds and bank guarantees against the revolving credit facility.
Guarantees and secured assets
The Syndicate of lenders that finance the Company’s Senior debt, have security over the assets of the “Guarantor Group”. The Guarantor Group consists of those companies which individually have more than 5% of consolidated total assets or EBITDA (as defined in the Senior Facilities Agreement) of the Company and in total comprise more than 80% of consolidated total assets or EBITDA at any testing date.
In connection with its pension scheme, Findus Sverige AB, a 100% owned subsidiary, is required to obtain credit insurance with PRI Pensionsgaranti (“PRI”), a credit insurance company which provides insurance annually against the risk of a sponsoring company’s insolvency. In connection with such credit insurance, as at December 31, 2017 Findus Sverige AB has granted floating charges over certain assets in favor of PRI in an amount of SEK 300 million (€30.5 million) (December 31, 2016: €31.3 million) and Nomad Foods Limited has issued a parent guarantee to PRI which will not exceed SEK 495 million (€50.3 million) (December 31, 2016: €45.9 million) at any time and has an end date of March 31, 2019.
Capitalization of transaction costs
Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs.

22)	Trade and other payables

	Successor	Successor
	Dec 31, 2017	Dec 31, 2016
Current liabilities	€m	€m
Trade payables	328.9	345.0
Accruals and deferred income	109.6	92.4
Social security and other taxes	18.2	19.3
Other payables	17.7	13.7
Finance lease obligations	—	0.6
Financial payables	3.1	1.7
Total current trade and other payables	477.5	472.7
Non-current liabilities
Finance lease obligations	—	1.0
Accruals and deferred income	1.8	—
Total non-current trade and other payables	1.8	1.0
Total trade and other payables	479.3	473.7
Finance lease obligations
The Company had no finance lease obligations for the year ended December 31, 2017.

	Future minimum lease payments		Interest		Present value of minimum lease payments
€m	Dec 31, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016
Less than one year	—	0.7	—	0.1	—	0.6
Between one and five years	—	1.1	—	0.1	—	1.0
More than five years	—	—	—	—	—	—
	—	1.8	—	0.2	—	1.6

23)	Employee benefits
The Company operates defined benefit pension plans in Germany, Italy, Sweden and Austria, as well as various defined contribution plans in other countries. All of these schemes were inherited from the Predecessor or acquired from the Findus Group.

i.	Defined contribution plans
Successor
The total expense relating to defined contribution plans for the year ended December 31, 2017 was €8.5 million (year ended December 31, 2016: €9.6 million, €4.4 million for the nine months ended December 31, 2015, nil for the year ended March 31, 2015).
Predecessor
The total expense relating to defined contribution plans for the five months period ended May 31, 2015 was €2.4 million.

ii.	Defined benefit plans
The Company operates partially funded defined benefit pension plans in Germany and Austria as well as unfunded plans in Sweden and Italy. In addition, an unfunded post-retirement medical plan is operated in Austria. In Germany and Italy long term service awards are in operation and various other countries provide other employee benefits.

	Successor	Successor
	Dec 31, 2017	Dec 31, 2016
	€m	€m
Total employee benefit obligations-Germany	117.5	121.8
Total employee benefit obligations-Sweden	59.8	56.7
Total employee benefit obligations-Italy	5.3	5.1
Total employee benefit obligations-Austria	2.8	4.2
Sub-total	185.4	187.8
Total net employee benefit obligations-other countries	3.0	3.1
Total net employee benefit obligations	188.4	190.9
The obligation of €3.0 million (December 31, 2016: €3.1 million) in respect of other countries is the aggregate of a number of different types of minor schemes, each one not being considered material individually or in aggregate. Consequently detailed disclosure of these schemes is not provided.
The amount included in the Statement of Financial Position arising from the Company’s obligations in respect of its defined benefit retirement plans and post-employment benefits is as follows:
Successor

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
December 31, 2017	€m	€m	€m
Present value of unfunded defined benefit obligations	65.7	4.9	70.6
Present value of funded defined benefit obligations	196.1	—	196.1
Subtotal present value of defined benefit obligations	261.8	4.9	266.7
Fair value of plan assets	(81.3)	—	(81.3)
Recognized liability for net defined benefit obligations	180.5	4.9	185.4

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
December 31, 2016	€m	€m	€m
Present value of unfunded defined benefit obligations	62.5	4.9	67.4
Present value of funded defined benefit obligations	200.2	—	200.2
Subtotal present value of defined benefit obligations	262.7	4.9	267.6
Fair value of plan assets	(79.8)	—	(79.8)
Recognized liability for net defined benefit obligations	182.9	4.9	187.8
Movements in recognized liability for net defined benefit obligations:

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
	€m	€m	€m
Opening balance January 1, 2017	182.9	4.9	187.8
Current service cost	4.1	(0.1)	4.0
Interest cost	3.5	0.1	3.6
Actuarial gains	(2.9)	—	(2.9)
Contributions to plan	(0.5)	—	(0.5)
Benefits paid	(4.9)	—	(4.9)
Exchange adjustments	(1.7)	—	(1.7)
As at December 31, 2017	180.5	4.9	185.4
	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
	€m	€m	€m
Opening balance January 1, 2016	159.4	5.7	165.1
Current service cost	3.9	(0.4)	3.5
Interest cost	3.9	0.1	4.0
Actuarial losses	23.6	—	23.6
Contributions to plan	(0.5)	—	(0.5)
Benefits paid	(5.1)	(0.3)	(5.4)
Exchange adjustments	(2.3)	(0.2)	(2.5)
As at December 31, 2016	182.9	4.9	187.8

Movements in present value of defined benefit obligations:

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
	€m	€m	€m
Opening balance January 1, 2017	262.7	4.9	267.6
Current service cost	4.1	(0.1)	4.0
Interest cost	4.9	0.1	5.0
Actuarial experience losses	0.5	—	0.5
Actuarial losses arising from changes in financial assumptions	1.5	—	1.5
Actuarial gains arising from changes in demographic assumptions	(3.0)	—	(3.0)
Contributions to plan	0.3	—	0.3
Benefits paid	(7.5)	—	(7.5)
Exchange adjustments	(1.7)	—	(1.7)
As at December 31, 2017	261.8	4.9	266.7
	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
	€m	€m	€m
Opening balance January 1, 2016	238.3	5.7	244.0
Current service cost	3.9	(0.4)	3.5
Interest cost	5.8	0.1	5.9
Actuarial experience gains	(0.3)	—	(0.3)
Actuarial losses arising from changes in financial assumptions	24.5	—	24.5
Contributions to plan	0.5	—	0.5
Benefits paid	(7.7)	(0.3)	(8.0)
Exchange adjustments	(2.3)	(0.2)	(2.5)
As at December 31, 2016	262.7	4.9	267.6

Movements in fair value of plan assets of defined benefit retirement plans:

2017
€m
Opening balance January 1, 2017	79.8
Interest income	1.4
Actuarial gains arising from the return on plan assets, excluding interest income	1.9
Contributions by employer	0.5
Contributions by members	0.3
Benefits paid	(2.6)
As at December 31, 2017	81.3

2016
€m
Opening balance January 1, 2016	78.9
Interest income	1.9
Actuarial gains arising from the return on plan assets, excluding interest income	0.6
Contributions by employer	0.5
Contributions by members	0.5
Benefits paid	(2.6)
As at December 31, 2016	79.8
Expense recognized in the Consolidated Statement of Profit or Loss:

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
	2017	2017	2017
	€m	€m	€m
Current service cost	4.1	(0.1)	4.0
Interest cost	3.5	0.1	3.6
For the year ended December 31, 2017	7.6	—	7.6

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
	2016	2016	2016
	€m	€m	€m
Current service cost	3.9	(0.4)	3.5
Interest cost	3.9	0.1	4.0
For the year ended December 31, 2016	7.8	(0.3)	7.5
Current service cost is allocated between cost of sales and other operating expenses. Interest on net defined benefit obligation is disclosed in net financing costs.

Amount recognized in the Consolidated Statement of Comprehensive Income:

	Year ended December 31, 2017	Year ended December 31, 2016
	€m	€m
Actuarial experience losses/(gains)	0.5	(0.3)
Actuarial losses arising from changes in financial assumptions	1.5	24.5
Actuarial gains arising from changes in demographic assumptions	(3.0)	—
Actuarial gains arising from the return on plan assets, excluding interest income	(1.9)	(0.6)
Total actuarial (gains)/losses	(2.9)	23.6

	2017	2016
	€m	€m
Cumulative amount of actuarial losses recognized in Consolidated Statement of Comprehensive Income	1.3	4.2

The fair value of plan assets, all at quoted prices are as follows:

	Dec 31, 2017	Dec 31, 2016
	€m	€m
Equities	17.4	15.1
Debt instruments	51.3	51.7
Property	8.9	9.6
Other	3.7	3.4
Total	81.3	79.8

	Defined benefit retirement plans				Post-employment medical benefits and other benefits
December 31, 2017	Germany	Sweden	Austria	Italy	Germany	Austria
Discount rate	1.95%	2.4%	2.2%	1.2%	1.15%	0.9%
Inflation rate	2.0%	1.9%	2.0%	1.5%	2.0%	2.0%
Rate of increase in salaries	2.8%	2.25%	3.0%	—	2.8%	3.0%
Rate of increase for pensions in payment	1%-2%	2.25%	1.7%	—	—	—
Long term medical cost of inflation	—	—	—	—	—	2.0%

	Defined benefit retirement plans				Post-employment medical benefits and other benefits
December 31, 2016	Germany	Sweden	Austria	Italy	Germany	Austria
Discount rate	1.8%	2.5%	1.0%	1.5%	1.2%	1.0%
Inflation rate	2.0%	1.25%	1.7%	1.5%	2.0%	1.7%
Rate of increase in salaries	2.5%	2.25%	3.0%	—	2.5%	3.0%
Rate of increase for pensions in payment	1%-2%	2.25%	1.7%	—	—	—
Long term medical cost of inflation	—	—	—	—	—	2.0%
In valuing the liabilities of the pension fund at December 31, 2017 and December 31, 2016, mortality assumptions have been made as indicated below. The assumptions relating to longevity underlying the pension liabilities at the financial year end date are based on standard actuarial mortality tables and include an allowance for future improvements in longevity. The assumptions are based on the following mortality tables:

•	Germany: Richttafeln 2005

•	Sweden: DUS 14 (2016: PRI)

•	Austria: AVO 2008 P ANG

•	Italy: RG48
These four references are to the specific standard rates of mortality that are published and widely used in each country for the use of actuarial assessment of pension liabilities and take account of local current and future average life expectancy.

December 31, 2017 (years)	Germany	Sweden	Austria	Italy
Retiring at the end of the year:
Male	20	22	21	20
Female	24	24	25	20

December 31, 2016 (years)	Germany	Sweden	Austria	Italy
Retiring at the end of the year:
Male	20	23	21	20
Female	24	25	25	24

The history of experience adjustments from inception of the Company for the defined benefit retirement plans is as follows:

	Dec 31, 2017	Dec 31, 2016	9 months ended December 31, 2015
	€m	€m	€m
Present value of defined benefit obligations	261.8	262.7	238.3
Fair value of plan assets	(81.3)	(79.8)	(78.9)
Asset ceiling	—	—	—
Recognized liability in the scheme	180.5	182.9	159.4
Experience losses/(gains) on scheme liabilities	0.5	(0.3)	(1.6)
Experience (gains)/losses on scheme assets	(1.9)	(0.6)	0.5
Post-employment medical benefits- sensitivity analysis
The effect of a 1% movement in the assumed medical cost trend rate is not significant.
Defined benefit obligation- sensitivity analysis
The effect of a 1% movement in the discount rate for the year ended December 31, 2017 is as follows:

	Increase	Decrease
	€m	€m
Effect on the post-employment benefit obligation	(42.3)	55.8
There are no deficit elimination plans for any of the defined benefit schemes. Expected contributions and payments to post-employment benefit plans for the period ending December 31, 2017 are €5.8 million (December 31, 2016: €5.7 million). The weighted average duration of the defined benefit obligations is 18.3 years.

24)	Provisions
Successor

	Restructuring	Onerous/ unfavorable contracts	Provisions related to other taxes	Contingent consideration	Other	Total
	€m	€m	€m	€m	€m	€m
Balance at December 31, 2015	21.0	—	31.8	17.4	16.5	86.7
Additional provision in the period	60.2	34.7	—	—	5.3	100.2
Release of provision	(5.2)	—	(9.8)	—	(2.6)	(17.6)
Adjustment to provisions acquired through business combinations	—	47.3	2.5	—	2.7	52.5
Utilization of provision	(16.7)	(2.5)	—	(8.0)	(2.2)	(29.4)
Unwinding of discounting	—	0.8	—	0.6	—	1.4
Foreign exchange	(0.2)	0.3	—	—	(0.2)	(0.1)
Balance at December 31, 2016	59.1	80.6	24.5	10.0	19.5	193.7
Additional provision in the period	30.9	—	5.8	—	6.6	43.3
Release of provision	(0.1)	—	(12.2)	—	(1.2)	(13.5)
Transfer between categories	—	—	(2.1)	—	2.1	—
Utilization of provision	(63.6)	(3.9)	(5.8)	—	(8.4)	(81.7)
Unwinding of discounting	—	0.8	—	0.4	—	1.2
Foreign exchange	—	(2.1)	—	—	(0.1)	(2.2)
Balance at December 31, 2017	26.3	75.4	10.2	10.4	18.5	140.8
Current						68.0
Non-current						72.8
Total						140.8
Restructuring
The €26.3 million (2016: €59.1 million) provision relates to committed plans for certain restructuring activities of exceptional nature which are due to be completed within the next 18 months. A provision of €18.4 million has been recognized in the year ended December 31, 2017 for reorganizational activities arising from the implementation of Nomad's strategic vision across the Company. An additional provision of €12.5 million has been recognized in the year ended December 31, 2017 for restructuring costs associated with the closure of the facility in Bjuv where production has now ceased. The amounts have been provided based on the latest information available on the likely remaining expenditure required to complete the committed plans. €63.6 million has been utilized in the year ended December 31, 2017 which mainly relates to the closure of the production facilities in Bjuv as well as for reorganizational activities arising from the implementation of Nomad's strategic vision across the Company.
Onerous/unfavorable contracts
Of the onerous/unfavorable contracts provision, €72.5 million is held in relation to a lease in Bjuv, Sweden. The factory is now vacant and the Company currently anticipates the warehouse space will not be fully utilized by the Company or other third parties, so the lease has been identified as being onerous.
The ability for the Company to offset the unavoidable costs associated with the unutilized portion of the facility with future rental income is highly uncertain and difficult to accurately estimate. The provision has been assessed to be the best estimate of the net unavoidable costs based on the latest information available. This provision is frequently reassessed by management and may change significantly over time.

The provision is calculated using a discounted cash flow which is subject to a high level of estimation uncertainty. The most significant assumptions are the ability to sublease the facility, the Company’s own use of the facility, the discount rate and inflation. Of these, the ability to sublease the facility or a change to the Company’s usage of the facility are based on management’s best estimate and are a matter of judgment. The provision is highly sensitive to changes in these assumptions as changes can lead to either a material increase or decrease in the provision. The discount rate is based on the risk free rate in Sweden, estimated by management to be 1% (2016: 1%). The inflation rate is also assumed to be 1% (2016: 1%). A 0.5% change in either of these assumptions will increase or decrease the provision by up to 6%.
Furthermore, an independent valuation of the lease performed as part of the acquisition accounting for the November 2, 2015 acquisition of the Findus Group identified that the lease payments were in excess of market rates, deeming the contract to be unfavorable. This provision will be utilized over the duration of the lease.
The remaining provision of €2.9 million relates to a service contract covering the same warehouse facility.
Provisions relating to other taxes
The €10.2 million (2016: €24.5 million) provision relates to other taxes due to tax authorities after tax investigations within certain operating subsidiaries within the Nomad Group. Developments in the year have led to an additional €5.8 million provision being created which has been offset by a release of €12.2 million. €5.8 million was utilized in the year ended December 31, 2017 as a result of the conclusion of a legacy sales tax dispute.
Contingent consideration
As at December 31, 2017, the provision for contingent consideration comprised of €8.9 million and €1.5 million relating to the acquisition of La Cocinera and the Lutosa brand respectively.
During the year ended December 31, 2017, a €0.4 million charge has been recognized relating to the unwinding of discounting on deferred consideration for the La Cocinera acquisition which occurred in Spain in April 2015. The consideration payable is dependent on specific future events and performance conditions being met. The payment is deferred until April 2020 but must be paid earlier if certain decisions are made by the Company. There was negligible movement on the contingent consideration provided for the Lutosa brand (under license until 2020), which was acquired in Belgium in 2014 and payable in 2019.
Other
Other provisions include €5.6 million (2016: €6.1 million) of potential obligations in Italy, €3.1 million (€3.2 million) for asset retirement obligations recognized as part of the Findus acquisition, €2.7 million (2016: €2.8 million) professional fees in respect of the above mentioned tax investigations and other obligations from previous accounting periods.

25)	Share capital and reserves
Share capital and capital reserve

	As at Dec 31, 2017	As at Dec 31, 2016
	€m	€m
Authorized:
Unlimited number of Ordinary Shares with nil nominal value issued at $10.00 per share	n/a	n/a
Unlimited number of Founder Preferred Shares with nil nominal value issued at $10 per share	n/a	n/a
Issued and fully paid:
165,291,546 (December 31, 2016: 182,088,622) Ordinary Shares with nil nominal value	1,626.9	1,803.4
1,500,000 (December 31, 2016: 1,500,000) Founder Preferred Shares with nil nominal value	10.6	10.6
Total share capital and capital reserve	1,637.5	1,814.0
Listing and share transaction costs	(13.8)	(13.3)
Total net share capital and capital reserve	1,623.7	1,800.7

Ordinary Shares

Issued and Repurchased Ordinary shares (in millions)
Balance at December 31, 2015	178.4
Shares issued in the period	3.7
Balance at December 31, 2016	182.1
Shares issued in the year	—
Shares repurchased and canceled in the year	(16.8)
Balance at December 31, 2017	165.3
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
In June 2017, the Company issued 46,296 Ordinary Shares in settlement of the Non-Executive Directors restricted share awards. These shares, granted at a share price of $8.98 on June 16, 2016, vested on June 19, 2017 and were issued at a share price of $14.38. Of the total 55,680 number of shares vesting, 9,384 shares were held back from issue by the Company as settlement towards personal tax liabilities arising on the vested shares.
On June 12, 2017, the Company entered into an agreement to repurchase 9,779,729 of its shares beneficially owned by funds advised by Permira Advisers LLP ("Permira") at a purchase price of $10.75 per share, which was a 25% discount to the closing price of Nomad Foods ordinary shares on June 9, 2017. The aggregate purchase price of approximately $105.1 million (€93.9 million) was funded from the Company's cash on hand and the shares were retired on June 12, 2017. The transaction related to a final settlement of indemnity claims against an affiliate of Permira, which are legacy tax matters that predate the Company's acquisition of the Iglo Group in 2015.
On September 11, 2017, the Company entered into an agreement to repurchase 7,063,643 shares of 33,333,334 ordinary shares being sold in an underwritten secondary public offering by selling Shareholders, Pershing Square Capital Management, L.P. (“Pershing Square”), at a per-share purchase price equal to $14.16 per ordinary share. As such, 26,269,691 ordinary shares of the 33,333,334 ordinary shares sold by the Selling Shareholders were sold to the public. The Company did not sell any ordinary shares in the offering and did not receive any of the proceeds from the offering. The aggregate purchase price of approximately $100.0 million (€83.2 million) was funded from the Company's cash on hand and the repurchased shares were retired on September 11, 2017. As part of the transaction, the Company incurred €0.5 million of fees, which were recognized directly within Capital reserve.
Following the issuance and subsequent repurchases of shares in 2017, the Company had 165,291,546 Ordinary Shares outstanding.

Listing and share transaction costs
As at December 31, 2017, listing and share transaction costs, which includes the total cost of admission and share issuance expenses on initial public offering, as well as costs associated with share repurchases was €13.8 million and are disclosed as a deduction directly against the capital reserve.

€m
At December 31, 2015	13.3
Placement fees	—
At December 31, 2016	13.3
Share transaction costs	0.5
At December 31, 2017	13.8
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

a.
once the average price per ordinary share for the Dividend Determination Period, ie. the last ten consecutive trading days of a year is at least $11.50 (which condition has been satisfied for the year ended December 31, 2015), the right to receive a Founder Preferred Shares Annual Dividend Amount (as more fully described below), payable in Ordinary Shares or cash, at the Company’s sole option; and

b.
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

No Founder Preferred Shares Annual Dividend Amount was due as at December 31, 2016 as the average price per ordinary share for the last ten consecutive trading days of the year did not reach the 2015 Dividend Price of $11.482.
On December 29, 2017, the Company’s Board of Directors approved a share dividend of an aggregate of 8,705,890 ordinary shares calculated as 20% of the increase in the market price of our ordinary shares compared to 2015 dividend price of $11.4824 multiplied by Preferred Share Dividend Equivalent. The Dividend Price used to calculate the Annual Dividend Amount was $16.6516 (calculated based upon the volume weighted average price for the last ten consecutive trading days of 2017) and the ordinary shares underlying the Founder Preferred Share Dividend were issued on January 2, 2018.
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
Successor
The Company's discretionary share award scheme, the LTIP, enables the Company’s Compensation Committee to make grants (“Awards”) in the form of rights over ordinary shares, to any Director, Non-Executive Director or employee of the Company. However, it is the Committee’s current intention that Awards be granted only to Directors and senior management, whilst recognizing a separate annual Restricted Stock Award for Non-Executive Directors.
All Awards are to be settled by physical delivery of shares. Note 8b sets out the Non-Executive Director and Director and Senior Management Restricted share awards.
Non-Executive Director Restricted Share Awards
The Non-Executive Directors restricted share awards, granted at a share price of $11.50 on December 7, 2015, vested on June 16, 2016 and 23,212 ordinary shares were issued in July at a share price of $8.98, resulting in a €0.3 million reduction in the share based compensation reserve for the year ended December 31, 2016.
The Non-Executive Directors restricted share awards granted at a share price of $8.98 on June 16, 2016 vested on June 19, 2017 and were issued at a share price of $14.38, resulting in a €0.3 million increase in the share based compensation reserve. Of the total 55,680 number of shares vesting, 9,384 shares were held back from issue by the Company as settlement towards personal tax liabilities arising on the vested shares for the year ended December 31, 2017.

On June 19, 2017, current Non-Executive Directors were granted 41,724 restricted share awards at a share price of $14.38. On August 22, 2017, two new Non-Executive Directors were granted a pro-rata 11,774 restricted share awards at the same share price and vesting conditions as the previous grant.
The total charge within the Statement of Consolidated Profit or Loss for the year ended December 31, 2017 for Non-Executive Director stock compensation awards was €0.8 million and €0.6 million for the year ended December 31, 2016. The Director and senior management stock compensation charge reported within the Consolidated Statement of Profit or Loss for the year ended December 31, 2017 was €1.8 million (year ended December 31, 2016: €0.6 million).

Share based compensation reserve
€m
Balance as of January 1, 2017	1.0
Non-Executive Director restricted share awards charge	0.8
Directors and Senior Management share awards charge	1.8
Vesting of Non-Executive Director restricted shares	(0.7)
Balance as of December 31, 2017	2.9

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
Accordingly, the conditions of the Founder Preferred Shares Annual Dividend Amount for 2015 were met. On January 12, 2016, the Company's Board of Directors approved a share dividend (the “Founder Preferred Share Dividend”) of an aggregate of 3,620,510 ordinary shares calculated as 20% of the increase in the market price of our ordinary shares compared to the initial public offering price of $10.00 multiplied by 140,220,619 (the “Preferred Share Dividend Equivalent”). The Preferred Share Dividend Equivalent is equal to the number of ordinary shares outstanding immediately following the Iglo Acquisition, but excluding the 13.7 million ordinary shares issued to the seller of the Iglo Group. The dividend price (“Dividend Price”) used to calculate the Annual Dividend Amount was $11.4824 (calculated based upon the volume weighted average price for the last ten consecutive trading days of 2015) and the ordinary shares underlying the Founder Preferred Share Dividend were issued on January 12, 2016.
The conditions of the Founder Preferred Shares Annual Dividend Amount for 2016 were not met and consequently no Founder Preferred Share Dividend was approved for issue.
The conditions of the Founder Preferred Shares Annual Dividend Amount for 2017 were met. On December 29, 2017, the Company’s Board of Directors approved a share dividend of an aggregate of 8,705,890 ordinary shares calculated as 20% of the increase in the market price of our ordinary shares compared to 2015 dividend price of $11.4824 multiplied by Preferred Share Dividend Equivalent. The Dividend Price used to calculate the Annual Dividend Amount was $16.6516 (calculated based upon the volume weighted average price for the last ten consecutive trading days of 2017) and the ordinary shares underlying the Founder Preferred Share Dividend were issued on January 2, 2018.
In future years, the Preferred Shares Annual Dividend amount will be determined with reference to the Dividend Determination Period of a financial year, ie the last ten consecutive trading days and calculated as 20% of the increase in the volume weighted average share price of our ordinary shares across the determination period compared to the highest price previously used in calculating the Founder Preferred Share Annual Dividend Amounts multiplied by the Annual Dividend Amount (currently $16.6516). The Founder Preferred Shares Annual Dividend Amount is paid for so long as the Founder Preferred Shares remain outstanding. The Founder Preferred Shares automatically convert on the last day of the seventh full financial year following completion of the acquisition of the Iglo Group or upon a change of control, unless in the case of a change of control, the independent Directors determine otherwise.

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
Dividends on the Founder Preferred Shares are payable until the Founder Preferred Shares are converted into Ordinary Shares. The Founder Preferred Shares automatically convert on a one for one basis (i) on the last day of the seventh full financial year following our acquisition of Iglo Foods (or if such day is not a trading day, the next trading day) or (ii) in the event of a change of control (unless the independent directors of our board of directors determine otherwise). The holders of Founder Preferred Shares may also be converted to Ordinary shares on a one for one basis at the option of the holder. In the event of an automatic conversion, a dividend on the Founder Preferred Shares shall be payable with respect to the shorted dividend year on the trading day immediately prior to the conversion. In the event of an optional conversion by the holder, no dividend on the Founder Preferred Shares shall be payable with respect to the year in which the conversion occurred.

Founder Preferred Shares Dividend Reserve
€m
Balance as of January 1, 2017	493.4
Settlement of dividend through share issue	—
Balance as of December 31, 2017	493.4
Prior to June 1, 2015 the Founder Preferred Shares Annual Dividend Amounts were valued and recognized as a liability under IFRS 2. The fair value of the liability at each balance sheet date was valued using a Monte Carlo simulation and any difference in fair value was recorded as an expense through the Consolidated Statement of Profit or Loss. An expense of €349 million was recognized for the nine months ended December 31, 2015 (€165.8 million for the year ended March 31, 2015).
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
The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred. The reserve relating to forward currency contracts will be reclassified to the Statement of Profit or Loss within 12 months whilst the reserve relating to the cross currency interest rate swaps will be reclassified over the life of the instruments.
The table below shows the movement in the cash flow hedging reserve during the year or period, including the gains or losses arising on the revaluation of hedging instruments during the year or period and the amount reclassified from other comprehensive income to the Consolidated Statement of Profit or Loss in the year.

	Successor	Successor	Successor	Successor	Predecessor
	Year ended December 31, 2017	Year ended December 31, 2016	9 months ended December 31, 2015	Year ended March 31, 2015	5 months ended May 31, 2015
	€m	€m	€m	€m	€m
(Losses)/gains arising in the revaluation of hedge instruments	(76.5)	14.2	1.6	—	—
Less: Gains/(losses) reclassified to the Consolidated Statement of Profit or Loss	60.1	(4.1)	—	—	—
Total	(16.4)	10.1	1.6	—	—

30)	Earnings/(loss) per share
Basic earnings/(loss) per share

	Successor	Successor	Successor	Successor	Predecessor
	Year ended December 31, 2017	Year ended December 31, 2016	9 months ended December 31, 2015	Year ended March 31, 2015	5 months ended May 31, 2015
Net profit/(loss) attributable to shareholders (€m)	136.5	36.4	(337.3)	(167.5)	(128.0)
Weighted average Ordinary Shares and Founder Preferred Shares	176,080,272	183,518,743	145,590,810	50,025,000	n.p.
Basic earnings/(loss) per share (€’s)	0.78	0.20	(2.32)	(3.35)	n.p.
n.p. not presented
For the year ended December 31, 2017, basic earnings per share is calculated by dividing the profit attributable to the shareholders of the Company of €136.5 million (year ended December 31, 2016: €36.4 million, nine months ended December 31, 2015: €337.3 million loss) by the weighted average number of ordinary shares of 174,580,272 (December 31, 2016: 182,018,743, 9 months ended December 31, 2015: 144,090,810) and Founder Preferred Shares of 1,500,000 (December 31, 2016: 1,500,000, 9 months ended December 31, 2015: 1,500,000).
Diluted earnings/(loss) per share

	Successor	Successor	Successor	Successor	Predecessor
	Year ended December 31, 2017	Year ended December 31, 2016	9 months ended December 31, 2015	Year ended March 31, 2015	5 months ended May 31, 2015
Net profit/(loss) attributable to shareholders (€m)	136.5	36.4	(337.3)	(167.5)	(128.0)
Weighted average Ordinary Shares and Founder Preferred Shares	184,786,162	183,528,621	145,590,810	50,025,000	n.p.
Diluted earnings/(loss) per share (€’s)	0.74	0.20	(2.32)	(3.35)	n.p.
n.p. not presented
For the year ended December 31, 2017, the number of shares in the diluted earnings per share calculation include 8,705,890 shares for the dilutive impact of the Ordinary shares to settle the Founder Preferred Shares Annual Dividend for the year ended December 31, 2017, which were issued in January 2018. Refer to Notes 27 and 38 for further details. There is no adjustment to the profit/(loss) attributable to shareholders.

31)	Reconciliation of liabilities arising from financing activities
The table below details changes in the Company's liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be classified in the Company's consolidated statements of cash flows from financing activities.

		Cash movements		Non-cash movements
	Opening balance as of December 31, 2016	Cash inflow (1)	Cash outflow (2)	Interest accretion	Exchange movement	Fair value changes	Other non-cash adjustments	Closing balance as of December 31, 2017
	€m	€m	€m	€m	€m	€m	€m	€m
Total loans and borrowings (Note 21)	1,446.8	1,470.5	(1,469.5)	—	(55.7)	—	6.3	1,398.4
Total finance lease obligations (Note 22)	1.6	—	(1.6)	—	—	—	—	—
Financial payables (Note 22)	1.7	—	(53.3)	54.0	0.7	—	—	3.1
Derivatives: (Net) Fair value of forward foreign exchange and currency swap contracts FVPTL	0.3	3.9	—	—	—	(3.5)	—	0.7
Derivatives: (Net) Fair value of cross currency interest rate swaps	—	4.5	(2.3)	—	—	40.6	—	42.8
(1) Cash inflows of €4.5 million from cross currency interest rate swaps are part of effective cash flow hedging relationships and are presented within interest paid within the Consolidated Statements of Cash Flows.
(2) Cash outflows of €2.3 million from cross currency interest rate swaps are not part of a cash flow hedge and are presented within proceeds on settlement of derivatives within the Consolidated Statements of Cash Flows.
Note: IFRS 16 Leases becomes effective as of January 1 2019, at which point operating lease liabilities will also appear in the information presented

32)	Cash flows from operating activities

		Successor	Successor	Successor	Successor	Predecessor
		Year ended December 31, 2017	Year ended December 31, 2016	9 months ended December 31, 2015	Year ended March 31, 2015	5 months ended May 31, 2015
	Note	€m	€m	€m	€m	€m
Cash flows from operating activities
Profit/(loss) for the period		136.5	36.4	(337.3)	(167.5)	(128.0)
Adjustments for:
Exceptional items	7	37.2	134.5	58.1	0.7	84.3
Non-cash charge related to Founder Preferred Shares Annual Dividend Amount		—	—	349.0	165.8	—
Non-cash (charge)/credit related to Warrant Redemption Liability		—	—	(0.4)	0.4	—
Non-cash fair value purchase price adjustment of inventory		—	—	37.0	—	—
Non-cash cash flow hedge reserve acquisition accounting adjustment		—	—	4.9	—	—
Non-cash Chairman and Independent Non-Executive Director fees		—	—	—	0.2	—
Unrealized gain on portfolio investments		—	—	—	(0.1)	—
Share based payments expense		2.6	1.2	—	—	—
Depreciation charge	12	35.9	43.3	20.3	—	11.3
Amortization	13	6.5	7.8	1.5	—	1.2
Loss on disposal of property, plant and equipment		0.5	0.7	—	—	—
Finance costs	10	81.6	86.3	44.2	—	117.7
Finance income	10	(7.2)	(24.2)	(8.7)	—	(2.0)
Taxation	11	32.0	39.6	(12.3)	—	40.9
Operating cash flow before changes in working capital, provisions and exceptional items		325.6	325.6	156.3	(0.5)	125.4
Decrease/(increase) in inventories		16.7	(18.1)	(15.9)	—	28.3
(Increase)/decrease in trade and other receivables		(1.6)	(8.8)	64.3	—	(8.5)
Increase/(decrease) in trade and other payables		18.1	60.8	(44.0)	0.7	(41.0)
Decrease in employee benefit and other provisions		(0.3)	(3.3)	(1.5)	—	(2.0)
Cash generated from operations before tax and exceptional items		358.5	356.2	159.2	0.2	102.2

33)	Financial risk management

a)	Overall risk management policy
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

Description
The Company is exposed to foreign exchange risk arising from the translation of assets and liabilities denominated in currencies other than the Euro. This affects particularly Nomad’s U.S. Dollar loans and cross currency interest rate swaps and Nomad's GBP loans and cross currency interest rate swaps.

The U.S. Dollar and GBP value of these liabilities is retranslated at closing exchange rates into Euro for inclusion in the financial statements. Fluctuations in the value of these liabilities are caused by variations in the closing EUR-USD and EUR-GBP exchange rates.

Prior to April 21, 2017, 80% of the Company's Pound Sterling loans were designated as net investment hedges against the Company's investment in its subsidiaries in the UK.  From April 21, 2017, the existing Sterling loans were settled and USD debt of $610 million was entered into. In order to match its underlying cash flows the Company has entered into a number of cross-currency interest rate swaps. In exchange for $610.0 million the Company received €570.5 million which has been designated as cash flow hedges. Of the €570.5 million, €271.2 million was swapped to £226.7 million. 82.8% of the Company’s Pound Sterling cross currency interest rate swaps are designated as hedges against the Company’s investment in its subsidiaries in the UK.

Mitigation & Impact on	Any foreign exchange movement resulting from the translation of $610m term loan to Euros

Statement of Financial	is offset with the translation of the receive U.S. Dollar, pay Euro cross currency interest rate

Position / Equity /	swaps. Gains/losses on the cross currency interest rate swap are released from cash flow

Income Statement	hedge reserve to match the gain or losses on the U.S. Dollar debt as they impact profit and loss.

From April 21, 2017, 82.8% of the Company’s Pound Sterling cross currency interest rate swaps are designated as hedges against the Company’s investment in its subsidiaries in the UK. In 2016 and up until April 21, 2017 80% of the Company's Pound Sterling loans were designated as hedges against the Company's investment in its subsidiaries in the UK. As at December 31, 2017, this represented 93.1% of the net assets held in GBP (2016: 99%).

The impact of the net investment hedge is taken directly to equity via the foreign currency translation reserve. The amount taken to this reserve which arose on the retranslation of the cross currency interest rate swaps was a gain of €12.4 million and from the translation of the GBP loans in place was a loss of €4.3 million. In 2016 the amount taken to this reserve which arose on the translation of Sterling loans was a €35.4 million gain, (2015: €6.8 million gain). There was no material ineffectiveness in the net investment hedge in either 2017 or 2016.

Sensitivity analysis	During 2017, the Euro strengthened by 3.9% (2016: strengthened by 13.8%) against Sterling.

The notional amount of Pound Sterling cross currency interest rate swaps designated as hedges is £187.6m, the gain of €12.4 million resulted from a 5.8% movement in the GBP-EUR foreign exchange rate. A 1% movement in the GBP-EUR foreign exchange rate would result in a gain or loss of €2.2 million which would be taken to equity.

Hedge accounting is not applied to 17.2% of the Company's Pound Sterling cross currency interest rate swaps. A 1% movement in the GBP-EUR foreign exchange rate would result in a gain or loss of €0.4 million.

In addition, the impact on the related interest charge would be to decrease or increase the charge by €0.1 million, €0.1 million and €0.2 million for each 1% change in the exchange rate in 2017 and 2016 and 2015 respectively.

Currency risk	Foreign currency risk on purchases

The Company is exposed to foreign exchange risk where a business unit makes purchases in a currency other than the functional currency of that entity.
For the Company, the most significant of these exposures is the purchase of fish inventories in U.S. Dollars and the purchase of goods and services in Euros by the UK and the Nordics.

Mitigation & Impact on	The Company’s policy is to reduce this risk by using foreign exchange forward contracts

Statement of Financial	which are designated as cash flow hedges. These contracts all have a maturity of less

Position / Equity /	than one year. The fair value of the U.S. Dollars forward contracts with reference to

Income Statement	non-USD functional currencies as at December 31, 2017 is an asset of €6.5 million (2016: €11.0 million asset). All forecast transactions are still expected to occur.

As at December 31, 2017, 69.8% (2016: 98%, 2015: 69%) of forecast future U.S. Dollar payments for the next twelve months were hedged through the use of forward contracts and existing cash. A proportion of the forward contracts have been designated as cash flow hedges.
The fair value of the Euro forward contracts with reference to non-Euro functional currencies as at December 31, 2017 is €1.5 million (2016: €1.1 million).

As at December 31, 2017, 68% (2016: 86.9%, 2015: 58%) of forecast future net euro payments for the next twelve months were hedged through the use of forward contracts and existing cash. A proportion of the forward contracts have been designated as cash flow hedges over forecast purchases.

Sensitivity analysis	During 2017, the Euro strengthened by 3.9% against Sterling, and strengthened by 13.9% against the U.S.Dollar and strengthened by 2.7% against the Swedish Krona.

On an annualized 2017 basis, for each 1% that the Euro strengthens or weakens against Sterling, assuming all other variables remain constant, the impact relating to these purchases would be to increase or decrease the Company’s profit or loss before tax by approximately €0.7 million (2016: €0.6 million, 2015: €0.5 million), excluding the impact of any forward contracts.

On an annualized 2017 basis, for each 1% that the Euro strengthens or weakens against the U.S.Dollar, assuming all other variables remain constant, the impact would be to increase or decrease the Company’s profit or loss before tax by approximately €2.4 million (2016: €2.2 million, 2015: €2.2 million), excluding the impact of any forward contracts.

On an annualized 2017 basis, for each 1% that the Euro strengthens or weakens against Swedish Krona, assuming all other variables remain constant, the impact relating to these purchases would be to increase or decrease the Company’s profit or loss before tax by approximately €0.7 million (2016: €0.4 million, 2015: €0.5 million), excluding the impact of any forward contracts.

We do not expect purchase levels to be materially different in the coming year.

Interest rate risk

Description	The Company has significant levels of floating rate borrowings and is therefore exposed to the impact of interest rate fluctuations.

Mitigation & Impact on

Equity / Income Statement
The Company’s policy on interest rate risk is designed to limit the Company’s exposure to fluctuating interest rates. In 2017 the Company entered into a €400 million 7 year fixed rate Bond, floating rate senior Euro debt of €500 million and floating rate senior USD of $610 million. The company also entered into cross currency interest rate swaps to swap its floating USD term loans to fixed Euros or Sterling.

During 2017 the weighted average fixed rate of the Company's interest cash flows in Sterling was 65.8% (2016: 157%) and the weighted average fixed rate of the Company's Euro interest cash flows was 38.9% (2016: 66%). As at December 31, 2017 this was 100% and 58.3% respectively.

Sensitivity analysis
In 2017, one month GBP LIBOR rates increased by 0.25 percentage points (2016: 0.25 percentage points decrease) and there were no significant changes in three month EURIBOR rates (2016: decreased by 0.15 percentage points). Negative interest rates are treated as 0% for the purpose of the interest applied on the senior loans.

If interest rates were greater than 1%, an increase or decrease of one percentage point in the interest rate charge on borrowings would correspondingly decrease or increase the Company’s profit/(loss) before tax by approximately €5.1 million (2016: €14.8 million, 2015: €14.5 million).

c)	Credit risk

Description
Credit risk arises on cash and cash equivalents and derivative financial instruments with banks and financial institutions, as well as on credit exposures to customers. See Note 18 for analysis of the trade receivables balance and Note 20 for analysis of the cash and cash equivalents balance.

Mitigation
The Company limits counterparty exposures by monitoring each counterparty carefully and where possible, setting credit limits by reference to published ratings. The Company limits its exposure to individual financial institutions by spreading forward foreign exchange contracts, cross currency interest rate swaps and surplus cash deposits between several institutions.

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

Mitigation
The Company ensures that it has sufficient cash and available funding through regular cash flow and covenant forecasting. In addition, the Company has access to a revolving credit facility of €80.0 million, expiring in May 2023. This is available to finance working capital requirements and for general corporate purposes. Currently €14.0 million is utilized for letters of credit, overdrafts, customer bonds and bank guarantees.

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
Maturity analysis
The tables below show a maturity analysis of contractual undiscounted cash flows, showing items at the earliest date on which the Company could be required to pay the liability:

2017	2018	2019	2020	2021	2022	Over 5 years	Total
	€m	€m	€m	€m	€m	€m	€m
Borrowings-principal	5.1	5.1	5.1	5.1	5.1	1,384.0	1,409.5
Borrowings-interest	46.3	46.0	46.0	45.7	45.5	62.9	292.4
Forward contracts Sell	484.0	—	—	—	—	—	484.0
Forward contracts Buy	(479.6)	—	—	—	—	—	(479.6)
Cross Currency Interest Rate Swaps Pay	29.1	28.7	28.6	28.4	801.4	—	916.2
Cross Currency Interest Rate Swaps Receive	(32.0)	(31.6)	(31.4)	(31.2)	(759.3)	—	(885.5)
Trade and other payables excluding non-financial liabilities	441.6	—	—	—	—	—	441.6
Total	494.5	48.2	48.3	48.0	92.7	1,446.9	2,178.6

2016	2017	2018	2019	2020	2021	Over 5 years	Total
	€m	€m	€m	€m	€m	€m	€m
Borrowings-principal	—	—	—	1,464.2	—	—	1,464.2
Borrowings-interest	59.7	60.0	60.9	29.9	—	—	210.5
Forward contracts Sell	367.8	—	—	—	—	—	367.8
Forward contracts Buy	(381.3)	—	—	—	—	—	(381.3)
Trade and other payables excluding non-financial liabilities	439.1	—	—	—	—	—	439.1
Total	485.3	60.0	60.9	1,494.1	—	—	2,100.3
The 2016 table has been amended to include the Forward contract Buy amount.

34)	Financial instruments

a)	Categories of financial instruments
The following table shows the carrying amount of each Statement of Financial Position class split into the relevant category of financial instrument as defined in IAS 39 “Financial Instruments: Recognition & Measurement”.

	Cash and cash equivalents	Loans and receivables	Derivatives at fair value through profit or loss	Derivatives used for hedging (see (c))	Financial liabilities at amortized cost	Total
2017	€m	€m	€m	€m	€m	€m
Assets
Trade receivables	—	94.7	—	—	—	94.7
Derivative financial instruments	—	—	3.2	17.5	—	20.7
Cash and cash equivalents	219.2	—	—	—	—	219.2
Liabilities
Trade and other payables excluding non-financial liabilities	—	—	—	—	(441.6)	(441.6)
Derivative financial instruments	—	—	(0.7)	(68.5)	—	(69.2)
Loans and borrowings (note 1)	—	—	—	—	(1,409.5)	(1,409.5)
Total	219.2	94.7	2.5	(51.0)	(1,851.1)	(1,585.7)
Note 1: Loans and borrowings excludes €11.1 million of deferred borrowing costs which are included within €1,398.4 million of total loans and borrowings in Note 21.

	Cash and cash equivalents	Loans and receivables	Derivatives at fair value through profit or loss	Derivatives used for hedging (see (c))	Financial liabilities at amortized cost	Total
2016	€m	€m	€m	€m	€m	€m
Assets
Trade receivables	—	92.3	—	—	—	92.3
Derivative financial instruments	—	—	—	13.1	—	13.1
Cash and cash equivalents	329.5	—	—	—	—	329.5
Liabilities
Trade and other payables excluding non-financial liabilities	—	—	—	—	(439.1)	(439.1)
Derivative financial instruments	—	—	—	(1.4)	—	(1.4)
Loans and borrowings (note 2)	—	—	—	—	(1,464.2)	(1,464.2)
Total	329.5	92.3	—	11.7	(1,903.3)	(1,469.8)
Note 2: Loans and borrowings excludes €12.4 million of deferred borrowing costs which are included within €1,451.8 million of total non-current loans and borrowings in Note 21.

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
Gains in the year from foreign exchange forward contracts designated as fair value through the Consolidated Statements of Profit or Loss amounted to €nil (2016: €1.0 million, 2015: €9.1 million).
Gains in the year from foreign exchange swap contracts used for liquidity purposes designated as fair value through the Consolidated Statements of Profit or Loss amounted to €3.5 million (2016: €4.3 million loss, 2015: €nil).
Gains in the year from cross currency interest rate swap contracts designated as fair value through the Consolidated Statement of Profit or Loss amounted to €3.9m (2016: €nil, 2015: €nil).

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

	Fair value		Carrying value
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016
	€m	€m	€m	€m
Senior loans	—	970.3	—	964.2
2020 floating rate senior secured notes	—	505.2	—	500.0
Senior EUR/USD loans	1,012.7	—	1,009.5	—
2024 fixed rate senior secured notes	412.2	—	400.0	—
Less deferred borrowing costs	—	—	(11.1)	(17.4)
	1,424.9	1,475.5	1,398.4	1,446.8

c)	Derivatives
The notional principal amounts of the outstanding forward foreign exchange contracts at December 31, 2017 were €484.0 million (December 31, 2016: €367.8 million). The notional principal amounts of the outstanding cross currency interest rate swaps as at December 31, 2017 were €826.2 million (pay) and €780.7 million (receive). The following table presents the fair value of derivatives as at December 31, 2017. 43.4% (December 31, 2016: 68.9%) of the notional principal amount of forward foreign exchange contracts relates to USD contracts and 26.0% (December 31, 2016: 22%) of the notional principal amount of forward foreign exchange contracts relates to EUR contracts for the UK and Nordic subsidiaries. 30.6% of the notional principal amount of forward foreign exchange contracts relates to FX swaps for liquidity purposes.

	As at Dec 31, 2017	As at Dec 31, 2016
	€m	€m
Cross Currency Interest Rate Swaps	18.6	—
Forward foreign exchange contracts	2.1	13.1
Total assets	20.7	13.1
Cross Currency Interest Rate Swaps	(61.4)	—
Forward foreign exchange contracts	(7.8)	(1.4)
Total liabilities	(69.2)	(1.4)
Total	(48.5)	11.7
Offsetting of derivatives
Derivative contracts are held under International Swaps and Derivatives Association (ISDA) agreements with financial institutions. An ISDA is an enforceable master netting agreement that permits the Company to settle net in the event of default.
The following table sets out the carrying amounts of recognized financial instruments that are subject to the above agreements.

	Gross amount of financial instruments as presented upon balance sheet	Related financial instruments that are offset	Net amount
As at Dec 31, 2017	€m	€m	€m
Derivatives - assets	20.7	(20.7)	—
Derivatives - liabilities	(69.2)	20.7	(48.5)

	Gross amount of financial instruments as presented upon balance sheet	Related financial instruments that are offset	Net amount
As at Dec 31, 2016	€m	€m	€m
Derivatives - assets	13.1	(1.4)	11.7
Derivatives - liabilities	(1.4)	1.4	—

35)	Operating leases
The Company leases certain buildings, plant and equipment under operating leases. The agreements do not share common characteristics across the Company.
Non-cancellable operating lease rentals relate to total future aggregate minimum lease payments and are payable as follows:

	As at Dec 31, 2017	As at Dec 31, 2016
	€m	€m
Less than one year	17.8	18.3
Between one and three years	26.1	29.6
Between three and five years	17.8	22.0
More than five years	106.6	109.7
Total	168.3	179.6
Non-cancellable operating leases relate to equipment, motor vehicles and land and buildings and may be subject to contractual annual increases linked to inflation indices. The payments shown above exclude the impact of these contractual increases which cannot be reliably estimated.
Findus Sverige AB has a long lease for a factory and cold-store that expires in 2040. This accounts for €115.8 million of the lease payments. As explained in note 24, this lease has been identified as being onerous and so a provision of €72.5 million has been recognized in respect of the onerous part of the lease.

36)	Capital commitments
Capital expenditure contracted for at the end of the reporting period but not yet incurred is as follows:

	As at Dec 31, 2017	As at Dec 31, 2016
	€m	€m
Property, plant and equipment	3.0	8.1
Intangible assets	2.6	5.4
Total	5.6	13.5
37)         Related parties
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
The conditions of the Founder Preferred Shares Annual Dividend Amount for 2017 were met. On December 29, 2017, the Company’s Board of Directors approved a share dividend of an aggregate of 8,705,890 ordinary shares calculated as 20% of the increase in the market price of our ordinary shares compared to 2015 dividend price of $11.4824 multiplied by Preferred Share Dividend Equivalent. The Dividend Price used to calculate the Annual Dividend Amount was $16.6516 (calculated based upon the volume weighted average price for the last ten consecutive trading days of 2017) and the ordinary shares underlying the Founder Preferred Share Dividend were issued on January 2, 2018.
Advisory Services Agreements
On June 15, 2015, the Company entered into an Advisory Services Agreement with Mariposa Capital, LLC, an affiliate of Mr. Franklin, and TOMS Capital LLC, an affiliate of Mr. Gottesman. Pursuant to the terms of the Advisory Services Agreement, Mariposa Capital, LLC and TOMS Capital LLC provide high-level strategic advice and guidance to the Company. Under the terms of the Advisory Services Agreement, Mariposa Capital, LLC and TOMS Capital LLC are entitled to receive an aggregate annual fee equal to $2.0 million, payable in quarterly installments. This agreement expires on June 1st annually and will be automatically renewed for successive one-year terms unless any party notifies the other parties in writing of its intention not to renew the agreement no later than 90 days prior to the expiration of the term. The agreement may only be terminated by the Company upon a vote of a majority of its directors. In the event that the agreement is terminated by the Company, the effective date of the termination will be six months following the expiration of the initial term or a renewal term, as the case may be.
Expenses of €130,454 and €232,379 for certain travel costs of Mariposa Capital, LLC and TOMS Capital LLC respectively in the year ending December 31, 2017 were reimbursed (year ended December 31, 2016: €153,186 and €233,627 respectively).
Directors and Key Management
All significant management decision making authority is vested within the Board of Directors and the executive team, therefore key management are considered to be the Directors and Executive Officers. Their remuneration has been disclosed in Note 9.
On September 11, 2017, the Company entered into an agreement to repurchase shares being sold in an underwritten secondary public offering by selling Shareholders, Pershing Square Capital Management, L.P. (“Pershing Square”). See Note 25 for a description of the transaction.
As part of the sale of the Iglo Group to Nomad Foods Limited, former Executive Officer and Non-Executive Director, Paul Kenyon and former Executive Officer, Tania Howarth each acquired shares in Nomad Foods Limited from Birds Eye Iglo Group LP Inc. Mr. Kenyon acquired 37,060 shares and Ms. Howarth acquired 38,956 shares at a price of $10.50 (€9.71) per share which was deemed to be at fair value. On June 12, 2017, Nomad repurchased 9,779,729 of our shares beneficially owned by Permira Funds ("Permira Repurchase") at a purchase price of $10.75 (approximately €9.60) per share, which represents a 25% discount to the closing price of our ordinary shares on June 9, 2017, for an aggregate purchase price of $105.1 million (approximately €93.9 million), in final settlement of indemnity claims against an affiliate of Permira Funds, of legacy tax matters that predated the Iglo Acquisition. In connection with the Permira Repurchase (and upon removal of certain transfer restrictions relating to their shares), Mr. Kenyon and Ms. Howath sold 26,372 and 27,721, shares, respectively.
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

The Non-Executive Directors restricted share awards, granted at a share price of $11.50 on December 7, 2015, vested on June 16, 2016 and were issued in July at a share price of $8.98. Of the total 34,780 number of shares vesting, 11,568 shares were held back from issue by the Company as settlement towards personal tax liabilities arising on the vested shares. The total charge for restricted share awards granted in 2015 within the Statement of Consolidated Profit or Loss for the year ended December 31, 2016 for this stock compensation award was €0.3 million (nine months ended December 31, 2015: €0.1 million).
The Non-Executive Directors restricted share awards granted on June 16, 2016, which consisted of 55,680 shares at a share price of $8.98, vested on June 19, 2017 and were issued at a share price of $14.38, resulting in a €0.3 million increase in the share based compensation reserve. Of the total 55,680 number of shares vesting, 9,384 shares were held back from issue by the Company as settlement towards personal tax liabilities arising on the vested shares. The total charge for restricted share awards granted in 2016 within the Statement of Consolidated Profit or Loss for the year ended ended December 31, 2017 for this stock compensation award was €0.5 million (year ended December 31, 2016 : €0.3 million).
On June 19, 2017, Non-Executive Directors were granted 41,724 restricted share awards at a share price of $14.38. On August 22, 2017, two new Non-Executive Directors were granted a pro-rata 11,774 restricted share awards at the same share price and vesting conditions as the previous grant. The total charge for restricted share awards granted in 2017 within the Statement of Consolidated Profit or Loss for the year ended ended December 31, 2017 for this stock compensation award was €0.4 million.
The total charge for Non-Executive Director grants within the Statement of Consolidated Profit or Loss for the year ended December 31, 2017 for stock compensation awards was €0.8 million (Year ended December 31, 2016: €0.6 million; Nine months ended December 31, 2015: €0.1 million).
As part of its long term incentive initiatives, the company has 4,927,000 restricted shares to the management team (the “Management Share Awards”). The Directors and Executive Officers have all been awarded shares. The associated performance metrics and valuation method is detailed in Note 8(b).

38)         Significant events after the Statement of Financial Position date

On December 29, 2017, we approved a 2017 Founder Preferred Share Dividend in an aggregate of 8,705,890 ordinary shares. The dividend price used to calculate the 2017 Founder Preferred Shares Annual Dividend Amount was $16.6516 (calculated based upon the volume weighted average price for the last ten trading days of 2017) and the Ordinary Shares were issued on January 2, 2018.
On January 17, 2018 we entered into an agreement to acquire Green Isle Foods Ltd. including the Goodfella's and San Marco brands, in an all cash deal valued at £200 million (approximately €225 million). We anticipate this acquisition to be completed in the second quarter of 2018 and we expect this will enlarge our portfolio of brands to include the number one and number two market share positions within the frozen pizza category in Ireland and the UK, a successful frozen private label pizza business, and two frozen pizza manufacturing facilities. The purchase price of the acquisition is expected to be funded through cash on hand.
In 2016, we announced the closure of our factory and pea processing operations in Bjuv, Sweden, and operations ceased in the first half of 2017 with production transferred to other factories in the Group’s network. In early 2018, we signed an agreement with Foodhills AB who will acquire the buildings and parts of the premises with the intention to develop a food production area. Legal handover of the site is scheduled for March 1, 2018. The purchase price could be up to 85 million SEK (approximately €8.6 million), but is subject to liabilities and warranties in the framework of the transaction.

Item 19.	Exhibits
The following exhibits are filed as part of this annual report:
EXHIBIT INDEX

		Incorporation by Reference
Exhibit No.	Exhibit Description	Form	Exhibit No.	Period Covered or Date of Filing	Included in this Annual Report
1.1	Amended and Restated Memorandum and Articles of Association	6-K (001-37669)	99.1	1/14/2016
2.1	Registration Rights Agreement dated as of June 1, 2015 among Nomad Holdings Limited, Birds Eye Iglo Limited Partnership Inc, Mariposa Acquisition II, LLC, TOMS Acquisition I LLC, TOMS Capital Investments LLC and funds managed by Pershing Square.	F-1 (333-208181)	4.1	11/24/2015
2.2	Indenture dated as of May 3, 2017 among Nomad Foods Bondco PLC, Nomad Foods Limited, Deutsche Trustee Company Limited, Deutsche Bank AG, London Branch, Deutsche Bank Luxembourg S.A., and Credit Suisse AG, London Branch and the Subsidiary Guarantors named therein.	6-K (001-37669)	99.3	5/3/2017
4.1	Share Sale and Purchase Agreement, dated as of October 29, 2015, among Liongem Sweden 1 AB, Iglo Foods Group Limited and Nomad Foods Limited	F-1 (333-208181)	2.2	11/24/2015
4.2	Senior Facilities Agreement, originally dated July 3, 2014, as amended and restated from time to time including pursuant to the 2017 Amendment and Restatement Agreement for Nomad Foods Limited with Credit Suisse AG, London Branch, Deutsche Bank AG, London Branch, Goldman Sachs Bank USA and UBS Limited.	6-K (001-37669)	99.1	5/3/2017
4.3	Intercreditor Agreement, originally dated as of July 3, 2014, as amended and restated from time to time including, pursuant to the 2017 Amendment and Restatement Agreement among Nomad Foods Limited, Credit Suisse AG, London Branch, Deutsche Bank Company Limited and certain entities named therein.	6-K (001-37669)	99.2	5/3/2017
4.4	Senior Facilities Agreement, originally dated July 3, 2014, as amended and restated from time to time including pursuant to the December 2017 Amendment and Restatement Agreement for Nomad Foods Limited with Credit Suisse International, Deutsche Bank AG, London Branch, Goldman Sachs Bank USA, UBS Limited and Credit Suisse AG, London Branch.	6-K (001-37669)	99.1	12/20/2017
4.5	Nomad Foods Limited Long-Term 2015 Incentive Plan	F-1 (333-208181)	10.2	11/24/2015
4.6	Service Agreement between the Company and Stéfan Descheemaeker.	F-1 (333-208181)	10.3	11/24/2015
4.7	Service Agreement, dated as of February 15, 2018, between the Company and Samy Zekhout.				X
4.8	Contract of Employment, dated as of September 4, 2015, between the Company and Paul Kenyon	F-1 (333-208181)	10.4	11/24/2015
4.9	Contract of Employment, dated as of January 5, 2007, between Tania Howarth and the Company, and related Letter Agreement	20-F (001-37669)	4.9	4/1/2016

Incorporation by Reference
Exhibit No.	Exhibit Description	Form	Exhibit No.	Period Covered or Date of Filing	Included in this Annual Report
4.10	Advisory Services Agreement, dated as of June 15, 2015, among Nomad Foods Limited, Mariposa Capital, LLC and TOMS Capital LLC	F-1 (333-208181)	10.5	11/24/2015
8.1	List of Significant Subsidiaries				X
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer				X
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer				X
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
15.1	Consent of PricewaterhouseCoopers LLP				X
101.INS	XBRL Instance Document				X
101.SCH	XBRL Taxonomy Extension Schema Document				X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document				X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document				X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document				X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document				X

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.
Date:    March 22, 2018

NOMAD FOODS LIMITED

By: /s/ Jason Ashton
Name: Jason Ashton
Title: Interim Chief Financial Officer