Form 20-F
period 2018-12-31
Nomad Foods Ltd
filed 2019-02-28
CIK 1651717

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2018

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 001-37669
Nomad Foods Limited
(Exact Name of Registrant as Specified in Its Charter)
British Virgin Islands
(Jurisdiction of Incorporation or Organization)
No. 1 New Square
Bedfont Lakes Business Park
Feltham, Middlesex TW14 8HA
(Address of Principal Executive Offices)
Samy Zekhout
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Preferred Shares, no par value
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 174,229,051 Ordinary Shares and 1,500,000 Preferred Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☒Yes    ☐  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes    ☒  No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒  Yes     ☐  No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒  Yes    ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, accelerated filer, and emerging growth company” in Rule 12b-2 of the Exchange Act.:
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

TERMS USED IN THIS REPORT
Unless the context otherwise requires, in this annual report, the term(s) (1) “we,” “us,” “our,” “Company,” “Nomad” and “our business” refer to Nomad Foods Limited (formerly known as Nomad Holdings Limited) and its consolidated subsidiaries and (2) “Iglo” and “the Iglo Group” refer solely to Nomad Foods Europe Holdings Limited (previously named Iglo Foods Holdings Limited) and its consolidated subsidiaries which we purchased on June 1, 2015. All references in this annual report to the “Predecessor” refer to Iglo for all periods prior to its acquisition by the Company (the “Iglo Acquisition”) and all references to the “Successor” refer to the Company for all periods after the Iglo Acquisition.
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
In this annual report, references to “Euro” and “€” are to the single currency adopted by participating member states of the European Union ("EU") relating to Economic and Monetary Union, references to “$”, “US$” and “U.S. Dollars” are to the lawful currency of the United States of America, and references to “Pound Sterling”, “Sterling” and “£” are to the lawful currency of the United Kingdom ("UK").
The historical financial information for the Company and the Predecessor has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS IASB”) and International Financial Reporting Standards as endorsed by the European Union (together “IFRS”) which can differ in certain significant respects from U.S. GAAP.
Unless otherwise noted, all financial information for the Company and the Predecessor provided in this annual report is denominated in Euros.
Historical Financial Information
This annual report includes our consolidated financial statements at and as of the years ended December 31, 2018 (the “Fiscal 2018 Period”), December, 31, 2017 (the “Fiscal 2017 Period”) and December 31, 2016 (the “Fiscal 2016 Period”).
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

TRADEMARKS
We operate under a number of trademarks, including, among others, “Iglo,” “Birds Eye”, “Goodfella's”, “Aunt Bessie's” and “Findus”, all of which are registered under applicable intellectual property laws. This annual report contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this annual report may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements in this annual report constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. Forward-looking statements included in this annual report include statements regarding:

•	our beliefs and intentions regarding our strategic initiatives and their impact on the growth and profitability of our business;

•	our intent to profitably grow our business through our strategic initiatives;

•	our intent to seek additional acquisition opportunities in food products and our expectation regarding competition for acquisitions;

•	our preparations for the impending exit by the UK from the EU ("Brexit") and our beliefs regarding the anticipated impact on our business;

•	our expectations concerning our ability to fund our liquidity requirements and to raise cash through equity and debt offerings;

•	our expectations concerning our capital expenditures in 2019;

•	our beliefs regarding our competitive strengths and ability to successfully compete in the markets in which we participate;

•	our expectations concerning consumer demand for our products, our future growth opportunities, market share and sales channels, including online channels;

•	our beliefs and intentions regarding the impact of key industry trends on our business, our actions in response to such trends and the resulting impact on our profitability and competitive position;

•	our future operating and financial performance;

•	our intent to settle any Founder Preferred Shares Annual Dividend Amount (as defined herein) with equity;

•	our belief that we have sufficient spare capacity to accommodate future growth in our main product categories and to accommodate the seasonal nature of some of our products;

•	our beliefs and intentions regarding our sustainability program;

•	our expectations regarding the impact of the adoption of IFRS 16 Leases on our financial results;

•	our intent to rely on some of the available foreign private issuer exemptions to the New York Stock Exchange (the “NYSE”) corporate governance rules; and

•	the accuracy of our estimates and key judgments regarding certain tax matters and accounting valuations.

The forward-looking statements contained in this annual report are based on assumptions that we have made in light of our management’s experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. As you read and consider this annual report, you should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors include but are not limited to:

•	our ability to successfully implement our strategic initiatives;

•	the anticipated benefits from the acquisition of the Aunt Bessie's and Goodfella's brands may take longer to realize and may cost more to achieve than expected;

•
uncertainty about the terms and timing of Brexit, as well as the potential adverse impact of Brexit on currency exchange rates, global economic conditions and cross-border agreements that affect our business;

•	the loss of any of our executive officers or members of our senior management team or other key employees;

•	the loss of any of our major customers or a decrease in demand for our products;

•	our ability to effectively compete in our markets;

•	changes in consumer preferences and our failure to anticipate and respond to such changes or to successfully develop and renovate products;

•	our ability to successfully interpret and respond to key industry trends and to realize the expected benefits of our responsive actions;

•	our ability to protect our brand names and trademarks;

•	economic conditions that may affect our future performance including exchange rate fluctuations;

•	fluctuations in the availability of food ingredients and packaging materials that we use in our products;

•	our ability to effectively mitigate factors that negatively impact our supply of raw materials, including pea supply;

•	disruptions in our information technology systems, supply network, manufacturing and distribution facilities or our workforce or the workforce of our suppliers;

•
our ability to continue to comply with covenants and the terms of our credit instruments and our ability to obtain additional financing, as needed, to fund our liquidity requirements and capital expenditures;

•	availability of debt and equity financing under favorable terms;

•	increases in operating costs, including labor costs, and our ability to manage our cost structure;

•	the occurrence of liabilities not covered by our insurance;

•	our ability to successfully implement, and engage other stakeholders in implementing, our sustainability program;

•	the loss of our financial arrangements with respect to receivables factoring;

•	the loss of our foreign private issuer status;

•	the effects of reputational damage from unsafe or poor quality food products, particularly if such issues involve products we manufactured or distributed;

•	our failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; and

•	changes in applicable laws or regulations.
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
In June 2015, the Board of Directors approved a change in Nomad’s fiscal year end from March 31 to December 31 in order to align Nomad’s fiscal year with the Iglo Group’s historical reporting calendar. As a result of this change, the selected historical consolidated financial data includes financial information for the Successor for the twelve month periods ended December 31, 2018, 2017 and 2016 and the nine month period from April 1, 2015 to December 31, 2015.
The statement of income data for the Fiscal Period 2018, Fiscal Period 2017 and Fiscal Period 2016 and the balance sheet data as of December 31, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The statement of income data for the nine months ended December 31, 2015, for the twelve months ended March 31, 2015, and for the Predecessor, for the five months ended May 31, 2015, balance sheet information for Nomad as of December 31, 2015 and financial information for Iglo for the year ended December 31, 2014 have been derived from audited financial statements not included elsewhere in this annual report.
Neither the Successor nor the Predecessor declared or paid cash dividends in the periods presented. All results are continuing.

	Successor	Successor	Successor	Successor	Successor	Predecessor	Predecessor
	Year ended Dec 31 2018	Year ended Dec 31 2017	Year ended Dec 31 2016	9 months ended Dec 31 2015	Year ended Mar 31 2015	5 months ended May 31 2015	Year ended Dec 31 2014
	€m	€m	€m	€m	€m	€m	€m
Statement of Income data:
Revenue	2,172.8	1,956.6	1,927.7	894.2	—	640.3	1,500.9
Cost of sales	(1,519.3)	(1,357.2)	(1,356.7)	(663.0)	—	(417.9)	(970.9)
Gross profit	653.5	599.4	571.0	231.2	—	222.4	530.0
Other operating expenses	(352.7)	(319.3)	(298.4)	(138.6)	(0.7)	(109.5)	(254.2)
Exceptional items	(17.7)	(37.2)	(134.5)	(58.1)	(0.7)	(84.3)	(52.9)
Charge related to Founder Preferred Shares Annual Dividend Amount	—	—	—	(349.0)	(165.8)	—	—
Credit/(Charge) related to Warrant Redemption Liability	—	—	—	0.4	(0.4)	—	—
Operating profit/(loss)	283.1	242.9	138.1	(314.1)	(167.6)	28.6	222.9
Net finance (costs)/income	(56.0)	(74.4)	(62.1)	(35.5)	0.1	(115.7)	(290.2)
Profit/(loss) before tax	227.1	168.5	76.0	(349.6)	(167.5)	(87.1)	(67.3)
Taxation	(56.6)	(32.0)	(39.6)	12.3	—	(40.9)	(41.8)
Profit/(loss) for the period	170.5	136.5	36.4	(337.3)	(167.5)	(128.0)	(109.1)
Basic weighted number of shares	175,622,538	176,080,272	183,518,743	145,590,810	50,025,000	n.p.	n.p.
Diluted weighted number of shares	175,793,631	184,786,162	183,528,621	145,590,810	50,025,000	n.p.	n.p.
Basic earnings/(loss) per share	0.97	0.78	0.20	(2.32)	(3.35)	n.p.	n.p.
Diluted earnings/(loss) per share	0.97	0.74	0.20	(2.32)	(3.35)	n.p.	n.p.
Balance Sheet data:
Total assets	5,340.8	4,601.7	4,709.5	4,929.7	447.4	n.p.	3,543.4
Total equity	2,059.1	1,852.6	1,902.5	1,888.1	274.9	n.p.	(657.5)
Share capital	—	—	—	—	—	n.p.	0.1
n.p. not presented

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
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
The market for frozen food is highly competitive, and further consolidation in the industry would likely increase competition. Our competitors include retailers who promote private label products and well-established branded producers that operate on both a national and an international basis across single or multiple frozen food categories. We also face competition more generally from chilled food, distributors and retailers of fresh products, baked goods and ready-made meals. Our competitors generally compete with us on the basis of price, actual or perceived quality of products, brand recognition, consumer loyalty, product variety, new product development, customer service and improvements to existing products. We may not successfully compete with our existing competitors and new competitors may enter the market. Discounters are supermarket retailers which offer a narrow range of food and grocery products at discounted prices and which typically focus on non-branded rather than branded products. The increase in discounter sales may adversely affect the sales of our branded products. Further, we are increasing our investment in online sales (sales made through retailers’ online platforms). However, there is no guarantee we will achieve our expected return on investment from this strategy. The growth of online retailers, and the corresponding growth in our online sales, may also adversely affect our competitive position.
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
There are a number of trends in consumer preferences which have an impact on us and the frozen food industry as a whole. These include, among others, preferences for speed, convenience and ease of food preparation; natural, nutritious and well-proportioned meals; and products that are sustainably sourced and produced and are otherwise environmentally friendly. Concerns as to the health impacts and nutritional value of certain foods may increasingly result in food producers being encouraged or required to produce products with reduced levels of salt, sugar and fat and to eliminate trans-fatty acids and certain other ingredients. Consumer preferences are also shaped by concern over waste reduction and the environmental impact of products. The success of our business depends on both the continued appeal of our products and, given the varied backgrounds and tastes of our customer base, our ability to offer a sufficient range of products to satisfy a broad spectrum of preferences. Any shift in consumer preferences in the UK, Germany, France, Italy, Sweden or any other material market in which we operate could have a material adverse effect on our business. Consumer tastes are also susceptible to change. In addition, consumers with increasingly busy lifestyles are choosing the online grocery channel as a more convenient and faster way of purchasing their food products, and are also increasingly using the internet for meal ideas. Our competitiveness therefore depends on our ability to predict and quickly adapt to consumer preferences and trends, exploiting profitable opportunities for product development without alienating our existing consumer base or focusing excessive resources or attention on unprofitable or short-lived trends. All of these efforts require significant research and development and marketing investments. If we are unable to respond on a timely and appropriate basis to changes in demand or consumer preferences and trends, our sales volumes and margins could be adversely affected.
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
On June 23, 2016 the UK electorate voted in favor of leaving the European Union (commonly referred to as “Brexit”), and on March 29, 2017 the UK government formally initiated the withdrawal process. The terms of any withdrawal are subject to a negotiation period that could last at least two years, or longer, if the European Council unanimously agrees to extend the negotiation period. Without any such extension or agreement on the term of the UK's withdrawal from the EU, the UK's membership in the EU will end automatically on March 29, 2019, the expiration of the two-year period. On January 15, 2019, the draft Withdrawal Agreement was rejected by the UK parliament creating significant uncertainty about the terms and timing under which the UK will leave the EU. This continues to create political and economic uncertainty, which has affected, and may continue to affect, market and macro-economic conditions in both the UK and EU economies. Current discussions may result in any number of outcomes, the consequences of which are unpredictable, including an extension or delay of the UK's withdrawal from the EU.

For the year ended December 31, 2018, 94% of our revenue was derived from the EU as a whole and 27% was derived from the UK, which increased from the prior year due to the acquisitions of Goodfella's and Aunt Bessie's. In addition, we have manufacturing facilities and employees in both the UK and other European countries. As a result of Brexit, we may experience adverse impacts on consumer demand and profitability in the UK and other markets. Depending on the terms of Brexit, the UK could also lose access to the single EU market, or specific countries in the EU, resulting in a negative impact on the general and economic conditions in the UK and the EU. Changes may occur in regulations that we are required to comply with as well as amendments to treaties governing tax, duties, tariffs, etc. which could adversely impact our operations and require us to modify our financial and supply arrangements. For example, the imposition of any import restrictions and duties levied on our products may make our products more expensive and less competitive from a pricing perspective. To avoid such impacts, we may have to restructure or relocate some or all of our operations which would be costly and negatively impact our profitability and cash flow.
Additionally, political instability in the European Union as a result of Brexit may result in a material negative effect on credit markets, currency exchange rates and foreign direct investments in the EU and UK. This deterioration in economic conditions could result in increased unemployment rates, increased short and long term interest rates, adverse movements in exchange rates, consumer and commercial bankruptcy filings, a decline in the strength of national and local economies, and other results that negatively impact household incomes. Further, a number of our employees in the UK are not UK citizens and, depending on the terms negotiated, may no longer have the right to work in the UK following the UK’s formal withdrawal from the EU.
Any of these factors could have a material adverse effect on our business, financial condition and results of operations.
We are exposed to economic and other trends that could adversely impact our operations in our key geographies.
We conduct operations in our key markets of the UK, Italy, Germany, Sweden, France, and Norway, from which approximately 81% of our revenue was generated during the year ended December 31, 2018. We are particularly influenced by economic developments and changes in consumer habits in those countries.
The geographic markets in which we compete have been affected by negative macroeconomic trends which have affected consumer confidence. For example, Brexit has created political and economic uncertainty both in the UK and the other EU member states. A deterioration in economic conditions could result in increased unemployment rates, increased short and long term interest rates, consumer and commercial bankruptcy filings, a decline in the strength of national and local economies, and other results that negatively impact household incomes. This can result in consumers purchasing cheaper private label products instead of equivalent branded products. Such macroeconomic trends could, among other things, negatively impact global demand for branded and premium food products, which could result in a reduction of sales or pressure on margins of our branded products or cause an increasing transfer to lower priced product categories.
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
While we attempt to negotiate fixed prices for certain materials with our suppliers for periods ranging from one month to a full year, we cannot guarantee that our strategy will be successful in managing input costs if prices increase for extended periods of time. Additionally, by entering fixed price agreements we may potentially be limiting our ability to benefit from possible price decreases. Moreover, there is no market for hedging against price volatility for certain raw materials and accordingly such materials are bought at the spot rate in the market.

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
Our customers include supermarkets and large chain food retailers in the UK, Germany, France, Italy, Sweden and Norway. Throughout our markets, the food retail segments are highly concentrated. For the year ended December 31, 2018, our top 10 customers account for 42% of sales. In recent years, the major multiple retailers in those countries have increased their share of the grocery market and price competition between retailers has intensified. This price competition has led the major multiple retailers to seek lower prices from their suppliers, including us. The strength of the major multiple retailers’ bargaining position gives them significant leverage over their suppliers in negotiating pricing, product specification and the level of supplier participation in promotional campaigns and offers, which can reduce our margins. International alliances among retailers continue to become stronger, and the trend for consolidation in Europe at a local level and across borders is ongoing. Further consolidation among the major multiple retailers or disproportionate growth in relation to their competitors could increase their relative negotiating power and allow them to force a negative shift in our trade terms. Our results of operations could also be adversely affected if these retailers suffer a significant deterioration in sales performance, if we are required to reduce our prices or increase our promotional spending activity as a consequence, if we are unable to collect accounts receivable from our customers, if we lose business from a major customer or if our relationship with a major customer deteriorates.
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
Distribution costs have historically fluctuated significantly over time, particularly in connection with oil prices, and increases in such costs could result in reduced profits. In addition, certain factors affecting distribution costs are controlled by our third party carriers. To the extent that the market price for fuel or freight or the number or availability of carriers fluctuates, our distribution costs could be affected. Furthermore, temporary or long-term disruption of transportation services due to weather-related problems, strikes or other events could impair our ability to supply products affordably and in a timely manner or at all. Failure to deliver our perishable food products promptly could also result in inventory spoilage. These factors could impact our commercial reputation and result in our customers reducing their orders or ceasing to order our products. Any increases in the cost of transportation, and any disruption in transportation, could have a material adverse effect on our business, financial condition and results of operations. We require the use of refrigerated vehicles to ship our products and such distribution costs represent an important element of our cost structure. We are dependent on third parties for almost all of our transportation requirements. In Italy, our distribution network is shared with Unilever’s ice cream business, which provides us with an advantage over smaller market participants. Our arrangement with Unilever is governed by a distribution agreement which expires in 2022. If we change the transportation services we use, we could face logistical difficulties that could delay deliveries, and we could incur costs and expend resources in connection with such change.
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
Our customers may not be creditworthy.
Our business is subject to the risks of nonpayment and nonperformance by our customers. We manage our exposure to credit risk through credit analysis and monitoring procedures, and sometimes use letters of credit, prepayments and guarantees. However, these procedures and policies cannot fully eliminate customer credit risk, and to the extent our policies and procedures prove to be inadequate, it could negatively affect our financial condition and results of operations. In addition, some of our customers may be highly leveraged and subject to their own operating and regulatory risks and, even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with such parties. Any future financial market disruptions or tightening of the credit markets could result in some of our customers experiencing a significant decline in profits and/or reduced liquidity. A significant adverse change in the financial position of a customer could require us to assume greater credit risk relating to that customer and could limit our ability to collect receivables. We do not maintain credit insurance to insure against customer credit risk. If our customers fail to fulfill their contractual obligations, it may have an adverse effect on our business, financial condition and results of operation.
Failure to protect our brand names and trademarks could materially affect our business.
Our principal brand names and trademarks (such as Birds Eye, Iglo, Findus, Aunt Bessie's and Goodfella's) are key assets of our business and our success depends upon our ability to protect our intellectual property rights. We rely upon trademark laws to establish and protect our intellectual property rights, but cannot be certain that the actions we have taken or will take in the future will be adequate to prevent violation of our proprietary rights. Litigation may be necessary to enforce our trademark or proprietary rights or to defend us against claimed infringement of the rights of third parties. In addition, the Birds Eye brand, which we use in the UK, is used by other producers in the United States and Australia. Even though the brands have different logos, adverse publicity from such other markets may negatively impact the perception of our brands in our respective markets. Adverse publicity, legal action or other factors could lead to substantial erosion in the value of our brands, which could lead to decreased consumer demand and could have a material adverse effect on our business, financial condition and results of operations.

There is also a risk that other parties may have intellectual property rights covering some of our brands, products or technology. If any third parties bring a claim of intellectual property infringement against us, we may be subject to costly and time-consuming litigation, diverting the attention of management and our employees. If we are unsuccessful in defending against such claims, we may be subject to, among other things, significant damages, injunctions against development and sale of certain products, or we may be required to enter into costly licensing agreements, any of which could have an adverse impact on our business, financial condition, and results of operations.
We are exposed to risks related to our financial arrangements with respect to receivables factoring.
We enter into factoring arrangements with financial institutions to sell certain of our accounts receivables from customers without recourse. If we were to stop entering into these factoring arrangements, our operating results, financial condition and cash flows could be adversely impacted by delays or failures in collecting accounts receivables. However, by entering into these arrangements we are exposed to additional risks. If any of these financial institutions experiences financial difficulties or is otherwise unable to honor the terms of our factoring arrangements, we may experience material financial losses due to the failure of such arrangements which could have an adverse impact upon our operating results, financial condition and cash flows.
Health concerns or adverse developments with respect to the safety or quality of products of the food industry in general, or our own products specifically, may damage our reputation, increase our costs of operations and decrease demand for our products.
Food safety and the public’s perception that our products are safe and healthy are essential to our image and business. We sell food products for human consumption, which subjects us to safety risks such as product contamination, spoilage, misbranding or product tampering. Product contamination, including the presence of a foreign object, substance, chemical or other agent or residue or the introduction of a genetically modified organism, could require product withdrawals or recalls or the destruction of inventory, and could result in negative publicity, temporary plant closures and substantial costs of compliance or remediation. For example, while it did not significantly impact our Predecessor’s business, many food companies including our Predecessor had to deal with the reputational impact of the industry-wide horsemeat contamination issue that arose across most European food markets in January 2013. In addition, food producers, including us, have been targeted by extortion attempts that threatened to contaminate products displayed in supermarkets. Such attempts can result in the temporary removal of products from shelf displays as a precautionary measure and result in lost revenue. We may also be impacted by publicity concerning any assertion that our products caused illness or injury. In addition, we could be subject to claims or lawsuits relating to an actual or alleged illness stemming from product contamination or any other incidents that compromise the safety and quality of our products. Any significant lawsuit or widespread product recall or other events leading to the loss of consumer confidence in the safety and quality of our products could damage our brand, reputation and image and negatively impact our sales, profitability and prospects for growth. We could also be adversely affected if consumers lose confidence in the safety and quality of certain food products or ingredients, or the food safety system generally. If another company recalls or experiences negative publicity related to a product in a category in which we compete, consumers might reduce their overall consumption of products in this category. Adverse publicity about these types of concerns, whether valid or not, may discourage consumers from buying our products or cause production and delivery disruptions. In addition, product recalls are difficult to foresee and prepare for and, in the event we are required to recall one or more of our products, such recall may result in loss of sales due to unavailability of our products and may take up a significant amount of our management’s time and attention. We maintain systems designed to monitor food safety risks and require our suppliers to do so as well. However, we cannot guarantee that our efforts will be successful or that such risks will not materialize. In addition, although we attempt, through contractual relationships and regular inspections, to control the risk of contamination caused by third parties in relation to the several manufacturing and distribution processes we outsource, we cannot guarantee that our efforts will be successful or that contamination of our products by third parties will not materialize.
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
There is no guarantee that we will be successful in defending ourselves in civil, criminal or regulatory actions, including under general, commercial, employment, environmental, food quality and safety, anti-trust and trade, advertising and claims, and environmental laws and regulations, or in asserting our rights under various laws. For example, our marketing or claims could face allegations of false or deceptive advertising or other criticisms which could end up in litigation and result in potential liabilities or costs. In addition, we could incur substantial costs and fees in defending ourselves or in asserting our rights in these actions or meeting new legal requirements. Even when not merited, the defense of these lawsuits may divert our management’s attention, and we may incur significant costs in defending these lawsuits. The costs and other effects of potential and pending litigation and administrative actions against us, and new legal requirements, cannot be determined with certainty and may differ from expectations.
We are exposed to local business and tax risks in many different countries.
We operate in various countries in Europe, predominantly in the UK, Germany, France, Italy, Sweden and Norway. As a result, our business is subject to risks resulting from differing legal, political, social and regulatory requirements, economic conditions and unforeseeable developments in these markets, all or any of which could result in disruption of our activities. These risks include, among others, political instability (including the impact of Brexit), differing economic cycles, tariffs, duties and adverse economic conditions, unexpected changes in regulatory environments, currency exchange rate fluctuations, inability to collect payments or seek recourse under or comply with ambiguous or vague commercial or other laws, changes in distribution and supply channels, foreign exchange controls and restrictions on repatriation of funds, and difficulties in attracting and retaining qualified management and employees. Our overall success in the markets in which we operate depends, to a considerable extent, on our ability to effectively manage differing legal, political, social and regulatory requirements, economic conditions and unforeseeable developments. We cannot guarantee that we will succeed in developing and implementing policies and strategies which will be effective in each location where we do business.
We must comply with complex and evolving tax regulations in the various jurisdictions in which we operate, which subjects us to international tax compliance risks. Some tax jurisdictions in which we operate have complex and subjective rules regarding income tax, value-added tax, sales or excise tax, tariffs, duties and transfer tax. From time to time, our foreign subsidiaries are subject to tax audits and may be required to pay additional taxes, interest or penalties should the taxing authority assert different interpretations, or different allocations or valuations of our services which could be material and could reduce our income and cash flow from our international subsidiaries. We currently have several pending tax assessments and audits in various jurisdictions including Germany, France and Italy. The agreements by which we acquired certain businesses provide for certain indemnifications of tax liabilities which may arise in certain jurisdictions which we believe are sufficient to address these specific tax matters as far as they relate to those businesses. We have also established, where appropriate, reserves and provisions for tax assessments which we believe to be adequate to address potential tax liabilities. However, it is possible that the tax audits referred to above could result in the volatility of timings of cash tax payment and recoveries.

Our business is dependent on third-party suppliers and changes or difficulties in our relationships with our suppliers may harm our business and financial results.
We outsource some of our business functions to third-party suppliers, such as the processing of certain vegetables and other products, the manufacturing of packaging materials and distribution of our products. Our suppliers are subject to their own unique operational and financial risks, which are out of our control. Our suppliers may fail to meet timelines or contractual obligations or provide us with sufficient products, which may adversely affect our business. Certain of our contracts with key suppliers, such as for the raw materials we use in our products, are short term, can be terminated by the supplier upon giving notice within a certain period and restrict us from using other suppliers. Also, a number of our supply contracts, including for fish and vegetables, may be terminated by the supplier upon a change in our ownership. Failure to appropriately structure or adequately manage our agreements with third parties may adversely affect our supply of products. We are also subject to credit risk with respect to our third-party suppliers. If any such suppliers become insolvent, an appointed trustee could potentially ignore the service contracts we have in place with such party, resulting in increased charges or the termination of the service contracts. We may not be able to replace a service provider within a reasonable period of time, on as favorable terms or without disruption to our operations. Any adverse changes to our relationships with third-party suppliers could have a material adverse effect on our image, brand and reputation, as well as on our business, financial condition and results of operations.
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

Although our information technology systems are protected through physical and software safeguards, it is difficult to protect against the possibility of damage or breach created by cyber-attacks or other security attacks in every potential circumstance that may arise. As cyber-attacks are increasing in frequency and sophistication it becomes even more difficult to protect against a breach of our information technology systems. Cybersecurity incidents that impact the availability, reliability, speed, accuracy, or other proper functioning of these information technology systems could have a significant impact on our operations. If we are unable to prevent physical and electronic break-ins, cyber-attacks and other information security breaches, we may suffer financial and reputational damage, be subject to litigation or incur remediation costs or penalties because of the unauthorized disclosure of confidential information belonging to us or to our customers, suppliers or employees. The mishandling or inappropriate disclosure of non-public sensitive or protected information could lead to the loss of intellectual property, negatively impact planned corporate transactions or damage our reputation and brand image. Misuse, leakage or falsification of legally protected information could also result in a violation of data privacy laws and regulations and have a negative impact on our reputation, business, financial condition and results of operations.
Changes in the European regulatory environment regarding privacy and data protection regulations, such as the European Union’s General Data Protection Regulation (GDPR), could expose us to risks of noncompliance and costs associated with compliance.
On May 25, 2018, the EU’s GDPR became enforceable. The GDPR relates to the collection, use, retention, security, processing and transfer of personally identifiable information of residents of EU countries, and because of our operations in the EU, including in the UK, we are subject to these heightened standards. The GDPR created a range of new compliance obligations, and imposes significant fines and sanctions for violations. As a result of legislative and regulatory rules, we may be required to notify the owners of the personal information together with the relevant regulatory authorities of any data breaches, which could harm our reputation and financial results, as well as subject us to litigation or actions by such regulatory authorities.
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
In addition, our manufacturing facilities may be subject to damage or disruption resulting from fire terrorist activity, natural disasters or other causes. For example, our Lowestoft and Bremerhaven manufacturing facilities are situated in regions which have historically been prone to flooding. Extensive damage to any of our thirteen major manufacturing facilities as a result of any of the foregoing reasons, could, to the extent that lost production could not be compensated for by unaffected facilities, severely affect our ability to conduct our business operations and, as a result, adversely affect our business, financial condition and results of operations.
Furthermore, as we lease parts of our Boulogne, Bremerhaven, Lowestoft, and Tonsberg sites, the use of these properties is subject to certain terms and conditions, the breach of which could affect our ability to continue use of these properties which in turn may disrupt our operations and may materially adversely affect our results of operations.

We may be unable to realize the expected benefits of actions taken to align our resources, operate more efficiently and control costs.
When required we take actions, such as workforce reductions, plant closures and consolidations, and other cost reduction initiatives, such as our factory optimization program, to align our resources with our growth strategies, operate more efficiently and control costs. As these plans and actions are complex, unforeseen factors could result in expected savings and benefits to be delayed or not realized to the full extent planned, could negatively impact labor relations, including causing work stoppages, and could lead to disruptions in our business and operations and higher short-term costs related to severance and related capital expenditures. In 2016, we announced the closure of our factory and pea processing operations in Bjuv, Sweden, and operations ceased in the first half of 2017 with production transferred to other factories in the Group’s network. In March 2018, we sold the factory building and parts of the premises. We may be unable to realize the expected benefits of these actions which could potentially adversely affect our profitability and operations.
Significant disruption in our workforce or the workforce of our suppliers could adversely affect our business, financial condition and results of operations.
As of December 31, 2018, we employed approximately 4,813 employees, of which approximately 1,394 were located in Germany, 1,223 were located in the UK, 346 were located in France, 456 were located in Italy, 467 were located in Sweden/Norway and 927 employees in other locations. As of December 31, 2018, approximately 72% of our employees worked in our manufacturing operations. We have in the past, and may in the future, experience labor disputes and work stoppages at one or more of our manufacturing sites due to localized strikes or strikes in the larger retail food industry sector. We have also been involved in negotiations on collective bargaining agreements. A labor stoppage or other interruption at one of our thirteen manufacturing sites would impact our ability to supply our customers and could have a pronounced effect on our operations. Further, a number of our employees in the UK are not UK citizens and, depending on the terms negotiated, may no longer have the right to work in the UK following the UK’s formal withdrawal from the EU. Future labor disturbance or work stoppage at any of our or our suppliers’ facilities in Germany, the UK, Italy or elsewhere may have an adverse effect on such facility’s operations and, potentially, on our business, financial condition and results of operations.
Higher labor costs could adversely affect our business and financial results.
We compete with other producers for good and dependable employees. The supply of such employees is limited and competition to hire and retain them may result in higher labor costs. Furthermore, a substantial majority of our employees are subject to national minimum wage requirements. If legislation is enacted in these countries that has the effect of raising the national minimum wage requirements, requires additional mandatory employee benefits or affects our ability to hire or dismiss employees, we could face substantially higher labor costs. In the UK, the National Minimum Wage and National Living Wage increased in April 2018. High labor costs could adversely affect our profitability if we are not able to pass them on to our customers.
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
As a producer of food products for human consumption, we are subject to extensive regulation in the UK, Germany, France, Italy, Sweden, Norway and other countries in which we operate, as well as the European Union, that governs production, composition, manufacturing, storage, transport, advertising, packaging, health, quality, labeling, safety and distribution standards. In addition, national regulations that have implemented European directives applicable to frozen products establish highly technical requirements regarding labeling, manufacturing, transportation and storage of frozen food products. For example, regulations of the European Parliament and Council published in October 2011 changed rules relating to the presentation of nutritional information on packaging and other rules on labeling. It is unclear how this will be impacted under Brexit but there may be changes and further regulations that the company has to adhere to. Local governmental authorities also set out health and safety related conditions and restrictions. Any failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, product recalls or asset seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on our business, financial condition and results of operations.
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
Our facilities and operations are subject to numerous health, safety and environmental regulations, including local and national laws, and European directives and regulations governing, among other things, water supply and use, water discharges, air emissions, chemical safety, solid and hazardous waste management and disposal, clean-up of contamination, energy use, noise pollution, and workplace health and safety. Health, safety and environmental legislation in Europe and elsewhere have generally become more comprehensive and restrictive and more rigid over time and enforcement has become more stringent. Failure to comply with applicable requirements, or the terms of required permits, can result in penalties or fines, clean-up costs, third party property damage and personal injury claims, which could have a material adverse effect on our brand, business, financial condition and results of operations. In addition, if health, safety and environmental laws and regulations in the UK, Germany, France, Italy, Sweden, Norway and the other countries in which we operate or from which we source raw materials and ingredients become more stringent in the future, the extent and timing of investments required to maintain compliance may exceed our budgets or estimates and may limit the availability of funding for other investments.
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
An increase in market interest rates would increase our interest expense arising on our existing and future floating rate indebtedness. Pursuant to the terms of our Senior Facilities Agreement, the interest rate that we pay on indebtedness incurred under our term loan facilities or revolving credit facility varies based on a fixed margin over a base rate which references the LIBOR or EURIBOR rates. As a result, we are exposed to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Pursuant to the Company interest rate hedging policy, we may enter into interest rate derivatives that may involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.
Our indebtedness is subject to changes in interest reference rates
Pursuant to the terms of the current Senior Facilities Agreement, the interest rate paid on indebtedness incurred under our term loan facilities or revolving credit facility varies based on a fixed margin over a base rate which references the LIBOR or EURIBOR rates. As a result of decisions taken by national regulators, LIBOR and EURIBOR may become phased out and replaced by a replacement reference index. If LIBOR ceases to exist, we may need to renegotiate our Senior Credit Agreement with our lenders. As a result of changes to underling interest reference rates, the Company may be exposed to volatility with regard to interest cost on indebtedness or linked interest rate hedging arrangements.
We are exposed to exchange rate risks and such rates may adversely affect our results of operations.
We are exposed to exchange rate risk. Our reporting currency is the Euro and yet a significant proportion of our sales and EBITDA are in Pound Sterling through our UK based business, and Norwegian Krone and Swedish Krona through our Norwegian and Swedish based businesses. We are exposed to foreign exchange translation risk as we convert the Pound Sterling results of our UK business and the Norwegian Krone and Swedish Krona results of our Norwegian and Swedish business into our reporting currency of Euro. Pursuant to Company foreign exchange hedging policy, we have converted a portion of our USD term loan to GBP using cross currency interest rate swaps that act as a Net Investment hedge for our UK business. We are exposed to transactional exchange rate risk as a significant portion of our raw material purchases are denominated in non-functional currencies of the purchasing entity, predominantly U.S. Dollars and Euro. Company policy is to reduce this risk by using foreign exchange forward contracts that are designated as cash flow hedges. However, such hedging arrangements may not fully protect us against currency fluctuations and may or not be deemed to be cash flow hedge effective. Fluctuations and sustained strengthening of non-functional currencies against the functional currency of the operating entities may materially adversely affect our business, financial condition and results of operations.

Changes to our payment terms with both customers and suppliers may materially adversely affect our operating cash flows.
We may experience significant pressure from our key suppliers to reduce trade payable terms. At the same time, we may experience pressure from our customers to extend trade receivable terms. Any such changes in commercial arrangements regarding trade payable and trade receivable payment terms, may have a material adverse effect on our business, financial condition and results of operations.
Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results.
Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including but not limited to revenue recognition, leases, estimating valuation allowances and accrued liabilities (including allowances for returns, doubtful accounts and obsolete and damaged inventory), accounting for income taxes, valuation of long-lived and intangible assets and goodwill, stock-based compensation and loss contingencies, are highly complex and involve many subjective assumptions, estimates and judgments by our management. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by our management could significantly change our reported or expected financial performance, and could have a material adverse effect on our business. For example, we expect that the impact of the adoption of IFRS 16 ‘Leases’, which is effective from January 1, 2019, will add net liabilities of approximately €36.0 million to the Statement of Financial Position, with a corresponding increase to the accumulated deficit reserve. Furthermore, we expect that profit before tax will be negatively affected by approximately €5.0 million for the twelve months ended December 31, 2019. In addition, we expect that Adjusted EBITDA will increase approximately €15.0 million, with lease costs being replaced by additional depreciation and interest charges.
Management continues to assess new accounting pronouncements and their impact on the Company prior to their adoption dates.
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
Goodwill represents amounts arising from acquisitions and is the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. Intangible assets can include computer software, brands, customer relationships and other acquired intangibles as of the acquisition date. Goodwill and other intangibles expected to contribute indefinitely to our cash flows are not amortized, but must be evaluated by management at least annually for impairment. If carrying value exceeds its recoverable amount, the intangible is considered impaired and is reduced to fair value via a charge to earnings. Factors outside of our control which could result in an impairment include, but are not limited to: (i) reduced demand for our products; (ii) higher commodity prices; (iii) lower prices for our products or increased marketing as a result of increased competition; and (iv) significant disruptions to our operations as a result of both internal and external events. Should the value of one or more of the acquired intangibles become impaired, our consolidated profit or loss and net assets may be materially adversely affected. As of December 31, 2018, the carrying value of intangible assets totaled €3,948.2 million, of which €1,861.0 million was goodwill and €2,087.2 million represented brands, computer software, customer relationships and other acquired intangibles compared to total assets of €5,340.8 million.

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
Our strategy is largely based on our ability to grow through acquisitions of additional businesses to build an integrated group. Consummating acquisitions of related businesses, or our failure to integrate such businesses successfully into our existing businesses, could result in unanticipated expenses and losses. Furthermore, we may not be able to realize any of the anticipated benefits from acquisitions, including the Goodfella's Pizza and Aunt Bessie's acquisitions.
We anticipate that any future acquisitions we may pursue as part of our business strategy may be partially financed through additional debt or equity. Any future financial market disruptions or tightening of the credit markets may make it more difficult for us to obtain financing for acquisitions or increase the cost of obtaining financing. If new debt is added to current debt levels, or if we incur other liabilities, including contingent liabilities, in connection with an acquisition, the debt or liabilities could impose additional constraints and requirements on our business and operations, which could materially adversely affect our financial condition and results of operation. In addition, to the extent our ordinary shares are used for all or a portion of the consideration to be paid for future acquisitions, dilution may be experienced by existing shareholders.

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
In addition, following an acquisition, including the Goodfella's Pizza and Aunt Bessie's acquisitions, we may be subject to significant, previously undisclosed liabilities of the acquired business that were not identified during due diligence and which could contribute to poor operational performance, undermine any attempt to restructure the acquired company or business in line with our business plan and have a material adverse effect on our financial condition and results of operations.
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
We currently have various equity instruments outstanding that would require us to issue additional ordinary shares for no or a fixed amount of additional consideration. Specifically, as of February 25, 2019, we had outstanding the following:

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

•	115,625 options held by certain current and former of our Directors which are exercisable to purchase ordinary shares, on a one-for-one basis, at any time at the option of the holder; and

•	4,572,721 equity awards issued under the LTIP, which may be converted into ordinary shares subject, in most cases, to meeting certain performance conditions.
We also have 12,872,486 ordinary shares currently available for issuance under our LTIP.

Holders of the Founder Preferred Shares are entitled to receive annual dividend amounts subject to certain performance conditions (the “Founder Preferred Shares Annual Dividend Amount”). The payment of the Founder Preferred Shares Annual Dividend Amount became mandatory after January 1, 2015 if certain share price performance conditions are met for any given year. At our discretion, we may settle the Founder Preferred Shares Annual Dividend Amount by issuing shares or by cash payment, but we intend to equity settle. On December 31, 2018, we approved a 2018 Founder Preferred Share Dividend in an aggregate of 171,092 ordinary shares. The dividend price used to calculate the 2018 Founder Preferred Shares Annual Dividend Amount was $16.7538 (calculated based upon the volume weighted average price for the last ten trading days of 2018) and the Ordinary Shares were issued on January 2, 2019. In subsequent years, the Annual Dividend Amount will be calculated based upon the volume weighted average share price for the last ten trading days of the financial year and the resulting appreciated average share price compared to the highest price previously used in calculating the Annual Dividend Amount. The issuance of ordinary shares pursuant to the terms of the Founder Preferred Shares will reduce (by the applicable proportion) the percentage shareholdings of those shareholders holding ordinary shares prior to such issuance which may reduce your net return on your investment in our ordinary shares.
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
The tax treatment of the Company, our shareholders and any subsidiary of ours (including Iglo and its subsidiaries), any special purpose vehicle that we may establish and any other company which we may acquire are all subject to changes in tax laws or practices in the British Virgin Islands, the UK, the U.S. and any other relevant jurisdiction. Any change may reduce the value of your investment in our ordinary shares.
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
We do not believe that we will be a PFIC for the current year. However, because the composition of the Company's income and assets will vary over time, we can provide no assurance that we will not be a PFIC for any taxable year. See item 10.E., U.S. Federal Income Taxation, Passive Foreign Investment Company ("PFIC") Considerations.

Item 4.	Information on the Company

A.	History and Development of the Company
We are the leading manufacturer and distributor of branded frozen foods in Western Europe based on net sales value. We were incorporated with limited liability under the laws of the British Virgin Islands under the BVI Companies Act on April 1, 2014 under the name Nomad Holdings Limited by the Founder Entities. We were formed to undertake an acquisition of a target company or business. We completed our initial public offering in the UK on April 15, 2014.

On June 1, 2015, we consummated our initial acquisition by purchasing Iglo Foods Holdings Limited, a leading frozen food company in Europe from a private equity fund advised by Permira Advisers LLP (the "Permira Funds") and subsequently changed our name to Nomad Foods Limited. The Iglo Group traces its roots back to the 1920s when Clarence Birdseye patented the Birds Eye Plate Froster for freezing fish. After the acquisition of the Birds Eye patents by General Foods in the 1930s, the Birds Eye brand was launched. In the 1940s, Unilever acquired the rights to the Birds Eye brand throughout the world, except for the United States, and in the 1950s Birds Eye became 100% Unilever owned. The Iglo brand was launched in Belgium in 1956 and was introduced by Unilever in Germany in 1961. In the 1960s, Unilever acquired the Findus brand in Italy and San Marino. In 2006, the Permira Funds acquired the Birds Eye and Iglo brands and frozen foods businesses from Unilever, which, at the time, retained the Italian frozen food business under the Findus brand. Following the buyout, the Iglo Group refocused its business on its main product categories, initiated improvements in its supply chain and implemented cost savings. In October 2010, the Iglo Group acquired C.S.I. Compagnia Surgelati Italiana S.p.A., the owner of the Findus brand in Italy and San Marino, from Unilever.
On November 2, 2015, we purchased Findus Sverige AB (and its consolidated subsidiaries) which we refer to as "Findus" or "the Findus Group" (the "Findus Acquisition") which comprises the continental European businesses of the Lion/Gem Luxembourg 3 S.a.r.l. in Sweden, Norway, Finland, Denmark, France, Spain and Belgium relating to the Findus, Lutosa and La Cocinera brands. This transaction allowed us to unify the Findus brand (excluding Switzerland), and together with the strong Iglo platform, further our efforts to drive innovation, introduce new meal options, and conduct marketing initiatives aimed at bringing more consumers across Europe to the frozen foods aisles. In addition, the geographic footprint of the operations included in the Findus Acquisition complements and extends our footprint throughout Europe.

On April 21, 2018 we completed the acquisition of Green Isle Foods Ltd. (the "Goodfella's Acquisition") including the Goodfella's and San Marco brands, in an all cash deal valued at £209.7 million (€239.0 million). This has enlarged our portfolio of brands to include the number one and number two market share positions within the frozen pizza category in Ireland and the UK, a successful frozen private label pizza business, and two frozen pizza manufacturing facilities.

On July 2, 2018 we completed the acquisition of Aunt Bessie’s Limited (the "Aunt Bessie’s Ltd. Acquisition”) for a purchase price of £209.0 million (€235.9 million).  Aunt Bessie’s is a leading frozen food company based in the UK where it manufactures, distributes and sells a range of branded frozen food products. The Aunt Bessie’s brand holds number one and number two market share positions, respectively, within frozen Yorkshire puddings and frozen potatoes, which combine to represent the majority of its revenues. As a brand closely identified with roast dinners, Aunt Bessie’s will expand Nomad Foods’ portfolio into this major eating occasion. The acquisition also included a production facility in Hull, England.

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

The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding the Company and other issuers that file electronically with the SEC. The SEC's Internet website address is http://www.sec.gov. Our Internet website can be found at www.nomadfoods.com.

See Item 5B: Operating and Financial Review and Prospects—Liquidity and Capital Resources for information regarding our capital expenditures for the past three fiscal years and principal capital expenditures currently in progress.

B.    Business Overview
Our Company
We are the leading branded frozen food player in Western Europe with a portfolio of best-in-class food brands within the frozen category, including fish, vegetables, poultry and meals (excluding ice cream). Our products are sold primarily through large grocery retailers under the brand “Birds Eye”, “Aunt Bessie's” and “Goodfella's” in the UK and Ireland, “Findus” in Italy, San Marino, France, Spain, Sweden and Norway, “Iglo” in Germany and other continental markets and “La Cocinera” in Spain. According to Euromonitor, our share of the frozen food market in Western Europe stood at 14.2% in 2018 (2.5 times greater than the nearest competitor). We maintain the number one position in ten European geographies, namely the UK, Italy, Germany, Sweden, France, Austria, Spain, Belgium, Portugal, and Hungary. The countries representing our top six markets, collectively-UK, Italy, Germany, Sweden, Norway and France, represented approximately 69% of the total Western European frozen food markets. For a description of the principal markets in which we compete and related revenue, see Note 5 “Segment reporting” to our audited consolidated financial statements which appear elsewhere in this annual report.
Frozen Food Market
The European frozen food market is served by a number of national and international producers, both with branded and private label offerings, and within single or multiple product categories. We have the broadest participation by category and geography in Europe.
According to Euromonitor, the total frozen food market in Western Europe is estimated to have generated €26 billion in retail sales value in 2018. The frozen food business requires specialized manufacturing, logistics and distribution functions. There is also a high cost associated with building brand health, brand awareness and consumer trust. As a result, there are high barriers for profitable entry into the frozen food market in general and the branded segment in particular.
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
Over the last five years, notwithstanding the volatile macro-economic environment, the Western European frozen food market has grown on average 1.2% per year, driven by the aforementioned ability to address global food consumption trends. Furthermore, the amount of space that frozen food as a category occupies within the grocery retail environment is relatively stable due to the fixed amount of freezer space at the retailer that is not exposed to reductions in shelf space in favor of other categories or formats, as can be the case in shelf-stable parts of the retailer.
Our Brands
Our brands are household names with long histories and local heritage in their respective markets.  Our Birds Eye brand was established in 1922 and is primarily marketed in the UK and Ireland, and the Aunt Bessie's brand was established in 1974 in the UK. The Goodfella's brand was established in Ireland in 1993 and is marketed also in the UK. The San Marco brand was established in 2003. The Findus brand, which is marketed in Italy, France, Spain, Sweden and Norway, was formed in Italy in 1941 and has a loyal following in each of its respective geographies. Iglo, founded in 1956, has a long-standing history and is marketed in Germany and other continental European countries. La Cocinera has allowed us to establish ourselves in Spain through a brand that was founded in 1962.
Our Competitive Strengths
We believe the following competitive strengths differentiate us from our competitors and contribute to our ongoing success.

Market leader with solid European platform and strong acquisition opportunities.
As the leading branded frozen food producer in Western Europe, we benefit from economies of scale and have developed a strong platform for our products throughout Europe, resulting in leadership positions in ten geographies and a 14.2% market share of the total Western European frozen food market. We benefit from longstanding relationships with our customers which provide access to our diversified distribution channels, including supermarkets, discount retailers, the foodservice channel and other food retailers that sell directly to consumers. We benefit from a diverse category and geographic mix and believe our strong existing platforms facilitate our expansion within a large addressable market and provide a broad set of potential acquisition targets in various food categories and geographic markets.
Effective brand equity strategy to leverage and expand well-known brands.
Our brands are well-established household names with long histories and local heritage in their respective markets. We possess several iconic brand assets and focus on our local hero platforms that are designed to leverage these iconic assets such as the “Captain”. Each of the Birds Eye, Goodfella's, Iglo and Findus brands holds a leading position in terms of spontaneous brand awareness in several European markets. Our leading brand recognition, broad product offering, and local provenance of these brands are key drivers of consumer trust and result in demand for our products.
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
We operate an efficient and centralized procurement and supply chain function which is closely aligned with our geographic footprint, allowing us to optimize our supply arrangements and reduce distribution costs. We source our products globally from a diverse supplier base and, as a result, we minimize our dependency on any one supplier. Our relationships with diverse suppliers enable us to safeguard the security of our supply and raw materials as well as enhance the quality and sustainability of such materials, while also delivering competitive pricing and limiting exposure to geographic risk and adverse currency movements.
Strategic and geographically diversified manufacturing facilities.
We own and operate an efficient network of thirteen manufacturing facilities with low capital expenditure requirements, all of which are located near the major markets we serve, providing for a balance between manufacturing and logistics costs and allowing for high levels of customer service. These facilities produce approximately 547 kilo tonnes of frozen product per year and have what we believe to be sufficient spare capacity to accommodate future growth in our main product categories.
Commitment to innovation and research and development.
We focus our new product efforts and our investment in market research on our Core products -- fish, vegetables, meals and poultry -- to ensure that the products we launch and re-launch overcome penetration barriers and win with Consumers. For example, we recently introduced a range of new vegetable products across a number of markets to help consumers add more vegetables and pulses into their diet. To ensure the development and introduction of successful products, we follow a structured process through which we move from idea generation, through concept screening, concept/product development and early volume sizing, to scale up and final validation.

Our Strategy
We have developed and made significant progress in implementing the following strategic initiatives:
Build an integrated group of best-in-class food companies and brands within existing and related food categories and expand our geographic footprint through strategic acquisitions.
Our goal is to transform our company into an integrated best-in-class, global manufacturer, marketer and distributor of food products, within and outside of the frozen food category and the broader food sector. We believe there are significant growth opportunities in the European and North American markets and that our acquisitions provide a strong platform on which to grow our business and expand and enhance our market share in the food industry in key geographic markets.
Focus on “Core” products as a foundation for long-term growth.
We continue our strategy which is rooted in relentless focus on our Core products which currently represent approximately 70% of our sales. These strategies include improving product quality, packaging renovation and executing in-store initiatives such as ensuring the right product assortment, display strategies and promotional efficiencies. We believe focusing on these Core product initiatives will accelerate growth, lead to margin expansion and improve our return on investment. To further accelerate growth, we will also turn our attention to innovation which leverage consumer trends such as health, wellness and convenience, but which are anchored in our core categories.
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
Our Founders and CEO have significant experience and expertise, and have been highly successful, in identifying, acquiring and integrating value-added businesses. We believe that this expertise, our access to capital and the deep industry knowledge of our management team will position us to acquire related and complementary food businesses that can enhance our market position, create synergies and fully leverage our existing marketing, manufacturing and supply chain capabilities, which we believe will allow us to deliver sustained profitable growth and maximize shareholder value. For example, on April 21, 2018 we completed the Goodfella's Acquisition including the Goodfella's and San Marco brands, in an all cash deal valued at £209.7 million (€239.0 million). This has enlarged our portfolio of brands to include the number one and number two market share positions within the frozen pizza category in Ireland and the UK, a successful frozen private label pizza business, and two frozen pizza manufacturing facilities. Also, on July 2, 2018 we completed the Aunt Bessie’s Ltd. Acquisition for a purchase price of £209.0 million (€235.9 million).  Aunt Bessie’s is a leading frozen food company based in the UK where it manufactures, distributes and sells a range of branded frozen food products. The Aunt Bessie’s brand holds number one and number two market share positions, respectively, within frozen Yorkshire puddings and frozen potatoes, which combine to represent the majority of its revenues. As a brand closely identified with roast dinners, Aunt Bessie’s will expand Nomad Foods’ portfolio into this major eating occasion. The acquisition also included a production facility in Hull, England.

Respond to changing consumer shopping habits.
We are responding to the growing consumer shift to digital and mobile technologies, particularly in the UK, by investing in technology platforms and partnering with retailers that are executing their own e-commerce strategies to meet changing consumer habits. Online sales represented approximately 4% of our total sales as of December 31, 2018. We believe that the online sales channel will continue to provide further opportunities to drive market share gains through improved product content and upselling of our mealtime solution programs. In addition, our strategies are evolving in response to other consumer shopping trends such as increased purchases through the hard discounter channel, which has been growing significantly in the UK and Southern Europe.
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
Products
We manufacture, market and distribute the following frozen food products:
Fish: includes frozen fish products such as fish fingers, coated fish and natural fish. These products were the largest contributor to our revenues in 2018.
Vegetables: includes ready to cook vegetable products such as peas and spinach.
Meals: includes ready to cook noodles, pasta, lasagne, pancakes and other ready-made meals under the Iglo, Findus and La Cocinera brand names.
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
Customers
Our customers are typically supermarkets and large food retail chains supplying food products directly to consumers. Each key market in which we operate has its own distinct retail landscape. We consider our key retailer clients to be, in the UK, Tesco, Asda and Sainsbury’s; in Italy, Coop, Auchan and L5 Esselunga; in Germany, Rewe and Edeka; in Sweden, ICA, Axfood and Coop; and in France, Carrefour, Auchan and E.Leclerc. For the year ended December 31, 2018, our top ten customers (in terms of revenue) accounted for 42% of revenues.
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
We are increasing our investment in online sales which represented approximately 4% of our total sales as of December 31, 2018. The online grocery retail channel is growing faster than traditional grocery retail formats across developed markets. Frozen foods particularly benefit from the online channel as the advantages to the consumer of outsourcing transportation of frozen food to the retailer are greater than in other categories, and also because some of the barriers to purchasing in-store (e.g. colder aisles) are removed for the consumer online.

Approximately 6% of our sales for the twelve month period ended December 31, 2018 were through the foodservice channel. The majority of these sales were in Sweden and consist primarily of sales of institutional and public sector customers such as schools and hospitals as well as privately run work canteens and quick service restaurants.
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
We maintain sales teams in each of our key markets and all other markets in which our products are sold with the exception of the Central and Eastern Europe markets where we operate via a distribution model. Our sales force is resourced to provide good store coverage. We have been chosen to lead category management projects by several leading supermarkets in each of our main product categories and have developed innovative presentations of our frozen food products and in-store marketing concepts with supermarkets in a number of our markets in order to increase shopper traffic and sales. Most recently, we are developing our “Perfect Store” concept which focuses on improving a consumer’s in-store shopping experience through presentation, layout and signage.
Manufacturing
We own and operate thirteen manufacturing facilities which are located in Lowestoft and Hull (UK), Bremerhaven and Reken (Germany), Cisterna (Italy), Loftahammar and Bralanda (Sweden), Tonsberg and Larvik (Norway), Boulogne-sur-Mer (France), Valladolid (Spain), Longford and Naas (Republic of Ireland). These facilities produce approximately 547 kilo tonnes of frozen product per year, representing approximately 71% of the total volumes of our sales. The manufacturing facilities are located near the major markets we serve, providing for a balance between manufacturing and logistics costs and customer service. Our manufacturing facilities are focused on in house manufacturing of our main product categories and emphasize quality and efficiency through scale. We have invested in new automated lines, such as fish fingers, poultry and spinach lines and because our plants are well invested and maintained, our capital expenditure requirements are well controlled.
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
In 2018, we took on three new manufacturing sites due to the acquisition of Aunt Bessie's and Goodfella's Pizza businesses. These are Hull (Aunt Bessie's) and Longford and Naas (Goodfella's).
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
Logistics
Our distribution network is made up of our manufacturing facilities, warehouses, local distribution centers and third party providers of services (such as transport). We outsource the majority of our distribution processes to third parties seeking to collaborate with shared sites and integrated transport networks. Our distribution network is well consolidated and aligned with our manufacturing footprint in the UK, Germany, Italy, Sweden, France, Norway and Spain. From our manufacturing plants, our products are sent to regional distribution centers to be further distributed to local markets. Our primary distribution centers are used to consolidate both local production and imported products to be sold locally. These sites include Wisbech in the UK, Reken in Germany, Vitulazio, Latina and Parma in Italy, Lognes in France, Tonsberg and Moss in Norway and Marcilla in Spain.
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
Corporate Social Responsibility
We continuously review our position to mitigate supply chain risks, working to meet relevant ethical, environmental and social obligations. We seek to source, manufacture and sell our food to consumers in a responsible way. We operate a sustainability program called Our Sustainable Path that reflects our commitments.

We do this by endeavoring to:

•	Meet all relevant food and safety regulations

•	Uphold international sustainability standards

•	Lead, manage and review our approach, regularly assessing progress

•	Report progress annually through the Nomad Foods’ Sustainability report
We also encourage all our Suppliers to have or work towards a culture of continuous improvement.
Our sustainability program is based on the concepts of materiality and salience and aligned with the UN Sustainability Development Goals (SDGs). It consists of three pillars, securing a “farm to fork” approach:

Good Sourcing

•
We focus on sustainably, responsibly sourced fish and seafood using independent sustainable standards, such as the Marine Stewardship Council standard (MSC) and Agriculture Stewardship Council (ASC). Our sustainable farming standards are expanding from regional practices to global standards with the introduction of the FSA standard (Farm Sustainability Assessment) from the Sustainable Agriculture Initiative (SAI).

•
We are committed to ethical trading, sourcing and procurement, upholding fundamental international standards. We are committed to require all suppliers to comply with applicable human rights laws and regulations. We request our direct suppliers to register to Sedex, one of the world’s largest collaborative platforms for sharing responsible sourcing data on supply chains.

•	We believe we are in compliance with all relevant environmental laws and regulations and we expect all suppliers to do the same.

Good Nutrition

Every day our customers serve our food to their families. We want to inspire them to eat a more balanced diet and live healthier lifestyles.

•
We continuously work to improve our product portfolio, applying a Nutrition strategy informed by an independent Nutritional Advisory Board and assessing our products using an externally verified Nutrient Profiling Tool. We also apply on pack nutritional labeling claims in markets where this is relevant.

•	We assess any new product development to drive higher sustainability across the portfolio.

•	We empower consumers to make their own decisions, communicating the nutritional values of our products on pack.

Good Operations

•	We recognize the importance of reducing the impact our operations have on the environment and are committed to reduce carbon emissions per tonne of produced volume from own production annually.

•
We consider the total packaging system when designing packaging, recognizing packaging plays an important role in terms of food safety, securing shelf life, convenience, communication as well as sustainability. We aim to minimize packaging material use. We work towards making all consumer packaging material recyclable, and prioritize packaging material from sustainable origins.

•
We believe that our people make the difference and make sure they have an active voice through the ‘Our Voice’ employee survey. Sustainability is important for our employees and we involve them in the work and encourage them to live our values every day.

•
We actively work to engage with and add value to the broader communities we operate in, while contributing to our wider sustainability agenda. We encourage our local businesses to support social causes in their regions, engaging at a local level. For example, a majority of our businesses contribute our products to local food banks and charities.

Information Technology
Our IT systems are of key importance to our business and in particular to our general operations and logistics functions and associated management reporting across countries and our plants. A single SAP tool is the primary business software to support all of our operations and management reporting across countries and our supply chain.
This environment is designed as a consolidation platform for future acquisitions. The program to transition the acquired Findus business onto the IT platform is nearing completion and a similar program is underway with respect to the acquired Goodfella's and Aunt Bessie's businesses.
The ability to integrate potential new acquisitions quickly with little or no adverse business impact, while maintaining the low cost of ownership, is a fundamental requirement of our IT strategy. Additionally, we utilize an outsourced infrastructure service provider, maintaining best in class IT cost alongside improved capability to scale in line with business developments.
Intellectual Property
Good brand protection continues to be of significant importance to our business as we rely on our brands to implement our master brand strategy. We have a substantial trademark portfolio with around 1,900 trademarks across all of our markets. Our intellectual property is managed centrally, and we work closely with a third party agency in respect of filings, renewals, recordings and the prosecution and enforcement of intellectual property matters internationally.
We own a EU trademark for our Birds Eye brand as well as national trademarks for our Birds Eye brand in the UK, Ireland and other EU countries, and in other parts of Europe outside the EU, parts of the Middle East, Asia and Africa. For historical reasons, the Birds Eye trademark is owned by third parties in North America and Australia.
We own a European Union trademark for our Iglo brand as well as national trademarks in many EU countries and in other parts of Europe outside the European Union, Australasia, Israel, parts of Asia, the United States, South America and Africa. We have trademark applications pending for the Iglo brand in, among others, Canada, India and Brazil.
We own the Findus trademark in many countries globally, other than in Switzerland, as well as (among others) the brands Lutosa in Belgium (until 2020) and La Cocinera in Spain and Andorra. We have secured registration for Nomad Foods in Europe and China, and have pending applications for the name in the US.
We have also been active in brand acquisitions in 2018; Goodfella's and Aunt Bessie's have joined our portfolio of brands and are registered as European Union trademarks as well as national marks in other key markets of interest to the respective businesses.
Material Contracts
Each material contract to which we have been a party for the preceding two years, other than those entered into in the ordinary course of business, is listed as an exhibit to the registration statement to which this annual report is a part and is summarized elsewhere herein.
Pensions
We operate a number of different pension schemes across our various countries of operation, the majority of which are defined contribution schemes. We operate defined benefit pension plans in Germany, Sweden, Italy and Austria which are all closed to new entrants, as well as various defined contribution plans in other countries, the largest of which include Sweden and the UK. In Germany, France, Italy and Norway, long term service awards are in operation and various other countries provide other employee benefits.

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

•
annual external auditing of our production sites conducted by independent compliance companies applying the British Retail Consortium Global Standard for Food Safety Issue 7, its European equivalent, the International Food Standard or the Global Food Safety Initiative. Currently 88% of our suppliers are also certified to one or more of these food safety management systems and it is our long term objective to achieve 100% certification;

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
We are in full preparation for potential scenarios regarding the impending exit of the UK from the EU, as we understand the situation at the present time. We believe there will be no impact on our compliance need as the UK has stated a full and equivalent legislation structure will be in place in the immediate post-exit timeframe.
Occupational Health and Safety
We have a legal responsibility to protect the health and safety of our employees, customers and any other persons who may be affected by our operations. We strive to provide a safe workplace; controlling and eliminating risks to health and wellbeing; ensuring that our facilities and the equipment within them are safe and that the environmental, health and safety procedures are both established and adhered to. We ensure that dangerous articles and substances are transported, stored and used safely; provide adequate welfare facilities; provide workers with the information, instruction, training and supervision necessary to preserve and improve their health and safety; and consult with workers on health and safety matters.
We aim to meet the European Framework Directive on Safety and Health at Work (89/391 EEC) ensuring we comply with all the local and European legislation in all the countries we have a presence, ensuring we share best practices and procedures across our business to continuously improve our safety and environmental performance whilst driving a positive safety culture.

We have established a Health and Safety Management System modeled on the international Occupational Health & Safety management system specification OHSAS 18001. Our manufacturing facilities in the UK, Spain, Italy and Germany have achieved full accreditation to OHSAS 18001.
Compliance Programs
We have established policies and procedures aimed at compliance with applicable legislation and regulations, including policies for Anti-Bribery and Corruption as well as Trade Sanctions and Export Controls. In addition, our Code of Business Principles is designed to ensure compliance with applicable legal and regulatory requirements to drive a strong compliance culture. A breach of the Code of Business Principles can lead to sanctions, including termination of employment.
Our SafeCall Line, which is operated by an external service provider, allows employees to report issues anonymously. Compliance at the local level is based in large part on building strong local companies and developing a proper approach in coping with dilemmas within the boundaries of applicable laws and responsible conduct. Local management, assisted by the Internal Audit department, carries out reviews to identify compliance risks and to ensure that adequate systems to manage those risks are in place. Changes in applicable laws and regulations are actively analyzed and assessed, and when necessary appropriate adaptations are implemented.
Insurance

A comprehensive insurance coverage is maintained and is complemented by regular risk reviews being undertaken to ensure business risks as well as any changes within them are covered by our insurance policies. Insurance coverages in place include policies protecting the liability of our directors and officers, property damage, business interruption, cold storage facilities, public liability, product liability, product recall, employers liability, advertising, damage to vehicles, personal accident and travel.

C.	Organizational Structure
We (Nomad Foods Limited) are a holding company with 43 subsidiaries, the majority of which are wholly-owned by us. The following table provides a list of all of our significant subsidiaries and country of incorporation.

Name	Activity	Country of incorporation	Ownership as of Dec 31 2018

Nomad Foods Europe Holdings Limited	Holding	England	100%
Nomad Foods Europe Holdco Limited	Holding	England	100%
Nomad Foods Europe Finco Limited	Holding	England	100%
Nomad Foods Europe Midco Limited	Holding/Finance	England	100%
Nomad Foods Bondco Plc	Finance	England	100%
Nomad Foods Lux S.à.r.l.	Finance	Luxembourg	100%
Nomad Foods Europe Limited	Management	England	100%
Birds Eye Limited	Trading	England	100%
Nomad Foods Europe Finance Limited	Finance	England	100%
Aunt Bessie's Limited	Trading	England	100%
Birds Eye Ireland Limited	Trading	Republic of Ireland	100%
Birds Eye Pizza Limited	Trading	Republic of Ireland	100%
Iglo Holding GmbH	Holding	Germany	100%
Iglo Nederland B.V.	Trading	Netherlands	100%
Iglo Belgium S.A.	Trading	Belgium	100%
Iglo Portugal	Trading	Portugal	100%
Iglo Austria Holdings GmbH	Holding	Austria	100%
C.S.I. Compagnia Surgelati Italiana S.R.L.	Trading	Italy	100%
Findus Sverige Holdings AB	Holding	Sweden	100%
Iglo GmbH	Trading	Germany	100%
Frozen Fish International GmbH	Trading	Germany	100%
Liberator Germany Newco GmbH	Property	Germany	100%
Iglo Austria GmbH	Trading	Austria	100%
Findus Sverige AB	Trading	Sweden	100%
Frionor Sverige AB	Holding	Sweden	100%
Findus Holdings France SAS	Holding	France	100%
Findus France SAS	Trading	France	100%
Findus Espana SLU	Trading	Spain	100%
Findus Danmark A/S	Trading	Denmark	100%
Findus Finland Oy	Trading	Finland	100%
Findus Norge AS	Trading	Norway	100%
Findus Norge Holding AS	Holding	Norway	100%
Toppfrys AB	Trading	Sweden	81%

D.	Property, Plant and Equipment
The following table sets forth information on the main manufacturing sites used by us in our business:

Facility	Products	Production (ktons)	Utilization %	Freehold/ Leasehold	Footprint
Boulogne, France	Fish Products	23	53%	Leasehold	Buildings: 11,000 m2
Bralanda, Sweden	Vegetables	11	35%	Freehold	Site: 80,000m2 Buildings: 40,000m2
Bremerhaven, Germany	Fish Products	99	92%	Leasehold	Site: 90,000 m2 Buildings: 30,000 m2
Cisterna, Italy	Vegetables, Free Flow Meals, Fish Fingers, Sofficini	73	67%	Freehold	Site: 269,560 m2 Buildings: 69,198 m2
Hull, UK	Yorkshire Puddings, Accompaniments & Desserts	27	69%	Freehold	Site: 39,000 m2 Buildings: 15,000 m2
Larvik, Norway	Vegetables, Free Flow Meals, Ready Meals	7	37%	Freehold	Site: 57,968 m2 Buildings: 7,246 m2
Loftahammar, Sweden	Baked Goods	3	56%	Freehold	Buildings: 5,300 m2 Site: 21,000 m2
Longford, ROI	Frozen Pizza Products	16	98%	Freehold	Buildings: 6,200 m2
Lowestoft, UK	Vegetables, Fish Products, Poultry, Potato, Beef Burgers	112	78%	Mixed	Buildings: 45,000 m2 Site: 99,000 m2
Naas, ROI	Frozen Pizza Products	37	94%	Freehold	Buildings: 12,000 m2 Site: 20,000 m2
Reken, Germany	Vegetables, Free Flow Meals	97	68%	Freehold	Buildings: 118,000 m2 Site: 43,000 m2
Tonsberg, Norway	French Fries, Vegetables, Free Flow Meals	25	87%	Leasehold	Buildings: 30,000 m2 Site: 58,000 m2
Valladolid, Spain	Vegetables, Free Flow Meals, Ready Meals, Pastry Products, Pizza	17	33%	Freehold	Buildings: 50,000 m2 Site: 80,000 m2

For more information on property, plant and equipment see Note 12 “Property, plant and equipment”. We lease our principal executive offices located at No. 1 New Square, Bedfont Lakes Business Park, Feltham, Middlesex, TW14 8HA, which is 36,549 square feet in size.

Item 4A.	Unresolved Staff Comments
None.
Item 5.     Operating and Financial Review and Prospects
The following is a discussion of the financial condition and results of operations for the year ended December 31, 2018, the year ended December 31, 2017, and the year ended December 31, 2016.
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
Nomad operates in the European frozen food market, selling its products primarily to large grocery retailers either directly or through distribution arrangements primarily in the UK, Italy, Germany, Sweden, France and Norway.
The countries representing our top six markets collectively represented approximately 69% of the total Western European frozen food markets (in terms of retail sales value) and generated 81% of our revenue in 2018. We also sell our products in Ireland, Austria, Belgium (including the Lutosa brand), Finland, Greece, Hungary, Ireland, Portugal, Switzerland, Denmark, The Netherlands and Spain (including the La Cocinera brand). The brands under which we sell our products are “Birds Eye”, "Aunt Bessie's" and "Goodfella's" in the UK and Ireland, "San Marco" in the UK, “Findus” in Italy, San Marino, France, Spain, Sweden and Norway and “Iglo” in Germany and other continental markets.
We currently operate thirteen manufacturing plants, two in Germany, two in Sweden, two in Norway, two in Ireland, two in the UK and one each in Spain, Italy and France.
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
On May 3, 2017 we issued €400.0 million of 3.25% senior secured notes due 2024 (the "Fixed Rate Senior Secured Notes") and used the proceeds received in connection with the notes offering and the amended and restated Senior Facilities Agreement to repay our existing floating rate senior secured notes due 2020.
On December 20, 2017 we further amended and restated our Senior Facilities Agreement to reprice our $610.0 million and €500.0 million term loan facilities. The margin was reduced by 50 basis points on the U.S. Dollar-denominated term loan and 25 basis points on the Euro-denominated term loan. There were no changes to the maturity dates of the term loan facilities. We also established a $50.0 million incremental term loan facility and a €58.0 million incremental term loan facility. On January 31, 2018, the $50.0 million incremental term loan facility was fully drawn and on February 9, 2018, the €58.0 million incremental term loan facility was fully drawn.
On June 15, 2018, we amended and restated our Senior Facilities Agreement (as defined herein) establishing a $300.0 million incremental term loan and increasing the amount of U.S. Dollar Term Loans to $953.4 million. Principal outstanding under the Euro-denominated term loan remained unchanged at €558.0 million. Maturity dates of May 2024 and May 2023 for both Euro and U.S. Dollar denominated Term Loans, and the €80.0 million Revolving Credit Facility respectively also remained unchanged.
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
On April 21, 2018 we completed the Goodfella's Acquisition, including the Goodfella's and San Marco brands, in an all cash deal valued at £209.7 million (€239.0 million). This has enlarged our portfolio of brands to include the number one and number two market share positions within the frozen pizza category in Ireland and the UK, a successful frozen private label pizza business, and two frozen pizza manufacturing facilities.
On July 2, 2018 we completed the Aunt Bessie’s Ltd. Acquisition for a purchase price of £209.0 million (€235.9 million).  Aunt Bessie’s is a leading frozen food company based in the UK where it manufactures, distributes and sells a range of branded frozen food products. The Aunt Bessie’s brand holds number one and number two market share positions, respectively, within frozen Yorkshire puddings and frozen potatoes, which combine to represent the majority of its revenues. As a brand closely identified with roast dinners, Aunt Bessie’s will expand Nomad Foods’ portfolio into this major eating occasion. The acquisition also included a production facility in Hull, England.
Accounting for the Goodfella's Acquisition
We have reflected the Goodfella's Acquisition in our consolidated financial statements prepared in accordance with IFRS from the date of the acquisition, April 21, 2018.
We have accounted for the acquisition using the purchase method as required by IFRS 3 "Business Combinations". The net assets of the Goodfella's Acquisition has been adjusted to fair value as of April 21, 2018, the date when control passed to us. The excess of the costs of acquisition over the fair value of the assets and liabilities of the Goodfella's Acquisition is recorded as goodwill. IFRS 3 "Business Combinations" allows the Company a year after the acquisition date in which to finalize the purchase price allocation and so preliminary findings are included within our consolidated financial statements as of December 31, 2018.
Accounting for the Aunt Bessie's Ltd. Acquisition
We have reflected the Aunt Bessie's Ltd. Acquisition in our consolidated financial statements prepared in accordance with IFRS from the date of the acquisition, July 2, 2018.
We have accounted for the acquisition using the purchase method as required by IFRS 3 "Business Combinations". The net assets of the Aunt Bessie's Ltd. Acquisition has been adjusted to fair value as of July 2, 2018, the date when control passed to us. The excess of the costs of acquisition over the fair value of the assets and liabilities of the Aunt Bessie's Ltd. Acquisition is recorded as goodwill. IFRS 3 "Business Combinations" allows the Company a year after the acquisition date in which to finalize the purchase price allocation and so preliminary findings are included within our consolidated financial statements as of December 31, 2018.
Critical Accounting Estimates and Judgments
Information relating to “Critical Accounting Estimates and Judgments” are described in detail and are reported in Note 4 to the Financial Statements.
Recently Issued and Not Yet Adopted Accounting Pronouncements under IFRS
Information relating to “IFRSs not yet adopted” are described in detail and are reported in Note 3 to the Financial Statements.

A.	Operating Results
Overview of Results

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
	€m	€m	€m
Statement of Income data:
Revenue	2,172.8	1,956.6	1,927.7
Cost of sales	(1,519.3)	(1,357.2)	(1,356.7)
Gross profit	653.5	599.4	571.0
Other operating expenses	(352.7)	(319.3)	(298.4)
Exceptional items	(17.7)	(37.2)	(134.5)
Operating profit	283.1	242.9	138.1
Finance income	1.6	7.2	24.2
Finance costs	(57.6)	(81.6)	(86.3)
Net finance costs	(56.0)	(74.4)	(62.1)
Profit before tax	227.1	168.5	76.0
Taxation	(56.6)	(32.0)	(39.6)
Profit for the period	170.5	136.5	36.4
The table below presents certain additional key performance indicators:

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
(€ in millions, except percentages)	€m	€m	€m
Gross margin(1)	30.1%	30.6%	29.6%
Adjusted EBITDA(2)	376.4	328.1	324.9
Adjusted EBITDA margin(3)	17.3%	16.8%	16.9%

(1)	Gross Margin. Gross margin represents gross profit as a percentage of revenue for the relevant period.

(2)
Adjusted EBITDA. EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude, when they occur, exited markets, acquisition purchase price adjustments, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis. Accordingly, the information has been disclosed in this annual report to permit a more complete and comprehensive analysis of our operating performance. You should exercise caution in comparing our Adjusted EBITDA with similarly titled measures of other companies, as the definition may not be comparable. Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

(3)
Adjusted EBITDA Margin. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue for the relevant period. Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures and you should not consider them an alternative or substitute to operating profit or operating margin as a measure of operating performance.

The following table reconciles profit for the period to Adjusted EBITDA for the relevant period as follows:

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
	€m	€m	€m
Profit for the period	170.5	136.5	36.4
Taxation	56.6	32.0	39.6
Net financing costs	56.0	74.4	62.1
Depreciation and amortization	46.3	42.4	51.1
Acquisition purchase price adjustments	5.7	—	—
Exceptional items (1)	17.7	37.2	134.5
Other add-backs (2)	23.6	5.6	1.2
Adjusted EBITDA	376.4	328.1	324.9

(1)
Adjustment to eliminate exceptional items which management believes are non-recurring and do not have a continuing impact. Details of what has been identified as exceptional is included in the Results of Operations for each reporting period as set out in this item.

(2)
Other add-backs include the elimination of share-based payment charges and related employer payroll expense of €14.7 million (2017: €2.6 million, 2016: €1.2 million) and elimination of M&A related investigation costs, professional fees, transaction costs and purchase accounting related valuations of €8.9 million (2017: €3.0 million, 2016: nil). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.

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
Adjusted EBITDA. EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude, when they occur, exited markets, acquisition purchase price adjustments, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.
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
A significant portion of our operations have functional currencies other than Euro (including Pound Sterling, Norwegian Krone and Swedish Krona). In preparing our financial statements, translations in currencies other than our functional currency are recognized at the rates of exchange prevailing at the dates of transaction. Accordingly, our results for each of the periods presented below have been impacted by fluctuations in foreign exchange rates. Where material, the impact of translation of currency on results has been provided. For a discussion on strategies to mitigate the effect of these fluctuations see Note 33 "Financial risk management" to our consolidated financial statements which appear elsewhere in this annual report.

Results of Operations for the Year Ended December 31, 2018 and the Year ended December 31, 2017

	Year ended December 31, 2018	Year ended December 31, 2017
Statement of Income data:	€m	€m
Revenue	2,172.8	1,956.6
Cost of sales	(1,519.3)	(1,357.2)
Gross profit	653.5	599.4
Other operating expenses	(352.7)	(319.3)
Exceptional items	(17.7)	(37.2)
Operating profit	283.1	242.9
Finance income	1.6	7.2
Finance costs	(57.6)	(81.6)
Net finance costs	(56.0)	(74.4)
Profit before tax	227.1	168.5
Taxation	(56.6)	(32.0)
Profit for the period	170.5	136.5
Revenue for the year ended December 31, 2018 was €2,172.8 million (year ended December 31, 2017: €1,956.6 million). The 11.0% revenue increase was driven by organic growth on the base business of 2.6% and an increase in revenue from the acquired businesses of 9.4%, offset by a decrease of 1.0% due to foreign currency exchange translation.
Gross profit, defined as revenue less cost of sales, increased €54.1 million to €653.5 million for the year ended December 31, 2018 from €599.4 million for the year ended December 31, 2017. The increase in gross profit was driven by the increase in revenue partly offset with a change in gross margin. Gross Margin, defined as gross profit as a percentage of revenue, fell by 50 basis points to 30.1% from 30.6% in the year ended December 31, 2017 primarily due to:

•	A 20 basis points decrease relating to the non-cash fair value uplift of inventory recorded as part of the Goodfella's Pizza and Aunt Bessie's purchase price accounting.

•	Acquisition mix of 110 basis points decrease due primarily to the acquired businesses product mix margin profile being lower.

•	A 90 basis points decrease from unfavorable foreign exchange driven cost increases; offset by

•	An 80 basis points benefit from pricing and promotional efficiencies and;

•	A 90 basis points benefit due to category and channel mix on the base business
Other operating expenses increased to €352.7 million for the year ended December 31, 2018 (year ended December 31, 2017: €319.3 million). The increase of €33.4 million was driven by share-based payment expenses and associated employer payroll tax expense, non operating M&A transactions costs and the inclusion of acquired businesses operating budgets.
Exceptional items of €17.7 million were incurred in the year ended December 31, 2018 (year ended December 31, 2017: €37.2 million). Included in this charge are (i) costs for the Findus Group integration which relates to the roll-out of the Nomad ERP system of €10.4 million (year ended December 31, 2017: €15.1 million), (ii) costs of integrating the Goodfella’s pizza business and Aunt Bessie's business of €8.3 million, (iii) costs of €1.6 million relating to a three-year factory optimization program which was initiated in the year, and (iv) costs associated with supply chain reconfiguration, relating to restructuring activities in Sweden of €1.2 million (year ended December 31, 2017: €14.0 million).
Offsetting these costs are a net income on settlement of legacy matters relating to periods prior to acquisition of the Findus and Iglo businesses of €3.8 million (year ended December 31, 2017: income of €5.6 million).
Net finance costs of €56.0 million in the year ended December 31, 2018 (year ended December 31, 2017: €74.4 million) include €49.8 million of interest payable on long term borrowings and other cash pay interest expenses net of hedges (year ended December 31, 2017: €50.1 million), €1.1 million of financing costs incurred in order to refinance and amend debt facilities (year ended December 31, 2017: €20.1 million), €4.9 million of other interest and finance costs (year ended December 31, 2017: €4.8 million), €1.5 million of amortization of capitalized borrowing costs (year ended December 31, 2017: €2.7 million) and a loss of €0.3 million resulting from the translation of foreign currency-denominated financial assets and liabilities into Euros (year ended December 31, 2017: €3.9 million). This is offset by gains on derivatives designated as fair value through profit and loss of €1.4 million (year ended December 31, 2017: €7.0 million) and other finance income of €0.2 million (year ended December 31, 2017: €0.2 million).
The adoption of IFRS 9 Financial Instruments on January 1, 2018, has resulted in a non-cash €3.3 million increase to interest payable on long term borrowings for the year ended December 31, 2018. Looking forward, we expect that the adoption of IFRS 16 Leases on January 1, 2019, will lead to a substantial increase in net finance costs.
There was a tax charge in the year ended December 31, 2018 of €56.6 million based on the underlying taxable profits. A taxation charge of €32.0 million was booked in the year ended December 31, 2017. This difference is principally caused by higher profits, higher tax rates applied to profits in other jurisdictions and by a reduction in the use of certain tax losses, partly offset by certain incentives to invest in research and development.
As noted in Item 3:D. Risk Factors, the future performance of the business is affected by a range of governmental economic, fiscal, monetary and political factors. In particular, the outcome of Brexit negotiations could have a material impact on the future results of the business.
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
Revenue for the year ended December 31, 2017 was €1,956.6 million (year ended December 31, 2016: €1,927.7 million). The 1.5% revenue increase is driven from both a 3% increase due to volume and mix and a 1% increase in revenue due to pricing in our Italy, Germany and UK markets, offset by unfavorable currency translation movements of 2% and one less trading day of 0.5%.
Gross profit, defined as revenue less cost of sales, increased €28.4 million to €599.4 million for the year ended December 31, 2017 from €571.0 million for the year ended December 31, 2016. Gross Margin, defined as gross profit as a percentage of revenue, grew 100 basis points to 30.6% from 29.6% in the year ended December 31, 2016 primarily due to:

•	Mix benefit between categories and countries generated a 110 basis point benefit, largely driven by growth in German and Italian markets which have a higher than average gross margin;

•	80 basis point benefit from pricing and promotional efficiencies; partially offset by

•	80 basis point decrease from unfavorable foreign exchange driven cost increases, primarily in the UK post the Brexit announcement.

•	10 basis point reduction due to unfavorable translational foreign exchange.
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
Overview
We believe that cash flow from operating activities, available cash and cash equivalents and our access to our revolving credit facility will be sufficient to fund our liquidity requirements for at least the next 12 months. At December 31, 2018, we had €390.8 million of total liquidity, comprising €327.6 million in cash, €63.2 million of available borrowings under our revolving credit facility. We also expect to continue to raise cash through equity and debt offerings to support the strategic aims of the Company when it is advisable to do so and market conditions allow. Our principal liquidity requirements are for working capital and general corporate purposes, including capital expenditures and debt service, as well as to identify and effect strategic acquisitions. As a holding company, we depend on our receipt of cash dividends from our operating subsidiaries. For more information, see Item 3D: Key Information - Risk Factors - Risks Related to our Structure and Acquisition Strategy - We are a holding company whose principal source of operating cash is the income received from our subsidiaries.
Restricted Cash
Nomad had cash and cash equivalents of €327.6 million at December 31, 2018, of which €0.1 million was restricted. This compares with cash and cash equivalents of €219.2 million at December 31, 2017 of which €0.2 million was restricted. Cash may be restricted for reasons including, but not limited to collateral as support for issuance of guarantees, or funds held in escrow accounts.

Cash Flows
Our primary sources of liquidity for the periods reported were cash flow from operations and financing activities. Cash flows from financing activities have in the past included, among other things, borrowings under credit facilities, high yield notes and shareholder loan notes. Our liquidity requirements arise primarily from the need to meet debt service requirements, to fund capital expenditures, to meet working capital requirements and to fund pension and tax obligations. Cash flows generated from operating activities together with cash flows generated from financing activities, have historically been sufficient to meet our liquidity needs.
The following table summarizes net cash flows with respect to our operating, investing and financing activities for the periods indicated:

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
	€m	€m	€m
Net cash provided by operating activities	321.3	193.8	282.1
Net cash used in investing activities	(513.2)	(42.6)	(50.4)
Net cash provided by/(used in) financing activities	302.7	(241.8)	(67.7)
Net increase/(decrease) in cash and cash equivalents	110.8	(90.6)	164.0
Cash and cash equivalents at end of the period	327.6	219.2	329.5
Net Cash from Operating Activities
Net cash provided by operating activities was €321.3 million for the year ended December 31, 2018, up from €193.8 million for the year ended December 31, 2017. The €127.5 million increase was primarily the result of cash flows related to exceptional items of €43.4 million compared to €99.5 million in the year ended December 31, 2017, a €51.0 million increase in the factoring of trade receivables, as well as cash flows relating to tax of €32.9 million compared to €65.2 million in the year ended December 31, 2017.
Net cash provided by operating activities was €193.8 million for the year ended December 31, 2017, down from €282.1 million for the year ended December 31, 2016. The €88.3 million decrease was primarily the result of cash flows related to exceptional items of €99.5 million compared to €49.2 million in the year ended December 31, 2016, as well as cash flows relating to tax of €65.2 million compared to €24.9 million in the year ended December 31, 2016.
Net Cash Used in Investing Activities
Net cash used in investing activities was €513.2 million for the year ended December 31, 2018, compared to net cash used in investing activities of €42.6 million for the year ended December 31, 2017. The outflow in the year ended December 31, 2018 included payments totaling €465.1 million for the acquisition of subsidiaries, a payment of €6.5 million for deferred consideration for the La Cocinera acquisition and capital expenditures.
Net cash used in investing activities was €42.6 million for the year ended December 31, 2017, compared to net cash used in investing activities of €50.4 million for the year ended December 31, 2016. The outflow in the year ended December 31, 2017 was due to capital expenditures.
The outflow for the year ended December 31, 2016 included capital expenditures as well as payment of €8.0 million of deferred consideration for the Frudesa brand.
Net Cash Provided by Financing Activities
Net cash provided by financing activities was €302.7 million for the year ended December 31, 2018, compared to net cash used in financing activities of €241.8 million for the year ended December 31, 2017. The inflow in the year ended December 31, 2018 relates primarily to proceeds of €355.6 million from new loans and borrowings offset by interest payments.

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
Capital Expenditures
Our capital expenditures in 2018 consisted, and in 2019 we expect to consist of, primarily expenditures for factory capacity expansion and maintenance, cost savings projects, information systems, innovation, regulatory compliance and other items. Capital expenditures in 2018 additionally consisted of the Goodfella's Acquisition and Aunt Bessie's Acquisition.
The following table sets forth our capital expenditures for the periods indicated, including as a percentage of revenue:

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
	€m	€m	€m
Capital expenditures	41.6	42.6	42.4
Capital expenditure as a % of revenue	1.9%	2.2%	2.2%
Trade Receivables - Factoring
To assist in managing operating cash flow, we have entered into non-recourse factoring arrangements with receivables whereby we sell specific account receivables on a true sale basis to one or more external financial institutions. Trade receivables are sold on a true sale basis when we have surrendered control over the related assets. Under the terms of the contractual arrangements, the Company may continue to collect the cash from the customer receivables sold, albeit acting solely as a collecting agent on behalf of the purchaser of receivables. The Company retains no credit loss exposure to the receivables following sale. Factoring fees associated with the sale of factored receivables for the year ended December 31, 2018 were €0.5 million and were minimal for the year ended December 31, 2017.

Registration Statement

On June 4, 2018, we filed with the SEC an automatic shelf registration statement for well-known seasoned issuers on Form F-3ASR. This registration statement enables us to issue ordinary shares, preferred shares, debt securities or warrants, either separately or as units that include any of these securities. Under the rules governing automatic shelf registration statements, we will file a prospectus supplement and advise the SEC of the amount and type of securities each time we issue securities under this registration statement. No securities were issued under this registration statement from June 4, 2018 through the date of this filing.

Funding and treasury policies

The Company uses centralized financial management to oversee access to financial markets, monitor and manage financial risks, and control liquid assets. This process is conducted according to a policy that applies to all group entities. All financial risk management strategies employed are for the purposes of risk mitigation and not for speculation.
The primary objective of our capital structure management is to maintain a strong financial profile for investor, creditor and customer confidence, and to support the growth of our business. We believe that the liquid assets of the Company, together with undrawn credit facilities and projections for future cash flows from operations, are sufficient to support the Company strategy. Access to external financing markets will be considered if funds are required other than from free cash flow (e.g. supporting acquisitions) to support the viability and growth of the business.

Debt

Senior Facilities Agreement

We maintain a syndicated senior facilities agreement with certain finance parties and lenders, originally dated July 3, 2014, as subsequently amended and restated on October 23, 2015, April 28, 2017, December 20, 2017 and June 15, 2018 (the “Senior Facilities Agreement”). Credit Suisse AG, London Branch, is currently both the agent and the security agent.

The Senior Facilities Agreement governs our term loan facilities and our revolving credit facility.

Term Loan Facilities

U.S. Dollar Denominated Term Loan Facility

The U.S. Dollar (USD) denominated term loan facility consists of term loans in an aggregate principal amount of $953.4 million. The USD denominated term loans bear interest at a rate per annum equal to LIBOR (subject to a zero floor) plus 2.25% per annum. As of December 31, 2018, the amount outstanding under the USD denominated term loan facility was accruing interest at a rate of 4.7% per annum.

Euro Denominated Term Loan Facility

The Euro (EUR) denominated term loan facility consists of term loans in an aggregate principal amount of €558 million. The EUR denominated term loans bear interest at a rate per annum equal to EURIBOR (subject to a zero floor) plus 2.75% per annum. As of December 31, 2018, the amount outstanding under the EUR denominated term loan facility was accruing interest at a rate of 2.75% per annum.

Both the USD denominated term loan facility and the EUR denominated term loan facility are fully drawn and mature on May 15, 2024.

Revolving Credit Facility

The Senior Facilities Agreement provides for an €80.0 million revolving credit facility, of which up to €50 million can be used for the issuance of letters of credit and other ancillary facilities. The revolving credit facility matures on May 15, 2023 and bears interest at a rate per annum equal to LIBOR or, in relation to any loan in Euro, EURIBOR (subject in each case to a zero floor), plus the applicable margin. The applicable margin is 2.75% per annum. Interest on the revolving credit facility is payable at the end of each interest period. As of December 31, 2018, the amount outstanding under the revolving credit facility by way of issued letters of credit and bank guarantees was accruing interest at a rate of 2.75% per annum.

Indebtedness at December 31, 2018

As of December 31, 2018, we had approximately €1,394.5 million (December 31, 2017: €1,009.5 million) of indebtedness outstanding under our term loan facilities and no amounts outstanding under our revolving credit facility, other than €16.8 million (December 31, 2017: €14.0 million) in relation to stand-by letters of credit and bank guarantees.

Terms of the Senior Facilities Agreement

The Senior Facilities Agreement contains certain customary operating covenants (certain of which are not applicable depending on the ratio of Consolidated Total Net Debt to Consolidated EBITDA) and other customary provisions relating to events of default, including non-payment of principal, interest or fees, misrepresentations, breach of covenants, creditor process, cross default to other indebtedness of the borrowers and its subsidiaries. If, in respect of any Relevant Period, the aggregate amount of: (i) all Revolving Facility Loans; (ii) drawn Letters of Credit; and (iii) Ancillary Outstanding’s (but excluding Ancillary Outstanding’s by way of undrawn letters of credit and undrawn bank guarantees under the relevant Ancillary Facility) calculated as at the last day of each such Relevant Period, is equal to or exceeds 40% of the Total Revolving Facility Commitments as at such date, Debt Cover in respect of that Relevant Period shall not exceed 8.00:1. (Each of the foregoing terms is defined in the Senior Facilities Agreement). As of December 31, 2018, we were in compliance with all financial and other covenants contained in our Senior Facilities Agreement.

The USD denominated term loans include the requirement to repay 1% of outstanding notional per annum. In addition to the mandatory 1% per annum amortization, the Senior Facilities Agreement also include an excess cashflow calculation whereupon an amount of term debt (subject to terms laid out in the Senior Facilities Agreement) may be repaid based upon terms including cash generated during the year and Company leverage, but subject to a de minimis level. In addition, the Senior Facilities Agreement also includes an excess cashflow calculation whereupon an amount of principal shall be repaid based upon terms including cash generated during the year and Company leverage.
Hedging

In order to mitigate underlying foreign exchange exposure, reduce overall interest charge, and mitigate interest rate risk, the Company has entered into a number of cross-currency interest rate swaps. In exchange for $610.0 million the Company received €299.3 million and £226.7 million. In exchange for receiving cash flows in USD matching the payments of principal and interest due under the Senior USD debt, the Company will pay fixed amounts of interest and principal on notional amounts of GBP and EUR. All USD to EUR swaps have been designated as a cash flow hedge whilst EUR to GBP swaps to the value of £224.7 million have been designated as a net investment hedge of the UK business.

Fixed Rate Senior Secured Notes due 2024

On May 3, 2017, we entered into an indenture with Nomad Foods Bondco Plc, our indirect, wholly-owned subsidiary, our direct and indirect subsidiaries named as guarantors therein (together with us, the "Guarantors") and Deutsche Trustee Company Limited, as trustee thereunder, pursuant to which we issued €400.0 million aggregate principal amount of 3.25% Fixed Rate Senior Secured Notes. The Fixed Rate Senior Secured Notes will mature on May 15, 2024. Interest on the Fixed Rate Senior Secured Notes will accrue at the rate of 3.25% per annum and is payable semi-annually in arrears. The Fixed Rate Senior Secured Notes are fully and unconditionally guaranteed on a senior basis by the Guarantors, subject to the limitations set forth in the indenture. The Fixed Rate Senior Secured Notes are currently admitted to the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF Market. As of December 31, 2018, we had €400 million of Fixed Rate Senior Secured Notes outstanding.

The indenture contains customary events of default and customary covenants including limitations on indebtedness, restricted payments, liens, restrictions on distributions from restricted subsidiaries, sales of assets and subsidiary stock, affiliate transactions, our activities, such as merger, conveyance, transfer or lease of all or substantially all of our assets, and compliance requirements with respect to additional guarantees, reporting, additional intercreditor agreements, payment of notes, withholding taxes, change of control, compliance certificate, payments for consent and listing requirements. The Fixed Rate Senior Secured Notes are redeemable at our option in whole or in part on the terms detailed in the indenture.

Intercreditor Agreement

The finance parties under the Senior Facilities Agreement and the holders of the Fixed Rate Senior Secured Notes share the benefit of a security and guarantee package. The rights and obligations of the senior creditors and other creditors (including intra group creditors) between themselves is controlled by an Intercreditor Agreement originally dated June 3, 2014, as subsequently amended and restated on April 28, 2017.

Pension Plans
We maintain defined benefit pension plans in Germany, Sweden, Italy and Austria as well as various defined contribution plans in other countries. The defined benefit pension plans are partially funded in Germany and Austria and unfunded in Sweden and Italy. All defined benefit pension plans are closed to new entrants and there is no current requirement to fund the deficit in any plan. We also maintain various defined contribution pension plans in other countries, the largest of which include Sweden and the UK. In most countries, long term service awards are in operation.
For accounting purposes, as of December 31, 2018 (based on the assumptions used), the deficit for the net employee benefit obligations equaled €200.6 million (December 31, 2017: €188.4 million).
For the year ended December 31, 2018 pension costs related to defined benefit, defined contributions and long-term benefit plans equated to €16.9 million. For the year ended December 31, 2017 pension costs related to defined benefit, defined contributions and long-term benefit plans equated to €18.2 million. For the year ended December 31, 2016, such costs equaled €17.3 million. This includes all costs related to the pension schemes and other long-term benefits plans as well as associated interest costs.
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
In 2016, we operated one central "Monthly Operational Review Board" with a centralized research and development team.
Since then, we have operated a dual governance process with a “Central Monthly Operating Review Board” (“CMOR”) which is responsible for reviewing and approving innovations across the Company in our core areas that stretch across multiple markets. "Local Monthly Operating Reviews" ("LMOR") occur within each market on areas within local control. Our research and development team has global and local teams. This allows us to leverage our investment in research development across our markets where scale can be achieved and move fast within individual markets to address local tastes, thus maximizing our ability to generate successful innovations efficiently.

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

2.
Competition. In addition to the competition we face from traditional, well-established branded frozen food manufacturers, over the last few years we have seen increased competition from the discounter channel. Discounters are supermarket retailers which offer food and grocery products at discounted prices and which typically focus on non-branded rather than branded products. The discounter channel has been growing at a faster rate than the traditional retailer channels over the last several years. To address this growing trend, we intend to pursue opportunities to increase our presence with the discounter channel, particularly the hard discounter channel. With the growth of the discounter channel, in an effort to compete, our traditional retail customers have increased their offering of their own private label products. Because these customers control the shelf space allocations within their stores, they may allocate more shelf space to their private label products in accordance with their respective promotional strategies. To address decreases in shelf space allocated to our products, we have expanded our focus on “category management projects". We have been chosen to lead category management projects by several retailers and provide objective advice regarding the strategic development of our food categories. As we increase our influence with retailers, we expect this will translate into an increased share of shelf space and provide more favorable positioning of our products relative to the competition.

3.
Shopping Habits. The online grocery retail channel is growing faster than traditional grocery retail formats across developed markets. Consumers with increasingly busy lifestyles are choosing the online grocery channel as a more convenient and faster way of purchasing their food products, and are also increasingly using the internet for meal ideas. Frozen foods particularly benefit from the online channel as the advantages to the consumer of outsourcing transportation of frozen food to the retailer are greater than in other categories, and also because some of the barriers to purchasing in-store (e.g. colder aisles) are removed for the consumer online. We are responding to the growing consumer shift to digital and mobile technologies, particularly in the UK, by investing in technology platforms and partnering with retailers that are executing their own e-commerce strategies to meet changing consumer habits.

E.	Off-balance sheet arrangements
We did not have any material off-balance sheet arrangements during the reported periods.

F.	Tabular disclosure of contractual obligations
The following table summarizes our estimated material contractual cash obligations and commercial commitments as of December 31, 2018, and the future periods in which such obligations are expected to be settled in cash:

	Cash payments due by period
(€ in millions)	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long term debt	1,794.4	23.4	16.8	16.8	1,737.4
Long term debt—interest (1)	361.9	67.9	134.7	133.0	26.3
Cross currency interest rate swap payments (2)	1,250.3	40.1	79.4	1,130.8	—
Cross currency interest rate swap receipts (2)	(1,299.1)	(56.7)	(112.3)	(1,130.1)	—
Forward contracts - Sell (2)	671.9	671.9	—	—	—
Forward contracts - Buy (2)	(686.7)	(686.7)	—	—	—
Operating leases (3)	181.6	22.2	38.5	26.0	94.9
Purchase commitments (4)	363.3	235.3	93.5	32.3	2.2
Total (5)	2,637.6	317.4	250.6	208.8	1,860.8

(1)
Represents estimates of future interest payable, which will depend upon the timing of cash flows as well as fluctuations in the applicable interest rates and the Company’s debt structure. These forecasts have been compiled using the debt structure as at December 31, 2018 with constant foreign exchange and interest rates until the debt matures in 2024.

(2)	Cross currency interest rate swap payments and forward contracts are presented alongside receipts to show the net liability.

(3)
Excludes contractual annual increases linked to inflation indices. A proportion of these contractual commitments are included in the consolidated balance sheet within provisions where no future economic benefit will be received.

(4)	Represents capital and raw material expenditures as well as long term service contracts which we have committed to make but which are not yet payable.

(5)
Retirement benefit obligations of €200.6 million are not presented above as the timing of the settlement of these obligations is uncertain. Certain long-term liabilities related to income taxes, insurance accruals, other accruals and provisions included on the consolidated balance sheet are excluded from the above table as we are unable to estimate the timing of payments for these items.

G.	Safe harbor
See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Executive Officers and Directors
The following table lists each of our executive officers and directors and their respective ages and positions as of February 28, 2019.

Name	Director since	Age	Position
Martin E. Franklin	April 4, 2014	54	Co-Chairman
Noam Gottesman	April 4, 2014	57	Co-Chairman
Ian G.H. Ashken	June 16, 2016	58	Director
Stéfan Descheemaeker	June 1, 2015	58	Chief Executive Officer and Director
Mohamed Elsarky	August 22, 2017	61	Director
Jeremy Isaacs CBE	February 16, 2016	54	Director
Paul Kenyon	June 1, 2015	55	Director
James E. Lillie	May 28, 2015	57	Director
Lord Myners of Truro CBE	April 4, 2014	70	Lead Independent Director
Victoria Parry	February 16, 2016	53	Director
Simon White	November 30, 2016	60	Director
Samy Zekhout	April 1, 2018	56	Chief Financial Officer and Director
Set forth below is a brief biography of each of our executive officers and directors.
Martin E. Franklin, our co-founder and co-Chairman has been a director of Nomad since April 2014. Martin E. Franklin is the founder and CEO of Mariposa Capital LLC and Chairman and controlling shareholder of Royal Oak Enterprises, LLC. Currently, Mr. Franklin is also Founder and Executive Chairman of Element Solutions Inc (previously known as Platform Specialty Products Corporation), a director of Restaurant Brands International Inc. and a Director of J2 Acquisition Limited. Mr. Franklin was the founder and Chairman of Jarden Corporation ("Jarden") from 2001 until April 2016 when Jarden merged with Newell Brands Inc ("Newell"). Mr. Franklin became Chairman and Chief Executive Officer of Jarden in 2001, and served as Chairman and Chief Executive Officer until 2011, at which time he began service as Executive Chairman. Prior to founding Jarden in 2001, Mr. Franklin served as the Chairman and/or Chief Executive Officer of three public companies: Benson Eyecare Corporation, Lumen Technologies, Inc., and Bollé Inc. between 1992 and 2000. In the last five years, Mr. Franklin served as a director of the following public companies: Newell Brands, Inc., and Burger King Worldwide, Inc. (until its transaction with Tim Hortons, Inc. and the creation of Restaurant Brands in December 2014).
Noam Gottesman, our co-founder and co-Chairman has been a director of Nomad since April 2014. Mr. Gottesman is the Founder and Managing Partner of TOMS Capital LLC, which he founded in 2012. Mr. Gottesman is also a co-founder and non-executive director of Landscape Acquisition Holdings Limited, an acquisition vehicle that completed its $500 million initial public offering and listing on the London Stock Exchange in November 2017. Mr. Gottesman was the co-founder of GLG Partners Inc. and its predecessor entities where he served in various chief executive capacities until January 2012. Mr. Gottesman served as GLG’s chief executive officer from September 2000 until September 2005, and then as its co-chief executive officer from September 2005 until January 2012. Mr. Gottesman was also chairman of the board of GLG following its merger with Freedom Acquisition Holdings Inc. and prior to its acquisition by Man Group plc. Mr. Gottesman co-founded GLG as a division of Lehman Brothers International (Europe) in 1995 where he was a Managing Director. Prior to 1995, Mr. Gottesman was an executive director of Goldman Sachs International, where he managed global equity portfolios in the private client group.
Ian G.H. Ashken was the co-founder of Jarden and served as its Vice Chairman and President until the consummation of Jarden’s business combination with Newell in April 2016. Mr. Ashken was appointed to the Jarden board on June 25, 2001 and served as Vice Chairman, Chief Financial Officer and Secretary from September 24, 2001. Mr. Ashken was Secretary of Jarden until February 15, 2007 and Chief Financial Officer until June 12, 2014. Prior to Jarden, Mr. Ashken served as the Vice Chairman and/or Chief Financial Officer of three public companies, Benson Eyecare Corporation, Lumen Technologies, Inc. and Bollé Inc. between 1992 and 2000. Mr. Ashken also serves as a director of Element Solutions Inc and is a director or trustee of a number of private companies and charitable institutions. During the last five years, Mr. Ashken also previously served as a director of Newell Brands, Inc. and Phoenix Group Holdings.

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

Mohamed Elsarky was President and CEO of Godiva Chocolatier Inc. from 2014 to 2017, based in New York and London; he was also a member of the Board. Mr Elsarky joined Godiva in 2010 when he served as President International, directing the company's strategy and operations across all markets outside US and Canada. From 2007 to 2009 Mr Elsarky served as an Operating Partner of Lion Capital, a leading private equity company based in London specializing in consumer brands. He was Executive Chairman of portfolio companies, identifying businesses for acquisition and developing strategies to develop them. He had direct responsibility for two such portfolio companies, Vaasan & Vaasan Group, the leading fresh bakery business in Finland and the Baltic region, and Ad van Gelovan, the market leader in frozen snacks in the Benelux. He was executive Chairman of both companies.
Jeremy Isaacs is a Founding Partner of JRJ Group. At JRJ Group, Mr. Isaacs is closely involved with the implementation and guidance of fund strategy, as well as the development and execution of portfolio company strategy. Prior to establishing JRJ Group, in late 2008, Mr. Isaacs held senior executive positions with Lehman Brothers with responsibility for businesses outside North America. Mr. Isaacs serves as a non-executive director of Marex Spectron, Food Freshness Technology and Landscape Acquisition Company. He participates in numerous philanthropic activities, holding a range of positions, including Trustee of The J Isaacs Charitable Trust, and Trustee of the Noah’s Ark Children’s Hospice. Mr. Isaacs is an Honorary Fellow of the London Business School. He served as non-executive director of Imperial College Healthcare NHS Trust from October 2013 to September 2016, and was a member of the British Olympic Advisory Board between 2007 and 2012 and a member of the Bridges Development Fund Advisory Board between 2008 and March 2018. Mr. Isaacs was appointed Commander of the Order of the British Empire (CBE) in the 2015 Queen’s Birthday Honours for his services to the NHS.

Paul Kenyon is Chief Financial and Transformation Officer of C&J Clark Limited, the leading casual shoe brand with retail, online and wholesale operations in around 100 countries. He was previously Chief Financial Officer of Nomad Foods Limited from June 2015 until August 2017, having previously served as Chief Financial Officer of Iglo from June 2012. Mr. Kenyon joined the Iglo Group from AstraZeneca PLC where his most recent role was CFO for AstraZeneca’s Global Commercial business. Prior to that, Mr. Kenyon spent three years as Senior Vice President, Group Finance and for a period held the role of Chairman of AstraTech, AstraZeneca’s medical technology subsidiary, concluding with its successful disposal. Mr. Kenyon’s prior career includes a broad range of senior finance roles at Allied Domecq PLC as well as experience gained at Mars, Incorporated and Courtaulds PLC. Mr. Kenyon is a Fellow of the Chartered Institute of Management Accountants.

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

Lord Myners is Chancellor of the University of Exeter and a member of Court and Council of the London School of Economics and Political Science. He served as the Financial Services Secretary in Her Majesty’s Treasury, the United Kingdom’s finance ministry, from October 2008 to May 2010. Prior to his service at the Treasury, Lord Myners served as chairman or a member of the board of several organizations, including as chairman of Guardian Media Group from 2000 to 2008, director of GLG Partners Inc. from 2007 to 2008, Director of Land Securities Group plc from 2006 to 2008 (chairman from 2007 to 2008), chairman of Marks & Spencer plc from 2004 to 2006, and chairman of Aspen Insurance Holdings Ltd from 2002 to 2007. Lord Myners served as chairman of Platform Acquisition Holdings Limited (now known as Element Solutions Inc) from April 2013 until its business combination with MacDermid, Incorporated in October 2013. He also served as the chairman of Justice Holdings Limited, a special purpose acquisition company, from February 2011 until its business combination with Burger King Worldwide, Inc. in June 2012. From 1986 to 2001, he served as a director of Gartmore Investment Management Limited. He has also served in an advisory capacity to the United Kingdom Treasury and the United Kingdom Department of Trade & Industry, with particular focus on corporate governance practices. Other positions held by Lord Myners have included chairman of the Trustees of Tate, chairman of the Low Pay Commission, a member of the Court of the Bank of England, a member of the Investment Board of GIC, Singapore’s sovereign wealth fund. Lord Myners is currently serving as a non-executive director of Windmill Hill Asset Management. He is vice chairman of Global Counsel, the non-executive chairman of Autonomous Research LLP, chairman and a partner of Cevian Capital LLP and Chairman of Daniel J Edelman (UK). Lord Myners is a graduate, with honors, from University of London and has an honorary doctorate from the University of Exeter. He is a Visiting Fellow at Nuffield College, Oxford and an Executive Fellow at London Business School. He is a crossbench member of the UK’s House of Lords, the senior chamber in Parliament.

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

Simon White was, until 2014, Chief Operating Officer of Man Group PLC where he was a member of the Executive Committee. Prior to the merger of Man Group PLC with GLG Partners, Inc. in 2010, Mr. White served as Chief Operating Officer of GLG Partners, Inc. from its inception and was also Chief Financial Officer until mid-2008. From 1993 to 2000 he worked at Lehman Brothers in a number of different roles. Since 2014, Mr. White has been involved in leadership roles in a range of early stage businesses with a special focus on FinTech, and is currently a director of Axim Holdings Limited. In 2017, he became a non-executive director of Ask Inclusive Finance and in January 2018, he became a non-executive director of Bridge Invest Limited. Mr. White is a Fellow of the Institute of Chartered Accountants in England and Wales.

Samy Zekhout was appointed as Chief Financial Officer of Nomad on April 1, 2018. Prior to joining the Company, Mr. Zekhout most recently served as CFO and Vice President of Global Grooming at Procter & Gamble since 2007. Mr. Zekhout has held various finance roles at Procter & Gamble throughout the course of his more than 30 year career at that company.

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

Executive Compensation
Executive Officer Compensation and Benefits for the year ended December 31, 2018
For the year ended December 31, 2018, Nomad’s executive officers received total compensation, including base salary, cash and equity bonus, and certain perquisites, equal to €9.1 million in the aggregate.
Pension, Retirement and Similar Benefits
Our executive officers who participate in our money purchase pension plans do so on generally the same terms as our other employees. The aggregate amount of the employer contributions to this plan for our executive officers during the year ended December 31, 2018 was less than €0.1 million.
Employment Agreements
Chief Executive Officer.  Stéfan Descheemaeker was appointed as the Chief Executive Officer of the Company and as a Director of the Company effective on June 1, 2015. He entered into his Service Agreement with us on June 17, 2015. Under the agreement, Mr. Descheemaeker will receive an annual salary that will be reviewed, but not necessarily increased, on an annual basis. Mr. Descheemaeker's salary was reviewed in 2018 which increased his salary to £734,000. Mr. Descheemaeker is entitled to receive the following benefits under the terms of his agreement:

(a)	an annual contribution of £73,400, paid either to a pension plan or to Mr. Descheemaeker directly (as he so directs);

(b)
eligibility for performance-related discretionary cash bonuses (up to 100% of salary with an opportunity to increase this to 200% depending on business performance), subject to the achievement of financial and other performance targets as we may decide;

(c)
an award of 1,825,000 ordinary shares remaining in the Company, 50% of which will vest on the Company exceeding an agreed EBITDA target and 50% of which will vest subject to the Company’s shares achieving a specified target price. Both tranches of shares are also subject to further vesting conditions relating to Mr. Descheemaeker’s tenure as Chief Executive Officer; and

(d)	an annual car allowance of £14,400, death in service benefit (three times salary), group income protection (offering 75% of base salary less £5,000) and family medical insurance.
We have the right to place Mr. Descheemaeker on paid leave for up to six months of his 12 month notice period. Mr. Descheemaeker is subject to confidentiality provisions and to non-competition and non-solicitation restrictive covenants for a period of between six and 12 months after the termination of his employment, subject to an off-set for paid leave.
Chief Financial Officer. Samy Zekhout was appointed as the Chief Financial Officer of the Company and as a Director of the Company effective on April 1, 2018. He entered into his Service Agreement with us on February 15, 2018. Under the agreement, Mr. Zekhout will receive an annual salary (currently £425,000) that will be reviewed, but not necessarily increased, on an annual basis. The first review will take place in 2019. Mr. Zekhout was or is entitled to receive the following benefits under the terms of his agreement:

(a)	an annual contribution of £42,500, paid either to a pension plan or to Mr. Zekhout directly (as he so directs);

(b)
eligibility for performance-related discretionary cash bonuses (up to 100% of salary with an opportunity to increase this to 200% depending on business performance), subject to the achievement of financial and other performance targets as the Company may decide;

(c)
an award of 300,000 ordinary shares as incentive compensation under the Company's 2015 Long Term Incentive Plan, subject to performance-based vesting conditions and the other terms and conditions set forth in a share grant award agreement; and

(d)	an annual car allowance of £13,200, death in service benefit (three times salary), group income protection (offering 75% of base salary less £5,000) and family medical insurance.

We have the right to place Mr. Zekhout on paid leave for his notice period. Mr. Zekhout is subject to confidentiality provisions and to non-competition and non-solicitation restrictive covenants for a period of 12 months after the termination of his employment, subject to an off-set for paid leave.
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
Performance conditions
The vesting of Awards will be subject to conditions determined by the Committee. The current policy of the Committee is for vesting to be both time-based and related to the financial performance of the Company. Generally, the vesting period (i.e. the period over which performance is to be measured) will be between three and five years, and the ordinary shares subject to the Award will vest subject to the participant remaining an employee of the Company and not being on notice of termination at the vesting date and any performance targets relating to the Award having been fulfilled.
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
Director Compensation
In 2018, each of our non-executive directors (other than Messrs. Gottesman and Franklin) received, and are entitled to receive in 2019, $50,000 per year together with an annual restricted stock grant issued under the LTIP equal to $100,000 of ordinary shares valued at the date of issue, which vest on the earlier of the date of the following year’s annual meeting of shareholders or 13 months from the issuance date. For those Directors who are members of board committees, each member is entitled to receive an additional $2,000 per year. The chairman of the Audit Committee, currently, is entitled to receive $10,000 per year and the chairmen of the Compensation and Nominating and Corporate Governance Committees, currently and respectively, are entitled to receive $7,500 per year. Messrs. Gottesman and Franklin will not receive a fee in relation to their services as Directors.
Director fees are payable quarterly in arrears. In addition, all of the Directors are entitled to be reimbursed by us for travel, hotel and other expenses incurred by them in the course of their directors’ duties.
C.    Board Practices
Board Composition and Election of Directors
Our board of directors currently consists of twelve members. Our Memorandum and Articles of Association provides that our board of directors must be composed of at least one director. The number of directors is determined from time to time by resolution of our board of directors. Messrs. Gottesman and Franklin serve as Co-Chairmen of our board of directors. The Co-Chairmen have primary responsibility for providing leadership and guidance to our board and for managing the affairs of our board. Lord Myners is our lead independent director.
Pursuant to our Memorandum and Articles of Association, our directors are appointed at the annual meeting of shareholders for a one year term, with each director serving until the annual meeting of shareholders following their election. In addition, for so long as an initial holder of Founder Preferred Shares holds 20% or more of the Founder Preferred Shares in issue, such holder is entitled to nominate, and the directors are required to appoint, a person as director. For additional information regarding our board of directors, see Item 6A: Directors, Senior Management and Employees - Executive Officers and Directors.
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
As of December 31, 2018, we had approximately 4,813 employees, with such workers being supplemented with temporary staff during peak periods. Approximately 72% of our employees work in our manufacturing operations, with the remaining employees involved in sales, marketing, finance, administration, procurement, logistics, product development, IT and other areas. As of December 31, 2018, we had approximately 1,223 employees in the UK, approximately 1,394 employees in Germany, approximately 346 employees in France, approximately 456 employees in Italy and approximately 467 employees in Sweden/Norway. Following are the number of employees by region for the last three years:

Region	2018	2017	2016
United Kingdom	1,223	801	809
Germany	1,394	1,267	1,208
Italy	456	451	454
Sweden/Norway	467	536	932
France	346	335	338
Other	927	485	425
Total	4,813	3,875	4,166
A number of our employees are members of trade unions in the UK, Germany or Italy. We believe less than 40% of our employees are members of a trade union. Many of our plants are governed by collective agreements with the respective unions. Our relationships with the trade unions are currently stable.

E.	Share Ownership
The following table sets forth, as of February 15, 2019, certain information regarding the beneficial ownership of our ordinary shares by:

•	each of our current directors;

•	each of our named executive officers for the fiscal year ended December 31, 2018; and

•	all of our current directors and current executive officers as a group.
Percentages are based on the 175,951,851 ordinary shares that were issued and outstanding on February 15, 2019.

Director and Executive Officers:	Number		Percentage
Martin E. Franklin	8,722,744	(1)	4.9
Noam Gottesman	10,129,699	(2)	5.7
Ian G.H. Ashken	721,567	(3)	*
Jason Ashton	2,069	(4)	*
Stéfan Descheemaeker	2,494,545	(5)	1.4
Mohamed Elsarky	296	(6)	*
Jeremy Isaacs	18,090	(7)	*
Paul Kenyon	14,126	(8)	*
James E. Lillie	721,672	(9)	*
Lord Myners of Truro CBE	90,118	(10)	*
Victoria Parry	10,538	(11)	*
Simon White	32,068	(12)	*
Samy Zekhout	-	(13)	-
Directors and Executive Officers as a Group (12 persons)	21,548,509		12.1

*	Represents beneficial ownership of less than one percent of ordinary shares outstanding.

(1)
Consists of (i) 4,127,068 ordinary shares held indirectly through the Martin E. Franklin Revocable Trust, (ii) 750,000 Founder Preferred Shares held indirectly through Mariposa Acquisition II, LLC (which are convertible at any time at the option of the holder into ordinary shares on a one-for-one basis) , (iii) 2,344,925 ordinary shares held by RSMA, LLC (all of which are deemed to be beneficially owned by Mr. Franklin and 468,985 of which are held directly by the Martin E. Franklin Revocable Trust) and (iv) 703,477, 703,477 and 93,797 ordinary shares held by other members of Mariposa Acquisition II, LLC, respectively, which Mr. Franklin has the sole power to vote pursuant to irrevocable proxy agreements dated each of June 15, 2018 and January 7, 2019. In addition, Mr. Franklin may be deemed to beneficially own 69% of Mariposa Acquisition II, representing 517,500 Founder Preferred Shares. Mr. Franklin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(2)
Includes (i) 7,958,110 ordinary shares of which 1,250,000 are held by TOMS Acquisition I LLC and 6,708,110 are held by TOMS Capital Investments LLC, (ii) 750,000 Founder Preferred Shares which are convertible at any time at the option of the holder into ordinary shares on a one-for-one basis and all of which are held by TOMS Acquisition I LLC and (iii) an aggregate of 1,421,589 ordinary shares held by the members of TOMS Acquisition I LLC that are subject to an irrevocable proxy agreement granted to Mr. Gottesman. Mr. Gottesman is the managing member and majority owner of TOMS Acquisition I LLC and TOMS Capital Investments LLC and may be considered to have beneficial ownership of TOMS Acquisition I LLC’s and TOMS Capital Investments LLC’s interests in the Company. In addition, Mr. Gottesman owns or controls, directly or indirectly, 77.5% of TOMS Acquisition I LLC and 100% of TOMS Capital Investments LLC. Mr. Gottesman disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(3)
Includes 703,477 ordinary shares held by Tasburgh, LLC, all of which are subject to an irrevocable proxy agreement granted to Mr. Franklin (see note 1 above). Mr. Ashken is the Manager of, and has a controlling interest in, Tasburgh, LLC. Excludes an indirect pecuniary interest in 56,250 Founder Preferred Shares (which are convertible at any time at the option of the holder into ordinary shares on a one-for-one basis) held by Mariposa Acquisition II, LLC. Also excludes 5,534 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2019 or (ii) July 14, 2019.

(4)
Excludes 38,507 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, 17,407 of which will vest on the Company exceeding an agreed EBITDA target and 21,100 of which will vest subject to the Company’s shares achieving a specified target price, such vesting to take place no earlier than January 1, 2020. Effective April 1, 2018, Mr. Ashton ceased to serve in the position of Interim Chief Financial Officer of the Company.

(5)
Represents an indirect interest held by Olidipoli Sprl, a company owned by Mr. Descheemaeker. Excludes 1,825,000 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, 50% of which will vest on the Company exceeding an agreed EBITDA target and 50% of which will vest subject to the Company’s shares achieving a specified target price, in each case, subject to further vesting conditions relating to Mr. Descheemaeker’s tenure as Chief Executive Officer.

(6)
Excludes 5,534 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company's annual meeting of shareholders in 2019 or (ii) July 14, 2019.

(7)
Excludes 5,534 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2019 or (ii) July 14, 2019.

(8)
Excludes 5,534 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company's annual meeting of shareholders in 2019 or (ii) July 14, 2019.

(9)
Includes 703,477 ordinary shares held by Powder Horn Hill Partners II, LLC, all of which are subject to an irrevocable proxy agreement granted to Mr Franklin (see note 1 above).Mr. Lillie is the Managing Member of Powder Horn Hill Partners II, LLC. Excludes an indirect pecuniary interest in 56,250 Founder Preferred Shares (which are convertible at any time at the option of the holder into ordinary shares on a one-for-one basis) held by Mariposa Acquisition II, LLC. Also excludes 5,534 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2019 or (ii) July 14, 2019.

(10)
Includes 50,000 ordinary shares issuable pursuant to a five-year option that expires on June 2, 2020 at a purchase price of $11.50 per share. Excludes 5,534 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2019 or (ii) July 14, 2019.

(11)
Excludes 5,534 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2019 or (ii) July 14, 2019.

(12)
Excludes 5,534 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company's annual meeting of shareholders in 2019 or (ii) July 14, 2019.

(13)	Excludes 300,000 ordinary shares issuable under the LTIP, which will vest subject to performance based vesting conditions.

Item 7.	Major Shareholders and Related Party Transactions
A.    Major Shareholders
The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by each person known by us to be a beneficial owner of more than 5% of the ordinary shares. Currently we only have one class of listed shares issued and outstanding, that being ordinary shares, which have no par value. All of our ordinary shares have the same voting rights. Percentages are based on the 175,951,851 ordinary shares that were issued and outstanding on February 15, 2019.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner:	Number		Percentage
5% Shareholders:
Boston Partners One Beacon Street, 30th Floor Boston, MA 02108	11,973,630	(1)	6.8
T. Rowe Price Associates Inc. 100 East Pratt Street Baltimore, MD 21202	10,116,726	(2)	5.7
Noam Gottesman c/o TOMS Acquisition I, LLC 450 W. 14th Street, 13th Floor New York, NY 10014	10,129,699	(3)	5.7
Elliott Associates, L.P. 40 West 57th Street, 30th Floor New York, NY 10019	9,438,601	(4)	5.4
FMR LLC 245 Summer Street Boston, MA 02210	13,819,389	(5)	7.9

(1)	Based on a Schedule 13G/A filed by Boston Partners on February 12, 2019.

(2)	Based on a Schedule 13G/A filed by T. Rowe Price Associates Inc. on February 14, 2019.

(3)	Based on a Schedule 13D/A filed by Mr. Gottesman. TOMS Acquisition I LLC and the other reporting persons described therein on January 7, 2019.

(4)	Based on a Schedule 13G filed by Elliott Associates L.P., Elliott International, L.P. and Elliott International Capital Advisors Inc., as a group, on September 18, 2017.

(5)	Based on a Schedule 13G filed by FMR LLC on February 13, 2019.

In addition, on September 12, 2017, Pershing Square Capital Management L.P., which as of March 28, 2017, beneficially owned 18.3% of our ordinary shares, filed a Schedule 13G/A to report that it no longer beneficially owned any of our ordinary shares (as a result of the transactions described under “Operating and Financial Review and Prospects - Financings and Acquisitions”). On July 18, 2017, Birds Eye Iglo Limited Partnership Inc., which as of March 28, 2017, beneficially owned 7.6% of our ordinary shares, filed a Schedule 13G/A to report that it no longer beneficially owned any of our ordinary shares. On February 9, 2018, Third Point LLC, which as of March 28, 2017, beneficially owned 5.8% of our ordinary shares, filed a Schedule 13G/A to report that it no longer beneficially owned any of our ordinary shares. On February 14, 2018, Corvex Management, LP filed a Schedule 13G/A to report that its percentage ownership in our ordinary shares decreased from 9.6%, as of March 31, 2017, to 4.9%. On January 10, 2017, Wellington Management Group LLP, which, as of March 31, 2016, beneficially owned 13.9% of our ordinary shares, and as of September 12, 2016, beneficially owned 8.2% of our ordinary shares, filed a Schedule 13G/A to report that it no longer beneficially owned any of our ordinary shares. On February 7, 2017, T. Rowe Price Associates Inc. filed a Schedule 13G to report that it beneficially owned 5.7% of our ordinary shares. Except for the foregoing, no major shareholder has disclosed a significant change in its percentage ownership of our ordinary shares during the three years ended December 31, 2018.

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
Dividend Policy
We have not declared or paid any dividends on our ordinary shares since our inception on April 1, 2014, and have no current plans to pay dividends on our ordinary shares. The declaration and payment of future dividends to holders of our ordinary shares will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors deemed relevant by our board of directors. In addition, as a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under future indebtedness that we or they may incur. See Item 3D: Key Information - Risk Factors - Risks Related to our Ordinary Shares - Dividend payments on our ordinary shares are not expected, and for a discussion of taxation of any dividends, see Item 10E: Additional Information - Taxation.
The Founder Preferred Shares are entitled to receive an annual stock dividend based on the market price of our ordinary shares if such market price exceeds certain trading price minimums and to participate in any dividends on the ordinary shares. On December 31, 2018, we approved a 2018 Founder Preferred Share Dividend in an aggregate of 171,092 ordinary shares. The dividend price used to calculate the 2018 Founder Preferred Shares Annual Dividend Amount was $16.7538 (calculated based upon the volume weighted average price for the last ten trading days of 2018) and the Ordinary Shares were issued on January 2, 2019. For the year ended December 31, 2017, we approved a 2017 Founder Preferred Share Dividend in an aggregate of 8,705,890 ordinary shares. The dividend price used to calculate the 2017 Founder preferred Shares Annual Dividend Amount was $16.6516 (calculated based upon the volume weighted average price for the last ten trading days of 2017) and the Ordinary Shares were issued on January 2, 2018. For the year ended December 31, 2016, no Founder Preferred Shares Annual Dividend Amount was payable pursuant to the terms of the Founder Preferred Shares. On January 12, 2016, we had approved the 2015 Founder Preferred Share Dividend in an aggregate of 3,620,510 ordinary shares. The dividend price used to calculate the 2015 Founder Preferred Shares Annual Dividend Amount was $11.4824 (calculated based upon the volume weighted average price for the last ten trading days of 2015) and the Ordinary Shares were issued on January 12, 2016.  In subsequent years, the Founder Preferred Shares Annual Dividend Amount will be calculated based upon the volume weighted average price for the last ten trading days of the year and the appreciated average share price compared to the highest price previously used in calculating the Founder Preferred Shares Annual Dividend Amount. We currently expect to retain all our future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future. The declaration and payment of future dividends to holders of our ordinary shares will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, and restrictions in our debt agreements, including the Revolving Credit Facility, and other factors deemed relevant by our board of directors. As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under future indebtedness that we or they may incur. Furthermore, under British Virgin Islands law, we may pay dividends to our shareholders only if, immediately after the dividend, the value of our assets would exceed our liabilities and we would be able to pay our debts as they fall due.

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
As of February 15, 2019, approximately 154,314,299 ordinary shares, representing approximately 87.7% of our outstanding ordinary shares, were held by approximately 16,560 United States record holders and all of our preferred shares were held by two United States record holders.
There is no public market for our preferred shares and the preferred shares will not be listed for trading on any exchange.

Item 10.	Additional Information

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
A copy of our Memorandum and Articles of Association have been previously filed as Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-37669), filed with the SEC on January 14, 2016, and is incorporated by reference into this annual report. The information called for by this Item 10B: Additional Information - Memorandum and Articles of Association has been reported previously in our Registration Statement on Form F-3 (File No. 333-225402), filed with the SEC on June 4, 2018 (the “Registration Statement”), under the heading “Description of Share Capital,” and is incorporated by reference into this annual report. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the laws of the British Virgin Islands or by our Memorandum.

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
United Kingdom Taxation
General
The following is a general summary of material UK tax considerations relating to the ownership and disposal of our ordinary shares. The comments set out below are based on current UK tax law as of the date of this summary, which is subject to change, possibly with retrospective effect. This summary does not constitute legal or tax advice and applies only to shareholders holding our ordinary shares as an investment and who are the beneficial owners thereof, whose ordinary shares are not held through an individual savings account or a self-invested personal pension and who have not acquired their or another person’s ordinary shares by reason of their or another person’s employment. These comments may not apply to certain classes of persons, including dealers in securities, insurance companies and collective investment schemes.
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
The Company
As previously stated, on January 12, 2016, we became centrally managed and controlled in the UK and therefore became resident in the UK for UK taxation purposes.
Accordingly, since that date, we are subject to UK taxation on our income and gains, except where an exemption applies. Dividend income will generally be exempt from UK corporation tax on income if certain conditions are met.
We may be treated as a dual resident company for UK tax purposes. As a result, our right to claim certain reliefs from UK tax may be restricted, and changes in law or practice in the UK could result in the imposition of further restrictions on our right to claim UK tax reliefs.

Shareholders
Sale, Exchange or Other Taxable Disposition of Ordinary Shares
Subject to their individual circumstances, shareholders who are resident in the UK for UK taxation purposes will potentially be liable to UK taxation, as further explained below, on any gains which accrue to them on a sale or other disposition of their ordinary shares which constitutes a “disposal” for UK taxation purposes.
A shareholder who is not resident in the UK for UK tax purposes will not generally be subject to UK tax on chargeable gains on a disposal of ordinary shares unless such a shareholder carries on a trade, profession or vocation in the UK through a branch or agency or, in the case of a corporate shareholder, a permanent establishment. For shareholders in such circumstances, a gain on a disposal of our ordinary shares may be subject to UK taxation.
An individual shareholder who acquires ordinary shares while UK resident, who temporarily ceases to be UK resident or becomes resident in a territory outside the UK for the purposes of double taxation relief arrangements, and who disposes of our ordinary shares during that period of temporary non-UK residence, may on his or her return to the UK be liable to UK capital gains tax on any chargeable gain realized on that disposal.
For an individual shareholder within the charge to capital gains tax, a disposal of ordinary shares may give rise to a chargeable gain or allowable loss for the purposes of UK capital gains tax. The rate of capital gains tax is 10% for individuals who are subject to income tax at the basic rate and 20% to the extent that an individual shareholder’s chargeable gains, when aggregated with his or her income chargeable to income tax, exceeds the basic rate band for income tax purposes. However, an individual shareholder is entitled to realize £11,700 of gains (the annual exempt amount) in the UK tax year ended April 5th 2019 without being liable to tax.
For a shareholder within the charge to UK corporation tax, a disposal (or deemed disposal) of ordinary shares may give rise to a chargeable gain or allowable loss for the purposes of UK corporation tax. Corporation tax is charged on chargeable gains at the rate applicable to that company, subject to any available exemption or relief. Indexation allowance may reduce the amount of chargeable gain that is subject to corporation tax (but may not give rise to or increase an allowable loss). No indexation allowance is available in respect of any period of ownership falling after December 2017.
Dividends on Ordinary Shares
No UK tax will be withheld or deducted at source from dividends paid by us on our ordinary shares.
Shareholders who are resident in the UK for tax purposes may, subject to their individual circumstances, be liable to UK income tax or, as the case may be, UK corporation tax on dividends paid to them by us.
The UK Government has introduced an annual dividend tax allowance per tax year. For the year ended April 5th 2019 it is £2,000. If and to the extent that an individual shareholder who is subject to UK income tax receives dividends in each tax year which, in aggregate, do not exceed that allowance, the individual will not be liable to UK income tax on those dividends. If and to the extent that an individual shareholder who is subject to UK income tax receives dividends in each tax year which, in aggregate, exceed that allowance, the individual will be subject to UK income tax on those dividends at the rate of 7.5% (in the case of basic rate taxpayers), 32.5% (in the case of higher rate taxpayers) and 38.1% (in the case of additional rate taxpayers), and the individual will not be entitled to any tax credit in respect of those dividends.
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

(ii) Transfers of Ordinary Shares
UK stamp duty will in principle be payable on any instrument of transfer of our ordinary shares that is executed in the UK or that relates to any property situated, or to any matter or thing done or to be done, in the UK. An exemption from stamp duty is available on an instrument transferring ordinary shares where the amount or value of the consideration is £1,000 or less and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions in respect of which the aggregate amount or value of the consideration exceeds £1,000. Shareholders should be aware that, even where an instrument of transfer is in principle subject to stamp duty, stamp duty is not required to be paid unless it is necessary to rely on the instrument for legal purposes, for example to register a change of ownership or in litigation in a UK court. An instrument of transfer need not be stamped in order for the British Virgin Islands register of ordinary shares to be updated, and the register is conclusive proof of legal ownership.
Provided that the ordinary shares are not registered in any register maintained in the UK by or on behalf of us and are not paired with any shares issued by a UK incorporated company, any agreement to transfer ordinary shares will not be subject to UK stamp duty reserve tax.
We currently do not intend that any register of our ordinary shares will be maintained in the UK.
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
Documents concerning us that are referred to herein may be inspected at our principal executive offices at: No. 1 New Square, Bedfont Lakes Business Park, Feltham, Middlesex, TW14 8HA. Those documents, which include our registration statements, periodic reports and other documents which were filed with the SEC, may be obtained electronically from the Investor section of our website at www.nomadfoods.com or from the SEC’s website at www.sec.gov. We do not incorporate the information contained on, or accessible through, our website into this annual report, and you should not consider it a part of this annual report.

I.	Subsidiary Information
Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk
We are exposed to certain market risks during the normal course of our business, such as risk arising from fluctuations in foreign currency exchange rates, as well as fluctuations in interest rates. In attempts to manage these risks, we employ certain strategies to mitigate the effect of these fluctuations. For a detailed discussion of these risks, see Note 33 “Financial risk management” to our audited consolidated financial statements which appear elsewhere in this annual report.

Item 12.	Description of Securities Other than Equity Securities
Not applicable.

Item 13.	Defaults, Dividend Arrearages and Delinquencies
None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Use of Proceeds
None.

Item 15.	Controls and Procedures
Disclosure Controls and Procedures
We carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules l3a-15(e) and l5d - 15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of the end of the period covered by this report. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report in providing a reasonable level of assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods in Securities and Exchange commission rules and forms, including providing a reasonable level of assurance that information required to be disclosed by us in such reports is accumulated and communicated to our management, including our Principal Executive Officer and our Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Changes in internal control over financial reporting
During the period covered by this report, there have been no changes to our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Management’s annual report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act of 1934. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2018 using criteria described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on this assessment, management concluded that the internal control over financial reporting was effective as of December 31, 2018 based on the criteria established in this Internal Control-Integrated Framework (2013).
On April 21, 2018, the Company completed its acquisition of all of the share capital of Green Isle Foods Limited (“Goodfella’s Pizza”). The Company is in the process of evaluating the existing controls and procedures of Goodfella’s Pizza and integrating Goodfella’s Pizza into the Company’s internal control over financial reporting. In accordance with SEC Staff guidance permitting a company to exclude an acquired business from management’s assessment of the effectiveness of internal control over financial reporting for the year in which the acquisition is completed, the Company has excluded this business from its assessment of the effectiveness of internal control over financial reporting as of December 31, 2018. The business acquired represented 1.5% of the Company’s total assets as of December 31, 2018, and 5.0% of the Company’s revenues and 2.3% of the Company’s net income for the year ended December 31, 2018.
On July 2, 2018, the Company completed its acquisition of all of the share capital of Aunt Bessie’s Limited (“Aunt Bessie’s”). The Company is in the process of evaluating the existing controls and procedures of Aunt Bessie’s and integrating Aunt Bessie’s into the Company’s internal control over financial reporting. In accordance with SEC Staff guidance permitting a company to exclude an acquired business from management’s assessment of the effectiveness of internal control over financial reporting for the year in which the acquisition is completed, the Company has excluded this business from its assessment of the effectiveness of internal control over financial reporting as of December 31, 2018. The business acquired represented 1.2% of the Company’s total assets as of December 31, 2018, and 3.3% of the Company’s revenues and 4.9% of the Company’s net income for the year ended December 31, 2018.
Attestation report of the registered public accounting firm
The independent registered public accounting firm that audited the Consolidated Financial Statements, PricewaterhouseCoopers LLP, has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018, appearing under Item 18, and such report is incorporated herein by reference.

Item 16A.	Audit Committee Financial Expert
The board of directors has determined that Mr. Lillie qualifies as an audit committee financial expert as defined in Item 16A of Form 20-F, and that he is also “independent,” as defined in Rule 10A-3 under the Exchange Act and applicable NYSE standards. For more information about Mr. Lillie, see Item 6A: Directors, Senior Management and Employees - Directors and Senior Management.

Item 16B.	Code of Ethics
We have adopted a Code of Ethics that applies to our Chief Executive Officer and all senior financial officers. The Code of Ethics is located on our Internet website at www.nomadfoods.com under "Investor Relations - Corporate Governance".

We intend to provide disclosure of any amendments or waivers of our Code of Ethics on our website within five business days following the date of the amendment or waiver.

Item 16C.	Principal Accountant Fees and Services
PricewaterhouseCoopers LLP (“PwC”) acted as our independent auditor for the years ended December 31, 2018 and 2017. The table below sets out the total amount billed to us by PwC, for services performed in the years ended December 31, 2018 and 2017, and breaks down these amounts by category of service:

(€ in millions)	For the year ended December 31, 2018	For the year ended December 31, 2017
Audit fees	2.8	2.8
Audit-related fees	0.1	0.2
Tax fees	1.1	0.8
All other fees	—	—
Total	4.0	3.8
Audit Fees
Audit fees in the years ended December 31, 2018 and 2017 are related to the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.
Audit-Related Fees
Audit-related fees in the years ended December 31, 2018 and 2017 are related to other assurance services on capital market transactions.
Tax Fees
Tax fees in the years ended December 31, 2018 and 2017 are related to tax compliance and other tax related services.
All Other Fees
There were no other fees in the years ended December 31, 2018 and 2017.
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

Item 16D.	Exemptions from the Listing Standards for Audit Committees
None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.

Item 16F.	Change in Registrants’ Certifying Accountant
Not applicable.

Item 16G.	Corporate Governance
Comparison of Shareholder Rights
We were incorporated under, and are governed by, the laws of the British Virgin Islands. The following discussion summarizes material differences between the rights of holders of ordinary shares and the rights of common shareholders of a typical corporation incorporated under the laws of the State of Delaware.
Director’s Fiduciary Duties
Under Delaware corporate law, a director of a solvent Delaware corporation has fiduciary duties to the corporation and its shareholders. These duties have two components: the duty of care and the duty of loyalty. The duty of care requires that a director inform himself of, and disclose to shareholders, all material information regarding a decision. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of the directors’ fiduciary duties. If this presumption is rebutted, the directors bear the burden of proving that their actions were “entirely fair” to the corporation or its minority shareholders. In addition, Delaware common law imposes “heightened” judicial scrutiny on actions of directors in certain circumstances, such as upon a sale of the corporation.
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
Amendment of Governing Documents

Under Delaware corporate law, with very limited exceptions, a vote of the shareholders of a corporation is required to amend the certificate of incorporation. In addition, Delaware corporate law provides that shareholders have the right to amend the corporation’s bylaws, but the certificate of incorporation may also confer such right on the directors of the corporation.
Written Consent
Under Delaware corporate law, a written consent of the directors must be unanimous to take effect. Under British Virgin Islands law and our Memorandum and Articles, only a majority of the directors are required to sign a written consent.
Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of shareholders of a corporation may be taken without a meeting by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take that action at a meeting at which all shareholders entitled to vote were present and voted.
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

Shareholder Proposals
Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the relevant provisions (if any) in the corporation’s certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the corporation’s certificate of incorporation or bylaws, but shareholders may be precluded therein from calling special meetings. British Virgin Islands law and our Memorandum and Articles provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested.
Sale of Assets
Under Delaware corporate law, a vote of the shareholders is required to approve a sale, lease or exchange of property and assets of a corporation (including property and assets of its qualifying subsidiaries) only when all or substantially all assets are being sold to a person other than a qualifying subsidiary of the corporation. Under British Virgin Islands law generally, shareholder approval is required when more than 50% of a company’s total assets by value are being disposed of or sold to any person if not made in the usual or regular course of the business carried out by the company. Under our Memorandum and Articles, this requirement of British Virgin Islands law has been disapplied and accordingly no shareholder approval is required in relation to such a disposal or sale.
Redemption of Shares
Under Delaware corporate law, by provision of the certificate of incorporation, any stock may be made subject to redemption by the corporation at its option, at the option of the holders of that stock or upon the happening of a specified event, provided that after such redemption shares with full voting power remain outstanding. The stock may, by provision of the certificate of incorporation, be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of the stock. Under Delaware corporate law, shares also may be repurchased with the consent of both the corporation and the holder, except that shares may not be repurchased for more than the price at which such shares may then be redeemed at the option of the corporation. Both the redemption and repurchase of shares of a Delaware corporation are subject to certain solvency limitations established by Delaware corporate law and Delaware common law.  As permitted by British Virgin Islands law and our Memorandum and Articles, shares may be repurchased, redeemed or otherwise acquired by us. However, the consent of the shareholder whose shares are to be repurchased, redeemed or otherwise acquired must be obtained, except as specified in the terms of the applicable class or series of shares.
Squeeze-Out Merger
Under Delaware General Corporation Law § 253, in a process known as a “short form” merger, a corporation that owns at least 90% of the outstanding shares of each class of voting stock of another corporation and where at least one of the corporations is a Delaware corporation and the laws of the jurisdiction of the other corporation don’t prohibit such action, may either merge the other corporation into itself or merge itself into the other corporation by executing, acknowledging and filing with the Delaware Secretary of State a certificate of ownership and merger setting forth a copy of the resolution of its board of directors authorizing such merger. If the parent corporation is a Delaware corporation that is not the surviving corporation, the merger also must be approved by a majority of the outstanding stock of the parent corporation entitled to vote thereon and the resolution must include provision for the pro rata issuance of stock of the surviving corporation to the holders of the stock of the parent corporation on surrender of any certificate therefor. If the parent corporation does not own all of the stock of the subsidiary corporation immediately prior to the merger, the minority shareholders of the subsidiary corporation party to the merger may have appraisal rights as set forth in § 262 of the Delaware General Corporation Law.
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

Variation of Rights of Shares
Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares entitled to vote thereon, and, in certain circumstances, including if such variation would change the rights of such class so as to affect them adversely, with the approval of a majority of the outstanding shares of such class, voting separately as a single class.
As permitted by British Virgin Islands law and our Memorandum and Articles, we may vary the rights attached to any class with the written consent of at least 50% of the holders of each class of shares affected or by a resolution passed by at least 50% of the votes cast by eligible holders of the issued shares of the affected class at a separate meeting of the holders of that class.
Election of Directors
Under Delaware corporate law generally, unless otherwise specified in the certificate of incorporation or bylaws of a corporation, directors are elected by a plurality of the votes of the shares entitled to vote on the election of directors and vacancies and newly created directorships resulting from an increase in the number of directors may be filled by a majority of the directors then in office (although less than a quorum) or by the sole remaining director. Subject to the BVI Act and pursuant to our Memorandum and Articles, directors shall be appointed at any time, and from time to time, by our directors, without the approval of shareholders, either to fill a vacancy or as an alternate or additional director. The shareholders may, by a majority vote, appoint any person as a director. In addition, for so long as an initial holder of Founder Preferred Shares holds 20% or more of the Founder Preferred Shares in issue, such holder is entitled to nominate, and the directors are required to appoint, a person as director. If such holder notifies the Company to remove any director nominated by him or her, the other directors shall remove such director, and the holder will have the right to nominate a director to fill the resulting vacancy. In the event an initial holder ceases to be a holder of Founder Preferred Shares or holds less than 20% of the Founder Preferred Shares in issue, such initial holder will no longer be entitled to nominate a person as a director, and the holders of a majority of the Founder Preferred Shares in issue will be entitled to exercise that initial holder’s former rights to appoint a director instead.
Removal of Directors
Under Delaware corporate law generally, a director of a corporation without a classified board may be removed, with or without cause, by the holders of a majority (or such larger portion set forth in the certificate of incorporation) of the outstanding shares entitled to vote at an election of directors. Under Delaware corporate law, generally a director of a corporation with a classified board may be removed only for cause with the approval of a majority (or such larger portion set forth in the certificate of incorporation) of the outstanding shares entitled to vote at an election of directors, unless the certificate of incorporation provides otherwise.  Under Delaware corporate law, generally a director may resign at any time upon notice given in writing or by electronic transmission to the corporation.
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

Mergers
Under Delaware corporate law, one or more constituent corporations may merge into and become part of another constituent corporation in a process known as a merger. A Delaware corporation may merge with a foreign corporation as long as the law of the foreign jurisdiction permits such a merger. To effect a merger under Delaware General Corporation Law § 251, an agreement of merger must be properly adopted and the agreement of merger or a certificate of merger must be filed with the Delaware Secretary of State. In order to be properly adopted, the agreement of merger must be adopted by the board of directors of each constituent Delaware corporation by a resolution or unanimous written consent. In addition, the agreement of merger generally must be approved at a meeting of shareholders of each constituent Delaware corporation by a majority of the outstanding stock of such corporation entitled to vote, unless the certificate of incorporation provides for a supermajority vote. In general, the surviving corporation is vested in all of the assets and liabilities of the disappearing corporation or corporations as a result of the merger.
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
Inspection of Books and Records
Under Delaware corporate law, any shareholder of a corporation may, upon proper demand, and for any proper purpose, inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.
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
Conflict of Interest
Under Delaware corporate law, a contract or transaction between a corporation and a director or officer, or between a corporation and any other organization in which a director or officer has a financial interest or is a director or officer, is not void or voidable as long as (i) the material facts as to the director’s or officer’s relationship or interest are disclosed or known and either (A) a majority of the disinterested directors authorizes the contract or transaction in good faith or (B) the shareholders vote in good faith to approve the contract or transaction or (ii) the contract or transaction is fair to the corporation when it is authorized, approved or ratified by the board of directors, a committee thereof or the shareholders. Delaware corporate law permits the corporation to renounce, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of the corporation in, or in being offered an opportunity to participate in, specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or one or more of its officers, directors or stockholders.
The BVI Act provides that a director shall, forthwith after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company. The failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the director’s interest was disclosed to the board prior to the company’s entry into the transaction or was not required to be disclosed because the transaction is between the company and the director himself and is otherwise in the ordinary course of business and on usual terms and conditions. As permitted by British Virgin Islands law and our Memorandum and Articles, a director interested in a particular transaction may vote on it, attend meetings at which it is considered and sign documents on our behalf that relate to the transaction. In addition, if our directors have other fiduciary obligations, including to other companies on whose board of directors they presently sit and to other companies whose board of directors they may join in the future, to the extent that they identify business opportunities that may be suitable for us or other companies on whose board of directors they may sit, our directors are permitted to honor those pre-existing fiduciary obligations ahead of their obligations to us. Accordingly, they may refrain from presenting certain opportunities to us that come to their attention in the performance of their duties as directors of such other entities unless the other companies have declined to accept such opportunities or clearly lack the resources to take advantage of such opportunities.
Transactions with “Interested Stockholders”
Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by that statute by appropriate action, it is prohibited from engaging in certain business combinations with an “interested stockholder” for three years following the date that the person becomes an “interested stockholder.” An “interested stockholder” generally is a person or group that owns or owned 15% or more of the company’s outstanding voting stock within the past three years. This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the company in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an “interested stockholder,” the board of directors approves either the business combination or the transaction that resulted in the person becoming an “interested stockholder.”
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
The following financial statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this annual report:
NOMAD FOODS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Nomad Foods Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Nomad Foods Limited and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related Consolidated Statements of Profit or Loss, of Comprehensive Income, of Changes in Equity, and Cash Flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s annual report on internal control over financial reporting appearing under Item 15 of the 2018 Annual Report on Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
As described in Management’s annual report on internal control over financial reporting appearing under Item 15 of the 2018 Annual Report on Form 20-F, management have excluded Birds Eye Pizza Limited (formerly known as Green Isle Foods Limited) and Aunt Bessie’s Limited from its assessment of internal control over financial reporting as of December 31, 2018 because they were each acquired by the Company in a purchase business combination during 2018. We have also excluded Birds Eye Pizza Limited and Aunt Bessie’s Limited from our audit of internal control over financial reporting. Birds Eye Pizza Limited and Aunt Bessie’s Limited are wholly-owned subsidiaries whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 2.7% or €142.0 million and 8.3% or €181.0 million, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2018.

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

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
February 28, 2019

We have served as the Company’s or its predecessor's1 auditor since 2006.
1Nomad Foods Europe Holdings Limited (previously Iglo Foods Holdings Limited) and its subsidiaries

Consolidated Statements of Financial Position

		December 31, 2018	December 31, 2017
	Note	€m	€m
Non-current assets
Goodwill	13	1,861.0	1,745.6
Intangibles	13	2,087.2	1,724.4
Property, plant and equipment	12	348.8	295.4
Other receivables	18	2.6	4.3
Derivative financial instruments	34	35.7	18.6
Deferred tax assets	16	68.7	64.3
Total non-current assets		4,404.0	3,852.6
Current assets
Cash and cash equivalents	20	327.6	219.2
Inventories	17	342.5	306.9
Trade and other receivables	18	173.9	147.1
Indemnification assets	19	79.4	73.8
Derivative financial instruments	34	13.4	2.1
Total current assets		936.8	749.1
Total assets		5,340.8	4,601.7
Current liabilities
Trade and other payables	22	571.6	477.5
Current tax payable		201.2	145.3
Provisions	24	44.3	68.0
Loans and borrowings	21	21.4	3.3
Derivative financial instruments	34	1.5	7.8
Total current liabilities		840.0	701.9
Non-current liabilities
Loans and borrowings	21	1,742.9	1,395.1
Employee benefits	23	200.6	188.4
Trade and other payables	22	1.3	1.8
Provisions	24	69.4	72.8
Derivative financial instruments	34	35.4	61.4
Deferred tax liabilities	16	392.1	327.7
Total non-current liabilities		2,441.7	2,047.2
Total liabilities		3,281.7	2,749.1
Net assets		2,059.1	1,852.6
Equity
Share capital	25	—	—
Capital reserve	25	1,748.5	1,623.7
Share-based compensation reserve	26	9.4	2.9
Founder Preferred Shares Dividend Reserve	27	372.6	493.4
Translation reserve	28	88.8	83.2
Cash flow hedging reserve	29	8.5	(3.0)
Accumulated deficit reserve		(167.9)	(347.6)
Equity attributable to owners of the parent		2,059.9	1,852.6
Non-controlling interests		(0.8)	—
Total equity		2,059.1	1,852.6
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Profit or Loss

		Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
	Note	€m	€m	€m
Revenue	5	2,172.8	1,956.6	1,927.7
Cost of sales		(1,519.3)	(1,357.2)	(1,356.7)
Gross profit		653.5	599.4	571.0
Other operating expenses		(352.7)	(319.3)	(298.4)
Exceptional items	7	(17.7)	(37.2)	(134.5)
Operating profit	6	283.1	242.9	138.1
Finance income	10	1.6	7.2	24.2
Finance costs	10	(57.6)	(81.6)	(86.3)
Net financing costs		(56.0)	(74.4)	(62.1)
Profit before tax		227.1	168.5	76.0
Taxation	11	(56.6)	(32.0)	(39.6)
Profit for the period		170.5	136.5	36.4

Attributable to:
Equity owners of the parent		171.2	136.5	36.4
Non-controlling interests		(0.7)	—	—
		170.5	136.5	36.4

Earnings per share:
Basic earnings per share	30	€0.97	€0.78	€0.20
Diluted earnings per share	30	€0.97	€0.74	€0.20
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

		Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
	Note	€m	€m	€m
Profit for the period		170.5	136.5	36.4
Other comprehensive (loss)/income:
Actuarial (losses)/gains on defined benefit pension plans	23	(12.9)	2.9	(23.6)
Taxation credit/(charge) on remeasurement of defined benefit pension plans	11	3.3	(2.0)	(6.3)
Items not reclassified to the Consolidated Statement of Profit or Loss		(9.6)	0.9	(29.9)
Gain/(loss) on investment in foreign subsidiary, net of hedge		5.6	(0.8)	(0.5)
Effective portion of changes in fair value of cash flow hedges	29	15.5	(16.4)	10.1
Taxation (charge)/credit relating to components of other comprehensive income	11	(4.0)	5.0	(2.8)
Items that may be subsequently reclassified to the Consolidated Statement of Profit or Loss		17.1	(12.2)	6.8
Other comprehensive income/(loss) for the period, net of tax		7.5	(11.3)	(23.1)
Total comprehensive income for the period		178.0	125.2	13.3

Attributable to:
Equity owners of the parent		178.7	125.2	13.3
Non-controlling interests		(0.7)	—	—
		178.0	125.2	13.3
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

		Share capital	Capital reserve	Share-based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Cash flow hedging reserve	Accumulated deficit reserve	Equity attributable to owners of the parent	Non-controlling interests	Total Equity
	Note	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Balance at January 1, 2016		—	1,762.4	0.1	531.5	84.5	1.1	(491.5)	1,888.1	—	1,888.1
Profit for the year		—	—	—	—	—	—	36.4	36.4	—	36.4
Other comprehensive (loss)/income for the year		—	—	—	—	(0.5)	7.3	(29.9)	(23.1)	—	(23.1)
Total comprehensive (loss)/income for the year		—	—	—	—	(0.5)	7.3	6.5	13.3	—	13.3
Founder Preferred Shares Annual Dividend Amount	25	—	38.1	—	(38.1)	—	—	—	—	—	—
Issue of ordinary shares	25	—	0.2	—	—	—	—	—	0.2	—	0.2
Vesting of Non -Executive Restricted Stock award	25	—	—	(0.3)	—	—	—	—	(0.3)	—	(0.3)
Share based payment charge	26	—	—	1.2	—	—	—	—	1.2	—	1.2
Total transactions with owners, recognized directly in equity		—	38.3	0.9	(38.1)	—	—	—	1.1	—	1.1
Balance as of December 31, 2016		—	1,800.7	1.0	493.4	84.0	8.4	(485.0)	1,902.5	—	1,902.5

Consolidated Statements of Changes in Equity (Continued)

		Share capital	Capital reserve	Share-based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Cash flow hedging reserve	Accumulated deficit reserve	Equity attributable to owners of the parent	Non-controlling interests	Total Equity
	Note	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Balance at January 1, 2017		—	1,800.7	1.0	493.4	84.0	8.4	(485.0)	1,902.5	—	1,902.5
Profit for the year		—	—	—	—	—	—	136.5	136.5	—	136.5
Other comprehensive (loss)/income for the period		—	—	—	—	(0.8)	(11.4)	0.9	(11.3)	—	(11.3)
Total comprehensive (loss)/income for the period		—	—	—	—	(0.8)	(11.4)	137.4	125.2	—	125.2
Repurchase of ordinary shares	25	—	(177.1)	—	—	—	—	—	(177.1)	—	(177.1)
Listing and share transaction costs	25	—	(0.5)	—	—	—	—	—	(0.5)	—	(0.5)
Vesting of Non-Executive Restricted Stock award	25	—	0.6	(0.7)	—	—	—	—	(0.1)	—	(0.1)
Share based payment charge	26	—	—	2.6	—	—	—	—	2.6	—	2.6
Total transactions with owners, recognized directly in equity		—	(177.0)	1.9	—	—	—	—	(175.1)	—	(175.1)
Balance as of December 31, 2017		—	1,623.7	2.9	493.4	83.2	(3.0)	(347.6)	1,852.6	—	1,852.6

Consolidated Statements of Changes in Equity (continued)

		Share capital	Capital reserve	Share-based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Cash flow hedging reserve	Accumulated deficit reserve	Total equity	Non-controlling interests	Total Equity
	Note	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Balance at January 1, 2018		—	1,623.7	2.9	493.4	83.2	(3.0)	(347.6)	1,852.6	—	1,852.6
Change in accounting policy		—	—	—	—	—	—	18.1	18.1	—	18.1
Restated Equity as at January 1, 2018		—	1,623.7	2.9	493.4	83.2	(3.0)	(329.5)	1,870.7	—	1,870.7
Profit for the year		—	—	—	—	—	—	171.2	171.2	(0.7)	170.5
Other comprehensive income/(loss) for the year		—	—	—	—	5.6	11.5	(9.6)	7.5	—	7.5
Total comprehensive income/(loss) for the year		—	—	—	—	5.6	11.5	161.6	178.7	(0.7)	178.0
Founder Preferred Shares Annual Dividend Amount	25	—	120.8	—	(120.8)	—	—	—	—	—	—
Vesting of Non-Executive Restricted Stock award	25	—	0.6	(0.8)	—	—	—	—	(0.2)	—	(0.2)
Issue of ordinary shares	25	—	3.4	(3.3)	—	—	—	—	0.1	—	0.1
Share based payment charge	26	—	—	13.0	—	—	—	—	13.0	—	13.0
Reclassification of awards for settlement of tax liabilities	26	—	—	(2.4)	—	—	—	—	(2.4)	—	(2.4)
Non-controlling interests on acquisition of subsidiary		—	—	—	—	—	—	—	—	(0.1)	(0.1)
Total transactions with owners, recognized directly in equity		—	124.8	6.5	(120.8)	—	—	—	10.5	(0.1)	10.4
Balance as of December 31, 2018		—	1,748.5	9.4	372.6	88.8	8.5	(167.9)	2,059.9	(0.8)	2,059.1

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

		Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
	Note	€m	€m	€m
Cash generated from operations before tax and exceptional items	32	397.6	358.5	356.2
Cash flows relating to exceptional items		(43.4)	(99.5)	(49.2)
Tax paid		(32.9)	(65.2)	(24.9)
Net cash flows from operating activities		321.3	193.8	282.1
Cash flows from investing activities
Purchase of subsidiaries, net of cash acquired	14	(465.1)	—	—
Settlement of contingent consideration	24	(6.5)	—	(8.0)
Purchase of property, plant and equipment		(35.0)	(38.0)	(38.0)
Purchase of intangibles	13	(6.6)	(4.6)	(4.4)
Net cash used in investing activities		(513.2)	(42.6)	(50.4)
Cash flows from financing activities
Proceeds from issuance of Ordinary Shares	25	0.1	—	—
Proceeds from new loans and notes		355.6	1,470.5	—
Repayment of loan principal		(5.9)	(1,469.5)	—
Cash received from factored receivables		3.4	—	—
Payment of finance leases		—	(1.6)	(0.7)
Payment of financing fees		(2.6)	(16.7)	—
Repurchase of ordinary shares		—	(177.6)	—
(Loss)/proceeds on settlement of derivatives		(2.8)	1.6	(4.0)
Interest paid		(45.3)	(48.8)	(70.9)
Interest received		0.2	0.3	7.9
Net cash from/(used in) financing activities		302.7	(241.8)	(67.7)
Net increase/(decrease) in cash and cash equivalents		110.8	(90.6)	164.0
Cash and cash equivalents at beginning of period	20	219.2	329.5	186.1
Effect of exchange rate fluctuations		(2.4)	(19.7)	(20.6)
Cash and cash equivalents at end of period	20	327.6	219.2	329.5

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1)	General information
Nomad Foods Limited (the “Company” or “Nomad”) was incorporated in the British Virgin Islands on April 1, 2014. The address of Nomad’s registered office is Nemours Chambers, Road Town, Tortola, British Virgin Islands. The Company is domiciled for tax in the United Kingdom.
Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and in the future across the broader food sector. Nomad produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birds Eye, Iglo, Findus, Goodfella's and Aunt Bessie's.

2)	Basis of preparation
The consolidated financial statements of Nomad and its subsidiaries (the “Company” or “Nomad”) is listed on the New York Stock Exchange and have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board. These consolidated financial statements are also in accordance with International Financial Reporting Standards as adopted by the European Union. References to "Iglo" or "Findus" refer to the groups of companies separately acquired by Nomad in June and November 2015, respectively.
On January 1, 2018, the Company adopted the following relevant amendments to IFRS.

–	IFRS 9 'Financial Instruments'
The Company has adopted IFRS 9 ‘Financial Instruments’ from January 1, 2018, which has resulted in a transition adjustment and changes to accounting policies and disclosures. The Company has elected to apply the modified retrospective approach so that the cumulative impact of retrospectively applying the standard has been recognized as an adjustment to the accumulated deficit reserve on transition. Therefore the full impact on adoption of applying IFRS 9 has been recognized as an adjustment to opening assets, liabilities and the accumulated deficit reserve.
The changes to the classification of financial instruments has not had a significant impact on the current or previous accounting periods. Deposits held in money market funds which were previously recognized at amortized cost, are now measured at fair value through Profit or Loss. No change in carrying amount has arisen as a result of this change. There has been no change to the classification of financial liabilities.
The changes to the measurement of financial instruments has not had a significant impact on the current or previous accounting periods, except for the accounting for the debt repricing in December 2017. IFRS 9 clarifies that on a modification of a financial liability measured at amortized cost, the modified cash flows should be discounted at the original effective interest rate resulting in an immediate gain or loss. Such modification gains or losses are recognized in the Consolidated Statements of Profit or Loss in the period of modification, and the modified cash flows are then amortized using the original effective interest rate. A retrospective change of the accounting treatment may therefore become necessary if in the past the effective interest rate was adjusted, and not the amortized cost amount. The December 2017 modification has led to an immediate gain at the modification date and a reduction in the carrying value of the debt. See Note 21 for further details.
The new impairment model has not had a significant impact on the current or previous accounting periods. The significant financial assets held that are affected by the impairment losses recognized under IFRS 9 are trade receivables, however, the value of the impairment provision at the transition date was in line with IFRS 9 and so has not been adjusted on adoption of this standard.
The Group has elected not to apply IFRS 9 for hedge accounting and continues to apply IAS 39 Financial Instruments: Recognition and Measurement.

Summary of adjustments arising from application of IFRS 9 as of January 1, 2018:

	Opening balance IAS 39	Modification of financial liabilities	Opening balance IFRS 9
	€m	€m	€m
Loans and borrowings - non-current	1,395.1	(21.8)	1,373.3
Deferred tax liabilities	327.7	3.7	331.4
Accumulated deficit reserve	(347.6)	18.1	(329.5)

–	IFRS 15 Revenue from contracts with customers
The Company has adopted IFRS 15 ‘Revenue from contracts with customers’ from January 1, 2018, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. Management has assessed the effects of applying the new standard on the Company’s financial statements and has identified the need for additional disclosures in our footnotes around discounts and trade marketing expenses in relation to trade terms which are currently included in other balance sheet line items. The Company has quantified that there is no material impact on revenue recognition in the current or previous accounting periods by applying this standard.
Refer to Note 3.22 for more information on new IFRSs not yet adopted.
The Company’s financial statements and notes are presented in the reporting currency of millions of Euros. All financial information has been rounded to the nearest €0.1 million, except where otherwise indicated.
The consolidated financial statements were approved for issuance by the Board of Directors of Nomad Foods Limited on February 26, 2019. The Directors have, at the time of approving the financial statements, a reasonable expectation that Nomad has adequate resources to continue in operational existence for the foreseeable future given the cash funds available and the current forecast cash outflows. Thus, Nomad continues to adopt the going concern basis of accounting in preparing the financial statements.

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

Non-controlling interests arise from business combinations in which the Company acquires less than a 100 per cent interest. Non-controlling interests are initially measured at either fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. Nomad determines on a transaction by transaction basis which measurement method is used.
The excess of the consideration transferred, the amount of any non-controlling interests in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets is recorded as goodwill.
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
The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions, and any unrealized income and expenses arising from intra-group transactions are eliminated. Accounting policies are applied consistently across the Company.
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
Where the Company owns less than a 100 per cent interest in a subsidiary, a non-controlling interest is recognized. The carrying amount of non-controlling interests is increased or decreased by the non-controlling interest’s share of subsequent changes in equity and payments to the non-controlling interest. Total comprehensive income is attributed to the non-controlling interests even if this results in the non-controlling interests having a negative balance.

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

ii)	Assets and liabilities of foreign operations
For the purposes of presenting consolidated financial statements, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated at foreign exchange rates ruling at the financial year ended December 31, 2018 of £1:€1.11 (December 31, 2017: £1:€1.13, December 31, 2016: £1:€1.17). The revenues and expenses of foreign operations are translated at an average rate for the period where this rate approximates to the foreign exchange rates ruling at the dates of the transactions.
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
Goodwill is not monitored below the operating segment. Goodwill is not amortized but is tested annually for impairment.

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
Based on the market position of the brands, the significant levels of investment in advertising and promoting the brands, and the fact that Goodfella's and Aunt Bessie's brands have been established for over 20 years, with the Birds Eye, Iglo and Findus brands established for over 50 years, the Directors consider that the brands have indefinite lives. Therefore these brands are not amortized, but instead held at historical cost less provision for any impairment.
Brands that are deemed to not have an indefinite life are being amortized by equal monthly installments within other operating expenses over the course of their remaining useful economic life

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
Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units, then to reduce the carrying amount of the other assets in the unit on a pro rata basis. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

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
Trade receivables are amounts due from customers for goods sold when control of the products has transferred, being when the products are delivered in accordance with the contractual arrangements. At this point, there is no unfulfilled performance obligation that could affect the customer’s acceptance of the product, except for returns due to quality. The Company holds the trade receivables with the objective of collecting the contractual cash flows and so they are subsequently measured at amortized cost using the effective interest method, less any loss allowance. Since trade receivables are due within one year, this equates to initial carrying value less any loss allowance.
To assist in managing operating cash flow, we have entered into non-recourse factoring arrangements with certain receivables whereby we sell specific account receivables on a true sale basis to one or more external financial institutions. These trade receivables are sold on a true sale basis when we have surrendered control over the related assets. Up to the point of sale, these receivables are treated as held for sale and measured at fair value through Profit or Loss. Under the terms of the contractual arrangements, the Company may continue to collect the cash from the customer receivables sold, albeit acting solely as a collecting agent on behalf of the purchaser of receivables. Any cash received from customers which is due to be paid to the agent is presented as a financial liability in the Statement of Financial Position and as a financing activity within the Statement of Cash Flows. Under the terms of the contractual arrangements, the Company did continue to collect the cash from the customer receivables sold, albeit acting solely as a collecting agent on behalf of the purchaser of receivables. Any cash received from customers which is due to be paid to the purchaser of receivables is presented as a financial liability in the Statement of Cash Flows. Factoring fees associated with the sale of factored receivables for the year ended December 31, 2018 were €0.5 million and were minimal for the year ended December 31, 2017.
The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. Trade receivables are grouped by days past due. Expected loss rates are based on historical credit losses experienced in each market as well as forward looking information where this is significant. Trade receivables are written off when there is no reasonable expectation of recovery. Appropriate allowances for expected credit losses and estimated irrecoverable amounts are recognized in the Consolidated Statement of Profit or Loss.
Trade receivables are presented net of associated contract liabilities, referred to as 'trade terms'.

ii)	Cash and cash equivalents
Cash and cash equivalents comprise of cash balances and deposits and are measured at amortized cost. Deposits held in money market funds are measured at fair value through Profit or Loss as the cash flows do not only represent principal and interest.

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

v)	Derivative financial instruments and hedge accounting
Derivative financial instruments are recognized at fair value. When a derivative financial instrument is designated as held for trading, all changes in its fair value are recognized immediately in the Consolidated Statement of Profit or Loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged.
The fair value of all financial derivative instruments (including but not limited to forward foreign exchange contracts, currency swaps and cross currency interest rates swaps), is determined per market standard using forward foreign exchange and interest rates at the balance sheet date, with the resulting value discounted back to present value.
Cross currency interest rate swaps can be entered into in order to mitigate perceived risks to foreign exchange translation risk and interest rate risk. The Company applies the IFRS 13, paragraph 56 exception allowing the credit risk associated with this portfolio of derivatives to be assessed on a net basis by each counterpart.
The Company applies the hedge accounting requirements of IAS 39 to all hedging relationships.
a.    Cash flow hedges
Where a derivative financial instrument is designated as a hedge of the cash flow of a recognized asset or liability, (including a highly probable forecast transaction) the effective part of any gain or loss on the derivative financial instrument is recognized directly in the cash flow hedging reserve. Any ineffective portion of the hedge is recognized immediately in the Consolidated Statement of Profit or Loss.
When a hedging instrument expires or is sold, exercised or otherwise terminated, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognized when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealized gain or loss recognized in equity is recognized in the Consolidated Statement of Profit or Loss immediately.

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

3.14	Revenue from contracts with customers
The Company manufactures and sells a range of frozen foods to retail, wholesale and Food Service markets. Revenue is recognized when control of the products has transferred, being when the products are delivered to the customer in accordance with the contractual arrangements. At this point, there is no unfulfilled performance obligation that could affect the customer’s acceptance of the product, except for returns due to quality. A provision for product return allowances, which is estimated based upon the Company’s historical performance and management’s experience, is recorded as a reduction of sales in the same period that the revenue is recognized. Revenue excludes sales taxes and intra-company sales.
Products are often sold with variable pricing arrangements, including payment discounts, trade promotions and slotting fees. Discounts given by the Company include rebates, price reductions and incentives to customers, promotional couponing and trade communication costs. Trade promotions consist of pricing allowances, merchandising funds and customer coupons, which are offered through various programs to customers and consumers. Certain retailers require the payment of slotting fees to obtain space for the Company’s products on the retailers’ store shelves.
Where variable pricing arrangements are in place, revenue is only recognized to the extent that it is highly probable that the amount recognized is unlikely to be reversed. Accumulated experience is used to estimate and provide for the discounts. Revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. Accruals for expected pay-outs under these programs are collectively known as ‘trade terms’ and are included within trade and other receivables or within trade and other payables in the Consolidated Statement of Financial Position. No element of financing is deemed present as the sales are made in line with market practice and all accruals are settled within twelve months of the sale.

3.15	Share based payments
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
The grant date fair value of share-based payment awards granted to any Director or employee is recognized as an expense, with a corresponding increase in equity, over the period that any Director or employee becomes unconditionally entitled to the awards.
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

See Note 8(b) for further information on the Company’s share-based payment arrangements and details of the valuation model used.

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
Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognized in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognized in Other Comprehensive Income, in which case it is recognized within the Statement of Other Comprehensive Income.
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
Nomad’s operations are organized into one operating unit, ‘Frozen’, which comprises all the brands, as well as the factories, private label business units and certain corporate overheads. The CODM primarily uses (“Adjusted EBITDA”), disclosed in Note 5, as the key measure of the segment’s results. Adjusted EBITDA is EBITDA adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
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
At the date of authorization of these financial statements, the following Standards and Interpretations, which have not been applied in the financial statements, were in issue but not yet effective:

•
IFRS 16 ‘Leases’ sets out the principles for the recognition, measurement, presentation and disclosure of leases and replaces IAS 17 ‘Leases’. The standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The Standard also contains enhanced disclosure requirements for lessees. This IFRS will become effective for accounting periods starting on January 1, 2019.

The Company will apply the modified retrospective approach allowed by IFRS 16 and so comparative figures will not be restated. All right-of-use assets will be measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses). The Company also elected to apply the practical expedients in IFRS 16 for short-term leases and leases for which the underlying asset is of low value. The weighted-average incremental borrowing rate for lease liabilities initially recognized as of January 1, 2019 was 2.9%, with the exception of the Bjuv lease which is discussed below.
As a result of the adoption of this standard, the Company will capitalize eligible operating leases under the classification right-of-use assets within property, plant & equipment. The total amount to be capitalized on transition is approximately €84.0 million. The discounted present value of lease payments will also be recognized as a lease payable of approximately €120.0 million.
As a consequence of transition, the onerous lease recognized in relation to a factory and cold store in Bjuv, Sweden as presented in Note 24 of €66.9 million will be released as an adjustment to equity attributable to the parent. The value of the right-of-use-asset recognized in relation to this lease will be subject to an impairment review on transition so that the value of the asset recognized is not equal to the lease payable by approximately €36.0 million, this too will be recognized as an adjustment to equity attributable to the parent.
As all lease payments become financing cash flows, the Company expects a reduction in operating cash outflows , with a corresponding increase in financing cash flows, based on leases in place as of the transition date.
Within the Statement of Profit or Loss, a straight-line depreciation expense on the right-of-use-asset and a front-loaded interest expense on the lease payable will replace the operating lease expense. The actual impact of IFRS 16 on our profits depends not only on the lease agreements in effect at the time of adoption but also on new lease agreements entered into or terminated in 2019. The Company expects that profit before tax for the year ended December 31, 2019 to be negatively impacted by approximately €5.0 million as a result of adopting the new rules. Adjusted EBITDA is expected to increase by approximately €15.0 million as the operating lease expenses were previously included within Adjusted EBITDA, but the depreciation on the right-of-use-asset and interest on the lease liability are excluded.

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

a)	Discounts and trade promotions
Discounts given by the Company include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs. Each customer has a unique agreement that is governed by a combination of observable and unobservable performance conditions.
Trade promotions comprise of amounts paid to retailers for programs designed to promote Company products and include pricing allowances, merchandising funds and customer coupons, which are offered through various programs to customers and consumers. The ultimate costs of these programs can depend upon retailer performance and is the subject of significant management estimates. The estimated ultimate cost of the program is based upon the programs offered, timing of those offers, estimated retailer performance based on history, management’s experience and current economic trends.
At each financial year end date, any discount or trade promotion expense incurred but not yet invoiced is estimated and accrued for. In certain cases, the estimate for discounts and trade promotions requires the use of forecast information for future trading periods and therefore a degree of estimation uncertainty exists. These estimates are sensitive to variances between actual results and forecasts. The estimate is based on accumulated experience and the principle that revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur.
The accruals are presented as ‘trade terms’ and offset against trade receivables due to the same customer, or as trade term payables where there is no receivable to be offset. The balance of the reduction in trade receivables for trade terms as of December 31, 2018 is disclosed in Note 18 and the balance classified as a trade term payable is disclosed in Note 22.

b)	Business combinations
The Company is required to recognize separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in a business combination at their fair values. This involves judgment over whether intangible assets can be separately identified as well as an estimate of fair value of all assets and liabilities acquired. Such estimates are based on valuation techniques, which require considerable judgment in forecasting future cash flows and developing other assumptions. These estimates are based on information available on the acquisition date and assumptions that have been deemed reasonable by management. The following judgments, estimates and assumptions can materially affect our financial position and profit:

•	The fair value of intangible and tangible assets that are subject to depreciation or amortization in future periods.

•	Future changes to the assumptions over forecast future profitability used in estimating the value of intangible assets and goodwill may result in additional expenses or income.

•	Future changes to the assumptions used in estimating the value of uncertain tax positions may result in additional expenses or income.

c)	Carrying value of goodwill and brands
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

5)	Segment reporting
Nomad has one reporting and operating segment, ‘Frozen’, reflected in the segment presentation below for the periods presented.
Segment Adjusted EBITDA

		Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
	Note	€m	€m	€m
Profit for the period		170.5	136.5	36.4
Taxation		56.6	32.0	39.6
Net financing costs		56.0	74.4	62.1
Depreciation	12	39.3	35.9	43.3
Amortization	13	7.0	6.5	7.8
EBITDA		329.4	285.3	189.2
Acquisition purchase price adjustments		5.7	—	—
Exceptional items	7	17.7	37.2	134.5
Other add-backs		23.6	5.6	1.2
Adjusted EBITDA		376.4	328.1	324.9

Acquisition purchase price adjustments relate to the reversal of the non-cash increase applied to inventory acquired in business combinations to value it at fair value as opposed to cost.
Other add-backs include the elimination of share-based payment expense and related employer payroll expense of €14.7 million (2017: €2.6 million, 2016: €1.2 million) and elimination of M&A related investigation costs, professional fees and transaction costs of €8.9 million (2017: €3.0 million, 2016: nil). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
No information on segment assets or liabilities is presented to the CODM.
Product information
Management considers the products it sells belong to one category, being ‘Frozen’.
Geographical information
External revenue by geography

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
	€m	€m	€m
United Kingdom	585.4	411.9	437.5
Italy	383.6	371.4	348.5
Germany	310.2	300.3	267.8
Sweden	174.1	208.0	218.2
France	192.7	170.0	168.9
Norway	122.5	123.3	122.6
Austria	102.4	96.7	92.9
Spain	76.7	81.2	82.6
Rest of Europe	225.2	193.8	188.7
Total external revenue by geography	2,172.8	1,956.6	1,927.7

Non-current assets by geography

	December 31, 2018	December 31, 2017
	€m	€m
United Kingdom	141.5	94.8
Germany	121.8	126.4
Italy	52.5	55.0
Sweden	26.5	26.5
France	17.0	16.7
Norway	14.3	15.7
Rest of Europe	52.4	20.2
Total non-current assets by geography	426.0	355.3
Non-current assets exclude deferred tax assets, goodwill and brands which are not bound to one geographical area.

6)	Operating profit
Operating profit is stated after charging:

		Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
	Note	€m	€m	€m
Staff costs	8	299.7	257.4	264.5
Depreciation of property, plant and equipment	12	39.3	35.9	43.3
Impairment of property, plant and equipment	12	—	0.3	1.4
Amortization of software and brands	13	7.0	6.5	7.8
Operating lease charges		18.5	15.0	14.6
Exchange losses/(gains)		2.9	(1.2)	(3.3)
Research & development expenditure		15.5	15.4	13.3
Inventories recognized as an expense within cost of goods sold		1,410.0	1,273.3	1,282.6

7)	Exceptional items
Exceptional items are made up as follows:

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
	€m	€m	€m
Investigation of strategic opportunities (1)	—	18.8	7.0
Supply chain reconfiguration (2)	1.2	14.0	84.3
Findus Group integration costs (3)	10.4	15.1	29.6
Costs related to transactions (4)	—	3.2	4.8
Costs related to long-term management incentive plans (5)	—	—	1.9
Other restructuring costs (6)	—	—	(1.0)
Cisterna fire net income (7)	—	—	(4.3)
Goodfella's Pizza & Aunt Bessie's integration costs (8)	8.3	—	—
Factory optimization (9)	1.6	—	—
Settlement of legacy matters (10)	(3.8)	(5.6)	1.8
Remeasurement of indemnification assets (11)	—	(8.3)	10.4
Total exceptional items	17.7	37.2	134.5

(1)	Investigation of strategic opportunities
In the year ended December 31, 2017, the Company incurred €18.8 million (2016: €7.0 million) in relation to the implementation of the Nomad strategic vision, which primarily relates to changes to the organizational structure to align behind core products and implement net revenue management initiatives.

(2)	Supply chain reconfiguration
Supply chain reconfiguration relates to ongoing activities associated with the closure of the Bjuv manufacturing facility in Sweden which ceased production in 2017. A charge of €1.2 million (2017: €14.0 million) has been incurred in the year related to the relocation of production to other factories and are partially offset by income from the disposal of the remaining tangible assets.
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
Following the acquisition of the Findus Group on November 2, 2015, the Company initiated a substantial integration project. Costs of €10.4 million have been incurred in the year ended December 31, 2018. For the year ended December 31, 2017 costs of €15.1 million were incurred. For the year ended December 31, 2016 costs of €29.6 million were incurred. Costs incurred since 2017 primarily relate to the roll-out of the Nomad ERP system.

(4)	Costs related to transactions
The charge for the year ended December 31, 2017 and the year ended December 31, 2016 relate to enhanced control compliance procedures in territories following the acquisition of the Iglo Group.

(5)	Costs related to long-term management incentive plans
Management participated in an incentive scheme from the Iglo acquired business for which the Company incurred charges €1.9 million in the year ended December 31, 2016.

(6)	Other restructuring costs
A credit of €1.0 million was recognized in the year ended December 31, 2016 related to the release of provisions for restructuring activities in the UK and German factories.

(7)	Cisterna fire net income
A net income of €4.3 million was recognized in the year ended December 31, 2016 in relation to the August 2014 fire insurance claim in the Italian production facility.

(8)	Goodfella's Pizza & Aunt Bessie's integration costs
Following the acquisition of the Goodfella’s pizza business in April 2018 and the Aunt Bessie's business in July 2018, the Company has initiated an integration project. Costs of €8.3 million have been incurred in the year ended December 31, 2018.

(9)	Factory optimization
The Company has initiated a three-year factory optimization program. The focus of the program will be to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. The program is expected to provide a number of benefits, including an optimized supply chain infrastructure, benefits derived from the implementation of a standardized global manufacturing and planning processes, and an increased level of sustainable performance improvement. Costs of €1.6 million have been incurred in the year ended December 31, 2018.

(10)	Settlement of legacy matters

A net income of €3.8 million has been recognized in liabilities relating to periods prior to acquisition of the Findus and Iglo businesses by the Company. This includes an income of €2.7 million recognized on settlement of contingent consideration for the La Cocinera acquisition and net income of €0.7 million associated with settlements of tax audits.

Net income of €5.6 million was recognized in the year ended December 31, 2017. This includes a charge of €3.9 million associated with settlements of tax audits, offset by gains of €4.2 million from the reassessment of sales tax provisions, €1.2 million from the reassessment of interest on sales tax provisions, a €2.8 million gain on a legacy pension plan in Norway and a €1.3 million gain on disposal of a non-operational factory. A net charge of €1.8 million was recognized in the year ended December 31, 2016.

(11)	Remeasurement of indemnification assets
Remeasurement of the indemnification assets relates to the movement in value of shares held in escrow as part of the consideration on the acquisition of the Findus Group, which are limited to the value at which the asset was originally recognized, as well as the release of indemnification assets associated with the acquisition of the Iglo Group as presented in Note 19.
Tax impact of exceptional items
The tax impact of the exceptional items amounts to a credit of €3.2 million in the year ended December 31, 2018 (year ended December 31, 2017: €13.8 million, year ended December 31, 2016: €8.8 million).
Cash flow impact of exceptional items
Included in the Consolidated Statements of Cash Flows for the year ended December 31, 2018 is €43.4 million (year ended December 31, 2017: €99.5 million, nine months ended December 31, 2016: €49.2 million) of cash outflows relating to exceptional items. This includes cash flows related to the above items as well as the cash impact of the settlement of provisions brought forward from previous accounting periods.

8)	Payroll costs, share based payments and management incentive schemes

(a)	Payroll costs
The average number of persons employed by the Company (excluding non-Executive Directors) is analyzed and set out below:

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Production	2,915	2,285	2,627
Administration, distribution & sales	1,510	1,572	1,571
Total number of employees	4,425	3,857	4,198
The increase in the number of employees in the table above for the year ended December 31, 2018 compared with the year ended December 31, 2017 is primarily due to the acquisitions of Goodfella's and Aunt Bessie's in 2018.

The table below discloses the Company’s aggregate payroll costs of these persons. Payroll costs exclude long term management incentive scheme and share based payment costs, but includes bonus costs.

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
	€m	€m	€m
Wages and salaries	240.6	200.8	205.4
Social security costs	46.0	42.0	45.9
Other pension costs	13.1	14.6	13.2
Total payroll costs	299.7	257.4	264.5

(b)	Share based payments
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
The Non-Executive Directors restricted share awards granted on June 19, 2017, which consisted of 53,498 shares at a share price of $14.38, vested on June 14, 2018 and were issued at a share price of $17.94, resulting in a €0.2 million increase in the share based compensation reserve. Of the total 53,498 number of shares vesting, 12,312 shares were held back from issue by the Company as settlement towards personal tax liabilities arising on the vested shares.
On June 14, 2018, after the Company's annual general meeting of shareholders, the current Non-Executive Directors were granted a 44,272 restricted share award at a share price of $18.07.

The total charge for Non-Executive Director grants within the Statement of Consolidated Profit or Loss for the year ended December 31, 2018 for stock compensation awards was €0.9 million (year ended December 31, 2017: €0.8 million; year ended December 31, 2016: €0.6 million).
Director and Senior Management Share Awards

As part of its long term incentive initiatives, the Company has outstanding awards over 4,624,653 ordinary shares granted to certain members of its management team (the “Management Share Awards”) as of the following three award dates:

	January 1, 2016 Award	January 1, 2017 Award	January 1, 2018 Award	Total
Number of awards outstanding at January 1, 2018	3,837,000	1,090,000	—	4,927,000
New awards granted in the period	—	—	583,700	583,700
Awards vested and issued in the period	(294,810)	—	—	(294,810)
Forfeitures in the period	(516,237)	(75,000)	—	(591,237)
Number of awards outstanding at December 31, 2018	3,025,953	1,015,000	583,700	4,624,653
Relevant to each grant, the vesting of such awards is subject to the following performance conditions: up to one-half of such award will vest if the Company achieves one of a range of benchmark market share price performance targets over a four-year period (the "Share Price Performance Condition") and up to one-half of such award will vest upon the Company achieving one of a range of cumulative EBITDA performance targets over a four-year period (the "EBITDA Performance Condition"). If the Share Price Performance Condition is satisfied, up to 50% of the shares subject to the Share Price Performance Condition will vest in the initial two-year period following the grant and up to 50% of the shares subject to the Share Price Performance Condition will vest over the subsequent two-year period following the grant.
•For the 2016 award, the initial two-year period is through to January 1, 2018 and the subsequent two-year period is through to January 1, 2020.
•For the 2017 award, the initial two-year period is through to January 1, 2019 and the subsequent two-year period is through to January 1, 2021.
•For the 2018 award, the initial two-year period is through to January 1, 2020 and the subsequent two-year period is through to January 1, 2022.
With respect to each such award, if the respective EBITDA Performance Condition is satisfied, up to 50% of such award subject to the EBITDA Performance Condition will vest on January 1, 2020, 2021 and 2022, respectively, as the case may be.
In September 2018, 294,810 restricted shares granted as part of the 2016 Management Share Awards vested at a share price of $20.72, resulting in the issuance of 181,054 ordinary shares to participants in the LTIP in October 2018 (net of 113,756 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares).
The stock compensation charge reported within the Consolidated Statement of Profit or Loss for the year ended December 31, 2018 related to the management plan is €12.1 million (year ended December 31, 2017: €1.8 million: year ended December 31, 2016: €0.6 million)

The Company calculates the cost of the Management Share Awards based upon their fair value using the Monte Carlo Model, which is considered to be the most appropriate methodology considering the restricted shares only vest once the market performance conditions have been satisfied, as well as expected exercise period and the payment of dividends by the Company. Following a revision to the January 1, 2016 and 2017 awards, which included changes to the EBITDA Performance Conditions and benchmark market share price targets, the inputs and assumptions underlying the Monte Carlo models for all awards outstanding as of valuation date are now as follows:

	January 1, 2016 award	January 1, 2017 award	January 1, 2018 award
Revised grant date price	$16.91	$16.91	$16.91
Exercise price	$—	$—	$—
Expected life of restricted share	0.78 - 2.00 years	1.25 - 3.00 years	2.54 - 4.00 years
Expected volatility of the share price	22.0%	22.0%	24.0%
Dividend yield expected	—%	—%	—%
Risk free rate	2.06%	2.15%	2.23%
Employee exit rate	19.0%	19.0%	19.0%
EBITDA Performance Target Condition	70.0%-90.0%	50.0%-70.0%	40.0%-50.0%

The expected volatility of the share price inputs above were estimated by referencing selected quoted companies which are considered to exhibit some degree of comparability with the Company, as the Company has only been listed for approximately three years.

Based on the assessment of fair value and the number of shares expected to vest, the total fair values in respect of the restricted shares are:

•2016 award - $19.6 million (€15.9 million)
•2017 award - $4.2 million (€3.4 million)
•2018 award - $1.6 million (€1.3 million)
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
In June 2018, former Non-Executive Directors exercised 9,375 of 125,000 initial options granted to them for €0.1 million. The remaining 115,625 options expire in June 2020.

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

9)	Directors and Key Management compensation

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
	€m	€m	€m
Short-term employee benefits	3.3	2.0	2.1
Share-based payment expense	6.3	1.4	0.9
Termination benefits	0.1	0.4	—
Non-Executive Director fees	0.4	0.3	0.2
Total Directors' and executive officers' compensation	10.1	4.1	3.2
All significant management decision making authority is vested within the Board of Directors and the executive team, therefore key management are considered to be the Directors and executive Officers.

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Benefits are accruing to the following number of key management personnel under:
Defined contribution plans	3	2	1
Share based payment schemes	3	2	3

10)	Finance income and costs

		Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
	Note	€m	€m	€m
Interest income		0.2	0.2	5.9
Net fair value gains on derivatives held for trading		1.4	7.0	—
Net foreign exchange gains on translation of financial assets and liabilities		—	—	18.3
Finance income		1.6	7.2	24.2
Cash pay interest expense		(64.4)	(54.0)	(68.7)
Cross-currency interest rate swaps: cash flow hedges, transfer from equity		14.6	3.9	—
Other interest expense		—	—	(2.8)
Net pension interest costs		(3.8)	(3.6)	(4.1)
Amortization of borrowing costs		(1.5)	(2.7)	(5.0)
Net foreign exchange losses on translation of financial assets and liabilities		(0.3)	(3.9)	—
Interest on unwinding of discounted items		(1.1)	(1.2)	(1.4)
Net fair value losses on derivatives held for trading		—	—	(4.3)
Financing costs incurred in amendment of terms of debt(1)		(1.1)	(20.1)	—
Finance costs		(57.6)	(81.6)	(86.3)
Net finance costs		(56.0)	(74.4)	(62.1)

(1)     In the prior year a one-off charge of €20.1 million was incurred as a consequence of the refinancing in May 2017 and repricing in December 2017. Of this, deferred transaction costs of €15.7 million relating to the previous senior debt were written off.

11)	Taxation

		Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
	Note	€m	€m	€m
Current tax expense
Current tax on profits for the period		(63.9)	(37.5)	(58.9)
Adjustments in respect of prior periods		2.8	3.2	(0.6)
		(61.1)	(34.3)	(59.5)
Deferred tax income/(expense)
Origination and reversal of temporary differences		4.5	(2.1)	12.9
Impact of change in tax rates		—	4.4	7.0
	16	4.5	2.3	19.9
Total tax expense		(56.6)	(32.0)	(39.6)

Reconciliation of effective tax rate:

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
	€m	€m	€m
Profit before tax	227.1	168.5	76.0
Tax charge at the standard UK corporation tax rate 19% (2017: 19.25%; 2016: 20%)	(43.2)	(32.5)	(15.2)
Difference in tax rates	(14.8)	(10.0)	(10.0)
Non tax deductible interest	—	4.4	—
Other income and expenses not taxable or deductible	5.3	16.8	(7.4)
Unrecognized tax assets	0.6	(19.3)	(1.8)
Provisions for uncertainties	(7.3)	1.0	(11.6)
Impact of change in deferred tax rates	—	4.4	7.0
Prior period adjustment	2.8	3.2	(0.6)
Total tax expense	(56.6)	(32.0)	(39.6)
Effective tax rates
Effective from and including January 12, 2016, the Company become a resident in the United Kingdom for United Kingdom tax purposes. The effective tax rate for the year ended December 31, 2018 was 24.9% (year ended December 31, 2017: 19%). The change is principally caused by higher tax rates applied to profits in other jurisdictions and by a reduction in the use of certain tax losses, partly offset by certain incentives to invest in research and development.
The Company operates in many different jurisdictions and in some of these, certain matters are under discussion with local tax authorities. These discussions are often complex and can take many years to resolve. Accruals for tax contingencies require management to make estimates and judgments with respect to the ultimate outcome of a tax audit, and actual results could vary from these estimates. Where tax exposures can be quantified, a provision is made based on best estimates and management’s judgments. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could, in future years, experience adjustments to this provision, including releases of provisions when those exposures become time-barred.
Notwithstanding this, management believes that the Company’s position on all open matters including those in current discussion with local tax authorities is robust and that the Company is appropriately provided.
Following the enactment of the Finance Act 2016, the standard rate of corporation tax in the UK is 19% for 2018 (2017: 19.25%). The standard rate of corporation tax in the UK reduced from 20% to 19% with effect from April 1, 2017 and will reduce by a further 2% to 17% from April 1 2020. As the reductions to 19% and 17% were substantially enacted on September 6, 2016, these rates are reflected in these financial statements.

The tax (credit)/charge relating to components of other comprehensive income is as follows:

		Before tax	Tax (credit)/ charge	After tax
Year ended December 31, 2018	Note	€m	€m	€m
Remeasurement of post-employment benefit liabilities		12.9	(3.3)	9.6
Net investment hedge		(5.6)	—	(5.6)
Cash flow hedges		(15.5)	4.0	(11.5)
Other comprehensive (income)/loss		(8.2)	0.7	(7.5)
Current tax		—	—	—
Deferred tax	16	—	0.7	—
		—	0.7	—
		Before tax	Tax (credit)/ charge	After tax
Year ended December 31, 2017	Note	€m	€m	€m
Remeasurement of post-employment benefit liabilities		(2.9)	2.0	(0.9)
Net investment hedge		0.8	—	0.8
Cash flow hedges		16.4	(5.0)	11.4
Other comprehensive loss/(income)		14.3	(3.0)	11.3
Current tax		—	—	—
Deferred tax	16	—	(3.0)	—
		—	(3.0)	—
		Before tax	Tax charge	After tax
Year ended December 31, 2016	Note	€m	€m	€m
Remeasurement of post-employment benefit liabilities		23.6	6.3	29.9
Net investment hedge		0.5	—	0.5
Cash flow hedges		(10.1)	2.8	(7.3)
Other comprehensive loss/(income)		14.0	9.1	23.1
Current tax		—	—	—
Deferred tax	16	—	9.1	—
		—	9.1	—

12)	Property, plant and equipment

	Land and buildings	Plant and equipment	Computer equipment	Total
	€m	€m	€m	€m
Cost
Balance at December 31, 2016	110.5	230.3	2.8	343.6
Additions	11.6	26.0	0.4	38.0
Disposals	(0.1)	(1.1)	—	(1.2)
Effect of movements in foreign exchange	(4.6)	(12.7)	—	(17.3)
Balance at December 31, 2017	117.4	242.5	3.2	363.1
Acquisitions through business combinations	32.7	28.1	0.5	61.3
Additions	6.7	24.5	5.3	36.5
Disposals	(3.5)	(0.5)	—	(4.0)
Effect of movements in foreign exchange	(1.5)	(4.4)	—	(5.9)
Balance at December 31, 2018	151.8	290.2	9.0	451.0
Accumulated depreciation and impairment
Balance at December 31, 2016	5.8	38.4	1.2	45.4
Depreciation	6.1	28.9	0.9	35.9
Impairment	—	0.3	—	0.3
Effect of movements in foreign exchange	(3.7)	(10.2)	—	(13.9)
Balance at December 31, 2017	8.2	57.4	2.1	67.7
Depreciation	7.2	31.7	0.4	39.3
Effect of movements in foreign exchange	(1.1)	(3.6)	(0.1)	(4.8)
Balance at December 31, 2018	14.3	85.5	2.4	102.2
Net book value December 31, 2016	104.7	191.9	1.6	298.2
Net book value December 31, 2017	109.2	185.1	1.1	295.4
Net book value December 31, 2018	137.5	204.7	6.6	348.8
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

13)	Goodwill and Intangibles

	Goodwill	Brands	Computer software	Customer relationships	Total
	€m	€m	€m	€m	€m
Cost
Balance at December 31, 2016	1,745.6	1,688.9	14.7	31.0	3,480.2
Additions	—	—	4.6	—	4.6
Effect of movements in foreign exchange	—	—	(1.0)	—	(1.0)
Balance at December 31, 2017	1,745.6	1,688.9	18.3	31.0	3,483.8
Acquisitions through business combinations	115.4	362.2	1.1	—	478.7
Additions	—	—	6.6	—	6.6
Effect of movements in foreign exchange	—	—	(0.6)	—	(0.6)
Balance at December 31, 2018	1,861.0	2,051.1	25.4	31.0	3,968.5

	Goodwill	Brands	Computer software	Customer relationships	Total
	€m	€m	€m	€m	€m
Accumulated amortization and impairment
Balance at December 31, 2016	—	0.8	4.6	2.6	8.0
Amortization	—	0.7	3.6	2.2	6.5
Effect of movements in foreign exchange	—	—	(0.7)	—	(0.7)
Balance at December 31, 2017	—	1.5	7.5	4.8	13.8
Amortization	—	1.2	3.6	2.2	7.0
Effect of movements in foreign exchange	—	—	(0.5)	—	(0.5)
Balance at December 31, 2018	—	2.7	10.6	7.0	20.3
Net book value December 31, 2016	1,745.6	1,688.1	10.1	28.4	3,472.2
Net book value December 31, 2017	1,745.6	1,687.4	10.8	26.2	3,470.0
Net book value December 31, 2018	1,861.0	2,048.4	14.8	24.0	3,948.2
Amortization of €7.0 million (December 31, 2017: €6.5 million; December 31, 2016: €7.8 million) is included in ‘other operating expenses’ in the Consolidated Statement of Profit or Loss.
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

•
Budgeted cash flows: the calculation of value in use has been based on the cash flow forecasts by management for 2019 to 2021. The trends in these forecasts have been extrapolated to produce 2022 and 2023 forecast cash flows. Beyond 2023 the same assumptions have been applied for future periods in the absence of longer term detailed forecasts. These plans have been prepared and approved by management, and incorporate past performance of the entities acquired in the period, historical growth rates and projections of developments in key markets.

•	Sales: projected sales are built up with reference to markets and product platforms. They incorporate past performance, historical growth rates and projections of developments in key markets.

•	Adjusted EBITDA Margin: projected margins reflect historical performance.

•	Capital expenditure forecast reflects one-off additional capital expenditure required in order to roll-out the Company's ERP system to recently acquisitions.

•
Discount rate: a pre-tax discount rate of 8.2% (2017: 8.0%) was applied to the cash flows. This discount rate has been calculated using a capital asset pricing model using observable market data, including the share price of Nomad Foods Limited.

•
Long-term growth rates: the growth rate used in the testing after the detailed forecasting period was 1.0% (2017: 1.0%). These rates do not reflect the long-term assumptions used by the Company for investment planning.

Sensitivity to changes in assumptions
Impairment was not required at either December 31, 2018 or December 31, 2017. In each case the valuations derived from the discounted cash flow model indicate a sufficient amount of headroom for which any reasonably possible change to key assumptions is unlikely to result in an impairment of the related goodwill.

14)	Acquisitions
(a) Goodfella’s Pizza
On April 21, 2018, the Company completed its acquisition of all of the share capital of Green Isle Foods Limited (“Goodfella’s Pizza”) for £209.7 million (€239.0 million), including post-acquisition working capital and net debt adjustments. Goodfella’s Pizza (legal entity subsequently renamed Birds Eye Pizza Limited), is a pizza producer based in Ireland that complements our existing business model.
The preliminary assessment of the fair values of assets and liabilities of Birds Eye Pizza Limited at the date of acquisition and the consideration paid was as follows:

April 21, 2018
€m
Assets:
Intangible assets	158.0
Property, plant and equipment	33.2
Current assets	7.5
Inventories	10.7
Deferred tax assets	0.9
Total assets	210.3

Liabilities:
Current liabilities	31.2
Deferred tax liabilities	22.6
Total liabilities	53.8

Total identifiable net assets acquired	156.5

Total purchase consideration	239.0

Total identifiable net assets acquired	(156.5)

Goodwill	82.5

The preliminary estimate of goodwill is €82.5 million. The goodwill recognized is attributable mainly to the growth prospects for the business expected organically and operational synergies.

If new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition are identified, then the accounting for the acquisition will be revised. The figures presented include working capital and net debt revisions post acquisition.
During the period from April 21, 2018 until December 31, 2018, the Goodfella's Pizza business contributed total revenue of €109.5 million and profit before tax of €6.1 million to the Company's results.
(b) Toppfrys AB
Effective March 2, 2018, the Company acquired a 60% stake of the outstanding share capital of Toppfrys AB, a pea processing business in Sweden that complements our existing business model. The Company paid €1.7 million (SEK 17.0 million) for the equity share acquired and subsequently provided loans of €1.5 million (SEK 13.6 million), bringing the total payments to €3.2 million (SEK 30.6 million). The Company has consolidated the business and has recognized a 40% non-controlling interest as it was determined to have control based on an assessment of the acquired business. The shareholder arrangements include a put option for the non-controlling interest to sell their remaining shares from 2020 and call options for the Company to acquire the remaining shares from 2022.
The provisional 60% stake of net liabilities acquired were valued at €0.1 million, resulting in a provisional estimate of goodwill of €1.8 million. The Company believes the future value of goodwill will be obtained through its market position in Sweden. The revenue and profit or loss since the acquisition date are immaterial to the consolidated financial statements.
On December 29, 2018, the Company increased its stake in Toppfrys AB to 81%, acquiring newly issued shares for consideration of €3.0 million (SEK 30.7 million). The shares were settled in exchange for loans payable by the subsidiary to another wholly owned subsidiary. The Company continues to consolidate the business and has recognized a 19% non-controlling interest from this date.
(c) Aunt Bessie's
On July 2, 2018, the Company completed its acquisition of all the share capital of Aunt Bessie’s Limited (“Aunt Bessie's”) from William Jackson & Son Limited for a purchase price of £209.0 million (€235.9 million). Aunt Bessie’s is a leading frozen food company in the United Kingdom where it manufactures, distributes and sells a range of branded frozen food products. The Aunt Bessie’s brand holds number one and number two market share positions, respectively, within frozen Yorkshire puddings and frozen potatoes, which combine to represent the majority of its revenues.

The preliminary assessment of the fair values of assets and liabilities of Aunt Bessie's at the date of acquisition and the consideration paid was as follows:

July 2, 2018
€m
Assets:
Intangible assets	205.3
Property, plant and equipment	23.1
Current assets	19.5
Inventories	13.2
Total assets	261.1

Liabilities:
Current liabilities	18.7
Deferred tax liabilities	37.6
Total liabilities	56.3

Total identifiable net assets acquired	204.8

Total purchase consideration	235.9

Total identifiable net assets acquired	(204.8)

Goodwill	31.1
The preliminary estimate of goodwill is €31.1 million. The goodwill recognized is attributable mainly to the growth prospects for the business expected organically and operational synergies.
If new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition are identified, then the accounting for the acquisition will be revised.
During the period from July 2, 2018 until December 31, 2018, the business contributed total revenue of €71.5 million and profit before tax of €8.1 million to the Company's results.
(d) Impact of all acquisitions on financial statements
Acquisition related costs of €8.9 million are recognized as an expense in other operating expenses.
If all acquisitions had occurred on January 1, 2018, management estimates that the combined Company would have revenue of €2,287.5 million and profit before tax of €239.8 million for the year ended December 31, 2018.
(e) Purchase consideration - cash outflow

	For the year ended December 31,
	2018	2017
Outflow of cash to acquire subsidiary, net of cash acquired	€m	€m
Cash consideration	474.9	—
Less cash acquired	(9.8)	—
Net outflow of cash - investing activities	465.1	—

15)	Investments
The following are the Company's significant investments as of December 31, 2018.

	Activity	Country of incorporation	Class of shares held	Ownership as of
				Dec 31, 2018
Nomad Foods Europe Holdings Limited	Holding	England	Ordinary	100%
Nomad Foods Europe Holdco Limited	Holding	England	Ordinary	100%
Nomad Foods Europe Finco Limited	Holding	England	Ordinary	100%
Nomad Foods Europe Midco Limited	Holding/ Finance	England	Ordinary	100%
Nomad Foods Bondco Plc	Finance	England	Ordinary	100%
Nomad Foods Lux S.à.r.l.	Finance	Luxembourg	Ordinary	100%
Nomad Foods Europe Limited	Management	England	Ordinary	100%
Birds Eye Limited	Trading	England	Ordinary	100%
Nomad Foods Europe Finance Limited	Finance	England	Ordinary	100%
Aunt Bessie's Limited	Trading	England	Ordinary	100%
Birds Eye Ireland Limited	Trading	Republic of Ireland	Ordinary	100%
Birds Eye Pizza Limited	Trading	Republic of Ireland	Ordinary	100%
Iglo Holding GmbH	Holding	Germany	Ordinary	100%
Iglo Nederland B.V.	Trading	Netherlands	Ordinary	100%
Iglo Belgium S.A.	Trading	Belgium	Ordinary	100%
Iglo Portugal	Trading	Portugal	Ordinary	100%
Iglo Austria Holdings GmbH	Holding	Austria	Ordinary	100%
C.S.I. Compagnia Surgelati Italiana S.R.L	Trading	Italy	Ordinary	100%
Findus Sverige Holdings AB	Holding	Sweden	Ordinary	100%
Iglo GmbH	Trading	Germany	Ordinary	100%
Frozen Fish International GmbH	Trading	Germany	Ordinary	100%
Liberator Germany Newco GmbH	Property	Germany	Ordinary	100%
Iglo Austria GmbH	Trading	Austria	Ordinary	100%
Findus Sverige AB	Trading	Sweden	Ordinary	100%
Frionor Sverige AB	Holding	Sweden	Ordinary	100%
Findus Holdings France SAS	Holding	France	Ordinary	100%
Findus France SAS	Trading	France	Ordinary	100%
Findus Espana SLU	Trading	Spain	Ordinary	100%
Findus Danmark A/S	Trading	Denmark	Ordinary	100%
Findus Finland Oy	Trading	Finland	Ordinary	100%
Findus Norge AS	Trading	Norway	Ordinary	100%
Findus Norge Holding AS	Holding	Norway	Ordinary	100%
Toppfrys AB	Trading	Sweden	Ordinary	81%

16)	Deferred tax assets and liabilities
Recognized deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following:

	Dec 31, 2018			Dec 31, 2017
	Assets	Liabilities	Total	Assets	Liabilities	Total
	€m	€m	€m	€m	€m	€m
Property, plant and equipment	15.6	(28.0)	(12.4)	13.5	(28.7)	(15.2)
Intangible assets	0.3	(354.4)	(354.1)	0.1	(295.1)	(295.0)
Employee benefits	30.0	(0.4)	29.6	28.2	—	28.2
Tax value of loss carry forwards	19.1	—	19.1	15.6	—	15.6
Derivative financial instruments	—	(2.5)	(2.5)	0.9	0.5	1.4
Other	3.7	(6.8)	(3.1)	6.0	(4.4)	1.6
Tax assets/(liabilities)	68.7	(392.1)	(323.4)	64.3	(327.7)	(263.4)
Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable.
Deferred tax assets that the Company has not recognized in the financial statements amount to €66.3 million (December 31, 2017: €65.3 million). These deferred tax assets had not been recognized as the likelihood of recovery is not probable.
The aggregate deferred tax relating to items that have been debited directly to equity is €0.7 million (December 31, 2017: credit of €3 million).
Movement in deferred tax during the year:

	Opening balance Jan 1, 2018	Opening balance restatement due to IFRS 9 transition	Acquired in business combinations	Recognized in Statement of Profit or Loss	Recognized in Other Comprehensive Income	Movement in foreign exchange	Closing balance Dec 31, 2018
	€m	€m		€m	€m	€m	€m
Property, plant and equipment	(15.2)	—	—	3.2	—	(0.4)	(12.4)
Intangible assets	(295.0)	—	(59.3)	0.2	—	—	(354.1)
Employee benefits	28.2	—	—	(1.5)	3.3	(0.4)	29.6
Tax value of loss carry forwards	15.6	—	—	3.5	—	—	19.1
Derivative financial instruments	1.4	—	—	0.1	(4.0)	—	(2.5)
Other	1.6	(3.7)	—	(1.0)	—	—	(3.1)
Total deferred tax	(263.4)	(3.7)	(59.3)	4.5	(0.7)	(0.8)	(323.4)

	Opening balance Jan 1, 2017	Acquired in business combinations	Recognized in Statement of Profit or Loss	Recognized in Other Comprehensive Income	Movement in foreign exchange	Closing balance Dec 31 2017
	€m	€m	€m	€m	€m	€m
Property, plant and equipment	(23.3)	—	8.2	—	(0.1)	(15.2)
Intangible assets	(291.3)	—	(3.7)	—	—	(295.0)
Employee benefits	27.7	—	2.5	(2.0)	—	28.2
Tax value of loss carry forwards	18.9	—	(3.0)	—	(0.3)	15.6
Derivative financial instruments	(3.3)	—	(0.3)	5.0	—	1.4
Other	3.0	—	(1.4)	—	—	1.6
Total deferred tax	(268.3)	—	2.3	3.0	(0.4)	(263.4)

17)	Inventories

	Dec 31, 2018	Dec 31, 2017
	€m	€m
Raw materials and consumables	81.6	82.9
Work in progress	50.7	41.0
Finished goods and goods for resale	210.2	183.0
Total inventories	342.5	306.9
During the year ended December 31, 2018 €7.1 million (year ended December 31, 2017 €7.6 million, year ended December 31, 2016: €6.4 million) was charged to the Consolidated Statement of Profit or Loss for the write down of inventories.

18)	Trade and other receivables

	Dec 31, 2018	Dec 31, 2017
Current assets	€m	€m
Trade receivables	98.3	94.7
Prepayments and accrued income	9.2	10.1
Other receivables	38.4	19.7
Tax receivable	28.0	22.6
Total current trade and other receivables	173.9	147.1
Non-current assets
Other receivables	2.6	4.3
Total non-current trade and other receivables	2.6	4.3
Total trade and other receivables	176.5	151.4

Trade receivables, prepayments and other receivables, except for those defined as non-current, are expected to be recovered in less than 12 months. Other receivables includes VAT receivable.

The ageing of trade receivables is detailed below:

	Gross	Impaired	Net
December 31, 2018	€m	€m	€m
Not past due	228.5	—	228.5
Past due less than 1 month	20.9	—	20.9
Past due 1 to 3 months	4.8	—	4.8
Past due 3 to 6 months	1.6	(0.2)	1.4
Past due more than 6 months	5.6	(4.1)	1.5
Sub-total	261.4	(4.3)	257.1
Reduction in trade-terms*			(158.8)
Total trade receivables			98.3
	Gross	Impaired	Net
December 31, 2017	€m	€m	€m
Not past due	243.4	—	243.4
Past due less than 1 month	35.6	(0.7)	34.9
Past due 1 to 3 months	4.8	(0.3)	4.5
Past due 3 to 6 months	0.2	(0.2)	—
Past due more than 6 months	5.3	(4.9)	0.4
Sub-total	289.3	(6.1)	283.2
Reduction in trade-terms*			(188.5)
Total trade receivables			94.7
* Refer to Note 4(a). Reduction in trade term amounts are primarily not past due.
All impaired trade receivables have been provided based on expected credit losses.
The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable. The Company does not hold any collateral as security.
Debts past due are not impaired where there are eligible trade terms deductions which can be offset against them.
The Company entered into facilities with third-party banks in which the Company may sell qualifying trade debtors on a non-recourse basis. Under the terms of the agreements, the Company has transferred substantially all the credit risks and control of the receivables, which are subject to this agreement, and accordingly €51.0 million (December 31, 2017: minimal) of trade receivables has been derecognized at the period end.
Liabilities related to contracts with customers
The Company has recognized the following liabilities related to contracts with customers:

	Dec 31, 2018	Dec 31, 2017
	€m	€m
Trade terms liabilities reported within trade receivables	(158.8)	(188.5)
Trade terms liabilities reported within trade and other payables (Note 22)	(79.5)	(39.5)
Total trade terms liabilities	(238.3)	(228.0)
Significant changes to trade terms
Trade terms have increased in value compared to the prior period as the Company has acquired the Goodfella's Pizza and Aunt Bessie's businesses in 2018.

Revenue recognized in relation to trade terms
Trade terms relate to sales made with variable consideration and are an estimate as disclosed in Note 4(a). Revenue recognized in the year ended December 31, 2018 relating to performance obligations that were satisfied in the prior year was €17.2 million (2017: €16.8 million).

19)	Indemnification assets

	Year ended December 31,
	2018	2017
	€m	€m
Balance at January 1	73.8	65.5
Recognized through business combinations	6.1	—
Remeasurement	—	10.4
Utilized	(0.5)	—
Release of indemnified provision	—	(2.1)
Balance at December 31	79.4	73.8
As at the December 31, 2018, €73.8 million (December 31, 2017: €73.8 million) of the indemnification assets relate to the acquisition of the Findus Group for which 6,964,417 shares are held in escrow and are valued at $16.72 (€14.62) (December 31, 2017: 6,964,417 shares valued at $16.91 (€14.13)) each. The shares placed in escrow will be released in stages over a four-year period beginning January 2019 and each anniversary thereafter. In January 2019, 4,901,330 shares were released from escrow. As a consequence the indemnification asset will be reduced with a corresponding charge to the income statement within the 2019 financial statements.
The indemnification asset of €6.1 million recognized in relation to the Goodfella’s Pizza acquisition relates to several contingent liabilities that arose prior to acquisition. As at December 31, 2018, €0.5 million of the indemnification assets relate to liabilities with customers for which the seller has provided an indemnity. The remainder relates to other contingent liabilities which are covered by insurance policies taken out by the seller. A liability has also been recognized in the balance sheet to the same extent as the asset.

20)	Cash and cash equivalents

	Dec 31, 2018	Dec 31, 2017
	€m	€m
Cash and cash equivalents	327.5	219.0
Restricted cash	0.1	0.2
Total cash and cash equivalents	327.6	219.2
‘Cash and cash equivalents’ comprise cash balances and deposits. Restricted cash comprises money that is primarily reserved for a specific purpose and therefore not available for immediate or general business use.

21)	Loans and borrowings
The repayment profile of the syndicated and other loans held by the Company is as follows:

	Dec 31, 2018	Dec 31, 2017
	€m	€m
Current liabilities/(assets)
Syndicated loans	23.4	5.1
Less deferred borrowing costs to be amortized within 1 year	(2.0)	(1.8)
Total due in less than one year	21.4	3.3
Non-current liabilities
Syndicated loans	1,351.8	1,004.4
2024 fixed rate senior secured notes	400.0	400.0
Less deferred borrowing costs to be amortized in 2-5 years	(7.9)	(7.2)
Less deferred borrowing costs to be amortized in more than 5 years	(1.0)	(2.1)
Total due after more than one year	1,742.9	1,395.1
Total borrowings	1,764.3	1,398.4

On May 3, 2017 the Company completed a refinancing of its Senior debt. All Senior debt as at the balance sheet date was repaid and replaced with new Senior Euro debt of €500.0 million and Senior U.S. Dollar debt of $610.0 million. Both are repayable on May 15, 2024. The Senior U.S. Dollar debt requires a mandatory repayment of 1% of notional outstanding, of which $6.6 million was repaid in 2018. The existing revolving credit facility was also replaced with a new €80.0 million facility, which is available until May 15, 2023 and may be utilized to support working capital requirements, including letters of credit and bank guarantees.
Concurrent to the refinancing, the Company through its indirect, wholly-owned subsidiary, Nomad Foods Bondco Plc, repaid the senior secured notes due 2020 and completed a private offering of €400.0 million aggregate principal amount of 3.25% senior secured notes due May 15, 2024 (the “Notes”). Interest on the Notes accrued from the date of issue, payable semi-annually in arrears on May 15 and November 15, commencing on November 15, 2017. Both the new Senior debt and the Notes are guaranteed on a senior basis by the Company and certain subsidiaries thereof. Eligible transaction costs of approximately €9.8 million were capitalized as part of the refinancing and will be amortized over the life of the debt.
On December 20, 2017 we further amended and restated our Senior Facilities Agreement to reprice our $610.0 million and €500.0 million term loan facilities. The margin was reduced by 50 basis points on the U.S. Dollar-denominated term loan and 25 basis points on the Euro-denominated term loan. There were no changes to the maturity dates of the term loan facilities. We also established a $50.0 million incremental term loan facility and a €58.0 million incremental term loan facility. These amendments were accounted for as a modification of the existing loan. On January 31, 2018, the $50.0 million incremental term loan facility was fully drawn and on February 9, 2018, the €58.0 million incremental term loan facility was fully drawn. Eligible transaction costs of approximately €2.5 million have been capitalized as part of this amendment and will be amortized over the life of the debt.
On June 15, 2018, we amended and restated our Senior Facilities Agreement to establish an incremental U.S. Dollar denominated term loan that increased the amount of U.S. Dollar Term Loans by $300 million to $953.4 million. Principal outstanding under the Euro-denominated term loan remained unchanged at €558.0 million. The maturity dates are May 2024 for both Euro and U.S. Dollar denominated Term Loans. In addition to the U.S. Dollar and Euro denominated Term Loans, the Senior Facilities includes a multicurrency revolving credit facility of €80.0 million that matures in May 2023.
As at December 31, 2018 €16.8 million (December 31, 2017: €14.0 million) has been utilized for issuance of letters of credit and bank guarantees.

Change in measurement of debt arising on transition to IFRS 9
The repricing of our $610.0 million and €500.0 million term loan facilities on December 20, 2017 represents a modification of a financial liability measured at amortized cost, this was initially accounted for in line with IAS 39, whereby the modified cash flows were discounted at the revised effective interest rate, so that no gain or loss was recognized. However, IFRS 9, which has been applied retrospectively as at the transition date of January 1, 2018, recognize the modified cash flows at the original effective interest rate, which has led to a transition adjustment directly to the accumulated deficit reserve and a reduction in the carrying value of the debt.
As a consequence, the carrying value of the USD loan has been reduced by $17.4 million (€14.6 million) and the EUR loan has been reduced by €7.2 million as at the transition date of January 1, 2018. No changes have been made to the loan values for the prior period which continue to be presented in accordance with IAS 39.
Guarantees and secured assets
The Senior Facility arrangements that govern the Company’s Senior debt, establishes security over the assets of the “Guarantor Group”. The Guarantor Group consists of those companies which individually have more than 5% of consolidated total assets or EBITDA (as defined in the Senior Facilities Agreement) of the Company and in total comprise more than 80% of consolidated total assets or EBITDA at any testing date.
In connection with its pension scheme, Findus Sverige AB, a 100% owned subsidiary, is required to obtain credit insurance with PRI Pensionsgaranti (“PRI”), a credit insurance company that provides insurance annually against the risk of a sponsoring company’s insolvency. In connection with such credit insurance, as at December 31, 2018 Findus Sverige AB has granted floating charges over certain assets in favor of PRI in an amount of SEK 300 million (€29.3 million) (December 31, 2017: €30.5 million) and Nomad Foods Limited has issued a parent guarantee to PRI which will not exceed SEK 450 million (€43.9 million) (December 31, 2017: €50.3 million) and has a maturity date of March 31, 2021.

22)	Trade and other payables

	Dec 31, 2018	Dec 31, 2017
Current liabilities	€m	€m
Trade payables	321.1	289.4
Accruals and deferred income	125.3	109.6
Trade terms payable	79.5	39.5
Social security and other taxes	19.0	18.2
Other payables	19.0	17.7
Financial payables	7.7	3.1
Total current trade and other payables	571.6	477.5
Non-current liabilities
Accruals and deferred income	1.3	1.8
Total non-current trade and other payables	1.3	1.8
Total trade and other payables	572.9	479.3

23)	Employee benefits
The Company operates defined benefit pension plans in Germany, Italy, Sweden and Austria, as well as various defined contribution plans in other countries.

i.	Defined contribution plans
The total expense relating to defined contribution plans for the year ended December 31, 2018 was €9.1 million (year ended December 31, 2017: €8.5 million, year ended December 31, 2016: €9.6 million)

ii.	Defined benefit plans
The Company operates partially funded defined benefit pension plans in Germany and Austria as well as unfunded plans in Sweden and Italy. In addition, an unfunded post-retirement medical plan is operated in Austria. In Germany and Italy long term service awards are in operation and various other countries provide other employee benefits.

	Dec 31, 2018	Dec 31, 2017
	€m	€m
Total employee benefit obligations-Germany	128.0	117.5
Total employee benefit obligations-Sweden	60.5	59.8
Total employee benefit obligations-Italy	4.7	5.3
Total employee benefit obligations-Austria	4.3	2.8
Sub-total	197.5	185.4
Total net employee benefit obligations-other countries	3.1	3.0
Total net employee benefit obligations	200.6	188.4
The obligation of €3.1 million (December 31, 2017: €3.0 million) in respect of other countries is the aggregate of a number of different types of minor schemes, each one not being considered material individually or in aggregate. Consequently detailed disclosure of these schemes is not provided.
The amount included in the Statement of Financial Position arising from the Company’s obligations in respect of its defined benefit retirement plans and post-employment benefits is as follows:

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
December 31, 2018	€m	€m	€m
Present value of unfunded defined benefit obligations	65.8	4.8	70.6
Present value of funded defined benefit obligations	208.4	—	208.4
Subtotal present value of defined benefit obligations	274.2	4.8	279.0
Fair value of plan assets	(81.5)	—	(81.5)
Recognized liability for net defined benefit obligations	192.7	4.8	197.5

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
December 31, 2017	€m	€m	€m
Present value of unfunded defined benefit obligations	65.7	4.9	70.6
Present value of funded defined benefit obligations	196.1	—	196.1
Subtotal present value of defined benefit obligations	261.8	4.9	266.7
Fair value of plan assets	(81.3)	—	(81.3)
Recognized liability for net defined benefit obligations	180.5	4.9	185.4

Movements in recognized liability for net defined benefit obligations:

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
	€m	€m	€m
Opening balance January 1, 2018	180.5	4.9	185.4
Current service cost	3.9	(0.1)	3.8
Interest cost	3.6	—	3.6
Actuarial losses	12.9	—	12.9
Contributions to plan	(0.6)	—	(0.6)
Benefits paid	(5.4)	—	(5.4)
Exchange adjustments	(2.2)	—	(2.2)
As at December 31, 2018	192.7	4.8	197.5

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
	€m	€m	€m
Opening balance January 1, 2017	182.9	4.9	187.8
Current service cost	4.1	(0.1)	4.0
Interest cost	3.5	0.1	3.6
Actuarial gains	(2.9)	—	(2.9)
Contributions to plan	(0.5)	—	(0.5)
Benefits paid	(4.9)	—	(4.9)
Exchange adjustments	(1.7)	—	(1.7)
As at December 31, 2017	180.5	4.9	185.4

Movements in present value of defined benefit obligations:

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
	€m	€m	€m
Opening balance January 1, 2018	261.8	4.9	266.7
Current service cost	3.9	(0.1)	3.8
Interest cost	5.2	—	5.2
Actuarial experience losses	0.5	—	0.5
Actuarial losses arising from changes in financial assumptions	13.8	—	13.8
Actuarial gains arising from changes in demographic assumptions	(1.1)	—	(1.1)
Contributions to plan	0.4	—	0.4
Benefits paid	(8.1)	—	(8.1)
Exchange adjustments	(2.2)	—	(2.2)
As at December 31, 2018	274.2	4.8	279.0

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
	€m	€m	€m
Opening balance January 1, 2017	262.7	4.9	267.6
Current service cost	4.1	(0.1)	4.0
Interest cost	4.9	0.1	5.0
Actuarial experience losses	0.5	—	0.5
Actuarial losses arising from changes in financial assumptions	1.5	—	1.5
Actuarial gains arising from changes in demographic assumptions	(3.0)	—	(3.0)
Contributions to plan	0.3	—	0.3
Benefits paid	(7.5)	—	(7.5)
Exchange adjustments	(1.7)	—	(1.7)
As at December 31, 2017	261.8	4.9	266.7

Movements in fair value of plan assets of defined benefit retirement plans:

2018
€m
Opening balance January 1, 2018	81.3
Interest income	1.6
Actuarial gains arising from the return on plan assets, excluding interest income	0.3
Contributions by employer	0.5
Contributions by members	0.5
Benefits paid	(2.7)
As at December 31, 2018	81.5

2017
€m
Opening balance January 1, 2017	79.8
Interest income	1.4
Actuarial gains arising from the return on plan assets, excluding interest income	1.9
Contributions by employer	0.5
Contributions by members	0.3
Benefits paid	(2.6)
As at December 31, 2017	81.3
Expense recognized in the Consolidated Statement of Profit or Loss:

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
	2018	2018	2018
	€m	€m	€m
Current service cost	3.9	(0.1)	3.8
Interest cost	3.6	—	3.6
For the year ended December 31, 2018	7.5	(0.1)	7.4

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
	2017	2017	2017
	€m	€m	€m
Current service cost	4.1	(0.1)	4.0
Interest cost	3.5	0.1	3.6
For the year ended December 31, 2017	7.6	—	7.6
Current service cost is allocated between cost of sales and other operating expenses. Interest on net defined benefit obligation is disclosed in net financing costs.

Amount recognized in the Consolidated Statement of Comprehensive Income:

	Year ended December 31, 2018	Year ended December 31, 2017
	€m	€m
Actuarial experience losses	0.5	0.5
Actuarial losses arising from changes in financial assumptions	13.8	1.5
Actuarial gains arising from changes in demographic assumptions	(1.1)	(3.0)
Actuarial gains arising from the return on plan assets, excluding interest income	(0.3)	(1.9)
Total actuarial losses/(gains)	12.9	(2.9)

	Year ended December 31, 2018	Year ended December 31, 2017
	€m	€m
Cumulative amount of actuarial losses recognized in Consolidated Statement of Comprehensive Income	14.2	1.3

The fair value of plan assets, all at quoted prices are as follows:

	Dec 31, 2018	Dec 31, 2017
	€m	€m
Equities	20.2	17.4
Debt instruments	47.2	51.3
Property	10.9	8.9
Other	3.2	3.7
Total	81.5	81.3

	Defined benefit retirement plans				Post-employment medical benefits and other benefits
December 31, 2018	Germany	Sweden	Austria	Italy	Germany	Austria
Discount rate	1.75%	2.25%	2.0%	1.6%	1.20%	1.0%
Inflation rate	2.0%	2.0%	2.0%	1.5%	2.0%	2.0%
Rate of increase in salaries	2.8%	2.75%	3.0%	—	2.8%	3.0%
Rate of increase for pensions in payment	1%-2%	—	2.0%	—	—	—
Long term medical cost of inflation	—	—	—	—	—	2.0%

	Defined benefit retirement plans				Post-employment medical benefits and other benefits
December 31, 2017	Germany	Sweden	Austria	Italy	Germany	Austria
Discount rate	1.95%	2.4%	2.2%	1.2%	1.15%	0.9%
Inflation rate	2.0%	1.90%	2.0%	1.5%	2.0%	2.0%
Rate of increase in salaries	2.8%	2.25%	3.0%	—	2.8%	3.0%
Rate of increase for pensions in payment	1%-2%	2.25%	1.7%	—	—	—
Long term medical cost of inflation	—	—	—	—	—	2.0%
In valuing the liabilities of the pension fund at December 31, 2018 and December 31, 2017, mortality assumptions have been made as indicated below. The assumptions relating to longevity underlying the pension liabilities at the financial year end date are based on standard actuarial mortality tables and include an allowance for future improvements in longevity. The assumptions are based on the following mortality tables:

•	Germany: Richttafeln 2018 G

•	Sweden: DUS 14

•	Austria: AVÖ 2018 - P Angestellte

•	Italy: RG48
These four references are to the specific standard rates of mortality that are published and widely used in each country for the use of actuarial assessment of pension liabilities and take account of local current and future average life expectancy.

December 31, 2018 (years)	Germany	Sweden	Austria	Italy
Retiring at the end of the year:
Male	21	22	23	19
Female	24	24	25	22

December 31, 2017 (years)	Germany	Sweden	Austria	Italy
Retiring at the end of the year:
Male	20	22	21	20
Female	24	24	25	20

The history of experience adjustments from inception of the Company for the defined benefit retirement plans is as follows:

	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
	€m	€m	€m
Present value of defined benefit obligations	274.2	261.8	262.7
Fair value of plan assets	(81.5)	(81.3)	(79.8)
Recognized liability in the scheme	192.7	180.5	182.9
Experience losses/(gains) on scheme liabilities	0.5	0.5	(0.3)
Experience gains on scheme assets	(0.3)	(1.9)	(0.6)
Post-employment medical benefits- sensitivity analysis
The effect of a 1% movement in the assumed medical cost trend rate is not significant.
Defined benefit obligation- sensitivity analysis
The effect of a 1% movement in the most significant assumptions for the year ended December 31, 2018 is as follows:

	Increase	Decrease
	€m	€m
Discount rate	(45.5)	59.8
Inflation rate	37.8	(30.1)
Rate of increase in salaries	14.5	(10.7)
Rate of increase for pensions in payment	38.7	(30.8)
There are no deficit elimination plans for any of the defined benefit schemes. Expected contributions and payments to post-employment benefit plans for the period ending December 31, 2018 are €5.6 million (December 31, 2017: €5.8 million). The weighted average duration of the defined benefit obligations is 18.5 years.

24)	Provisions

	Restructuring	Onerous/ unfavorable contracts	Provisions related to other taxes	Contingent consideration	Other	Total
	€m	€m	€m	€m	€m	€m
Balance at December 31, 2016	59.1	80.6	24.5	10.0	19.5	193.7
Additional provision in the period	30.9	—	5.8	—	6.6	43.3
Release of provision	(0.1)	—	(12.2)	—	(1.2)	(13.5)
Transfer between categories	—	—	(2.1)	—	2.1	—
Utilization of provision	(63.6)	(3.9)	(5.8)	—	(8.4)	(81.7)
Unwinding of discounting	—	0.8	—	0.4	—	1.2
Foreign exchange	—	(2.1)	—	—	(0.1)	(2.2)
Balance at December 31, 2017	26.3	75.4	10.2	10.4	18.5	140.8
Acquired through business combinations	—	—	—	—	7.0	7.0
Additional provision in the period	4.0	—	0.3	—	4.1	8.4
Release of provision	(1.5)	—	—	(2.7)	(2.0)	(6.2)
Utilization of provision	(16.5)	(4.3)	(4.7)	(6.5)	(2.3)	(34.3)
Unwinding of discounting	—	0.8	—	0.3	—	1.1
Foreign exchange	—	(3.1)	—	—	—	(3.1)
Balance at December 31, 2018	12.3	68.8	5.8	1.5	25.3	113.7
Current						44.3
Non-current						69.4
Total						113.7
Restructuring
The €12.3 million (2017: €26.3 million) provision relates to committed plans for certain restructuring activities of exceptional nature which are due to be completed within the next 18 months. A provision of €4.0 million has been recognized in the year ended December 31, 2018 for committed expenditure arising from the integration of the Goodfella's Pizza and Aunt Bessie's businesses. The amounts have been provided based on the latest information available on the likely remaining expenditure required to complete the committed plans. €16.5 million has been utilized in the year ended December 31, 2018 which mainly relates to the closure of the production facilities in Bjuv as well as for reorganizational activities arising from the implementation of Nomad's strategic vision across the Company.
The Company has signed an agreement with Foodhills AB to sell the buildings and parts of the premises in Bjuv, Sweden. The purchase price could be up to SEK 85 million (€8.6 million), with cash received of SEK 72.25 million (€7.2 million) and the remainder held in escrow. The final settlement due in early 2019 is subject to liabilities and warranties in the framework of the transaction which are covered within the provision. Legal handover of the site was completed on March 1, 2018.
Onerous/unfavorable contracts
Of the onerous/unfavorable contracts provision, €66.9 million (2017: €72.5 million) is held in relation to a lease in Bjuv, Sweden, for a factory and cold store unrelated to the assets sold in 2018. The factory is now vacant and the Company currently anticipates the cold store will not be fully utilized by the Company or other third parties, so the lease has been identified as being onerous.
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

The provision is calculated using a discounted cash flow which is subject to a high level of estimation uncertainty. The most significant assumptions are the ability to sublease the facility, the Company’s own use of the facility, the discount rate and inflation. Of these, the ability to sublease the facility or a change to the Company’s usage of the facility are based on management’s best estimate and are a matter of judgment. The provision is highly sensitive to changes in these assumptions as changes can lead to either a material increase or decrease in the provision. The discount rate is based on the risk free rate in Sweden, estimated by management to be 1% (2017: 1%). The inflation rate is also assumed to be 1% (2017: 1%). A 0.5% change in either of these assumptions will increase or decrease the provision by up to 7%.
Furthermore, an independent valuation of the lease performed as part of the acquisition accounting for the November 2, 2015 acquisition of the Findus Group identified that the lease payments were in excess of market rates, deeming the contract to be unfavorable. This provision will be utilized over the duration of the lease.
The remaining provision of €1.9 million relates to a service contract covering the same warehouse facility.
Provisions relating to other taxes
The €5.8 million (2017: €10.2 million) provision relates to other taxes due to tax authorities after tax investigations within certain operating subsidiaries within the Nomad Group. €4.7 million was utilized in the year ended December 31, 2018.
Contingent consideration
As at December 31, 2018, the provision for contingent consideration comprised of €1.5 million relating to the acquisition of the Lutosa brand.
During the year ended December 31, 2018, a €0.3 million charge has been recognized relating to the unwinding of discounting on deferred consideration for the La Cocinera acquisition which occurred in Spain in April 2015. The consideration was settled in advance of its 2020 due date in December 2018, utilizing €6.5 million of the provision. The remaining provision is no longer required and so has been released. There was negligible movement on the contingent consideration provided for the Lutosa brand (under license until 2020), which was acquired in Belgium in 2014 and is payable in 2019. This payment has been presented as an investing cash flow within the Statement of Cash Flows.
Other
Other provisions include €5.0 million (2017: €5.6 million) of probable obligations in Italy, €6.6 million of contingent liabilities acquired as part of the Goodfella’s Pizza acquisition that are indemnified by the Seller’s insurance policies, €5.9 million (2017: €4.9 million) for asset retirement obligations, €1.8 million (2017: €2.7 million) professional fees in respect of the above mentioned tax investigations and other obligations from previous accounting periods.

25)	Share capital and reserves
Share capital and capital reserve

	As at Dec 31, 2018	As at Dec 31, 2017
	€m	€m
Authorized:
Unlimited number of Ordinary Shares with nil nominal value issued at $10.00 per share	n/a	n/a
Unlimited number of Founder Preferred Shares with nil nominal value issued at $10 per share	n/a	n/a
Issued and fully paid:
174,229,051 (December 31, 2017: 165,291,546) Ordinary Shares with nil nominal value	1,751.7	1,626.9
1,500,000 (December 31, 2016: 1,500,000) Founder Preferred Shares with nil nominal value	10.6	10.6
Total share capital and capital reserve	1,762.3	1,637.5
Listing and share transaction costs	(13.8)	(13.8)
Total net share capital and capital reserve	1,748.5	1,623.7

Ordinary Shares

Issued and Repurchased Ordinary shares (in millions)
Balance at December 31, 2016	182.1
Shares repurchased and canceled in the year	(16.8)
Balance at December 31, 2017	165.3
Shares issued in the year	8.9
Balance at December 31, 2018	174.2
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
On January 2, 2018, the Company issued a share dividend of 8,705,890 ordinary shares (the "Founder Preferred Share Dividend") calculated as 20% of the increase in the market price of our ordinary shares compared to 2015 dividend price of $11.4824 multiplied by Preferred Share Dividend Equivalent. The Dividend Price used to calculate the Annual Dividend Amount was $16.6516 (calculated based upon the volume weighted average price for the last ten consecutive trading days of 2017).
The Non-Executive Directors restricted share awards granted on June 19, 2017, which consisted of 53,498 shares at a share price of $14.38, vested on June 14, 2018 and were issued at a share price of $17.94, resulting in a €0.2 million increase in the share based compensation reserve. Of the total 53,498 number of shares vesting, 12,312 shares were held back from issue by the Company as settlement towards personal tax liabilities arising on the vested shares.
In June 2018, former Non-Executive Directors exercised 9,375 of 125,000 initial options granted to them for€0.1 million. The remaining options expire in June 2020.
In September 2018, 294,810 restricted shares granted as part of the 2016 Management Share Awards vested at a share price of $20.72, resulting in the issuance of 181,054 ordinary shares to participants in the LTIP in October 2018 (net of 113,756 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares).
Following the issuance of shares in 2018, the Company had 174,229,051 Ordinary Shares outstanding.

Listing and share transaction costs
As at December 31, 2018, listing and share transaction costs, which includes the total cost of admission and share issuance expenses on initial public offering, as well as costs associated with share repurchases was €13.8 million and are disclosed as a deduction directly against the capital reserve.

€m
At December 31, 2016	13.3
Placement fees	0.5
At December 31, 2017 and 2018	13.8
Founder Preferred Shares Annual Dividend Amount and Warrant Redemption Amount
Each of the Founder Entities holds 750,000 shares for a total of 1,500,000 Founder Preferred Shares which were issued at $10.00 per share. The Founder Preferred Shares are intended to incentivize the Founders to achieve Nomad’s objectives. In addition to providing long term capital, the Founder Preferred Shares are structured to provide a dividend based on the future appreciation of the market value of the ordinary shares thus aligning the interests of the Founders with those of the holders of ordinary shares on a long term basis. The Founder Preferred Shares are also intended to encourage the Founders to grow Nomad to maximize value for holders of ordinary shares. There are no Founder Preferred Shares held in Treasury. Founder Preferred Shares confer upon the holder the following:

1.	the right to one vote per Founder Preferred Share on all matters to be voted on by shareholders generally and to vote together with the holders of ordinary shares;

2.	commencing on January 1, 2015 and for each financial year thereafter:

a.
once the average price per ordinary share for the Dividend Determination Period, i.e. the last ten consecutive trading days of a year is at least $11.50 (which condition has been satisfied for the year ended December 31, 2016), the right to receive a Founder Preferred Shares Annual Dividend Amount (as more fully described below), payable in Ordinary Shares or cash, at the Company’s sole option; and

b.
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

5.	the ability to convert into Ordinary Shares on a 1-for-1 basis (mandatorily upon a Change of Control or the seventh full financial year after an acquisition)

On December 31, 2016, the Company’s Board of Directors determined that no Founder Preferred Shares Annual Dividend Amount was due, as the average price per ordinary share for the last ten consecutive trading days of the year did not reach the previously achieved 2015 Dividend Price of $11.4824.
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
On December 31, 2018, the Company’s Board of Directors approved a share dividend of an aggregate of 171,092 ordinary shares calculated as 20% of the increase in the market price of our ordinary shares compared to 2017 dividend price of $16.6516 multiplied by Preferred Share Dividend Equivalent. The Dividend Price used to calculate the Annual Dividend Amount was $16.7538 (calculated based upon the volume weighted average price for the last ten consecutive trading days of 2018) and the ordinary shares underlying the Founder Preferred Share Dividend were issued on January 2, 2019.
See Note 27 for further information.

26)	Share-based compensation reserve
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
All Awards are to be settled by physical delivery of shares. Note 8(b) sets out the Non-Executive Director and Director and Senior Management Restricted share awards.
Non-Executive Director Restricted Share Awards
On June 14, 2018, 53,498 restricted shares granted as part of the 2017 Non-Executive Director restricted share awards vested, resulting in the issuance of 41,186 ordinary shares (net of shares 12,312 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares) and a €0.2 million increase in the share-based compensation reserve based on the value of the awards issued.
On June 14, 2018, after the Company's annual general meeting of shareholders, the current Non-Executive Directors were granted a 44,272 restricted share award at a share price of $18.07.
The total charge within the Statement of Consolidated Profit or Loss for the year ended December 31, 2018 for Non-Executive Director stock compensation awards was €0.9 million and €0.8 million for the year ended December 31, 2017. The Director and senior management stock compensation charge reported within the Consolidated Statement of Profit or Loss for the year ended December 31, 2018 was €12.1 million (year ended December 31, 2017: €1.8 million).

Share based compensation reserve
€m
Balance as of January 1, 2018	2.9
Non-Executive Director restricted share awards charge	0.9
Directors and Senior Management share awards charge	12.1
Vesting of Non-Executive Director restricted shares	(0.8)
Vesting of LTIP Share awards	(3.3)
Reclassification of awards for settlement of tax liabilities	(2.4)
Balance as of December 31, 2018	9.4

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
The Preferred Shares Annual Dividend amount is determined with reference to the Dividend Determination Period of a financial year, ie the last ten consecutive trading days and calculated as 20% of the increase in the volume weighted average share price of our ordinary shares across the determination period compared to the highest price previously used in calculating the Founder Preferred Share Annual Dividend Amounts (currently $16.7538) multiplied by 140,220,619 Preferred Share Dividend Equivalent (the “Preferred Share Dividend Equivalent”). The Preferred Share Dividend Equivalent is equal to the number of ordinary shares outstanding immediately following the Iglo Acquisition, but excluding the 13.7 million ordinary shares issued to the seller of the Iglo Group. The Founder Preferred Shares Annual Dividend Amount is paid for so long as the Founder Preferred Shares remain outstanding.
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
On December 29, 2017, the Company’s Board of Directors approved a share dividend of an aggregate of 8,705,890 ordinary shares calculated as 20% of the increase in the market price of our ordinary shares compared to 2015 dividend price of $11.4824 multiplied by the Preferred Share Dividend Equivalent. The Dividend Price used to calculate the Annual Dividend Amount was $16.6516 (calculated based upon the volume weighted average price for the last ten consecutive trading days of 2017) and the ordinary shares underlying the Founder Preferred Share Dividend were issued on January 2, 2018.
On December 31, 2018, the Company’s Board of Directors approved a share dividend of an aggregate of 171,092 ordinary shares calculated as 20% of the increase in the market price of our ordinary shares compared to 2017 dividend price of $16.6516 multiplied by the Preferred Share Dividend Equivalent. The Dividend Price used to calculate the Annual Dividend Amount was $16.7538 (calculated based upon the volume weighted average price for the last ten consecutive trading days of 2018) and the ordinary shares underlying the Founder Preferred Share Dividend were issued on January 2, 2019.

Founder Preferred Shares Dividend Reserve
€m
Balance as of January 1, 2018	493.4
Settlement of dividend through share issue	(120.8)
Balance as of December 31, 2018	372.6

28)	Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations, as well as from the translation of liabilities that hedge the Company’s net investment in a foreign subsidiary.

	Year ended December 31,
	2018	2017	2016
	€m	€m	€m
Balance as of January 1	83.2	84.0	84.5
Foreign currency translation adjustments	2.2	(8.9)	(35.9)
Net deferred gains on net investment hedges*	3.4	8.1	35.4
Total presented in Other Comprehensive Income	5.6	(0.8)	(0.5)
Balance as of December 31	88.8	83.2	84.0
*Gains on net investment hedges are offset by €3.7 million of losses (2017: €8.7 million, 2016: €44.2 million) on GBP net investments included within the foreign currency translation adjustments.

The translation reserve as at December 31, 2018 includes €15.8 million (2017: €12.4 million) relating to continuing hedging relationships in respect of GBP net investments, as well as €47.6 million (2017: €47.6 million) relating to a discontinued hedging relationship in respect of GBP net investments.
29)         Cash flow hedging reserve
The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred. Details of the Company's cash flow hedge accounting is detailed in Note 33. The reserve relating to forward currency contracts will be reclassified to the Statement of Profit or Loss within 12 months whilst the reserve relating to the cross currency interest rate swaps will be reclassified over the life of the instruments which mature in 2022.
The table below shows the movement in the cash flow hedging reserve during the year, including the gains or losses arising on the revaluation of hedging instruments during the year and the amount reclassified from Other Comprehensive Income ("OCI") to the Consolidated Statement of Profit or Loss in the year.

	Cross currency interest rate swaps	Forward currency contracts	Total Cash flow hedge reserve
	€m	€m	€m
Balance as of January 1, 2016	—	1.1	1.1
Change in fair value of hedging instrument recognized in OCI for the year	—	14.2	14.2
Reclassified to cost of goods sold	—	(4.1)	(4.1)
Deferred tax	—	(2.8)	(2.8)
Balance as of December 31, 2016	—	8.4	8.4
Change in fair value of hedging instrument recognized in OCI for the year	(56.8)	(19.7)	(76.5)
Reclassified to cost of goods sold	—	3.8	3.8
Reclassified from other comprehensive income to finance costs	56.3	—	56.3
Deferred tax	0.1	4.9	5.0
Balance as of December 31, 2017	(0.4)	(2.6)	(3.0)
Change in fair value of hedging instrument recognized in OCI for the year	49.5	20.3	69.8
Reclassified to cost of goods sold	—	(6.4)	(6.4)
Reclassified from other comprehensive income to finance costs	(47.9)	—	(47.9)
Deferred tax	(0.3)	(3.7)	(4.0)
Balance as of December 31, 2018	0.9	7.6	8.5

30)	Earnings per share
Basic earnings per share

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Net profit attributable to shareholders (€m)	171.2	136.5	36.4
Weighted average Ordinary Shares and Founder Preferred Shares	175,622,538	176,080,272	183,518,743
Basic earnings per share (€’s)	0.97	0.78	0.20
For the year ended December 31, 2018, basic earnings per share is calculated by dividing the profit attributable to the shareholders of the Company of €171.2 million (year ended December 31, 2017: €136.5 million, year ended December 31, 2016: €36.4 million) by the weighted average number of Ordinary Shares of 174,122,538 (December 31, 2017: 174,580,272, year ended December 31, 2016: 182,018,743) and Founder Preferred Shares of 1,500,000 (December 31, 2017: 1,500,000, year ended December 31, 2016: 1,500,000).
Diluted earnings per share

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Net profit attributable to shareholders (€m)	171.2	136.5	36.4
Weighted average Ordinary Shares and Founder Preferred Shares	175,793,631	184,786,162	183,528,621
Diluted earnings per share (€’s)	0.97	0.74	0.20
For the year ended December 31, 2018, the number of shares in the diluted earnings per share calculation include 171,092 shares for the dilutive impact of the Ordinary shares to settle the Founder Preferred Shares Annual Dividend for the year ended December 31, 2018, which were issued in January 2018. Refer to Notes 27 and 38 for further details. There is no adjustment to the profit attributable to shareholders.

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

	Cash / non-cash	Total loans and borrowings (Note 21)	Financial payables (Note 22)	Derivatives: (Net) Fair value of forward foreign exchange and currency swap contracts FVPTL	Derivatives: (Net) Fair value of cross currency interest rate swaps
		€m	€m	€m	€m
Opening balance Jan 1, 2018		1,398.4	3.1	0.7	42.8
Restatement on adoption of IFRS 9 (Note 2)	Non-cash	(21.8)	—	—	—
Restated opening balance Jan 1, 2018		1,376.6	3.1	0.7	42.8
Cash inflow (1)	Cash	355.6	3.4	0.8	13.8
Cash outflow (2)	Cash	(5.9)	(59.1)	—	(3.6)
Interest accretion	Cash	—	64.4	—	—
Acquired through business combinations	Non-cash	2.5	—	—	—
Exchange movement	Non-cash	32.7	(0.8)	—	—
Fair value changes	Non-cash	—	—	(1.4)	(53.3)
Other non-cash adjustments	Non-cash	2.8	(3.3)	—	—
Closing balance Dec 31, 2018		1,764.3	7.7	0.1	(0.3)

	Cash / non-cash	Total loans and borrowings (Note 21)	Total finance lease obligations	Financial payables (Note 22)	Derivatives: (Net) Fair value of forward foreign exchange and currency swap contracts FVPTL	Derivatives: (Net) Fair value of cross currency interest rate swaps
		€m	€m	€m	€m	€m
Opening balance Jan 1, 2017		1,446.8	1.6	1.7	0.3	—
Cash inflow (1)	Cash	1,470.5	—	—	3.9	4.5
Cash outflow (2)	Cash	(1,469.5)	(1.6)	(53.3)	—	(2.3)
Interest accretion	Cash	—	—	54.0	—	—
Exchange movement	Non-cash	(55.7)	—	0.7	—	—
Fair value changes	Non-cash	—	—	—	(3.5)	40.6
Other non-cash adjustments	Non-cash	6.3	—	—	—	—
Closing balance Dec 31, 2017		1,398.4	—	3.1	0.7	42.8
(1) Cash inflows from cross currency interest rate swaps are part of effective cash flow hedging relationships and are presented within interest paid within the Consolidated Statements of Cash Flows.
(2) Cash outflows from cross currency interest rate swaps are not part of a cash flow hedge and are presented within proceeds on settlement of derivatives within the Consolidated Statements of Cash Flows.
Note: IFRS 16 Leases becomes effective as of January 1 2019, at which point operating lease liabilities will also appear in the information presented

32)	Cash flows from operating activities

		Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
	Note	€m	€m	€m
Cash flows from operating activities
Profit for the period		170.5	136.5	36.4
Adjustments for:
Exceptional items	7	17.7	37.2	134.5
Non-cash fair value purchase price adjustment of inventory	5	5.7	—	—
Share based payments expense		13.0	2.6	1.2
Depreciation charge	12	39.3	35.9	43.3
Amortization	13	7.0	6.5	7.8
Loss on disposal of property, plant and equipment		0.3	0.5	0.7
Finance costs	10	57.6	81.6	86.3
Finance income	10	(1.6)	(7.2)	(24.2)
Taxation	11	56.6	32.0	39.6
Operating cash flow before changes in working capital, provisions and exceptional items		366.1	325.6	325.6
(Decrease)/increase in inventories		(20.2)	16.7	(18.1)
Increase in trade and other receivables		(10.8)	(1.6)	(8.8)
Increase in trade and other payables		64.5	18.1	60.8
Decrease in employee benefit and other provisions		(2.0)	(0.3)	(3.3)
Cash generated from operations before tax and exceptional items		397.6	358.5	356.2

33)	Financial risk management

a)	Overall risk management policy
The Company’s activities expose it to a variety of financial risks, including currency risk, interest rate risk, credit risk and liquidity risk.
The Company’s overall risk management program focuses on minimizing potential adverse effects on the Company’s financial performance. Where appropriate, the Company uses derivative financial instruments to hedge certain risk exposures.
Risk management is led by senior management and executed according to Company policy. All hedging activity is carried out by a central treasury department that evaluates and hedges financial risks according to forecasts provided by the Company’s operating units.

b)	Derivatives and hedging

Derivatives are used for economic hedging purposes and not as speculative investments. Where derivatives do not meet hedge accounting criteria, they are classified as 'held for trading' for accounting purposes and are accounted for at fair value through profit or loss. They are presented as current assets or liabilities to the extent they are expected to be settled within 12 months after the end of the reporting period. The Company's derivative financial instruments are disclosed within Note 34.

Hedge accounting is applied to remove the accounting mismatch between the hedging instrument and the hedged item. The effective portion of the change in the fair value of the hedging instrument is accounted for in the translation reserve or cash flow hedge reserve through Other Comprehensive Income and will be recognized in profit or loss in the same period as the hedged item. Movements in the Company's translation reserve and cash flow hedging reserve are presented in Notes 28 & 29 respectively. The Company's accounting policy for hedge accounting is disclosed within Note 3.

As at December 31, 2018, the Company has $953.4 million of U.S. Dollar floating rate debt. The Company uses cross currency interest rate swaps to convert this into €860.8 million of debt with a fixed rate of interest, designated as a cash flow hedge. Additionally cross currency interest rate swaps have been entered into which receive €312.9 million with fixed interest flows and pays £263.4 million with fixed interest flows. £224.7 million of these swaps have been designated as a net investment hedge of the Company's investments in Pound Sterling.

In creating cash flow hedges over U.S. Dollar debt, the Company enters into cross currency hedging arrangements with similar critical terms as the hedged item, such as reference rate, reset dates, payment dates, maturities and notional amount. As all critical terms matched during the year, the economic relationship was 100% effective. If due to certain circumstances one or more critical terms do not match, the economic relationship and the hedge effectiveness will be assessed quantitatively using a cumulative dollar-offset test.

Hedge ineffectiveness may occur due to:

–the credit value/debit value adjustment on the cross currency interest rate swaps that is not matched to the underlying liability, and/or
–differences in critical terms between the cross currency interest rate swaps and underlying liability.

There was no material ineffectiveness during 2018 in relation to the cross currency interest rate swaps.

The effects of the cash flow hedging instruments on the Company's financial position and performance are as follows:

All amounts stated in €m, unless otherwise stated	December 31, 2018	December 31, 2017
Derivative financial instruments - cross currency interest rate swaps
Carrying amount of asset/(liability)	(25.6)	(61.3)
Notional amount (USD)	$953.4	$610.0
Maturity date	5/15/2022	5/15/2022
Change in fair value of outstanding hedging instruments since January 1	35.6	(61.3)
Change in value of hedged item used to determine effectiveness	(35.6)	61.3
Weighted average hedged rate for the year	1.11	1.07

The effects of the net investment hedging instruments on the Company's financial position and performance are as follows:

All amounts stated in €m, unless otherwise stated	December 31, 2018	December 31, 2017
UK cross-currency interest rate swaps hedge
Carrying amount of cross-currency interest rate swaps	21.6	15.3
Notional amount (GBP)	£224.7	£187.6
Maturity Date	5/15/2022	5/15/2022
Change in fair value of cross-currency interest rate swaps as a result of foreign currency movements since January 1	3.7	12.4
Change in value of hedged item used to determine hedge effectiveness	(3.4)	(12.4)
Weighted average hedged rate for the year	1.19	1.20

The impact of the net investment hedge is taken directly to equity via the foreign currency translation reserve. The amount taken to this reserve that arose on the translation of the notional component of cross currency interest rate swaps was a gain of €3.4 million (2017: €12.4 million gain).

There was no material ineffectiveness in the net investment hedge in either 2018 or 2017. The ineffective amount taken through the Consolidated Statements of Profit or Loss in 2018 amounted to €0.3 million.

The Company's policy is to reduce its risk of foreign exchange on material operating cashflows in currencies other than the operating entity's functional currency using forward foreign exchange contracts designated as cash flow hedges.

In order to qualify as a cash flow hedge, the hedging instrument must meet the requirements of IAS39, including that the hedging instrument must align with the hedged item. The group designates the forward component of forward contracts as the hedging instrument.

Hedge ineffectiveness may arise if the timing of the forecast transaction changes from what was originally estimated.

The effects of the foreign currency hedging instruments on the Company's financial position and performance are as follows:

As at December 31, 2018	EUR/USD	GBP/USD	GBP/EUR	SEK/EUR	Other Currencies
	€m	€m	€m	€m	€m
Derivative financial instruments - forward currency contracts
Carrying amount of asset/(liability)	8.4	2.0	1.4	(0.6)	0.5
Notional amount	224.9	47.2	97.4	65.6	38.5
Change in fair value of outstanding hedging instruments since January 1	14.1	4.5	1.9	1.5	0.8
Weighted average hedge rate for the year	1.20	1.34	1.12	0.10	—

As at December 31, 2017	EUR/USD	GBP/USD	GBP/EUR	SEK/EUR	Other Currencies
	€m	€m	€m	€m	€m
Derivative financial instruments - forward currency contracts
Carrying amount of (liability)/asset	(5.0)	(1.5)	(0.1)	1.3	0.3
Notional amount	134.5	52.3	46.3	65.9	29.8
Change in fair value of outstanding hedging instruments since January 1	(15.6)	(3.7)	(3.9)	2.6	(0.2)
Weighted average hedge rate for the year	1.16	1.32	1.12	0.10	—

The Company has historically held derivatives acting as an economic hedge. Gains during 2018 from foreign exchange forward contracts designated as fair value through the Consolidated Statements of Profit or Loss amounted to €nil (2017: €nil, 2016: €1.0 million).

Gains in the year from foreign exchange swap contracts used for liquidity purposes designated as fair value through the Consolidated Statements of Profit or Loss amounted to €1.0 million (2017: €3.5 million, 2016: €4.3 million loss).

Gains in the year from cross currency interest rate swap contracts designated as fair value through the Consolidated Statement of Profit or Loss amounted to €0.4 million (2017: €3.9 million, 2016: €nil).

c)	Market risk (including currency risk and interest rate risk)
In managing market risks, the Company aims to minimize the impact of short term fluctuations on the Company’s earnings. Over the longer term, permanent changes in both foreign exchange rates and interest rates will have an impact on consolidated earnings.

Currency risk	Foreign currency risk on assets and liabilities in currencies other than functional currency
Foreign Exchange

translation risk
The Company is exposed to foreign exchange translation risk arising from the translation of assets and liabilities denominated in currencies other than the Euro. Key areas of foreign currency exposure include non-Euro debt and investments in subsidiaries not held in Euro. Company policy is to mitigate the potential foreign exchange translation risk by converting where appropriate, borrowings into Euro. This has been achieved on the U.S. Dollar debt through the use of cross currency swaps designated as a cash flow hedge. The Company also hedges translational exposure on consolidation of GBP net assets through the use of currency swaps designated as a net investment hedge. Differences between fair value at inception and the transaction cost will be amortized and adjusted through changes in fair value over the life of the hedging instrument.

Mitigation & Impact on

Statement of Financial	Foreign exchange translation risk resulting from the translation of non-Euro

Position	Denominated borrowings into Euros, to the extent that they are hedged will be mitigated by the translation of the underlying cross currency interest rate hedging arrangements.

As at 31 December 2018, 85.3% of the Company’s Pound Sterling cross currency interest rate swaps are designated as hedges against the Company’s investment in its UK subsidiaries (2017: 82.8%). As at December 31, 2018, this represented 103% of the net assets held in GBP (2017: 93.1%).

Sensitivity analysis	During 2018, the Euro strengthened by 1.3% against Pound Sterling (2017: strengthened by 3.9%).

The notional amount of Pound Sterling cross currency interest rate swaps designated as a Net Investment hedge is £224.7 million. A 1% movement in the GBP-EUR foreign exchange rate would result in a gain or loss of €2.5 million (2017: €2.2 million) which would be taken to equity.

Hedge accounting is not applied to 14.7% of the Company's Pound Sterling cross currency interest rate swaps. A 1% movement in the GBP-EUR foreign exchange rate would result in a gain or loss of €0.5 million.

In addition, the impact on the related interest charge for each 1% movement in the GBP-EUR foreign exchange rate would be to decrease or increase the charge by €0.1 million, (2017: €0.1 million) within the Company Consolidated Statements of Profit or Loss.

Currency risk	Foreign currency risk on purchases

The Company is exposed to foreign exchange risk where a business unit has material operating cashflows in a currency other than the functional currency of that entity.
The most significant exposures for the Company are the purchase of raw materials, stock and services purchased in U.S. Dollars and Euros.

Mitigation & Impact on	The Company’s policy is to reduce this risk by using foreign exchange forward contracts

Statement of Financial	which are designated as cash flow hedges.
Position / Equity
As at December 31, 2018, the fair value of forward contracts entered into to hedge the future purchase of U.S. Dollars is an asset of €10.6 million (2017: €6.5 million asset). All forecast transactions are still expected to occur. As at December 31, 2018, 85.2% (2017: 69.8%) of forecast future U.S. Dollar payments to the end of 2019 were hedged through the use of forward contracts and existing cash. All forward contracts have been designated as cash flow hedges and have a maturity within the next 12 months.

The fair value of the Euro forward contracts with reference to non-Euro functional currencies as at December 31, 2018 is €1.1 million (2017: €1.5 million). As at December 31, 2018, 69.5% (2017: 68%) of forecast future net euro payments to the end of 2019 were hedged through the use of forward contracts and existing cash. All forward contracts have been designated as cash flow hedges and have a maturity within the next 12 months.

Sensitivity analysis
During 2018, the Euro strengthened by 1.3% against Pound Sterling (2017: strengthened by 3.9%), weakened by 4.5% against the U.S.Dollar (2017: strengthened by 13.9%) and strengthened by 4.1% against the Swedish Krona (strengthened by 2.7%).

On an annualized 2018 basis, and assuming all other factors remain constant, for each 1% movement in value of the Euro against Pound Sterling, the impact to the Company profit or loss before tax would be approximately €1.2 million (2017: €0.7 million), excluding the impact of any forward contracts.

On an annualized 2018 basis, and assuming all other factors remain constant, for each 1% movement in value of the Euro against the U.S.Dollar, the impact to the Company profit or loss before tax would be approximately €2.3 million (2017: €2.4 million), excluding the impact of any forward contracts.

On an annualized 2018 basis, and assuming all other factors remain constant, for each 1% movement in value of the Euro against Swedish Krona, the impact to the Company profit or loss before tax would be approximately €1.3 million (2017: €0.7 million), excluding the impact of any forward contracts.

We do not expect purchase levels to be materially different in the coming year.

Interest rate risk

Description	The Company is exposed to changes in interest rates to the extent that it enters into floating rate borrowings.

Mitigation & Impact on

Equity / Income Statement
The Company’s policy on interest rate risk is to mitigate the Company’s exposure to fluctuations in interest rates. In 2018 the Company extended its U.S. Dollar denominated floating rate Senior debt by $343.4 million to $953.4 million. The company also entered into additional cross currency interest rate swaps to convert incremental floating rate U.S. Dollar term loans into fixed rate Euro borrowings.

Sensitivity analysis	During 2018, three month EURIBOR rates remained below zero (2017: no change). Within the Euro denominated senior loans, there is a EURIBOR floor of 0%.

If interest rates were to move by 1%, this would have a correspondingly decrease or increase in the Company’s profit/(loss) before tax by approximately €5.7 million (2017: €5.1 million).

d)	Credit risk

Description
Credit risk arises on cash and cash equivalents and derivative financial instruments with banks and financial institutions, as well as on credit exposures to customers. See Note 18 for analysis of the trade receivables balance and Note 20 for analysis of the cash and cash equivalents balance.

Mitigation
The Company limits counterparty exposures by monitoring each counterparty carefully and where possible, sets credit limits according to approved treasury policy. The Company limits its exposure to individual financial institutions by diversification of exposure across a range of financial institutions, including forward foreign exchange contracts, cross currency interest rate swaps and surplus cash deposits.

The credit quality of customers is assessed taking into account their financial position, past experience and other factors. Credit limits are set for customers and regularly monitored to mitigate ongoing payment risk.

e)	Liquidity risk

Description
The Company is exposed to the risk that it is unable to meet its commitments as they fall due. The Company has financial conditions, including financial covenants as part of the Senior debt arrangements which it must comply with in order to maintain its current level of borrowings. There have been no breaches of the covenants throughout the year.

Mitigation
The Company ensures that it has sufficient cash and available funding through regular cash flow and covenant forecasting. In addition, the Company has access to a revolving credit facility of €80.0 million, expiring in May 2023. This is available to finance working capital requirements and for general corporate purposes. Currently €16.8 million is utilized for letters of credit, overdrafts, customer bonds and bank guarantees.

Capital risk management

The objective of the Company when considering total capital is to protect the value of capital investments and to generate returns on shareholder funds. Total capital is defined as including Loans and Borrowings and equity, including derivatives used for the purpose of hedging currency and interest exposure on Loans and Borrowings, but excluding the cashflow hedging reserve.

In support of its objectives, the Company may undertake actions to adjust its capital structure accordingly. Actions may include, but not limited to, raising or prepayment of Borrowings together with related derivative instruments, issuance of additional share capital, payment of dividends or share buy-back.
Maturity analysis
The USD denominated term loans include the requirement to repay 1% of outstanding notional per annum. In 2019 this amounts to €8.4 million (2018: €5.1 million) In addition, the Senior Facilities Agreement also includes an excess cashflow calculation whereupon an amount of principal shall be repaid based upon terms including cash generated during the year and Company leverage. In 2019, this value amounts to €12.1 million (2018: nil). Both amounts have been reflected as current borrowings in the tables below.
The tables below show a maturity analysis of contractual undiscounted cash flows, showing items at the earliest date on which the Company could be required to pay the liability:

2018	2019	2020	2021	2022	2023	Over 5 years	Total
	€m	€m	€m	€m	€m	€m	€m
Borrowings-principal	23.4	8.4	8.4	8.4	8.4	1,737.4	1,794.4
Borrowings-interest	67.9	67.6	67.1	66.7	66.3	26.3	361.9
Forward contracts Sell	671.9	—	—	—	—	—	671.9
Forward contracts Buy	(686.7)	—	—	—	—	—	(686.7)
Cross Currency Interest Rate Swaps Pay	40.1	39.8	39.6	1,130.8	—		1,250.3
Cross Currency Interest Rate Swaps Receive	(56.7)	(56.4)	(55.9)	(1,130.1)	—	—	(1,299.1)
Trade and other payables excluding non-financial liabilities	534.9	—	—	—	—	—	534.9
Total	594.8	59.4	59.2	75.8	74.7	1,763.7	2,627.6

2017	2018	2019	2020	2021	2022	Over 5 years	Total
	€m	€m	€m	€m	€m	€m	€m
Borrowings-principal	5.1	5.1	5.1	5.1	5.1	1,384.0	1,409.5
Borrowings-interest	46.3	46.0	46.0	45.7	45.5	62.9	292.4
Forward contracts Sell	484.0	—	—	—	—	—	484.0
Forward contracts Buy	(479.6)	—	—	—	—	—	(479.6)
Cross Currency Interest Rate Swaps Pay	29.1	28.7	28.6	28.4	801.4	—	916.2
Cross Currency Interest Rate Swaps Receive	(32.0)	(31.6)	(31.4)	(31.2)	(759.3)	—	(885.5)
Trade and other payables excluding non-financial liabilities	441.6	—	—	—	—	—	441.6
Total	494.5	48.2	48.3	48.0	92.7	1,446.9	2,178.6

34)	Financial instruments

a)	Categories of financial instruments
The following table shows the carrying amount of each Statement of Financial Position class split into the relevant category of financial instrument as defined in IFRS 9 “Financial Instruments”.

	Financial assets at amortized cost	Financial Assets at Fair Value through profit or loss	Derivatives at fair value through profit or loss	Derivatives used for hedging (see (c))	Financial liabilities at amortized cost	Total
2018	€m	€m	€m	€m	€m	€m
Assets
Trade receivables	98.3	—	—	—	—	98.3
Derivative financial instruments	—	—	4.6	44.5	—	49.1
Cash and cash equivalents	297.0	30.6	—	—	—	327.6
Liabilities
Trade and other payables excluding non-financial liabilities	—	—	—	—	(534.9)	(534.9)
Derivative financial instruments	—	—	(0.3)	(36.6)	—	(36.9)
Loans and borrowings (note 1)	—	—	—	—	(1,775.2)	(1,775.2)
Total	395.3	30.6	4.3	7.9	(2,310.1)	(1,872.0)
Note 1: Loans and borrowings excludes €10.9 million of deferred borrowing costs which are included within €1,764.3 million of total loans and borrowings in Note 21.

	Cash and cash equivalents	Loans and receivables	Derivatives at fair value through profit or loss	Derivatives used for hedging (see (c))	Financial liabilities at amortized cost	Total
2017	€m	€m	€m	€m	€m	€m
Assets
Trade receivables	—	94.7	—	—	—	94.7
Derivative financial instruments	—	—	3.2	17.5	—	20.7
Cash and cash equivalents	219.2	—	—	—	—	219.2
Liabilities
Trade and other payables excluding non-financial liabilities	—	—	—	—	(441.6)	(441.6)
Derivative financial instruments	—	—	(0.7)	(68.5)	—	(69.2)
Loans and borrowings (note 2)	—	—	—	—	(1,409.5)	(1,409.5)
Total	219.2	94.7	2.5	(51.0)	(1,851.1)	(1,585.7)
Note 2: Loans and borrowings excludes €11.1 million of deferred borrowing costs which are included within €1,398.4 million of total non-current loans and borrowings in Note 21.

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

(ii)	Trade and other payables/receivables
The notional amount of trade and other payables/receivables are deemed to be carried at fair value, short term and settled in cash.

(iii)	Cash and cash equivalents
The carrying value of cash and cash equivalents is deemed to equal fair value.
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

	Fair value		Carrying value
	Dec 31, 2018	Dec 31, 2017	Dec 31, 2018	Dec 31, 2017
	€m	€m	€m	€m
Senior EUR/USD loans	1,347.2	1,012.7	1,372.2	1,009.5
Other external debt	3.0	—	3.0	—
2024 fixed rate senior secured notes	395.2	412.2	400.0	400.0
Less deferred borrowing costs	—	—	(10.9)	(11.1)
	1,745.4	1,424.9	1,764.3	1,398.4

c)	Derivatives

	As at Dec 31, 2018	As at Dec 31, 2017
	€m	€m
Cross Currency Interest Rate Swaps	35.7	18.6
Forward foreign exchange contracts	13.4	2.1
Total assets	49.1	20.7
Cross Currency Interest Rate Swaps	(35.4)	(61.4)
Forward foreign exchange contracts	(1.5)	(7.8)
Total liabilities	(36.9)	(69.2)
Total	12.2	(48.5)
Offsetting of derivatives
Derivative contracts are held under International Swaps and Derivatives Association (ISDA) agreements with financial institutions. An ISDA is an enforceable master netting agreement that permits the Company to settle net in the event of default.
The following table sets out the carrying amounts of recognized financial instruments that are subject to the above agreements.

	Gross amount of financial instruments as presented upon balance sheet	Related financial instruments that are offset	Net amount
As at Dec 31, 2018	€m	€m	€m
Derivatives - assets	49.1	(29.8)	19.3
Derivatives - liabilities	(36.9)	29.8	(7.1)

	Gross amount of financial instruments as presented upon balance sheet	Related financial instruments that are offset	Net amount
As at Dec 31, 2017	€m	€m	€m
Derivatives - assets	20.7	(20.7)	—
Derivatives - liabilities	(69.2)	20.7	(48.5)

35)	Operating leases
The Company leases certain buildings, plant and equipment under operating leases. The agreements do not share common characteristics across the Company.
Non-cancellable operating lease rentals relate to total future aggregate minimum lease payments and are payable as follows:

	As at Dec 31, 2018	As at Dec 31, 2017
	€m	€m
Less than one year	22.2	17.8
Between one and three years	38.5	26.1
Between three and five years	26.0	17.8
More than five years	94.9	106.6
Total	181.6	168.3
Non-cancellable operating leases relate to equipment, motor vehicles and land and buildings and may be subject to contractual annual increases linked to inflation indices. The payments shown above exclude the impact of these contractual increases which cannot be reliably estimated.
Findus Sverige AB has a long lease for a factory and cold-store that expires in 2040. This accounts for €110.6 million of the lease payments. As explained in Note 24, this lease has been identified as being onerous and so a provision of €66.9 million has been recognized in respect of the onerous part of the lease.

36)	Capital commitments
Capital expenditure contracted for at the end of the reporting period but not yet incurred is as follows:

	As at Dec 31, 2018	As at Dec 31, 2017
	€m	€m
Property, plant and equipment	6.8	3.0
Intangible assets	2.8	2.6
Total	9.6	5.6
37)         Related parties
Founder Preferred Shares
Nomad has issued Founder Preferred Shares to its Founder Entities.
The conditions of the Founder Preferred Shares Annual Dividend Amount for 2016 were not met and consequently no Founder Preferred Share Dividend was approved for issue.
The conditions of the Founder Preferred Shares Annual Dividend Amount in both 2017 and 2018 were met and further details relating to these dividends is set out in note 27.

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
Expenses of €218,313 and €138,285 for certain travel costs of Mariposa Capital, LLC and TOMS Capital LLC respectively in the year ending December 31, 2018 were reimbursed (year ended December 31, 2017: €130,454 and €232,379 respectively).
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
As part of the sale of the Iglo Group to Nomad Foods Limited, former Executive Officer and current Non-Executive Director, Paul Kenyon and former Executive Officer, Tania Howarth each acquired shares in the Company from Birds Eye Iglo Group LP Inc. Mr. Kenyon acquired 37,060 shares and Ms. Howarth acquired 38,956 shares at a price of $10.50 (€9.71) per share which was deemed to be at fair value. On June 12, 2017, Nomad repurchased 9,779,729 of our shares beneficially owned by Permira Funds ("Permira Repurchase") at a purchase price of $10.75 (approximately €9.60) per share, which represents a 25% discount to the closing price of our Ordinary Shares on June 9, 2017, for an aggregate purchase price of $105.1 million (approximately €93.9 million), in final settlement of indemnity claims against an affiliate of Permira Funds, of legacy tax matters that predated the Iglo Acquisition. In connection with the Permira Repurchase in 2017 (and upon removal of certain transfer restrictions relating to their shares), Mr. Kenyon and Ms. Howarth sold 26,372 and 27,721, shares, respectively, and no further shares were sold in 2018.
Lord Myners of Truro CBE, a Non-Executive Director, holds 72,028 Ordinary Shares in Nomad Foods Limited which includes 50,000 Ordinary Shares granted pursuant to a five-year option that expires on June 2, 2020 at a purchase price of $11.50 per share.
The Non-Executive Directors are eligible to an annual restricted stock grant issued under the LTIP which will vest on the earlier to occur of the date of the Company’s annual meeting of shareholders or thirteen months from the date of grant. Details of the annual annual restricted stock grants under the LTIP which have been issued in both 2017 and 2018 can be found in note 8(b).
As part of its long term incentive initiatives, the Company has granted 4,624,653 restricted shares to the management team (the “Management Share Awards”). The Directors and Executive Officers have all been awarded shares. The associated performance metrics and valuation method is detailed in Note 8(b).
38)         Significant events after the Statement of Financial Position date
On December 31, 2018, the Company’s Board of Directors approved a share dividend of an aggregate of 171,092 Ordinary Shares calculated as 20% of the increase in the market price of our Ordinary Shares compared to 2017 dividend price of $16.6516 multiplied by Preferred Share Dividend Equivalent. The Dividend Price used to calculate the Annual Dividend Amount was $16.7538 (calculated based upon the volume weighted average price for the last ten consecutive trading days of 2018) and the Ordinary Shares underlying the Founder Preferred Share Dividend were issued on January 2, 2019.

Item 19.	Exhibits
The following exhibits are filed as part of this annual report:
EXHIBIT INDEX

		Incorporation by Reference
Exhibit No.	Exhibit Description	Form	Exhibit No.	Period Covered or Date of Filing	Included in this Annual Report
1.1	Amended and Restated Memorandum and Articles of Association	6-K (001-37669)	99.1	1/14/2016
2.1	Registration Rights Agreement dated as of June 1, 2015 among Nomad Holdings Limited, Birds Eye Iglo Limited Partnership Inc, Mariposa Acquisition II, LLC, TOMS Acquisition I LLC, TOMS Capital Investments LLC and funds managed by Pershing Square.	F-1 (333-208181)	4.1	11/24/2015
2.2	Indenture dated as of May 3, 2017 among Nomad Foods Bondco PLC, Nomad Foods Limited, Deutsche Trustee Company Limited, Deutsche Bank AG, London Branch, Deutsche Bank Luxembourg S.A., and Credit Suisse AG, London Branch and the Subsidiary Guarantors named therein.	6-K (001-37669)	99.3	5/3/2017
4.1	Share Sale and Purchase Agreement, dated as of October 29, 2015, among Liongem Sweden 1 AB, Iglo Foods Group Limited and Nomad Foods Limited	F-1 (333-208181)	2.2	11/24/2015
4.2	Senior Facilities Agreement, originally dated July 3, 2014, as amended and restated from time to time including pursuant to the 2017 Amendment and Restatement Agreement for Nomad Foods Limited with Credit Suisse AG, London Branch, Deutsche Bank AG, London Branch, Goldman Sachs Bank USA and UBS Limited.	6-K (001-37669)	99.1	5/3/2017
4.3	Intercreditor Agreement, originally dated as of July 3, 2014, as amended and restated from time to time including, pursuant to the 2017 Amendment and Restatement Agreement among Nomad Foods Limited, Credit Suisse AG, London Branch, Deutsche Bank Company Limited and certain entities named therein.	6-K (001-37669)	99.2	5/3/2017
4.4	Senior Facilities Agreement, originally dated July 3, 2014, as amended and restated from time to time including pursuant to the December 2017 Amendment and Restatement Agreement for Nomad Foods Limited with Credit Suisse International, Deutsche Bank AG, London Branch, Goldman Sachs Bank USA, UBS Limited and Credit Suisse AG, London Branch.	6-K (001-37669)	99.1	12/20/2017
4.5	Nomad Foods Limited Long-Term 2015 Incentive Plan	F-1 (333-208181)	10.2	11/24/2015
4.6	Service Agreement between the Company and Stéfan Descheemaeker.	F-1 (333-208181)	10.3	11/24/2015
4.7	Service Agreement, dated as of February 15, 2018, between the Company and Samy Zekhout.	20-F (001-37669)	4.7	3/22/2018
4.8	Settlement Agreement, dated as of April 3, 2018, between Nomad Foods Europe Ltd. and Jason Ashton.				X
4.9	Settlement Agreement Addendum, dated as of September 26, 2018, between Nomad Foods Europe Ltd. and Jason Ashton.				X

Incorporation by Reference
Exhibit No.	Exhibit Description	Form	Exhibit No.	Period Covered or Date of Filing	Included in this Annual Report
4.10	Advisory Services Agreement, dated as of June 15, 2015, among Nomad Foods Limited, Mariposa Capital, LLC and TOMS Capital LLC	F-1 (333-208181)	10.5	11/24/2015
8.1	List of Significant Subsidiaries				X
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer				X
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer				X
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
15.1	Consent of PricewaterhouseCoopers LLP				X
101.INS	XBRL Instance Document				X
101.SCH	XBRL Taxonomy Extension Schema Document				X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document				X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document				X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document				X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document				X

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.
Date:    February 28, 2019

NOMAD FOODS LIMITED

By: /s/ Samy Zekhout
Name: Samy Zekhout
Title: Chief Financial Officer