Form 20-F
period 2019-12-31
Nomad Foods Ltd
filed 2020-02-27
CIK 1651717

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2019

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 001-37669
Nomad Foods Limited
(Exact Name of Registrant as Specified in Its Charter)
British Virgin Islands
(Jurisdiction of Incorporation or Organization)
No. 1 New Square
Bedfont Lakes Business Park
Feltham, Middlesex TW14 8HA
(Address of Principal Executive Offices)
Samy Zekhout
No. 1 New Square
Bedfont Lakes Business Park
Feltham, Middlesex TW14 8HA
Telephone:+(44) 208 918 3200
Facsimile:+(44) 208 918 3491
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol (s)	Name of Each Exchange on which Registered
Ordinary Shares, no par value	NOMD	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Preferred Shares, no par value
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 194,542,957 Ordinary Shares and 1,500,000 Preferred Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☒Yes    ☐  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes    ☒  No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒  Yes     ☐  No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒  Yes    ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, accelerated filer, and emerging growth company” in Rule 12b-2 of the Exchange Act.:
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
Historical Financial Information
This annual report includes our consolidated financial statements at and as of the years ended December 31, 2019 (the “Fiscal 2019 Period”), December 31, 2018 (the “Fiscal 2018 Period”) and December 31, 2017 (the “Fiscal 2017 Period”).
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
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements in this annual report constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. Forward-looking statements included in this annual report include statements regarding:

•	our beliefs and intentions regarding our strategic initiatives and their impact on the growth and profitability of our business;

•	our intent to profitably grow our business through our strategic initiatives;

•	our intent to seek additional acquisition opportunities in food products and our expectation regarding competition for acquisitions;

•	our beliefs regarding the anticipated impact of the exit by the UK from the EU ("Brexit") on our business;

•	our expectations concerning our ability to fund our liquidity requirements and to raise cash through equity and debt offerings;

•	our expectations concerning our capital expenditures in 2020;

•	our beliefs regarding our sales, marketing and advertising strategies, competitive strengths and ability to successfully compete in the markets in which we participate;

•	our expectations concerning consumer demand for our products, our future growth opportunities, market share and sales channels, including online channels;

•	our beliefs and intentions regarding the impact of key industry trends on our business, our actions in response to such trends and the resulting impact on our profitability and competitive position;

•	our future operating and financial performance;

•	our intent to settle any Founder Preferred Shares Annual Dividend Amount (as defined herein) with equity;

•	our belief that we have sufficient spare capacity to accommodate future growth in our main product categories and to accommodate the seasonal nature of some of our products;

•	our beliefs and intentions regarding our sustainability program;

•	our intent to rely on some of the available foreign private issuer exemptions to the New York Stock Exchange (the “NYSE”) corporate governance rules; and

•	the accuracy of our estimates and key judgments regarding certain tax matters and accounting valuations.
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

•
uncertainty about the terms and timing of the trade agreement between the UK and the EU associated with Brexit, as well as the potential adverse impact of Brexit on currency exchange rates, global economic conditions and cross-border agreements that affect our business;

•	the loss of any of our executive officers or members of our senior management team or other key employees;

•	the loss of any of our major customers or a decrease in demand for our products;

•	our ability to effectively compete in our markets;

•	changes in consumer preferences and our failure to anticipate and respond to such changes or to successfully develop and renovate products;

•	our ability to successfully interpret and respond to key industry trends and to realize the expected benefits of our responsive actions;

•	our ability to protect our brand names and trademarks;

•	the commercial success of our Green Cuisine brand of products, including as a result of its expansion into continental Europe, and other innovations introduced to the markets;

•	economic conditions that may affect our future performance including exchange rate fluctuations;

•	fluctuations in the availability of food ingredients and packaging materials that we use in our products;

•	our ability to effectively mitigate factors that negatively impact our supply of raw materials, including pea supply;

•	disruptions in our information technology systems, supply network, manufacturing and distribution facilities or our workforce or the workforce of our suppliers;

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
The following table sets forth selected historical consolidated financial and other data for the Company and the Predecessor for the periods presented. The selected historical consolidated financial data below should be read in conjunction with our Audited Consolidated Financial Statements and related notes (Item 18), as well as Item 4: Information on the Company and Item 5: Operating and Financial Review and Prospects of this annual report.
Following the Iglo Acquisition, Iglo is considered to be our Predecessor under applicable SEC rules and regulations.
In June 2015, the Board of Directors approved a change in Nomad’s fiscal year end from March 31 to December 31 in order to align Nomad’s fiscal year with the Iglo Group’s historical reporting calendar. As a result of this change, the selected historical consolidated financial data includes financial information for the Successor for the twelve month periods ended December 31, 2019, 2018, 2017 and 2016 and the nine month period from April 1, 2015 to December 31, 2015.
The statement of income data for the Fiscal 2019 Period, Fiscal 2018 Period and Fiscal 2017 Period and the balance sheet data as of December 31, 2019 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The statement of income data for the twelve months ended December 31, 2016, for the nine months ended December 31, 2015, for the twelve months ended March 31, 2015, and for the Predecessor, for the five months ended May 31, 2015 and balance sheet information for Nomad as of December 31, 2016 and 2015 have been derived from audited financial statements not included elsewhere in this annual report.
Neither the Successor nor the Predecessor declared or paid cash dividends in the periods presented. All results are continuing.

	Successor	Successor	Successor	Successor	Successor	Successor	Predecessor
	Year ended Dec 31 2019	Year ended Dec 31 2018	Year ended Dec 31 2017	Year ended Dec 31 2016	9 months ended Dec 31 2015	Year ended Mar 31 2015	5 months ended May 31 2015
	€m	€m	€m	€m	€m	€m	€m
Statement of Income data:
Revenue	2,324.3	2,172.8	1,956.6	1,927.7	894.2	—	640.3
Cost of sales	(1,626.4)	(1,519.3)	(1,357.2)	(1,356.7)	(663.0)	—	(417.9)
Gross profit	697.9	653.5	599.4	571.0	231.2	—	222.4
Other operating expenses	(359.9)	(352.7)	(319.3)	(298.4)	(138.6)	(0.7)	(109.5)
Exceptional items	(54.5)	(17.7)	(37.2)	(134.5)	(58.1)	(0.7)	(84.3)
Charge related to Founder Preferred Shares Annual Dividend Amount	—	—	—	—	(349.0)	(165.8)	—
Credit/(Charge) related to Warrant Redemption Liability	—	—	—	—	0.4	(0.4)	—
Operating profit/(loss)	283.5	283.1	242.9	138.1	(314.1)	(167.6)	28.6
Net finance (costs)/income	(73.2)	(56.0)	(74.4)	(62.1)	(35.5)	0.1	(115.7)
Profit/(loss) before tax	210.3	227.1	168.5	76.0	(349.6)	(167.5)	(87.1)
Taxation	(56.7)	(56.6)	(32.0)	(39.6)	12.3	—	(40.9)
Profit/(loss) for the period	153.6	170.5	136.5	36.4	(337.3)	(167.5)	(128.0)
Basic weighted number of shares	192,004,803	175,622,538	176,080,272	183,518,743	145,590,810	50,025,000	n.p.
Diluted weighted number of shares	198,425,877	175,793,631	184,786,162	183,528,621	145,590,810	50,025,000	n.p.
Basic earnings/(loss) per share	0.80	0.97	0.78	0.20	(2.32)	(3.35)	n.p.
Diluted earnings/(loss) per share	0.78	0.97	0.74	0.20	(2.32)	(3.35)	n.p.
Balance Sheet data:
Total assets	5,904.5	5,340.8	4,601.7	4,709.5	4,929.7	447.4	n.p.
Total equity	2,556.7	2,059.1	1,852.6	1,902.5	1,888.1	274.9	n.p.
Share capital	—	—	—	—	—	—	n.p.
n.p. not presented

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
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
There are a number of trends in consumer preferences which have an impact on us and the frozen food industry as a whole. These include, among others, preferences for speed, convenience and ease of food preparation; natural, nutritious and well-proportioned meals; products that are sustainably sourced and produced and are otherwise environmentally friendly; as well as a recent trend towards meat substitutes. Concerns as to the health impacts and nutritional value of certain foods may increasingly result in food producers being encouraged or required to produce products with reduced levels of salt, sugar and fat and to eliminate trans-fatty acids and certain other ingredients. Consumer preferences are also shaped by concern over waste reduction and the environmental impact of products. The success of our business depends on both the continued appeal of our products and, given the varied backgrounds and tastes of our customer base, our ability to offer a sufficient range of products to satisfy a broad spectrum of preferences. Any shift in consumer preferences in the UK, Germany, France, Italy, Sweden or any other material market in which we operate could have a material adverse effect on our business. Consumer tastes are also susceptible to change. In addition, the growing presence of alternative retail channels could negatively impact our sales if we fail to adapt. For example, consumers with increasingly busy lifestyles are choosing the online grocery channel as a more convenient and faster way of purchasing their food products, and are also increasingly using the internet for meal ideas. Our competitiveness therefore depends on our ability to predict and quickly adapt to consumer preferences and trends, exploiting profitable opportunities for product development without alienating our existing consumer base or focusing excessive resources or attention on unprofitable or short-lived trends. All of these efforts require significant research and development and marketing investments. If we are unable to respond on a timely and appropriate basis to changes in demand or consumer preferences and trends, our sales volumes and margins could be adversely affected.
Our future results and competitive position are dependent on the successful development of new products and improvement of existing products, which is subject to a number of difficulties and uncertainties.
Our future results and ability to maintain or improve our competitive position depend on our capacity to anticipate changes in our key markets and to successfully identify, develop, manufacture, market and sell new or improved products in these changing markets. We aim to introduce new products and re-launch and extend existing product lines on a timely basis in order to counteract obsolescence and decreases in sales of existing products as well as to increase overall sales of our products. For example, in 2019 we launched Green Cuisine which offers consumers a wide range of meat free solutions and we currently intend to expand the brand to continental Europe. The launch and success of new or modified products are inherently uncertain, especially as to the products’ appeal to consumers, and there can be no assurance as to our continuing ability to develop and launch successful new products or variations of existing products. The failure to launch a product successfully can give rise to inventory write-offs and other costs and can affect consumer perception of our other products. Market factors and the need to develop and provide modified or alternative products may also increase costs. In addition, launching new or modified products can result in cannibalization of sales of our existing products if consumers purchase the new product in place of our existing products. If we are unsuccessful in developing new products in response to changing consumer demands or preferences in an efficient and economical manner, or if our competitors respond more effectively than we do, demand for our products may decrease, which could materially and adversely affect our business, financial condition and results of operations.
The nature of the exit of the UK from the EU could adversely impact our business, results of operations and financial condition.
On June 23, 2016 the UK electorate voted in favor of leaving the European Union (commonly referred to as “Brexit”), and on March 29, 2017 the UK government formally initiated the withdrawal process. The European Union (Withdrawal Agreement) Bill has now been passed by the UK Parliament and the UK left the European Union on January 31, 2020. Following its departure, the UK has commenced negotiations with the European Union to reach a trade agreement going forward. At present the date for the finalization of such an agreement is December 31, 2020 and until such date a standstill transition period is in place. This lack of clarity continues to create political and economic uncertainty, which has affected, and may continue to affect, market and macro-economic conditions in both the UK and EU economies.

For the year ended December 31, 2019, 95% of our revenue was derived from the EU as a whole and 30% was derived from the UK, which increased from the prior year due to the acquisitions of Goodfella's and Aunt Bessie's. In addition, we have manufacturing facilities and employees in both the UK and other European countries. As a result of Brexit, we may experience adverse impacts on consumer demand and profitability in the UK and other markets. Depending on the terms of Brexit and any subsequent trade agreement, the UK could also lose access to the single EU market, or specific countries in the EU, resulting in a negative impact on the general and economic conditions in the UK and the EU. Changes may occur in regulations that we are required to comply with as well as amendments to treaties governing tax, duties, tariffs, etc. which could adversely impact our operations and require us to modify our financial and supply arrangements. For example, the imposition of any import restrictions and duties levied on our products may make our products more expensive and less competitive from a pricing perspective. To avoid such impacts, we may have to restructure or relocate some or all of our operations which would be costly and negatively impact our profitability and cash flow.
Additionally, political instability in the European Union as a result of Brexit may result in a material negative effect on credit markets, currency exchange rates and foreign direct investments and any subsequent trade agreement in the EU and UK. This deterioration in economic conditions could result in increased unemployment rates, increased short and long term interest rates, adverse movements in exchange rates, consumer and commercial bankruptcy filings, a decline in the strength of national and local economies, and other results that negatively impact household incomes. Further, a number of our employees in the UK are not UK citizens and, depending on the terms negotiated, may no longer have the right to work in the UK following the UK’s formal withdrawal from the EU.
Any of these factors could have a material adverse effect on our business, financial condition and results of operations.
We are exposed to economic and other trends that could adversely impact our operations in our key geographies.
We conduct operations in our key markets of the UK, Italy, Germany, Sweden, France, and Norway, from which approximately 80% of our revenue was generated during the year ended December 31, 2019. We are particularly influenced by economic developments and changes in consumer habits in those countries.
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
Our customers include supermarkets and large chain food retailers in the UK, Germany, France, Italy, Sweden and Norway. Throughout our markets, the food retail segments are highly concentrated. For the year ended December 31, 2019, our top 10 customers account for 36% of sales. In recent years, the major multiple retailers in those countries have increased their share of the grocery market and price competition between retailers has intensified. This price competition has led the major multiple retailers to seek lower prices from their suppliers, including us. The strength of the major multiple retailers’ bargaining position gives them significant leverage over their suppliers in negotiating pricing, product specification and the level of supplier participation in promotional campaigns and offers, which can reduce our margins. International alliances among retailers continue to become stronger, and the trend for consolidation in Europe at a local level and across borders is ongoing. Further consolidation among the major multiple retailers or disproportionate growth in relation to their competitors could increase their relative negotiating power and allow them to force a negative shift in our trade terms. Our results of operations could also be adversely affected if these retailers suffer a significant deterioration in sales performance, if we are required to reduce our prices or increase our promotional spending activity as a consequence, if we are unable to collect accounts receivable from our customers, if we lose business from a major customer or if our relationship with a major customer deteriorates.
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
Distribution costs have historically fluctuated significantly over time, particularly in connection with oil prices, and increases in such costs could result in reduced profits. In addition, certain factors affecting distribution costs are controlled by our third party carriers. To the extent that the market price for fuel or freight or the number or availability of carriers fluctuates, our distribution costs could be affected. Furthermore, temporary or long-term disruption of transportation services due to weather-related problems, strikes or other events could impair our ability to supply products affordably and in a timely manner or at all. Failure to deliver our perishable food products promptly could also result in inventory spoilage. These factors could impact our commercial reputation and result in our customers reducing their orders or ceasing to order our products. Any increases in the cost of transportation, and any disruption in transportation, could have a material adverse effect on our business, financial condition and results of operations. We require the use of refrigerated vehicles to ship our products and such distribution costs represent an important element of our cost structure. We are dependent on third parties for almost all of our transportation requirements. In Italy, our distribution network is shared with Unilever’s ice cream business. Our arrangement with Unilever is governed by a distribution agreement which expires in 2022. If we change the transportation services we use, we could face logistical difficulties that could delay deliveries, and we could incur costs and expend resources in connection with such change.
We may not be able to consummate future acquisitions or successfully integrate acquisitions into our business which could result in unanticipated expenses and losses.
Our strategy is largely based on our ability to grow through acquisitions of additional businesses to build an integrated group. Consummating acquisitions of businesses, or our failure to integrate such businesses successfully into our existing businesses, could result in unanticipated expenses and losses. Furthermore, we may not be able to realize any of the anticipated benefits from completed acquisitions, including the Goodfella's Pizza and Aunt Bessie's acquisitions.
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
In connection with our completed and future acquisitions, the process of integrating acquired operations into our existing group operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Some of the risks associated with acquisitions include:
•unexpected losses of key employees or customers of the acquired company;
•conforming the acquired company's standards, processes, procedures and controls with our operations;
•coordinating new product and process development;
•hiring additional management and other critical personnel;
•negotiating with labor unions; and
•increasing the scope, geographic diversity and complexity of our current operations.
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
Any due diligence by us in connection with potential future acquisitions may not reveal all relevant considerations or liabilities of the target business, which could have a material adverse effect on our financial condition or results of operations.
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
In addition, following any acquisition, we may be subject to significant, previously undisclosed liabilities of the acquired business that were not identified during due diligence and which could contribute to poor operational performance, undermine any attempt to restructure the acquired company or business in line with our business plan and have a material adverse effect on our financial condition and results of operations.
We do not have long-term contractual agreements with our key customers, which exposes us to increased risks with respect to such customers.
As is typical in the food industry, sales to our key customers in our major markets are made on a daily demand basis. We generally do not have long-term contractual commitments to supply such customers and must renegotiate supply and pricing terms of our products on a regular basis. Customarily, trade terms are renegotiated annually; however, ad-hoc changes are often made on an informal basis, such as by email, to reflect discounts and promotional arrangements. Amounts paid are subject to end of period reconciliations to reflect these informal arrangements. In some cases, our customers seek to claim reimbursement for informal discount arrangements going back multiple periods. In addition, we do not have written contractual arrangements with a number of our other customers. Most of our customer relationships or arrangements could be terminated or renegotiated at any time and, in some cases, without reasonable notice.

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
We enter into factoring arrangements from time to time with financial institutions to sell certain of our accounts receivables from customers without recourse. If we were to stop entering into these factoring arrangements, our operating results, financial condition and cash flows could be adversely impacted by delays or failures in collecting accounts receivables. However, by entering into these arrangements we are exposed to additional risks. If any of these financial institutions experiences financial difficulties or is otherwise unable to honor the terms of our factoring arrangements, we may experience material financial losses due to the failure of such arrangements which could have an adverse impact upon our operating results, financial condition and cash flows.
Health concerns or adverse developments with respect to the safety or quality of products of the food industry in general, or our own products specifically, may damage our reputation, increase our costs of operations and decrease demand for our products.
Food safety and the public’s perception that our products are safe and healthy are essential to our image and business. We sell food products for human consumption, which subjects us to safety risks such as product contamination, spoilage, misbranding or product tampering. Product contamination, including the presence of a foreign object, undeclared allergens, substance, chemical or other agent or residue or the introduction of a genetically modified organism, could require product withdrawals or recalls or the destruction of inventory, and could result in negative publicity, temporary plant closures and substantial costs of compliance or remediation. In addition, food producers, including us, have been targeted by extortion attempts that threatened to contaminate products displayed in supermarkets. Such attempts can result in the temporary removal of products from shelf displays as a precautionary measure and result in lost revenue. We may also be impacted by publicity concerning any assertion that our products caused illness or injury. In addition, we could be subject to claims or lawsuits relating to an actual or alleged illness stemming from product contamination or any other incidents that compromise the safety and quality of our products. Any significant lawsuit or widespread product recall or other events leading to the loss of consumer confidence in the safety and quality of our products could damage our brand, reputation and image and negatively impact our sales, profitability and prospects for growth. We could also be adversely affected if consumers lose confidence in the safety and quality of certain food products or ingredients, or the food safety system generally. If another company recalls or experiences negative publicity related to a product in a category in which we compete, consumers might reduce their overall consumption of products in this category. Adverse publicity about these types of concerns, whether valid or not, may discourage consumers from buying our products or cause production and delivery disruptions. In addition, product recalls are difficult to foresee and prepare for and, in the event we are required to recall one or more of our products, such recall may result in loss of sales due to unavailability of our products and may take up a significant amount of our management’s time and attention. We maintain systems designed to monitor food safety risks and require our suppliers to do so as well. However, we cannot guarantee that our efforts will be successful or that such risks will not materialize. In addition, although we attempt, through contractual relationships and regular inspections, to control the risk of contamination caused by third parties in relation to the several manufacturing and distribution processes we outsource, we cannot guarantee that our efforts will be successful or that contamination of our products by third parties will not materialize.
We are also subject to further risks affecting the food industry generally, including risks posed by widespread contamination and evolving nutritional and health-related concerns. Regulatory authorities may limit the supply of certain types of food products in response to public health concerns and consumers may perceive certain products to be unsafe or unhealthy. In addition, governmental regulations may require us to discontinue certain offerings or limit the range of products we offer. We may be unable to find substitutes that are as appealing to our customer base, or such substitutes may not be widely available or may be available only at increased costs. Such substitutions or limitations could also reduce demand for our products.
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

We must comply with complex and evolving tax regulations in the various jurisdictions in which we operate, which subjects us to international tax compliance risks. Some tax jurisdictions in which we operate have complex and subjective rules regarding income tax, value-added tax, sales or excise tax, tariffs, duties and transfer tax. From time to time, our foreign subsidiaries are subject to tax audits and may be required to pay additional taxes, interest or penalties should the taxing authority assert different interpretations, or different allocations or valuations of our services which could be material and could reduce our income and cash flow from our international subsidiaries. We currently have several pending tax assessments and audits in various jurisdictions including Germany, France, Sweden and Italy. The agreements by which we acquired certain businesses provide for certain indemnifications of tax liabilities which may arise in certain jurisdictions which we believe are sufficient to address these specific tax matters as far as they relate to those businesses. We have also established, where appropriate, reserves and provisions for tax assessments which we believe to be adequate to address potential tax liabilities. However, it is possible that the tax audits referred to above could result in the volatility of timings of cash tax payment and recoveries.
Our business is dependent on third-party suppliers and changes or difficulties in our relationships with our suppliers may harm our business and financial results.
We outsource some of our business functions to third-party suppliers, such as the processing of certain vegetables and other products, the manufacturing of packaging materials and distribution of our products. Our suppliers are subject to their own unique operational and financial risks, which are out of our control. Our suppliers may fail to meet timelines or contractual obligations or fail to provide us with sufficient products, which may adversely affect our business. Certain of our contracts with key suppliers, such as for the raw materials we use in our products, are short term, can be terminated by the supplier upon giving notice within a certain period and restrict us from using other suppliers. Also, a number of our supply contracts, including for fish and vegetables, may be terminated by the supplier upon a change in our ownership. Failure to appropriately structure or adequately manage our agreements with third parties may adversely affect our supply of products. We are also subject to credit risk with respect to our third-party suppliers. If any such suppliers become insolvent, an appointed trustee could potentially ignore the service contracts we have in place with such party, resulting in increased charges or the termination of the service contracts. We may not be able to replace a service provider within a reasonable period of time, on as favorable terms or without disruption to our operations. Any adverse changes to our relationships with third-party suppliers could have a material adverse effect on our image, brand and reputation, as well as on our business, financial condition and results of operations.
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
We are increasingly dependent upon on our information technology systems for communication among our suppliers, manufacturing plants, distribution functions, headquarters and customers. Our performance depends on the availability of accurate and timely data and other information from key software applications to aid day-to-day business and decision-making processes. We may be adversely affected if our controls designed to manage information technology operational risks fail to contain such risks. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure and to maintain the related automated and manual control processes, we could be subject to adverse effects including billing and collection errors, business disruptions, in particular concerning our manufacturing and logistics functions, issues with or errors in system's maintenance and security and migration of applications to the cloud and security breaches. Any disruption caused by failings in our information technology infrastructure equipment or of communication networks, could delay or otherwise impact our day-to-day business and decision-making processes and negatively impact our performance. In addition, we are reliant on third parties to service parts of our IT infrastructure. Failure on their part to provide good and timely service may have an adverse impact on our information technology network. Furthermore, we do not control the facilities or operations of our suppliers. An interruption of operations at any of their or our facilities or any failure by them to deliver on their contractual commitments may have an adverse effect on our business, financial condition and results of operations.
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
Changes in the European regulatory environment regarding privacy and data protection regulations, such as the European Union’s General Data Protection Regulation ("GDPR"), could expose us to risks of noncompliance and costs associated with compliance.
On May 25, 2018, the EU’s GDPR became enforceable. The GDPR relates to the collection, use, retention, security, processing and transfer of personally identifiable information of residents of EU countries, and because of our operations in the EU, including in the UK, we are subject to these heightened standards. The GDPR created a range of new compliance obligations, and imposes significant fines and sanctions for violations. Among other things, the GDPR requires companies to meet stringent requirements regarding the handling of personal data of individuals located in the European Economic Area, or EEA. These more stringent requirements include expanded disclosures to inform customers about how we may use their personal data through external privacy notices, increased controls on profiling customers and increased rights for data subjects (including customers and employees) to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements. The GDPR imposes substantial fines for breaches and violations (up to the greater of €20 million or 4% of our annual global revenue). The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR. Furthermore, there is significant uncertainty with respect to compliance with privacy and data protection laws and regulations, including the GDPR, because they are continuously evolving and developing and may be interpreted and applied differently from country to country and may create inconsistent or conflicting requirements. Our efforts to comply with privacy and data protection laws, including the GDPR, may impose significant costs and challenges that are likely to increase over time.

Our supply network and manufacturing and distribution facilities could be disrupted by factors beyond our control such as extreme weather, fire, terrorist activity, health epidemics and other outbreaks and natural disasters.
Severe weather conditions and natural disasters, such as storms, floods, droughts, frosts, earthquakes or pestilence, may affect the supply of the raw materials that we use for the manufacturing of our products. For example, changing climate may cause flooding and drought in crop growing areas or changes in sea temperatures may affect marine biomass, fishing catch rates and overall fishing conditions. In addition, drought or floods may affect the feed supply for red meat and poultry, which in turn may affect the quality and availability of protein sources for our products. Adverse weather conditions and natural disasters can reduce crop size and crop quality, which in turn can reduce our supplies of raw materials, lower recoveries of usable raw materials, increase the prices of our raw materials, increase our cost of transporting and storing raw materials, or disrupt our production schedules. Competing food producers can be affected differently by weather conditions and natural disasters depending on the location of their supply sources. If our supplies of raw materials are reduced, we may not be able to find adequate supplemental supply sources, if at all, on favorable terms, which could have a material adverse effect on our business, financial condition and results of operation.
Our supply network could also be adversely affected by the outbreak of various diseases, such as the recent Covid-19, or coronavirus epidemic in China. We currently source some of our fish supply and certain spices from China. Although we are currently seeking alternative sources of fish supply, there may be delays in procurement or we may be unable to access such alternative supply on commercially reasonable terms, which may have an adverse impact on our operating results. In addition, a significant outbreak of a contagious disease in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our products and have a material adverse effect on our results of operations.
In addition, our manufacturing and distribution facilities may be subject to damage or disruption resulting from fire terrorist activity, natural disasters or other causes. For example, our Lowestoft and Bremerhaven manufacturing facilities are situated in regions which have historically been prone to flooding. Extensive damage to any of our thirteen major manufacturing facilities as a result of any of the foregoing reasons, could, to the extent that lost production could not be compensated for by unaffected facilities, severely affect our ability to conduct our business operations and, as a result, adversely affect our business, financial condition and results of operations.
Furthermore, as we lease parts of our Boulogne, Bremerhaven, Lowestoft, and Tonsberg manufacturing sites, the use of these properties is subject to certain terms and conditions, the breach of which could affect our ability to continue use of these properties which in turn may disrupt our operations and may materially adversely affect our results of operations.
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
As of December 31, 2019, we employed approximately 4,775 employees, of which approximately 1,412 were located in Germany, 1,222 were located in the UK, 345 were located in France, 478 were located in Italy, 421 were located in Sweden/Norway and 897 employees in other locations. As of December 31, 2019, approximately 70% of our employees worked in our manufacturing operations. We have in the past, and may in the future, experience labor disputes and work stoppages at one or more of our manufacturing sites due to localized strikes or strikes in the larger retail food industry sector. We have also been involved in negotiations on collective bargaining agreements. A labor stoppage or other interruption at one of our thirteen manufacturing sites would impact our ability to supply our customers and could have a pronounced effect on our operations. Further, a number of our employees in the UK are not UK citizens and, subject to recent policy decisions, will need to apply for settled status to retain the right to work in the UK following the formal withdrawal from the EU. Future labor disturbance or work stoppage at any of our or our suppliers’ facilities in Germany, the UK, Italy or elsewhere may have an adverse effect on such facility’s operations and, potentially, on our business, financial condition and results of operations.
Higher labor costs could adversely affect our business and financial results.
We compete with other producers for good and dependable employees. The supply of such employees is limited and competition to hire and retain them may result in higher labor costs. Furthermore, a number of our employees are subject to national minimum wage requirements. If legislation is enacted in these countries that has the effect of raising the national minimum wage requirements, requires additional mandatory employee benefits or affects our ability to hire or dismiss employees, we could face substantially higher labor costs. In the UK, the National Minimum Wage and National Living Wage increased in April 2019. High labor costs could adversely affect our profitability if we are not able to pass them on to our customers.
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
As a producer of food products for human consumption, we are subject to extensive regulation in the UK, Germany, France, Italy, Sweden, Norway and other countries in which we operate, as well as the European Union, that governs production, composition, manufacturing, storage, transport, advertising, packaging, health, quality, labeling, safety and distribution standards. In addition, national regulations that have implemented European directives applicable to frozen products establish highly technical requirements regarding labeling, manufacturing, transportation and storage of frozen food products. For example, new regulations of the European Parliament and Council which took effect in December 2014 changed rules relating to the presentation of nutritional information on packaging and other rules on labeling. It is unclear how this will be impacted under Brexit but there may be changes and further regulations that the company has to adhere to. Local governmental authorities also set out health and safety related conditions and restrictions. Any failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, product recalls or asset seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on our business, financial condition and results of operations.

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
All of our products must comply with strict national and international hygiene regulations. Our facilities and our suppliers’ facilities are subject to regular inspection by authorities for compliance with hygiene regulations applicable to the sale, storage and manufacturing of foodstuffs and the traceability of genetically modified organisms, meats and other raw materials. Additionally, in certain jurisdictions, food business operators, including those in the food storage, processing and distribution sectors, are required to trace all food, animal feed, and food-producing animals under their control using registration systems that track the source of the products through the supply chain. Despite the precautions we undertake, should any non-compliance with such regulations be discovered during an inspection or otherwise, authorities may temporarily shut down any of our facilities, demand a product recall and/or levy a fine for such non-compliance, which could have a material adverse effect on our business, financial condition and results of operations.
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
“Cold chain” requirements setting out the temperatures at which our ingredients and products are stored are established both by statute and by us to help guarantee the safety of our food products. Our cold chain is maintained from the moment the ingredients arrive at, or are frozen by, our suppliers, through our manufacturing and transportation of products and ultimately to the time of sale in retail stores. These standards ensure the quality, freshness and safety of our products. A failure in the cold chain could lead to wastage, increased costs, food contamination, risks to the health of consumers, fines and damage to our brands and reputation, each of which could have an adverse effect on our business, financial condition and results of operations.
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
An increase in market interest rates may increase our interest expense arising on our existing and future floating rate indebtedness. Pursuant to the terms of our Senior Facilities Agreement, the interest rate that we pay on indebtedness incurred under our term loan facilities or revolving credit facility varies based on a fixed margin over a base reference rate of LIBOR or EURIBOR. As a result, we are exposed to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Pursuant to the Company interest rate hedging policy, we may enter into interest rate derivatives that may involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.
Our indebtedness is subject to changes in interest reference rates
Pursuant to the terms of the current Senior Facilities Agreement, the interest rate paid on indebtedness incurred under our term loan facilities or revolving credit facility varies based on a fixed margin over a base reference rate of LIBOR or EURIBOR. As a result of decisions taken by national regulators, LIBOR and EURIBOR may become phased out and replaced by a replacement reference index. If LIBOR or EURIBOR ceases to exist, we may need to renegotiate our Senior Facilities Agreement with our lenders. As a result of changes to underlying interest reference rates, the Company may be exposed to volatility with regard to interest costs on indebtedness or linked interest rate hedging arrangements.
We are exposed to exchange rate risks and such rates may adversely affect our results of operations.
We are exposed to exchange rate risk. Our reporting currency is the Euro and a significant proportion of our sales and EBITDA are in Pound Sterling through our UK based business, and Norwegian Krone and Swedish Krona through our Norwegian and Swedish based businesses. We are exposed to foreign exchange translation risk as we convert the Pound Sterling results of our UK business and the Norwegian Krone and Swedish Krona results of our Norwegian and Swedish business into our reporting currency of Euro. Pursuant to Company foreign exchange hedging policy, we have converted a portion of our USD term loan to EUR and from EUR to GBP using cross currency interest rate swaps that act as a Net Investment hedge for our UK business. We are exposed to transactional exchange rate risk as many of our raw material purchases may be denominated in non-functional currencies of the purchasing entity, predominantly U.S. Dollars and Euro. Company policy is to reduce this risk by using foreign exchange forward contracts that are designated as cash flow hedges. Hedging arrangements may not fully protect us against currency fluctuations and may or not achieve hedge effectiveness. Fluctuations and sustained strengthening of non-functional currencies against the functional currency of the operating entities may materially adversely affect our business, financial condition and results of operations.

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
Goodwill represents amounts arising from acquisitions and is the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. Intangible assets can include computer software, brands, customer relationships and other acquired intangibles as of the acquisition date. Goodwill and other intangibles expected to contribute indefinitely to our cash flows are not amortized, but must be evaluated by management at least annually for impairment. If carrying value exceeds its recoverable amount, the intangible is considered impaired and is reduced to fair value via a charge to earnings. Factors outside of our control which could result in an impairment include, but are not limited to: (i) reduced demand for our products; (ii) higher commodity prices; (iii) lower prices for our products or increased marketing as a result of increased competition; and (iv) significant disruptions to our operations as a result of both internal and external events. Should the value of one or more of the acquired intangibles become impaired, our consolidated profit or loss and net assets may be materially adversely affected. As of December 31, 2019, the carrying value of intangible assets totaled €3,946.0 million, of which €1,862.9 million was goodwill and €2,083.1 million represented brands, computer software, customer relationships and other acquired intangibles compared to total assets of €5,904.5 million.
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
We are a holding company and rely on the earnings and cash flows of our subsidiaries, which are paid to us by our subsidiaries in the form of dividends and other payments or distributions, to meet our debt service and other obligations, and to pay dividends on our ordinary shares (which we do not intend to do in any case in the foreseeable future, as addressed elsewhere in these risk factors). The ability of our subsidiaries to pay dividends or make other payments or distributions to us will depend on their respective operating results and may be restricted by, among other things, the laws of their jurisdiction of organization (which may limit the amount of funds available for the payment of dividends and other distributions to us), their constitutional documents, documents governing any existing indebtedness and the covenants of any future outstanding indebtedness that our subsidiaries incur, and other factors which may be outside our control.
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

We currently have various equity instruments outstanding that would require us to issue additional ordinary shares for no or a fixed amount of additional consideration. Specifically, as of February 21, 2020, we had outstanding the following:

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

•	59,375 options held by certain current and former of our Directors which are exercisable to purchase ordinary shares, on a one-for-one basis, at any time at the option of the holder; and

•	4,989,522 equity awards issued under the LTIP, which may be converted into ordinary shares subject, in most cases, to meeting certain performance conditions.
We currently have 13,563,888 ordinary shares currently available for issuance under our LTIP.
Holders of the Founder Preferred Shares are entitled to receive annual dividend amounts subject to certain performance conditions (the “Founder Preferred Shares Annual Dividend Amount”). The payment of the Founder Preferred Shares Annual Dividend Amount became mandatory after January 1, 2015 if certain share price performance conditions are met for any given year. At our discretion, we may settle the Founder Preferred Shares Annual Dividend Amount by issuing shares or by cash payment, but we intend to equity settle. On December 31, 2019, we approved a 2019 Founder Preferred Share Dividend in an aggregate of 6,421,074 ordinary shares. The dividend price used to calculate the 2019 Founder Preferred Shares Annual Dividend Amount was $21.7289 (calculated based upon the volume weighted average price for the last ten trading days of 2019) and the Ordinary Shares were issued on January 2, 2020. In subsequent years, the Annual Dividend Amount will be calculated based upon the volume weighted average share price for the last ten trading days of the financial year and the resulting appreciated average share price compared to the highest price previously used in calculating the Annual Dividend Amount. The issuance of ordinary shares pursuant to the terms of the Founder Preferred Shares will reduce (by the applicable proportion) the percentage shareholdings of those shareholders holding ordinary shares prior to such issuance which may reduce your net return on your investment in our ordinary shares.
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
We do not currently intend to pay dividends on our ordinary shares. We intend only to pay such dividends at such times, if any, and in such amounts, if any, as the board determines appropriate and in accordance with applicable law, and then only if we receive dividends from our operating subsidiaries. Therefore, we cannot give any assurance that we will be able to pay or will pay dividends going forward or as to the amount of such dividends, if any.
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
The U.S. federal income tax treatment of U.S. holders will differ depending on whether the Company is considered a passive foreign investment company (“PFIC”). In general, we will be considered a PFIC for any taxable year in which: (i) 75 percent or more of our gross income consists of passive income; or (ii) 50 percent or more of the average quarterly market value of our assets in that year are assets that produce, or are held for the production of, passive income (including cash). For purposes of the above calculations, if we, directly or indirectly, own at least 25 percent by value of the stock of another corporation, then we generally would be treated as if we held our proportionate share of the assets of such other corporation and received directly our proportionate share of the income of such other corporation. Passive income generally includes, among other things, dividends, interest, rents, royalties, certain gains from the sale of stock and securities, and certain other investment income. We do not believe that we will be a PFIC for our current taxable year. However, because the composition of the Company's income and assets will vary over time, we can provide no assurance that we will not be a PFIC for any taxable year. See item 10.E., U.S. Federal Income Taxation, Passive Foreign Investment Company ("PFIC") Considerations.

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
B.    Business Overview
Our Company
We are the leading branded frozen food player in Western Europe with a portfolio of best-in-class food brands within the frozen category, including fish, vegetables, poultry and meals (excluding ice cream). Our products are sold primarily through large grocery retailers under the brands “Birds Eye”, “Aunt Bessie's” and “Goodfella's” in the UK and Ireland, “Findus” in Italy, San Marino, France, Spain, Sweden and Norway, “Iglo” in Germany and other continental markets and “La Cocinera” in Spain. According to Euromonitor, our share of the savory frozen food market in the countries we operate stood at 12.6% in 2019 (1.9 times greater than the nearest competitor). We maintain the number one position in seven European geographies, namely the UK, Italy, Germany, Sweden, Austria, Spain, Belgium, Portugal and Ireland. The countries representing our top six markets, collectively UK, Italy, Germany, Sweden, Norway and France, represented approximately 68% of the total Western European frozen food markets. For a description of the principal markets in which we compete and related revenue, see Note 5 “Segment reporting” to our audited consolidated financial statements which appear elsewhere in this annual report.
Frozen Food Market
The European frozen food market is served by a number of national and international producers, both with branded and private label offerings, and within single or multiple product categories. We have the broadest participation by category and geography in Europe.
According to Euromonitor, the savory frozen food market in Western Europe is estimated to have generated €28 billion in retail sales value in 2019. The frozen food business requires specialized manufacturing, logistics and distribution functions. There is also a high cost associated with building brand health, brand awareness and consumer trust. As a result, there are high barriers for profitable entry into the frozen food market in general and the branded segment in particular.
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

Over the last five years, notwithstanding the volatile macro-economic environment, the Western European savory frozen food market has grown on average 1.5% per year, driven by the aforementioned ability to address global food consumption trends. Furthermore, the amount of space that frozen food as a category occupies within the grocery retail environment is relatively stable due to the fixed amount of freezer space at the retailer that is not exposed to reductions in shelf space in favor of other categories or formats, as can be the case in shelf-stable parts of the retailer.
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
As the leading branded frozen food producer in Western Europe, we benefit from economies of scale and have developed a strong platform for our products throughout Europe in 2019, resulting in leadership positions in seven geographies and a 12.6% market share of the savory frozen food market in the countries we operate. We benefit from longstanding relationships with our customers which provide access to our diversified distribution channels, including supermarkets, discount retailers, the foodservice channel and other food retailers that sell directly to consumers. We benefit from a diverse category and geographic mix and believe our strong existing platforms facilitate our expansion within a large addressable market and provide a broad set of potential acquisition targets in various food categories and geographic markets.
Effective brand equity strategy to leverage and expand well-known brands.
Our brands are well-established household names with long histories and local heritage in their respective markets. We possess several iconic brand assets and focus on our local "hero" platforms that are designed to leverage these iconic assets such as the “Captain”. Each of the Birds Eye, Goodfella's, Aunt Bessie's, Iglo and Findus brands holds a leading position in terms of spontaneous brand awareness in certain European markets. Our leading brand recognition, broad product offering, and local provenance of these brands are key drivers of consumer trust and result in demand for our products.
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
We own and operate an efficient network of thirteen manufacturing facilities with low capital expenditure requirements, all of which are located near the major markets we serve, providing for a balance between manufacturing and logistics costs and allowing for high levels of customer service. These facilities produce approximately 550 kilo tonnes of frozen product per year and have what we believe to be sufficient spare capacity to accommodate future growth in our main product categories.
Commitment to innovation and research and development.
We focus our new product efforts and our investment in market research on our Core products - fish, vegetables, meals and poultry - to ensure that the products we launch and re-launch overcome penetration barriers and win with consumers. For example, we recently introduced our vegetable based meat free innovations to meet a growing consumer need and trend. To ensure the development and introduction of successful products, we follow a structured process through which we move from idea generation, through concept screening, concept/product development and early volume sizing, to scale up and final validation.
Our Strategy
Our strategy is underpinned by three fundamental pillars which are to expand the category, grow the core and accelerate innovation. In addition, we have developed and made significant progress in implementing the following strategic initiatives:
1. Build an integrated group of best-in-class food companies and brands within existing and related food categories and expand our geographic footprint through strategic acquisitions.
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
2.     Focus on “Core” products as a foundation for long-term growth.
We continue our strategy which is rooted in relentless focus on our Core products which currently represent approximately 68% of our sales. These strategies include improving product quality, packaging renovation and executing in-store initiatives such as ensuring the right product assortment, display strategies and promotional efficiencies. We believe focusing on these Core product initiatives will accelerate growth, lead to margin expansion and improve our return on investment. To further accelerate growth, we continue to pursue innovation which leverages consumer trends such as health, wellness and convenience, but which are anchored in our core categories.
3. Align our business with consumer preferences and trends.
Our goal is to create and acquire food businesses and brands that strongly align with consumer needs and preferences that have high growth and margin potential and that leverage our existing portfolio of brands.  In addition, we seek to align our product innovation strategies with consumer trends such as increased demand for nutrition-packed meals that can be prepared in shorter times, vegetarian options, meat substitutes and sustainably sourced and produced food.

4. Leverage our acquisition expertise, strong management team and access to capital to identify and evaluate attractive growth opportunities.
Our Founders and CEO have significant experience and expertise, and have been highly successful, in identifying, acquiring and integrating value-added businesses. We believe that this expertise, our access to capital and the deep industry knowledge of our management team will position us to acquire related and complementary food businesses that can enhance our market position, create synergies and fully leverage our existing marketing, manufacturing and supply chain capabilities, which we believe will allow us to deliver sustained profitable growth and maximize shareholder value. For example, on April 21, 2018 we completed the Goodfella's Acquisition including the Goodfella's and San Marco brands. This has enlarged our portfolio of brands to include the number one and number two market share positions within the frozen pizza category in Ireland and the UK, a successful frozen private label pizza business, and two frozen pizza manufacturing facilities. Also, on July 2, 2018 we completed the Aunt Bessie’s Ltd. acquisition.  Aunt Bessie’s is a leading frozen food company based in the UK where it manufactures, distributes and sells a range of branded frozen food products. The Aunt Bessie’s brand holds number one and number two market share positions, respectively, within frozen Yorkshire puddings and frozen potatoes, which combine to represent the majority of its revenues. As a brand closely identified with roast dinners, Aunt Bessie’s has expanded Nomad Foods’ portfolio into this major eating occasion. The acquisition also included a production facility in Hull, England.
5. Respond to changing consumer shopping habits and drive advertising efficiency and impact.
We are responding to the growing consumer shift to digital and mobile technologies, particularly in the UK, by investing in technology platforms and partnering with retailers that are executing their own e-commerce strategies to meet changing consumer habits. Online sales represented approximately 4% of our total sales as of December 31, 2019. We believe that the online sales channel will continue to provide further opportunities to drive market share gains through improved product content and upselling of our mealtime solution programs. In addition, our strategies are evolving in response to other consumer shopping trends such as increased purchases through the hard discounter channel, which has been growing significantly in the UK and Southern Europe.
To further understand consumer trends and communicate with our consumers, we have begun to use more scientific methods to test creative concepts to better understand and drive consumer reaction and to optimize our advertising investments.
6. Generate strong margins and cash flow through disciplined net revenue management, supply chain optimization and disciplined cost management.
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
Products
During the past three fiscal years, we have manufactured, marketed and distributed the following frozen food products:
Fish: includes frozen fish products such as fish fingers, coated fish and natural fish. These products were the largest contributor to our revenues in 2019, 2018 and 2017.
Vegetables: includes ready to cook vegetable products such as peas and spinach.
Meals: includes ready to cook noodles, pasta, lasagne, pancakes and other ready-made meals under the Iglo, Findus and La Cocinera brand names.
Poultry: includes frozen poultry and meat products such as nuggets, grills and burgers.
Others: includes a variety of other offerings such as soups, pizza, bakery goods and, beginning in 2019, meat substitutes.

We continue to place a strong emphasis on renovation of our existing Core products, which include fish, vegetables, meals and poultry, in order to overcome penetration barriers and continue to build loyalty. For example, in 2019, we introduced under our new innovation platforms our Artisan (coated fish assortment), Veggie Power (modern vegetable blends) and Green Cuisine (pea protein sub-brand). We manage renovation and innovation centrally on European common product platforms and have more local involvement where products are differentiated and country specific. Our research and development continues to be centralized, allowing us to leverage our research and development investment across our markets and focus on our largest Core products.
Customers
Our customers are typically supermarkets and large food retail chains supplying food products directly to consumers. Each key market in which we operate has its own distinct retail landscape. We consider our key retailer clients to be, in the UK, Tesco, Asda and Sainsbury’s; in Italy, Coop, Conad and Esselunga; in Germany, Rewe and Edeka; in Sweden, ICA, Axfood and Coop; and in France, Carrefour, Auchan and E.Leclerc. For the year ended December 31, 2019, our top ten customers (in terms of revenue) accounted for 36% of revenues.
The majority of our sales are to established retailers and we expect this channel to remain our most significant channel for the foreseeable future. We partner with traditional retailers when we identify commercial or marketing opportunities that can be of interest for both businesses. In addition, we are selectively building partnerships and are increasing our presence in the growing discounter channel.
We are increasing our investment in online sales, which represented approximately 4% of our total sales as of December 31, 2019. The online grocery retail channel is growing faster than established grocery retail formats across developed markets. Frozen foods particularly benefit from the online channel as the advantages to the consumer of outsourcing transportation of frozen food to the retailer are greater than in other categories, and also because some of the barriers to purchasing in-store (e.g. colder aisles) are removed for the consumer online.
Approximately 5% of our sales for the twelve month period ended December 31, 2019 were through the foodservice channel. The majority of these sales were in Sweden and consist primarily of sales of institutional and public sector customers such as schools and hospitals as well as privately run work canteens and quick service restaurants.
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
Our brand equity strategy aims to further increase brand awareness. We are utlizing our core iconic assets at all consumer touchpoints including traditional media, digital media, point of sale and packaging. Furthermore we have invested and will continue to seek to invest at sufficient levels of media on all our Core products.
We maintain sales teams in each of our key markets and all other markets in which our products are sold with the exception of the Central and Eastern Europe markets where we operate via a distribution model. Our sales force is resourced to provide good store coverage. We have been chosen to lead category management projects by several leading supermarkets in each of our main product categories and have developed innovative presentations of our frozen food products and in-store marketing concepts with supermarkets in a number of our markets in order to increase shopper traffic and sales. Most recently, we have developed and are executing our “Perfect Store” concept which focuses on improving a consumer’s in-store shopping experience through presentation, layout and signage.

Manufacturing
We own and operate thirteen manufacturing facilities which are located in Lowestoft and Hull (UK), Bremerhaven and Reken (Germany), Cisterna (Italy), Loftahammar and Bralanda (Sweden), Tonsberg and Larvik (Norway), Boulogne-sur-Mer (France), Valladolid (Spain), Longford and Naas (Republic of Ireland). These facilities produce approximately 550 kilo tonnes of frozen product per year, representing approximately 70% of the total volumes of our sales. The manufacturing facilities are located near the major markets we serve, providing for a balance between manufacturing and logistics costs and customer service. Our manufacturing facilities are focused on in house manufacturing of our main product categories and emphasize quality and efficiency through scale. We have also invested in automated lines, such as fish fingers, poultry and spinach lines.
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

Logistics
Our distribution network is made up of our manufacturing facilities, warehouses, local distribution centers and third party providers of services (such as transport). We outsource the majority of our distribution processes to third parties seeking to collaborate with shared sites and integrated transport networks. Our distribution network is well consolidated and aligned with our manufacturing footprint in the UK, Ireland, Germany, Italy, Sweden, France, Norway and Spain. From our manufacturing plants, our products are sent to regional distribution centers to be further distributed to local markets. Our primary distribution centers are used to consolidate both local production and imported products to be sold locally. These sites include Wisbech in the UK, Reken in Germany, Vitulazio, Latina and Parma in Italy, Lognes in France, Tonsberg and Moss in Norway and Marcilla in Spain.
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
We do this by endeavoring to:
•Meet all relevant food and safety regulations
•Uphold international sustainability standards
•Lead, manage and review our approach, regularly assessing progress
•Report progress annually through the Nomad Foods’ Sustainability report
We also encourage all our suppliers to have or work towards a culture of continuous improvement.
Our sustainability program is based on the concepts of materiality and salience and aligned with the UN Sustainability Development Goals (SDGs). It consists of three pillars, securing a “farm to fork” approach:

1. Good Sourcing

•We focus on sustainably, responsibly sourced fish and seafood using independent sustainable standards, such as the Marine Stewardship Council standard (MSC) and Agriculture Stewardship Council (ASC). Our sustainable farming standards are expanding from regional practices to global standards with the introduction of the FSA standard (Farm Sustainability Assessment) from the Sustainable Agriculture Initiative (SAI).
•We are committed to ethical trading, sourcing and procurement, upholding fundamental international standards. We are committed to require all suppliers to comply with applicable human rights laws and regulations. We request our direct suppliers to register to Sedex, one of the world’s largest collaborative platforms for sharing responsible sourcing data on supply chains.
•We believe we are in compliance with all relevant environmental laws and regulations and we expect all suppliers to do the same.

2. Good Nutrition

Every day our customers serve our food to their families. We want to inspire them to eat a more balanced diet and live healthier lifestyles.
•We continuously work to improve our product portfolio, applying a nutrition strategy informed by an independent Nutritional Advisory Board and assessing our products using an externally verified Nutrient Profiling Tool. We also apply on pack nutritional labeling claims in markets where this is relevant.
•We assess any new product development to drive higher sustainability across the portfolio.
•We empower consumers to make their own decisions, communicating the nutritional values of our products on pack.

3. Good Operations

•We recognize the importance of reducing the impact our operations have on the environment and are committed to reduce carbon emissions per tonne of produced volume from own production annually.
•We consider the total packaging system when designing packaging, recognizing packaging plays an important role in terms of food safety, securing shelf life, convenience, communication as well as sustainability. We aim to minimize packaging material use. We work towards making all consumer packaging material recyclable, and prioritize packaging material from sustainable origins.
•We believe that our people make the difference and make sure they have an active voice through the ‘Our Voice’ employee survey. Sustainability is important for our employees and we involve them in the work and encourage them to live our values every day.
•We actively work to engage with and add value to the broader communities we operate in, while contributing to our wider sustainability agenda. We encourage our local businesses to support social causes in their regions, engaging at a local level. For example, a majority of our businesses contribute our products to local food banks and charities.
Information Technology
Our IT systems are critical to operating and growing our business, in particular to our general operations and logistics functions. A single SAP tool underpins the processes to support all of our operations and management reporting across countries with new tools being introduced to support Sales planning and Net Revenue Management activities.
The IT architecture is designed as a consolidation platform enabling integration of future acquisitions. During 2019, Nomad migrated both the Goodfella's and Aunt Bessie's businesses onto the Nomad platform and the IT team are looking at ways to accelerate future integrations. We believe that the role of data and analytics will continue to increase in importance in decision-making, and we therefore intend to continue to enhance our capability to use such data and analytics in our decision-making process.
The ability to integrate potential new acquisitions quickly with little or no adverse business impact, while maintaining the low cost of ownership, is a fundamental requirement of our IT strategy.  Additionally, we utilize an outsourced infrastructure service provider, maintaining best in class IT cost alongside improved capability to scale in line with business developments.
Intellectual Property
Good brand protection continues to be of significant importance to our business as we rely on our brands to implement our master brand strategy. We have a substantial trademark portfolio with around 1,800 trademarks across all of our markets. Our intellectual property is managed centrally, and we work closely with a third party agency in respect of filings, renewals, recordings and the prosecution and enforcement of intellectual property matters internationally.

We own an EU trademark for our Birds Eye brand as well as national trademarks for our Birds Eye brand in the UK, Ireland and other EU countries, and in other parts of Europe outside the EU, parts of the Middle East, Asia and parts of Africa. For historical reasons, the Birds Eye trademark is owned by third parties in North America and Australia.
We own a European Union trademark for our Iglo brand as well as national trademarks in many EU countries and in other parts of Europe outside the European Union, Australia, Israel, India, Canada, parts of Asia, South America and parts of Africa.
We own the Findus trademark in many countries globally, other than in Switzerland, as well as (among others) the brands Lutosa in Belgium (until 2020) and La Cocinera in Spain and Andorra. We have secured registration for Nomad Foods in Europe and China, and have pending applications for the name in the US.
Goodfella's and Aunt Bessie's joined our portfolio of brands in 2018 and are registered as European Union trademarks as well as national marks in other key markets of interest to the respective businesses. We are also in the process of securing registered protection for the new plant-based food sub-brand Green Cuisine across Europe.
Material Contracts
Each material contract to which we have been a party for the preceding two years, other than those entered into in the ordinary course of business, is listed as an exhibit to the registration statement to which this annual report is a part and is summarized elsewhere herein.
Pensions
We operate a number of different pension schemes across our various countries of operation, the majority of which are defined contribution schemes. We operate defined benefit pension plans in Germany, Sweden, Italy and Austria which are all closed to new entrants, as well as various defined contribution plans in other countries, the largest of which include Sweden and the UK. Long term service awards and other employee benefits are also in operation in a number of countries.
Regulatory Matters
Our activities are subject to laws and regulations regarding food safety, the environment and occupational health and safety.
Food Safety Regulation
As a manufacturer of foods intended for human consumption, we are subject to extensive legislation and regulation both from the European Union, the EU Member States and European free trade association (EFTA) members, in which we operate. The European Commission, Directorate-General for Health and Food Safety, is responsible for EU policy on food safety and health and for monitoring the implementation of related laws. The European Food Safety Authority advises the European Commission, the European Parliament and the EU Member States on food safety matters. EU Member States must ensure adequate enforcement, control and supervision of principles set forth in numerous EU Directives and Regulations and may be allowed to maintain or establish more stringent measures in their own legislation. These regulations govern the composition, manufacture, storage, handling, packaging, labeling, marketing and safety of our products. These regulations generally impose on food business operators an obligation to ensure that the operations under their control satisfy the relevant food law requirements and impose a mandatory traceability requirement along the food chain. The tracing information must be kept for a period of five years and upon request, must be made available to the relevant authorities.
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

•
annual external auditing of our production sites conducted by independent compliance companies applying the British Retail Consortium Global Standard for Food Safety Issue 8, its European equivalent, the International Food Standard or the Global Food Safety Initiative. Currently 93% of our suppliers are also certified to one or more of these food safety management systems and it is our long term objective to achieve 100% certification;

•	ensuring that our Group’s Quality Management Systems comply with ISO 9001 with external audits to ISO or BRC standard;

•	conducting internal audits covering all production sites as part of our internal audit program (including cross-audits where one site's audit team audits another's system);

•	maintaining a risk-based microbiological and contaminant screening program, including screening for allergens, that covers raw materials and finished products; and

•	holding monthly regulatory updates to assess emerging risk areas, update policies and review outstanding issues as part of the quality forum meeting which is attended by functional heads.
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

Environmental Law

The European Commission, Directorate-General for the Environment is responsible for EU policy on the environment and for monitoring the implementation of related laws. The European Union has issued numerous directives relating to environmental protection, including those aimed at improving the quality of water, addressing air and noise pollution, assuring the safety of chemicals and setting standards for waste disposal and clean-up of contamination. European directives are given effect by specific regulations in Member States and applicable regulations have been implemented in each of the countries in which we conduct our manufacturing activities. Accordingly, our facilities must obtain permits for certain operations and must comply with requirements relating to, among others, water supply and use, water discharges and air emissions, solid and hazardous waste storage, management and disposal of waste, clean-up of contamination and noise pollution.
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
Occupational Health and Safety
We have a legal responsibility to protect the health and safety of our employees, customers and any other persons who may be affected by our operations. We strive to provide a safe workplace; controlling and eliminating risks to health and wellbeing; ensuring that our facilities and the equipment within them are safe and that the environmental, health and safety procedures are both established and adhered to. We strive to ensure that dangerous articles and substances are transported, stored and used safely; provide adequate welfare facilities; provide workers with the information, instruction, training and supervision necessary to preserve and improve their health and safety; and consult with workers on health and safety matters.
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
Compliance Programs
We have established policies and procedures aimed at compliance with applicable legislation and regulations, including policies for Anti-Bribery and Corruption as well as Trade Sanctions. In addition, our Code of Business Principles is designed to ensure compliance with applicable legal and regulatory requirements to drive a strong compliance culture. A breach of the Code of Business Principles can lead to disciplinary action, including termination of employment.

Our SafeCall Line, which is operated by an external service provider, allows employees to report issues anonymously. Compliance at the local level is based in large part on building strong local companies and developing a proper approach in coping with operational dilemmas within the boundaries of applicable laws and responsible conduct. Local management, assisted by the Internal Audit department, carries out reviews to identify compliance risks and to ensure that adequate systems to manage those risks are in place. We continually analyze and assess changes in applicable laws and regulations, and implement appropriate adaptations are implemented when necessary.
Insurance

We have a comprehensive Global Insurance Program covering all territories that the organization operates within and undertake regular risk reviews. We continually assess business risks as part of the review to ensure we maintain an effect insurance program covering risk exposures.

The Global Insurance Program encompasses coverages such as directors and officers, property damage and business interruption, public liability, product liability, employers liability, personal accident and travel, advertising, motor and marine.

C.	Organizational Structure
We (Nomad Foods Limited) are a holding company with 43 subsidiaries, the majority of which are wholly-owned by us. The following table provides a list of all of our significant subsidiaries and country of incorporation.

Name	Activity	Country of incorporation	Ownership as of December 31, 2019
Nomad Foods Europe Holdings Limited	Holding	England	100%
Nomad Foods Europe Holdco Limited	Holding	England	100%
Nomad Foods Europe Finco Limited	Holding	England	100%
Nomad Foods Europe Midco Limited	Holding/Finance	England	100%
Nomad Foods Bondco Plc	Finance	England	100%
Nomad Foods Lux S.à.r.l.	Finance	Luxembourg	100%
Nomad Foods Europe Limited	Management	England	100%
Birds Eye Limited	Trading	England	100%
Nomad Foods Europe Finance Limited	Finance	England	100%
Aunt Bessie's Limited	Non-Trading	England	100%
Birds Eye Ireland Limited	Trading	Republic of Ireland	100%
Birds Eye Ireland Oldco Unlimited Company	Non-Trading	Republic of Ireland	100%
Iglo Holding GmbH	Holding	Germany	100%
Iglo Nederland B.V.	Trading	Netherlands	100%
Iglo Belgium S.A.	Trading	Belgium	100%
Iglo Portugal	Trading	Portugal	100%
Iglo Austria Holdings GmbH	Holding	Austria	100%
C.S.I. Compagnia Surgelati Italiana S.R.L.	Trading	Italy	100%
Findus Sverige Holdings AB	Holding	Sweden	100%
Iglo GmbH	Trading	Germany	100%
Frozen Fish International GmbH	Trading	Germany	100%
Liberator Germany Newco GmbH	Property	Germany	100%
Iglo Austria GmbH	Trading	Austria	100%
Findus Sverige AB	Trading	Sweden	100%
Frionor Sverige AB	Holding	Sweden	100%
Findus Holdings France SAS	Holding	France	100%
Findus France SAS	Trading	France	100%
Findus Espana SLU	Trading	Spain	100%
Findus Danmark A/S	Trading	Denmark	100%
Findus Finland Oy	Trading	Finland	100%
Findus Norge AS	Trading	Norway	100%
Findus Norge Holding AS	Holding	Norway	100%
Toppfrys AB	Trading	Sweden	81%

D.	Property, Plant and Equipment
The following table sets forth information on the main manufacturing sites used by us in our business:

Facility	Products	Production (ktons)	Utilization %	Freehold/ Leasehold	Footprint
Boulogne, France	Fish Products	21	53%	Leasehold	Buildings: 11,000 m2
Bralanda, Sweden	Vegetables	10	35%	Freehold	Site: 80,000m2 Buildings: 40,000m2
Bremerhaven, Germany	Fish Products	93	89%	Leasehold	Site: 90,000 m2 Buildings: 30,000 m2
Cisterna, Italy	Vegetables, Free Flow Meals, Fish Fingers, Sofficini	71	67%	Freehold	Site: 269,560 m2 Buildings: 69,198 m2
Hull, UK	Yorkshire Puddings, Accompaniments & Desserts	26	55%	Freehold	Site: 39,000 m2 Buildings: 15,000 m2
Larvik, Norway	Vegetables, Free Flow Meals, Ready Meals	7	37%	Freehold	Site: 57,968 m2 Buildings: 7,246 m2
Loftahammar, Sweden	Bakery Products	3	56%	Freehold	Buildings: 5,300 m2 Site: 21,000 m2
Longford, ROI	Frozen Pizza Products	18	98%	Freehold	Buildings: 6,200 m2
Lowestoft, UK	Vegetables, Fish Products, Poultry, Potato, Beef Burgers	112	85%	Mixed	Site: 88,549 m2
Naas, ROI	Frozen Pizza Products	44	94%	Freehold	Buildings: 12,000 m2 Site: 20,000 m2
Reken, Germany	Vegetables, Free Flow Meals, Ready Meals, Special Foods	99	68%	Freehold	Buildings: 118,000 m2 Site: 43,000 m2
Tonsberg, Norway	French Fries, Vegetables, Free Flow Meals	30	87%	Leasehold	Buildings: 30,000 m2 Site: 58,000 m2
Valladolid, Spain	Vegetables, Free Flow Meals, Ready Meals, Pastry Products, Pizza	16	35%	Freehold	Buildings: 50,000 m2 Site: 80,000 m2

For more information on property, plant and equipment see Note 12 “Property, plant and equipment”. We lease our principal executive offices located at No. 1 New Square, Bedfont Lakes Business Park, Feltham, Middlesex, TW14 8HA, which is 36,549 square feet in size.

Item 4A.	Unresolved Staff Comments
None.
Item 5.     Operating and Financial Review and Prospects
The following is a discussion of the financial condition and results of operations for the years ended December 31, 2019 and 2018. Discussion regarding our financial condition and results of operations for the year ended December 31, 2018 as compared to the year ended December 31, 2017 is included in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on February 28, 2018 (the "2018 Form 20-F").

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
The countries representing our top six markets collectively represented approximately 68% of the total Western European frozen food markets (in terms of retail sales value) and generated 80% of our revenue in 2019. We also sell our products in Ireland, Austria, Belgium (including the Belviva/Lutosa brand), Finland, Greece, Hungary, Ireland, Portugal, Switzerland, Denmark, The Netherlands and Spain (including the La Cocinera brand). The brands under which we sell our products are “Birds Eye”, "Aunt Bessie's" and "Goodfella's" in the UK and Ireland, "San Marco" in the UK, “Findus” in Italy, San Marino, France, Spain, Sweden and Norway and “Iglo” in Germany and other continental markets.
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
On April 21, 2018 we completed the Goodfella's Acquisition, including the Goodfella's and San Marco brands, in an all cash deal valued at £209.7 million (€239.0 million). This has enlarged our portfolio of brands to include the number one and number two market share positions within the frozen pizza category in Ireland and the UK respectively, a successful frozen private label pizza business, and two frozen pizza manufacturing facilities.
On July 2, 2018 we completed the Aunt Bessie’s Ltd. Acquisition for a purchase price of £209.0 million (€235.9 million).  Aunt Bessie’s is a leading frozen food company based in the UK where it manufactures, distributes and sells a range of branded frozen food products. The Aunt Bessie’s brand holds number one and number two market share positions, respectively, within frozen Yorkshire puddings and frozen potatoes, which combine to represent the majority of its revenues. As a brand closely identified with roast dinners, Aunt Bessie’s has expanded Nomad Foods’ portfolio into this major eating occasion. The acquisition also included a production facility in Hull, England.
On March 22, 2019 we issued 20,000,000 ordinary shares in a public offering at $20.00 per share for aggregate gross proceeds of $400.0 million (€353.6 million). Directly attributed transaction costs of €11.1 million were incurred.
Accounting for the Goodfella's Acquisition
We have reflected the Goodfella's acquisition in our consolidated financial statements prepared in accordance with IFRS from the date of the acquisition, April 21, 2018.

We have accounted for the acquisition using the purchase method as required by IFRS 3 "Business Combinations". The net assets of the Goodfella's acquisition has been adjusted to fair value as of April 21, 2018, the date when control passed to us. The excess of the costs of acquisition over the fair value of the assets and liabilities of the Goodfella's acquisition is recorded as goodwill. IFRS 3 "Business Combinations" allows the Company a year after the acquisition date in which to finalize the purchase price allocation. No changes have been made to the preliminary findings that were included within our consolidated financial statements as of December 31, 2018.
Accounting for the Aunt Bessie's Ltd. Acquisition
We have reflected the Aunt Bessie's Ltd. acquisition in our consolidated financial statements prepared in accordance with IFRS from the date of the acquisition, July 2, 2018.
We have accounted for the acquisition using the purchase method as required by IFRS 3 "Business Combinations". The net assets of the Aunt Bessie's Ltd. acquisition has been adjusted to fair value as of July 2, 2018, the date when control passed to us. The excess of the costs of acquisition over the fair value of the assets and liabilities of the Aunt Bessie's Ltd. acquisition is recorded as goodwill. IFRS 3 "Business Combinations" allows the Company a year after the acquisition date in which to finalize the purchase price allocation and so preliminary findings were included within our consolidated financial statements as of December 31, 2018. An adjustment of €1.9 million has been recognized in the year to December 31, 2019 to recognize pre-acquisition related liabilities.
Critical Accounting Estimates and Judgments
Information relating to “Critical Accounting Estimates and Judgments” are described in Note 4 to the Financial Statements. The following is a review of the more significant assumptions and estimates as well as accounting policies we used to prepare our consolidated financial statements.
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
At each financial year end date, any discount or trade promotion expense incurred but not yet invoiced is estimated and accrued for. In certain cases, the estimate for discounts and trade promotions requires the use of forecast information for future trading periods and therefore a degree of estimation uncertainty exists. These estimates are sensitive to variances between actual results and forecasts. The estimate is based on accumulated experience and the principle that revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. Management use judgment when considering when accruals can be released.
Business combinations
The Company is required to recognize separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in a business combination at their fair values. This involves a judgment as to what intangible assets can be separately identified as well as an estimate of fair value of all assets and liabilities acquired. Such estimates are based on valuation techniques, which require considerable estimation in forecasting future cash flows and developing other assumptions. These estimates are based on information available on the acquisition date and assumptions that have been deemed reasonable by management.

Significant areas of judgment and estimation include valuing tangible and intangible assets, including the determination of their remaining useful lives, as well as the consideration of liabilities, including uncertain tax positions. Where such items are material to the financial statements, we engage third-party valuation firms to assist in the valuation. The valuation of these assets and liabilities is based on the assumptions and criteria which include, in some cases, estimates of future cash flows discounted at the appropriate rates. The choice of assumptions and valuation technique can lead to significant differences in the valuation. We believe that the assumptions and techniques applied are reasonable based on information available on the date of acquisition.
No acquisitions have been made in 2019, although the Company has finalized the acquisition accounting for acquisitions made in 2018 as disclosed in Note 14 in Item 18.
Carrying value of goodwill and brands
As of December 31, 2019, the Company has reported Goodwill of €1,862.9 million as well as indefinite-lived brands of €2,041.8 million. The Company’s goodwill and brand values have been allocated based on the enterprise value at acquisition of each cash generating unit. Goodwill is monitored at an operating segment level for which Nomad has one reporting and operating segment, ‘Frozen'. As required by IAS 36 “Impairment of Assets”, an annual review of the carrying amount of the goodwill and the indefinite life brands is carried out to identify whether there is any impairment to these carrying values. This is performed in the fourth quarter of each year. A qualitative review is performed to coincide with all interim reporting periods, which is extended to a full review where indicators of impairment are identified. Indicators of impairment include a sustained decrease in our market capitalization or sustained deterioration in any factor that affects profitability, such as market share or competition. The review is performed using the discounted cash flows model whereby a comparison of the carrying values to the value in use is made. As there is one reporting and operating segment, value in use is calculated as the net present value of the projected risk-adjusted cash flows of the Company as a whole.
The estimation of the value in use calculation requires the entity to estimate the future cash flows expected to arise from the Company and apply a suitable discount rate in order to calculate present value. This requires us to make assumptions and estimates regarding historical information, future plans and external sources. Assumptions used are consistent with internal projections and we believe these are comparable to those used by other participants in the market. Unanticipated changes to the market or wider economy may affect the assumptions made and lead to reduced cash flows or higher discount rates, which could lead to an impairment being recognized.
The discount rate is calculated using a capital asset pricing model to determine a weighted average cost of capital expected by a market participant. Observable market data is used, including available information on comparable companies, such as expected rates of return and equity structure. These variables are influenced by macroeconomic factors and an increase in these variables could reduce the present values of future cash flows in the model. A pre-tax discount rate of 7.1% was applied to the cash flows in the 2019 review, as well as a long-term growth rate of 1.0%. Neither of these assumptions reflect the long-term assumptions used by the Company for investment planning.
Impairment was not required as at December 31, 2019. Valuations derived from the discounted cash flow model indicate a sufficient amount of headroom for which any reasonably possible change to key assumptions is unlikely to result in an impairment of the related goodwill.
Employee benefit obligation
The Group operates a number of defined benefit pension schemes and post-employment benefit schemes which are valued by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. Each scheme has an actuarial valuation performed and is dependent on a series of assumptions to estimate the projected obligations. The assumptions include variables which are revised periodically, that include discount rates, expected salary increases, inflation, employee turnover, retirement age, mortality and medical care costs. Our assumptions reflect historical experience and management's best judgment regarding future obligations. The assumptions used affect the current service cost and interest expense as well as changes in the obligation recognized. Net actuarial gains or losses arising from changes in assumptions and from experience are recognized in other comprehensive income/(loss).

Since defined benefit pension schemes and post-employment benefit schemes are measured on a discounted basis, the discount rate applied has an impact on the expense and obligation recognized. These discount rates are determined by reference to market yields at the end of the reporting period on high quality corporate bonds, except for Sweden where a deep market does not exist, where mortgage bonds are used. Our significant schemes operate in Germany and Sweden, where discount rates of 1.15% and 1.45% have been applied. A 1% increase in discount rates used throughout the Company would decrease the obligation by €51.4 million, whilst a 1% decrease in discount rates would increase the obligation by €68.1 million. The impact on profit before tax in either scenario is not significant. Management consider the discount rate to be the most significant assumption. Note 23 in Item 18 contains additional details on the schemes and obligation, including a sensitivity analysis over other key assumptions.
Uncertain tax positions
The Company actively seeks to manage tax exposures by proactively engaging with tax authorities and applying for Advanced Pricing Agreements where appropriate. Where tax exposures can be quantified, an accrual for uncertain tax positions is made based on best estimates with regard to the amounts expected to be paid to the relevant tax authority. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could in future periods experience adjustments to these accruals. The factors considered include the progress of discussions with the tax authorities and the level of documentary support for historical positions taken by previous owners.
Recently Issued and Not Yet Adopted Accounting Pronouncements under IFRS
Information relating to “IFRSs not yet adopted” are described in detail and are reported in Note 3 to the Financial Statements.

A.	Operating Results
Overview of Results

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	€m	€m	€m
Statement of Income data:
Revenue	2,324.3	2,172.8	1,956.6
Cost of sales	(1,626.4)	(1,519.3)	(1,357.2)
Gross profit	697.9	653.5	599.4
Other operating expenses	(359.9)	(352.7)	(319.3)
Exceptional items	(54.5)	(17.7)	(37.2)
Operating profit	283.5	283.1	242.9
Finance income	2.5	1.6	7.2
Finance costs	(75.7)	(57.6)	(81.6)
Net finance costs	(73.2)	(56.0)	(74.4)
Profit before tax	210.3	227.1	168.5
Taxation	(56.7)	(56.6)	(32.0)
Profit for the period	153.6	170.5	136.5
The table below presents certain additional key performance indicators:

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
(€ in millions, except percentages)	€m	€m	€m
Gross margin(1)	30.0%	30.1%	30.6%
Adjusted EBITDA(2)	432.0	376.4	328.1
Adjusted EBITDA margin(3)	18.6%	17.3%	16.8%

(1)	Gross Margin. Gross margin represents gross profit as a percentage of revenue for the relevant period.

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

The following table reconciles profit for the period to Adjusted EBITDA for the relevant period as follows:

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	€m	€m	€m
Profit for the period	153.6	170.5	136.5
Taxation	56.7	56.6	32.0
Net financing costs	73.2	56.0	74.4
Depreciation and amortization	68.3	46.3	42.4
Acquisition purchase price adjustments	—	5.7	—
Exceptional items (1)	54.5	17.7	37.2
Other add-backs (2)	25.7	23.6	5.6
Adjusted EBITDA	432.0	376.4	328.1

(1)
Elimination of exceptional items which management believes are non-recurring and do not have a continuing impact. Details of what has been identified as exceptional is included in the Results of Operations for each reporting period as set out in this item and in Item 5 of the 2018 Form 20-F.

(2)
Represents the elimination of share-based payment charges and related employer payroll expense of €22.4 million (2018: €14.7 million, 2017: €2.6 million) and elimination of non-operating M&A related costs, professional fees, transaction costs and purchase accounting related valuations of €3.3 million (2018: €8.9 million, 2017: €3.0 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.

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
Cost of Sales. Cost of Sales are comprised of the cost of the inventories and distribution costs. Cost of inventories includes expenses related to the procurement and purchase of raw materials, as well as conversion costs including labor costs, depreciation of production assets, fuel, electricity, equipment maintenance and inspection.
Other Operating Expenses. Other operating expenses are comprised of advertising and promotions and indirect costs. Indirect costs include staff costs, selling and marketing expenses, administration expenses, research and development expenses, amortization of software, amortization of brands and other expenses.
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

Finance Costs. Finance costs are comprised of interest expenses, net interest on net defined pension plan obligations, amortization of borrowing costs, net foreign exchange costs on translations of financial assets and liabilities held in currencies other than the Company’s functional currency, financing costs incurred as a result of amendments of debt terms and other financing related costs.
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

Results of Operations for the Year Ended December 31, 2019 and the Year Ended December 31, 2018

	Year ended December 31, 2019	Year ended December 31, 2018
Statement of Income data:	€m	€m
Revenue	2,324.3	2,172.8
Cost of sales	(1,626.4)	(1,519.3)
Gross profit	697.9	653.5
Other operating expenses	(359.9)	(352.7)
Exceptional items	(54.5)	(17.7)
Operating profit	283.5	283.1
Finance income	2.5	1.6
Finance costs	(75.7)	(57.6)
Net finance costs	(73.2)	(56.0)
Profit before tax	210.3	227.1
Taxation	(56.7)	(56.6)
Profit for the period	153.6	170.5
Revenue for the year ended December 31, 2019 was €2,324.3 million (year ended December 31, 2018: €2,172.8 million). The 7.0% revenue increase was driven by organic growth on the base business of 2.1% and an increase in revenue from the acquired businesses of 4.9%.
Gross profit, defined as revenue less cost of sales, increased €44.4 million to €697.9 million for the year ended December 31, 2019 from €653.5 million for the year ended December 31, 2018. The adoption of IFRS 16 Leases on January 1, 2019, has not had a material impact on gross profit for the year ended December 31, 2019. The increase in gross profit was driven by the increase in revenue partly offset by a change in gross margin. Gross Margin, defined as gross profit as a percentage of revenue, fell by 10 basis points to 30.0% from 30.1% in the year ended December 31, 2018 primarily due to:

•	A 20 basis points increase relating to the non-cash fair value uplift of inventory in 2018, recorded as part of the Goodfella's Pizza and Aunt Bessie's purchase price accounting.

•	Acquisition mix of 50 basis points decrease due primarily to the acquired businesses product mix margin profile being lower.

•	A 330 basis points benefit from pricing, promotional efficiencies and mix;

•	A 310 basis points decrease due to cost of goods inflation.
Other operating expenses increased to €359.9 million for the year ended December 31, 2019 (year ended December 31, 2018: €352.7 million). The increase of €7.2 million was driven by higher share-based payment expenses and associated employer payroll tax expense, and the annualized impact from acquired businesses' expenses. The adoption of IFRS 16 Leases on January 1, 2019, has not had a material impact on gross profit for the year ended December 31, 2019.
Exceptional items of €54.5 million were incurred in the year ended December 31, 2019 (year ended December 31, 2018: €17.7 million). Included in this charge are (i) a charge of €44.0 million from the release of indemnification assets, (ii) costs of integrating the Goodfella’s pizza business and Aunt Bessie's business of €12.5 million (year ended December 31, 2018: €8.3 million), (iii) expenses for the Findus Group integration which relates to the roll-out of the Nomad ERP system of €3.5 million (year ended December 31, 2018: €10.4 million), (iv) expenses of €5.7 million relating to a three-year factory optimization program which was initiated in 2018 (year ended December 31, 2018: €1.6 million), and (v) expenses related to preparations for the potential adverse impacts of the United Kingdom exiting the European Union ("Brexit") of €1.6 million.
Offsetting these charges are a net income on settlement of legacy matters relating to periods prior to acquisition of the Findus and Iglo businesses of €9.2 million (year ended December 31, 2018: income of €3.8 million), as well as income associated with supply chain reconfiguration, relating to restructuring activities in Sweden of €3.6 million (year ended December 31, 2018: net expense of €1.2 million).

Net finance costs of €73.2 million in the year ended December 31, 2019 (year ended December 31, 2018: €56.0 million) include €57.2 million of interest payable on long term borrowings, lease liabilities and other cash pay interest expenses net of hedges (year ended December 31, 2018: €49.8 million), losses on derivatives designated as fair value through profit and loss of €8.8 million (year ended December 31, 2018: gain of €1.4 million), €3.8 million of other interest and finance costs (year ended December 31, 2018: €4.9 million), €2.0 million of amortization of capitalized borrowing costs (year ended December 31, 2018: €1.5 million) and a loss of €3.9 million resulting from the translation of foreign currency-denominated financial assets and liabilities into Euros (year ended December 31, 2018: €0.3 million). This is offset by finance income of €2.5 million (year ended December 31, 2018: €0.2 million).
The adoption of IFRS 16 Leases on January 1, 2019, has resulted in a €4.6 million increase to interest payable for the year ended December 31, 2019.
There was a tax charge in the year ended December 31, 2019 of €56.7 million based on the underlying taxable profits. A taxation charge of €56.6 million was booked in the year ended December 31, 2018. This difference is principally caused by higher tax rates applied to profits in other jurisdictions, by greater non-deductible expenses, and by a reduction in the use of certain tax losses, offset by lower profits.
As noted in Item 3:D. Risk Factors, the future performance of the business is affected by a range of governmental economic, fiscal, monetary and political factors. In particular, the outcome of Brexit negotiations could have a material impact on the future results of the business.

B.	Liquidity and Capital Resources
Overview
We believe that cash flow from operating activities, available cash and cash equivalents and our access to our revolving credit facility will be sufficient to fund our liquidity and other requirements for at least the next 12 months. At December 31, 2019, we had €887.6 million of total liquidity, comprising €826.1 million in cash and €62.8 million of available borrowings under our revolving credit facility, offset by bank overdrafts of €1.3 million. We also expect to continue to raise cash through equity and debt offerings to support the strategic aims of the Company when it is advisable to do so and market conditions allow. In addition, we may enter into working capital related facilities including receivables financing, reverse factoring and supply chain financing to support the requirements of the business. Our principal liquidity requirements are for working capital and general corporate purposes, including capital expenditures and debt service, as well as to identify and effect strategic acquisitions.
As a holding company, we depend on our receipt of cash dividends from our operating subsidiaries. For more information, see Item 3D: Key Information - Risk Factors - We are a holding company whose principal source of operating cash is the income received from our subsidiaries.
Restricted Cash
Nomad had cash and cash equivalents of €826.1 million at December 31, 2019, of which €0.1 million was restricted. This compares with cash and cash equivalents of €327.6 million at December 31, 2018 of which €0.1 million was restricted. Cash may be restricted for reasons including, but not limited to collateral as support for issuance of guarantees, or funds held in escrow accounts.
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

The following table summarizes net cash flows with respect to our operating, investing and financing activities for the periods indicated:

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	€m	€m	€m
Net cash provided by operating activities	315.4	321.3	193.8
Net cash used in investing activities	(73.8)	(513.2)	(42.6)
Net cash provided by/(used in) financing activities	251.4	302.7	(241.8)
Net increase/(decrease) in cash and cash equivalents	493.0	110.8	(90.6)
Cash and cash equivalents at end of the period	824.8	327.6	219.2
Net Cash Provided by Operating Activities
Net cash provided by operating activities was €315.4 million for the year ended December 31, 2019, down from €321.3 million for the year ended December 31, 2018. Due to the adoption of IFRS 16 Leases on January 1, 2019, the payment of lease liabilities of €21.8 million are now classified within financing activities. The €5.9 million decrease was also the result of a decrease in cash flows related to exceptional items of €15.9 million compared to €43.4 million in the year ended December 31, 2018, offset by a €51.0 million decrease from the reversal of factoring of trade receivables, as well as cash flows relating to tax of €45.6 million compared to €32.9 million in the year ended December 31, 2018.
Net Cash Used in Investing Activities
Net cash used in investing activities was €73.8 million for the year ended December 31, 2019, compared to net cash used in investing activities of €513.2 million for the year ended December 31, 2018. The outflow in the year ended December 31, 2019 included the purchase of short-term investments of €25.0 million and capital expenditures. The net cash used in investing activities of €513.2 million for the year ended December 31, 2018, included payments totaling €471.6 million for acquisitions and €41.6 million of capital expenditures.
Net Cash Provided by Financing Activities
Net cash provided by financing activities was €251.4 million for the year ended December 31, 2019, compared to net cash provided by financing activities of €302.7 million for the year ended December 31, 2018. The inflow in the year ended December 31, 2019 relates primarily to the receipt of €354.1 million from the issuance of ordinary shares, offset in part by share issuance costs of €11.1 million, a repayment of €22.2 million of debt as well as cash outflows of €21.8 million for the payment of lease liabilities which were previously classified within operating cash flows. The net cash provided by financing activities of €302.7 million for the year ended December 31, 2018, related primarily to proceeds of €355.6 million from new loans and borrowings offset by interest payments.
Capital Expenditures
Our capital expenditures as of December 31, 2019 consisted, and in 2020 we expect to consist of, primarily expenditures for factory capacity expansion and maintenance, cost savings projects, information systems, innovation, regulatory compliance and other items. The anticipated source of such funds for such capital expenditures are cash flow from operating activities, available cash and cash equivalents and our revolving credit facility.

The following table sets forth our capital expenditures for the periods indicated, including as a percentage of revenue:

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	€m	€m	€m
Capital expenditures	47.3	41.6	42.6
Capital expenditure as a % of revenue	2.0%	1.9%	2.2%
Trade Receivables - Factoring
To assist in managing operating cash flow, we have entered into non-recourse factoring arrangements whereby we may sell specific account receivables on a true sale basis to one or more external financial institutions. Under the terms of such arrangements, the Company may continue to collect the cash from the customer receivables sold, albeit acting solely as a collecting agent on behalf of the purchaser of receivables. The Company retains no credit loss exposure to the receivables following sale. Factoring fees associated with the sale of factored receivables for the year ended December 31, 2019 were minimal (2018: €0.5 million, 2017: €nil). No receivables were factored at the end of December 31, 2019 (2018: €51 million), due to sufficient liquidity resources available to the Company. However, such facilities may continue to be drawn in future periods for strategic purposes.

Registration Statement

On June 4, 2018, we filed with the SEC an automatic shelf registration statement for well-known seasoned issuers on Form F-3ASR. This registration statement enables us to issue ordinary shares, preferred shares, debt securities or warrants, either separately or as units that include any of these securities. Under the rules governing automatic shelf registration statements, we will file a prospectus supplement and advise the SEC of the amount and type of securities each time we issue securities under this registration statement. On March 22, 2019, we issued 20,000,000 ordinary shares under this registration statement at $20.00 per share for aggregate gross proceeds of $400.0 million (€353.6 million).

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

Term Loan Facilities

U.S. Dollar Denominated Term Loan Facility

The U.S. Dollar (USD) denominated term loan facility consists of term loans in an aggregate principal amount of $935.6 million. The USD denominated term loans bear interest at a rate per annum equal to LIBOR (subject to a zero floor) plus 2.25% per annum. As of December 31, 2019, the amount outstanding under the USD denominated term loan facility was accruing interest at a rate of 3.99% per annum.

Euro Denominated Term Loan Facility

The Euro (EUR) denominated term loan facility consists of term loans in an aggregate principal amount of €553.2 million. The EUR denominated term loans bear interest at a rate per annum equal to EURIBOR (subject to a zero floor) plus 2.75% per annum. As of December 31, 2019, the amount outstanding under the EUR denominated term loan facility was accruing interest at a rate of 2.75% per annum.

Both the USD denominated term loan facility and the EUR denominated term loan facility are fully drawn and mature on May 15, 2024.

Revolving Credit Facility

The Senior Facilities Agreement provides for an €80.0 million revolving credit facility, of which up to €50 million can be used for the issuance of letters of credit and other ancillary facilities. The revolving credit facility matures on May 15, 2023 and bears interest at a rate per annum equal to LIBOR or, in relation to any loan in Euro, EURIBOR (subject in each case to a zero floor), plus the applicable margin. The applicable margin is 2.75% per annum. Interest on the revolving credit facility is payable at the end of each interest period. As of December 31, 2019, the amount outstanding under the revolving credit facility by way of issued letters of credit and bank guarantees was €17.2 million.

Indebtedness at December 31, 2019

As of December 31, 2019, we had approximately €1,787.9 million (December 31, 2018: €1,394.5 million) of indebtedness outstanding under our term loan facilities and no amounts outstanding under our revolving credit facility, other than €17.2 million (December 31, 2018: €16.8 million) in relation to stand-by letters of credit and bank guarantees.

Terms of the Senior Facilities Agreement

The Senior Facilities Agreement contains certain customary operating covenants (certain of which are not applicable depending on the ratio of Consolidated Total Net Debt to Consolidated EBITDA) and other customary provisions relating to events of default, including non-payment of principal, interest or fees, misrepresentations, breach of covenants, creditor process, cross default to other indebtedness of the borrowers and its subsidiaries. If, in respect of any Relevant Period, the aggregate amount of: (i) all Revolving Facility Loans; (ii) drawn Letters of Credit; and (iii) Ancillary Outstanding’s (but excluding Ancillary Outstanding’s by way of undrawn letters of credit and undrawn bank guarantees under the relevant Ancillary Facility) calculated as at the last day of each such Relevant Period, is equal to or exceeds 40% of the Total Revolving Facility Commitments as at such date, Debt Cover in respect of that Relevant Period shall not exceed 8.00:1. (Each of the foregoing terms is defined in the Senior Facilities Agreement). As of December 31, 2019, we were in compliance with all financial and other covenants contained in our Senior Facilities Agreement.

The USD denominated term loans include the requirement to repay 1% of notional per annum. In addition to the mandatory 1% per annum amortization, the Senior Facilities Agreement also includes an excess cashflow calculation whereupon an amount of principal shall be repaid based upon terms including cash generated during the year and Company leverage.

Hedging

In order to mitigate underlying foreign exchange exposure, reduce overall interest charge, and mitigate interest rate risk, the Company has entered into a number of cross-currency interest rate swaps. In exchange for receiving cash flows in USD matching all of the payments of principal and interest due under the Senior USD debt, the Company pays fixed amounts of interest and principal on notional amounts of GBP and EUR. All USD to EUR swaps have been designated as a cash flow hedge whilst the majority of EUR to GBP swaps have been designated as a net investment hedge of the UK business.

As a result of decisions taken by national regulators, LIBOR and EURIBOR may become phased out and replaced by an alternative reference index. If LIBOR or EURIBOR ceases to exist, we may need to renegotiate our Senior Facilities Agreement with our lenders and associated cross currency interest rate swaps. Our expectation is that both debt agreements and hedging contracts will be aligned to the new benchmarks as they become known, and as such it is highly probable that the existing hedging relationships can be continued.

Fixed Rate Senior Secured Notes due 2024

On May 3, 2017, we entered into an indenture with Nomad Foods Bondco Plc and Deutsche Trustee Company Limited as trustee, pursuant to which we issued €400.0 million of 3.25% Fixed Rate Senior Secured Notes due May 15, 2024, payable semi-annually in arrears. The Fixed Rate Senior Secured Notes are currently admitted to the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF Market. As of December 31, 2019, we had €400.0 million of Fixed Rate Senior Secured Notes outstanding.

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
For accounting purposes, as of December 31, 2019 (based on the assumptions used), the deficit for the net employee benefit obligations equaled €237.5 million (December 31, 2018: €200.6 million).
For the year ended December 31, 2019 pension costs related to defined benefit, defined contributions and long-term benefit plans equated to €16.8 million (2018: €16.9 million; 2017: €18.2 million). This includes all costs related to the pension schemes and other long-term benefits plans as well as associated interest costs.
For additional information, see Note 23 “Employee benefits” to our consolidated financial statements in Item 18.

A description of our principal accounting policies, critical accounting estimates and judgments is set out in Note 3 and Note 4 to our audited consolidated statements which appear elsewhere in this annual report.

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
Since 2017 we have operated a dual governance process with a “Central Monthly Operating Review Board” (“CMOR”) which is responsible for reviewing and approving innovations across the Company in our core areas that stretch across multiple markets. "Local Monthly Operating Reviews" ("LMOR") occur within each market on areas within local control. Our research and development team has global and local teams. This allows us to leverage our investment in research development across our markets where scale can be achieved and move fast within individual markets to address local tastes, thus maximizing our ability to generate successful innovations efficiently.

D.	Trend information
We are subject to the following key industry trends and challenges which have impacted, and may continue to impact, our business, operations and financial performance:

1.
Consumer Preferences. Consumer preferences drive demand for our products. There are a number of trends in consumer preferences which are having an impact on us and the frozen food industry as a whole. These include preferences for speed, convenience and ease of food preparation; natural, nutritious and well-proportioned meals; and products that are sustainably sourced and produced and are otherwise environmentally friendly. Our results of operation depend in large part on the continued appeal of our products and, given the varying backgrounds and tastes of our customer base, our ability to offer a sufficient range of products to satisfy a broad spectrum of preferences. For example, there is a growing trend towards greater consumption of vegetarian and vegan foods, especially by meat eaters, which resulted in 40% of households in the UK purchasing meat substitutes in 2019. In order to address consumer needs and ensure the continued success of our products, we aim to introduce new products, renovate core products and extend existing product lines on a timely basis.

2.
Competition. In addition to the competition we face from traditional, well-established branded frozen food manufacturers, over the last few years we have seen increased competition from the discounter channel. Discounters are supermarket retailers which offer food and grocery products at discounted prices and which typically focus on non-branded rather than branded products. The discounter channel has been growing at a faster rate than the traditional retailer channels over the last several years. To address this growing trend, we continue to pursue opportunities to increase our presence with the discounter channel, particularly the hard discounter channel. With the growth of the discounter channel, in an effort to compete, our traditional retail customers have increased their offering of their own private label products. Because these customers control the shelf space allocations within their stores, they may allocate more shelf space to their private label products in accordance with their respective promotional strategies. To address decreases in shelf space allocated to our products, we have expanded our focus on “category management projects". We have been chosen to lead category management projects by several retailers and provide objective advice regarding the strategic development of our food categories. As we increase our influence with retailers, we expect this will translate into an increased share of shelf space and provide more favorable positioning of our products relative to the competition.

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
F.    Tabular disclosure of contractual obligations
The following table summarizes our estimated material contractual cash obligations and commercial commitments as of December 31, 2019, and the future periods in which such obligations are expected to be settled in cash:

	Cash payments due by period
(€ in millions)	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long term debt	1,791.0	10.8	18.2	1,762.0	—
Long term debt—interest (1)	264.4	61.1	119.2	84.1	—
Cross currency interest rate swap payments (2)	1,215.8	38.8	1,177.0	—	—
Cross currency interest rate swap receipts (2)	(1,233.6)	(49.4)	(1,184.2)	—	—
Forward contracts - Sell (2)	666.2	666.2	—	—	—
Forward contracts - Buy (2)	(658.5)	(658.5)	—	—	—
Lease liabilities and operating leases (3)	153.1	18.9	32.1	16.4	85.7
Purchase commitments (4)	246.0	207.1	33.6	4.9	0.4
Total (5)	2,444.4	295.0	195.9	1,867.4	86.1

(1)
Represents estimates of future interest payable, which will depend upon the timing of cash flows as well as fluctuations in the applicable interest rates and the Company’s debt structure. These forecasts have been compiled using the debt structure as at December 31, 2019 with constant foreign exchange and interest rates until the debt matures in 2024.

(2)	Cross currency interest rate swap payments and forward contracts are presented alongside receipts to show the net liability.

(3)	Excludes contractual annual increases linked to inflation indices.

(4)	Represents capital and raw material expenditures as well as long term service contracts which we have committed to make but which are not yet payable.

(5)
Retirement benefit obligations of €237.5 million are not presented above as the timing of the settlement of these obligations is uncertain. Certain long-term liabilities related to income taxes, insurance accruals, other accruals and provisions included on the consolidated balance sheet are excluded from the above table as we are unable to estimate the timing of payments for these items.

G.	Safe harbor
See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Executive Officers and Directors
The following table lists each of our executive officers and directors and their respective ages and positions as of February 21, 2020.

Name	Director since	Age	Position
Sir Martin E. Franklin	April 4, 2014	55	Co-Chairman
Noam Gottesman	April 4, 2014	58	Co-Chairman
Ian G.H. Ashken	June 16, 2016	59	Director
Stéfan Descheemaeker	June 1, 2015	59	Chief Executive Officer and Director
Jeremy Isaacs CBE	February 16, 2016	55	Director
James E. Lillie	May 28, 2015	58	Director
Stuart MacFarlane	May 8, 2019	52	Director
Lord Myners of Truro CBE	April 4, 2014	71	Lead Independent Director
Victoria Parry	February 16, 2016	54	Director
Simon White	November 30, 2016	61	Director
Samy Zekhout	April 1, 2018	57	Chief Financial Officer and Director
Set forth below is a brief biography of each of our executive officers and directors.
Sir Martin Ellis Franklin, KGCN, our co-founder and co-Chairman is the founder and CEO of Mariposa Capital LLC, a Miami-based family investment firm focused on long-term value creation across various industries, and Chairman and controlling shareholder of Royal Oak Enterprises, LLC. Sir Franklin is also the Founder and Executive Chairman of Element Solutions Inc (previously known as Platform Specialty Products Corporation), and co-founder and co-Chairman of APi Group Corporation (previously known as J2 Acquisition Limited). Sir Franklin was the co-founder and Chairman of Jarden Corporation ("Jarden") from 2001 until April 2016 when Jarden merged with Newell Brands Inc ("Newell"). Sir Franklin became Chairman and Chief Executive Officer of Jarden in 2001, and served as Chairman and Chief Executive Officer until 2011, at which time he began service as Executive Chairman. Prior to founding Jarden in 2001, Sir Franklin served as the Chairman and/or Chief Executive Officer of three public companies: Benson Eyecare Corporation, Lumen Technologies, Inc., and Bollé Inc. between 1992 and 2000. In the last five years, Sir Franklin served as a director of the following public companies: Newell Brands, Inc., Restaurant Brands International Inc. and Burger King Worldwide, Inc. (until its transaction with Tim Hortons, Inc. and the creation of Restaurant Brands International Inc. in December 2014).
Noam Gottesman, our co-founder and co-Chairman is the Founder and Managing Partner of TOMS Capital LLC, which he founded in 2012. Mr. Gottesman is also a co-founder and non-executive director of Digital Landscape Group, Inc. (previously known as Landscape Acquisition Holdings Limited), a global aggregator of real property interests underlying wireless telecommunications cell sites. Mr. Gottesman was the co-founder of GLG Partners Inc. and its predecessor entities where he served in various chief executive capacities until January 2012. Mr. Gottesman served as GLG’s chief executive officer from September 2000 until September 2005, and then as its co-chief executive officer from September 2005 until January 2012. Mr. Gottesman was also chairman of the board of GLG following its merger with Freedom Acquisition Holdings Inc. and prior to its acquisition by Man Group plc. Mr. Gottesman co-founded GLG as a division of Lehman Brothers International (Europe) in 1995 where he was a Managing Director. Prior to 1995, Mr. Gottesman was an executive director of Goldman Sachs International, where he managed global equity portfolios in the private client group.
Ian G.H. Ashken serves as a director of APi Group Corporation and Element Solutions Inc. Previously, he was the co-founder of Jarden and served as its Vice Chairman and President until the consummation of Jarden’s business combination with Newell in April 2016. Mr. Ashken was appointed to the Jarden board on June 25, 2001 and served as Vice Chairman, Chief Financial Officer and Secretary from September 24, 2001. Mr. Ashken was Secretary of Jarden until February 15, 2007 and Chief Financial Officer until June 12, 2014. Prior to Jarden, Mr. Ashken served as the Vice Chairman and/or Chief Financial Officer of three public companies, Benson Eyecare Corporation, Lumen Technologies, Inc. and Bollé Inc. between 1992 and 2000. Mr. Ashken is also a director or trustee of a number of private companies and charitable institutions. During the last five years, Mr. Ashken also previously served as a director of Newell Brands, Inc.

Stéfan Descheemaeker was appointed as the Chief Executive Officer of the Company on June 1, 2015. He was previously at Delhaize Group SA, the international food retailer, where he was Chief Financial Officer between 2008 and 2011 before becoming Chief Executive Officer of its European division until October 2013. Since leaving Delhaize Group SA, Mr. Descheemaeker held board positions with Telenet Group Holdings N.V. and Group Psychologies, served as an industry advisor to Bain Capital and is currently a professor at the Université Libre de Bruxelles. Between 1996 and 2008, Mr. Descheemaeker was at Interbrew (now Anheuser-Busch InBev) where he was Head of Strategy & External Growth responsible for managing M&A and strategy, during the time of the merger of Interbrew and AmBev in 2004, and prior to that he held operational management roles as Zone President in the U.S., Central and Eastern Europe, and Western Europe. Mr. Descheemaeker started his career with Cobepa, at that time the Benelux investment company of BNP-Paribas. Mr. Descheemaeker served as a Director on the Board of Anheuser-Busch InBev, a position he has held from 2008 to 2019. Since June 2019, Mr. Descheemaeker has served as Chairman of the Board of Verlinvest.

Jeremy Isaacs is a Founding Partner of JRJ Group. At JRJ Group, Mr. Isaacs is closely involved with the implementation and guidance of fund strategy, as well as the development and execution of portfolio company strategy. Prior to establishing JRJ Group, in late 2008, Mr. Isaacs held senior executive positions with Lehman Brothers with responsibility for businesses outside North America. Mr. Isaacs serves as a non-executive director of Marex Spectron and served as a non-executive director of Landscape Acquisition Holdings Limited from
November 2017 until its business combination with Associated in February 2020. He participates in numerous philanthropic activities, holding a range of positions, including Trustee of The J Isaacs Charitable Trust, and Trustee of the Noah’s Ark Children’s Hospice. Mr. Isaacs is an Honorary Fellow of the London Business School. He served as non-executive director of Imperial College Healthcare NHS Trust from October 2013 to September 2016, and was a member of the British Olympic Advisory Board between 2007 and 2012 and a member of the Bridges Development Fund Advisory Board between 2008 and March 2018. Mr. Isaacs was appointed Commander of the Order of the British Empire (CBE) in the 2015 Queen’s Birthday Honours for his services to the NHS. In May 2019, Mr. Isaacs received Doctor of Philosophy Honoris Causa from the Haifa University, Israel.

James E. Lillie serves as co-Chairman of APi Group Corporation since October 2019, and previously served as its director from October 2017. Mr. Lillie has also served on the board of directors of Tiffany & Co. since February 2017. He served as Jarden’s Chief Executive Officer from June 2011 until the consummation of Jarden’s business combination with Newell in April 2016. He joined Jarden in 2003 as Chief Operating Officer and was named President in 2004 and CEO in June 2011. From 2000 to 2003, Mr. Lillie served as Executive Vice President of Operations at Moore Corporation, Limited. From 1999 to 2000, he served as Executive Vice President of Operations at Walter Industries, Inc., a Kohlberg, Kravis, Roberts & Company (KKR) portfolio company. From 1990 to 1999, Mr. Lillie held a succession of senior level management positions across a variety of disciplines including human resources, manufacturing, finance and operations at World Color, Inc., another KKR portfolio company.

Stuart MacFarlane joined the Whitbread Beer Company in 1992, which was later acquired by Interbrew and, subsequently, Anheuser-Busch InBev ("ABInBev"). At ABInBev, Mr. MacFarlane held various senior roles throughout the course of his career, including in Finance, Marketing, Sales and as Managing Director for the company's business in Ireland. He was appointed President of ABInBev UK & Ireland in 2008 and in 2012 became a member of the Executive Board of Management, serving as President of Central & Eastern Europe. Mr. MacFarlane most recently served as ABInBev's President of a combined Europe & Middle East from 2014 to May 2019. Mr. MacFarlane is currently serving as a director and member of the Corporate Governance Committee of Anadolu EFES, a brewer company, until May 28, 2019. He previously served as a director of ABI-EFES Russia & Ukraine, a joint venture of Anadolu EFES and ABInBev. Mr. MacFarlane has a degree in Business Studies from Sheffield University in the UK and is also a qualified Chartered Management Accountant.

Lord Myners is Chancellor of the University of Exeter and a member of Court and Council of the London School of Economics and Political Science. He served as the Financial Services Secretary in Her Majesty’s Treasury, the United Kingdom’s finance ministry, from October 2008 to May 2010. Prior to his service at the Treasury, Lord Myners served as chairman or a member of the board of several organizations, including as chairman of Guardian Media Group from 2000 to 2008, director of GLG Partners Inc. from 2007 to 2008, Director of Land Securities Group plc from 2006 to 2008 (chairman from 2007 to 2008), chairman of Marks & Spencer plc from 2004 to 2006, and chairman of Aspen Insurance Holdings Ltd from 2002 to 2007. Lord Myners served as chairman of Platform Acquisition Holdings Limited (now known as Element Solutions Inc) from April 2013 until its business combination with MacDermid, Incorporated in October 2013. He also served as the chairman of of Landscape Acquisition Holdings Limited from November 2017 until its business combination with Associated in February 2020 and of Justice Holdings

Limited, a special purpose acquisition company, from February 2011 until its business combination with Burger King Worldwide, Inc. in June 2012. From 1986 to 2001, he served as a director of Gartmore Investment Management Limited. He has also served in an advisory capacity to the United Kingdom Treasury and the United Kingdom Department of Trade & Industry, with particular focus on corporate governance practices. Other positions held by Lord Myners have included chairman of the Trustees of Tate, chairman of the Low Pay Commission, a member of the Court of the Bank of England, a member of the Investment Board of GIC, Singapore’s sovereign wealth fund. Lord Myners is currently serving as a non-executive director of Windmill Hill Asset Management. He is vice chairman of Global Counsel, chairman and a partner of Cevian Capital LLP and Chairman of Daniel J Edelman (UK). Lord Myners is a graduate, with honors, from University of London and has an honorary doctorate from the University of Exeter. He is a Visiting Fellow at Nuffield College, Oxford and an Executive Fellow at London Business School. He is a crossbench member of the UK’s House of Lords, the senior chamber in Parliament.

Victoria Parry was Global Head of Product Legal for Man Group plc until April 2013 and now acts as an independent non-executive director to the funds industry. Prior to the merger of Man Group plc with GLG Partners, Inc. in 2010, she was Senior Legal Counsel for GLG Partners LP. Ms. Parry joined Lehman Brothers International (Europe) in April 1996 where she was Legal Counsel with responsibility for inter alia the activities of the GLG Partners division and left Lehman Brothers in September 2000 upon the establishment of GLG Partners LP. Prior to joining Lehman Brothers in 1996 Ms. Parry practiced as a solicitor with a leading London based firm of solicitors. Ms. Parry graduated from University College Cardiff, with a LLB (Hons) in 1986. Ms. Parry is a solicitor and a member of the Law Society of England and Wales. Ms. Parry is a director of a number of other companies.

Simon White was, until 2014, Chief Operating Officer of Man Group PLC where he was a member of the Executive Committee. Prior to the merger of Man Group PLC with GLG Partners, Inc. in 2010, Mr. White served as Chief Operating Officer of GLG Partners, Inc. from its inception and was also Chief Financial Officer until mid-2008. From 1993 to 2000 he worked at Lehman Brothers in a number of different roles. Since 2014, Mr. White has been involved in leadership roles in a range of early stage businesses with a special focus on FinTech, and is currently a director of Smike Consulting Limited, formed in September 2019. In 2017, he became a non-executive director of Ask Inclusive Finance and has previously served as a non-executive director of Bridge Invest Limited and Axim Holdings Limited. In February 2020, he became a non-executive director of DMS Investment Management Services (UK) Limited. Mr. White is a Fellow of the Institute of Chartered Accountants in England and Wales.

Samy Zekhout has served as Chief Financial Officer of Nomad since April 1, 2018. Prior to joining the Company, Mr. Zekhout most recently served as CFO and Vice President of Global Grooming at Procter & Gamble since 2007. Mr. Zekhout has held various finance roles at Procter & Gamble throughout the course of his more than 30 year career at that company.

B.	Compensation of Executive Officers and Directors
This section sets forth for the year ended December 31, 2019: (i) the compensation and benefits provided to our executive officers, (ii) a brief description of the bonus programs in which our executive officers participated, and (iii) the total amounts set aside for pension, retirement and similar benefits for our executive officers. This section also describes the Nomad Foods Amended and Restated Long Term 2015 Incentive Plan (“LTIP”) including a summary of the material terms of the LTIP, a description of current executive employment agreements and equity awards granted thereunder, and a description of our director compensation program.
Executive Compensation
Executive Officer Compensation and Benefits for the year ended December 31, 2019
For the year ended December 31, 2019, Nomad’s executive officers received total compensation, including base salary, cash and equity bonus, and certain perquisites, equal to €9.7 million in the aggregate.
Pension, Retirement and Similar Benefits
Our executive officers who participate in our money purchase pension plans do so on generally the same terms as our other employees. The aggregate amount of the employer contributions to this plan for our executive officers during the year ended December 31, 2019 was less than €0.1 million.

Employment Agreements
Chief Executive Officer.  Stéfan Descheemaeker was appointed as the Chief Executive Officer of the Company and as a Director of the Company effective on June 1, 2015. He entered into his Service Agreement with us on June 17, 2015. Under the agreement, Mr. Descheemaeker will receive an annual salary of £700,000 that will be reviewed, but not necessarily increased, on an annual basis. Mr. Descheemaeker's salary was reviewed in 2019 resulting in an increase of his salary to £750,000. Mr. Descheemaeker is entitled to receive the following benefits under the terms of his agreement:

(a)	an annual contribution of £75,000 (based on an increase in 2019) paid either to a pension plan or to Mr. Descheemaeker directly (as he so directs);

(b)
eligibility for performance-related discretionary cash bonuses (target performance equates to 100% of base salary), subject to the achievement of financial and other performance targets as we may decide;

(c)
a one-time award of 2,000,000 ordinary shares remaining in the Company, 50% of which will vest on the Company exceeding an agreed EBITDA target and 50% of which will vest subject to the Company’s shares achieving a specified target price. Both tranches of shares are also subject to further vesting conditions relating to Mr. Descheemaeker’s tenure as Chief Executive Officer; and

(d)	an annual car allowance of £14,400, death in service benefit (three times salary), group income protection (offering 75% of base salary less £5,000) and family medical insurance.
We have the right to place Mr. Descheemaeker on paid leave for up to six months of his 12 month notice period. Mr. Descheemaeker is subject to confidentiality provisions and to non-competition and non-solicitation restrictive covenants for a period of between six and 12 months after the termination of his employment, subject to an off-set for paid leave. We may terminate Mr. Descheemaeker’s employment at any time by serving a notice stating that we will pay to Mr. Descheemaeker within 14 days a sum equal to the basic salary (as at the date of the employment agreement), pension payment and car allowance in lieu of any required period of notice less certain deductions. We may also terminate Mr. Descheemaeker’s employment agreement without any payment of compensation, damages, payment in lieu of notice or otherwise under certain circumstances, including, among other things, gross misconduct, material breach of the terms of such agreement or charge or conviction of a criminal offence.
Chief Financial Officer. Samy Zekhout was appointed as the Chief Financial Officer of the Company and as a Director of the Company effective on April 1, 2018. He entered into his Service Agreement with us on February 15, 2018. Under the agreement, Mr. Zekhout will receive an annual salary of £425,000 that will be reviewed, but not necessarily increased, on an annual basis. The first review took place in 2019 resulting in an increase of his salary to £437,000. Mr. Zekhout was or is entitled to receive the following benefits under the terms of his agreement:

(a)	an annual contribution of 10% of his base salary, paid either to a pension plan or to Mr. Zekhout directly (as he so directs);

(b)
eligibility for performance-related discretionary cash bonuses (up to 100% of salary with an opportunity to increase this to 200% depending on business performance), subject to the achievement of financial and other performance targets as the Company may decide;

(c)
a one-time award of 300,000 ordinary shares as incentive compensation under the Company's LTIP, subject to performance-based vesting conditions and the other terms and conditions set forth in a share grant award agreement; and

(d)	an annual car allowance of £13,200, death in service benefit (three times salary), group income protection (offering 75% of base salary less £5,000) and family medical insurance.

We have the right to place Mr. Zekhout on paid leave for his notice period. Mr. Zekhout is subject to confidentiality provisions and to non-competition and non-solicitation restrictive covenants for a period of 12 months after the termination of his employment, subject to an off-set for paid leave. We have the right to terminate Mr. Zekhout’s employment at any time by serving a notice stating that we will pay to Mr. Zekhout within 14 days a sum equal to the basic salary (as at the date of the employment agreement), in lieu of any required period of notice less certain deductions. We also have the right to terminate Mr. Zekhout’s employment agreement without any payment of compensation, damages, payment in lieu of notice or otherwise under certain circumstances, including, among other things, gross misconduct, material breach of the terms of such agreement or charge or conviction of a criminal offence.
Nomad Foods Limited Amended and Restated Long Term 2015 Incentive Plan (“LTIP”)
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
Change of Control
Unless otherwise determined by the Committee, in the event of a Change of Control or winding up of the Company (including by reason of an offer or scheme of arrangement), Awards will vest in accordance with the performance targets applied at the date of the Change of Control, subject to the Committee’s discretion to waive such targets in whole or in part.

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
Director Compensation
In 2019, each of our non-executive directors (other than Messrs. Gottesman and Franklin) received, and are entitled to receive in 2020, $50,000 per year together with an annual restricted stock grant issued under the LTIP equal to $100,000 of ordinary shares valued at the date of issue, which vest on the earlier of the date of the following year’s annual meeting of shareholders or 13 months from the issuance date. For those Directors who are members of board committees, each member is entitled to receive an additional $2,000 per year. The chairman of the Audit Committee, currently, is entitled to receive $10,000 per year and the chairmen of the Compensation and Nominating and Corporate Governance Committees, currently and respectively, are entitled to receive $7,500 per year. Messrs. Gottesman and Franklin will not receive a fee in relation to their services as Directors.
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

Audit Committee
Our Audit Committee consists of three directors: Messrs. Lillie, White and MacFarlane, and Mr. Lillie serves as its chairman. Our Audit Committee is responsible for, among other things, assisting the board of directors in its oversight of the integrity of our financial statements, of our compliance with legal and regulatory requirements, and of the independence, qualifications and performance of our independent auditors. In addition, it focuses on compliance with accounting policies and ensuring that an effective system of internal and external audit and financial controls is maintained, and oversees our policies and procedures with respect to risk assessment and risk management. Our Audit Committee will meet at least quarterly with management and the independent auditors and report on such meetings to the board of directors. The responsibilities of our Audit Committee as set forth in its charter include oversight of the following: external audit, financial reporting, public disclosure, internal controls, risk management and compliance and whistleblowing.
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
Nominating and Corporate Governance Committee
Our Nominating and Corporate Governance Committee (the “N&CG Committee”) consists of three directors: Lord Myners, Ms. Parry, and Mr. Lillie and Lord Myners serves as its chairman.
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
As of December 31, 2019, we had approximately 4,775 employees. We also employed on average 370 temporary staff, in addition to 720 agency workers in 2019. We source the majority of our temporary workers from agencies to allow us to quickly respond and adapt to production demands. Approximately 70% of our employees work in our manufacturing operations, with the remaining employees involved in sales, marketing, finance, administration, procurement, logistics, product development, IT and other areas. Following are the number of employees by region for the last three years:

Region	2019	2018	2017
United Kingdom	1,222	1,223	801
Germany	1,412	1,394	1,267
Italy	478	456	451
Sweden/Norway	421	467	536
France	345	346	335
Other	897	927	485
Total	4,775	4,813	3,875
A number of our employees are members of trade unions in the UK, Germany, Italy, France, Sweden, Norway or Spain.  Trade union membership is not required to be disclosed by employees, however, we estimate that less than 40% of our employees are members of a trade union. Many of our plants are governed by collective agreements with the respective unions. Our relationships with the trade unions are currently stable.

E.	Share Ownership
The following table sets forth, as of February 21, 2020, certain information regarding the beneficial ownership of our ordinary shares by:

•	each of our current directors;

•	each of our named executive officers for the fiscal year ended December 31, 2019; and

•	all of our current directors and current executive officers as a group.
Percentages are based on the 201,127,847 ordinary shares that were issued and outstanding on February 21, 2020.

Director and Executive Officers:	Number		Percentage
Martin E. Franklin	11,451,700	(1)	5.7
Noam Gottesman	13,340,236	(2)	6.6
Ian G.H. Ashken	967,891	(3)	*
Stéfan Descheemaeker	2,600,647	(4)	1.3
Jeremy Isaacs	23,624	(5)	*
James E. Lillie	967,996	(6)	*
Stuart MacFarlane	-	(7)	-
Lord Myners of Truro CBE	95,652	(8)	*
Victoria Parry	13,818	(9)	*
Simon White	28,557	(10)	*
Samy Zekhout	-	(11)	-
Directors and Executive Officers as a Group (11 persons)	27,601,587		13.7

*	Represents beneficial ownership of less than one percent of ordinary shares outstanding.

(1)
Consists of (i) 5,539,705 ordinary shares held indirectly through the Martin E. Franklin Revocable Trust, (ii) 750,000 Founder Preferred Shares held indirectly through Mariposa Acquisition II, LLC (which are convertible at any time at the option of the holder into ordinary shares on a one-for-one basis) , (iii) 3,147,559 ordinary shares held indirectly through RSMA, LLC and (iv) 944,267, 944,267 and 125,902 ordinary shares held by other members of Mariposa Acquisition II, LLC, respectively, which Sir Franklin has the sole power to vote pursuant to irrevocable proxy agreements dated each of June 15, 2018 and January 7, 2019. In addition, Sir Franklin indirectly owns 69% of Mariposa Acquisition II, representing 517,500 Founder Preferred Shares. Sir Franklin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(2)
Includes (i) 11,168,647 ordinary shares of which 4,460,537 are held by TOMS Acquisition I LLC and 6,708,110 are held by TOMS Capital Investments LLC, (ii) 750,000 Founder Preferred Shares which are convertible at any time at the option of the holder into ordinary shares on a one-for-one basis and all of which are held by TOMS Acquisition I LLC and (iii) an aggregate of 1,421,589 ordinary shares held by the members of TOMS Acquisition I LLC that are subject to an irrevocable proxy agreement granted to Mr. Gottesman. Mr. Gottesman is the managing member and majority owner of TOMS Acquisition I LLC and TOMS Capital Investments LLC and may be considered to have beneficial ownership of TOMS Acquisition I LLC’s and TOMS Capital Investments LLC’s interests in the Company. In addition, Mr. Gottesman owns or controls, directly or indirectly, 77.5% of TOMS Acquisition I LLC and 100% of TOMS Capital Investments LLC. Mr. Gottesman disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(3)
Includes 944,267 ordinary shares held by Tasburgh, LLC, all of which are subject to an irrevocable proxy agreement granted to Sir Franklin (see note 1 above). Mr. Ashken is the Managing Manager of Tasburgh, LLC. Excludes an indirect pecuniary interest in 56,250 Founder Preferred Shares (which are convertible at any time at the option of the holder into ordinary shares on a one-for-one basis) held by Mariposa Acquisition II, LLC. Also excludes 4,921 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2020 or (ii) July 19, 2020.

(4)
Represents an indirect interest held by Olidipoli Sprl, a company owned by Mr. Descheemaeker. Excludes (i) 598,600 ordinary shares issuable under the LTIP that vested on February 24, 2020 (after giving effect to ordinary shares withheld to satisfy certain tax liabilities), (ii) 350,000 ordinary shares issuable under the LTIP that will vest on January 1, 2021 (the performance based vesting conditions for which have been satisfied), and (iii) 600,000 ordinary shares issuable under the LTIP, which will vest subject to performance based vesting conditions (and in each of cases (ii) and (iii), subject to further vesting conditions relating to Mr. Descheemaeker’s tenure as Chief Executive Officer).

(5)
Excludes 4,921 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2020 or (ii) July 19, 2020.

(6)
Includes 944,267 ordinary shares held by Powder Horn Hill Partners II, LLC, all of which are subject to an irrevocable proxy agreement granted to Sir Franklin (see note 1 above).Mr. Lillie is the Managing Member of Powder Horn Hill Partners II, LLC. Excludes an indirect pecuniary interest in 56,250 Founder Preferred Shares (which are convertible at any time at the option of the holder into ordinary shares on a one-for-one basis) held by Mariposa Acquisition II, LLC. Also excludes 4,921 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2020 or (ii) July 19, 2020.

(7)
Excludes 4,921 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company's annual meeting of shareholders in 2020 or (ii) July 19, 2020.

(8)
Includes 50,000 ordinary shares issuable pursuant to a five-year option that expires on June 2, 2020 at a purchase price of $11.50 per share. Excludes 4,921 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2020 or (ii) July 19, 2020.

(9)
Excludes 4,921 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2020 or (ii) July 19, 2020.

(10)
Excludes 4,921 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company's annual meeting of shareholders in 2020 or (ii) July 19, 2020.

(11)
Excludes 300,000 ordinary shares issuable under the LTIP, which will vest subject to performance based vesting conditions (and subject to further vesting conditions relating to Mr. Zekhout's tenure as Chief Financial Officer).

There are no arrangements for involving the employees in the capital of the Company, including any arrangement that involves the issue or grant of options or shares or securities of the Company, other than those described under Item 6. Directors, Senior Management and Employees—B. Compensation of Executive Officers and Directors—Nomad Foods Limited Amended and Restated Long Term 2015 Incentive Plan (“LTIP").

Item 7.	Major Shareholders and Related Party Transactions
A.    Major Shareholders
The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by each person known by us to be a beneficial owner of more than 5% of the ordinary shares. Currently we only have one class of listed shares issued and outstanding, that being ordinary shares, which have no par value. All of our ordinary shares have the same voting rights. Percentages are based on the 201,127,847 ordinary shares that were issued and outstanding on February 21, 2020.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner:	Number		Percentage
5% Shareholders:
T. Rowe Price Associates Inc. 100 East Pratt Street Baltimore, MD 21202	14,835,761	(1)	7.4
Noam Gottesman c/o TOMS Acquisition I, LLC 450 W. 14th Street, 13th Floor New York, NY 10014	13,340,236	(2)	6.6
Boston Partners One Beacon Street, 30th Floor Boston, MA 02108	13,030,867	(3)	6.5
Martin E. Franklin c/o Mariposa Capital, LLC 500 South Pointe Drive, Suite 240 Miami Beach, FL 33139	11,451,700	(4)	5.7
FMR LLC 245 Summer Street Boston, MA 02210	10,308,881	(5)	5.1

(1)	Based on a Schedule 13G/A filed by T. Rowe Price Associates Inc. on February 14, 2020.

(2)	Based on a Schedule 13D/A filed by Mr. Gottesman, TOMS Acquisition I LLC and the other reporting persons described therein on January 6, 2020.

(3)	Based on a Schedule 13G/A filed by Boston Partners on February 10, 2020.

(4)	Based on a Schedule 13D/A filed by Sir Franklin, Martin E. Franklin Revocable Trust and the other reporting persons described therein on January 6, 2020.

(5)	Based on a Schedule 13G filed by FMR LLC on February 7, 2020.

As of February 21, 2020, we also have 1,500,000 preferred shares (Founder Preferred Shares) issued and outstanding, which have the same voting rights as the ordinary shares. Each of Mariposa Acquisition II, LLC and TOMS Acquisition I, LLC, our Founder Entities, owns 750,000 Founder Preferred Shares.

In addition, on September 12, 2017, Pershing Square Capital Management L.P., which as of March 28, 2017, beneficially owned 18.3% of our ordinary shares, filed a Schedule 13G/A to report that it no longer beneficially owned any of our ordinary shares. On July 18, 2017, Birds Eye Iglo Limited Partnership Inc., which as of March 28, 2017, beneficially owned 7.6% of our ordinary shares, filed a Schedule 13G/A to report that it no longer beneficially owned any of our ordinary shares. On February 9, 2018, Third Point LLC, which as of March 28, 2017, beneficially owned 5.8% of our ordinary shares, filed a Schedule 13G/A to report that it no longer beneficially owned any of our ordinary shares. On February 14, 2018, Corvex Management, LP filed a Schedule 13G/A to report that its percentage ownership in our ordinary shares decreased from 9.6%, as of March 31, 2017, to 4.9%. On January 10, 2017, Wellington Management Group LLP, which, as of March 31, 2016, beneficially owned 13.9% of our ordinary shares, and as of September 12, 2016, beneficially owned 8.2% of our ordinary shares, filed a Schedule 13G/A to report that it no longer beneficially owned any of our ordinary shares. On February 7, 2017, T. Rowe Price Associates Inc. filed a Schedule 13G to report that it beneficially owned 5.7% of our ordinary shares. On January 13, 2020, Elliott Associates, L.P. which as of September 18, 2017, beneficially owned 5.4% of our ordinary shares, filed a Schedule 13G/A to report that it no longer beneficially owned any of our ordinary shares. Except for the foregoing, no major shareholder has disclosed a significant change in its percentage ownership of our ordinary shares during the three years ended December 31, 2019.

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

A.	Consolidated Statements and Other Financial Information
Financial Statements
Please see Item 18 below.
Export Sales
For a description of our export sales which constitute all of our sales, please see Geographical information - External revenue by geography in Item 18, Note 5 below.
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

The Founder Preferred Shares are entitled to receive an annual stock dividend based on the market price of our ordinary shares if such market price exceeds certain trading price minimums and to participate in any dividends on the ordinary shares. On December 31, 2019, we approved a 2019 Founder Preferred Share Dividend in an aggregate of 6,421,074 ordinary shares. The dividend price used to calculate the 2019 Founder Preferred Shares Annual Dividend Amount was $21.7289 (calculated based upon the volume weighted average price for the last ten trading days of 2019) and the Ordinary Shares were issued on January 2, 2020. For the year ended December 31, 2018, we approved a 2018 Founder Preferred Share Dividend in an aggregate of 171,092 ordinary shares. The dividend price used to calculate the 2018 Founder Preferred Shares Annual Dividend Amount was $16.7538 and the Ordinary Shares were issued on January 2, 2019. For the year ended December 31, 2017, we approved a 2017 Founder Preferred Share Dividend in an aggregate of 8,705,890 ordinary shares. The dividend price used to calculate the 2017 Founder preferred Shares Annual Dividend Amount was $16.6516 (calculated based upon the volume weighted average price for the last ten trading days of 2017) and the Ordinary Shares were issued on January 2, 2018. For the year ended December 31, 2016, no Founder Preferred Shares Annual Dividend Amount was payable pursuant to the terms of the Founder Preferred Shares. On January 12, 2016, we had approved the 2015 Founder Preferred Share Dividend in an aggregate of 3,620,510 ordinary shares. The dividend price used to calculate the 2015 Founder Preferred Shares Annual Dividend Amount was $11.4824 (calculated based upon the volume weighted average price for the last ten trading days of 2015) and the Ordinary Shares were issued on January 12, 2016.  In subsequent years, the Founder Preferred Shares Annual Dividend Amount will be calculated based upon the volume weighted average price for the last ten trading days of the year and the appreciated average share price compared to the highest price previously used in calculating the Founder Preferred Shares Annual Dividend Amount. We currently expect to retain all our future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future. The declaration and payment of future dividends to holders of our ordinary shares will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, and restrictions in our debt agreements, including the Revolving Credit Facility, and other factors deemed relevant by our board of directors. As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under future indebtedness that we or they may incur. Furthermore, under British Virgin Islands law, we may pay dividends to our shareholders only if, immediately after the dividend, the value of our assets would exceed our liabilities and we would be able to pay our debts as they fall due.
B.    Significant Changes
No significant change has occurred since the date of the annual financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offer and Listing Details
Our ordinary shares are currently listed for trading on the NYSE under the symbol “NOMD”.
As of February 21, 2020, approximately 179,711,111 ordinary shares, representing approximately 89.4% of our outstanding ordinary shares, were held by approximately 18,980 United States beneficial holders and one record holder and all of our preferred shares were held by two United States record holders.
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
This discussion does not address U.S. state, local or non-U.S. income tax consequences. The discussion applies, unless indicated otherwise, only to holders of ordinary shares who acquire the ordinary shares as capital assets. It does not address special classes of holders that may be subject to different treatment under the Internal Revenue Code of 1986, as amended (the “Code”), such as:

•	certain financial institutions, insurance companies, underwriters, real estate investment trusts, or regulated investment companies;

•	controlled foreign corporations or passive foreign investment companies;

•	dealers and traders in securities;

•	persons holding ordinary shares as part of a hedge, straddle, conversion or other integrated transaction;

•	partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•	certain U.S. expatriates or former long-term residents of the United States;

•	a person that is required to accelerate the recognition of any item of gross income with respect to ordinary shares as a result of such income being recognized on an applicable financial statement;

•	a person that acquired ordinary shares as compensation for services;

•	persons holding ordinary shares that own or are deemed to own 10 percent or more (by vote or value) of the Company’s voting stock; or

•	persons that do not use the U.S. Dollar as their functional currency.
This section is based on the Code, its legislative history, existing and proposed Treasury regulations, published rulings by the Internal Revenue Service (“IRS”) and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. Holders of ordinary shares should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, holding and disposing of ordinary shares in their particular circumstances.
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
This discussion does not consider the tax treatment of partnerships or other pass-through entities that hold ordinary shares, or of persons who hold ordinary shares through such entities. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.
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
Passive Foreign Investment Company (“PFIC”) Considerations
The U.S. federal income tax treatment of U.S. Holders will differ depending on whether the Company is considered a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.
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
Based on the current and anticipated composition of the income, assets and operations of the Company and its subsidiaries, the Company believes that it will not be a PFIC in its current taxable year and is not likely to be a PFIC in future taxable years. However, there is no assurance that the Company will not be a PFIC in any taxable year because PFIC status is factual in nature, depends upon factors not wholly within the Company's control, generally cannot be determined until the close of the taxable year in question, and is determined annually. If the Company is a PFIC for any taxable year during which a U.S. Holder holds (or, in the case of a lower-tier PFIC, is deemed to hold) its ordinary shares, such U.S. Holder will be subject to significant adverse U.S. federal income tax rules. U.S. Holders should consult their tax advisors on the federal income tax consequences of the Company being treated as a PFIC.

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
Subject to certain exceptions for short-term and hedged positions, a dividend that a non-corporate holder receives on an ordinary share will be subject to a maximum federal income tax rate of 20 percent if the dividend is a “qualified dividend” not including the Medicare Contribution Tax described below. A dividend on an ordinary share will be a qualified dividend if (i) either (a) the ordinary shares are readily tradable on an established market in the United States or (b) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) the Company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a PFIC. Since the ordinary shares are listed on the New York Stock Exchange, the ordinary shares should be treated as readily tradable on an established securities market in the United States. Even if dividends on the ordinary shares would otherwise be eligible for qualified dividend treatment, in order to qualify for the reduced qualified dividend tax rates, a non-corporate holder must hold the ordinary share on which a dividend is paid for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the non-corporate holder has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished its risk of loss by holding one or more other positions with respect to substantially similar or related property. In addition, to qualify for the reduced qualified dividend tax rates, the non-corporate holder must not be obligated to make related payments with respect to positions in substantially similar or related property. Payments in lieu of dividends from short sales or other similar transactions will not qualify for the reduced qualified dividend tax rates.
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

Capital Gains
Subject to the PFIC rules discussed above, on a sale or other taxable disposition of an ordinary share, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted basis in the ordinary share and the amount realized on the sale or other disposition, each determined in U.S. Dollars. Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition the ordinary share has been held for more than one year. In general, any adjusted net capital gain of an individual is subject to a maximum federal income tax rate of 20 percent, not including the Medicare Contribution Tax, discussed below. Capital gains recognized by corporate U.S. holders generally are subject to U.S. federal income tax at the same rate as ordinary income. The deductibility of capital losses is subject to limitations.
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
Medicare Contribution Tax
Dividends received with respect to ordinary shares and capital gains from the sale or other taxable disposition of the ordinary shares recognized by certain non-corporate U.S. Holders will be includable in computing net investment income of such U.S. Holder for purposes of the 3.8 percent Medicare Contribution Tax.
Tax Consequences for Non-U.S. Holders of Ordinary Shares
As used herein, a "non-U.S. Holder" is a beneficial owner of ordinary shares that is neither a U.S. Holder nor a partnership (or entity or arrangement classified as a partnership) for U.S. federal income tax purposes.
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

•
the gain is treated as effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States (and, if an applicable income tax treaty so requires, such gain is attributable to a permanent establishment maintained by the non-U.S. Holder in the United States); or

•
the non-U.S. Holder is an individual and is present in the United States for 183 or more days in the taxable year of the sale, exchange or other taxable disposition, and meets certain other requirements.

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
Foreign Account Tax Compliance Act
Under certain circumstances, the Company or its paying agent may be required, pursuant to the Foreign Account Tax Compliance Act ("FATCA"), to withhold U.S. tax at a 30 percent rate on all or a portion of payments of dividends or other corporate distributions to holders of ordinary shares that are treated as "foreign pass-thru payments" made on or after the date that is two years after the issuance of final regulations concerning such foreign pass-thru payments are published, if such payments are not in compliance with FATCA. Such regulations have not yet been issued. The rules regarding FATCA and "foreign pass-thru payments," including the treatment of proceeds from the disposition of ordinary shares, are complex and holders of ordinary shares are encouraged to consult their own tax advisers regarding the impact of the FATCA rules on them.

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
For an individual shareholder within the charge to capital gains tax, a disposal of ordinary shares may give rise to a chargeable gain or allowable loss for the purposes of UK capital gains tax. The rate of capital gains tax is 10% for individuals who are subject to income tax at the basic rate and 20% to the extent that an individual shareholder’s chargeable gains, when aggregated with his or her income chargeable to income tax, exceeds the basic rate band for income tax purposes. However, an individual shareholder is entitled to realize £12,000 of gains (the annual exempt amount) in the UK tax year ended April 5, 2020, without being liable to tax.
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
The UK Government has introduced an annual dividend tax allowance per tax year. For the year ended April 5, 2020, it is £2,000. If and to the extent that an individual shareholder who is subject to UK income tax receives dividends in each tax year which, in aggregate, do not exceed that allowance, the individual will not be liable to UK income tax on those dividends. If and to the extent that an individual shareholder who is subject to UK income tax receives dividends in each tax year which, in aggregate, exceed that allowance, the individual will be subject to UK income tax on those dividends at the rate of 7.5% (in the case of basic rate taxpayers), 32.5% (in the case of higher rate taxpayers) and 38.1% (in the case of additional rate taxpayers), and the individual will not be entitled to any tax credit in respect of those dividends.
Shareholders who are within the charge to UK corporation tax are generally likely to be exempt from corporation tax on dividends they receive from us, provided the dividends fall within an exempt class and certain conditions are met.
Stamp duty/stamp duty reserve tax
(i) Issue of Ordinary Shares
No UK stamp duty or stamp duty reserve tax will be payable on the issue of ordinary shares.
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
Disclosure Controls and Procedures
We carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules l3a-15(e) and l5d - 15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report in providing a reasonable level of assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods in SEC rules and forms, including providing a reasonable level of assurance that information required to be disclosed by us in such reports is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Changes in internal control over financial reporting
During the period covered by this report, there have been no changes to our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Management’s annual report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 using criteria described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on this assessment, management concluded that the internal control over financial reporting was effective as of December 31, 2019 based on the criteria established in this Internal Control-Integrated Framework (2013).
Attestation report of the independent registered public accounting firm
The independent registered public accounting firm that audited the Consolidated Financial Statements, PricewaterhouseCoopers LLP, has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019, appearing under Item 18.

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
PricewaterhouseCoopers LLP (“PwC”) acted as our independent auditor for the years ended December 31, 2019 and 2018. The table below sets out the total amount billed to us by PwC, for services performed in the years ended December 31, 2019 and 2018, and breaks down these amounts by category of service:

(€ in millions)	For the year ended December 31, 2019	For the year ended December 31, 2018
Audit fees	3.3	2.8
Audit-related fees	0.1	0.1
Tax fees	1.5	1.1
All other fees	0.1	—
Total	5.0	4.0
Audit Fees
Audit fees in the years ended December 31, 2019 and 2018 are related to the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.
Audit-Related Fees
Audit-related fees in the years ended December 31, 2019 and 2018 are related to other assurance services on capital market transactions.
Tax Fees
Tax fees in the years ended December 31, 2019 and 2018 are related to tax compliance and other tax related services.
All Other Fees
Other fees in the year ended December 31, 2019 relate to other non-audit assurance services. There were no other fees in the year ended 2018.
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
Comparison of Shareholder Rights
We are incorporated under, and are governed by, the laws of the British Virgin Islands. The following discussion summarizes material differences between the rights of holders of our ordinary shares and the rights of common shareholders of a typical corporation incorporated under the laws of the State of Delaware.
Director’s Fiduciary Duties
Under Delaware corporate law, a director of a solvent Delaware corporation owes fiduciary duties to the corporation and its shareholders. These duties have two components: the duty of care and the duty of loyalty. The duty of care requires that a director inform himself of all material information regarding a decision. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation and its shareholders. A director must not use his corporate position for personal gain or advantage. The duty of loyalty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder that is not shared by the shareholders generally. In general, the “business judgment rule” presumes that actions of the board of directors are made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation and its shareholders. This presumption may be rebutted by evidence of a breach of the directors’ fiduciary duties. If this presumption is rebutted, the board of directors bear the burden of proving that the actions were “entirely fair” to the corporation or its minority shareholders. In addition, Delaware common law imposes “heightened” judicial scrutiny on actions of directors in certain circumstances, such as upon a sale of the corporation.
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
Consent in Lieu of Meeting
Under Delaware corporate law, a consent in lieu of a meeting of the directors must be unanimous to take effect. Under British Virgin Islands law and our Memorandum and Articles, only a majority of the directors are required to sign a written consent.
Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of shareholders of a corporation may be taken without a meeting by consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take that action at a meeting at which all shareholders entitled to vote were present and voted. If any shareholder action is taken by less than unanimous consent, notice of such action must be given to those shareholders who have not consent and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that consents signed by a sufficient number of shareholders were delivered to the corporation.

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
Shareholder Proposals
Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the relevant provisions (if any) in the corporation’s certificate of incorporation or bylaws. A meeting of shareholders may be called by the board of directors or any other person authorized to do so by the corporation’s certificate of incorporation or bylaws; shareholders may be precluded therein from calling special meetings. British Virgin Islands law and our Memorandum and Articles provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested.
Sale of Assets
Under Delaware corporate law, a vote of the shareholders is required to approve a sale, lease or exchange of property and assets of a corporation (including property and assets of its qualifying subsidiaries) only when all or substantially all of the corporation’s property and assets are being sold other than to a qualifying subsidiary of the corporation. Under British Virgin Islands law generally, shareholder approval is required when more than 50% of a company’s total assets by value are being disposed of or sold to any person if not made in the usual or regular course of the business carried out by the company. Under our Memorandum and Articles, this requirement of British Virgin Islands law has been disapplied and accordingly no shareholder approval is required in relation to such a disposal or sale.
Redemption of Shares
Under Delaware corporate law, by provision of the certificate of incorporation, any class or series of stock may be made subject to redemption by the corporation at its option, at the option of the holders of that stock or upon the happening of a specified event, provided that after such redemption shares of a class or series of stock with full voting power remain outstanding. The class or series of stock may, by provision of the certificate of incorporation, be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of the stock pursuant to the power expressly vested in the board of directors by the certificate of incorporation. Under Delaware corporate law, shares also may be repurchased with the consent of both the corporation and the holder, except that shares may not be repurchased for more than the price at which such shares may then be redeemed at the option of the corporation. Both the redemption and repurchase of shares of a Delaware corporation are subject to certain solvency limitations established by Delaware corporate law and Delaware common law.  As permitted by British Virgin Islands law and our Memorandum and Articles, shares may be repurchased, redeemed or otherwise acquired by us. However, the consent of the shareholder whose shares are to be repurchased, redeemed or otherwise acquired must be obtained, except as specified in the terms of the applicable class or series of shares.
Squeeze-Out Merger
Under the Delaware General Corporation Law § 253, in a process known as a “short form” merger, a corporation that owns at least 90% of the outstanding shares of each class of voting stock of another corporation and where at least one of the corporations is a Delaware corporation and the laws of the jurisdiction of the other corporation don’t prohibit such action, may either merge the other corporation into itself or merge itself into the other corporation by executing, acknowledging and filing with the Delaware Secretary of State a certificate of ownership and merger setting forth a copy of the resolution of its board of directors authorizing such merger. If the parent corporation is a Delaware corporation that is not the surviving corporation, the merger also must be approved by a majority of the outstanding stock of the parent corporation entitled to vote thereon and the resolution must include provision for the pro rata issuance of stock of the surviving corporation to the holders of the stock of the parent corporation on surrender of any certificate therefor. If the parent corporation does not own all of the stock of the subsidiary corporation immediately prior to the merger, the minority shareholders of the subsidiary corporation party to the merger have appraisal rights as set forth in § 262 of the Delaware General Corporation Law.
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

Variation of Rights of Shares
Under Delaware corporate law, a corporation may vary the rights of a class of stock with the approval of a majority of the outstanding shares entitled to vote thereon, and, in certain circumstances, including if such variation would change the rights of such class so as to affect them adversely, with the approval of a majority of the outstanding shares of such class, voting separately as a single class.
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

Mergers
Under Delaware corporate law, one or more constituent corporations may merge into and become part of another constituent corporation in a process known as a merger. A Delaware corporation may merge with a foreign corporation as long as the law of the foreign jurisdiction permits such a merger. To effect a merger under Delaware General Corporation Law § 251, an agreement of merger must be properly adopted and the agreement of merger or a certificate of merger must be filed with the Delaware Secretary of State. In order to be properly adopted, the agreement of merger must be adopted by the board of directors of each constituent Delaware corporation by a resolution or unanimous consent in lieu of a meeting. In addition, the agreement of merger generally must be approved at a meeting of shareholders of each constituent Delaware corporation by a majority of the outstanding stock of such corporation entitled to vote, unless the certificate of incorporation provides for a supermajority vote. In general, the surviving corporation is vested in all of the assets and liabilities of the disappearing corporation or corporations as a result of the merger.
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
Inspection of Books and Records
Under Delaware corporate law, any shareholder of a corporation may, upon proper demand, and for any proper purpose, inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Members of the public, on payment of the requisite fee, can obtain a copy of a Delaware corporation’s certificate of incorporation.
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
Foreign Private Issuer Exemption
As a “foreign private issuer,” as defined by the SEC, we are permitted to follow certain corporate governance practices of our home country, the British Virgin Islands, instead of those otherwise required under the NYSE for domestic issuers. While we voluntarily follow most NYSE corporate governance rules, we intend to take advantage of the following limited exemptions:

•
Unlike NYSE corporate governance rules, under BVI law, there is no requirement that our board of directors consist of a majority of independent directors and our independent directors are not required to hold executive sessions. Currently, however only seven out of our eleven board members are independent based on NYSE independence standards. Also, while our board’s non-management directors will meet regularly in executive session without management, our board does not intend to hold an executive session of only independent directors at least once a year as called for by the NYSE.

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
The following financial statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this annual report:
NOMAD FOODS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Nomad Foods Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying Consolidated Statements of Financial Position of Nomad Foods Limited and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related Consolidated Statements of Profit or Loss, of Comprehensive Income, of Changes in Equity, and of Cash Flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill impairment assessment

As described in Note 3, 4 and 13 to the consolidated financial statements, the Company’s consolidated goodwill balance was €1,862.9 million at December 31, 2019. Management performs an annual review of the carrying amount of the goodwill to identify whether there is any impairment to these carrying values. Potential impairment is identified by comparing the value in use of the cash-generating unit (“CGU”) to its carrying value, including goodwill. Value in use is calculated as the net present value of the projected risk-adjusted cash flows of each CGU. Estimating value in use required various management judgments and assumptions including revenue and profit margin growth rates, long-term growth rate and discount rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment is a critical audit matter are there was significant judgment by management when developing the value in use of the CGUs using the discounted cash flows technique. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence obtained related to management’s cash flow forecasts and significant assumptions, including revenue and profit margin growth rates, long-term growth rate and discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the Company’s CGUs. These procedures also included, among others, testing management’s process for developing the value in use estimates; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy and relevance of underlying data used in the model; and evaluating the reasonableness of the significant assumptions used by management including the revenue and profit margin growth rates, long-term growth rate and discount rate. Evaluating the reasonableness of management’s assumptions related to the Company’s cash flow forecasts involved evaluating whether the revenue and profit margin growth rates were reasonable considering (i) the current and past performance of the CGUs, (ii) the consistency with external market and industry data, (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit and (iv) performing sensitivity analyses. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model, and certain significant assumptions, including the long-term growth rate and discount rate.

Uncertain tax positions

As described in Note 3, 4 and 11 to the consolidated financial statements, the Company operates in many different jurisdictions and in some of these, certain matters are under discussion with local tax authorities. These discussions are often complex and can take many years to resolve, and are in different stages with respect to assessments, appeals and refunds. Where tax exposures can be quantified, a provision is made based on management’s estimates and judgments with regard to the amounts expected to be paid to the relevant tax authority. As of December 31, 2019, the current tax payables of €217.2 million and deferred tax assets of €96.4 million included €137.8 million of provisions for tax uncertainties. As management has further disclosed, given the inherent uncertainties in assessing the outcomes of these exposures, the Company could in future periods experience adjustments to these accruals.

The principal considerations for our determination that performing procedures relating to uncertain tax positions is a critical audit matter are there was significant judgment by management when determining uncertain tax positions, including a high degree of estimation uncertainty relative to the numerous and complex tax laws, frequency of tax audits, and potential for significant adjustments as a result of such audits. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate the timely identification and accurate measurement of uncertain tax positions. Also, the evaluation of audit evidence available to support the tax liabilities for uncertain tax positions is complex and required significant auditor judgment as the nature of the evidence is often highly subjective, and the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the identification and recognition of the liability for uncertain tax positions, and controls addressing completeness of the uncertain tax positions, as well as controls over measurement of the liability. These procedures also included, among others, (i) testing the information used in the calculation of the liability for uncertain tax positions; (ii) testing the calculation of the liability for uncertain tax positions by jurisdiction, including management’s assessment of the technical merits of tax positions and estimates of the amount of tax benefit expected to be sustained; (iii) testing the completeness of management’s assessment of both the identification of uncertain tax positions and possible outcomes of each uncertain tax position; and (iv) evaluating the status and results of income tax audits with the relevant tax authorities. Professionals with specialized skill and knowledge were used to assist in the evaluation of the completeness and measurement of the Company’s uncertain tax positions, including evaluating the reasonableness of management’s assessment of whether tax positions are more-likely-than-not of being sustained and the amount of potential benefit to be realized, the application of relevant tax laws, and estimated interest and penalties.

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
February 27, 2020

We have served as the Company’s or its predecessor's1 auditor since 2006.
1Nomad Foods Europe Holdings Limited (previously Iglo Foods Holdings Limited) and its subsidiaries

Consolidated Statements of Financial Position

		December 31, 2019	December 31, 2018
	Note	€m	€m
Non-current assets
Goodwill	13	1,862.9	1,861.0
Intangibles	13	2,083.1	2,087.2
Property, plant and equipment	12	422.4	348.8
Other non-current assets	18	1.9	2.6
Derivative financial instruments	34	17.5	35.7
Deferred tax assets	16	96.4	68.7
Total non-current assets		4,484.2	4,404.0
Current assets
Cash and cash equivalents	20	826.1	327.6
Inventories	17	323.2	342.5
Trade and other receivables	18	206.7	173.9
Indemnification assets	19	35.4	79.4
Short-term investments	34	25.0	—
Derivative financial instruments	34	3.9	13.4
Total current assets		1,420.3	936.8
Total assets		5,904.5	5,340.8
Current liabilities
Trade and other payables	22	525.2	571.6
Current tax payable		217.2	201.2
Provisions	24	40.9	44.3
Loans and borrowings	21	27.7	21.4
Derivative financial instruments	34	12.1	1.5
Total current liabilities		823.1	840.0
Non-current liabilities
Loans and borrowings	21	1,847.6	1,742.9
Employee benefits	23	237.5	200.6
Other non-current liabilities	22	2.7	1.3
Provisions	24	5.9	69.4
Derivative financial instruments	34	32.8	35.4
Deferred tax liabilities	16	398.2	392.1
Total non-current liabilities		2,524.7	2,441.7
Total liabilities		3,347.8	3,281.7
Net assets		2,556.7	2,059.1
Equity
Share capital and capital reserve	25	2,095.4	1,748.5
Share-based compensation reserve	26	22.6	9.4
Founder Preferred Shares Dividend Reserve	27	370.1	372.6
Translation reserve	28	94.8	88.8
Cash flow hedging reserve	29	(13.2)	8.5
Accumulated deficit reserve		(11.8)	(167.9)
Equity attributable to owners of the parent		2,557.9	2,059.9
Non-controlling interests		(1.2)	(0.8)
Total equity		2,556.7	2,059.1
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Profit or Loss

		Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	Note	€m	€m	€m
Revenue	5	2,324.3	2,172.8	1,956.6
Cost of sales		(1,626.4)	(1,519.3)	(1,357.2)
Gross profit		697.9	653.5	599.4
Other operating expenses		(359.9)	(352.7)	(319.3)
Exceptional items	7	(54.5)	(17.7)	(37.2)
Operating profit	6	283.5	283.1	242.9
Finance income	10	2.5	1.6	7.2
Finance costs	10	(75.7)	(57.6)	(81.6)
Net financing costs		(73.2)	(56.0)	(74.4)
Profit before tax		210.3	227.1	168.5
Taxation	11	(56.7)	(56.6)	(32.0)
Profit for the period		153.6	170.5	136.5

Attributable to:
Equity owners of the parent		154.0	171.2	136.5
Non-controlling interests		(0.4)	(0.7)	—
		153.6	170.5	136.5

Earnings per share:
Basic earnings per share	30	€0.80	€0.97	€0.78
Diluted earnings per share	30	€0.78	€0.97	€0.74
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

		Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	Note	€m	€m	€m
Profit for the period		153.6	170.5	136.5
Other comprehensive (loss)/income:
Actuarial (losses)/gains on defined benefit pension plans	23	(35.9)	(12.9)	2.9
Taxation credit/(charge) on remeasurement of defined benefit pension plans	11	6.7	3.3	(2.0)
Items not reclassified to the Consolidated Statement of Profit or Loss		(29.2)	(9.6)	0.9
Gain/(loss) on investment in foreign subsidiary, net of hedge		6.0	5.6	(0.8)
Effective portion of changes in fair value of cash flow hedges	29	(27.3)	15.5	(16.4)
Taxation credit/(charge) relating to components of other comprehensive income	11	5.6	(4.0)	5.0
Items that may be subsequently reclassified to the Consolidated Statement of Profit or Loss		(15.7)	17.1	(12.2)
Other comprehensive (loss)/income for the period, net of tax		(44.9)	7.5	(11.3)
Total comprehensive income for the period		108.7	178.0	125.2

Attributable to:
Equity owners of the parent		109.1	178.7	125.2
Non-controlling interests		(0.4)	(0.7)	—
		108.7	178.0	125.2
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

		Share capital and capital reserve	Share-based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Cash flow hedging reserve	Accumulated deficit reserve	Equity attributable to owners of the parent	Non-controlling interests	Total Equity
	Note	€m	€m	€m	€m	€m	€m	€m	€m	€m
Balance at January 1, 2017		1,800.7	1.0	493.4	84.0	8.4	(485.0)	1,902.5	—	1,902.5
Profit for the year		—	—	—	—	—	136.5	136.5	—	136.5
Other comprehensive (loss)/income for the year		—	—	—	(0.8)	(11.4)	0.9	(11.3)	—	(11.3)
Total comprehensive (loss)/income for the year		—	—	—	(0.8)	(11.4)	137.4	125.2	—	125.2
Repurchase of ordinary shares		(177.1)	—	—	—	—	—	(177.1)	—	(177.1)
Listing and share transaction costs		(0.5)	—	—	—	—	—	(0.5)	—	(0.5)
Vesting of Non-Executive Restricted Stock award		0.6	(0.7)	—	—	—	—	(0.1)	—	(0.1)
Share based payment charge		—	2.6	—	—	—	—	2.6	—	2.6
Total transactions with owners, recognized directly in equity		(177.0)	1.9	—	—	—	—	(175.1)	—	(175.1)
Balance as of December 31, 2017		1,623.7	2.9	493.4	83.2	(3.0)	(347.6)	1,852.6	—	1,852.6

Consolidated Statements of Changes in Equity (Continued)

		Share capital and capital reserve	Share-based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Cash flow hedging reserve	Accumulated deficit reserve	Equity attributable to owners of the parent	Non-controlling interests	Total Equity
	Note	€m	€m	€m	€m	€m	€m	€m	€m	€m
Balance at January 1, 2018		1,623.7	2.9	493.4	83.2	(3.0)	(347.6)	1,852.6	—	1,852.6
Change in accounting policy (IFRS 9)		—	—	—	—	—	18.1	18.1	—	18.1
Restated Equity as at January 1, 2018		1,623.7	2.9	493.4	83.2	(3.0)	(329.5)	1,870.7	—	1,870.7
Profit/(loss) for the year		—	—	—	—	—	171.2	171.2	(0.7)	170.5
Other comprehensive income/(loss) for the period		—	—	—	5.6	11.5	(9.6)	7.5	—	7.5
Total comprehensive income/(loss) for the period		—	—	—	5.6	11.5	161.6	178.7	(0.7)	178.0
Founder Preferred Shares Annual Dividend Amount	27	120.8	—	(120.8)	—	—	—	—	—	—
Vesting of Non-Executive Restricted Stock award	8	0.6	(0.8)	—	—	—	—	(0.2)	—	(0.2)
Issue of ordinary shares	8	3.4	(3.3)	—	—	—	—	0.1	—	0.1
Share based payment charge	8	—	13.0	—	—	—	—	13.0	—	13.0
Reclassification of awards for settlement of tax liabilities	26	—	(2.4)	—	—	—	—	(2.4)	—	(2.4)
Non-controlling interests on acquisition of subsidiary	14	—	—	—	—	—	—	—	(0.1)	(0.1)
Total transactions with owners, recognized directly in equity		124.8	6.5	(120.8)	—	—	—	10.5	(0.1)	10.4
Balance as of December 31, 2018		1,748.5	9.4	372.6	88.8	8.5	(167.9)	2,059.9	(0.8)	2,059.1

Consolidated Statements of Changes in Equity (continued)

		Share capital and capital reserve	Share-based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Cash flow hedging reserve	Accumulated deficit	Equity attributable to owners of the parent	Non-controlling interests	Total Equity
	Note	€m	€m	€m	€m	€m	€m	€m	€m	€m
Balance at January 1, 2019		1,748.5	9.4	372.6	88.8	8.5	(167.9)	2,059.9	(0.8)	2,059.1
Change in accounting policy (IFRS 16)		—	—	—	—	—	31.3	31.3	—	31.3
Restated Equity as at January 1, 2019		1,748.5	9.4	372.6	88.8	8.5	(136.6)	2,091.2	(0.8)	2,090.4
Profit/(loss) for the year		—	—	—	—	—	154.0	154.0	(0.4)	153.6
Other comprehensive income/(loss) for the year		—	—	—	6.0	(21.7)	(29.2)	(44.9)	—	(44.9)
Total comprehensive income/(loss) for the year		—	—	—	6.0	(21.7)	124.8	109.1	(0.4)	108.7
Founder Preferred Shares Annual Dividend Amount	27	2.5	—	(2.5)	—	—	—	—	—	—
Vesting of Non-Executive Restricted Stock award	8	—	(0.8)	—	—	—	—	(0.8)	—	(0.8)
Issue of ordinary shares	25	355.5	(1.3)	—	—	—	—	354.2	—	354.2
Listing and share transaction costs	25	(11.1)	—	—	—	—	—	(11.1)	—	(11.1)
Share based payment charge	8	—	14.9	—	—	—	—	14.9	—	14.9
Reclassification of awards for settlement of tax liabilities	26	—	0.4	—	—	—	—	0.4	—	0.4
Total transactions with owners, recognized directly in equity		346.9	13.2	(2.5)	—	—	—	357.6	—	357.6
Balance as of December 31, 2019		2,095.4	22.6	370.1	94.8	(13.2)	(11.8)	2,557.9	(1.2)	2,556.7

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

		Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	Note	€m	€m	€m
Cash generated from operations before tax and exceptional items	32	376.9	397.6	358.5
Cash flows relating to exceptional items		(15.9)	(43.4)	(99.5)
Tax paid		(45.6)	(32.9)	(65.2)
Net cash flows from operating activities		315.4	321.3	193.8
Cash flows from investing activities
Purchase of subsidiaries, net of cash acquired	14	(1.5)	(471.6)	—
Purchase of property, plant and equipment and intangibles		(47.3)	(41.6)	(42.6)
Purchase of investments	34	(25.0)	—	—
Net cash used in investing activities		(73.8)	(513.2)	(42.6)
Cash flows from financing activities
Proceeds from issuance of Ordinary Shares	25	354.1	0.1	—
Share issuance costs	25	(11.1)	—	—
Proceeds from new loans and notes		2.0	355.6	1,470.5
Repayment of loan principal		(22.2)	(5.9)	(1,469.5)
Payment of lease liabilities		(21.8)	—	(1.6)
Payment of financing fees		—	(2.6)	(16.7)
Repurchase of ordinary shares		—	—	(177.6)
Interest paid		(48.4)	(45.3)	(48.8)
Interest received		2.4	0.2	0.3
Other financing cash flows		(3.6)	0.6	1.6
Net cash provided by/(used in) financing activities		251.4	302.7	(241.8)
Net increase/(decrease) in cash and cash equivalents		493.0	110.8	(90.6)
Cash and cash equivalents at beginning of period	20	327.6	219.2	329.5
Effect of exchange rate fluctuations		4.2	(2.4)	(19.7)
Cash and cash equivalents at end of period	20	824.8	327.6	219.2

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1)	General information
Nomad Foods Limited (the “Company” or “Nomad”) was incorporated in the British Virgin Islands on April 1, 2014. The address of Nomad’s registered office is Nemours Chambers, Road Town, Tortola, British Virgin Islands. The Company is domiciled for tax in the United Kingdom.
Nomad Foods Limited (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and in the future across the broader food sector. Nomad produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birds Eye, Iglo, Findus, Goodfella's and Aunt Bessie's.

2)	Basis of preparation
The consolidated financial statements of Nomad and its subsidiaries (the “Company” or “Nomad”) have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board. These consolidated financial statements are also in accordance with International Financial Reporting Standards as adopted by the European Union. References to "Iglo" or "Findus" refer to the groups of companies separately acquired by Nomad in June and November 2015, respectively.
Impact of adoption of IFRS 16
On January 1, 2019, the Company adopted IFRS 16 Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases and replaces IAS 17 ‘Leases’. The standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The Standard also contains enhanced disclosure requirements for lessees.
The Company has applied the modified retrospective approach allowed by IFRS 16 and so comparative figures have not been restated. All right-of-use assets have been measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses). The Company has also elected to apply the practical expedients in IFRS 16 for short-term leases and leases for which the underlying asset is of low value. The weighted-average incremental borrowing rate for lease liabilities initially recognized as of January 1, 2019, was 2.9%, with the exception of a significant lease of a cold store in Bjuv, Sweden for which a rate of 6.3% has been used to reflect the specific nature of the asset and length of the lease term.
As a result of the adoption of this standard, the Company has capitalized eligible operating leases under the classification right-of-use assets within property, plant & equipment. The total amount capitalized on transition is €83.9 million. The discounted present value of lease payments has also been recognized as a lease payable of €120.8 million.
As a consequence of transition, the onerous lease recognized in relation to a factory and cold store in Bjuv, Sweden as presented in Note 24 of €66.9 million has been released as an adjustment to opening equity attributable to the parent as at January 1, 2019. The value of the right-of-use-asset recognized in relation to this lease has been subject to an impairment review on transition so that the value of the asset recognized is €35.6 million less than the lease payable. The net effect of these two adjustments of €31.3 million has been recognized as an increase in equity attributable to the parent.
Payments for leases recognized in the Statement of Financial Position have become financing cash flows. As a result, the Company has seen a reduction in operating cash outflows, with a corresponding increase in financing cash outflows, based on leases in place as of the transition date.
Within the Statement of Profit or Loss, a straight-line depreciation expense on the right-of-use-asset over the life of the lease and a front-loaded interest expense on the lease payable has replaced the operating lease expense. The actual impact of IFRS 16 on our profits depends not only on the lease agreements in effect at the time of adoption but also on new lease agreements entered into or terminated in 2019. The profit before tax for the year ended December 31, 2019, has been negatively impacted by €2.8 million as a result of adopting the new rules. Adjusted EBITDA for the year ended December 31, 2019, has increased by €17.7 million as the operating lease expenses were previously included within Adjusted EBITDA but the depreciation on the right-of-use-asset for the year ended December 31, 2019, of €16.1 million as well as the interest on the lease liability are excluded. The impact of IFRS 16 adversely impacted EPS by €0.01.

Summary of adjustments to the Statement of Financial Position arising from application of IFRS 16 as of January 1, 2019:

	Opening balance as reported	Transition adjustments	Opening balance IFRS 16
	€m	€m	€m
Property, plant and equipment	348.8	83.9	432.7
Current loans and borrowings	(21.4)	(20.4)	(41.8)
Non-current loans and borrowings	(1,742.9)	(100.4)	(1,843.3)
Current provisions	(44.3)	3.6	(40.7)
Non-current provisions	(69.4)	63.3	(6.1)
Trade and other payables	—	1.3	1.3
Accumulated deficit reserve	167.9	(31.3)	136.6
Reconciliation from operating lease commitments to lease liability
On adoption of IFRS 16, the group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 2019.

€m
Operating lease commitments disclosed as at December 31, 2018	181.6
Discounted using the incremental borrowing rate at January 1, 2019	(54.9)
Less: short-term and low value leases recognized on a straight-line basis as expense	(2.0)
Less: contracts assessed as service agreements	(8.1)
Add: adjustments as a result of a different treatment of extension and termination options	4.2
Lease liability as at January 1, 2019	120.8
Amended standards early adopted
The Company has elected to early adopt the ‘Amendments to IAS 39 and IFRS 7 Interest Rate Benchmark Reform’ issued in September 2019. In accordance with the transition provisions, the amendments have been adopted retrospectively to hedging relationships that existed at the start of the reporting period and to the amount accumulated in the cash flow hedge reserve at that date.
The amendments provide temporary relief from applying specific hedge accounting requirements to hedging relationships directly affected by IBOR reform. The reliefs have the effect that IBOR reform should not generally cause hedge accounting to terminate. However, any hedge ineffectiveness continues to be recorded in the Statement of Profit or Loss.
In summary, the reliefs provided by the amendments that apply are:
• When considering the ‘highly probable’ requirement, the Company has assumed that the LIBOR interest rate on which our hedged debts are based does not change as a result of IBOR reform.
• In assessing whether the hedge is expected to be highly effective on a forward-looking basis, the Company has assumed that the LIBOR interest rate on which the cash flows of the hedged debt and the interest rate swap that hedges it are based is not altered by IBOR reform.
• The Company will not discontinue hedge accounting during the period of IBOR-related uncertainty solely because the retrospective effectiveness falls outside the required 80-125% range.
• The Company has not recycled the cash flow hedge reserve relating to the period after the reforms are expected to take effect.

Note 33 provides the required disclosures of the uncertainty arising from IBOR reform for hedging relationships for which the reliefs have been applied.
Other
The Company’s financial statements and notes are presented in the reporting currency of millions of Euros. All financial information has been rounded to the nearest €0.1 million, except where otherwise indicated.
The consolidated financial statements were approved for issuance by the Board of Directors of Nomad Foods Limited on February 25, 2020. The Directors have, at the time of approving the financial statements, a reasonable expectation that Nomad has adequate resources to continue in operational existence for the foreseeable future given the cash funds available and the current forecast cash outflows. Thus, Nomad continues to adopt the going concern basis of accounting in preparing the financial statements.

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
Non-controlling interests arise from business combinations in which the Company acquires less than a 100 per cent interest. Non-controlling interests are initially measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s identifiable net assets. Nomad determines on a transaction by transaction basis which measurement method is used.
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

ii)	Assets and liabilities of foreign operations
For the purposes of presenting consolidated financial statements, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated at foreign exchange rates ruling at the financial year ended December 31, 2019 of £1:€1.17 (December 31, 2018: £1:€1.11, December 31, 2017: £1:€1.13). The revenues and expenses of foreign operations are translated at an average rate for the period where this rate approximates to the foreign exchange rates ruling at the dates of the transactions.
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
Brands that are deemed to not have an indefinite life are being amortized by equal monthly installments within other operating expenses over the course of their remaining useful economic life.

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
As a result of the adoption of IFRS 16, the Company has changed its accounting policy for leased assets. Until December 31, 2018, leases of property, plant and equipment where the Company, as a lessee, has substantially all the risks and rewards of ownership were classified as finance leases and all others as operating leases.
The Company leases various properties, equipment and cars. Since January 1, 2019, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Where a contract contains both lease and non-lease components, the Group has elected to account for the contract as a single lease.
Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is classified within property, plant and equipment and is depreciated over the shorter of the asset's useful life or the lease term on a straight-line basis.
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities are presented within loans and borrowings and include the net present value of expected lease payments, including those from extension options if the Company reasonably expects to exercise them. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, otherwise the Company’s incremental borrowing rate is used. Right-of-use assets are measured at cost comprising the amount of the lease liability, adjusted for payments made or received before the commencement date, initial direct costs and restoration costs.
Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets primarily comprise IT equipment and small items of office furniture.

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
Employee benefits given through share-based payment schemes are discussed further in section 3.15 of this note.

3.11	Founder Preferred Shares
Nomad Foods issued Founder Preferred Shares to both TOMS Acquisition I, LLC and Mariposa Acquisition II, LLC (collectively the “Founder Entities”) in connection with its initial public offering in April 2014. Holders of the Founder Preferred Shares are entitled to receive annual dividend amounts subject to certain performance conditions (the “Founder Preferred Shares Dividend Amount”). The instrument and its component parts were analyzed under IFRS 2. The Company intends that any future Founder Preferred Shares Annual Dividend Amount will be equity settled. Accordingly, the Founder Preferred Shares Annual Dividend Amount as of June 1, 2015, of €531.5 million (the “Founder Preferred Shares Dividend reserve”) was classified as equity and no further revaluations will be required or recorded.
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

The Company has concluded its discussions with the tax authorities in one of its markets regarding the treatment of the acquisition of the Iglo Group in 2006 by the previous owners. The Company has an indemnity in respect of this tax issue and expects to recover the amount due during 2020.

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
To assist in managing operating cash flow, we may enter into non-recourse factoring arrangements with certain receivables whereby we sell specific account receivables on a true sale basis to one or more external financial institutions. These trade receivables are sold on a true sale basis when we have surrendered control over the related assets. Up to the point of sale, these receivables are treated as held for sale and measured at fair value through Profit or Loss. Under the terms of the contractual arrangements, the Company may continue to collect the cash from the customer receivables sold, albeit acting solely as a collecting agent on behalf of the purchaser of receivables. Any cash received from customers which is due to be paid to the agent is presented as a financial liability in the Statement of Financial Position and as a financing activity within the Statement of Cash Flows. Factoring fees associated with the sale of factored receivables were minimal for the year ended December 31, 2019 (December 31, 2018: €0.5 million, December 31, 2017: minimal). See Note 18.
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

v)	Derivative financial instruments and hedge accounting
Derivative financial instruments are recognized at fair value. When a derivative financial instrument is not designated in a hedge accounting relationship, all changes in its fair value are recognized immediately in the Consolidated Statement of Profit or Loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged.
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

vi)	Short-term investments
The Company invests surplus cash positions in short-term investments to manage liquidity and credit risk. Short‐term investments are held within managed investment funds and are measured at fair value. All changes in fair value are recognized immediately in the Consolidated Statement of Profit or Loss. The short-term investments are held within managed investment funds which invest in supply chain financing receivables, the creditworthiness of which are enhanced by an insurance wrapper as provided by established insurance companies with a long-term credit rating of at least A.

Short-term investments are valued using inputs that are derived principally from or corroborated by observable market data.

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
Where variable pricing arrangements are in place, revenue is only recognized to the extent that it is highly probable that the amount recognized is unlikely to be reversed. Accumulated experience is used to estimate and provide for the discounts. Revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. Accruals for expected pay-

outs under these programs are collectively known as ‘trade terms’ and are included within trade and other receivables or within trade and other payables in the Consolidated Statement of Financial Position. No element of financing is deemed present as the sales are made in line with market practice and accruals are typically settled within twelve months of the sale.

3.15	Share based payments
The Nomad Foods Long-term Incentive Plan known as the (the "Management Share Awards"), which incorporates an annual Non-Executive Directors Restricted Stock Scheme, falls within the provisions of IFRS 2 “Share-based Payment” and awards under the Management Share Awards represent equity settled share based payments. A charge is taken to the Consolidated Statement of Profit or Loss for the difference between the fair value of the shares at grant date and the amount subscribed, spread over the vesting period.
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
Payments associated with short-term leases, leases of low-value assets, variable lease payments and leases assessed as service agreements are recognized on a straight-line basis as an expense in profit or loss and presented as "operating leases". Lease incentives received are recognized on a straight line basis in the Consolidated Statement of Profit or Loss as an integral part of the total lease expense.

ii)	Borrowing costs
Unless capitalized as part of the cost of borrowing (see Note 3.13(iii)), borrowing costs are recognized in the Consolidated Statement of Profit or Loss in the period in which they are incurred.

iii)	Exceptional items
The separate reporting of exceptional items which are presented as exceptional within the relevant Consolidated Statement of Profit or Loss category, helps provide an indication of the Company’s underlying business performance. Exceptional items have been identified and presented by virtue of their size, nature or incidence. In determining whether an event or transaction is exceptional, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Exceptional items comprise restructuring costs, impairments or reversal of impairments of intangible assets, operational restructuring, integration and acquisition costs relating to new acquisitions, implementation of strategic opportunities and other significant items (see Note 7).

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

Nomad’s operations are organized into one operating unit, "Frozen", which comprises all the brands, as well as the factories, private label business units and certain corporate overheads. The CODM primarily uses “Adjusted EBITDA”, disclosed in Note 5, as the key measure of the segment’s results. Adjusted EBITDA is EBITDA adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
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
Unfavorable contracts recognized from business combinations in relation to leases are classified as a liability, discounted and recognized over the term of the underlying contract as a reduction in the associated expense. As a result of the adoption of IFRS 16 Leases, unfavorable contracts are no longer recognized where the contract falls into the scope of this standard.

3.22	IFRSs not yet adopted
At the date of authorization of these financial statements, there are no Standards and Interpretations relevant to the Company which are in issue but not yet effective.

4)	Critical accounting estimates and judgments
The preparation of financial statements in accordance with IFRS requires the use of judgment in applying the accounting policies and estimation.
Significant judgments are made in the process of applying accounting policies for Business Combinations that have a significant effect on the amounts reported in the consolidated financial statements. The Company is required to recognize separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in a business combination at their fair values. This involves judgment over whether intangible assets can be separately identified.

Information about accounting estimates and assumptions that have significant effects on the amounts reported in the consolidated financial statements is as follows:

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
The accruals are presented as ‘trade terms’ and offset against trade receivables due to the same customer, or as trade term payables where there is no receivable to be offset. The balance of the reduction in trade receivables for trade terms as of December 31, 2019 is disclosed in Note 18 and the balance classified as a trade term payable is disclosed in Note 22. Management use judgment when considering when accruals can be released.

b)	Business combinations
The Company is required to recognize separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in a business combination at their fair values. This involves an estimate of fair value of all assets and liabilities acquired. Such estimates are based on valuation techniques, which require considerable estimation in forecasting future cash flows and developing other assumptions. These estimates are based on information available on the acquisition date and assumptions that have been deemed reasonable by management. The following estimates and assumptions can materially affect our financial position and profit:
•The fair value and expected useful economic life of acquired intangible and tangible assets that are subject to depreciation or amortization in future periods.
•Future changes to the assumptions over forecast future profitability used in estimating the value of intangible assets and goodwill may result in additional expenses or income.
•Future changes to the assumptions used in estimating the value of uncertain tax positions may result in additional expenses or income.

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
The Group operates a number of defined benefit pension schemes and post-employment benefit schemes which are valued by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. Each Scheme has an actuarial valuation performed and is dependent on a series of assumptions. See Note 23 for details of these assumptions and a sensitivity analysis on material assumptions.

e)	Uncertain tax positions
Where tax exposures can be quantified, an accrual for uncertain tax positions is made based on best estimates and judgments with regard to the amounts expected to be paid to the relevant tax authority. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could in future periods experience adjustments to these accruals. The factors considered include the progress of discussions with the tax authorities and the level of documentary support for historical positions taken by previous owners.

f)	Fair value of derivative financial instruments.
Note 34 includes details of the fair value of the derivative instruments that the Company holds at each balance sheet period. Management has estimated the fair value of these instruments by using valuations based on discounted cash flow calculations.

g)	Share-based payments
At the end of each reporting period, the Company, in estimating its share-based payment charge, assesses and revises its estimates of the number of interests that are expected to vest based on the non-market vesting conditions. Note 8b contains details of these assumptions and of the valuation model used.

5)	Segment reporting
Nomad has one reporting and operating segment, "Frozen", reflected in the segment presentation below for the periods presented. The CODM primarily uses (“Adjusted EBITDA”), disclosed in Note 3.19, as the key measure of the segment’s results, which is considered non-IFRS financial information.
Segment Adjusted EBITDA

		Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	Note	€m	€m	€m
Profit for the period		153.6	170.5	136.5
Taxation		56.7	56.6	32.0
Net financing costs		73.2	56.0	74.4
Depreciation and amortization		68.3	46.3	42.4
EBITDA		351.8	329.4	285.3
Acquisition purchase price adjustments		—	5.7	—
Exceptional items	7	54.5	17.7	37.2
Other add-backs		25.7	23.6	5.6
Adjusted EBITDA		432.0	376.4	328.1

Acquisition purchase price adjustments relate to the reversal of the non-cash increase applied to inventory acquired in business combinations to value it at fair value as opposed to cost.
Other add-backs include the elimination of share-based payment expense and related employer payroll expense of €22.4 million (2018: €14.7 million, 2017: €2.6 million) and elimination of non-operating M&A related costs, professional fees and transaction costs of €3.3 million (2018: €8.9 million, 2017: €3.0 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
No information on segment assets or liabilities is presented to the CODM.
Product information
Management considers the products it sells belong to one category, being "Frozen".

Geographical information
External revenue by geography

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	€m	€m	€m
United Kingdom	712.5	585.4	411.9
Italy	394.1	383.6	371.4
Germany	329.6	310.2	300.3
Sweden	175.7	192.7	208.0
France	176.6	174.1	170.0
Norway	120.4	122.5	123.3
Austria	108.2	102.4	96.7
Spain	79.5	76.7	81.2
Rest of Europe	227.7	225.2	193.8
Total external revenue by geography	2,324.3	2,172.8	1,956.6
Non-current assets by geography

	December 31, 2019	December 31, 2018
	€m	€m
United Kingdom	131.3	141.5
Germany	124.9	121.8
Italy	68.2	52.5
Sweden	51.1	26.5
Norway	29.6	14.3
France	17.2	17.0
Rest of Europe	56.0	52.4
Total non-current assets by geography	478.3	426.0
Non-current assets exclude deferred tax assets, goodwill and brands which are not bound to one geographical area and as explained in Note 2, as of January 1, 2019, include leased assets resulting in a significant increase in the year ended December 31, 2019.

6)	Operating profit
Operating profit is stated after charging:

		Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	Note	€m	€m	€m
Staff costs	8	308.6	299.7	257.4
Depreciation of property, plant and equipment (1)	12	59.7	39.3	35.9
Impairment of property, plant and equipment	12	0.1	—	0.3
Amortization of software and brands	13	8.6	7.0	6.5
Operating lease charges(1)		4.5	18.5	15.0
Exchange (gains)/losses		(14.6)	2.9	(1.2)
Research & development expenditure		18.9	15.5	15.4
Inventories recognized as an expense within cost of goods sold		1,536.0	1,410.0	1,273.3

(1) As a result of the adoption of IFRS 16 Leases on January 1, 2019, which is explained in Note 2, the majority of leases have been capitalized and are being depreciated. Expenses relating to leases that are not capitalized continue to be shown within Operating Profit.

7)	Exceptional items
Exceptional items are made up as follows:

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	€m	€m	€m
Implementation of strategic opportunities (1)	—	—	18.8
Supply chain reconfiguration (2)	(3.6)	1.2	14.0
Findus Group integration expenses (3)	3.5	10.4	15.1
Expenses related to transactions (4)	—	—	3.2
Brexit (5)	1.6	—	—
Goodfella's Pizza & Aunt Bessie's integration expenses (6)	12.5	8.3	—
Factory optimization (7)	5.7	1.6	—
Settlement of legacy matters (8)	(9.2)	(3.8)	(5.6)
Release/remeasurement of indemnification assets (9)	44.0	—	(8.3)
Total exceptional items	54.5	17.7	37.2

We do not consider these items to be indicative of our ongoing operating performance.

(1)	Implementation of strategic opportunities
In the year ended December 31, 2017, the Company incurred expenses in relation to the implementation of the Nomad strategic vision, which primarily relates to changes to the organizational structure to align behind core products and implement net revenue management initiatives.

(2)	Supply chain reconfiguration
Supply chain reconfiguration relates to activities associated with the closure of the Bjuv manufacturing facility in Sweden which ceased production in 2017. The income of €3.6 million in the year ended December 31, 2019 (2018: charge of €1.2 million, 2017: charge of €14.0 million) includes income on sale of the agricultural land which completed in May 2019 and the finalization of consideration received for the sale of the industrial property which completed in 2018. Costs in prior years relate to the closure and relocation of production and have been partially offset by income from the disposal of tangible assets.

(3)	Findus Group integration expenses
Following the acquisition of the Findus Group on November 2, 2015, the Company initiated a substantial integration project. Expenses of €3.5 million have been incurred in the year ended December 31, 2019 (2018: €10.4 million, 2017: €15.1 million). Expenses incurred since 2017 primarily relate to the roll-out of the Nomad ERP system which completed in 2019.

(4)	Expenses related to transactions
The expense for the year ended December 31, 2017 relates to enhanced control compliance procedures in territories following the acquisition of the Iglo Group.

(5)	Brexit
With the uncertainty of the United Kingdom exiting the European Union, commonly referred to as Brexit, we have begun preparations for the potential adverse impacts of Brexit to our supply chain, such as tariffs and delays at ports of entry and departure.

(6)	Goodfella's Pizza & Aunt Bessie's integration costs
Following the acquisition of the Goodfella’s pizza business in April 2018 and the Aunt Bessie's business in July 2018, the Company has initiated an integration project.

(7)	Factory optimization
In 2018, the Company initiated a three-year factory optimization program. The focus of the program is to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. The program is expected to provide a number of benefits, including an optimized supply chain infrastructure, benefits derived from the implementation of a standardized global manufacturing and planning processes, and an increased level of sustainable performance improvement.

(8)	Settlement of legacy matters

A net income of €9.2 million has been recognized associated with the release of acquired tax liabilities relating to periods prior to acquisition by the Company. Net income of €3.8 million was recognized in the year ended December 31, 2018. This includes an income of €2.7 million recognized on settlement of contingent consideration for the La Cocinera acquisition and net income of €0.7 million associated with settlements of tax audits. Net income of €5.6 million were recognized in the year ended December 31, 2017. This includes a charge of €3.9 million associated with settlements of tax audits, offset by gains of €4.2 million from the reassessment of sales tax provisions, €1.2 million from the reassessment of interest on sales tax provisions, a €2.8 million gain on a legacy pension plan in Norway and a €1.3 million gain on disposal of a non-operational factory.

(9)	Release/remeasurement of indemnification assets
The charge in 2019 relates to the release of shares held in escrow as part of the consideration on the acquisition of the Findus Group, as discussed in Note 19. The charge in 2017 relates to the remeasurement of the indemnification asset following a movement in the value of shares that are held in escrow, which are limited to the value at which the asset was originally recognized, as well as the release of indemnification assets associated with the acquisition of the Iglo Group.
Tax impact of exceptional items
The tax impact of the exceptional items amounts to a credit of €3.1 million in the year ended December 31, 2019 (year ended December 31, 2018: €3.2 million, year ended December 31, 2017: €13.8 million).
Cash flow impact of exceptional items
Included in the Consolidated Statements of Cash Flows for the year ended December 31, 2019 is €15.9 million (year ended December 31, 2018: €43.4 million, year ended December 31, 2017: €99.5 million) of cash outflows relating to exceptional items. This includes cash flows related to the above items as well as the cash impact of the settlement of provisions brought forward from previous accounting periods.

8)	Payroll costs, share based payments and management incentive schemes

(a)	Payroll costs
The average number of persons employed by the Company (excluding non-Executive Directors) is analyzed and set out below:

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Production	3,308	2,915	2,285
Administration, distribution & sales	1,448	1,510	1,572
Total number of employees	4,756	4,425	3,857

The increase in the average number of employees in the table above for the year ended December 31, 2019 compared with the year ended December 31, 2018 is primarily due to the acquisitions of Goodfella's and Aunt Bessie's in 2018.
The table below discloses the Company’s aggregate payroll costs of these persons. Payroll costs exclude long term management incentive scheme and share based payment costs, but includes bonus costs.

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	€m	€m	€m
Wages and salaries	250.4	240.6	200.8
Social security costs	45.2	46.0	42.0
Other pension costs	13.0	13.1	14.6
Total payroll costs	308.6	299.7	257.4

(b)	Share based payments
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
The Non-Executive Directors restricted share awards granted on June 19, 2018, which consisted of 32,172 shares at a share price of $18.07, vested on June 14, 2019 and were issued at a share price of $20.74, resulting in a €0.1 million increase in the share based compensation reserve. Of the total 44,272 number of shares vesting, 12,100 shares were held back from issue by the Company as settlement towards personal tax liabilities arising on the vested shares.
On June 14, 2019, after the Company's annual general meeting of shareholders, the current Non-Executive Directors were granted 39,370 restricted share award at a share price of $20.32.
In July 2019, following the resignation of a Non-Executive Director, 2,460 shares were vested and issued.

The total charge for Non-Executive Director grants within the Statement of Consolidated Profit or Loss for the year ended December 31, 2019 for stock compensation awards was €0.9 million (year ended December 31, 2018: €0.9 million; year ended December 31, 2017: €0.8 million).
Director and Senior Management Share Awards
As part of its long term incentive initiatives, the Company has outstanding awards over 4,518,964 ordinary shares granted to certain members of its management team (the “Management Share Awards”) as of the following four award dates:

	January 1, 2016 Award	January 1, 2017 Award	January 1, 2018 Award	January 1, 2019 Award	Total
Number of awards outstanding at January 1, 2019	3,025,953	1,015,000	583,700	—	4,624,653
New awards granted in the period	—	—	—	166,427	166,427
Awards vested and issued in the period	—	(85,315)	—	—	(85,315)
Forfeitures in the period	(60,439)	(91,562)	(34,800)	—	(186,801)
Number of awards outstanding at December 31, 2019	2,965,514	838,123	548,900	166,427	4,518,964

The 2016, 2017 and 2018 awards have vesting conditions based on cumulative EBITDA performance and over four years and Company share price performance over two to five years. During 2019, the Compensation Committee of the Board of Directors amended the targets for these awards resulting in a revaluation of the awards reflected in the expense taken in 2019. The share price and EBITDA performance conditions are weighted 50% each per award.

•	For the 2016 award, the initial two-year period is through to January 1, 2018 and the subsequent revised three-year period is through to January 1, 2021.

•	For the 2017 award, the initial two-year period is through to January 1, 2019 and the subsequent two-year period is through to January 1, 2021.

•	For the 2018 award, the initial two-year period is through to January 1, 2020 and the subsequent revised three-year period is through to January 1, 2023.
If the revised respective four-year cumulative EBITDA Performance Condition is satisfied, up to 50% of such award will vest on January 1, 2020, 2021 and 2022, respectively, as the case may be.
The incremental fair value granted as a result of the modifications made to the January 1, 2016 and 2017 awards was $9.9 million (€8.7 million), $1.1 million (€1.0 million), respectively. There was no incremental fair value on modification for the January 1, 2018 award.
In September 2019, 166,427 restricted share awards were granted as part of the 2019 Management Share Award. The performance period associated with the award began as of January 1, 2019. The 2019 awards have vesting conditions based on three-year cumulative EBITDA and net sales, and Company share price performance measures. One third of the total share award is assigned to each type of performance measure. All shares are subject to a holding period of an additional year and require that the participants to the scheme are still actively employed during the entire four year period, through January 1, 2023.
In September 2018, 294,810 restricted shares granted as part of the 2016 Management Share Awards vested based on share price performance, resulting in the issuance of 181,054 ordinary shares in October 2018 (net of 113,756 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares).

In January 2019, 85,315 restricted shares granted as part of the 2017 Management Share Awards vested based on share price performance, resulting in the issuance of 51,932 ordinary shares (net of 33,383 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares).
The stock compensation charge reported within the Consolidated Statement of Profit or Loss for the year ended December 31, 2019 related to the director and senior management share awards is €14.0 million (year ended December 31, 2018: €12.1 million: year ended December 31, 2017: €1.8 million).
The Company calculates the cost of the Management Share Awards based upon their fair value using the Monte Carlo Model, which is considered to be the most appropriate methodology considering the restricted shares only vest once the market performance conditions have been satisfied. Following the revisions to the EBITDA Performance Conditions and benchmark market share price targets described above, and the addition of the January 1, 2019 scheme, the inputs and assumptions underlying the Monte Carlo models for all awards outstanding as of valuation date are now as follows:

	January 1, 2016 award	January 1, 2017 award	January 1, 2018 award	January 1, 2019 award
Revised grant date price	$16.72	$16.72	$16.72	$20.15
Exercise price	$—	$—	$—	$—
Expected life of restricted share	1.00 - 2.00 years	2.00 years	1.5 - 4.00 years	4.00 years
Expected volatility of the share price	22.6%	22.6%	22.7%	24.0%
Dividend yield expected	—%	—%	—%	—%
Risk free rate	2.65%	2.65%	2.55%	1.33%
Employee exit rate	6.0%	14.0%	14.0%	14.0%
EBITDA Performance Target Condition	93.0%	72.0%	35.0%	35.0%

The expected volatility of the share price inputs above were estimated by referencing selected quoted companies which are considered to exhibit some degree of comparability with the Company, as the Company has only been listed for approximately four years.

Based on the revised assessment in the current period of fair value and the number of shares expected to vest, the total fair values in respect of the Restricted Shares are:

•2016 award - $28.2 million (€24.7 million)
•2017 award - $5.2 million (€4.6 million)
•2018 award - $1.6 million (€1.3 million)
•2019 award - $1.4 million (€1.2 million)
Initial Director Options
In 2014, certain Non-Executive Directors were granted options (“Initial Options”) to purchase a maximum of 125,000 Ordinary Shares at an exercise price of $11.50 per ordinary share. The awards were valued at issuance and expensed during the two years ended April 1, 2016.
In June 2018, a former Non-Executive Director exercised 9,375 of 125,000 initial options granted to them for €0.1 million.
Throughout 2019, former Non-Executive Directors exercised a further 56,250 of the 125,000 initial options granted to them for €0.6 million. The remaining 59,375 options expire on May 31, 2020.
The awards are exercisable within a 5 year period, which commenced on the trading day immediately following the Iglo Group acquisition on June 1, 2015.

9)	Directors and Key Management compensation

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	€m	€m	€m
Short-term employee benefits	2.8	3.3	2.0
Share-based payment expense	7.6	6.3	1.4
Termination benefits	—	0.1	0.4
Non-Executive Director fees	0.4	0.4	0.3
Total Directors' and executive officers' compensation	10.8	10.1	4.1
All significant management decision making authority is vested within the Board of Directors and the executive team, therefore key management are considered to be the Directors and executive Officers.

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Benefits are accruing to the following number of key management personnel under:
Defined contribution plans	2	3	2
Share based payment schemes	2	3	2

10)	Finance income and costs

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	€m	€m	€m
Interest income	2.5	0.2	0.2
Net fair value gains on derivatives held at fair value through profit or loss	—	1.4	7.0
Finance income	2.5	1.6	7.2
Interest and finance charges paid/payable for lease liabilities and financial liabilities not at fair value through profit or loss (1)	(79.0)	(64.4)	(54.0)
Cross-currency interest rate swaps: cash flow hedges, transfer from equity	21.8	14.6	3.9
Net pension interest costs	(3.8)	(3.8)	(3.6)
Amortization of borrowing costs	(2.0)	(1.5)	(2.7)
Net foreign exchange losses on translation of financial assets and liabilities	(3.9)	(0.3)	(3.9)
Interest on unwinding of discounted items	—	(1.1)	(1.2)
Net fair value losses on derivatives held at fair value through profit or loss	(8.8)	—	—
Financing costs incurred in amendment of terms of debt (2)	—	(1.1)	(20.1)
Finance costs	(75.7)	(57.6)	(81.6)
Net finance costs	(73.2)	(56.0)	(74.4)

(1) Following the adoption of IFRS 16 Leases on January 1, 2019, this caption includes the unwinding of discounting on lease liabilities.
(2) A one-off charge of €20.1 million was incurred as a consequence of the refinancing in May 2017 and repricing in December 2017. Of this, deferred transaction costs of €15.7 million relating to the previous senior debt were written off.

11)	Taxation

		Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	Note	€m	€m	€m
Current tax expense
Current tax on profits for the period		(66.4)	(63.9)	(37.5)
Adjustments in respect of prior periods		—	2.8	3.2
		(66.4)	(61.1)	(34.3)
Deferred tax income/(expense)
Origination and reversal of temporary differences		9.7	4.5	(2.1)
Impact of change in tax rates		—	—	4.4
	16	9.7	4.5	2.3
Total tax expense		(56.7)	(56.6)	(32.0)
Reconciliation of effective tax rate:

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	€m	€m	€m
Profit before tax	210.3	227.1	168.5
Tax charge at the standard UK corporation tax rate 19% (2018: 19%; 2017: 19.25%)	(39.9)	(43.2)	(32.5)
Difference in tax rates	(11.9)	(14.8)	(10.0)
Non tax deductible interest	0.6	—	4.4
Other income and expenses not taxable or deductible	(1.2)	5.3	16.8
Unrecognized tax assets	(0.9)	0.6	(19.3)
Provisions for uncertainties	(3.4)	(7.3)	1.0
Impact of change in deferred tax rates	—	—	4.4
Prior period adjustment	—	2.8	3.2
Total tax expense	(56.7)	(56.6)	(32.0)
Effective tax rates
Effective from and including January 12, 2016, the Company become a resident in the United Kingdom for United Kingdom tax purposes. The effective tax rate for the year ended December 31, 2019 was 27.0% (year ended December 31, 2018: 24.9%). The change is principally caused by higher tax rates applied to profits in other jurisdictions and by an increase in non deductible expenses.
The Company operates in many different jurisdictions and in some of these, certain matters are under discussion with local tax authorities. These discussions are often complex and can take many years to resolve, and are in different stages with respect to assessments appeals and refunds. The Company actively seeks to manage the associated risks by proactively engaging with tax authorities and applying for Advanced Pricing Agreements where appropriate. Accruals for tax contingencies require management to make estimates and judgments with respect to the ultimate outcome of a tax audit, and actual results could vary from these estimates. Where tax exposures can be quantified, a provision is made based on best estimates and management’s judgments. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could, in future years, experience adjustments to this provision, including releases of provisions when those exposures become time-barred.
Notwithstanding this, management believes that the Company’s position on all open matters including those in current discussion with local tax authorities is robust and that the Company is appropriately provided. As of December 31, 2019, the current tax payable of €217.2m and deferred tax assets of €96.4m includes provisions for tax uncertainties of €137.8m. As of December 31, 2018, the current tax payable of €201.2m and deferred tax assets of €68.7m included provisions for tax uncertainties of €135.9m.

Following the enactment of the Finance Act 2016, the standard rate of corporation tax in the UK is 19% for 2019 (2018: 19%). The standard rate of corporation tax in the UK reduced from 20% to 19% with effect from April 1, 2017 and was due to reduce by a further 2% to 17% from April 1, 2020. As the reductions to 19% and 17% were substantially enacted on September 6, 2016, these rates are reflected in these financial statements. The UK government has indicated that this further reduction will not now take place, the impact of which will be reflected in the financial statements once it is substantially enacted.
The tax (credit)/charge relating to components of other comprehensive income is as follows:

		Before tax	Tax credit	After tax
Year ended December 31, 2019	Note	€m	€m	€m
Remeasurement of post-employment benefit liabilities		35.9	(6.7)	29.2
Net investment hedge		(6.0)	—	(6.0)
Cash flow hedges		27.3	(5.6)	21.7
Other comprehensive loss/(income)		57.2	(12.3)	44.9
Current tax			—
Deferred tax	16		(12.3)
			(12.3)
		Before tax	Tax (credit)/ charge	After tax
Year ended December 31, 2018	Note	€m	€m	€m
Remeasurement of post-employment benefit liabilities		12.9	(3.3)	9.6
Net investment hedge		(5.6)	—	(5.6)
Cash flow hedges		(15.5)	4.0	(11.5)
Other comprehensive (income)/loss		(8.2)	0.7	(7.5)
Current tax			—
Deferred tax	16		0.7
			0.7
		Before tax	Tax charge/(credit)	After tax
Year ended December 31, 2017	Note	€m	€m	€m
Remeasurement of post-employment benefit liabilities		(2.9)	2.0	(0.9)
Net investment hedge		0.8	—	0.8
Cash flow hedges		16.4	(5.0)	11.4
Other comprehensive loss/(income)		14.3	(3.0)	11.3
Current tax			—
Deferred tax	16		(3.0)
			(3.0)

12)	Property, plant and equipment

	December 31, 2019	December 31, 2018
	€m	€m
Owned property, plant and equipment (i)	350.0	348.8
Right-of-use assets (ii)	72.4	—
Property, plant and equipment	422.4	348.8
As detailed in Note 2, the right-of-use assets have been recognized following the adoption of IFRS 16 Leases on January 1, 2019.

(i)    Owned property, plant and equipment

	Land and buildings	Plant and equipment	Computer equipment	Total
	€m	€m	€m	€m
Cost
Balance at December 31, 2017	117.4	242.5	3.2	363.1
Acquisitions through business combinations	32.7	28.1	0.5	61.3
Additions	6.7	24.5	5.3	36.5
Disposals	(3.5)	(0.5)	—	(4.0)
Effect of movements in foreign exchange	(1.5)	(4.4)	—	(5.9)
Balance at December 31, 2018	151.8	290.2	9.0	451.0
Additions	4.1	34.7	4.7	43.5
Disposals	(1.5)	(1.1)	—	(2.6)
Effect of movements in foreign exchange	1.8	8.1	0.1	10.0
Balance at December 31, 2019	156.2	331.9	13.8	501.9
Accumulated depreciation and impairment
Balance at December 31, 2017	8.2	57.4	2.1	67.7
Depreciation	7.2	31.7	0.4	39.3
Effect of movements in foreign exchange	(1.1)	(3.6)	(0.1)	(4.8)
Balance at December 31, 2018	14.3	85.5	2.4	102.2
Depreciation	7.7	34.4	1.5	43.6
Impairment	—	0.1	—	0.1
Disposals	—	(0.3)	—	(0.3)
Effect of movements in foreign exchange	1.0	5.3	—	6.3
Balance at December 31, 2019	23.0	125.0	3.9	151.9
Net book value December 31, 2017	109.2	185.1	1.1	295.4
Net book value December 31, 2018	137.5	204.7	6.6	348.8
Balance at December 31, 2019	133.2	206.9	9.9	350.0
Assets under construction
Additions to for the year ended December 31, 2019 includes assets under construction of €13.1 million (year ended December 31, 2018: €10.2 million).

Security
Borrowings have been provided by a syndicate of third party lenders, (the “Syndicate”). The Syndicate together with holders of the bond issue have security over the assets of the "Guarantor Group". The "Guarantor Group" consists of those companies which individually have more than 5% of consolidated total assets or EBITDA (as defined in the Senior Facilities Agreement) of the Company and in total comprise more than 80% of consolidated total assets or EBITDA at any testing date.

(ii)    Right-of-use assets

	December 31, 2019	December 31, 2018
	€m	€m
Net book value
Land and Buildings	62.8	—
Plant and equipment and motor vehicles	9.2	—
Computer equipment	0.4	—
Right-of-use assets	72.4	—
Additions to the right-of-use assets during the year ended December 31, 2019 were €6.2 million.
Lease liabilities are included within loans and borrowings in Note 21. Interest on lease liabilities is presented as a finance cost in Note 10. Payments of lease liabilities are included as a financing activity within the Statement of Cash Flows.

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	€m	€m	€m
Depreciation
Land and Buildings	10.7	—	—
Plant and equipment	5.2	—	—
Computer equipment	0.2	—	—
Depreciation expense of right-of-use assets	16.1	—	—

13)	Goodwill and Intangibles

	Goodwill	Brands	Computer software	Customer relationships	Total
	€m	€m	€m	€m	€m
Cost
Balance at December 31, 2017	1,745.6	1,688.9	18.3	31.0	3,483.8
Acquisitions through business combinations	115.4	362.2	1.1	—	478.7
Additions	—	—	6.6	—	6.6
Effect of movements in foreign exchange	—	—	(0.6)	—	(0.6)
Balance at December 31, 2018	1,861.0	2,051.1	25.4	31.0	3,968.5
Acquisitions through business combinations	1.9	—	—	—	1.9
Additions	—	—	4.8	—	4.8
Disposals	—	—	(0.1)	—	(0.1)
Effect of movements in foreign exchange	—	—	(0.3)	—	(0.3)
Balance at December 31, 2019	1,862.9	2,051.1	29.8	31.0	3,974.8

	Goodwill	Brands	Computer software	Customer relationships	Total
	€m	€m	€m	€m	€m
Accumulated amortization and impairment
Balance at December 31, 2017	—	1.5	7.5	4.8	13.8
Amortization	—	1.2	3.6	2.2	7.0
Effect of movements in foreign exchange	—	—	(0.5)	—	(0.5)
Balance at December 31, 2018	—	2.7	10.6	7.0	20.3
Amortization	—	1.7	4.7	2.2	8.6
Effect of movements in foreign exchange	—	—	(0.1)	—	(0.1)
Balance at December 31, 2019	—	4.4	15.2	9.2	28.8
Net book value December 31, 2017	1,745.6	1,687.4	10.8	26.2	3,470.0
Net book value December 31, 2018	1,861.0	2,048.4	14.8	24.0	3,948.2
Net book value December 31, 2019	1,862.9	2,046.7	14.6	21.8	3,946.0
Amortization of €8.6 million (December 31, 2018: €7.0 million; December 31, 2017: €6.5 million) is included in ‘other operating expenses’ in the Consolidated Statement of Profit or Loss.
The Company’s goodwill, brand and customer relationships values have been allocated based on the enterprise value at acquisition of each cash generating unit (“CGU”). Goodwill is monitored at an operating segment level. As required by IAS 36 'Impairment of Assets', an annual review of the carrying amount of the goodwill and the indefinite life brands is carried out to identify whether there is any impairment to these carrying values. This is done by means of comparison of the carrying values to the value in use of the CGU. Value in use is calculated as the net present value of the projected risk-adjusted cash flows of each CGU.
Key assumptions
The values for the key assumptions were arrived at by taking into consideration detailed historical information and comparison to external sources where appropriate, such as market rates for discount factors.

•
Budgeted cash flows: the calculation of value in use has been based on the cash flow forecasts by management for 2020 to 2022. The trends in these forecasts have been extrapolated to produce 2023 and 2024 forecast cash flows. Beyond 2024 the same assumptions have been applied for future periods in the absence of longer term detailed forecasts. These plans have been prepared and approved by management, and incorporate past performance of the entities acquired in the period, historical growth rates and projections of developments in key markets.

•	Revenue: projected revenues are built up with reference to markets and product platforms. They incorporate past performance, historical growth rates and projections of developments in key markets.

•	Profit margins: projected margins reflect historical performance.

•	Capital expenditure forecast includes an allowance for the replacement of leased right-of-use assets.

•
Discount rate: a pre-tax discount rate of 7.1% (2018: 8.2%) was applied to the cash flows. This discount rate has been calculated using a capital asset pricing model using observable market data, including the share price of Nomad Foods Limited.

•
Long-term growth rates: the growth rate used in the testing after the detailed forecasting period was 1.0% (2018: 1.0%). These rates do not reflect the long-term assumptions used by the Company for investment planning.

Sensitivity to changes in assumptions
Impairment was not required at either December 31, 2019, or December 31, 2018. In each case the valuations derived from the discounted cash flow model indicate a sufficient amount of headroom for which any reasonably possible change to key assumptions is unlikely to result in an impairment of the related goodwill.

14)	Acquisitions
(a)     Goodfella’s Pizza
On April 21, 2018, the Company completed its acquisition of all of the share capital of Green Isle Foods Limited (“Goodfella’s Pizza”) for £209.7 million (€239.0 million), including post-acquisition working capital and net debt adjustments. Goodfella’s Pizza (legal entity subsequently renamed Birds Eye Pizza Limited and then Birds Eye Ireland Limited), is a pizza producer based in Ireland that complements our existing business model.
The purchase price allocation exercise over the assets and liabilities of Birds Eye Pizza Limited/Birds Eye Ireland Limited at the date acquisition and the consideration paid, was finalized on April 20, 2019, without any changes to the provisional estimates reported as at December 31, 2018. These were as follows:

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

Goodwill recognized on acquisition is €82.5 million. The goodwill recognized is attributable mainly to the growth prospects for the business expected organically and operational synergies.
(b)     Toppfrys AB
Effective March 2, 2018, the Company acquired a 60% stake of the outstanding share capital of Toppfrys AB, a pea processing business in Sweden that complements our existing business model. The Company paid €1.7 million (SEK 17.0 million) for the equity share acquired and subsequently provided loans of €1.5 million (SEK 13.6 million), bringing the total payments to €3.2 million (SEK 30.6 million). The Company had consolidated the business and has recognized a 40% non-controlling interest as it was determined to have control based on an assessment of the acquired business. The shareholder arrangements include a put option for the non-controlling interest to sell their remaining shares from 2020 and call options for the Company to acquire the remaining shares from 2022.
The purchase price allocation exercise for the acquisition was finalized on March 1, 2019, valuing the 60% stake of net liabilities acquired were valued at €0.1 million and resulting in goodwill recognized of €1.8 million. The Company believes the future value of goodwill will be obtained through its market position in Sweden.
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

The purchase price allocation exercise over the assets and liabilities of Aunt Bessie's Limited at the date of acquisition and the consideration paid, was finalized on July 1, 2019. An adjustment of €1.9 million has been recognized in the year to recognize pre-acquisition related liabilities. The consideration paid is the same as that reported as at December 31, 2018. These were as follows:

July 2, 2018
€m
Assets:
Intangible assets	205.3
Property, plant and equipment	23.1
Current assets	19.5
Inventories	13.2
Total assets	261.1

Liabilities:
Current liabilities	20.6
Deferred tax liabilities	37.6
Total liabilities	58.2

Total identifiable net assets acquired	202.9

Total purchase consideration	235.9

Total identifiable net assets acquired	(202.9)

Goodwill	33.0
Goodwill recognized on acquisition is €33.0 million. The goodwill recognized is attributable mainly to the growth prospects for the business expected organically and operational synergies.
(d)     Purchase consideration - cash outflow

		Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Outflow of cash to acquire subsidiary, net of cash acquired		€m	€m	€m
Cash consideration		—	474.9	—
Less cash acquired		—	(9.8)	—
Contingent consideration paid related to acquisitions	24	1.5	6.5	—
Net outflow of cash - investing activities		1.5	471.6	—

15)	Investments
The following are the Company's significant investments as of December 31, 2019.

	Activity	Country of incorporation	Class of shares held	Ownership as of December 31, 2019
Nomad Foods Europe Holdings Limited	Holding	England	Ordinary	100%
Nomad Foods Europe Holdco Limited	Holding	England	Ordinary	100%
Nomad Foods Europe Finco Limited	Holding	England	Ordinary	100%
Nomad Foods Europe Midco Limited	Holding/ Finance	England	Ordinary	100%
Nomad Foods Bondco Plc	Finance	England	Ordinary	100%
Nomad Foods Lux S.à.r.l.	Finance	Luxembourg	Ordinary	100%
Nomad Foods Europe Limited	Management	England	Ordinary	100%
Birds Eye Limited	Trading	England	Ordinary	100%
Nomad Foods Europe Finance Limited	Finance	England	Ordinary	100%
Aunt Bessie's Limited	Non-Trading	England	Ordinary	100%
Birds Eye Ireland Limited	Trading	Republic of Ireland	Ordinary	100%
Birds Eye Ireland Oldco Unlimited Company	Non-Trading	Republic of Ireland	Ordinary	100%
Iglo Holding GmbH	Holding	Germany	Ordinary	100%
Iglo Nederland B.V.	Trading	Netherlands	Ordinary	100%
Iglo Belgium S.A.	Trading	Belgium	Ordinary	100%
Iglo Portugal	Trading	Portugal	Ordinary	100%
Iglo Austria Holdings GmbH	Holding	Austria	Ordinary	100%
C.S.I. Compagnia Surgelati Italiana S.R.L	Trading	Italy	Ordinary	100%
Findus Sverige Holdings AB	Holding	Sweden	Ordinary	100%
Iglo GmbH	Trading	Germany	Ordinary	100%
Frozen Fish International GmbH	Trading	Germany	Ordinary	100%
Liberator Germany Newco GmbH	Property	Germany	Ordinary	100%
Iglo Austria GmbH	Trading	Austria	Ordinary	100%
Findus Sverige AB	Trading	Sweden	Ordinary	100%
Frionor Sverige AB	Holding	Sweden	Ordinary	100%
Findus Holdings France SAS	Holding	France	Ordinary	100%
Findus France SAS	Trading	France	Ordinary	100%
Findus Espana SLU	Trading	Spain	Ordinary	100%
Findus Danmark A/S	Trading	Denmark	Ordinary	100%
Findus Finland Oy	Trading	Finland	Ordinary	100%
Findus Norge AS	Trading	Norway	Ordinary	100%
Findus Norge Holding AS	Holding	Norway	Ordinary	100%
Toppfrys AB	Trading	Sweden	Ordinary	81%

16)	Deferred tax assets and liabilities
Recognized deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following:

	December 31, 2019			December 31, 2018
	Assets	Liabilities	Total	Assets	Liabilities	Total
	€m	€m	€m	€m	€m	€m
Property, plant and equipment	23.0	(29.3)	(6.3)	15.6	(28.0)	(12.4)
Intangible assets	0.4	(357.0)	(356.6)	0.3	(354.4)	(354.1)
Employee benefits	40.2	(0.4)	39.8	30.0	(0.4)	29.6
Tax value of loss carry forwards	20.7	—	20.7	19.1	—	19.1
Derivative financial instruments	3.2	(0.3)	2.9	—	(2.5)	(2.5)
Other	8.9	(11.2)	(2.3)	3.7	(6.8)	(3.1)
Tax assets/(liabilities)	96.4	(398.2)	(301.8)	68.7	(392.1)	(323.4)
Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable.
Deferred tax assets that the Company has not recognized in the financial statements amount to €70.3 million (December 31, 2018: €66.3 million). These deferred tax assets had not been recognized as the likelihood of recovery is not probable.
The aggregate deferred tax relating to items that have been credited directly to equity is €12.3 million (December 31, 2018: debit of €0.7 million).
Movement in deferred tax during the year:

	Opening balance Jan 1, 2019	Recognized in Statement of Profit or Loss	Recognized in Other Comprehensive Income	Movement in foreign exchange	Closing balance Dec 31, 2019
	€m	€m	€m	€m	€m
Property, plant and equipment	(12.4)	6.3	—	(0.2)	(6.3)
Intangible assets	(354.1)	(2.5)	—	—	(356.6)
Employee benefits	29.6	3.5	6.7	—	39.8
Tax value of loss carry forwards	19.1	1.6	—	—	20.7
Derivative financial instruments	(2.5)	—	5.6	(0.2)	2.9
Other	(3.1)	0.8	—	—	(2.3)
Total deferred tax	(323.4)	9.7	12.3	(0.4)	(301.8)

	Opening balance Jan 1, 2018	Opening balance restatement due to IFRS 9 transition	Acquired in business combinations	Recognized in Statement of Profit or Loss	Recognized in Other Comprehensive Income	Movement in foreign exchange	Closing balance Dec 31, 2018
	€m	€m	€m	€m	€m	€m	€m
Property, plant and equipment	(15.2)	—	—	3.2	—	(0.4)	(12.4)
Intangible assets	(295.0)	—	(59.3)	0.2	—	—	(354.1)
Employee benefits	28.2	—	—	(1.5)	3.3	(0.4)	29.6
Tax value of loss carry forwards	15.6	—	—	3.5	—	—	19.1
Derivative financial instruments	1.4	—	—	0.1	(4.0)	—	(2.5)
Other	1.6	(3.7)	—	(1.0)	—	—	(3.1)
Total deferred tax	(263.4)	(3.7)	(59.3)	4.5	(0.7)	(0.8)	(323.4)

17)	Inventories

	December 31, 2019	December 31, 2018
	€m	€m
Raw materials and consumables	86.8	81.6
Work in progress	48.3	50.7
Finished goods and goods for resale	188.1	210.2
Total inventories	323.2	342.5
During the year ended December 31, 2019, €9.0 million (year ended December 31, 2018 €7.1 million, year ended December 31, 2017: €7.6 million) was charged to the Consolidated Statement of Profit or Loss for the write down of inventories.

18)	Trade and other receivables

	December 31, 2019	December 31, 2018
Current assets	€m	€m
Trade receivables	143.6	98.3
Prepayments and accrued income	8.0	9.2
Other receivables	31.0	38.4
Tax receivable	24.1	28.0
Total current trade and other receivables	206.7	173.9
Non-current assets
Other receivables	1.9	2.6
Total non-current trade and other receivables	1.9	2.6
Total trade and other receivables	208.6	176.5

Trade receivables, prepayments and other receivables, except for those defined as non-current, are expected to be recovered in less than 12 months. Other receivables includes VAT receivable.

The ageing of trade receivables is detailed below:

	Gross	Impaired	Net
December 31, 2019	€m	€m	€m
Not past due	288.1	(0.2)	287.9
Past due less than 1 month	32.5	(0.3)	32.2
Past due 1 to 3 months	7.5	(0.2)	7.3
Past due 3 to 6 months	3.6	(0.2)	3.4
Past due more than 6 months	7.9	(3.9)	4.0
Sub-total	339.6	(4.8)	334.8
Reduction in trade-terms(1)			(191.2)
Total trade receivables			143.6
	Gross	Impaired	Net
December 31, 2018	€m	€m	€m
Not past due	228.5	—	228.5
Past due less than 1 month	20.9	—	20.9
Past due 1 to 3 months	4.8	—	4.8
Past due 3 to 6 months	1.6	(0.2)	1.4
Past due more than 6 months	5.6	(4.1)	1.5
Sub-total	261.4	(4.3)	257.1
Reduction in trade-terms (1)			(158.8)
Total trade receivables			98.3
(1) Refer to Note 4(a). Reduction in trade term amounts are primarily not past due.
Trade receivables have been provided against based on expected credit losses.
The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable. The Company does not hold any collateral as security.
Debts past due are not impaired where there are eligible trade terms deductions which can be offset against them.
The Company entered into facilities with third-party banks in which the Company may sell qualifying trade debtors on a non-recourse basis. Under the terms of the agreements, the Company has transferred substantially all the credit risks and control of the receivables, which are subject to this agreement, and accordingly €nil (December 31, 2018: €51.0 million) of trade receivables has been derecognized at the period end.
Liabilities related to contracts with customers
The Company has recognized the following liabilities related to contracts with customers:

	December 31, 2019	December 31, 2018
	€m	€m
Trade terms liabilities reported within trade receivables	(191.2)	(158.8)
Trade terms liabilities reported within trade and other payables (Note 22)	(59.4)	(79.5)
Total trade terms liabilities	(250.6)	(238.3)
Significant changes to trade terms
No significant changes to trade terns occurred in the year ended December 31, 2019.

Revenue recognized in relation to trade terms
Trade terms relate to sales made with variable consideration and are an estimate as disclosed in Note 4(a). Revenue recognized in the year ended December 31, 2019 relating to performance obligations that were satisfied in the prior year was €17.3 million (2018: €17.2 million).

19)	Indemnification assets

	Year ended December 31, 2019	Year ended December 31, 2018
	€m	€m
Balance at January 1	79.4	73.8
Recognized through business combinations	—	6.1
Utilized	—	(0.5)
Release of indemnified provision	(44.0)	—
Balance at December 31	35.4	79.4
As at December 31, 2019, €29.8 million (December 31, 2018: €73.8 million) of the indemnification assets relate to the acquisition of the Findus Group for which 1,583,627 shares are held in escrow and are valued at $22.37 (€19.96) (December 31, 2018: 6,964,417 shares valued at $16.72 (€14.62)) each. The shares placed in escrow will be released in stages over a four-year period beginning January 2019 and each anniversary thereafter. During 2019, 5,380,790 shares were released from escrow. As a consequence, the indemnification asset was reduced by €44.0 million with a corresponding charge to the Statement of Profit or Loss.
In January 2020, 965,528 shares were released from escrow. As a consequence the indemnification asset will be reduced by approximately €17.8 million with a corresponding charge of to the Statement of Profit or Loss within the financial statements for the year ended December 31, 2020.
The indemnification asset of €5.6 million (2018: €5.6 million) recognized in relation to the Goodfella’s Pizza acquisition relates to several contingent liabilities that arose prior to acquisition.

20)	Cash and cash equivalents

		December 31, 2019	December 31, 2018
	Note	€m	€m
Cash and cash equivalents		826.0	327.5
Restricted cash		0.1	0.1
Cash and cash equivalents		826.1	327.6
Bank overdraft	22	(1.3)	—
Cash and cash equivalents per Statement of Cash Flows		824.8	327.6
‘Cash and cash equivalents’ comprise cash balances and deposits. Restricted cash comprises money that is primarily reserved for a specific purpose and therefore not available for immediate or general business use. Bank overdrafts that are repayable on demand and form an integral part of the Company's cash management are included as a component of cash and cash equivalents for the purposes of the Statement of Cash Flows.

21)	Loans and borrowings
The repayment profile of the syndicated and other loans held by the Company is as follows:

	December 31, 2019	December 31, 2018
	€m	€m
Current liabilities/(assets)
Syndicated loans	10.8	23.4
Lease liabilities	18.9	—
Less deferred borrowing costs to be amortized within 1 year	(2.0)	(2.0)
Total due in less than one year	27.7	21.4
Non-current liabilities
Syndicated loans	1,364.4	1,351.8
2024 fixed rate senior secured notes	400.0	400.0
Lease liabilities	90.1	—
Less deferred borrowing costs to be amortized in 2-5 years	(6.9)	(7.9)
Less deferred borrowing costs to be amortized in more than 5 years	—	(1.0)
Total due after more than one year	1,847.6	1,742.9
Total borrowings	1,875.3	1,764.3
As detailed in Note 2, following the adoption of IFRS 16 Leases on January 1, 2019, loans and borrowings now includes €109.0 million relating to lease liabilities.
On May 3, 2017 the Company completed a refinancing of its Senior debt. All Senior debt as at the balance sheet date was repaid and replaced with new Senior Euro debt of €500.0 million and Senior U.S. Dollar debt of $610.0 million. Both are repayable on May 15, 2024. The Senior U.S. Dollar debt requires a mandatory repayment of 1% of notional, of which $6.6 million was repaid in 2018 and $9.6 million in 2019. The existing revolving credit facility was also replaced with a new €80.0 million facility, which is available until May 15, 2023 and may be utilized to support working capital requirements, including letters of credit and bank guarantees.
Concurrent to the refinancing, the Company repaid the senior secured notes due 2020 and completed a private offering of €400.0 million of 3.25% senior secured notes due May 15, 2024 (the “Notes”), payable semi-annually in arrears. Both the new Senior debt and the Notes are guaranteed on a senior basis by the Company and certain subsidiaries thereof. Eligible transaction costs of approximately €9.8 million were capitalized as part of the refinancing and will be amortized over the life of the debt.
On December 20, 2017 we further amended and restated our Senior Facilities Agreement to reprice our $610.0 million and €500.0 million term loan facilities. The margin was reduced by 50 basis points on the U.S. Dollar-denominated term loan and 25 basis points on the Euro-denominated term loan. There were no changes to the maturity dates of the term loan facilities. These amendments were accounted for as a modification of the existing loan, so that the modified cash flows are recognized at the original effective interest rate, with a corresponding reduction to the carrying value of the loans. We also established a $50.0 million incremental term loan facility and a €58.0 million incremental term loan facility which were fully drawn down on January 31, 2018 and February 9, 2018 respectively. Eligible transaction costs of approximately €2.5 million have been capitalized as part of this amendment and will be amortized over the life of the debt.
On June 15, 2018, we amended and restated our Senior Facilities Agreement to establish an incremental U.S. Dollar denominated term loan that increased the amount of U.S. Dollar Term Loans by $300.0 million to $953.4 million. Principal outstanding under the Euro-denominated term loan remained unchanged at €558.0 million. The maturity dates remained May 2024 for both Euro and U.S. Dollar denominated Term Loans. The €80.0 million multicurrency revolving credit facility remained unchanged and matures in May 2023.
As at December 31, 2019 €17.2 million (December 31, 2018: €16.8 million) has been utilized for issuance of letters of credit and bank guarantees.

Guarantees and secured assets
The Senior Facility Agreement that governs the Company’s Senior debt, establishes security over the assets of the “Guarantor Group”. The Guarantor Group consists of those companies that individually have more than 5% of consolidated total assets or EBITDA (as defined in the Senior Facilities Agreement) of the Company and in total comprise more than 80% of consolidated total assets or EBITDA at any testing date.
The Senior Facilities Agreement includes an excess cash flow calculation whereupon an amount of principal shall be repaid based upon terms including cash generated during the year and leverage. In 2019 the amount repaid was €12.1 million relating to the calculation performed at the end of 2018. Based on the calculation performed for December 31, 2019, there will be no excess cash flow repayment in 2020.
In connection with its pension scheme, Findus Sverige AB, a 100% owned subsidiary, is required to obtain credit insurance with PRI Pensionsgaranti (“PRI”), a credit insurance company that provides insurance annually against the risk of a sponsoring company’s insolvency. In connection with such credit insurance, as at December 31, 2019 Findus Sverige AB has granted floating charges over certain assets in favor of PRI in an amount of SEK 300 million (€28.7 million) (December 31, 2018: €29.3 million) and Nomad Foods Limited has issued a parent guarantee to PRI which will not exceed SEK 450 million (€43.0 million) (December 31, 2018: €43.9 million) and has a maturity date of March 31, 2021.

22)	Trade and other payables

	December 31, 2019	December 31, 2018
Current liabilities	€m	€m
Trade payables	306.5	321.1
Accruals and deferred income	109.4	125.3
Trade terms payable	59.4	79.5
Social security and other taxes	25.7	19.0
Other payables	18.8	19.0
Financial payables	4.1	7.7
Bank overdrafts	1.3	—
Total current trade and other payables	525.2	571.6
Non-current liabilities
Accruals and deferred income	2.7	1.3
Total non-current trade and other payables	2.7	1.3
Total trade and other payables	527.9	572.9

23)	Employee benefits
The Company operates defined benefit pension plans in Germany, Italy, Sweden and Austria, as well as various defined contribution plans in other countries.

i.	Defined contribution plans
The total expense relating to defined contribution plans for the year ended December 31, 2019 was €9.0 million (year ended December 31, 2018: €9.1 million, year ended December 31, 2017: €8.5 million)

ii.	Defined benefit plans
The Company operates partially funded defined benefit pension plans in Germany and Austria as well as unfunded plans in Sweden and Italy. In addition, an unfunded post-retirement medical plan is operated in Austria. In Germany and Italy, long term service awards are in operation and various other countries provide other employee benefits.

	December 31, 2019	December 31, 2018
	€m	€m
Net employee benefit obligations-Germany	151.3	128.0
Net employee benefit obligations-Sweden	71.7	60.5
Net employee benefit obligations-Italy	4.8	4.7
Net employee benefit obligations-Austria	5.8	4.3
Sub-total	233.6	197.5
Net employee benefit obligations- total of other countries	3.9	3.1
Total net employee benefit obligations	237.5	200.6
The net obligation of €3.9 million (December 31, 2018: €3.1 million) in respect of other countries is the aggregate of a number of different types of minor schemes, each one not being considered material individually or in aggregate. Consequently detailed disclosure of these schemes is not provided.
The amount included in the Statement of Financial Position arising from the Company’s obligations in respect of its defined benefit retirement plans and post-employment benefits is as follows:

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
December 31, 2019	€m	€m	€m
Present value of unfunded defined benefit obligations	77.6	5.1	82.7
Present value of funded defined benefit obligations	237.3	—	237.3
Subtotal present value of defined benefit obligations	314.9	5.1	320.0
Fair value of plan assets	(86.4)	—	(86.4)
Recognized liability for net defined benefit obligations	228.5	5.1	233.6

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
December 31, 2018	€m	€m	€m
Present value of unfunded defined benefit obligations	65.8	4.8	70.6
Present value of funded defined benefit obligations	208.4	—	208.4
Subtotal present value of defined benefit obligations	274.2	4.8	279.0
Fair value of plan assets	(81.5)	—	(81.5)
Recognized liability for net defined benefit obligations	192.7	4.8	197.5

Movements in recognized liability for net defined benefit obligations:

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
	€m	€m	€m
Opening balance January 1, 2019	192.7	4.8	197.5
Current service cost	4.0	0.2	4.2
Interest cost	3.6	—	3.6
Actuarial losses	35.3	—	35.3
Contributions to plan	(0.6)	—	(0.6)
Benefits paid	(5.2)	—	(5.2)
Exchange adjustments	(1.3)	0.1	(1.2)
As at December 31, 2019	228.5	5.1	233.6

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
	€m	€m	€m
Opening balance January 1, 2018	180.5	4.9	185.4
Current service cost	3.9	(0.1)	3.8
Interest cost	3.6	—	3.6
Actuarial losses	12.9	—	12.9
Contributions to plan	(0.6)	—	(0.6)
Benefits paid	(5.4)	—	(5.4)
Exchange adjustments	(2.2)	—	(2.2)
As at December 31, 2018	192.7	4.8	197.5

Movements in present value of defined benefit obligations:

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
	€m	€m	€m
Opening balance January 1, 2019	274.2	4.8	279.0
Current service cost	4.0	0.2	4.2
Interest cost	5.0	—	5.0
Actuarial experience losses	0.2	—	0.2
Actuarial losses arising from changes in financial assumptions	43.2	—	43.2
Actuarial gains arising from changes in demographic assumptions	(3.0)	—	(3.0)
Contributions to plan	0.4	—	0.4
Benefits paid	(7.8)	—	(7.8)
Exchange adjustments	(1.3)	0.1	(1.2)
As at December 31, 2019	314.9	5.1	320.0

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
	€m	€m	€m
Opening balance January 1, 2018	261.8	4.9	266.7
Current service cost	3.9	(0.1)	3.8
Interest cost	5.2	—	5.2
Actuarial experience losses	0.5	—	0.5
Actuarial losses arising from changes in financial assumptions	13.8	—	13.8
Actuarial gains arising from changes in demographic assumptions	(1.1)	—	(1.1)
Contributions to plan	0.4	—	0.4
Benefits paid	(8.1)	—	(8.1)
Exchange adjustments	(2.2)	—	(2.2)
As at December 31, 2018	274.2	4.8	279.0

Movements in fair value of plan assets of defined benefit retirement plans:

2019
€m
Opening balance January 1, 2019	81.5
Interest income	1.4
Actuarial gains arising from the return on plan assets, excluding interest income	5.1
Contributions by employer	0.5
Contributions by members	0.5
Benefits paid	(2.6)
As at December 31, 2019	86.4

2018
€m
Opening balance January 1, 2018	81.3
Interest income	1.6
Actuarial gains arising from the return on plan assets, excluding interest income	0.3
Contributions by employer	0.5
Contributions by members	0.5
Benefits paid	(2.7)
As at December 31, 2018	81.5
Expense recognized in the Consolidated Statement of Profit or Loss:

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
	2019	2019	2019
	€m	€m	€m
Current service cost	4.0	0.2	4.2
Interest cost	3.6	—	3.6
For the year ended December 31, 2019	7.6	0.2	7.8

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
	2018	2018	2018
	€m	€m	€m
Current service cost	3.9	(0.1)	3.8
Interest cost	3.6	—	3.6
For the year ended December 31, 2018	7.5	(0.1)	7.4
Current service cost is allocated between cost of sales and other operating expenses. Interest on net defined benefit obligation is disclosed in net financing costs.

Amount recognized in the Consolidated Statement of Comprehensive Income:

	Year ended December 31, 2019	Year ended December 31, 2018
	€m	€m
Actuarial experience losses	0.2	0.5
Actuarial losses arising from changes in financial assumptions	43.2	13.8
Actuarial gains arising from changes in demographic assumptions	(3.0)	(1.1)
Actuarial gains arising from the return on plan assets, excluding interest income	(5.1)	(0.3)
Total actuarial losses	35.3	12.9

	Year ended December 31, 2019	Year ended December 31, 2018
	€m	€m
Cumulative amount of actuarial losses recognized in Consolidated Statement of Comprehensive Income	49.5	14.2

The fair value of plan assets, all at quoted prices are as follows:

	December 31, 2019	December 31, 2018
	€m	€m
Equities	20.5	20.2
Debt instruments	40.3	47.2
Property	13.1	10.9
Other	12.5	3.2
Total	86.4	81.5

	Defined benefit retirement plans				Post-employment medical benefits and other benefits
December 31, 2019	Germany	Sweden	Austria	Italy	Germany	Austria
Discount rate	1.15%	1.45%	1.00%	0.67%	0.45%	0.30%
Inflation rate	2.00%	1.80%	1.53%	1.50%	2.00%	1.53%
Rate of increase in salaries	2.80%	2.80%	2.00%	—	2.80%	3.00%
Rate of increase for pensions in payment	1%-2%	—	2.00%	—	—	—
Long term medical cost of inflation	—	—	—	—	—	2.00%

	Defined benefit retirement plans				Post-employment medical benefits and other benefits
December 31, 2018	Germany	Sweden	Austria	Italy	Germany	Austria
Discount rate	1.75%	2.25%	2.00%	1.60%	1.20%	1.00%
Inflation rate	2.00%	2.00%	2.00%	1.50%	2.00%	2.00%
Rate of increase in salaries	2.80%	2.75%	3.00%	—	2.80%	3.00%
Rate of increase for pensions in payment	1%-2%	—%	2.00%	—	—	—
Long term medical cost of inflation	—	—	—	—	—	2.00%
In valuing the liabilities of the pension fund at December 31, 2019 and December 31, 2018, mortality assumptions have been made as indicated below. The assumptions relating to longevity underlying the pension liabilities at the financial year end date are based on standard actuarial mortality tables and include an allowance for future improvements in longevity. The assumptions are based on the following mortality tables:

•	Germany: Richttafeln 2018 G

•	Sweden: DUS 14

•	Austria: AVÖ 2018 - P

•	Italy: RG48
These four references are to the specific standard rates of mortality that are published and widely used in each country for the use of actuarial assessment of pension liabilities and take account of local current and future average life expectancy.

December 31, 2019 (years)	Germany	Sweden	Austria	Italy
Retiring at the end of the year:
Male	21	22	23	19
Female	24	24	25	22

December 31, 2018 (years)	Germany	Sweden	Austria	Italy
Retiring at the end of the year:
Male	21	22	23	19
Female	24	24	25	22
The history of experience adjustments from inception of the Company for the defined benefit retirement plans is as follows:

	December 31, 2019	December 31, 2018	December 31, 2017
	€m	€m	€m
Present value of defined benefit obligations	314.9	274.2	261.8
Fair value of plan assets	(86.4)	(81.5)	(81.3)
Recognized liability in the scheme	228.5	192.7	180.5
Experience losses on scheme liabilities	0.2	0.5	0.5
Experience gains on scheme assets	(5.1)	(0.3)	(1.9)
Post-employment medical benefits- sensitivity analysis
The effect of a 1% movement in the assumed medical cost trend rate is not significant.
Defined benefit obligation- sensitivity analysis
The effect of a 1% movement in the most significant assumptions for the year ended December 31, 2019 is as follows:

	Increase	Decrease
	€m	€m
Discount rate	(51.4)	68.1
Inflation rate	43.5	(35.4)
Rate of increase in salaries	16.6	(12.3)
Rate of increase for pensions in payment	44.9	(36.3)
There are no deficit elimination plans for any of the defined benefit schemes. Expected contributions and payments to post-employment benefit plans for the period ending December 31, 2020 are €5.5 million. The weighted average duration of the defined benefit obligations is 19.6 years years.

24)	Provisions

	Restructuring	Onerous/ unfavorable contracts	Provisions related to other taxes	Contingent consideration	Other	Total
	€m	€m	€m	€m	€m	€m
Balance at December 31, 2017	26.3	75.4	10.2	10.4	18.5	140.8
Acquired through business combinations	—	—	—	—	7.0	7.0
Additional provision in the period	4.0	—	0.3	—	4.1	8.4
Release of provision	(1.5)	—	—	(2.7)	(2.0)	(6.2)
Utilization of provision	(16.5)	(4.3)	(4.7)	(6.5)	(2.3)	(34.3)
Unwinding of discounting	—	0.8	—	0.3	—	1.1
Foreign exchange	—	(3.1)	—	—	—	(3.1)
Balance at December 31, 2018	12.3	68.8	5.8	1.5	25.3	113.7
Impact of transition to IFRS 16	—	(66.9)	—	—	—	(66.9)
Balance at January 1 2019	12.3	1.9	5.8	1.5	25.3	46.8
Acquired through business combinations	—	—	—	—	1.9	1.9
Additional provision in the period	3.2	—	2.4	—	10.2	15.8
Release of provision	(1.5)	—	(1.3)	—	(5.7)	(8.5)
Utilization of provision	(6.7)	(0.9)	—	(1.5)	(0.5)	(9.6)
Unwinding of discounting	—	—	—	—	—	—
Foreign exchange	0.1	0.2	—	—	0.1	0.4
Balance at December 31, 2019	7.4	1.2	6.9	—	31.3	46.8
Analysis of total provisions:	December 31, 2019			December 31, 2018	Impact of transition to IFRS 16	Restated balance as of December 31, 2018
Current	40.9			44.3	(3.6)	40.7
Non-current	5.9			69.4	(63.3)	6.1
Total	46.8			113.7	(66.9)	46.8
Restructuring
The €7.4 million (2018: €12.3 million) provision relates to committed plans for certain restructuring activities of exceptional nature which are due to be completed within the next 12 months.
The amounts have been provided based on the latest information available on the likely remaining expenditure required to complete the committed plans. €6.7 million has been utilized in the year ended December 31, 2019 which mainly relates to the closure of the production facilities in Bjuv as well as other reorganizational activities across the Company.
Onerous/unfavorable contracts
Of the onerous/unfavorable contracts provision reported as of December 31, 2018, €66.9 million was held in relation to a lease for a warehouse and factory facility in Bjuv, Sweden. The factory is vacant and the Company currently anticipates the warehouse space will not be fully utilized by the Company or other third parties, so the lease was identified as being onerous. As disclosed in Note 2, upon transition to IFRS 16 Leases the full lease liability is now recognized in the Statement of Financial Position so that the provision has been released.
The remaining provision of €1.2 million relates to a service contract covering the same warehouse facility.
Provisions relating to other taxes
The €6.9 million (2018: €5.8 million) provision relates to other, non-income taxes due to tax authorities after tax investigations within certain operating subsidiaries within the Nomad Group.

Contingent consideration
During the year ended December 31, 2019, the contingent consideration provision was utilized to settle all remaining liabilities in respect of the Lutosa Brand, which is being used under license until 2020. This payment has been presented as an investing cash flow within the Statement of Cash Flows.
Other
Other provisions include €6.6 million (December 31, 2018: €6.6 million) of contingent liabilities acquired as part of the Goodfella’s Pizza acquisition that are indemnified by the Seller’s insurance policies, €4.7 million (December 31, 2018: €5.0 million) of obligations in Italy, €6.0 million (December 31, 2018: €5.9 million) for asset retirement obligations, €1.9 million (December 31, 2018: nil) of pre-acquisition related liabilities recognized in the year as an adjustment to the acquisition date liabilities of Aunt Bessie's Limited, €8.3 million (December 31, 2018: €1.0 million) of additional provisions in the period relate to employer taxes on the Long-term Incentive Plan (see Note 8) which would become payable on the issuance of shares, and other obligations from previous accounting periods.

25)	Share capital and capital reserves
Share capital and capital reserve

	As at December 31, 2019	As at December 31, 2018
	€m	€m
Authorized:
Unlimited number of Ordinary Shares with nil nominal value issued at $10.00 per share	n/a	n/a
Unlimited number of Founder Preferred Shares with nil nominal value issued at $10.00 per share	n/a	n/a
Issued and fully paid:
194,542,957 (December 31, 2018: 174,229,051) Ordinary Shares with nil nominal value	2,109.7	1,751.7
1,500,000 (December 31, 2018: 1,500,000) Founder Preferred Shares with nil nominal value	10.6	10.6
Total share capital and capital reserve	2,120.3	1,762.3
Listing and share transaction costs	(24.9)	(13.8)
Total net share capital and capital reserve	2,095.4	1,748.5

Ordinary Shares

Issued and Repurchased Ordinary shares (in millions)
Balance at December 31, 2017	165.3
Shares issued in the year	8.9
Balance at December 31, 2018	174.2
Shares issued in the year	20.3
Balance at December 31, 2019	194.5
Note 8(b) sets out the Non-Executive Director, Initial Director Options and Director and Senior Management Restricted share awards.

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
On January 2, 2019, the Company issued a share dividend of 171,092 ordinary shares calculated as 20% of the increase in the market price of our ordinary shares compared to 2017 dividend price of $16.6516 multiplied by Preferred Share Dividend Equivalent. The Dividend Price used to calculate the Annual Dividend Amount was $16.7538 (calculated based upon the volume weighted average price for the last ten consecutive trading days of 2018).
On March 22, 2019, the Company issued 20,000,000 ordinary shares in a public offering at $20.00 per share for aggregate gross proceeds of $400.0 million (€353.6 million). Directly attributed transaction costs of €11.1 million were incurred.
Listing and share transaction costs
As at December 31, 2019, cumulative listing and share transaction costs, which includes the total cost of admission and share issuance expenses, as well as costs associated with share repurchases were €24.9 million and are disclosed as a deduction directly against the capital reserve.

€m
At December 31, 2017	13.8
Placement fees	—
At December 31, 2018	13.8
Share transaction costs	11.1
At December 31, 2019	24.9
Founder Preferred Shares Annual Dividend Amount
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
See Note 27 for further information on the Founder Preferred Shares Dividends issued.

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

Share based compensation reserve
€m
Balance as of January 1, 2019	9.4
Non-Executive Director restricted share awards charge	0.9
Directors and Senior Management share awards charge	14.0
Vesting of Non-Executive Director restricted shares	(0.8)
Vesting of LTIP Share awards	(1.3)
Reclassification of awards for settlement of tax liabilities	0.4
Balance as of December 31, 2019	22.6

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
The Preferred Shares Annual Dividend amount is determined with reference to the Dividend Determination Period of a financial year, ie the last ten consecutive trading days and calculated as 20% of the increase in the volume weighted average share price of our ordinary shares across the determination period compared to the highest price previously used in calculating the Founder Preferred Share Annual Dividend Amounts (currently $21.7289) multiplied by 140,220,619 Preferred Share Dividend Equivalent (the “Preferred Share Dividend Equivalent”). The Preferred Share Dividend Equivalent is equal to the number of ordinary shares outstanding immediately following the Iglo Acquisition, but excluding the 13.7 million ordinary shares issued to the seller of the Iglo Group. The Founder Preferred Shares Annual Dividend Amount is paid for so long as the Founder Preferred Shares remain outstanding.
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
On December 31, 2019, the Company’s Board of Directors approved a share dividend of an aggregate of 6,421,074 ordinary shares calculated as 20% of the increase in the market price of our ordinary shares compared to 2018 dividend price of $16.7538 multiplied by the Preferred Share Dividend Equivalent. The Dividend Price used to calculate the Annual Dividend Amount was $21.7289 (calculated based upon the volume weighted average price for the last ten consecutive trading days of 2019) and the ordinary shares underlying the Founder Preferred Share Dividend were issued on January 2, 2020.

Founder Preferred Shares Dividend Reserve
€m
Balance as of January 1, 2019	372.6
Settlement of dividend through share issue	(2.5)
Balance as of December 31, 2019	370.1

28)	Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations, as well as from the translation of liabilities that hedge the Company’s net investment in a foreign subsidiary.

	Year ended December 31,
	2019	2018	2017
	€m	€m	€m
Balance as of January 1	88.8	83.2	84.0
Foreign currency translation adjustments	19.2	2.2	(8.9)
Net deferred (losses)/gains on net investment hedges (1)	(13.2)	3.4	8.1
Total presented in Other Comprehensive Income	6.0	5.6	(0.8)
Balance as of December 31	94.8	88.8	83.2

(1) (Losses)/gains on net investment hedges are offset by €19.0 million of gains (2018: losses of €3.7 million, 2017: losses of €8.7 million) on GBP net investments included within the foreign currency translation adjustments.

The translation reserve as at December 31, 2019, includes €3.8 million (2018: €15.8 million) relating to continuing hedging relationships in respect of GBP net investments, as well as €46.4 million (2018: €47.6 million) relating to a discontinued hedging relationship in respect of GBP net investments.

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

	Cross currency interest rate swaps	Forward currency contracts	Total Cash flow hedge reserve
	€m	€m	€m
Balance as of January 1, 2017	—	8.4	8.4
Change in fair value of hedging instrument recognized in OCI for the year	(56.8)	(19.7)	(76.5)
Reclassified to cost of goods sold	—	3.8	3.8
Reclassified from OCI to finance costs	56.3	—	56.3
Deferred tax	0.1	4.9	5.0
Balance as of December 31, 2017	(0.4)	(2.6)	(3.0)
Change in fair value of hedging instrument recognized in OCI for the year	49.5	20.3	69.8
Reclassified to cost of goods sold	—	(6.4)	(6.4)
Reclassified from OCI to finance costs	(47.9)	—	(47.9)
Deferred tax	(0.3)	(3.7)	(4.0)
Balance as of December 31, 2018	0.9	7.6	8.5
Change in fair value of hedging instrument recognized in OCI for the year	28.1	3.8	31.9
Reclassified to cost of goods sold	—	(21.8)	(21.8)
Reclassified from OCI to finance costs	(37.4)	—	(37.4)
Deferred tax	1.6	4.0	5.6
Balance as of December 31, 2019	(6.8)	(6.4)	(13.2)

30)	Earnings per share
Basic earnings per share

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Profit for the period attributable to equity owners of the parent (€m)	154.0	171.2	136.5
Weighted average Ordinary Shares and Founder Preferred Shares	192,004,803	175,622,538	176,080,272
Basic earnings per share (€’s)	0.80	0.97	0.78
For the year ended December 31, 2019, basic earnings per share is calculated by dividing the profit attributable to the shareholders of the Company of €154.0 million (year ended December 31, 2018: €171.2 million, year ended December 31, 2017: €136.5 million) by the weighted average number of Ordinary Shares of 190,504,803

(December 31, 2018: 174,122,538, year ended December 31, 2017: 174,580,272) and Founder Preferred Shares of 1,500,000 (December 31, 2018: 1,500,000, year ended December 31, 2017: 1,500,000).
Diluted earnings per share

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Profit for the period attributable to equity owners of the parent (€m)	154.0	171.2	136.5
Weighted average Ordinary Shares and Founder Preferred Shares	198,425,877	175,793,631	184,786,162
Diluted earnings per share (€’s)	0.78	0.97	0.74
For the year ended December 31, 2019, the number of shares in the diluted earnings per share calculation include 6,421,074 shares for the dilutive impact of the Ordinary shares to settle the Founder Preferred Shares Annual Dividend for the year ended December 31, 2019, which were issued in January 2020. Refer to Notes 27 and 38 for further details.

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

	Cash / non-cash	Total loans and borrowings (Note 21)	Financial payables (Note 22)	Derivatives: (Net) Fair value of forward foreign exchange and currency swap contracts FVPTL	Derivatives: (Net) Fair value of cross currency interest rate swaps
		€m	€m	€m	€m
Opening balance January 1, 2019		1,764.3	7.7	0.1	(0.3)
Restatement on adoption of IFRS 16 (Note 2)	Non-cash	120.8	—	—	—
Restated opening balance January 1, 2019		1,885.1	7.7	0.1	(0.3)
Cash inflow (1)	Cash	2.0	—	4.7	20.9
Cash outflow (2)	Cash	(44.0)	(72.7)	—	(4.0)
Interest accretion	Cash	5.3	73.7	—	—
Exchange movement	Non-cash	15.7	(1.1)	—	—
Fair value changes	Non-cash	—	—	(5.0)	(1.3)
Other non-cash adjustments	Non-cash	11.2	(3.5)	—	—
Closing balance December 31, 2019		1,875.3	4.1	(0.2)	15.3

	Cash / non-cash	Total loans and borrowings (Note 21)	Financial payables (Note 22)	Derivatives: (Net) Fair value of forward foreign exchange and currency swap contracts FVPTL	Derivatives: (Net) Fair value of cross currency interest rate swaps
		€m	€m	€m	€m
Opening balance January 1, 2018		1,398.4	3.1	0.7	42.8
Restatement on adoption of IFRS 9 (Note 2)	Non-cash	(21.8)	—	—	—
Restated opening balance January 1, 2018		1,376.6	3.1	0.7	42.8
Cash inflow (1)	Cash	355.6	3.4	0.8	13.8
Cash outflow (2)	Cash	(5.9)	(59.1)	—	(3.6)
Interest accretion	Cash	—	64.4	—	—
Acquired through business combinations	Non-cash	2.5	—	—	—
Exchange movement	Non-cash	32.7	(0.8)	—	—
Fair value changes	Non-cash	—	—	(1.4)	(53.3)
Other non-cash adjustments	Non-cash	2.8	(3.3)	—	—
Closing balance December 31, 2018		1,764.3	7.7	0.1	(0.3)
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
Note: IFRS 16 Leases became effective as of January 1, 2019, at which point operating lease liabilities have been added to loans and borrowings.

32)	Cash flows from operating activities

		Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	Note	€m	€m	€m
Cash flows from operating activities
Profit for the period		153.6	170.5	136.5
Adjustments for:
Exceptional items	7	54.5	17.7	37.2
Non-cash fair value purchase price adjustment of inventory	5	—	5.7	—
Share based payments expense		14.9	13.0	2.6
Depreciation and amortization		68.3	46.3	42.4
Loss on disposal and impairment of property, plant and equipment		0.6	0.3	0.5
Net finance costs	10	73.2	56.0	74.4
Taxation	11	56.7	56.6	32.0
Operating cash flow before changes in working capital, provisions and exceptional items		421.8	366.1	325.6
Decrease/(increase) in inventories		23.5	(20.2)	16.7
Increase in trade and other receivables		(34.4)	(10.8)	(1.6)
(Decrease)/increase in trade and other payables		(40.6)	64.5	18.1
Increase/(decrease) in employee benefit and other provisions		6.6	(2.0)	(0.3)
Cash generated from operations before tax and exceptional items		376.9	397.6	358.5

33)	Financial risk management

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

Derivatives and hedging

Derivatives are used for economic hedging purposes and not as speculative investments. Where derivatives do not meet hedge accounting criteria, they are classified as 'fair value through profit or loss' for accounting purposes and are accounted for at fair value through profit or loss. They are presented as current assets or liabilities to the extent they are expected to be settled within 12 months after the end of the reporting period. The Company's derivative financial instruments are disclosed within Note 34.

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

As at December 31, 2019, the Company has $935.6 million of U.S. Dollar LIBOR floating rate debt. The Company uses cross currency interest rate swaps to convert this into €845.1 million of debt with a fixed rate of interest, designated as a cash flow hedge. Additionally cross currency interest rate swaps have been entered into which receive €309.7 million with fixed interest flows and pays £260.8 million with fixed interest flows. £222.5 million of these swaps have been designated as a net investment hedge of the Company's investments in Pound Sterling.

In creating cash flow hedges over U.S. Dollar debt, the Company enters into cross currency hedging arrangements with similar critical terms as the hedged item, such as reference rate, reset dates, payment dates, and notional amount. As all critical terms matched during the year, the economic relationship was 100% effective. If due to certain circumstances one or more critical terms do not match, the economic relationship and the hedge effectiveness will be assessed quantitatively using a cumulative dollar-offset test.

Hedge ineffectiveness may occur due to:

-    the credit value/debit value adjustment on the cross currency interest rate swaps that is not matched to the underlying liability, and/or

-    differences in critical terms between the cross currency interest rate swaps and underlying liability, and/or

-    the effects of the forthcoming reforms to LIBOR, because these might take effect at a different time and have a different impact on the hedged item and the hedging instrument.

There was no material ineffectiveness during 2019 in relation to the cross currency interest rate swaps.

The effects of the cash flow hedging instruments on the Company's financial position and performance are as follows:

All amounts stated in €m, unless otherwise stated	December 31, 2019	December 31, 2018
Derivative financial instruments - cross currency interest rate swaps
Carrying amount of asset/(liability)	(18.5)	(25.6)
Notional amount (USD)	$935.6	$953.4
Maturity date	5/15/2022	5/15/2022
Change in fair value of outstanding hedging instruments since January 1	7.1	35.6
Change in value of hedged item used to determine effectiveness	(7.1)	(35.6)
Weighted average hedged rate for the year	1.11	1.11

The effects of the net investment hedging instruments on the Company's financial position and performance are as follows:

All amounts stated in €m, unless otherwise stated	December 31, 2019	December 31, 2018
UK cross-currency interest rate swaps hedge
Carrying amount of cross-currency interest rate swaps	2.4	21.6
Notional amount (GBP)	£222.5	£224.7
Maturity Date	5/15/2022	5/15/2022
Change in fair value of cross-currency interest rate swaps as a result of foreign currency movements since January 1	(13.2)	3.7
Change in value of hedged item used to determine hedge effectiveness	13.2	(3.4)
Weighted average hedged rate for the year	1.19	1.19

The impact of the net investment hedge is taken directly to equity via the foreign currency translation reserve. The amount taken to this reserve that arose on the translation of the notional component of cross currency interest rate swaps was a loss of €13.2 million (2018: €3.4 million gain).

In determining hedge effectiveness for a net investment hedge, the economic relationship between hedging instrument and balance sheet exposure should be established including the notional amount and currency of the underlying investment. Hedge ineffectiveness may arise due to the value of the hedged item being less than the notional value of the hedging instrument. There was no material ineffectiveness in the net investment hedge in either 2019 or 2018. The ineffective amount taken through the Consolidated Statements of Profit or Loss in 2019 amounted to €nil (2018: €0.3 million).

The Company's policy is to reduce its risk of foreign exchange movements on material operating cash flows in currencies other than the operating entity's functional currency using forward foreign exchange contracts designated as cash flow hedges.

In order to qualify as a cash flow hedge, the hedging instrument must meet the requirements of IAS 39, including that the hedging instrument must align with the hedged item. The group designates the forward component of forward contracts as the hedging instrument.

Hedge ineffectiveness may arise if the timing of the forecast transaction changes from what was originally estimated.

The effects of the foreign currency hedging instruments on the Company's financial position and performance are as follows:

As at December 31, 2019	EUR/USD	GBP/USD	GBP/EUR	SEK/EUR	Other Currencies
	€m	€m	€m	€m	€m
Derivative financial instruments - forward currency contracts
Carrying amount of asset/(liability)	2.1	(1.7)	(8.3)	(0.3)	(0.3)
Notional amount	220.6	56.5	217.4	70.1	42.3
Fair value (gains)/losses of outstanding hedging instruments since January 1	10.5	(0.7)	(10.9)	2.1	0.2
Weighted average hedge rate for the year	1.14	1.28	1.12	0.09	0.21

As at December 31, 2018	EUR/USD	GBP/USD	GBP/EUR	SEK/EUR	Other Currencies
	€m	€m	€m	€m	€m
Derivative financial instruments - forward currency contracts
Carrying amount of asset/(liability)	8.4	2.0	1.4	(0.6)	0.5
Notional amount	224.9	47.2	97.4	65.6	38.5
Fair value losses of outstanding hedging instruments since January 1	14.1	4.5	1.9	1.5	0.8
Weighted average hedge rate for the year	1.20	1.34	1.12	0.10	—

Gains in the year from foreign exchange swap contracts used for liquidity purposes designated as fair value through the Consolidated Statements of Profit or Loss amounted to €4.8 million (2018: €1.0 million loss, 2017: €3.5 million loss).

Losses in the year from cross currency interest rate swap contracts designated as fair value through the Consolidated Statement of Profit or Loss amounted to €13.6 million (2018: €0.4 million gain, 2017: €3.9 million gain).

Market risk (including foreign exchange and interest rate risk)
In managing market risks, the Company aims to minimize the impact of short term fluctuations on the Company’s earnings. Over the longer term, permanent changes in both foreign exchange rates and interest rates will have an impact on consolidated earnings.

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

As at 31 December 2019, 85.3% of the Company’s Pound Sterling cross currency interest rate swaps are designated as hedges against the Company’s investment in its UK subsidiaries (2018: 85.3%, 2017: 82.8%). As at December 31, 2019, this represented 104% of the net assets held in GBP (2018: 103%).

Sensitivity analysis	During 2019, the Euro weakened by 5.3% against Pound Sterling (2018: strengthened by 1.3%).

The notional amount of Pound Sterling cross currency interest rate swaps designated as a Net Investment hedge is £222.5 million. A 1% movement in the GBP-EUR foreign exchange rate would result in a gain or loss of €2.6 million (2018: €2.5 million) which would be taken to equity.

Hedge accounting is not applied to 14.7% of the Company's Pound Sterling cross currency interest rate swaps. A 1% movement in the GBP-EUR foreign exchange rate would result in a gain or loss of €0.5 million (2018: 0.5 million).

In addition, the impact on the related interest charge for each 1% movement in the GBP-EUR foreign exchange rate would be to decrease or increase the charge by €0.1 million, (2018: €0.1 million) within the Company Consolidated Statements of Profit or Loss.

Currency risk	Foreign currency risk on purchases

The Company is exposed to foreign exchange risk where a business unit has material operating cash flows in a currency other than the functional currency of that entity.
The most significant exposures for the Company are the purchase of raw materials, stock and services purchased in U.S. Dollars and Euros.

Mitigation & Impact on	The Company’s policy is to reduce this risk by using foreign exchange forward contracts

Statement of Financial	which are designated as cash flow hedges.
Position / Equity
As at December 31, 2019, the fair value of forward contracts entered into to hedge the future purchase of U.S. Dollars is an asset of €0.4 million (2018: €10.6 million asset). All forecast transactions are still expected to occur. As at December 31, 2019, 82.7% (2018: 85.2%) of forecast future U.S. Dollar payments to the end of 2019 were hedged through the use of forward contracts and existing cash. All forward contracts have been designated as cash flow hedges and have a maturity within the next 12 months.

The fair value of the Euro forward contracts with reference to non-Euro functional currencies as at December 31, 2019, is a liability of €9.0 million (2018: €1.1 million). As at December 31, 2019, 95.2% (2018: 69.5%) of forecast future net Euro payments to the end of 2019 were hedged through the use of forward contracts and existing cash. All forward contracts have been designated as cash flow hedges and have a maturity within the next 12 months.

Sensitivity analysis
During 2019, the Euro weakened by 5.3% against Pound Sterling (2018: strengthened by 1.3%, 2017: strengthened by 3.9%), weakened by 2% against the U.S.Dollar (2018: weakened by 4.5%, 2017: strengthened by 13.9%) and strengthened by 2.2% against the Swedish Krona (2018: strengthened by 4.1%, 2017: strengthened by 2.7%).

On an annualized 2019 basis, and assuming all other factors remain constant, for each 1% movement in value of the Euro against Pound Sterling, the impact to the Company profit or loss before tax would be approximately €1.4 million (2018: €1.2 million), excluding the impact of any forward contracts.

On an annualized 2019 basis, and assuming all other factors remain constant, for each 1% movement in value of the Euro against the U.S.Dollar, the impact to the Company profit or loss before tax would be approximately €2.8 million (2018: €2.3 million), excluding the impact of any forward contracts.

On an annualized 2019 basis, and assuming all other factors remain constant, for each 1% movement in value of the Euro against Swedish Krona, the impact to the Company profit or loss before tax would be approximately €1.2 million (2018: €1.3 million), excluding the impact of any forward contracts.

We do not expect purchase levels to be materially different in the coming year.

Interest rate risk

Description	The Company is exposed to changes in interest rates to the extent that it enters into floating rate borrowings.

Mitigation & Impact on
Equity / Income The Company’s policy on interest rate risk is to mitigate the Company’s exposure to fluctuations

Statement	in interest rates.

As a result of decisions taken by national regulators, LIBOR and EURIBOR may become phased out and replaced by a replacement reference index. If LIBOR ceases to exist, we may need to renegotiate our Senior Facilities Agreement with our lenders and cross currency interest rate swaps, and continue to discuss the topic with our external banking counterparties. Our expectation is that these contracts can be aligned to the new benchmarks as they become known, and that it is highly probable that the existing hedging relationships can be continued.

Sensitivity analysis	During 2019, three month EURIBOR rates remained below zero (2018: no change). Within the Euro denominated senior loans, there is a EURIBOR floor of 0%.

If interest rates were to move by 1%, this would have a correspondingly decrease or increase in the Company’s profit/(loss) before tax by approximately €5.6 million (2018: €5.7 million).

Credit risk

Description
Credit risk arises on cash and cash equivalents, derivative financial instruments with banks and financial institutions, any short term investments, as well as on credit exposures to customers. See Note 18 for analysis of the trade receivables balance and Note 20 for analysis of the cash and cash equivalents balance.

Mitigation
The Company limits counterparty exposures by monitoring each counterparty carefully and where possible, sets credit limits according to approved treasury policy. The Company limits its exposure to individual financial institutions by diversification of exposure across a range of financial institutions.

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

Mitigation
The Company ensures that it has sufficient cash and available funding through regular cash flow and covenant forecasting. In addition, the Company has access to a revolving credit facility of €80.0 million, expiring in May 2023 and receivables financing facilities. This is available to finance working capital requirements and for general corporate purposes. Currently €17.2 million is utilized for letters of credit, overdrafts, customer bonds and bank guarantees.

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
Maturity analysis
The USD denominated term loans include the requirement to repay 1% of notional per annum. In 2019 this amounts to €8.6 million (2018: €8.4 million) In addition, the Senior Facilities Agreement also includes an excess cashflow calculation whereupon an amount of principal shall be repaid based upon terms including cash generated and leverage. Based upon the calculation as at December 31, 2019, no excess cashflow will be repayable in 2020 (2018: €12.1 million, repaid in 2019). Amounts have been reflected as current borrowings in the tables below.
The tables below show a maturity analysis of contractual undiscounted cash flows prepared using forward interest rates where applicable, showing items at the earliest date on which the Company could be required to pay the liability:

2019	2020	2021	2022	2023	2024	Over 5 years	Total
	€m	€m	€m	€m	€m	€m	€m
Borrowings-principal	10.8	9.6	8.6	8.6	1,753.4	—	1,791.0
Borrowings-interest	61.1	59.8	59.4	59.1	25.0	—	264.4
Forward contracts Sell	666.2	—	—	—	—	—	666.2
Forward contracts Buy	(658.5)	—	—	—	—	—	(658.5)
Cross Currency Interest Rate Swaps Pay	38.8	38.6	1,138.4	—	—	—	1,215.8
Cross Currency Interest Rate Swaps Receive	(49.4)	(48.2)	(1,136.0)	—	—	—	(1,233.6)
Lease Liabilities	16.8	15.2	13.3	7.5	7.0	85.7	145.5
Trade and other payables excluding non-financial liabilities	483.4	—	—	—	—	—	483.4
Total	569.2	75.0	83.7	75.2	1,785.4	85.7	2,674.2

As detailed in Note 2, following the adoption of IFRS 16 Leases on January 1, 2019, loans and borrowings now include lease liabilities.

2018	2019	2020	2021	2022	2023	Over 5 years	Total
	€m	€m	€m	€m	€m	€m	€m
Borrowings-principal	23.4	8.4	8.4	8.4	8.4	1,737.4	1,794.4
Borrowings-interest	67.9	67.6	67.1	66.7	66.3	26.3	361.9
Forward contracts Sell	671.9	—	—	—	—	—	671.9
Forward contracts Buy	(686.7)	—	—	—	—	—	(686.7)
Cross Currency Interest Rate Swaps Pay	40.1	39.8	39.6	1,130.8	—	—	1,250.3
Cross Currency Interest Rate Swaps Receive	(56.7)	(56.4)	(55.9)	(1,130.1)	—	—	(1,299.1)
Trade and other payables excluding non-financial liabilities	534.9	—	—	—	—	—	534.9
Total	594.8	59.4	59.2	75.8	74.7	1,763.7	2,627.6

34)	Financial instruments

Categories of financial instruments
The following table shows the carrying amount of each Statement of Financial Position class split into the relevant category of financial instrument as defined in IFRS 9 'Financial Instruments'.

	Financial assets at amortized cost	Financial Assets at Fair Value through profit or loss	Derivatives at fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
2019	€m	€m	€m	€m	€m	€m
Assets
Trade receivables	143.6	—	—	—	—	143.6
Derivative financial instruments	—	—	1.0	20.4	—	21.4
Cash and cash equivalents	747.4	78.7	—	—	—	826.1
Short - term investments	—	25.0	—	—	—	25.0
Liabilities
Trade and other payables excluding non-financial liabilities	—	—	—	—	(483.4)	(483.4)
Derivative financial instruments	—	—	—	(44.9)	—	(44.9)
Loans and borrowings (1)	—	—	—	—	(1,884.2)	(1,884.2)
Total	891.0	103.7	1.0	(24.5)	(2,367.6)	(1,396.4)

(1) Loans and borrowings excludes €8.9 million of deferred borrowing costs which are included within €1,875.3 million of total loans and borrowings in Note 21.

	Financial assets at amortized cost	Financial Assets at Fair Value through profit or loss	Derivatives at fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
2018	€m	€m	€m	€m	€m	€m
Assets
Trade receivables	98.3	—	—	—	—	98.3
Derivative financial instruments	—	—	4.6	44.5	—	49.1
Cash and cash equivalents	297.0	30.6	—	—	—	327.6
Liabilities
Trade and other payables excluding non-financial liabilities	—	—	—	—	(534.9)	(534.9)
Derivative financial instruments	—	—	(0.3)	(36.6)	—	(36.9)
Loans and borrowings (2)	—	—	—	—	(1,775.2)	(1,775.2)
Total	395.3	30.6	4.3	7.9	(2,310.1)	(1,872.0)

(2) Loans and borrowings excludes €10.9 million of deferred borrowing costs which are included within €1,764.3 million of total non-current loans and borrowings in Note 21.

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
Level 3—Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for non binding single dealer quotes not corroborated by observable market data. Where market information is not available to support internal valuations, reviews of third party valuations are performed.
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

(ii)	Trade and other payables/receivables
The notional amount of trade and other payables/receivables are deemed to be carried at fair value, short term and settled in cash.

(iii)	Cash and cash equivalents
The carrying value of cash and cash equivalents is deemed to equal fair value.

(iv)	Short-term investments
Short-term investments are valued using inputs that are derived principally from or corroborated by observable market data. The Company has classified these as level 2 instruments as defined in IFRS 13 “Fair value measurement”.

(v)	Interest bearing loans and liabilities
The fair value of secured notes is determined by reference to price quotations in the active market in which they are traded. They are classified as level 1 instruments. The fair value of the senior loans is calculated by discounting the expected future cash flows at the year end’s prevailing interest rates. They are classified as level 2 instruments. There is no requirement to determine or disclose the fair value of lease liabilities.

	Fair value		Carrying value
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
	€m	€m	€m	€m
Senior EUR/USD loans	1,396.9	1,347.2	1,371.9	1,372.2
Other external debt	3.3	3.0	3.3	3.0
2024 fixed rate senior secured notes	411.3	395.2	400.0	400.0
Less deferred borrowing costs	—	—	(8.9)	(10.9)
	1,811.5	1,745.4	1,766.3	1,764.3

Derivatives

	As at December 31, 2019	As at December 31, 2018
	€m	€m
Cross Currency Interest Rate Swaps	17.5	35.7
Forward foreign exchange contracts	3.9	13.4
Total assets	21.4	49.1
Cross Currency Interest Rate Swaps	(32.8)	(35.4)
Forward foreign exchange contracts	(12.1)	(1.5)
Total liabilities	(44.9)	(36.9)
Total	(23.5)	12.2
Offsetting of derivatives
Derivative contracts are held under International Swaps and Derivatives Association (ISDA) agreements with financial institutions. An ISDA is an enforceable master netting agreement that permits the Company to settle net in the event of default.
The following table sets out the carrying amounts of recognized financial instruments that are subject to the above agreements.

	Gross amount of financial instruments as presented upon balance sheet	Related financial instruments that are offset	Net amount
As at Dec 31, 2019	€m	€m	€m
Derivatives - assets	21.4	(21.4)	—
Derivatives - liabilities	(44.9)	21.4	(23.5)

	Gross amount of financial instruments as presented upon balance sheet	Related financial instruments that are offset	Net amount
As at Dec 31, 2018	€m	€m	€m
Derivatives - assets	49.1	(29.8)	19.3
Derivatives - liabilities	(36.9)	29.8	(7.1)

35)	Operating leases
As detailed in Note 2, following the adoption of IFRS 16 Leases on January 1, 2019, a number of leased assets have been capitalized. Certain operating leases do not qualify for capitalization.
Non-cancellable operating lease rentals relate to total future aggregate minimum lease payments and are payable as follows:

	As at December 31, 2019	As at December 31, 2018
	€m	€m
Less than one year	2.1	22.2
Between one and three years	3.6	38.5
Between three and five years	1.9	26.0
More than five years	—	94.9
Total	7.6	181.6
Non-cancellable operating leases relate to equipment, motor vehicles and land and buildings and may be subject to contractual annual increases linked to inflation indices. The payments shown above exclude the impact of these contractual increases which cannot be reliably estimated.

36)	Capital commitments
Capital expenditure contracted for at the end of the reporting period but not yet incurred is as follows:

	As at December 31, 2019	As at December 31, 2018
	€m	€m
Property, plant and equipment	11.5	6.8
Intangible assets	0.6	2.8
Total	12.1	9.6

37)	Related parties
Founder Preferred Shares
Nomad has issued Founder Preferred Shares to its Founder Entities.
The conditions of the Founder Preferred Shares Annual Dividend Amount in 2017, 2018 and 2019 were met and further details relating to these dividends is set out in Note 27.
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

Expenses of €0.2 million and €0.3 million for certain travel costs of Mariposa Capital, LLC and TOMS Capital LLC respectively in the year ending December 31, 2019 were reimbursed (year ended December 31, 2018: €0.2 million and €0.1 million respectively).
Directors and Key Management
All significant management decision making authority is vested within the Board of Directors and the Executive Team, therefore key management are considered to be the Directors and Executive Officers. Their remuneration has been disclosed in Note 9.
As part of the sale of the Iglo Group to Nomad Foods Limited, former Executive Officer and former Non-Executive Director, Paul Kenyon acquired shares in the Company from Birds Eye Iglo Group LP Inc. Mr. Kenyon acquired 37,060 shares at a price of $10.50 (€9.71) per share which was deemed to be at fair value. In connection with the Permira share repurchase in 2017 (and upon removal of certain transfer restrictions relating to their shares), Mr. Kenyon sold 26,372 shares, respectively, and no further shares were sold in 2018 or 2019.
Lord Myners of Truro CBE, a Non-Executive Director, holds 95,652 Ordinary Shares in Nomad Foods Limited which includes 50,000 Ordinary Shares granted pursuant to a five-year option that expires on June 2, 2020 at a purchase price of $11.50 per share.
The Non-Executive Directors are eligible to an annual restricted stock grant issued under the LTIP which will vest on the earlier to occur of the date of the Company’s annual meeting of shareholders or thirteen months from the date of grant. Details of the annual restricted stock grants under the LTIP can be found in Note 8(b).
As part of its long term incentive initiatives, the Company has granted 4,518,964 restricted shares to the management team (the “Management Share Awards”). The Directors and Executive Officers have all been awarded shares. The associated performance metrics and valuation method is detailed in Note 8(b).

38)	Significant events after the Statement of Financial Position date
On December 31, 2019, the Company’s Board of Directors approved a Founder Preferred Share dividend of an aggregate of 6,421,074 Ordinary Shares calculated as 20% of the increase in the market price of our Ordinary Shares compared to 2018 dividend price of $16.7538 multiplied by Preferred Share Dividend Equivalent. The Dividend Price used to calculate the Annual Dividend Amount was $21.7289 (calculated based upon the volume weighted average price for the last ten consecutive trading days of 2019) and the Ordinary Shares underlying the Founder Preferred Share Dividend were issued on January 2, 2020.

Item 19.	Exhibits
The following exhibits are filed as part of this annual report:
EXHIBIT INDEX

		Incorporation by Reference
Exhibit No.	Exhibit Description	Form	Exhibit No.	Period Covered or Date of Filing	Filed with this Annual Report
1.1	Amended and Restated Memorandum and Articles of Association.	6-K (001-37669)	99.1	1/14/2016
2.1	Registration Rights Agreement dated as of June 1, 2015 among Nomad Holdings Limited, Birds Eye Iglo Limited Partnership Inc, Mariposa Acquisition II, LLC, TOMS Acquisition I LLC, TOMS Capital Investments LLC and funds managed by Pershing Square.	F-1 (333-208181)	4.1	11/24/2015
2.2	Indenture dated as of May 3, 2017 among Nomad Foods Bondco PLC, Nomad Foods Limited, Deutsche Trustee Company Limited, Deutsche Bank AG, London Branch, Deutsche Bank Luxembourg S.A., and Credit Suisse AG, London Branch and the Subsidiary Guarantors named therein.	6-K (001-37669)	99.3	5/3/2017
2.3	Description of Securities.				X
4.1	Share Sale and Purchase Agreement, dated as of October 29, 2015, among Liongem Sweden 1 AB, Iglo Foods Group Limited and Nomad Foods Limited	F-1 (333-208181)	2.2	11/24/2015
4.2	Intercreditor Agreement, originally dated as of July 3, 2014, as amended and restated from time to time including, pursuant to the 2017 Amendment and Restatement Agreement among Nomad Foods Limited, Credit Suisse AG, London Branch, Deutsche Bank Company Limited and certain entities named therein.	6-K (001-37669)	99.2	5/3/2017
4.3
Amendment and Restatement Agreement, dated June 15, 2018, relating to Senior Facilities Agreement, originally dated July 3, 2014, as amended and restated from time to time, including pursuant to Amendment and Restatement Agreement dated December 20, 2017 for Nomad Foods Limited with Credit Suisse AG, London Branch.
					X
4.4	Nomad Foods Limited Amended and Restated Long-Term 2015 Incentive Plan.				X
4.5	Nomad Foods Limited Long Term 2015 Incentive Plan Restricted Share Unit Agreement.				X
4.6	Service Agreement between the Company and Stéfan Descheemaeker.	F-1 (333-208181)	10.3	11/24/2015
4.7	Service Agreement, dated as of February 15, 2018, between the Company and Samy Zekhout.	20-F (001-37669)	4.7	3/22/2018
4.8	Advisory Services Agreement, dated as of June 15, 2015, among Nomad Foods Limited, Mariposa Capital, LLC and TOMS Capital LLC.	F-1 (333-208181)	10.5	11/24/2015
8.1	List of Significant Subsidiaries.				X
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.				X

Incorporation by Reference
Exhibit No.	Exhibit Description	Form	Exhibit No.	Period Covered or Date of Filing	Filed with this Annual Report
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.				X
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
15.1	Consent of PricewaterhouseCoopers LLP				X
101.INS	XBRL Instance Document				X
101.SCH	XBRL Taxonomy Extension Schema Document				X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document				X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document				X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document				X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document				X

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.
Date:    February 27, 2020

NOMAD FOODS LIMITED

By: /s/ Samy Zekhout
Name: Samy Zekhout
Title: Chief Financial Officer