Form 20-F
period 2020-12-31
Nomad Foods Ltd
filed 2021-02-25
CIK 1651717

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2020

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 001-37669
Nomad Foods Limited
(Exact Name of Registrant as Specified in Its Charter)
British Virgin Islands
(Jurisdiction of Incorporation or Organization)
No. 1 New Square
Bedfont Lakes Business Park
Feltham, Middlesex TW14 8HA, United Kingdom
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Preferred Shares, no par value
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 172,180,897 Ordinary Shares and 1,500,000 Preferred Shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☒ Yes    ☐  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes    ☒  No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒  Yes     ☐  No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒  Yes    ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, accelerated filer, and emerging growth company” in Rule 12b-2 of the Exchange Act.:
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
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

TERMS USED IN THIS REPORT
Unless the context otherwise requires, in this annual report, the term(s) “we,” “us,” “our,” “Company,” “Nomad” and “our business” refer to Nomad Foods Limited (formerly known as Nomad Holdings Limited) and its consolidated subsidiaries.
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
The historical financial information for the Company has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS IASB”) and International Financial Reporting Standards as endorsed by the European Union (together “IFRS”) which can differ in certain significant respects from U.S. GAAP.
Unless otherwise noted, all financial information for the Company provided in this annual report is denominated in Euros.
Historical Financial Information
This annual report includes our consolidated financial statements at and as of the years ended December 31, 2020 (the “Fiscal 2020 Period”), December 31, 2019 (the “Fiscal 2019 Period”) and December 31, 2018 (the “Fiscal 2018 Period”).
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
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements in this annual report constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. Forward-looking statements included in this annual report include statements regarding:
•our beliefs and intentions regarding our strategic initiatives and their impact on the growth and profitability of our business;
•our intent to profitably grow our business through our strategic initiatives;
•our intent to seek additional acquisition opportunities in food products and our expectation regarding competition for acquisitions;
•our beliefs regarding the anticipated impact of the exit by the UK from the EU ("Brexit") on our business;
•our expectations concerning our ability to fund our liquidity requirements and to raise cash through equity and debt offerings;
•our expectations concerning our capital expenditures in 2021;
•our beliefs regarding our sales, marketing and advertising strategies, competitive strengths and ability to successfully compete in the markets in which we participate;
•our expectations concerning consumer demand for our products, our future growth opportunities, market share and sales channels, including online channels;
•our beliefs and intentions regarding the impact of key industry trends on our business, our actions in response to such trends and the resulting impact on our profitability and competitive position;
•our future operating and financial performance;
•our intent to settle any Founder Preferred Shares Annual Dividend Amount (as defined herein) with equity;
•our belief that we have sufficient spare capacity to accommodate future growth in our main product categories and to accommodate the seasonal nature of some of our products;
•our beliefs and intentions regarding our sustainability program;
•our intent to rely on some of the available foreign private issuer exemptions to the New York Stock Exchange (the “NYSE”) corporate governance rules; and
•the accuracy of our estimates and key judgments regarding certain tax matters and accounting valuations.
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

These factors include but are not limited to:
•the impact of the COVID-19 pandemic on our business, suppliers, co-manufacturers, distributors, transportation or logistics providers, customers, consumers and employees;
•disruptions or inefficiencies in our operations or supply chain, including as a result of the COVID-19 pandemic, and our ability to maintain the health and safety of our workforce;
•the duration, spread and intensity of the COVID-19 pandemic and related government restrictions and other government responses;
•our ability to successfully implement our strategies and strategic initiatives and recognize the anticipated benefits of such strategic initiatives;
•the anticipated benefits from our recent acquisitions including the Aunt Bessie's and Goodfella's brands and Findus Switzerland business may take longer to realize and may cost more to achieve than expected;
•uncertainty about the potential adverse impact of Brexit on currency exchange rates, global economic conditions and cross-border agreements that affect our business;
•the loss of any of our executive officers or members of our senior management team or other key employees;
•the loss of any of our major customers or a decrease in demand for our products;
•changes in consumer preferences and our failure to anticipate and respond to such changes or to successfully develop and renovate products;
•our ability to successfully interpret and respond to key industry trends and to realize the expected benefits of our responsive actions;
•our ability to protect our brand names and trademarks;
•the commercial success of our Green Cuisine brand of products, including as a result of its expansion into continental Europe, and other innovations introduced to the markets, and other innovations introduced to the markets and our ability to accurately forecast the brand’s performance in light of COVID-19;
•our ability to effectively compete in our markets, including the ability of our Green Cuisine brand to effectively penetrate the markets in continental Europe;
•economic conditions that may affect our future performance including exchange rate fluctuations;
•fluctuations in the availability of food ingredients and packaging materials that we use in our products;
•our ability to effectively mitigate factors that negatively impact our supply of raw materials;
•disruptions in our information technology systems, whether as a result of cyber attack or otherwise, supply network, manufacturing and distribution facilities or our workforce or the workforce of our suppliers;
•our ability to continue to comply with covenants and the terms of our credit instruments and our ability to obtain additional financing, as needed, to fund our liquidity requirements and capital expenditures;
•availability of debt and equity financing under favorable terms;
•increases in operating costs, including labor costs, and our ability to manage our cost structure;
•the occurrence of liabilities not covered by our insurance;
•our ability to successfully implement, and engage other stakeholders in implementing, our sustainability program;
•the loss of our financial arrangements with respect to receivables factoring;
•the loss of our foreign private issuer status;
•the effects of reputational damage from unsafe or poor-quality food products, particularly if such issues involve products we manufactured or distributed;
•our failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; and
•changes in applicable laws or regulations.

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
Item 2:    Offer Statistics and Expected Timetable
A.    Offer Statistics
Not applicable.
B.    Method and Expected Timetable
Not applicable.
Item 3:    Key Information
A.    Selected Financial Data
The following table sets forth selected historical consolidated financial and other data for the Company for the periods presented. The selected historical consolidated financial data below should be read in conjunction with our Audited Consolidated Financial Statements and related notes (Item 18), as well as Item 4: Information on the Company and Item 5: Operating and Financial Review and Prospects of this annual report.
The statement of income data for the Fiscal 2020 Period, Fiscal 2019 Period and Fiscal 2018 Period and the balance sheet data as of December 31, 2020 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report.

	Year ended Dec 31 2020	Year ended Dec 31 2019	Year ended Dec 31 2018	Year ended Dec 31 2017	Year ended Dec 31 2016
	€m	€m	€m	€m	€m
Statement of Income data:
Revenue	2,515.9	2,324.3	2,172.8	1,956.6	1,927.7
Cost of sales	(1,753.4)	(1,626.4)	(1,519.3)	(1,357.2)	(1,356.7)
Gross profit	762.5	697.9	653.5	599.4	571.0
Other operating expenses	(382.7)	(359.9)	(352.7)	(319.3)	(298.4)
Exceptional items	(20.6)	(54.5)	(17.7)	(37.2)	(134.5)
Operating profit	359.2	283.5	283.1	242.9	138.1
Net finance costs	(63.7)	(73.2)	(56.0)	(74.4)	(62.1)
Profit before tax	295.5	210.3	227.1	168.5	76.0
Taxation	(70.4)	(56.7)	(56.6)	(32.0)	(39.6)
Profit for the period	225.1	153.6	170.5	136.5	36.4
Basic weighted number of shares	194,019,070	192,004,803	175,622,538	176,080,272	183,518,743
Diluted weighted number of shares	197,894,106	198,425,877	175,793,631	184,786,162	183,528,621
Basic earnings per share	1.16	0.80	0.97	0.78	0.20
Diluted earnings per share	1.14	0.78	0.97	0.74	0.20
Balance Sheet data:
Total assets	5,573.4	5,904.5	5,340.8	4,601.7	4,709.5
Total equity	2,126.1	2,556.7	2,059.1	1,852.6	1,902.5
Share capital	—	—	—	—	—
B.    Capitalization and Indebtedness
Not applicable.
C.    Reasons for the Offer and Use of Proceeds
Not applicable.
D.    Risk Factors
An investment in our ordinary shares carries a significant degree of risk. You should carefully consider the following risks and other information in this annual report, including our consolidated financial statements and related notes included elsewhere in this annual report, before you decide to purchase our ordinary shares. Additional risks and uncertainties of which we are not presently aware or that we currently deem immaterial could also affect our business operations and financial condition. If any of these risks actually occur, our business, financial condition, results of operations or prospects could be materially affected. As a result, the trading price of our ordinary shares could decline, and you could lose part or all of your investment.
i.Risk Factor Summary
The risks described below include, but are not limited to, the following:
Risks Related to Our Business and Industry
•We operate in a highly competitive market and our failure to compete effectively could adversely affect our results of operations.
•Sales of our products are subject to changing consumer preferences and trends; if we do not correctly anticipate such changes, our sales and profitability may decline.
•Our future results and competitive position are dependent on the successful development of new products and improvement of existing products.
•The COVID-19 pandemic could have a material adverse impact on our business, results of operations and financial condition.
•The exit of the UK from the EU could adversely impact our business, results of operations and financial condition.

•Our inability to source raw materials or other inputs of an acceptable type or quality, could adversely affect our results of operations
•Our inability to pass on price increases for materials or other inputs to our customers could adversely affect our results of operations.
•We rely on sales to a limited number of large food retailers and should they perform poorly, the buying power of these large retailers could increase, our business could be adversely affected.
•Increased distribution costs or disruption of transportation services could adversely affect our business and financial results.
•We do not have long-term contractual agreements with our key customers, which exposes us to increased risks with respect to such customers.
•Our customers may not be creditworthy.
•Health concerns or adverse developments with respect to the safety or quality of our products may damage our reputation, increase our costs of operations and decrease demand for our products.
•Potential liabilities and costs from litigation could adversely affect our business.
•Our business is dependent on third-party suppliers and changes or difficulties in our relationships with our suppliers may harm our business and financial results.
•The price of energy we consume in the manufacture, storage and distribution of our products is subject to volatile market conditions.
•Our supply network and manufacturing and distribution facilities could be disrupted by factors beyond our control.
•Seasonality impacts our business, and our revenue and working capital levels may vary quarter to quarter.
•We may be unable to realize the expected benefits of actions taken to align our resources, operate more efficiently and control costs.
•Significant disruption in our workforce or the workforce of our suppliers could adversely affect our business, financial condition and results of operations.
•We are dependent upon key executives and highly qualified managers and we cannot assure their retention.
Risks Related to Our Acquisition Strategy
•We may not be able to consummate future acquisitions or successfully integrate acquisitions into our business which could result in unanticipated expenses and losses.
•We may be subject to antitrust regulations with respect to future acquisition opportunities.
•Any due diligence by us in connection with potential future acquisitions may not reveal all relevant considerations or liabilities of the target business, which could have a material adverse effect on our financial condition or results of operations.

Risks Related to Regulations
•Costs or liabilities relating to compliance with applicable directives, regulations and laws could have a material adverse effect on our business, financial condition and results of operations.
•We could incur material costs to address violations of, or liabilities under, health, safety and environmental regulations.
•We are subject to a variety of regulatory schemes; failure to comply with applicable rules and regulations could adversely affect our business, results of operations and reputation.
•Changes in the European regulatory environment regarding privacy and data protection regulations could expose us to risks of noncompliance and costs associated with compliance.
•A failure in our cold chain could lead to unsafe food conditions and increased costs.

Risks Related to Financial Management
•We have risks related to our indebtedness, including our ability to withstand adverse business conditions and to meet our debt service obligations.
•Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.
•Our indebtedness is subject to changes in interest reference rates.

•We are exposed to exchange rate risks and such rates may adversely affect our results of operations.
•Changes to our payment terms with both customers and suppliers may materially adversely affect our operating cash flows.
•An impairment of the carrying value of goodwill or other intangible assets could negatively affect our consolidated operating results and net worth.
•We face risks associated with certain pension obligations.
•We are a holding company whose principal source of operating cash is the income received from our subsidiaries.
•The Founders and/or the Founder Entities may in the future enter into related party transactions with us, which may give rise to conflicts of interest between us and some or all of the Founders and/or the Directors.

General Risk Factors
•Any disruptions, failures or security breaches of our information technology systems could harm our business and reduce our profitability.
•Changes in accounting standards and subjective assumptions, estimates and judgments by management related to accounting matters could significantly affect our financial results.
•If we fail to or are unable to implement and maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected.

Risks Related to our Ordinary Shares
•We have various equity instruments outstanding that would require us to issue additional ordinary shares which could lead to significant dilution of your ownership interests or the anticipation of such issuances, could have an adverse effect on our share price.
•If securities or industry analysts do not publish or cease publishing research reports about us, if they adversely change their recommendations regarding our ordinary shares or if our operating results do not meet their expectations, the price of our ordinary shares could decline.
•As a foreign private issuer, we are subject to different U.S. securities laws and NYSE governance standards than domestic U.S. issuers which may afford less protection to holders of our ordinary shares.
•We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
•As the rights of shareholders under British Virgin Islands law differ from those under United States law, you may have fewer protections as a shareholder.
•The laws of the British Virgin Islands provide limited protection for minority shareholders, so minority shareholders will have limited or no recourse if they are dissatisfied with the conduct of our affairs.
•British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of one avenue to protect their interests.
•Dividend payments on our ordinary shares are not expected.
•Shareholders may experience a dilution of their percentage ownership if we make non-pre-emptive offers of ordinary shares in the future.
Risks Related to Taxation
•Failure to maintain our tax status may negatively affect our financial and operating results and shareholders.
•Disputes with tax authorities may give rise to unforeseen adjustments.
•If any dividend is declared in the future and paid in a foreign currency, U.S. holders may be taxed on a larger amount in U.S. Dollars than the U.S. Dollar amount actually received.
ii. Details of our Risk Factors
Risks Related to Our Business and Industry
We operate in a highly competitive market and our failure to compete effectively could adversely affect our results of operations.
The market for frozen food is highly competitive, and further consolidation in the industry would likely increase competition. Our competitors include retailers who promote private label products and well-established branded producers that operate on both a national and an international basis across single or multiple frozen food categories. We also face competition more generally from chilled food, distributors and retailers of fresh products, baked goods and ready-made meals. Our competitors generally compete with us on the basis of price, actual or perceived quality of products, brand recognition, consumer loyalty, product variety, new product development, customer service and improvements to existing products. We may not successfully compete with our existing competitors and new competitors may enter the market. Discounters are supermarket retailers which offer a narrow range of food and grocery products at discounted prices and which typically focus on non-branded rather than branded products. The increase in discounter sales may adversely affect the sales of our branded products. Further, we are increasing our investment in online sales (sales made through retailers’ online platforms). However, there is no guarantee we will achieve our expected return on investment from this strategy. The growth of online retailers, and the corresponding growth in our online sales, may also adversely affect our competitive position. However, as market dynamics are evolving, growth rates might change by channel and over time. For example, we have seen this year that COVID-19 dynamics and governmental restrictions in Europe impacted our sales trend by channel. In particular, we have seen a shift in consumer behavior to online shopping as shoppers look to avoid physical stores. In store, consumers have chosen to limit potential exposure to COVID-19 by shopping less often but increasing their basket size per visit which has led to a higher proportion of sales coming from our top 10 customers. We have also experienced lower demand for our food service products, which support commercial food establishments, due to governmental restrictions on the ability to eat out of home.

In addition, we cannot predict the pricing or promotional actions of our competitors or their effect on consumer perceptions or the success of our own advertising and promotional efforts. Our competitors develop and launch products targeted to compete directly with our products. Our retail customers, most of which promote their own private label products, control the shelf space allocations within their stores. As a result, they may allocate more shelf space to private label products or to our branded competitors’ products in accordance with their respective promotional or pricing strategies. Decreases in shelf space allocated to our products, increases in competitor promotional activity, aggressive marketing strategies by competitors, changes to the strategies deployed by retailers or other factors may require us to reduce our prices or invest greater amounts in advertising and promotion of our products to ensure our products remain competitive.
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
There are a number of trends in consumer preferences which have an impact on us and the frozen food industry as a whole. These include, among others, preferences for speed, convenience and ease of food preparation; natural, nutritious and well-proportioned meals; products that are sustainably sourced and produced and are otherwise environmentally friendly; as well as a recent trend towards meat substitutes. Concerns as to the health impacts and nutritional value of certain foods may increasingly result in food producers being encouraged or required to produce products with reduced levels of salt, sugar and fat and to eliminate trans-fatty acids and certain other ingredients. Consumer preferences are also shaped by concern over waste reduction and the environmental impact of products. The success of our business depends on both the continued appeal of our products and, given the varied backgrounds and tastes of our customer base, our ability to offer a sufficient range of products to satisfy a broad spectrum of preferences. Any shift in consumer preferences in the UK, Germany, France, Italy, Sweden, Switzerland or any other material market in which we operate could have a material adverse effect on our business. Consumer tastes are also susceptible to change. In addition, the growing presence of alternative retail channels could negatively impact our sales if we fail to adapt. For example, consumers with increasingly busy lifestyles, or who are impacted by COVID-19 lockdown measures in certain countries, are choosing the online grocery channel as a more convenient, safer and faster way of purchasing their food products, and are also increasingly using the internet for meal ideas. Our competitiveness therefore depends on our ability to predict and quickly adapt to consumer preferences and trends, exploiting profitable opportunities for product development without alienating our existing consumer base or focusing excessive resources or attention on unprofitable or short-lived trends. All of these efforts require significant research and development and marketing investments. If we are unable to respond on a timely and appropriate basis to changes in demand or consumer preferences and trends, our sales volumes and margins could be adversely affected.
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

The COVID-19 pandemic could have a material adverse impact on our business, results of operations and financial condition.
On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The global outbreak has created significant volatility, uncertainty and economic disruption which has resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines and travel bans, intended to control the spread of the virus . In response to the pandemic, many European countries in which we operate enacted lockdown policies, including Italy, the United Kingdom, Germany, Spain and France and these measures are continuously evolving and changing as governments continue to react to the ongoing outbreak. Other countries and local governments have enacted, and are continuing to enact similar policies. Companies and governments are also taking precautions, such as requiring employees to work remotely and imposing travel restrictions. These restrictions, and future prevention and mitigation measures, have had and are continuing to have, and adverse impact on global economic conditions. This is particularly the case during the winter months when a second wave of COVID-19 outbreaks has caused these restrictions to tighten and continues to have an adverse impact on global economic conditions, which could materially adversely affect our business and operating results. Uncertainties regarding the economic impact of COVID-19 are likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows.
The spread of the pandemic may also disrupt our third-party suppliers and other business partners’ ability to meet their obligations to us, which may negatively affect our operations. Additionally, the impact of COVID-19 on our suppliers, co-manufacturers, distributors or transportation and logistics providers may negatively affect the price and availability of our ingredients and/or packaging materials and may adversely impact our supply chain. Moreover, there may be delays or shortages in procuring alternative suppliers, co-manufacturing capacity, distribution capability or logistics capability. During the pandemic, we have experienced increased demand for our branded products as a result of a general increase in frozen food consumption. Such increased consumer demand could place a strain on our supply chain, which could be further exacerbated by the pandemic. If our suppliers, co-manufacturers, distributors or transportation and logistics providers are unable to keep pace with this increased demand, and we are unable to access alternatives on commercially reasonable terms, we would not be able to fulfill the increased demand for our products which could negatively impact our ability to increase revenue, cause harm to our reputation and have a material adverse impact on our operating results. During the pandemic we have also experienced lower demand for our food service products, which support commercial food establishments, due to governmental restrictions on the ability to eat out of home, for example, at restaurants, cafés, bars and canteens. Depending on the extent and length of such restrictions, this could see demand for such products to continually decline which could negatively impact our ability to increase revenue, and have an adverse impact on our operating results and goodwill.
We operate production space in facilities across Europe. While we have not experienced any significant disruptions to our facilities, we could, in the future, be forced to close our facilities or reduce operations due to government responses to the pandemic or employee illness or health concerns. If a significant percentage of our workforce is unable to work, including because of illness or travel or government restrictions in connection with COVID-19, or if we are required to shut down one or more of our facilities, this could have a material adverse effect on our revenue, operations and results of operations. For example, while we have not experienced any significant disruptions of this nature, if certain of our senior executives were to be incapacitated due to COVID-19 at critical points in the reporting calendar this could have an impact the ability of the Company to exercise is normal controls and governance procedures. Extended shutdowns or reduced operations could also result in an increase in operating costs in connection with our continuing to pay employees at non-operating facilities and higher costs associated with ensuring the continued health and safety of workers, which may include checking workers’ temperatures, providing personal protective equipment, deep cleaning facilities, and encouraging sick workers to stay home by providing enhanced employee benefits. In addition, if any third parties in our supply chain experience similar issues, this could result in their failure to meet their obligations to us or significant disruptions in their ability to do so, which could adversely affect our business, financial condition and results of operations.
Part of our growth strategy includes the launch and increasing distribution of new products and improvements to existing products. Our ability to gain distribution and advertising space for such products and to sustain sales may be negatively impacted by COVID-19, which could impede our anticipated growth in this area. As a result, we may not be able to phase these planned innovations and execute our strategy as planned, and may be forced to mitigate the risk by focusing on our core business. We expect our mix of innovation to core to continue to be biased towards core in the medium term.

In addition, our results of operations are materially affected by conditions in the credit and financial markets and the economy generally. Global credit and financial markets have experienced extreme volatility and disruptions as a result of the COVID-19 pandemic including diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. We cannot assure you that deterioration in credit and financial markets and confidence in economic conditions will not occur or be sustained as a result of the COVID-19 pandemic. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Failure by us or our customers to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, our financial condition and our results of operations.
Although we have experienced increased demand for our products and increased sales during the pandemic, we are unable to predict how long this sustained demand will last, how significant it will be, or if other trends less favorable to us will emerge as a result of COVID-19. The extent of COVID-19’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak and government responses to the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, it is not currently possible to ascertain the overall impact of COVID-19 on our business. However, if the pandemic continues to evolve in such a way that its effects are likely to continue for a longer period than currently envisaged, the disease could have a material adverse effect on our business, results of operations, financial condition and cash flows and adversely impact the trading price of our ordinary shares.
There are also additional regulations in place governing tariffs for products of non EU origin when they are exported across the border from the UK to the European Union which also can place a greater cost and administrative burden on the Company.
The exit of the UK from the EU could adversely impact our business, results of operations and financial condition.
On June 23, 2016 the UK electorate voted in favor of leaving the European Union (commonly referred to as “Brexit”), and on March 29, 2017 the UK government formally initiated the withdrawal process. The European Union (Withdrawal Agreement) Bill was passed by the UK Parliament and the UK left the European Union on January 31, 2020. Following its departure, the UK commenced negotiations with the European Union to reach a trade agreement, which was concluded on December 24, 2020. The trade agreement provides clarity on which products are to attract tariffs and duties for products imported and exported between the UK and the European Union going forward. In addition, from January 1, 2021, the transition period ended and the UK is now trading as an independent country outside of the European Union. This means that new regulations are in place governing the import and export goods between the UK and the European Union from this date which places a greater cost and administrative burden on the Company, for example by requiring veterinary certificates for exporting products of animal origin.
For the year ended December 31, 2020, 95% of our revenue was derived from the EU and the UK (29% was derived from the UK). In addition, we have manufacturing facilities and employees in both the UK and other European countries. As a result of Brexit, we may experience adverse impacts on consumer demand and profitability in the UK and other markets. The new Brexit administration requirements could mean that the UK suffers as a result of losing commercially favorable access to the single EU market, or specific countries in the EU, resulting in a negative impact on the general and economic conditions in the UK and the EU. Changes may occur in regulations that we are required to comply with as well as amendments to treaties governing tax, duties, tariffs, etc. which could adversely impact our operations and require us to modify our financial and supply arrangements. To avoid such impacts, we may have to restructure or relocate some or all of our operations which would be costly and negatively impact our profitability and cash flow.
The effects of Brexit and the new trade agreement may also disrupt our third-party suppliers and other business partners' ability to meet their obligations to us, which may negatively affect our operations. Additionally, the impact of Brexit and the new trade agreement on our suppliers, co-manufacturers, distributors or transportation and logistics providers may negatively affect the price and availability of our ingredients and/or packaging materials and may adversely impact our supply chain. Moreover, there may be delays or shortages in procuring alternative suppliers, co-manufacturing capacity, distribution capability or logistics capability. In addition, disruption to our third-party suppliers and other business partners due to delays at borders or delays as a result of an inability or delay in applying the new rules in force during 2021 could lead to delays in the manufacture or supply of our products to our customers.

Additionally, political instability in the European Union as a result of Brexit may result in a material negative effect on credit markets, currency exchange rates and foreign direct investments and any subsequent trade agreement in the EU and UK. This deterioration in economic conditions could result in increased unemployment rates, increased short and long-term interest rates, adverse movements in exchange rates, consumer and commercial bankruptcy filings, a decline in the strength of national and local economies, and other results that negatively impact household incomes.
Until the total effects of the operational and trading market changes as a result of Brexit are known, any of these factors could have a material adverse effect on our business, financial condition and results of operations.
We are exposed to economic and other trends that could adversely impact our operations in our key geographies.
We conduct operations in our key markets of the UK, Italy, Germany, Sweden, France, and Norway, from which approximately 80% of our revenue was generated during the year ended December 31, 2020. We are particularly influenced by economic developments and changes in consumer habits in those countries.
The geographic markets in which we compete have been affected by negative macroeconomic trends which have affected consumer confidence. For example, Brexit has created political and economic uncertainty both in the UK and the other EU member states. A deterioration in economic conditions could result in increased unemployment rates, increased short and long-term interest rates, consumer and commercial bankruptcy filings, a decline in the strength of national and local economies, and other results that negatively impact household incomes. This can result in consumers purchasing cheaper private label products instead of equivalent branded products. Such macroeconomic trends could, among other things, negatively impact global demand for branded and premium food products, which could result in a reduction of sales or pressure on margins of our branded products or cause an increasing transfer to lower priced product categories.
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
Specifically, the availability and the price of fish, vegetables and other agricultural commodities, including poultry and meat, can be volatile. We are also affected by the availability of quality raw materials, most notably fish, which can be impacted by the fishing and agricultural policies of the UK, European Union and other countries including national or international quotas that can limit volume of raw materials. General economic conditions, unanticipated demand, problems in manufacturing or distribution, natural disasters, weather conditions during the growing and harvesting seasons, plant, fish and livestock diseases, the impact of Brexit, the impact of the COVID-19 pandemic, or national or international quarantines can all also adversely affect availability and prices of commodities in the long and short term.
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
Our customers include supermarkets and large chain food retailers in the UK, Germany, France, Italy, Sweden, Norway and Switzerland. Throughout our markets, the food retail segments are highly concentrated. For the year ended December 31, 2020, our top 10 customers account for 41% of sales. In recent years, the major multiple retailers in those countries have increased their share of the grocery market and price competition between retailers has intensified. This price competition has led the major multiple retailers to seek lower prices from their suppliers, including us. The strength of the major multiple retailers’ bargaining position gives them significant leverage over their suppliers in negotiating pricing, product specification and the level of supplier participation in promotional campaigns and offers, which can reduce our margins. International alliances among retailers continue to become stronger, and the trend for consolidation in Europe at a local level and across borders is ongoing. Further consolidation among the major multiple retailers or disproportionate growth in relation to their competitors could increase their relative negotiating power and allow them to force a negative shift in our trade terms. Our results of operations could also be adversely affected if these retailers suffer a significant deterioration in sales performance, if we are required to reduce our prices or increase our promotional spending activity as a consequence, if we are unable to collect accounts receivable from our customers, if we lose business from a major customer or if our relationship with a major customer deteriorates.
Our retail customers also offer private label products that compete directly with our products for retail shelf space and consumer purchases. Private label products typically have higher margins for retailers than other branded products. Accordingly, there is a risk that our customers may give higher priority to private label products or the branded products of our competitors as a result of a change in pricing strategy following the COVID-19 pandemic, which would adversely affect sales of our products. Our major multiple retail customers are also expanding into non-food product lines in their stores, thereby exerting pressure on available shelf space for other categories such as food products. We may be unable to adequately respond to these trends and, as a result, the volume of our sales may decrease, or we may need to lower the prices of our products, either of which could adversely affect our business, financial condition and results of operations.
Increased distribution costs or disruption of transportation services could adversely affect our business and financial results.
Distribution costs have historically fluctuated significantly over time, particularly in connection with oil prices, and increases in such costs could result in reduced profits. In addition, certain factors affecting distribution costs are controlled by our third-party carriers. To the extent that the market price for fuel or freight or the number or availability of carriers fluctuates, our distribution costs could be affected. Furthermore, temporary or long-term disruption of transportation services due to weather-related problems, strikes or other events could impair our ability to supply products affordably and in a timely manner or at all. Failure to receive our raw materials or to deliver our food products promptly could also result in inventory spoilage. These factors could impact our commercial reputation and result in our customers reducing their orders or ceasing to order our products. Any increases in the cost of transportation, and any disruption in transportation, could have a material adverse effect on our business, financial condition and results of operations. We require the use of refrigerated vehicles to ship our products and such distribution costs represent an important element of our cost structure. We are dependent on third parties for almost all of our transportation requirements. For example, in Italy, our distribution network is shared with Unilever’s ice cream business. Our arrangement with Unilever is governed by a distribution agreement which expires in 2022. If we change the transportation services we use, we could face logistical difficulties that could delay deliveries, and we could incur costs and expend resources in connection with such change.

We do not have long-term contractual agreements with our key customers, which exposes us to increased risks with respect to such customers.
As is typical in the food industry, sales to our key customers in our major markets are made on a daily demand basis. We generally do not have long-term contractual commitments to supply such customers and must renegotiate supply and pricing terms of our products on a regular basis. Customarily, trade terms are renegotiated annually; however, ad hoc changes are often made on an informal basis, such as by email, to reflect discounts and promotional arrangements. Amounts paid are subject to end of period reconciliations to reflect these informal arrangements. In some cases, our customers seek to claim reimbursement for informal discount arrangements going back multiple periods. In addition, we do not have written contractual arrangements with a number of our other customers. Most of our customer relationships or arrangements could be terminated or renegotiated at any time and, in some cases, without reasonable notice.
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
Food safety and the public’s perception that our products are safe and healthy are essential to our image and business. We sell food products for human consumption, which subjects us to safety risks such as product contamination, spoilage, misbranding or product tampering. Product contamination, including the presence of a foreign object, undeclared allergens, substance, chemical or other agent or residue or the introduction of a genetically modified organism, could require product withdrawals or recalls or the destruction of inventory, and could result in negative publicity, temporary plant closures and substantial costs of compliance or remediation. In addition, food producers, including us, have been targeted by extortion attempts that threatened to contaminate products displayed in supermarkets. Such attempts can result in the temporary removal of products from shelf displays as a precautionary measure and result in lost revenue. We may also be impacted by publicity concerning any assertion that our products caused illness or injury. In addition, we could be subject to claims or lawsuits relating to an actual or alleged illness stemming from product contamination or any other incidents that compromise the safety and quality of our products. Any significant lawsuit or widespread product recall or other events leading to the loss of consumer confidence in the safety and quality of our products could damage our brand, reputation and image and negatively impact our sales, profitability and prospects for growth. We could also be adversely affected if consumers lose confidence in the safety and quality of certain food products or ingredients, or the food safety system generally. If another company recalls or experiences negative publicity related to a product in a category in which we compete, consumers might reduce their overall consumption of products in this category. Adverse publicity about these types of concerns, whether valid or not, may discourage consumers from buying our products or cause production and delivery disruptions. In addition, product recalls are difficult to foresee and prepare for and, in the event we are required to recall one or more of our products, such recall may result in loss of sales due to unavailability of our products and may take up a significant amount of our management’s time and attention. We maintain systems designed to monitor food safety risks and require our suppliers to do so as well. However, we cannot guarantee that our efforts will be successful or that such risks will not materialize, particularly since such systems are harder to implement and monitor during the COVID-19 pandemic. In addition, although we attempt, through contractual relationships and regular inspections, to control the risk of contamination caused by third parties in relation to the several manufacturing and distribution processes we outsource, we cannot guarantee that our efforts will be successful or that contamination of our products by third parties will not materialize.
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
There is no guarantee that we will be successful in defending ourselves in civil, criminal or regulatory actions, including under general, commercial, employment, environmental, food quality and safety, anti-trust and trade, advertising and claims, and environmental laws and regulations, or in asserting our rights under various laws. For example, our marketing or claims could face allegations of false, misleading or deceptive advertising or other criticisms which could end up in litigation and result in potential liabilities or costs. In addition, we could incur substantial costs and fees in defending ourselves or in asserting our rights in these actions or meeting new legal requirements. Even when not merited, the defense of these lawsuits may divert our management’s attention, and we may incur significant costs in defending these lawsuits. The costs and other effects of potential and pending litigation and administrative actions against us, and new legal requirements, cannot be determined with certainty and may differ from expectations.
We are exposed to local business and tax risks in many different countries.
We operate in various countries in Europe, predominantly in the UK, Germany, France, Italy, Sweden and Norway. As a result, our business is subject to risks resulting from differing legal, political, social and regulatory requirements, economic conditions and unforeseeable developments in these markets, all or any of which could result in disruption of our activities. These risks include, among others, political instability (including the impact of Brexit), differing economic cycles, tariffs, duties and adverse economic conditions, unexpected changes in regulatory environments (including regulations stemming from the COVID-19 pandemic), currency exchange rate fluctuations, inability to collect payments or seek recourse under or comply with ambiguous or vague commercial or other laws, changes in distribution and supply channels, foreign exchange controls and restrictions on repatriation of funds, and difficulties in attracting and retaining qualified management and employees. Our overall success in the markets in which we operate depends, to a considerable extent, on our ability to effectively manage differing legal, political, social and regulatory requirements, economic conditions and unforeseeable developments. We cannot guarantee that we will succeed in developing and implementing policies and strategies which will be effective in each location where we do business.
We must comply with complex and evolving tax regulations in the various jurisdictions in which we operate, which subjects us to international tax compliance risks. Some tax jurisdictions in which we operate have complex and subjective rules regarding income tax, value-added tax, sales or excise tax, tariffs, duties and transfer tax. From time to time, our foreign subsidiaries are subject to tax audits and may be required to pay additional taxes, interest or penalties should the taxing authority assert different interpretations, or different allocations or valuations of our services which could be material and could reduce our income and cash flow from our international subsidiaries. We currently have several pending tax assessments and audits in various jurisdictions including Germany, Sweden and Italy. The agreements by which we acquired certain businesses provide for certain indemnifications of tax liabilities which may arise in certain jurisdictions which we believe are sufficient to address these specific tax matters as far as they relate to those businesses. We have also established, where appropriate, reserves and provisions for tax assessments which we believe to be adequate to address potential tax liabilities. However, it is possible that the tax audits referred to above could result in the volatility of timings of cash tax payment and recoveries. In addition, it is possible that countries will increase tax rates in the future, as a result of the COVID-19 pandemic.
Our business is dependent on third-party suppliers and changes or difficulties in our relationships with our suppliers may harm our business and financial results.
We outsource some of our business functions to third-party suppliers, such as the processing of certain vegetables and other products, the manufacturing of products and packaging materials and distribution of our products. Our suppliers are subject to their own unique operational and financial risks, which are out of our control. Our suppliers may fail to meet timelines or contractual obligations or fail to provide us with sufficient products or services, which may adversely affect our business. Certain of our contracts with key suppliers, such as for the raw materials we use in our products, are short term, can be terminated by the supplier upon giving notice within a certain period and restrict us from using other suppliers. Also, a number of our supply contracts, including for fish and vegetables, may be terminated by the supplier upon a change in our ownership. Failure to appropriately structure or adequately manage our agreements with third parties may adversely affect our supply of raw materials or our supply of products to our customers. We are also subject to credit risk with respect to our third-party suppliers. If any such suppliers become insolvent, an appointed trustee could potentially ignore the service contracts we have in place with such party, resulting in increased charges or the termination of the service contracts. We may not be able to replace a service provider within a reasonable period of time, on as favorable terms or without disruption to our operations. Any adverse changes to our relationships with third-party suppliers could have a material adverse effect on our image, brand and reputation, as well as on our business, financial condition and results of operations.
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
The price of electricity and other energy resources required in the manufacture, storage and distribution of our products is subject to volatile market conditions. These market conditions are often affected by political and economic factors beyond our control, including, for instance, the energy policies of the countries in which we operate. For example, the German government’s decision to phase out nuclear power generation by 2022 could cause electricity prices and price volatility in Germany to increase. Any sustained increases in energy costs could have an adverse effect on the attractiveness of frozen food products for our customers and consumers and could affect our competitive position if our competitors’ energy costs do not increase at the same rate as ours. In addition, disruptions in the supply of energy resources could temporarily impair our ability to manufacture products for our customers. Such disruptions may also occur as a result of the loss of energy supply contracts or the inability to enter into new energy supply contracts on commercially attractive terms. Furthermore, natural catastrophes or similar events could affect the electricity grid. Any such disruptions or increases in energy costs as a result of the aforementioned factors or otherwise, could have a material adverse effect on our business, financial condition and results of operations.

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
Our supply network could also be adversely affected by the outbreak of various diseases, such as the current COVID-19 or coronavirus pandemic. As a result of the global pandemic, there may be delays in procurement or we may be unable to access such alternative supply on commercially reasonable terms, which may have an adverse impact on our operating results. In addition, a significant outbreak of a contagious disease in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our products and have a material adverse effect on our results of operations.
In addition, our manufacturing and distribution facilities may be subject to damage, disruption or closure resulting from fire, terrorist activity, natural disasters, health epidemics or other causes. For example, our Lowestoft and Bremerhaven manufacturing facilities are situated in regions which have historically been prone to flooding. Extensive damage to any of our fourteen major manufacturing facilities as a result of any of the foregoing reasons, could, to the extent that lost production could not be compensated for by unaffected facilities, severely affect our ability to conduct our business operations and, as a result, adversely affect our business, financial condition and results of operations.
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
As of December 31, 2020, we employed approximately 4,890 employees, of which approximately 1,374 were located in Germany, 1,333 were located in the UK, 343 were located in France, 479 were located in Italy, 397 were located in Sweden/Norway and 964 employees in other locations. As of December 31, 2020, approximately 70% of our employees worked in our manufacturing operations. We have in the past, and may in the future, experience labor disputes and work stoppages at one or more of our manufacturing sites due to localized strikes or strikes in the larger retail food industry sector. We have also been involved in negotiations on collective bargaining agreements. A labor stoppage or other interruption at one of our fourteen manufacturing sites would impact our ability to supply our customers and could have a pronounced effect on our operations. Further, a number of our employees in the UK are not UK citizens and, under the EU settlement scheme, will need to apply for settled status to retain the right to work in the UK following the formal withdrawal from the EU. Future labor disturbance or work stoppage at any of our or our suppliers’ facilities in Germany, the UK, Italy or elsewhere may have an adverse effect on such facility’s operations and, potentially, on our business, financial condition and results of operations.
Higher labor costs could adversely affect our business and financial results.
We compete with other producers for good and dependable employees. The supply of such employees is limited and competition to hire and retain them may result in higher labor costs. Furthermore, a number of our employees are subject to national minimum wage requirements. If legislation is enacted in these countries that has the effect of raising the national minimum wage requirements, requires additional mandatory employee benefits or affects our ability to hire or dismiss employees, we could face substantially higher labor costs. In the UK, the National Minimum Wage and National Living Wage increased in April 2020. High labor costs could adversely affect our profitability if we are not able to pass them on to our customers.
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
Risks Related to Our Acquisition Strategy
We may not be able to consummate future acquisitions or successfully integrate acquisitions into our business which could result in unanticipated expenses and losses.
    Our strategy is largely based on our ability to grow through acquisitions of additional businesses to build an integrated group. Consummating acquisitions of businesses, or our failure to integrate such businesses successfully into our existing businesses, could result in unanticipated expenses and losses. Furthermore, we may not be able to realize any of the anticipated benefits from completed acquisitions, including the Findus Switzerland, Goodfella's Pizza and Aunt Bessie's acquisitions.
We anticipate that any future acquisitions we may pursue as part of our business strategy may be partially financed through additional debt or equity. For example, the Goodfella's acquisition was partially financed through drawdowns of incremental term loans in January and February 2018. Any future financial market disruptions or tightening of the credit markets may make it more difficult for us to obtain financing for acquisitions or increase the cost of obtaining financing. If new debt is added to current debt levels, or if we incur other liabilities, including contingent liabilities, in connection with an acquisition, the debt or liabilities could impose additional constraints and requirements on our business and operations, which could materially adversely affect our financial condition and results of operation. In addition, to the extent our ordinary shares are used for all or a portion of the consideration to be paid for future acquisitions, dilution may be experienced by existing shareholders.

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
    We intend to conduct such due diligence as we deem reasonably practicable and appropriate based on the facts and circumstances applicable to any potential acquisition. The objective of the due diligence process will be to identify material issues which may affect the decision to proceed with any one particular acquisition target or the consideration payable for an acquisition. We also intend to use information revealed during the due diligence process to formulate our business and operational planning for, and our valuation of, any target company or business. While conducting due diligence and assessing a potential acquisition, we may rely on publicly available information, if any, information provided by the relevant target company to the extent such company is willing or able to provide such information and, in some circumstances, third party investigations, particularly during the COVID-19 pandemic, where certain of our diligence efforts may be delayed or prohibited due to government or practical restrictions.
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
Risks Related to Regulations
Costs or liabilities relating to compliance with applicable directives, regulations and laws could have a material adverse effect on our business, financial condition and results of operations.
As a producer of food products for human consumption, we are subject to extensive regulation in the UK, Germany, France, Italy, Sweden, Norway and other countries in which we operate, as well as the European Union, that governs production, composition, manufacturing, storage, transport, advertising, packaging, health, quality, labeling, safety and distribution standards. In addition, national regulations that have implemented European directives applicable to frozen products establish highly technical requirements regarding labeling, manufacturing, transportation, sale and storage of frozen food products. For example, new regulations of the European Parliament and Council which took effect in December 2014 changed rules relating to the presentation of nutritional information on packaging and other rules on labeling. It is unclear how such rules will be impacted as a result of Brexit but there may be changes and further regulations that the Company has to adhere to. Local governmental authorities also set out health and safety related conditions and restrictions. Any failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, product recalls or asset seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on our business, financial condition and results of operations.
In addition, our facilities and our suppliers’ facilities are subject to licensing, reporting requirements and official quality controls by numerous governmental authorities. These governmental authorities include European, national and local health, environmental, labor relations, sanitation, building, zoning, and fire and safety departments. Difficulties in obtaining or failure to obtain the necessary licenses or approval could delay or prevent the development, expansion or operation of a given production or warehouse facility. Any changes in those regulations may require us or our suppliers to implement new quality controls and possibly invest in new equipment, which could delay the development of new products and increase our operating costs.
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
In certain jurisdictions, we are also subject to legislation designed to significantly reduce industrial energy use, water use, carbon dioxide emissions and the emission of ozone depleting compounds more generally. If we fail to meet applicable standards for energy use reduction or are unable to decrease, and in some cases eliminate, certain emissions within the applicable period required by relevant laws and regulations, we could be subject to significant penalties or fines and temporary or long-term disruptions to production at our facilities, all of which could have a material adverse effect on our business, financial condition and results of operations.
We are subject to a variety of regulatory schemes; failure to comply with applicable rules and regulations could adversely affect our business, results of operations and reputation.
Our operations are subject to a variety of regulatory schemes which require us to implement processes, procedures and controls to provide reasonable assurance that we are operating in compliance with applicable regulations, including the UK Bribery Act, the Modern Slavery Act 2015, the Foreign Corrupt Practices Act of 1977, the Trade Sanctions and Export Controls and GDPR. Failure to comply (or any alleged failure to comply) with the regulations referenced above or any other regulations could result in civil and criminal, monetary and non-monetary penalties, and any such failure or alleged failure (or becoming subject to a regulatory enforcement investigation) could also damage our reputation, disrupt our business, result in loss of customers and cause us to incur significant legal and investigatory fees. In addition, our business, including our ability to operate and continue to expand internationally, could be adversely affected if local and foreign laws or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that require rapid changes to these practices or our products, services, policies and procedures. If we are not able to adapt our business practices or strategies to changes in laws or regulations, it could subject us to liability, increased costs and reduced product demand. Additionally, the costs of compliance with laws and regulations may increase in the future as a result of changes in interpretation. Any failure by us to comply with applicable laws and regulations may subject us to significant liabilities and could adversely affect our business, results of operations and reputation.

Changes in the European regulatory environment regarding privacy and data protection regulations, such as the GDPR, could expose us to risks of noncompliance and costs associated with compliance.

On May 25, 2018, the EU’s GDPR became enforceable. The GDPR relates to the collection, use, retention, security, processing and transfer of personally identifiable information of residents of EU countries, and because of our operations in the EU and in the UK, we are subject to these heightened standards. The GDPR created a range of new compliance obligations and imposes significant fines and sanctions for violations. Among other things, the GDPR requires companies to meet stringent requirements regarding the handling of personal data of individuals located in the European Economic Area, or EEA. These more stringent requirements include expanded disclosures to inform customers about how we may use their personal data through external privacy notices, increased controls on profiling customers and increased rights for data subjects (including customers and employees) to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements. The GDPR imposes substantial fines for breaches and violations (up to the greater of €20 million or 4% of our annual global revenue). The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR. Furthermore, there is significant uncertainty with respect to compliance with privacy and data protection laws and regulations, including the GDPR, because they are continuously evolving and developing and may be interpreted and applied differently from country to country and may create inconsistent or conflicting requirements. Our efforts to comply with privacy and data protection laws, including the GDPR, may impose significant costs and challenges that are likely to increase over time. Since January 1, 2021 the GDPR has ceased to have direct effect in the UK but with the implementation of the Data Protection, Privacy and Electronic Communications (Amendments etc) (EU Exit) Regulations 2019 in the UK, this has the effect of ensuring that the GDPR makes sense and is directly applicable in the UK on a standalone basis.

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
Risks Related to Financial Management
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
An increase in market interest rates may increase our interest expense arising on our existing and future floating rate indebtedness. Pursuant to the terms of our Senior Facilities Agreement, the interest rate that we pay on indebtedness incurred under our term loan facilities or revolving credit facility varies based on a fixed margin over a base reference rate of LIBOR or EURIBOR. As a result, we are exposed to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for operational or strategic purposes, will correspondingly decrease. Pursuant to the Company interest rate hedging policy, we may enter into interest rate derivatives that may involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.

Our indebtedness is subject to changes in interest reference rates
Pursuant to the terms of the current Senior Facilities Agreement, the interest rate paid on indebtedness incurred under our term loan facilities and/or revolving credit facility varies based on a fixed margin over a base reference rate of LIBOR or EURIBOR. As a result of decisions taken by national regulators, LIBOR (including potentially EURIBOR at a later date) will become phased out and replaced by a replacement reference index. LIBOR rates are expected to be phased out at the end of 2021. As a result of replacement of LIBOR rates, during 2021 we will need to renegotiate the terms of our Senior Facilities Agreement with our lenders and amend the terms of linked interest rate hedging arrangements. As a result of these changes to underlying interest reference rates, the Company may be exposed to volatility with regard to interest costs on indebtedness and linked interest rate hedging arrangements.
We are exposed to exchange rate risks and such rates may adversely affect our results of operations.
We are exposed to exchange rate risk. Our reporting currency is the Euro. We are exposed to foreign exchange translation risk as we convert the Pound Sterling results of our UK business, the Norwegian Krone of our Norwegian business, Swedish Krona results of our Swedish business and Swiss Franc results of our Swiss business into our reporting currency of Euro. Pursuant to Company foreign exchange hedging policy, we have converted a portion of our USD term loan to EUR and from EUR to GBP using cross currency interest rate swaps that act as a net investment hedge for our UK business. We are exposed to transactional exchange rate risk as many of our raw material purchases may be denominated in non-functional currencies of the purchasing entity, predominantly U.S. Dollars and Euro. Company policy is to reduce this risk by using foreign exchange forward contracts that are designated as cash flow hedges. Hedging arrangements may not fully protect us against currency fluctuations and may or not achieve hedge effectiveness. Fluctuations and sustained strengthening of non-functional currencies against the functional currency of the operating entities may materially adversely affect our business, financial condition and results of operations.
Changes to our payment terms with both customers and suppliers may materially adversely affect our operating cash flows.
We may experience significant pressure from our key suppliers to reduce trade payable terms. At the same time, we may experience pressure from our customers to extend trade receivable terms. European and country legislation can also set conditions and restrictions related to payment terms between suppliers and purchasers at different levels of the supply chain. Any failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, which could have a material adverse effect on our business, financial condition and results of operations. Any such changes in commercial arrangements regarding trade payable and trade receivable payment terms, as a result of changes in legislation or otherwise, may have a material adverse effect on our business, financial condition and results of operations.
An impairment of the carrying value of goodwill or other intangible assets could negatively affect our consolidated operating results and net worth.
Goodwill represents amounts arising from acquisitions and is the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. Intangible assets can include computer software, brands, customer relationships and other acquired intangibles as of the acquisition date. Goodwill and other intangibles expected to contribute indefinitely to our cash flows are not amortized but must be evaluated by management at least annually for impairment. If carrying value exceeds its recoverable amount, the intangible is considered impaired and is reduced to fair value via a charge to earnings. Factors outside of our control which could result in an impairment include, but are not limited to: (i) reduced demand for our products; (ii) higher commodity prices; (iii) lower prices for our products or increased marketing as a result of increased competition; and (iv) significant disruptions to our operations as a result of both internal and external events. Should the value of one or more of the acquired intangibles become impaired, our consolidated profit or loss and net assets may be materially adversely affected. As of December 31, 2020, the carrying value of intangible assets totaled €4,052.1 million, of which €1,938.0 million was goodwill and €2,114.1 million represented brands, computer software, customer relationships and other acquired intangibles compared to total assets of €5,573.4 million.
We face risks associated with certain pension obligations.
The Company has a mixture of partially funded and unfunded post-employment defined benefit plans in Germany, Sweden, Switzerland and Austria as well as defined benefit indemnity arrangements in Italy and France. Deterioration in the value or lower than expected returns on investments may lead to an increase in our obligation to make contributions to these plans.

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
We may enter into factoring arrangements from time to time with financial institutions to sell certain of our accounts receivables from customers without recourse. If we were to stop entering into these factoring arrangements, our operating results, financial condition and cash flows could be adversely impacted by delays or failures in collecting accounts receivables. However, by entering into these arrangements we are exposed to additional risks. If any of these financial institutions experiences financial difficulties or is otherwise unable to honor the terms of our factoring arrangements, we may experience material financial losses due to the failure of such arrangements which could have an adverse impact upon our operating results, financial condition and cash flows.
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
Our founders, Sir Martin Franklin and Noam Gottesman (the “Founders”) and/or one or more of their affiliates, including Mariposa Acquisition II, LLC and TOMS Acquisition I LLC (the “Founder Entities”) may in the future enter into agreements with us that are not currently under contemplation. While we have implemented procedures to ensure we will not enter into any related party transaction without the approval of our Audit Committee, it is possible that the entering into of such an agreement might raise conflicts of interest between us and some or all of the Founders and/or the directors.

General Risk Factors

Any disruptions, failures or security breaches of our information technology systems, or those of third parties on which we rely, could harm our business and reduce our profitability.
We are increasingly dependent upon on our information technology systems for communication among our suppliers, manufacturing plants, distribution functions, headquarters and customers. Our performance depends on the availability of accurate and timely data and other information from key software applications to aid day-to-day business and decision-making processes. We may be adversely affected if our controls designed to manage information technology operational risks fail to contain such risks. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure and to maintain the related automated and manual control processes, we could be subject to adverse effects including billing and collection errors, business disruptions, in particular concerning our manufacturing and logistics functions, issues with or errors in system's maintenance and security and migration of applications to the cloud and security breaches. Any disruption caused by failings in our information technology infrastructure equipment or of communication networks, could delay or otherwise impact our day-to-day business and decision-making processes and negatively impact our performance. In addition, we are reliant on third parties to service parts of our IT infrastructure. Failure on their part to provide good and timely service may have an adverse impact on our information technology network. Furthermore, we do not control the facilities or operations of our suppliers or third parties. An interruption of operations at any of their or our facilities or any failure by them to deliver on their contractual commitments may have an adverse effect on our business, financial condition and results of operations.
Although our information technology systems are protected through physical and software safeguards, it is difficult to protect against the possibility of damage or breach created by cyber-attacks or other security attacks in every potential circumstance that may arise. In addition, governmental authorities have warned that cybercriminals will take advantage of the uncertainty created by COVID-19 and federal and state mandated quarantines to launch cybersecurity attacks. The risks could include more frequent malicious cybersecurity and fraudulent activities, as well as schemes which attempt to take advantage of employees’ use of various technologies to enable remote work activities. We believe the COVID-19 outbreak has incrementally increased our cyber risk profile, but we are unable to predict the extent or impacts of those risks at this time. As cyber-attacks are increasing in frequency and sophistication, particularly following the onset of the COVID-19 pandemic, it becomes even more difficult to protect against a breach of our information technology systems. Cybersecurity incidents that impact the availability, reliability, speed, accuracy, or other proper functioning of these information technology systems could have a significant impact on our operations. If we are unable to prevent physical and electronic break-ins, cyber-attacks and other information security breaches, we may suffer financial and reputational damage, be subject to litigation or incur remediation costs or penalties because of the unauthorized disclosure of confidential information belonging to us or to our customers, suppliers or employees. The mishandling or inappropriate disclosure of non-public sensitive or protected information could lead to the loss of intellectual property, negatively impact planned corporate transactions or damage our reputation and brand image. Misuse, leakage or falsification of legally protected information could also result in a violation of data privacy laws and regulations and have a negative impact on our reputation, business, financial condition and results of operations.
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
While we seek to maintain appropriate levels of insurance, not all claims are insurable, and we may experience major incidents of a nature that are not covered by insurance. Our insurance policies cover, among other things, employee-related accidents and injuries, property damage and liability deriving from our activities. In particular, our Lowestoft and Bremerhaven manufacturing facilities are situated in regions that have historically been affected by flooding. We may not be able to obtain flood insurance on reasonable terms or at all with respect to those facilities. We maintain an amount of insurance protection that we believe is adequate, but there can be no assurance that such insurance will continue to be available on acceptable terms or that our insurance coverage will be sufficient or effective under all circumstances and against all liabilities to which we may be subject. We could, for example, be subject to substantial claims for damages upon the occurrence of several events within one calendar year. In addition, our insurance costs may increase over time in response to any negative development in our claims history or due to material price increases in the insurance market in general.
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
We currently have various equity instruments outstanding that would require us to issue additional ordinary shares for no or a fixed amount of additional consideration. Specifically, as of February 19, 2021, we had outstanding the following:
•1,500,000 Founder Preferred Shares held by the Founder Entities, which are controlled by the Founders. The preferred shares held by the Founder Entities (the “Founder Preferred Shares”) will automatically convert into ordinary shares on a one for one basis (subject to adjustment in accordance with our Memorandum and Articles of Association) on December 31, 2022 and some or all of them may be converted following written request from the holder; and
•1,768,293 equity awards issued and outstanding under the LTIP, which may be converted into ordinary shares subject, in most cases, to meeting certain performance conditions.
We currently have 14,367,047 ordinary shares currently available for issuance under our LTIP.
Holders of the Founder Preferred Shares are entitled to receive annual dividend amounts subject to certain performance conditions (the “Founder Preferred Shares Annual Dividend Amount”). The payment of the Founder Preferred Shares Annual Dividend Amount became mandatory after January 1, 2015 if certain share price performance conditions are met for any given year. At our discretion, we may settle the Founder Preferred Shares Annual Dividend Amount by issuing shares or by cash payment, but we intend to equity settle. On December 31, 2020, we approved a 2020 Founder Preferred Share Dividend in an aggregate of 3,875,036 ordinary shares. The dividend price used to calculate the 2020 Founder Preferred Shares Annual Dividend Amount was $25.2127 (calculated based upon the volume weighted average price for the last ten trading days of 2020) and the Ordinary Shares were issued on January 4, 2021. In subsequent years, the Annual Dividend Amount will be calculated based upon the volume weighted average share price for the last ten trading days of the financial year and the resulting appreciated average share price compared to the highest price previously used in calculating the Annual Dividend Amount. The issuance of ordinary shares pursuant to the terms of the Founder Preferred Shares will reduce (by the applicable proportion) the percentage shareholdings of those shareholders holding ordinary shares prior to such issuance which may reduce your net return on your investment in our ordinary shares.
Our ordinary share price may be volatile, and as a result, you could lose a significant portion or all of your investment.
The market price of the ordinary shares on the NYSE may fluctuate as a result of several factors, including the following:
•variations in our quarterly operating results;
•volatility in our industry, the industries of our customers and suppliers and the global securities markets;
•risks relating to our business and industry, including those discussed above;
•strategic actions by us or our competitors;

•reputational damage from unsafe or poor-quality food products;
•actual or expected changes in our growth rates or our competitors’ growth rates;
•investor perception of us, the industry in which we operate, the investment opportunity associated with the ordinary shares and our future performance;
•addition or departure of our executive officers;
•changes in financial estimates or publication of research reports by analysts regarding our ordinary shares, other comparable companies or our industry generally;
•trading volume of our ordinary shares;
•future issuances or purchases of our ordinary shares by us or our shareholders;
•domestic and international economic, legal and regulatory factors unrelated to our performance; or
•the release or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares.
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
We and our subsidiaries are subject to taxes in a number of jurisdictions. It is possible that any return we receive from any present or future subsidiary may be reduced by irrecoverable withholding or other local taxes, including those arising from future changes in legislation and other local rules and this may reduce the value of your investment in our ordinary shares.

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
B.    Business Overview
Our Company
We are the leading branded frozen food player in Western Europe with a portfolio of best-in-class food brands within the frozen category, including fish, vegetables, poultry, meals and pizza (excluding ice cream). Our products are sold primarily through large grocery retailers under the brands “Birds Eye”, “Aunt Bessie's” and “Goodfella's” in the UK and Ireland, “Findus” in Italy, France, Spain, Sweden, Switzerland and Norway, “Iglo” in Germany and other continental markets and “La Cocinera” in Spain. According to Nielsen, our share of the savory frozen food market in the countries we operate, excluding Switzerland, stood at 17.9% in 2020 (2019: 18.1%). For the categories in which we operate, we maintain the number one position in twelve European geographies, namely the UK, Italy, Germany, France, Sweden, Norway, Austria, Spain, Belgium, The Netherlands, Portugal and Ireland. The countries representing our top six markets, collectively UK, Italy, Germany, Sweden, Norway and France, represented approximately 68% of the total Western European frozen food markets. For a description of the principal markets in which we compete and related revenue, see Note 5 “Segment reporting” to our audited consolidated financial statements which appear elsewhere in this annual report.
Frozen Food Market
The European frozen food market is served by a number of national and international producers, both with branded and private label offerings, and within single or multiple product categories. We have the broadest participation by category and geography in Europe.
According to Nielsen, the market for frozen food in categories which the Company competes in across Western Europe is estimated to have generated €20 billion in retail sales value in 2020 (2019: €18 billion).
Frozen food products are particularly attractive because they address important global food trends. Consumers increasingly prefer products that allow them to prepare meals quickly and with confidence and expect products to be healthy and good value for money. In addition, consumers are increasingly focused on reducing food waste. Frozen food products can have all of these characteristics. They are easy to prepare, they reduce the need for artificial preservatives, they are often better value for money than chilled alternatives and they reduce waste at all points in the supply chain and also in-home (due to the long shelf life, and the ease of portionability).

Over the last five years, notwithstanding the volatile macro-economic environment, the Western European savory frozen food market has grown on average 1.4% per year, driven by the aforementioned ability to address global food consumption trends. Furthermore, the amount of space that frozen food as a category occupies within the grocery retail environment is relatively stable due to the fixed amount of freezer space at the retailer that is not exposed to reductions in shelf space in favor of other categories or formats, as can be the case in shelf-stable parts of the retailer.
Our Brands
Our brands are household names with long histories and local heritage in their respective markets.  Our Birds Eye brand was established in 1922 and is primarily marketed in the UK and Ireland, and the Aunt Bessie's brand was established in 1974 in the UK. The Goodfella's brand was established in Ireland in 1993 and is marketed also in the UK. The San Marco brand was established in 2003. The Findus brand, which is marketed in Italy, France, Spain, Sweden, Switzerland and Norway, was formed in Italy in 1941 and has a loyal following in each of its respective geographies. Iglo, founded in 1956, has a long-standing history and is marketed in Germany and other continental European countries. La Cocinera has allowed us to establish ourselves in Spain through a brand that was founded in 1962.
Our Competitive Strengths
We believe the following competitive strengths differentiate us from our competitors and contribute to our ongoing success.
Market leader with solid European platform and strong acquisition opportunities.
As the leading branded frozen food producer in Western Europe, we benefit from economies of scale and have developed a strong platform for our products throughout Europe in 2020. We are market leaders in the categories where we offer products in twelve geographies and have a 17.9% market share in these categories in the countries we operate (excludes Switzerland). We benefit from longstanding relationships with our customers which provide access to our diversified distribution channels, including supermarkets, discount retailers, the food service channel and other food retailers that sell directly to consumers. We benefit from a diverse category and geographic mix and believe our strong existing platforms facilitate our expansion within a large addressable market and provide a broad set of potential acquisition targets in various food categories and geographic markets.
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
Our management team has extensive experience in the food industry and other fast-moving consumer goods markets and has worked with leading multinational consumer goods companies globally. Our management team is complemented by an experienced Board of Directors, and collectively, they have a proven track record of successfully acquiring, integrating and managing consumer businesses. We believe our management team and Board of Directors’ collective industry knowledge, coupled with our track record of achieving growth and responding to challenging market conditions, will enable us to continue to generate profitable growth.

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
We own and operate an efficient network of fourteen manufacturing facilities with low capital expenditure requirements, all of which are located near the major markets we serve, providing for a balance between manufacturing and logistics costs and allowing for high levels of customer service. These facilities produce approximately 614 kilo tonnes of frozen product per year and have what we believe to be sufficient spare capacity to accommodate future growth in our main product categories.
Commitment to innovation and research and development.
Innovation is core to our growth model. Our R&D team actively scan new and emerging technologies, alongside consumer trends and unmet needs. The intersection of these insights leads us to identify new opportunities to drive penetration and frequency. In addition, we regularly benchmark our existing ranges to ensure that these continue to deliver experiences that delight our consumers. In response to these insights we establish multifunctional project teams that design new and improved products and packaging delivered through our core Must Win Battles for fish, veg, poultry, pizza and meat replacements. Each time we create a new product or pack we apply the principles of sustainable by design. To ensure the development and introduction of successful products, we follow a robust process through which we move from idea generation, concept screening, concept and product development, to scale up and final validation before launch.
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
Our goal is to transform our Company into an integrated best-in-class, global manufacturer, marketer and distributor of food products, within the frozen food category and the broader food sector. We believe there are significant growth opportunities in the European and North American markets and that our acquisitions provide a strong platform on which to grow our business and expand and enhance our market share in the food industry in key geographic markets.
2.     Focus on “Core” products as a foundation for long-term growth.
We continue our strategy which is rooted in relentless focus on our Core products which currently represent approximately 72% of our sales. These strategies include improving product quality, packaging renovation and executing in-store initiatives such as ensuring the right product assortment, display strategies and promotional efficiencies. We believe focusing on these Core product initiatives will accelerate growth, lead to margin expansion and improve our return on investment. To further accelerate growth, we continue to pursue innovation which leverages consumer trends such as health, wellness and convenience, but which are anchored in our core categories.

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
Our Founders and CEO have significant experience and expertise, and have been highly successful, in identifying, acquiring and integrating value-added businesses. We believe that this expertise, our access to capital and the deep industry knowledge of our management team will position us to acquire related and complementary food businesses that can enhance our market position, create synergies and fully leverage our existing marketing, manufacturing and supply chain capabilities, which we believe will allow us to deliver sustained profitable growth and maximize shareholder value. For example, in 2018 we completed (i) the Goodfella's Acquisition including the Goodfella's and San Marco brands, which enlarged our portfolio of brands to include the number one and number two market share positions within the frozen pizza category in Ireland and the UK, a successful frozen private label pizza business, and two frozen pizza manufacturing facilities and (ii) the Aunt Bessie’s Ltd. Acquisition including the Aunt Bessie's brand, which enlarged our portfolio of brands to include the number one and number two market share positions, respectively, within frozen Yorkshire puddings and frozen potatoes, which combine to represent the majority of its revenues. On December 31, 2020 we completed the acquisition of Findus Switzerland. Findus is the leading frozen food brand in Switzerland with a portfolio of value-added frozen products across categories including fish, vegetables and ready meals. The acquisition expands Nomad Foods' geographic reach into Switzerland, a new and sizeable market, providing a natural extension for our Findus product offering and brand family with an attractive entry for Green Cuisine. The transaction unifies Nomad Foods' ownership of the iconic Findus brand across Europe.
5. Respond to changing consumer shopping habits and drive advertising efficiency and impact.
We are responding to the growing consumer shift to digital and mobile technologies, particularly in the UK, by investing in technology platforms and partnering with retailers that are executing their own e-commerce strategies to meet changing consumer habits. Online sales represented approximately 7% of our total sales as of December 31, 2020 (compared to 4% in 2019). COVID-19 dynamics have played a part in changing consumer shopping behavior. The need of social distancing measures due to COVID-19 have resulted in consumers moving towards online grocery shopping channels instead of physical supermarket shopping. We believe that the online sales channel will continue to provide further opportunities to drive market share gains through improved product content and upselling of our mealtime solution programs. In addition, our strategies are evolving in response to other consumer shopping trends such as increased purchases through the hard discounter channel, which has been growing significantly in the UK and Southern Europe.
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

Products
During the past three fiscal years, we have manufactured, marketed and distributed the following frozen food products:
    Fish: includes frozen fish products such as fish fingers, coated fish and natural fish. These products were the largest contributor to our revenues in 2020, 2019 and 2018.
    Vegetables: includes ready to cook vegetable products such as peas and spinach.
    Meals: includes ready to cook noodles, pasta, lasagna, pancakes and other ready-made meals under the Iglo, Findus and La Cocinera brand names.
    Poultry: includes frozen poultry and meat products such as nuggets, grills and burgers.
    Others: includes a variety of other offerings such as soups, pizza, bakery goods and meat substitutes.
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
Customers
Our customers are typically supermarkets and large food retail chains supplying food products directly to consumers. Each key market in which we operate has its own distinct retail landscape. We consider our key retailer clients to be, in the UK, Tesco, Asda and Sainsbury’s; in Italy, Coop, Conad and Esselunga; in Germany, Rewe and Edeka; in Sweden, ICA, Axfood and Coop; and in France, Carrefour, Auchan and E.Leclerc. For the year ended December 31, 2020, our top ten customers (in terms of revenue) accounted for 41% of revenues.
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
We are increasing our investment in online sales, which represented approximately 7% of our total sales as of December 31, 2020. The online grocery retail channel is growing faster than established grocery retail formats across developed markets, partially as a result of the COVID-19 pandemic. Frozen foods particularly benefit from the online channel as the advantages to the consumer of outsourcing transportation of frozen food to the retailer are greater than in other categories, and also because some of the barriers to purchasing in-store (e.g. colder aisles) are removed for the consumer online.
Approximately 3% of our sales for the year ended December 31, 2020 were through the food service channel. The majority of these sales were in Sweden and consist primarily of sales of institutional and public sector customers such as schools and hospitals as well as privately run work canteens and quick service restaurants. COVID-19 dynamics and governmental restrictions in Europe adversely impacted food service sales in 2020. During the pandemic we have experienced lower demand for our food service products, which supports commercial food establishments, due to governmental restrictions on the consumers’ ability to eat out of home, for example, at restaurants, cafes, bars and work canteens.
Nomad Foods International (formerly Exports) accounted for 1.8% of total Nomad sales in 2020. Nomad Foods International sales grew 6% in 2020 driven by growth in Greece, Hungary and Cyprus. We also grew across other international regions: Africa, Middle east, Asia & Australia through gaining new retail listings derived from new business agreements with key frozen food distributors. In Western Europe, Nomad Foods International supplies to food service distributors which are not covered by our non-Nomad Foods International channels. Sales to food service distributors were negatively impacted by COVID-19 governmental restrictions leading to lower demand from restaurants and other food service customers.
Sales, Marketing and Pricing
Our commercial strategy is centered around our Core products and our growth model focuses on three core elements: creating distinctive brands through leveraging our iconic brand assets, innovating to break penetration barriers balanced between renovation and innovation, and executing in store through category leadership driving the right assortment, display and promotional efficiency.
Our brand equity strategy aims to further increase brand awareness. We are utilizing our core iconic assets at all consumer touchpoints including traditional media, digital media, point of sale and packaging. Furthermore, we have invested and will continue to seek to invest at sufficient levels of media on all our Core products.
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
Manufacturing
We own and operate fourteen manufacturing facilities which are located in Lowestoft and Hull (UK), Bremerhaven and Reken (Germany), Cisterna (Italy), Loftahammar and Bralanda (Sweden), Tonsberg and Larvik (Norway), Boulogne-sur-Mer (France), Valladolid (Spain), Longford and Naas (Republic of Ireland) and Rorschach (Switzerland). These facilities produce approximately 614 kilo tonnes of frozen product per year, representing approximately 70% of the total volumes of our sales. The manufacturing facilities are located near the major markets we serve, providing for a balance between manufacturing and logistics costs and customer service. Our manufacturing facilities are focused on in house manufacturing of our main product categories and emphasize quality and efficiency through scale. We have also invested in automated lines, such as fish fingers, poultry and spinach lines.
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
We operate a global sourcing platform. Fish is sourced mainly from the United States, Russia and China, vegetables are sourced predominantly from Europe and poultry is sourced largely from South America (but also from Thailand and Eastern Europe). We have contracts in place with pea and spinach growers and third-party pea processors in regions close to the location of pea growers. In addition, we utilize various co-pack suppliers for vegetables other than peas and spinach. The contract terms we enter into with various suppliers differ extensively with respect to length and provisions.

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
Logistics
Our distribution network is made up of our manufacturing facilities, warehouses, local distribution centers and third-party providers of services (such as transport). We outsource the majority of our distribution processes to third parties seeking to collaborate with shared sites and integrated transport networks. Our distribution network is well consolidated and aligned with our manufacturing footprint in the UK, Ireland, Germany, Italy, Sweden, France, Norway and Spain. From our manufacturing plants, our products are sent to regional distribution centers to be further distributed to local markets. Our primary distribution centers are used to consolidate both local production and imported products to be sold locally. These sites include Wisbech in the UK, Reken in Germany, Vitulazio, Latina and Parma in Italy, Lognes in France, Tonsberg and Moss in Norway and Marcilla in Spain.
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
•We consider the total packaging system when designing packaging, recognizing packaging plays an important role in terms of food safety, securing shelf life, convenience, communication as well as sustainability. We aim to minimize packaging material use. We work towards making all consumer packaging material recyclable and prioritize packaging material from sustainable origins.
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
Information Technology
Our IT systems are critical to operating and growing our business, in particular to our general operations and logistics functions but also to enable our teams to work from remote locations. A single SAP tool underpins the processes to support all of our operations and management reporting across countries with new tools being introduced to support Sales planning, S&OP and Net Revenue Management activities.

The IT architecture is designed as a consolidation platform enabling integration of future acquisitions. During 2020, Nomad finalized the migration of both the Goodfella's and Aunt Bessie's businesses onto the Nomad platform and the IT team are looking at ways to accelerate future integrations. We believe that the role of data and analytics will continue to increase in importance in decision-making, and we therefore intend to continue to enhance our capability to use such data and analytics in our decision-making process.

The ability to integrate potential new acquisitions quickly with little or no adverse business impact, while maintaining the low cost of ownership, is a fundamental requirement of our IT strategy. Additionally, we utilize an outsourced infrastructure service provider, maintaining best in class IT cost alongside improved capability to scale in line with business developments.
Intellectual Property
Good brand protection continues to be of significant importance to our business as we rely on our brands to implement our master brand strategy. We have a substantial trademark portfolio with around 1,750 trademarks across all of our markets. Our intellectual property is managed centrally, and we work closely with a third-party agency in respect of filings, renewals, recordings and the prosecution and enforcement of intellectual property matters internationally.
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
On December 31, 2020 we purchased the Findus brand in Switzerland and now own the Findus trademark in many countries globally as well as (among others) the brands Belviva (formerly Lutosa) in Belgium and La Cocinera in Spain and Andorra. We have secured registration for Nomad Foods in the European Union, United Kingdom, Norway and China and have pending applications for the name in the US.
Goodfella's and Aunt Bessie's joined our portfolio of brands in 2018 and are registered as European Union trademarks as well as national marks in other key markets of interest to the respective businesses. We have also secured registered protection for the new plant-based food sub-brand Green Cuisine across Europe and are currently in the process of securing registration in overseas territories of interest.
Material Contracts
Each material contract to which we have been a party for the preceding two years, other than those entered into in the ordinary course of business, is listed as an exhibit to this annual report and is summarized elsewhere herein.
Pensions
We operate a number of different pension schemes across our various countries of operation, the majority of which are defined contribution schemes. We operate defined benefit pension plans in Germany, Sweden, Italy, Switzerland and Austria which are all closed to new entrants, as well as various defined contribution plans in other countries, the largest of which include Sweden and the UK. Long term service awards and other employee benefits are also in operation in a number of countries.
Regulatory Matters
Our activities are subject to laws and regulations regarding food safety, the environment and occupational health and safety.

Food Safety Regulation
As a manufacturer of foods intended for human consumption, we are subject to extensive legislation and regulation both from the European Union, the EU Member States and European free trade association (EFTA) members and other European countries in which we operate. For the European Union, The European Commission, Directorate-General for Health and Food Safety is responsible for EU policy on food safety and health and for monitoring the implementation of related laws. The European Food Safety Authority advises the European Commission, the European Parliament and the EU Member States on food safety matters. EU Member States must ensure adequate enforcement, control and supervision of principles set forth in numerous EU Directives and Regulations and may be allowed to maintain or establish more stringent measures in their own legislation. Other European countries may follow the EU Directives and Regulations as is the case currently in the UK, but it may be that there are additional regulations to comply with on a country by country basis. These regulations govern the composition, manufacture, storage, handling, packaging, labeling, marketing and safety of our products. These regulations generally impose on food business operators an obligation to ensure that the operations under their control satisfy the relevant food law requirements and impose a mandatory traceability requirement along the food chain. The tracing information must be kept for a period of five years and upon request, must be made available to the relevant authorities.
In addition, we are subject to specific food hygiene legislation that establishes rules and procedures governing the hygiene of food products. This legislation sets forth specific rules governing the proper hygiene for food products of animal origin and sets forth microbiological criteria for food products. In addition, there are a number of other specific EU and local country requirements relating to specific matters such as contaminants, packaging materials and additives. The new Brexit Trade Agreement has resulted in substantial delays at Border Control Points for all food businesses due to the new level of documentation and checking which accompany food shipments across the UK to EU. Nomad products are frozen and maintained at a temperature below 18 degrees therefore there are no issues with food hygiene due to any delays or blockages which we may experience.
We are also subject to a broad range of European directives and regulations and local country requirements regarding the manufacture and sale of frozen foods for human consumption. These directives and regulations define technical standards of production, transport and storage of frozen foods intended for human consumption and require us to assure internal quality control at each stage of the “cold chain” and to implement any standards, as established by public authorities.

Listed below are the various internal due diligence procedures we have established to ensure continuous compliance with all relevant regulatory and food safety standards:

•implementing food hygiene principles across all production sites in accordance with food hygiene regulations;

•annual external auditing of our production sites conducted by independent compliance companies applying the British Retail Consortium Global Standard for Food Safety Issue 8, its European equivalent, the International Food Standard or the Global Food Safety Initiative. Currently 93% of our suppliers are also certified to one or more of these food safety management systems and it is our long-term objective to achieve 100% certification;

•ensuring that our Group’s Quality Management Systems comply with ISO 9001 with external audits to ISO or BRC standard;

•conducting internal audits covering all production sites as part of our internal audit program (including cross-audits where one site's audit team audits another's system);

•maintaining a risk-based microbiological and contaminant screening program, including screening for allergens, that covers raw materials and finished products; and

•holding monthly regulatory updates to assess emerging risk areas, update policies and review outstanding issues as part of the quality forum meeting which is attended by functional heads.
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
There are also specific labeling requirements for certain ingredients we use in our products. Local laws may also impose additional requirements with which we must comply.
Environmental Law
The European Commission, Directorate-General for the Environment is responsible for EU policy on the environment and for monitoring the implementation of related laws. The European Union has issued numerous directives relating to environmental protection, including those aimed at improving the quality of water, addressing air and noise pollution, assuring the safety of chemicals and setting standards for waste disposal and clean-up of contamination. European directives are given effect by specific regulations in Member States and applicable regulations have been implemented in each of the countries in which we conduct our manufacturing activities. In addition, there may also be further local regulation implemented at a country level in other European countries. Accordingly, our facilities must obtain permits for certain operations and must comply with requirements relating to, among others, water supply and use, water discharges and air emissions, solid and hazardous waste storage, management and disposal of waste, clean-up of contamination and noise pollution.
We are also subject to legislation designed to reduce energy usage and carbon dioxide emissions and also restrictions on the use of ozone depleting substances such as hydrochlorofluorocarbons ("HCFCs"). HCFCs are used in refrigeration systems and their use will be phased out as part of our normal maintenance, repair and replacement activities and we do not expect a need for significant incremental capital expenditures for this purpose.
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
Occupational Health and Safety
We have a legal responsibility to protect the health and safety of our employees, customers and any other persons who may be affected by our operations. We strive to provide a safe workplace; controlling and eliminating risks to health and wellbeing; ensuring that our facilities and the equipment within them are safe and that the environmental, health and safety procedures are both established and adhered to. We strive to ensure that dangerous articles and substances are transported, stored and used safely; provide adequate welfare facilities; provide workers with the information, instruction, training and supervision necessary to preserve and improve their health and safety; and consult with workers on health and safety matters. The COVID-19 pandemic has not impacted the majority of our occupational health compliance programs but due to the need to follow local government guidelines, the programs for the health monitoring of employees have needed to be suspended until such time as government guidelines will allow the programs to resume safely. This could give rise to an increased risk of health issues of employees not being picked up in a timely fashion as a result of the programs being suspended.

We aim to meet the European Framework Directive on Safety and Health at Work (89/391 EEC) ensuring we comply with all the local and European legislation in all the countries we have a presence, ensuring we share best practices and procedures across our business to continuously improve our safety and environmental performance whilst driving a positive safety culture.
We have established a Health and Safety Management System modeled on the international Occupational Health & Safety management system specification ISO 45001. 50% of our manufacturing facilities have achieved full accreditation to ISO 45001 to date including one of our manufacturing facilities in the UK and our manufacturing facilities in Spain, Italy and Germany.
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

The Global Insurance Program encompasses coverages such as directors and officers, property damage and business interruption, public liability, product liability, employer's liability, personal accident and travel, advertising, motor and marine.

C.    Organizational Structure
We (Nomad Foods Limited) are a holding company with 45 subsidiaries, all of which are wholly-owned by us. The following table provides a list of all of our significant subsidiaries and country of incorporation.

Name	Activity	Country of incorporation	Ownership as of December 31, 2020
Nomad Foods Europe Holdings Limited	Holding	England	100%
Nomad Foods Europe Holdco Limited	Holding	England	100%
Nomad Foods Europe Finco Limited	Holding	England	100%
Nomad Foods Europe Midco Limited	Holding/Finance	England	100%
Nomad Foods Bondco Plc	Finance	England	100%
Nomad Foods Lux S.à.r.l.	Finance	Luxembourg	100%
Nomad Foods Europe Limited	Management	England	100%
Birds Eye Limited	Trading	England	100%
Nomad Foods Europe Finance Limited	Finance	England	100%
Aunt Bessie's Limited	Dormant	England	100%
Birds Eye Ireland Limited	Trading	Republic of Ireland	100%
Birds Eye Ireland Oldco Unlimited Company	Non-Trading	Republic of Ireland	100%
Iglo Holding GmbH	Holding	Germany	100%
Iglo Nederland B.V.	Trading	Netherlands	100%
Iglo Belgium S.A.	Trading	Belgium	100%
Iglo Portugal	Trading	Portugal	100%
Iglo Austria Holdings GmbH	Holding	Austria	100%
C.S.I. Compagnia Surgelati Italiana S.R.L.	Trading	Italy	100%
Findus Sverige Holdings AB	Holding	Sweden	100%
Iglo GmbH	Trading	Germany	100%
Frozen Fish International GmbH	Trading	Germany	100%
Liberator Germany Newco GmbH	Property	Germany	100%
Iglo Austria GmbH	Trading	Austria	100%
Findus Sverige AB	Trading	Sweden	100%
Frionor Sverige AB	Holding	Sweden	100%
Findus Holdings France SAS	Holding	France	100%
Findus France SAS	Trading	France	100%
Findus Espana SLU	Trading	Spain	100%
Findus Danmark A/S	Trading	Denmark	100%
Findus Finland Oy	Trading	Finland	100%
Findus Norge AS	Trading	Norway	100%
Findus Norge Holding AS	Holding	Norway	100%
Toppfrys AB	Trading	Sweden	100%
Findus Switzerland AG	Trading	Switzerland	100%

D.    Property, Plant and Equipment
The following table sets forth information on the main manufacturing sites used by us in our business:

Facility	Products	Production (ktons)	Utilization %	Freehold/ Leasehold	Footprint
Boulogne, France	Fish Products	23	80%	Leasehold	Buildings: 11,000 m2
Bralanda, Sweden	Vegetables	10	35%	Freehold	Site: 80,000m2 Buildings: 40,000m2
Bremerhaven, Germany	Fish Products	107	97%	Leasehold	Site: 90,000 m2 Buildings: 30,000 m2
Cisterna, Italy	Vegetables, Free Flow Meals, Fish Fingers, Sofficini	82	74%	Freehold	Site: 269,560 m2 Buildings: 69,198 m2
Hull, UK	Yorkshire Puddings, Accompaniments & Desserts	26	65%	Freehold	Site: 39,000 m2 Buildings: 15,000 m2
Larvik, Norway	Vegetables, Free Flow Meals, Ready Meals	7	35%	Freehold	Site: 57,968 m2 Buildings: 7,246 m2
Loftahammar, Sweden	Bakery Products	2	45%	Freehold	Buildings: 5,300 m2 Site: 21,000 m2
Longford, ROI	Frozen Pizza Products	18	98%	Freehold	Buildings: 5,430 m2 Site: 35,280m2
Lowestoft, UK	Vegetables, Fish Products, Poultry, Potato, Beef Burgers	129	93%	Mixed	Site: 88,549 m2
Naas, ROI	Frozen Pizza Products	44	94%	Freehold	Buildings: 20,245 m2 Site: 82,475 m2
Reken, Germany	Vegetables, Free Flow Meals, Ready Meals, Special Foods	112	90%	Freehold	Buildings: 118,000 m2 Site: 43,000 m2
Rorschach, Switzerland	Pancakes, Ready Meals	5	65%	Freehold	Buildings: 8,500 m2 Site: 11,000 m2
Tonsberg, Norway	French Fries, Vegetables, Free Flow Meals	31	72%	Leasehold	Buildings: 30,000 m2 Site: 58,000 m2
Valladolid, Spain	Vegetables, Free Flow Meals, Ready Meals, Pastry Products, Pizza	18	62%	Freehold	Buildings: 50,000 m2 Site: 80,000 m2

For more information on property, plant and equipment see Note 12 “Property, plant and equipment”. We lease our principal executive offices located at No. 1 New Square, Bedfont Lakes Business Park, Feltham, Middlesex, TW14 8HA, which is 36,549 square feet in size.
Item 4A.    Unresolved Staff Comments
None.
Item 5.     Operating and Financial Review and Prospects
The following is a discussion of the financial condition and results of operations for the years ended December 31, 2020 and 2019. Discussion regarding our financial condition and results of operations for the year ended December 31, 2019 as compared to the year ended December 31, 2018 is included in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on February 27, 2020 (the "2019 Form 20-F").

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
The countries representing our top six markets collectively represented approximately 71% of the total Western European frozen food markets (in terms of retail sales value) and generated 80% of our revenue in 2020. We also sell our products in Ireland, Austria, Belgium (including the Belviva/Lutosa brand), Finland, Ireland, Portugal, Switzerland, Denmark, The Netherlands and Spain (including the La Cocinera brand). The brands under which we sell our products are “Birds Eye”, "Aunt Bessie's" and "Goodfella's" in the UK and Ireland, "San Marco" in the UK, “Findus” in Italy, France, Spain, Sweden, Switzerland and Norway and “Iglo” in Germany and other continental markets.
We currently operate fourteen manufacturing plants, two in Germany, two in Sweden, two in Norway, two in Ireland, two in the UK and one each in Spain, Italy, France and Switzerland.
COVID-19
With the spread of COVID-19, we have experienced a significant increase in demand and revenue growth, as consumers have increased their frozen food purchases for in-home consumption. One of our main objectives as this crisis unfolds is to maintain the availability of our products to meet the needs of our consumers. In response to increased demand, we have increased production. To date, we have not experienced material disruptions in our supply chain or operations, although we cannot assure you that this will not occur in the future. We were not materially affected by mandated lockdowns and other related restrictions and only experienced temporary disruptions in operations that were not material to our consolidated results for the year ended December 31, 2020.
We believe the steps we have taken to enhance our capital structure and liquidity over the last several years and months have strengthened our ability to operate through current conditions and we have not had to take any steps to access additional credit or capital as a result of COVID-19.
The business and economic environment is changing rapidly, and additional impacts may arise that we cannot currently anticipate. While there is still significant uncertainty about the ongoing impacts of the COVID-19 outbreak on the global economy and on our business, barring material business disruptions in our supply chain or otherwise or other negative developments discussed in our Risk Factors, including shutdowns of our facilities or reduced operations due to outbreaks of the virus, we anticipate continuing to meet the demand of consumers for our frozen food products. However, the elevated consumer demand we experienced in 2020 may not continue indefinitely and could decline, including if current demand tapers off due to the easing of the COVID-19 related outbreak and response. We are unable to predict how long this sustained demand will last or how significant it will be. We continue to communicate with and support our employees and customers, monitor and take steps to further safeguard our supply chain, operations, technology and assets, protect our liquidity and financial position, work toward our strategic priorities and monitor our financial performance as we seek to position the Company to withstand the current uncertainty related to this pandemic.

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
On March 13, 2020, the Company announced a share repurchase program to purchase up to an aggregate of $300.0 million of the Company’s ordinary shares. Acquisitions pursuant to the stock repurchase program may be made from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions. After the announcement, the Company entered into a series of open-market repurchases. As at December 31, 2020, 11,913,682 ordinary shares at an average price of $21.04, for aggregate gross costs of $250.9 million (€217.4 million) had been repurchased and canceled. Directly attributed transaction costs of €0.2 million were incurred.
On September 15, 2020, the Company repurchased by way of a Dutch auction a total of 18,061,952 shares at a clearing price of $25.50 per share amounting to the purchase price of $460.6 million (€389.3 million) which was paid to the prevailing shareholders with all shares canceled as of the same date. Directly attributed transaction costs of €1.9 million were incurred.
On December 31, 2020, we completed the Findus Switzerland AG acquisition for a provisional purchase price of €112.0 million which produces and sells frozen food in Switzerland. The deal extends the geographical reach of this brand, complementing the existing business model. The acquisition also included a production facility in Rorschach, Switzerland.

On January 11, 2021, the Company announced that it has entered into exclusive negotiations to acquire Fortenova Group’s Frozen Food Business Group, which includes Ledo, Frikom and other leading frozen brands.
Accounting for the Findus Switzerland Acquisition
We have reflected the Findus Switzerland acquisition in our consolidated financial statements prepared in accordance with IFRS from the date of the acquisition, December 31, 2020.
We have accounted for the acquisition using the purchase method as required by IFRS 3 "Business Combinations". The net assets of the acquisition have been adjusted to fair value as of December 31, 2020, the date when control passed to us, however, the valuation of the business has not been completed, with the difference between the consideration paid and the book value of assets valued being provisionally allocated to goodwill. IFRS 3 "Business Combinations" allows the Company a year after the acquisition date in which to finalize the purchase price allocation.

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
One significant acquisition was made in 2020 as disclosed in Note 14 in Item 18. The accounting for this is provisional and will be finalized within twelve months of the acquisition date.
Carrying value of goodwill and brands
As of December 31, 2020, the Company has reported Goodwill of €1,938.0 million as well as indefinite-lived brands of €2,041.8 million. The Company’s goodwill and brand values have been allocated based on the enterprise value at acquisition of each cash generating unit. Goodwill is monitored at an operating segment level for which Nomad has one reporting and operating segment, ‘Frozen'. As required by IAS 36 “Impairment of Assets”, an annual review of the carrying amount of the goodwill and the indefinite life brands is carried out to identify whether there is any impairment to these carrying values. This is performed in the fourth quarter of each year. A qualitative review is performed to coincide with all interim reporting periods, which is extended to a full review where indicators of impairment are identified. Indicators of impairment include a sustained decrease in our market capitalization or sustained deterioration in any factor that affects profitability, such as market share or competition. The review is performed using the discounted cash flows model whereby a comparison of the carrying values to the value in use is made. As there is one reporting and operating segment, value in use is calculated as the net present value of the projected risk-adjusted cash flows of the Company as a whole.

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
The discount rate is calculated using a capital asset pricing model to determine a weighted average cost of capital expected by a market participant. Observable market data is used, including available information on comparable companies, such as expected rates of return and equity structure. These variables are influenced by macroeconomic factors and an increase in these variables could reduce the present values of future cash flows in the model. A pre-tax discount rate of 5.8% was applied to the cash flows in the 2020 review, as well as a long-term growth rate of 1%. Neither of these assumptions reflect the long-term assumptions used by the Company for investment planning.
Impairment was not required as at December 31, 2020. Valuations derived from the discounted cash flow model indicate a sufficient amount of headroom for which any reasonably possible change to key assumptions is unlikely to result in an impairment of the related goodwill and brands.
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
Since defined benefit pension schemes and post-employment benefit schemes are measured on a discounted basis, the discount rate applied has an impact on the expense and obligation recognized. These discount rates are determined by reference to market yields at the end of the reporting period on high quality corporate bonds, except for Sweden where a deep market does not exist, where mortgage bonds are used. Our significant schemes operate in Germany and Sweden, where discount rates of 0.55% and 1.05% have been applied. A 1% increase in discount rates used throughout the Company would decrease the obligation by €62.0 million, whilst a 1% decrease in discount rates would increase the obligation by €82.7 million. The impact on profit before tax in either scenario is not significant. Management consider the discount rate to be the most significant assumption. Note 23 in Item 18 contains additional details on the schemes and obligation, including a sensitivity analysis over other key assumptions.
Uncertain tax positions
The Company actively seeks to manage tax exposures by proactively engaging with local tax authorities and applying for Advanced Pricing Agreements where appropriate. Where tax exposures can be quantified, an accrual for uncertain tax positions is made based on best estimates with regard to the amounts expected to be paid to the relevant tax authority. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could in future periods experience adjustments to these accruals. The factors considered include the progress of discussions with the tax authorities and the level of documentary support for historical positions taken by previous owners.
Recently Issued and Not Yet Adopted Accounting Pronouncements under IFRS
Information relating to “IFRSs recently issued and not yet adopted” are described in detail and are reported in Note 2 to the Financial Statements.

A.    Operating Results
Overview of Results

	Year ended December 31, 2020	Year ended December 31, 2019
	€m	€m
Statement of Income data:
Revenue	2,515.9	2,324.3
Cost of sales	(1,753.4)	(1,626.4)
Gross profit	762.5	697.9
Other operating expenses	(382.7)	(359.9)
Exceptional items	(20.6)	(54.5)
Operating profit	359.2	283.5
Finance income	4.7	2.5
Finance costs	(68.4)	(75.7)
Net finance costs	(63.7)	(73.2)
Profit before tax	295.5	210.3
Taxation	(70.4)	(56.7)
Profit for the period	225.1	153.6
The table below presents certain additional key performance indicators:

	Year ended December 31, 2020	Year ended December 31, 2019
(€ in millions, except percentages)	€m	€m
Gross margin(1)	30.3%	30.0%
Adjusted EBITDA(2)	466.8	432.0
Adjusted EBITDA margin(3)	18.6%	18.6%

(1)Gross Margin. Gross margin represents gross profit as a percentage of revenue for the relevant period.
(2)Adjusted EBITDA. EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share-based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis. Accordingly, the information has been disclosed in this annual report to permit a more complete and comprehensive analysis of our operating performance. You should exercise caution in comparing our Adjusted EBITDA with similarly titled measures of other companies, as the definition may not be comparable. Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.
(3)Adjusted EBITDA Margin. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue for the relevant period. Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures and you should not consider them an alternative or substitute to operating profit or operating margin as a measure of operating performance.

The following table reconciles profit for the period to Adjusted EBITDA for the relevant period as follows:

	Year ended December 31, 2020	Year ended December 31, 2019
	€m	€m
Profit for the period	225.1	153.6
Taxation	70.4	56.7
Net financing costs	63.7	73.2
Depreciation and amortization	67.6	68.3
Exceptional items (1)	20.6	54.5
Other add-backs (2)	19.4	25.7
Adjusted EBITDA	466.8	432.0

(1)Elimination of exceptional items which management believes are non-recurring and do not have a continuing impact. Details of what has been identified as exceptional is included in the Results of Operations for each reporting period as set out in this item and in Item 5 of the 2019 Form 20-F.
(2)Represents the elimination of share-based payment charges and related employer payroll expense of €12.1 million (2019: €22.4 million) and elimination of non-operating M&A related costs, professional fees, transaction costs and purchase accounting related valuations of €7.3 million (2019: €3.3 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
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
Adjusted EBITDA. EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments, CoA alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share-based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.
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
A significant portion of our operations have functional currencies other than Euro (including Pound Sterling, Norwegian Krone, Swedish Krona and Swiss Franc). In preparing our financial statements, translations in currencies other than our functional currency are recognized at the rates of exchange prevailing at the dates of transaction. Accordingly, our results for each of the periods presented below have been impacted by fluctuations in foreign exchange rates. Where material, the impact of translation of currency on results has been provided. For a discussion on strategies to mitigate the effect of these fluctuations see Note 33 "Financial risk management".

Results of Operations for the Year Ended December 31, 2020 and the Year Ended December 31, 2019

	Year ended December 31, 2020	Year ended December 31, 2019
Statement of Income data:	€m	€m
Revenue	2,515.9	2,324.3
Cost of sales	(1,753.4)	(1,626.4)
Gross profit	762.5	697.9
Other operating expenses	(382.7)	(359.9)
Exceptional items	(20.6)	(54.5)
Operating profit	359.2	283.5
Finance income	4.7	2.5
Finance costs	(68.4)	(75.7)
Net finance costs	(63.7)	(73.2)
Profit before tax	295.5	210.3
Taxation	(70.4)	(56.7)
Profit for the period	225.1	153.6

Revenue for the year ended December 31, 2020 was €2,515.9 million (year ended December 31, 2019: €2,324.3 million). The 8.2% revenue increase was driven by organic growth of 8.7%, a measure which excludes the impact of the additional day in the year and the impact of translational foreign exchange compared to the year ended December 31, 2019.
Gross profit, defined as revenue less cost of sales, increased €64.6 million to €762.5 million for the year ended December 31, 2020 from €697.9 million for the year ended December 31, 2019. The increase in gross profit was driven by the increase in revenue and an improvement in gross margin. Gross Margin, defined as gross profit as a percentage of revenue, grew by 30 basis points to 30.3% from 30.0% in the year ended December 31, 2019 primarily due to:

•A 160 basis points benefit from pricing, promotional efficiencies and product mix; and
•A 130 basis points decrease due to cost of goods inflation.
Other operating expenses increased to €382.7 million for the year ended December 31, 2020 (year ended December 31, 2019: €359.9 million). The increase of €22.8 million was driven by increased Advertising and Promotion to support the Company's commercial initiatives, and an increase in Indirect costs as a result of the Company's employee incentive program.
Exceptional items of €20.6 million were incurred in the year ended December 31, 2020 (year ended December 31, 2019: €54.5 million). Included in this charge are (i) a charge of €17.8 million from the release of indemnification assets, (ii) expenses related to integrating the Goodfella’s pizza business and Aunt Bessie's business of €4.0 million (year ended December 31, 2019: €12.5 million), (iii) expenses for the Findus Group integration which relates to the roll-out of the Nomad ERP system of nil (year ended December 31, 2019: €3.5 million), (iv) expenses of €10.0 million relating to a three-year factory optimization program which was initiated in 2018 (year ended December 31, 2019: €5.7 million), (v) expenses related to preparations for the potential adverse impacts of the United Kingdom exiting the European Union ("Brexit") of €1.6 million (2019: €1.6 million), (vi) expenses associated with the start of a multi-year, enterprise-wide transformation and optimization program of €2.3 million (2019: nil), and (vii) expenses related to the integration of the Findus Switzerland business of €0.3 million (2019: nil).
Offsetting these charges are a net income on settlement of legacy matters relating to periods prior to acquisition of businesses by the Company of €2.9 million (year ended December 31, 2019: income of €9.2 million), as well as net income associated with supply chain reconfiguration, which in 2020 is a gain recognized on reaching an agreement to end the leasehold on a cold store in Sweden of €12.5 million (year ended December 31, 2019: net income of €3.6 million).

    Net finance costs of €63.7 million in the year ended December 31, 2020 (year ended December 31, 2019: €73.2 million) include €58.1 million of interest payable on long term borrowings, lease liabilities and other cash pay interest expenses net of hedges (year ended December 31, 2019: €57.2 million), losses on derivatives designated as fair value through profit and loss of €5.6 million (year ended December 31, 2019: €8.8 million), €2.7 million of other interest and finance costs (year ended December 31, 2019: €3.8 million) and a €2.0 million of amortization of capitalized borrowing costs (year ended December 31, 2019: €2.0 million). This is offset by finance income of €0.7 million (year ended December 31, 2019: €2.5 million) and a gain of €4.0 million resulting from the translation of foreign currency-denominated financial assets and liabilities into Euros (year ended December 31, 2019: loss of €3.9 million).
There was a tax charge in the year ended December 31, 2020 of €70.4 million based on the underlying taxable profits. A taxation charge of €56.7 million was booked in the year ended December 31, 2019. This difference is principally caused by higher profits and the impact of an increase in tax rates on deferred tax balances, offset in part by the release of historic tax provisions where the risk is now time barred.
As noted in Item 3:D. Risk Factors, the future performance of the business is affected by a range of governmental economic, fiscal, monetary and political factors. In particular, the duration, spread and intensity of the COVID-19 pandemic and the outcome of Brexit negotiations could have a material impact on the future results of the business.
B.    Liquidity and Capital Resources
Overview
We believe that cash flow from operating activities, available cash and cash equivalents and our access to our revolving credit facility will be sufficient to fund our liquidity and other requirements for at least the next 12 months. At December 31, 2020, we had €471.4 million of total liquidity, comprising €393.2 million in cash, €25.0 million held in a short-term investment, and €63.9 million of available borrowings under our revolving credit facility, offset by bank overdrafts of €10.7 million. We also expect to continue to raise cash through equity and debt offerings to support the strategic aims of the Company when it is advisable to do so and market conditions allow. In addition, we may enter into working capital related facilities including receivables financing, reverse factoring and supply chain financing to support the requirements of the business. Our principal liquidity requirements are for working capital and general corporate purposes, including capital expenditures and debt service, as well as to identify and effect strategic acquisitions, including the potential acquisition of Fortenova Group's Frozen Food Business Group.
As a holding company, we depend on our receipt of cash dividends from our operating subsidiaries. For more information, see Item 3D: Key Information - Risk Factors - We are a holding company whose principal source of operating cash is the income received from our subsidiaries.
Restricted Cash
Nomad had cash and cash equivalents of €393.2 million at December 31, 2020, of which €0.1 million was restricted. This compares with cash and cash equivalents of €826.1 million at December 31, 2019 of which €0.1 million was restricted. Cash may be restricted for reasons including, but not limited to collateral as support for issuance of guarantees, or funds held in escrow accounts.
Cash Flows
Our primary sources of liquidity for the periods reported were cash flow from operations. Cash flows from financing activities have in the past included, among other things, borrowings under credit facilities and high yield notes, together with cash raised through the issuance of shares. Our liquidity requirements arise primarily from the need to meet debt service requirements, to fund capital expenditures, to meet working capital requirements and to fund pension and tax obligations. Cash flows generated from operating activities together with cash flows generated from financing activities, have historically been sufficient to meet our liquidity needs.

The following table summarizes net cash flows with respect to our operating, investing and financing activities for the periods indicated:

	Year ended December 31, 2020	Year ended December 31, 2019
	€m	€m
Net cash provided by operating activities	457.0	315.4
Net cash used in investing activities	(171.4)	(73.8)
Net cash (used in)/provided by financing activities	(714.8)	251.4
Net (decrease)/ increase in cash and cash equivalents	(429.2)	493.0
Cash and cash equivalents at end of the period	382.5	824.8

Net Cash Provided by Operating Activities
Net cash provided by operating activities was €457.0 million for the year ended December 31, 2020, was up from €315.4 million for the year ended December 31, 2019. The €141.6 million increase was primarily due to working capital changes of €175.1 million, offset by cash flows relating to tax of €82.9 million compared to €45.6 million in the year ended December 31, 2019.
Net Cash Used in Investing Activities
Net cash used in investing activities was €171.4 million for the year ended December 31, 2020, compared to net cash used in investing activities of €73.8 million for the year ended December 31, 2019. The outflow in the year ended December 31, 2020 included the purchase of Findus Switzerland for €112.0 million, and capital expenditures.
Net Cash Provided by Financing Activities
Net cash used in financing activities was €714.8 million for the year ended December 31, 2020, compared to net cash provided by financing activities of €251.4 million for the year ended December 31, 2019. The outflow in the year ended December 31, 2020 relates primarily to the purchase of our shares of €608.6 million, including €389.3 million in connection with a tender offer, a repayment of €11.7 million of debt as well as cash outflows of €20.3 million for the payment of lease liabilities which were previously classified within operating cash flows.
Capital Expenditures
Our capital expenditures as of December 31, 2020 consisted, and in 2021 we expect to consist of, primarily expenditures for factory capacity expansion and maintenance, cost savings projects, information systems, innovation, regulatory compliance and other items. Capital expenditure is expected to increase in 2021 as the Company continues to grow but also due to the execution of its multi-year business transformation program which will include the implementation of new systems. The anticipated source of such funds for such capital expenditures are cash flow from operating activities, available cash and cash equivalents and our revolving credit facility.
The following table sets forth our capital expenditures for the periods indicated, including as a percentage of revenue:

	Year ended December 31, 2020	Year ended December 31, 2019
	€m	€m
Capital expenditures	58.7	47.3
Capital expenditure as a % of revenue	2.3%	2.0%

Trade Receivables - Factoring
To assist in managing operating cash flow, we have entered into non-recourse factoring arrangements whereby we may sell specific account receivables to one or more external financial institutions. Under the terms of such arrangements, the Company may continue to collect the cash from the customer receivables sold, albeit acting solely as a collecting agent on behalf of the purchaser of receivables. The Company retains no credit loss exposure to the receivables following sale. As a consequence, the risks and rewards of ownership are considered to have been transferred at the date of sale. Factoring fees associated with the sale of factored receivables for the year ended December 31, 2020 were minimal (2019: minimal). No receivables were factored at the end of December 31, 2020 (2019: €nil), due to sufficient liquidity resources available to the Company. However, such facilities may continue to be drawn in future periods for strategic purposes.

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

Debt

Senior Facilities Agreement

We maintain a syndicated senior facilities agreement with certain finance parties and lenders, originally dated July 3, 2014, as subsequently amended and restated on October 23, 2015, April 28, 2017, December 20, 2017 and June 15, 2018 (the “Senior Facilities Agreement”). Credit Suisse AG, London Branch, is currently both the facility agent and security agent.

The Senior Facilities Agreement governs our term loan facilities and our revolving credit facility.

Term Loan Facilities

U.S. Dollar Denominated Term Loan Facility

The U.S. Dollar (USD) denominated term loan facility consists of term loans in an aggregate principal amount of $926.0 million. The USD denominated term loans bear interest at a rate per annum equal to LIBOR (subject to a zero floor) plus 2.25% per annum. As of December 31, 2020, the amount outstanding under the USD denominated term loan facility was accruing interest at a rate of 2.41% per annum.

Euro Denominated Term Loan Facility

The Euro (EUR) denominated term loan facility consists of term loans in an aggregate principal amount of €553.2 million. The EUR denominated term loans bear interest at a rate per annum equal to EURIBOR (subject to a zero floor) plus 2.75% per annum. As of December 31, 2020, the amount outstanding under the EUR denominated term loan facility was accruing interest at a rate of 2.75% per annum.

Both the USD denominated term loan facility and the EUR denominated term loan facility are fully drawn and mature on May 15, 2024.

Revolving Credit Facility

The Senior Facilities Agreement provides for an €80.0 million revolving credit facility, of which up to €50 million can be used for the issuance of letters of credit and other ancillary facilities. The revolving credit facility matures on May 15, 2023 and bears interest at a rate per annum equal to LIBOR or, in relation to any loan in Euro, EURIBOR (subject in each case to a zero floor), plus the applicable margin. The applicable margin is 2.75% per annum. Interest on the revolving credit facility is payable at the end of each interest period. As of December 31, 2020, the amount outstanding under the revolving credit facility by way of issued letters of credit and bank guarantees was €16.1 million.

Indebtedness at December 31, 2020

As of December 31, 2020, we had approximately €1,695.3 million (December 31, 2019: €1,787.9 million) of indebtedness outstanding under our term loan facilities and no amounts outstanding under our revolving credit facility, other than €16.1 million (December 31, 2019: €17.2 million) in relation to stand-by letters of credit and bank guarantees.

Terms of the Senior Facilities Agreement

The Senior Facilities Agreement contains certain customary operating covenants (certain of which are not applicable depending on the ratio of Consolidated Total Net Debt to Consolidated EBITDA) and other customary provisions relating to events of default, including non-payment of principal, interest or fees, misrepresentations, breach of covenants, creditor process, cross default to other indebtedness of the borrowers and its subsidiaries. If, in respect of any Relevant Period, the aggregate amount of: (i) all Revolving Facility Loans; (ii) drawn Letters of Credit; and (iii) Ancillary Outstanding’s (but excluding Ancillary Outstanding’s by way of undrawn letters of credit and undrawn bank guarantees under the relevant Ancillary Facility) calculated as at the last day of each such Relevant Period, is equal to or exceeds 40% of the Total Revolving Facility Commitments as at such date, Debt Cover in respect of that Relevant Period shall not exceed 8.00:1. (Each of the foregoing terms is defined in the Senior Facilities Agreement). As of December 31, 2020, we were in compliance with all financial and other covenants contained in our Senior Facilities Agreement.

The USD denominated term loans include the requirement to repay 1% of original issued notional per annum. In addition to the mandatory 1% per annum amortization, the Senior Facilities Agreement also includes an excess cash flow calculation whereupon an amount of principal shall be repaid based upon terms including cash generated during the year and Company leverage. As of December 31, 2020, no excess cash is expected to be paid out in 2021 related to 2020.

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

As a result of decisions taken by national regulators, LIBOR and EURIBOR may become phased out and replaced by an alternative reference index. If LIBOR or EURIBOR ceases to exist, we will need to renegotiate our Senior Facilities Agreement with our lenders and associated cross currency interest rate swaps. Our expectation is that both debt agreements and hedging contracts will be aligned to the new benchmarks as they become known, and as such it is highly probable that the existing hedging relationships can be continued. it is expected that the transition to the new benchmarks will occur in 2021.

Fixed Rate Senior Secured Notes due 2024

On May 3, 2017, we entered into an indenture with Nomad Foods Bondco Plc and Deutsche Trustee Company Limited as trustee, pursuant to which we issued €400.0 million of 3.25% Fixed Rate Senior Secured Notes due May 15, 2024, payable semi-annually in arrears. The Fixed Rate Senior Secured Notes are currently admitted to the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF Market. As of December 31, 2020, we had €400.0 million of Fixed Rate Senior Secured Notes outstanding.

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

Intercreditor Agreement

The finance parties under the Senior Facilities Agreement and the holders of the Fixed Rate Senior Secured Notes share the benefit of a security and guarantee package. The rights and obligations of the senior creditors and other creditors (including intra-group creditors) between themselves is controlled by an Intercreditor Agreement originally dated June 3, 2014, as subsequently amended and restated on April 28, 2017.

Pension Plans
We maintain defined benefit pension plans in Germany, Sweden, Switzerland, Italy and Austria as well as various defined contribution plans in other countries. In addition, an unfunded post-retirement medical plan is operated in Austria. The defined benefit pension plans are partially funded in Germany and Austria and unfunded in Sweden and Italy. In Switzerland, the plan obligations are met via a contract with a collective foundation that offers a fully insured solution to provide a contribution-based cash balance retirement plan. With the exception of Switzerland, the defined benefit pension plans are closed to new entrants and there is no current requirement to fund the deficit in any plan. We also maintain various defined contribution pension plans in other countries, the largest of which include Sweden and the UK. In most countries, long term service awards are in operation.
For accounting purposes, as of December 31, 2020 (based on the assumptions used), the deficit for the net employee benefit obligations equaled €276.2 million (December 31, 2019: €237.5 million).
For the year ended December 31, 2020 pension costs related to defined benefit, defined contributions and long-term benefit plans equated to €17.3 million (2019: €16.8 million; 2018: €16.9 million). This includes all costs related to the pension schemes and other long-term benefits plans as well as associated interest costs.
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
D.    Trend information
We are subject to the following key industry trends and challenges which have impacted, and may continue to impact, our business, operations and financial performance:

1.Consumer Preferences. Consumer preferences drive demand for our products. There are a number of trends in consumer preferences which are having an impact on us and the frozen food industry as a whole. These include preferences for speed, convenience and ease of food preparation; natural, nutritious and well-proportioned meals; and products that are sustainably sourced and produced and are otherwise environmentally friendly. Our results of operation depend in large part on the continued appeal of our products and, given the varying backgrounds and tastes of our customer base, our ability to offer a sufficient range of products to satisfy a broad spectrum of preferences. For example, there is a growing trend towards greater consumption of vegetarian and vegan foods, especially by meat eaters, which resulted in 41% of households in the UK purchasing meat substitutes in 2020. In order to address consumer needs and ensure the continued success of our products, we aim to introduce new products, renovate core products and extend existing product lines on a timely basis.

2.Competition. In addition to the competition we face from traditional, well-established branded frozen food manufacturers, over the last few years we have seen increased competition from the discounter channel. Discounters are supermarket retailers which offer food and grocery products at discounted prices and which typically focus on non-branded rather than branded products. The discounter channel has been growing at a faster rate than the traditional retailer channels over the last several years. To address this growing trend, we continue to pursue opportunities to increase our presence with the discounter channel, particularly the hard discounter channel. With the growth of the discounter channel, in an effort to compete, our traditional retail customers have increased their offering of their own private label products. Because these customers control the shelf space allocations within their stores, they may allocate more shelf space to their private label products in accordance with their respective promotional strategies. To address decreases in shelf space allocated to our products, we have expanded our focus on “category management projects". We have been chosen to lead category management projects by several retailers and provide objective advice regarding the strategic development of our food categories. As we increase our influence with retailers, we expect this will translate into an increased share of shelf space and provide more favorable positioning of our products relative to the competition.

3.Shopping Habits. The online grocery retail channel is growing faster than traditional grocery retail formats across developed markets. Consumers with increasingly busy lifestyles are choosing the online grocery channel as a more convenient and faster way of purchasing their food products and are also increasingly using the internet for meal ideas. Frozen foods particularly benefit from the online channel as the advantages to the consumer of outsourcing transportation of frozen food to the retailer are greater than in other categories, and also because some of the barriers to purchasing in-store (e.g. colder aisles) are removed for the consumer online. We are responding to the growing consumer shift to digital and mobile technologies, particularly in the UK, by investing in technology platforms and partnering with retailers that are executing their own e-commerce strategies to meet changing consumer habits. As a result of the COVID-19 pandemic, we have seen a shift in consumer behavior due to social distancing measures in physical stores and requirements for vulnerable people to self-isolate. This has resulted in increased sales in the e-commerce channel as consumers choose to shop online rather than in physical stores. In order to limit their potential exposure to COVID-19 we have seen consumers shop less often but consumers have increased their shopping basket size per visit. This has led to higher proportion of our sales coming from our top 10 customers.
E.    Off-balance sheet arrangements
We did not have any material off-balance sheet arrangements during the reported periods.
F.    Tabular disclosure of contractual obligations
The following table summarizes our estimated material contractual cash obligations and commercial commitments as of December 31, 2020, and the future periods in which such obligations are expected to be settled in cash:

	Cash payments due by period
(€ in millions)	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long term debt	1,706.5	7.8	15.6	1,683.1	—
Long term debt—interest (1)	161.0	46.6	94.0	20.4	—
Cross currency interest rate swap payments (2)	1,174.4	38.5	1,135.9	—	—
Cross currency interest rate swap receipts (2)	(1,093.6)	(34.6)	(1,059.0)	—	—
Forward contracts - Sell (2)	677.3	677.3	—	—	—
Forward contracts - Buy (2)	(647.5)	(647.5)	—	—	—
Lease liabilities and operating leases (3)	87.6	19.1	27.0	13.4	28.1
Purchase commitments (4)	704.1	338.3	222.6	94.3	48.9
Total (5)	2,769.8	445.5	436.1	1,811.2	77.0

(1)Represents estimates of future interest payable, which will depend upon the timing of cash flows as well as fluctuations in the applicable interest rates and the Company’s debt structure. These forecasts have been compiled using the debt structure as at December 31, 2020 with constant foreign exchange and interest rates until the debt matures in 2024.
(2)Cross currency interest rate swap payments and forward contracts are presented alongside receipts to show the net liability.
(3)Excludes contractual annual increases linked to inflation indices.
(4)Represents capital and raw material expenditures as well as long term service contracts which we have committed to make but which are not yet payable.
(5)Retirement benefit obligations of €276.2 million are not presented above as the timing of the settlement of these obligations is uncertain. Certain long-term liabilities related to income taxes, insurance accruals, other accruals and provisions included on the consolidated balance sheet are excluded from the above table as we are unable to estimate the timing of payments for these items.
G.    Safe harbor
See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this annual report.

Item 6.    Directors, Senior Management and Employees
A.    Executive Officers and Directors
The following table lists each of our executive officers and directors and their respective ages and positions as of February 19, 2021.

Name	Director since	Age	Position
Sir Martin E. Franklin	April 4, 2014	56	Co-Chairman
Noam Gottesman	April 4, 2014	59	Co-Chairman
Ian G.H. Ashken	June 16, 2016	60	Director
Stéfan Descheemaeker	June 1, 2015	60	Chief Executive Officer and Director
Jeremy Isaacs CBE	February 16, 2016	56	Director
James E. Lillie	May 28, 2015	59	Director
Stuart MacFarlane	May 8, 2019	53	Director
Lord Myners of Truro CBE	April 4, 2014	72	Lead Independent Director
Victoria Parry	February 16, 2016	55	Director
Simon White	November 30, 2016	62	Director
Samy Zekhout	April 1, 2018	58	Chief Financial Officer and Director

Set forth below is a brief biography of each of our executive officers and directors.
Sir Martin Ellis Franklin, KGCN, our co-founder and co-Chairman is the founder and CEO of Mariposa Capital, LLC, a Miami-based family investment firm focused on long-term value creation across various industries, and Chairman and controlling shareholder of Royal Oak Enterprises, LLC. Sir Martin is also the Founder and Executive Chairman of Element Solutions Inc (previously known as Platform Specialty Products Corporation), and co-Chairman of APi Group Corporation (previously known as J2 Acquisition Limited). Sir Martin was the co-founder and Chairman of Jarden Corporation ("Jarden") from 2001 until April 2016 when Jarden merged with Newell Brands Inc ("Newell"). Sir Martin became Chairman and Chief Executive Officer of Jarden in 2001, and served as Chairman and Chief Executive Officer until 2011, at which time he began service as Executive Chairman. Prior to founding Jarden in 2001, Sir Martin served as the Chairman and/or Chief Executive Officer of three public companies: Benson Eyecare Corporation, Lumen Technologies, Inc., and Bollé Inc. between 1992 and 2000. In the last five years, Sir Martin served as a director of the following public companies: Newell Brands, Inc., Restaurant Brands International Inc. and Burger King Worldwide, Inc. (until its transaction with Tim Hortons, Inc. and the creation of Restaurant Brands International Inc. in December 2014).
Noam Gottesman, our co-founder and co-Chairman is the Founder and Managing Partner of TOMS Capital LLC, which he founded in 2012. Mr. Gottesman is co-CEO and director of Go Acquisition Corp., a Delaware blank check company. Mr. Gottesman serves as a non-executive director of Radius Global Infrastructure Inc. (previously known as Digital Landscape Group, Inc. and prior to that known as Landscape Acquisition Holdings Limited), a global aggregator of real property interests underlying wireless telecommunications cell sites. Mr. Gottesman was the co-founder of GLG Partners Inc. and its predecessor entities where he served in various chief executive capacities until January 2012. Mr. Gottesman served as GLG’s chief executive officer from September 2000 until September 2005, and then as its co-chief executive officer from September 2005 until January 2012. Mr. Gottesman was also chairman of the board of GLG following its merger with Freedom Acquisition Holdings Inc. and prior to its acquisition by Man Group plc. Mr. Gottesman co-founded GLG as a division of Lehman Brothers International (Europe) in 1995 where he was a Managing Director. Prior to 1995, Mr. Gottesman was an executive director of Goldman Sachs International, where he managed global equity portfolios in the private client group.
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
Stéfan Descheemaeker was appointed as the Chief Executive Officer of the Company on June 1, 2015. He was previously at Delhaize Group SA, the international food retailer, where he was Chief Financial Officer between 2008 and 2011 before becoming Chief Executive Officer of its European division until October 2013. Since leaving Delhaize Group SA, Mr. Descheemaeker held board positions with Telenet Group Holdings N.V. and Group Psychologies, served as an industry advisor to Bain Capital and is currently a professor at the Université Libre de Bruxelles. Between 1996 and 2008, Mr. Descheemaeker was at Interbrew (now Anheuser-Busch InBev "ABInBev") where he was Head of Strategy & External Growth responsible for managing M&A and strategy, during the time of the merger of Interbrew and AmBev in 2004, and prior to that he held operational management roles as Zone President in the U.S., Central and Eastern Europe, and Western Europe. Mr. Descheemaeker started his career with Cobepa, at that time the Benelux investment company of BNP-Paribas. Mr. Descheemaeker served as a Director on the Board of ABInBev, a position he has held from 2008 to 2019. Since June 2019, SDS Invest S.A represented by. Mr. Descheemaeker has served as Chairman of the Board of Verlinvest.

Jeremy Isaacs is a Founding Partner of JRJ Group. At JRJ Group, Mr. Isaacs is closely involved with the implementation and guidance of fund strategy, as well as the development and execution of portfolio company strategy. Prior to establishing JRJ Group, in late 2008, Mr. Isaacs held senior executive positions with Lehman Brothers with responsibility for businesses outside North America. Mr. Isaacs serves as a non-executive director of Marex Spectron and Go Acquisition Corp. and served as a non-executive director of Landscape Acquisition Holdings Limited from November 2017 until its business combination with Associated Partners in February 2020. He participates in numerous philanthropic activities, holding a range of positions, including Trustee of The J Isaacs Charitable Trust, and Trustee of the Noah’s Ark Children’s Hospice. Mr. Isaacs is an Honorary Fellow of the London Business School. He served as non-executive director of Imperial College Healthcare NHS Trust from October 2013 to September 2016, and was a member of the British Olympic Advisory Board between 2007 and 2012 and a member of the Bridges Development Fund Advisory Board between 2008 and March 2018. Mr. Isaacs was appointed Commander of the Order of the British Empire (CBE) in the 2015 Queen’s Birthday Honours for his services to the NHS. In May 2019, Mr. Isaacs received Doctor of Philosophy Honoris Causa from the Haifa University, Israel.
James E. Lillie has served as co-Chairman of APi Group Corporation since October 2019, and previously served as its director from October 2017. Mr. Lillie has also served on the board of directors of Tiffany & Co. from February 2017 to January 2021. He served as Jarden’s Chief Executive Officer from June 2011 until the consummation of Jarden’s business combination with Newell in April 2016. He joined Jarden in 2003 as Chief Operating Officer and was named President in 2004 and CEO in June 2011. From 2000 to 2003, Mr. Lillie served as Executive Vice President of Operations at Moore Corporation, Limited. From 1999 to 2000, he served as Executive Vice President of Operations at Walter Industries, Inc., a Kohlberg, Kravis, Roberts & Company (KKR) portfolio company. From 1990 to 1999, Mr. Lillie held a succession of senior level management positions across a variety of disciplines including human resources, manufacturing, finance and operations at World Color, Inc., another KKR portfolio company.

Stuart MacFarlane joined the Whitbread Beer Company in 1992, which was later acquired by Interbrew and, subsequently ABInBev. At ABInBev, Mr. MacFarlane held various senior roles throughout the course of his career, including in Finance, Marketing, Sales and as Managing Director for the company's business in Ireland. He was appointed President of ABInBev UK & Ireland in 2008 and in 2012 became a member of the Executive Board of Management, serving as President of Central & Eastern Europe. Mr. MacFarlane most recently served as ABInBev's President of a combined Europe & Middle East from 2014 to May 2019. Mr. MacFarlane is served as a director and member of the Corporate Governance Committee of Anadolu EFES, a brewer company, until May 28, 2019. He previously served as a director of ABI-EFES Russia & Ukraine, a joint venture of Anadolu EFES and ABInBev. Mr. MacFarlane has a degree in Business Studies from Sheffield University in the UK and is also a qualified Chartered Management Accountant.

Lord Myners is Chancellor of the University of Exeter and a member of Court and Council of the London School of Economics and Political Science. He served as the Financial Services Secretary in Her Majesty’s Treasury, the United Kingdom’s finance ministry, from October 2008 to May 2010. Prior to his service at the Treasury, Lord Myners served as chairman or a member of the board of several organizations, including as chairman of Guardian Media Group from 2000 to 2008, director of GLG Partners Inc. from 2007 to 2008, Director of Land Securities Group plc from 2006 to 2008 (chairman from 2007 to 2008), chairman of Marks & Spencer plc from 2004 to 2006, and chairman of Aspen Insurance Holdings Ltd from 2002 to 2007. Lord Myners served as chairman of Platform Acquisition

Holdings Limited (now known as Element Solutions Inc) from April 2013 until its business combination with MacDermid, Incorporated in October 2013. He also served as the chairman of Justice Holdings Limited, a special purpose acquisition company, from February 2011 until its business combination with Burger King Worldwide, Inc. in June 2012. From 1986 to 2001, he served as a director of Gartmore Investment Management Limited. He has also served in an advisory capacity to the United Kingdom Treasury and the United Kingdom Department of Trade & Industry, with particular focus on corporate governance practices. Other positions held by Lord Myners have included chairman of the Trustees of Tate, chairman of the Low Pay Commission, a member of the Court of the Bank of England, a member of the Investment Board of GIC, Singapore’s sovereign wealth fund. Lord Myners has served as a director of APi Group Corporation since September 2017 and previously served as Chair of APi Group Corporation from September 2017 until October 2019. Lord Myners is currently serving as a non-executive director of Windmill Hill Asset Management. He is vice chairman of Global Counsel, chairman and a partner of Cevian Capital LLP and Chairman of Daniel J Edelman (UK). Lord Myners is a graduate, with honors, from University of London and has an honorary doctorate from the University of Exeter. He is a Visiting Fellow at Nuffield College, Oxford and an Executive Fellow at London Business School. He is a crossbench member of the UK’s House of Lords, the senior chamber in Parliament.

Victoria Parry was Global Head of Product Legal for Man Group plc until April 2013 and now acts as an independent non-executive director to the funds industry. Prior to the merger of Man Group plc with GLG Partners, Inc. in 2010, she was Senior Legal Counsel for GLG Partners LP. Ms. Parry joined Lehman Brothers International (Europe) in April 1996 where she was Legal Counsel with responsibility for inter alia the activities of the GLG Partners division and left Lehman Brothers in September 2000 upon the establishment of GLG Partners LP. Prior to joining Lehman Brothers in 1996 Ms. Parry practiced as a solicitor with a leading London based firm of solicitors. Ms. Parry graduated from University College Cardiff, with a LLB (Hons) in 1986. Ms. Parry is a non-practicing solicitor and a member of the Law Society of England and Wales. Ms. Parry is a director of a number of other companies.

Simon White was, until 2014, Chief Operating Officer of Man Group PLC where he was a member of the Executive Committee. Before the merger of Man Group PLC with GLG Partners, Inc. in 2010, Mr. White served as Chief Operating Officer of GLG Partners, Inc. from its inception and was also Chief Financial Officer until mid-2008. From 1993 to 2000 he worked at Lehman Brothers in several different roles. Since 2014, Mr. White has been involved in leadership roles in a range of early stage businesses with a special focus on FinTech, and is currently a director of two consulting businesses, Smike Consulting Limited, formed in September 2019 and CxO Foundry Limited formed in July 2020. In February 2021 he became Managing Director of Time Machine Capital 2 Limited, an investment and research business focused initially on applying AI in the media and sports sectors. Mr. White has served as a non-executive director of Ask Inclusive Finance since 2017 he also became a non-executive director of DMS Investment Management Services (UK) Limited in early 2020. Mr. White is a Fellow of the Institute of Chartered Accountants in England and Wales.

Samy Zekhout has served as Chief Financial Officer of Nomad since April 1, 2018. Prior to joining the Company, Mr. Zekhout most recently served as CFO and Vice President of Global Grooming at Procter & Gamble since 2007. Mr. Zekhout has held various finance roles at Procter & Gamble throughout the course of his more than 30-year career at that company. From February 2021, Mr Zekhout is now also a board member of Algama, a French food-tech start-up.
B.    Compensation of Executive Officers and Directors
This section sets forth for the year ended December 31, 2020: (i) the compensation and benefits provided to our executive officers, (ii) a brief description of the bonus programs in which our executive officers participated, and (iii) the total amounts set aside for pension, retirement and similar benefits for our executive officers. This section also describes the Nomad Foods Amended and Restated Long Term 2015 Incentive Plan (“LTIP”) including a summary of the material terms of the LTIP, a description of current executive employment agreements and equity awards granted thereunder, and a description of our director compensation program.
Executive Compensation
Executive Officer Compensation and Benefits for the year ended December 31, 2020
For the year ended December 31, 2020, Nomad’s executive officers received total compensation, including base salary, cash and equity bonus, and certain perquisites, equal to €6.8 million in the aggregate.

Pension, Retirement and Similar Benefits
Our executive officers who participate in our money purchase pension plans do so on generally the same terms as our other employees. The aggregate amount of the employer contributions to this plan for our executive officers during the year ended December 31, 2020 was less than €0.1 million.
Employment Agreements
Chief Executive Officer.  Stéfan Descheemaeker was appointed as the Chief Executive Officer of the Company and as a Director of the Company effective on June 1, 2015. He entered into his Service Agreement with us on June 17, 2015. He entered into a new Service Agreement with the Company on May 1, 2020. Under the agreement, Mr. Descheemaeker will receive an annual salary that will be reviewed, but not necessarily increased, on an annual basis. Mr. Descheemaeker's salary was reviewed in 2020 resulting in an increased salary of £765,000. Mr. Descheemaeker is entitled to receive the following benefits under the terms of his agreement:
(a)an annual contribution of 10% of his salary paid either to a pension plan or to Mr. Descheemaeker directly (as he so directs);
(b)eligibility for performance-related discretionary cash bonuses (target performance equating to 100% of salary), subject to the achievement of financial and other performance targets as the Company may decide;
(c)the Company will annually advise Mr. Descheemaeker by letter of the award that he will be granted under the Company's Long Term Incentive Plan (as amended, the "LTIP") in the third year following the date of such letter (subject to the LTIP and vesting and performance provisions); and
(d)an annual car allowance of £14,400, death in service benefit (three times salary), group income protection (offering 75% of base salary less £5,000) and family medical insurance.
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
Chief Financial Officer. Samy Zekhout was appointed as the Chief Financial Officer of the Company and as a Director of the Company effective on April 1, 2018. He entered into his Service Agreement with us on February 15, 2018. Under the agreement, Mr. Zekhout will receive an annual salary that will be reviewed, but not necessarily increased, on an annual basis. A review took place in February 2020, with a base salary increase of 2.06% effective April 1, 2020, which took his annual salary to £446,000. Mr. Zekhout was or is entitled to receive the following benefits under the terms of his agreement:
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
Performance conditions
The vesting of Awards will be subject to conditions determined by the Committee. The current policy of the Committee is for vesting to be both time-based and related to the financial performance of the Company. Generally, the vesting period (i.e. the period over which performance is to be measured) will be between three and five years, and the ordinary shares subject to the Award will vest subject to the participant remaining an employee of the Company and any performance targets relating to the Award having been fulfilled (and in some circumstances an Award will lapse on the participant giving or receiving notice).
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
Director Compensation
In 2020, each of our non-executive directors (other than Messrs. Gottesman and Franklin) received, and are entitled to receive in 2021, $50,000 per year together with an annual restricted stock grant issued under the LTIP equal to $100,000 of ordinary shares valued at the date of issue, which vest on the earlier of the date of the following year’s annual meeting of shareholders or 13 months from the issuance date. For those Directors who are members of board committees, each member is entitled to receive an additional $2,000 per year. The chairman of the Audit Committee, currently, is entitled to receive $10,000 per year and the chairmen of the Compensation and Nominating and Corporate Governance Committees, currently and respectively, are entitled to receive $7,500 per year. Messrs. Gottesman and Franklin will not receive a fee in relation to their services as Directors.
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
Pursuant to our Memorandum and Articles of Association, our directors are appointed at the annual meeting of shareholders for a one-year term, with each director serving until the annual meeting of shareholders following their election. In addition, for so long as an initial holder of Founder Preferred Shares holds 20% or more of the Founder Preferred Shares in issue, such holder is entitled to nominate, and the directors are required to appoint, a person as director. For additional information regarding our board of directors, see Item 6A: Directors, Senior Management and Employees - Executive Officers and Directors.
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
D.    Employees
As of December 31, 2020, we had approximately 4,890 employees, including 297 temporary staff. In addition, we employed approximately 700 agency workers in 2020. We source the majority of our temporary workers from agencies to allow us to quickly respond and adapt to production demands. Approximately 70% of our employees work in our manufacturing operations, with the remaining employees involved in sales, marketing, finance, administration, procurement, logistics, product development, IT and other areas. Following are the number of employees by region for the last three years:

Region	2020	2019	2018
United Kingdom	1,333	1,222	1,223
Germany	1,374	1,412	1,394
Italy	479	478	456
Sweden/Norway	397	421	467
France	343	345	346
Other	964	897	927
Total	4,890	4,775	4,813

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

E.    Share Ownership
The following table sets forth, as of February 19, 2021, certain information regarding the beneficial ownership of our ordinary shares by:
•each of our current directors;
•each of our named executive officers for the fiscal year ended December 31, 2020; and
•all of our current directors and current executive officers as a group.
Percentages are based on the 176,353,398 ordinary shares that were issued and outstanding on February 19, 2021.

Director and Executive Officers:	Number		Percentage
Sir Martin E. Franklin	13,003,386	(1)	7.4
Noam Gottesman	15,277,755	(2)	8.7
Ian G.H. Ashken	1,118,126	(3)	*
Stéfan Descheemaeker	3,729,497	(4)	2.1
Jeremy Isaacs CBE	28,545	(5)	*
James E. Lillie	1,111,109	(6)	*
Stuart MacFarlane	2,818	(7)	*
Lord Myners of Truro CBE	48,394	(8)	*
Victoria Parry	16,736	(9)	*
Simon White	22,427	(10)	*
Samy Zekhout	16,393	(11)	*
Directors and Executive Officers as a Group (11 persons)	34,375,186		19.5
*    Represents beneficial ownership of less than one percent of ordinary shares outstanding.
(1)Consists of (i) 6,392,212 ordinary shares held indirectly through the Martin E. Franklin Revocable Trust, (ii) 750,000 Founder Preferred Shares held indirectly through Mariposa Acquisition II, LLC (which are convertible at any time at the option of the holder into ordinary shares on a one-for-one basis) , (iii) 3,631,939 ordinary shares held indirectly through RSMA, LLC and (iv) 2,229,235 ordinary shares held by other members of Mariposa Acquisition II, LLC, respectively, which Sir Martin has the sole power to vote pursuant to irrevocable proxy agreements. In addition, Sir Martin indirectly owns 69% of Mariposa Acquisition II, representing 517,500 Founder Preferred Shares. Sir Martin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(2)Includes (i) 11,953,306 ordinary shares of which 1,330,543 are held by TOMS Acquisition I LLC, 6,708,110 are held by TOMS Capital Investments LLC and 3,914,653 are held indirectly by Mr. Gottesman through a wholly owned entity, (ii) 750,000 Founder Preferred Shares which are convertible at any time at the option of the holder into ordinary shares on a one-for-one basis and all of which are held by TOMS Acquisition I LLC (iii) an aggregate of 1,824,449 ordinary shares held by the members of TOMS Acquisition I LLC that are subject to an irrevocable proxy agreement granted to Mr. Gottesman and (iv) 750,000 ordinary shares held by Lavender Fiduciary Management Inc., as a trustee of various trusts established by certain members of TOMS Acquisition I LLC, that are subject to an irrevocable proxy agreement granted to Mr. Gottesman. Mr. Gottesman is the managing member and majority owner of TOMS Acquisition I LLC and TOMS Capital Investments LLC and may be considered to have beneficial ownership of TOMS Acquisition I LLC’s and TOMS Capital Investments LLC’s interests in the Company. In addition, Mr. Gottesman owns or controls, directly or indirectly, 77.5% of TOMS Acquisition I LLC and 100% of TOMS Capital Investments LLC. Mr. Gottesman disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(3)Includes 1,118,126 ordinary shares held by Tasburgh, LLC, all of which are subject to an irrevocable proxy agreement granted to Sir Martin (see note 1 above). Mr. Ashken is the Managing Manager of Tasburgh, LLC. Excludes an indirect pecuniary interest in 56,250 Founder Preferred Shares (which are convertible at any time at the option of the holder into ordinary shares on a one-for-one basis) held by Mariposa Acquisition II, LLC. Also excludes 4,591 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2021 or (ii) July 17, 2021.

(4)Includes 2,530,953 ordinary shares held indirectly through Olidipoli Sprl, a company owned by Mr. Descheemaeker. Excludes (i) 300,000 ordinary shares issuable under the LTIP which will vest on February 1, 2023 and (ii) 300,000 ordinary shares issuable under the LTIP, which will vest on February 1, 2024, both of which will vest subject to performance based vesting conditions (and in each of cases (i) and (ii), subject to further vesting conditions relating to Mr. Descheemaeker’s tenure as Chief Executive Officer).
(5)Excludes 4,591 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2021 or (ii) July 17, 2021.
(6)Includes 1,089,581 ordinary shares held by Powder Horn Hill Partners II, LLC, all of which are subject to an irrevocable proxy agreement granted to Sir Martin (see note 1 above). Mr. Lillie is the Managing Member of Powder Horn Hill Partners II, LLC. Excludes an indirect pecuniary interest in 56,250 Founder Preferred Shares (which are convertible at any time at the option of the holder into ordinary shares on a one-for-one basis) held by Mariposa Acquisition II, LLC. Also excludes 4,591 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2021 or (ii) July 17, 2021.
(7)Excludes 4,591 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company's annual meeting of shareholders in 2021 or (ii) July 17, 2021.
(8)Excludes 4,591 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2021 or (ii) July 17, 2021.
(9)Excludes 4,591 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2021 or (ii) July 17, 2021.
(10)Excludes 4,591 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company's annual meeting of shareholders in 2021 or (ii) July 17, 2021.
(11)Excludes 300,000 ordinary shares issuable under the LTIP, which will vest subject to performance based vesting conditions (and subject to further vesting conditions relating to Mr. Zekhout's tenure as Chief Financial Officer).

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

Item 7.    Major Shareholders and Related Party Transactions
A.    Major Shareholders
The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by each person known by us to be a beneficial owner of more than 5% of the ordinary shares. Currently we only have one class of listed shares issued and outstanding, that being ordinary shares, which have no par value. All of our ordinary shares have the same voting rights. Percentages are based on the 176,353,398 ordinary shares that were issued and outstanding on February 19, 2021.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner:	Number		Percentage
5% Shareholders:
Noam Gottesman c/o TOMS Acquisition I LLC 450 W. 14th Street, 13th Floor New York, NY 10014	15,277,755	(1)	8.7
Wellington Management Group LLP c/o Wellington Management Company LLP 280 Congress Street Boston, MA 02210	14,426,897	(2)	8.2
Martin E. Franklin c/o Mariposa Capital, LLC 500 South Pointe Drive, Suite 240 Miami Beach, FL 33139	13,003,386	(3)	7.4
Wells Fargo & Company 420 Montgomery Street San Francisco, CA 94163	9,637,246	(4)	5.5

(1)Based on a Schedule 13D/A filed by Mr. Gottesman, TOMS Acquisition I LLC and the other reporting persons described therein on January 6, 2021.
(2)Based on a Schedule 13G filed by Wellington Management Group LLP on February 4, 2021.
(3)Based on a Schedule 13D/A filed by Sir Martin Franklin, Martin E. Franklin Revocable Trust and the other reporting persons described therein on January 6, 2021.
(4)Based on a Schedule 13G filed by Wells Fargo & Company on February 11, 2021.
On February 12, 2019, Boston Partners filed a Schedule 13G/A to report that its percentage ownership in our ordinary shares decreased from 8.22% as of February 13, 2018 to 6.88%. On February 13, 2019, FMR LLC filed a Schedule 13G to report that it beneficially owned 7.94% of our ordinary shares. On February 14, 2019, T. Rowe Price Associates, Inc. filed a Schedule 13G/A to report that its percentage ownership in our ordinary shares decreased from 6.1% as of February 14, 2018 to 5.8%.
On January 13, 2020, Elliott Associates, L.P. filed a Schedule 13G/A to report that it no longer beneficially owned any of our ordinary shares. On February 7, 2020, FMR LLC filed a Schedule 13G/A to report that its ownership percentage in our ordinary shares decreased from 7.94% as of February 13, 2019 to 5.30%. On February 10, 2020, Boston Partners filed a Schedule 13G/A to report that its percentage ownership in our ordinary shares decreased from 6.88% as of February 12, 2019 to 6.7%. On February 14, 2020, T. Rowe Price Associates, Inc. filed a Schedule 13G/A to report that its percentage ownership in our ordinary shares increased from 5.8% as of February 14, 2019 to 7.6%.
On February 4, 2021, Wellington Management Group LLP filed a Schedule 13G to report that it beneficially owned 7.33% of our ordinary shares. On February 8, 2021, FMR LLC filed a Schedule 13G/A to report that its percentage ownership in our ordinary shares decreased from 5.1% as of February 7, 2020 to 4.2%. On February 11, 2021, Wells Fargo & Company filed a Schedule 13G to report that it beneficially owned 5.47% of our ordinary shares. On February 12, 2021, Boston Partners filed a Schedule 13G/A to report that its ownership in our ordinary shares decreased from 6.7% as of February 10, 2020 to 4.17%. On February 16, 2021, T. Rowe Price Associates, Inc. filed a Schedule 13G/A to report that its percentage ownership in our ordinary shares decreased from 7.6% as of February 14, 2020 to 3.8%.
As of February 22, 2021, (i) approximately 175,943,092 of our outstanding ordinary shares were held by one United States record holder (Cede and Company) and (ii) all 1,500,000 of our outstanding preferred shares (Founder Preferred Shares), which have the same voting rights as the ordinary shares, were held in equal amounts by two United States record holders (Mariposa Acquisition II, LLC and TOMS Acquisition I LLC).
Except for the foregoing, no major shareholder has disclosed a significant change in its percentage ownership of our ordinary shares during the three years ended December 31, 2020.

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

The Founder Preferred Shares are entitled to receive an annual stock dividend based on the market price of our ordinary shares if such market price exceeds certain trading price minimums and to participate in any dividends on the ordinary shares. On December 31, 2020, we approved a 2020 Founder Preferred Share Dividend in an aggregate of 3,875,036 ordinary shares. The dividend price used to calculate the 2020 Founder Preferred Shares Annual Dividend Amount was $25.2127 (calculated based upon the volume weighted average price for the last ten trading days of 2020) and the Ordinary Shares were issued on January 4, 2021. For the year ended December 31, 2019, we approved a 2019 Founder Preferred Share Dividend in an aggregate of 6,421,074 ordinary shares. The dividend price used to calculate the 2019 Founder Preferred Shares Annual Dividend Amount was $21.7289 and the Ordinary Shares were issued on January 2, 2020. For the year ended December 31, 2018, we approved a 2018 Founder Preferred Share Dividend in an aggregate of 171,092 ordinary shares. The dividend price used to calculate the 2018 Founder preferred Shares Annual Dividend Amount was $16.7538 (calculated based upon the volume weighted average price for the last ten trading days of 2018) and the Ordinary Shares were issued on January 2, 2019. In subsequent years, the Founder Preferred Shares Annual Dividend Amount will be calculated based upon the volume weighted average price for the last ten trading days of the year and the appreciated average share price compared to the highest price previously used in calculating the Founder Preferred Shares Annual Dividend Amount. We currently expect to retain all our future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future. The declaration and payment of future dividends to holders of our ordinary shares will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, and restrictions in our debt agreements, including the Revolving Credit Facility, and other factors deemed relevant by our board of directors. As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under future indebtedness that we or they may incur. Furthermore, under British Virgin Islands law, we may pay dividends to our shareholders only if, immediately after the dividend, the value of our assets would exceed our liabilities and we would be able to pay our debts as they fall due.
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
This discussion does not address any tax consequences other than U.S. federal income tax consequences, such as U.S. state and local tax consequences, U.S. estate and gift tax consequences, or non-U.S. tax consequences. The discussion applies, unless indicated otherwise, only to holders of ordinary shares who acquire the ordinary shares as capital assets. It does not address special classes of holders that may be subject to different treatment under the Internal Revenue Code of 1986, as amended (the “Code”), such as:
•certain financial institutions, insurance companies, underwriters, real estate investment trusts, or regulated investment companies;
•controlled foreign corporations or passive foreign investment companies;
•dealers and traders in securities;
•persons holding ordinary shares as part of a hedge, straddle, conversion or other integrated transaction;
•partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes;
•persons liable for the alternative minimum tax;
•tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;
•certain U.S. expatriates or former long-term residents of the United States;
•a person that is required to accelerate the recognition of any item of gross income with respect to ordinary shares as a result of such income being recognized on an applicable financial statement;
•a person that acquired ordinary shares as compensation for services;
•persons holding ordinary shares that own or are deemed to own 10 percent or more (by vote or value) of the Company’s voting stock; or
•persons that do not use the U.S. Dollar as their functional currency.
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
This discussion is based upon certain understandings and assumptions with respect to the business, assets and shareholders, including that the Company is not, does not expect to become, nor at any time has been, a controlled foreign corporation as defined in Section 957 of the Code (a “CFC”). The Company believes that it is not and has never been a CFC, and does not expect to become a CFC. In the event that one or more of such understandings and assumptions proves to be inaccurate, the following discussion may not apply, and material adverse U.S. federal income tax consequences may result to U.S. Holders.
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
Based on the current and anticipated composition of the income, assets and operations of the Company and its subsidiaries, the Company believes that it will not be a PFIC in its current taxable year and is not likely to be a PFIC in future taxable years. However, there is no assurance that the Company will not be a PFIC in any taxable year because PFIC status is factual in nature, depends upon factors not wholly within the Company's control, generally cannot be determined until the close of the taxable year in question, and is determined annually. If the Company is a PFIC for any taxable year during which a U.S. Holder holds (or, in the case of a lower-tier PFIC, is deemed to hold) its ordinary shares, such U.S. Holder will be subject to significant adverse U.S. federal income tax rules. U.S. Holders should consult their tax advisors on the U.S. federal income tax consequences of the Company being treated as a PFIC.
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

The gross amount of any dividend on an ordinary share (which will include the amount of any foreign taxes withheld) generally will be subject to U.S. federal income tax as foreign source dividend income, and generally will not be eligible for the corporate dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations. The amount of a dividend paid in foreign currency will be its value in U.S. Dollars based on the prevailing spot market exchange rate in effect on the day the U.S. Holder receives the dividend. A U.S. Holder will have a tax basis in any distributed foreign currency equal to its U.S. Dollar amount on the date of receipt, and any gain or loss realized on a subsequent conversion or other disposition of foreign currency generally will be treated as U.S. source ordinary income or loss. If dividends paid in foreign currency are converted into U.S. Dollars on the date they are received by a U.S. Holder, the U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.
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
Dividends
A non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding on dividends received from the Company with respect to ordinary shares, other than in certain specific circumstances where such income is deemed effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States. If a non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is generally subject to U.S. federal income tax only if it is attributable to a permanent establishment maintained by the non-U.S. Holder in the United States. A non-U.S. Holder that is subject to U.S. federal income tax on dividend income under the foregoing exception generally will be taxed with respect to such dividend income on a net basis in the same manner as a U.S. Holder unless otherwise provided in an applicable income tax treaty; a non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to such dividend income at a rate of 30 percent (or at a reduced rate under an applicable income tax treaty).
Sale, Exchange or Other Taxable Disposition of Ordinary Shares
A non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding with respect to any gain recognized on a sale, exchange or other taxable disposition of ordinary shares unless:
•the gain is treated as effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States (and, if an applicable income tax treaty so requires, such gain is attributable to a permanent establishment maintained by the non-U.S. Holder in the United States); or
•the non-U.S. Holder is an individual and is present in the United States for 183 or more days in the taxable year of the sale, exchange or other taxable disposition, and meets certain other requirements.
If the first exception applies, the non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain on a net basis in the same manner as a U.S. Holder unless otherwise provided in an applicable income tax treaty; a non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to such gain at a rate of 30 percent (or at a reduced rate under an applicable income tax treaty). If the second exception applies, the non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30 percent (or at a reduced rate under an applicable income tax treaty) on the amount by which such non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of disposition of the ordinary shares.

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
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. Holder is a corporation or other exempt recipient, or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS.
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
Item 13.    Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Use of Proceeds
None.

Item 15.    Controls and Procedures
Disclosure Controls and Procedures
We carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d - 15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report in providing a reasonable level of assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods in SEC rules and forms, including providing a reasonable level of assurance that information required to be disclosed by us in such reports is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
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
Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 using criteria described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on this assessment, management concluded that the internal control over financial reporting was effective as of December 31, 2020 based on the criteria established in this Internal Control-Integrated Framework (2013).
On December 31, 2020, the Company completed its acquisition of all of the share capital of Findus Switzerland AG. The Company is in the process of evaluating the existing controls and procedures of Findus Switzerland and integrating Findus Switzerland into the Company’s internal control over financial reporting. In accordance with SEC Staff guidance permitting a company to exclude an acquired business from management’s assessment of the effectiveness of internal control over financial reporting for the year in which the acquisition is completed, the Company has excluded this business from its assessment of the effectiveness of internal control over financial reporting as of December 31, 2020. The business acquired represented 0.7% of the Company’s total assets as of December 31, 2020. No revenue or income attributed to this business have been recognized in the year ended December 31, 2020.

Attestation report of the independent registered public accounting firm
The effectiveness of the Company's internal control over financial reporting as of December 31, 2020 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.
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
Item 16C.    Principal Accountant Fees and Services
PricewaterhouseCoopers LLP (“PwC”) acted as our independent auditor for the years ended December 31, 2020 and 2019. The table below sets out the total amount billed to us by PwC, for services performed in the years ended December 31, 2020 and 2019, and breaks down these amounts by category of service:

(€ in millions)	For the year ended December 31, 2020	For the year ended December 31, 2019
Audit fees	3.7	3.3
Audit-related fees	—	0.1
Tax fees	1.2	1.5
All other fees	0.1	0.1
Total	5.0	5.0

Audit Fees
Audit fees in the years ended December 31, 2020 and 2019 are related to the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.
Audit-Related Fees
Audit-related fees in the year ended December 31, 2019 are related to other assurance services on capital market transactions.
Tax Fees
Tax fees in the years ended December 31, 2020 and 2019 are related to tax compliance and other tax related services.
All Other Fees
Other fees in the years ended December 31, 2020 and 2019 relate to other non-audit assurance services.

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
Item 16D.    Exemptions from the Listing Standards for Audit Committees
None.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The table below presents a summary of the ordinary shares repurchased by the Company in 2020:

Period	Total Number of Ordinary Shares Purchased	Average Price Paid per Ordinary Share (USD)	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in USD
$300m repurchase program[1]
March 1, 2020 – March 31, 2020	4,653,700	16.58	4,653,700	$222,836,672
April 1, 2020 – April 30, 2020	748,000	18.00	5,401,700	$209,373,244
May 1, 2020 – May 31, 2020	—	—	5,401,700	$209,373,244
June 1, 2020 – June 30, 2020	—	—	5,401,700	$209,373,244
July 1, 2020 – July 31, 2020	—	—	5,401,700	$209,373,244
August 1, 2020 – August 31, 2020	—	—	5,401,700	$209,373,244
September 1, 2020 – September 30, 2020	245,000	25.00	5,646,700	$203,248,386
October 1, 2020 – October 31, 2020	1,163,442	25.18	6,810,142	$173,954,536
November 1, 2020 – November 30, 2020	2,248,640	23.86	9,058,782	$120,306,818
December 1, 2020 – December 31, 2020	2,854,900	24.85	11,913,682	$49,364,929
Total	11,913,682	21.04	11,913,682	$49,364,929	[2]
$500m repurchase program[3]
September 1, 2020 – September 30, 2020	18,061,952	25.50	18,061,952	—
Total	18,061,952	25.50	18,061,952	—

1 On March 13, 2020, the Company announced a share repurchase program to purchase up to an aggregate of $300 million of the Company’s ordinary shares.
2 As of December 31, 2020, the maximum value of shares that may yet be purchased under the share repurchase program is approximately $49 million. Since December 31, 2020, the Company has repurchased shares worth $12.8 million.
3 On August 6, 2020, the Company announced its intention to commence a “modified Dutch auction” tender offer to purchase with cash up to $500 million of its ordinary shares. In accordance with the terms and conditions of the tender offer, which expired on September 15, 2020, the Company repurchased an aggregate of 18,061,952 ordinary shares.

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
Generally, any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the British Virgin Islands or their individual rights as shareholders as established by a company’s memorandum and articles of association.
Foreign Private Issuer Exemption
As a “foreign private issuer,” as defined by the SEC, we are permitted to follow certain corporate governance practices of our home country, the British Virgin Islands, instead of those otherwise required under the NYSE for domestic issuers. While we voluntarily follow most NYSE corporate governance rules, we intend to take advantage of the following limited exemptions:
•Unlike NYSE corporate governance rules, under BVI law, there is no requirement that our board of directors consist of a majority of independent directors and our independent directors are not required to hold executive sessions. Currently, however only seven out of our eleven board members are independent based on NYSE independence standards. Also, while our board’s non-management directors will meet regularly in executive session without management, our board does not intend to hold an executive session of only independent directors at least once a year as called for by the NYSE.

•The NYSE rules applicable to domestic issuers require disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the NYSE rules, as permitted by the foreign private issuer exemption.
•We are exempt from the rules and regulations under the Exchange Act and NYSE related to the furnishing and content of proxy statements. Therefore, we intend to hold annual shareholder meetings in accordance with the corporate governance practices of the British Virgin Islands and our Memorandum and Articles of Association. Similarly, with respect to matters on which shareholders will have a right to vote, we intend to comply with corporate governance practices of the British Virgin Islands and the voting requirements under the NYSE rules applicable to foreign private issuers.
Item 16H.    Mine Safety Disclosure
None.
Item 17.    Financial Statements
Not Applicable.

Item 18.    Financial Statements
The following financial statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this annual report:
NOMAD FOODS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Nomad Foods Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying Consolidated Statements of Financial Position of Nomad Foods Limited and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related Consolidated Statements of Profit or Loss, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity, and Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Findus Switzerland AG from its assessment of internal control over financial reporting as of December 31, 2020 because it was acquired by the Company in a purchase business combination during 2020. We have also excluded Findus Switzerland AG from our audit of internal control over financial reporting. Findus Switzerland AG is a wholly-owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 0.7% and, 0.0% respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2020.

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

Impairment assessment for goodwill on the frozen foods cash generating units

As described in Note 3, 4 and 13 to the consolidated financial statements, the Company’s consolidated goodwill balance was €1,938.0 million at December 31, 2020. Management performs an annual review of the carrying amount of the goodwill to identify whether there is any impairment to these carrying values. Potential impairment is identified by comparing the value in use of the cash-generating unit (“CGU”) to its carrying value, including goodwill. Value in use is calculated as the net present value of the estimated risk adjusted cash flows of each CGU. Estimating value in use requires various judgements and assumptions including estimating future revenue and profit margin growth rates, long-term growth rate and discount rate.

The principal considerations for our determination that performing procedures relating to the impairment assessment for goodwill on the frozen foods cash generating units is a critical audit matter are there is significant judgement required by management when developing the value in use of the CGUs using the discounted cash flows technique. This in turn led to a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating audit evidence obtained related to management’s cash flow forecasts and significant assumptions, including estimated revenue and profit margin growth rates, long-term growth rate and discount rate. In addition, the audit of the discount rate and long-term growth rate involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the Company’s CGUs. These procedures also included, among others, testing management’s process for developing the value in use estimates; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy and relevance of underlying data used in the model; and evaluating the reasonableness of the significant assumptions used by management including the estimated revenue and profit margin growth rates, long-term growth rate and discount rate. Evaluating the reasonableness of management’s assumptions related to the Company’s cash flow forecasts involved evaluating whether the estimated revenue and profit margin growth rates were reasonable considering (i) the current and past performance of the CGUs, (ii) the consistency with external market and industry data, (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit and (iv)

performing sensitivity analyses. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s long-term growth rate and discount rate.

Uncertain tax positions

As described in Note 3, 4 and 11 to the consolidated financial statements, the Company operates in many different jurisdictions and in some of these certain tax matters are under discussion with local tax authorities. These discussions are often complex and can take many years to resolve, and are in different stages with respect to assessments, appeals and refunds. Where tax exposures can be quantified, a provision is made based on management’s estimates and judgements with regard to the amounts expected to be paid to the relevant tax authority. As of December 31, 2020, the current tax payables of €166.2 million and deferred tax assets of €113.5 million included €103.9m million of provisions for tax uncertainties. As management has further disclosed, given the inherent uncertainties in assessing the outcomes of these exposures, the Company could in future periods experience adjustments to these accruals.

The principal considerations for our determination that performing procedures relating to uncertain tax positions is a critical audit matter are there was significant judgement by management when determining uncertain tax positions, including a high degree of estimation uncertainty relative to the complexity of tax laws across various jurisdictions, frequency of tax audits, and potential for significant adjustments as a result of such audits. This in turn led to a high degree of auditor judgement, subjectivity, and effort in performing procedures to evaluate the timely identification and accurate measurement of uncertain tax positions. Also, the evaluation of audit evidence available to support the tax liabilities for uncertain tax positions is complex and required significant auditor judgement as the nature of the evidence is often highly subjective, and the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the identification and recognition of the liability for uncertain tax positions, and controls addressing completeness of the uncertain tax positions, as well as controls over measurement of the liability. These procedures also included, among others, (i) testing the information used in the calculation of the liability for uncertain tax positions; (ii) testing the calculation of the liability for uncertain tax positions by jurisdiction, including management’s assessment of the technical merits of tax positions and estimates of the amount of tax benefit expected to be sustained; (iii) testing the completeness of management’s assessment of both the identification of uncertain tax positions and possible outcomes of each uncertain tax position; (iv) assessing whether the uncertain tax positions remain appropriate to recognise when considering the tax laws in the relevant jurisdiction; and (v) evaluating the status and results of income tax audits with the relevant tax authorities. Professionals with specialized skill and knowledge were used to assist in the evaluation of the completeness and measurement of the Company’s uncertain tax positions, including evaluating the reasonableness of management’s assessment of whether tax positions are more likely- than-not of being sustained and the amount of potential benefit to be realized, the application of relevant tax laws, and estimated interest and penalties.

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
February 25, 2021

We have served as the Company’s or its predecessor's1 auditor since 2006.
1Nomad Foods Europe Holdings Limited (previously Iglo Foods Holdings Limited) and its subsidiaries

Consolidated Statements of Financial Position

		December 31, 2020	December 31, 2019
	Note	€m	€m
Non-current assets
Goodwill	13	1,938.0	1,862.9
Intangibles	13	2,114.1	2,083.1
Property, plant and equipment	12	422.2	422.4
Other non-current assets	18	1.1	1.9
Derivative financial instruments	34	17.2	17.5
Deferred tax assets	16	113.5	96.4
Total non-current assets		4,606.1	4,484.2
Current assets
Cash and cash equivalents	20	393.2	826.1
Inventories	17	343.2	323.2
Trade and other receivables	18	185.0	206.7
Indemnification assets	19	15.4	35.4
Short-term investments	34	25.0	25.0
Derivative financial instruments	34	5.5	3.9
Total current assets		967.3	1,420.3
Total assets		5,573.4	5,904.5
Current liabilities
Trade and other payables	22	646.4	525.2
Current tax payable		166.2	217.2
Provisions	24	45.7	40.9
Loans and borrowings	21	22.5	27.7
Derivative financial instruments	34	35.5	12.1
Total current liabilities		916.3	823.1
Non-current liabilities
Loans and borrowings	21	1,736.3	1,847.6
Employee benefits	23	276.2	237.5
Other non-current liabilities	22	2.2	2.7
Provisions	24	6.1	5.9
Derivative financial instruments	34	89.5	32.8
Deferred tax liabilities	16	420.7	398.2
Total non-current liabilities		2,531.0	2,524.7
Total liabilities		3,447.3	3,347.8
Net assets		2,126.1	2,556.7
Equity
Share capital and capital reserve	25	1,620.5	2,095.4
Share-based compensation reserve	26	8.3	22.6
Founder Preferred Shares Dividend Reserve	27	245.5	370.1
Translation reserve	28	84.7	94.8
Cash flow hedging reserve	29	(24.5)	(13.2)
Retained earnings/(accumulated deficit reserve)		191.6	(11.8)
Equity attributable to owners of the parent		2,126.1	2,557.9
Non-controlling interests		—	(1.2)
Total equity		2,126.1	2,556.7
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Profit or Loss

		Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	Note	€m	€m	€m
Revenue	5	2,515.9	2,324.3	2,172.8
Cost of sales		(1,753.4)	(1,626.4)	(1,519.3)
Gross profit		762.5	697.9	653.5
Other operating expenses		(382.7)	(359.9)	(352.7)
Exceptional items	7	(20.6)	(54.5)	(17.7)
Operating profit	6	359.2	283.5	283.1
Finance income	10	4.7	2.5	1.6
Finance costs	10	(68.4)	(75.7)	(57.6)
Net financing costs		(63.7)	(73.2)	(56.0)
Profit before tax		295.5	210.3	227.1
Taxation	11	(70.4)	(56.7)	(56.6)
Profit for the period		225.1	153.6	170.5

Attributable to:
Equity owners of the parent		225.2	154.0	171.2
Non-controlling interests		(0.1)	(0.4)	(0.7)
		225.1	153.6	170.5

Earnings per share:
Basic earnings per share	30	€1.16	€0.80	€0.97
Diluted earnings per share	30	€1.14	€0.78	€0.97

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

		Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	Note	€m	€m	€m
Profit for the period		225.1	153.6	170.5
Other comprehensive (loss)/income:
Actuarial losses on defined benefit pension plans	23	(27.8)	(35.9)	(12.9)
Taxation credit on remeasurement of defined benefit pension plans	11	8.3	6.7	3.3
Items not reclassified to the Consolidated Statement of Profit or Loss		(19.5)	(29.2)	(9.6)
(Loss)/gain on investment in foreign subsidiary, net of hedge		(10.1)	6.0	5.6
Effective portion of changes in fair value of cash flow hedges	29	(17.3)	(27.3)	15.5
Taxation credit/(charge) relating to components of other comprehensive income	11	6.0	5.6	(4.0)
Items that may be subsequently reclassified to the Consolidated Statement of Profit or Loss		(21.4)	(15.7)	17.1
Other comprehensive (loss)/income for the period, net of tax		(40.9)	(44.9)	7.5
Total comprehensive income for the period		184.2	108.7	178.0

Attributable to:
Equity owners of the parent		184.3	109.1	178.7
Non-controlling interests		(0.1)	(0.4)	(0.7)
		184.2	108.7	178.0

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

		Share capital and capital reserve	Share-based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Cash flow hedging reserve	Accumulated deficit reserve	Equity attributable to owners of the parent	Non-controlling interests	Total Equity
	Note	€m	€m	€m	€m	€m	€m	€m	€m	€m
Balance at January 1, 2018		1,623.7	2.9	493.4	83.2	(3.0)	(347.6)	1,852.6	—	1,852.6
Change in accounting policy (IFRS 9)		—	—	—	—	—	18.1	18.1	—	18.1
Restated Equity as at January 1, 2018		1,623.7	2.9	493.4	83.2	(3.0)	(329.5)	1,870.7	—	1,870.7
Profit for the year		—	—	—	—	—	171.2	171.2	(0.7)	170.5
Other comprehensive income/(loss) for the year		—	—	—	5.6	11.5	(9.6)	7.5	—	7.5
Total comprehensive income/(loss) for the year		—	—	—	5.6	11.5	161.6	178.7	(0.7)	178.0
Founder Preferred Shares Annual Dividend Amount	27	120.8	—	(120.8)	—	—	—	—	—	—
Vesting of Non-Executive Restricted Stock award	8	0.6	(0.8)	—	—	—	—	(0.2)	—	(0.2)
Issue of ordinary shares	8	3.4	(3.3)	—	—	—	—	0.1	—	0.1
Share based payment charge	8	—	13.0	—	—	—	—	13.0	—	13.0
Reclassification of awards for settlement of tax liabilities	26	—	(2.4)	—	—	—	—	(2.4)	—	(2.4)
Non-controlling interests on acquisition of subsidiary	14	—	—	—	—	—	—	—	(0.1)	(0.1)
Total transactions with owners, recognized directly in equity		124.8	6.5	(120.8)	—	—	—	10.5	(0.1)	10.4
Balance as of December 31, 2018		1,748.5	9.4	372.6	88.8	8.5	(167.9)	2,059.9	(0.8)	2,059.1

Consolidated Statements of Changes in Equity (Continued)

		Share capital and capital reserve	Share-based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Cash flow hedging reserve	Accumulated deficit reserve	Equity attributable to owners of the parent	Non-controlling interests	Total Equity
	Note	€m	€m	€m	€m	€m	€m	€m	€m	€m
Balance at January 1, 2019		1,748.5	9.4	372.6	88.8	8.5	(167.9)	2,059.9	(0.8)	2,059.1
Change in accounting policy (IFRS 16)		—	—	—	—	—	31.3	31.3	—	31.3
Restated Equity as at January 1, 2019		1,748.5	9.4	372.6	88.8	8.5	(136.6)	2,091.2	(0.8)	2,090.4
Profit/(loss) for the year		—	—	—	—	—	154.0	154.0	(0.4)	153.6
Other comprehensive income/(loss) for the period		—	—	—	6.0	(21.7)	(29.2)	(44.9)	—	(44.9)
Total comprehensive income/(loss) for the period		—	—	—	6.0	(21.7)	124.8	109.1	(0.4)	108.7
Founder Preferred Shares Annual Dividend Amount	27	2.5	—	(2.5)	—	—	—	—	—	—
Vesting of Non-Executive Restricted Stock award	8	—	(0.8)	—	—	—	—	(0.8)	—	(0.8)
Issue of ordinary shares	25	355.5	(1.3)	—	—	—	—	354.2	—	354.2
Listing and share transaction costs	25	(11.1)	—	—	—	—	—	(11.1)	—	(11.1)
Share based payment charge	8	—	14.9	—	—	—	—	14.9	—	14.9
Reclassification of awards for settlement of tax liabilities	26	—	0.4	—	—	—	—	0.4	—	0.4
Total transactions with owners, recognized directly in equity		346.9	13.2	(2.5)	—	—	—	357.6	—	357.6
Balance as of December 31, 2019		2,095.4	22.6	370.1	94.8	(13.2)	(11.8)	2,557.9	(1.2)	2,556.7

Consolidated Statements of Changes in Equity (continued)

		Share capital and capital reserve	Share-based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Cash flow hedging reserve	Retained earnings/(accumulated deficit reserve)	Equity attributable to owners of the parent	Non-controlling interests	Total Equity
	Note	€m	€m	€m	€m	€m	€m	€m	€m	€m
Balance at January 1, 2020		2,095.4	22.6	370.1	94.8	(13.2)	(11.8)	2,557.9	(1.2)	2,556.7
Profit/(loss) for the year		—	—	—	—	—	225.2	225.2	(0.1)	225.1
Other comprehensive loss for the year		—	—	—	(10.1)	(11.3)	(19.5)	(40.9)	—	(40.9)
Total comprehensive (loss)/income for the year		—	—	—	(10.1)	(11.3)	205.7	184.3	(0.1)	184.2
Founder Preferred Shares Annual Dividend Amount	27	124.6	—	(124.6)	—	—	—	—	—	—
Vesting of Non-Executive Restricted Stock award	8	0.7	(0.7)	—	—	—	—	—	—	—
Issue of ordinary shares	25	8.4	(7.9)	—	—	—	—	0.5	—	0.5
Repurchase of ordinary shares	25	(608.6)	—	—	—	—	—	(608.6)	—	(608.6)
Share based payment charge	8	—	9.0	—	—	—	—	9.0	—	9.0
Reclassification of awards for settlement of tax liabilities	26	—	(14.7)	—	—	—	—	(14.7)	—	(14.7)
Non-controlling interests extinguished on acquisition of subsidiary		—	—	—	—	—	(2.3)	(2.3)	1.3	(1.0)
Total transactions with owners, recognized directly in equity		(474.9)	(14.3)	(124.6)	—	—	(2.3)	(616.1)	1.3	(614.8)
Balance as of December 31, 2020		1,620.5	8.3	245.5	84.7	(24.5)	191.6	2,126.1	—	2,126.1

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

		Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	Note	€m	€m	€m
Cash generated from operations before tax and exceptional items	32	552.0	376.9	397.6
Cash flows relating to exceptional items		(12.1)	(15.9)	(43.4)
Tax paid		(82.9)	(45.6)	(32.9)
Net cash flows from operating activities		457.0	315.4	321.3
Cash flows from investing activities
Business combinations, net of cash acquired	14	(112.9)	(1.5)	(471.6)
Purchase of property, plant and equipment and intangibles		(58.7)	(47.3)	(41.6)
Purchase of investments		(25.0)	(25.0)	—
Redemption of investments		25.2	—	—
Net cash used in investing activities		(171.4)	(73.8)	(513.2)
Cash flows from financing activities
Proceeds from issuance of Ordinary Shares	25	0.6	354.1	0.1
Share issuance costs	25	—	(11.1)	—
Repurchase of ordinary shares	25	(608.6)	—	—
Payments related to shares withheld for tax	26	(19.2)	—	—
Proceeds from new loans and notes		—	2.0	355.6
Repayment of loan principal		(11.7)	(22.2)	(5.9)
Payment of lease liabilities		(20.3)	(21.8)	—
Payment of financing fees		—	—	(2.6)
Interest paid		(50.2)	(48.4)	(45.3)
Interest received		0.7	2.4	0.2
Other financing cash flows		(6.1)	(3.6)	0.6
Net cash (used in)/provided by financing activities		(714.8)	251.4	302.7
Net (decrease)/increase in cash and cash equivalents		(429.2)	493.0	110.8
Cash and cash equivalents at beginning of period	20	824.8	327.6	219.2
Effect of exchange rate fluctuations		(13.1)	4.2	(2.4)
Cash and cash equivalents at end of period	20	382.5	824.8	327.6

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
1)General information
Nomad Foods Limited (the “Company” or “Nomad”) was incorporated in the British Virgin Islands on April 1, 2014. The address of Nomad’s registered office is Nemours Chambers, Road Town, Tortola, British Virgin Islands. The Company is domiciled for tax in the United Kingdom.
Nomad Foods Limited (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and in the future across the broader food sector. Nomad produces, markets and distributes brands through offices in 14 countries and exports to many others. Nomad has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birds Eye, Iglo, Findus, Goodfella's and Aunt Bessie's.
2)Basis of preparation
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
On March 11, 2020, the World Health Organization officially declared COVID-19, the disease caused by novel coronavirus, a pandemic. The Directors are working with Management to monitor the evolution of the pandemic, including how it may affect the markets and the general population and also the potential financial impact. The final impact of the pandemic on the Company is hard to predict, however, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis in preparing these financial statements.
Standards not yet adopted
IFRS 9 'Financial Instruments'
IFRS 9 ‘Financial Instruments’ was issued in July 2014 and replaced IAS 39 ‘Financial Instruments: Recognition and Measurement.’ The Company had previously elected to continue hedge accounting under IAS 39 as was allowed by the standard. On January 1, 2021, the Company will be adopting hedge accounting under IFRS 9 as the hedge accounting requirements have been simplified and are more closely aligned to the Company's risk management strategy. Under IFRS 9 all existing hedging relationships will qualify as continuing hedging relationships.

IFRS 9 introduces a new way of treating fair value movements on cross currency basis spreads of certain hedging instruments. The Company intends to elect the cost of hedging approach as allowable under IFRS 9 and will initially recognize these movements within equity, in a cost of hedging reserve to the extent that they relate to the hedged item. An adjustment to the January 1, 2021 opening balance sheet is expected to be made to transfer approximately €5 million from the cash flow hedge reserve to the costs of hedging reserve for relevant hedging instruments existing on transition.
Under IFRS 9, in cash flow hedges of a forecast transaction which results in the recognition of a non-financial item (such as inventory), the carrying value of that item must be adjusted for the accumulated gains or losses recognized directly in equity. Whilst a similar option is available under IAS 39, this was not applied. The effective portion of the gain or loss on a cash flow hedging instrument is reported in the statement of other comprehensive income, but the transfer to the non-financial item on the balance sheet will be shown in the statement of changes in equity. As at December 31, 2020 the impact is approximately €7 million.
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform (Phase 2)
In August 2020, the IASB issued Interest Rate Benchmark Reform (Phase 2), which amends other IFRS standards. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The amendments in this final phase relate to practical expedient for particular changes in contractual cash flows, relief from specific hedge accounting requirements and certain disclosure requirement.

These amendments are effective for annual reporting periods beginning on or after January 1, 2021, with earlier application permitted. The Company is currently evaluating the impact of the amendment on the consolidated financial statements.

Amended standards early adopted
The Company has elected to early adopt the ‘Amendments to IAS 39 and IFRS 7 Interest Rate Benchmark Reform (Phase 1)’ issued in September 2019. In accordance with the transition provisions, the amendments have been adopted retrospectively to hedging relationships that existed at the start of the reporting period and to the amount accumulated in the cash flow hedge reserve at that date.
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
Other
The consolidated financial statements and notes are presented in the reporting currency of millions of Euros. All financial information has been rounded to the nearest €0.1 million, except where otherwise indicated.
The consolidated financial statements were approved for issuance by the Board of Directors of Nomad Foods Limited on February 23, 2021. The Directors have, at the time of approving the financial statements, a reasonable expectation that Nomad has adequate resources to continue in operational existence for the foreseeable future given the cash funds available and the current forecast cash outflows. Thus, Nomad continues to adopt the going concern basis of accounting in preparing the financial statements.
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
ii)    Assets and liabilities of foreign operations
For the purposes of presenting consolidated financial statements, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated at foreign exchange rates ruling at the financial year ended December 31, 2020 of £1:€1.11 (December 31, 2019: £1:€1.17, December 31, 2018: £1:€1.11). The revenues and expenses of foreign operations are translated at an average rate for the period where this rate approximates to the foreign exchange rates ruling at the dates of the transactions.
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
•Buildings 40 years
•Plant and equipment 5 to 14 years
•Computer equipment 3 to 5 years
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
3.11    Founder Preferred Shares
Nomad Foods issued Founder Preferred Shares to both TOMS Acquisition I LLC and Mariposa Acquisition II, LLC (collectively the “Founder Entities”) in connection with its initial public offering in April 2014. Holders of the Founder Preferred Shares are entitled to receive annual dividend amounts subject to certain performance conditions (the “Founder Preferred Shares Dividend Amount”). The instrument and its component parts were analyzed under IFRS 2. The Company intends that any future Founder Preferred Shares Annual Dividend Amount will be equity settled. Accordingly, the Founder Preferred Shares Annual Dividend Amount as of June 1, 2015, of €531.5 million (the “Founder Preferred Shares Dividend reserve”) was classified as equity and no further revaluations will be required or recorded.
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
To assist in managing operating cash flow, we may enter into non-recourse factoring arrangements with certain receivables whereby we sell specific account receivables to one or more external financial institutions. The risks and rewards of ownership are considered to have been transferred at the point of sale. Up to the point of sale, these receivables are treated as held for sale and measured at fair value through Profit or Loss. Under the terms of the contractual arrangements, the Company may continue to collect the cash from the customer receivables sold, albeit acting solely as a collecting agent on behalf of the purchaser of receivables. Any cash received from customers which is due to be paid to the agent is presented as a financial liability in the Statement of Financial Position and as a financing activity within the Statement of Cash Flows. Factoring fees associated with the sale of factored receivables were minimal for all periods presented. See Note 18.
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
Trade receivables are presented net of associated contract liabilities, referred to as 'trade terms' as discussed further in Note 3.14 and Note 4.
ii)    Cash and cash equivalents
Cash and cash equivalents comprise of cash balances and deposits that are readily convertible to a known amount of cash and are measured at amortized cost. Deposits held in money market funds are measured at fair value through Profit or Loss as the cash flows do not only represent principal and interest.
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

Foreign exchange forward contracts can be entered into in order to mitigate perceived risks to foreign exchange transaction risk.
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

b.    Net investment hedges
Foreign currency differences arising on the retranslation of the spot rate component of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in Other Comprehensive Income to the extent that the hedge is effective, and are presented in the translation reserve within equity. To the extent that the hedge is ineffective, such differences are recognized in the Consolidated Statement of Profit or Loss. When the hedged net investment is disposed of, the relevant amount in the translation reserve is transferred to the Consolidated Statement of Profit or Loss as part of the gain or loss on disposal.
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
3.21    IFRSs not yet adopted
At the date of authorization of these financial statements, except as disclosed in Note 2, there are no Standards and Interpretations relevant to the Company which are in issue but not yet effective.

4)     Critical accounting estimates and judgments
The preparation of financial statements in accordance with IFRS requires the use of judgment in applying the accounting policies and estimation that affect the reported amounts of assets and liabilities and results. Actual results could differ from those estimates and the financial statements will be impacted by key judgments taken.
Key Judgments
Judgments are made in the process of applying accounting policies. Those judgments which are considered key are listed below.
a)        Business Combinations
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
b)        Discounts and trade promotions
Management use judgment when considering when accruals for discounts and trade promotions can be released. Management makes the judgment based on the principle that accruals are reversed only to the extent that it is highly probable that a significant reversal will not occur.
c)        Uncertain tax positions
Management use judgment when determining whether it is appropriate to accrue for uncertain tax positions and for how long accruals for uncertain tax positions are retained. Management considers tax laws which are in place in making that assessment determining whether it is appropriate to release.
d)        Cash generating units
When performing goodwill impairment testing, management apply judgment to the allocation of goodwill to cash generating units. Management has determined goodwill is monitored at the operating segment level of “Frozen”. Please refer to Note 13 for further information.
e)        Operating segments
Management apply judgment in determining the Chief Operating Decision Maker (“CODM”), and the nature and extent of the financial information which is reviewed by the CODM. Management have considered how resources are allocated in determining the single reporting and operating segment of “Frozen”. Please refer to Note 5 for further information.
Significant estimates
Information about estimates and assumptions that have significant effects on the amounts reported in the consolidated financial statements are listed below. Management have taken into account the impact and potential future impact of COVID-19 on these estimates. We will continue to assess the impact of future developments in relation to COVID-19 as it relates to estimates, especially around the carrying value of goodwill, brands and other intangibles, as well as on property, plant and equipment. In particular, we will focus on the long-term impact on the food service customer relationship intangible assets.
a)        Discounts and trade promotions
Discounts given by the Company include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs. Each customer has bespoke agreements that are governed by a combination of observable and unobservable performance conditions.

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
At each financial year end date, any discount or trade promotion incurred but not yet invoiced is estimated and accrued for. In certain cases, the estimate for discounts and trade promotions requires the use of forecast information for future trading periods and therefore a degree of estimation uncertainty exists. These estimates are sensitive to variances between actual results and forecasts. The estimate is based on accumulated experience.
The accruals are presented as ‘trade terms’ and offset against trade receivables due to the same customer, or as trade term payables where there is no receivable to be offset. The balance of the reduction in trade receivables for trade terms as of December 31, 2020 is disclosed in Note 18 and the balance classified as a trade term payable is disclosed in Note 22.
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
c)        Carrying value of goodwill and brands
Determining whether goodwill and brands are impaired requires an estimation of the value in use of the cash generating unit to which goodwill and brands have been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash generating unit and a suitable discount rate in order to calculate present value. Future cash flows for the purposes of the value in use calculation are taken from approved budgets. Details of impairment reviews including disclosures covering sensitivities are provided in Note 13.
d)        Employee benefit obligation
The Group operates a number of defined benefit pension schemes and post-employment benefit schemes which are valued by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. Each scheme has an actuarial valuation performed by a specialist third party and is dependent on a series of assumptions which are estimated by management. See Note 23 for details of these assumptions and a sensitivity analysis on material assumptions.

e)        Uncertain tax positions
Where tax exposures can be quantified, an accrual for uncertain tax positions is based on the Group's judgment of the most likely amount of the liability expected to be paid to the relevant tax authority; or, when there is a wide range of possible outcomes, a probability weighted average approach. Given the inherent uncertainties in assessing the outcomes of these exposures, the Company could in future periods experience adjustments to these accruals. The factors considered in estimating the accrual include the progress of discussions with the tax authorities, the complexity of respective tax legislation, valuations of assets for tax purposes and the level of documentary support for historical positions taken by previous owners. The accruals are made on the basis of a weighted average of potential outcomes.
f)        Fair value of derivative financial instruments.
Note 34 includes details of the fair value of the derivative instruments that the Company holds at each balance sheet period. Management has estimated the fair value of these instruments by using valuations based on discounted cash flow calculations. These inputs may be readily observable, market corroborated, or generally unobservable inputs and are further discussed in Note 34.
5)    Segment reporting
Nomad has one reporting and operating segment, "Frozen", reflected in the segment presentation below for the periods presented. The CODM primarily uses “Adjusted EBITDA”, disclosed in Note 3.19, as the key measure of the segment’s results, which is considered non-IFRS financial information.
Segment Adjusted EBITDA

		Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	Note	€m	€m	€m
Profit for the period		225.1	153.6	170.5
Taxation		70.4	56.7	56.6
Net financing costs		63.7	73.2	56.0
Depreciation and amortization		67.6	68.3	46.3
EBITDA		426.8	351.8	329.4
Acquisition purchase price adjustments		—	—	5.7
Exceptional items	7	20.6	54.5	17.7
Other add-backs		19.4	25.7	23.6
Adjusted EBITDA		466.8	432.0	376.4

Acquisition purchase price adjustments relate to the reversal of the non-cash increase applied to inventory acquired in business combinations to value it at fair value as opposed to cost.
Other add-backs include the elimination of share-based payment expense and related employer payroll expense of €12.1 million (2019: €22.4 million, 2018: €14.7 million) and elimination of non-operating M&A related costs, professional fees and transaction costs of €7.3 million (2019: €3.3 million, 2018: €8.9 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
No information on segment assets or liabilities is presented to the CODM.
Product information
Management considers the products it sells belong to one category, being "Frozen".

Geographical information
External revenue by geography

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	€m	€m	€m
United Kingdom	747.3	712.5	585.4
Italy	426.3	394.1	383.6
Germany	393.2	329.6	310.2
France	203.8	176.6	174.1
Sweden	158.7	175.7	192.7
Austria	127.9	108.2	102.4
Norway	115.6	120.4	122.5
Spain	82.6	79.5	76.7
Rest of Europe	260.5	227.7	225.2
Total external revenue by geography	2,515.9	2,324.3	2,172.8
Non-current assets by geography

	December 31, 2020	December 31, 2019
	€m	€m
Germany	135.5	124.9
United Kingdom	132.1	131.3
Italy	68.5	68.2
Norway	30.0	29.6
Sweden	28.5	51.1
France	15.7	17.2
Rest of Europe	68.9	56.0
Total non-current assets by geography	479.2	478.3
Non-current assets exclude deferred tax assets, goodwill and brands which are not bound to one geographical area.
6)    Operating profit
Operating profit is stated after charging:

		Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	Note	€m	€m	€m
Staff costs	8	340.2	308.6	299.7
Depreciation of property, plant and equipment (1)	12	59.8	59.7	39.3
Impairment of property, plant and equipment	12	—	0.1	—
Amortization of software and brands	13	7.8	8.6	7.0
Operating lease charges(1)		3.0	4.5	18.5
Exchange (gains)/losses		(2.8)	(14.6)	2.9
Research & development expenditure		17.6	18.9	15.5
Inventories recognized as an expense within cost of goods sold		1,627.9	1,536.0	1,410.0
(1) As a result of the adoption of IFRS 16 Leases on January 1, 2019, the majority of leases have been capitalized and are being depreciated. Expenses relating to leases that are not capitalized continue to be shown within Operating Profit.

7)    Exceptional items
Exceptional items are made up as follows:

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	€m	€m	€m
Supply chain reconfiguration (1)	(12.5)	(3.6)	1.2
Findus Group integration costs (2)	—	3.5	10.4
Findus Switzerland integration costs (3)	0.3	—	—
Brexit (4)	1.6	1.6	—
Business Transformation program (5)	2.3	—	—
Goodfella's Pizza & Aunt Bessie's integration costs (6)	4.0	12.5	8.3
Factory optimization (7)	10.0	5.7	1.6
Settlement of legacy matters (8)	(2.9)	(9.2)	(3.8)
Release of indemnification assets (9)	17.8	44.0	—
Total exceptional items	20.6	54.5	17.7
We do not consider these items to be indicative of our ongoing operating performance.
(1)Supply chain reconfiguration
Supply chain reconfiguration relates to activities associated with the closure of the Bjuv manufacturing facility in Sweden which ceased production in 2017. Income of €12.5 million has been recognized in the year ended December 31, 2020 (2019: income of €3.6 million, 2018: charge of €1.2 million).
In 2020, the Company signed an agreement to end its leasehold of a cold store in Sweden in 2021, which was originally due to expire in 2040. The cold store will continue to be used by the Company under a service contract once the lease has come to an end. The agreement resulted in a significant modification of a right-of-use asset and reduction in lease liabilities. The carrying value of the right-of-use asset had previously been impaired such that its value was significantly lower than that of the liabilities extinguished. Consequently, the Company recognized a gain from the transaction. As part of the transaction, the Company has become liable to fulfill certain severance arrangements in 2021 which have been provided for, the cost of which offsets a portion of the income from the modification of the lease.
In 2019, the income related to the sale of the agricultural land and the finalization of consideration received for the sale of the industrial property, which had completed in 2018. Costs in 2018 relate to the closure and have been partially offset by income from the disposal of tangible assets.
(2)Findus Group integration costs
Following the acquisition of the Findus Group on November 2, 2015, the Company initiated a substantial integration project. Expenses presented (2019: €3.5 million, 2018: €10.4 million) primarily relate to the roll-out of the Nomad ERP system which completed in 2019.
(3)Findus Switzerland integration costs
As disclosed in Note 14, the Company completed the acquisition of Findus Switzerland on December 31, 2020, following which the Company is undertaking an integration project.
(4)Brexit
With the uncertainty of the United Kingdom exiting the European Union, commonly referred to as Brexit, we made preparations for the potential adverse impacts of Brexit to our supply chain, such as tariffs and delays at ports of entry and departure.

(5)Business transformation program
The Company has launched the first phase of a multi-year, enterprise-wide transformation and optimization program. Over the next few years, additional transformation phases will be implemented. The program aims to standardize, simplify and automate end-to-end business processes. This will enable key decision making and analytical capability, building a platform and organization to support future growth and provide better value for shareholders. Execution of the business transformation program will include the evaluation and implementation of new systems needed to support the project.

Expenses in the year consist of restructuring and transformational project costs, including business technology transformation initiative costs and related professional fees.
(6)Goodfella's Pizza & Aunt Bessie's integration costs
Following the acquisition of the Goodfella’s pizza business in April 2018 and the Aunt Bessie's business in July 2018, the Company completed an integration project.
(7)Factory optimization
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
(8)Settlement of legacy matters

A net income of €2.9 million has been recognized associated with the release of acquired tax liabilities relating to periods prior to acquisition by the Company. Net income of €9.2 million was recognized in the year ended December 31, 2019 associated with the release of acquired tax liabilities relating to periods prior to acquisition by the Company. Net income of €3.8 million were recognized in the year ended December 31, 2018. This includes an income of €2.7 million recognized on settlement of contingent consideration for the La Cocinera acquisition and net income of €0.7 million associated with settlements of tax audits.
(9)Release of indemnification assets
The charges relate to the release of shares held in escrow as part of the consideration for the acquisition of the Findus Group in 2015, as discussed in Note 19.
Tax impact of exceptional items
The tax impact of the exceptional items amounts to a credit of €3.5 million in the year ended December 31, 2020 (year ended December 31, 2019: €3.1 million, year ended December 31, 2018: €3.2 million).
Cash flow impact of exceptional items
Included in the Consolidated Statements of Cash Flows for the year ended December 31, 2020 is €12.1 million (year ended December 31, 2019: €15.9 million, year ended December 31, 2018: €43.4 million) of cash outflows relating to exceptional items. This includes cash flows related to the above items as well as the cash impact of the settlement of provisions brought forward from previous accounting periods.

8)    Payroll costs, share based payments and management incentive schemes
(a)Payroll costs
The average number of persons employed by the Company (excluding non-Executive Directors) is analyzed and set out below:

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Production	3,043	3,308	2,915
Administration, distribution & sales	1,647	1,448	1,510
Total number of employees	4,690	4,756	4,425
The table below discloses the Company’s aggregate payroll costs of these persons. Payroll costs exclude long term management incentive scheme and share based payment costs, but includes bonus costs.

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	€m	€m	€m
Wages and salaries	276.4	250.4	240.6
Social security costs	49.2	45.2	46.0
Other pension costs	14.6	13.0	13.1
Total payroll costs	340.2	308.6	299.7
(b)Share based payments
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

The Non-Executive Directors restricted share awards granted on June 14, 2019, which consisted of 39,370 shares at a share price of $20.32. In July 2019, in conjunction with the resignation of one of our Non-Executive Directors, 2,460 shares from this grant were vested and issued. The remaining awards vested on June 17, 2020 and were issued at a share price of $21.78. Of the total 34,447 number of shares vesting, 8,656 shares were held back from issue by the Company as settlement towards personal tax liabilities arising on the vested shares.
On June 17, 2020, after the Company's annual general meeting of shareholders, the current Non-Executive Directors were granted 32,140 restricted share award at a share price of $21.78.
The total charge for Non-Executive Director grants within the Statement of Consolidated Profit or Loss for the year ended December 31, 2020 for stock compensation awards was €0.7 million (year ended December 31, 2019: €0.9 million; year ended December 31, 2018: €0.9 million).
Director and Senior Management Share Awards
As part of its long term incentive initiatives, the Company has outstanding awards over 3,178,400 ordinary shares granted to certain members of its management team (the “Management Share Awards”) as of the following four award dates:

	January 1, 2016 Award	January 1, 2017 Award	January 1, 2018 Award	January 1, 2019 Award	January 1, 2020 Award	Total
Number of awards outstanding at January 1, 2020	2,965,514	838,123	548,900	166,427	—	4,518,964
New awards granted in the period	—	—	—	—	761,979	761,979
Awards vested and issued in the period	(1,910,561)	—	(42,825)	—	—	(1,953,386)
Forfeitures in the period	(13,000)	(18,250)	(59,500)	(6,866)	(51,541)	(149,157)
Number of awards outstanding at December 31, 2020	1,041,953	819,873	446,575	159,561	710,438	3,178,400

The 2016, 2017 and 2018 awards have vesting conditions based on cumulative EBITDA performance and over four years and Company share price performance over two to five years. During 2019, the Compensation Committee of the Board of Directors amended the targets for these awards resulting in a revaluation of the awards reflected in the expense starting in 2019. The share price and EBITDA performance conditions are weighted 50% each per award.
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
The incremental fair value granted as a result of the modifications made to the January 1, 2016 and 2017 awards was $9.9 million (€8.7 million) and $1.1 million (€1.0 million), respectively. There was no incremental fair value on modification for the January 1, 2018 award.

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
In January 2020, 761,979 restricted share awards were granted as part of the 2020 Management Share Award. The performance period associated with the award began on January 1, 2020. The Share awards will vest on the Company achieving a range of performance conditions including cumulative EBITDA, cumulative net sales, and share price performance measures over a three-year period. The cumulative EBITDA and Cumulative Net Sales tranches of shares are equally weighted, being worth 37.5% of the total award each. The Share Price Tranche is worth 25% of the total award. All shares are subject to a holding period of an additional year and require that the participants to the scheme are still actively employed during the entire four year period, through January 1, 2024.
In January 2019, 85,315 restricted shares granted as part of the 2017 Management Share Awards vested based on share price performance, resulting in the issuance of 51,932 ordinary shares (net of 33,383 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares).
In January 2020, 284,555 restricted shares granted as part of the 2016 Management Share Awards vested as a result of the satisfaction of the applicable Share Price Performance Condition (based on a share price of $22.37), resulting in the issuance of 163,816 ordinary shares to participants in the LTIP (net of 120,739 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares).

In February 2020, 1,626,006 restricted shares granted as part of the 2016 Management Share Awards vested as a result of the satisfaction of the applicable Share Price Performance Condition (based on a share price of $19.53), resulting in the issuance of 928,042 ordinary shares to participants in the LTIP (net of 697,964 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares).

In September 2020, 42,825 restricted shares granted as part of the 2018 Management Share Awards vested as a result of the satisfaction of the applicable Share Price Performance Condition (based on a share price of $25.30). Due to the timing of the vesting, the resulting issuance of 25,655 ordinary shares to participants in the LTIP (net of 17,170 ordinary shares held back from issue by the
Company as settlement towards personal tax liabilities arising on the vested ordinary shares) occurred in October 2020.
The stock compensation charge reported within the Consolidated Statement of Profit or Loss for the year ended December 31, 2020 related to the director and senior management share awards is €8.3 million (year ended December 31, 2019: €14.0 million: year ended December 31, 2018: €12.1 million).
The Company calculates the cost of the Management Share Awards based upon their fair value using the Monte Carlo Model, which is considered to be the most appropriate methodology considering the restricted shares only vest once the market performance conditions have been satisfied. Following the revisions to the EBITDA Performance Conditions and benchmark market share price targets described above, and the additions of the January 1, 2019 and 2020 schemes, the inputs and assumptions underlying the Monte Carlo models for all awards outstanding as of valuation date are now as follows:

	January 1, 2016 award	January 1, 2017 award	January 1, 2018 award	January 1, 2019 award	January 1, 2020 award
Grant date price	$16.72	$16.72	$16.72	$20.15	$22.37
Exercise price	$—	$—	$—	$—	$—
Expected life of restricted share	1.00 - 2.00 years	2.00 years	1.50 - 4.00 years	4.00 years	4.00 years
Expected volatility of the share price	22.6%	22.6%	22.7%	24.0%	24.4%
Dividend yield expected	—%	—%	—%	—%	—%
Risk free rate	2.65%	2.65%	2.55%	1.33%	1.70%
Employee exit rate	6.0%	14.0%	14.0%	14.0%	27.3%
EBITDA Performance Target Condition	93.0%	72.0%	35.0%	35.0%	35.0%

The expected volatility of the share price inputs above were estimated by referencing selected quoted companies which are considered to exhibit some degree of comparability with the Company, as the Company has only been listed for approximately four years.

Based on the latest assessments of fair value and the number of shares expected to vest, the total fair values in respect of the Restricted Shares are:

•2016 award - $28.2 million (€24.7 million)
•2017 award - $5.2 million (€4.6 million)
•2018 award - $1.6 million (€1.3 million)
•2019 award - $1.4 million (€1.2 million)
•2020 award - $4.8 million (€4.3 million)
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
In May 2020, former and current Non-Executive Directors were issued an aggregate of 49,196 shares (net of shares withheld for the settlement of taxes), exercising all the remaining initial options outstanding for €0.6 million.

9)    Directors and Key Management compensation

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	€m	€m	€m
Short-term employee benefits	3.9	2.8	3.3
Share-based payment expense	3.5	7.6	6.3
Termination benefits	—	—	0.1
Non-Executive Director fees	0.3	0.4	0.4
Total Directors' and executive officers' compensation	7.7	10.8	10.1
All significant management decision making authority is vested within the Board of Directors and the executive team, therefore key management are considered to be the Directors and executive Officers.

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Benefits are accruing to the following number of key management personnel under:
Defined contribution plans	2	2	3
Share based payment schemes	2	2	3
10)    Finance income and costs

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	€m	€m	€m
Interest income	0.7	2.5	0.2
Net fair value gains on derivatives held at fair value through profit or loss	—	—	1.4
Net foreign exchange gains on translation of financial assets and liabilities	4.0	—	—
Finance income	4.7	2.5	1.6
Interest and finance charges paid/payable for lease liabilities and financial liabilities not at fair value through profit or loss (1)	(64.0)	(79.0)	(64.4)
Cross-currency interest rate swaps: cash flow hedges, transfer from equity	5.9	21.8	14.6
Net pension interest costs	(2.7)	(3.8)	(3.8)
Amortization of borrowing costs	(2.0)	(2.0)	(1.5)
Net foreign exchange losses on translation of financial assets and liabilities	—	(3.9)	(0.3)
Interest on unwinding of discounted items	—	—	(1.1)
Net fair value losses on derivatives held at fair value through profit or loss	(5.6)	(8.8)	—
Financing costs incurred in amendment of terms of debt	—	—	(1.1)
Finance costs	(68.4)	(75.7)	(57.6)
Net finance costs	(63.7)	(73.2)	(56.0)

(1) Following the adoption of IFRS 16 Leases on January 1, 2019, this caption includes the unwinding of discounting on lease liabilities.

11)    Taxation

		Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	Note	€m	€m	€m
Current tax expense
Current tax on profits for the period		(44.8)	(66.4)	(63.9)
Adjustments in respect of prior periods		(7.6)	—	2.8
		(52.4)	(66.4)	(61.1)
Deferred tax (expense)/income
Origination and reversal of temporary differences		(1.2)	9.7	4.5
Impact of change in tax rates		(16.8)	—	—
	16	(18.0)	9.7	4.5
Total tax expense		(70.4)	(56.7)	(56.6)

Reconciliation of effective tax rate:

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	€m	€m	€m
Profit before tax	295.5	210.3	227.1
Tax charge at the standard UK corporation tax rate 19% (2019: 19%; 2018: 19%)	(56.1)	(39.9)	(43.2)
Difference in tax rates	(18.2)	(11.9)	(14.8)
Non tax deductible interest	(0.1)	0.6	—
Other income and expenses not taxable or deductible	(0.8)	(1.2)	5.3
Unrecognized tax assets	(6.3)	(0.9)	0.6
Provisions for uncertainties	35.5	(3.4)	(7.3)
Impact of change in deferred tax rates	(16.8)	—	—
Prior period adjustment	(7.6)	—	2.8
Total tax expense	(70.4)	(56.7)	(56.6)

Effective tax rates
Effective from and including January 12, 2016, the Company become a resident in the United Kingdom for United Kingdom tax purposes. The effective tax rate for the year ended December 31, 2020 was 23.8% (year ended December 31, 2019: 27%). The change is principally caused by the release of uncertain tax positions in relation to exposures that are now time barred, offset in part by the impact of a change in tax rates on deferred tax assets and liabilities.
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
Notwithstanding this, management believes that the Company’s position on all open matters including those in current discussion with local tax authorities is robust and that the Company is appropriately provided. As of December 31, 2020, the current tax payable of €166.2m and deferred tax assets of €113.5m includes provisions for tax uncertainties of €103.9m. As of December 31, 2019, the current tax payable of €217.2m and deferred tax assets of €96.4m included provisions for tax uncertainties of €137.8m.
Following the enactment of the Finance Act 2020, the standard rate of corporation tax in the UK is 19% for 2020 (2019: 19%). Previously, the substantively enacted rate of corporation tax in the UK from April 1, 2020 was 17%.

The tax (credit)/charge relating to components of other comprehensive income is as follows:

		Before tax	Tax credit	After tax
Year ended December 31, 2020	Note	€m	€m	€m
Remeasurement of post-employment benefit liabilities		27.8	(8.3)	19.5
Net investment hedge		10.1	—	10.1
Cash flow hedges		17.3	(6.0)	11.3
Other comprehensive loss/(income)		55.2	(14.3)	40.9
Current tax			—
Deferred tax	16		(14.3)
			(14.3)
		Before tax	Tax credit)	After tax
Year ended December 31, 2019	Note	€m	€m	€m
Remeasurement of post-employment benefit liabilities		35.9	(6.7)	29.2
Net investment hedge		(6.0)	—	(6.0)
Cash flow hedges		27.3	(5.6)	21.7
Other comprehensive loss/(income)		57.2	(12.3)	44.9
Current tax			—
Deferred tax	16		(12.3)
			(12.3)
		Before tax	Tax (credit)/charge	After tax
Year ended December 31, 2018		€m	€m	€m
Remeasurement of post-employment benefit liabilities		12.9	(3.3)	9.6
Net investment hedge		(5.6)	—	(5.6)
Cash flow hedges		(15.5)	4.0	(11.5)
Other comprehensive (income)/loss		(8.2)	0.7	(7.5)
Current tax			—
Deferred tax			0.7
			0.7

12)    Property, plant and equipment

	December 31, 2020	December 31, 2019
	€m	€m
Owned property, plant and equipment (i)	373.2	350.0
Right-of-use assets (ii)	49.0	72.4
Property, plant and equipment	422.2	422.4

(i)    Owned property, plant and equipment

	Land and buildings	Plant and equipment	Computer equipment	Total
	€m	€m	€m	€m
Cost
Balance at December 31, 2018	151.8	290.2	9.0	451.0
Additions	4.1	34.7	4.7	43.5
Disposals	(1.5)	(1.1)	—	(2.6)
Effect of movements in foreign exchange	1.8	8.1	0.1	10.0
Balance at December 31, 2019	156.2	331.9	13.8	501.9
Acquisitions through business combinations	5.1	3.5	—	8.6
Additions	6.8	54.6	2.1	63.5
Disposals	(0.1)	(2.6)	(0.3)	(3.0)
Effect of movements in foreign exchange	(2.7)	(11.3)	(0.3)	(14.3)
Balance at December 31, 2020	165.3	376.1	15.3	556.7
Accumulated depreciation and impairment
Balance at December 31, 2018	14.3	85.5	2.4	102.2
Depreciation	7.7	34.4	1.5	43.6
Impairment	—	0.1	—	0.1
Disposals	—	(0.3)	—	(0.3)
Effect of movements in foreign exchange	1.0	5.3	—	6.3
Balance at December 31, 2019	23.0	125.0	3.9	151.9
Depreciation	7.6	33.5	3.0	44.1
Disposals	—	(1.8)	(0.3)	(2.1)
Effect of movements in foreign exchange	(1.4)	(8.6)	(0.4)	(10.4)
Balance at December 31, 2020	29.2	148.1	6.2	183.5
Net book value December 31, 2018	137.5	204.7	6.6	348.8
Net book value December 31, 2019	133.2	206.9	9.9	350.0
Balance at December 31, 2020	136.1	228.0	9.1	373.2

Assets under construction
Additions to for the year ended December 31, 2020 includes assets under construction of €24.5 million (year ended December 31, 2019: €13.1 million).
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

(ii)    Right-of-use assets

	December 31, 2020	December 31, 2019
	€m	€m
Net book value
Land and Buildings	38.5	62.8
Plant and equipment and motor vehicles	10.3	9.2
Computer equipment	0.2	0.4
Right-of-use assets	49.0	72.4

Additions to right-of-use assets during the year ended December 31, 2020 were €17.9 million. A further €0.3 million of additions were acquired through business combinations.
Lease liabilities are included within loans and borrowings in Note 21. Interest on lease liabilities is presented as a finance cost in Note 10. Payments of lease liabilities are included as a financing activity within the Statement of Cash Flows.

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	€m	€m	€m
Depreciation
Land and Buildings	10.6	10.7	—
Plant and equipment and motor vehicles	4.9	5.2	—
Computer equipment	0.2	0.2	—
Depreciation expense of right-of-use assets	15.7	16.1	—

13)    Goodwill and Intangibles

	Goodwill	Brands	Computer software	Customer relationships	Total
	€m	€m	€m	€m	€m
Cost
Balance at December 31, 2018	1,861.0	2,051.1	25.4	31.0	3,968.5
Acquisitions through business combinations	1.9	—	—	—	1.9
Additions	—	—	4.8	—	4.8
Disposals	—	—	(0.1)	—	(0.1)
Effect of movements in foreign exchange	—	—	(0.3)	—	(0.3)
Balance at December 31, 2019	1,862.9	2,051.1	29.8	31.0	3,974.8
Acquisitions through business combinations	75.6	24.4	0.1	—	100.1
Additions	—	—	8.8	—	8.8
Effect of movements in foreign exchange	(0.5)	5.3	0.3	—	5.1
Balance at December 31, 2020	1,938.0	2,080.8	39.0	31.0	4,088.8

	Goodwill	Brands	Computer software	Customer relationships	Total
	€m	€m	€m	€m	€m
Accumulated amortization and impairment
Balance at December 31, 2018	—	2.7	10.6	7.0	20.3
Amortization	—	1.7	4.7	2.2	8.6
Effect of movements in foreign exchange	—	—	(0.1)	—	(0.1)
Balance at December 31, 2019	—	4.4	15.2	9.2	28.8
Amortization	—	1.2	4.4	2.2	7.8
Effect of movements in foreign exchange	—	—	0.1	—	0.1
Balance at December 31, 2020	—	5.6	19.7	11.4	36.7
Net book value December 31, 2018	1,861.0	2,048.4	14.8	24.0	3,948.2
Net book value December 31, 2019	1,862.9	2,046.7	14.6	21.8	3,946.0
Net book value December 31, 2020	1,938.0	2,075.2	19.3	19.6	4,052.1

Amortization of €7.8 million (December 31, 2019: €8.6 million; December 31, 2018: €7.0 million) is included in ‘other operating expenses’ in the Consolidated Statement of Profit or Loss.
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
Key assumptions
The values for the key assumptions relating to the annual review of the carrying amount of goodwill and indefinite life brands were arrived at by taking into consideration detailed historical information and comparison to external sources where appropriate, such as market rates for discount factors.

•Budgeted cash flows: the calculation of value in use has been based on the cash flow forecasts by management for 2021 to 2023. The trends in these forecasts have been extrapolated to produce 2024 and 2025 forecast cash flows. Beyond 2025 the same assumptions have been applied for future periods in the absence of longer term detailed forecasts. These plans have been prepared and approved by management, and incorporate past performance of the entities acquired in the period, historical growth rates and projections of developments in key markets.

•Revenue: projected revenues are built up with reference to markets and product platforms. They incorporate past performance, historical growth rates and projections of developments in key markets.
•Profit margins: projected margins reflect historical performance.
•Capital expenditure forecast reflects expected expenditure requirements and includes an allowance for the replacement of leased right-of-use assets.
•Discount rate: a pre-tax discount rate of 5.8% (2019: 7.1%) was applied to the cash flows. This discount rate has been calculated using a capital asset pricing model using observable market data, including the share price of Nomad Foods Limited.
•Long-term growth rates: the growth rate used in the testing after the detailed forecasting period was 1.0% (2019: 1.0%). These rates do not reflect the long-term assumptions used by the Company for investment planning.
Sensitivity to changes in assumptions
Impairment was not required at either December 31, 2020, or December 31, 2019. In each case the valuations derived from the discounted cash flow model indicate a sufficient amount of headroom for which any reasonably possible change to key assumptions is unlikely to result in an impairment of the related goodwill.
14)    Acquisitions
(a)     Findus Switzerland
On December 31, 2020, the Company completed its acquisition of all of the share capital of Findus Switzerland for €112.0 million, which produces and sells frozen food in Switzerland. The deal extends the geographical reach of this brand, complementing the existing business model.
Due to the acquisition occurring on the date of the Statement of Financial Position, the valuation of the business has not been completed, with the difference between the consideration paid and the book value of assets valued being provisionally allocated to goodwill. During 2021, the Company will determine the fair value of the identifiable assets acquired as well as liabilities and contingent liabilities assumed, with any corresponding adjustment necessary being made to the value of goodwill recognized. Therefore, the purchase price allocation exercise over the assets and liabilities at the date acquisition and the consideration paid, remains provisional. These were as follows:

December 31, 2020
€m
Assets:
Intangible assets	24.5
Property, plant and equipment, including Right-of-use assets	8.9
Current assets	0.2
Inventories	11.5
Total assets	45.1

Liabilities:
Current liabilities	0.3
Non-current liabilities	6.8
Deferred tax liabilities	1.6
Total liabilities	8.7

Total identifiable net assets acquired	36.4

Total purchase consideration	112.0

Total identifiable net assets acquired	(36.4)

Goodwill	75.6

Goodwill recognized on acquisition is €75.6 million. In addition to the value of assets and liabilities yet to be valued, the goodwill recognized is attributable mainly to the growth prospects for the business expected organically and operational synergies.
(b)     Toppfrys AB
Effective March 30, 2020, the Company acquired the remaining 19% stake of the share capital of Toppfrys AB, increasing the Company's ownership to 100%. The Company paid €1.0 million for the equity share acquired and no longer recognizes any non-controlling interest from this date.
(c)     Impact of acquisitions on financial statements
Acquisition related costs of €4.8 million are recognized as an expense in other operating expenses.
If the acquisition had occurred on January 1, 2020, management estimates that the combined Company would have revenue of €2,593.7 million and profit before tax of €301.4 million for the year ended December 31, 2020.
(d)     Purchase consideration - cash outflow

		Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Outflow of cash for business combinations, net of cash acquired		€m	€m	€m
Cash consideration		113.0	—	474.9
Less cash acquired		(0.1)	—	(9.8)
Contingent consideration paid related to acquisitions	24	—	1.5	6.5
Net outflow of cash - investing activities		112.9	1.5	471.6

15)    Investments
The following are the Company's significant investments as of December 31, 2020.

	Activity	Country of incorporation	Class of shares held	Ownership as of December 31, 2020
Nomad Foods Europe Holdings Limited	Holding	England	Ordinary	100%
Nomad Foods Europe Holdco Limited	Holding	England	Ordinary	100%
Nomad Foods Europe Finco Limited	Holding	England	Ordinary	100%
Nomad Foods Europe Midco Limited	Holding/ Finance	England	Ordinary	100%
Nomad Foods Bondco Plc	Finance	England	Ordinary	100%
Nomad Foods Lux S.à.r.l.	Finance	Luxembourg	Ordinary	100%
Nomad Foods Europe Limited	Management	England	Ordinary	100%
Birds Eye Limited	Trading	England	Ordinary	100%
Nomad Foods Europe Finance Limited	Finance	England	Ordinary	100%
Aunt Bessie's Limited	Dormant	England	Ordinary	100%
Birds Eye Ireland Limited	Trading	Republic of Ireland	Ordinary	100%
Birds Eye Ireland Oldco Unlimited Company	Non-Trading	Republic of Ireland	Ordinary	100%
Iglo Holding GmbH	Holding	Germany	Ordinary	100%
Iglo Nederland B.V.	Trading	Netherlands	Ordinary	100%
Iglo Belgium S.A.	Trading	Belgium	Ordinary	100%
Iglo Portugal	Trading	Portugal	Ordinary	100%
Iglo Austria Holdings GmbH	Holding	Austria	Ordinary	100%
C.S.I. Compagnia Surgelati Italiana S.R.L	Trading	Italy	Ordinary	100%
Findus Sverige Holdings AB	Holding	Sweden	Ordinary	100%
Iglo GmbH	Trading	Germany	Ordinary	100%
Frozen Fish International GmbH	Trading	Germany	Ordinary	100%
Liberator Germany Newco GmbH	Property	Germany	Ordinary	100%
Iglo Austria GmbH	Trading	Austria	Ordinary	100%
Findus Sverige AB	Trading	Sweden	Ordinary	100%
Frionor Sverige AB	Holding	Sweden	Ordinary	100%
Findus Holdings France SAS	Holding	France	Ordinary	100%
Findus France SAS	Trading	France	Ordinary	100%
Findus Espana SLU	Trading	Spain	Ordinary	100%
Findus Danmark A/S	Trading	Denmark	Ordinary	100%
Findus Finland Oy	Trading	Finland	Ordinary	100%
Findus Norge AS	Trading	Norway	Ordinary	100%
Findus Norge Holding AS	Holding	Norway	Ordinary	100%
Toppfrys AB	Trading	Sweden	Ordinary	100%
Findus Switzerland AG	Trading	Switzerland	Ordinary	100%

16)    Deferred tax assets and liabilities
Recognized deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following:

	December 31, 2020			December 31, 2019
	Assets	Liabilities	Total	Assets	Liabilities	Total
	€m	€m	€m	€m	€m	€m
Property, plant and equipment	20.6	(27.3)	(6.7)	23.0	(29.3)	(6.3)
Intangible assets	0.9	(378.1)	(377.2)	0.4	(357.0)	(356.6)
Employee benefits	48.3	(0.3)	48.0	40.2	(0.4)	39.8
Tax value of loss carry forwards	24.6	—	24.6	20.7	—	20.7
Derivative financial instruments	9.3	(0.1)	9.2	3.2	(0.3)	2.9
Other	9.8	(14.9)	(5.1)	8.9	(11.2)	(2.3)
Tax assets/(liabilities)	113.5	(420.7)	(307.2)	96.4	(398.2)	(301.8)
Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable.
Deferred tax assets that the Company has not recognized in the financial statements amount to €72.7 million (December 31, 2019: €70.3 million). These deferred tax assets had not been recognized as the likelihood of recovery is not probable.
The aggregate deferred tax relating to items that have been credited directly to equity is €14.3 million (December 31, 2019: debit of €12.3 million).
Movement in deferred tax during the year:

	Opening balance Jan 1, 2020	Acquired in business combinations	Recognized in Statement of Profit or Loss	Recognized in Other Comprehensive Income	Movement in foreign exchange	Closing balance Dec 31, 2020
	€m		€m	€m	€m	€m
Property, plant and equipment	(6.3)	(1.3)	1.0	—	(0.1)	(6.7)
Intangible assets	(356.6)	—	(20.6)	—	—	(377.2)
Employee benefits	39.8	—	—	8.3	(0.1)	48.0
Tax value of loss carry forwards	20.7	—	3.9	—	—	24.6
Derivative financial instruments	2.9	—	0.3	6.0	—	9.2
Other	(2.3)	(0.3)	(2.6)	—	0.1	(5.1)
Total deferred tax	(301.8)	(1.6)	(18.0)	14.3	(0.1)	(307.2)

	Opening balance Jan 1, 2019	Recognized in Statement of Profit or Loss	Recognized in Other Comprehensive Income	Movement in foreign exchange	Closing balance Dec 31, 2019
	€m	€m	€m	€m	€m
Property, plant and equipment	(12.4)	6.3	—	(0.2)	(6.3)
Intangible assets	(354.1)	(2.5)	—	—	(356.6)
Employee benefits	29.6	3.5	6.7	—	39.8
Tax value of loss carry forwards	19.1	1.6	—	—	20.7
Derivative financial instruments	(2.5)	—	5.6	(0.2)	2.9
Other	(3.1)	0.8	—	—	(2.3)
Total deferred tax	(323.4)	9.7	12.3	(0.4)	(301.8)

17)    Inventories

	December 31, 2020	December 31, 2019
	€m	€m
Raw materials and consumables	80.5	86.8
Work in progress	46.5	48.3
Finished goods and goods for resale	216.2	188.1
Total inventories	343.2	323.2
During the year ended December 31, 2020, €8.5 million (year ended December 31, 2019: €9.0 million, year ended December 31, 2018: €7.1 million) was charged to the Consolidated Statement of Profit or Loss for the write down of inventories.
18)    Trade and other receivables

	December 31, 2020	December 31, 2019
Current assets	€m	€m
Trade receivables	141.2	143.6
Prepayments and accrued income	9.2	8.0
Other receivables	31.2	31.0
Tax receivable	3.4	24.1
Total current trade and other receivables	185.0	206.7
Non-current assets
Other receivables	1.1	1.9
Total non-current trade and other receivables	1.1	1.9
Total trade and other receivables	186.1	208.6

Trade receivables, prepayments and other receivables, except for those defined as non-current, are expected to be recovered in less than 12 months. Other receivables includes VAT receivable.
The aging of trade receivables is detailed below:

	Gross	Impaired	Net
December 31, 2020	€m	€m	€m
Not past due	308.6	(0.3)	308.3
Past due less than 1 month	20.5	(0.2)	20.3
Past due 1 to 3 months	4.0	(0.1)	3.9
Past due 3 to 6 months	1.1	(0.1)	1.0
Past due more than 6 months	11.9	(3.7)	8.2
Sub-total	346.1	(4.4)	341.7
Reduction in trade-terms			(200.5)
Total trade receivables			141.2
	Gross	Impaired	Net
December 31, 2019	€m	€m	€m
Not past due	288.1	(0.2)	287.9
Past due less than 1 month	32.5	(0.3)	32.2
Past due 1 to 3 months	7.5	(0.2)	7.3
Past due 3 to 6 months	3.6	(0.2)	3.4
Past due more than 6 months	7.9	(3.9)	4.0
Sub-total	339.6	(4.8)	334.8
Reduction in trade-terms			(191.2)
Total trade receivables			143.6

Reduction in trade-terms are described in Note 4(a). Trade receivables have been provided against based on expected credit losses on positions net of trade-terms, which fall into all aging categories.
The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable. The Company does not hold any collateral as security.
Debts past due are not impaired where there are eligible trade terms deductions which can be offset against them.
The Company entered into facilities with third-party banks in which the Company may sell qualifying trade debtors on a non-recourse basis. Under the terms of the agreements, the Company has transferred substantially all the credit risks and control of the receivables, which are subject to this agreement, and accordingly €nil (December 31, 2019:€nil) of trade receivables have been derecognized at the period end.
Liabilities related to contracts with customers
The Company has recognized the following liabilities related to contracts with customers:

	December 31, 2020	December 31, 2019
	€m	€m
Trade terms liabilities reported within trade receivables	(200.5)	(191.2)
Trade terms liabilities reported within trade and other payables (Note 22)	(89.7)	(59.4)
Total trade terms liabilities	(290.2)	(250.6)
Significant changes to trade terms
No significant changes to trade terms occurred in the year ended December 31, 2020.
Revenue recognized in relation to trade terms
Trade terms relate to sales made with variable consideration and are an estimate as disclosed in Note 4(a). Revenue recognized in the year ended December 31, 2020 relating to performance obligations that were satisfied in the prior year was €18.0 million (2019: €17.3 million).
19)Indemnification assets

	Year ended December 31, 2020	Year ended December 31, 2019
	€m	€m
Balance at January 1	35.4	79.4
Release of indemnified provision	(20.0)	(44.0)
Balance at December 31	15.4	35.4
As at December 31, 2020, €12.0 million (December 31, 2019: €29.8 million) of the indemnification assets relate to the acquisition of the Findus Group in 2015 for which 618,099 shares are held in escrow and are valued at $25.42 (€20.69) (December 31, 2019: 1,583,627 shares valued at $22.37 (€19.96)) each. The shares placed in escrow will be released in stages over a four-year period beginning January 2019 and each anniversary thereafter. During 2020, 965,528 shares were released from escrow. As a consequence the indemnification asset was reduced by approximately €17.8 million with a corresponding charge of to the Statement of Profit or Loss within the financial statements for the year ended December 31, 2020.
In January 2021, 275,909 shares were released from escrow. As a consequence the indemnification asset will be reduced by approximately €5.0 million with a corresponding charge of to the Statement of Profit or Loss within the financial statements for the year ended December 31, 2021.
As at December 31, 2020, €3.5 million (2019: €5.6 million) of the indemnification asset relates to the Goodfella’s Pizza acquisition for several contingent liabilities that arose prior to acquisition and were recognized in the balance sheet to the same extent as the asset. During 2020, €2.2 million was released against the liabilities.

20)Cash and cash equivalents

		December 31, 2020	December 31, 2019
	Note	€m	€m
Cash and cash equivalents		393.1	826.0
Restricted cash		0.1	0.1
Cash and cash equivalents		393.2	826.1
Bank overdraft	22	(10.7)	(1.3)
Cash and cash equivalents per Statement of Cash Flows		382.5	824.8
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
21)Loans and borrowings
The repayment profile of the syndicated and other loans held by the Company is as follows:

	December 31, 2020	December 31, 2019
	€m	€m
Current liabilities/(assets)
Syndicated loans	7.8	10.8
Lease liabilities	16.7	18.9
Less deferred borrowing costs to be amortized within 1 year	(2.0)	(2.0)
Total due in less than one year	22.5	27.7
Non-current liabilities
Syndicated loans	1,287.5	1,364.4
2024 fixed rate senior secured notes	400.0	400.0
Lease liabilities	53.7	90.1
Less deferred borrowing costs to be amortized in 2-5 years	(4.9)	(6.9)
Total due after more than one year	1,736.3	1,847.6
Total borrowings	1,758.8	1,875.3
On May 3, 2017 the Company completed a refinancing of its Senior debt. All Senior debt as at the balance sheet date was repaid and replaced with new Senior Euro debt of €500.0 million and Senior U.S. Dollar debt of $610.0 million. Both are repayable on May 15, 2024. The Senior U.S. Dollar debt requires a mandatory repayment of 1% of notional, of which $9.6 million was repaid in 2019 and $9.6 million in 2020. The existing revolving credit facility was also replaced with a new €80.0 million facility, which is available until May 15, 2023 and may be utilized to support working capital requirements, including letters of credit and bank guarantees.
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

As at December 31, 2020 €16.1 million (December 31, 2019: €17.2 million) has been utilized for issuance of letters of credit and bank guarantees.
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
The Senior Facilities Agreement includes an excess cash flow calculation whereupon an amount of principal shall be repaid based upon terms including cash generated during the year and leverage. In 2019 the amount repaid was €12.1 million relating to the calculation performed at the end of 2018. Based on the calculation performed for December 31, 2020, there will be no excess cash flow repayment in 2021.
In connection with its pension scheme, Findus Sverige AB, a 100% owned subsidiary, is required to obtain credit insurance with PRI Pensionsgaranti (“PRI”), a credit insurance company that provides insurance annually against the risk of a sponsoring company’s insolvency. In connection with such credit insurance, as at December 31, 2020 Findus Sverige AB has granted floating charges over certain assets in favor of PRI in an amount of SEK 300 million (€29.8 million) (December 31, 2019: €28.7 million) and Nomad Foods Limited has issued a parent guarantee to PRI which will not exceed SEK 450 million (€44.7 million) (December 31, 2019: €43.0 million) and has a maturity date of March 31, 2021.
22)Trade and other payables

	December 31, 2020	December 31, 2019
Current liabilities	€m	€m
Trade payables	363.7	306.5
Accruals and deferred income	133.7	109.4
Trade terms payable	89.7	59.4
Social security and other taxes	24.1	25.7
Other payables	21.2	18.8
Financial payables	3.3	4.1
Bank overdrafts	10.7	1.3
Total current trade and other payables	646.4	525.2
Non-current liabilities
Accruals and deferred income	2.2	2.7
Total non-current trade and other payables	2.2	2.7
Total trade and other payables	648.6	527.9

The Company has implemented a Supply Chain Financing (“SCF”) program for its suppliers. The principal purpose of these arrangements is to provide the supplier with the option to access liquidity earlier through the sale of its receivables due from the Company to a bank or other financial institution prior to their due date. Management has determined that the Company’s payables to these suppliers have neither been extinguished nor have the liabilities been significantly modified by these arrangements. The value of amounts payable, invoice due dates and other terms and conditions applicable, from the Company’s perspective, remain unaltered, with only the ultimate payee being changed. At December 31, 2020, there was no material usage of the programs (December 31, 2019: nil). The cash outflows in respect of these arrangements will be recognized within operating cash flows.

23)Employee benefits
The Company operates defined benefit pension plans in Germany, Italy, Sweden and Austria, as well as various defined contribution plans in other countries.

i.Defined contribution plans
The total expense relating to defined contribution plans for the year ended December 31, 2020 was €8.3 million (year ended December 31, 2019: €9.0 million, year ended December 31, 2018: €9.1 million)

ii.Defined benefit plans
The Company operates partially funded defined benefit pension plans in Germany and Austria, an unfunded defined benefit pension plan in Sweden and defined benefit indemnity arrangements in Italy and Austria. In addition, pension benefits in Switzerland are met via a contract with a collective foundation that offers a fully insured solution to provide a contribution-based cash balance retirement plan, which is classified as a defined benefit plan. In addition, an unfunded post-retirement medical plan is operated in Austria. In Germany and Italy, long term service awards are in operation and various other countries provide other employee benefits.

	December 31, 2020	December 31, 2019
	€m	€m
Net employee benefit obligations-Germany	181.2	151.3
Net employee benefit obligations-Sweden	74.1	71.7
Net employee benefit obligations-Switzerland	6.6	—
Net employee benefit obligations-Italy	4.7	4.8
Net employee benefit obligations-Austria	5.6	5.8
Sub-total	272.2	233.6
Net employee benefit obligations- total of other countries	4.0	3.9
Total net employee benefit obligations	276.2	237.5

The net obligation of €4.0 million (December 31, 2019: €3.9 million) in respect of other countries is the aggregate of a number of different types of minor schemes, each one not being considered material individually or in aggregate and so detailed disclosure of these schemes is not provided in the following tables. As a result, certain disclosures may differ to those presented elsewhere in the Financial Statements.
The amount included in the Statement of Financial Position arising from the Company’s obligations in respect of its defined benefit retirement plans and post-employment benefits is as follows:

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
December 31, 2020	€m	€m	€m
Present value of unfunded defined benefit obligations	79.6	5.0	84.6
Present value of funded defined benefit obligations	285.5	—	285.5
Subtotal present value of defined benefit obligations	365.1	5.0	370.1
Fair value of plan assets	(97.9)	—	(97.9)
Recognized liability for net defined benefit obligations	267.2	5.0	272.2

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
December 31, 2019	€m	€m	€m
Present value of unfunded defined benefit obligations	77.6	5.1	82.7
Present value of funded defined benefit obligations	237.3	—	237.3
Subtotal present value of defined benefit obligations	314.9	5.1	320.0
Fair value of plan assets	(86.4)	—	(86.4)
Recognized liability for net defined benefit obligations	228.5	5.1	233.6
Movements in recognized liability for net defined benefit obligations:

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
	€m	€m	€m
Opening balance January 1, 2020	228.5	5.1	233.6
Acquired through business combinations	6.6	—	6.6
Current service cost	6.2	(0.1)	6.1
Interest cost	2.7	—	2.7
Actuarial losses	28.0	—	28.0
Contributions to plan	(0.6)	—	(0.6)
Benefits paid	(7.0)	—	(7.0)
Exchange adjustments	2.8	—	2.8
As at December 31, 2020	267.2	5.0	272.2

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
	€m	€m	€m
Opening balance January 1, 2019	192.7	4.8	197.5
Current service cost	4.0	0.2	4.2
Interest cost	3.6	—	3.6
Actuarial losses	35.3	—	35.3
Contributions to plan	(0.6)	—	(0.6)
Benefits paid	(5.2)	—	(5.2)
Exchange adjustments	(1.3)	0.1	(1.2)
As at December 31, 2019	228.5	5.1	233.6

Movements in present value of defined benefit obligations:

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
	€m	€m	€m
Opening balance January 1, 2020	314.9	5.1	320.0
Acquired through business combinations	18.4	—	18.4
Current service cost	6.2	(0.1)	6.1
Interest cost	3.7	—	3.7
Actuarial experience gains	(0.8)	—	(0.8)
Actuarial losses arising from changes in financial assumptions	29.2	—	29.2
Contributions to plan	0.4	—	0.4
Benefits paid	(9.7)	—	(9.7)
Exchange adjustments	2.8	—	2.8
As at December 31, 2020	365.1	5.0	370.1

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
	€m	€m	€m
Opening balance January 1, 2019	274.2	4.8	279.0
Current service cost	4.0	0.2	4.2
Interest cost	5.0	—	5.0
Actuarial experience losses	0.2	—	0.2
Actuarial losses arising from changes in financial assumptions	43.2	—	43.2
Actuarial gains arising from changes in demographic assumptions	(3.0)	—	(3.0)
Contributions to plan	0.4	—	0.4
Benefits paid	(7.8)	—	(7.8)
Exchange adjustments	(1.3)	0.1	(1.2)
As at December 31, 2019	314.9	5.1	320.0

Movements in fair value of plan assets of defined benefit retirement plans:

2020
€m
Opening balance January 1, 2020	86.4
Acquired through business combinations	11.8
Interest income	1.0
Actuarial gains arising from the return on plan assets, excluding interest income	0.4
Contributions by employer	0.5
Contributions by members	0.5
Benefits paid	(2.7)
As at December 31, 2020	97.9

2019
€m
Opening balance January 1, 2019	81.5
Interest income	1.4
Actuarial gains arising from the return on plan assets, excluding interest income	5.1
Contributions by employer	0.5
Contributions by members	0.5
Benefits paid	(2.6)
As at December 31, 2019	86.4
Expense recognized in the Consolidated Statement of Profit or Loss:

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
	2020	2020	2020
	€m	€m	€m
Current service cost	6.2	(0.1)	6.1
Interest cost	2.7	—	2.7
For the year ended December 31, 2020	8.9	(0.1)	8.8

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
	2019	2019	2019
	€m	€m	€m
Current service cost	4.0	0.2	4.2
Interest cost	3.6	—	3.6
For the year ended December 31, 2019	7.6	0.2	7.8
Current service cost is allocated between cost of sales and other operating expenses. Interest on net defined benefit obligation is disclosed in net financing costs.

Amount recognized in the Consolidated Statement of Comprehensive Income:

	Year ended December 31, 2020	Year ended December 31, 2019
	€m	€m
Actuarial experience (losses)/gains	(0.8)	0.2
Actuarial losses arising from changes in financial assumptions	29.2	43.2
Actuarial gains arising from changes in demographic assumptions	—	(3.0)
Actuarial gains arising from the return on plan assets, excluding interest income	(0.4)	(5.1)
Total actuarial losses	28.0	35.3

	Year ended December 31, 2020	Year ended December 31, 2019
	€m	€m
Cumulative amount of actuarial losses recognized in Consolidated Statement of Comprehensive Income	77.5	49.5

The fair value of plan assets, all at quoted prices are as follows:

	December 31, 2020	December 31, 2019
	€m	€m
Equities	24.5	20.5
Debt instruments	44.1	40.3
Property	17.1	13.1
Other	12.2	12.5
Total	97.9	86.4

	Defined benefit retirement plans					Post-employment medical benefits and other benefits
December 31, 2020	Germany	Sweden	Austria	Switzerland	Italy	Germany	Austria
Discount rate	0.55%	1.05%	1.00%	0.15%	0.33%	0.05%	—%
Inflation rate	2.00%	1.50%	2.00%	0.20%	1.00%	2.00%	3.00%
Rate of increase in salaries	2.80%	2.50%	2.00%	0%-2.50%	—	2.80%	3.00%
Rate of increase for pensions in payment	1%-2%	1.50%	—	—	—	—	—
Long term medical cost of inflation	—	—	—	—	—	—	2.00%

	Defined benefit retirement plans				Post-employment medical benefits and other benefits
December 31, 2019	Germany	Sweden	Austria	Italy	Germany	Austria
Discount rate	1.15%	1.45%	1.00%	0.67%	0.45%	0.30%
Inflation rate	2.00%	1.80%	1.53%	1.50%	2.00%	1.53%
Rate of increase in salaries	2.80%	2.80%	2.00%	—	2.80%	3.00%
Rate of increase for pensions in payment	1%-2%	—	2.00%	—	—	—
Long term medical cost of inflation	—	—	—	—	—	2.00%

In valuing the liabilities of the pension fund at December 31, 2020 and December 31, 2019, mortality assumptions have been made as indicated below. The assumptions relating to longevity underlying the pension liabilities at the financial year end date are based on standard actuarial mortality tables and include an allowance for future improvements in longevity. The assumptions are based on the following mortality tables:
•Germany: Richttafeln 2018 G
•Sweden: DUS 14
•Switzerland: BVG 2015 GT
•Austria: AVÖ 2018 - P
•Italy: RG48
These references are to the specific standard rates of mortality that are published and widely used in each country for the use of actuarial assessment of pension liabilities and take account of local current and future average life expectancy.

December 31, 2020 (years)	Germany	Sweden	Austria	Switzerland	Italy
Retiring at the end of the year:
Male	21	22	23	21	21
Female	24	24	26	24	22

December 31, 2019 (years)	Germany	Sweden	Austria	Italy
Retiring at the end of the year:
Male	21	22	23	19
Female	24	24	25	22
The history of experience adjustments from inception of the Company for the defined benefit retirement plans is as follows:

	December 31, 2020	December 31, 2019	December 31, 2018
	€m	€m	€m
Present value of defined benefit obligations	365.1	314.9	274.2
Fair value of plan assets	(97.9)	(86.4)	(81.5)
Recognized liability in the scheme	267.2	228.5	192.7
Experience (gains)/losses on scheme liabilities	(0.8)	0.2	0.5
Experience gains on scheme assets	(0.4)	(5.1)	(0.3)
Post-employment medical benefits- sensitivity analysis
The effect of a 1% movement in the assumed medical cost trend rate is not significant.
Defined benefit obligation- sensitivity analysis
The effect of a 1% movement in the most significant assumptions for the year ended December 31, 2020 is as follows:

	Increase	Decrease
	€m	€m
Discount rate	(62.0)	82.7
Inflation rate	52.7	(38.9)
Rate of increase in salaries	17.3	(13.2)
Rate of increase for pensions in payment	52.1	(40.2)
There are no deficit elimination plans for any of the defined benefit schemes. Expected contributions and payments to post-employment benefit plans for the period ending December 31, 2021 are €6.5 million. The weighted average duration of the defined benefit obligations is 19.8 years.

24)Provisions

	Restructuring	Onerous/ unfavorable contracts	Provisions related to other taxes	Contingent consideration	Other	Total
	€m	€m	€m	€m	€m	€m
Balance at December 31, 2018	12.3	68.8	5.8	1.5	25.3	113.7
Impact of transition to IFRS 16	—	(66.9)	—	—	—	(66.9)
Balance at January 1, 2019	12.3	1.9	5.8	1.5	25.3	46.8
Acquired through business combinations	—	—	—	—	1.9	1.9
Additional provision in the period	3.2	—	2.4	—	10.2	15.8
Release of provision	(1.5)	—	(1.3)	—	(5.7)	(8.5)
Utilization of provision	(6.7)	(0.9)	—	(1.5)	(0.5)	(9.6)
Foreign exchange	0.1	0.2	—	—	0.1	0.4
Balance at December 31, 2019	7.4	1.2	6.9	—	31.3	46.8
Additional provision in the period	15.6	—	0.1	—	13.4	29.1
Release of provision	—	(0.7)	(0.4)	—	(6.0)	(7.1)
Utilization of provision	(10.4)	(0.5)	—	—	(5.9)	(16.8)
Foreign exchange	0.3	—	—	—	(0.5)	(0.2)
Balance at December 31, 2020	12.9	—	6.6	—	32.3	51.8
Analysis of total provisions:					December 31, 2020	December 31, 2019
Current					45.7	40.9
Non-current					6.1	5.9
Total					51.8	46.8
Restructuring
The €12.9 million (2019: €7.4 million) provision relates to committed plans for certain restructuring activities of exceptional nature which are due to be completed within the next 12 months.
The amounts have been provided based on the latest information available on the likely remaining expenditure required to complete the committed plans. An additional provision of €15.6 million has been made and €10.4 million has been utilized in the year ended December 31, 2020.
Onerous/unfavorable contracts
The provision related to a service contract covering a warehouse facility. During the year a termination agreement was reached.
Provisions relating to other taxes
The €6.6 million (2019: €6.9 million) provision relates to other, non-income taxes due to tax authorities after tax investigations within certain operating subsidiaries within the Nomad Group.
Contingent consideration
During the year ended December 31, 2019, the contingent consideration provision was utilized to settle all remaining liabilities in respect of the Lutosa Brand, which was being used under license until 2020. This payment has been presented as an investing cash flow within the Statement of Cash Flows.

Other
Other provisions include €4.4 million (December 31, 2019: €6.6 million) of contingent liabilities acquired as part of the Goodfella’s Pizza acquisition that are indemnified by the Seller’s insurance policies, €4.7 million (December 31, 2019: €4.7 million) of obligations in Italy, €6.1 million (December 31, 2019: €6.0 million) for asset retirement obligations, €1.9 million (December 31, 2019: €1.9 million) of pre-acquisition related liabilities related to the acquisition date liabilities of Aunt Bessie's Limited, €6.6 million (December 31, 2019: €8.3 million) of provisions in the period relate to employer taxes on the Long-term Incentive Plan (see Note 8) which would become payable on the issuance of shares, and other obligations from previous accounting periods.

25)Share capital and capital reserves
Share capital and capital reserve

	As at December 31, 2020	As at December 31, 2019
	€m	€m
Authorized:
Unlimited number of Ordinary Shares with nil nominal value issued at $10.00 per share	n/a	n/a
Unlimited number of Founder Preferred Shares with nil nominal value issued at $10.00 per share	n/a	n/a
Issued and fully paid:
172,180,897 (December 31, 2019: 194,542,957) Ordinary Shares with nil nominal value	1,636.9	2,109.7
1,500,000 (December 31, 2019: 1,500,000) Founder Preferred Shares with nil nominal value	10.6	10.6
Total share capital and capital reserve	1,647.5	2,120.3
Listing and share transaction costs	(27.0)	(24.9)
Total net share capital and capital reserve	1,620.5	2,095.4

Ordinary Shares

Issued and Repurchased Ordinary shares (in millions)
Balance at December 31, 2018	174.2
Shares issued in the year	20.3
Balance at December 31, 2019	194.5
Shares issued in the year	7.6
Shares repurchased in the year	(29.9)
Balance at December 31, 2020	172.2
Note 8(b) sets out the Non-Executive Director, Initial Director Options and Director and Senior Management Restricted share awards.
Note 27 sets out the Founder Preferred Share Dividends issued as ordinary shares in all years presented.

On March 22, 2019, the Company issued 20,000,000 ordinary shares in a public offering at $20.00 per share for aggregate gross proceeds of $400.0 million (€353.6 million). Directly attributed transaction costs of €11.1 million were incurred.
On March 13, 2020, the Company announced a share repurchase program to purchase up to an aggregate of $300.0 million of the Company’s ordinary shares. Acquisitions pursuant to the stock repurchase program may be made from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions. After the announcement, the Company entered into a series of open-market repurchases. As at December 31, 2020, 11,913,682 ordinary shares at an average price of $21.04, for aggregate gross costs of $250.9 million (€217.4 million) had been repurchased and canceled. Directly attributed transaction costs of €0.2 million were incurred.
In August 2020, the Company announced the repurchase of up to $500.0 million of shares, to be executed by way of a Dutch auction. On September 15, 2020, a total of 18,061,952 shares at a clearing price of $25.50 per share amounting to the purchase price of $460.6 million (€389.3 million) was paid to the prevailing shareholders with all shares canceled as of the same date. Directly attributed transaction costs of €1.9 million were incurred.
In May 2020, former and current Non-Executive Directors were issued an aggregate of 49,196 shares (net of shares withheld for the settlement of taxes), exercising all the remaining initial options outstanding for €0.6 million.
Listing and share transaction costs
As at December 31, 2020, cumulative listing and share transaction costs, which includes the total cost of admission and share issuance expenses, as well as costs associated with share repurchases were €27.0 million and are disclosed as a deduction directly against the capital reserve.

€m
At December 31, 2018	13.8
Share transaction costs	11.1
At December 31, 2019	24.9
Share transaction costs	2.1
At December 31, 2020	27.0
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

1.the right to one vote per Founder Preferred Share on all matters to be voted on by shareholders generally and to vote together with the holders of ordinary shares;

2.commencing on January 1, 2015 and for each financial year thereafter:

a.once the average price per ordinary share for the Dividend Determination Period, i.e. the last ten consecutive trading days of a year is at least $11.50 (which condition has been satisfied for the year ended December 31, 2015), the right to receive a Founder Preferred Shares Annual Dividend Amount (as more fully described below), payable in Ordinary Shares or cash, at the Company’s sole option; and

b.the right to receive dividends and other distributions as may be declared from time to time by the Company’s board of directors with respect to the Ordinary Shares (such dividends to be distributed among the holders of Founder Preferred Shares, as if for such purpose the Founder Preferred Shares had been converted into Ordinary Shares immediately prior to such distribution) plus an amount equal to 20% of the dividend which would be distributable on such number of Ordinary Shares equal to the Preferred Share Dividend Equivalent (as defined below); and

3.in addition to amounts payable pursuant to clause 2 above, the right, together with the holders of Ordinary Shares, to receive such portion of all amounts available for distribution and from time to time distributed by way of dividend or otherwise at such time as determined by the Directors; and

4.the right to an equal share (with the holders of Ordinary Shares on a share for share basis) in the distribution of the surplus assets of Nomad on its liquidation as are attributable to the Founder Preferred Shares; and

5.the ability to convert into Ordinary Shares on a 1-for-1 basis (mandatorily upon a Change of Control or the seventh full financial year after an acquisition)
See Note 27 for further information on the Founder Preferred Shares Dividends issued.
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

Share based compensation reserve
€m
Balance as of January 1, 2020	22.6
Non-Executive Director restricted share awards charge	0.7
Directors and Senior Management share awards charge	8.3
Vesting of Non-Executive Director restricted shares	(0.7)
Vesting of LTIP Share awards	(7.9)
Reclassification of awards for settlement of tax liabilities	(14.7)
Balance as of December 31, 2020	8.3

27)Founder Preferred Shares Dividend Reserve
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
The Preferred Shares Annual Dividend amount is determined with reference to the Dividend Determination Period of a financial year, ie the last ten consecutive trading days and calculated as 20% of the increase in the volume weighted average share price of our ordinary shares across the determination period compared to the highest price previously used in calculating the Founder Preferred Share Annual Dividend Amounts (currently $25.2127) multiplied by 140,220,619 Preferred Share Dividend Equivalent (the “Preferred Share Dividend Equivalent”). The Preferred Share Dividend Equivalent is equal to the number of ordinary shares outstanding immediately following the Iglo Acquisition, but excluding the 13.7 million ordinary shares issued to the seller of the Iglo Group. The Founder Preferred Shares Annual Dividend Amount is paid for so long as the Founder Preferred Shares remain outstanding.

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
On December 31, 2020, the Company’s Board of Directors approved a share dividend of an aggregate of 3,875,036 ordinary shares calculated as 20% of the increase in the market price of our ordinary shares compared to 2019 dividend price of $21.7289 multiplied by the Preferred Share Dividend Equivalent. The Dividend Price used to calculate the Annual Dividend Amount was $25.2127 (calculated based upon the volume weighted average price for the last ten consecutive trading days of 2020) and the ordinary shares underlying the Founder Preferred Share Dividend were issued on January 4, 2021.

Founder Preferred Shares Dividend Reserve
€m
Balance as of January 1, 2020	370.1
Settlement of dividend through share issue	(124.6)
Balance as of December 31, 2020	245.5

28)Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations, as well as from the translation of liabilities that hedge the Company’s net investment in a foreign subsidiary.

	Year ended December 31,
	2020	2019	2018
	€m	€m	€m
Balance as of January 1	94.8	88.8	83.2
Foreign currency translation adjustments	(23.6)	19.2	2.2
Net deferred gains/(losses) on net investment hedges (1)	13.5	(13.2)	3.4
Total presented in Other Comprehensive Income	(10.1)	6.0	5.6
Balance as of December 31	84.7	94.8	88.8

(1) Gains/(losses) on net investment hedges are offset by €25.7 million of losses (2019: gains of €19.0 million, 2018: losses of €3.7 million) on GBP net investments included within the foreign currency translation adjustments.

The translation reserve as at December 31, 2020, includes €17.3 million (2019: €3.8 million) relating to continuing hedging relationships in respect of GBP net investments, as well as €46.4 million (2019: €46.4 million) relating to a discontinued hedging relationship in respect of GBP net investments.
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

	Cross currency interest rate swaps	Forward currency contracts	Total Cash flow hedge reserve
	€m	€m	€m
Balance as of January 1, 2018	(0.4)	(2.6)	(3.0)
Change in fair value of hedging instrument recognized in OCI for the year	49.5	20.3	69.8
Reclassified to cost of goods sold	—	(6.4)	(6.4)
Reclassified from OCI to finance costs	(47.9)	—	(47.9)
Deferred tax	(0.3)	(3.7)	(4.0)
Balance as of December 31, 2018	0.9	7.6	8.5
Change in fair value of hedging instrument recognized in OCI for the year	28.1	3.8	31.9
Reclassified to cost of goods sold	—	(21.8)	(21.8)
Reclassified from OCI to finance costs	(37.4)	—	(37.4)
Deferred tax	1.6	4.0	5.6
Balance as of December 31, 2019	(6.8)	(6.4)	(13.2)
Change in fair value of hedging instrument recognized in OCI for the year	(63.7)	(20.0)	(83.7)
Reclassified to cost of goods sold	—	0.2	0.2
Reclassified from OCI to finance costs	66.2	—	66.2
Deferred tax	(0.2)	6.2	6.0
Balance as of December 31, 2020	(4.5)	(20.0)	(24.5)

30)Earnings per share
Basic earnings per share

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Profit for the period attributable to equity owners of the parent (€m)	225.2	154.0	171.2
Weighted average Ordinary Shares and Founder Preferred Shares	194,019,070	192,004,803	175,622,538
Basic earnings per share (€’s)	1.16	0.80	0.97
For the year ended December 31, 2020, basic earnings per share is calculated by dividing the profit attributable to the shareholders of the Company of €225.2 million (year ended December 31, 2019: €154.0 million, year ended December 31, 2018: €171.2 million) by the weighted average number of Ordinary Shares of 192,519,070 (December 31, 2019: 190,504,803, year ended December 31, 2018: 174,122,538) and Founder Preferred Shares of 1,500,000 (December 31, 2019: 1,500,000, year ended December 31, 2018: 1,500,000).
Diluted earnings per share

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Profit for the period attributable to equity owners of the parent (€m)	225.2	154.0	171.2
Weighted average Ordinary Shares and Founder Preferred Shares	197,894,106	198,425,877	175,793,631
Diluted earnings per share (€’s)	1.14	0.78	0.97
For the year ended December 31, 2020, the number of shares in the diluted earnings per share calculation include 3,875,036 shares for the dilutive impact of the Ordinary shares to settle the Founder Preferred Shares Annual Dividend for the year ended December 31, 2020, which were issued in January 2021. Refer to Notes 27 and 38 for further details.
31)Reconciliation of liabilities arising from financing activities
The table below details changes in the Company's liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be classified in the Company's consolidated statements of cash flows from financing activities.

	Cash / non-cash	Total loans and borrowings (Note 21)	Financial payables (Note 22)	Derivatives: (Net) Fair value of forward foreign exchange and currency swap contracts FVPTL	Derivatives: (Net) Fair value of cross currency interest rate swaps
		€m	€m	€m	€m
Opening balance January 1, 2020		1,875.3	4.1	(0.2)	15.3
Cash inflow (1)	Cash	—	—	—	6.8
Cash outflow (2)	Cash	(32.0)	(57.0)	(2.2)	(3.9)
Interest accretion	Cash	5.2	58.8	—	—
Acquired through business combinations	Non-cash	0.4	—	—	—
Exchange movement	Non-cash	(71.7)	0.9	—	—
Fair value changes	Non-cash	—	—	2.6	54.1
Other non-cash adjustments	Non-cash	(18.4)	(3.5)	—	—
Closing balance December 31, 2020		1,758.8	3.3	0.2	72.3

	Cash / non-cash	Total loans and borrowings (Note 21)	Financial payables (Note 22)	Derivatives: (Net) Fair value of forward foreign exchange and currency swap contracts FVPTL	Derivatives: (Net) Fair value of cross currency interest rate swaps
		€m	€m	€m	€m
Opening balance January 1, 2019		1,764.3	7.7	0.1	(0.3)
Restatement on adoption of IFRS 16	Non-cash	120.8	—	—	—
Restated opening balance January 1, 2019		1,885.1	7.7	0.1	(0.3)
Cash inflow (1)	Cash	2.0	—	4.7	20.9
Cash outflow (2)	Cash	(44.0)	(72.7)	—	(4.0)
Interest accretion	Cash	5.3	73.7	—	—
Exchange movement	Non-cash	15.7	(1.1)	—	—
Fair value changes	Non-cash	—	—	(5.0)	(1.3)
Other non-cash adjustments	Non-cash	11.2	(3.5)	—	—
Closing balance December 31, 2019		1,875.3	4.1	(0.2)	15.3
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
32)Cash flows from operating activities

		Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	Note	€m	€m	€m
Cash flows from operating activities
Profit for the period		225.1	153.6	170.5
Adjustments for:
Exceptional items	7	20.6	54.5	17.7
Non-cash fair value purchase price adjustment of inventory	5	—	—	5.7
Share based payments expense		9.0	14.9	13.0
Depreciation and amortization		67.6	68.3	46.3
Loss on disposal and impairment of property, plant and equipment		0.9	0.6	0.3
Net finance costs	10	63.7	73.2	56.0
Taxation	11	70.4	56.7	56.6
Operating cash flow before changes in working capital, provisions and exceptional items		457.3	421.8	366.1
(Increase)/decrease in inventories		(12.7)	23.5	(20.2)
Increase in trade and other receivables		(1.8)	(34.4)	(10.8)
Increase/(decrease) in trade and other payables		107.2	(40.6)	64.5
Increase/(decrease) in employee benefit and other provisions		2.0	6.6	(2.0)
Cash generated from operations before tax and exceptional items		552.0	376.9	397.6

33)Financial risk management

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

Hedge accounting is applied to remove the accounting mismatch between the hedging instrument and the hedged item. The effective portion of the change in the fair value of the hedging instrument is accounted for in the translation reserve or cash flow hedge reserve through Other Comprehensive Income and will be recognized in profit or loss in the same period as the hedged item. Movements in the Company's translation reserve and cash flow hedging reserve are presented in Notes 28 and 29 respectively. The Company's accounting policy for hedge accounting is disclosed within Note 3.

As at December 31, 2020, the Company has $926.0 million of U.S. Dollar LIBOR floating rate debt. The Company uses cross currency interest rate swaps to convert this into €836.5 million of debt with a fixed rate of interest, designated as a cash flow hedge. Additionally cross currency interest rate swaps have been entered into which receive €306.6 million with fixed interest flows and pays £258.1 million with fixed interest flows. £220.2 million of these swaps have been designated as a net investment hedge of the Company's investments in Pound Sterling.

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

There was no material ineffectiveness during 2020 in relation to the cross currency interest rate swaps.

The effects of the cash flow hedging instruments on the Company's financial position and performance are as follows:

All amounts stated in €m, unless otherwise stated	December 31, 2020	December 31, 2019
USD - cross currency interest rate swaps
Carrying amount of liability	(89.5)	(18.5)
Notional amount (USD)	$926.00	$935.6
Maturity date	5/15/2022	5/15/2022
Change in fair value of outstanding hedging instruments since January 1	(71.0)	7.1
Loss/(gain) in value of hedged item used to determine effectiveness	71.0	(7.1)
Weighted average hedged rate for the year	1.11	1.11

The effects of the net investment hedging instruments on the Company's financial position and performance are as follows:

All amounts stated in €m, unless otherwise stated	December 31, 2020	December 31, 2019
UK cross-currency interest rate swaps hedge
Carrying amount of cross-currency interest rate swaps	14.3	2.4
Notional amount (GBP)	£220.2	£222.5
Maturity Date	5/15/2022	5/15/2022
Change in fair value of cross-currency interest rate swaps as a result of foreign currency movements since January 1	13.5	(13.2)
(Gain)/loss in value of hedged item used to determine hedge effectiveness	(13.5)	13.2
Weighted average hedged rate for the year	1.19	1.19

The impact of the net investment hedge is taken directly to equity via the foreign currency translation reserve. The amount taken to this reserve that arose on the translation of the notional component of cross currency interest rate swaps was a gain of €13.5 million (2019: €13.2 million loss).

In determining hedge effectiveness for a net investment hedge, the economic relationship between hedging instrument and balance sheet exposure should be established including the notional amount and currency of the underlying investment. Hedge ineffectiveness may arise due to the value of the hedged item being less than the notional value of the hedging instrument. There was no material ineffectiveness in the net investment hedge in either 2020 or 2019. The ineffective amount taken through the Consolidated Statements of Profit or Loss in 2020 amounted to €nil (2019: €nil).

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

Hedge ineffectiveness may arise if the timing of the forecast transaction changes from what was originally estimated. There was no material ineffectiveness during 2020 in relation to the forward foreign exchange contracts.

The effects of the foreign currency hedging instruments on the Company's financial position and performance are as follows:

As at December 31, 2020	EUR/USD	GBP/USD	GBP/EUR	SEK/EUR	SEK/USD	Other Currencies
	€m	€m	€m	€m	€m	€m
Derivative financial instruments - forward currency contracts
Carrying amount of (liability)/asset	(21.9)	(3.7)	1.4	(4.0)	(2.6)	(0.5)
Notional amount	249.0	53.5	159.0	77.3	14.1	16.8
Fair value (gains)/losses of outstanding hedging instruments since January 1	(20.6)	(2.0)	8.5	(4.2)	(2.2)	0.8
Weighted average hedge rate for the year	1.13	1.28	1.12	0.09	0.10	0.21

As at December 31, 2019	EUR/USD	GBP/USD	GBP/EUR	SEK/EUR	Other Currencies
	€m	€m	€m	€m	€m
Derivative financial instruments - forward currency contracts
Carrying amount of asset/(liability)	2.1	(1.7)	(8.3)	(0.3)	(0.3)
Notional amount	220.6	56.5	217.4	70.1	42.3
Fair value (gains)/losses of outstanding hedging instruments since January 1	10.5	(0.7)	(10.9)	2.1	0.2
Weighted average hedge rate for the year	1.14	1.28	1.12	0.09	0.21

Losses in the year from foreign exchange swap contracts used for liquidity purposes designated as fair value through the Consolidated Statements of Profit or Loss amounted to €2.4 million loss (2019: €4.8 million gain, 2018: €1.0 million loss).

Losses in the year from cross currency interest rate swap contracts designated as fair value through the Consolidated Statement of Profit or Loss amounted to €3.2 million loss (2019: €13.6 million loss, 2018: €0.4 million gain).

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

    As at 31 December 2020, 85.3% of the Company’s Pound Sterling cross currency interest rate swaps are designated as hedges against the Company’s investment in its UK subsidiaries (2019: 85.3%, 2018: 85.3%). As at December 31, 2020, this represented 100% of the net assets held in GBP (2019: 104%).

Sensitivity analysis    During 2020, the Euro strengthened by 5.2% against Pound Sterling (2019: weakened by 5.3%).

The notional amount of Pound Sterling cross currency interest rate swaps designated as a Net Investment hedge is £220.2 million. A 1% movement in the GBP-EUR foreign exchange rate would result in a gain or loss of €2.4 million (2019: €2.6 million) which would be taken to equity.

Hedge accounting is not applied to £37.9 million of the Company's Pound Sterling cross currency interest rate swaps. A 1% movement in the GBP-EUR foreign exchange rate would result in a gain or loss of €0.4 million (2019: 0.5 million).

In addition, the impact on the related interest charge for each 1% movement in the GBP-EUR foreign exchange rate would be to decrease or increase the charge by €0.1 million, (2019: €0.1 million) within the Company Consolidated Statements of Profit or Loss.

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
Position / Equity
    As at December 31, 2020, the fair value of forward contracts entered into to hedge the future purchase of U.S. Dollars is a liability of €28.3 million (2019: €0.4 million asset). All forecast transactions are still expected to occur. As at December 31, 2020, 87.9% (2019: 82.7%) of forecast future U.S. Dollar payments to the end of 2021 were hedged through the use of forward contracts and existing cash. All forward contracts have been designated as cash flow hedges and have a maturity within the next 12 months.

The fair value of the Euro forward contracts with reference to non-Euro functional currencies as at December 31, 2020, is a liability of €3.1 million (2019: €9.0 million). As at December 31, 2020, 84.9% (2019: 95.2%) of forecast future net Euro payments to the end of 2021 were hedged through the use of forward contracts and existing cash. All forward contracts have been designated as cash flow hedges and have a maturity within the next 12 months.

Sensitivity analysis    During 2020, the Euro strengthened by 5.2% against Pound Sterling (2019: weakened by 5.3%, 2018: strengthened by 1.3%), strengthened by 9.6% against the U.S. Dollar (2019: weakened by 2%, 2018: weakened by 4.5%) and weakened by 3.8% against the Swedish Krona (2019: strengthened by 2.2%, 2018: strengthened by 4.1%).

On an annualized 2020 basis, and assuming all other factors remain constant, for each 1% movement in value of the Euro against Pound Sterling, the impact to the Company profit or loss before tax would be approximately €3.0 million (2019: €1.4 million), excluding the impact of any forward contracts.

On an annualized 2020 basis, and assuming all other factors remain constant, for each 1% movement in value of the Euro against the U.S. Dollar, the impact to the Company profit or loss before tax would be approximately €3.0 million (2019: €2.8 million), excluding the impact of any forward contracts.

On an annualized 2020 basis, and assuming all other factors remain constant, for each 1% movement in value of the Euro against Swedish Krona, the impact to the Company profit or loss before tax would be approximately €1.1 million (2019: €1.2 million), excluding the impact of any forward contracts.

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

Sensitivity analysis    During 2020, three month EURIBOR rates remained below zero (2019: no change). Within the Euro denominated senior loans, there is a EURIBOR floor of 0%.

If interest rates were to move by 1%, this would have a correspondingly decrease or increase in the Company’s profit/(loss) before tax by approximately €5.6 million (2019: €5.6 million), subject to the EURIBOR floor of 0%.

Credit risk

Description    Credit risk arises on cash and cash equivalents, derivative financial instruments with banks and financial institutions, any short term investments, as well as on credit exposures to customers. See Note 18 for analysis of the trade receivables balance and Note 20 for analysis of the cash and cash equivalents balance. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets.
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
Mitigation    The Company ensures that it has sufficient cash and available funding through regular cash flow and covenant forecasting. In addition, the Company has access to a revolving credit facility of €80.0 million, expiring in May 2023 and receivables financing facilities. This is available to finance working capital requirements and for general corporate purposes. Currently €16.1 million is utilized for letters of credit, overdrafts, customer bonds and bank guarantees.

Capital risk management

The objective of the Company when considering total capital is to protect the value of capital investments and to generate returns on shareholder funds. Total capital is defined as including Loans and Borrowings and equity, including derivatives used for the purpose of hedging currency and interest exposure on Loans and Borrowings, but excluding the cash flow hedging reserve.

In support of its objectives, the Company may undertake actions to adjust its capital structure accordingly. Actions may include, but not limited to, raising or prepayment of Borrowings together with related derivative instruments, issuance of additional share capital, payment of dividends or share buy-back.
Maturity analysis
The USD denominated term loans include the requirement to repay 1% of notional per annum. In 2020 this amounts to €8.7 million (2019: €8.6 million) In addition, the Senior Facilities Agreement also includes an excess cash flow calculation whereupon an amount of principal shall be repaid based upon terms including cash generated and leverage. Based upon the calculation as at December 31, 2020, no excess cash flow will be repayable in 2021 (2019: nil, repaid in 2020).
The tables below show a maturity analysis of contractual undiscounted cash flows prepared using forward interest rates where applicable, showing items at the earliest date on which the Company could be required to pay the liability:

2020	2021	2022	2023	2024	2025	Over 5 years	Total
	€m	€m	€m	€m	€m	€m	€m
Borrowings-principal	7.8	7.8	7.8	1,683.1	—	—	1,706.5
Borrowings-interest	46.6	46.8	47.2	20.4	—	—	161.0
Forward contracts Sell	677.3	—	—	—	—	—	677.3
Forward contracts Buy	(647.5)	—	—	—	—	—	(647.5)
Cross Currency Interest Rate Swaps Pay	38.5	1,135.9	—	—	—	—	1,174.4
Cross Currency Interest Rate Swaps Receive	(34.6)	(1,059.0)	—	—	—	—	(1,093.6)
Lease Liabilities	17.2	13.6	9.9	6.2	5.2	28.1	80.2
Trade and other payables excluding non-financial liabilities	601.1	—	—	—	—	—	601.1
Total	706.4	145.1	64.9	1,709.7	5.2	28.1	2,659.4

2019	2020	2021	2022	2023	2024	Over 5 years	Total
	€m	€m	€m	€m	€m	€m	€m
Borrowings-principal	10.8	9.6	8.6	8.6	1,753.4	—	1,791.0
Borrowings-interest	61.1	59.8	59.4	59.1	25.0	—	264.4
Forward contracts Sell	666.2	—	—	—	—	—	666.2
Forward contracts Buy	(658.5)	—	—	—	—	—	(658.5)
Cross Currency Interest Rate Swaps Pay	38.8	38.6	1,138.4	—	—	—	1,215.8
Cross Currency Interest Rate Swaps Receive	(49.4)	(48.2)	(1,136.0)	—	—	—	(1,233.6)
Lease Liabilities	16.8	15.2	13.3	7.5	7.0	85.7	145.5
Trade and other payables excluding non-financial liabilities	483.4	—	—	—	—	—	483.4
Total	569.2	75.0	83.7	75.2	1,785.4	85.7	2,674.2

34)Financial instruments

Categories of financial instruments
The following table shows the carrying amount of each Statement of Financial Position class split into the relevant category of financial instrument as defined in IFRS 9 'Financial Instruments'.

	Financial assets at amortized cost	Financial Assets at Fair Value through profit or loss	Derivatives at fair value through profit or loss	Derivatives designated in hedge relationships	Financial liabilities at amortized cost	Total
2020	€m	€m	€m	€m	€m	€m
Assets
Trade receivables	141.2	—	—	—	—	141.2
Derivative financial instruments	—	—	2.9	19.8	—	22.7
Cash and cash equivalents	393.2	—	—	—	—	393.2
Short - term investments	—	25.0	—	—	—	25.0
Liabilities
Trade and other payables excluding non-financial liabilities	—	—	—	—	(601.1)	(601.1)
Derivative financial instruments	—	—	(0.2)	(124.8)	—	(125.0)
Loans and borrowings (1)	—	—	—	—	(1,765.7)	(1,765.7)
Total	534.4	25.0	2.7	(105.0)	(2,366.8)	(1,909.7)

(1) Loans and borrowings excludes €6.9 million of deferred borrowing costs which are included within €1,758.8 million of total loans and borrowings in Note 21.

	Financial assets at amortized cost	Financial Assets at Fair Value through profit or loss	Derivatives at fair value through profit or loss	Derivatives designated in hedge relationships	Financial liabilities at amortized cost	Total
2019	€m	€m	€m	€m	€m	€m
Assets
Trade receivables	143.6	—	—	—	—	143.6
Derivative financial instruments	—	—	1.0	20.4	—	21.4
Cash and cash equivalents	747.4	78.7	—	—	—	826.1
Short - term investments	—	25.0	—	—	—	25.0
Liabilities
Trade and other payables excluding non-financial liabilities	—	—	—	—	(483.4)	(483.4)
Derivative financial instruments	—	—	—	(44.9)	—	(44.9)
Loans and borrowings (2)	—	—	—	—	(1,884.2)	(1,884.2)
Total	891.0	103.7	1.0	(24.5)	(2,367.6)	(1,396.4)

(2) Loans and borrowings excludes €8.9 million of deferred borrowing costs which are included within €1,875.3 million of total non-current loans and borrowings in Note 21.

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

(i)Derivative financial instruments
Derivative financial instruments are held at fair value. There is no difference between carrying value and fair value. The valuation technique utilized by the Company maximizes the use of observable market data where it is available. All significant inputs required to fair value the instrument are observable. The Company has classified its derivative financial instruments as level 2 instruments as defined in IFRS 13 ‘Fair value measurement’.

(ii)Trade and other payables/receivables
The notional amount of trade and other payables/receivables are deemed to be carried at fair value, short term and settled in cash.

(iii)Cash and cash equivalents
The carrying value of cash and cash equivalents is deemed to equal fair value.

(iv)Short-term investments
Short-term investments are valued using inputs that are derived principally from or corroborated by observable market data. The Company has classified these as level 2 instruments as defined in IFRS 13 “Fair value measurement”.

(v)Interest bearing loans and liabilities
The fair value of secured notes is determined by reference to price quotations in the active market in which they are traded. They are classified as level 1 instruments. The fair value of the senior loans is calculated by discounting the expected future cash flows at the year end’s prevailing interest rates. They are classified as level 2 instruments. There is no requirement to determine or disclose the fair value of lease liabilities.

	Fair value		Carrying value
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
	€m	€m	€m	€m
Senior EUR/USD loans	1,300.4	1,396.9	1,295.1	1,371.9
Other external debt	0.2	3.3	0.2	3.3
2024 fixed rate senior secured notes	405.8	411.3	400.0	400.0
Less deferred borrowing costs	—	—	(6.9)	(8.9)
	1,706.4	1,811.5	1,688.4	1,766.3

Derivatives

	As at December 31, 2020	As at December 31, 2019
	€m	€m
Cross Currency Interest Rate Swaps	17.2	17.5
Forward foreign exchange contracts	5.5	3.9
Total assets	22.7	21.4
Cross Currency Interest Rate Swaps	(89.5)	(32.8)
Forward foreign exchange contracts	(35.5)	(12.1)
Total liabilities	(125.0)	(44.9)
Total	(102.3)	(23.5)
Offsetting of derivatives
Derivative contracts are held under International Swaps and Derivatives Association (ISDA) agreements with financial institutions. An ISDA is an enforceable master netting agreement that permits the Company to settle net in the event of default.
The following table sets out the carrying amounts of recognized financial instruments that are subject to the above agreements.

	Gross amount of financial instruments as presented upon balance sheet	Related financial instruments that are offset	Net amount
As at Dec 31, 2020	€m	€m	€m
Derivatives - assets	22.7	(22.7)	—
Derivatives - liabilities	(125.0)	22.7	(102.3)

	Gross amount of financial instruments as presented upon balance sheet	Related financial instruments that are offset	Net amount
As at Dec 31, 2019	€m	€m	€m
Derivatives - assets	21.4	(21.4)	—
Derivatives - liabilities	(44.9)	21.4	(23.5)

35)Commitments
Future aggregate minimum contractual payments under non-cancellable service agreements and lease rentals for short-lived and low-value assets are payable as follows:

	As at December 31, 2020	As at December 31, 2019
	€m	€m
Less than one year	1.9	2.1
Between one and three years	3.5	3.6
Between three and five years	2.0	1.9
More than five years	0.1	—
Total	7.5	7.6

These agreements may be subject to contractual annual increases linked to inflation indices. The payments shown above exclude the impact of these contractual increases which cannot be reliably estimated.

36)Capital commitments
Capital expenditure contracted for at the end of the reporting period but not yet incurred is as follows:

	As at December 31, 2020	As at December 31, 2019
	€m	€m
Property, plant and equipment	13.6	11.5
Intangible assets	3.4	0.6
Total	17.0	12.1

37)        Related parties
Founder Preferred Shares
Nomad has issued Founder Preferred Shares to its Founder Entities.
The conditions of the Founder Preferred Shares Annual Dividend Amount in 2018, 2019 and 2020 were met and further details relating to these dividends is set out in Note 27.
Advisory Services Agreements
On June 15, 2015, the Company entered into an Advisory Services Agreement with Mariposa Capital, LLC, an affiliate of Mr. Franklin, and TOMS Capital LLC, an affiliate of Mr. Gottesman. Pursuant to the terms of the Advisory Services Agreement, Mariposa Capital, LLC and TOMS Capital LLC provide high-level strategic advice and guidance to the Company. Under the terms of the Advisory Services Agreement, Mariposa Capital, LLC and TOMS Capital LLC are entitled to receive an aggregate annual fee equal to $2.0 million, payable in quarterly installments. This agreement expires on June 1st annually and will be automatically renewed for successive one-year terms unless any party notifies the other parties in writing of its intention not to renew the agreement no later than 90 days prior to the expiration of the term. The agreement may only be terminated by the Company upon a vote of a majority of its directors. In the event that the agreement is terminated by the Company, the effective date of the termination will be 6 months following the expiration of the initial term or a renewal term, as the case may be.
Total fees and expenses of €1.0 million and €0.9 million were incurred by Mariposa Capital, LLC and TOMS Capital LLC respectively in the course of their duties and were reimbursed in the year ending December 31, 2020 (year ended December 31, 2019: €1.1 million and €1.2 million respectively).

During 2020, the Company entered into an agreement with a working capital solutions specialist to facilitate a program that provides our suppliers with the ability to receive advance payments from a third party credit institution as part of our ordinary course of business payables, in exchange for a discounted invoice amount. The working capital solutions specialist is owned in part by affiliates of JRJ Group (of which one of our non-executive directors, Mr. Isaacs, is a founding partner) and TOMS Capital LLC (of which Mr. Gottesman is the founder and managing partner). Amounts paid by the Company to the working capital solutions specialist related to setup during 2020 were less than €0.1 million and are not considered to be material to either party. Ongoing fees associated with this service are expected to be received by the working capital solutions specialist directly from our suppliers utilizing the service
Directors and Key Management
All significant management decision making authority is vested within the Board of Directors and the Executive Team, therefore key management are considered to be the Directors and Executive Officers. Their remuneration has been disclosed in Note 9.
In May 2020, former and current Non-Executive Directors were issued shares, exercising all the remaining initial options outstanding as detailed in Note 25.
Non-executive Directors continue to receive fees for their services as board members and to certain committees and are settled through payroll. Director fees are payable quarterly in arrears. Total Non-executive Director fees and expenses for the year ending December 31, 2020 was €0.3 million (year ended December 31, 2019: €0.4 million).
Non-Executive Directors are also eligible to an annual restricted stock grant issued under the LTIP which will vest on the earlier to occur of the date of the Company’s annual meeting of shareholders or thirteen months from the date of grant. Details of the annual restricted stock grants under the LTIP can be found in Note 8(b).
As part of its long term incentive initiatives, the Company has 3,178,400 restricted shares outstanding to the management team (the “Management Share Awards”). The Directors and Executive Officers have all been awarded shares. The associated performance metrics and valuation method is detailed in Note 8(b).
38)    Significant events after the Statement of Financial Position date
On December 31, 2020, the Company’s Board of Directors approved a Founder Preferred Share dividend of an aggregate of 3,875,036 Ordinary Shares calculated as 20% of the increase in the market price of our Ordinary Shares compared to 2019 dividend price of $21.7289 multiplied by Preferred Share Dividend Equivalent. The Dividend Price used to calculate the Annual Dividend Amount was $25.2127 (calculated based upon the volume weighted average price for the last ten consecutive trading days of 2020) and the Ordinary Shares underlying the Founder Preferred Share Dividend were issued on January 4, 2021.
From January 1, 2021 to January 8, 2021, the Company has entered agreements to repurchase an additional 507,396 ordinary shares in open market transactions for $12.8 million (€10.5 million) under its previously announced share repurchase program authorized by Nomad’s Board of Directors in March 2020.

On January 11, 2021, the Company announced that it had entered into exclusive negotiations to acquire Fortenova Group’s Frozen Food Business Group. The negotiations are at an early stage and remain subject to ongoing due diligence and the conclusion of a definitive sale and purchase agreement. There can be no assurance that the acquisition will be consummated.

Item 19.    Exhibits
The following exhibits are filed as part of this annual report:
EXHIBIT INDEX

		Incorporation by Reference
Exhibit No.	Exhibit Description	Form	Exhibit No.	Period Covered or Date of Filing	Filed with this Annual Report
1.1	Amended and Restated Memorandum and Articles of Association.	6-K (001-37669)	99.1	1/14/2016
2.1	Registration Rights Agreement dated as of June 1, 2015 among Nomad Holdings Limited, Birds Eye Iglo Limited Partnership Inc, Mariposa Acquisition II, LLC, TOMS Acquisition I LLC, TOMS Capital Investments LLC and funds managed by Pershing Square.	F-1 (333-208181)	4.1	11/24/2015
2.2	Indenture dated as of May 3, 2017 among Nomad Foods Bondco PLC, Nomad Foods Limited, Deutsche Trustee Company Limited, Deutsche Bank AG, London Branch, Deutsche Bank Luxembourg S.A., and Credit Suisse AG, London Branch and the Subsidiary Guarantors named therein.	6-K (001-37669)	99.3	5/3/2017
2.3	Description of Securities.				X
4.1	Share Sale and Purchase Agreement, dated as of October 29, 2015, among Liongem Sweden 1 AB, Iglo Foods Group Limited and Nomad Foods Limited	F-1 (333-208181)	2.2	11/24/2015
4.2	Intercreditor Agreement, originally dated as of July 3, 2014, as amended and restated from time to time including, pursuant to the 2017 Amendment and Restatement Agreement among Nomad Foods Limited, Credit Suisse AG, London Branch, Deutsche Bank Company Limited and certain entities named therein.	6-K (001-37669)	99.2	5/3/2017
4.3	Amendment and Restatement Agreement, dated June 15, 2018, relating to Senior Facilities Agreement, originally dated July 3, 2014, as amended and restated from time to time, including pursuant to Amendment and Restatement Agreement dated December 20, 2017 for Nomad Foods Limited with Credit Suisse AG, London Branch.	20-F (001-37669)	4.3	2/27/2020
4.4	Nomad Foods Limited Amended and Restated Long-Term 2015 Incentive Plan.	20-F (001-37669)	4.4	2/27/2020
4.5	Nomad Foods Limited Long Term 2015 Incentive Plan Restricted Share Unit Agreement.	20-F (001-37669)	4.5	2/27/2020
4.6	Service Agreement between the Company and Stéfan Descheemaeker.	F-1 (333-208181)	10.3	11/24/2015
4.6A	Amended and Restated Service Agreement between the Company and Stéfan Descheemaeker, dated May 1, 2020.	6-K (001-37669)	99.1	5/5/2020
4.7	Service Agreement, dated as of February 15, 2018, between the Company and Samy Zekhout.	20-F (001-37669)	4.7	3/22/2018
4.8	Advisory Services Agreement, dated as of June 15, 2015, among Nomad Foods Limited, Mariposa Capital, LLC and TOMS Capital LLC.	F-1 (333-208181)	10.5	11/24/2015
8.1	List of Significant Subsidiaries.				X

Incorporation by Reference
Exhibit No.	Exhibit Description	Form	Exhibit No.	Period Covered or Date of Filing	Filed with this Annual Report
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.				X
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.				X
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
15.1	Consent of PricewaterhouseCoopers LLP				X
101.INS	XBRL Instance Document				X
101.SCH	XBRL Taxonomy Extension Schema Document				X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document				X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document				X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document				X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document				X

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.
Date:    February 25, 2021

NOMAD FOODS LIMITED

By: /s/ Samy Zekhout
Name: Samy Zekhout
Title: Chief Financial Officer