Form 20-F
period 2021-12-31
Nomad Foods Ltd
filed 2022-03-03
CIK 1651717

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2021

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Preferred Shares, no par value
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 173,559,173 Ordinary Shares and 1,500,000 Preferred Shares.
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
Historical Financial Information
This annual report includes our consolidated financial statements at and as of the years ended December 31, 2021 (the “Fiscal 2021 Period”), December 31, 2020 (the “Fiscal 2020 Period”) and December 31, 2019 (the “Fiscal 2019 Period”).
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
Market share data presented throughout this annual report is measured by retail sales value. The frozen food market data we refer to throughout this annual report includes the following categories: Frozen Processed Meat, Frozen Processed Seafood, Frozen Meat Substitutes, Frozen Pizza, Frozen Ready Meals, Frozen Noodles, Frozen Soup, Frozen Potatoes, Frozen Baked Goods, Processed Frozen Vegetables and Ice Cream.

TRADEMARKS
We operate under a number of trademarks, including, among others, “Birds Eye”, "Findus", “iglo,” “Ledo” and “Frikom”, all of which are registered under applicable intellectual property laws. This annual report contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this annual report may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
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
•our beliefs regarding the impact of the exit by the UK from the EU ("Brexit") on our business;
•our expectations concerning our ability to fund our liquidity requirements and to raise cash through equity and debt offerings;
•our expectations concerning our capital expenditures in 2022;
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

These factors include but are not limited to:
•the long-term impact of the COVID-19 pandemic on our business, suppliers, co-manufacturers, distributors, transportation or logistics providers, customers, consumers and employees;
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
•the anticipated benefits from our recent acquisitions including the Fortenova Group's Frozen Food Business Group (the "Fortenova Acquisition") and Findus Switzerland business may take longer to realize and may cost more to achieve than expected, particularly since the Fortenova Acquisition represents entry into a new product category and new geographies;
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
The statement of income data for the Fiscal 2021 Period, Fiscal 2020 Period and Fiscal 2019 Period and the balance sheet data as of December 31, 2021 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report.

	Year ended Dec 31 2021	Year ended Dec 31 2020	Year ended Dec 31 2019	Year ended Dec 31 2018	Year ended Dec 31 2017
	€m	€m	€m	€m	€m
Statement of Income data:
Revenue	2,606.6	2,515.9	2,324.3	2,172.8	1,956.6
Cost of sales	(1,862.3)	(1,753.4)	(1,626.4)	(1,519.3)	(1,357.2)
Gross profit	744.3	762.5	697.9	653.5	599.4
Other operating expenses	(356.3)	(382.7)	(359.9)	(352.7)	(319.3)
Exceptional items	(45.3)	(20.6)	(54.5)	(17.7)	(37.2)
Operating profit	342.7	359.2	283.5	283.1	242.9
Net finance costs	(106.0)	(63.7)	(73.2)	(56.0)	(74.4)
Profit before tax	236.7	295.5	210.3	227.1	168.5
Taxation	(55.7)	(70.4)	(56.7)	(56.6)	(32.0)
Profit for the period	181.0	225.1	153.6	170.5	136.5
Basic weighted number of shares	178,070,770	194,019,070	192,004,803	175,622,538	176,080,272
Diluted weighted number of shares	178,070,770	197,894,106	198,425,877	175,793,631	184,786,162
Basic earnings per share	1.02	1.16	0.80	0.97	0.78
Diluted earnings per share	1.02	1.14	0.78	0.97	0.74
Balance Sheet data:
Total assets*	6,170.8	5,580.6	5,904.5	5,340.8	4,601.7
Total equity	2,299.0	2,126.1	2,556.7	2,059.1	1,852.6
Share capital	—	—	—	—	—
*As disclosed in Note 14 "Acquisitions" to our consolidated financial statements in Item 18, values for total assets the year ended December 31, 2020 have been restated for fair value adjustments related to the Findus Switzerland acquisition.
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
i.Risk Factor Summary
The risks described below include, but are not limited to, the following:
Risks Related to Our Business and Industry
•We operate in a highly competitive market
•Sales of our products are subject to changing consumer preferences and trends
•Our future results and competitive position are dependent on the successful development of new products and improvement of existing products.
•The COVID-19 pandemic could have a material adverse impact on our business, results of operations and financial condition.
•We are subject to the ongoing negotiations and implementation of the exit of the UK from the EU. We are exposed to macroeconomic and other trends that could adversely impact our operations in our Key Markets.
•We may not be able to achieve our sustainability targets to the extent we expect.
•We may not be able to source raw materials or other inputs of an acceptable type or quality.
•We may not be able to pass on price increases for materials or other inputs to our customers.
•We rely on sales to a limited number of large food retailers.
•We may be subject to increased distribution costs or disruption of transportation services.
•Failure to protect our brand names and trademarks could materially affect our business.
•Our business is dependent on third-party suppliers.
•Health concerns or adverse developments with respect to the safety or quality of our products may damage our reputation, increase our costs of operations and decrease demand for our products.
•A failure in our cold chain could lead to unsafe food conditions and increased costs.
•Potential liabilities and costs from litigation could adversely affect our business.
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
•We may be subject to significant disruption in our workforce or the workforce of our suppliers.
•We are dependent upon key executives and highly qualified managers and we cannot assure their retention.
Risks Related to Our Acquisition Strategy
•We may not be able to consummate future acquisitions or successfully integrate acquisitions into our business.
•We may be subject to antitrust regulations with respect to future acquisition opportunities.
•Any due diligence by us in connection with agreed acquisitions or potential future acquisitions may not reveal all relevant considerations or liabilities of the target business.
•The Fortenova Acquisition represents entry into a new product category and new geographies for us.

Risks Related to Regulations
•We could incur material costs to address violations of, or liabilities under all applicable directives, regulations and laws.
•We are subject to complying with a variety of regulatory schemes.
•Changes in the European regulatory environment regarding privacy and data protection regulations could expose us to risks of noncompliance and costs associated with compliance.

Risks Related to Financial Management
•We have risks related to our indebtedness, including our ability to withstand adverse business conditions and to meet our debt service obligations.
•Our variable rate indebtedness subjects us to interest rate risk.
•Our indebtedness is subject to changes in interest reference rates including those related to the replacement of LIBOR and/or EURIBOR.
•We are exposed to exchange rate risks.
•Changes to our payment terms with both customers and suppliers may materially adversely affect our operating cash flows.
•Dividend payments and purchases made pursuant to announced share repurchase programs may have an impact on our cash flows and our ability to meet our debt service obligations.
•An impairment of the carrying value of goodwill or other intangible assets could negatively affect our consolidated operating results and net worth.
•We are exposed to risks in connection with our treasury and cash management activities.
•We face risks associated with certain pension obligations.
•We are a holding company whose principal source of operating cash is the income received from our subsidiaries.
•The Founders and/or the Founder Entities may in the future enter into related party transactions with us, which may give rise to conflicts of interest between us and some or all of the Founders and/or the Directors.

General Risk Factors
•We are subject to disruptions, failures or security breaches of our information technology systems.
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
•Securities or industry analysts may not or may cease publishing research reports about us.
•As a foreign private issuer, we are subject to different U.S. securities laws and NYSE governance standards than domestic U.S. issuers.
•We may lose our foreign private issuer status in the future.
•The rights of shareholders under British Virgin Islands law differ from those under United States law.
•The laws of the British Virgin Islands provide limited protection for minority shareholders.
•British Virgin Islands companies may not be able to initiate shareholder derivative actions.
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
The market for frozen food is highly competitive, and further consolidation in the industry would likely increase competition. Our competitors include retailers who promote private label products and well-established branded producers that operate on both a national and an international basis across single or multiple frozen food categories. We also face competition more generally from chilled food, distributors and retailers of fresh products, baked goods and ready-made meals. We may not successfully compete with our existing competitors and new competitors may enter the market. Discounters are supermarket retailers which offer a narrow range of food and grocery products at discounted prices and which typically focus on non-branded rather than branded products. A continued increase in discounter sales may adversely affect the sales of our branded products. We are increasing our investment in online sales (sales made through retailers’ online platforms). However, there is no guarantee we will achieve our expected return on investment from this strategy. The growth of online retailers, and the corresponding growth in our online sales, may also adversely affect our competitive position. Market dynamics continue to evolve and growth rates might change by channel and over time. In particular, during the COVID-19 pandemic we saw a shift in consumer behavior to online shopping as shoppers looked to avoid physical stores.
In addition, it is difficult to accurately predict the pricing or promotional actions of our competitors or their effect on consumer perceptions or the success of our own advertising and promotional efforts. Our competitors develop and launch products targeted to compete directly with our products. Our retail customers, most of which promote their own private label products, control the shelf space allocations within their stores. As a result, they may allocate more shelf space to private label products or to our branded competitors’ products in accordance with their respective promotional or pricing strategies. Decreases in shelf space allocated to our products, increases in competitor promotional activity, aggressive marketing strategies by competitors, changes to the strategies deployed by retailers or other factors may require us to reduce our prices or invest greater amounts in advertising and promotion of our products to ensure our products remain competitive.
Furthermore, some of our competitors may have substantially greater financial, marketing and other resources than we have. This creates competitive pressures that could cause us to lose market share or require us to lower prices, increase advertising expenditures or increase the use of discounting or promotional campaigns. These competitive factors may also restrict our ability to increase prices, including in response to commodity and other cost increases. If we are unable to continue to respond effectively to these and other competitive pressures, our customers may reduce orders of our products, may insist on prices that erode our margins or may allocate less shelf space and fewer displays for our products. These or other developments could materially and adversely affect our sales volumes and margins and result in a decrease in our operating results, which could have a material adverse effect on our business and financial condition.
Sales of our products are subject to changing consumer preferences and trends; if we do not correctly anticipate such changes, our sales and profitability may decline.
There are a number of trends in consumer preferences which have an impact on us and the frozen food industry as a whole. These include, among others, preferences for speed, convenience and ease of food preparation; natural, nutritious and well-proportioned meals; products that are sustainably sourced and produced and are otherwise environmentally friendly and the recent trend towards meat substitutes. Concerns as to the health impacts and nutritional value of certain foods may increasingly result in food producers being encouraged or required to produce products with reduced levels of salt, sugar and fat and to eliminate trans-fatty acids and certain other ingredients, including gluten and animal products. Consumer preferences are also shaped by concern over waste reduction and the environmental impact of products.
The success of our business depends on both the continued appeal of our products and, given the varied backgrounds and tastes of our customer base, our ability to offer a sufficient range of products to satisfy a broad spectrum of preferences. Any shift in consumer preferences in the UK, Italy, Germany, France, Sweden or Austria (the “Key Markets”) could have a material adverse effect on our business.
Our competitiveness depends on our ability to predict and quickly adapt to consumer preferences and trends and to exploit profitable opportunities for product development without alienating our existing consumer base or focusing excessive resources or attention on unprofitable or short-lived trends. All of these efforts require significant research and development and marketing investments. If we are unable to respond on a timely and appropriate basis to changes in demand or consumer preferences and trends, our sales volumes and margins could be materially adversely affected.
Activist groups have in the past, and may in the future, use pressure tactics to influence our decisions regarding commodities, raw materials and supply chains based on their stances regarding, for example, inhumane treatment of animals and deforestation by our suppliers. These groups may be able to coordinate their actions with other groups, threaten strikes or boycotts or enlist the support of well-known persons or organizations in order to increase the pressure on us to achieve their stated aims. In the future, these actions or the threat of these actions may force us to change our business practices or pricing policies, which may have a material adverse effect on our business, results of operations and financial condition.
Our future results and competitive position are dependent on the successful development of new products and improvement of existing products.
We aim to introduce new products and re-launch and extend existing product lines on a timely basis in order to counteract obsolescence and decreases in sales of existing products as well as to increase overall sales of our products. The launch and success of new or modified products are inherently uncertain, especially as to the products’ appeal to consumers, and there can be no assurance as to our continuing ability to develop and launch successful new products or variations of existing products. The failure to launch a product successfully can give rise to inventory write-offs and other costs, can affect consumer perception of our other products and can lead to erosion of brand equity. Market factors and the need to develop and provide modified or alternative products may also increase costs. In addition, launching new or modified products can result in cannibalization of sales of our existing products if consumers purchase the new product in place of our existing products. If we are unsuccessful in developing new products in response to changing consumer demands or preferences in an efficient and economical manner, or if our competitors respond more effectively than we do, demand for our products may decrease, which could materially and adversely affect our business, financial condition and results of operations Additionally, our ability to develop new and modified products and to gain distribution and advertising space for such new and modified products in order to sustain sales may be negatively impacted by COVID-19 restrictions as described below, which could impede our anticipated growth in this area. As a result, we may not be able to phase these planned innovations and execute our strategy as planned and may be forced to mitigate the risk by focusing on our core business.
The COVID-19 pandemic could have a material adverse impact on our business, results of operations and financial condition.
On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The global outbreak has created significant volatility, uncertainty and economic disruption which has resulted in significant governmental measures being implemented in many European countries in which we operate, including lockdowns, closures, quarantines and travel bans, intended to control the spread of the virus. These measures continue to evolve as countries and local governments continue to adapt to the ongoing outbreak, with precautions including vaccination programs, lockdowns and self-isolation measures, requiring employees to work remotely and imposing travel restrictions. These restrictions, and future prevention and mitigation measures, have had and are continuing to have, an adverse impact on global economic conditions. This is particularly the case since further waves of COVID-19 outbreaks and the emergence of new variants of the virus may cause these restrictions to tighten and continue to have an adverse impact on global economic conditions, which could materially adversely affect our business and operating results. For example, in south-eastern Europe, a number of countries are still subject to high levels of restriction and certain other European countries have recently increased restrictions, including the Netherlands and Austria. Uncertainties regarding the ongoing economic impact of COVID-19 are likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows.
While restrictions have been in place during the pandemic, we have experienced increased demand for our branded products as a result of a general increase in frozen food consumption. For example, as a result of unusually high demand during the fourth quarter of 2020 and the first quarter of 2021, we were unable to meet all sales demand, primarily due to a number of our production facilities already being highly utilized prior to that period of unusually high demand. If our suppliers, co-manufacturers, distributors or transportation and logistics providers are unable to keep pace with this increased demand, and we are unable either to access alternatives, or to access alternatives on commercially reasonable terms, this could negatively impact our market share, our ability to increase revenue, cause harm to our reputation and have a material adverse impact on our operating results. When the effect of the pandemic has significantly abated, this might lead to the reversal of such unusually high demand which could lead to lower demand, higher inventory which could negatively impact our market share, our ability to increase revenue and have a material adverse impact on our operating results. During the pandemic we have also experienced lower demand for our food service products, which support commercial food establishments, due to governmental restrictions on the ability to eat out of home. Depending on the extent and length of such restrictions, this could see demand for such products to continually decline which could negatively impact our ability to increase revenue and have an adverse impact on our operating results and goodwill.
We operate production space in facilities across Europe. While we have not experienced any significant disruptions to our facilities, we could, in the future, be forced to close our facilities or reduce operations due to government responses to the pandemic or employee illness or health concerns, including as a result of sustained periods of employees working from home. If a significant percentage of our workforce is unable to work, including because of illness or travel or government restrictions in connection with COVID-19, or if we are required to shut down one or more of our facilities, this could have a material adverse effect on our revenue, operations and results of operations. For example, extended shutdowns or reduced operations could also result in an increase in operating costs in connection with our continuing to pay employees at non-operating facilities and higher costs associated with ensuring the continued health and safety of workers, which may include checking workers’ temperatures, providing personal protective equipment, deep cleaning facilities, and requiring sick workers to stay home by providing enhanced employee benefits.
The extent of COVID-19’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, the emergence of new variants of the virus, the availability and effectiveness of vaccines and government responses to the pandemic (including any further lockdowns, mandatory social distancing or other restrictive measures), all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, it is not currently possible to ascertain the overall impact of COVID-19 on our business. However, if the pandemic continues to evolve in such a way that its effects are likely to continue for a longer period than currently envisaged, the disease could exacerbate other risks we face, and also have a material adverse effect on our business, results of operations, financial condition and cash flows and adversely impact the trading price of our ordinary shares. Also, as restrictions are eased or lifted, this is now highlighting other trends which are proving to be difficult to predict in a rapidly evolving landscape. Examples of trends which are in part the result of COVID-19 restrictions include, the increase in the cost of sea freight partly driven by the dislocation of sea containers, increases in the cost of energy and raw materials and shortages of commercial truck drivers. These create challenges with the supply of our products to our customers as a result of the return to home drivers and the continued challenges of cross-border supply.
We are subject to the ongoing negotiations and implementation of the exit of the UK from the EU.
Since January 1, 2021, the UK has been trading as an independent country outside of the European Union following the UK electorate voting in favor of leaving the European Union (commonly referred to as “Brexit”) on June 23, 2016 and the conclusion of a new trading agreement between the European Union and the UK which was entered into on December 24, 2020. This means that new regulations are in place governing the import and export of goods between the UK and the European Union from this date which places a greater cost and administrative burden on us, for example by requiring veterinary certificates for exporting products of animal origin from the UK to the European Union. There are also additional regulations in place governing tariffs for products of non-EU origin when they are exported across the border from the UK to the European Union which also can place a greater cost and administrative burden on us. From July 1, 2022, veterinary certificates will additionally be required for importing products from the European Union to the UK (recently delayed from October 1, 2021) and negotiations continue over the ongoing trade relationship with Europe, for example, the ongoing negotiations in relation to the Northern Ireland Protocol, which could lead to further changes which could lead to increased tariffs, packaging changes and a greater cost and administrative burden on us.
For the year ended December 31, 2021, excluding sales from business included within the Fortenova acquisition, 93% of our revenue was derived from the EU and the UK (29% was derived from the UK). In addition, we have manufacturing facilities and employees in both the UK and other European countries. As a result of Brexit, we may experience adverse impacts on profitability in the UK and other markets. The new Brexit administration requirements could mean that the UK suffers as a result of losing commercially favorable access to the EU single market, or specific countries in the EU, resulting in a negative impact on the general and economic conditions in the UK and the EU which could in turn have a negative impact on our business and results of operations. Future changes may occur in regulations that we are required to comply with as well as amendments to treaties governing tax, duties, tariffs, etc. which could adversely impact our operations and require us to modify our financial and supply arrangements. To avoid such impacts, we may have to restructure or relocate some or all of our operations which would be costly and negatively impact our profitability, cash flow and financial condition.

We are exposed to macroeconomic and other trends that could adversely impact our operations in our Key Markets.
We conduct operations in our key markets of the UK, Italy, Germany, France, Sweden and Austria, from which approximately 78% of our revenue was generated during the year ended December 31, 2021 (the "Key Markets"). We are particularly influenced by economic developments and changes in consumer habits in those countries.
The geographic markets in which we compete have been affected by negative macroeconomic trends which have affected consumer confidence. For example, Brexit and the COVID-19 pandemic have created political and economic uncertainty both in the UK and the other geographies in which we operate. A deterioration in economic conditions could result in increased unemployment rates, increased short and long-term interest rates, consumer and commercial bankruptcy filings, a decline in the strength of national and local economies, and other results that negatively impact household incomes. This can result in consumers purchasing cheaper private label products instead of equivalent branded products. Such macroeconomic trends could, among other things, negatively impact global demand for branded and premium food products, which could result in a reduction of sales or pressure on margins of our branded products or cause an increasing transfer to lower priced product categories.
We may not be able to achieve our sustainability targets to the extent we expect.
We have adopted a sustainability strategy which sets out our role in supporting the change to how food is produced and consumed, in line with the UN Sustainable Development Goals and our corporate purpose. Our ability to successfully implement, and engage other stakeholders in implementing, our sustainability strategy, will depend on a number of factors which are beyond our control, including the extent to which our suppliers and other stakeholders prioritize sustainability initiatives themselves in their own businesses, the reaction of retailers and our customers to our sustainability strategy and broader macroeconomic and social trends. Further, unanticipated events, including changes in our ability to source sustainably produced food ingredients, may have an impact on the extent to which we can meet our own sustainability targets in any given year. If our expectations surrounding our sustainability strategy are not met and/or if consumers consider that we are not making sufficient progress with regards to our sustainability strategy, this could have an impact upon demand for our products and materially adversely affect our business, financial condition and results of operations.
We may not be able to source raw materials or other inputs of an acceptable type or quality.
We use significant quantities of food ingredients and packaging materials and are therefore vulnerable to fluctuations in the availability and price of such food ingredients, packaging materials and other supplies . In particular, raw materials have historically represented a significant portion of our cost of sales, and accordingly, adverse changes in raw material prices have in the past negatively impacted and may in future negatively impact our results of operations.
Specifically, the availability and the price of fish, vegetables and other agricultural commodities, including poultry and meat, can be volatile. We are also affected by the availability of quality raw materials, most notably fish, which can be impacted by the fishing and agricultural policies of the UK, European Union and other countries including national or international quotas that can limit volume of raw materials. General economic conditions, economic sanctions due to regional conflict, unanticipated demand, problems in manufacturing or distribution, natural disasters, weather conditions during the growing and harvesting seasons, plant, fish and livestock diseases, the availability of sustainably sourced raw materials, or national or international quarantines can all also adversely affect availability and prices of commodities in the long and short term.
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

We may not be able to pass on price increases for materials or other inputs to our customers.
Our ability to pass through increases in the prices of raw materials, energy, packaging or freight and logistics costs to our customers depends, among others, on prevailing competitive conditions and pricing methods in the markets in which we operate, and we may not be able to pass through such price increases to our customers. Even if we are able to pass through increases in prices, there is typically a time lag between cost increases impacting our business and implementation of product price increases during which time our profit margin may be negatively impacted. Recovery of cost inflation, driven by both commodity cost increases or changes in the foreign exchange rate of the currency the commodity is denominated in, can also lead to disparities in retailers’ shelf-prices between different brands which can result in a competitive disadvantage and volume decline. During our negotiations to increase our prices to recover cost increases, customers may take actions which exacerbate the impact of such cost increases, for example by ceasing to offer our products or deferring orders until negotiations have ended. Our inability to pass through price increases in raw materials, energy, packaging or freight and logistics and preserve our profit margins in the future could materially adversely affect our business, financial condition and results of operations.
We rely on sales to a limited number of large food retailers and should they perform poorly or the buying power of these large retailers increase, our business could be adversely affected.
Our customers include supermarkets and large chain food retailers. Throughout our markets, the food retail segments are highly concentrated. For the year ended December 31, 2021, our top 10 customers accounted for 40% of revenue. In recent years, the major multiple (multi-channel) retailers in those countries have increased their share of the grocery market and price competition between retailers has intensified. The strength of the major multiple retailers’ bargaining position gives them significant leverage over their suppliers in negotiating pricing, product specification and the level of supplier participation in promotional campaigns and offers, which can reduce our margins. International alliances among retailers continue to become stronger, and the trend for consolidation in Europe at a local level and across borders is ongoing. Further consolidation among the major multiple retailers or disproportionate growth in relation to their competitors could increase their relative negotiating power and allow them to force a negative shift in our trade terms. Our results of operations could also be adversely affected if these retailers suffer a significant deterioration in sales performance, if we are required to reduce our prices or increase our promotional spending activity as a consequence, if we lose business from a major customer or if our relationship with a major customer deteriorates.
Our retail customers also offer private label products that compete directly with our products for retail shelf space and consumer purchases. Private label products typically have higher margins for retailers than other branded products. Accordingly, there is a risk that our customers may give higher priority to private label products or the branded products of our competitors as a result of a change in pricing strategy which would adversely affect sales of our products. Our major multiple retail customers are also expanding into non-food product lines in their stores, thereby exerting pressure on available shelf space for other categories including our products. We may be unable to adequately respond to these trends and, as a result, the volume of our sales may decrease, or we may need to lower the prices of our products.
As is typical in our industry, sales to our retail customers in our markets are made on a daily demand basis. We generally do not have long-term contractual commitments to supply such customers and must renegotiate supply and pricing terms of our products on a regular basis. Customarily, trade terms are renegotiated annually; however, ad hoc changes are often made on an informal basis, such as by email, to reflect discounts and promotional arrangements. Amounts paid can be subject to end of period reconciliations to reflect these informal arrangements. In some cases, our customers seek to claim reimbursement for informal discount arrangements going back multiple periods. In addition, we do not have written contractual arrangements with a number of our other customers. Most of our customer relationships or arrangements could be terminated or renegotiated at any time and, in some cases, without reasonable notice.
Our business is subject to the risks of non-payment and non-performance by our retail customers. We manage our exposure to credit risk through credit analysis and monitoring procedures, and sometimes use letters of credit, prepayments and guarantees. However, these procedures and policies cannot fully eliminate customer credit risk, and to the extent our policies and procedures prove to be inadequate, it could negatively affect our financial condition and results of operations. In addition, some of our customers may be highly leveraged and subject to their own operating and regulatory risks and, even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with such parties. Any future financial market disruptions or tightening of the credit markets could result in some of our customers experiencing a significant decline in profits and/or reduced liquidity. A significant adverse change in the financial position of a customer could require us to assume greater credit risk relating to that customer and could limit our ability to collect receivables. We do not maintain credit insurance to insure against customer credit risk.

Any of the above risk factors in relation to our retailers could have a material adverse effect on our business, financial condition and results of operations. In recent years, the major multiple (multi-channel) retailers in those countries have increased their share of the grocery market and price competition between retailers has intensified. The strength of the major multiple retailers’ bargaining position gives them significant leverage over their suppliers in negotiating pricing, product specification and the level of supplier participation in promotional campaigns and offers, which can reduce our margins. International alliances among retailers continue to become stronger, and the trend for consolidation in Europe at a local level and across borders is ongoing. Further consolidation among the major multiple retailers or disproportionate growth in relation to their competitors could increase their relative negotiating power and allow them to force a negative shift in our trade terms. Our results of operations could also be adversely affected if these retailers suffer a significant deterioration in sales performance, if we are required to reduce our prices or increase our promotional spending activity as a consequence, if we lose business from a major customer or if our relationship with a major customer deteriorates.
Our retail customers also offer private label products that compete directly with our products for retail shelf space and consumer purchases. Private label products typically have higher margins for retailers than other branded products. Accordingly, there is a risk that our customers may give higher priority to private label products or the branded products of our competitors as a result of a change in pricing strategy which would adversely affect sales of our products. Our major multiple retail customers are also expanding into non-food product lines in their stores, thereby exerting pressure on available shelf space for other categories including our products. We may be unable to adequately respond to these trends and, as a result, the volume of our sales may decrease, or we may need to lower the prices of our products.
As is typical in our industry, sales to our retail customers in our Key Markets are made on a daily demand basis. We generally do not have long-term contractual commitments to supply such customers and must renegotiate supply and pricing terms of our products on a regular basis. Customarily, trade terms are renegotiated annually; however, ad hoc changes are often made on an informal basis, such as by email, to reflect discounts and promotional arrangements. Amounts paid can be subject to end of period reconciliations to reflect these informal arrangements. In some cases, our customers seek to claim reimbursement for informal discount arrangements going back multiple periods. In addition, we do not have written contractual arrangements with a number of our other customers. Most of our customer relationships or arrangements could be terminated or renegotiated at any time and, in some cases, without reasonable notice.
Our business is subject to the risks of non-payment and non-performance by our retail customers. We manage our exposure to credit risk through credit analysis and monitoring procedures, and sometimes use letters of credit, prepayments and guarantees. However, these procedures and policies cannot fully eliminate customer credit risk, and to the extent our policies and procedures prove to be inadequate, it could negatively affect our financial condition and results of operations. In addition, some of our customers may be highly leveraged and subject to their own operating and regulatory risks and, even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with such parties. Any future financial market disruptions or tightening of the credit markets could result in some of our customers experiencing a significant decline in profits and/or reduced liquidity. A significant adverse change in the financial position of a customer could require us to assume greater credit risk relating to that customer and could limit our ability to collect receivables. We do not maintain credit insurance to insure against customer credit risk.
Any of the above risk factors in relation to our retailers could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to increased distribution costs or disruption of transportation services.
We are dependent on third parties for almost all of our transportation and distribution requirements and distribution costs have historically fluctuated significantly over time. Increases in such costs could result in reduced profits. In addition, certain factors affecting distribution costs are controlled by our third-party carriers. To the extent that the market price for fuel or freight or the number or availability of carriers fluctuates, our distribution costs could be affected. Furthermore, temporary or long-term disruption of transportation services due to weather-related problems, impacts of COVID-19, strikes or other events could impair our ability to supply products affordably and in a timely manner or at all. Failure to receive our raw materials or to deliver our food products promptly could also result in inventory spoilage. These factors could impact our commercial reputation and result in our customers reducing their orders or ceasing to order our products. We require the use of refrigerated vehicles to ship our products and such distribution costs represent an important element of our cost structure. If we change the transportation services we use, we could face logistical difficulties that could delay deliveries, and we could incur costs and expend resources in connection with such change. Any increases in the cost of transportation, and any disruption in transportation, including the availability of suitable transportation (including the availability of suitable refrigerated transport, freight containers or lorry drivers), could have a material adverse effect on our business, financial condition and results of operations.
Failure to protect our brand names and trademarks could materially affect our business.
Our principal brand names and trademarks (including but not limited to Birds Eye, Iglo, Findus, Aunt Bessie's, Goodfella's, Ledo and Frikom) are key assets of our business and our success depends upon our ability to protect our intellectual property rights. We rely upon trademark laws to establish and protect our intellectual property rights but cannot be certain that the actions we have taken or will take in the future will be adequate to prevent violation of our proprietary rights. Litigation may be necessary to enforce our trademark or proprietary rights. In addition, the Birds Eye brand, which we use in the UK, is used by other producers in the United States and Australia. Even though the brands have different logos, adverse publicity from such other markets may negatively impact the perception of our brands in our respective markets. Adverse publicity, legal action or other factors could lead to substantial erosion in the value of our brands, which could lead to decreased consumer demand and could have a material adverse effect on our business, financial condition and results of operations.
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
Our business is dependent on third-party suppliers.
We outsource some of our business functions to third-party suppliers, such as the processing of certain vegetables and other products, the manufacturing of products and packaging materials and distribution of our products. Our suppliers are subject to their own unique operational and financial risks, which are out of our control. Our suppliers may fail to meet timelines or contractual obligations or fail to provide us with sufficient products or services, which may adversely affect our business. For example, if a third party supplier is impacted by COVID-19, this could negatively affect the price and availability of our ingredients and/or packaging materials and may adversely impact our supply chain and operations. Moreover, there may be delays or shortages in procuring alternative suppliers, co-manufacturing capacity, or distribution capability.
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

In addition, to the extent that our creditworthiness is impaired, or general economic conditions decline, certain of our key suppliers may demand different or onerous payment terms that could materially adversely affect our working capital position, or such suppliers may refuse to continue to supply to us. A number of our key suppliers have taken out trade credit insurance on our ability to pay them. To the extent that such trade credit insurance becomes unobtainable or more expensive due to market conditions, we may face adverse changes to payment terms by our key suppliers or they may refuse to continue to supply us.
Health concerns or adverse developments with respect to the safety or quality of products of the food industry may damage our reputation, increase our costs of operations and decrease demand for our products.
Food safety and the public’s perception that our products are safe and healthy are essential to our image and business. We sell food products for human consumption, which subjects us to safety risks such as product contamination, spoilage, misbranding or product tampering. Product contamination, including the presence of foreign objects, undeclared allergens, substances, chemicals or other agents or residues or the introduction of genetically modified organisms, could require product withdrawals or recalls or the destruction of inventory, and could result in negative publicity, reputational harm, temporary plant closures and substantial costs of compliance or remediation. In addition, food producers, including us, have been targeted by extortion attempts that threatened to contaminate products displayed in supermarkets. Such attempts can result in the temporary removal of products from shelf displays as a precautionary measure and result in lost revenue. We may also be impacted by publicity concerning any assertion that our products caused illness, injury or death. In addition, we could be subject to claims or lawsuits relating to an actual or alleged illness stemming from product contamination or any other incidents that compromise the safety and quality of our products. Any significant lawsuit or widespread product recall or other events leading to the loss of consumer confidence in the safety and quality of our products could damage our brand, reputation and image and negatively impact our sales, profitability and prospects for growth.
We could also be adversely affected if consumers lose confidence in the safety and quality of certain food products or ingredients, or the food safety system generally. If another company recalls or experiences negative publicity related to a product in a category in which we compete, consumers might reduce their overall consumption of products in this category or confuse our products with those of such company. Adverse publicity about these types of concerns, whether valid or not, may discourage consumers from buying our products or cause production and delivery disruptions. In addition, product recalls are difficult to foresee and prepare for and, in the event we are required to recall one or more of our products, such recall may result in loss of sales due to unavailability of our products and may take up a significant amount of our management’s time and attention. We cannot guarantee that our efforts to monitor food safety risks and such efforts of our suppliers will be successful or that such risks will not materialize, particularly since such systems are harder to implement and monitor in the context of the COVID-19 pandemic, which may continue to be the case after the pandemic has substantially abated. In addition, we cannot guarantee that our efforts, through contractual relationships and regular inspections, to control the risk of contamination caused by third parties in relation to the several manufacturing and distribution processes we outsource, will be successful or that contamination of our products by third parties will not materialize and have a material adverse effect on our business, financial condition and results of operations.
We are also subject to further risks affecting the food industry generally, including risks posed by widespread contamination and evolving nutritional, environmental/sustainability, social and health-related concerns. Regulatory authorities may limit the supply of or place prohibitive charges on certain types of food products in response to public health concerns and consumers may perceive certain products to be unsafe, unsustainable, unhealthy or otherwise undesirable. In addition, governmental regulations may require us to discontinue certain offerings or limit the range of products we offer. We may be unable to find substitutes that are as appealing to our customer base, or such substitutes may not be widely available or may be available only at increased costs. Such substitutions or limitations could also reduce demand for our products.
We could also be subject to claims or lawsuits relating to an actual or alleged illness or injury or death stemming from the consumption of a misbranded, altered, contaminated or spoiled product, even where such misbranding, alteration, contamination or spoilage is out of our control, which could negatively affect our reputation and business. Awards of damages, settlement amounts and fees and expenses resulting from such claims and the public relations implications of any such claims could be significant and have an adverse effect on our business. The availability and price of insurance to cover claims for damages are subject to market forces that we do not control, and such insurance may not cover all the costs of such claims and would not cover damage to our reputation. Even if product liability claims against us are not successful or fully pursued, these claims could be costly and time consuming, increase our insurance premiums and divert our management’s time and resources towards defending them rather than operating our business. In addition, any adverse publicity concerning such claims, even if unfounded, could cause customers to lose confidence in the safety and quality of our products and damage our reputation and brand image.

A failure in our cold chain could lead to unsafe food conditions and increased costs.
“Cold chain” requirements setting out the temperatures at which our ingredients and products are stored are established both by statute and by us to help guarantee the safety of our food products. The cold chain is maintained from the moment the ingredients arrive at, or are frozen by, our suppliers, through our manufacturing and transportation of products and ultimately to the time of sale in retail stores. These standards ensure the quality, freshness and safety of our products. A failure in the cold chain could lead to wastage, increased costs, food contamination, risks to the health of consumers, fines and damage to our brands and reputation, each of which could have a material adverse effect on our business, financial condition and results of operations.
Potential liabilities and costs from litigation could adversely affect our business.
We are subject to litigation, arbitration and regulatory proceedings, audits and investigations from time to time. There is no guarantee that we will be successful in defending ourselves in civil, criminal or regulatory actions, including under general, commercial, employment, intellectual property, food quality and safety, anti-trust and trade, tax, advertising and claims, and environmental laws and regulations, or in asserting our rights under various new and existing laws and regulations. For example, we could face allegations of false, misleading or deceptive advertising, claims or marketing or other criticisms which could result in litigation, arbitration or regulatory proceedings and result in potential liabilities or costs which may be significant and may damage our reputation. In addition, the defense of these lawsuits may divert our management’s attention from other business matters. The costs and other effects of potential and pending litigation and administrative actions against us, and new legal requirements, cannot be determined with certainty and may differ from expectations and may have a material adverse effect on our reputation, business, financial condition and results of operations.
We are exposed to local business and tax risks in many different countries.
Our business is subject to risks resulting from differing legal, political, social and regulatory requirements, economic conditions and unforeseeable developments in our markets, all or any of which could result in disruption of our activities. These risks include, among others, political instability , differing economic cycles, tariffs, duties and adverse economic conditions, changes in regulatory and legislative environments , currency exchange rate fluctuations, inability to collect payments or seek recourse under or comply with ambiguous or vague commercial or other laws, changes in distribution and supply channels, foreign exchange controls and restrictions on repatriation of funds, and difficulties in attracting and retaining qualified management and employees. Our overall success in the markets in which we operate depends, to a considerable extent, on our ability to effectively manage differing legal, political, social and regulatory requirements, economic conditions and both foreseeable and unforeseeable developments. We cannot guarantee that we will succeed in developing and implementing policies and strategies which will be effective in each location where we do business.
We must comply with complex and evolving tax regulations in the various jurisdictions in which we operate, which subjects us to international tax compliance risks. Some tax jurisdictions in which we operate have complex and subjective rules regarding income tax, value-added tax, sales or excise tax, tariffs, duties and transfer tax. From time to time, our foreign subsidiaries are subject to tax audits and may be required to pay additional taxes, interest or penalties should the taxing authority assert different interpretations, or different allocations or valuations of our services which could be material and could reduce our income and cash flow from our international subsidiaries. We currently have several pending tax assessments and audits in various jurisdictions including Germany and Italy. The agreements by which we acquired certain businesses provide for certain indemnifications of tax liabilities which may arise in certain jurisdictions which we believe are sufficient to address these specific tax matters as far as they relate to those businesses but our belief that these indemnities are sufficient may prove incorrect. We have also established, where appropriate, reserves and provisions for tax assessments which we believe to be adequate to address potential tax liabilities but our belief that these reserves and provisions are adequate may prove incorrect. However, it is possible that the tax audits referred to above could result in the volatility of timings of cash tax payment and recoveries. In addition, it is possible that countries will increase tax rates in the future, as a result of the COVID-19 pandemic.
The price of energy we consume in the manufacture, storage and distribution of our products is subject to volatile market conditions.
The price of electricity and other energy resources required in the manufacture, storage and distribution of our products is subject to volatile market conditions. These market conditions are often affected by political and economic factors beyond our control, including, for instance, the energy policies of the countries in which we operate. For example, the German government’s decision to phase out nuclear power generation by 2022 could cause electricity prices and price volatility in Germany to increase. Any sustained increases in energy costs could have an adverse effect on the attractiveness of frozen food products for our customers and consumers and could affect our competitive position if our competitors’ energy costs do not increase at the same rate as ours. Such disruptions may also occur as a result of the loss of energy supply contracts or the inability to enter into new energy supply contracts on commercially attractive terms. Furthermore, natural catastrophes, regional conflicts or similar events could affect the electricity grid. Any such disruptions or increases in energy costs as a result of the aforementioned factors or otherwise, could have a material adverse effect on our business, financial condition and results of operations.
Our supply network and manufacturing and distribution facilities could be disrupted by factors beyond our control.
Severe weather conditions and natural disasters, such as storms, floods, droughts, frosts, earthquakes or pestilence, may affect the supply of the raw materials and energy resources that we use for the manufacturing of our products. For example, changing climate may cause flooding and drought in crop growing areas or changes in sea temperatures may affect marine biomass, fishing catch rates and overall fishing conditions. In addition, drought or floods may affect the feed supply for red meat and poultry, which in turn may affect the quality and availability of protein sources for our products. Adverse weather conditions and natural disasters can reduce crop size and crop quality, which in turn can reduce our supplies of raw materials, lower recoveries of usable raw materials, increase the prices of our raw materials, increase our cost of transporting and storing raw materials and finished goods, or disrupt our production schedules. Competing food producers can be affected differently by weather conditions and natural disasters depending on the location of their supply sources. If our supplies of raw materials are reduced, we may not be able to find adequate supplemental supply sources, if at all, on favorable terms, which could have a material adverse effect on our business, financial condition and results of operation.
Our supply network could also be adversely affected by the outbreak of various diseases or other public health crises, such as the current COVID-19 pandemic that may result in delays in procurement or an inability to access alternative supply on commercially reasonable terms, which may have an adverse impact on our operating results. In addition, a significant outbreak of a contagious disease in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our products and have a material adverse effect on our results of operations.
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
Our sales and working capital levels have historically been affected to a limited extent by seasonality. In general, sales volumes for frozen food are slightly higher in cold or winter months, partly because there are fewer fresh alternatives available for vegetables and because our customers typically allocate more freezer space to the ice cream segment in summer or hotter months. The Fortenova Acquisition follows a different seasonality to the legacy business, with stronger performance through the summer months as a result of the ice-cream business. In addition, variable production costs, including costs for seasonal staff, and working capital requirements associated with the keeping of inventories, vary depending on the harvesting and buying periods of seasonal raw materials, in particular vegetable crops. For example, inventory (and therefore net working capital) levels typically peak in August to September just after the pea harvest. If seasonal fluctuations are greater than anticipated, our business, financial condition and results of operations could be adversely affected.

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
We may be subject to significant disruption in our workforce or the workforce of our suppliers, which could adversely affect our business, financial condition and results of operations.
As of December 31, 2021, we employed approximately 8,002 employees, of which approximately 1,437 were located in Germany, 1,389 were located in the UK, 1,302 were located in Serbia, 853 were located in Croatia, , 494 were located in Italy, 378 were located in Sweden/Norway, 348 were located in Bosnia & Herzegovina, 333 were located in France and 1,468 employees in other locations. As of December 31, 2021, approximately 70% of our employees worked in our manufacturing operations. We have in the past, and may in the future, experience labor disputes and work stoppages at one or more of our manufacturing sites due to localized strikes or strikes in the larger retail food industry sector. We have also been involved in negotiations on collective bargaining agreements. A labor stoppage or other interruption at one of our nineteen manufacturing sites (or at the site of any of our suppliers) would impact our ability to supply our customers and could have a material adverse effect on such facility’s operations and, potentially, on our business, financial condition and results of operations.
Higher labor costs could adversely affect our business and financial results.
We compete with other producers for good and dependable employees. The supply of such employees is limited and competition to hire and retain them may result in higher labor costs. Furthermore, a number of our employees are subject to national minimum wage requirements. If legislation is enacted that has the effect of raising national minimum wage requirements, requires additional mandatory employee benefits or affects our ability to hire or dismiss employees, we could face substantially higher labor costs. High labor costs could adversely affect our profitability if we are not able to pass them on to our customers.
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
    Our acquisitions strategy is largely based on our ability to grow through acquisitions of additional businesses to build an integrated group. Consummating acquisitions of businesses, or our failure to integrate such businesses successfully into our existing businesses, could result in unanticipated expenses and losses. Furthermore, we may not be able to realize any of the anticipated benefits from completed acquisitions, including the Findus Switzerland and Fortenova acquisitions.
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
We may encounter unforeseen obstacles or costs in the integration of businesses that we may acquire. For example, an acquisition may trigger change of control clauses entered into by the previous owner in which case the counterparties to such agreements may terminate their agreements requiring the acquired business to enter into new contracts, potentially on less favorable terms. In addition, general economic and market conditions or other factors outside of our control could make our operating strategies difficult or impossible to implement. Any such unforeseen obstacles or costs or failure to implement operational improvements successfully and/or the failure of any operational improvements to deliver the anticipated benefits could have a material adverse effect on our results of operations and financial condition.
Typically, when acquiring a business, the seller will provide certain warranties regarding its ownership of the acquired business as well as warranties regarding the business and operations of the acquired business. We may also obtain a warranty & indemnity insurance policy which provides coverage in respect of certain of these warranties. Any unexpected liabilities, individually or in the aggregate, which are not subject to such warranties or which are not recoverable under the such insurance policy, could have a material adverse effect on the business, financial condition and results of operations of the acquired business following the acquisition, whether or not such liabilities result from breaches of warranties. There can be no assurance that we will be able to enforce any claims against the seller relating to breaches of such warranties or successfully claim under our insurance policy. Moreover, even if we are ultimately able to recover any amounts from the seller or the insurer, we may be required to temporarily bear some or all of the losses which may arise from any breaches of warranties, which could have a material adverse effect on our financial condition and results of operations.

We may be subject to antitrust regulations with respect to future acquisition opportunities.
Many jurisdictions in which we operate have antitrust regulations which involve governmental filings for certain acquisitions, impose waiting periods and require approvals by government regulators. Governmental authorities may seek to challenge potential acquisitions or impose conditions, terms, obligations or restrictions that may delay completion of the acquisition or materially reduce the anticipated benefits (financial or otherwise) as a result of applying the relevant antitrust regulations. Our inability to consummate potential future acquisitions or to receive the full benefits of such acquisitions because of antitrust regulations could limit our ability to execute on our acquisition strategy which could have a material adverse effect on our financial condition and results of operations.
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
We intend to conduct such due diligence as we deem reasonably practicable and appropriate based on the facts and circumstances applicable to any potential acquisition. The objective of the due diligence process will be to identify material issues which may affect the decision to proceed with any one particular acquisition target or the consideration payable for an acquisition. We also intend to use information revealed during the due diligence process to formulate our business and operational planning for, and our valuation of, any target company or business. While conducting due diligence and assessing a potential acquisition, we may rely on publicly available information, if any, information provided by the relevant target company to the extent such company is willing or able to provide such information and, in some circumstances, third party investigations where certain of our diligence efforts may be delayed or prohibited due to government or practical restrictions.
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
The Fortenova Acquisition represents entry into a new product category and new geographies for us.
The Fortenova Acquisition provides entry into a new product category (ice cream) and new geographies (in Central and Eastern Europe) in which we do not have previous experience. Our ability to successfully realize the benefits and synergies of the Fortenova Acquisition will depend in part upon maintaining and growing the business in this new product category and these new geographies, and integrating the Fortenova Acquisition into our wider business processes, for which we will be reliant upon the current management of the business. Consumer buying habits, preferences, seasonal trends and brand loyalty in these Central and Eastern European markets, among other things, may differ materially from our experience in our prevailing markets. For example, the promotion and advertising strategies used in our existing businesses may not be able to be replicated successfully in these new geographies and/or in the ice cream category. Any failure to maintain the existing market share of the Target Group, or any failure to fully deliver the anticipated benefits of the Fortenova Acquisition (which could result from the factors outlined above or other factors) could have a material adverse effect on our results of operations and financial condition.

Risks Related to Regulations
We could incur material costs to address violations of, or liabilities under all applicable directives, regulations and laws.
As a producer of food products for human consumption, we are subject to extensive regulation in our Key Markets and other countries in which we operate, at both a national and European Union level, that governs production, composition, manufacturing, storage, transport, advertising, packaging, quality, labeling, and distribution standards. It is unclear how such existing rules will be impacted as a result of Brexit but there may be changes and further regulations that we must adhere to. Any failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, product recalls or asset seizures, as well as potential criminal sanctions.
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
All of our products and production facilities must comply with strict national and international hygiene regulations. Our facilities and our suppliers’ facilities are subject to regular inspection by authorities for compliance with hygiene regulations applicable to the sale, storage and manufacturing of foodstuffs and the traceability of genetically modified organisms, meats and other raw materials. Additionally, in certain jurisdictions, food business operators, including those in the food storage, processing and distribution sectors, are required to trace all food, animal feed, and food-producing animals under their control using registration systems that track the source of the products through the supply chain. Despite the precautions we undertake, should any non-compliance with such regulations be discovered during an inspection or otherwise, authorities may temporarily shut down any of our facilities, demand a product recall and/or levy a fine for such non-compliance.
Our facilities and operations are subject to numerous health, safety and environmental regulations, including local and national laws, and European directives and regulations governing, among other things, water supply and use, water discharges, air emissions, chemical safety, solid and hazardous waste management and disposal, clean-up of contamination, energy use, noise pollution, and workplace health and safety. Health, safety and environmental legislation in Europe and elsewhere has generally become more comprehensive and restrictive and more rigid over time and enforcement has become more stringent. Failure to comply with applicable requirements, or the terms of required permits, can result in penalties or fines, clean-up costs, third party property damage and personal injury claims. In addition, if health, safety and environmental laws and regulations in our Key Markets and the other countries in which we operate or from which we source raw materials and ingredients become more stringent in the future, the extent and timing of investments required to maintain compliance may exceed our budgets or estimates and may limit the availability of funding for other investments.
Furthermore, under some environmental laws, we could be liable for costs incurred in investigating or remediating contamination at properties we own or occupy, even if the contamination was caused by a party unrelated to us or was not caused by us, and even if the activity which caused the contamination was legal at the time it occurred. The discovery of previously unknown contamination, or the imposition of new or more burdensome obligations to investigate or remediate contamination at our properties or at third-party sites, could result in substantial unanticipated costs.
In certain jurisdictions, we are also subject to legislation designed to significantly reduce industrial energy use, water use, carbon dioxide emissions and the emission of ozone depleting compounds more generally. If we fail to meet applicable standards for energy use reduction or are unable to decrease, and in some cases eliminate, certain emissions within the applicable period required by relevant laws and regulations, we could be subject to significant penalties or fines and temporary or long-term disruptions to production at our facilities.
Any failure to comply with any of the applicable directives, regulations and laws as set out in this section could have a material adverse effect on our business, financial condition, reputation and results of operations.

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
Changes in the European regulatory environment regarding privacy and data protection regulations could expose us to risks of noncompliance and costs associated with compliance.
On May 25, 2018, the EU’s GDPR became enforceable. The GDPR relates to the collection, use, retention, security, processing and transfer of personally identifiable information of residents of EU countries, and because of our operations in the EU and in the UK, we are subject to these heightened standards. The GDPR created a range of new compliance obligations and imposes significant fines and sanctions for violations. Among other things, the GDPR requires companies to meet stringent requirements regarding the handling of personal data of individuals located in the European Economic Area, or EEA. The GDPR imposes substantial fines for breaches and violations (up to the greater of €20 million or 4% of our annual global revenue). Furthermore, there is significant uncertainty with respect to compliance with privacy and data protection laws and regulations, including the GDPR, because they are continuously evolving and developing and may be interpreted and applied differently from country to country and may create inconsistent or conflicting requirements. Our efforts to comply with privacy and data protection laws in all our markets, including the GDPR, may impose significant costs and challenges that are likely to increase over time. Since January 1, 2021 the GDPR has ceased to have direct effect in the UK but with the implementation of the Data Protection, Privacy and Electronic Communications (Amendments etc) (EU Exit) Regulations 2019 in the UK, this ensures that the UK has in effect the same legal framework for data protection in place as under the GDPR.
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
An increase in market interest rates may increase our interest expense arising on our existing and future floating rate indebtedness. Pursuant to the terms of the restated Senior Facilities Agreement as at June 24, 2021, the interest rate paid on indebtedness incurred under our senior loans and revolving credit facility varies based on a fixed margin over a base reference rate. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for operational or strategic purposes, will correspondingly decrease. Pursuant to our interest rate hedging policy, we may enter into interest rate derivatives that may involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.
Our indebtedness is subject to changes in interest reference rates
Pursuant to the terms of the restated Senior Facilities Agreement as at June 24, 2021, the interest rate paid on indebtedness incurred under senior loans and our revolving credit facility varies based on a fixed margin over a base reference rate. As a result of the refinancing, fallback language has been included in the restated Senior Facilities Agreement in relation to our revolving credit facility, to include use of risk-free interest rates (RFR) when the existing rates are phased out. The Sterling Overnight Index Average (“SONIA”) has replaced GBP LIBOR and is effective immediately. The Secured Overnight Financing Rate (“SOFR”) will replace U.S. Dollar LIBOR and Swiss Average Rate Overnight (“SARON”) will replace CHF LIBOR.
The restated Senior Facilities Agreement does not include fallback language to address interest rates paid on indebtedness incurred under our Senior U.S. Dollar Loan or Senior Euro Loan. U.S. Dollar LIBOR rates are expected to be phased out between 2021 and 2023, and as such we will need to renegotiate the terms of our Senior Facilities Agreement with our lenders and amend the terms of linked interest rate hedging arrangements. As a result of these changes to underlying interest reference rates, we may be exposed to volatility with regards to interest costs on indebtedness and linked interest rate hedging arrangements. There is currently no indication of the timing of the phase-out of EURIBOR.
We are exposed to exchange rate risks.
We are exposed to exchange rate risk. Our reporting currency is the Euro. We are exposed to foreign exchange translation risk as we convert the Pound Sterling results of our UK business, the Norwegian Krone of our Norwegian business, Swedish Krona results of our Swedish business and Swiss Franc results of our Swiss business into our reporting currency of Euro. Pursuant to Company foreign exchange hedging policy, we have converted our USD term loan to EUR designated as a cash flow hedge. We are exposed to transactional exchange rate risk as many of our raw material purchases may be denominated in non-functional currencies of the purchasing entity, predominantly U.S.

Dollars and Euro. Company policy is to reduce this risk by using foreign exchange forward contracts that are designated as cash flow hedges. Hedging arrangements are subject to changes in Company policy, may not fully protect us against currency fluctuations and may or not achieve hedge effectiveness. Fluctuations and sustained strengthening of non-functional currencies against the functional currency of the operating entities may materially adversely affect our business, financial condition and results of operations.
Changes to our payment terms with both customers and suppliers may materially adversely affect our operating cash flows.
We may experience significant pressure from our key suppliers to reduce trade payable terms. At the same time, we may experience pressure from our customers to extend trade receivable terms. European and country legislation can also set conditions and restrictions related to payment terms between suppliers and purchasers at different levels of the supply chain, for example, Directive 2019/633 on unfair trading practices in business to business relationships in the agricultural and food supply chain, which was intended to be implemented by Member States by November 1, 2021. Any failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, which could have a material adverse effect on our business, financial condition and results of operations. Any such changes in commercial arrangements regarding trade payable and trade receivable payment terms, as a result of changes in legislation or otherwise, may have a material adverse effect on our business, financial condition and results of operations.
Dividend payments and purchases made pursuant to announced share repurchase programs may have an impact on our cash flows and our ability to meet our debt service obligations.
We do not currently intend to pay dividends on our ordinary shares. We intend to pay such dividends only at such times, if any, and in such amounts, if any, as the board determines appropriate and in accordance with applicable law, and then only if we receive dividends from our operating subsidiaries. The board from time to time has announced share repurchase programs as set out further in the Financing and Acquisition section below. Our ability to make payments on and to refinance our indebtedness, and to fund our operations, working capital and capital expenditures, depends on cash flows. A significant part of our indebtedness includes provisions with respect to maintaining and complying with certain financial and operational covenants. In the event that we were to pay any dividends or to repurchase shares pursuant to any announced share repurchase programs, such dividends and share repurchases may have an impact on our cash flows and on our ability to make repayments on and refinance our indebtedness and to comply with those financial covenants.
An impairment of the carrying value of goodwill or other intangible assets could negatively affect our consolidated operating results and net worth.
Goodwill represents amounts arising from acquisitions and is the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. Intangible assets can include computer software, brands, customer relationships and other acquired intangibles as of the acquisition date. Goodwill and other intangibles expected to contribute indefinitely to our cash flows are not amortized but must be evaluated by management at least annually for impairment. If carrying value exceeds its recoverable amount, the intangible is considered impaired and is reduced to fair value via a charge to earnings. Factors outside of our control which could result in an impairment include, but are not limited to: (i) reduced demand for our products; (ii) higher commodity prices; (iii) lower prices for our products or increased marketing as a result of increased competition; and (iv) significant disruptions to our operations as a result of both internal and external events. Should the value of one or more of the acquired intangibles become impaired, our consolidated profit or loss and net assets may be materially adversely affected. As of December 31, 2021, the carrying value of intangible assets totaled €4,555.1 million, of which €2,099.4 million was goodwill and €2,455.7 million represented brands, computer software, customer relationships and other acquired intangibles compared to total assets of €6,170.8 million.
We are exposed to risks in connection with our treasury and cash management activities.
From time to time we may acquire, various investment securities as part of our cash management and treasury activities. Factors beyond our control can significantly and adversely influence the fair value of our investment securities, including, but not limited to, the risk that the counterparty may not return the funds and that movements in financial, currency or interest rate markets may have an impact on the value of the investment securities. For example, fixed-rate securities are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities, defaults by the issuer or individual borrowers with respect to the underlying securities, and instability in the credit markets. Any of the foregoing factors could cause other-than-temporary impairment in future periods and result in realized losses. The process for determining whether impairment is other-than-temporary may require, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security.
In the ordinary course of treasury activities, whether entering into derivative hedging arrangements, cash account deposits or otherwise, we are exposed to the risk that the financial counterparty with whom we have conducted dealings will not be able to perform the agreed services and as a result may have a material adverse effect on our business, financial condition and results of operation.
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
We are exposed to risks related to our financial arrangements with respect to receivables factoring, reverse factoring and supply chain financing.
We may enter into factoring, reverse factoring or supply chain financing arrangements with financial institutions from time to time to sell certain of our accounts receivables from customers without recourse or to otherwise finance aspects of our supply chain. If we were to cease entering into such arrangements, our operating results, financial condition and cash flows could be adversely impacted. However, by entering into these arrangements we are exposed to additional risks. If any of these financial institutions or other counterparties experiences financial difficulties or is otherwise unable to honor the terms of our factoring, reverse factoring or supply chain financing arrangements with them, we may experience material financial losses due to the failure of such arrangements which could have an adverse impact upon our operating results, financial condition and cash flows.
We are a holding company whose principal source of operating cash is the income received from our subsidiaries.
We are a holding company and rely on the earnings and cash flows of our subsidiaries, which are paid to us by our subsidiaries in the form of dividends and other payments or distributions, to meet our debt service and other obligations, or, if applicable, to pay dividends on our ordinary shares. The ability of our subsidiaries to pay dividends or make other payments or distributions to us will depend on their respective operating results and may be restricted by, among other things, the laws of their jurisdiction of organization (which may limit the amount of funds available for the payment of dividends and other distributions to us), their constitutional documents, documents governing any existing indebtedness and the covenants of any future outstanding indebtedness that our subsidiaries incur, and other factors which may be outside our control.
The Founders and/or the Founder Entities may in the future enter into and/or amend related party transactions with us, which may give rise to conflicts of interest between us and some or all of the Founders and/or the Directors.
Our founders, Sir Martin Franklin and Noam Gottesman (the “Founders”) and/or one or more of their affiliates, including Mariposa Acquisition II, LLC and TOMS Acquisition I LLC (the “Founder Entities”) may in the future enter into and/or amend agreements with us that are not currently under contemplation. While we have implemented procedures to ensure we will not enter into any related party transaction without the approval of our Audit Committee, it is possible that the entering into of such an agreement might raise conflicts of interest between us and some or all of the Founders and/or the directors.

General Risk Factors
We are subject to disruptions, failures or security breaches of our information technology systems, or those of third parties on which we rely.
We are increasingly dependent upon on our information technology systems for communication among our suppliers, manufacturing plants, distribution functions, headquarters and customers. Our performance depends on the availability of accurate and timely data and other information from key software applications to aid day-to-day business and decision-making processes. We may be adversely affected if our controls designed to manage information technology operational risks fail to contain such risks. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure and to maintain the related automated and manual control processes, we could be subject to adverse effects including billing and collection errors, business disruptions, in particular concerning our manufacturing and logistics functions, issues with or errors in system's maintenance and security and migration of applications to the cloud and security breaches. Any disruption caused by failings in our information technology infrastructure equipment or of communication networks, could delay or otherwise impact our day-to-day business and decision-making processes and negatively impact our performance. In addition, we are reliant on third parties to service parts of our IT infrastructure. Failure on their part to provide good and timely service may have an adverse impact on our information technology network. Furthermore, we do not control the facilities or operations of our suppliers or third parties. An interruption of operations at any of their or our facilities or any failure by them to deliver on their contractual commitments may have a material adverse effect on our business, financial condition and results of operations.
Although our information technology systems are protected through physical and software safeguards, it is difficult to protect against the possibility of damage or breach created by cyber-attacks or other security attacks in every potential circumstance that may arise. In addition, governmental authorities have warned that cybercriminals will take advantage of the uncertainty created by COVID-19 and federal and state mandated quarantines to launch cybersecurity attacks. The risks could include more frequent malicious cybersecurity and fraudulent activities, as well as schemes which attempt to take advantage of employees’ use of various technologies to enable remote work activities. We believe the COVID-19 outbreak has incrementally increased our cyber risk profile, but we are unable to predict the extent or impacts of those risks at this time. As cyber-attacks are increasing in frequency and sophistication, it becomes even more difficult to protect against a breach of our information technology systems. Cybersecurity incidents that impact the availability, reliability, speed, accuracy, or other proper functioning of these information technology systems could have a significant impact on our operations. If we are unable to prevent physical and electronic break-ins, cyber-attacks and other information security breaches, we may suffer financial and reputational damage, be subject to litigation or incur remediation costs or penalties because of the unauthorized disclosure of confidential information belonging to us or to our customers, suppliers or employees. The mishandling or inappropriate disclosure of non-public sensitive or protected information could lead to the loss of intellectual property, negatively impact planned corporate transactions or damage our reputation and brand image. Misuse, leakage or falsification of legally protected information could also result in a violation of data privacy laws and regulations and have a negative impact on our reputation, business, financial condition and results of operations.
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
We currently have various equity instruments outstanding that would require us to issue additional ordinary shares for no or a fixed amount of additional consideration. Specifically, as of February 17, 2022, we had outstanding the following:
•1,500,000 Founder Preferred Shares held by the Founder Entities, which are controlled by the Founders. The preferred shares held by the Founder Entities (the “Founder Preferred Shares”) will automatically convert into ordinary shares on a one for one basis (subject to adjustment in accordance with our Memorandum and Articles of Association) on December 31, 2022 and some or all of them may be converted following written request from the holder; and
•4,558,487 equity awards that have either been issued to participants or been granted and are outstanding under the LTIP, which may be converted into ordinary shares subject, in most cases, to meeting certain performance conditions.
We currently have 11,181,376 ordinary shares currently available for issuance under our LTIP.
Holders of the Founder Preferred Shares are entitled to receive annual dividend amounts subject to certain performance conditions (the “Founder Preferred Shares Annual Dividend Amount”). The payment of the Founder Preferred Shares Annual Dividend Amount became mandatory after January 1, 2015 if certain share price performance conditions are met for any given year. At our discretion, we may settle the Founder Preferred Shares Annual Dividend Amount by issuing shares or by cash payment, but we intend to equity settle. For the year ended December 31, 2021, no Founder Preferred Shares Annual Dividend Amount was payable pursuant to the terms of the Founder Preferred Shares. In 2022, the Founder Preferred Shares Annual Dividend Amount will be calculated based upon the volume weighted average share price for the last ten trading days of the financial year and the resulting appreciated average share price compared to the highest price previously used in calculating the Founder Preferred Shares Annual Dividend Amount, which was the previously achieved 2020 Dividend Price of $25.2127. The issuance of ordinary shares pursuant to the terms of the Founder Preferred Shares will reduce (by the applicable proportion) the percentage shareholdings of those shareholders holding ordinary shares prior to such issuance which may reduce your net return on your investment in our ordinary shares.
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
As a foreign private issuer, we are subject to different U.S. securities laws and NYSE governance standards than domestic U.S. issuers, which may afford less protection to holders of our ordinary shares.
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
The laws of the British Virgin Islands provide limited protection for minority shareholders. Minority shareholders will have limited or no recourse if they are dissatisfied with the conduct of our affairs
Under the laws of the British Virgin Islands, there is limited statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies (as summarized under Item 16G: Corporate Governance). The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the Company and are entitled to have the affairs of the Company conducted in accordance with the BVI Act and the memorandum and articles of association of the Company. As such, if those who control the Company have persistently disregarded the requirements of the BVI Act or the provisions of the Company’s memorandum and articles of association, then the courts will likely grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) acts that constitute fraud on the minority where the wrongdoers control the Company; (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (iv) acts where the Company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.
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

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of one avenue to protect their interests
British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such an action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce judgments of courts in the United States based on certain liability provisions of United States securities law or to impose liabilities, in original actions brought in the British Virgin Islands, based on certain liability provisions of the United States securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.
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

Item 4.    Information on the Company
A.    History and Development of the Company
We are Europe's leading frozen foods company based on net sales value. We were incorporated with limited liability under the laws of the British Virgin Islands under the BVI Companies Act on April 1, 2014 under the name Nomad Holdings Limited.
Our principal executive offices are located at No. 1 New Square, Bedfont Lakes Business Park, Feltham, Middlesex, TW14 8HA. Our telephone number is +(44) 208 918 3200 and our fax number is +(44) 208 918 3491. Our registered office is located at Ritter House, Wickhams Cay II, Road Town, Tortola, VG1110 British Virgin Islands and its telephone number is (284) 852-7900. Our registered agent in the United States is Mariposa Capital, LLC, 500 South Pointe Drive, Suite 240 Miami Beach, Florida 33139.
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
B.    Business Overview
Our Company
We are Europe's leading frozen food company with a portfolio of best-in-class food brands within the frozen category, including fish, vegetables, poultry, meals, pizza and ice cream. Our products are sold primarily through large grocery retailers under the “Birds Eye” brand in the UK and Ireland, “Findus” in Italy, France, Spain, Sweden, Switzerland and Norway, “Iglo” in Germany and other continental markets, “La Cocinera” in Spain, "Ledo" in south-eastern Europe and "Frikom" in Serbia and North Macedonia. The majority of our products are in the savory frozen food market, where according to Nielsen, our market share in the countries we operate stood at 17.9% in 2021 (2020: 18.2%). For the categories in which we operate, we maintain the number one position in sixteen European geographies, namely the UK, Italy, Germany, France, Sweden, Austria, Norway, Switzerland, Belgium, The Netherlands, Portugal, Ireland, Croatia, Serbia, Bosnia & Herzegovina and North Macedonia. The countries representing our top six markets, collectively UK, Italy, Germany, France, Sweden and Austria, represented approximately 79% of the total European Savory frozen food markets. For a description of the principal markets in which we compete and related revenue, see Note 5 “Segment reporting” to our audited consolidated financial statements which appear elsewhere in this annual report.
Savory Frozen Food Market
The European savory frozen food market is served by a number of national and international producers, both with branded and private label offerings, and within single or multiple product categories. We have the broadest participation by category and geography in Europe.
According to Nielsen, the market for savory frozen food in categories which the Company competes in across Europe is estimated to have generated close to €20 billion in retail sales value in 2021.
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

Over the last seven years the European savory frozen food market has grown on average 1% per year, driven by the aforementioned ability to address global food consumption trends. Furthermore, the amount of space that frozen food as a category occupies within the grocery retail environment is relatively stable due to the fixed amount of freezer space at the retailer that is not exposed to reductions in shelf space in favor of other categories or formats, as can be the case in shelf-stable parts of the retailer.
Our Brands
Our brands are household names with long histories and local heritage in their respective markets. Our Birds Eye brand was established in 1922 and is primarily marketed in the UK and Ireland. The Findus brand, which is marketed in Italy, France, Spain, Sweden, Switzerland and Norway, was formed in Italy in 1941 and has a loyal following in each of its respective geographies. Iglo, founded in 1956, has a long-standing history and is marketed in Germany and other continental European countries. Recently acquired Ledo (established in 1958) and Frikom (established in 1975) are the lead brands with strong heritage in south-eastern Europe.
Our Competitive Strengths
We believe the following competitive strengths differentiate us from our competitors and contribute to our ongoing success.
Market leader with solid European platform and strong acquisition opportunities.
As the leading branded savory frozen food producer in Europe, we benefit from economies of scale and have developed a strong platform for our products throughout Europe in 2021. We are market leaders in the savory categories where we offer products in sixteen geographies and have a 17.9% market share in the savory frozen food market in the countries we operate. We benefit from longstanding relationships with our customers which provide access to our diversified distribution channels, including supermarkets, discount retailers, the food service channel and other food retailers that sell directly to consumers. We benefit from a diverse category and geographic mix and believe our strong existing platforms facilitate our expansion within a large addressable market and provide a broad set of potential acquisition targets in various food categories and geographic markets.
Effective brand equity strategy to leverage and expand well-known brands.
Our brands are well-established household names with long histories and local heritage in their respective markets. We possess several iconic brand assets and focus on our local "hero" platforms that are designed to leverage these iconic assets such as the “Captain”. Each of the Birds Eye, iglo, Findus, Ledo and Frikom brands holds a leading position in terms of spontaneous brand awareness in certain European markets. Our leading brand recognition, broad product offering, and local provenance of these brands are key drivers of consumer trust and result in demand for our products.
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
We own and operate an efficient network of nineteen manufacturing facilities with low capital expenditure requirements, all of which are located near the major markets we serve, providing for a balance between manufacturing and logistics costs and allowing for high levels of customer service. These facilities have what we believe to be sufficient spare capacity to accommodate future growth in our main product categories.
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
We continue our strategy which is rooted in relentless focus on our Core products which, prior to the Fortenova Acquisition, represented approximately 72% of our branded channel sales. These strategies include improving product quality, packaging renovation and executing in-store initiatives such as ensuring the right product assortment, display strategies and promotional efficiencies. We believe focusing on these Core product initiatives will accelerate growth, lead to margin expansion and improve our return on investment. To further accelerate growth, we continue to pursue innovation which leverages consumer trends such as health, wellness and convenience, but which are anchored in our core categories.
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
Our Founders and CEO have significant experience and expertise, and have been highly successful, in identifying, acquiring and integrating value-added businesses. We believe that this expertise, our access to capital and the deep industry knowledge of our management team will position us to acquire related and complementary food businesses that can enhance our market position, create synergies and fully leverage our existing marketing, manufacturing and supply chain capabilities, which we believe will allow us to deliver sustained profitable growth and maximize shareholder value. For example, in 2018 we completed (i) the Goodfella's Acquisition including the "Goodfella's" and "San Marco" brands, which enlarged our portfolio of brands to include the number one and number two market share positions within the frozen pizza category in Ireland and the UK, a successful frozen private label pizza business, and two frozen pizza manufacturing facilities and (ii) the Aunt Bessie’s acquisition including the "Aunt Bessie's" brand, which enlarged our portfolio of brands to include the number one and number two market share positions, respectively, within frozen Yorkshire puddings and frozen potatoes, which combine to represent the majority of its revenues. On December 31, 2020 we completed the acquisition of Findus Switzerland. Findus is the leading frozen food brand in Switzerland with a portfolio of value-added frozen products across categories including fish, vegetables and ready meals. The acquisition expands Nomad Foods' geographic reach into Switzerland, a new and sizeable market, providing a natural extension for our Findus product offering and brand family with an attractive entry for Green Cuisine. The transaction unifies Nomad Foods' ownership of the iconic Findus brand across Europe. In September 2021 we acquired Fortenova Group’s Frozen Food Business Group, which brings a leading European frozen food portfolio operating in attractive new markets for Nomad Foods, including Croatia, Serbia, Bosnia & Herzegovina, Hungary, Slovenia, Kosovo, North Macedonia and Montenegro. Its two anchor brands, "Ledo" and "Frikom", have No 1 market share in many of these markets and offer a broad range of frozen food products including fish, fruits, vegetables, ready meals, pastry and ice cream. The acquisition creates a platform for future expansion into Central and Eastern Europe and introduces us to ice-cream which opens new potential avenues for growth.
5. Respond to changing consumer shopping habits and drive advertising efficiency and impact.
We are responding to the growing consumer shift to digital and mobile technologies, apparent across all of our markets, by investing in technology platforms and partnering with both existing and emerging retailer partners who are executing their own e-commerce strategies to meet changing consumer habits. Online sales represented approximately 8% of our total sales as of December 31, 2021 (compared to 7% in 2020 and 4% in 2019). COVID-19 dynamics have played a part in accelerating existing consumer shopping behavior trends. The need of social distancing measures due to COVID-19 resulted in many new consumers trialing Online grocery shopping channels for the first time, and accelerated the expansion of other models, such as Quick Commerce in large cities across Europe. We believe that the full Digital Commerce channel will continue to provide further opportunities to drive market share gains through improved product content, allowing us to more fully share the benefits of the Frozen category directly to consumers, and driving our mealtime solution programs. In addition, our strategies are evolving in response to other consumer shopping trends such as increased purchases through the hard discounter channel, which has been growing significantly in the UK and Southern Europe.
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

Products
During the past three fiscal years, we have manufactured, marketed and distributed the following frozen food products:
    Fish: includes frozen fish products such as fish fingers, coated fish and natural fish. These products were the largest contributor to our revenues in 2021, 2020 and 2019.
    Vegetables: includes ready to cook vegetable products such as peas and spinach.
    Meals: includes ready to cook noodles, pasta, lasagna, pancakes and other ready-made meals under the iglo, Findus and La Cocinera brand names.
    Poultry: includes frozen poultry and meat products such as nuggets, grills and burgers.
    Ice Cream: following the Fortenova Acquisition, includes in home and out of home ice cream.
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
Customers
Our customers are typically supermarkets and large food retail chains supplying food products directly to consumers. Each key market in which we operate has its own distinct retail landscape. We consider our key retailer clients to be, in the UK, Tesco, Asda and Sainsbury’s; in Italy, Coop, Conad and Esselunga; in Germany, Rewe and Edeka; in Sweden, ICA, Axfood and Coop; and in France, Carrefour, Auchan and E.Leclerc. For the year ended December 31, 2021, our top ten customers (in terms of revenue) accounted for 40% of revenues.
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
We are increasing our investment in online sales, which represented approximately 8% of our total sales as of December 31, 2021. The online grocery retail channel is growing faster than established grocery retail formats across developed markets, partially as a result of the COVID-19 pandemic. Frozen foods particularly benefit from the online channel as the advantages to the consumer of outsourcing transportation of frozen food to the retailer are greater than in other categories, and also because some of the barriers to purchasing in-store (e.g. colder aisles) are removed for the consumer online.
Approximately 4% of our total sales for the year ended December 31, 2021 were through the food service channel. The majority of these sales were in Sweden and consist primarily of sales of institutional and public sector customers such as schools and hospitals as well as privately run work canteens and quick service restaurants. COVID-19 dynamics and governmental restrictions in Europe have adversely impacted food service sales since early 2020, as we have experienced lower demand for our food service products, which supports commercial food establishments, due to governmental restrictions on the consumers’ ability to eat out of home, for example, at restaurants, cafes, bars and work canteens. There was a modest sales increase in 2021 as COVID-19 governmental restrictions across Europe were eased.

Nomad Foods International (formerly Exports) accounted for 1.7% of our total sales in 2021. In Western Europe, Nomad Foods International supplies to food service distributors which are not covered by our non-Nomad Foods International channels.
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
Manufacturing
We own and operate nineteen manufacturing facilities which are located in Lowestoft and Hull (UK), Bremerhaven and Reken (Germany), Cisterna (Italy), Loftahammar and Bralanda (Sweden), Tonsberg and Larvik (Norway), Boulogne-sur-Mer (France), Valladolid (Spain), Longford and Naas (Republic of Ireland), Rorschach (Switzerland), Zagreb, Sesvete, and Daruvar (Croatia), Belgrade (Serbia) and Čitluk (Bosnia and Herzegovina). These facilities produce approximately 671 kilo tonnes of frozen product per year, representing approximately 80% of the total volumes of our sales. The manufacturing facilities are located near the major markets we serve, providing for a balance between manufacturing and logistics costs and customer service. Our manufacturing facilities are focused on in house manufacturing of our main product categories and emphasize quality and efficiency through scale. We have also invested in automated lines, such as fish fingers, poultry and spinach lines.
Although capacity differs per product line and facility, we estimate that we have sufficient spare capacity available to accommodate future growth in our main product categories and as necessary to accommodate the seasonal nature of some of our products, particularly vegetables.
In 2021, through the Fortenova Acquisition we took on five new manufacturing sites in south-eastern Europe. These are Zagreb, Sesvete, and Daruvar (Croatia), Belgrade (Serbia) and Čitluk (Bosnia and Herzegovina).
Procurement
Our procurement functions are structured around primes and indirect raw materials (materials used in manufacturing which form a part of the end product, such as fish, vegetables, meat, other ingredients and packaging), non-production items (items purchased and services used to design, market and distribute the product, such as logistics, operations, including maintenance, sales and marketing) and co-pack (finished products bought from third parties, such as most vegetables other than peas and spinach).
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
Logistics
Our distribution network is made up of our manufacturing facilities, warehouses, local distribution centers and third-party providers of services (such as co-packers & transport). We outsource the majority of our distribution processes to third parties seeking to collaborate with shared sites and integrated transport networks. Our distribution network is well consolidated and aligned with our manufacturing footprint in the UK, Ireland, Germany, Italy, Sweden, France, Norway, Spain, Croatia, Serbia, and Bosnia & Herzegovina. From our manufacturing plants, our products are sent to regional distribution centers to be further distributed to local markets. Our primary distribution centers are used to consolidate both local production and imported products to be sold locally. These sites include Wisbech in the UK, Naas in Ireland, Reken in Germany, Capua, Latina and Parma in Italy, Bjuv in Sweden, Brussels in Belgium, Vantaa in Finland, Froneri in Switzerland, Vienna in Austria, Lognes in France, Tonsberg and Moss in Norway, Lisbon in Portugal, Madrid in Spain. With our newly acquired DC’s in Podgorica in Montenegro, Skpoje in Macedonia, Milosheve in Kosovo, Szada in Hungary, Ljubljana in Slovenia, Sarejevo, Tuzla and Banja Luka in Bosnia & Herzegovina, Novi Beograd and Nis in Serbia, and Zagreb, Osijek and Slavonski Brod in Croatia.
Seasonality
Our sales and working capital levels have historically been affected to a limited extent by seasonality. In general, sales volumes for frozen food are slightly higher in colder or winter months and variable production costs and working capital will vary depending on the harvesting and buying periods of seasonal raw materials, in particular vegetable crops. For example, inventory levels typically peak in August to September just after the pea harvest and as a result, more working capital is required during those months. The Fortenova Acquisition follows a different seasonality to the legacy business, with stronger performance through the summer months behind the ice-cream business.
Corporate Social Responsibility
We continuously review our position to mitigate supply chain risks, working to meet relevant ethical, environmental and social obligations. We seek to source, manufacture and sell our food to consumers in a responsible way. We operate a sustainability program called Eating for the planet that reflects our commitments.
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

    1. Better Sourcing

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

    2. Better Nutrition

Every day our customers serve our food to their families. We want to inspire them to eat a more balanced diet and live healthier lifestyles.
•We continuously work to improve our product portfolio, applying a nutrition strategy informed by an independent Nutritional Advisory Board and assessing our products using an externally verified Nutrient Profiling Tool. We also apply on pack nutritional labeling claims in markets where this is relevant, favoring the NutriScore model where applicable.
•We assess any new product development to drive higher sustainability across the portfolio.
•We empower consumers to make their own decisions, communicating the nutritional values of our products on pack.

    3. Better Operations

•We recognize the importance of reducing the impact we have on the environment and are committed to achieve net zero across our supply chain well before 2050 and are members of the UN Race to zero.
•We consider the total packaging system when designing packaging, recognizing packaging plays an important role in terms of food safety, securing shelf life, convenience, communication as well as sustainability. We aim to minimize packaging material use. We work towards making all consumer packaging material recyclable and prioritize packaging material from sustainable origins.
•We believe that our people make the difference and make sure they have an active voice through the ‘Our Voice’ employee survey. Sustainability is important for our employees and we involve them in the work and encourage them to live our values every day as part of our corporate purpose, Serving the World with Better Food.
•We actively work to engage with and add value to the broader communities we operate in, while contributing to our wider sustainability agenda. We encourage our local businesses to support social causes in their regions, engaging at a local level. For example, a majority of our businesses contribute our products to local food banks and charities.

Further details on these topics can be found in our latest Annual Sustainability Report found on our website https://www.nomadfoods.com/eating-for-the-planet/sustainability-reports/
Information Technology
Our IT systems are critical to operating and growing our business, in particular to our general operations and logistics functions but also to enable our teams to work from remote locations. A single SAP tool underpins the processes to support the majority of our operations and management reporting across countries with new tools being introduced to support Sales planning, S&OP and Net Revenue Management activities.
The IT architecture is designed as a consolidation platform enabling integration of future acquisitions. During 2021, Nomad started the integration of the Findus Switzerland businesses onto the Nomad platform and the IT team are looking at ways to accelerate future integrations. We believe that the role of data and analytics will continue to increase in importance in decision-making, and we therefore intend to continue to enhance our capability to use such data and analytics in our decision-making process.
Nomad foods have started project phoenix which is a business transformation project underpinned by an upgrade to the latest SAP S4/HANA. This has started and will continue throughout 2022/23 and finish in 2024. This program will enable integration of new acquisitions quickly with little or no adverse business impact, while maintaining the low cost of ownership. Additionally, we utilize an new outsourced infrastructure service provider, maintaining best in class IT cost alongside improved capability to scale in line with business developments.
Intellectual Property
Good brand protection continues to be of significant importance to our business as we rely on our brands to implement our master brand strategy. We have a substantial trademark portfolio with around 1,630 trademarks across all of our markets including new export countries such as the US, Australia and New Zealand and the Middle East. This year has also seen a dedicated drive to protect the business’ innovations, and capture valuable intellectual property rights as early as possible, resulting in patent protection in the areas of our plant-based food products and packaging processes. Our intellectual property is managed centrally, and we work closely with a specialist team of trade mark and patent attorneys and intellectual property solicitors in respect of filings, renewals, recordings and the prosecution and enforcement of intellectual property matters internationally.
We own EU trade mark rights across the EU as well as trade mark rights in all other commercial countries of interest to the business in "Birds Eye", "iglo" and "Findus". We continue to own "Belviva" (formerly "Lutosa") in Belgium, "La Cocinera" in Spain and Andorra, "Goodfella's" and "Aunt Bessie's" across the EU and in other key markets, and we have secured registration for "Nomad Food" across the EU, United Kingdom, Norway, China and the US.
Registered protection for "Green Cuisine" continues to grow in line with the importance of the brand, with registrations in place in the UK, New Zealand and Liechtenstein, and pending applications across the EU and other markets of interest around the world.
This year has also seen the successful acquisition of the Fortenova Group’s frozen food business, acquiring key brands such as "Frikom" and "Ledo" across Eastern Europe and resulting in an increase in our overall trade mark portfolio size by over 250 registrations.
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
Food Safety Regulation
As a manufacturer of foods intended for human consumption, we are subject to extensive legislation and regulation both from the European Union, the EU Member States and European free trade association (EFTA) members, UK adopted legislation and other European countries in which we operate. For the European Union, The European Commission, Directorate-General for Health and Food Safety is responsible for EU policy on food safety and health and for monitoring the implementation of related laws. The European Food Safety Authority advises the European Commission, the European Parliament and the EU Member States on food safety matters. EU Member States must ensure adequate enforcement, control and supervision of principles set forth in numerous EU Directives and Regulations and may be allowed to maintain or establish more stringent measures in their own legislation. Other European countries may follow the EU Directives and Regulations as is the case currently in the UK through the adopted legislation process following Brexit, but it may be that there are additional regulations to comply with on a country by country basis. We expect the UK to start generating its’ own regulatory matters as time progresses and as a UK based entity, we will be duty bound to follow these. These regulations govern the composition, manufacture, storage, handling, packaging, labeling, marketing and safety of our products. These regulations generally impose on food business operators an obligation to ensure that the operations under their control satisfy the relevant food law requirements and impose a mandatory traceability requirement along the food chain. The tracing information must be kept for a period of five years and upon request, must be made available to the relevant authorities.
In addition, we are subject to specific food hygiene legislation that establishes rules and procedures governing the hygiene of food products. This legislation sets forth specific rules governing the proper hygiene for food products of animal origin and sets forth microbiological criteria for food products. In addition, there are a number of other specific EU, adopted UK and local country requirements relating to specific matters such as contaminants, packaging materials and additives. The new Brexit Trade Agreement has resulted in substantial delays at Border Control Points for all food businesses due to the new level of documentation and checking which accompany food shipments across the UK to EU. Nomad products are frozen and maintained at a temperature below 18 degrees therefore there are no issues with food hygiene due to any delays or blockages which we may experience.
We are also subject to a broad range of European directives and regulations and local country requirements regarding the manufacture and sale of frozen foods for human consumption. These directives and regulations define technical standards of production, transport and storage of frozen foods intended for human consumption and require us to assure internal quality control at each stage of the “cold chain” and to implement any standards, as established by public authorities. These directives and regulations have in all areas of food safety been translated into UK statutory instruments as written.
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
Packaging
Our packaging protects the product against contamination, is designed to optimize logistics, helps with portion sizes, carries information for customers, and, by maintaining the quality of products for the duration of their shelf life, also helps to reduce food waste. However, packaging, in particular plastic packaging, has been in the spotlight because of its environmental impacts. Poor management of recycling or waste disposal of plastic packaging can result in plastic leaking from the waste management cycle into the ocean, threatening the lives of sea birds and marine animals, and disrupting ecosystems.

We primarily design our packaging around food safety needs and environmental impact concerns, ensuring that the packaging protects the product but does not waste natural resources. Our focus is on moving to recyclable materials. However, in some places we do need to use flexible materials such as plastic where innovation is required to find recyclable alternatives.

We expect packaging to be a focus for environmental law in the coming years, with the emergence of taxes or bans on the use of single-use plastic.

Environmental Law
The European Commission, Directorate-General for the Environment is responsible for EU policy on the environment and for monitoring the implementation of related laws. The European Union has issued numerous directives relating to environmental protection, including those aimed at improving the quality of water, addressing air and noise pollution, assuring the safety of chemicals and setting standards for waste disposal and clean-up of contamination. European directives are given effect by specific regulations in Member States and applicable regulations have been implemented in each of the countries in which we conduct our manufacturing activities. In addition, there may also be further regulations implemented at a country level in other countries in which we operate. Accordingly, our facilities must obtain permits for certain operations and must comply with requirements relating to, among others, water supply and use, water discharges and air emissions, solid and hazardous waste storage, management and disposal of waste, clean-up of contamination and noise pollution.
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
Compliance with environmental laws and regulations is managed at the facility level. The majority of our manufacturing facilities have a detailed environmental management system which are externally audited on an annual basis for compliance with ISO 14001 or BRC.
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
Occupational Health and Safety
We have a legal responsibility to protect the health and safety of our employees, customers and any other persons who may be affected by our operations. We strive to provide a safe workplace; controlling and eliminating risks to health and well-being; ensuring that our facilities and the equipment within them are safe and that the environmental, health and safety procedures are both established and adhered to. We strive to ensure that dangerous articles and substances are transported, stored and used safely; provide adequate welfare facilities; provide workers with the information, instruction, training and supervision necessary to preserve and improve their health and safety; and consult with workers on health and safety matters. The COVID-19 pandemic has not impacted the majority of our occupational health compliance programs but due to the need to follow local government guidelines, the programs for the health monitoring of employees have needed to be suspended until such time as government guidelines will allow the programs to resume safely. This could give rise to an increased risk of health issues of employees not being picked up in a timely fashion as a result of the programs being suspended.
We aim to meet the European Framework Directive on Safety and Health at Work (89/391 EEC) ensuring we comply with all the local and European legislation in all the countries we have a presence, ensuring we share best practices and procedures across our business to continuously improve our safety and environmental performance whilst driving a positive safety culture.
We have established a Health and Safety Management System modeled on the international Occupational Health & Safety management system specification ISO 45001. Our manufacturing facilities continue to strive for accreditation in ISO 45001 and many have already achieved this recognition and many more continue to work towards it across our network.
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

Human Capital management

1.Leadership Development and Talent Management.
Recruiting, developing and engaging our workforce is critical to executing our strategy and achieving business success. The board oversees and is updated on the company’s leadership development and talent management strategies designed to recruit, attract, develop and retain business leaders who can drive financial and strategic growth objectives and build long-term shareholder value. The board has also reviewed succession plans for the Chief Executive Officer and his direct reports.
2. Culture and Employee Engagement.
The board is keenly interested in ensuring that the company maintains and promotes a culture that fosters the values, behavior and attributes necessary to advance the company’s business strategy and purpose and encourage employee engagement and commitment. We regularly seek colleagues views and feedback on how successfully we are doing this through our annual survey.
3. Human Capital Management
The efficient production of high-quality products and successful execution of our strategy requires a talented, skilled and engaged team of employees. We aim to give our colleagues training to do their jobs, as well as opportunities to expand their skills and contributions over time. We are also committed to maintaining a safe and secure workplace for our employees and have recently set specific safety standards to identify and manage critical risks. We prohibit workplace discrimination, and we do not tolerate abusive conduct or harassment. We also believe that respect for human rights is fundamental to our purpose of Serving the World with Better Food and to our commitment to ethical business conduct. Our code of Business Conduct is set out in our ‘Code of Business Principles’ and is available on our website.
4. Diversity and Inclusion
We believe that fostering a culture of inclusion and belonging strengthens our ability to recruit talent and allows all of our employees to thrive and succeed. We actively cultivate a culture that acknowledges, respects and values all dimensions of diversity - including gender, race, sexual orientation, ability, backgrounds and beliefs. Ensuring diversity of input and perspectives is core to our business strategy, and we are committed to recruiting, retaining, developing and advancing a workforce that reflects the diversity of the consumers we serve. We have an active Inclusion plan and are working to embed our culture of inclusion and belonging into our day-to-day ways of working through: Shine (Support program aimed at improving internal female talent pipeline), a growing number of networks promoting representation and inclusion and enabling our employees to have space for debate and growth and continuing with our program of Inclusive leadership and Inclusive hiring training.

Supporting Our Workforce During the COVID-19 pandemic, Nomad Foods implemented an enterprise-wide response to ensure the health and safety of all of our colleagues. In our manufacturing facilities, we enacted social distancing protocols, temperature checks, enhanced sanitation, mask use and other protective equipment and practices. Our layered protections, combined with robust contact tracing and exclusion protocols, enable the continued operation of our manufacturing and distribution facilities without significant disruption. During the pandemic, our office staff shifted primarily to working remotely as dictated by local conditions.

C.    Organizational Structure
We (Nomad Foods Limited) are a holding company with 51 subsidiaries, all of which are wholly-owned by us. The following table provides a list of all of our significant subsidiaries and country of incorporation.

Name	Activity	Country of incorporation	Ownership as of December 31, 2021
Nomad Foods Europe Holdings Limited	Holding	England	100%
Nomad Foods Europe Holdco Limited	Holding	England	100%
Nomad Foods Europe Finco Limited	Holding	England	100%
Nomad Foods Europe Midco Limited	Holding/Finance	England	100%
Nomad Foods Bondco Plc	Finance	England	100%
Nomad Foods Lux S.à.r.l.	Finance	Luxembourg	100%
Nomad Foods Europe Limited	Management	England	100%
Birds Eye Limited	Trading	England	100%
Nomad Foods Europe Finance Limited	Finance	England	100%
Birds Eye Ireland Limited	Trading	Republic of Ireland	100%
Iglo Holding GmbH	Holding	Germany	100%
Iglo Nederland B.V.	Trading	Netherlands	100%
Iglo Belgium S.A.	Trading	Belgium	100%
Iglo Portugal	Trading	Portugal	100%
Iglo Austria Holdings GmbH	Holding	Austria	100%
C.S.I. Compagnia Surgelati Italiana S.R.L.	Trading	Italy	100%
Findus Sverige Holdings AB	Holding	Sweden	100%
Iglo GmbH	Trading	Germany	100%
Frozen Fish International GmbH	Trading	Germany	100%
Liberator Germany Newco GmbH	Property	Germany	100%
Iglo Austria GmbH	Trading	Austria	100%
Findus Sverige AB	Trading	Sweden	100%
Frionor Sverige AB	Holding	Sweden	100%
Findus Holdings France SAS	Holding	France	100%
Findus France SAS	Trading	France	100%
Findus Espana SLU	Trading	Spain	100%
Findus Danmark A/S	Trading	Denmark	100%
Findus Finland Oy	Trading	Finland	100%
Findus Norge AS	Trading	Norway	100%
Findus Norge Holding AS	Holding	Norway	100%
Toppfrys AB	Trading	Sweden	100%
Findus Switzerland AG	Trading	Switzerland	100%
LEDO plus d.o.o.	Trading	Croatia	100%
INDUSTRIJA SMRZNUTE HRANE FRIKOM DOO BEOGRAD	Trading	Serbia	100%
LEDO d.o.o. Čitluk	Trading	Bosnia & Herzegovina	100%
IRIDA d.o.o.	Trading	Croatia	100%
LEDO Jégkrém és Fagyasztott Élelmiszer Gyártó és Forgalmazó Korlátolt Felelősségű Társaság	Trading	Hungary	100%
Ledo d.o.o. (LEDO, podjetje za trgovino s sladoledom, zmrznjeno hrano in storitve, d.o.o.)	Trading	Slovenia	100%

Ledo d.o.o. Podgorica (Društvo Za Proizvodnju, promet roba i usluga “Ledo” d.o.o. Podgorica)	Trading	Montenegro	100%
Ledo Sh.p.k.	Trading	Kosovo	100%
FRIKOM BEOGRAD DOOEL Cucer Sandevo	Trading	North Macedonia	100%

D.    Property, Plant and Equipment
The following table sets forth information on the main manufacturing sites used by us in our business:

Facility	Products	Production (ktons)	Utilization %	Freehold/ Leasehold	Footprint
Belgrade, Serbia	Ice cream, Pastry Products, Vegetables, Fruits	36	52%	Freehold	Site: 116,500 m2 Buildings: 8,100 m2
Boulogne, France	Fish Products	19	71%	Leasehold	Buildings: 11,000 m2
Bralanda, Sweden	Vegetables	10	71%	Freehold	Site: 80,000m2 Buildings: 40,000m2
Bremerhaven, Germany	Fish Products	108	97%	Leasehold	Site: 90,000 m2 Buildings: 30,000 m2
Cisterna, Italy	Vegetables, Free Flow Meals, Fish Fingers, Sofficini	80	77%	Freehold	Site: 269,560 m2 Buildings: 69,198 m2
Citluk, Bosnia & Herzegovina	Fish Products, Fruits, Vegetables	2	47%	Freehold	Site: 12,694 m2 Buildings: 6,552 m2
Daruvar, Croatia	Fish Products	3	59%	Freehold	Site: 30,223 m2 Buildings: 2,589 m2
Hull, UK	Yorkshire Puddings, Accompaniments & Desserts	23	72%	Freehold	Site: 39,000 m2 Buildings: 15,000 m2
Larvik, Norway	Vegetables, Free Flow Meals, Ready Meals	8	30%	Freehold	Site: 57,968 m2 Buildings: 7,246 m2
Loftahammar, Sweden	Bakery Products	2	47%	Freehold	Buildings: 5,300 m2 Site: 21,000 m2
Longford, ROI	Frozen Pizza Products	18	91%	Freehold	Buildings: 6,200 m2
Lowestoft, UK	Vegetables, Fish Products, Poultry, Potato, Beef Burgers	127	92%	Mixed	Buildings: 45,000 m2 Site: 99,000 m2
Naas, ROI	Frozen Pizza Products	42	93%	Freehold	Buildings: 12,000 m2 Site: 20,000 m2
Reken, Germany	Vegetables, Free Flow Meals, Ready Meals, Special Foods	111	90%	Freehold	Buildings: 118,000 m2 Site: 43,000 m2
Rorschach, Switzerland	Pancakes, Ready Meals	5	65%	Freehold	Buildings: 8,500 m2 Site: 11,000 m2
Sesvete, Croatia	Fruits, Vegetables	8	63%	Leasehold	Site: 2,208 m2 Buildings: 11,208 m2
Tonsberg, Norway	French Fries, Vegetables, Free Flow Meals	29	68%	Leasehold	Buildings: 30,000 m2 Site: 58,000 m2
Valladolid, Spain	Vegetables, Free Flow Meals, Ready Meals, Pastry Products, Pizza	17	60%	Freehold	Buildings: 50,000 m2 Site: 80,000 m2
Zagreb, Croatia	Ice cream, Pastry Products	23	48%	Freehold	Site: 23,129 m2 Buildings: 9,739 m2

For more information on property, plant and equipment see Note 12 “Property, plant and equipment”. We lease our principal executive offices located at No. 1 New Square, Bedfont Lakes Business Park, Feltham, Middlesex, TW14 8HA, which is 36,549 square feet in size.
Item 4A.    Unresolved Staff Comments
None.

Item 5.     Operating and Financial Review and Prospects
The following is a discussion of the financial condition and results of operations for the years ended December 31, 2021 and 2020. Discussion regarding our financial condition and results of operations for the year ended December 31, 2020 as compared to the year ended December 31, 2019 is included in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on February 25, 2021 (the "2020 Form 20-F").
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
Overview
Nomad operates in the European frozen food market, selling its products primarily to large grocery retailers either directly or through distribution arrangements primarily in the UK, Italy, Germany, France, Sweden, and Austria.
The countries representing our top six markets collectively represented approximately 79% of the total European Savory frozen food markets (in terms of retail sales value) and generated 78% of our revenue in 2021. We also sell our products in Ireland, Austria, Belgium, Finland, Ireland, Portugal, Switzerland, Denmark, The Netherlands and Spain. The brands under which we sell our products are “Birds Eye”, "Aunt Bessie's" and "Goodfella's" in the UK and Ireland, "San Marco" in the UK, “Findus” in Italy, France, Spain, Sweden, Switzerland and Norway, “iglo” in Germany and other continental markets, "Ledo" in south-eastern Europe and "Frikom" in Serbia and North Macedonia.
We currently operate nineteen manufacturing plants, three in Croatia, two in Germany, two in Sweden, two in Norway, two in Ireland, two in the UK and one each in Spain, Italy, France, Serbia, Bosnia & Herzegovina and Switzerland.
COVID-19
With the spread of COVID-19, we have experienced a significant increase in demand and revenue growth, as consumers have increased their frozen food purchases for in-home consumption. One of our main objectives as this crisis unfolds is to maintain the availability of our products to meet the needs of our consumers. In response to increased demand, we have increased production. To date, we have not experienced material disruptions in our supply chain or operations, although we cannot assure you that this will not occur in the future. We were not materially affected by mandated lockdowns and other related restrictions and only experienced temporary disruptions in operations that were not material to our consolidated results for the year ended December 31, 2020 or the year ended December 31, 2021.
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
On March 13, 2020, the Company announced a share repurchase program to purchase up to an aggregate of $300.0 million of the Company’s ordinary shares. Acquisitions pursuant to the stock repurchase program may be made from time to time through a combination of open-market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions. After the announcement, the Company entered into a series of open-market repurchases. During 2020, 11,913,682 ordinary shares at an average price of $21.04, for aggregate gross costs of $250.9 million (€217.4 million) had been repurchased and canceled. Directly attributed transaction costs of €0.2 million were incurred. During 2021, a further 507,396 ordinary shares were repurchased and cancelled at an average price of $25.29 for aggregate gross costs of $12.8 million (€10.5 million).
On September 15, 2020, the Company repurchased by way of a Dutch auction a total of 18,061,952 shares at a clearing price of $25.50 per share amounting to the purchase price of $460.6 million (€389.3 million) which was paid to the prevailing shareholders with all shares canceled as of the same date. Directly attributed transaction costs of €1.9 million were incurred.
On December 31, 2020, we completed the Findus Switzerland AG acquisition for consideration of €112.8 million which produces and sells frozen food in Switzerland. The deal extends the geographical reach of this brand, complementing the existing business model. The acquisition also included a production facility in Rorschach, Switzerland.
On June 24, 2021, the Company amended and restated its Senior Facilities Agreement to refinance its existing €553.2 million senior secured term loan facility through a new 7-year term facility due 2028 (the "Senior EUR Loan"), paying interest at a rate equal to the EURIBOR with a zero floor plus a margin of 2.5%, and replace the existing €80 million revolving credit facility with a new €175 million facility, paying interest rate applicable to the respective drawn down currency plus 2.25%. Per the restated Senior Facilities Agreement, the Sterling Overnight Index Average (“SONIA”) has replaced GBP LIBOR and is effective immediately if there is a drawdown on the facility. The Secured Overnight Financing Rate (“SOFR”) will replace U.S. Dollar LIBOR and Swiss Average Rate Overnight (“SARON”) will replace CHF LIBOR, when existing benchmark rates are replaced. The revolving credit facility also includes margin ratchets linked to the future leverage of the Group, and achievement of the ESG linked KPI's.
On June 24, 2021, the Company through its indirect, wholly-owned subsidiary, Nomad Foods Bondco Plc, repaid the €400.0 million 3.25% senior secured notes due 2024 and completed a private offering of €750.0 million aggregate principal amount of 2.5% senior secured notes due June 24, 2028. Interest on the Notes accrues from the date of issue and is payable semi-annually in arrears on January 15 and July 15, commencing on January 15, 2022. Subsequent to the Initial Bond Offering, on July 9, 2021 the Company completed a subsequent private offering of €50.0 million aggregate principal amount of 2.5% senior secured notes due 2028, issued at a price of €100.75.
On August 5, 2021, the Company announced a new share repurchase program to purchase up to an aggregate of $500.0 million of the Company’s ordinary shares to be executed. Acquisitions pursuant to the stock repurchase program may be made from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions, at the Company's discretion, as permitted by securities law and other legal requirements. Pursuant to the program, as at December 31, 2021, 3,090,082 ordinary shares had been repurchased and cancelled at an average price of $24.50, for aggregate gross costs of $75.8 million (€67.1 million). Directly attributed transaction costs of €0.1 million were incurred.
On September 30, 2021, the Company announced the completion of the acquisition of the Fortenova Group’s Frozen Food Business Group (FFBG) for consideration of €640.1 million. FFBG is a leading European frozen food portfolio operating in attractive markets new to Nomad, including Croatia, Serbia, Bosnia & Herzegovina, Hungary, Slovenia, Kosovo, North Macedonia and Montenegro. Its two anchor brands, Ledo and Frikom, have unparalleled consumer awareness and number one market share in many of these markets and offer a broad range of frozen food products including fish, fruits, vegetables, ready meals, pastry and ice cream.

Accounting for the Findus Switzerland Acquisition
We have reflected the Findus Switzerland acquisition in our consolidated financial statements prepared in accordance with IFRS from the date of the acquisition, December 31, 2020.
We have accounted for the acquisition using the purchase method as required by IFRS 3 "Business Combinations" which allows the Company a year after the acquisition date in which to finalize the valuation of identifiable assets acquired as well as liabilities assumed on the acquisition date. Due to the timing of the acquisition, the valuation of the business had not been completed within the 2020 Form 20-F, with the difference between the consideration paid and the book value of assets valued being provisionally allocated to goodwill. The Company has since completed the exercise, resulting in a corresponding adjustment to Goodwill. These adjustments have resulted in a restatement of the previously reported Statement of Financial Position as of December 31, 2020 as disclosed in Note 14 "Acquisitions" within Item 18.
Accounting for the Fortenova Acquisition
We have reflected the Fortenova acquisition in our consolidated financial statements prepared in accordance with IFRS from the date of the acquisition, September 30, 2021.
We have accounted for the acquisition using the purchase method as required by IFRS 3 "Business Combinations" which allows the Company a year after the acquisition date in which to finalize the valuation of identifiable assets acquired as well as liabilities assumed on the acquisition date. The Company has performed a preliminary exercise to fair value the acquired assets and liabilities as disclosed in Note 14 "Acquisitions" within Item 18.
Recently Issued and Not Yet Adopted Accounting Pronouncements under IFRS
Information relating to “IFRSs recently issued and not yet adopted” are described in detail and are reported in Note 2 to the Financial Statements.

A.    Operating Results
Overview of Results

	Year ended December 31, 2021	Year ended December 31, 2020
	€m	€m
Statement of Income data:
Revenue	2,606.6	2,515.9
Cost of sales	(1,862.3)	(1,753.4)
Gross profit	744.3	762.5
Other operating expenses	(356.3)	(382.7)
Exceptional items	(45.3)	(20.6)
Operating profit	342.7	359.2
Finance income	0.1	4.7
Finance costs	(106.1)	(68.4)
Net finance costs	(106.0)	(63.7)
Profit before tax	236.7	295.5
Taxation	(55.7)	(70.4)
Profit for the period	181.0	225.1
The table below presents certain additional key performance indicators:

	Year ended December 31, 2021	Year ended December 31, 2020
(€ in millions, except percentages)	€m	€m
Adjusted Gross Margin(1)	28.9%	30.3%
Adjusted EBITDA(2)	486.7	466.8
Adjusted EBITDA Margin(3)	18.7%	18.6%

(1)Adjusted Gross Margin. Represents Adjusted Gross Profit as a percentage of revenue for the relevant period. Adjusted Gross Profit and Adjusted Gross Margin exclude acquisition purchase price adjustments within cost of goods sold. Adjusted Gross Profit and Adjusted Gross Margin are non-IFRS financial measures and you should exercise caution in comparing our Adjusted Gross Profit and Adjusted Gross Margin with similarly titled measures of other companies, as the definition may not be comparable.
(2)Adjusted EBITDA. EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments, and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share-based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis. Accordingly, the information has been disclosed in this annual report to permit a more complete and comprehensive analysis of our operating performance. You should exercise caution in comparing our Adjusted EBITDA with similarly titled measures of other companies, as the definition may not be comparable. Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.
(3)Adjusted EBITDA Margin. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue for the relevant period. Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures and you should not consider them an alternative or substitute to operating profit or operating margin as a measure of operating performance.

The following table reconciles revenue to Adjusted Gross Profit and Adjusted Gross Margin for the periods presented:

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019 (1)
	€m	€m	€m
Revenue	2,606.6	2,515.9	2,324.3
Cost of sales	(1,862.3)	(1,753.4)	(1,626.4)
Gross Profit	744.3	762.5	697.9
Gross Margin (2)	28.6%	30.3%	30.0%
Cost of sales adjustments (3)	8.4	—	—
Adjusted Gross Profit	752.7	762.5	697.9
Adjusted Gross Margin (4)	28.9%	30.3%	30.0%
(1)The 2020 Form 20-F used Gross Margin as a Key Performance Indicator. Adjusted Gross Margin for the comparative periods was identical to Gross Margin.
(2)Gross margin represents gross profit as a percentage of revenue for the relevant period.
(3)Cost of sales adjustments relate to acquisition purchase price adjustments within cost of goods sold.
(4)Adjusted Gross Margin represents Adjusted Gross Profit as a percentage of revenue for the relevant period.
The following table reconciles profit for the period to Adjusted EBITDA for the relevant period as follows:

	Year ended December 31, 2021	Year ended December 31, 2020
	€m	€m
Profit for the period	181.0	225.1
Taxation	55.7	70.4
Net financing costs	106.0	63.7
Depreciation and amortization	71.6	67.6
Acquisition purchase price adjustments (1)	8.4	—
Exceptional items (2)	45.3	20.6
Other add-backs (3)	18.7	19.4
Adjusted EBITDA	486.7	466.8

(1)Relates to acquisition purchase price adjustments within cost of goods sold.
(2)Elimination of exceptional items which management believes are non-recurring and do not have a continuing impact. Details of what has been identified as exceptional is included in the Results of Operations for each reporting period as set out in this item and in Item 5 of the 2020 Form 20-F.
(3)Represents the elimination of share-based payment charges and related employer payroll expense of €5.8 million (2020: €12.1 million) and elimination of non-operating M&A related costs, professional fees, transaction costs and purchase accounting related valuations of €12.9 million (2020: €7.3 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
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
Finance Income. Finance income is comprised of interest income, other financing related income and net foreign exchange gains on translations of financial assets and liabilities held for financing purposes in currencies other than the Company’s functional currency.
Finance Costs. Finance costs are comprised of interest expenses, net interest on net defined pension plan obligations, amortization of borrowing costs, net foreign exchange costs on translations of financial assets and liabilities held for financing purposes in currencies other than the Company’s functional currency, financing costs incurred as a result of amendments of debt terms and other financing related costs.
Taxation. Taxation is comprised of current tax expenses and deferred tax movements.
Gross Margin. Gross margin is gross profit as a percentage of revenue.
We also utilize certain additional key performance indicators, as described below. We believe these measures provide an important alternative measure with which to assess our underlying operating performance on a constant basis. Our calculation of Adjusted EBITDA and Adjusted EBITDA margin may be different from the calculations used by other companies and therefore comparability may be limited. Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures and you should not consider them an alternative or substitute to operating profit or operating margin as a measure of operating performance.
Adjusted Gross Margin. Adjusted Gross Margin represents Adjusted Gross Profit as a percentage of revenue for the relevant period. Adjusted Gross Profit and Adjusted Gross Margin exclude acquisition purchase price adjustments within cost of goods sold.
Adjusted EBITDA. Adjusted EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization, adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share-based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.
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
Results of Operations for the Year Ended December 31, 2021 and the Year Ended December 31, 2020

	Year ended December 31, 2021	Year ended December 31, 2020
Statement of Income data:	€m	€m
Revenue	2,606.6	2,515.9
Cost of sales	(1,862.3)	(1,753.4)
Gross profit	744.3	762.5
Other operating expenses	(356.3)	(382.7)
Exceptional items	(45.3)	(20.6)
Operating profit	342.7	359.2
Finance income	0.1	4.7
Finance costs	(106.1)	(68.4)
Net finance costs	(106.0)	(63.7)
Profit before tax	236.7	295.5
Taxation	(55.7)	(70.4)
Profit for the period	181.0	225.1

Revenue for the year ended December 31, 2021 was €2,606.6 million (year ended December 31, 2020: €2,515.9 million). The 3.6% revenue increase was driven by acquisitions, offset by organic revenue decline of 2.1%, a measure which excludes the impact of the additional day in the comparative year (Leap Year) and the impact of translational foreign exchange compared to the year ended December 31, 2020.
Gross profit, defined as revenue less cost of sales, decreased €18.2 million to €744.3 million for the year ended December 31, 2021 from €762.5 million for the year ended December 31, 2020. The decrease in gross profit was driven by the increase in revenue and a reduction in gross margin. Gross Margin, defined as gross profit as a percentage of revenue, reduced by 170 basis points to 28.6% from 30.3% in the year ended December 31, 2020 primarily due to:

•A 70 basis point decrease relating to the underlying lower margin rates on the acquired businesses (Findus Switzerland and the Fortenova Acquisition).
•A 30 basis point decrease relating to the unwinding of the non-cash fair value uplift of inventory recorded as part of the Findus Switzerland and Fortenova Acquisitions.
•A 10 basis points decrease from pricing, promotional investments and product mix.
•A 60 basis points decrease due to cost of goods inflation.
Other operating expenses decreased to €356.3 million for the year ended December 31, 2021 (year ended December 31, 2020: €382.7 million). The decrease of €26.4 million was driven by decreased Advertising and Promotion linked to the reduction in our organic sales, and by a decrease in Indirect costs as a result of the Company's employee incentive program.

Exceptional items of €45.3 million were incurred in the year ended December 31, 2021 (year ended December 31, 2020: €20.6 million). Included in this charge are (i) a charge of €5.0 million from the release of indemnification assets (year ended December 31, 2020: €17.8 million), (ii) expenses related to integrating the Fortenova Acquisition of €3.5 million, (iii) expenses for an Information Technology Transformation Program of €4.2 million, (iv) expenses of €4.9 million relating to a factory optimization program which was initiated in 2018 (year ended December 31, 2020: €10.0 million), (v) expenses related to preparations for, and responding to, changes impacting our supply chain of the United Kingdom exiting the European Union ("Brexit") of €5.3 million (year ended December 31, 2020: €1.6 million), (vi) expenses associated with a multi-year, enterprise-wide transformation and optimization program that began in 2020 of €18.8 million (year ended December 31, 2020: €2.3 million), and (vii) expenses related to the integration of the Findus Switzerland business of €6.2 million (year ended December 31, 2020: €0.3 million). In the year ended December 31, 2020, expenses of €4.0 million related to integrating the Goodfella's pizza business and Aunt Bessie's business.
Offsetting these charges are a net income on settlement of legacy matters relating to periods prior to acquisition of businesses by the Company of €2.6 million (year ended December 31, 2020: income of €2.9 million). In the year ended December 31, 2020 a net income of €12.5 million was recognized on reaching an agreement to end the leasehold on a cold store in Sweden.
Net finance costs of €106.0 million in the year ended December 31, 2021 (year ended December 31, 2020: €63.7 million) include €58.2 million of interest payable on long term borrowings, lease liabilities and other cash pay interest expenses net of hedges (year ended December 31, 2020: €58.1 million), financing costs incurred in amending terms of debt of €17.9 million, losses on derivatives designated as fair value through profit and loss of €13.7 million (year ended December 31, 2020: €5.6 million), a net impairment loss on short-term investments of €8.6 million, a loss of €4.0 million resulting from the translation of foreign currency-denominated financial assets and liabilities into Euros (year ended December 31, 2020: gain of €4.0 million), €1.7 million of other interest and finance costs (year ended December 31, 2020: €2.7 million) and a €2.0 million of amortization of capitalized borrowing costs (year ended December 31, 2020: €2.0 million). This is offset by finance income of €0.1 million (year ended December 31, 2020: €0.7 million).
There was a tax charge in the year ended December 31, 2021 of €55.7 million based on the underlying taxable profits. A taxation charge of €70.4 million was booked in the year ended December 31, 2020. This difference is principally caused by lower profits and the impact of the reversal of a deferred tax liability and recognition of a deferred tax asset due to implementation of a local tax incentive, partly offset by an increase in tax rates on deferred tax balances and provisions for uncertain tax positions.
As noted in Item 3:D. Risk Factors, the future performance of the business is affected by a range of governmental economic, fiscal, monetary and political factors. In particular, the duration, spread and intensity of the COVID-19 pandemic and the outcome of Brexit agreements could have a material impact on the future results of the business.
B.    Liquidity and Capital Resources
Overview
We believe that cash flow from operating activities, available cash and cash equivalents and our access to our revolving credit facility will be sufficient to fund our liquidity and other requirements for at least the next 12 months. At December 31, 2021, we had €426.4 million of total liquidity, comprising €254.2 million in cash, and €172.2 million of available borrowings under our revolving credit facility. We also continue to expect to be able to raise capital through equity and debt offerings to support the strategic aims of the Company when it is advisable to do so and market conditions allow. In addition, we may enter into working capital related facilities including receivables financing, reverse factoring and supply chain financing to support the requirements of the business. Our principal liquidity requirements are for working capital and general corporate purposes, including capital expenditures and debt service, as well as to identify and effect strategic acquisitions, including the Fortenova Acquisition.
As a holding company, we depend on our receipt of cash dividends from our operating subsidiaries. For more information, see Item 3D: Key Information - Risk Factors - We are a holding company whose principal source of operating cash is the income received from our subsidiaries.

Restricted Cash
Nomad had cash and cash equivalents of €254.2 million at December 31, 2021, of which €0.2 million was restricted. This compares with cash and cash equivalents of €393.2 million at December 31, 2020 of which €0.1 million was restricted. Cash may be restricted for reasons including, but not limited to collateral as support for issuance of guarantees.
Cash Flows
Our primary sources of liquidity for the periods reported were cash flow from operations and financing activities, including: borrowings under credit facilities and high yield notes, together with cash raised through the issuance of shares. Our liquidity requirements arise primarily from the need to meet debt service requirements, to fund capital expenditures, to meet working capital requirements and to fund pension and tax obligations. Cash flows generated from operating activities together with cash flows generated from financing activities, have historically been sufficient to meet our liquidity needs and are expected to remain so for the foreseeable future.
The following table summarizes net cash flows with respect to our operating, investing and financing activities for the periods indicated:

	Year ended December 31, 2021	Year ended December 31, 2020
	€m	€m
Net cash provided by operating activities	306.3	457.0
Net cash used in investing activities	(660.0)	(171.4)
Net cash provided by/(used in) financing activities	214.4	(714.8)
Net decrease in cash and cash equivalents	(139.3)	(429.2)
Cash and cash equivalents at end of the period	254.2	382.5

Net Cash Provided by Operating Activities
Net cash provided by operating activities was €306.3 million for the year ended December 31, 2021, was down from €457.0 million for the year ended December 31, 2020. The €150.7 million decrease was primarily due to working capital changes of €118.2 million, cash flows relating to exceptional items of €48.8 million compared to €12.1 million in the year ended December 31, 2020, as well as cash flows relating to tax of €95.2 million compared to €82.9 million in the year ended December 31, 2020. Operating cash flows for the year ended December 31, 2020 were helped by higher sales and earnings driven by increased demand for frozen food during the COVID-19 pandemic.
Net Cash Used in Investing Activities
Net cash used in investing activities was €660.0 million for the year ended December 31, 2021, compared to €171.4 million for the year ended December 31, 2020. The outflow in the year ended December 31, 2021 includes €597.3 million related to acquisitions, almost all of which relates to the Fortenova Acquisition as well as capital expenditures, offset in part by proceeds of €16.5 million from the redemption of investments. The outflow in the year ended December 31, 2020 includes the purchase of Findus Switzerland for €112.0 million as well as capital expenditures.
Net Cash Provided by Financing Activities
Net cash provided by financing activities was €214.4 million for the year ended December 31, 2021, compared to net cash used of €714.8 million for the year ended December 31, 2020. The net cash inflow in the year ended December 31, 2021 is primarily the result of refinancing activities in which borrowings saw a net increase of €391.3 million, offset in part by the payment of €77.6 million for the repurchase of ordinary shares, €22.6 million for payments related to shares withheld for taxes and financing fees of €18.7 million. The outflow in the year ended December 31, 2020 relates primarily to the purchase of our ordinary shares of €608.6 million, as well as €19.2 million for payments related to shares withheld for taxes.

Capital Expenditures
Our capital expenditures as of December 31, 2021 consisted, and in 2022 we expect to consist of, primarily expenditures for factory capacity expansion and maintenance, cost savings projects, information systems, innovation, regulatory compliance and other items. Capital expenditure is expected to increase in 2022 as the Company continues to grow but also due to the ongoing execution of its multi-year business transformation program which will include the implementation of new systems.
Capital commitments as of December 31, 2021 are not considered to be significant and are presented within Note 36 “Capital commitments” to our consolidated financial statements in Item 18. The anticipated source of such funds for such capital expenditures are cash flow from operating activities, available cash and cash equivalents and our revolving credit facility.
The following table sets forth our capital expenditures for the periods indicated, including as a percentage of revenue:

	Year ended December 31, 2021	Year ended December 31, 2020
	€m	€m
Capital expenditures	79.2	58.7
Capital expenditure as a % of revenue	3.0%	2.3%
Trade Receivables - Factoring
To assist in managing operating cash flow, we have historically entered into non-recourse factoring arrangements whereby we may sell specific account receivables to one or more external financial institutions. Under the terms of such arrangements, the Company may continue to collect the cash from the customer receivables sold, albeit acting solely as a collecting agent on behalf of the purchaser of receivables. The Company retains no credit loss exposure to the receivables following sale. As a consequence, the risks and rewards of ownership are considered to have been transferred at the date of sale. Factoring fees associated with the sale of factored receivables for the year ended December 31, 2021 were minimal (2020: minimal). All factoring facilities have been cancelled during 2021 and no receivables were factored at the end of December 31, 2021 (2020: €nil), due to sufficient liquidity resources available to the Company. However, such facilities may be entered into and continue to be drawn in future periods for strategic purposes.

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
The primary objective of our capital structure management is to maintain a strong financial profile for investor, creditor and customer confidence, and to support the growth of our business. We believe that the liquid assets of the Company, together with undrawn credit facilities and projections for future cash flows from operations, are sufficient to support the Company strategy. Access to external financing markets will be considered if funds are required other than from free cash flow to support the viability and growth of the business (e.g. supporting acquisitions).

Debt

Senior Facilities Agreement

We maintain a syndicated senior facilities agreement with certain finance parties and lenders, originally dated July 3, 2014, as subsequently amended and restated on June 24, 2021 (the “Senior Facilities Agreement”). Credit Suisse AG, London Branch, is currently both the facility agent and security agent.

The Senior Facilities Agreement governs our term loan facilities and our revolving credit facility.

Term Loan Facilities

U.S. Dollar Denominated Term Loan Facility

The U.S. Dollar (USD) denominated term loan facility consists of term loans in an aggregate principal amount of $916.4 million. The USD denominated term loans bear interest at a rate per annum equal to LIBOR (subject to a zero floor) plus 2.25% per annum. As of December 31, 2021, the amount outstanding under the USD denominated term loan facility was accruing interest at a rate of 2.25% per annum plus LIBOR (subject to a zero floor).

The USD denominated term loan facility is fully drawn and matures on May 15, 2024.

Euro Denominated Term Loan Facility

The Euro (EUR) denominated term loan facility consists of term loans in an aggregate principal amount of €553.2 million. The EUR denominated term loans bear interest at a rate per annum equal to EURIBOR (subject to a zero floor) plus 2.5% per annum payable at the end of each Interest Period. As of December 31, 2021, the amount outstanding under the EUR denominated term loan facility was accruing interest at a rate of 2.5% per annum plus EURIBOR (subject to a zero floor).

The EUR denominated term loan facility is fully drawn and matures on June 24, 2028.

Revolving Credit Facility

The Senior Facilities Agreement provides for an €175.0 million revolving credit facility, of which up to €50 million can be used for the issuance of letters of credit and other ancillary facilities. The revolving credit facility matures on June 24, 2026 and bears interest at a rate per annum equal to the underlying reference rate, plus the applicable margin of 2.25% per annum, payable at the end of each interest period. The Revolving Credit Facility also includes a margin ratchet linked to the future leverage of the Group and achievement of linked ESG target KPI's. As of December 31, 2021, there was no cash drawn from the revolving facility, with €2.8 million outstanding by way of issued letters of credit and bank guarantees.

Indebtedness at December 31, 2021

As of December 31, 2021, we had approximately €2,155.9 million (December 31, 2020: €1,695.3 million) of indebtedness outstanding under our term loan facilities and no amounts outstanding under our revolving credit facility, other than €2.8 million (December 31, 2020: €16.1 million) in relation to stand-by letters of credit and bank guarantees.

Terms of the Senior Facilities Agreement

The Senior Facilities Agreement contains certain customary operating covenants (certain of which are not applicable depending on the ratio of Consolidated Total Net Debt to Consolidated EBITDA) and other customary provisions relating to events of default, including non-payment of principal, interest or fees, misrepresentations, breach of covenants, creditor process, cross default to other indebtedness of the borrowers and its subsidiaries. If, in respect of any Relevant Period, the aggregate amount of: (i) all Revolving Facility Loans; (ii) drawn Letters of Credit; and (iii) Ancillary Outstanding’s (but excluding Ancillary Outstanding’s by way of undrawn letters of credit and undrawn bank guarantees under the relevant Ancillary Facility) calculated as at the last day of each such Relevant Period, is equal to or exceeds 40% of the Total Revolving Facility Commitments as at such date, Debt Cover in respect of that Relevant Period shall not exceed 7.25:1. (Each of the foregoing terms is defined in the Senior Facilities Agreement). As of December 31, 2021, we were in compliance with all financial and other covenants contained in our Senior Facilities Agreement.

The USD denominated term loans include the requirement to repay 1% of original issued notional per annum. In addition to the mandatory 1% per annum amortization, the Senior Facilities Agreement also includes an excess cash flow calculation whereupon an amount of principal shall be repaid based upon terms including cash generated during the year and Company leverage. As of December 31, 2021, no excess cash is expected to be paid out in 2022 related to 2021.

Hedging

In order to mitigate underlying foreign exchange exposure, reduce overall interest charge, and mitigate interest rate risk, the Company has entered into a number of cross-currency interest rate swaps. In exchange for receiving cash flows in U.S. Dollar matching all of the payments of principal and interest due under the Senior U.S. Dollar debt, the Company pays fixed amounts of interest and principal on notional amounts of EUR. All USD to EUR swaps have been designated as a cash flow hedge. During the 2021 reporting period, cross-currency interest rate swaps that had previously exchanged fixed cash flows in EUR into fixed GBP cash flows and had been designated as a net investment hedge of the UK business have been extinguished.

As a result of decisions taken by national regulators, GBP LIBOR and certain U.S. Dollar LIBOR time periods will become phased out at the end of December 2021 and replaced by an alternative reference index (SONIA and SOFR). There are no current plans to phase out EURIBOR. If EURIBOR ceases to exist, we will need to renegotiate the interest rate payable on Euro denominated portion of our Senior Facilities Agreement with our lenders and on the USD LIBOR leg of the cross currency interest rate swaps. Our expectation is that both debt agreements and hedging contracts will be aligned to the new benchmarks as they become known, and as such it is highly probable that the existing hedging relationships can be continued. It is expected that the transition to the new benchmarks, to the extent not already reflected in the current financing facilities, will occur during the amendment and extension of the U.S. Dollar Term Loan.

Fixed Rate Senior Secured Notes due 2028

On June 24, 2021, the Company through its indirect, wholly-owned subsidiary, Nomad Foods Bondco Plc, repaid the €400.0 million 3.25% senior secured notes due 2024 and completed a private offering of €750.0 million aggregate principal amount of 2.5% senior secured notes due June 24, 2028. Interest on the Notes accrues from the date of issue and is payable semi-annually in arrears on January 15 and July 15, commencing on January 15, 2022.

On July 9, 2021 the Company announced that Nomad Foods Bondco Plc, an indirect, wholly-owned subsidiary of the Company, completed its private offering of €50.0 million aggregate principal amount of additional 2.5% senior secured notes due 2028, representing a tack-on to the €750.0 million aggregate principal amount of senior secured notes due 2028 issued on June 24, 2021, and issued at a price of €100.75.

The Fixed Rate Senior Secured Notes are currently admitted to the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF Market. As of December 31, 2021, we had €800.0 million of Fixed Rate Senior Secured Notes outstanding.

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
For accounting purposes, as of December 31, 2021 (based on the assumptions used), the deficit for the net employee benefit obligations equaled €244.2 million (December 31, 2020: €276.2 million).
For the year ended December 31, 2021 pension costs related to defined benefit, defined contributions and long-term benefit plans equated to €19.8 million (2020: €17.3 million; 2019: €16.8 million). This includes all costs related to the pension schemes and other long-term benefits plans as well as associated interest costs.
For additional information, see Note 23 “Employee benefits” to our consolidated financial statements in Item 18.
A description of our principal accounting policies, critical accounting estimates and judgments is set out in Note 3 and Note 4 to our audited consolidated statements which appear elsewhere in this annual report.
Other cash commitments
We are contractually obliged to short and long term commitments regarding raw material expenditures as well as for purchases of finished or semi-finished products. Agreements with co-packers that require significant investment from the counterparty are generally negotiated to cover several years of our operational needs. Furthermore, a high proportion of Advertising and promotional expenditure is negotiated and committed to through annual contracts. We also have long term service contracts which we have committed to make but which are not yet payable. These include those for the provision of logistical operations as well as software and IT support which typically cover a number of years. All of these purchase commitments represent a modest proportion of our annual expenditure. As of December 31, 2021 these commitments total €723.3 million.
Furthermore, a number of our tangible fixed assets are leased under short and long term contracts for which a maturity profile is presented within Note 33 “Financial Risk Management” to our consolidated financial statements in Item 18.

C.    Research and development, patents and licenses, etc.
Growing our core through our Must Win Battle strategy is our focus across fish, vegetables and local battles, e.g., chicken and pizza. Innovation is key to this and we have a strong pipeline of activities. Innovation is a key driver of growth for our Green Cuisine business, development of meat alternatives. Our focus is to create competitive advantage through delivery of innovations that leverage science and technology. To achieve this we are embedding innovation in our strategy and seeking to ensure that technologies are fully protected to maintain differentiation.

We are committed to ensuring product superiority on all our Must Win battles by focussing on taste, health and sustainability. We invest in external benchmarking activities to track product performance and renovation programs are in place to ensure that our core continues to delight our consumers.

To support this, we operate a clear governance process with a “Central Monthly Operating Review Board” (“CMOR”) which is responsible for reviewing and approving innovations across the Company in our core areas that stretch across multiple markets. "Local Monthly Operating Reviews" ("LMOR") occur within each market on areas within local control, e.g. local Must Win Battles. Our research and development team has global and local teams. This allows us to leverage our investment in research and development across our markets where scale can be achieved and move fast within individual markets to address local opportunities, thus maximizing our ability to deliver to consumer needs efficiently.
D.    Trend information
We are subject to the following key industry trends and challenges which have impacted, and may continue to impact, our business, operations and financial performance:

1.Consumer needs and preferences. Consumer needs within in home meal occasions drive demand for our products. There are a number of macro trends which impact our consumer and customers’ needs which impact on us and the frozen food industry as a whole. These include needs for convenient and tasty meals including ease of meal preparation; healthy and nutritious meals; and brands that are sustainably sourced and produced and are otherwise environmentally friendly. In 2021 26% of European consumers were ‘eco activists’, those who will make choices based on sustainable credential of a brand, we expect this to rise to 36% by 2026 and 50% by 2029. Our results of operation depend in large part on the continued appeal of our products and, given the varying needs and preferences of our consumer base, our ability to offer a suitable range of products to satisfy a broad spectrum of needs and preferences. For example, there is a growing trend towards eating healthier and nutritious meals leading to greater consumption of vegetarian and plant based foods, which resulted in 41% of households in the UK purchasing meat free products in 2021, an increase of 9.9% in 2021, and 16.2% in Germany with an increase of 18.2% in 2021. In order to address consumer needs and ensure the continued success of our products, we aim to introduce new products, renovate core products and extend existing product lines on a timely basis.

2.Competition. In addition to the competition we face from traditional, well-established branded frozen food manufacturers, over the last few years we have seen increased competition from the discounter channel and, during COVID our branded competitors, consumers looked for the quality and safety of buying well know brand, though we do expect some shoppers to switch back to discounters as the restriction of COVID and increases prices, due to inflation, impact all grocery products. The counter of this trend is the growth of e-commerce and on line purchasing which has accelerated during the COVID restrictions and we expect this to stay as shoppers enjoy the convenience of shopping online. In 2021 9.3% of consumer purchases in the retail channel were online, up 14% compared to 2020. To address this growing trend, we continue to pursue opportunities to increase our presence in online retailers, particularly in UK and France, which already have highly developed online sales.

3.Shopping Habits. Consumers behaviors/attitudes in the current ‘living with Covid’ phase of the pandemic presents significant opportunities in the Frozen category. Nielsen estimates that two in three consumers will continue to be financially ‘constrained’ as well as concerns about inflation resulting in more in-home meals and consumers trading into Frozen to save money. There will continue to be elevated levels of in-home consumption, primarily driven by hybrid working and the structural shifts in the adoption of the e-commerce channel and experiential media will continue. The pre-COVID trends of health and sustainability have accelerated and are rapidly becoming table stakes for consumers.

4.Inflation. We are facing unprecedented levels of cost inflation in the market where we will be taking appropriate pricing actions to cover cost inflation. This is in line with other Consumer Packaged Goods companies who are forecasting anywhere between mid-single digit to mid-double digit impact on their cost base in 2022. We have programs in place across net revenue management and Sales that support this process but customer retaliation remains a significant risk.
E.    Critical Accounting Estimates and Judgments
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

As disclosed in Note 14 in Item 18, one significant acquisition was made in 2021. The accounting for this is provisional and will be finalized within twelve months of the acquisition date. During 2021, the accounting for a significant acquisition made in 2020 was finalized.
Carrying value of goodwill and brands
As of December 31, 2021, the Company has reported Goodwill of €2,099.4 million as well as indefinite-lived brands of €2,413.0 million. The Company’s goodwill and brand values have been allocated based on the enterprise value at acquisition of each cash generating unit. Goodwill is monitored at an operating segment level for which Nomad has one reporting and operating segment, ‘Frozen'. As required by IAS 36 “Impairment of Assets”, an annual review of the carrying amount of the goodwill and the indefinite life brands is carried out to identify whether there is any impairment to these carrying values. This is performed in the fourth quarter of each year. A qualitative review is performed to coincide with all interim reporting periods, which is extended to a full review where indicators of impairment are identified. Indicators of impairment include a sustained decrease in our market capitalization or sustained deterioration in any factor that affects profitability, such as market share or competition. The review is performed using the discounted cash flows model whereby a comparison of the carrying values to the value in use is made. As there is one reporting and operating segment, value in use is calculated as the net present value of the projected risk-adjusted cash flows of the Company as a whole.
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
The discount rate is calculated using a capital asset pricing model to determine a weighted average cost of capital expected by a market participant. Observable market data is used, including available information on comparable companies, such as expected rates of return and equity structure. These variables are influenced by macroeconomic factors and an increase in these variables could reduce the present values of future cash flows in the model. A pre-tax discount rate of 6.4% was applied to the cash flows in the 2021 review, as well as a long-term growth rate of 1.0%. Neither of these assumptions reflect the long-term assumptions used by the Company for investment planning.
Impairment was not required as at December 31, 2021. Valuations derived from the discounted cash flow model indicate a sufficient amount of headroom for which any reasonably possible change to key assumptions is unlikely to result in an impairment of the related goodwill and brands.
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
Since defined benefit pension schemes and post-employment benefit schemes are measured on a discounted basis, the discount rate applied has an impact on the expense and obligation recognized. These discount rates are determined by reference to market yields at the end of the reporting period on high quality corporate bonds, except for Sweden where a deep market does not exist, where mortgage bonds are used. Our significant schemes operate in Germany and Sweden, where discount rates of 1.1% and 1.8% have been applied. A 1% increase in discount rates used throughout the Company would decrease the obligation by €54.6 million, whilst a 1% decrease in discount rates would increase the obligation by €71.9 million. The impact on profit before tax in either scenario is not significant. Management consider the discount rate to be the most significant assumption. Note 23 in Item 18 contains additional details on the schemes and obligation, including a sensitivity analysis over other key assumptions.

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

Item 6.    Directors, Senior Management and Employees
A.    Executive Officers and Directors
The following table lists each of our executive officers and directors and their respective ages and positions as of February 17, 2022.

Name	Director since	Age	Position
Sir Martin E. Franklin	April 4, 2014	57	Co-Chairman
Noam Gottesman	April 4, 2014	60	Co-Chairman
Ian G.H. Ashken	June 16, 2016	61	Director
Stéfan Descheemaeker	June 1, 2015	61	Chief Executive Officer and Director
Golnar Khosrowshahi	May 4, 2021	50	Director
James E. Lillie	May 28, 2015	60	Director
Stuart M. MacFarlane	May 8, 2019	54	Director
Victoria Parry	February 16, 2016	56	Director
Melanie Stack	May 4, 2021	60	Director
Samy Zekhout	April 1, 2018	59	Chief Financial Officer and Director

Set forth below is a brief biography of each of our executive officers and directors.

Sir Martin Ellis Franklin, KGCN, our co-founder and co-Chairman is the founder and CEO of Mariposa Capital, LLC, a Miami-based family investment firm focused on long-term value creation across various industries, and Chairman and controlling shareholder of Royal Oak Enterprises, LLC. Sir Martin is also the Founder and Executive Chairman of Element Solutions Inc, and co-Chairman of APi Group Corporation. Sir Martin was the co-founder and Chairman of Jarden Corporation (“Jarden”) from 2001 until April 2016 when Jarden merged with Newell Brands Inc (“Newell”). Sir Martin became Chairman and Chief Executive Officer of Jarden in 2001, and served as Chairman and Chief Executive Officer until 2011, at which time he began service as Executive Chairman. Prior to founding Jarden in 2001, Sir Martin served as the Chairman and/or Chief Executive Officer of three public companies: Benson Eyecare Corporation, Lumen Technologies, Inc., and Bollé Inc. between 1992 and 2000. In the last five years, Sir Martin served as a director of the following public companies: Newell and Restaurant Brands International Inc.
Noam Gottesman, our co-founder and co-Chairman is the Founder and Managing Partner of TOMS Capital LLC, which he founded in 2012. Mr. Gottesman is also co-CEO and director and founder of Go Acquisition Corp., a Delaware blank check company. Mr. Gottesman serves as a non-executive director of Radius Global Infrastructure Inc. (previously known as Digital Landscape Group, Inc. and prior to that known as Landscape Acquisition Holdings Limited), a global aggregator of real property interests underlying wireless telecommunications cell sites. Mr. Gottesman was the co-founder of GLG Partners Inc. and its predecessor entities where he served in various chief executive capacities until January 2012. Mr. Gottesman served as GLG’s chief executive officer from September 2000 until September 2005, and then as its co-chief executive officer from September 2005 until January 2012. Mr. Gottesman was also chairman of the board of GLG following its merger with Freedom Acquisition Holdings Inc. and prior to its acquisition by Man Group plc. Mr. Gottesman co-founded GLG as a division of Lehman Brothers International (Europe) in 1995 where he was a Managing Director. Prior to 1995, Mr. Gottesman was an executive director of Goldman Sachs International, where he managed global equity portfolios in the private client group.
Ian G.H. Ashken serves as a director of APi Group Corporation (since 2017) and Element Solutions Inc. (since 2013). Previously, he was the co-founder of Jarden and served as its Vice Chairman and President until the consummation of Jarden’s business combination with Newell in April 2016. Mr. Ashken was appointed to the Jarden board on June 25, 2001 and served as Vice Chairman, Chief Financial Officer and Secretary from September 24, 2001. Mr. Ashken was Secretary of Jarden until February 15, 2007 and Chief Financial Officer until June 12, 2014. Prior to Jarden, Mr. Ashken served as the Vice Chairman and/or Chief Financial Officer of three public companies, Benson Eyecare Corporation, Lumen Technologies, Inc. and Bollé Inc. between 1992 and 2000. Mr. Ashken is also a director or trustee of a number of private companies and charitable institutions. During the last five years, Mr. Ashken also previously served as a director of Newell.

Stéfan Descheemaeker was appointed as the Chief Executive Officer of the Company on June 1, 2015. He was previously at Delhaize Group SA, the international food retailer, where he was Chief Financial Officer between 2008 and 2011 before becoming Chief Executive Officer of its European division until October 2013. Since leaving Delhaize Group SA, Mr. Descheemaeker held board positions with Telenet Group Holdings N.V. and Group Psychologies, served as an industry advisor to Bain Capital and is currently a professor at the Université Libre de Bruxelles. Between 1996 and 2008, Mr. Descheemaeker was at Interbrew (now Anheuser-Busch InBev "ABInBev") where he was Head of Strategy & External Growth responsible for managing M&A and strategy, during the time of the merger of Interbrew and AmBev in 2004, and prior to that he held operational management roles as Zone President in the U.S., Central and Eastern Europe, and Western Europe. Mr. Descheemaeker started his career with Cobepa, at that time the Benelux investment company of BNP-Paribas. Mr. Descheemaeker served as a Director on the Board of ABInBev, a position he has held from 2008 to 2019. Since June 2019, SDS Invest S.A represented by Mr. Descheemaeker has served as Chairman of the Board of Verlinvest.

Golnar Khosrowshahi has served as the Chief Executive Officer of Reservoir, an award-winning independent music company based in New York with offices in Los Angeles, Nashville, London, Toronto, and Abu Dhabi, since July 2007. Prior to that, Ms. Khosrowshahi worked in a number of different roles in advertising, design and experiential marketing, including as the Global Brand Manager at Euro RSCG, a division of Havas Advertising, for Fortune 500 companies such as Philips Electronics and MCI Telecommunications. Ms. Khosrowshahi serves as a Director on the board of Restaurant Brands International, as current Director and former Board Chair at Silkroad, a musical collective founded by cellist Yo-Yo Ma in 1998 (since September 2013), and as a Director on the Board of the National Music Publishers Association, a trade association representing all American music publishers and their songwriting partners (since June 2015). She also served on the Steering Committee for the Asia Society’s Triennial of Asia and the ASCAP Board of Review.
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

Stuart M. MacFarlane joined the Whitbread Beer Company in 1992, which was later acquired by Interbrew and, subsequently ABInBev. At ABInBev, Mr. MacFarlane held various senior roles throughout the course of his career, including in Finance, Marketing, Sales and as Managing Director for the company’s business in Ireland. He was appointed President of ABInBev UK & Ireland in 2008 and in 2012 became a member of the Executive Board of Management, serving as President of Central & Eastern Europe. Mr. MacFarlane most recently served as ABInBev’s President of a combined Europe & Middle East from 2014 to May 2019. Mr. MacFarlane served as a director and member of the Corporate Governance Committee of Anadolu EFES, a brewer company, until May 28, 2019. He previously served as a director of ABI-EFES Russia & Ukraine, a joint venture of Anadolu EFES and ABInBev. Mr. MacFarlane has a degree in Business Studies from Sheffield University in the UK and is also a qualified Chartered Management Accountant.

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

Melanie Stack Melanie Stack has served as President and Chief Executive Officer of Ideal Protein, a medically-based weight-loss company, since November 2018. Prior to joining Ideal Protein, Ms. Stack served as President EMEA of Newell Home Fragrance Division from May 2014 to September 2018. Prior to that, Ms. Stack served as a Non-Executive Director of Bromley Healthcare, a leading provider of community health services in the United Kingdom, from May 2013 to May 2014, in various roles at Weight Watchers International, a leading provider of weight management services, from December 2003 to May 2013, ran the UK-based toy, game and trading card operations for Hasbro, Inc. from January 2002 to November 2003 and served as the Vice President for WeightWatchers.com from November 2000 to January 2002. Prior to joining WeightWatchers.com, Ms. Stack was Managing Director, Hedstrom, U.K. from August 1998 to October 2000, and from July 1989 to July 1998 she held various marketing positions at Mattel UK Ltd., including Group Marketing Director. Ms. Stack is a business graduate of Manchester Metropolitan University.

Samy Zekhout has served as Chief Financial Officer of Nomad since April 1, 2018. Prior to joining the Company, Mr. Zekhout most recently served as CFO and Vice President of Global Grooming at Procter & Gamble since 2007. Mr. Zekhout has held various finance roles at Procter & Gamble throughout the course of his more than 30-year career at that company. From February 2021, Mr Zekhout became a board member of Algama, a French food-tech start-up.
B.    Compensation of Executive Officers and Directors
This section sets forth for the year ended December 31, 2021: (i) the compensation and benefits provided to our executive officers, (ii) a brief description of the bonus programs in which our executive officers participated, and (iii) the total amounts set aside for pension, retirement and similar benefits for our executive officers. This section also describes the Nomad Foods Amended and Restated Long Term 2015 Incentive Plan (“LTIP”) including a summary of the material terms of the LTIP, a description of current executive employment agreements and equity awards granted thereunder, and a description of our director compensation program.
Executive Compensation
Executive Officer Compensation and Benefits for the year ended December 31, 2021
For the year ended December 31, 2021, Nomad’s executive officers received total compensation, including base salary, cash and equity bonus, and certain perquisites, equal to €4.0 million in the aggregate.
Pension, Retirement and Similar Benefits
Our executive officers who participate in our money purchase pension plans do so on generally the same terms as our other employees. The aggregate amount of the employer contributions to this plan for our executive officers during the year ended December 31, 2021 was less than €0.1 million.
Employment Agreements
Chief Executive Officer. Stéfan Descheemaeker was appointed as the Chief Executive Officer of the Company and as a Director of the Company effective on June 1, 2015. He entered into his Service Agreement with us on June 17, 2015. He entered into a new Service Agreement with the Company on May 1, 2020. Under the agreement, Mr. Descheemaeker will receive an annual salary that will be reviewed, but not necessarily increased, on an annual basis. Mr. Descheemaeker's salary was reviewed in 2021 resulting in an increased salary of £784,000. Mr. Descheemaeker is entitled to receive the following benefits under the terms of his agreement:
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
Chief Financial Officer. Samy Zekhout was appointed as the Chief Financial Officer of the Company and as a Director of the Company effective on April 1, 2018. He entered into his Service Agreement with us on February 15, 2018. Under the agreement, Mr. Zekhout will receive an annual salary that will be reviewed, but not necessarily increased, on an annual basis. A review took place in February 2021, with a base salary increase of 2.47% effective April 1, 2021, which took his annual salary to £457,000. Mr. Zekhout was or is entitled to receive the following benefits under the terms of his agreement:
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

Director Compensation
In 2021, each of our non-executive directors (other than Messrs. Gottesman and Franklin) received, and are entitled to receive in 2021, $50,000 per year together with an annual restricted stock grant issued under the LTIP equal to $100,000 of ordinary shares valued at the date of issue, which vest on the earlier of the date of the following year’s annual meeting of shareholders or 12 months from the issuance date. For those Directors who are members of board committees, each member is entitled to receive an additional $2,000 per year. The chairman of the Audit Committee, currently, is entitled to receive $10,000 per year and the chairmen of the Compensation and Nominating and Corporate Governance Committees, currently and respectively, are entitled to receive $7,500 per year. Messrs. Gottesman and Franklin will not receive a fee in relation to their services as Directors.
Director fees are payable quarterly in arrears. In addition, all of the Directors are entitled to be reimbursed by us for travel, hotel and other expenses incurred by them in the course of their directors’ duties.
C.    Board Practices
Board Composition and Election of Directors
Our board of directors currently consists of ten members. Our Memorandum and Articles of Association provides that our board of directors must be composed of at least one director. The number of directors is determined from time to time by resolution of our board of directors. Messrs. Gottesman and Franklin serve as Co-Chairmen of our board of directors. The Co-Chairmen have primary responsibility for providing leadership and guidance to our board and for managing the affairs of our board. Lord Myners served as our lead independent director until his passing in January 2022. Our board of directors expects to name a new lead independent director in 2022.
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
Audit Committee
As of December 31, 2021, our Audit Committee consisted of three directors: Messrs. Lillie, Ashken and MacFarlane, and Mr. Lillie served as its chairman. Our Audit Committee is responsible for, among other things, assisting the board of directors in its oversight of the integrity of our financial statements, of our compliance with legal and regulatory requirements, and of the independence, qualifications and performance of our independent auditors. In addition, it focuses on compliance with accounting policies and ensuring that an effective system of internal and external audit and financial controls is maintained, and oversees our policies and procedures with respect to risk assessment and risk management. Our Audit Committee will meet at least quarterly with management and the independent auditors and report on such meetings to the board of directors. The responsibilities of our Audit Committee as set forth in its charter include oversight of the following: external audit, financial reporting, public disclosure, internal controls, risk management and compliance and whistleblowing.
Compensation Committee
As of December 31, 2021, our Compensation Committee consisted of three directors: Mr. Ashken, Lord Myners and Ms. Parry, and Mr. Ashken served as its chairman. Our Compensation Committee is responsible for determining the compensation of our executive officers. The responsibilities of our Compensation Committee as set forth in its charter include the following: assisting the board in evaluating potential candidates for executive positions, determining the compensation of our chief executive officer, making recommendations to the board with respect to the compensation of other executive officers, reviewing our incentive compensation and other equity-based plans, and reviewing, on a periodic basis, director compensation.
Nominating and Corporate Governance Committee
As of December 31, 2021, our Nominating and Corporate Governance Committee (the “N&CG Committee”) consisted of three directors: Lord Myners, Ms. Parry, and Mr. Lillie and Lord Myners served as its chairman.
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
D.    Employees
As of December 31, 2021, we had approximately 8,002 employees, including 684 temporary staff. In addition, we employed approximately 826 agency workers in 2021. We source the majority of our temporary workers from agencies to allow us to quickly respond and adapt to production demands. Approximately 70% of our employees work in our manufacturing operations, with the remaining employees involved in sales, marketing, finance, administration, procurement, logistics, product development, IT and other areas. Following are the number of employees by region for the last three years:

Region	2021	2020	2019
Germany	1,437	1,374	1,412
United Kingdom	1,389	1,333	1,222
Serbia	1,302	—	—
Croatia	853	—	—
Italy	494	479	478
Sweden/Norway	378	397	421
Bosnia & Herzegovina	348	—	—
France	333	343	345
Other	1,468	964	897
Total	8,002	4,890	4,775

A number of our employees are members of trade unions in the UK, Germany, Italy, France, Sweden, Norway or Spain. Trade union membership is not required to be disclosed by employees. Many of our plants are governed by collective agreements with the respective unions. Our relationships with the trade unions are currently stable.
E.    Share Ownership
The following table sets forth, as of February 17, 2022, certain information regarding the beneficial ownership of our ordinary shares by:
•each of our current directors;
•each of our named executive officers for the fiscal year ended December 31, 2021; and
•all of our current directors and current executive officers as a group.
Percentages are based on the 172,398,626 ordinary shares that were issued and outstanding on February 17, 2022.

Director and Executive Officers:	Number		Percentage
Sir Martin E. Franklin	11,983,617	(1)	7.0
Noam Gottesman	12,818,221	(2)	7.4
Ian G.H. Ashken	425,656	(3)	*
Stéfan Descheemaeker	3,742,401	(4)	2.2
Golnar Khosrowshahi	—	(5)	*
James E. Lillie	783,810	(6)	*
Stuart MacFarlane	5,455	(7)	*
Victoria Parry	19,437	(8)	*
Melanie Stack	—	(9)	*
Samy Zekhout	16,393	(10)	*
Directors and Executive Officers as a Group (10 persons)	29,794,990		17.3
*    Represents beneficial ownership of less than one percent of ordinary shares outstanding.
(1)Consists of (i) 6,392,212 ordinary shares held indirectly through the Martin E. Franklin Revocable Trust, (ii) 750,000 Founder Preferred Shares held indirectly through Mariposa Acquisition II, LLC (which are convertible at any time at the option of the holder into ordinary shares on a one-for-one basis) , (iii) 3,353,751 ordinary shares held indirectly through RSMA, LLC and (iv) 1,209,466 ordinary shares held by other members of Mariposa Acquisition II, LLC, respectively, which Sir Martin has the sole power to vote pursuant to irrevocable proxy agreements. In addition, Sir Martin indirectly owns 69% of Mariposa Acquisition II, representing 517,500 Founder Preferred Shares. Sir Martin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(2)Includes (i) 9,496,772 ordinary shares of which 1,273,560 are held by TOMS Acquisition I LLC, 6,708,560 are held by TOMS Capital Investments LLC and 1,514,652 are held indirectly by Mr. Gottesman through a wholly owned entity, (ii) 750,000 Founder Preferred Shares which are convertible at any time at the option of the holder into ordinary shares on a one-for-one basis and all of which are held by TOMS Acquisition I LLC (iii) an aggregate of 1,821,449 ordinary shares held by the members of TOMS Acquisition I LLC that are subject to an irrevocable proxy agreement granted to Mr. Gottesman and (iv) 750,000 ordinary shares held by Lavender Fiduciary Management Inc., as a trustee of various trusts established by certain members of TOMS Acquisition I LLC, that are subject to an irrevocable proxy agreement granted to Mr. Gottesman. Mr. Gottesman is the managing member and majority owner of TOMS Acquisition I LLC and TOMS Capital Investments LLC and may be considered to have beneficial ownership of TOMS Acquisition I LLC’s and TOMS Capital Investments LLC’s interests in the Company. In addition, Mr. Gottesman owns or controls, directly or indirectly, 77.5% of TOMS Acquisition I LLC and 100% of TOMS Capital Investments LLC. Mr. Gottesman disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(3)Includes (i) 421,065 ordinary shares held by Tasburgh, LLC and (ii) 4,591 held by The Ian G.H. Ashken Living Trust of which Mr. Ashken is the sole settlor and trustee, all of which are subject to an irrevocable proxy agreement granted to Sir Martin (see note 1 above). Mr. Ashken is the Managing Manager of Tasburgh, LLC. Excludes an indirect pecuniary interest in 56,250 Founder Preferred Shares (which are convertible at any time at the option of the holder into ordinary shares on a one-for-one basis) held by Mariposa Acquisition II, LLC. Also excludes 3,537 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2022 or (ii) July 30, 2022.
(4)Includes 2,543,897 ordinary shares held indirectly through Olidipoli Sprl, a company owned by Mr. Descheemaeker. Excludes (i) 300,000 ordinary shares issuable under the LTIP which will vest on February 1, 2023 and (ii) 300,000 ordinary shares issuable under the LTIP, which will vest on February 1, 2024, both of which will vest subject to performance based vesting conditions (and in each of cases (i) and (ii), subject to further vesting conditions relating to Mr. Descheemaeker’s tenure as Chief Executive Officer).
(5)Excludes 3,537 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2022 or (ii) July 30, 2022.
(6)Includes 783,810 ordinary shares held directly by Mr. Lillie and his spouse, all of which are subject to an irrevocable proxy agreement granted to Sir Martin (see note 1 above). Excludes an indirect pecuniary interest in 56,250 Founder Preferred Shares (which are convertible at any time at the option of the holder into ordinary shares on a one-for-one basis) held by Mariposa Acquisition II, LLC. Also excludes 3,537 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2022 or (ii) July 30, 2022.
(7)Excludes 3,537 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2022 or (ii) July 30, 2022.
(8)Excludes 3,537 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2022 or (ii) July 30, 2022.
(9)Excludes 3,537 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2022 or (ii) July 30, 2022.
(10)Excludes 273,750 ordinary shares issuable under the LTIP, which will vest subject to performance based vesting conditions (and subject to further vesting conditions relating to Mr. Zekhout's tenure as Chief Financial Officer).

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

Item 7.    Major Shareholders and Related Party Transactions
A.    Major Shareholders
The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by each person known by us to be a beneficial owner of more than 5% of the ordinary shares. Currently we only have one class of listed shares issued and outstanding, that being ordinary shares, which have no par value. All of our ordinary shares have the same voting rights. Percentages are based on the 172,398,626 ordinary shares that were issued and outstanding on February 17, 2022.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner:	Number		Percentage
5% Shareholders:
Wellington Management Group LLP c/o Wellington Management Company LLP 280 Congress Street Boston, MA 02210	14,073,168	(1)	8.2
Noam Gottesman c/o TOMS Acquisition I LLC 450 W. 14th Street, 13th Floor New York, NY 10014	12,818,221	(2)	7.4
Martin E. Franklin c/o Mariposa Capital, LLC 500 South Pointe Drive, Suite 240 Miami Beach, FL 33139	11,983,617	(3)	7.0
Allspring Global Investments Holdings, LLC 420 Montgomery Street San Francisco, CA 94163	9,899,243	(4)	5.7
FMR LLC 245 Summer Street Boston, MA 02210	9,132,956	(5)	5.3

(1)Based on a Schedule 13G/A filed by Wellington Management Group LLP on February 4, 2022
(2)Based on a Schedule 13D/A filed by Mr. Gottesman, TOMS Acquisition I LLC and the other reporting persons described therein on May 25, 2021.
(3)Based on a Schedule 13D/A filed by Sir Martin Franklin, Martin E. Franklin Revocable Trust and the other reporting persons described therein on January 6, 2021.
(4)Based on a Schedule 13G filed by Allspring Global Investments Holdings, LLC on January 18, 2022.g
(5)Based on a Schedule 13G filed by FMR LLC on February 9, 2022
On January 18, 2022, Allspring Global Investments Holdings, LLC filed a Schedule 13G to report that it beneficially owned 5.61% of our ordinary shares. Prior to its sale on November, 1, 2021, Allspring Global Investments Holdings, LLC was a subsidiary of Wells Fargo & Company, and prior to that date, its holdings were included on Schedules 13G filed by Wells Fargo & Company, LLC.
On January 27, 2022, Wells Fargo & Company filed a Schedule 13G/A to report that its ownership in our ordinary shares decreased from 5.47% to 0.11% as of January 27, 2022.
On February 4, 2022, Wellington Management Group LLP filed a Schedule 13G/A to report that its percentage ownership in our ordinary shares increased from 7.33% as of February 4, 2021 to 7.98% as of February 4, 2022.
On February 9, 2022, FMR LLC filed a Schedule 13G to report that it beneficially owned 5.17% of our ordinary shares.
As of February 17, 2022, (i) approximately 172,354,384 of our outstanding ordinary shares were held by one United States record holder (Cede and Company) and (ii) all 1,500,000 of our outstanding preferred shares (Founder Preferred Shares), which have the same voting rights as the ordinary shares, were held in equal amounts by two United States record holders (Mariposa Acquisition II, LLC and TOMS Acquisition I LLC).
Except for the foregoing, no major shareholder has disclosed a significant change in its percentage ownership of our ordinary shares during the three years ended December 31, 2021.

B.    Related Party Transactions
For a description of our related party transactions, see Note 37, Related Parties, to our audited consolidated financial statements which appear elsewhere in this annual report.
On January 1, 2022, the Company entered into an Amended and Restated Advisory Services Agreement with Mariposa Capital, LLC, an affiliate of Sir Martin, and TOMS Capital LLC, an affiliate of Mr. Gottesman. Pursuant to the terms of the Amended and Restated Advisory Services Agreement, Mariposa Capital, LLC and TOMS Capital LLC provide high-level strategic advice and guidance to the Company. Under the terms of the Amended and Restated Advisory Services Agreement, Mariposa Capital, LLC and TOMS Capital LLC are entitled to receive an aggregate annual fee equal to $4.0 million, payable in quarterly installments. This agreement expires on January 1st annually and will be automatically renewed for successive one-year terms unless any party notifies the other parties in writing of its intention not to renew the agreement no later than 90 days prior to the expiration of the term. The agreement may only be terminated by the Company upon a vote of a majority of its directors. In the event that the agreement is terminated by the Company, the effective date of the termination will be 6 months following the expiration of the initial term or a renewal term, as the case may be.
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
The Founder Preferred Shares are entitled to receive an annual stock dividend based on the market price of our ordinary shares if such market price exceeds certain trading price minimums and to participate in any dividends on the ordinary shares. For the year ended December 31, 2021, no Founder Preferred Shares Annual
Dividend Amount was payable pursuant to the terms of the Founder Preferred Shares. For the year ended December 31, 2020, we approved a 2020 Founder Preferred Share Dividend in an aggregate of 3,875,036 ordinary shares. The dividend price used to calculate the 2020 Founder Preferred Shares Annual Dividend Amount was $25.2127 and the Ordinary Shares were issued on January 2, 2020. For the year ended December 31, 2019, we approved a 2019 Founder Preferred Share Dividend in an aggregate of 6,421,074 ordinary shares. The dividend price used to calculate the 2019 Founder preferred Shares Annual Dividend Amount was $21.7289 (calculated based upon the volume weighted average price for the last ten trading days of 2019) and the Ordinary Shares were issued on January 2, 2019. In 2022, the Founder Preferred Shares Annual Dividend Amount will be calculated based upon the volume weighted average price for the last ten trading days of the year and the appreciated average share price compared to the highest price previously used in calculating the Founder Preferred Shares Annual Dividend Amount. We currently expect to retain all our future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future. The declaration and payment of future dividends to holders of our ordinary shares will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, and restrictions in our debt agreements, including the Senior Facility Agreement, and other factors deemed relevant by our board of directors. As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under future indebtedness that we or they may incur. Furthermore, under British Virgin Islands law, we may pay dividends to our shareholders only if, immediately after the dividend, the value of our assets would exceed our liabilities and we would be able to pay our debts as they fall due.

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
•persons holding ordinary shares that own or are deemed to own 10 percent or more (by vote or value) of the Company’s stock; or
•persons that do not use the U.S. Dollar as their functional currency.
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
In general, subject to the PFIC rules discussed above, a distribution on an ordinary share will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a distribution exceeds the Company’s current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the U.S. Holder’s tax basis in the ordinary share on which it is paid, and to the extent it exceeds that basis it will be treated as capital gain. For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes. However, it is not expected that the Company will maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders should therefore assume that any distribution by the Company with respect to the Company’s ordinary shares will be reported as dividend income. U.S. Holders should consult their own tax advisors with respect to the appropriate U.S. federal income tax treatment of any distribution received from the Company.
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
For an individual shareholder within the charge to capital gains tax, a disposal of ordinary shares may give rise to a chargeable gain or allowable loss for the purposes of UK capital gains tax. The rate of capital gains tax is 10% for individuals who are subject to income tax at the basic rate and 20% to the extent that an individual shareholder’s chargeable gains, when aggregated with his or her income chargeable to income tax, exceeds the basic rate band for income tax purposes. However, an individual shareholder is entitled to realize £12,300 of gains (the annual exempt amount) in the UK tax year ended April 5, 2021, without being liable to tax.

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
The UK Government has introduced an annual dividend tax allowance per tax year. For the year ended April 5, 2021, it is £2,000. If and to the extent that an individual shareholder who is subject to UK income tax receives dividends in each tax year which, in aggregate, do not exceed that allowance, the individual will not be liable to UK income tax on those dividends. If and to the extent that an individual shareholder who is subject to UK income tax receives dividends in each tax year which, in aggregate, exceed that allowance, the individual will be subject to UK income tax on those dividends at the rate of 7.5% (in the case of basic rate taxpayers), 32.5% (in the case of higher rate taxpayers) and 38.1% (in the case of additional rate taxpayers), and the individual will not be entitled to any tax credit in respect of those dividends.
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
Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 using criteria described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on this assessment, management concluded that the internal control over financial reporting was effective as of December 31, 2021 based on the criteria established in this Internal Control-Integrated Framework (2013).
On September 30, 2021, the Company completed the Fortenova Acquisition, whereby the Company acquired 9 additional wholly-owned subsidiaries. These are: Ledo Plus d.o.o, Ledo d.o.o. Čitluk, IRIDA d.o.o., Ledo Jégkrém és Fagyasztott Élelmiszer Gyártó és Forgalmazó Korlátolt Felelősségű Társaság, Ledo d.o.o, Ledo d.o.o Podgorica, Ledo Sh.p.k, Industrija Smrznute Hrane Frikom Doo Beograd, and Frikom Beograd Dooel Cucer Sandevo. The Company is in the process of evaluating the existing controls and procedures in these subsidiaries and integrating them into the Company’s internal control over financial reporting. In accordance with SEC Staff guidance permitting a company to exclude an acquired business from management’s assessment of the effectiveness of internal control over financial reporting for the year in which the acquisition is completed, the Company has excluded this business from its assessment of the effectiveness of internal control over financial reporting as of December 31, 2021. The business acquired represented 3.9% of the Company’s total assets as of December 31, 2021 and 1.6% of the Company's revenues for the year ended December 31, 2021.

Attestation report of the independent registered public accounting firm
The effectiveness of the Company's internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.
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
Item 16C.    Principal Accountant Fees and Services
PricewaterhouseCoopers LLP (“PwC”) acted as our independent auditor for the years ended December 31, 2021 and 2020. The table below sets out the total amount billed to us by PwC, for services performed in the years ended December 31, 2021 and 2020, and breaks down these amounts by category of service:

(€ in millions)	For the year ended December 31, 2021	For the year ended December 31, 2020
Audit fees	4.4	3.7
Audit-related fees	0.3	—
Tax fees	1.0	1.2
All other fees	0.1	0.1
Total	5.8	5.0

Audit Fees
Audit fees in the years ended December 31, 2021 and 2020 are related to the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.
Audit-Related Fees
Audit-related fees in the year ended December 31, 2021 are related to other assurance services on capital market transactions.
Tax Fees
Tax fees in the years ended December 31, 2021 and 2020 are related to tax compliance and other tax related services.
All Other Fees
Other fees in the years ended December 31, 2021 and 2020 relate to other non-audit assurance services.

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
Item 16D.    Exemptions from the Listing Standards for Audit Committees
None.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The table below presents a summary of the ordinary shares repurchased by the Company in 2021:

Period	Total Number of Ordinary Shares Purchased	Average Price Paid per Ordinary Share (USD)	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in USD
$300m repurchase program[1]
As of December 31, 2020	11,913,682	21.04	11,913,682	$49,364,929
January 1, 2021 – January 31, 2021	507,396	25.29	507,396	$36,523,187
Total	12,421,078	24.62	12,421,078	$—	[2]
$500m repurchase program[3]
October 1, 2021 – October 31, 2021	4,995	26.96	4,995	499,865,223
November 1, 2021 – November 30, 2021	499,942	24.24	504,937	487,737,834
December 1, 2021 – December 31, 2021	2,585,145	24.55	3,090,082	424,224,433
Total	3,090,082	24.50	3,090,082	$424,224,433	[4]

Item 16F.    Change in Registrants’ Certifying Accountant
Not applicable.
1 On March 13, 2020, the Company announced a share repurchase program to purchase up to an aggregate of $300 million of the Company’s ordinary shares. Up until December 31, 2020, 11,913,682 had been repurchased with approximately $49 million remaining. Since December 31, 2020, the Company has repurchased shares worth $12.8 million before concluding the program.
2 The program has concluded.
3 On August 5, 2021, the Company announced its Board of Directors authorized a share repurchase program to purchase up to an aggregate $500 million of the Company's ordinary shares over 3 years. Acquisitions pursuant to the share repurchase program may be made from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions, at the Company's discretion, as permitted by securities laws and other legal requirements.
4 As of December 31, 2021, the maximum number of shares that may yet be purchased under the share repurchase program is approximately $424.2 million. Since December 31, 2021, the Company has repurchased shares worth $30.5 million.

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
Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of shareholders of a corporation may be taken without a meeting by consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take that action at a meeting at which all shareholders entitled to vote were present and voted. If any shareholder action is taken by less than unanimous consent, notice of such action must be given to those shareholders who have not consented and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that consents signed by a sufficient number of shareholders were delivered to the corporation.
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
Foreign Private Issuer Exemption
As a “foreign private issuer,” as defined by the SEC, we are permitted to follow certain corporate governance practices of our home country, the British Virgin Islands, instead of those otherwise required under the NYSE for domestic issuers. While we voluntarily follow most NYSE corporate governance rules, we intend to take advantage of the following limited exemptions:
•Unlike NYSE corporate governance rules, under BVI law, there is no requirement that our board of directors consist of a majority of independent directors and our independent directors are not required to hold executive sessions. Currently, however only six out of our ten board members are independent based on NYSE independence standards. Also, while our board’s non-management directors will meet regularly in executive session without management, our board does not intend to hold an executive session of only independent directors at least once a year as called for by the NYSE.

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

Item 18.    Financial Statements
The following financial statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this annual report:
NOMAD FOODS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Nomad Foods Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying Consolidated Statements of Financial Position of Nomad Foods Limited and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related Consolidated Statements of Profit or Loss, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity, and Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for hedge accounting in 2021.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Ledo Plus d.o.o., Ledo d.o.o. Čitluk, IRIDA d.o.o., Ledo d.o.o., Ledo Jégkrém és Fagyasztott Élelmiszer Gyártó és Forgalmazó Korlátolt Felelősségű Társaság, Ledo d.o.o. Podgorica, Ledo Sh.p.k, Industrija Smirznute Hrane Frikom Doo Beograd, and Frikom Beograd Dooel Cucer Sandevo (together known as “the Fortenova entities”) from its assessment of internal control over financial reporting as of December 31, 2021 because they were acquired by the Company in a purchase business combination during 2021. We have also excluded the Fortenova entities from our audit of internal control over financial reporting. The Fortenova entities represent nine wholly-owned subsidiaries whose total assets and total revenues are excluded from management’s assessment and our audit of internal control over financial reporting represent 3.9% and, 1.6% respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2021.

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

Impairment assessment for goodwill on the Group’s cash generating units

As described in Note 3, 4 and 13 to the consolidated financial statements, the Company’s consolidated goodwill balance was €2,099.4 million at December 31, 2021. Management performs an annual review of the carrying amount of the goodwill to identify whether there is any impairment to these carrying values. Potential impairment is identified by comparing the value in use of the Frozen segment, being the level at which Goodwill is monitored, to its carrying value. Value in use is calculated as the net present value of the estimated risk adjusted cash flows of each cash generating unit. Estimating value in use requires various judgements and assumptions including estimating future revenue and profit margin growth rates, long-term growth rate and discount rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment is a critical audit matter are that there is inherent estimation uncertainty requiring judgement by management when developing the value in use using the discounted cash flow model. This in turn led to a degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating audit evidence obtained related to management’s cash flow forecasts and significant assumptions, including estimated revenue and profit margin growth rates, long-term growth rate and discount rate. In addition, the audit of the discount rate and long-term growth rate involved the use of professionals with expert skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the discounted cash flow model. These procedures also included, among others, testing management’s process for developing the value in use estimates; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy and relevance of underlying data used in the model; and evaluating the reasonableness of the significant assumptions used by management including the estimated revenue and profit margin growth rates, long-term growth rate and discount rate. Evaluating the reasonableness of management’s assumptions related to the Company’s cash flow forecasts involved evaluating whether the estimated revenue and profit margin growth rates were reasonable considering (i) the current and past performance of the Group, (ii) the consistency with external market and industry data, (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit and (iv) performing sensitivity analyses.

Uncertain tax positions

As described in Note 3, 4 and 11 to the consolidated financial statements, the Company operates in many different jurisdictions and in some of these certain tax matters are under discussion with local tax authorities. These discussions are often complex and can take many years to resolve, and are in different stages with respect to assessments, appeals and refunds. Where tax exposures can be quantified, a provision is made based on management’s estimates and judgements with regard to the amounts expected to be paid to the relevant tax authority. As of December 31, 2021, the current tax payables of €198.5 million and deferred tax assets of €128.3 million included €163.4m million of provisions for tax uncertainties. As management has further disclosed, given the inherent uncertainties in assessing the outcomes of these exposures, the Company could in future periods experience adjustments to these accruals.

The principal considerations for our determination that performing procedures relating to uncertain tax positions is a critical audit matter are that there was significant judgement by management when determining uncertain tax positions, including a high degree of estimation uncertainty relative to the complexity of tax laws across various jurisdictions, frequency of tax audits, and potential for significant adjustments as a result of such audits. This in turn led to a high degree of auditor judgement, subjectivity, and effort in performing procedures to evaluate the timely identification and accurate measurement of uncertain tax positions. Also, the evaluation of audit evidence available to support the tax liabilities for uncertain tax positions was complex and required significant auditor judgement as the nature of the evidence is often highly subjective, and the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained.

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

Business acquisitions

As described in Note 14 to the consolidated financial statements, the Company completed the acquisition of the Fortenova Group’s Frozen Food Business Group (“Fortenova Acquisition”) on September 30, 2021 for consideration of €640.1 million and further completed the Purchase Price Allocation for this acquisition in the last quarter of 2021. In addition to this, the Purchase Price Allocation for Findus Switzerland, that had been acquired on 31 December 2020, was finalised in 2021. The Company recognised Goodwill of €192.6 million and €40.1 million and Intangible assets of €301.9 million and €66.1 million with regard to the Fortenova and Findus Switzerland acquisitions respectively. In both instances, as described in Notes 3 and 4 to the consolidated financial statements, the valuation methods required various judgements and assumptions including estimating future profitability and the expected useful economic lives of acquired intangible and tangible assets.

The principal considerations behind our determination that performing procedures relating to the acquisition accounting is a critical audit matter were a result of the significant judgements required by management in estimating the fair values and identifying the useful lives of the intangible assets at the acquisition date. This in turn led to a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating audit evidence obtained related to management’s judgements. This included: cash flow forecasts, judgements on the assets’ useful economic lives, and significant assumptions, including estimated future profitability that are included in the valuation reports. In addition, the audit of the valuation models and of significant assumptions involved the use of professionals with expert skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisitions; reviewing the Sale and Purchase Agreements including any other supporting agreements that may enhance our understanding of key terms related to the acquisitions; reviewing the valuation reports and evaluating the appropriateness of the valuation models used by management with the support of our internal valuation experts; testing the completeness, accuracy and relevance of underlying data used in the models; and evaluating the reasonableness of the significant assumptions used by management.

/s/ PricewaterhouseCoopers LLP (Firm ID: 876)
London, United Kingdom
March 3, 2022

We have served as the Company’s or its predecessor's1 auditor since 2006.
1Nomad Foods Europe Holdings Limited (previously Iglo Foods Holdings Limited) and its subsidiaries

Consolidated Statements of Financial Position

		December 31, 2021	December 31, 2020 Restated (see note 14)
	Note	€m	€m
Non-current assets
Goodwill	13	2,099.4	1,902.5
Intangibles	13	2,455.7	2,155.7
Property, plant and equipment	12	549.4	422.2
Other non-current assets	18	8.9	1.1
Derivative financial instruments	34	—	17.2
Deferred tax assets	16	128.3	113.5
Total non-current assets		5,241.7	4,612.2
Current assets
Cash and cash equivalents	20	254.2	393.2
Inventories	17	410.6	344.3
Trade and other receivables	18	234.6	185.0
Indemnification assets	19	9.5	15.4
Short-term investments	34	—	25.0
Derivative financial instruments	34	20.2	5.5
Total current assets		929.1	968.4
Total assets		6,170.8	5,580.6
Current liabilities
Trade and other payables	22	692.0	647.2
Current tax payable		198.5	166.2
Provisions	24	39.3	45.7
Loans and borrowings	21	29.1	22.5
Derivative financial instruments	34	7.3	35.5
Total current liabilities		966.2	917.1
Non-current liabilities
Loans and borrowings	21	2,198.3	1,736.3
Employee benefits	23	244.2	276.2
Other non-current liabilities	22	1.8	2.2
Provisions	24	2.9	6.1
Derivative financial instruments	34	20.8	89.5
Deferred tax liabilities	16	437.6	427.1
Total non-current liabilities		2,905.6	2,537.4
Total liabilities		3,871.8	3,454.5
Net assets		2,299.0	2,126.1
Equity
Share capital and capital reserve	25	1,623.1	1,620.5
Share-based compensation reserve	26	6.9	8.3
Founder Preferred Shares Dividend Reserve	27	166.0	245.5
Translation reserve	28	105.1	84.7
Other reserves	29	10.5	(24.5)
Retained earnings		387.4	191.6
Total equity		2,299.0	2,126.1

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Profit or Loss

		Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	Note	€m	€m	€m
Revenue	5	2,606.6	2,515.9	2,324.3
Cost of sales		(1,862.3)	(1,753.4)	(1,626.4)
Gross profit		744.3	762.5	697.9
Other operating expenses		(356.3)	(382.7)	(359.9)
Exceptional items	7	(45.3)	(20.6)	(54.5)
Operating profit	6	342.7	359.2	283.5
Finance income	10	0.1	4.7	2.5
Finance costs	10	(106.1)	(68.4)	(75.7)
Net financing costs		(106.0)	(63.7)	(73.2)
Profit before tax		236.7	295.5	210.3
Taxation	11	(55.7)	(70.4)	(56.7)
Profit for the period		181.0	225.1	153.6

Attributable to:
Equity owners of the parent		181.0	225.2	154
Non-controlling interests		—	(0.1)	(0.4)
		181.0	225.1	153.6

Earnings per share:
Basic earnings per share	30	€1.02	€1.16	€0.80
Diluted earnings per share	30	€1.02	€1.14	€0.78

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

		Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	Note	€m	€m	€m
Profit for the period		181.0	225.1	153.6
Other comprehensive income/(loss):
Actuarial gains/(losses) on defined benefit pension plans	23	36.1	(27.8)	(35.9)
Taxation (charge)/credit on remeasurement of defined benefit pension plans	11	(10.2)	8.3	6.7
Items not reclassified to the Consolidated Statement of Profit or Loss		25.9	(19.5)	(29.2)
Gain/(loss) on investment in foreign subsidiary, net of hedge		18.8	(10.1)	6.0
Effective portion of changes in fair value of cash flow hedges	29	22.6	(17.3)	(27.3)
Taxation (charge)/credit relating to components of other comprehensive income	11	(13.6)	6.0	5.6
Items that may be subsequently reclassified to the Consolidated Statement of Profit or Loss		27.8	(21.4)	(15.7)
Other comprehensive income/(loss) for the period, net of tax		53.7	(40.9)	(44.9)
Total comprehensive income for the period		234.7	184.2	108.7

Attributable to:
Equity owners of the parent		234.7	184.3	109.1
Non-controlling interests		—	(0.1)	(0.4)
		234.7	184.2	108.7

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

		Share capital and capital reserve	Share-based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Other reserves*	Accumulated deficit reserve	Equity attributable to owners of the parent	Non-controlling interests	Total Equity
	Note	€m	€m	€m	€m	€m	€m	€m	€m	€m
Balance at January 1, 2019		1,748.5	9.4	372.6	88.8	8.5	(167.9)	2,059.9	(0.8)	2,059.1
Change in accounting policy (IFRS 16)		—	—	—	—	—	31.3	31.3	—	31.3
Restated Equity as at January 1, 2019		1,748.5	9.4	372.6	88.8	8.5	(136.6)	2,091.2	(0.8)	2,090.4
Profit/(loss) for the year		—	—	—	—	—	154.0	154.0	(0.4)	153.6
Other comprehensive income/(loss) for the year		—	—	—	6.0	(21.7)	(29.2)	(44.9)	—	(44.9)
Total comprehensive income/(loss) for the year		—	—	—	6.0	(21.7)	124.8	109.1	(0.4)	108.7
Founder Preferred Shares Annual Dividend Amount	27	2.5	—	(2.5)	—	—	—	—	—	—
Vesting of Non-Executive Restricted Stock award	8	—	(0.8)	—	—	—	—	(0.8)	—	(0.8)
Issue of ordinary shares	25	355.5	(1.3)	—	—	—	—	354.2	—	354.2
Listing and share transaction costs	25	(11.1)	—	—	—	—	—	(11.1)	—	(11.1)
Share based payment charge	8	—	14.9	—	—	—	—	14.9	—	14.9
Reclassification of awards for settlement of tax liabilities	26	—	0.4	—	—	—	—	0.4	—	0.4
Total transactions with owners, recognized directly in equity		346.9	13.2	(2.5)	—	—	—	357.6	—	357.6
Balance as of December 31, 2019		2,095.4	22.6	370.1	94.8	(13.2)	(11.8)	2,557.9	(1.2)	2,556.7

* As detailed in Note 2, on the adoption of IFRS 9 for hedge accounting on January 1, 2021, the cash flow hedge reserve and newly created 'cost of hedging reserve' were combined in the Statement of Financial Position into 'Other reserves'. The cash flow hedge reserve presented in prior periods has been renamed to conform to the current name in the Statement of Financial Position.

Consolidated Statements of Changes in Equity (Continued)

		Share capital and capital reserve	Share-based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Other reserves*	(Accumulated deficit reserve)/ Retained earnings	Equity attributable to owners of the parent	Non-controlling interests	Total Equity
	Note	€m	€m	€m	€m	€m	€m	€m	€m	€m
Balance at January 1, 2020		2,095.4	22.6	370.1	94.8	(13.2)	(11.8)	2,557.9	(1.2)	2,556.7
Profit/(loss) for the year		—	—	—	—	—	225.2	225.2	(0.1)	225.1
Other comprehensive income/(loss) for the period		—	—	—	(10.1)	(11.3)	(19.5)	(40.9)	—	(40.9)
Total comprehensive income/(loss) for the period		—	—	—	(10.1)	(11.3)	205.7	184.3	(0.1)	184.2
Founder Preferred Shares Annual Dividend Amount	27	124.6	—	(124.6)	—	—	—	—	—	—
Vesting of Non-Executive Restricted Stock award	8	0.7	(0.7)	—	—	—	—	—	—	—
Issue of ordinary shares	25	8.4	(7.9)	—	—	—	—	0.5	—	0.5
Repurchase of ordinary shares	25	(608.6)	—	—	—	—	—	(608.6)	—	(608.6)
Share based payment charge	8	—	9.0	—	—	—	—	9.0	—	9.0
Reclassification of awards for settlement of tax liabilities	26	—	(14.7)	—	—	—	—	(14.7)	—	(14.7)
Non-controlling interests extinguished on acquisition of subsidiary		—	—	—	—	—	(2.3)	(2.3)	1.3	(1.0)
Total transactions with owners, recognized directly in equity		(474.9)	(14.3)	(124.6)	—	—	(2.3)	(616.1)	1.3	(614.8)
Balance as of December 31, 2020		1,620.5	8.3	245.5	84.7	(24.5)	191.6	2,126.1	—	2,126.1

* As detailed in Note 2, on the adoption of IFRS 9 for hedge accounting on January 1, 2021, the cash flow hedge reserve and newly created 'cost of hedging reserve' were combined in the Statement of Financial Position into 'Other reserves'. The cash flow hedge reserve presented in prior periods has been renamed to conform to the current name in the Statement of Financial Position.

Consolidated Statements of Changes in Equity (continued)

		Share capital and capital reserve	Share-based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Other reserves *	Retained earnings	Total Equity
	Note	€m	€m	€m	€m	€m	€m	€m
Balance at December 31, 2020		1,620.5	8.3	245.5	84.7	(24.5)	191.6	2,126.1
Adjustment on adoption of hedge accounting under IFRS 9	2	—	—	—	1.6	(1.6)	—	—
Balance at January 1, 2021		1,620.5	8.3	245.5	86.3	(26.1)	191.6	2,126.1
Profit for the year		—	—	—	—	—	181.0	181.0
Other comprehensive profit for the year		—	—	—	18.8	9.0	25.9	53.7
Total comprehensive income for the year		—	—	—	18.8	9.0	206.9	234.7
Deferred hedging gains transferred to the carrying value of inventory		—	—	—	—	27.6	—	27.6
Transactions with owners, recognized directly in equity
Founder Preferred Shares Annual Dividend Amount	27	79.5	—	(79.5)	—	—	—	—
Vesting of Non-Executive Restricted Stock award	8	0.6	(0.6)	—	—	—	—	—
Issue of ordinary shares	25	0.1	(0.1)	—	—	—	—	—
Repurchase of ordinary shares	25	(77.6)	—	—	—	—	—	(77.6)
Share based payment charge	8	—	5.1	—	—	—	—	5.1
Reclassification of awards for settlement of tax liabilities	26	—	(5.8)	—	—	—	(11.1)	(16.9)
Total transactions with owners, recognized directly in equity		2.6	(1.4)	(79.5)	—	—	(11.1)	(89.4)
Balance as of December 31, 2021		1,623.1	6.9	166.0	105.1	10.5	387.4	2,299.0
* A cost of hedging reserve has arisen on adoption of hedge accounting under IFRS 9. This reserve and cash flow hedge reserve have been combined into 'Other Reserves'. See Note 2 for further details.
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

		Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	Note	€m	€m	€m
Cash generated from operations before tax and exceptional items	32	450.3	552.0	376.9
Cash flows relating to exceptional items		(48.8)	(12.1)	(15.9)
Tax paid		(95.2)	(82.9)	(45.6)
Net cash flows from operating activities		306.3	457.0	315.4
Cash flows from investing activities
Business combinations, net of cash acquired	14	(597.3)	(112.9)	(1.5)
Purchase of property, plant and equipment and intangibles		(79.2)	(58.7)	(47.3)
Purchase of investments		—	(25.0)	(25.0)
Redemption of investments		16.5	25.2	—
Net cash used in investing activities		(660.0)	(171.4)	(73.8)
Cash flows from financing activities
Proceeds from issuance of Ordinary Shares	25	—	0.6	354.1
Share issuance costs	25	—	—	(11.1)
Repurchase of Ordinary Shares	25	(77.6)	(608.6)	—
Payments related to shares withheld for tax	26	(22.6)	(19.2)	—
Proceeds from new loans and notes		800.0	—	2.0
Repayment of loan principal		(408.7)	(11.7)	(22.2)
Payment of lease liabilities		(19.4)	(20.3)	(21.8)
Payment of financing fees		(18.7)	—	—
Interest paid		(36.7)	(50.2)	(48.4)
Interest received		0.1	0.7	2.4
Other financing cash flows		(2.0)	(6.1)	(3.6)
Net cash provided by/(used in) financing activities		214.4	(714.8)	251.4
Net (decrease)/increase in cash and cash equivalents		(139.3)	(429.2)	493.0
Cash and cash equivalents at beginning of period	20	382.5	824.8	327.6
Effect of exchange rate fluctuations		11.0	(13.1)	4.2
Cash and cash equivalents at end of period	20	254.2	382.5	824.8

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
1)General information
Nomad Foods Limited (the “Company” or “Nomad”) was incorporated in the British Virgin Islands on April 1, 2014. The address of Nomad’s registered office is Ritter House, Wickhams Cay II, Road Town, Tortola, VG1110 British Virgin. The Company is domiciled for tax in the United Kingdom.
Nomad Foods Limited (NYSE: NOMD) is Europe's leading frozen foods company. Nomad Foods Limited's (the “Company” or “Nomad”) portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.
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
The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis using our historical experience, as well as other factors we believe appropriate under the circumstances, such as current economic conditions in light of the COVID-19 pandemic. Actual results could differ from these estimates. In preparing cash flow forecasts, management consider severe but plausible downside scenarios taking into consideration the Company's key risks, including the impacts of the COVID-19 pandemic. Having considered these risks in their assessment, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis in preparing these financial statements.
Adoption of new accounting standards - IFRS 9 'Financial Instruments'
IFRS 9 ‘Financial Instruments’ was issued in July 2014 and replaced IAS 39 ‘Financial Instruments: Recognition and Measurement.’ The Company had previously elected to continue hedge accounting under IAS 39 as was allowed by the standard. On January 1, 2021, the Company adopted hedge accounting under IFRS 9, as the hedge accounting requirements have been simplified and are more closely aligned to the Company's risk management strategy. Under IFRS 9 all existing hedging relationships qualified as continuing hedging relationships.

The Company applied IFRS 9 hedge accounting prospectively, "except for application of the cost of hedging approach". The Company has elected the cost of hedging approach for the fair value movement of all hedging instruments, whereby the movements will be recognized within equity, to the extent that they relate to the hedged item. As permitted by the standard, adjustments required as a result of adopting the cost of hedging approach, have been made to the opening Consolidated Statement of Changes in Equity. As such, prior year comparatives have not been restated. A summary of adjustments arising from application of IFRS 9 for hedge accounting as of January 1, 2021 are as follows:

	Opening Balance January 1, 2021 (IAS 39) €m	Impact of change in policy €m	Opening Balance January 1, 2021 (IFRS 9) €m
Cash flow hedge reserve	(24.5)	2.8	(21.7)
Cost of hedging reserve	—	(4.4)	(4.4)
Other reserves	(24.5)	(1.6)	(26.1)

Translation reserve	84.7	1.6	86.3

The Company's policy is to reduce its risk of foreign exchange movements on forecasted transactions (such as purchases of raw materials) in currencies other than the operating entity's functional currency using forward foreign exchange contracts designated as cash flow hedges. Under IFRS 9, in cash flow hedges of a forecast transaction that result in the recognition of a non-financial item (such as inventory), the amounts that were accumulated in the cash flow hedging reserve and the cost of hedging reserve are included in the initial cost of the non-financial item upon its recognition. The Company has elected to apply this accounting policy prospectively and therefore as at January 1, 2021 any existing hedges of non-financial items (such as inventory) that were already recognized in the Consolidated Statement of Financial Position, did not result in an opening balance transfer out of equity to the non-financial item as a result of the transition to IFRS 9. For the year ended December 31, 2021, €27.6 million was recognized as deferred hedging gains transferred to the carrying value of inventory. This is not a reclassification adjustment and will not be recognized in the Consolidated Statement of Other Comprehensive Income for the period.
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform (Phase 2)
In August 2020, the IASB issued Interest Rate Benchmark Reform (Phase 2), which amends other IFRS standards. The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments in this final phase relate to practical expedient for particular changes in contractual cash flows, relief from specific hedge accounting requirements and certain disclosure requirement.
On June 24, 2021, the Company amended and restated its Senior Facilities Agreement to refinance its existing revolving credit facility of €80.0 million and replace it with a new €175.0 million facility, paying interest rate applicable to the respective drawn down currency. Per the restated Senior Facilities Agreement, the Sterling Overnight Index Average (“SONIA”) has replaced GBP LIBOR and is effective immediately if there is a drawdown on the facility. The Secured Overnight Financing Rate (“SOFR”) will replace USD LIBOR and Swiss Average Rate Overnight (“SARON”) will replace CHF LIBOR, when existing benchmark rates are replaced and borrowings are requested under the Facility.
Equally, on June 24, 2021, the Company amended and restated its Senior Facilities Agreement to refinance its existing €553.2 million senior secured term loan facility through a new 7-year term facility due 2028 (the "Senior EUR Loan"), paying interest at a rate equal to EURIBOR with a zero floor plus a margin of 2.5%. There is currently no indication of the timing of the phase-out of EURIBOR. The Company continues to assess changes in underlying markets and expects to be able to refinance its Senior EUR Loan once replacement reference rates become confirmed.
The existing senior USD loan of $916.4 million (the "Senior USD Loan") paying interest at a rate per annum equal to LIBOR (subject to a zero floor) plus 2.25% per annum has not been refinanced during 2021. The Company uses cross currency interest rate swaps to convert cash flows payable under the Senior USD Loan into €827.8 million of EUR denominated debt with a fixed rate of interest, designated as a cash flow hedge. The USD LIBOR phase out is expected to be completed by June 2023, and therefore in due course the Company will need to renegotiate the terms of our Senior Facilities Agreement with our lenders and amend the terms of linked interest rate hedging arrangements. Such an amendment is expected to be able to be achieved without material financial impact on the Company.
The Amendments are effective for annual periods beginning on or after January 1, 2021. Phase 2 amendments will require the Company to account for a change in the basis for determining the cash flows of a financial asset or a financial liability measured at amortized cost, by updating the effective interest rates as required by IBOR reform. Management continues to assess implications as a result of these amendments on the wider business. These amendments had no impact on the financial statements of the Company for the year ended December 31, 2021. The Company intends to use the practical expedients in future periods as they become applicable.
Recently Issued and Not Yet Adopted Accounting Pronouncements under IFRS
Amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction
In May 2021, the International Accounting Standards Board issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. With a view to reducing diversity in reporting, the amendments will clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and asset retirement (decommissioning) obligations. Based upon our current facts and circumstances, we do not expect our financial performance or disclosure to be materially affected by the application of the amended standard.
Other
The consolidated financial statements and notes are presented in the reporting currency of millions of Euros. All financial information has been rounded to the nearest €0.1 million, except where otherwise indicated.

The consolidated financial statements were approved for issuance by the Board of Directors of Nomad Foods Limited on March 2, 2022. The Directors have, at the time of approving the financial statements, a reasonable expectation that Nomad has adequate resources to continue in operational existence for the foreseeable future given the cash funds available and the current forecast cash outflows. Thus, Nomad continues to adopt the going concern basis of accounting in preparing the financial statements.
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

3.4    Foreign currency
i)    Foreign currency transactions
Transactions in foreign currencies (currencies other than the functional currency of the transacting entity) are translated into the functional currency at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the foreign exchange rate ruling the financial year end. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in equity if they relate to qualifying cash flow hedges, qualifying net investment hedges or are attributable to part of a net investment in a foreign operation.
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
ii)    Assets and liabilities of foreign operations
For the purposes of presenting consolidated financial statements, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated at foreign exchange rates ruling at the financial year ended December 31, 2021 of £1:€1.19 (December 31, 2020: £1:€1.11). The revenues and expenses of foreign operations are translated at an average rate for the period where this rate approximates to the foreign exchange rates ruling at the dates of the transactions. The average rate used for year ended December 31, 2021 is £1:€1.16 (year ended December 31, 2020: £1:€1.13, year ended December 31, 2019: £1:€1.14).
Foreign exchange gains and losses that relate to these assets and liabilities are presented in the Consolidated Statement of Profit or Loss within ‘finance income or costs’, except where hedge accounting applies.
iii)    Net investment in foreign operations
Exchange differences arising from the translation of foreign operations and of any related qualifying hedges are taken directly to the translation reserve within equity. They are realized through the Consolidated Statement of Profit or Loss upon disposal of the related foreign operation.
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
The assets are stated at cost less accumulated amortization and impairment losses. Software costs are amortized by equal monthly installments over their estimated useful economic life of five to ten years once the software is capable of being brought into use.
ii)    Brands
Our largest brands, including Birds Eye, Iglo, Findus, Ledo and Frikom are considered to have indefinite lives. This is based on the market position of the brands, the significant levels of investment in advertising and promoting the brands, and the fact that they have been established for at least 20 years. Therefore these brands are not amortized, but instead held at historical cost less provision for any impairment.
Brands that are deemed to not have an indefinite life are being amortized by equal monthly installments within other operating expenses over the course of their remaining useful economic life.
iii)    Customer relationships
Long standing Food Service customer relationships have been identified as intangible assets as part of business combinations. These are deemed to not have an indefinite life and are being amortized by equal monthly installments within other operating expenses over their expected lives. The most significant of these assets were acquired as part of the Findus Acquisition in 2015 and are being amortized over 14 years.
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
ii)    Leased assets
The Company leases various properties, equipment and cars. The Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
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
v)    Derivative financial instruments and hedge accounting
Derivative financial instruments are recognized at fair value. When a derivative financial instrument is not designated in a hedge accounting relationship, all changes in its fair value are recognized immediately in the Consolidated Statement of Profit or Loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged. Since the adoption of IFRS 9 for hedge accounting on January 1, 2021, the Company has elected the cost of hedging approach for the fair value movement on currency basis spreads of all hedging relationships, whereby the movements will be recognized within equity, if material, to the extent that they relate to the hedged item. In cash flow hedges of a forecast transaction that result in the recognition of a non-financial item (such as inventory), the amounts that were accumulated in the cash flow hedging reserve and the cost of hedging reserve are included in the initial cost of the non-financial item upon its recognition.
The fair value of all financial derivative instruments (including but not limited to forward foreign exchange contracts, currency swaps and cross currency interest rates swaps), is determined per market standard using forward foreign exchange and interest rates at the balance sheet date, with the resulting value discounted back to present value.

Since the adoption of IFRS 9 for hedge accounting on January 1, 2021, the Company applies the hedge accounting requirements of IFRS 9 to all hedging relationships. IAS 39 was beforehand with the impact of the changes disclosed in Note 2 Basis of preparation.
a.    Cash flow hedges
Where a derivative financial instrument is designated as a hedge of the cash flow of a recognized asset or liability, (including a highly probable forecast transaction) the effective part of any gain or loss on the derivative financial instrument is recognized directly in the cash flow hedging reserve, within other reserves. Any ineffective portion of the hedge is recognized immediately in the Consolidated Statement of Profit or Loss.
Since the adoption of IFRS 9 for hedge accounting on January 1, 2021, if the result of a forecasted transaction is recognition of a non-financial asset (for example inventory), the amounts that were accumulated in the cash flow hedging reserve and the cost of hedging reserve (presented together as 'Other reserves') are included in the initial cost of the non-financial item upon its recognition. For all other hedged forecasted transactions, the amounts accumulated in the hedging reserve and cost of hedging reserve are reclassified to the Consolidated Statement of Profit or Loss in the same period, or periods, in which the hedged forecasted future cash flows affect the Consolidated Statement of Profit or Loss.
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
When a hedging instrument is substantially modified, any fair value gain or loss is recognized immediately in the Consolidated Statement of Profit or Loss.
b.    Net investment hedges
Foreign currency differences arising on the retranslation of the spot rate component of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in Other Comprehensive Income to the extent that the hedge is effective, and are presented in the translation reserve within equity.
Since the adoption of IFRS 9 for hedge accounting on January 1, 2021, the change in fair value of the future price element of the hedging instrument (‘forward element’) is not included as part of the hedging relationships and is recognized in the Consolidated Statement of Profit or Loss immediately.

To the extent that any net investment hedge is entered into and the hedge is deemed effective, any foreign currency differences arising on the retranslation of the spot rate component of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in Other Comprehensive Income, and are presented in the translation reserve within equity. To the extent that the hedge is ineffective, such differences are recognized in the Consolidated Statement of Profit or Loss. When the hedged net investment is disposed of, the relevant amount in the translation reserve is transferred to the Consolidated Statement of Profit or Loss as part of the gain or loss on disposal.
vi)    Short-term investments
The Company may invest surplus cash positions in short-term investments to manage liquidity and credit risk. Short‐term investments are held within managed investment funds and are measured at fair value with all changes in fair value are recognized immediately in the Consolidated Statement of Profit or Loss.
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
3.17    Expenses & Exceptional items
i)    Borrowing costs
Unless capitalized as part of the cost of borrowing (see Note 3.13(iii)), borrowing costs are recognized in the Consolidated Statement of Profit or Loss in the period in which they are incurred.
ii)    Exceptional items
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
iii)    Research and development
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
Nomad’s operations are organized into one operating unit, "Frozen", which comprises all the brands, as well as the factories, private label business units and certain corporate overheads. The CODM primarily uses “Adjusted EBITDA”, disclosed in Note 5, as the key measure of the segment’s results. Adjusted EBITDA is EBITDA adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
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

a)        Business Combinations
For business combinations that have a significant effect on the amounts reported in the consolidated financial statements. The Company is required to recognize separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in a business combination at their fair values. This involves judgment over whether intangible assets can be separately identified, the useful economic life of assets and in selecting an appropriate valuation methodology. Furthermore, judgment is applied in allocating business combinations to operating segments, as well as allocating Goodwill to cash generating units. Please refer to Note 14 for details of business combinations in the period.
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
The accruals are presented as ‘trade terms’ and offset against trade receivables due to the same customer, or as trade term payables where there is no receivable to be offset. The balance of the reduction in trade receivables for trade terms as of December 31, 2021 is disclosed in Note 18 and the balance classified as a trade term payable is disclosed in Note 22.
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
Please refer to Note 14 for details of business combinations in the period.
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
Segment Adjusted EBITDA

		Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	Note	€m	€m	€m
Profit for the period		181.0	225.1	153.6
Taxation		55.7	70.4	56.7
Net financing costs		106.0	63.7	73.2
Depreciation and amortization		71.6	67.6	68.3
Acquisition purchase price adjustments		8.4	—	—
Exceptional items	7	45.3	20.6	54.5
Other add-backs		18.7	19.4	25.7
Adjusted EBITDA		486.7	466.8	432.0

Acquisition purchase price adjustments relate to the reversal of the non-cash increase applied to inventory acquired in business combinations to value it at fair value as opposed to cost.
Other add-backs include the elimination of share-based payment expense and related employer payroll expense of €5.8 million (2020: €12.1 million, 2019: €22.4 million) and elimination of non-operating M&A related costs, professional fees and transaction costs of €12.9 million (2020: €7.3 million, 2019: €3.3 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
No information on segment assets or liabilities is presented to the CODM.
Product information
Management considers the products it sells belong to one category, being "Frozen".

Geographical information
External revenue by geography

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	€m	€m	€m
United Kingdom	758.3	747.3	712.5
Italy	417.9	426.3	394.1
Germany	396.3	393.2	329.6
France	188.6	203.8	176.6
Sweden	148.1	158.7	175.7
Austria	129.3	127.9	108.2
Norway	121.7	115.6	120.4
Spain	75.1	82.6	79.5
Rest of Europe	371.3	260.5	227.7
Total external revenue by geography	2,606.6	2,515.9	2,324.3
Non-current assets by geography

	December 31, 2021	December 31, 2020
	€m	€m
Germany	140.0	135.5
United Kingdom	139.6	132.1
Italy	64.8	68.5
Serbia	48.5	—
Croatia	38.5	—
Ireland	34.3	31.9
Norway	31.0	30.0
Sweden	29.8	28.5
Rest of Europe	72.3	52.7
Total non-current assets by geography	598.8	479.2
Non-current assets exclude deferred tax assets, goodwill and brands which are not bound to one geographical area.
6)    Operating profit
Operating profit is stated after charging:

		Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	Note	€m	€m	€m
Staff costs	8	340.6	340.2	308.6
Depreciation of property, plant and equipment	12	63.4	59.8	59.7
Impairment of property, plant and equipment	12	—	—	0.1
Impairment of software and brands	13	1.7	—	—
Amortization of software and brands	13	8.2	7.8	8.6
Operating lease charges		6.1	3.0	4.5
Exchange losses/(gains)		27.0	(2.8)	(14.6)
Research & development expenditure		19.2	17.6	18.9
Inventories recognized as an expense within cost of goods sold		1,694.3	1,627.9	1,536.0

7)    Exceptional items
Exceptional items are made up as follows:

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	€m	€m	€m
Supply chain reconfiguration (1)	—	(12.5)	(3.6)
Findus Group integration costs (2)	—	—	3.5
Fortenova Acquisition integration costs (3)	3.5	—	—
Findus Switzerland integration costs (4)	6.2	0.3	—
Brexit (5)	5.3	1.6	1.6
Business Transformation program (6)	18.8	2.3	—
Information Technology Transformation program (7)	4.2	—	—
Goodfella's Pizza & Aunt Bessie's integration costs (8)	—	4.0	12.5
Factory optimization (9)	4.9	10.0	5.7
Settlement of legacy matters (10)	(2.6)	(2.9)	(9.2)
Release of indemnification assets (11)	5.0	17.8	44.0
Total exceptional items	45.3	20.6	54.5
We do not consider these items to be indicative of our ongoing operating performance.
(1)Supply chain reconfiguration
Supply chain reconfiguration relates to activities associated with the closure of the Bjuv manufacturing facility in Sweden which ceased production in 2017. No income has been recognized in the year ended December 31, 2021 (2020: €12.5 million, 2019: €3.6 million).
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
(2)Findus Group integration costs
Following the acquisition of the Findus Group on November 2, 2015, the Company initiated a substantial integration project. Expenses presented primarily relate to the roll-out of the Nomad ERP system which completed in 2019.
(3)Fortenova Acquisition integration costs
As disclosed in Note 14, the Company completed the acquisition of the Fortenova Group’s Frozen Food Business Group on September 30, 2021, following which the Company is undertaking an integration project over the next three years. Integration expenses incurred relate to external consultancy costs, organizational structure alignment to Nomad design, systems configuration and roll-out of our controls environment to the acquired business.

(4)Findus Switzerland integration costs
As disclosed in Note 14, the Company completed the acquisition of Findus Switzerland on December 31, 2020, following which the Company commenced an integration project which is expected to complete in 2022. Integration expenses incurred and to be incurred in the future relate to external consultancy costs, organizational structure alignment to Nomad design and roll-out of the Nomad ERP system.
(5)Brexit
As part of the process of the United Kingdom exiting the European Union, commonly referred to as Brexit, the Company has incurred expenses to prepare for, and respond to, changes impacting our supply chain. Whilst an agreement with the EU was reached on December 24, 2020, border control processes remain in a period of transition. Expenses in 2021 relate to project costs and the write-off of system development costs no longer required due to changes in regulations and the Company's approach to handling Brexit-related logistic issues.
(6)Business transformation program
In 2020, the Company launched the first phase of a multi-year, enterprise-wide transformation and optimization program. Over the next few years, additional transformation phases will be implemented. The program aims to standardize, simplify and automate end-to-end business processes. This will enable key decision making and analytical capability, building a platform and organization to support future growth and provide better value for shareholders. Execution of the business transformation program will include the evaluation and implementation of a new ERP system.

Expenses in the year consist of restructuring and transformational project costs, including business technology transformation initiative costs and related professional fees.
(7)Information Technology Transformation program
In 2021, the Company launched a program to transform the Information Technology (“IT”) operating model, specifically to modernize the end-to-end technology estate to support current and future complex and evolving business needs driven by acquisitions and organic growth. Among the many changes being made, the program moves our operating model to a cloud-hosted solution, which better deploys new services to the business and end user, including application management, supporting a diverse workforce across multiple locations and languages, as well as deploying artificial Intelligence assisted tools. Other key components of the program include the Company’s cyber security services to adapt to rapidly changing threats and a change of IT service partners to enable one-off renovation and uplift of capabilities across the business.
(8)Goodfella's Pizza & Aunt Bessie's integration costs
Following the acquisition of the Goodfella’s pizza business in April 2018 and the Aunt Bessie's business in July 2018, the Company completed an integration project which finished in 2020.

(9)Factory optimization
In 2018, the Company initiated a three-year factory optimization program. The focus of the program is to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. The program is expected to provide a number of benefits, including an optimized supply chain infrastructure, benefits derived from the implementation of a standardized global manufacturing and planning processes, and an increased level of sustainable performance improvement. Due to delays in delivering the program across the Nomad manufacturing portfolio due to various government lockdowns and travel bans, the project has been extended for an additional year.
(10)Settlement of legacy matters

A net income of €2.6 million has been recognized associated with the release of acquired provisions relating to periods prior to acquisition by the Company. Net income of €2.9 million was recognized in the year ended December 31, 2020 associated with the release of acquired tax liabilities relating to periods prior to acquisition by the Company. Net income of €9.2 million was recognized in the year ended December 31, 2019. This includes an income of €2.7 million recognized on settlement of contingent consideration for the La Cocinera acquisition and net income of €0.7 million associated with settlements of tax audits.
(11)Release of indemnification assets
The charges for the release of indemnification assets relates to the partial release of shares held in escrow associated with the acquisition of the Findus Group in 2015, as discussed in Note 19.
Tax impact of exceptional items
The tax impact of the exceptional items amounts to a credit of €8.4 million in the year ended December 31, 2021 (year ended December 31, 2020: €3.5 million, year ended December 31, 2019: €3.1 million).
Cash flow impact of exceptional items
Included in the Consolidated Statements of Cash Flows for the year ended December 31, 2021 is €48.8 million (year ended December 31, 2020: €12.1 million, year ended December 31, 2019: €15.9 million) of cash outflows relating to exceptional items. This includes cash flows related to the above items as well as the cash impact of the settlement of provisions brought forward from previous accounting periods.
8)    Payroll costs, share based payments and management incentive schemes
(a)Payroll costs
The average number of persons employed by the Company (excluding non-Executive Directors) is analyzed and set out below:

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Production	3,310	3,043	3,308
Administration, distribution & sales	2,193	1,647	1,448
Total number of employees	5,503	4,690	4,756
The increase in the average number of employees in the table above for the year ended December 31, 2021 compared with the year ended December 31, 2020 is primarily due to the Fortenova Acquisition and Findus Switzerland acquisition as described in Note 14.

The table below discloses the Company’s aggregate payroll costs of these persons. Payroll costs exclude long term management incentive scheme and share based payment costs, but includes bonus costs.

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	€m	€m	€m
Wages and salaries	266.4	276.4	250.4
Social security costs	56.1	49.2	45.2
Other pension costs	18.1	14.6	13.0
Total payroll costs	340.6	340.2	308.6
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
Non-Executive Director Restricted Share Awards
In accordance with the Board approved independent Non-Executive Director compensation guidelines, each independent Non-Executive Director is entitled to a grant of $100,000 of restricted shares annually on the date of the annual general meeting, valued at the closing market price for such shares on this date. The restricted shares vest on the earlier of twelve months from the date of grant or the date of the Company’s next annual meeting of shareholders.
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
The Non-Executive Directors restricted share awards granted on June 17, 2020, which consisted of 32,140 shares at a share price of $21.78, vested on June 30, 2021 and were issued at a share price of $30.14, resulting in a €0.2 million increase in the share based compensation reserve. Of the total 32,140 number of shares vesting, 7,734 shares were held back from issue by the Company as settlement towards personal tax liabilities arising on the vested shares.
On June 30, 2021, after the Company's annual general meeting of shareholders, the current Non-Executive Directors were granted 24,759 restricted share award at a share price of $28.27.
The total charge for Non-Executive Director grants within the Statement of Consolidated Profit or Loss for the year ended December 31, 2021 for stock compensation awards was €0.8 million (year ended December 31, 2020: €0.7 million; year ended December 31, 2019: €0.9 million).

Director and Senior Management Share Awards
As part of its long term incentive initiatives, the Company has outstanding awards over 2,016,855 ordinary shares granted to certain members of its management team (the “Management Share Awards”) as of the following four award dates:

	January 1, 2016 Award	January 1, 2017 Award	January 1, 2018 Award	January 1, 2019 Award	January 1, 2020 Award	January 1, 2021 Award	Total
Number of awards outstanding at January 1, 2021	1,041,953	819,873	446,575	159,561	710,438	—	3,178,400
New awards granted in the period	—	—	—	—	—	820,202	820,202
Awards vested and issued in the period	(1,041,953)	(819,873)	—	—	—	—	(1,861,826)
Forfeitures in the period	—	—	(14,785)	(6,866)	(65,345)	(32,925)	(119,921)
Number of awards outstanding at December 31, 2021	—	—	431,790	152,695	645,093	787,277	2,016,855

The 2018 award has vesting conditions based on cumulative EBITDA performance over four years and Company share price performance over two years to five years. During 2021, the Compensation Committee of the Board of Directors amended the non-market condition targets for this award due to recent acquisitions, which did not increase its incremental fair value. The share price and EBITDA performance conditions for the 2018 award are weighted 50% each per performance target.
•For the 2018 award, for the share price target, the initial two-year period was through to January 1, 2020 and the subsequent three-year period is through to January 1, 2023. For the four-year cumulative EBITDA Performance Condition, if satisfied, will vest on January 1, 2022.
For the 2019, 2020 and 2021 awards, those grants have vesting conditions based on cumulative EBITDA performance, cumulative Net Sales and Company share price performance over three years. During 2021, the Compensation Committee of the Board of Directors amended the non-market condition targets for these awards due to recent acquisitions, which did not increase their incremental fair value. In addition, the 2020 award had a holding period of one-year that has been removed from the vesting period. The 2021 award was issued late in 2021 with a performance period starting January 1, 2021.
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
In January 2020, 761,979 restricted share awards were granted as part of the 2020 Management Share Award. The performance period associated with the award began on January 1, 2020. The Share awards will vest on the Company achieving a range of performance conditions including cumulative EBITDA, cumulative net sales, and share price performance measures over a three-year period. The cumulative EBITDA and Cumulative Net Sales tranches of shares are equally weighted, being worth 37.5% of the total award each. The Company Share Price Tranche is worth 25% of the total award. All shares vest, subject to satisfaction of the award conditions, on January 1, 2023.

In late 2021, 820,202 restricted share awards were granted as part of the 2021 Management Share Award. The performance period associated with the award began on January 1, 2021. The Share awards will vest on the Company achieving a range of performance conditions including cumulative EBITDA, cumulative net sales, and Company share price performance measures over a three-year period. The cumulative EBITDA and Cumulative Net Sales tranches of shares are equally weighted, being worth 37.5% of the total award each. The Share Price Tranche is worth 25% of the total award. All shares vest, subject to satisfaction of the award conditions, on January 1, 2024.
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
In January 2021, 1,041,953 restricted shares granted as part of the 2016 Management Share Awards vested as a result of the satisfaction of the applicable Share Price Performance Condition (based on a share price of $25.42), resulting in the issuance of 587,633 ordinary shares to participants in the LTIP (net of 454,320 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares).
In January 2021, 368,154 restricted shares granted as part of the 2017 Management Share Awards vested as a result of the satisfaction of the applicable Share Price Performance Condition (based on a share price of $25.42), resulting in the issuance of 217,228 ordinary shares to participants in the LTIP (net of 150,926 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares).
In February 2021, 451,719 restricted shares granted as part of the 2017 Management Share Awards vested as a result of the satisfaction of the applicable EBITDA Performance Condition (based on a share price of $25.89 at time of vesting), resulting in the issuance of 271,451 ordinary shares to participants in the LTIP (net of 180,268 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares).
The stock compensation charge reported within the Consolidated Statement of Profit or Loss for the year ended December 31, 2021 related to the director and senior management share awards is €4.3 million (year ended December 31, 2020: €8.3 million: year ended December 31, 2019: €14.0 million).
The Company calculates the cost of the Management Share Awards based upon their fair value using the Monte Carlo Model, which is considered to be the most appropriate methodology considering the restricted shares only vest once the market performance conditions have been satisfied.
The inputs and assumptions underlying the Monte Carlo models for all awards outstanding as of the valuation date are now as follows:

	January 1, 2018 award	January 1, 2019 award	January 1, 2020 award	January 1, 2021 award
Grant date price	$16.72	$20.15	$22.37	$25.42
Exercise price	$—	$—	$—	$—
Expected life of restricted share	1.50 - 4.00 years	4.00 years	3.00 years	3.00 years
Expected volatility of the share price	22.7%	24.0%	24.4%	30.0%
Dividend yield expected	—%	—%	—%	—%
Risk free rate	2.55%	1.33%	1.70%	0.24%
Employee exit rate	14.0%	14.0%	27.3%	14.0%
EBITDA Performance Target Condition	35.0%	35.0%	35.0%	35.0%

The expected volatility of the share price inputs above were estimated by referencing selected quoted companies which are considered to exhibit some degree of comparability with the Company, as the Company has only been listed for approximately six years.

Based on the latest assessments of fair value and the number of shares expected to vest, the total fair values in respect of the Restricted Shares are:

•2018 award - $1.6 million (€1.3 million)
•2019 award - $1.4 million (€1.2 million)
•2020 award - $4.8 million (€4.3 million)
•2021 award - $7.0 million (€5.8 million)
Initial Director Options
In 2014, certain Non-Executive Directors were granted options (“Initial Options”) to purchase a maximum of 125,000 Ordinary Shares at an exercise price of $11.50 per ordinary share. The awards were valued at issuance and expensed during the two years ended April 1, 2016.
Throughout 2019, former Non-Executive Directors exercised 56,250 of the 125,000 initial options granted to them for €0.6 million.
In May 2020, former and current Non-Executive Directors were issued an aggregate of 49,196 shares (net of shares withheld for the settlement of taxes), exercising all the remaining initial options outstanding for €0.6 million.

9)    Directors and Key Management compensation

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	€m	€m	€m
Short-term employee benefits	2.2	3.9	2.8
Share-based payment expense	2.4	3.5	7.6
Non-Executive Director fees	0.3	0.3	0.4
Total Directors' and executive officers' compensation	4.9	7.7	10.8
All significant management decision making authority is vested within the Board of Directors and the executive team, therefore key management are considered to be the Directors and executive Officers.

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Benefits are accruing to the following number of key management personnel under:
Defined contribution plans	2	2	2
Share based payment schemes	2	2	2
10)    Finance income and costs

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	€m	€m	€m
Interest income	0.1	0.7	2.5
Net foreign exchange gains on translation of financial assets and liabilities	—	4.0	—
Finance income	0.1	4.7	2.5
Interest and finance charges paid/payable for lease liabilities and financial liabilities not at fair value through profit or loss (a)	(59.8)	(64.0)	(79.0)
Cross-currency interest rate swaps: cash flow hedges, transfer from equity	1.6	5.9	21.8
Net impairment loss on short-term investments	(8.6)	—	—
Net pension interest costs	(1.7)	(2.7)	(3.8)
Amortization of borrowing costs	(2.0)	(2.0)	(2.0)
Net foreign exchange losses on translation of financial assets and liabilities	(4.0)	—	(3.9)
Net fair value losses on derivatives held at fair value through profit or loss (b)	(13.7)	(5.6)	(8.8)
Financing costs incurred in amendment of terms of debt (c)	(17.9)	—	—
Finance costs	(106.1)	(68.4)	(75.7)
Net finance costs	(106.0)	(63.7)	(73.2)

(a) Includes the unwinding of discounting on lease liabilities.
(b) Net fair value losses on derivatives held at fair value through profit or loss includes a one-off non-cash charge of €7.8 million for changes to cross currency interest rate swaps as disclosed in Note 34.
(c) Charges of €17.9 million have been recognized as a consequence of the refinancing in June 2021, as disclosed in Note 34. Of this, €10.1 million relates to the extinguishment of the previous debts, including the write-off of deferred transaction costs.

11)    Taxation

		Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	Note	€m	€m	€m
Current tax expense
Current tax on profits for the period		(117.5)	(44.8)	(66.4)
Adjustments in respect of prior periods		0.6	(7.6)	—
		(116.9)	(52.4)	(66.4)
Deferred tax benefit/(expense)
Origination and reversal of temporary differences		116.3	(1.2)	9.7
Impact of change in tax rates		(55.1)	(16.8)	—
	16	61.2	(18.0)	9.7
Total tax expense		(55.7)	(70.4)	(56.7)

Reconciliation of effective tax rate:

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	€m	€m	€m
Profit before tax	236.7	295.5	210.3
Tax charge at the standard UK corporation tax rate 19% (2020: 19%; 2019: 19%)	(45.0)	(56.1)	(39.9)
Difference in tax rates	22.7	(18.2)	(11.9)
Non tax deductible interest	0.1	(0.1)	0.6
Other income and expenses not taxable or deductible	2.5	(0.8)	(1.2)
Unrecognized tax assets	(1.5)	(6.3)	(0.9)
Provisions for uncertainties	(52.5)	35.5	(3.4)
Impact of change in tax rates	(55.1)	(16.8)	—
Change in tax base of assets due to step-up	72.5	—	—
Prior period adjustment	0.6	(7.6)	—
Total tax expense	(55.7)	(70.4)	(56.7)

Effective tax rates
The Company is resident in the United Kingdom for tax purposes. The effective tax rate for the year ended December 31, 2021 was 23.5% (year ended December 31, 2020: 23.8%). The change is principally caused by the release of uncertain tax positions in relation to exposures that are now time barred, offset in part by the impact of a change in tax rates on deferred tax assets and liabilities.
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
Notwithstanding this, management believes that the Company’s position on all open matters including those in current discussion with local tax authorities is robust and that the Company is appropriately provided. As of December 31, 2021, the current tax payable of €198.5m and deferred tax assets of €128.3m includes provisions for tax uncertainties of €163.4m. As of December 31, 2020, the current tax payable of €166.2m and deferred tax assets of €113.5m included provisions for tax uncertainties of €103.9m.
The UK government announced an increase in the standard rate of corporation tax from 19% for 2021 (2020: 19%) to 25% effective from April 1, 2023, substantively enacted on May 24, 2021. The increase gave rise to a substantial one-off deferred tax expense, which is offset in part by a deferred tax benefit from the implementation of certain arrangements benefiting from one-off government incentives and other tax incentives. The financial statements for the year ended December 31, 2020 were prepared using the substantively enacted rate of corporation tax of 19%.

The tax (benefit)/expense relating to components of other comprehensive income is as follows:

		Before tax	Tax charge	After tax
Year ended December 31, 2021	Note	€m	€m	€m
Remeasurement of post-employment benefit liabilities		(36.1)	10.2	(25.9)
Net investment hedge		(18.8)	—	(18.8)
Cash flow hedges		(22.6)	13.6	(9.0)
Other comprehensive (income)/loss		(77.5)	23.8	(53.7)
Current tax			—
Deferred tax	16		23.8
			23.8
		Before tax	Tax benefit	After tax
Year ended December 31, 2020	Note	€m	€m	€m
Remeasurement of post-employment benefit liabilities		27.8	(8.3)	19.5
Net investment hedge		10.1	—	10.1
Cash flow hedges		17.3	(6.0)	11.3
Other comprehensive loss/(income)		55.2	(14.3)	40.9
Current tax			—
Deferred tax	16		(14.3)
			(14.3)
		Before tax	Tax benefit	After tax
Year ended December 31, 2019		€m	€m	€m
Remeasurement of post-employment benefit liabilities		35.9	(6.7)	29.2
Net investment hedge		(6.0)	—	(6.0)
Cash flow hedges		27.3	(5.6)	21.7
Other comprehensive loss/(income)		57.2	(12.3)	44.9
Current tax			—
Deferred tax			(12.3)
			(12.3)

12)    Property, plant and equipment

	December 31, 2021	December 31, 2020
	€m	€m
Owned property, plant and equipment (i)	489.2	373.2
Right-of-use assets (ii)	60.2	49.0
Property, plant and equipment	549.4	422.2

(i)    Owned property, plant and equipment

	Land and buildings	Plant and equipment	Computer equipment	Total
	€m	€m	€m	€m
Cost
Balance at December 31, 2019	156.2	331.9	13.8	501.9
Acquisitions through business combinations	5.1	3.5	—	8.6
Additions	6.8	54.6	2.1	63.5
Disposals	(0.1)	(2.6)	(0.3)	(3.0)
Effect of movements in foreign exchange	(2.7)	(11.3)	(0.3)	(14.3)
Balance at December 31, 2020	165.3	376.1	15.3	556.7
Acquisitions through business combinations	30.5	45.0	0.5	76.0
Additions	14.8	62.8	3.5	81.1
Disposals	(0.1)	(5.9)	—	(6.0)
Effect of movements in foreign exchange	6.2	16.2	0.4	22.8
Balance at December 31, 2021	216.7	494.2	19.7	730.6
Accumulated depreciation and impairment
Balance at December 31, 2019	23.0	125.0	3.9	151.9
Depreciation	7.6	33.5	3.0	44.1
Disposals	—	(1.8)	(0.3)	(2.1)
Effect of movements in foreign exchange	(1.4)	(8.6)	(0.4)	(10.4)
Balance at December 31, 2020	29.2	148.1	6.2	183.5
Depreciation	8.4	35.4	3.0	46.8
Disposals	—	(4.8)	—	(4.8)
Effect of movements in foreign exchange	2.9	12.6	0.4	15.9
Balance at December 31, 2021	40.5	191.3	9.6	241.4
Net book value December 31, 2019	133.2	206.9	9.9	350.0
Net book value December 31, 2020	136.1	228.0	9.1	373.2
Balance at December 31, 2021	176.2	302.9	10.1	489.2

Assets under construction
Additions for the year ended December 31, 2021 include assets under construction of €40.5 million (year ended December 31, 2020: €24.5 million).

Security
Borrowings have been provided by a syndicate of third party lenders under the terms of the Senior Facilities Agreement, (the “Syndicate”). Together with the holders of the Senior Secured Notes (the "Bond issue"), the Syndicate has security over the assets of the "Guarantor Group". The "Guarantor Group" consists of those companies which individually have more than 5% of consolidated total assets or EBITDA (subject to, and as defined in the Senior Facilities Agreement) of the Company and in total comprise more than 80% of consolidated total assets or EBITDA at any testing date.

(ii)    Right-of-use assets

	December 31, 2021	December 31, 2020
	€m	€m
Net book value
Land and Buildings	44.8	38.5
Plant and equipment and motor vehicles	15.3	10.3
Computer equipment	0.1	0.2
Right-of-use assets	60.2	49.0

Additions to right-of-use assets during the year ended December 31, 2021 were €8.1 million. A further €19.0 million of additions were acquired through business combinations.
Lease liabilities are included within loans and borrowings in Note 21. Interest on lease liabilities is presented as a finance cost in Note 10. Payments of lease liabilities are included as a financing activity within the Statement of Cash Flows.

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	€m	€m	€m
Depreciation
Land and Buildings	10.9	10.6	10.7
Plant and equipment and motor vehicles	5.5	4.9	5.2
Computer equipment	0.2	0.2	0.2
Depreciation expense of right-of-use assets	16.6	15.7	16.1

13)    Goodwill and Intangibles

	Goodwill	Brands	Computer software	Customer relationships	Total
	€m	€m	€m	€m	€m
Cost
Balance at December 31, 2019	1,862.9	2,051.1	29.8	31.0	3,974.8
Acquisitions through business combinations (restated)	40.1	66.0	0.1	—	106.2
Additions	—	—	8.8	—	8.8
Effect of movements in foreign exchange	(0.5)	5.3	0.3	—	5.1
Balance at December 31, 2020 (restated)	1,902.5	2,122.4	39.0	31.0	4,094.9
Acquisitions through business combinations	192.6	296.5	1.1	4.3	494.5
Additions	—	—	5.8	—	5.8
Disposals	—	—	(2.5)	—	(2.5)
Effect of movements in foreign exchange	4.3	3.2	(0.5)	—	7.0
Balance at December 31, 2021	2,099.4	2,422.1	42.9	35.3	4,599.7

	Goodwill	Brands	Computer software	Customer relationships	Total
	€m	€m	€m	€m	€m
Accumulated amortization and impairment
Balance at December 31, 2019	—	4.4	15.2	9.2	28.8
Amortization	—	1.2	4.4	2.2	7.8
Effect of movements in foreign exchange	—	—	0.1	—	0.1
Balance at December 31, 2020	—	5.6	19.7	11.4	36.7
Amortization	—	1.2	4.6	2.4	8.2
Impairment	—	—	1.7	—	1.7
Disposals	—	—	(1.7)	—	(1.7)
Effect of movements in foreign exchange	—	—	(0.3)	—	(0.3)
Balance at December 31, 2021	—	6.8	24.0	13.8	44.6
Net book value December 31, 2019	1,862.9	2,046.7	14.6	21.8	3,946.0
Net book value December 31, 2020 (restated)	1,902.5	2,116.8	19.3	19.6	4,058.2
Net book value December 31, 2021	2,099.4	2,415.3	18.9	21.5	4,555.1

As disclosed in Note 14 "Acquisitions", values for the year ended December 31, 2020 have been restated for fair value adjustments related to the Findus Switzerland acquisition.
Amortization and impairment of €9.9 million (December 31, 2020: €7.8 million; December 31, 2019: €8.6 million) is included in ‘other operating expenses’ in the Consolidated Statement of Profit or Loss.
Goodwill is initially recognized based on the accounting policy for goodwill (see note 3.5) and is subsequently measured at cost less amounts provided for impairment.
The Company’s goodwill, brand and customer relationships values have been allocated to a level no larger than the identified operating segment. This represents the lowest level within the Group at which the goodwill is monitored for internal management purposes. As required by IAS 36 'Impairment of Assets', an annual review of the carrying amount of the goodwill and the indefinite life brands is carried out to identify whether there is any impairment to these carrying values. This is done by means of comparison of the carrying values to the value in use of the CGU. Value in use is calculated as the net present value of the projected risk-adjusted cash flows of each CGU.

Key assumptions
The values for the key assumptions relating to the annual review of the carrying amount of goodwill and indefinite life brands were arrived at by taking into consideration detailed historical information and comparison to external sources where appropriate, such as market rates for discount factors.

•Budgeted cash flows: the calculation of value in use has been based on the cash flow forecasts by management for 2022 to 2025. The trends in these forecasts have been extrapolated to produce a forecast cash flow for 2026. Beyond 2026 the same assumptions have been applied for future periods in the absence of longer term detailed forecasts. These plans have been prepared and approved by management, and incorporate past performance of the entities acquired in the period, historical growth rates and projections of developments in key markets.
•Revenue: projected revenues are built up with reference to markets and product platforms. They incorporate past performance, historical growth rates and projections of developments in key markets.
•Profit margins: projected margins reflect historical performance, adjusted to account for volatility, such as the impact of COVID-19.
•Capital expenditure forecast reflects expected expenditure requirements and includes an allowance for the replacement of leased right-of-use assets.
•Discount rate: a pre-tax discount rate of 6.4% (2020: 5.8%) was applied to the cash flows. This discount rate has been calculated using a capital asset pricing model using observable market data, including the share price of Nomad Foods Limited.
•Long-term growth rates: the growth rate used in the testing after the detailed forecasting period was 1.0% (2020: 1.0%). These rates do not reflect the long-term assumptions used by the Company for investment planning.
Sensitivity to changes in assumptions
Impairment was not required at either December 31, 2021, or December 31, 2020. In each case the valuations derived from the discounted cash flow model indicate a sufficient amount of headroom for which any reasonably possible change to key assumptions is unlikely to result in an impairment of the related goodwill.
14)    Acquisitions
(a)     Findus Switzerland
On December 31, 2020, the Company completed its acquisition of all of the share capital of Findus Switzerland for total cash consideration of €112.8 million, which produces and sells frozen food in Switzerland. The deal extends the geographical reach of this brand, complementing the existing business model.
Due to the timing of the acquisition, the valuation of the business had not been completed within the financial statements reported as at December 31, 2020, with the difference between the consideration paid and the book value of assets valued being provisionally allocated to goodwill. The Company has since completed its fair valuation exercise over the identifiable assets acquired as well as liabilities and contingent liabilities assumed, with any corresponding adjustment necessary being made to the value of goodwill recognized. Furthermore, following customary working capital adjustments, a final payment of €0.8 million has been made to the seller in 2021.

The final assessment of the assets and liabilities acquired are as follows:

	As reported December 31, 2020	Adjustments	As restated December 31, 2020
	€m	€m	€m
Assets:
Intangible assets	24.5	41.6	66.1
Property, plant and equipment, including Right-of-use assets	8.9	—	8.9
Current assets	0.2	—	0.2
Inventories	11.5	1.1	12.6
Total assets	45.1	42.7	87.8

Liabilities:
Current liabilities	0.3	—	0.3
Non-current liabilities	6.8	—	6.8
Deferred tax liabilities	1.6	6.4	8.0
Total liabilities	8.7	6.4	15.1

Total identifiable net assets acquired	36.4	36.3	72.7

Total purchase consideration	112.0	0.8	112.8

Total identifiable net assets acquired	(36.4)	(36.3)	(72.7)

Goodwill	75.6	(35.5)	40.1

Goodwill recognized on acquisition is €40.1 million. The goodwill recognized is attributable mainly to the growth prospects for the business expected organically and operational synergies.

Restatement of prior year comparatives

The acquisition accounting was completed in 2021. As IFRS 3 requires fair value adjustments to be recorded with effect from the date of acquisition, this requires the restatement of previously reported financial results. The impact on the Statement of Financial Position as at December 31, 2020 is shown below.

	As reported December 31, 2020	Adjustments	As restated December 31, 2020
	€m	€m	€m
Goodwill	1,938.0	(35.5)	1,902.5
Intangible assets	2,114.1	41.6	2,155.7
Inventories	343.2	1.1	344.3
Deferred tax liabilities	(420.7)	(6.4)	(427.1)
Trade and other payables - current	(646.4)	(0.8)	(647.2)
Other assets and liabilities, not affected by restatement	(1,202.1)	—	(1,202.1)
Net assets	2,126.1	—	2,126.1

(b)     Fortenova Acquisition
On September 30, 2021, the Company announced the completion of the acquisition of the Fortenova Group’s Frozen Food Business Group (FFBG) for total cash consideration of €640.1 million, subject to customary completion payment conditions. FFBG is a leading European frozen food portfolio operating in attractive markets new to Nomad, including Croatia, Serbia, Bosnia & Herzegovina, Hungary, Slovenia, Kosovo, North Macedonia and Montenegro. Its two anchor brands, Ledo and Frikom, have unparalleled consumer awareness and number one market share in many of these markets and offer a broad range of frozen food products including fish, fruits, vegetables, ready meals, pastry and ice cream.
The preliminary assessment of the values of assets and liabilities at the date acquisition and the consideration paid is as follows:

As reported September 30, 2021
€m
Assets:
Intangible assets	301.9
Property, plant and equipment, including Right-of-use assets	95.0
Trade and other receivables	71.7
Cash	43.6
Inventories	46.9
Deferred taxes	14.8
Total assets	573.9

Liabilities:
Current liabilities	62.1
Non-current liabilities	16.6
Deferred taxes	47.7
Total liabilities	126.4

Total identifiable net assets acquired	447.5

Total purchase consideration	640.1

Total identifiable net assets acquired	(447.5)

Goodwill	192.6
The preliminary goodwill recognized on acquisition is €192.6 million. The goodwill recognized is attributable mainly to the growth prospects for the business expected organically and operational synergies.
If new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition is identified, then the accounting for the acquisition will be revised.
(c)     Impact of acquisitions on financial statements
Acquisition related costs of €12.9 million (2020: €4.8 million) are recognized as an expense in other operating expenses.
If the Fortenova Acquisition had occurred on January 1, 2021, management estimates that the combined Company would have revenue of €2,851.7 million and profit before tax of €279.9 million for the year ended December 31, 2021.

(d)     Purchase consideration - cash outflow

		Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Outflow of cash for business combinations, net of cash acquired		€m	€m	€m
Cash consideration		640.9	113.0	—
Less cash acquired		(43.6)	(0.1)	—
Contingent consideration paid related to acquisitions	24	—	—	1.5
Net outflow of cash - investing activities		597.3	112.9	1.5
15)    Investments
The following are the Company's significant investments as of December 31, 2021.

	Activity	Country of incorporation	Class of shares held	Ownership as of December 31, 2020
Nomad Foods Europe Holdings Limited	Holding	England	Ordinary	100%
Nomad Foods Europe Holdco Limited	Holding	England	Ordinary	100%
Nomad Foods Europe Finco Limited	Holding	England	Ordinary	100%
Nomad Foods Europe Midco Limited	Holding/ Finance	England	Ordinary	100%
Nomad Foods Bondco Plc	Finance	England	Ordinary	100%
Nomad Foods Lux S.à.r.l.	Finance	Luxembourg	Ordinary	100%
Nomad Foods Europe Limited	Management	England	Ordinary	100%
Birds Eye Limited	Trading	England	Ordinary	100%
Nomad Foods Europe Finance Limited	Finance	England	Ordinary	100%
Birds Eye Ireland Limited	Trading	Republic of Ireland	Ordinary	100%
Iglo Holding GmbH	Holding	Germany	Ordinary	100%
Iglo Nederland B.V.	Trading	Netherlands	Ordinary	100%
Iglo Belgium S.A.	Trading	Belgium	Ordinary	100%
Iglo Portugal	Trading	Portugal	Ordinary	100%
Iglo Austria Holdings GmbH	Holding	Austria	Ordinary	100%
C.S.I. Compagnia Surgelati Italiana S.R.L	Trading	Italy	Ordinary	100%
Findus Sverige Holdings AB	Holding	Sweden	Ordinary	100%
Iglo GmbH	Trading	Germany	Ordinary	100%
Frozen Fish International GmbH	Trading	Germany	Ordinary	100%
Liberator Germany Newco GmbH	Property	Germany	Ordinary	100%
Iglo Austria GmbH	Trading	Austria	Ordinary	100%
Findus Sverige AB	Trading	Sweden	Ordinary	100%
Frionor Sverige AB	Holding	Sweden	Ordinary	100%
Findus Holdings France SAS	Holding	France	Ordinary	100%
Findus France SAS	Trading	France	Ordinary	100%
Findus Espana SLU	Trading	Spain	Ordinary	100%
Findus Danmark A/S	Trading	Denmark	Ordinary	100%
Findus Finland Oy	Trading	Finland	Ordinary	100%
Findus Norge AS	Trading	Norway	Ordinary	100%
Findus Norge Holding AS	Holding	Norway	Ordinary	100%

Toppfrys AB	Trading	Sweden	Ordinary	100%
Findus Switzerland AG	Trading	Switzerland	Ordinary	100%
LEDO plus d.o.o.	Trading	Croatia	Ordinary	100%
INDUSTRIJA SMRZNUTE HRANE FRIKOM DOO BEOGRAD	Trading	Serbia	Ordinary	100%
LEDO d.o.o. Čitluk	Trading	Bosnia & Herzegovina	Ordinary	100%
IRIDA d.o.o.	Trading	Croatia	Ordinary	100%
LEDO Jégkrém és Fagyasztott Élelmiszer Gyártó és Forgalmazó Korlátolt Felelősségű Társaság	Trading	Hungary	Ordinary	100%
Ledo d.o.o. (LEDO, podjetje za trgovino s sladoledom, zmrznjeno hrano in storitve, d.o.o.)	Trading	Slovenia	Ordinary	100%
Ledo d.o.o. Podgorica (Društvo Za Proizvodnju, promet roba i usluga “Ledo” d.o.o. Podgorica)	Trading	Montenegro	Ordinary	100%
Ledo Sh.p.k.	Trading	Kosovo	Ordinary	100%
FRIKOM BEOGRAD DOOEL Cucer Sandevo	Trading	North Macedonia	Ordinary	100%
16)    Deferred tax assets and liabilities
Recognized deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following:

	December 31, 2021			December 31, 2020 (restated)
	Assets	Liabilities	Total	Assets	Liabilities	Total
	€m	€m	€m	€m	€m	€m
Property, plant and equipment	8.9	(34.4)	(25.5)	20.6	(27.3)	(6.7)
Intangible assets	33.8	(382.9)	(349.1)	0.9	(384.4)	(383.5)
Employee benefits	36.4	—	36.4	48.3	(0.3)	48.0
Tax value of loss carry forwards	40.4	—	40.4	24.6	—	24.6
Derivative financial instruments	1.7	(7.0)	(5.3)	9.3	(0.1)	9.2
Other	7.1	(13.3)	(6.2)	9.8	(15.0)	(5.2)
Tax assets/(liabilities)	128.3	(437.6)	(309.3)	113.5	(427.1)	(313.6)
As disclosed in Note 14 "Acquisitions", values for the year ended December 31, 2020 have been restated for fair value adjustments related to the Findus Switzerland acquisition.
Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable.
Deferred tax assets that the Company has not recognized in the financial statements amount to €70.4 million (December 31, 2020: €72.7 million). These deferred tax assets had not been recognized as the likelihood of recovery is not probable.
The aggregate deferred tax relating to items that have been credited directly to equity is €23.8 million (December 31, 2020: debit of €14.3 million).

Movement in deferred tax during the year:

	Opening balance Jan 1, 2021 (restated)	Acquired in business combinations	Recognized in Statement of Profit or Loss	Recognized in Other Comprehensive Income	Movement in foreign exchange	Closing balance Dec 31, 2021
	€m	€m	€m	€m	€m	€m
Property, plant and equipment	(6.7)	(2.2)	(17.2)	—	0.6	(25.5)
Intangible assets	(383.5)	(30.1)	64.5	—	—	(349.1)
Employee benefits	48.0	—	(1.2)	(10.2)	(0.2)	36.4
Tax value of loss carry forwards	24.6	—	15.8	—	—	40.4
Derivative financial instruments	9.2	—	(0.3)	(13.6)	(0.6)	(5.3)
Other	(5.2)	(0.6)	(0.4)	—	—	(6.2)
Total deferred tax	(313.6)	(32.9)	61.2	(23.8)	(0.2)	(309.3)

	Opening balance Jan 1, 2020	Acquired in business combinations (restated)	Recognized in Statement of Profit or Loss	Recognized in Other Comprehensive Income	Movement in foreign exchange	Closing balance Dec 31, 2020 (restated)
	€m	€m	€m	€m	€m	€m
Property, plant and equipment	(6.3)	(1.3)	1.0	—	(0.1)	(6.7)
Intangible assets	(356.6)	(6.3)	(20.6)	—	—	(383.5)
Employee benefits	39.8	—	—	8.3	(0.1)	48.0
Tax value of loss carry forwards	20.7	—	3.9	—	—	24.6
Derivative financial instruments	2.9	—	0.3	6.0	—	9.2
Other	(2.3)	(0.4)	(2.6)	—	0.1	(5.2)
Total deferred tax	(301.8)	(8.0)	(18.0)	14.3	(0.1)	(313.6)

As disclosed in Note 14 "Acquisitions", values for the year ended December 31, 2020 have been restated for fair value adjustments related to the Findus Switzerland acquisition.
17)    Inventories

	December 31, 2021	December 31, 2020 (restated)
	€m	€m
Raw materials and consumables	95.8	80.5
Work in progress	64.9	46.5
Finished goods and goods for resale	249.9	217.3
Total inventories	410.6	344.3
As disclosed in Note 14 "Acquisitions", values for the year ended December 31, 2020 have been restated for fair value adjustments related to the Findus Switzerland acquisition.
As at December 31, 2021, €2.1 million was recognized as a basis adjustment transferred to the carrying value of inventory. This has been applied to the three inventory categories above.
During the year ended December 31, 2021, €8.3 million (year ended December 31, 2020: €8.5 million, year ended December 31, 2019: €9.0 million) was charged to the Consolidated Statement of Profit or Loss for the write down of inventories.

18)    Trade and other receivables

	December 31, 2021	December 31, 2020
Current assets	€m	€m
Trade receivables	182.8	141.2
Prepayments and accrued income	15.4	9.2
Other receivables	32.3	31.2
Tax receivable	4.1	3.4
Total current trade and other receivables	234.6	185.0
Non-current assets
Other receivables	8.9	1.1
Total non-current trade and other receivables	8.9	1.1
Total trade and other receivables	243.5	186.1

Trade receivables, prepayments and other receivables, except for those defined as non-current, are expected to be recovered in less than 12 months. Other receivables includes VAT receivable.
The aging of trade receivables is detailed below:

	Gross	Impaired	Net
December 31, 2021	€m	€m	€m
Not past due	343.8	(0.1)	343.7
Past due less than 1 month	19.9	(0.1)	19.8
Past due 1 to 3 months	5.2	(0.6)	4.6
Past due 3 to 6 months	2.4	(0.1)	2.3
Past due more than 6 months	5.0	(2.7)	2.3
Sub-total	376.3	(3.6)	372.7
Reduction in trade-terms			(189.9)
Total trade receivables			182.8
	Gross	Impaired	Net
December 31, 2020	€m	€m	€m
Not past due	308.6	(0.3)	308.3
Past due less than 1 month	20.5	(0.2)	20.3
Past due 1 to 3 months	4.0	(0.1)	3.9
Past due 3 to 6 months	1.1	(0.1)	1.0
Past due more than 6 months	11.9	(3.7)	8.2
Sub-total	346.1	(4.4)	341.7
Reduction in trade-terms			(200.5)
Total trade receivables			141.2
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
For the periods covered in these financial statements, the Company has entered into facilities with third-party banks/credit providers in which the Company has sold qualifying trade debtors on a non-recourse basis. Under the terms of these agreements, the Company transferred substantially all the credit risks and control of the receivables. All factoring facilities have been cancelled during 2021. No trade receivables have been derecognized at the period end (December 31, 2020:€ nil).

Liabilities related to contracts with customers
The Company has recognized the following liabilities related to contracts with customers:

	December 31, 2021	December 31, 2020
	€m	€m
Trade terms liabilities reported within trade receivables	(189.9)	(200.5)
Trade terms liabilities reported within trade and other payables (Note 22)	(93.8)	(89.7)
Total trade terms liabilities	(283.7)	(290.2)
Significant changes to trade terms
No significant changes to trade terms occurred in the year ended December 31, 2021.
Revenue recognized in relation to trade terms
Trade terms relate to sales made with variable consideration and are an estimate as disclosed in Note 4(a). Revenue recognized in the year ended December 31, 2021 relating to performance obligations that were satisfied in the prior year was €18.9 million (2020: €18.0 million).
19)Indemnification assets

	Year ended December 31, 2021	Year ended December 31, 2020
	€m	€m
Balance at January 1	15.4	35.4
Release of indemnified provision	(5.9)	(20.0)
Balance at December 31	9.5	15.4
As at December 31, 2021, €7.0 million (December 31, 2020: €12.0 million) of the indemnification assets relate to the acquisition of the Findus Group in 2015 for which 342,190 shares are held in escrow and are valued at $25.39 (€22.40) (December 31, 2020: 618,099 shares valued at $25.42 (€20.69)) each. The shares placed in escrow were released in stages over a four-year period beginning January 2019 with the final release in January 2022. During 2021, 275,909 shares were released from escrow. As a consequence the indemnification asset was reduced by €5.0 million with a corresponding charge of to the Statement of Profit or Loss within the financial statements for the year ended December 31, 2021.
In January 2022, the remaining 342,190 shares were released from escrow. As a consequence the indemnification asset will be reduced by €7.0 million with a corresponding charge of to the Statement of Profit or Loss within the financial statements for the year ended December 31, 2022.
As at December 31, 2021, €2.5 million (2020: €3.4 million) of the indemnification asset relates to the Goodfella’s Pizza acquisition for several contingent liabilities that arose prior to acquisition and were recognized in the balance sheet to the same extent as the asset. During 2021, €0.9 million was released against the liabilities.

20)Cash and cash equivalents

		December 31, 2021	December 31, 2020
	Note	€m	€m
Cash and cash equivalents		254.0	393.1
Restricted cash		0.2	0.1
Cash and cash equivalents		254.2	393.2
Bank overdraft	22	—	(10.7)
Cash and cash equivalents per Statement of Cash Flows		254.2	382.5
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
21)Loans and borrowings
The repayment profile of the syndicated and other loans held by the Company is as follows:

	December 31, 2021	December 31, 2020
	€m	€m
Current liabilities
Syndicated loans	8.5	7.8
Lease liabilities	22.6	16.7
Less deferred borrowing costs to be amortized within 1 year	(2.0)	(2.0)
Total due in less than one year	29.1	22.5
Non-current liabilities
Syndicated loans	1,347.4	1,287.5
2024 fixed rate senior secured notes	—	400.0
2028 fixed rate senior secured notes	800.0	—
Lease liabilities	58.3	53.7
Less deferred borrowing costs to be amortized in 2-5 years	(5.7)	(4.9)
Less deferred borrowing costs to be amortized in more than 5 years	(1.7)	—
Total due after more than one year	2,198.3	1,736.3
Total borrowings	2,227.4	1,758.8
Syndicated loans includes the Senior U.S. Dollar debt of $916.4 million (€808.6 million) (the “Senior USD Loan”) and the Senior EUR debt of €553.2 million (the "Senior EUR Loan"), repayable in May 2024 and May 2028 respectively. The Senior USD Loan includes an annual amortization repayment, equivalent to 1.0% of the original issuance value or $9.6 million (€8.5 million) in May each year until maturity. The Senior EUR Loan is repayable only upon maturity. As required under the Senior Facilities Agreement, the Company is also required to undertake an annual excess cash flow calculation whereby additional principal could be repaid.
On June 24, 2021, the Company through its indirect, wholly-owned subsidiary, Nomad Foods Bondco Plc, repaid the €400.0 million 3.25% senior secured notes due 2024 and completed a private offering of €750.0 million aggregate principal amount of 2.5% senior secured notes due June 24, 2028. In addition, on July 9, 2021 the Company announced that Nomad Foods Bondco Plc completed a further private offering of €50.0 million aggregate principal amount of additional 2.5% senior secured notes due 2028, representing a tack-on to the €750.0 million aggregate principal amount of senior secured notes due 2028 issued on June 24, 2021, and issued at a price of €100.75 (together the “Notes”).
Interest on the Notes accrue from June 24, 2021 (being the original date of issuance) and are payable semi-annually in arrears on January 15 and July 15, commencing on January 15, 2022. The Notes are guaranteed on a senior basis by the Company and certain subsidiaries thereof. This transaction was accounted for as an extinguishment of the existing Notes and previously capitalized eligible transaction costs were written-off to the Statement of Comprehensive Income, as disclosed in Note 10. Eligible transaction costs on the new Notes of €4.0 million were capitalized and will be amortized over the life of the debt.

On June 24, 2021, the Company amended and restated the Senior Facilities Agreement to refinance its existing €553.2 million senior secured term loan facility originally due in May 2024, through a new 7-year term facility due June 2028 (the "Senior EUR Loan"), paying interest at a rate equal to EURIBOR with a zero floor plus a margin of 2.5%. This transaction was accounted for as an extinguishment of the existing debt and previously capitalized eligible transaction costs were written-off to the Statement of Comprehensive Income, as disclosed in Note 10. On the new Senior EUR Loan, eligible transaction costs of €3.8 million were capitalized and will be amortized over the life of the debt.
Under the refinancing, the existing revolving credit facility of €80.0 million due 2023, was also replaced with a new €175.0 million facility (the "Revolving Credit Facility") available until June 2026 with an applicable margin of 2.25% per annum that may be adjusted subject to a leverage ratchet. The Revolving Credit Facility may be utilized to support working capital requirements, including letters of credit and bank guarantees. The structure of the Revolving Credit Facility now also includes a pricing structure linked to environmental impact metrics during the life of the facility, and by doing so demonstrates further commitment to the Company’s sustainability strategy by incorporating ESG target KPIs covering areas of sourcing, packaging and carbon emissions.
Charges of €17.9 million have been recognized as a consequence of the refinancing activities in 2021. Of this, €10.1 million relates to the extinguishment of the previous debts, including the write-off of deferred transaction costs.
As at December 31, 2021 €2.8 million (December 31, 2020: €16.1 million) has been utilized for issuance of letters of credit and bank guarantees.
Guarantees and secured assets
The Senior Facility Agreement that governs the Company’s Senior debt, establishes security over the assets of the “Guarantor Group”. The Guarantor Group consists of those companies that individually have more than 5% of consolidated total assets or EBITDA (subject to the terms of the Senior Facilities Agreement) of the Company and in total comprise more than 80% of consolidated total assets or EBITDA at any testing date.
The Senior Facilities Agreement includes an excess cash flow calculation whereupon an amount of principal shall be repaid based upon terms including cash generated during the year and leverage. In 2021 the amount repaid was nil relating to the calculation performed at the end of 2020. Based on the calculation performed for December 31, 2021, there will be no excess cash flow repayment in 2022.
In connection with its pension scheme, Findus Sverige AB, a 100% owned subsidiary, is required to obtain credit insurance with PRI Pensionsgaranti (“PRI”), a credit insurance company that provides insurance annually against the risk of a sponsoring company’s insolvency. In connection with such credit insurance, as at December 31, 2021 Findus Sverige AB has granted floating charges over certain assets in favor of PRI in an amount of SEK 300 million (€29.3 million) (December 31, 2020: €29.8 million) and Nomad Foods Limited has issued a parent guarantee to PRI which will not exceed SEK 640 million (€62.4 million) (December 31, 2020: SEK 450 million (€44.7 million)).

22)Trade and other payables

	December 31, 2021	December 31, 2020 (restated)
Current liabilities	€m	€m
Trade payables	413.2	363.7
Accruals and deferred income	120.4	134.5
Trade terms payable	93.8	89.7
Social security and other taxes	24.6	24.1
Other payables	20.3	21.2
Financial payables	19.7	3.3
Bank overdrafts	—	10.7
Total current trade and other payables	692.0	647.2
Non-current liabilities
Accruals and deferred income	1.8	2.2
Total non-current trade and other payables	1.8	2.2
Total trade and other payables	693.8	649.4

As disclosed in Note 14 "Acquisitions", values for the year ended December 31, 2020 have been restated for fair value adjustments related to the Findus Switzerland acquisition.
The Company has implemented a Supply Chain Financing (“SCF”) program for its suppliers. The principal purpose of these arrangements is to provide the supplier with the option to access liquidity earlier through the sale of its receivables due from the Company to a bank or other financial institution prior to their due date. Management has determined that the Company’s payables to these suppliers have neither been extinguished nor have the liabilities been significantly modified by these arrangements. The value of amounts payable, invoice due dates and other terms and conditions applicable, from the Company’s perspective, remain unaltered, with only the ultimate payee being changed. At December 31, 2021, there was no material usage of the programs (December 31, 2020: nil). The cash outflows in respect of these arrangements will be recognized within operating cash flows.

23)Employee benefits
The Company operates defined benefit plans as well as defined contribution plans.

i.Defined contribution plans
The total expense relating to defined contribution plans for the year ended December 31, 2021 was €10.2 million (year ended December 31, 2020: €8.3 million, year ended December 31, 2019: €9.0 million)

ii.Defined benefit plans
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

	December 31, 2021	December 31, 2020
	€m	€m
Net employee benefit obligations-Germany	149.3	181.2
Net employee benefit obligations-Sweden	70.3	74.1
Net employee benefit obligations-Austria	5.5	5.6
Net employee benefit obligations-Switzerland	5.8	6.6
Net employee benefit obligations-Italy	4.6	4.7
Net employee benefit obligations-total of other countries	8.7	4.0
Total net employee benefit obligations	244.2	276.2

The net obligation of €8.7 million (December 31, 2020: €4.0 million) in respect of other countries is the aggregate of a number of different types of minor schemes, each one not being considered individually material.
The amount included in the Statement of Financial Position arising from the Company’s obligations in respect of its defined benefit retirement plans and other post-employment benefits is as follows:

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
December 31, 2021	€m	€m	€m
Present value of unfunded employee benefit obligations	77.5	11.1	88.6
Present value of funded employee benefit obligations	264.0	—	264.0
Subtotal present value of employee benefit obligations	341.5	11.1	352.6
Fair value of plan assets	(108.4)	—	(108.4)
Recognized liability for net employee benefit obligations	233.1	11.1	244.2

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
December 31, 2020	€m	€m	€m
Present value of unfunded employee benefit obligations	79.6	9.0	88.6
Present value of funded employee benefit obligations	285.5	—	285.5
Subtotal present value of employee benefit obligations	365.1	9.0	374.1
Fair value of plan assets	(97.9)	—	(97.9)
Recognized liability for net employee benefit obligations	267.2	9.0	276.2

Reconciliation from the opening balances to the closing balances for the net employee benefit obligation and its components, including the amounts recognized in the Consolidated Statement of Profit or Loss and the Consolidated Statement of Comprehensive Income:

	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit obligation
	2021	2020	2021	2020	2021	2020
	€m	€m	€m	€m	€m	€m
Balance at January 1	374.1	323.9	(97.9)	(86.4)	276.2	237.5
Included in the Consolidated Statement of Profit or Loss
Current service cost	7.9	6.6	—	—	7.9	6.6
Interest cost (income)	2.2	3.7	(0.5)	(1.0)	1.7	2.7
	10.1	10.3	(0.5)	(1.0)	9.6	9.3
Included in the Consolidated Statement of Comprehensive Income
Actuarial (gain) loss arising from:
–demographic assumptions	(1.5)	—	—	—	(1.5)	—
–financial assumptions	(26.8)	29.1	—	—	(26.8)	29.1
–experience adjustment	1.8	(0.8)	—	—	1.8	(0.8)
Return on plan assets, excluding interest income	—	—	(9.6)	(0.4)	(9.6)	(0.4)
Exchange adjustments	(0.3)	2.8	(0.6)	—	(0.9)	2.8
	(26.8)	31.1	(10.2)	(0.4)	(37.0)	30.7
Other
Acquired through business combinations	3.5	18.4	—	(11.8)	3.5	6.6
Contributions by employer	—	—	(1.2)	(0.5)	(1.2)	(0.5)
Contributions by members	0.8	0.4	(0.8)	(0.5)	—	(0.1)
Benefits paid	(9.1)	(10.0)	2.2	2.7	(6.9)	(7.3)
	(4.8)	8.8	0.2	(10.1)	(4.6)	(1.3)
Balance at December 31	352.6	374.1	(108.4)	(97.9)	244.2	276.2
Current service cost is allocated between cost of sales and other operating expenses. Interest on net employee benefit obligation is disclosed in net financing costs.
The cumulative amount of actuarial losses recognized is as follows:

	Year ended December 31, 2021	Year ended December 31, 2020
	€m	€m
Cumulative amount of actuarial losses recognized in Consolidated Statement of Comprehensive Income	40.5	77.5
The fair value of plan assets, all at quoted prices are as follows:

	December 31, 2021	December 31, 2020
	€m	€m
Equities	32.7	24.5
Debt instruments	42.7	44.1
Property	20.3	17.1
Other	12.7	12.2
Total	108.4	97.9

The following are the principal actuarial assumptions at the reporting date for the defined benefit retirement plans in Germany, Sweden, Austria, Switzerland and Italy. The remaining employee benefit plans are not considered to be material, individually and in aggregate, and therefore we do not provide disclosure of the individual actuarial assumptions for those plans:

	Defined benefit retirement plans
December 31, 2021	Germany	Sweden	Austria	Switzerland	Italy
Discount rate	1.10%	1.80%	0.90%	0.10%	0.35%
Inflation rate	2.00%	2.20%	2.00%	1.00%	1.50%
Rate of increase in salaries	2.80%	3.20%	2.00%	1.50%	2.63%
Rate of increase for pensions in payment	1%-2%	2.20%	—	—	—

	Defined benefit retirement plans
December 31, 2020	Germany	Sweden	Austria	Switzerland	Italy
Discount rate	0.55%	1.05%	1.00%	0.15%	0.33%
Inflation rate	2.00%	1.50%	2.00%	0.20%	1.00%
Rate of increase in salaries	2.80%	2.50%	2.00%	0%-2.50%	2.63%
Rate of increase for pensions in payment	1%-2%	1.50%	—	—	—

In valuing the liabilities of the pension fund at December 31, 2021 and December 31, 2020, mortality assumptions have been made as indicated below. The assumptions relating to longevity underlying the pension liabilities at the financial year end date are based on standard actuarial mortality tables and include an allowance for future improvements in longevity. The assumptions are based on the following mortality tables:
•Germany: Richttafeln 2018 G
•Sweden: DUS 14
•Austria: AVÖ 2018 - P
•Switzerland: BVG 2020 GT (2020: BVG 2015 GT)
•Italy: RG48
These references are to the specific standard rates of mortality that are published and widely used in each country for the use of actuarial assessment of pension liabilities and take account of local current and future average life expectancy.

December 31, 2021 (years)	Germany	Sweden	Austria	Switzerland	Italy
Retiring at the end of the year:
Male	21	22	23	22	21
Female	24	24	26	24	22

December 31, 2020 (years)	Germany	Sweden	Austria	Switzerland	Italy
Retiring at the end of the year:
Male	21	22	23	21	21
Female	24	24	26	24	22

The history of experience adjustments from inception of the Company for the employee benefit plans is as follows:

	December 31, 2021	December 31, 2020	December 31, 2019
	€m	€m	€m
Present value of defined benefit obligations	341.5	365.1	314.9
Fair value of plan assets	(108.4)	(97.9)	(86.4)
Recognized liability in the scheme	233.1	267.2	228.5
Experience losses/(gains) on plan liabilities	1.8	(0.8)	0.2
Experience gains on plan assets	(9.6)	(0.4)	(5.1)
Net defined benefit obligation - sensitivity analysis
The effect of a 1 percentage point movement in the most significant assumptions for the year ended December 31, 2021 is as follows:

	Increase	Decrease
	€m	€m
Discount rate	(54.6)	71.9
Inflation rate	47.4	(38.7)
Rate of increase in salaries	15.2	(11.5)
Rate of increase for pensions in payment	47.6	(37.0)
There are no deficit elimination plans for any of the defined benefit plans. Expected contributions and payments to post-employment benefit plans for the period ending December 31, 2021 are €6.7 million. The weighted average duration of the defined benefit obligations is 18.9 years.

24)Provisions

	Restructuring	Onerous/ unfavorable contracts	Provisions related to other taxes	Other	Total
	€m	€m	€m	€m	€m
Balance at December 31, 2019	7.4	1.2	6.9	31.3	46.8
Additional provision in the period	15.6	—	0.1	13.4	29.1
Release of provision	—	(0.7)	(0.4)	(6.0)	(7.1)
Utilization of provision	(10.4)	(0.5)	—	(5.9)	(16.8)
Foreign exchange	0.3	—	—	(0.5)	(0.2)
Balance at December 31, 2020	12.9	—	6.6	32.3	51.8
Acquired through business combinations	—	—	0.3	3.8	4.1
Additional provision in the period	2.6	—	1.0	2.5	6.1
Release of provision	(0.1)	—	—	(4.0)	(4.1)
Utilization of provision	(9.8)	—	—	(6.9)	(16.7)
Foreign exchange	—	—	—	1.0	1.0
Balance at December 31, 2021	5.6	—	7.9	28.7	42.2
Analysis of total provisions:				December 31, 2021	December 31, 2020
Current				39.3	45.7
Non-current				2.9	6.1
Total				42.2	51.8
Restructuring
The €5.6 million (2020: €12.9 million) provision relates to committed plans for certain restructuring activities of exceptional nature which are due to be completed within the next 12 months.
The amounts have been provided based on the latest information available on the likely remaining expenditure required to complete the committed plans. An additional provision of €2.6 million has been made and €9.8 million has been utilized in the year ended December 31, 2021.
Provisions relating to other taxes
The €7.9 million (2020: €6.6 million) provision relates to other, non-income taxes due to tax authorities after tax investigations within certain operating subsidiaries within the Nomad Group.
Other
Other provisions include €3.9 million (December 31, 2020: €4.4 million) of contingent liabilities acquired as part of the Goodfella’s Pizza acquisition that are indemnified by the Seller’s insurance policies, €4.3 million (December 31, 2020: €4.7 million) of obligations in Italy, €4.6 million (December 31, 2020: €6.1 million) for asset retirement obligations, €1.3 million (December 31, 2020: €1.9 million) of pre-acquisition related liabilities related to the acquisition date liabilities of Aunt Bessie's Limited, €2.4 million (December 31, 2020: €6.6 million) of provisions in the period relate to employer taxes on the Long-term Incentive Plan (see Note 8) which would become payable on the issuance of shares, and other obligations from previous accounting periods.

25)Share capital, Capital reserve and Founder Preferred Shares Dividend reserve
Share capital and capital reserve

	As at December 31, 2021	As at December 31, 2020
	€m	€m
Authorized:
Unlimited number of Ordinary Shares with nil nominal value issued at $10.00 per share	n/a	n/a
Unlimited number of Founder Preferred Shares with nil nominal value issued at $10.00 per share	n/a	n/a
Issued and fully paid:
173,559,173 (December 31, 2020: 172,180,897) Ordinary Shares with nil nominal value	1,639.6	1,636.9
1,500,000 (December 31, 2020: 1,500,000) Founder Preferred Shares with nil nominal value	10.6	10.6
Total share capital and capital reserve	1,650.2	1,647.5
Listing and share transaction costs	(27.1)	(27.0)
Total net share capital and capital reserve	1,623.1	1,620.5

Ordinary Shares

Issued and Repurchased Ordinary shares (in millions)
Balance at December 31, 2019	194.5
Shares issued in the year	7.6
Shares repurchased in the year	(29.9)
Balance at December 31, 2020	172.2
Shares issued in the year	5.0
Shares repurchased in the year	(3.6)
Balance at December 31, 2021	173.6
Note 8(b) sets out the Non-Executive Director, Initial Director Options and Director and Senior Management Restricted share awards.
Note 27 sets out the Founder Preferred Share Dividends issued as ordinary shares in all years presented.
On March 13, 2020, the Company announced a share repurchase program to purchase up to an aggregate of $300.0 million of the Company’s ordinary shares. Acquisitions pursuant to the stock repurchase program may be made from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions. After the announcement, the Company entered into a series of open-market repurchases. During 2020, 11,913,682 ordinary shares at an average price of $21.04, for aggregate gross costs of $250.9 million (€217.4 million) had been repurchased and canceled. Directly attributed transaction costs of €0.2 million were incurred. During 2021, a further 507,396 ordinary shares were repurchased and cancelled at an average price of $25.29 for aggregate gross costs of $12.8 million (€10.5 million) under this authorization.
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

On August 5, 2021, the Company announced a new share repurchase program to purchase up to an aggregate of $500.0 million of the Company’s ordinary shares, to be executed in the period to August 2024. Acquisitions pursuant to the stock repurchase program may be made from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions, at the Company's discretion, as permitted by securities laws and other legal requirements. Pursuant to the program, as at December 31, 2021, 3,090,082 ordinary shares had been repurchased and canceled at an average price of $24.50, for aggregate gross costs of $75.8 million (€67.1 million). Directly attributed transaction costs of €0.1 million were incurred.
Listing and share transaction costs
As at December 31, 2021, cumulative listing and share transaction costs, which includes the total cost of admission and share issuance expenses, as well as costs associated with share repurchases were €27.1 million and are disclosed as a deduction directly against the capital reserve.

€m
At December 31, 2019	24.9
Share transaction costs	2.1
At December 31, 2020	27.0
Share transaction costs	0.1
At December 31, 2021	27.1
Obligation to purchase shares
As part of the August 5, 2021 authorized share repurchase program, the Company entered into share purchases at agreed prices, totaling 135,621 shares in late 2021 which had not been settled and were therefore not owned by Nomad until early 2022. As a result, the Company recorded €3.0 million within accounts payable to recognize the liability for those shares, with a corresponding other receivable to reflect the value of the shares to be received upon settlement.

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

Share based compensation reserve
€m
Balance as of January 1, 2021	8.3
Non-Executive Director restricted share awards charge	0.8
Directors and Senior Management share awards charge	4.3
Shares issued upon vesting of awards	(0.7)
Reclassification of awards for settlement of tax liabilities	(5.8)
Balance as of December 31, 2021	6.9

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
The Preferred Shares Annual Dividend amount is determined with reference to the Dividend Determination Period of a financial year, i.e. the last ten consecutive trading days and calculated as 20% of the increase in the volume weighted average share price of our ordinary shares across the determination period compared to the highest price previously used in calculating the Founder Preferred Share Annual Dividend Amounts (currently $25.2127) multiplied by 140,220,619 Preferred Share Dividend Equivalent (the “Preferred Share Dividend Equivalent”). The Preferred Share Dividend Equivalent is equal to the number of ordinary shares outstanding immediately following the Iglo Acquisition, but excluding the 13.7 million ordinary shares issued to the seller of the Iglo Group. The Founder Preferred Shares Annual Dividend Amount is paid for so long as the Founder Preferred Shares remain outstanding.

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
As of December 31, 2021, no Founder Preferred Shares Annual Dividend Amount was due, as the average price per ordinary share for the last ten consecutive trading days of the year did not reach the previously achieved 2020 Dividend Price of $25.2127.

Founder Preferred Shares Dividend Reserve
€m
Balance as of January 1, 2021	245.5
Settlement of dividend through share issue	(79.5)
Balance as of December 31, 2021	166.0

28)Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations, as well as from the translation of liabilities that hedge the Company’s net investment in a foreign subsidiary.

	Year ended December 31,
	2021	2020	2019
	€m	€m	€m
Balance as of January 1	84.7	94.8	88.8
Adjustment on adoption of hedge accounting under IFRS 9	1.6	—	—
Restated balance as of January 1	86.3	94.8	88.8
Foreign currency translation adjustments	31.7	(23.6)	19.2
Net deferred (losses)/gains on net investment hedges (1)	(12.9)	13.5	(13.2)
Total presented in Other Comprehensive Income	18.8	(10.1)	6.0
Balance as of December 31	105.1	84.7	94.8

(1) (Losses)/gains on net investment hedges are offset by €24.6 million of gains (2020: losses of €25.7 million, 2019: gains of €19.0 million) on GBP net investments included within the foreign currency translation adjustments.

The translation reserve as at December 31, 2021 does not include any balances relating to continuing hedging relationships. As at December 31, 2020, the translation reserve included €17.3 million relating to continuing hedging relationships in respect of GBP net investments. The translation reserve as at December 31, 2021 included €50.8 million (2020: €46.4 million) relating to a discontinued hedging relationship in respect of GBP net investments.
29)    Other reserves
Under IFRS, cost of hedging allows firms to separately account for the fair value movement attributable to foreign currency basis under other comprehensive income (OCI) thereby excluding its impact from the hedge designation itself. Details of the Company's cash flow hedge accounting is detailed in Note 33.
The table below shows the movement in the cash flow hedging reserve and cost of hedging reserve during the year, including the gains or losses arising on the revaluation of hedging instruments during the year and the amount reclassified from Other Comprehensive Income ("OCI") to the Consolidated Statement of Profit or Loss in the year.

	Cross currency interest rate swaps	Forward currency contracts	Total Cash flow hedge reserve	Cost of Hedging reserve	Total Other reserves
	€m	€m	€m	€m	€m
Balance as of January 1, 2019	0.9	7.6	8.5	—	8.5
Change in fair value of hedging instrument recognized in OCI for the year	28.1	3.8	31.9	—	31.9
Reclassified to cost of goods sold	—	(21.8)	(21.8)	—	(21.8)
Reclassified from OCI to finance costs	(37.4)	—	(37.4)	—	(37.4)
Deferred tax	1.6	4.0	5.6	—	5.6
Balance as of December 31, 2019	(6.8)	(6.4)	(13.2)	—	(13.2)
Change in fair value of hedging instrument recognized in OCI for the year	(63.7)	(20.0)	(83.7)	—	(83.7)
Reclassified to cost of goods sold	—	0.2	0.2	—	0.2
Reclassified from OCI to finance costs	66.2	—	66.2	—	66.2
Deferred tax	(0.2)	6.2	6.0	—	6.0
Balance as of December 31, 2020	(4.5)	(20.0)	(24.5)	—	(24.5)
Reallocation for IFRS 9 changes to policy (start of the year)	2.8	—	2.8	(4.4)	(1.6)
Transferred to the carrying value of inventory	—	27.6	27.6	—	27.6
Change in fair value of hedging instrument recognized in OCI for the year	73.3	9.3	82.6	2.4	85.0
Reclassified from OCI to finance costs	(64.1)	—	(64.1)	1.7	(62.4)
Deferred tax	(2.4)	(11.1)	(13.5)	(0.1)	(13.6)
Balance as of December 31, 2021	5.1	5.8	10.9	(0.4)	10.5

30)Earnings per share
Basic earnings per share

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Profit for the period attributable to equity owners of the parent (€m)	181.0	225.2	154.0
Weighted average Ordinary Shares and Founder Preferred Shares	178,070,770	194,019,070	192,004,803
Basic earnings per share (€’s)	1.02	1.16	0.80
For the year ended December 31, 2021, basic earnings per share is calculated by dividing the profit attributable to the shareholders of the Company of €181.0 million (year ended December 31, 2020: €225.2 million, year ended December 31, 2019: €154.0 million) by the weighted average number of Ordinary Shares of 176,570,770 (December 31, 2020: 192,519,070, year ended December 31, 2019: 190,504,803) and Founder Preferred Shares of 1,500,000 (December 31, 2020: 1,500,000, year ended December 31, 2019: 1,500,000).
Diluted earnings per share

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Profit for the period attributable to equity owners of the parent (€m)	181.0	225.2	154.0
Weighted average Ordinary Shares and Founder Preferred Shares	178,070,770	197,894,106	198,425,877
Diluted earnings per share (€’s)	1.02	1.14	0.78
For the year ended December 31, 2021, the number of shares in the diluted earnings per share calculation include nil shares for the dilutive impact of the Ordinary shares to settle the Founder Preferred Shares Annual Dividend for the year ended December 31, 2021, as no shares were due to be issued. Refer to Notes 27 and 38 for further details.

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

	Cash / non-cash	Total loans and borrowings (Note 21)	Financial payables (Note 22)	Derivatives: (Net) Fair value of forward foreign exchange and currency swap contracts FVPTL	Derivatives: (Net) Fair value of cross currency interest rate swaps
		€m	€m	€m	€m
Opening balance January 1, 2021		1,758.8	3.3	0.2	72.3
Cash inflow (1)	Cash	800.0	—	0.3	1.4
Cash outflow (2)	Cash	(436.0)	(38.1)	—	(2.3)
Interest accretion (3)	Cash	2.2	57.6	—	—
Acquired through business combinations	Non-cash	19.6	—	—	—
Exchange movement	Non-cash	64.1	(0.2)	—	—
Fair value changes	Non-cash	—	—	(0.1)	(44.0)
Other non-cash adjustments	Non-cash	18.7	(2.9)	—	(6.8)
Closing balance December 31, 2021		2,227.4	19.7	0.4	20.6

	Cash / non-cash	Total loans and borrowings (Note 21)	Financial payables (Note 22)	Derivatives: (Net) Fair value of forward foreign exchange and currency swap contracts FVPTL	Derivatives: (Net) Fair value of cross currency interest rate swaps
		€m	€m	€m	€m
Opening balance January 1, 2020		1,875.3	4.1	(0.2)	15.3
Cash inflow (1)	Cash	—	—	—	6.8
Cash outflow (2)	Cash	(32.0)	(57.0)	(2.2)	(3.9)
Interest accretion (3)	Cash	5.2	58.8	—	—
Acquired through business combinations	Non-cash	0.4	—	—	—
Exchange movement	Non-cash	(71.7)	0.9	—	—
Fair value changes	Non-cash	—	—	2.6	54.1
Other non-cash adjustments	Non-cash	(18.4)	(3.5)	—	—
Closing balance December 31, 2020		1,758.8	3.3	0.2	72.3
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

(3) Interest accretion includes interest on lease liabilities.

32)Cash flows from operating activities

		Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	Note	€m	€m	€m
Cash flows from operating activities
Profit for the period		181.0	225.1	153.6
Adjustments for:
Exceptional items	7	45.3	20.6	54.5
Non-cash fair value purchase price adjustment of inventory	5	8.4	—	—
Share based payments expense		5.1	9.0	14.9
Depreciation and amortization		71.6	67.6	68.3
Loss on disposal and impairment of property, plant and equipment		0.7	0.9	0.6
Net finance costs	10	106.0	63.7	73.2
Taxation	11	55.7	70.4	56.7
Operating cash flow before changes in working capital, provisions and exceptional items		473.8	457.3	421.8
(Increase)/decrease in inventories		(23.8)	(12.7)	23.5
Decrease/(increase) in trade and other receivables		24.1	(1.8)	(34.4)
(Decrease)/increase in trade and other payables		(25.0)	107.2	(40.6)
Increase in employee benefit and other provisions		1.2	2.0	6.6
Cash generated from operations before tax and exceptional items		450.3	552.0	376.9
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

On July 29, 2021 the Company extended its CCIRS used to hedge the foreign currency and interest rate risk on the current Senior USD Loan from May 2022 to May 2024 to align with the maturity date of the USD Term Loan. As part of the transaction, the EUR fixed rate paid by the Company has been amended and reflected in the underlying interest cost. The transaction was considered to be a substantial modification of the hedging instruments, so is considered to be a new hedging relationship which will give rise to some ineffectiveness in future periods. CCIRS contracts that were previously used as a net investment hedge of the Company’s investments in Pound Sterling have also been extinguished. A change in fair value of the CCIRS arose as a consequence of the transaction, which the Company has elected to write-off immediately as a cost of extinguishment. This non-cash loss of €6.8 million, as well as the write-off of the cost of hedging reserves associated with the discontinued net investment hedge, are presented as a one-off charge for the transaction as disclosed in Note 10. The cash flow hedge reserve related to the previous hedge relationship will be released on a straight line basis until May 2022.

As at December 31, 2021, the Company has $916.4 million of U.S. Dollar LIBOR floating rate debt. The Company uses cross currency interest rate swaps to convert this into €827.8 million of debt with a fixed rate of interest and designated as a cash flow hedge.

In creating cash flow hedges over U.S. Dollar debt, the Company enters into cross currency hedging arrangements with matching critical terms as the hedged item, such as reference rate, reset dates, payment dates, and notional amount. As part of the extension of the cross currency interest rate swaps on July 29, 2021 the Company entered into off market derivatives with an embedded financing component. Amortization of the embedded financing component shall lead to some ineffectiveness in the hedging relationship.

There was no material ineffectiveness during 2021 in relation to the cross currency interest rate swaps.

The effects of the cash flow hedging instruments on the Company's financial position and performance are as follows:

All amounts stated in €m, unless otherwise stated	December 31, 2021	December 31, 2020
USD - cross currency interest rate swaps
Carrying amount of liability	(20.6)	(89.5)
Notional amount (USD)	$916.4	$926.0
Maturity date	5/15/2024	5/15/2022
Change in fair value of outstanding hedging instruments since January 1	68.9	(71.0)
(Gain)/loss in value of hedged item used to determine effectiveness	(69.6)	71.0
Weighted average hedged rate for the year	1.11	1.11

The effects of the net investment hedging instruments on the Company's financial position and performance are as follows:

All amounts stated in €m, unless otherwise stated	December 31, 2021	December 31, 2020
UK cross-currency interest rate swaps hedge
Carrying amount of cross-currency interest rate swaps	—	14.3
Notional amount (GBP)	—	£220.2
Maturity date	7/29/2021	5/15/2022
Change in fair value of cross-currency interest rate swaps as a result of foreign currency movements since January 1	(12.9)	13.5
Loss/(gain) in value of hedged item used to determine hedge effectiveness	12.9	(13.5)
Weighted average hedged rate for the year	1.19	1.19

The impact of the net investment hedge is taken directly to equity via the foreign currency translation reserve. The amount taken to this reserve that arose on the translation of the notional component of cross currency interest rate swaps was a loss of €12.9 million (2020: €13.5 million gain).

In determining hedge effectiveness for a net investment hedge, the economic relationship between hedging instrument and balance sheet exposure should be established including the notional amount and currency of the underlying investment. Hedge ineffectiveness may arise due to the value of the hedged item being less than the notional value of the hedging instrument. There was no material ineffectiveness in the net investment hedge in either 2021 or 2020. The ineffective amount taken through the Consolidated Statements of Profit or Loss in 2021 amounted to €nil (2020: €nil).

The Company's policy is to reduce its risk of foreign exchange movements on material operating cash flows in currencies other than the operating entity's functional currency using forward foreign exchange contracts designated as cash flow hedges. These forecast cash flows represent the hedged item and is subject to management assessment.

In order to qualify as a cash flow hedge, the hedging instrument must meet the requirements of IFRS 9, including alignment of the critical terms between the hedging instrument and hedged item. The group designates the forward component of forward contracts as the hedging instrument.

Hedge ineffectiveness may arise if timing of the forecast transaction changes from what was originally estimated, if credit dominates the relationship between hedged item of hedging instrument. There was no material ineffectiveness during 2021 in relation to the forward foreign exchange contracts.

The effects of the foreign currency hedging instruments on the Company's financial position and performance are as follows:

As at December 31, 2021	EUR/USD	GBP/USD	GBP/EUR	SEK/EUR	SEK/USD	Other Currencies
	€m	€m	€m	€m	€m	€m
Derivative financial instruments - forward currency contracts
Carrying amount of (liability)/asset	17.5	1.2	(6.7)	0.5	0.1	0.3
Notional amount	343.6	58.4	244.7	70.4	4.5	96.4
Fair value (gains)/losses of outstanding hedging instruments since January 1	(26.3)	(0.5)	12.0	(0.9)	13.5	0.6
Weighted average hedge rate for the year	1.20	1.38	1.15	0.10	0.11	—

As at December 31, 2020	EUR/USD	GBP/USD	GBP/EUR	SEK/EUR	SEK/USD	Other Currencies
	€m	€m	€m	€m	€m	€m
Derivative financial instruments - forward currency contracts
Carrying amount of asset/(liability)	(21.9)	(3.7)	1.4	(4.0)	(2.6)	(0.5)
Notional amount	249.0	53.5	159.0	77.3	14.1	16.8
Fair value (gains)/losses of outstanding hedging instruments since January 1	(20.6)	(2.0)	8.5	(4.2)	(2.2)	0.8
Weighted average hedge rate for the year	1.13	1.28	1.12	0.09	0.10	0.21

Gains/losses in the year from foreign exchange swap contracts used for liquidity purposes designated as fair value through the Consolidated Statements of Profit or Loss amounted to a €0.6 million gain (2020: €2.4 million loss, 2019: €4.8 million gain).

Losses in the year from cross currency interest rate swap contracts designated as fair value through the Consolidated Statement of Profit or Loss amounted to a €14.3 million loss (2020: €3.2 million loss, 2019: €13.6 million loss).

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
Foreign Exchange
translation risk    The Company is exposed to foreign exchange translation risk arising from the translation of assets and liabilities denominated in currencies other than the Euro. Key areas of foreign currency exposure include non-Euro debt and investments in subsidiaries not held in Euro. Company policy is to mitigate the potential foreign exchange translation risk by converting where appropriate, borrowings into Euro. This has been achieved on the Senior USD Loan through the use of cross currency interest rate swaps designated as a cash flow hedge. The Company also hedged translation exposure on consolidation of GBP net assets through the use of cross currency interest rate swaps designated as a net investment hedge. The net investment hedge was discontinued when CCIRS contracts that were used as a net investment hedge of the Company’s investments in Pound Sterling were extinguished.

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

Mitigation & Impact on    The Company’s policy is to reduce this risk by using foreign exchange forward contracts
Statement of Financial    that are designated as cash flow hedges.
Position / Equity
    As at December 31, 2021, the fair value of USD forward contracts entered into to hedge the future purchase of U.S. Dollars in EUR, GBP and SEK functional currency entities is an asset of €18.8 million (2020: €28.3 million liability). All forecast transactions are still expected to occur. As at December 31, 2021, 95.1% (2020: 87.9%) of forecast future U.S. Dollar payments to the end of 2022 were hedged through the use of forward contracts and existing cash. All forward contracts have been designated as cash flow hedges and have a maturity within the next 12 months.

The fair value of the Euro forward contracts with reference to non-Euro functional currencies as at December 31, 2021, is a liability of €5.9 million (2020: €3.1 million). As at December 31, 2021, 77.2% (2020: 84.9%) of forecast future net Euro payments to the end of 2022 were hedged through the use of forward contracts and existing cash. All forward contracts have been designated as cash flow hedges and have a maturity within the next 12 months.

Sensitivity analysis    During 2021, the Euro weakened by 7.3% against Pound Sterling (2020: strengthened by 5.2%, 2019: weakened by 5.3%), weakened by 7.8% against the U.S. Dollar (2020: strengthened by 9.6%, 2019: weakened by 2.0%) and strengthened by 1.8% against the Swedish Krona (2020: weakened by 3.8%, 2019: strengthened by 2.2%).

The table below illustrates the hypothetical sensitivity of the Company’s reported profit and closing equity to a 1% movement in the EUR/GBP, EUR/USD and EUR/SEK exchange rates at the reporting date, assuming all other variables remain unchanged. This analysis is for illustrative purposes only, as in practice the foreign exchange rates rarely change in isolation. Figures are presented post-tax.

The analysis assumes that exchange rate fluctuations on foreign exchange derivatives that form part of an effective cash flow hedge relationship affect the cash flow hedge reserve in equity. For foreign exchange derivatives which are not designated hedges, movements in exchange rates impact the Income Statement.

Positive figures represent an increase in profit or equity.

	Profit or loss		Equity
	2021	2020	2021	2020
	€m	€m	€m	€m
1% increase in the value of the Euro against Pound Sterling	—	0.7	1.5	2.8
1% increase in the value of the Euro against U.S. Dollar	—	—	(2.0)	(1.4)
1% increase in the value of the Euro against Swedish Krona	(0.4)	(0.4)	0.4	0.5

A 1% decrease in the value of the Euro against the currencies identified in the table above would result in a equal and opposite movement to the values disclosed in the table above. This analysis is for illustrative purposes.

On an annualized 2021 basis, and assuming all other factors remain constant, for each 1% movement in value of the Euro against Pound Sterling, the impact to the Company profit or loss before tax would be approximately €3.3 million (2020: €3.0 million), excluding the impact of any forward contracts.

On an annualized 2021 basis, and assuming all other factors remain constant, for each 1% movement in value of the Euro against the U.S. Dollar, the impact to the Company profit or loss before tax would be approximately €3.0 million (2020: €3.0 million), excluding the impact of any forward contracts.

On an annualized 2021 basis, and assuming all other factors remain constant, for each 1% movement in value of the Euro against Swedish Krona, the impact to the Company profit or loss before tax would be approximately €1.0 million (2020: €1.1 million), excluding the impact of any forward contracts.

We do not expect purchase levels to be materially different in the coming year.

Interest rate risk
Description    The Company is exposed to changes in interest rates to the extent that it enters into floating rate borrowings, including the senior loans.

Mitigation & Impact on
Equity / Income The Company’s policy on interest rate risk is to mitigate the Company’s exposure to fluctuations
Statement    in interest rates.

    As a result of decisions taken by national regulators, GBP LIBOR and certain USD LIBOR time periods were phased out at the end of Dec 2021 and replaced by alternative reference indexes (SONIA and SOFR). Our expectation is that both debt agreements and hedging contracts will be aligned to the new benchmarks as they become known, and as such it is highly probable that the existing hedging relationships can be continued. It is expected that the transition to the new benchmarks, to the extent not already reflected in the current financing facilities, will occur during the refinance of the USD Term Loan.

There are no current plans to phase out EURIBOR. If EURIBOR ceases to exist, we will need to renegotiate our Senior Facilities Agreement with our lenders and associated cross currency interest rate swaps.

Sensitivity analysis    During 2021, three month EURIBOR rates remained below zero (2020: no change). Within the Euro denominated senior loans, there is a EURIBOR floor of 0%.

If interest rates were to move by 1%, this would have a correspondingly decrease or increase in the Company’s profit/(loss) before tax by approximately €2.6 million (2020: €5.6 million), subject to the EURIBOR floor of 0%.

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
Mitigation    The Company ensures that it has sufficient cash and available funding through regular cash flow and covenant forecasting. The Company uses liquidity swaps to manage timing of cash flows in non-functional currencies. These swaps are accounted for as FVTPL. In addition, the Company has access to a revolving credit facility of €175.0 million, expiring in June 2026. This is available for general corporate purposes. Currently €2.8 million is utilized for letters of credit, overdrafts, customs bonds and bank guarantees.

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

In support of its objectives, the Company may undertake actions to adjust its capital structure accordingly. Actions may include, but not limited to, raising or prepayment of Borrowings together with related derivative instruments, issuance of additional share capital, payment of dividends or share repurchase programs.
Maturity analysis
The USD senior loan includes the annual requirement to repay 1% of the original issued notional of $9.6 million (€8.7 million) (2020: €8.7 million) In addition, the Senior Facilities Agreement also includes an excess cash flow calculation whereupon an amount of principal shall be repaid based upon terms including cash generated and leverage. Based upon the calculation as at December 31, 2021, no excess cash flow will be repayable in 2022 (2020: nil repayable in 2021).
The tables below show a maturity analysis of contractual undiscounted cash flows prepared using forward interest rates where applicable, showing items at the earliest date on which the Company could be required to pay the liability:

2021	2022	2023	2024	2025	2026	Over 5 years	Total
	€m	€m	€m	€m	€m	€m	€m
Borrowings-principal	8.5	8.5	791.7	—	—	1,353.2	2,161.9
Borrowings-interest	57.5	63.5	50.4	34.0	34.1	67.0	306.5
Forward contracts Sell	805.3	—	—	—	—	—	805.3
Forward contracts Buy	(818.0)	—	—	—	—	—	(818.0)
Cross Currency Interest Rate Swaps Pay	25.0	24.9	818.5	—	—	—	868.4
Cross Currency Interest Rate Swaps Receive	(30.8)	(38.0)	(808.0)	—	—	—	(876.8)
Lease Liabilities	23.1	18.2	11.2	7.3	5.6	25.2	90.6
Trade and other payables excluding non-financial liabilities	647.1	—	—	—	—	—	647.1
Total	717.7	77.1	863.8	41.3	39.7	1,445.4	3,185.0

2020	2021	2022	2023	2024	2025	Over 5 years	Total
	€m	€m	€m	€m	€m	€m	€m
Borrowings-principal	7.8	7.8	7.8	1,683.1	—	—	1,706.5
Borrowings-interest	46.6	46.8	47.2	20.4	—	—	161.0
Forward contracts Sell	677.3	—	—	—	—	—	677.3
Forward contracts Buy	(647.5)	—	—	—	—	—	(647.5)
Cross Currency Interest Rate Swaps Pay	38.5	1,135.9	—	—	—	—	1,174.4
Cross Currency Interest Rate Swaps Receive	(34.6)	(1,059.0)	—	—	—	—	(1,093.6)
Lease Liabilities	17.2	13.6	9.9	6.2	5.2	28.1	80.2
Trade and other payables excluding non-financial liabilities	601.1	—	—	—	—	—	601.1
Total	706.4	145.1	64.9	1,709.7	5.2	28.1	2,659.4
34)Financial instruments

Categories of financial instruments
The following table shows the carrying amount of each Statement of Financial Position class split into the relevant category of financial instrument as defined in IFRS 9 'Financial Instruments'.

	Financial assets at amortized cost	Financial Assets at Fair Value through profit or loss	Derivatives at fair value through profit or loss	Derivatives designated in hedge relationships	Financial liabilities at amortized cost	Total
2021	€m	€m	€m	€m	€m	€m
Assets
Trade and other receivables	201.6	—	—	—	—	201.6
Derivative financial instruments	—	—	0.5	19.7	—	20.2
Cash and cash equivalents	254.2	—	—	—	—	254.2
Liabilities
Trade and other payables excluding non-financial liabilities	—	—	—	—	(647.1)	(647.1)
Derivative financial instruments	—	—	(0.1)	(28.0)	—	(28.1)
Loans and borrowings (1)	—	—	—	—	(2,236.8)	(2,236.8)
Total	455.8	—	0.4	(8.3)	(2,883.9)	(2,436.0)
(1) Loans and borrowings excludes €9.4 million of deferred borrowing costs which are included within €2,227.4 million of total loans and borrowings in Note 21.

	Financial assets at amortized cost	Financial Assets at Fair Value through profit or loss	Derivatives at fair value through profit or loss	Derivatives designated in hedge relationships	Financial liabilities at amortized cost	Total
2020	€m	€m	€m	€m	€m	€m
Assets
Trade and other receivables	141.2	—	—	—	—	141.2
Derivative financial instruments	—	—	2.9	19.8	—	22.7
Cash and cash equivalents	393.2	—	—	—	—	393.2
Short - term investments	—	25.0	—	—	—	25.0
Liabilities
Trade and other payables excluding non-financial liabilities	—	—	—	—	(601.1)	(601.1)
Derivative financial instruments	—	—	(0.2)	(124.8)	—	(125.0)
Loans and borrowings (2)	—	—	—	—	(1,765.7)	(1,765.7)
Total	534.4	25.0	2.7	(105.0)	(2,366.8)	(1,909.7)

(2) Loans and borrowings excludes €6.9 million of deferred borrowing costs which are included within €1,758.8 million of total non-current loans and borrowings in Note 21.

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

On June 24, 2021, the Company through its indirect, wholly-owned subsidiary, Nomad Foods Bondco Plc, repaid the €400.0 million 3.25% senior secured notes due 2024 and completed a private offering of €750.0 million aggregate principal amount of 2.5% senior secured notes due June 24, 2028 (the “Notes”). Interest on the Notes accrues from the date of issue and is payable semi-annually in arrears on January 15 and July 15, commencing on January 15, 2022. The Notes are guaranteed on a senior basis by the Company and certain subsidiaries thereof. This transaction was accounted for as an extinguishment of the existing Notes and previously capitalized eligible transaction costs were written-off to the Statement of Comprehensive Income, as disclosed in Note 10. On the new Notes, eligible transaction costs of approximately €4.0 million were capitalized and will be amortized over the life of the debt.

On July 9, 2021 the Company announced that Nomad Foods Bondco Plc, an indirect, wholly-owned subsidiary of the Company, completed its private offering of €50.0 million aggregate principal amount of additional 2.5% senior secured notes due 2028, representing a tack-on to the €750.0 million aggregate principal amount of senior secured notes due 2028 issued on June 24, 2021, and issued at a price of €100.75.

On June 24, 2021, the Company amended and restated the Senior Facilities Agreement to refinance its existing €553.2 million senior secured term loan facility originally due in May 2024, through a new 7-year term facility due 2028 (the "Senior EUR Loan"), paying interest at a rate equal to EURIBOR with a zero floor plus a margin of 2.5%. This transaction was accounted for as an extinguishment of the existing debt and previously capitalized eligible transaction costs were written-off to the Statement of Comprehensive Income, as disclosed in Note 10. On the new Senior EUR Loan, eligible transaction costs of approximately €3.8 million were capitalized and will be amortized over the life of the debt.

Under the refinancing, the existing revolving credit facility of €80.0 million due 2023, was replaced with a new €175.0 million facility (the "Revolving Credit Facility") available until June 2026 with an applicable margin of 2.25% per annum and that includes a leverage ratchet. The Revolving Credit Facility may be utilized to support working capital requirements, including letters of credit and bank guarantees. The structure of the Revolving Credit Facility now also includes a pricing structure linked to environmental impact metrics during the life of the facility, and by doing so demonstrates further commitment to the Company’s sustainability strategy by incorporating ESG target KPIs covering areas of sourcing, packaging and carbon emissions.

The Company continues to have outstanding senior USD loans as at December 31, 2021 of $916.4 million (€808.6 million) (the “Senior USD Loan”). The Senior USD Loan is repayable in May 2024. The Senior USD Loan requires a repayment of $9.6 million (€8.5 million) in May each year until maturity equivalent to 1.0% of the original issued notional.

Furthermore as part of the senior loan structure, the Company is additionally required to undertake an annual excess cash flow calculation whereby additional principal could be paid.

The Company uses cross currency interest rate swaps (“CCIRS”) to convert its $916.4 million of floating rate Senior USD Loans into €827.8 million of EUR denominated debt with a fixed rate of interest, designated as a cash flow hedge.

On July 29, 2021 the Company extended its CCIRS used to hedge the foreign currency and interest rate risk on the current Senior Secured USD Term Loan from May 2022 to May 2024 to align with the maturity date of the USD Term Loan. As part of the transaction, the EUR fixed rate paid by the Company has been amended and reflected in the underlying interest cost. The transaction is considered to be a substantial modification of the hedging instruments, so is considered to be a new hedging relationship which will give rise to some ineffectiveness in future periods. CCIRS contracts that have previously been used as a net investment hedge of the Company’s investments in Pound Sterling have also been extinguished. A change in fair value of the CCIRS arose as a consequence of the transaction, which the Company has elected to write-off immediately as a cost of extinguishment. This non-cash loss, as well as the write-off of the cost of hedging reserves associated with the discontinued net investment hedge, are presented as a one-off charge for the transaction as disclosed in Note 10. The cash flow hedge reserve related to the previous hedge relationship will be released on a straight line basis until May 2022.

The senior loans, Senior Secured Notes and any drawn balances of the Revolving Credit Facility are secured with equal ranking against assets of the Company and specified subsidiaries.

	Fair value		Carrying value
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
	€m	€m	€m	€m
Senior EUR/USD loans	1,360.8	1,300.4	1,355.8	1,295.1
Other external debt	0.1	0.2	0.1	0.2
2024 fixed rate senior secured notes	—	405.8	—	400.0
2028 fixed rate senior secured notes	802.6	—	800.0	—
Less deferred borrowing costs	—	—	(9.4)	(6.9)
	2,163.5	1,706.4	2,146.5	1,688.4

Derivatives

	As at December 31, 2021	As at December 31, 2020
	€m	€m
Cross Currency Interest Rate Swaps	—	17.2
Forward foreign exchange contracts	20.2	5.5
Total assets	20.2	22.7
Cross Currency Interest Rate Swaps	(20.6)	(89.5)
Forward foreign exchange contracts	(7.3)	(35.5)
Total liabilities	(27.9)	(125.0)
Total	(7.7)	(102.3)
Offsetting of derivatives
Derivative contracts are held under International Swaps and Derivatives Association (ISDA) agreements with financial institutions. An ISDA is an enforceable master netting agreement that permits the Company to settle net in the event of default.

The following table sets out the carrying amounts of recognized financial instruments that are subject to the above agreements.

	Gross amount of financial instruments as presented upon balance sheet	Related financial instruments that are offset	Net amount
As at Dec 31, 2021	€m	€m	€m
Derivatives - assets	20.2	(10.8)	9.4
Derivatives - liabilities	(27.9)	10.8	(17.1)

	Gross amount of financial instruments as presented upon balance sheet	Related financial instruments that are offset	Net amount
As at Dec 31, 2020	€m	€m	€m
Derivatives - assets	22.7	(22.7)	—
Derivatives - liabilities	(125.0)	22.7	(102.3)
35)Commitments
Future aggregate minimum contractual payments under non-cancellable service agreements and lease rentals for short-lived and low-value assets are payable as follows:

	As at December 31, 2021	As at December 31, 2020
	€m	€m
Less than one year	2.2	1.9
Between one and three years	4.1	3.5
Between three and five years	2.2	2.0
More than five years	0.2	0.1
Total	8.7	7.5

These agreements may be subject to contractual annual increases linked to inflation indices. The payments shown above exclude the impact of these contractual increases which cannot be reliably estimated.

36)Capital commitments
Capital expenditure contracted for at the end of the reporting period but not yet incurred is as follows:

	As at December 31, 2021	As at December 31, 2020
	€m	€m
Property, plant and equipment	21.3	13.6
Intangible assets	1.7	3.4
Total	23.0	17.0

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
On January 1, 2022, the Company entered into an Amended and Restated Advisory Services Agreement with Mariposa Capital, LLC, an affiliate of Sir Martin, and TOMS Capital LLC, an affiliate of Mr. Gottesman. Pursuant to the terms of the Amended and Restated Advisory Services Agreement, Mariposa Capital, LLC and TOMS Capital LLC provide high-level strategic advice and guidance to the Company. Under the terms of the Amended and Restated Advisory Services Agreement, Mariposa Capital, LLC and TOMS Capital LLC are entitled to receive an aggregate annual fee equal to $4.0 million, payable in quarterly installments. This agreement expires on January 1st annually and will be automatically renewed for successive one-year terms unless any party notifies the other parties in writing of its intention not to renew the agreement no later than 90 days prior to the expiration of the term. The agreement may only be terminated by the Company upon a vote of a majority of its directors. In the event that the agreement is terminated by the Company, the effective date of the termination will be 6 months following the expiration of the initial term or a renewal term, as the case may be.
Total fees and expenses of €0.8 million and €0.8 million were incurred by Mariposa Capital, LLC and TOMS Capital LLC respectively in the course of their duties and were reimbursed in the year ending December 31, 2021 (year ended December 31, 2020: €1.0 million and €0.9 million respectively).
During 2020, the Company entered into an agreement with a working capital solutions specialist to facilitate a program that provides our suppliers with the ability to receive advance payments from a third party credit institution as part of our ordinary course of business payables, in exchange for a discounted invoice amount. The working capital solutions specialist is owned in part by affiliates of JRJ Group (of which one of our non-executive directors, Mr. Isaacs, is a founding partner) and TOMS Capital LLC (of which Mr. Gottesman is the founder and managing partner). Amounts paid by the Company to the working capital solutions specialist related to setup during 2020 were less than €0.1 million and are not considered to be material to either party. Ongoing fees associated with this service are received by the working capital solutions specialist directly from our suppliers utilizing the service.
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
Non-executive Directors continue to receive fees for their services as board members and to certain committees and are settled through payroll. Director fees are payable quarterly in arrears. Total Non-executive Director fees and expenses for the year ending December 31, 2021 was €0.4 million (year ended December 31, 2020: €0.3 million).
Non-Executive Directors are also eligible to an annual restricted stock grant issued under the LTIP which will vest on the earlier to occur of the date of the Company’s annual meeting of shareholders or thirteen months from the date of grant. Details of the annual restricted stock grants under the LTIP can be found in Note 8(b).
As part of its long term incentive initiatives, the Company has 2,016,855 restricted shares outstanding to the management team (the “Management Share Awards”). The Directors and Executive Officers have all been awarded shares. The associated performance metrics and valuation method is detailed in Note 8(b).

38)    Significant events after the Statement of Financial Position date
From January 1, 2022 to March 2, 2022, the Company has repurchased and canceled an additional 1,160,547 ordinary shares in open market transactions for $30.5 million (€26.9 million) under its previously announced share repurchase program authorized by Nomad’s Board of Directors in August 2021.

Item 19.    Exhibits
The following exhibits are filed as part of this annual report:
EXHIBIT INDEX

		Incorporation by Reference
Exhibit No.	Exhibit Description	Form	Exhibit No.	Period Covered or Date of Filing	Filed with this Annual Report
1.1	Amended and Restated Memorandum and Articles of Association.	6-K (001-37669)	99.1	1/14/2016
2.1	Registration Rights Agreement dated as of June 1, 2015 among Nomad Holdings Limited, Birds Eye Iglo Limited Partnership Inc, Mariposa Acquisition II, LLC, TOMS Acquisition I LLC, TOMS Capital Investments LLC and funds managed by Pershing Square.	F-1 (333-208181)	4.1	11/24/2015
2.2	Indenture dated as of May 3, 2017 among Nomad Foods Bondco PLC, Nomad Foods Limited, Deutsche Trustee Company Limited, Deutsche Bank AG, London Branch, Deutsche Bank Luxembourg S.A., and Credit Suisse AG, London Branch and the Subsidiary Guarantors named therein.	6-K (001-37669)	99.3	5/3/2017
2.3	Description of Securities.				X
4.1	Share Sale and Purchase Agreement, dated as of October 29, 2015, among Liongem Sweden 1 AB, Iglo Foods Group Limited and Nomad Foods Limited	F-1 (333-208181)	2.2	11/24/2015
4.2	Intercreditor Agreement, originally dated as of July 3, 2014, as amended and restated from time to time including, pursuant to the 2017 Amendment and Restatement Agreement among Nomad Foods Limited, Credit Suisse AG, London Branch, Deutsche Bank Company Limited and certain entities named therein.	6-K (001-37669)	99.2	5/3/2017
4.3	Amendment and Restatement Agreement, dated June 15, 2018, relating to Senior Facilities Agreement, originally dated July 3, 2014, as amended and restated from time to time, including pursuant to Amendment and Restatement Agreement dated December 20, 2017 for Nomad Foods Limited with Credit Suisse AG, London Branch.	20-F (001-37669)	4.3	2/27/2020
4.4	Nomad Foods Limited Amended and Restated Long-Term 2015 Incentive Plan.	20-F (001-37669)	4.4	2/27/2020
4.5	Nomad Foods Limited Long Term 2015 Incentive Plan Restricted Share Unit Agreement.	20-F (001-37669)	4.5	2/27/2020
4.6	Service Agreement between the Company and Stéfan Descheemaeker.	F-1 (333-208181)	10.3	11/24/2015
4.6A	Amended and Restated Service Agreement between the Company and Stéfan Descheemaeker, dated May 1, 2020.	6-K (001-37669)	99.1	5/5/2020
4.7	Service Agreement, dated as of February 15, 2018, between the Company and Samy Zekhout.	20-F (001-37669)	4.7	3/22/2018
4.8	Advisory Services Agreement, dated as of June 15, 2015, among Nomad Foods Limited, Mariposa Capital, LLC and TOMS Capital LLC.	F-1 (333-208181)	10.5	11/24/2015
4.8A	Amended and Restated Advisory Services Agreement, dated as of January 1, 2022, among Nomad Foods Limited, Mariposa Capital, LLC and TOMS Capital LLC.				X

Incorporation by Reference
Exhibit No.	Exhibit Description	Form	Exhibit No.	Period Covered or Date of Filing	Filed with this Annual Report
8.1	List of Significant Subsidiaries.				X
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.				X
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.				X
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
15.1	Consent of PricewaterhouseCoopers LLP				X
101.INS	XBRL Instance Document				X
101.SCH	XBRL Taxonomy Extension Schema Document				X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document				X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document				X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document				X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document				X

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.
Date:    March 3, 2022

NOMAD FOODS LIMITED

By: /s/ Samy Zekhout
Name: Samy Zekhout
Title: Chief Financial Officer