Form 20-F
period 2022-12-31
Nomad Foods Ltd
filed 2023-02-23
CIK 1651717

`

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2022

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 172,550,253 Ordinary Shares and 1,500,000 Preferred Shares.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP☐	International Financial Reporting Standards as Issued by the International Accounting Standards Board☒	Other☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐  Item 17    ☐  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐  Yes    ☒  No
6

i

TERMS USED IN THIS REPORT
Unless the context otherwise requires, in this annual report, the term(s) “we,” “us,” “our,” “Company,” “Nomad” and “our business” refer to Nomad Foods Limited and its consolidated subsidiaries.
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
The historical financial information for the Company has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS IASB”) and International Financial Reporting Standards as adopted by the European Union (together with IFRS IASB, “IFRS”) which can differ in certain significant respects from U.S. GAAP.
Unless otherwise noted, all financial information for the Company provided in this annual report is denominated in Euros.
Historical Financial Information
This annual report includes our consolidated financial statements at and as of the years ended December 31, 2022 (the “Fiscal 2022 Period”), December 31, 2021 (the “Fiscal 2021 Period”) and December 31, 2020 (the “Fiscal 2020 Period”).
Non-IFRS Financial Measures
In this annual report, we present certain supplemental financial measures that are not recognized by IFRS. These financial measures are unaudited and have not been prepared in accordance with IFRS, SEC requirements or the accounting standards of any other jurisdiction. The non-IFRS financial measures used in this annual report are Adjusted Gross Profit, Adjusted Gross Margin, Adjusted EBITDA and Adjusted EBITDA margin. For additional information on why we present non-IFRS financial measures, the limitations associated with using non-IFRS financial measures and reconciliations of our non-IFRS financial measures to the most comparable applicable IFRS measure, see Item 5: Operating and Financial Review and Prospects.
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
•our expectations concerning our capital expenditures in 2023;
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
•the anticipated benefits of diversifying our sources of sustainable food products and reduced exposure to Russia;
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
•the commercial success of our Green Cuisine brand of products, including as a result of its expansion into continental Europe, and other innovations introduced to the markets, and other innovations introduced to the markets and our ability to accurately forecast the brand’s performance;
•our ability to effectively compete in our markets, including the ability of our Green Cuisine brand to effectively penetrate the markets in continental Europe;
•our ability to commercialize sustainability and accelerate our presence in discounter stores;
•economic conditions that may affect our future performance including increases in inflation and exchange rate fluctuations;
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
•our ability to successfully diversify;
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
The statement of income data for the Fiscal 2022 Period, Fiscal 2021 Period and Fiscal 2020 Period and the balance sheet data as of December 31, 2022 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this annual report.

	Year ended Dec 31 2022	Year ended Dec 31 2021	Year ended Dec 31 2020	Year ended Dec 31 2019	Year ended Dec 31 2018
	€m	€m	€m	€m	€m
Statement of Income data:
Revenue	2,939.7	2,606.6	2,515.9	2,324.3	2,172.8
Cost of sales	(2,124.4)	(1,862.3)	(1,753.4)	(1,626.4)	(1,519.3)
Gross profit	815.3	744.3	762.5	697.9	653.5
Other operating expenses	(391.2)	(356.3)	(382.7)	(359.9)	(352.7)
Exceptional items	(48.7)	(45.3)	(20.6)	(54.5)	(17.7)
Operating profit	375.4	342.7	359.2	283.5	283.1
Net finance costs	(54.4)	(106.0)	(63.7)	(73.2)	(56.0)
Profit before tax	321.0	236.7	295.5	210.3	227.1
Taxation	(71.2)	(55.7)	(70.4)	(56.7)	(56.6)
Profit for the period	249.8	181.0	225.1	153.6	170.5
Basic weighted number of shares	174,279,621	178,070,770	194,019,070	192,004,803	175,622,538
Diluted weighted number of shares	174,279,621	178,070,770	197,894,106	198,425,877	175,793,631
Basic earnings per share	1.43	1.02	1.16	0.80	0.97
Diluted earnings per share	1.43	1.02	1.14	0.78	0.97
Balance Sheet data:
Total assets	6,326.1	6,170.8	5,580.6	5,904.5	5,340.8
Total equity	2,606.2	2,299.0	2,126.1	2,556.7	2,059.1
Share capital	—	—	—	—	—

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
i.Risk Factor Summary
The risks described below include, but are not limited to, the following:
Risks Related to Our Business and Industry
•We operate in a highly competitive market.
•Sales of our products are subject to changing consumer preferences and trends.
•Our future results and competitive position are dependent on the successful development of new products and improvement of existing products.
•The ongoing conflict between Ukraine and Russia and the wider geopolitical impact of the conflict could materially and adversely affect our business.
•We may not be able to increase prices to offset inflationary pressures on costs for materials or other inputs.
•Pandemics could have a material adverse impact on our business, results of operations and financial condition.
•We are subject to the ongoing negotiations and implementation of the exit of the UK from the EU.
•We are exposed to macroeconomic and other trends that could adversely impact our operations in our Key Markets.
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
•We are exposed to local business and tax risks in many different countries.
•The price of energy and other raw materials we consume in the manufacture, storage and distribution of our products are subject to volatile market conditions.
•Our supply network and manufacturing and distribution facilities could be disrupted by climate-related factors and other factors beyond our control.
•Seasonality impacts our business, and our revenue and working capital levels may vary quarter to quarter.
•We may be unable to realize the expected benefits of actions taken to align our resources, operate more efficiently and control costs.
•We may be subject to significant disruption in our workforce or the workforce of our suppliers.
•Labor shortages and higher labor costs could adversely affect our business and financial results.
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
•We may face significant competition for acquisition opportunities.
•Any due diligence by us in connection with agreed acquisitions or potential future acquisitions may not reveal all relevant considerations or liabilities of the target business.

Risks Related to Regulations
•We could incur material costs for violations of, or liabilities under applicable directives, regulations and laws.
•We are subject to complying with a variety of regulatory schemes.
•Changes in European privacy and data protection regulations could expose us to compliance risks and costs.
Risks Related to Financial Management
•We have risks related to our indebtedness, including our ability to withstand adverse business conditions and to meet our debt service obligations.
•Our variable rate indebtedness subjects us to interest rate risk.
•Our indebtedness is subject to changes in interest reference rates.
•We are exposed to exchange rate risks.
•Changes to our payment terms with customers and suppliers may materially adversely affect our cash flows.
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
•The Founders and/or the Founder Entities may in the future enter into related party transactions with us.
General Risk Factors
•We are subject to the risk of disruptions, failures or security breaches of our information technology systems.
•Changes in accounting standards and subjective assumptions, estimates and judgments by management related to accounting matters could significantly affect our financial results.
•We may incur liabilities that are not covered by insurance.
•If we fail to or are unable to implement and maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected.
Risks Related to our Ordinary Shares
•Outstanding equity award grants under our LTIP could require us to issue additional ordinary shares.
•Our ordinary share price may be volatile.
•Securities or industry analysts may not or may cease publishing research reports about us.
•As a foreign private issuer, we are subject to different U.S. securities laws and NYSE governance standards.
•We may lose our foreign private issuer status in the future.
•The rights of shareholders under British Virgin Islands law differ from those under United States law.
•The laws of the British Virgin Islands provide limited protection for minority shareholders.
•British Virgin Islands companies may not be able to initiate shareholder derivative actions.
•Shareholders may experience a dilution of their percentage ownership.
Risks Related to Taxation
•Changes in tax law and practice may reduce any net returns for shareholders.
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
The market for frozen food is highly competitive, and further consolidation in the industry would likely increase competition. Our competitors include retailers who promote private label products and well-established branded producers that operate on both a national and an international basis across single or multiple frozen food categories. We also face competition more generally from chilled food, distributors and retailers of fresh products, baked goods and ready-made meals. We may not successfully compete with our existing competitors and new competitors may enter the market. Discounters are supermarket retailers which offer a narrow range of food and grocery products at discounted prices and which typically focus more on non-branded rather than branded products. As we enter into a period of high inflation, shoppers may move to other channels such as discounters. A continued increase in discounter sales may adversely affect the sales of our branded products. Market dynamics continue to evolve and growth rates might change by channel and over time. For example, during the COVID-19 pandemic we saw a shift in consumer behavior to online shopping. The growth in eCommerce has encouraged the entry of new competitors and business models, intensifying competition in the food industry.
In addition, it is difficult to accurately predict the pricing or promotional actions of our competitors or their effect on consumer perceptions or the success of our own advertising and promotional efforts, particularly during the current period of high inflation. Our competitors develop and launch products targeted to compete directly with our products. In order to effectively compete, our products must provide higher value and/or quality than alternatives, particularly during periods of economic uncertainty and rising prices. If not, consumers may be more likely to purchase private label products over ours. Our retail customers, most of which promote their own private label products, control the shelf space allocations within their stores and they may allocate more shelf space to private label products or to our branded competitors’ products in accordance with their respective promotional or pricing strategies. Decreases in shelf space allocated to our products, increases in competitor promotional activity, aggressive marketing strategies by competitors, changes to the strategies deployed by retailers or other factors may require us to reduce our prices or invest greater amounts in advertising and promotion of our products to ensure our products remain competitive.
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
There are a number of trends in consumer preferences which have an impact on us and the frozen food industry as a whole. These include, among others, preferences for speed, convenience and ease of food preparation; natural, nutritious and well-proportioned meals; products that are sustainably sourced and produced and are otherwise environmentally friendly and the recent trend towards meat substitutes. Concerns as to the health impacts and nutritional value of certain foods may increasingly result in food producers being encouraged or required to produce products with reduced levels of salt, sugar and fat and to eliminate trans-fatty acids and certain other ingredients, including gluten and animal products. Consumer preferences are also shaped by concern over waste reduction, the level of processing of certain products and the environmental impact of products.
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
The ongoing conflict between Ukraine and Russia and the wider geopolitical impact of the conflict could materially and adversely affect our business.
On February 24, 2022, Russian forces invaded Ukraine. While we do not have any direct operations or sales in either Russia or Ukraine, these countries are responsible for many commonly used raw materials and resources used in, or in the manufacturing of, our products such as some species of fish, edible oils (such as sunflower oil), wheat and energy. The ongoing conflict in the Ukraine, and the imposition of economic sanctions and additional tariffs could result in considerable reductions in the availability or increase the cost of such raw materials and resources. In particular, both before and following the invasion, the U.S., the EU and the UK have imposed economic sanctions and tariffs on Russia. It is not clear to what extent such sanctions and tariffs could continue to proliferate and increase, what raw materials and resources may be affected, nor for how long they will be in place. At present, there are no sanctions in place affecting any of the raw materials we buy. Our inability, and the inability of our suppliers, to source certain raw materials, particularly fish, and provide certain products to customers and consumers could materially and adversely affect our business. In addition, sanctions and tariffs are intended to and will have an impact on international trade and the global economy. Further steps that might be taken in response to the crisis and their consequences are unknown but could include further sanctions, tariffs, embargoes, regional instability, adverse effects on macroeconomic conditions and adverse effects on exchange rates and financial markets.
Should there be additional sanctions, tariffs or restrictions on the supply of fish from Russian waters that impact our supply chain or specific products, it would not be possible to replace entirely the required volumes of MSC certified fish in the short-to-medium term. Furthermore, should there be a reduction in availability we may also face higher costs for the raw materials and resources available. In anticipation of that possibility, we are continually seeking clarity from governments on the issue and diversifying our supply sources for raw materials and resources. For example, we have begun diversifying our fish supply by looking into alternative species and product formats. However, these efforts are subject to negotiation of acceptable contractual terms, availability of alternative species at comparable prices and the conformity of any alternatives to our standards. Where additional sanctions or tariffs are being considered, we are asking for a realistic transition period, similar to that of the approach being taken by countries phasing out Russian oil and gas supplies. There is no guarantee that any such transition period will be provided.
Russia and Ukraine are key suppliers of sunflower oil. We have seen sharp inflation in the price of edible oils as availability became a concern. Sunflower oil is used in some of the Company's products and in anticipation of availability constraints we have altered recipes to allow for the use of alternative oils. Global producers have also responded by moving to alternatives to address longer term supply issues.

Our factories in Europe use energy for which a proportion is sourced from Russia. If sanctions, tariffs or restrictions were to be implemented by Russia or the EU on the use of such resources this could materially and adversely affect our business.
Additionally, the invasion of Ukraine by Russian forces could impact many of the other risk factors listed in these Risk Factors. In particular, but not limited to, the conflict could have an effect on our profitability, fluctuations on our future borrowings, fluctuations on the foreign currency market, the cost of borrowings, the creditworthiness of our customers and our suppliers, the laws and regulations affecting our business and the carrying value of goodwill and other assets in our business. The conflict is ongoing and as such the related sanctions, potential government actions and economic impact remain uncertain. At this time it is not possible to predict the extent or nature of these impacts on our business although we expect the current conflict to continue for some time. Any change or movement in any of the elements listed in this section could materially and adversely affect our business.
We may not be able to increase prices to fully offset inflationary pressures on costs for materials or other inputs.
The food industry is currently experiencing a period of sustained high inflation, which has been caused by a number of factors including the COVID-19 pandemic, the conflict in Ukraine and labor shortages. Our ability to pass through increases in the prices of raw materials, energy, packaging or freight and logistics costs to our customers depends, among others, on prevailing competitive conditions and pricing methods in the markets in which we operate, and we may not be able to pass through such price increases to our customers. Even if we are able to pass through increases in prices, there is typically a time lag between cost increases impacting our business and implementation of product price increases during which time our profit margin may be negatively impacted. Recovery of cost inflation, driven by both commodity cost increases or changes in the foreign exchange rate of the currency the commodity is denominated in, can also lead to disparities in retailers’ shelf-prices between different brands which can result in a competitive disadvantage and volume decline. During our negotiations to increase our prices to recover cost increases, customers may take actions which exacerbate the impact of such cost increases, for example by ceasing to offer our products or deferring orders until negotiations have ended. Our inability to pass through price increases in raw materials, energy, packaging or freight and logistics and preserve our profit margins in the future could materially adversely affect our business, financial condition and results of operations.
Pandemics and other contagious outbreaks and government actions in response thereto could have a material adverse impact on our business, results of operations and financial condition.
The ultimate impact that a pandemic, such as COVID-19, or other contagious outbreaks will have on our business, results of operations and financial condition is uncertain. Restrictions, and future prevention and mitigation measures, as a result of the COVID-19 pandemic, have had and are continuing to have, an adverse impact on global economic conditions.
Currently, with the COVID-19 pandemic, exacerbated by the conflict in Ukraine and labor shortages, we continue to experience increased inflationary and availability pressure on raw materials. If our suppliers, co-manufacturers, distributors or transportation and logistics providers are also subject to such inflationary and availability pressures, and we are unable to access alternatives, or to access alternatives on commercially reasonable terms, this could negatively impact our market share, our ability to increase revenue, cause harm to our reputation and have a material adverse impact on our operating results.
We operate production space in facilities across Europe. While we have not experienced any significant disruptions to our facilities, we could, in the future, be forced to close our facilities or reduce operations due to government responses to the pandemic or employee illness or health concerns, including as a result of sustained periods of employees working from home. If a significant percentage of our workforce is unable to work, including because of illness or travel or government restrictions in connection with COVID-19, or any other pandemic or contagious outbreak, or if we are required to shut down one or more of our facilities, this could have a material adverse effect on our revenue, operations and results of operations.
The extent of COVID-19’s effect on our operational and financial performance will depend on future developments, including the duration, spread, seasonality and intensity of further outbreaks, the emergence of new variants of the virus, the availability and effectiveness of vaccines and government responses to the pandemic (including any further lockdowns, mandatory social distancing or other restrictive measures), all of which are uncertain and difficult to predict considering the rapidly evolving landscape. If the COVID-19 pandemic continues to evolve in such a way that its effects are likely to continue for a longer period than currently envisaged, the disease could exacerbate other risks we face, and also have a material adverse effect on our business, results of operations, financial condition and cash flows and adversely impact the trading price of our ordinary shares. Examples of trends which are in part the result of COVID-19 restrictions include, supply chain pressures and delays as a result of localized lockdowns in China, increases in the cost of energy and raw materials, shortage of labor across Europe, and shortages of commercial truck drivers. A substantial supply of our fish is processed in China, and as such, the lockdowns in China could have a material impact on our business if they are increased or continue for a longer period than currently anticipated.
We are subject to the ongoing negotiations and implementation of the exit of the UK from the EU.
Since January 1, 2021, the UK has been trading as an independent country outside of the European Union following the UK electorate voting in favor of leaving the European Union (commonly referred to as “Brexit”) on June 23, 2016 and the conclusion of a new trading agreement between the European Union and the UK which was entered into on December 24, 2020. This means that new regulations are in place governing the import and export of goods between the UK and the European Union from this date which places a greater cost and administrative burden on us, for example by requiring veterinary certificates for exporting products of animal origin from the UK to the European Union. There are also additional regulations in place governing tariffs for products of non-EU origin when they are exported across the border from the UK to the European Union which also can place a greater cost and administrative burden on us. At some point to be determined in 2024, veterinary certificates will additionally be required for importing products from the European Union to the UK (delayed from July 1, 2022) and negotiations continue over the ongoing trade relationship with Europe, for example, the ongoing negotiations in relation to the Northern Ireland Protocol, which could lead to further changes which could lead to increased tariffs, packaging changes and a greater cost and administrative burden on us. The UK government may implement additional regulations governing trade movement into and out of the UK which could have a negative impact on our business and results of operations.
For the year ended December 31, 2022, 27% of our revenue was derived from the UK, with production both in the UK and through imports from the EU. In addition, our manufacturing facilities in the UK export to EU countries. Furthermore, we have employees in both the UK and other European countries. As a result of Brexit, we may experience adverse impacts on profitability in the UK and other markets. The new Brexit administration requirements could mean that the UK suffers as a result of losing commercially favorable access to the EU single market, or specific countries in the EU, resulting in a negative impact on the general and economic conditions in the UK and the EU which could in turn have a negative impact on our business and results of operations. Future changes may occur in regulations that we are required to comply with as well as amendments to treaties governing but not limited to tax, duties and tariffs. which could adversely impact our operations and require us to modify our financial and supply arrangements. To avoid such impacts, we may have to restructure or relocate some or all of our operations which would be costly and negatively impact our profitability, cash flow and financial condition.
We are exposed to macroeconomic and other trends that could adversely impact our operations in our Key Markets.
We conduct operations in our Key Markets from which approximately 70% of our revenue was generated during the year ended December 31, 2022. We are particularly influenced by economic developments and changes in consumer habits in those countries.
The geographic markets in which we compete have been affected by negative macroeconomic trends which have affected consumer confidence. For example, inflation and the COVID-19 pandemic have created political and economic uncertainty both in the UK and the other geographies in which we operate. Additionally, the continuing conflict in Ukraine will also affect different geographies in different ways depending on their reliance or otherwise on products of Russian origin. A deterioration in economic conditions could result in increased inflationary pressure, increased unemployment rates, increased short and long-term interest rates, consumer and commercial bankruptcy filings, a decline in the strength of national and local economies, and other results that negatively impact household incomes. This can result in changes to consumers purchasing habits, for example by purchasing more promoted products, purchasing cheaper private label products instead of equivalent branded products, switching to cheaper proteins and switching to discounter stores. Such macroeconomic trends could, among other things, negatively impact global demand for branded and premium food products, which could result in a reduction of sales or pressure on margins of our branded products or cause an increasing transfer to lower priced product categories.
We may not be able to source raw materials or other inputs of an acceptable type or quality.
We use significant quantities of food ingredients and packaging materials and are therefore vulnerable to fluctuations in the availability and price of such food ingredients, packaging materials and other supplies. In particular, raw materials have historically represented a significant portion of our cost of sales, and accordingly, adverse changes in raw material prices have in the past and may in the future, negatively impact our results of operations.

Specifically, the availability and the price of fish, vegetables and other agricultural commodities, including poultry and meat, can be volatile. The current conflict in Ukraine is also causing changes in the global supply chain with fish, poultry, energy, fuel, edible oils, wheat, vegetables and packaging materials affected among others. We are also affected by the availability of quality raw materials, most notably fish, which can be impacted by the fishing and agricultural policies of the UK, European Union and other countries including national or international quotas that can limit volume of raw materials.
General economic conditions, economic sanctions due to regional conflict, unanticipated demand, problems in manufacturing or distribution, natural disasters, weather conditions during the growing and harvesting seasons, farmers choosing to grow different crops due to changing economic conditions and commodity prices, plant, fish and livestock diseases, the availability of sustainably sourced raw materials, or national or international quarantines can all also adversely affect availability and prices of commodities in the long and short term.
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
Our retail customers include supermarkets and large chain food retailers. Throughout our markets, the food retail segments are highly concentrated. For the year ended December 31, 2022, our top 10 retail customers accounted for 34% of revenue. In recent years, the major multiple (multi-channel) retailers in Key Markets have increased their share of the grocery market and price competition between retailers has intensified. The strength of the major multiple retailers’ bargaining position gives them significant leverage over their suppliers in negotiating pricing, product specification and the level of supplier participation in promotional campaigns and offers, which can reduce our margins. International alliances among retailers continue to become stronger, and the trend for consolidation in Europe at a local level and across borders is ongoing. Further consolidation among the major multiple retailers or disproportionate growth in relation to their competitors could increase their relative negotiating power and allow them to force a negative shift in our trade terms. Our results of operations could also be adversely affected if these retailers suffer a significant deterioration in sales performance, if we are required to reduce our prices or increase our promotional spending activity as a consequence, if we lose business from a major retail customer or if our relationship with a major retail customer deteriorates.
Our retail customers also offer private label products that compete directly with our products for retail shelf space and consumer purchases. Private label products typically have higher margins for retailers than other branded products. Accordingly, there is a risk that our retail customers may give higher priority to private label products or the branded products of our competitors as a result of a change in pricing strategy or a change in economic conditions which would adversely affect sales of our products. Our major multiple retail customers are also expanding into non-food product lines in their stores, thereby exerting pressure on available shelf space for other categories including our products. We may be unable to adequately respond to these trends and, as a result, the volume of our sales may decrease, or we may need to lower the prices of our products.
As is typical in our industry, sales to our retail customers in our markets are made on a daily demand basis. We generally do not have long-term contractual commitments to supply such customers and must renegotiate supply and pricing terms of our products on a regular basis. Customarily, trade terms are renegotiated annually or more frequently in periods of high inflation. It is not always the case that our retail customers accept more frequent negotiations of price increases nor the amount of them. In addition, ad hoc changes are often made on an informal basis, such as by email, to reflect discounts and promotional arrangements. Amounts paid can be subject to end of period reconciliations to reflect these informal arrangements. In some cases, our retail customers seek to claim reimbursement for informal discount arrangements going back multiple periods. In addition, we do not have written contractual arrangements with a number of our other retail customers. Most of our retail customer relationships or arrangements could be terminated or renegotiated at any time and, in some cases, without reasonable notice.

Our business is subject to the risks of non-payment and non-performance by our retail customers. We manage our exposure to credit risk through credit analysis and monitoring procedures, and sometimes use letters of credit, prepayments and guarantees. However, these procedures and policies cannot fully eliminate retail customer credit risk, and to the extent our policies and procedures prove to be inadequate, it could negatively affect our financial condition and results of operations. In addition, some of our retail customers may be highly leveraged and subject to their own operating and regulatory risks and, even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with such parties. Any future financial market disruptions or tightening of the credit markets could result in some of our retail customers experiencing a significant decline in profits and/or reduced liquidity. A significant adverse change in the financial position of a retail customer could require us to assume greater credit risk relating to that retail customer and could limit our ability to collect receivables. We do not maintain credit insurance to insure against retail customer credit risk.
Any of the above risk factors in relation to our retail customers could have a material adverse effect on our business, financial condition and results of operations.
We may be subject to increased distribution costs or disruption of transportation services.
We are dependent on third parties for almost all of our transportation and distribution requirements and distribution costs have historically fluctuated significantly over time. Increases in such costs could result in reduced profits. In addition, certain factors affecting distribution costs are controlled by our third-party carriers. To the extent that the market price for fuel or freight or the number or availability of carriers fluctuates, our distribution costs could be affected. Furthermore, temporary or long-term disruption of transportation services due to weather-related problems, impacts of COVID-19, increased energy and fuel costs as a result of the conflict in Ukraine, strikes or other events could impair our ability to supply products affordably and in a timely manner or at all. Failure to receive our raw materials or to deliver our food products promptly could also result in inventory spoilage. These factors could impact our commercial reputation and result in our customers reducing their orders or ceasing to order our products. We require the use of refrigerated vehicles to ship our products and such distribution costs represent an important element of our cost structure. If we change the transportation services we use, we could face logistical difficulties that could delay deliveries, and we could incur costs and expend resources in connection with such change. Any increases in the cost of transportation, energy or fuel, and any disruption in transportation, including the availability of suitable transportation (including the availability of suitable refrigerated transport, freight containers or lorry drivers), could have a material adverse effect on our business, financial condition and results of operations.
Failure to protect our brand names and trademarks could materially affect our business.
Our principal brand names and trademarks (including but not limited to Birds Eye, iglo, Findus, Aunt Bessie's, Goodfella's, Ledo and Frikom) are key assets of our business and our success depends upon our ability to protect our intellectual property rights. We rely upon trademark and other intellectual property laws to establish and protect our intellectual property rights but cannot be certain that the actions we have taken or will take in the future will be adequate to prevent violation of our proprietary rights. Litigation may be necessary to enforce our trademark or proprietary rights. In addition, the Birds Eye brand, which we use in the UK, is used by other producers in the United States and Australia. Even though the brands have different logos, adverse publicity from such other markets may negatively impact the perception of our brands in our respective markets. Adverse publicity, legal action or other factors could lead to substantial erosion in the value of our brands, which could lead to decreased consumer demand and could have a material adverse effect on our business, financial condition and results of operations.
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
We outsource some of our business functions to third-party suppliers, such as the processing and supply of certain vegetables and other products, the manufacturing of certain products and packaging materials and distribution of our products. Our suppliers are subject to their own unique operational and financial risks, which are out of our control. Our suppliers may fail to meet timelines or contractual obligations or fail to provide us with sufficient products or services, which may adversely affect our business. For example, if a third-party supplier is impacted by increased costs or unavailability of energy and raw materials as a result of the conflict in Ukraine or COVID-19, or is prevented from supplying as a result of changes in the international sanctions or customs regimes, this could negatively affect the price and availability of our ingredients, products and/or packaging materials and may adversely impact our supply chain and operations. Moreover, there may be delays or shortages in procuring alternative suppliers, co-manufacturing capacity, or distribution capability.
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
In addition, to the extent that our creditworthiness is impaired, or general economic conditions decline, certain of our key suppliers may demand different or onerous payment terms that could materially adversely affect our working capital position, or such suppliers may refuse to continue to supply to us or seek to re-negotiate the contracts they have with us. A number of our key suppliers have taken out trade credit insurance on our ability to pay them. To the extent that such trade credit insurance becomes unobtainable or more expensive due to market conditions, we may face adverse changes to payment terms by our key suppliers or they may refuse to continue to supply us.
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
We could also be adversely affected if consumers lose confidence in the safety and quality of certain food products or ingredients, the sustainability credentials of certain products or ingredients, for example, palm oil or soy, the frozen category or the food safety system generally. If another company recalls or experiences negative publicity related to a product in a category in which we compete, consumers might reduce their overall consumption of products in this category or confuse our products with those of such company. Adverse publicity about these types of concerns, whether valid or not, may discourage consumers from buying our products or cause production and delivery disruptions. In addition, product recalls are difficult to foresee and prepare for and, in the event we are required to recall one or more of our products, such recall may result in loss of sales due to unavailability of our products and may take up a significant amount of our management’s time and attention. We cannot guarantee that our efforts to monitor food safety risks and such efforts of our suppliers will be successful or that such risks will not materialize. In addition, we cannot guarantee that our efforts, through contractual relationships and regular inspections, to control the risk of contamination caused by third parties, including in relation to the several manufacturing and distribution processes we outsource, will be successful or that contamination of our products by third parties will not materialize and have a material adverse effect on our business, financial condition and results of operations.
We are also subject to further risks affecting the food industry generally, including risks posed by widespread contamination and evolving nutritional, environmental/sustainability, animal welfare, social and health-related concerns. For example, we could be affected by overfishing in the seafood supply chain which poses a risk to current and future fish stocks, ecosystems, and communities. Further damage is being done by careless fishing practices, including avoidable by-catch of non-target species and fishing equipment left in the ocean (known as Ghost Gear), which is a significant contributor to plastic pollution. Seafood supply chains are also at risk of a range of human rights abuses, including modern slavery. Overfishing risks are compounded by the negative consequences of climate change, including ocean heating and acidification. All or any of these factors could give rise to a negative perception of the seafood supply chain and lead to reduced sales, higher prices and consumers choosing alternative products. Regulatory authorities may limit the supply of or place prohibitive charges on certain types of food products in response to public health concerns and consumers may perceive certain products to be unsafe, unsustainable, unhealthy or otherwise undesirable. In addition, governmental regulations may require us to discontinue certain offerings or limit the range of products we offer, for example by limiting the amount of certain nutrients in our products as is currently the case with regard to HFSS nutrients in the UK. We may be unable to find substitutes that are as appealing to our customer base, or such substitutes may not be widely available or may be available only at increased costs. Such substitutions or limitations could also reduce demand for our products
We could also be subject to claims or lawsuits relating to an actual or alleged illness or injury or death stemming from the consumption of a misbranded, altered, contaminated or spoiled product, even where such misbranding, alteration, contamination or spoilage is out of our control, which could negatively affect our reputation and business. Awards of damages, settlement amounts and fees and expenses resulting from such claims and the public relations implications of any such claims could be significant and have an adverse effect on our business. The availability and price of insurance to cover claims for damages are subject to market forces that we do not control, and such insurance may not cover all the costs of such claims and would not cover damage to our reputation. Even if product liability claims against us are not successful or fully pursued, these claims could be costly and time consuming, increase our insurance premiums and divert our management’s time and resources towards defending them rather than operating our business. In addition, any adverse publicity concerning such claims, even if unfounded, could cause customers to lose confidence in the safety and quality of our products and damage our reputation and brand image.
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
We are subject to litigation, arbitration and regulatory proceedings, audits and investigations from time to time. There is no guarantee that we will be successful in defending ourselves in civil, criminal or regulatory actions, including under general, commercial, employment, intellectual property, food quality and safety, anti-trust and trade, tax, advertising and claims, and environmental laws and regulations, or in asserting our rights under various new and existing laws and regulations. For example, we could face allegations of false, misleading or deceptive advertising, claims or marketing, allegations or investigations of anti-competitive practices or other criticisms which could result in litigation, arbitration or regulatory proceedings and result in potential liabilities or costs which may be significant and/or may damage our reputation. In addition, the defense of these lawsuits may divert our management’s attention from other business matters. The costs and other effects of potential and pending litigation and administrative actions against us, and new legal requirements, cannot be determined with certainty and may differ from expectations and may have a material adverse effect on our reputation, business, financial condition and results of operations.
We are exposed to local business and tax risks in many different countries.
Our business is subject to risks resulting from differing legal, political, social and regulatory requirements, economic conditions and unforeseeable developments in our markets, all or any of which could result in disruption of our activities. These risks include, among others, political instability, differing economic cycles, tariffs, duties and adverse economic conditions, changes in regulatory and legislative environments, currency exchange rate fluctuations, inability to collect payments or seek recourse under or comply with ambiguous or vague commercial or other laws, changes in distribution and supply channels, foreign exchange controls and restrictions on repatriation of funds, and difficulties in attracting and retaining qualified management and employees. Our overall success in the markets in which we operate depends, to a considerable extent, on our ability to effectively manage differing legal, political, social and regulatory requirements, economic conditions and both foreseeable and unforeseeable developments. We cannot guarantee that we will succeed in developing and implementing policies and strategies which will be effective in each location where we do business.
We must comply with complex and evolving tax regulations in the various jurisdictions in which we operate, which subjects us to international tax compliance risks. Some tax jurisdictions in which we operate have complex and subjective rules regarding income tax, value-added tax, sales or excise tax, tariffs, duties and transfer tax. From time to time, our foreign subsidiaries are subject to tax audits and may be required to pay additional taxes, interest or penalties should the taxing authority assert different interpretations, or different allocations or valuations of our services which could be material and could reduce our income and cash flow from our international subsidiaries. We currently have several pending tax assessments and audits in various jurisdictions including Germany. The agreements by which we acquired certain businesses provide for certain indemnifications of tax liabilities which may arise in certain jurisdictions which we believe are sufficient to address these specific tax matters as far as they relate to those businesses but our belief that these indemnities are sufficient may prove incorrect. We have also established, where appropriate, reserves and provisions for tax assessments which we believe to be adequate to address potential tax liabilities but our belief that these reserves and provisions are adequate may prove incorrect. However, it is possible that the tax audits referred to above could result in the volatility of timings of cash tax payment and recoveries. In addition, it is possible that countries will increase tax rates in the future to address rising costs following the COVID-19 pandemic and global economic pressures.
The price of energy and other raw materials we consume in the manufacture, storage and distribution of our products are subject to volatile market conditions.
The price and availability of electricity and other energy resources required in the manufacture, storage and distribution of our products is subject to volatile market conditions. These market conditions are often affected by political and economic factors beyond our control, including, for instance, the energy policies of the countries in which we operate. For example, the current conflict in Ukraine is resulting in volatility in the markets for energy and fuel as a result of the widespread usage of gas, oil and coal from Russia throughout Europe. Any sustained increases in energy costs, or disruptions to or limitations in supply, could have an adverse effect on our business, financial conditions and results of operations and could affect our competitive position if our competitors’ energy costs do not increase at the same rate as ours or if they do not suffer the same disruptions to or limitations in supply. Such disruptions may also occur as a result of the loss of energy supply contracts or the inability to enter into new energy supply contracts on commercially attractive terms. Furthermore, natural catastrophes, regional conflicts or similar events could affect the electricity grid. Any such disruptions or increases in energy costs as a result of the aforementioned factors or otherwise, could have a material adverse effect on our business, financial condition and results of operations.

Our supply network and manufacturing and distribution facilities could be disrupted by climate-related and other factors beyond our control.
Severe weather conditions and natural disasters, such as storms, floods, droughts, frosts, earthquakes or pestilence, may affect the supply of the raw materials and energy resources that we use for the manufacturing of our products. For example, changing climate may cause flooding and drought in crop growing areas or changes in sea temperatures may affect marine biomass, fishing catch rates and overall fishing conditions. In addition, drought or floods may affect the feed supply for red meat and poultry, which in turn may affect the quality and availability of protein sources for our products. Adverse weather conditions and natural disasters can reduce crop size and crop quality, which in turn can reduce our supplies of raw materials, lower recoveries of usable raw materials, increase the prices of our raw materials, increase our cost of transporting and storing raw materials and finished goods, or disrupt our production schedules. Competing food producers can be affected differently by weather conditions and natural disasters depending on the location of their supply sources. If our climate continues to change, whether as a result of increased greenhouse gas emissions or otherwise, and leads to increasingly severe weather conditions, shortages of raw materials, local water scarcity, soil health deterioration, ocean heating and acidification, increased price volatility, increased regulation, and impacts the quality of raw materials, together with any resulting social unrest, it could have a material adverse effect on our business, financial condition and results of operation.
Our supply network could also be adversely affected by the outbreak of various diseases or other public health crises, such as the COVID-19 pandemic that may result in delays in procurement or an inability to access alternative supply on commercially reasonable terms, which may have an adverse impact on our operating results. In addition, a significant outbreak of a contagious disease in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our products and have a material adverse effect on our results of operations.
In addition, our manufacturing and distribution facilities may be subject to damage, disruption or closure resulting from conflict, fire, terrorist activity, natural disasters, health epidemics or other causes. For example, our Lowestoft and Bremerhaven manufacturing facilities are situated in regions which have historically been prone to flooding. Extensive damage to any of our nineteen major manufacturing facilities as a result of any of the foregoing reasons, could, to the extent that lost production could not be compensated for by unaffected facilities, severely affect our ability to conduct our business operations and, as a result, adversely affect our business, financial condition and results of operations.
Furthermore, as we lease parts of our Boulogne, Bremerhaven, Lowestoft, and Tonsberg manufacturing sites, the use of these properties is subject to certain terms and conditions, the breach of which could affect our ability to continue use of these properties which in turn may disrupt our operations and may materially adversely affect our results of operations.
Also, while we do not have any direct operations or sales in either Russia or Ukraine, these countries are responsible for many commonly used raw materials and resources such as fish, edible oils, wheat and energy. The ongoing conflict in Ukraine could see considerable reductions in the availability or cost of such raw materials and resources, for example if the crops are not planted in as great a quantity in any year, and if we are not able to source or find suitable alternatives in a cost effective manner, then this may adversely affect our business, financial condition, and results of operations.
Seasonality impacts our business, and our revenue and working capital levels may vary quarter to quarter.
Our sales and working capital levels have historically been affected to a limited extent by seasonality. In general, sales volumes for savory frozen food are slightly higher in cold or winter months, partly because there are fewer fresh alternatives available for vegetables and because our customers typically allocate more freezer space to the ice cream segment in summer or hotter months. The Fortenova Acquisition follows a different seasonality to the legacy business, with stronger performance through the summer months as a result of the ice-cream business. In addition, variable production costs, including costs for seasonal staff, and working capital requirements associated with the keeping of inventories, vary depending on the harvesting and buying periods of seasonal raw materials, in particular vegetable crops. For example, inventory (and therefore net working capital) levels typically peak in August to September just after the pea harvest. If seasonal fluctuations are greater than anticipated, our business, financial condition and results of operations could be adversely affected.

We may be unable to realize the expected benefits of actions taken to align our resources, operate more efficiently and control costs.
When required we take actions, such as workforce reductions, plant closures and consolidations, and other cost reduction initiatives, to align our resources with our growth strategies in order to operate more efficiently and control costs. As these plans and actions are complex, unforeseen factors could result in expected savings and benefits to be delayed or not realized to the full extent planned, could negatively impact labor relations, including causing work stoppages, and could lead to disruptions in our business and operations and higher short-term costs related to severance and related capital expenditures.
We may be subject to significant disruption in our workforce or the workforce of our suppliers, which could adversely affect our business, financial condition and results of operations.
As of December 31, 2022, we employed approximately 7,535 employees, of which approximately 1,338 were located in Germany, 1,355 were located in the UK, 1,169 were located in Serbia, 977 were located in Croatia, , 481 were located in Italy, 406 were located in Sweden/Norway, 319 were located in Bosnia & Herzegovina, 305 were located in France and 1,185 employees in other locations. As of December 31, 2022, approximately 70% of our employees worked in our manufacturing operations. We have in the past, and may in the future, experience labor disputes and work stoppages at one or more of our manufacturing sites due to localized strikes or strikes in the larger retail food industry sector. We have also been involved in negotiations on collective bargaining agreements. A labor stoppage or other interruption at one of our nineteen manufacturing sites (or at the site of any of our suppliers) would impact our ability to supply our customers and could have a material adverse effect on such facility’s operations and, potentially, on our business, financial condition and results of operations.
Labor shortages and higher labor costs could adversely affect our business and financial results.
A sustained labor shortage or increased turnover rate within our workforce, caused by macroeconomic factors beyond our control, have led, and could in the future lead, to production delays and increased costs, such as increased overtime costs to meet demand. Such labor shortages and increased costs could adversely affect our business and financial results.
Additionally, we compete with other producers for good and dependable employees. The supply of such employees is limited and competition to hire and retain them may result in higher labor costs, for example as a result of higher wages negotiated in response to inflationary pressure and cost of living increases. Furthermore, a number of our employees are subject to national minimum wage requirements. If legislation is enacted that has the effect of raising national minimum wage requirements, requires additional mandatory employee benefits or affects our ability to hire or dismiss employees, we could face substantially higher labor costs. High labor costs could adversely affect our profitability if we are not able to pass them on to our customers.
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
We have adopted a sustainability strategy which sets out our role in supporting the change to how food is produced and consumed, in line with the UN Sustainable Development Goals and our corporate purpose. Our ability to successfully implement, and engage other stakeholders in implementing, our sustainability strategy, will depend on a number of factors which are beyond our control, including the extent to which our suppliers and other stakeholders prioritize sustainability initiatives themselves in their own businesses, the reaction of retailers and our customers to our sustainability strategy and broader macroeconomic and social trends. Further, unanticipated events, including changes in our ability to source sustainably produced food ingredients, for example as a result of the conflict in Ukraine's effect on the global supply chain or as a result of challenges with regard to the environmental risks posed by certain ingredients, including palm oil and soy, may have an impact on the extent to which we can meet our own sustainability targets in any given year. If our expectations surrounding our sustainability strategy are not met and/or if consumers consider that we are not making sufficient progress with regards to our sustainability strategy, this could have an impact upon demand for our products and materially adversely affect our business, financial condition and results of operations.
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
•challenges with conforming the acquired company's standards, processes, procedures and controls with our operations;
•difficulties with coordinating new product and process development;
•hiring additional management and other critical personnel;
•inheriting historic legacy business decisions and risks together with the potential for litigation, arbitration and regulatory proceedings associated with them;
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

Typically, when acquiring a business, the seller will provide certain warranties regarding its ownership of the acquired business as well as warranties regarding the business and operations of the acquired business. We may also obtain a warranty & indemnity insurance policy which provides coverage in respect of certain of these warranties. Any unexpected liabilities, individually or in the aggregate, which are not subject to such warranties or which are not recoverable under such insurance policy, could have a material adverse effect on the business, financial condition and results of operations of the acquired business following the acquisition, whether or not such liabilities result from breaches of warranties. There can be no assurance that we will be able to enforce any claims against the seller relating to breaches of such warranties or successfully claim under our insurance policy. Moreover, even if we are ultimately able to recover any amounts from the seller or the insurer, we may be required to temporarily bear some or all of the losses which may arise from any breaches of warranties, which could have a material adverse effect on our financial condition and results of operations.
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

Risks Related to Regulations
We could incur material costs for violations of, or liabilities under applicable directives, regulations and laws.
As a producer of food products for human consumption, we are subject to extensive regulation in our Key Markets and other countries in which we operate, at both a national and European Union level, that governs production, composition, manufacturing, animal welfare, sustainability, storage, transport, advertising, packaging, quality, marketing, including marketing to children, labeling, and distribution standards. It is unclear how such existing rules will be impacted following Brexit but there may be changes and further regulations that we must adhere to over time in the UK. Any failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, product recalls or asset seizures, as well as potential criminal sanctions.
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
Our facilities and operations are subject to numerous health, safety and environmental regulations, including local and national laws, European directives and regulations governing, among other things, water supply and use, water discharges, air emissions, chemical safety, solid and hazardous waste management and disposal, clean-up of contamination, energy use, noise pollution, and workplace health and safety together with globally recognized health and safety standards, including BRC and ISO compliance. Health, safety and environmental legislation and standards in Europe and elsewhere has generally become more comprehensive and restrictive and more rigid over time and enforcement has become more stringent. Failure to comply with applicable requirements, or the terms of required permits, can result in penalties or fines, clean-up costs, third party property damage, personal injury claims and damage to our reputation and relationships with our suppliers and retail customers. In addition, if health, safety and environmental laws and regulations in our Key Markets and the other countries in which we operate or from which we source raw materials and ingredients become more stringent in the future, the extent and timing of investments required to maintain compliance may exceed our budgets or estimates and may limit the availability of funding for other investments.
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
In certain jurisdictions, we are also subject to legislation designed to significantly reduce industrial energy use, water use, carbon dioxide emissions and the emission of ozone depleting compounds more generally. If we fail to meet applicable standards for energy use reduction or are unable to decrease, and in some cases eliminate, certain emissions within the applicable period required by relevant laws and regulations, we could be subject to significant penalties or fines and temporary or long-term disruptions to production at our facilities. We are also subject to increasing pressure to reduce waste in our supply chains and to reduce packaging overall, reduce the use of certain substances in our packaging, for example non-recyclable plastic and increase the recyclability of our products. Any failure to do so could see a reduction in our sales, the imposition of penalties or fines, retailers destocking as a result of not meeting increased standards all or any of which could have a material adverse effect on our business, financial condition, reputation and results of operations.

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
Our operations are subject to a variety of regulatory schemes which require us to implement processes, procedures and controls to provide reasonable assurance that we are operating in compliance with applicable regulations, including the UK Bribery Act, the Modern Slavery Act 2015, the Foreign Corrupt Practices Act of 1977, the Trade Sanctions and Export Controls and the General Data Protection Regulation ("GDPR"). In addition, our business, including our ability to operate and continue to expand internationally, could be adversely affected if local and foreign laws or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that require rapid changes to these practices or our products, services, policies and procedures. For example, if we are prevented from purchasing certain products and raw materials as a result of the increasing sanctions currently being imposed on Russia and Belarus. If we are not able to adapt our business practices or strategies to changes in laws or regulations, it could subject us to liability, increased costs and reduced product demand. Additionally, the costs of compliance with laws and regulations may increase in the future as a result of changes in interpretation. Failure to comply (or any alleged failure to comply) with the regulations referenced above or any other regulations could result in civil and criminal, monetary and non-monetary penalties, and any such failure or alleged failure (or becoming subject to a regulatory enforcement investigation) could also damage our reputation, disrupt our business, result in loss of customers and cause us to incur significant legal and investigatory fees.
Changes in European privacy and data protection regulations could expose us to compliance risks and costs.
On May 25, 2018, the EU’s GDPR became enforceable. The GDPR relates to the collection, use, retention, security, processing and transfer of personally identifiable information of residents of European Economic Area (EEA) countries, and we are subject to these heightened standards. The GDPR created a range of new compliance obligations and imposes substantial fines for breaches and violations (up to the greater of €20 million or 4% of our annual global revenue). Furthermore, there is uncertainty with respect to compliance with privacy and data protection laws and regulations, including the GDPR, because such laws and regulations are continuously evolving and developing and may be interpreted and applied differently from country to country and may create inconsistent or conflicting requirements. Our efforts to comply with privacy and data protection laws in all our markets may impose significant costs and challenges that are likely to increase over time, in particular with Switzerland and other non-EU countries in which we operate. Since January 1, 2021 the GDPR has ceased to have direct effect in the UK but the Data Protection Act 2018 alongside the UK GDPR ensures that the UK has in effect the same high standards for data protection in place as under the GDPR. As with other EU-origin laws, how these are interpreted and applied by the UK post Brexit might change and differ from the EU approach over time.
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
An increase in market interest rates may increase our interest expense arising on our existing and future floating rate indebtedness. Pursuant to the terms of the restated Senior Facilities Agreement dated November 8, 2022, the interest rate paid on indebtedness incurred under our senior loans and revolving credit facility varies based on a fixed margin over a base reference rate. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for operational or strategic purposes, will correspondingly decrease. Pursuant to our interest rate hedging policy, we may enter into interest rate derivatives that may involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.
Our indebtedness is subject to changes in interest reference rates.
Pursuant to the terms of the restated Senior Facilities Agreement dated November 8, 2022, the interest rate paid on indebtedness incurred under senior loans and our revolving credit facility varies based on a fixed margin over a base reference rate. Fallback language has been included in the restated Senior Facilities Agreement in relation to our revolving credit facility, to include use of risk-free interest rates (RFR) when the existing rates are phased out. The Sterling Overnight Index Average (“SONIA”) has replaced GBP LIBOR and is effective immediately. The Secured Overnight Financing Rate (“SOFR”) will replace U.S. Dollar LIBOR and Swiss Average Rate Overnight (“SARON”) will replace CHF LIBOR.
The restated Senior Facilities Agreement dated November 8, 2022 uses term SOFR as the reference rate for USD denominated Term Loans. The EUR denominated term loans continue to use EURIBOR as their reference rate as there are no current plans to phase this out. If EURIBOR ceases to exist, we will need to renegotiate the interest rate payable on the Euro denominated portion of our Senior Facilities Agreement with our lenders.
We are exposed to exchange rate risks.
We are exposed to exchange rate risk. Our reporting currency is the Euro. We are exposed to foreign exchange translation risk as we convert the results of our non-Euro businesses into our reporting currency of Euro. Pursuant to Company foreign exchange hedging policy, we have converted our USD term loan to EUR designated as a cash flow hedge. We are exposed to transactional exchange rate risk as many of our raw material purchases may be denominated in non-functional currencies of the purchasing entity, predominantly U.S. Dollars and Euro. Company policy is to reduce this risk by using foreign exchange forward contracts that are designated as cash flow hedges. Hedging arrangements are subject to changes in Company policy, may not fully protect us against currency fluctuations and may or not achieve hedge effectiveness. Fluctuations and sustained strengthening of non-functional currencies against the functional currency of the operating entities may materially adversely affect our business, financial condition and results of operations.
Changes to our payment terms with customers and suppliers may materially adversely affect our cash flows.
We may experience significant pressure from our key suppliers to reduce trade payable terms. At the same time, we may experience pressure from our customers to extend trade receivable terms. European and country legislation can also set conditions and restrictions related to payment terms between suppliers and purchasers at different levels of the supply chain, for example, Directive 2019/633 on unfair trading practices in business to business relationships in the agricultural and food supply chain, which has been widely implemented across the European Union. Any failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, which could have a material adverse effect on our business, financial condition and results of operations. Any such changes in commercial arrangements regarding trade payable and trade receivable payment terms, as a result of changes in legislation or otherwise, may have a material adverse effect on our business, financial condition and results of operations.

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
Goodwill represents amounts arising from acquisitions and is the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. Intangible assets can include computer software, brands, customer relationships and other acquired intangibles as of the acquisition date. Goodwill and other intangibles expected to contribute indefinitely to our cash flows are not amortized but must be evaluated by management at least annually for impairment. If carrying value exceeds its recoverable amount, the intangible is considered impaired and is reduced to recoverable amount via a charge to earnings. Factors outside of our control which could result in an impairment include, but are not limited to: (i) reduced demand for our products; (ii) higher commodity prices; (iii) lower prices for our products or increased marketing as a result of increased competition; and (iv) significant disruptions to our operations as a result of both internal and external events. Should the value of one or more of the acquired intangibles become impaired, our consolidated profit or loss and net assets may be materially adversely affected. As of December 31, 2022, the carrying value of intangible assets totaled €4,559.2 million, of which €2,101.6 million was goodwill and €2,457.6 million represented brands, computer software, customer relationships and other acquired intangibles compared to total assets of €6,326.1 million.
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

General Risk Factors
We are subject to the risk of disruptions, failures or security breaches of our information technology systems, or those of third parties on which we rely.
We are increasingly dependent upon on our information technology systems for communication among our suppliers, manufacturing plants, distribution functions, headquarters and customers. Our performance depends on the availability of accurate and timely data and other information from key software applications to aid day-to-day business and decision-making processes. We may be adversely affected if our controls designed to manage information technology operational risks fail to contain such risks. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure and to maintain the related automated and manual control processes, we could be subject to adverse effects including billing and collection errors, business disruptions, in particular concerning our manufacturing and logistics functions, issues with or errors in system's maintenance and security and migration of applications to the cloud and security breaches. Any disruption caused by failings in our information technology infrastructure equipment or of communication networks, could delay or otherwise impact our day-to-day business and decision-making processes and negatively impact our performance. In addition, we are reliant on third parties to service our IT infrastructure. Failure on their part to provide good and timely service may have an adverse impact on our information technology network. We rely on 3rd parties for the support and maintenance of our software solutions and furthermore we do not control the facilities or operations of our suppliers or third parties. An interruption of operations at any of their or our facilities or any failure by them to deliver on their contractual commitments may have a material adverse effect on our business, financial condition and results of operations.
Although our information technology systems are protected through physical and software safeguards, it is difficult to protect against the possibility of damage or breach created by cyber-attacks or other security attacks in every potential circumstance that may arise. In addition, governmental authorities have warned that cybercriminals will take advantage of the uncertainty created by COVID-19, federal and state mandated quarantines and recent international conflicts to launch cybersecurity attacks. The risks could include more frequent malicious cybersecurity and fraudulent activities, as well as schemes which attempt to take advantage of employees’ use of various technologies to enable remote work activities. We believe the COVID-19 outbreak and conflict in Ukraine have increased our cyber risk profile, but we are unable to predict the extent or impacts of those risks at this time. As cyber-attacks are increasing in frequency and sophistication, it becomes even more difficult to protect against a breach of our information technology systems. Cybersecurity incidents including malfeasance, security breaches, computer viruses or other malicious codes, ransomware, unauthorized access attempts, denial of service attacks, phishing, hacking, and other cyberattacks that impact the availability, reliability, speed, accuracy, or other proper functioning of these information technology systems could have a significant impact on our operations. If we are unable to prevent physical and electronic break-ins, cyber-attacks and other information security breaches, we may suffer financial and reputational damage, be subject to litigation or incur remediation costs or penalties because of the unauthorized disclosure of confidential information belonging to us or to our customers, suppliers or employees. The mishandling or inappropriate disclosure of non-public sensitive or protected information could lead to the loss of intellectual property, negatively impact planned corporate transactions or damage our reputation and brand image. Misuse, leakage or falsification of legally protected information could also result in a violation of data privacy laws and regulations and have a negative impact on our reputation, business, financial condition and results of operations.
While, to date, we have not had a significant cybersecurity breach or attack that had a material impact on our business or operations, there can be no assurance that our efforts to maintain the security and integrity of our information technology systems will be effective or that attempted breached would not be successful in the future.
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
While we seek to maintain appropriate levels of insurance, not all claims are insurable, and we may experience major incidents of a nature that are not covered by insurance. Our insurance policies cover, among other things, employee-related accidents and injuries, property damage and liability deriving from our activities. In particular, our Lowestoft and Bremerhaven manufacturing facilities are situated in regions that have historically been affected by flooding. We may not be able to obtain flood insurance on reasonable terms or at all with respect to those facilities. We maintain an amount of insurance protection that we believe is adequate, but there can be no assurance that such insurance will continue to be available on acceptable terms or that our insurance coverage will be sufficient or effective under all circumstances and against all liabilities to which we may be subject. We could, for example, be subject to substantial claims for damages upon the occurrence of several events within one calendar year. In addition, our insurance costs may increase over time in response to any negative development in our claims history or due to material price increases in the insurance market in general which could have a material impact on our business.
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
Risks Related to our Ordinary Shares
Outstanding equity award grants under our LTIP could require us to issue additional ordinary shares. Therefore, you may experience significant dilution of your ownership interests and the future issuance of additional ordinary shares, or the anticipation of such issuances, could have an adverse effect on our share price.
We currently have 12,201,795 ordinary shares available for issuance under our LTIP. Additionally, as of February 20, 2023, we have 5,222,266 equity awards that have either been issued to participants or been granted and are outstanding under the LTIP, which may be converted into ordinary shares subject, in most cases, to meeting certain performance conditions.
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

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of one avenue to protect their interests
British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce judgments of courts in the United States based on certain liability provisions of United States securities law or to impose liabilities, in original actions brought in the British Virgin Islands, based on certain liability provisions of the United States securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.
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
The tax treatment of the Company, our shareholders and any subsidiary of ours, any special purpose vehicle that we may establish and any other company which we may acquire are all subject to changes in tax laws or practices in the British Virgin Islands, the UK, the U.S. and any other relevant jurisdiction. Any change may reduce the value of your investment in our ordinary shares.
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
B.    Business Overview
Our Company
We are Europe's leading frozen food company with a portfolio of best-in-class food brands within the frozen category, including fish, vegetables, poultry, meals, pizza and ice cream. Our products are sold primarily through large grocery retailers under the “Birds Eye” brand in the UK and Ireland, “Findus” in Italy, France, Spain, Sweden, Switzerland and Norway, “iglo” in Germany and other continental markets, “La Cocinera” in Spain, "Ledo" in south-eastern Europe and "Frikom" in Serbia and North Macedonia. The majority of our products are in the savory frozen food market, where according to Nielsen, our market share in the countries we operate stood at 18% in 2022 (2021: 18%, figures exclude markets covered by the Fortenova acquisition). For the categories in which we operate, we maintain the number one position in sixteen European geographies, namely the UK, Italy, Germany, France, Sweden, Austria, Norway, Switzerland, Belgium, The Netherlands, Portugal, Ireland, Croatia, Serbia, Bosnia & Herzegovina and North Macedonia. The countries representing our top six markets for branded goods, collectively UK, Italy, Germany, France, Sweden and Austria, represented approximately 80% of the total European Savory frozen food markets. For a description of the principal markets in which we compete and related revenue, see Note 5 “Segment reporting” to our audited consolidated financial statements which appear elsewhere in this annual report.
Savory Frozen Food Market
The European savory frozen food market is served by a number of national and international producers, both with branded and private label offerings, and within single or multiple product categories. We have the broadest participation by category and geography in Europe.
According to Nielsen, the market for savory frozen food in categories which the Company competes in across Europe is estimated to have generated €19 billion in retail sales value in 2022.
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

Over the last seven years the European savory frozen food market has grown on average 2% per year, while experiencing a huge spike in category demand throughout the COVID pandemic, driven by the aforementioned ability to address global food consumption trends. Furthermore, the amount of space that frozen food as a category occupies within the grocery retail environment is relatively stable due to the fixed amount of freezer space at the retailer that is not exposed to reductions in shelf space in favor of other categories or formats, as can be the case in shelf-stable parts of the retailer.
Our Brands
Our brands are household names with long histories and local heritage in their respective markets. Our Birds Eye brand was established in 1922 and is primarily marketed in the UK and Ireland. The Findus brand, which is marketed in Italy, France, Spain, Sweden, Switzerland and Norway, was formed in Italy in 1941 and has a loyal following in each of its respective geographies. The iglo brand, founded in 1956, has a long-standing history and is marketed in Germany and other continental European countries. Ledo (established in 1958) and Frikom (established in 1975) are the lead brands with strong heritage in south-eastern Europe.
Our Competitive Strengths
We believe the following competitive strengths differentiate us from our competitors and contribute to our ongoing success.
Market leader with solid European platform and strong acquisition opportunities.
As the leading branded savory frozen food producer in Europe, we benefit from economies of scale and have developed a strong platform for our products throughout Europe. We are market leaders in the savory categories where we offer products in sixteen geographies and have an 18% market share in the savory frozen food market in the countries we operate (excluding markets covered by the Fortenova acquisition). We benefit from longstanding relationships with our retail customers which provide access to our diversified distribution channels, including supermarkets, discount retailers, the food service channel and other food retailers that sell directly to consumers. We benefit from a diverse category and geographic mix and believe our strong existing platforms facilitate our expansion within a large addressable market and provide a broad set of potential acquisition targets in various food categories and geographic markets.
Effective brand equity strategy to leverage and expand well-known brands.
Our brands are well-established household names with long histories and local heritage in their respective markets. We have several iconic brand assets and focus on our local "hero" platforms that are designed to leverage these iconic assets such as the “Captain”. Each of the Birds Eye, iglo, Findus, Ledo and Frikom brands holds a leading position in terms of spontaneous brand awareness in certain European markets. Our leading brand recognition, broad product offering, and local provenance of these brands are key drivers of consumer trust and result in demand for our products.
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
We own and operate an efficient network of nineteen manufacturing facilities, all of which are located near the major markets we serve, balancing manufacturing and logistics costs and allowing for high levels of customer service. These facilities have what we believe to be sufficient spare capacity to accommodate future growth in our main product categories.
Commitment to innovation and research and development.
Innovation is core to our growth model. Our R&D team actively scan new and emerging technologies, alongside consumer trends and unmet consumer needs. The intersection of these insights leads us to identify new opportunities to drive penetration and frequency. In addition, we regularly benchmark our existing ranges to ensure that these continue to deliver experiences that delight our consumers. In response to these insights we establish multifunctional project teams that design new and improved products and packaging delivered through our core Must Win Battles for fish, veg, poultry, pizza and meat replacements. Each time we create a new product or pack we apply the principles of sustainable by design. To ensure the development and introduction of successful products, we follow a robust process through which we move from idea generation, concept screening, concept and product development, to scale up and final validation before launch.
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
2. Focus on “Core products” as a foundation for long-term growth.
We continue our strategy which is rooted in relentless focus on our Core products, which include fish, vegetables, meals and poultry, and which, prior to the Fortenova Acquisition, represented approximately 70% of our branded channel sales. These strategies include improving product quality, packaging renovation and executing in-store initiatives such as ensuring the right product assortment, display strategies and promotional efficiencies. We believe focusing on these Core product initiatives will accelerate growth, lead to margin expansion and improve our return on investment. To further accelerate growth, we continue to pursue innovation which leverages consumer trends such as health, wellness and convenience, but which are anchored in our core categories.
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
We are responding to the growing consumer shift to digital and mobile technologies, apparent across all of our markets, by investing in technology platforms and partnering with both existing and emerging retailer partners who are executing their own e-commerce strategies to meet changing consumer habits. Online sales represented approximately 8% of our total sales as of December 31, 2022 (compared to 8% in 2021 and 7% in 2020). COVID-19 dynamics have played a part in accelerating existing consumer shopping behavior trends. The need of social distancing measures due to COVID-19 resulted in many new consumers trialing online grocery shopping channels for the first time, and accelerated the expansion of other models, such as Quick Commerce in large cities across Europe. We believe that the full Digital Commerce channel will continue to provide further opportunities to drive market share gains through improved product content, allowing us to more fully share the benefits of the Frozen category directly to consumers, and driving our mealtime solution programs. In addition, our strategies are evolving in response to other consumer shopping trends such as increased purchases through the hard discounter channel, which has been growing significantly in the UK and Southern Europe.
6. Generate strong margins and cash flow through disciplined net revenue management, supply chain optimization and disciplined cost management.
We continue to increase our margins and cash flows by strengthening our revenue growth management capabilities and focusing on supply chain optimization and disciplined cost management. These efforts, which will be implemented over time, will include developing stronger promotional programs, price pack architecture and trade terms as well as continuing our focus on lean manufacturing, factory footprint optimization, and procurement productivity.

Products
During the past three fiscal years, we have manufactured, marketed and distributed the following frozen food products:
    Fish: includes frozen fish products such as fish fingers, coated fish and natural fish. These products were the largest contributor to our revenues in 2022, 2021 and 2020.
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
We continue to place a strong emphasis on renovation of our existing Core products in order to overcome penetration barriers and continue to build loyalty. For example, in 2022, we introduced under our new innovation platforms Wholesome Grains (coated fish assortment), Veg with Sauce (modern vegetable blends) and continued to focus on Green Cuisine (plant-based protein sub-brand). We manage renovation and innovation centrally on European common product platforms and have more local involvement where products are differentiated and country specific. Our research and development continues to be centralized, allowing us to leverage our research and development investment across our markets and focus on our largest Core products.
Customers
Our customers are typically supermarkets and large food retail chains supplying food products directly to consumers. Each key market in which we operate has its own distinct retail landscape. We consider our key retailer clients to be, in the UK, Tesco, Asda and Sainsbury’s; in Italy, Coop, Conad and Esselunga; in Germany, Rewe and Edeka; in Sweden, ICA, Axfood and Coop; and in France, Carrefour, Auchan and E.Leclerc. For the year ended December 31, 2022, our top ten customers (in terms of revenue) accounted for 34% of revenues.
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
The food service channel accounted for approximately 8% of our total sales for the year ended December 31, 2022. The majority of these sales were in the Nordics, Croatia and Spain and consisted primarily of sales to institutional and public sector customers such as schools and hospitals, and privately run work canteens and restaurants. The past few years have been a challenge in this sector, with governmental restrictions as a result of the COVID-19 pandemic having a significant adverse impact on sales in 2020 and 2021.
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

We maintain sales teams in each of our Key Markets with a small proportion of sales being sold via a distribution model. Our sales force is resourced to provide good store coverage. We have been chosen to lead category management projects by several leading supermarkets in each of our main product categories and have developed innovative presentations of our frozen food products and in-store marketing concepts with supermarkets in a number of our markets in order to increase shopper traffic and sales. Most recently, we have developed and are executing our “Perfect Store” concept which focuses on improving a consumer’s in-store shopping experience through presentation, layout and signage.
Manufacturing
We own and operate nineteen manufacturing facilities which are located in Lowestoft and Hull (UK), Bremerhaven and Reken (Germany), Cisterna (Italy), Loftahammar and Bralanda (Sweden), Tonsberg and Larvik (Norway), Boulogne-sur-Mer (France), Valladolid (Spain), Longford and Naas (Republic of Ireland), Rorschach (Switzerland), Zagreb, Sesvete, and Daruvar (Croatia), Belgrade (Serbia) and Čitluk (Bosnia and Herzegovina). These facilities produce approximately 594 kilo tonnes of frozen product per year, representing approximately 74% of the total volumes of our sales. The manufacturing facilities are located near the major markets we serve, providing for a balance between manufacturing and logistics costs and customer service. Our manufacturing facilities are focused on in house manufacturing of our main product categories and emphasize quality and efficiency through scale. We continue investing in improving the safety and quality standards of our facilities.
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
We operate a global sourcing platform. We are the world's largest buyer of Marine Stewardship Council (MSC) certified wild caught whitefish sourcing globally and working with partners to bring to consumers nutritious, sustainable products. Our fish primarily originates from wild-caught fish in the North Pacific, predominantly from US and Russian waters whereby MSC certification can be assured. Russia holds a large percentage of global fish quota and accounts for nearly 40% of global whitefish catch and up to 75% of the most popular wild caught fish varieties that we and many other companies buy, including Alaska pollock, Atlantic cod, haddock and wild caught salmon. This would take some time to replace with volumes from alternative wild caught sources and therefore we are accelerating our species diversification strategy to bring a greater volume of responsibly farmed Aquaculture Stewardship Council (ASC) certified products into our portfolio. Our suppliers use a range of processing methods which also extends to activities in China. Vegetables are sourced predominantly from Europe and poultry is sourced largely from South America (but also from Thailand and Eastern Europe). We have contracts in place with pea and spinach growers and third-party pea processors in regions close to where peas are harvested. In addition, we utilize various co-pack suppliers for vegetables other than peas and spinach. The contract terms we enter into with various suppliers differ extensively with respect to length and provisions.
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
Logistics
Our distribution network is made up of our manufacturing facilities, warehouses, local distribution centers and third-party providers of services (such as co-packers & transport). We outsource the majority of our distribution processes to third parties seeking to collaborate with shared sites and integrated transport networks. Our distribution network is well consolidated and aligned with our manufacturing footprint in the UK, Ireland, Germany, Italy, Sweden, France, Norway, Spain, Croatia, Serbia, and Bosnia & Herzegovina. From our manufacturing plants, our products are sent to regional distribution centers to be further distributed to local markets. Our primary distribution centers are used to consolidate both local production and imported products to be sold locally. These sites include Wisbech in the UK, Naas in Ireland, Reken in Germany, Capua, Latina and Parma in Italy, Bjuv in Sweden, Brussels in Belgium, Vantaa in Finland, Froneri in Switzerland, Vienna in Austria, Lognes in France, Tonsberg and Moss in Norway, Lisbon in Portugal, Madrid in Spain. In 2021 added distribution centers in Podgorica in Montenegro, Skopje in North Macedonia, Milosheve in Kosovo, Szada in Hungary, Ljubljana in Slovenia, Sarajevo, Tuzla and Banja Luka in Bosnia & Herzegovina, Novi Beograd and Nis in Serbia, and Zagreb, Osijek and Slavonski Brod in Croatia to our Network coverage.
Seasonality
Our sales and working capital levels have historically been affected to a limited extent by seasonality. In general, sales volumes for savory frozen food are slightly higher in colder or winter months and variable production costs and working capital will vary depending on the harvesting and buying periods of seasonal raw materials, in particular vegetable crops. For example, inventory levels typically peak in August to September just after the pea harvest and as a result, more working capital is required during those months. The Fortenova Acquisition in September 2021 follows a different seasonality to the legacy business, with stronger performance through the summer months behind the ice-cream business.
Sustainability Approach
We continuously review our position to mitigate supply chain risks, working to meet relevant ethical, environmental and social obligations. We seek to source, manufacture and sell our food to consumers in a responsible way and do our part to support wider industry efforts to deliver a more resilient food system. We do this by making an impact across the three key pillars of our "Appetite for Better" sustainability strategy - better sourcing, better nutrition and better operations. Our strategy is embedded into our business planning processes and is informed by perspectives from internal and external stakeholders, including our Sustainability Advisory Board, customers, farmers, peer benchmarking and the Nomad Foods Sustainability Risk Heat Map (see also Risk Factors – We may not be able to achieve our sustainability targets to the extent we expect.).
Robust risk management processes are crucial to sustainable business practices and we assess and monitor, strategic, operations, financial, climate and nature related risks. Alongside this, we have set clear targets, aligned with the UN's Sustainable Development Goals, and focused on some of the key areas that are material to our business. These are outlined below and supported by further information on progress in our annual Sustainability Impact Report.

    1. Better Sourcing
•As a major purchaser of fish, seafood, vegetables and potatoes across Europe, we can help to drive change in how food is produced and, together with our suppliers and partners, make a meaningful contribution to global efforts to tackle the climate crisis. We prioritize fish and seafood sourced from Marine Stewardship Council (MSC) and Aquaculture Stewardship Council (ASC) certified suppliers to ensure it meets strict requirements related to stock management, impact on eco-habitats, bycatch and a range of other risk areas.

•For agricultural crops we use the Sustainable Agriculture Initiative Platform (SAI Platform)'s global Farm Sustainability Assessment (FSA) to measure progress against our target to source all of our vegetables, potatoes, fruit and fresh herbs through sustainable farming practices.
•We are committed to ethical trading, sourcing and procurement, upholding international standards. Our Supplier Code of Conduct applies to all our supply chain partners and includes requirements on human rights, workplace health and safety, fair business practices and traceability. We also require our direct suppliers to register on Sedex, one of the world’s largest collaborative platforms for sharing responsible sourcing data on supply chains.
•We believe we are in compliance with all relevant environmental laws and regulations and expect our suppliers to do the same.
2. Better Nutrition
•Our Nutrition Manifesto sets out our eight key commitments to empower positive choices and we continuously work to improve our product portfolio using an externally verified Nutrient Profiling Tool, with over 90% of our products (based on net sales) already qualifying as a healthy meal choice (HMC) . We use on-pack nutritional labelling across all of our markets and in addition to improving our own product offering we participate in a number of external partnerships that seek to influence a shift towards healthier, more sustainable diets.
•Our "Clean Labelling Policy" which has been in place since 2003 outlines our approach to ingredient selection to ensure that all new products are free from flavor enhancers, artificial flavors and artificial colorants.
3. Better Operations
•Our Safety Health and Environment Policy sets out our commitment to measure, manage and mitigate our environmental impact and in 2021 our emissions reduction targets were approved by the Science Based Targets Initiative (SBTi) enabling us to join the UN's Race to Zero and support suppliers to develop their own science-based targets.
•We consider the total packaging system when designing packaging, recognizing that it plays an important role in terms of food safety, convenience, as well as sustainability. Under our Packaging Policy we are committed to reducing packaging volumes, using more recyclable packaging materials and promoting re-use. As driving progress on sustainable packaging is particularly challenging, this is one of the key areas of focus for our Open Innovation Portal initiative launched in 2022.
•We believe that great people make the difference and in 2022 we launched our Safety First. Everyone. Every Day program building on our Vision Zero ambition to cause zero harm to people and the environment. The program has resulted in an over 40% reduction in severe accidents compared to the previous year.
•Our mission is to inspire, empower and equip our teams to be successful, so that everyone can learn, develop and grow and have rewarding work experiences. This includes helping our employees to nurture their health and wellbeing and measuring how we are doing as part of our "Our Voice" employee survey.
Nomad Foods is also included in the Dow Jones Sustainability Europe Index (DJSI Europe) as the second highest ranking company in Europe within the food product industry group. Further details on our approach to sustainability and performance against specific targets can be found in our latest Sustainability Impact Report found on our website https://www.nomadfoods.com/eating-for-the-planet/sustainability-reports/.
Information Technology
Our IT systems are critical to operating and growing our business, in particular to our general operations and logistics functions but also to enable our teams to work from hybrid locations. A single SAP tool underpins the processes to support all of our operations and management reporting across countries with new tools being introduced to support Sales planning, S&OP and Net Revenue Management activities.

The IT architecture is designed as a consolidation platform enabling integration of future acquisitions. During 2022, the Company completed the integration of the Findus Switzerland business onto the Company's platform and also commenced the integration of the entities acquired as part of the Fortenova acquisition, which the Company refers to as the "Adriatics business". We believe that the role of data and analytics will continue to increase in importance in decision-making, and we therefore intend to continue to enhance our capability to use such data and analytics in our decision-making process. Our cyber capability has increased with multiple tools being implemented as well as training for everyone in the Company.
The Company is undertaking a business transformation project underpinned by an upgrade to the latest SAP S4/HANA. This has started and will continue throughout 2023 and finish in 2024. Additionally, we utilize a new outsourced service provider, maintaining best in class IT cost alongside improved capability to scale in line with business developments.
Intellectual Property
Intellectual Property remains a core focus for the business. In 2021, we saw our trademark portfolio expand dramatically with the acquisition of the Fortenova business, and we now have over 2000 trademarks across all our markets around the world. On the patent side, the dedicated drive to protect the business' innovations and new technology continues, particularly in the area of plant-based food products, packaging and food coatings - the business now has 20 pending or registered patents in place across the UK and Europe.
Our intellectual property is managed centrally, and we work in close collaboration with a specialist team of trademark and patent attorneys and intellectual property solicitors in respect of trade mark, design and patent protection and enforcement around the world. In particular, there are strategies in place to maintain, protect and enforce our core central brands including Captain and Nomad Foods in the Group's commercial territories of interest. Likewise, we monitor, protect and enforce our trademark rights in all local brands including Birds Eye, iglo, Findus, Green Cuisine, Aunt Bessie's, Goodfella's, Frikom, Ledo, La Cocinera and Belviva, across the UK, Europe and our export markets.
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
We are also subject to a broad range of European directives and regulations and local country requirements regarding the manufacture and sale of frozen foods for human consumption. These directives and regulations define technical standards of production, transport and storage of frozen foods intended for human consumption and require us to assure internal quality control at each stage of the “cold chain” and to implement any standards, as established by public authorities. These directives and regulations have in all areas of food safety been translated into UK statutory instruments as written, and the government have indicated that all EU adopted legislation will be subject to a review in 2023 which will most likely drive a divergence in the 2 trading bodies by the end of this year. We continue to monitor and engage with all parties to limit the impact to the business.
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

Tariffs and Trade
We are subject to specific trade requirements regarding fish and poultry, two main ingredients for our products. The UK government has indicated that they will implement a new world border which may affect trade movements from late 2023.
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
Occupational Health and Safety
The safety and health of our employees is the number one priority for the business and in 2022 we embarked on a "safety first everyone, everyday" program to embed the culture of safety first across our business. This program alongside our commitment to identifying and reducing risk in the workplace has resulted in a significant improvement in our safety performance.
We continue to develop our Group Safety Management system and are working towards certification to International Standards ISO45001 and ISO18001 at all our Manufacturing Facilities.
We have a legal responsibility to protect the health and safety of our employees, customers and any other persons who may be affected by our operations and aim to meet the European Framework Directive on Safety and Health at Work (89/391 EEC). We continually strive to comply with all the local and European legislation in all the countries we have a presence, ensuring we share best practices and procedures across our business to continuously improve our safety and environmental performance.
We strive to ensure that dangerous articles and substances are transported, stored and used safely; provide adequate welfare facilities; provide workers with the information, instruction, training and supervision necessary to preserve and improve their health and safety; and consult with workers on health and safety matters.
In all of our locations we have removed Group specific COVID-19 protocols, but sites continue to monitor COVID conditions and are empowered to deploy site specific control measures if required.
Compliance Programs
We have established policies and procedures aimed at compliance with applicable legislation and regulations, including policies for Anti-Bribery and Corruption as well as Trade Sanctions. Our Code of Business Principles as our framework policy is designed to ensure compliance with applicable legal and regulatory requirements to drive a strong compliance culture throughout all of our operations. A breach of the Code of Business Principles can lead to disciplinary action, including termination of employment.
Our Safecall reporting line, which is operated by an external service provider, allows employees to report issues or ethical concerns anonymously. Compliance at the local level is based in large part on building strong local companies and developing a proper approach in coping with operational dilemmas within the boundaries of applicable laws and responsible conduct. Local management, assisted by the Internal Audit department, carries out reviews to identify compliance risks and to ensure that adequate procedures to manage those risks are in place. We continually analyze and assess changes in applicable laws and regulations, and implement appropriate adaptations when necessary.
Insurance
We have a comprehensive Global Insurance Program covering all territories that the organization operates within and undertake regular risk reviews. We continually assess business risks as part of the review to ensure we maintain an effect insurance program covering risk exposures.
The Global Insurance Program encompasses coverages such as directors and officers, property damage and business interruption, public liability, product liability, employer's liability, personal accident and travel, advertising and motor.

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
Supporting our workforce in 2022 has been a key focus as inflation moved ahead of wage growth. In order to help our colleagues in the established business we announced a one off Cost of Living Payment in December aimed at the lower paid part of our workforce. Our proposal reached over 80% of our workforce across our established markets. In addition, in order to attract and retain our colleagues in the Adriatics we made a one off investment into the pay rates of our colleagues across the business, in recognition of the key role our workforce plays in our business success.
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

C.    Organizational Structure
We (Nomad Foods Limited) are a holding company with 52 subsidiaries, all of which are wholly-owned by us. The following table provides a list of all of our significant subsidiaries and their country of incorporation.

Name	Activity	Country of incorporation	Ownership as of December 31, 2022
Nomad Foods Europe Holdings Limited	Holding	England	100%
Nomad Foods Europe Holdco Limited	Holding	England	100%
Nomad Foods Europe Finco Limited	Holding	England	100%
Nomad Foods Europe Midco Limited	Holding/Finance	England	100%
Nomad Foods Bondco Plc	Finance	England	100%
Nomad Foods Lux S.à.r.l.	Finance	Luxembourg	100%
Nomad Foods Europe Limited	Management	England	100%
Birds Eye Limited	Trading	England	100%
Nomad Foods Europe Finance Limited	Finance	England	100%
Birds Eye Ireland Limited	Trading	Republic of Ireland	100%
Iglo Holding GmbH	Holding	Germany	100%
Iglo Nederland B.V.	Trading	Netherlands	100%
Iglo Belgium S.A.	Trading	Belgium	100%
Iglo Portugal	Trading	Portugal	100%
Iglo Austria Holdings GmbH	Holding	Austria	100%
C.S.I. Compagnia Surgelati Italiana S.R.L.	Trading	Italy	100%
Findus Sverige Holdings AB	Holding	Sweden	100%
Iglo GmbH	Trading	Germany	100%
Frozen Fish International GmbH	Trading	Germany	100%
Liberator Germany Newco GmbH	Property	Germany	100%
Iglo Austria GmbH	Trading	Austria	100%
Findus Sverige AB	Trading	Sweden	100%
Frionor Sverige AB	Holding	Sweden	100%
Findus Holdings France SAS	Holding	France	100%
Findus France SAS	Trading	France	100%
Findus Espana SLU	Trading	Spain	100%
Findus Danmark A/S	Trading	Denmark	100%
Findus Finland Oy	Trading	Finland	100%
Findus Norge AS	Trading	Norway	100%
Findus Norge Holding AS	Holding	Norway	100%
Toppfrys AB	Trading	Sweden	100%
Findus Switzerland AG	Trading	Switzerland	100%
LEDO plus d.o.o.	Trading	Croatia	100%
INDUSTRIJA SMRZNUTE HRANE FRIKOM DOO BEOGRAD	Trading	Serbia	100%
LEDO d.o.o. Čitluk	Trading	Bosnia & Herzegovina	100%
IRIDA d.o.o.	Trading	Croatia	100%
LEDO Jégkrém és Fagyasztott Élelmiszer Gyártó és Forgalmazó Korlátolt Felelősségű Társaság	Trading	Hungary	100%
Ledo d.o.o. (LEDO, podjetje za trgovino s sladoledom, zmrznjeno hrano in storitve, d.o.o.)	Trading	Slovenia	100%

Ledo d.o.o. Podgorica (Društvo Za Proizvodnju, promet roba i usluga “Ledo” d.o.o. Podgorica)	Trading	Montenegro	100%
Ledo Sh.p.k.	Trading	Kosovo	100%
FRIKOM BEOGRAD DOOEL Cucer Sandevo	Trading	North Macedonia	100%

D.    Property, Plant and Equipment
The following table sets forth information on the main manufacturing sites used by us in our business:

Facility	Products	Production (ktons)	Utilization %	Freehold/ Leasehold	Footprint
Belgrade, Serbia	Ice cream, Pastry Products, Vegetables, Fruits	31	49%	Freehold	Site: 116,500 m2 Buildings: 8,100 m2
Boulogne, France	Fish Products	16	72%	Leasehold	Buildings: 11,000 m2
Bralanda, Sweden	Vegetables	10	80%	Freehold	Site: 80,000m2 Buildings: 22,000m2
Bremerhaven, Germany	Fish Products	90	85%	Leasehold	Site: 90,000 m2 Buildings: 30,000 m2
Cisterna, Italy	Vegetables, Free Flow Meals, Fish Fingers, Sofficini	71	80%	Freehold	Site: 269,560 m2 Buildings: 69,198 m2
Citluk, Bosnia & Herzegovina	Fish Products, Fruits, Vegetables	2	43%	Freehold	Site: 12,694 m2 Buildings: 6,552 m2
Daruvar, Croatia	Fish Products	3	61%	Freehold	Site: 30,223 m2 Buildings: 2,589 m2
Hull, UK	Yorkshire Puddings, Accompaniments & Desserts	21	66%	Freehold	Site: 39,000 m2 Buildings: 15,000 m2
Larvik, Norway	Vegetables, Free Flow Meals, Ready Meals	7	34%	Freehold	Site: 57,968 m2 Buildings: 7,246 m2
Loftahammar, Sweden	Bakery Products	2	52%	Freehold	Buildings: 5,300 m2 Site: 21,000 m2
Longford, ROI	Frozen Pizza Products	17	91%	Freehold	Buildings: 6,200 m2
Lowestoft, UK	Vegetables, Fish Products, Poultry, Potato, Beef Burgers	115	83%	Mixed	Buildings: 45,000 m2 Site: 99,000 m2
Naas, ROI	Frozen Pizza Products	44	99%	Freehold	Buildings: 5,930 m2 Site: 35,288 m2
Reken, Germany	Vegetables, Free Flow Meals, Ready Meals, Special Foods	89	79%	Freehold	Buildings: 43,000 m2 Site: 118,000 m2
Rorschach, Switzerland	Pancakes, Ready Meals	4	60%	Freehold	Buildings: 8,500 m2 Site: 11,000 m2
Sesvete, Croatia	Fruits, Vegetables	8	51%	Leasehold	Site: 2,208 m2 Buildings: 11,208 m2
Tonsberg, Norway	French Fries, Vegetables, Free Flow Meals	24	69%	Leasehold	Buildings: 30,000 m2 Site: 58,000 m2
Valladolid, Spain	Vegetables, Free Flow Meals, Ready Meals, Pastry Products, Pizza	16	50%	Freehold	Buildings: 50,000 m2 Site: 80,000 m2
Zagreb, Croatia	Ice cream, Pastry Products	24	40%	Freehold	Site: 23,129 m2 Buildings: 9,739 m2

For more information on property, plant and equipment see Note 12 “Property, plant and equipment”. We lease our principal executive offices located at No. 1 New Square, Bedfont Lakes Business Park, Feltham, Middlesex, TW14 8HA, which is 36,549 square feet in size.
Item 4A.    Unresolved Staff Comments
None.

Item 5.     Operating and Financial Review and Prospects
The following is a discussion of the financial condition and results of operations for the years ended December 31, 2022 and 2021. Discussion regarding our financial condition and results of operations for the year ended December 31, 2021 as compared to the year ended December 31, 2020 is included in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 3, 2022 (the "2021 Form 20-F").
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
These countries represent our top six markets and collectively represented approximately 80% of the total European Savory frozen food markets (in terms of retail sales value) and generated 70% of our revenue in 2022. We also sell our products across western & southern Europe, as well as Ireland and the Nordics. Since the Fortenova Acquisition in 2021, this has extended the reach to south-eastern Europe. The brands under which we sell our products are “Birds Eye”, "Aunt Bessie's" and "Goodfella's" in the UK and Ireland, “Findus” in Italy, France, Spain, Sweden, Switzerland and Norway, “iglo” in Germany and other continental markets, "Ledo" in south-eastern Europe and "Frikom" in Serbia and North Macedonia.
We currently operate nineteen manufacturing plants, three in Croatia, two in Germany, two in Sweden, two in Norway, two in Ireland, two in the UK and one each in Spain, Italy, France, Serbia, Bosnia & Herzegovina and Switzerland.
Conflict between Ukraine and Russia
We are monitoring the situation in Ukraine closely given the current and potential impacts of the conflict on our operations, financial condition and results of operations. Although we have no commercial operations or manufacturing footprint in either Russia or Ukraine, we have seen unprecedented input cost inflation and increased complexity and volatility in our supply chain due to the crisis.
We believe that reducing our exposure to Russia, partially by diversifying our source of fish and our alternative species of fish, is in the best interests of the company as well as the right action to take in light of recent events. We source a material amount of our fish from Russia and due to the conflict, are actively pursuing opportunities to introduce alternative species and product formats to reduce our Russian exposure as quickly and effectively as possible. Due to our status as frozen category leader and our commitment to source wild-caught fish to the Marine Stewardship Council (MSC) certification standard, this will take time to execute. We have taken steps to reduce our reliance on Russian sourced fish including, (i) increasing the amount of fish we purchase from the United States (to the extent permitted by quotas), (ii) exploring alternative species of fish, and (iii) expanding into new product formats such as farmed fish. For example, one of the ways we are diversifying our sources of sustainable fish is by signing 3 new contracts to secure the supply of high-quality Aquaculture Stewardship Council (ASC) certified farmed pangasius from a leading Vietnamese supplier starting in 2023.
Additionally, we are accelerating relevant R&D projects and expanding into other categories such as “fishless fish” and expanding our vegetables category to create a broader range of options for our consumers.

Macroeconomic
In the last 12 months we have seen huge volatility in our macro environment driven by the war in Ukraine and further Covid restrictions impacting our supply chain (e.g. China). This has resulted in the need to focus on our two most urgent challenges: significantly higher raw material prices and risks to our fish supply.
For our consumers, the Ukraine and Russia conflict and supply chain restrictions have driven a cost of living crisis as well as an anticipated recession, and we have therefore made a number of interventions to our plans to ensure we remain on track to deliver our medium-term commitments.
Throughout 2022, we experienced higher than anticipated input cost inflation, including higher transportation and supply chain costs which we have attempted to mitigate through pricing increases. We anticipate such inflation to persist throughout 2023. Our clear priorities are pricing for inflation, securing the future of fish, and accelerating Green Cuisine as we believe these will have the biggest commercial impact on our short term and long-term success. We believe these agile commercial interventions, coupled with media investment, commercializing sustainability and accelerating our presence in discounters, will allow us to retain our existing consumer base and attract new consumers to the category and our brands. We believe these strong fundamentals will set us up for long-term sustained growth.
Financings and Acquisitions
On March 13, 2020, the Company announced a share repurchase program to purchase up to an aggregate of $300.0 million of the Company’s ordinary shares. Acquisitions pursuant to the stock repurchase program may be made from time to time through a combination of open-market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions. After the announcement, the Company entered into a series of open-market repurchases. During 2020, the Company repurchased and cancelled 11,913,682 ordinary shares at an average price of $21.04, for aggregate gross costs of $250.9 million (€217.4 million). Directly attributed transaction costs of €0.2 million were incurred. During 2021, the Company repurchased and cancelled a further 507,396 ordinary shares at an average price of $25.29 for aggregate gross costs of $12.8 million (€10.5 million).
On September 15, 2020, the Company repurchased by way of a Dutch auction a total of 18,061,952 ordinary shares at a clearing price of $25.50 per share amounting to the aggregate purchase price of $460.6 million (€389.3 million) which was paid to the prevailing shareholders with all shares canceled as of the same date. Directly attributed transaction costs of €1.9 million were incurred.
On December 31, 2020, we completed the Findus Switzerland AG acquisition for consideration of €112.8 million which produces and sells frozen food in Switzerland. The deal extends the geographical reach of this brand, complementing the existing business model. The acquisition also included a production facility in Rorschach, Switzerland.
On June 24, 2021, the Company amended and restated its Senior Facilities Agreement to (i) refinance its existing €553.2 million senior secured term loan facility through a new 7-year term facility due 2028 (the "Senior EUR Loan"), paying interest at a rate equal to the EURIBOR with a zero floor plus a margin of 2.5%, and (ii) replace the existing €80.0 million revolving credit facility with a new €175 million facility, paying the interest rate applicable to the respective drawn down currency plus 2.25%. Per the restated Senior Facilities Agreement, the Sterling Overnight Index Average (“SONIA”) has replaced GBP LIBOR and is effective immediately if there is a drawdown on the facility. The Secured Overnight Financing Rate (“SOFR”) will replace U.S. Dollar LIBOR and Swiss Average Rate Overnight (“SARON”) will replace CHF LIBOR, when existing benchmark rates are replaced. The revolving credit facility also includes margin ratchets linked to the future leverage of the Group, and achievement of ESG linked KPI's.
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

On August 5, 2021, the Company announced a new share repurchase program to purchase up to an aggregate of $500.0 million of the Company’s ordinary shares to be executed. Acquisitions pursuant to the stock repurchase program may be made from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions, at the Company's discretion, as permitted by securities law and other legal requirements. Pursuant to the program, as at December 31, 2021, the Company repurchased and cancelled 3,090,082 ordinary shares at an average price of $24.50, for aggregate gross costs of $75.8 million (€67.1 million). Directly attributed transaction costs of €0.1 million were incurred. During 2022, the Company repurchased and cancelled a further 1,160,547 ordinary shares in open market transactions at an average price of $26.23 for aggregate gross costs of $30.5 million (€26.8 million) under this authorization.
On September 30, 2021, the Company announced the completion of the acquisition of the Fortenova Group’s Frozen Food Business Group (FFBG) for consideration of €641.6 million. FFBG is a leading European frozen food portfolio operating in attractive markets new to Nomad, including Croatia, Serbia, Bosnia & Herzegovina, Hungary, Slovenia, Kosovo, North Macedonia and Montenegro. Its two anchor brands, Ledo and Frikom, have unparalleled consumer awareness and number one market share in many of these markets and offer a broad range of frozen food products including fish, fruits, vegetables, ready meals, pastry and ice cream.
On November 10, 2022, the Company announced that it closed on the issuance of both a $700.0 million (€700.6 million) term loan bearing interest at a rate per annum equal to the SOFR rate plus 3.75% and a €130.0 million term loan bearing interest at a rate per annum equal to EURIBOR plus 3.5%, both due November 10, 2029. The net proceeds from these loans were used to repay the Company's existing Senior Secured U.S. Dollar term loan due in 2024 in full, and for transaction expenses and general corporate purposes.
Accounting for the Fortenova Acquisition
The Fortenova acquisition is reflected in our consolidated financial statements from September 30, 2021 (the date of the acquisition).
We have accounted for the acquisition using the purchase method as required by IFRS 3 "Business Combinations" which allows the Company a year after the acquisition date to finalize the valuation of identifiable assets acquired as well as liabilities assumed. Due to the timing of the acquisition, the valuation of the business had not been completed by December 31, 2021. The Company has since completed the exercise, resulting in a corresponding adjustment to Goodwill. These adjustments have not been considered material, thus did not result in a restatement of the previously reported Statement of Financial Position as of December 31, 2021 as disclosed in Note 14 "Acquisitions" within Item 18.
Recently Issued and Not Yet Adopted Accounting Pronouncements under IFRS
Information relating to “IFRSs recently issued and not yet adopted” are described in detail and are reported in Note 2 to the Financial Statements.

A.    Operating Results
Overview of Results

	Year ended December 31, 2022	Year ended December 31, 2021
	€m	€m
Statement of Income data:
Revenue	2,939.7	2,606.6
Cost of sales	(2,124.4)	(1,862.3)
Gross profit	815.3	744.3
Other operating expenses	(391.2)	(356.3)
Exceptional items	(48.7)	(45.3)
Operating profit	375.4	342.7
Finance income	12.1	0.1
Finance costs	(66.5)	(106.1)
Net finance costs	(54.4)	(106.0)
Profit before tax	321.0	236.7
Taxation	(71.2)	(55.7)
profit for the year	249.8	181.0
The table below presents certain additional key performance indicators:

	Year ended December 31, 2022	Year ended December 31, 2021
(€ in millions, except percentages)	€m	€m
Adjusted Gross Margin(1)	27.7%	28.9%
Adjusted EBITDA(2)	524.4	486.7
Adjusted EBITDA Margin(3)	17.8%	18.7%

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

The following table reconciles revenue to Adjusted Gross Profit and Adjusted Gross Margin for the periods presented:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	€m	€m	€m
Revenue	2,939.7	2,606.6	2,515.9
Cost of sales	(2,124.4)	(1,862.3)	(1,753.4)
Gross Profit	815.3	744.3	762.5
Gross Margin (1)	27.7%	28.6%	30.3%
Cost of sales adjustments (2)	—	8.4	—
Adjusted Gross Profit	815.3	752.7	762.5
Adjusted Gross Margin (3)	27.7%	28.9%	30.3%
(1)Gross margin represents gross profit as a percentage of revenue for the relevant period.
(2)Cost of sales adjustments relate to acquisition purchase price adjustments within cost of goods sold.
(3)Adjusted Gross Margin represents Adjusted Gross Profit as a percentage of revenue for the relevant period.
The following table reconciles profit for the year to Adjusted EBITDA for the relevant period as follows:

	Year ended December 31, 2022	Year ended December 31, 2021
	€m	€m
profit for the year	249.8	181.0
Taxation	71.2	55.7
Net financing costs	54.4	106.0
Depreciation and amortization	88.6	71.6
Acquisition purchase price adjustments (1)	—	8.4
Exceptional items (2)	48.7	45.3
Other add-backs (3)	11.7	18.7
Adjusted EBITDA	524.4	486.7

(1)Relates to acquisition purchase price adjustments within cost of goods sold.
(2)Elimination of exceptional items which management believes do not have a continuing impact. Details of what has been identified as exceptional is included in the Results of Operations for each reporting period as set out in this item and in Item 5 of the 2021 Form 20-F.
(3)Represents the elimination of share-based payment charges and related employer payroll expense of €8.6 million (2021: €5.8 million) and elimination of non-operating M&A related costs of €3.1 million (2021: €12.9 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
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
Finance Costs. Finance costs are comprised of interest expenses, net interest on net defined pension plan obligations, amortization of debt discounts and borrowing costs, net foreign exchange costs on translations of financial assets and liabilities held for financing purposes in currencies other than the Company’s functional currency, financing costs incurred as a result of amendments of debt terms and other financing related costs.
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

A significant portion of our operations have functional currencies other than Euro (including Pound Sterling, Norwegian Krone, Swedish Krona, Serbian Dinar and Swiss Franc amongst others). In preparing our financial statements, translations in currencies other than our functional currency are recognized at the rates of exchange prevailing at the dates of transaction. Accordingly, our results for each of the periods presented below have been impacted by fluctuations in foreign exchange rates. Where material, the impact of translation of currency on results has been provided. For a discussion on strategies to mitigate the effect of these fluctuations see Note 33 "Financial risk management".
Results of Operations for the Year Ended December 31, 2022 and the Year Ended December 31, 2021

	Year ended December 31, 2022	Year ended December 31, 2021
Statement of Income data:	€m	€m
Revenue	2,939.7	2,606.6
Cost of sales	(2,124.4)	(1,862.3)
Gross profit	815.3	744.3
Other operating expenses	(391.2)	(356.3)
Exceptional items	(48.7)	(45.3)
Operating profit	375.4	342.7
Finance income	12.1	0.1
Finance costs	(66.5)	(106.1)
Net finance costs	(54.4)	(106.0)
Profit before tax	321.0	236.7
Taxation	(71.2)	(55.7)
profit for the year	249.8	181.0

Revenue for the year ended December 31, 2022 was €2,939.7 million (year ended December 31, 2021: €2,606.6 million). The 12.8% revenue increase was driven by acquisitions and an organic revenue increase of 1.8%, a measure which excludes the impact of translational foreign exchange and acquisitions compared to the year ended December 31, 2021.
Gross profit, defined as revenue offset by cost of sales, increased €71.0 million to €815.3 million for the year ended December 31, 2022 from €744.3 million for the year ended December 31, 2021. The increase in gross profit was driven by the increase in revenue and a reduction in gross margin. Gross Margin, defined as gross profit as a percentage of revenue, reduced by 90 basis points to 27.7% from 28.6% in the year ended December 31, 2021 primarily due to:

•A 490 basis points increase from pricing, promotional investments and product mix
•A 100 basis points increase linked to acquisitions, which includes a 30 basis point increase relating to the unwinding of the non-cash fair value uplift of inventory recorded in 2021 as part of the Findus Switzerland and Fortenova Acquisitions.
•A 680 basis points decrease due to cost of goods inflation.

Other operating expenses increased to €391.2 million for the year ended December 31, 2022 (year ended December 31, 2021: €356.3 million). The increase of €34.9 million was driven primarily by the full year inclusion of the Fortenova Acquisition, that was acquired on September 30, 2021.

Exceptional items of €48.7 million were incurred in the year ended December 31, 2022 (year ended December 31, 2021: €45.3 million). Included in this charge are (i) a charge of €7.0 million from the release of indemnification assets (year ended December 31, 2021: €5.0 million), (ii) expenses related to integrating the Fortenova Acquisition of €9.5 million (year ended December 31, 2021: €3.5 million), (iii) expenses for an Information Technology Transformation Program of €4.4 million (year ended December 31, 2021: €4.2 million), (iv) expenses of €3.5 million relating to a factory optimization program which was initiated in 2018 (year ended December 31, 2021: €4.9 million), (v) expenses related to distribution network integration of €2.2 million, (vi) expenses associated with a multi-year, enterprise-wide transformation and optimization program that began in 2020 of €37.0 million (year ended December 31, 2021: €18.8 million), and (vii) expenses related to the integration of the Findus Switzerland business of €8.2 million (year ended December 31, 2021: €6.2 million), and (viii) a charge related to impairment of customer relationships of €5.8 million. In the year ended December 31, 2021, expenses of €5.3 million related to preparations for, and responding to, changes impacting our supply chain of the United Kingdom exiting the European Union ("Brexit").
Offsetting these charges are a net income on settlement of legacy matters relating to periods prior to acquisition of businesses by the Company of €28.9 million (year ended December 31, 2021: income of €2.6 million). The majority of the net income related to settlements in 2022 followed favorable rulings on a series of registration tax claims in relation to an acquisition in 2010, prior to the formation of the Company in 2014. As a result, the Company received a refund of the payments made in 2013 and 2018 in addition to interest.
Net finance costs of €54.4 million in the year ended December 31, 2022 (year ended December 31, 2021: €106.0 million) include €61.0 million of interest payable on long term borrowings, lease liabilities and other cash pay interest expenses net of hedges (year ended December 31, 2021: €58.2 million), gains on derivatives designated as fair value through profit and loss of nil (year ended December 31, 2021: loss of €13.7 million), a net impairment loss on short-term investments of nil (year ended December 31, 2021: €8.6 million), €2.8 million of other interest and finance costs (year ended December 31, 2021: €1.7 million) and €2.7 million of amortization of capitalized debt discounts and borrowing costs (year ended December 31, 2021: €2.0 million). This is offset by a gain of €9.2 million resulting from the translation of foreign currency-denominated financial assets and liabilities into Euros (year ended December 31, 2021: loss of €4.0 million), finance income of €0.6 million (year ended December 31, 2021: €0.1 million) and net financing gains incurred in amending terms of debt of €2.3 million (year ended December 31, 2021: costs of €17.9 million).
There was a tax charge in the year ended December 31, 2022 of €71.2 million based on the underlying taxable profits. A taxation charge of €55.7 million was booked in the year ended December 31, 2021. This difference is principally caused by higher profits and movements in provisions for uncertain tax positions.
As noted in Item 3:D. Risk Factors, the future performance of the business is affected by a range of governmental economic, fiscal, monetary and political factors. In particular, the ongoing conflict between the Ukraine and Russia, the duration, spread and intensity of the COVID-19 pandemic and the outcome of Brexit agreements could have a material impact on the future results of the business.
B.    Liquidity and Capital Resources
Overview
We believe that cash flow from operating activities, available cash and cash equivalents and our access to our revolving credit facility will be sufficient to fund our liquidity and other requirements for at least the next 12 months. At December 31, 2022, we had €540.0 million of total liquidity, comprising €369.7 million in cash and €173.2 million of available borrowings under our revolving credit facility, offset by bank overdrafts of €2.9 million. We also continue to expect to be able to raise capital through equity and debt offerings to support the strategic aims of the Company when it is advisable to do so and market conditions allow. In addition, we may enter into working capital related facilities including receivables financing, reverse factoring and supply chain financing to support the requirements of the business. Our principal liquidity requirements are for working capital and general corporate purposes, including capital expenditures and debt service, as well as to identify and effect strategic acquisitions.
As a holding company, we depend on our receipt of cash dividends from our operating subsidiaries. For more information, see Item 3D: Key Information - Risk Factors - We are a holding company whose principal source of operating cash is the income received from our subsidiaries.

Restricted Cash
Nomad had cash and cash equivalents of €369.7 million at December 31, 2022, of which €0.3 million was restricted. This compares with cash and cash equivalents of €254.2 million at December 31, 2021 of which €0.2 million was restricted. Cash may be restricted for reasons including, but not limited to collateral as support for issuance of guarantees.
Cash Flows
Our primary sources of liquidity for the periods reported were cash flow from operations and financing activities, including borrowings under credit facilities and Senior Secured notes. Our liquidity requirements arise primarily from the need to meet debt service requirements, to fund capital expenditures, to meet working capital requirements and to fund pension and tax obligations. Cash flows generated from operating activities together with cash flows generated from financing activities, have historically been sufficient to meet our liquidity needs and are expected to remain so for the foreseeable future.
The following table summarizes net cash flows with respect to our operating, investing and financing activities for the periods indicated:

	Year ended December 31, 2022	Year ended December 31, 2021
	€m	€m
Net cash provided by operating activities	303.8	306.3
Net cash used in investing activities	(78.7)	(660.0)
Net cash (used in)/provided by financing activities	(108.1)	214.4
Net increase/(decrease) in cash and cash equivalents	117.0	(139.3)
Cash and cash equivalents at end of the period	366.8	254.2

Net Cash Provided by Operating Activities
Net cash provided by operating activities was €303.8 million for the year ended December 31, 2022, compared to €306.3 million for the year ended December 31, 2021. The €2.5 million decrease was due to an increase in working capital of €96.8 million compared to an increase of €23.5 million in the year ended December 31, 2021, offset by operating cash flows before changes in working capital of €521.6 million compared to €473.8 million in the year ended December 31, 2021, net cash flows relating to exceptional items of €40.8 million compared to €48.8 million in the year ended December 31, 2021, as well as cash flows relating to tax of €80.2 million compared to €95.2 million in the year ended December 31, 2021.
Net Cash Used in Investing Activities
Net cash used in investing activities was €78.7 million for the year ended December 31, 2022, compared to €660.0 million for the year ended December 31, 2021. The outflow in the year ended December 31, 2022 includes capital expenditures of €79.1 million.
Net Cash (Used in)/ Provided by Financing Activities
Net cash used in financing activities was €108.1 million for the year ended December 31, 2022, compared to net cash provided by financing activities of €214.4 million for the year ended December 31, 2021. The net cash outflow in the year ended December 31, 2022 is primarily due to payment of interest €54.2 million, payment of lease liabilities €26.5 million, and payments of €26.8 million for the repurchase of ordinary shares.

Capital Expenditures
Our capital expenditures as of December 31, 2022 consisted, and in 2023 we expect to consist of, primarily expenditures for factory capacity expansion and maintenance, cost savings projects, information systems, innovation, regulatory compliance and other items. Capital expenditure is expected to increase in 2023 as the Company continues to grow but also due to the ongoing execution of its multi-year business transformation program which will include the implementation of new systems.
Capital commitments as of December 31, 2022 are not considered to be significant and are presented within Note 36 “Capital commitments” to our consolidated financial statements in Item 18. The anticipated source of such funds for such capital expenditures are cash flow from operating activities, available cash and cash equivalents and our revolving credit facility.
The following table sets forth our capital expenditures for the periods indicated, including as a percentage of revenue:

	Year ended December 31, 2022	Year ended December 31, 2021
	€m	€m
Capital expenditures	79.1	79.2
Capital expenditure as a % of revenue	2.7%	3.0%
Trade Receivables - Factoring
To assist in managing operating cash flow, we have historically entered into non-recourse factoring arrangements whereby we may sell specific account receivables to one or more external financial institutions. Under the terms of such arrangements, the Company may continue to collect the cash from the customer receivables sold, albeit acting solely as a collecting agent on behalf of the purchaser of receivables. The Company retains no credit loss exposure to the receivables following sale. As a consequence, the risks and rewards of ownership are considered to have been transferred at the date of sale. No factoring fees were incurred associated with the sale of factored receivables for the year ended December 31, 2022 (2021: minimal). All factoring facilities were cancelled during 2021 and no receivables were factored at the end of December 31, 2021, due to sufficient liquidity resources available to the Company. However, such facilities may be entered into again in future periods for strategic purposes.

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
Debt
Senior Facilities Agreement

We maintain a syndicated senior facilities agreement with certain finance parties and lenders, originally dated July 3, 2014, as subsequently amended and restated most recently on November 8, 2022 (the “Senior Facilities Agreement”). Credit Suisse AG, London Branch, is currently both the facility agent and security agent.

The Senior Facilities Agreement governs our term loan facilities and our revolving credit facility.

Term Loan Facilities

U.S. Dollar Denominated Term Loan Facility

The U.S. Dollar (USD) denominated term loan facility as at December 31, 2022 consists of term loans in an aggregate principal amount of $700.0 million. The USD denominated term loans bear interest at a rate per annum equal to term SOFR (subject to a 0.5% floor) plus 3.75% per annum.

The USD denominated term loan facility is fully drawn and matures on November 10, 2029.

Euro Denominated Term Loan Facilities

The Euro (EUR) denominated term loan facilities as at December 31, 2022 consists of term loans in an aggregate principal amount of €683.2 million. Of this, €553.2 million bears interest at a rate per annum equal to EURIBOR (subject to a zero floor) plus 2.5% and matures on June 24, 2028. A further €130.0 million bears interest at a rate per annum of EURIBOR (subject to a zero floor) plus 3.5% and matures on November 10, 2029.

Revolving Credit Facility

The Senior Facilities Agreement provides for an €175.0 million revolving credit facility, of which up to €50 million can be used for the issuance of letters of credit and other ancillary facilities. The revolving credit facility matures on June 24, 2026 and bears interest at a rate per annum equal to the underlying reference rate, plus the applicable margin of 2.25% per annum, payable at the end of each interest period. The Revolving Credit Facility also includes a margin ratchet linked to the future leverage of the Group and achievement of linked ESG target KPI's. As of December 31, 2022, there was no cash drawn from the revolving facility, with €1.8 million outstanding by way of issued letters of credit and bank guarantees.

Indebtedness at December 31, 2022

As of December 31, 2022, we had approximately €2,140.2 million (December 31, 2021: €2,155.9 million) of indebtedness outstanding under our term loan facilities and no amounts outstanding under our revolving credit facility, other than €1.8 million (December 31, 2021: €2.8 million) in relation to stand-by letters of credit and bank guarantees.

Terms of the Senior Facilities Agreement

The Senior Facilities Agreement contains certain customary operating covenants (certain of which are not applicable depending on the ratio of Consolidated Total Net Debt to Consolidated EBITDA) and other customary provisions relating to events of default, including non-payment of principal, interest or fees, misrepresentations, breach of covenants, creditor process, cross default to other indebtedness of the borrowers and its subsidiaries. If, in respect of any Relevant Period, the aggregate amount of: (i) all Revolving Facility Loans; (ii) drawn Letters of Credit; and (iii) Ancillary Outstanding’s (but excluding Ancillary Outstanding’s by way of undrawn letters of credit and undrawn bank guarantees under the relevant Ancillary Facility) calculated as at the last day of each such Relevant Period, is equal to or exceeds 40% of the Total Revolving Facility Commitments as at such date, Debt Cover in respect of that Relevant Period shall not exceed 7.25:1. (Each of the foregoing terms is defined in the Senior Facilities Agreement). As of December 31, 2022, we were in compliance with all financial and other covenants contained in our Senior Facilities Agreement.

The USD denominated term loans include the requirement to repay 1% of original issued notional per annum from and including October 10, 2023. In addition to the mandatory 1% per annum amortization, the Senior Facilities Agreement also includes an excess cash flow calculation whereupon an amount of principal shall be repaid based upon terms including cash generated during the year and Company leverage. As of December 31, 2022, no excess cash is expected to be paid out in 2023 related to 2022.

Hedging

In order to mitigate underlying foreign exchange exposure and mitigate interest rate risk, the Company has entered into a number of cross-currency swaps and interest rate swaps. In exchange for receiving cash flows in U.S. Dollars matching the payments of principal and interest due under the Senior U.S. Dollar debt, the Company pays fixed amounts of interest and principal on notional amounts of EUR. All cross-currency swaps have been designated as a cash flow hedge.

During the 2021 reporting period, cross-currency interest rate swaps that had previously exchanged fixed cash flows in EUR into fixed GBP cash flows and had been designated as a net investment hedge of the UK business were extinguished.

In order to mitigate interest rate risk, the Company has entered into a number of interest rate swaps. In exchange for receiving cash flows matching all of the payments of interest due under the €130.0 million Senior EUR debt, the Company pays fixed amounts of interest on notional amounts of EUR. These swaps have been designated as a cash flow hedge.

As a result of decisions taken by national regulators, GBP LIBOR and certain U.S. Dollar LIBOR time periods are being phased out and replaced by an alternative reference index (SONIA and SOFR, respectively). This is reflected in the Company’s latest issuance of U.S. Dollar term loan and related cross currency interest rate swaps, which use SOFR as the benchmark. There are no current plans to phase out EURIBOR. If EURIBOR ceases to exist, we will need to renegotiate the interest rate payable on the Euro denominated portion of our Senior Facilities Agreement with our lenders. Our expectation is that both debt agreements and hedging contracts will be aligned to the new benchmarks as they become known, and as such it is highly probable that the existing hedging relationships can be continued.

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

The Fixed Rate Senior Secured Notes are currently admitted to the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF Market. As of December 31, 2022, we had €800.0 million of Fixed Rate Senior Secured Notes outstanding.

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

Intercreditor Agreement

The finance parties under the Senior Facilities Agreement and the holders of the Fixed Rate Senior Secured Notes share the benefit of a security and guarantee package. The rights and obligations of the senior creditors and other creditors (including intra-group creditors) between themselves is controlled by an Intercreditor Agreement originally dated July 3, 2014, as amended, and restated on or about April 28, 2017, as may be further amended, supplemented or otherwise modified from time to time.

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
For accounting purposes, as of December 31, 2022 (based on the assumptions used), the deficit for the net employee benefit obligations equaled €132.1 million (December 31, 2021: €244.2 million).
For the year ended December 31, 2022 pension costs related to defined benefit, defined contributions and long-term benefit plans equated to €22.4 million (2021: €19.8 million; 2020: €17.3 million). This includes all costs related to the pension schemes and other long-term benefits plans as well as associated interest costs.
For additional information, see Note 23 “Employee benefits” to our consolidated financial statements in Item 18.
A description of our principal accounting policies, critical accounting estimates and judgments is set out in Note 3 and Note 4 to our audited consolidated statements which appear elsewhere in this annual report.
Other cash commitments
We are contractually obliged to short and long term commitments regarding raw material expenditures as well as for purchases of finished or semi-finished products. Agreements with co-packers that require significant investment from the counterparty are generally negotiated to cover several years of our operational needs. Furthermore, a high proportion of Advertising and promotional expenditure is negotiated and committed to through annual contracts. We also have long term service contracts which we have committed to make but which are not yet payable. These include those for the provision of logistical operations as well as software and IT support which typically cover a number of years. All of these purchase commitments represent a modest proportion of our annual expenditure. As of December 31, 2022 these commitments total €350.1 million.
Furthermore, a number of our tangible fixed assets are leased under short and long term contracts for which a maturity profile is presented within Note 33 “Financial Risk Management” to our consolidated financial statements in Item 18.
C.    Research and development, patents and licenses, etc.
Growing our core through our Must Win Battle strategy is our focus across fish, vegetables and local battles, e.g., chicken and pizza. Innovation is key to this and we have a strong pipeline of activities. Innovation is also a key driver of growth for our Green Cuisine business, which includes development of meat alternatives. Our focus is to create competitive advantage through delivery of innovations that address consumer needs and are enabled by science and technology. To achieve this we have embedded innovation in our strategy and seek to ensure that technologies are fully protected to maintain differentiation.

We are committed to ensuring product superiority on all our Must Win battles by focusing on taste, health and sustainability. We invest in external benchmarking activities to track product performance and renovation programs are in place to ensure that our core continues to delight our consumers.

To support these activities, we operate a clear governance process with a “Central Monthly Operating Review Board” (“CMOR”) which is responsible for reviewing and approving innovations in our core Must Win Battles that span multiple markets. "Local Monthly Operating Reviews" ("LMOR") occur within each market and focus on the local portfolio. Our Research and Development team is organised around our Must Win Battles, both centrally and locally. This allows us to leverage our investment in research and development across our markets where scale can be achieved and move fast within individual markets to address local opportunities, thus maximizing our ability to deliver to consumer needs efficiently.

D.    Trend information
We are subject to the following key industry trends and challenges which have impacted, and may continue to impact, our business, operations and financial performance.
Accelerating costs in non-discretionary spend areas of energy, transport and housing costs has squeezed household budgets. As a result, households are looking for savings, with an anticipated reduction in eating out, entertainment and clothing.
Inflation is expected to result in a decline in the number of ‘comfortable’ households which have higher incomes who are typically less impacted by inflation. Conversely, ‘struggling’ households with low incomes are expected to increase in the near future. We believe these 'struggling’ households will manage their spend by buying more products on promotional deals, buying cheaper brands and private labels or shopping in cheaper stores including discounters.
As a result of these market dynamics, we expect that discounters and eCommerce will accelerate their gain of market share. For example, we expect the growth of discounters to continue. Also, across all channels retailers are responding to these new challenges by focusing on driving value for money, including aggressive price comparisons, smaller packs and increasing private label offerings, and operating efficiency to help maintain their margins through range optimization to mitigate costs and complexity.
We believe the differing consumer groups and the impact on their spending will result in ‘in-flows’ to the frozen category and our brands (gaining consumers) but we also anticipate ‘out-flows’ (losing consumers) from the frozen category and our brands.
See Item 5 - Conflict between Ukraine and Russia and Macroeconomic for a discussion of trends and uncertainties we are experiencing as a result of political disruptions.
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
At each financial year end date, any discount or trade promotion activity incurred but not yet invoiced is estimated and accrued for. In certain cases, the estimate for discounts and trade promotions requires the use of forecast information for future trading periods and therefore a degree of estimation uncertainty exists. These estimates are sensitive to variances between actual results and forecasts. The estimate is based on accumulated experience and the principle that revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. Management use judgment when considering when accruals can be released.

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
Significant areas of judgment and estimation include valuing tangible and intangible assets, including the determination of their remaining useful lives, as well as the consideration of liabilities, including provisions for uncertain tax positions. Where such items are material to the financial statements, we engage third-party valuation firms to assist in the valuation. The valuation of these assets and liabilities is based on the assumptions and criteria which include, in some cases, estimates of future cash flows discounted at the appropriate rates. The choice of assumptions and valuation technique can lead to significant differences in the valuation. We believe that the assumptions and techniques applied are reasonable based on information available on the date of acquisition.
As disclosed in Note 14 in Item 18, one significant acquisition was made in 2021 with the acquisition accounting for this finalized during 2022.
Impairment was not required as at December 31, 2022. Valuations derived from the discounted cash flow model indicate a sufficient amount of headroom for which any reasonably possible change to key assumptions will not result in an impairment of the related goodwill and indefinite life brands.
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
Since defined benefit pension schemes and post-employment benefit schemes are measured on a discounted basis, the discount rate applied has an impact on the expense and obligation recognized. These discount rates are determined by reference to market yields at the end of the reporting period on high quality corporate bonds, except for Sweden where a deep market does not exist, where mortgage bonds are used. Our significant schemes operate in Germany and Sweden, where discount rates of 3.8% and 4.0% have been applied. A 1% increase in discount rates used throughout the Company would decrease the obligation by €28.5 million, whilst a 1% decrease in discount rates would increase the obligation by €35.8 million. The impact on profit before tax in either scenario is not significant. Management consider the discount rate to be the most significant assumption. Note 23 in Item 18 contains additional details on the schemes and obligation, including a sensitivity analysis over other key assumptions.
Uncertain tax positions
The Company operates in many different jurisdictions and in some of these, there are on-going tax audits and certain tax matters which are under discussion with local tax authorities. The Company considers these tax audits and discussions with local tax authorities as well as the local tax legislation relative to their tax positions in those jurisdictions when identifying uncertain tax positions. These discussions are often complex and can take many years to resolve, and are in different stages with respect to assessments, appeals and refunds. Where tax exposures can be quantified, a provision for uncertain tax positions is made based on management’s estimates and judgements with regard to the amounts expected to be paid to the relevant tax authority. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could in future periods experience adjustments to these provisions. The factors considered include the progress of discussions with the tax authorities and the level of documentary support for historical positions taken by previous owners.

Item 6.    Directors, Senior Management and Employees
A.    Executive Officers and Directors
The following table lists each of our executive officers and directors and their respective ages and positions as of February 20, 2023.

Name	Director since	Age	Position
Sir Martin E. Franklin	April 4, 2014	58	Co-Chairman
Noam Gottesman	April 4, 2014	61	Co-Chairman
Ian G.H. Ashken	June 16, 2016	62	Director
Stéfan Descheemaeker	June 1, 2015	62	Chief Executive Officer and Director
James E. Lillie	May 28, 2015	61	Director
Stuart M. MacFarlane	May 8, 2019	55	Director
Victoria Parry	February 16, 2016	57	Director
Amit Pilowsky	May 9, 2022	47	Director
Melanie Stack	May 4, 2021	61	Director
Samy Zekhout	April 1, 2018	60	Chief Financial Officer and Director

Set forth below is a brief biography of each of our executive officers and directors.

Sir Martin Ellis Franklin, KGCN, our co-founder and co-Chairman is the founder and CEO of Mariposa Capital, LLC, a Miami-based family investment firm focused on long-term value creation across various industries, and Chairman and controlling shareholder of Royal Oak Enterprises, LLC. Sir Martin is also the Founder and Executive Chairman of Element Solutions Inc, and co-Chairman of APi Group Corporation. Sir Martin was the co-founder and Chairman of Jarden Corporation (“Jarden”) from 2001 until April 2016 when Jarden merged with Newell Brands Inc (“Newell”) serving also as its CEO from 2001 to 2011 and its Executive Chairman from 2011-2016 . Prior to founding Jarden in 2001, Sir Martin served as the Chairman and/or Chief Executive Officer of three public companies: Benson Eyecare Corporation, Lumen Technologies, Inc., and Bollé Inc. between 1992 and 2000.
Noam Gottesman, our co-founder and co-Chairman, is the Founder and Managing Partner of TOMS Capital LLC, which he founded in 2012. Mr. Gottesman also serves as a non-executive director of Radius Global Infrastructure Inc. (previously known as Digital Landscape Group, Inc. and prior to that known as Landscape Acquisition Holdings Limited), a global aggregator of real property interests underlying wireless telecommunications cell sites. Mr. Gottesman was the co-founder of GLG Partners Inc. and its predecessor entities where he served in various chief executive capacities until January 2012. Mr. Gottesman served as GLG’s chief executive officer from September 2000 until September 2005, and then as its co-chief executive officer from September 2005 until January 2012. Mr. Gottesman was also chairman of the board of GLG following its merger with Freedom Acquisition Holdings Inc. and prior to its acquisition by Man Group plc. Mr. Gottesman co-founded GLG as a division of Lehman Brothers International (Europe) in 1995 where he was a Managing Director. Prior to 1995, Mr. Gottesman was an executive director of Goldman Sachs International, where he managed global equity portfolios in the private client group.
Ian G.H. Ashken serves as a director of APi Group Corporation (since 2017) and Element Solutions Inc. (since 2013). Previously, he was the co-founder of Jarden and served at various times as its Vice Chairman, President, Chief Financial Officer, Secretary and a director from June 2001 until the consummation of Jarden’s business combination with Newell in April 2016. Prior to Jarden, Mr. Ashken served as the Vice Chairman and/or Chief Financial Officer of three public companies, Benson Eyecare Corporation, Lumen Technologies, Inc. and Bollé Inc. between 1992 and 2000. Mr. Ashken is also a director or trustee of a number of private companies and charitable institutions.

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
James E. Lillie has served as co-Chairman of APi Group Corporation since October 2019, and served as its director from October 2017. Previously, he served as Jarden's Chief Executive Officer from June 2011 until the consummation of Jarden's business combination with Newell in 2016. From 2003 to 2011 he served as Jarden's Chief Operating Officer and President (from 2004). From 2000 to 2003, Mr. Lillie served as Executive Vice President of Operations at Moore Corporation, Limited. From 1999 to 2000, he served as Executive Vice President of Operations at Walter Industries, Inc., a Kohlberg, Kravis, Roberts & Company (KKR) portfolio company. From 1990 to 1999, Mr. Lillie held a succession of senior level management positions across a variety of disciplines including human resources, manufacturing, finance and operations at World Color, Inc., another KKR portfolio company. During the last five years, Mr. Lillie also previously served as a director of Tiffany & Co.

Stuart M. MacFarlane joined the Whitbread Beer Company in 1992, which was later acquired by Interbrew and, subsequently ABInBev. At ABInBev, Mr. MacFarlane held various senior roles, including in Finance, Marketing, Sales and as Managing Director for the company’s business in Ireland. He was appointed President of ABInBev UK & Ireland in 2008 and in 2012 became a member of the Executive Board of Management, serving as President of Central & Eastern Europe. Mr. MacFarlane most recently served as ABInBev’s President of a combined Europe & Middle East from 2014 to May 2019. He is also a Board Director and Chair of the Audit Committee at JDE Peets'. Mr. MacFarlane has a degree in Business Studies from Sheffield University in the UK and is also a qualified Chartered Management Accountant.

Victoria Parry was Global Head of Product Legal for Man Group plc until April 2013 and now acts as an independent non-executive director in the financial services sector. Mrs. Parry is an independent non-executive director to funds affiliated with Guardian Capital Group Limited, Pacific Capital Partners Ltd., Dimensional Holdings, Inc, and LSV Funds Plc. Prior to the merger of Man Group plc with GLG Partners, Inc. in 2010, she was Senior Legal Counsel for GLG Partners LP. Mrs. Parry joined Lehman Brothers International (Europe) in April 1996 where she was Legal Counsel with responsibility for inter alia the activities of the GLG Partners division and left Lehman Brothers in September 2000 upon the establishment of GLG Partners LP. Prior to joining Lehman Brothers in 1996 Mrs. Parry practiced as a solicitor with a leading London based firm of solicitors. Mrs. Parry graduated from University College Cardiff, with a LLB (Hons) in 1986. Mrs. Parry is a non-practicing solicitor and a member of the Law Society of England and Wales. From July 2019 to April 2022, Mrs. Parry served as a non-executive director to funds affiliated with Fiera Capital Corporation. Mrs. Parry is a director of a number of other private companies.

Amit Pilowsky is the Founder and Managing Partner of Key1 Capital, a global investment firm primarily focused on Israeli and Israeli-related growth technology companies. Prior to founding Key1 Capital in January 2022, Mr. Pilowsky held various leadership roles at Goldman Sachs in its London and Tel Aviv offices from February 2005 to May 2021, including Head of the Consumer and Retail team at the Cross Markets Group in EMEA and as sector captain for Food, Beverage and Food Ingredients in EMEA. During his time at Goldman Sachs, Mr. Pilowsky led teams in numerous deals across mergers and acquisitions and capital markets transactions in the consumer and retail, food, beverage and food ingredient industries. From July 1993 to January 2004, Mr. Pilowsky served in the Israeli Air Force, retiring as a Major. Since December 2021, Mr. Pilowsky has also served as a director of Movendo Capital, a registered investment company. Mr. Pilowsky holds an MBA from INSEAD, France.

Melanie Stack served as President and Chief Executive Officer of Ideal Protein, a medically-based weight-loss company, between November 2018 and December 2021. Prior to joining Ideal Protein, Ms. Stack served as President EMEA of Newell Home Fragrance Division from May 2014 to September 2018. Prior to that, Ms. Stack served as a Non-Executive Director of Bromley Healthcare, a leading provider of community health services in the United Kingdom, from November 2012 to May 2014, in various roles at Weight Watchers International, a leading provider of weight management services, from December 2003 to May 2013, ran the UK-based toy, game and trading card operations for Hasbro, Inc. from January 2002 to November 2003 and served as the Vice President for WeightWatchers.com from November 2000 to January 2002. Prior to joining WeightWatchers.com, Ms. Stack was Managing Director, Hedstrom, U.K. from August 1998 to October 2000, and from July 1989 to July 1998 she held various marketing positions at Mattel UK Ltd., including Group Marketing Director. Ms. Stack is a business graduate of Manchester Metropolitan University.

Samy Zekhout has served as Chief Financial Officer of Nomad since April 1, 2018. Prior to joining the Company, Mr. Zekhout most recently served as CFO and Vice President of Global Grooming at Procter & Gamble since 2007. Mr. Zekhout has held various finance roles at Procter & Gamble throughout the course of his more than 30-year career at that company. In February 2021, Mr Zekhout became a board member of Algama, a French food-tech start-up.
B.    Compensation of Executive Officers and Directors
This section sets forth for the year ended December 31, 2022: (i) the aggregate compensation and benefits provided to our executive officers, (ii) a brief description of the bonus programs in which our executive officers participated, and (iii) the total amounts set aside for pension, retirement and similar benefits for our executive officers. This section also describes the Nomad Foods Amended and Restated Long Term 2015 Incentive Plan (“LTIP”) including a summary of the material terms of the LTIP, a description of current executive employment agreements and equity awards granted thereunder, and a description of our director compensation program.
Executive Compensation
Executive Officer Compensation and Benefits for the year ended December 31, 2022
For the year ended December 31, 2022, Nomad’s executive officers received total compensation, including base salary, cash and equity bonus, and certain perquisites, equal to €4.7 million in the aggregate.
Pension, Retirement and Similar Benefits
Our executive officers who participate in our money purchase pension plans do so on generally the same terms as our other employees. The aggregate amount of the employer contributions to this plan for our executive officers during the year ended December 31, 2022 was less than €0.1 million.
Employment Agreements
Chief Executive Officer. Stéfan Descheemaeker was appointed as the Chief Executive Officer of the Company and as a Director of the Company effective on June 1, 2015. He entered into his Service Agreement with us on June 17, 2015. He entered into a new Service Agreement with the Company on May 1, 2020. Under the agreement, Mr. Descheemaeker will receive an annual salary that will be reviewed, but not necessarily increased, on an annual basis. Mr. Descheemaeker's salary was reviewed in 2022 resulting in an increased salary of £800,000. Mr. Descheemaeker is entitled to receive the following benefits under the terms of his agreement:
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
Chief Financial Officer. Samy Zekhout was appointed as the Chief Financial Officer of the Company and as a Director of the Company effective on April 1, 2018. He entered into his Service Agreement with us on February 15, 2018. Under the agreement, Mr. Zekhout will receive an annual salary that will be reviewed, but not necessarily increased, on an annual basis. A review took place in February 2022, with a base salary increase of 2.25% effective April 1, 2022, which took his annual salary to £467,300. Mr. Zekhout was or is entitled to receive the following benefits under the terms of his agreement:
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
(c)     the Company will annually advise Mr. Zekhout by letter of the award that he will be granted under the Company's Long Term Incentive Plan (as amended, the "LTIP") in the third year following the date of such letter (subject to the LTIP and vesting and performance provisions); and
(d)     an annual car allowance of £13,200, death in service benefit (three times salary), group income protection (offering 75% of base salary less £5,000) and family medical insurance.
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
Nomad Foods Limited Amended and Restated Long Term 2015 Incentive Plan (“LTIP”)
Eligibility
The LTIP is discretionary and enables the Compensation Committee to make grants (“Awards”) to any director or employee of the Company, although the current intention of the Committee is that Awards be granted only to directors and senior management.
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

Director Compensation
In 2022, each of our non-executive directors (other than Messrs. Gottesman and Franklin) received, and are entitled to receive in 2023, $50,000 per year together with an annual restricted stock grant issued under the LTIP equal to $100,000 of ordinary shares valued at the date of issue, which vest on the earlier of the date of the following year’s annual meeting of shareholders or 12 months from the issuance date. For those Directors who are members of board committees, each member is entitled to receive an additional $2,000 per year. The chairman of the Audit Committee, currently, is entitled to receive $10,000 per year and the chairmen of the Compensation and Nominating and Corporate Governance Committees, currently and respectively, are entitled to receive $7,500 per year. Messrs. Gottesman and Franklin will not receive a fee in relation to their services as Directors.
Director fees are payable quarterly in arrears. In addition, all of the Directors are entitled to be reimbursed by us for travel, hotel and other expenses incurred by them in the course of their directors’ duties.
C.    Board Practices
Board Composition and Election of Directors
Our board of directors currently consists of ten members. Our Memorandum and Articles of Association provides that our board of directors must be composed of at least one director. The number of directors is determined from time to time by resolution of our board of directors. Messrs. Gottesman and Franklin serve as Co-Chairmen of our board of directors. The Co-Chairmen have primary responsibility for providing leadership and guidance to our board and for managing the affairs of our board. James E. Lillie is our lead independent director.
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
Audit Committee
As of December 31, 2022, our Audit Committee consisted of three directors: Messrs. Lillie and MacFarlane and Ms. Stack, and Mr. Lillie served as its chairman. Our Audit Committee is responsible for, among other things, assisting the board of directors in its oversight of the integrity of our financial statements, of our compliance with legal and regulatory requirements, and of the independence, qualifications and performance of our independent auditors. In addition, it focuses on compliance with accounting policies and ensuring that an effective system of internal and external audit and financial controls is maintained, and oversees our policies and procedures with respect to risk assessment and risk management. Our Audit Committee will meet at least quarterly with management and the independent auditors and report on such meetings to the board of directors. The responsibilities of our Audit Committee as set forth in its charter include oversight of the following: external audit, financial reporting, public disclosure, internal controls, risk management and compliance and whistleblowing.
Compensation Committee
As of December 31, 2022, our Compensation Committee consisted of three directors: Messrs. Ashken and MacFarlane and Ms. Parry, and Mr. Ashken served as its chairman. Our Compensation Committee is responsible for determining the compensation of our executive officers. The responsibilities of our Compensation Committee as set forth in its charter include the following: assisting the board in evaluating potential candidates for executive positions, determining the compensation of our chief executive officer, making recommendations to the board with respect to the compensation of other executive officers, reviewing our incentive compensation and other equity-based plans, and reviewing, on a periodic basis, director compensation.

Nominating and Corporate Governance Committee
As of December 31, 2022, our Nominating and Corporate Governance Committee (the “N&CG Committee”) consisted of three directors: Messrs. Ashken, Lillie and Ms. Parry and Mr. Ashken served as its chairman.
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
D.    Employees
As of December 31, 2022, we had approximately 7,535 employees, including 597 temporary staff. In addition, we employed approximately 711 agency workers in 2022. We source the majority of our temporary workers from agencies to allow us to quickly respond and adapt to production demands. Approximately 54% of our employees work in our manufacturing operations, with the remaining employees involved in sales, marketing, finance, administration, procurement, logistics, product development, IT and other areas. Following are the number of employees by region for the last three years:

Region	2022	2021	2020
Germany	1,338	1,437	1,374
United Kingdom	1,355	1,389	1,333
Serbia	1,169	1,302	—
Croatia	977	853	—
Italy	481	494	479
Sweden/Norway	406	378	397
Bosnia & Herzegovina	319	348	—
France	305	333	343
Other	1,185	1,468	964
Total	7,535	8,002	4,890

A number of our employees are members of trade unions, including (but not limited to) the UK, Germany, Italy, France, Sweden, Norway, Croatia, Serbia, Bosnia & Herzegovina and Spain. Trade union membership is not required to be disclosed by employees. Many of our plants are governed by collective agreements with the respective unions. Our relationships with the trade unions are currently stable.
E.    Share Ownership
The following table sets forth, as of February 20, 2023, certain information regarding the beneficial ownership of our ordinary shares by:
•each of our current directors;
•each of our named executive officers for the fiscal year ended December 31, 2022; and
•all of our current directors and current executive officers as a group.
Percentages are based on the 174,240,609 ordinary shares that were issued and outstanding on February 20, 2023.

Director and Executive Officers:	Number		Percentage
Sir Martin E. Franklin	10,263,463	(1)	5.9
Noam Gottesman	12,818,221	(2)	7.4
Ian G.H. Ashken	485,443	(3)	*
Stéfan Descheemaeker	3,792,401	(4)	2.2
James E. Lillie	840,060	(5)	*
Stuart MacFarlane	—	(6)	*
Victoria Parry	21,287	(7)	*
Amit Pilowsky	—	(8)	*
Melanie Stack	1,618	(9)	*
Samy Zekhout	16,393	(10)	*
Directors and Executive Officers as a Group (10 persons)	28,238,886		16.2
*    Represents beneficial ownership of less than one percent of ordinary shares outstanding.
(1)Consists of (i) 6,722,212 ordinary shares held indirectly through the Martin E. Franklin Revocable Trust and (ii) 3,541,251 ordinary shares held indirectly through RSMA, LLC. Sir Martin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(2)Consists of (i) 2,023,560 ordinary shares held indirectly through TOMS Acquisition I LLC, (ii) 6,708,560 ordinary shares held indirectly through TOMS Capital Investments LLC, (iii) 1,514,652 ordinary shares held indirectly through an entity wholly-owned by Mr. Gottesman and (iv) 1,821,449 ordinary shares held by certain members of TOMS Acquisition I LLC that are subject to an irrevocable proxy agreement granted to Mr. Gottesman and (v) 750,000 ordinary shares held by Lavender Fiduciary Management Inc., as a trustee of various trusts established by certain members of TOMS Acquisition I LLC, that are subject to an irrevocable proxy agreement granted to Mr. Gottesman. Mr. Gottesman is the managing member and majority owner of TOMS Acquisition I LLC and TOMS Capital Investments LLC and may be considered to have beneficial ownership of TOMS Acquisition I LLC’s and TOMS Capital Investments LLC’s interests in the Company. In addition, Mr. Gottesman owns or controls, directly or indirectly, 77.5% of TOMS Acquisition I LLC and 100% of TOMS Capital Investments LLC. Mr. Gottesman disclaims beneficial ownership of such shares to the extent of his pecuniary interest therein.
(3)Includes (i) 477,315 ordinary shares held by Tasburgh, LLC and (ii) 8,128 held by The Ian G.H. Ashken Living Trust of which Mr. Ashken is the sole settlor and trustee. Mr. Ashken is the Managing Manager of Tasburgh, LLC. Excludes 4,946 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2023 or (ii) August 1, 2023.
(4)Includes 2,593,897 ordinary shares held indirectly through Olidipoli Sprl, a company owned by Mr. Descheemaeker. Excludes (i) 300,000 ordinary shares issuable under the LTIP which will vest in February 2023 and (ii) 300,000 ordinary shares issuable under the LTIP, which will vest on February 1, 2024, both of which will vest subject to performance based vesting conditions (and in each of cases (i) and (ii), subject to further vesting conditions relating to Mr. Descheemaeker’s tenure as Chief Executive Officer).
(5)Includes 785,987 ordinary shares held directly by Mr. Lillie and his spouse, (ii) 100,000 ordinary shares held directly by a family charitable foundation and (iii) 56,250 shares held directly by ZWC, LLC an entity managed by Mr. Lillie. Excludes 4,946 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2023 or (ii) August 1, 2023. Mr. Lillie disclaims beneficial ownership of such ordinary shares except to the extent of his pecuniary interest therein.
(6)Excludes 4,946 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2023 or (ii) August 1, 2023.
(7)Excludes 4,946 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2023 or (ii) August 1, 2023.

(8)Excludes 4,946 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2023 or (ii) August 1, 2023.
(9)Excludes 4,946 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2023 or (ii) August 1, 2023.
(10)Excludes 123,750 ordinary shares issuable under the LTIP, which will vest subject to performance based vesting conditions (and subject to further vesting conditions relating to Mr. Zekhout's tenure as Chief Financial Officer).

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
F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation
None.

Item 7.    Major Shareholders and Related Party Transactions
A.    Major Shareholders
The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by each person known by us to be a beneficial owner of more than 5% of the ordinary shares. Currently we only have one class of listed shares issued and outstanding, that being ordinary shares, which have no par value. All of our ordinary shares have the same voting rights. Percentages are based on the 174,240,609 ordinary shares that were issued and outstanding on February 20, 2023.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner:	Number		Percentage
5% Shareholders:
Wellington Management Group LLP c/o Wellington Management Company LLP 280 Congress Street Boston, MA 02210	14,740,082	(1)	8.5
Noam Gottesman c/o TOMS Acquisition I LLC 450 W. 14th Street, 13th Floor New York, NY 10014	12,818,221	(2)	7.4
Martin E. Franklin c/o Mariposa Capital, LLC 500 South Pointe Drive, Suite 240 Miami Beach, FL 33139	10,263,463	(3)	5.9
Allspring Global Investments Holdings, LLC 420 Montgomery Street San Francisco, CA 94163	9,389,072	(4)	5.4
FMR LLC 245 Summer Street Boston, MA 02210	12,739,712	(5)	7.3
AllianceBernstein L.P. 1345 Avenue of Americas, New York, NY 10105	11,842,891	(6)	6.8
T. Rowe Price Investment Management, Inc. 101 E. Pratt Street Baltimore, MD 21201	9,568,669	(7)	5.5

(1)Based on a Schedule 13G/A filed by Wellington Management Group LLP on February 6, 2023.
(2)Consists of (i) 2,023,560 ordinary shares held indirectly through TOMS Acquisition I LLC, (ii) 6,708,560 ordinary shares held indirectly through TOMS Capital Investments LLC, (iii) 1,514,652 ordinary shares held indirectly through an entity wholly-owned by Mr. Gottesman and (iv) 1,821,449 ordinary shares held by certain members of TOMS Acquisition I LLC that are subject to an irrevocable proxy agreement granted to Mr. Gottesman and (v) 750,000 ordinary shares held by Lavender Fiduciary Management Inc., as a trustee of various trusts established by certain members of TOMS Acquisition I LLC, that are subject to an irrevocable proxy agreement granted to Mr. Gottesman. Mr. Gottesman is the managing member and majority owner of TOMS Acquisition I LLC and TOMS Capital Investments LLC and may be considered to have beneficial ownership of TOMS Acquisition I LLC’s and TOMS Capital Investments LLC’s interests in the Company. In addition, Mr. Gottesman owns or controls, directly or indirectly, 77.5% of TOMS Acquisition I LLC and 100% of TOMS Capital Investments LLC. Mr. Gottesman disclaims beneficial ownership of such shares to the extent of his pecuniary interest therein.
(3)Consists of (i) 6,722,212 ordinary shares held indirectly through the Martin E. Franklin Revocable Trust, and (ii) 3,541,251 ordinary shares held indirectly through RSMA, LLC. Sir Martin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(4)Based on a Schedule 13G/A filed by Allspring Global Investments Holdings, LLC on January 13, 2023.
(5)Based on a Schedule 13G/A filed by FMR LLC on February 9, 2023.
(6)Based on a Schedule 13G filed by AllianceBernstein L.P. on February 14, 2023.
(7)Based on a Schedule 13G filed by T. Rowe Price Investment Management, Inc. on February 14, 2023.
On January 13, 2023, Allspring Global Investments Holdings, LLC filed a Schedule 13G/A to report that its percentage ownership in our ordinary shares decreased from 5.61% as of January 18, 2022 to 5.45% as of January 13, 2023.
On February 6, 2023, Wellington Management Group LLP filed a Schedule 13G/A to report that its percentage ownership in our ordinary shares increased from 7.98% as of February 4, 2022 to 8.55% as of February 6, 2023.
On February 9, 2023, FMR LLC filed a Schedule 13G/A to report that its percentage ownership in our ordinary shares increased from 5.17% as of February 9, 2022 to 7.39% as of February 9, 2023.
On February 14, 2023, AllianceBernstein L.P. filed a Schedule 13G to report that it beneficially owned 6.9% of our ordinary shares.
On February 14, 2023, T. Rowe Price Investment Management, Inc. filed a Schedule 13G to report that it beneficially owned 5.6% of our ordinary shares.
As of February 20, 2023, approximately 174,240,609 of our outstanding ordinary shares were held by one United States record holder (Cede and Company).
Except for the foregoing, no major shareholder has disclosed a significant change in its percentage ownership of our ordinary shares during the three years ended December 31, 2022.

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

The Founder Preferred Shares were entitled to receive an annual stock dividend based on the market price of our ordinary shares if such market price exceeded certain trading price minimums and to participate in any dividends on the ordinary shares. For the year ended December 31, 2022 and the year ended December 31, 2021, no Founder Preferred Shares Annual Dividend Amount was payable pursuant to the terms of the Founder Preferred Shares. For the year ended December 31, 2020, we approved a 2020 Founder Preferred Share Dividend in an aggregate of 3,875,036 ordinary shares. The dividend price used to calculate the 2020 Founder Preferred Shares Annual Dividend Amount was $25.2127 and the Ordinary Shares were issued on January 2, 2020. On January 3, 2023, each of the Founder Preferred Shares converted into one ordinary share and, as of such date, no Founder Preferred Shares remained outstanding and no future dividend will be paid.
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
B.    Memorandum and Articles of Association
A copy of our Memorandum and Articles of Association have been previously filed as Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-37669), filed with the SEC on January 14, 2016, and is incorporated by reference into this annual report. A description of securities registered under Section 12 of the Exchange Act is filed as Exhibit 2.3 to this annual report on Form 20-F and includes a summary of the additional information required by this Item 10B and is incorporated by reference herein. Such summary does not purport to be complete and is subject to and qualified in its entirety by reference to our Memorandum and Articles of Association, as amended, and to the relevant laws and regulations. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the laws of the British Virgin Islands or by our Memorandum.
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
For an individual shareholder within the charge to capital gains tax, a disposal of ordinary shares may give rise to a chargeable gain or allowable loss for the purposes of UK capital gains tax. The rate of capital gains tax is generally 10% for individuals who are subject to income tax at the basic rate and 20% to the extent that an individual shareholder’s chargeable gains, when aggregated with his or her income chargeable to income tax, exceeds the basic rate band for income tax purposes. However, an individual shareholder is entitled to realize £12,300 of gains (the annual exempt amount) in the UK tax year ended April 5, 2023, without being liable to tax.

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
A nil rate of income tax applies to the first £2,000 of dividend income received by an individual shareholder in the UK tax year ended April 5, 2023. If and to the extent that an individual shareholder who is subject to UK income tax receives dividends in the tax year which, in aggregate, do not exceed that allowance, the individual will not be liable to UK income tax on those dividends. If and to the extent that an individual shareholder who is subject to UK income tax receives dividends in the tax year which, in aggregate, exceed that allowance, the individual will be subject to UK income tax on those dividends at the rate of 8.75% (in the case of basic rate taxpayers), 33.75% (in the case of higher rate taxpayers) and 39.35% (in the case of additional rate taxpayers), and the individual will not be entitled to any tax credit in respect of those dividends. In calculating into which income tax band any dividend income in excess of the above nil rate allowance falls, savings and dividend income are treated as the highest part of an individual's income.
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
Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 using criteria described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on this assessment, management concluded that the internal control over financial reporting was effective as of December 31, 2022 based on the criteria established in this Internal Control-Integrated Framework (2013).
Attestation report of the independent registered public accounting firm
The effectiveness of the Company's internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.
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
Item 16C.    Principal Accountant Fees and Services
PricewaterhouseCoopers LLP (“PwC”) acted as our independent auditor for the years ended December 31, 2022 and 2021. The table below sets out the total amount billed to us by PwC, for services performed in the years ended December 31, 2022 and 2021, and breaks down these amounts by category of service:

(€ in millions)	For the year ended December 31, 2022	For the year ended December 31, 2021
Audit fees	5.3	4.4
Audit-related fees	—	0.3
Tax fees	0.9	1.0
All other fees	0.1	0.1
Total	6.3	5.8

Audit Fees
Audit fees in the years ended December 31, 2022 and 2021 are related to the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.
Audit-Related Fees
Audit-related fees in the year ended December 31, 2022 and 2021 are related to other assurance services on capital market transactions.
Tax Fees
Tax fees in the years ended December 31, 2022 and 2021 are related to tax compliance and other tax related services.
All Other Fees
Other fees in the years ended December 31, 2022 and 2021 relate to other non-audit assurance services.
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
Item 16D.    Exemptions from the Listing Standards for Audit Committees
None.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The table below presents a summary of the ordinary shares repurchased by the Company in 2022:

Period	Total Number of Ordinary Shares Purchased	Average Price Paid per Ordinary Share (USD)	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in USD
$500m repurchase program (1)
As of December 31, 2021	3,090,082	24.50	3,090,082	$424,224,433
January 1, 2021 – January 31, 2022	1,160,547	26.23	1,160,547	$393,763,086
Total	4,250,629	24.97	4,250,629	$393,763,086	(2)
(1) On August 5, 2021, the Company announced its Board of Directors authorized a share repurchase program to purchase up to an aggregate $500 million of the Company's ordinary shares over 3 years. Acquisitions pursuant to the share repurchase program may be made from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions, at the Company's discretion, as permitted by securities laws and other legal requirements.
(2) As of December 31, 2022, the maximum number of shares that may yet be purchased under the share repurchase program is approximately $393.8 million.
Item 16F.    Change in Registrants’ Certifying Accountant
Not applicable.
Item 16G.    Corporate Governance
Comparison of Shareholder Rights
We are incorporated under, and are governed by, the laws of the British Virgin Islands. The following discussion summarizes material differences between the rights of holders of ordinary shares and the rights of holders of common stock of a typical corporation incorporated under the laws of the State of Delaware.
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
Shareholder Proposals
Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with any notice provisions in the corporation’s certificate of incorporation or bylaws. A meeting of shareholders may be called by the board of directors or any other person authorized to do so by the corporation’s certificate of incorporation or bylaws; shareholders may be precluded therein from calling special meetings. British Virgin Islands law and our Memorandum and Articles provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested.
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
Where a British Virgin Islands company keeps a copy of the register of members or the register of directors at the office of its registered agent, it is required to notify the registered agent of any changes to the originals of such registers, in writing, within 15 days of any change; and to provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept. Where the place at which the original register of members or the original register of directors is changed, the company is required to provide the registered agent with the physical address of the new location of the records within 14 days of the change of location.
A British Virgin Islands company is also required to keep at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors determine the minutes of meetings and resolutions of shareholders and of classes of shareholders, and the minutes of meetings and resolutions of directors and committees of directors. If such records are kept at a place other than at the office of the company’s registered agent, the company is required to provide the registered agent with a written record of the physical address of the place or places at which the records are kept and to notify the registered agent, within 14 days, of the physical address of any new location where such records may be kept. The Company’s registered agent in the British Virgin Islands is: Intertrust Corporate Services (BVI) Limited, Ritter House, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.
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
Transactions with “Interested Stockholders”
Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by that statute by appropriate action, it is prohibited from engaging in certain business combinations with an “interested stockholder” for three years following the date that the person becomes an “interested stockholder.” An “interested stockholder” generally is a person or group that owns or owned 15% or more of the corporations’s outstanding voting stock within the past three years. This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the corporation in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an “interested stockholder,” the board of directors approves either the business combination or the transaction that resulted in the person becoming an “interested stockholder.”
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
Cumulative Voting
Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions on cumulative voting under the laws of the British Virgin Islands, but our Memorandum and Articles do not provide for cumulative voting.
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
Item 16H.    Mine Safety Disclosure
None.
Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 17.    Financial Statements
See item 18.

Item 18.    Financial Statements
The following financial statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this annual report:
NOMAD FOODS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Nomad Foods Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying Consolidated Statements of Financial Position of Nomad Foods Limited and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related Consolidated Statements of Profit or Loss, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity, and Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

Impairment assessment for goodwill and indefinite life brands

As described in Notes 3, 4 and 13 to the consolidated financial statements, the Company’s consolidated goodwill balance was €2,101.6 million and indefinite life brands were €2,416.4 million at December 31, 2022. The Company’s goodwill and indefinite life brand values have been allocated based on the enterprise value at acquisition of each cash generating unit. Goodwill is monitored at an operating segment level for which the Company has one reporting and operating segment, ‘Frozen'. Management performs an annual review of the carrying amount of the goodwill and the indefinite life brands to identify whether there is any impairment. The review is performed using a discounted cash flow model to calculate the value in use of the Frozen segment. Impairment is identified by comparing the value in use of the Frozen segment to its carrying value. Estimating value in use requires management to make assumptions and estimates regarding historical information, future plans and external sources. The values for the key assumptions relating to the annual review of the carrying amount of goodwill and indefinite life brands were arrived at by taking into consideration detailed historical information and comparison to external sources where appropriate, such as market rates for discount factors. Key assumptions include projected revenues, profit margins, capital expenditure forecast, discount rate, and long-term growth rate.

The principal considerations for our determination that performing procedures relating to the impairment assessment for goodwill and indefinite life brands is a critical audit matter are the significant estimation by management when developing the value in use using the discounted cash flow model. This in turn led to a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s significant assumptions, including projected revenues, profit margins, long-term growth rate and discount rate. In addition, the audit effort involved the use of professionals with specialised skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill and indefinite life brands impairment assessment, including controls over the discounted cash flow model. These procedures also included, among others, testing management’s process for developing the estimated value in use; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy and relevance of underlying data used in the model; and evaluating the reasonableness of the significant assumptions used by management including the projected revenues, profit margins, capital expenditure forecast, long-term growth rate, and discount rate. Evaluating the reasonableness of management’s assumptions involved evaluating (i) the current and past performance of the Company, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialised skills and knowledge were used to assist in evaluating the reasonableness of the discount rate and long term growth rate assumptions.

Uncertain tax positions

As described in Notes 3, 4 and 11 to the consolidated financial statements, the Company operates in many different jurisdictions and in some of these there are certain tax matters which are under discussion with local tax authorities. As disclosed by management, there are on-going tax audits. Management considers these tax audits and discussions with local tax authorities as well as the local tax legislation relative to their tax positions in those jurisdictions when identifying uncertain tax positions. These discussions are often complex and can take many years to resolve, and are in different stages with respect to assessments, appeals and refunds. Where tax exposures can be quantified, a provision is made based on management’s estimates and judgements with regard to the amounts expected to be paid to the relevant tax authority. The factors considered in estimating the provision include the progress of discussions with the tax authorities, the complexity of respective tax legislation, valuations of assets for tax purposes and the level of documentary support for historical positions taken by previous owners. As of December 31, 2022, the provisions for uncertain tax positions were €152.9 million. Given the inherent uncertainties in assessing the outcomes of these exposures, the Company could in future periods experience adjustments to these provisions.

The principal considerations for our determination that performing procedures relating to uncertain tax positions is a critical audit matter are the significant judgement by management when identifying and determining provisions for uncertain tax positions, and the estimation required due to the complexity of tax legislation across various jurisdictions, and ongoing discussions with local tax authorities. This in turn led to a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating evidence related to the identification, recognition and measurement of uncertain tax positions. Additionally, the audit effort involved the use of professionals with specialised skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the identification, recognition and measurement of the provisions for uncertain tax positions, and controls addressing completeness of the uncertain tax positions. These procedures also included, among others, (i) testing the completeness, accuracy and relevance of the information used in the estimate of the provision for uncertain tax positions; (ii) assessing the method for determining the provisions for uncertain tax positions; (iii) evaluating management’s assessment of the technical merits of tax positions and estimates of the amount of tax expected to be paid to the relevant tax authorities; (iv) testing the completeness of management’s assessment of the identification of uncertain tax positions; (v) assessing whether the uncertain tax positions remain appropriate to recognise when considering the tax laws in the relevant jurisdiction; and (vi) evaluating the status and results of tax audits and progress of discussions with the relevant tax authorities. Professionals with specialised skill and knowledge were used to assist in the evaluation of the completeness of the uncertain tax positions identified, and the recognition and measurement of those positions, including evaluating the reasonableness of management’s assessment of whether tax positions are probable.

/s/ PricewaterhouseCoopers LLP (Firm ID: 876)
London, United Kingdom
February 23, 2023

We have served as the Company’s or its predecessor's1 auditor since 2006.
1Nomad Foods Europe Holdings Limited (previously Iglo Foods Holdings Limited) and its subsidiaries

Consolidated Statements of Financial Position

		December 31, 2022	December 31, 2021
	Note	€m	€m
Non-current assets
Goodwill	13	2,101.6	2,099.4
Intangibles	13	2,457.6	2,455.7
Property, plant and equipment	12	542.9	549.4
Other non-current assets	18	8.1	8.9
Derivative financial instruments	34	0.2	—
Deferred tax assets	16	100.4	128.3
Total non-current assets		5,210.8	5,241.7
Current assets
Cash and cash equivalents	20	369.7	254.2
Inventories	17	457.1	410.6
Trade and other receivables	18	266.8	234.6
Indemnification assets	19	1.8	9.5
Derivative financial instruments	34	19.9	20.2
Total current assets		1,115.3	929.1
Total assets		6,326.1	6,170.8
Current liabilities
Trade and other payables	22	695.4	692.0
Current tax payable		183.0	198.5
Provisions	24	36.1	39.3
Loans and borrowings	21	22.6	29.1
Derivative financial instruments	34	3.7	7.3
Total current liabilities		940.8	966.2
Non-current liabilities
Loans and borrowings	21	2,142.3	2,198.3
Employee benefits	23	132.1	244.2
Other non-current liabilities	22	1.1	1.8
Provisions	24	1.3	2.9
Derivative financial instruments	34	56.6	20.8
Deferred tax liabilities	16	445.7	437.6
Total non-current liabilities		2,779.1	2,905.6
Total liabilities		3,719.9	3,871.8
Net assets		2,606.2	2,299.0
Equity
Share capital and capital reserve	25	1,596.7	1,623.1
Share-based compensation reserve	26	13.8	6.9
Founder Preferred Shares Dividend Reserve	27	—	166.0
Translation reserve	28	89.3	105.1
Other reserves	29	19.8	10.5
Retained earnings		886.6	387.4
Total equity		2,606.2	2,299.0

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Profit or Loss

		Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	Note	€m	€m	€m
Revenue	5	2,939.7	2,606.6	2,515.9
Cost of sales		(2,124.4)	(1,862.3)	(1,753.4)
Gross profit		815.3	744.3	762.5
Other operating expenses		(391.2)	(356.3)	(382.7)
Exceptional items	7	(48.7)	(45.3)	(20.6)
Operating profit	6	375.4	342.7	359.2
Finance income	10	12.1	0.1	4.7
Finance costs	10	(66.5)	(106.1)	(68.4)
Net financing costs		(54.4)	(106.0)	(63.7)
Profit before tax		321.0	236.7	295.5
Taxation	11	(71.2)	(55.7)	(70.4)
Profit for the year		249.8	181.0	225.1

Attributable to:
Equity owners of the parent		249.8	181.0	225.2
Non-controlling interests		—	—	(0.1)
		249.8	181.0	225.1

Earnings per share:
Basic earnings per share	30	€1.43	€1.02	€1.16
Diluted earnings per share	30	€1.43	€1.02	€1.14

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

		Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	Note	€m	€m	€m
Profit for the year		249.8	181.0	225.1
Other comprehensive income/(loss):
Actuarial gains/(losses) on defined benefit pension plans	23	108.1	36.1	(27.8)
Taxation (charge)/credit on remeasurement of defined benefit pension plans	11	(26.1)	(10.2)	8.3
Items not reclassified to the Consolidated Statement of Profit or Loss		82.0	25.9	(19.5)
(Loss)/gain on investment in foreign subsidiary, net of hedge		(15.8)	18.8	(10.1)
Cash flow hedges	29	67.8	22.6	(17.3)
Taxation (charge)/credit relating to components of other comprehensive income	11	(3.3)	(13.6)	6.0
Items that may be subsequently reclassified to the Consolidated Statement of Profit or Loss		48.7	27.8	(21.4)
Other comprehensive income/(loss) for the period, net of tax		130.7	53.7	(40.9)
Total comprehensive income for the period		380.5	234.7	184.2

Attributable to:
Equity owners of the parent		380.5	234.7	184.3
Non-controlling interests		—	—	(0.1)
		380.5	234.7	184.2

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

		Share capital and capital reserve	Share-based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Other reserves	(Accumulated deficit reserve)/ Retained earnings	Equity attributable to owners of the parent	Non-controlling interests	Total Equity
	Note	€m	€m	€m	€m	€m	€m	€m	€m	€m
Balance at January 1, 2020		2,095.4	22.6	370.1	94.8	(13.2)	(11.8)	2,557.9	(1.2)	2,556.7
Profit/(loss) for the year		—	—	—	—	—	225.2	225.2	(0.1)	225.1
Other comprehensive loss for the year		—	—	—	(10.1)	(11.3)	(19.5)	(40.9)	—	(40.9)
Total comprehensive (loss)/incomes for the year		—	—	—	(10.1)	(11.3)	205.7	184.3	(0.1)	184.2
Founder Preferred Shares Annual Dividend Amount	27	124.6	—	(124.6)	—	—	—	—	—	—
Vesting of Non-Executive Restricted Stock award	8	0.7	(0.7)	—	—	—	—	—	—	—
Issue of ordinary shares	25	8.4	(7.9)	—	—	—	—	0.5	—	0.5
Repurchase of ordinary shares	25	(608.6)	—	—	—	—	—	(608.6)	—	(608.6)
Share based payment charge	8	—	9.0	—	—	—	—	9.0	—	9.0
Reclassification of awards for settlement of tax liabilities	26	—	(14.7)	—	—	—	—	(14.7)	—	(14.7)
Non-controlling interests on acquisition of subsidiary		—	—	—	—	—	(2.3)	(2.3)	1.3	(1.0)
Total transactions with owners, recognized directly in equity		(474.9)	(14.3)	(124.6)	—	—	(2.3)	(616.1)	1.3	(614.8)
Balance as of December 31, 2020		1,620.5	8.3	245.5	84.7	(24.5)	191.6	2,126.1	—	2,126.1

Consolidated Statements of Changes in Equity (continued)

		Share capital and capital reserve	Share-based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Other reserves	Retained earnings	Total Equity
	Note	€m	€m	€m	€m	€m	€m	€m
Balance at December 31, 2020		1,620.5	8.3	245.5	84.7	(24.5)	191.6	2,126.1
Adjustment on adoption of hedge accounting under IFRS 9		—	—	—	1.6	(1.6)	—	—
Balance as at January 1, 2021		1,620.5	8.3	245.5	86.3	(26.1)	191.6	2,126.1
Profit for the year		—	—	—	—	—	181.0	181.0
Other comprehensive income for the period		—	—	—	18.8	9.0	25.9	53.7
Total comprehensive income for the period		—	—	—	18.8	9.0	206.9	234.7
Deferred hedging gains transferred to the carrying value of inventory		—	—	—	—	27.6	—	27.6
Transactions with owners, recognized directly in equity
Founder Preferred Shares Annual Dividend Amount	27	79.5	—	(79.5)	—	—	—	—
Vesting of Non-Executive Restricted Stock award	8	0.6	(0.6)	—	—	—	—	—
Issue of ordinary shares	25	0.1	(0.1)	—	—	—	—	—
Repurchase of ordinary shares	25	(77.6)	—	—	—	—	—	(77.6)
Share based payment charge	8	—	5.1	—	—	—	—	5.1
Reclassification of awards for settlement of tax liabilities	26	—	(5.8)	—	—	—	(11.1)	(16.9)
Total transactions with owners, recognized directly in equity		2.6	(1.4)	(79.5)	—	—	(11.1)	(89.4)
Balance as of December 31, 2021		1,623.1	6.9	166.0	105.1	10.5	387.4	2,299.0

Consolidated Statements of Changes in Equity (continued)

		Share capital and capital reserve	Share-based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Other reserves	Retained earnings	Total Equity
	Note	€m	€m	€m	€m	€m	€m	€m
Balance at December 31, 2021		1,623.1	6.9	166.0	105.1	10.5	387.4	2,299.0
Profit for the year		—	—	—	—	—	249.8	249.8
Other comprehensive (loss)/income for the year		—	—	—	(15.8)	64.5	82.0	130.7
Total comprehensive income for the year		—	—	—	(15.8)	64.5	331.8	380.5
Deferred hedging gains transferred to the carrying value of inventory		—	—	—	—	(55.2)	—	(55.2)
Transactions with owners, recognized directly in equity
Release of Founder Preferred Shares Annual Dividend reserve	27	—	—	(166.0)	—	—	166.0	—
Vesting of Non-Executive Restricted Stock award	8	0.4	(0.4)	—	—	—	—	—
Repurchase of ordinary shares	25	(26.8)	—	—	—	—	—	(26.8)
Share based payment charge	8	—	8.1	—	—	—	—	8.1
Reclassification of awards for settlement of tax liabilities	26	—	(0.8)	—	—	—	1.4	0.6
Total transactions with owners, recognized directly in equity		(26.4)	6.9	(166.0)	—	—	167.4	(18.1)
Balance as of December 31, 2022		1,596.7	13.8	—	89.3	19.8	886.6	2,606.2
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

		Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	Note	€m	€m	€m
Cash generated from operations before tax and exceptional items	32	424.8	450.3	552.0
Payments relating to exceptional items		(65.2)	(48.8)	(12.1)
Receipts relating to exceptional items		24.4	—	—
Tax paid		(80.2)	(95.2)	(82.9)
Net cash flows from operating activities		303.8	306.3	457.0
Cash flows from investing activities
Business combinations, net of cash acquired	14	0.4	(597.3)	(112.9)
Purchase of property, plant and equipment and intangibles		(79.1)	(79.2)	(58.7)
Purchase of investments		—	—	(25.0)
Redemption of investments		—	16.5	25.2
Net cash used in investing activities		(78.7)	(660.0)	(171.4)
Cash flows from financing activities
Proceeds from issuance of Ordinary Shares	25	—	—	0.6
Repurchase of Ordinary Shares	25	(26.8)	(77.6)	(608.6)
Payments related to shares withheld for tax	26	(2.9)	(22.6)	(19.2)
Proceeds from new loans and notes		799.3	800.0	—
Repayment of loan principal		(916.2)	(408.7)	(11.7)
Payment of lease liabilities		(26.5)	(19.4)	(20.3)
Payment of financing fees		(6.5)	(18.7)	—
Interest paid		(54.2)	(36.7)	(50.2)
Interest received		0.6	0.1	0.7
Proceeds from settlement of derivatives		124.8	—	—
Other financing cash flows		0.3	(2.0)	(6.1)
Net cash (used in)/provided by financing activities		(108.1)	214.4	(714.8)
Net increase/(decrease) in cash and cash equivalents		117.0	(139.3)	(429.2)
Cash and cash equivalents at beginning of period	20	254.2	382.5	824.8
Effect of exchange rate fluctuations		(4.4)	11.0	(13.1)
Cash and cash equivalents at end of period	20	366.8	254.2	382.5

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
1)General information
Nomad Foods Limited (the “Company” or “Nomad”) was incorporated in the British Virgin Islands on April 1, 2014. The address of Nomad’s registered office is Ritter House, Wickhams Cay II, Road Town, Tortola, VG1110 British Virgin Islands. The Company is domiciled for tax in the United Kingdom.
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
2)Basis of preparation
The consolidated financial statements of Nomad and its subsidiaries (the “Company” or “Nomad”) have been prepared in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board and as adopted by the European Union.
The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis using our historical experience, as well as other factors we believe are appropriate under the circumstances, such as supply chain disruptions, high inflation and the ongoing conflict between Ukraine and Russia. Actual results could differ from these estimates. The Directors, at the time of approving these financial statements, have a reasonable expectation that the Company has adequate resources to continue in operational existence for at least 12 months from the date of signing these financial statements given the cash funds available and the current forecast cash outflows. In preparing cash flow forecasts, management considers severe but plausible downside scenarios taking into consideration the Company's key risks, including the current economic climate which may adversely impact the Company. Having considered these risks the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future.Thus, they continue to adopt the going concern basis in preparing these financial statements.
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
Recently Issued and Not Yet Adopted Accounting Pronouncements under IFRS
None with material impact on the Company.
Other
The consolidated financial statements and notes are presented in the reporting currency of millions of Euros. All financial information has been rounded to the nearest €0.1 million, except where otherwise indicated.
The consolidated financial statements were approved for issuance by the Board of Directors of Nomad Foods Limited on February 21, 2023. The Directors have, at the time of approving the financial statements, a reasonable expectation that Nomad has adequate resources to continue in operational existence for the foreseeable future given the cash funds available and the current forecast cash outflows. Thus, Nomad continues to adopt the going concern basis of accounting in preparing the financial statements.
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
ii)    Assets and liabilities of foreign operations
For the purposes of presenting consolidated financial statements, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated at foreign exchange rates ruling at the financial year ended December 31, 2022 of £1:€1.13 (December 31, 2021: £1:€1.19). The revenues and expenses of foreign operations are translated at an average rate for the period where this rate approximates to the foreign exchange rates ruling at the dates of the transactions. The average rate used for year ended December 31, 2022 is £1:€1.17 (year ended December 31, 2021: £1:€1.16, year ended December 31, 2020: £1:€1.13).
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

iii)    Depreciation
Depreciation is charged to the Consolidated Statement of Profit or Loss on a straight line basis over the shorter of the lease term and the estimated useful lives of each part of an item of property, plant and equipment once the item is brought into use. Land is not depreciated. The estimated useful lives are as follows:
•Buildings 40 years
•Plant and equipment 5 to 20 years
•Computer equipment 3 to 5 years
The assets’ residual values and useful lives are reviewed on an annual basis.
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

3.11    Founder Preferred Shares
Nomad Foods issued Founder Preferred Shares to both TOMS Acquisition I LLC and Mariposa Acquisition II, LLC (collectively the “Founder Entities”) in connection with its initial public offering in April 2014. Holders of the Founder Preferred Shares were entitled to receive annual dividend amounts subject to certain performance conditions (the “Founder Preferred Shares Dividend Amount”). The instrument and its component parts were analyzed under IFRS 2. The Company intended that any future Founder Preferred Shares Annual Dividend Amount would be equity settled. Accordingly, the Founder Preferred Shares Annual Dividend Amount as of June 1, 2015, of €531.5 million (the “Founder Preferred Shares Dividend reserve”) was classified as equity and no further revaluations will be required or recorded.
Founder Preferred Share Annual Dividend Amount that have been issued have been deducted from the Founder Preferred Shares Dividend reserve. Following the end of the period in which dividends are payable the excess has been transferred to retained earnings within equity.
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
To assist in managing operating cash flow, we may enter into non-recourse factoring arrangements with certain receivables whereby we sell specific accounts receivables to one or more external financial institutions. The risks and rewards of ownership are considered to have been transferred at the point of sale. Up to the point of sale, these receivables are treated as held for sale and measured at fair value through Profit or Loss. Under the terms of the contractual arrangements, the Company may continue to collect the cash from the customer receivables sold, albeit acting solely as a collecting agent on behalf of the purchaser of receivables. Any cash received from customers which is due to be paid to the agent is presented as a financial liability in the Statement of Financial Position and as a financing activity within the Statement of Cash Flows. Factoring fees associated with the sale of factored receivables were minimal for all periods presented. See Note 18.
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
b.    Capitalization of debt discounts and transaction fees
Discounts on issuance of debt as well as directly attributable transaction fees paid on the establishment of loan facilities are capitalized and amortized over the life of the debt.
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
The fair value of all financial derivative instruments (including but not limited to forward foreign exchange contracts, currency swaps, interest rate swaps and cross currency interest rates swaps), is determined per market standard using forward foreign exchange and interest rates at the balance sheet date, with the resulting value discounted back to present value.

Since the adoption of IFRS 9 for hedge accounting on January 1, 2021, the Company applies the hedge accounting requirements of IFRS 9 to all hedging relationships. IAS 39 was used beforehand with the impact of the change presented in the Statement of Changes in Equity.
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
Where variable pricing arrangements are in place, revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. Accumulated experience is used to estimate and provide for the discounts. Revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. Accruals for expected pay-outs under these programs are collectively known as ‘trade terms’ and are included within trade and other receivables or within trade and other payables in the Consolidated Statement of Financial Position. No element of financing is deemed present as the payment terms are made in line with market practice and accruals are typically settled within twelve months of the sale.
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
3.18    Taxation
Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognized in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognized in Other Comprehensive Income or those recognized directly in equity, in which case it is recognized within the Statement of Other Comprehensive Income or Statement of Changes in Equity.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the financial year end date, and any adjustment to tax payable in respect of previous years. Where tax exposures can be quantified, a provision for uncertain tax positions is made based on the best estimates and management’s judgments. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could in future periods experience adjustments to these accruals.

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

a)        Business Combinations
Business combinations are recognized using the acquisition method. At the acquisition date, the Company is required to recognize separately the identifiable assets, liabilities and contingent liabilities acquired or assumed in a business combination at their fair values. This involves judgment over whether intangible assets can be separately identified, the useful economic life of assets and in selecting an appropriate valuation methodology. Furthermore, judgment is applied in allocating business combinations to operating segments, as well as allocating Goodwill to cash generating units. Please refer to Note 14 for details of business combinations impacting the reporting period.
b)        Discounts and trade promotions
Management uses judgment when considering when accruals for discounts and trade promotions can be released. Management makes the judgment based on the principle that accruals are reversed only to the extent that it is highly probable that a significant reversal will not occur.
c)        Uncertain tax positions
Management uses judgment when identifying and determining whether it is appropriate to provide for uncertain tax positions and for how long provisions for uncertain tax positions are retained. Management considers tax laws which are in place in making that assessment determining whether it is appropriate to release.
d)        Cash generating units
When performing goodwill impairment testing, management applies judgment to the allocation of goodwill to cash generating units. Management has determined goodwill is monitored at the operating segment level of “Frozen”. Please refer to Note 13 for further information.
e)        Operating segments
Management applies judgment in determining the Chief Operating Decision Maker (“CODM”), and the nature and extent of the financial information which is reviewed by the CODM. Management has considered how resources are allocated in determining the single reporting and operating segment of “Frozen”. Please refer to Note 5 for further information.
Significant estimates
Information about estimates and assumptions that have significant effects on the amounts reported in the consolidated financial statements are listed below. In forming these estimates, management has taken into account the impact and potential future impact supply chain disruptions, high inflation as well as the ongoing conflict between Ukraine and Russia. Management will continue to assess the impact of future developments in relation to these matters as it relates to estimates, especially around the carrying value of goodwill, brands and other intangibles, as well as on property, plant and equipment.

In particular, management will focus on the impact of a long-term conflict in Ukraine. While we do not have any direct operations or sales in either Russia or Ukraine, these countries are responsible for many commonly used raw materials and resources such as fish, edible oils, wheat and energy. The ongoing conflict and economic sanctions could see considerable reductions in the availability or increase in cost of such raw materials and resources. At this time it is not possible to predict the extent or nature of these impacts on our business although we expect the current conflict to continue for some time.
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
The accruals are presented as ‘trade terms’ and offset against trade receivables due to the same customer, or as trade term payables where there is no receivable to be offset. The balance of the reduction in trade receivables for trade terms as of December 31, 2022 is disclosed in Note 18 and the balance classified as a trade term payable is disclosed in Note 22.
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
c)        Employee benefit obligation
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
d)        Provisions for uncertain tax positions
Where tax exposures can be quantified, a provision for uncertain tax positions is made based on management's estimates which include judgments with regard to the amounts expected to be paid to the relevant tax authority. Given the inherent uncertainties in assessing the outcomes of these exposures, the Company could in future periods experience adjustments to these accruals. The factors considered in estimating the provision include the progress of discussions with the tax authorities, the complexity of respective tax legislation, valuations of assets for tax purposes and the level of documentary support for historical positions taken by previous owners. The provisions are made on the basis of a weighted average of potential outcomes.

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
Other estimates
a)        Carrying value of goodwill and indefinite life brands
The Company's goodwill and indefinite life brand values have been allocated based on the enterprise value at acquisition of each cash generating unit. Goodwill is monitored at an operating segment level for which the Company has one reporting and operating segment. Determining whether goodwill and indefinite life brands are impaired requires an estimation of the value in use. The review is performed using a discounted cash flow model to calculate the value in use of the Frozen segment. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash generating unit and a suitable discount rate in order to calculate present value. This requires us to make assumptions and estimates regarding historical information, future plans and external sources. Future cash flows for the purposes of the value in use calculation are taken from approved budgets. Details of impairment reviews including disclosures covering sensitivities are provided in Note 13.
5)    Segment reporting
Nomad has one reporting and operating segment, "Frozen", reflected in the segment presentation below for the periods presented. The CODM primarily uses “Adjusted EBITDA”, disclosed in Note 3.19, as the key measure of the segment’s results, which is considered non-IFRS financial information.
Segment Adjusted EBITDA

		Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	Note	€m	€m	€m
Profit for the year		249.8	181.0	225.1
Taxation		71.2	55.7	70.4
Net financing costs		54.4	106.0	63.7
Depreciation and amortization		88.6	71.6	67.6
Acquisition purchase price adjustments		—	8.4	—
Exceptional items	7	48.7	45.3	20.6
Other add-backs		11.7	18.7	19.4
Adjusted EBITDA		524.4	486.7	466.8

Acquisition purchase price adjustments relate to the reversal of the non-cash increase applied to inventory acquired in business combinations to value it at fair value as opposed to cost.
Other add-backs include the elimination of share-based payment expense and related employer payroll expense of €8.6 million (2021: €5.8 million, 2020: €12.1 million) and elimination of non-operating M&A related costs, professional fees and transaction costs of €3.1 million (2021: €12.9 million, 2020: €7.3 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
No information on segment assets or liabilities is presented to the CODM.
Product information
Management considers the products it sells belong to one category, being "Frozen".

Geographical information
External revenue by geography

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	€m	€m	€m
United Kingdom	806.2	758.3	747.3
Italy	408.5	417.9	426.3
Germany	385.4	396.3	393.2
France	192.4	188.6	203.8
Sweden	149.4	148.1	158.7
Norway	126.6	121.7	115.6
Croatia (1)	122.7	16.1	—
Austria	122.0	129.3	127.9
Serbia (1)	108.2	13.6	—
Switzerland (2)	80.1	74.4	—
Spain	78.6	75.1	82.6
Rest of Europe	359.6	267.2	260.5
Total external revenue by geography	2,939.7	2,606.6	2,515.9
(1) Sales included from acquisition date of September 30, 2021.
(2) Sales included from acquisition date of December 31, 2020.

Non-current assets by geography

	December 31, 2022	December 31, 2021
	€m	€m
United Kingdom	140.1	139.6
Germany	139.0	140.0
Italy	63.4	64.8
Serbia	50.3	48.5
Croatia	41.8	38.5
Ireland	35.4	34.3
Norway	28.6	31.0
Sweden	22.1	29.8
Rest of Europe	70.4	72.3
Total non-current assets by geography	591.1	598.8
Non-current assets exclude deferred tax assets, goodwill and brands which are not bound to one geographical area.

6)    Operating profit
Operating profit is stated after charging:

		Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	Note	€m	€m	€m
Staff costs	8	386.1	340.6	340.2
Depreciation of property, plant and equipment	12	79.8	63.4	59.8
Impairment of intangible assets	13	5.8	1.7	—
Amortization of intangible assets	13	8.8	8.2	7.8
Expense relating to low value and short-term leases		9.9	6.1	3.0
Exchange losses/(gains)		38.3	27.0	(2.8)
Research & development expenditure		19.3	19.2	17.6
Inventories recognized as an expense within cost of goods sold		1,949.8	1,694.3	1,627.9

7)    Exceptional items
Exceptional items are made up as follows:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	€m	€m	€m
Supply chain reconfiguration (1)	—	—	(12.5)
Distribution network integration (2)	2.2	—	—
Fortenova Acquisition integration costs (3)	9.5	3.5	—
Findus Switzerland integration costs (4)	8.2	6.2	0.3
Brexit (5)	—	5.3	1.6
Business Transformation program (6)	37.0	18.8	2.3
Information Technology Transformation program (7)	4.4	4.2	—
Goodfella's Pizza & Aunt Bessie's integration costs (8)	—	—	4.0
Factory optimization (9)	3.5	4.9	10.0
Settlement of legacy matters (10)	(28.9)	(2.6)	(2.9)
Impairment of customer relationships (11)	5.8	—	—
Release of indemnification assets (12)	7.0	5.0	17.8
Total exceptional items	48.7	45.3	20.6
We do not consider these items to be indicative of our ongoing operating performance.
(1)Supply chain reconfiguration
Supply chain reconfiguration relates to activities associated with the closure of the Bjuv manufacturing facility in Sweden which ceased production in 2017.
In 2020, the Company signed an agreement to end its leasehold of a cold store in Sweden in 2021, which was originally due to expire in 2040. The cold store will continue to be used by the Company under a service contract once the lease has come to an end. The agreement resulted in a significant modification of a right-of-use asset and reduction in lease liabilities. The carrying value of the right-of-use asset had previously been impaired such that its value was significantly lower than that of the liabilities extinguished. Consequently, the Company recognized a gain from the transaction. As part of the transaction, the Company became liable to fulfill certain severance arrangements in 2021 which were provided for and have since been completed, the cost of recognizing the provision offset a portion of the income from the modification of the lease.

(2)Distribution network integration
In 2022, the Company restructured its sales operations in northern Italy, replacing direct sales to thousands of customers with a streamlined distributor network. The program is scheduled to be completed in 2023 and consists of expenses relating to restructuring and new systems.
(3)Fortenova Acquisition integration costs
As disclosed in Note 14, the Company completed the acquisition of the Fortenova Group’s Frozen Food Business Group on September 30, 2021, following which the Company began a three year integration project. Integration expenses incurred relate to external consultancy costs, organizational structure alignment to Nomad design, systems configuration and roll-out of our controls environment to the acquired business.
(4)Findus Switzerland integration costs
The Company completed the acquisition of Findus Switzerland on December 31, 2020, following which the Company commenced an integration project which completed in 2022. Integration expenses incurred related to external consultancy costs, organizational structure alignment to Nomad design and roll-out of the Nomad ERP system.
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

Expenses incurred to date consist of restructuring and transformational project costs, including business technology transformation initiative costs and related professional fees.
(7)Information Technology Transformation program
In 2021, the Company launched a program to transform the Information Technology (“IT”) operating model, specifically to modernize the end-to-end technology estate to support current and future complex and evolving business needs driven by acquisitions and organic growth. Among the many changes made, the program moved our operating model to a cloud-hosted solution, which better deploys new services to the business and end user, including application management, supporting a diverse workforce across multiple locations and languages, as well as deploying artificial Intelligence assisted tools. Other key components of the program included the Company’s cyber security services to adapt to rapidly changing threats and a change of IT service partners to enable one-off renovation and uplift of capabilities across the business. The program is due to complete in 2023.
(8)Goodfella's Pizza & Aunt Bessie's integration costs
Following the acquisition of the Goodfella’s pizza business in April 2018 and the Aunt Bessie's business in July 2018, the Company completed an integration project which finished in 2020.

(9)Factory optimization
In 2018, the Company initiated a three-year factory optimization program. The focus of the program was to develop a new suite of standard manufacturing and supply chain processes, that provides a single network of optimized factories. The program is expected to provide a number of benefits, including an optimized supply chain infrastructure, benefits derived from the implementation of a standardized global manufacturing and planning processes, and an increased level of sustainable performance improvement. Due to delays in delivering the program across the Nomad manufacturing portfolio due to various government lockdowns and travel bans, the project was extended for an additional year through to its completion in 2022.
(10)Settlement of legacy matters

In 2022, a net income of €27.9 million has been recognized as the Company received favorable rulings on a series of registration tax claims in relation to an acquisition in 2010, prior to the formation of the Company in 2014. As a result, the Company received a refund of the payments made in 2013 and 2018 in addition to interest. Income has been recognized net of associated professional fees.

A further income of €1.0 million has been recognized associated with the release of acquired provisions relating to periods prior to acquisition by the Company (year ended December 31, 2021: net income of €2.6 million, year ended December 31, 2020: net income of €2.9 million).
(11)Impairment of customer relationships
An impairment of intangible fixed assets expense has been recognized in the year ended December 31, 2022 relating to our food service customer relationships in Sweden.
(12)Release of indemnification assets
The charges for the release of indemnification assets relates to the release of shares held in escrow associated with the acquisition of the Findus Group in 2015, as discussed in Note 19.
Tax impact of exceptional items
The tax impact of the exceptional items amounts to a credit of €5.8 million in the year ended December 31, 2022 (year ended December 31, 2021: €8.4 million, year ended December 31, 2020: €3.5 million).
Cash flow impact of exceptional items
Included in the Consolidated Statements of Cash Flows for the year ended December 31, 2022 is €40.8 million (year ended December 31, 2021: €48.8 million, year ended December 31, 2020: €12.1 million) of net cash outflows relating to exceptional items. This includes cash flows related to the above items as well as the cash impact of the settlement of provisions brought forward from previous accounting periods.
8)    Payroll costs, share based payments and management incentive schemes
(a)Payroll costs
The average number of persons employed by the Company (excluding non-Executive Directors) is analyzed and set out below:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Production	4,189	3,310	3,043
Administration, distribution & sales	3,892	2,193	1,647
Total number of employees	8,081	5,503	4,690
The increase in the average number of employees in the table above for the year ended December 31, 2022 compared with the year ended December 31, 2021 is primarily due to the full year impact of including the Fortenova Acquisition which was acquired on September 30, 2021.

The increase in the average number of employees in the year ended December 31, 2021 compared with the year ended December 31, 2020 is primarily due to the Fortenova Acquisition as set out above as well as the acquisition of Findus Switzerland on December 31, 2020.
The table below discloses the Company’s aggregate payroll costs of these persons. Payroll costs exclude long term management incentive scheme and share based payment costs, but includes bonus costs.

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	€m	€m	€m
Wages and salaries	293.6	266.4	276.4
Social security costs	72.9	56.1	49.2
Other pension costs	19.6	18.1	14.6
Total payroll costs	386.1	340.6	340.2
(b)Share based payments
The Company's discretionary share award scheme, the LTIP, enables the Company’s Compensation Committee to make grants in the form of rights over ordinary shares (“Awards”), to any Director or employee of the Company. However, it is the Committee’s current intention that Awards be granted only to senior management also serving as a director, whilst recognizing a separate annual Restricted Stock Award for Non-Executive Directors.
All Awards are to be settled by physical delivery of shares.
Non-Executive Director Restricted Share Awards
In accordance with the Board approved independent Non-Executive Director compensation guidelines, each independent Non-Executive Director is entitled to a grant of $100,000 of restricted shares annually on the date of the annual general meeting, valued at the closing market price for such shares on this date. The restricted shares vest on the earlier of thirteen months from the date of grant or the date of the Company’s next annual meeting of shareholders.

On June 17, 2020 after the Company's annual general meeting of shareholders, the then current Non-Executive Directors were granted 32,140 restricted stock awards at a share price of $21.78. The Non-Executive Directors restricted share awards identified above vested on June 30, 2021 and 24,406 were issued. Of the total 32,140 number of shares vesting, 7,734 shares were held back from issue by the Company as settlement towards personal tax liabilities arising on the vested shares.
On June 30, 2021, after the Company's annual general meeting of shareholders, the then current Non-Executive Directors were granted 24,759 restricted share award at a share price of $28.27. The Non-Executive Directors restricted share awards identified above vested on July 1, 2022 and 13,817 were issued. Of the total 24,759 number of shares vesting, 3,537 shares have not yet been issued and 7,405 shares were held back from issue by the Company as settlement towards personal tax liabilities arising on the vested shares.
On July 1, 2022, after the Company's annual general meeting of shareholders, the then current Non-Executive Directors were granted 29,676 restricted stock awards at a share price of $20.22.
The total charge for Non-Executive Director grants within the Statement of Consolidated Profit or Loss for the year ended December 31, 2022 for stock compensation awards was €0.6 million (year ended December 31, 2021: €0.8 million; year ended December 31, 2020: €0.7 million).

Director and Senior Management Share Awards
As part of its long term incentive initiatives, the Company has outstanding awards over 2,699,157 ordinary shares granted to certain members of its management team (the “Management Share Awards”) as of the following award dates:

	January 1, 2018 Award	January 1, 2019 Award	January 1, 2020 Award	January 1, 2021 Award	January 1, 2022 Award	Other Awards	Total
Number of awards outstanding at January 1, 2022	431,790	152,695	645,093	787,277	—	—	2,016,855
New awards granted in the period	—	—	—	—	964,518	176,000	1,140,518
Awards vested and issued in the period	(237,800)	—	—	—	—	—	(237,800)
Forfeitures in the period	—	—	(46,920)	(103,728)	(69,768)	—	(220,416)
Number of awards outstanding at December 31, 2022	193,990	152,695	598,173	683,549	894,750	176,000	2,699,157

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
•For the four-year cumulative EBITDA Performance Condition vested on January 1, 2022.
For the 2019, 2020, 2021 and 2022 awards, those grants have vesting conditions based on cumulative EBITDA performance, cumulative Net Sales and Company share price performance over three years. During 2021, the Compensation Committee of the Board of Directors amended the non-market condition targets for these awards due to recent acquisitions, which did not increase their incremental fair value. In addition, the 2020 award had a holding period of one-year that has been removed from the vesting period. The 2021 award was issued late in 2021 with a performance period starting January 1, 2021.
In September 2019, 173,293 restricted share awards were granted as part of the 2019 Management Share Award. The performance period associated with the award began as of January 1, 2019. The 2019 awards have vesting conditions based on three-year cumulative EBITDA and net sales, and Company share price performance measures. One third of the total share award is assigned to each type of performance measure. All shares are subject to a holding period of an additional year and require that the participants to the scheme are still actively employed during the entire four year period, through January 1, 2023.
For the 2020, 2021 and 2022 Management Share Awards, the awards will vest upon the Company achieving a range of performance conditions including cumulative EBITDA, cumulative net sales and share price performance measures over a three-year period. The cumulative EBITDA and Cumulative Net Sales tranches of shares are equally weighted, being worth 37.5% of the total award each. The Share Price Tranche is worth 25% of the total award. Specific information on each grant is further included below.
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
In January 2022, 1,140,518 restricted share awards were granted as part of the 2022 Management Share Award and two new restricted share award plans ("Other awards"). The performance period associated with the awards began either on January 1, 2022 or January 1, 2023. All shares vest, subject to satisfaction of a range of award conditions from January 2025 to January 2026, with the majority of shares vesting January 1, 2025, subject to certain Company performance conditions.
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
In March 2022, 237,800 restricted shares granted as part of the 2018 Management Share Awards vested as a result of the satisfaction of the applicable EBITDA Performance Condition (based on a share price of $25.17 at time of vesting), resulting in the issuance of 137,810 ordinary shares to participants in the LTIP (net of 99,990 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares).
The stock compensation charge reported within the Consolidated Statement of Profit or Loss for the year ended December 31, 2022 related to the director and senior management share awards is €7.5 million (year ended December 31, 2021: €4.3 million: year ended December 31, 2020: €8.3 million).
The Company calculates the cost of the Management Share Awards based upon their fair value using the Monte Carlo Model, which is considered to be the most appropriate methodology considering the restricted shares only vest once the market performance conditions have been satisfied.
The inputs and assumptions underlying the Monte Carlo models for all awards outstanding as of the valuation date are now as follows:

	January 1, 2018 award	January 1, 2019 award	January 1, 2020 award	January 1, 2021 award	January 1, 2022 award *
Grant date price	$16.72	$20.15	$22.37	$25.42	$25.39
Exercise price	$—	$—	$—	$—	$—
Expected life of restricted share	1.50 - 4.00 years	4.00 years	4.00 years	3.00 years	3.00 years
Expected volatility of the share price	22.7%	24.0%	24.4%	30.0%	28.0%
Dividend yield expected	—%	—%	—%	—%	—%
Risk free rate	2.55%	1.33%	1.70%	0.24%	1.15%
Employee exit rate	14.0%	14.0%	27.3%	14.0%	14.0%
EBITDA Performance Target Condition	35.0%	35.0%	35.0%	35.0%	35.0%
*Note: The table above does not include details on awards that only require continued employment over the vesting period and have only non-company wide specific performance conditions.

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

•2018 award - $1.6 million (€1.3 million)
•2019 award - $1.4 million (€1.2 million)
•2020 award - $4.8 million (€4.3 million)
•2021 award - $7.0 million (€5.8 million)
•2022 award - $7.6 million (€6.6 million)
•Other 2022 awards - $2.8 million (€2.4 million)

9)    Directors and Key Management compensation

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	€m	€m	€m
Short-term employee benefits	1.8	2.2	3.9
Share-based payment expense	3.5	2.4	3.5
Non-Executive Director fees	0.3	0.3	0.3
Total Directors' and executive officers' compensation	5.6	4.9	7.7
All significant management decision making authority is vested within the Board of Directors and the executive team, therefore key management are considered to be the Directors and executive Officers.

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Benefits are accruing to the following number of key management personnel under:
Defined contribution plans	2	2	2
Share based payment schemes	2	2	2

10)    Finance income and costs

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	€m	€m	€m
Interest income	0.6	0.1	0.7
Net financing gain recognized on refinancing debt (a)	2.3	—	—
Net foreign exchange gains on translation of financial assets and liabilities	9.2	—	4.0
Finance income	12.1	0.1	4.7
Interest and finance charges paid/payable for lease liabilities and financial liabilities not at fair value through profit or loss (b)	(79.8)	(59.8)	(64.0)
Cross-currency interest rate swaps: cash flow hedges, transfer from equity	18.8	1.6	5.9
Net impairment loss on short-term investments	—	(8.6)	—
Net pension interest costs	(2.8)	(1.7)	(2.7)
Amortization of debt discounts and borrowing costs	(2.7)	(2.0)	(2.0)
Net foreign exchange losses on translation of financial assets and liabilities	—	(4.0)	—
Net fair value losses on derivatives held at fair value through profit or loss (c)	—	(13.7)	(5.6)
Financing costs incurred in amendment of terms of debt (d)	—	(17.9)	—
Finance costs	(66.5)	(106.1)	(68.4)
Net finance costs	(54.4)	(106.0)	(63.7)

(a) Net income of €2.3 million has been recognized as a consequence of the refinancing on November 8, 2022, as disclosed in Note 21. Of this, income of €10.2 million relates to the recognition of deferred gains on cross currency interest rate swaps where the hedged cash flows are no longer expected to occur. This is offset in part by €2.3 million of associated expenses, a non-cash €4.3 million loss on settlement as well as a charge of €1.3 million from the write-off of deferred transaction costs.
(b) Includes the unwinding of discounting on lease liabilities.
(c) Net fair value losses on derivatives held at fair value through profit or loss in 2021 included a one-off non-cash charge of €7.8 million for changes to cross currency interest rate swaps as disclosed in Note 21.
(d) Charges of €17.9 million have been recognized as a consequence of the refinancing in June 2021, as disclosed in Note 21. Of this, €10.1 million relates to the extinguishment of the previous debts, including the write-off of deferred transaction costs.

11)    Taxation

		Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	Note	€m	€m	€m
Current tax expense
Current tax on profits for the period		(69.9)	(117.5)	(44.8)
Adjustments in respect of prior periods		5.8	0.6	(7.6)
		(64.1)	(116.9)	(52.4)
Deferred tax benefit/(expense)
Origination and reversal of temporary differences		(4.4)	116.3	(1.2)
Impact of change in tax rates		(2.7)	(55.1)	(16.8)
	16	(7.1)	61.2	(18.0)
Total tax expense		(71.2)	(55.7)	(70.4)

Reconciliation of effective tax rate:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	€m	€m	€m
Profit before tax	321.0	236.7	295.5
Tax charge at the standard UK corporation tax rate 19% (2021: 19%; 2020: 19%)	(61.0)	(45.0)	(56.1)
Difference in tax rates	(16.3)	22.7	(18.2)
Non tax deductible interest	(0.2)	0.1	(0.1)
Other income and expenses not taxable or deductible	(3.1)	2.5	(0.8)
Unrecognized tax assets	(2.5)	(1.5)	(6.3)
Provisions for uncertainties	8.8	(52.5)	35.5
Impact of change in tax rates	(2.7)	(55.1)	(16.8)
Change in tax base of assets due to step-up	—	72.5	—
Prior period adjustment	5.8	0.6	(7.6)
Total tax expense	(71.2)	(55.7)	(70.4)

Effective tax rates
The Company is resident in the United Kingdom for tax purposes. The effective tax rate for the year ended December 31, 2022 was 22.2% (year ended December 31, 2021: 23.5%). The change is principally caused by movements in provisions for uncertain tax positions, and by one-off items affecting 2021.
The Company operates in many different jurisdictions and in some of these, certain matters are under discussion with local tax authorities. These discussions are often complex and can take many years to resolve, and are in different stages with respect to assessments appeals and refunds. The Company actively seeks to manage the associated risks by proactively engaging with tax authorities and applying for Advanced Pricing Agreements where appropriate. Provisions for uncertain tax positions require management to make estimates and judgments with respect to the ultimate outcome of a tax audit, and actual results could vary from these estimates. Where tax exposures can be quantified, a provision is made based on best estimates and management’s judgments. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could, in future years, experience adjustments to this provision, including releases of provisions when those exposures become time-barred.
Notwithstanding this, management believes that the Company’s tax position on all open matters including those in current discussion with local tax authorities is robust and that the Company is appropriately provided. As of December 31, 2022, the current tax payable of €183.0 million and deferred tax assets of €100.4 million includes provisions for uncertain tax positions of €152.9 million. As of December 31, 2021, the current tax payable of €198.5 million and deferred tax assets of €128.3 million of included provisions for uncertain tax positions of €163.4 million.
The UK government announced an increase in the standard rate of corporation tax from 19% for 2022 (2021: 19%) to 25% effective from April 1, 2023, substantively enacted on May 24, 2021. The increase gave rise to a substantial one-off deferred tax expense in 2021. The financial statements for the year ended December 31, 2020 were prepared using the substantively enacted rate of corporation tax of 19%.

The tax (benefit)/expense relating to components of other comprehensive income is as follows:

		Before tax	Tax charge	After tax
Year ended December 31, 2022	Note	€m	€m	€m
Remeasurement of post-employment benefit liabilities		(108.1)	26.1	(82.0)
Net investment hedge		15.8	—	15.8
Cash flow hedges		(67.8)	3.3	(64.5)
Other comprehensive (income)/loss		(160.1)	29.4	(130.7)
Current tax			—
Deferred tax	16		29.4
			29.4
		Before tax	Tax benefit	After tax
Year ended December 31, 2021	Note	€m	€m	€m
Remeasurement of post-employment benefit liabilities		(36.1)	10.2	(25.9)
Net investment hedge		(18.8)	—	(18.8)
Cash flow hedges		(22.6)	13.6	(9.0)
Other comprehensive (income)/loss		(77.5)	23.8	(53.7)
Current tax			—
Deferred tax	16		23.8
			23.8
		Before tax	Tax benefit	After tax
Year ended December 31, 2020		€m	€m	€m
Remeasurement of post-employment benefit liabilities		27.8	(8.3)	19.5
Net investment hedge		10.1	—	10.1
Cash flow hedges		17.3	(6.0)	11.3
Other comprehensive loss/(income)		55.2	(14.3)	40.9
Current tax			—
Deferred tax			(14.3)
			(14.3)

Amounts recognized directly in equity
Aggregate current and deferred tax arising in the reporting period and not recognized in net profit or loss or other comprehensive income but directly credited to equity. These relates to the payment of employer taxes on shares issued under management share awards.

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	€m	€m	€m
Current tax benefit	0.3	—	—
Deferred tax benefit	2.0	—	—
	2.3	—	—

12)    Property, plant and equipment

	December 31, 2022	December 31, 2021
	€m	€m
Owned property, plant and equipment (i)	493.9	489.2
Right-of-use assets (ii)	49.0	60.2
Property, plant and equipment	542.9	549.4

(i)    Owned property, plant and equipment

	Land and buildings	Plant and equipment	Computer equipment	Total
	€m	€m	€m	€m
Cost
Balance at December 31, 2020	165.3	376.1	15.3	556.7
Acquisitions through business combinations	30.5	45.0	0.5	76.0
Additions	14.8	62.8	3.5	81.1
Disposals	(0.1)	(5.9)	—	(6.0)
Effect of movements in foreign exchange	6.2	16.2	0.4	22.8
Balance at December 31, 2021	216.7	494.2	19.7	730.6
Additions	13.6	57.0	1.8	72.4
Transfer to intangible assets (note 13)	—	—	(1.7)	(1.7)
Disposals	(0.1)	(5.3)	(5.6)	(11.0)
Effect of movements in foreign exchange	(4.2)	(17.3)	—	(21.5)
Balance at December 31, 2022	226.0	528.6	14.2	768.8
Accumulated depreciation and impairment
Balance at December 31, 2020	29.2	148.1	6.2	183.5
Depreciation	8.4	35.4	3.0	46.8
Disposals	—	(4.8)	—	(4.8)
Effect of movements in foreign exchange	2.9	12.6	0.4	15.9
Balance at December 31, 2021	40.5	191.3	9.6	241.4
Depreciation	10.3	44.3	3.1	57.7
Transfer to intangible assets (note 13)	—	—	(0.1)	(0.1)
Disposals	—	(4.6)	(5.6)	(10.2)
Effect of movements in foreign exchange	(2.2)	(11.5)	(0.2)	(13.9)
Balance at December 31, 2022	48.6	219.5	6.8	274.9
Net book value December 31, 2020	136.1	228.0	9.1	373.2
Net book value December 31, 2021	176.2	302.9	10.1	489.2
Balance at December 31, 2022	177.4	309.1	7.4	493.9

Assets under construction
Additions for the year ended December 31, 2022 include assets under construction of €31.0 million (year ended December 31, 2021: €40.5 million).

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

(ii)    Right-of-use assets

	December 31, 2022	December 31, 2021
	€m	€m
Net book value
Land and Buildings	35.0	44.8
Plant and equipment and motor vehicles	13.9	15.3
Computer equipment	0.1	0.1
Right-of-use assets	49.0	60.2

Additions to right-of-use assets during the year ended December 31, 2022 were €10.8 million.
Lease liabilities are included within loans and borrowings in Note 21. Interest on lease liabilities is presented as a finance cost in Note 10. Payments of lease liabilities are included as a financing activity within the Statement of Cash Flows.

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	€m	€m	€m
Depreciation
Land and Buildings	15.2	10.9	10.6
Plant and equipment and motor vehicles	6.8	5.5	4.9
Computer equipment	0.1	0.2	0.2
Depreciation expense of right-of-use assets	22.1	16.6	15.7

13)    Goodwill and Intangibles

	Goodwill	Brands	Computer software	Customer relationships	Total
	€m	€m	€m	€m	€m
Cost
Balance at December 31, 2020	1,902.5	2,122.4	39.0	31.0	4,094.9
Acquisitions through business combinations	192.6	296.5	1.1	4.3	494.5
Additions	—	—	5.8	—	5.8
Disposals	—	—	(2.5)	—	(2.5)
Effect of movements in foreign exchange	4.3	3.2	(0.5)	—	7.0
Balance at December 31, 2021	2,099.4	2,422.1	42.9	35.3	4,599.7
Acquisitions through business combinations	2.0	—	—	—	2.0
Additions	—	—	11.3	—	11.3
Transfer from property, plant and equipment (note 12)	—	—	1.7	—	1.7
Disposals	—	—	(0.1)	—	(0.1)
Effect of movements in foreign exchange	0.2	3.5	(0.3)	—	3.4
Balance at December 31, 2022	2,101.6	2,425.6	55.5	35.3	4,618.0

	Goodwill	Brands	Computer software	Customer relationships	Total
	€m	€m	€m	€m	€m
Accumulated amortization and impairment
Balance at December 31, 2020	—	5.6	19.7	11.4	36.7
Amortization	—	1.2	4.6	2.4	8.2
Impairment	—	—	1.7	—	1.7
Disposals	—	—	(1.7)	—	(1.7)
Effect of movements in foreign exchange	—	—	(0.3)	—	(0.3)
Balance at December 31, 2021	—	6.8	24.0	13.8	44.6
Amortization	—	1.1	5.1	2.6	8.8
Impairment	—	—	—	5.8	5.8
Transfer from property, plant and equipment (note 12)	—	—	0.1	—	0.1
Disposals	—	—	(0.1)	—	(0.1)
Effect of movements in foreign exchange	—	—	(0.4)	—	(0.4)
Balance at December 31, 2022	—	7.9	28.7	22.2	58.8
Net book value December 31, 2020	1,902.5	2,116.8	19.3	19.6	4,058.2
Net book value December 31, 2021	2,099.4	2,415.3	18.9	21.5	4,555.1
Net book value December 31, 2022	2,101.6	2,417.7	26.8	13.1	4,559.2

Values for the year ended December 31, 2020 were restated in the year ended December 31, 2021 for fair value adjustments related to the Findus Switzerland acquisition.
Amortization of €8.8 million (December 31, 2021: €8.2 million; December 31, 2020: €7.8 million) is included in ‘other operating expenses’ in the Consolidated Statement of Profit or Loss. Impairment of customer relationships of €5.8 million (December 31, 2021: impairment of computer software of €1.7 million; December 31, 2020: nil) is included in exceptional items in the Consolidated Statement of Profit or Loss.
Goodwill is initially recognized based on the accounting policy for goodwill (see note 3.5) and is subsequently measured at cost less amounts provided for impairment.
The Company’s goodwill and indefinite life brand values of €2,416.4 million.have been allocated to a level no larger than the identified operating segment. This represents the lowest level within the Group at which the goodwill is monitored for internal management purposes. As required by IAS 36 'Impairment of Assets', an annual review of the carrying amount of the goodwill and the indefinite life brands is carried out to identify whether there is any impairment to the carrying values. The review is performed using the discounted cash flows model whereby a comparison of the carrying values to the value in use is made. Impairment is identified by comparing the value in use of the Frozen segment, being the level at which Goodwill is monitored, to its carrying value.
Key assumptions
The values for the key assumptions relating to the annual review of the carrying amount of goodwill and indefinite life brands were arrived at by taking into consideration detailed historical information and comparison to external sources where appropriate, such as market rates for discount factors.

•Budgeted cash flows: the calculation of value in use has been based on the cash flow forecasts by management for 2023 to 2027. Beyond 2027 the same assumptions have been applied for future periods in the absence of longer term detailed forecasts. These plans have been prepared and approved by management, and incorporate past performance of the entities acquired in the period, historical growth rates and projections of developments in key markets.
•Revenue: projected revenues are built up with reference to markets and product platforms. They incorporate past performance, historical growth rates and projections of developments in key markets.
•Future cash flows make assumptions over consumers' responses to price increases which are inherently less predictable in times of high inflation. Specific risks regarding considered are set out in Item 3D: Key Information - Risk Factors.
•In relation to the ongoing conflict in Ukraine, management assume that there are no further material changes to economic sanctions and tariffs impacting the availability and cost of raw materials and resources. Specific risks regarding the conflict are set out in Item 3D: Key Information - Risk Factors.
•Future cash flows are dependent on the outcome of ongoing negotiations over regulations in place governing the import and export of goods between the UK and the European Union which continue to be in a state of transition. Management assumes that the outcome of these does not place a materially greater cost and administrative burden on the Company.
•The impact of climate change on future cash flows has been considered in future cash flows. Specific risks considered are set out in Item 3D: Key Information - Risk Factors.
•Profit margins: projected margins reflect historical performance, which incorporate the impact of recent volatility as a result of COVID-19.
•Capital expenditure forecast reflects expected expenditure requirements and includes an allowance for the replacement of leased right-of-use assets.
•Discount rate: a pre-tax discount rate of 8.3% (2021: 6.4%) was applied to the cash flows. This discount rate has been calculated using a capital asset pricing model using observable market data for comparable companies as well as the share price of Nomad Foods Limited.
•Long-term growth rates: the growth rate used in the testing after the detailed forecasting period was 1.0% (2021: 1.0%). These rates do not reflect the long-term assumptions used by the Company for investment planning and exclude expectations of future inflation.
Sensitivity to changes in assumptions
Impairment was not required at either December 31, 2022, or December 31, 2021. In each case the valuations derived from the discounted cash flow model indicate a sufficient amount of headroom for which any reasonably possible change to key assumptions is unlikely to result in an impairment of the related goodwill or indefinite-lived intangible assets.
14)    Acquisitions
(a)    Fortenova Acquisition
On September 30, 2021, the Company announced the completion of the acquisition of the Fortenova Group’s Frozen Food Business Group (FFBG) for consideration of €641.6 million. FFBG is a leading European frozen food portfolio operating in attractive markets new to Nomad, including Croatia, Serbia, Bosnia & Herzegovina, Hungary, Slovenia, Kosovo, North Macedonia and Montenegro. Its two anchor brands, Ledo and Frikom, have unparalleled consumer awareness and number one market share in many of these markets and offer a broad range of frozen food products including fish, fruits, vegetables, ready meals, pastry and ice cream.
The consideration included cash paid as well as contingent consideration due which has been reassessed in the year, which has increased the overall consideration by €1.5 million compared to that reported as at December 31,

2021, with a corresponding increase in goodwill. Given the magnitude of the change we have elected not to restate the comparative values presented. Contingent consideration remaining is payable on the recovery of some ringfenced assets and has been recognized to the extent management believes they will be recoverable. During the year an adjustment has also been made in relation to the value of assets acquired, whereby trade and other receivables has been reduced by €0.6 million with a corresponding increase in goodwill. The assessment of the values over the assets and liabilities at the date of acquisition and the consideration paid has been completed and is as follows:

September 30, 2021
€m
Assets:
Intangible assets	301.9
Property, plant and equipment, including Right-of-use assets	95.0
Trade and other receivables	71.1
Cash	43.6
Inventories	46.9
Deferred taxes	14.8
Total assets	573.3

Liabilities:
Current liabilities	62.1
Non-current liabilities	16.6
Deferred taxes	47.7
Total liabilities	126.4

Total identifiable net assets acquired	446.9

Total purchase consideration	641.6

Total identifiable net assets acquired	(446.9)

Goodwill	194.7
The goodwill recognized on acquisition is €194.7 million. The goodwill recognized is attributable mainly to the growth prospects for the business expected organically and operational synergies.
(b)     Purchase consideration - cash outflow

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Outflow of cash for business combinations, net of cash acquired	€m	€m	€m
Net cash consideration (received)/paid	(0.4)	640.9	113.0
Less cash acquired	—	(43.6)	(0.1)
Net (inflow)/outflow of cash - investing activities	(0.4)	597.3	112.9

15)    Investments
The following are the Company's significant investments as of December 31, 2022.

	Activity	Country of incorporation	Country of tax residence	Class of shares held	Ownership as of December 31, 2020
Nomad Foods Europe Holdings Limited	Holding	England	United Kingdom	Ordinary	100%
Nomad Foods Europe Holdco Limited	Holding	England	United Kingdom	Ordinary	100%
Nomad Foods Europe Finco Limited	Holding	England	United Kingdom	Ordinary	100%
Nomad Foods Europe Midco Limited	Holding/ Finance	England	United Kingdom	Ordinary	100%
Nomad Foods Bondco Plc	Finance	England	United Kingdom	Ordinary	100%
Nomad Foods Lux S.à.r.l.	Finance	Luxembourg	Luxembourg	Ordinary	100%
Nomad Foods Europe Limited	Management	England	United Kingdom	Ordinary	100%
Birds Eye Limited	Trading	England	United Kingdom	Ordinary	100%
Nomad Foods Europe Finance Limited	Finance	England	United Kingdom	Ordinary	100%
Birds Eye Ireland Limited	Trading	Republic of Ireland	Republic of Ireland	Ordinary	100%
Iglo Holding GmbH	Holding	Germany	Germany	Ordinary	100%
Iglo Nederland B.V.	Trading	Netherlands	Netherlands	Ordinary	100%
Iglo Belgium S.A.	Trading	Belgium	Belgium	Ordinary	100%
Iglo Portugal	Trading	Portugal	Portugal	Ordinary	100%
Iglo Austria Holdings GmbH	Holding	Austria	Austria	Ordinary	100%
C.S.I. Compagnia Surgelati Italiana S.R.L	Trading	Italy	Italy	Ordinary	100%
Findus Sverige Holdings AB	Holding	Sweden	Sweden	Ordinary	100%
Iglo GmbH	Trading	Germany	Germany	Ordinary	100%
Frozen Fish International GmbH	Trading	Germany	Germany	Ordinary	100%
Liberator Germany Newco GmbH	Property	Germany	Germany	Ordinary	100%
Iglo Austria GmbH	Trading	Austria	Austria	Ordinary	100%
Findus Sverige AB	Trading	Sweden	Sweden	Ordinary	100%
Frionor Sverige AB	Holding	Sweden	Sweden	Ordinary	100%
Findus Holdings France SAS	Holding	France	France	Ordinary	100%
Findus France SAS	Trading	France	France	Ordinary	100%
Findus Espana SLU	Trading	Spain	Spain	Ordinary	100%
Findus Danmark A/S	Trading	Denmark	Denmark	Ordinary	100%
Findus Finland Oy	Trading	Finland	Finland	Ordinary	100%
Findus Norge AS	Trading	Norway	Norway	Ordinary	100%
Findus Norge Holding AS	Holding	Norway	Norway	Ordinary	100%
Toppfrys AB	Trading	Sweden	Sweden	Ordinary	100%
Findus Switzerland AG	Trading	Switzerland	Switzerland	Ordinary	100%
LEDO plus d.o.o.	Trading	Croatia	Croatia	Ordinary	100%
INDUSTRIJA SMRZNUTE HRANE FRIKOM DOO BEOGRAD	Trading	Serbia	Serbia	Ordinary	100%

LEDO d.o.o. Čitluk	Trading	Bosnia & Herzegovina	Bosnia & Herzegovina	Ordinary	100%
IRIDA d.o.o.	Trading	Croatia	Croatia	Ordinary	100%
LEDO Jégkrém és Fagyasztott Élelmiszer Gyártó és Forgalmazó Korlátolt Felelősségű Társaság	Trading	Hungary	Hungary	Ordinary	100%
Ledo d.o.o. (LEDO, podjetje za trgovino s sladoledom, zmrznjeno hrano in storitve, d.o.o.)	Trading	Slovenia	Slovenia	Ordinary	100%
Ledo d.o.o. Podgorica (Društvo Za Proizvodnju, promet roba i usluga “Ledo” d.o.o. Podgorica)	Trading	Montenegro	Montenegro	Ordinary	100%
Ledo Sh.p.k.	Trading	Kosovo	Kosovo	Ordinary	100%
FRIKOM BEOGRAD DOOEL Cucer Sandevo	Trading	North Macedonia	North Macedonia	Ordinary	100%
16)    Deferred tax assets and liabilities
Recognized deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following:

	December 31, 2022			December 31, 2021
	Assets	Liabilities	Total	Assets	Liabilities	Total
	€m	€m	€m	€m	€m	€m
Property, plant and equipment	6.2	(39.9)	(33.7)	8.9	(34.4)	(25.5)
Intangible assets	29.9	(384.6)	(354.7)	33.8	(382.9)	(349.1)
Employee benefits	13.0	—	13.0	36.4	—	36.4
Tax value of loss carry forwards	43.8	—	43.8	40.4	—	40.4
Derivative financial instruments	0.1	(8.9)	(8.8)	1.7	(7.0)	(5.3)
Other	7.4	(12.3)	(4.9)	7.1	(13.3)	(6.2)
Tax assets/(liabilities)	100.4	(445.7)	(345.3)	128.3	(437.6)	(309.3)
Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable.
Deferred tax assets that the Company has not recognized in the financial statements amount to €65.2 million (December 31, 2021: €70.4 million). These deferred tax assets had not been recognized as the likelihood of recovery is not probable.

Movement in deferred tax during the year:

	Opening balance Jan 1, 2022	Recognized in Statement of Profit or Loss	Recognized in Other Comprehensive Income	Recognized directly in equity	Movement in foreign exchange	Closing balance Dec 31, 2022
	€m	€m	€m	€m	€m	€m
Property, plant and equipment	(25.5)	(8.7)	—	—	0.5	(33.7)
Intangible assets	(349.1)	(4.8)	—	—	(0.8)	(354.7)
Employee benefits	36.4	1.0	(26.1)	2.0	(0.3)	13.0
Tax value of loss carry forwards	40.4	4.8	—	—	(1.4)	43.8
Derivative financial instruments	(5.3)	(0.5)	(3.3)	—	0.3	(8.8)
Other	(6.2)	1.1	—	—	0.2	(4.9)
Total deferred tax	(309.3)	(7.1)	(29.4)	2.0	(1.5)	(345.3)

	Opening balance Jan 1, 2021	Acquired in business combinations	Recognized in Statement of Profit or Loss	Recognized in Other Comprehensive Income	Movement in foreign exchange	Closing balance Dec 31, 2021
	€m	€m	€m	€m	€m	€m
Property, plant and equipment	(6.7)	(2.2)	(17.2)	—	0.6	(25.5)
Intangible assets	(383.5)	(30.1)	64.5	—	—	(349.1)
Employee benefits	48.0	—	(1.2)	(10.2)	(0.2)	36.4
Tax value of loss carry forwards	24.6	—	15.8	—	—	40.4
Derivative financial instruments	9.2	—	(0.3)	(13.6)	(0.6)	(5.3)
Other	(5.2)	(0.6)	(0.4)	—	—	(6.2)
Total deferred tax	(313.6)	(32.9)	61.2	(23.8)	(0.2)	(309.3)

17)    Inventories

	December 31, 2022	December 31, 2021
	€m	€m
Raw materials and consumables	134.2	95.8
Work in progress	64.6	64.9
Finished goods and goods for resale	258.3	249.9
Total inventories	457.1	410.6
As at December 31, 2022, the carrying value of inventory includes a hedge accounting basis adjustment which reduces the value of inventory by €8.4 million (year ended December 31, 2021: reduction of €2.1 million). This has been applied to the three inventory categories above.
During the year ended December 31, 2022, €11.5 million (year ended December 31, 2021: €8.3 million, year ended December 31, 2020: €8.5 million) was charged to the Consolidated Statement of Profit or Loss for the write down of inventories.

18)    Trade and other receivables

	December 31, 2022	December 31, 2021
Current assets	€m	€m
Trade receivables	211.2	182.8
Prepayments and accrued income	15.9	15.4
Other receivables	34.6	32.3
Tax receivable	5.1	4.1
Total current trade and other receivables	266.8	234.6
Non-current assets
Other receivables	8.1	8.9
Total non-current trade and other receivables	8.1	8.9
Total trade and other receivables	274.9	243.5

Trade receivables, prepayments and other receivables, except for those defined as non-current, are expected to be recovered in less than 12 months. Other receivables includes VAT receivable.
The aging of trade receivables is detailed below:

	Gross	Impaired	Net
December 31, 2022	€m	€m	€m
Not past due	391.0	(0.2)	390.8
Past due less than 1 month	41.3	(0.1)	41.2
Past due 1 to 3 months	5.8	(0.3)	5.5
Past due 3 to 6 months	2.8	(0.1)	2.7
Past due more than 6 months	5.0	(2.6)	2.4
Sub-total	445.9	(3.3)	442.6
Reduction in trade-terms			(231.4)
Total trade receivables			211.2
	Gross	Impaired	Net
December 31, 2021	€m	€m	€m
Not past due	343.8	(0.1)	343.7
Past due less than 1 month	19.9	(0.1)	19.8
Past due 1 to 3 months	5.2	(0.6)	4.6
Past due 3 to 6 months	2.4	(0.1)	2.3
Past due more than 6 months	5.0	(2.7)	2.3
Sub-total	376.3	(3.6)	372.7
Reduction in trade-terms			(189.9)
Total trade receivables			182.8
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
The Company has previously entered into facilities with third-party banks/credit providers in which the Company sold qualifying trade debtors on a non-recourse basis. Under the terms of these agreements, the Company transferred substantially all the credit risks and control of the receivables. All factoring facilities were cancelled during 2021. No trade receivables have been derecognized at the period end (December 31, 2021:€ nil).

Liabilities related to contracts with customers
The Company has recognized the following liabilities related to contracts with customers:

	Year ended December 31, 2022	Year ended December 31, 2021
	€m	€m
Trade terms liabilities reported within trade receivables	(231.4)	(189.9)
Trade terms liabilities reported within trade and other payables (Note 22)	(63.4)	(93.8)
Total trade terms liabilities	(294.8)	(283.7)
Significant changes to trade terms
No significant changes to trade terms occurred in the year ended December 31, 2022.
Revenue recognized in relation to trade terms
Trade terms relate to sales made with variable consideration and are an estimate as disclosed in Note 4(a). Revenue recognized in the year ended December 31, 2022 relating to performance obligations that were satisfied in the prior year was €19.0 million (2021: €18.9 million).
19)Indemnification assets

	Year ended December 31, 2022	Year ended December 31, 2021
	€m	€m
Balance at January 1	9.5	15.4
Release of indemnified provision	(7.7)	(5.9)
Balance at December 31	1.8	9.5
The indemnification assets included €7.0 million as at December 31, 2021 related to the acquisition of the Findus Group in 2015, which was backed primarily by shares that were held in escrow. The shares placed in escrow were released in stages over a four-year period which began in January 2019. In January 2022, the remaining 342,190 shares were released from escrow. As a consequence, the associated indemnification asset has been released in full. The corresponding charge has been recognized within exceptional items in Note 7.
The remaining indemnification assets of €1.8 million (2021: €2.5 million) relates to the Goodfella’s Pizza acquisition for several contingent liabilities that arose prior to acquisition and were recognized in the balance sheet to the same extent as the asset. During 2022, €0.7 million has been released against the liabilities.
20)Cash and cash equivalents

		December 31, 2022	December 31, 2021
	Note	€m	€m
Cash and cash equivalents		369.4	254.0
Restricted cash		0.3	0.2
Cash and cash equivalents		369.7	254.2
Bank overdraft	22	(2.9)	—
Cash and cash equivalents per Statement of Cash Flows		366.8	254.2
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

21)Loans and borrowings
The repayment profile of the syndicated and other loans held by the Company is as follows:

	December 31, 2022	December 31, 2021
	€m	€m
Current liabilities
Syndicated loans	6.7	8.5
Lease liabilities	22.3	22.6
Less capitalized debt discounts and borrowing costs to be amortized within 1 year	(6.4)	(2.0)
Total due in less than one year	22.6	29.1
Non-current liabilities
Syndicated loans	1,333.5	1,347.4
2028 fixed rate senior secured notes	800.0	800.0
Lease liabilities	44.3	58.3
Less capitalized debt discounts and borrowing costs to be amortized in 2-5 years	(25.4)	(5.7)
Less capitalized debt discounts and borrowing costs to be amortized in more than 5 years	(10.1)	(1.7)
Total due after more than one year	2,142.3	2,198.3
Total borrowings	2,164.9	2,227.4
Syndicated loans includes the Senior U.S. Dollar debt of $700.0 million (€656.7 million) (the “Senior USD Loan”) and Senior EUR debt of €130.0 million (a "Senior EUR Loan") both repayable in November 2029, as well as the Senior EUR debt of €553.2 million (a "Senior EUR Loan") repayable in June 2028. The Senior USD Loan includes an annual amortization repayment, equivalent to 1.0% of the original issuance value or $7.0 million (€6.6 million) in October each year beginning in 2023 until maturity. The Senior EUR Loans are repayable only upon maturity. As required under the Senior Facilities Agreement, the Company is also required to undertake an annual excess cash flow calculation whereby additional principal could be repaid.
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

Charges of €17.9 million were recognized as a consequence of the refinancing activities in 2021. Of this, €10.1 million relates to the extinguishment of the previous debts, including the write-off of deferred transaction costs.
On November 8, 2022, the Company amended and restated the Senior Facilities Agreement to issue both a $700.0 million (€700.6 million) term loan bearing interest at a rate per annum equal to the term SOFR rate plus 3.75% with a 0.5% floor and a €130.0 million term loan bearing interest at a rate per annum equal to EURIBOR plus 3.5% with a zero floor, both due November 10, 2029. The net proceeds from these loans were used to repay and extinguish the Company's existing Senior Secured U.S. Dollar term loan due in 2024 in full, and for transaction expenses and general corporate purposes. The new term loans were issued at a discount of €31.3 million, which together with eligible transaction costs of €5.1 million have been capitalized and will be amortized over the life of the debt. Concurrently with the closing of this refinancing, the Company closed out its existing cross currency interest rate swaps and has entered into a number of new 5-year cross-currency and interest rate swaps for the new Term Loans, as detailed in Note 33.
A net income of €2.3 million has been recognized as a consequence of the refinancing activities in 2022 as detailed in Note 10.
As at December 31, 2022 €1.8 million (December 31, 2021: €2.8 million) of the Revolving Credit Facility has been utilized for issuance of letters of credit and bank guarantees.
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
The Senior Facilities Agreement includes an excess cash flow calculation whereupon an amount of principal shall be repaid based upon terms including cash generated during the year and leverage. In 2022 the amount repaid was nil relating to the calculation performed at the end of 2021. Based on the calculation performed for December 31, 2022, there will be no excess cash flow repayment in 2023.
In connection with its pension scheme, Findus Sverige AB, a 100% owned subsidiary, is required to obtain credit insurance with PRI Pensionsgaranti (“PRI”), a credit insurance company that provides insurance annually against the risk of a sponsoring company’s insolvency. In connection with such credit insurance, as at December 31, 2022 Findus Sverige AB has granted floating charges over certain assets in favor of PRI in an amount of SEK 300 million (€27.0 million) (December 31, 2021: €29.3 million) and Nomad Foods Limited has issued a parent guarantee to PRI which will not exceed SEK 640 million (€57.5 million) (December 31, 2021: SEK 640 million (€62.4 million)).

22)Trade and other payables

	December 31, 2022	December 31, 2021
Current liabilities	€m	€m
Trade payables	433.3	413.2
Accruals and deferred income	126.4	120.4
Trade terms payable	63.4	93.8
Social security and other taxes	25.0	24.6
Other payables	18.3	20.3
Financial payables	26.1	19.7
Bank overdrafts	2.9	—
Total current trade and other payables	695.4	692.0
Non-current liabilities
Accruals and deferred income	1.1	1.8
Total non-current trade and other payables	1.1	1.8
Total trade and other payables	696.5	693.8
The Company has implemented a Supply Chain Financing (“SCF”) program for its suppliers. The principal purpose of these arrangements is to provide the supplier with the option to access liquidity earlier through the sale of its receivables due from the Company to a bank or other financial institution prior to their due date. Management has determined that the Company’s payables to these suppliers have neither been extinguished nor have the liabilities been significantly modified by these arrangements. The value of amounts payable, invoice due dates and other terms and conditions applicable, from the Company’s perspective, remain unaltered, with only the ultimate payee being changed. At December 31, 2022, there was no material usage of the programs (December 31, 2021: nil). The cash outflows in respect of these arrangements will be recognized within operating cash flows.

23)Employee benefits
The Company operates defined benefit plans as well as defined contribution plans.

i.Defined contribution plans
The total expense relating to defined contribution plans for the year ended December 31, 2022 was €13.4 million (year ended December 31, 2021: €10.2 million, year ended December 31, 2020: €8.3 million)

ii.Defined benefit plans
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

	December 31, 2022	December 31, 2021
	€m	€m
Net employee benefit obligations-Germany	69.4	149.3
Net employee benefit obligations-Sweden	45.4	70.3
Net employee benefit obligations-Italy	4.0	4.6
Net employee benefit obligations-Switzerland	3.4	5.8
Net employee benefit obligations-Austria	2.8	5.5
Net employee benefit obligations-total of other countries	7.1	8.7
Total net employee benefit obligations	132.1	244.2

The net obligation of €7.1 million (December 31, 2021: €8.7 million) in respect of other countries is the aggregate of a number of different types of minor schemes, each one not being considered individually material.
The amount included in the Statement of Financial Position arising from the Company’s obligations in respect of its defined benefit retirement plans and other post-employment benefits is as follows:

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
December 31, 2022	€m	€m	€m
Present value of unfunded employee benefit obligations	54.0	6.4	60.4
Present value of funded employee benefit obligations	179.3	—	179.3
Subtotal present value of employee benefit obligations	233.3	6.4	239.7
Fair value of plan assets	(107.6)	—	(107.6)
Recognized liability for net employee benefit obligations	125.7	6.4	132.1

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
December 31, 2021	€m	€m	€m
Present value of unfunded employee benefit obligations	77.5	11.1	88.6
Present value of funded employee benefit obligations	264.0	—	264.0
Subtotal present value of employee benefit obligations	341.5	11.1	352.6
Fair value of plan assets	(108.4)	—	(108.4)
Recognized liability for net employee benefit obligations	233.1	11.1	244.2

Reconciliation from the opening balances to the closing balances for the net employee benefit obligation and its components, including the amounts recognized in the Consolidated Statement of Profit or Loss and the Consolidated Statement of Comprehensive Income:

	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit obligation
	2022	2021	2022	2021	2022	2021
	€m	€m	€m	€m	€m	€m
Balance at January 1	352.6	374.1	(108.4)	(97.9)	244.2	276.2
Included in the Consolidated Statement of Profit or Loss
Current service cost	6.2	7.9	—	—	6.2	7.9
Interest cost/(income)	3.8	2.2	(1.0)	(0.5)	2.8	1.7
	10.0	10.1	(1.0)	(0.5)	9.0	9.6
Included in the Consolidated Statement of Comprehensive Income
Actuarial (gain)/loss arising from:
–demographic assumptions	(1.8)	(1.5)	—	—	(1.8)	(1.5)
–financial assumptions	(118.4)	(26.8)	—	—	(118.4)	(26.8)
–experience adjustment	7.7	1.8	—	—	7.7	1.8
Loss/(return) on plan assets, excluding interest income	—	—	4.4	(9.6)	4.4	(9.6)
Exchange adjustments	(3.5)	(0.3)	(0.7)	(0.6)	(4.2)	(0.9)
	(116.0)	(26.8)	3.7	(10.2)	(112.3)	(37.0)
Other
Acquired through business combinations	—	3.5	—	—	—	3.5
Contributions by employer	—	—	(1.4)	(1.2)	(1.4)	(1.2)
Contributions by members	3.2	0.8	(3.2)	(0.8)	—	—
Benefits paid	(10.1)	(9.1)	2.7	2.2	(7.4)	(6.9)
	(6.9)	(4.8)	(1.9)	0.2	(8.8)	(4.6)
Balance at December 31	239.7	352.6	(107.6)	(108.4)	132.1	244.2
Current service cost is allocated between cost of sales and other operating expenses. Interest on net employee benefit obligation is disclosed in net financing costs.
The cumulative amount of actuarial (gains)/losses recognized is as follows:

	Year ended December 31, 2022	Year ended December 31, 2021
	€m	€m
Cumulative amount of actuarial (gains)/losses recognized in Consolidated Statement of Comprehensive Income	(71.8)	40.5
The fair value of plan assets, all at quoted prices are as follows:

	December 31, 2022	December 31, 2021
	€m	€m
Equities	37.6	32.7
Debt instruments	34.8	42.7
Property	23.1	20.3
Other	12.1	12.7
Total	107.6	108.4

The following are the principal actuarial assumptions at the reporting date for the defined benefit retirement plans in Germany, Sweden, Austria, Switzerland and Italy. The remaining employee benefit plans are not considered to be material, individually and in aggregate, and therefore we do not provide disclosure of the individual actuarial assumptions for those plans:

	Defined benefit retirement plans
December 31, 2022	Germany	Sweden	Austria	Switzerland	Italy
Discount rate	3.80%	4.00%	3.20%	1.95%	3.50%
Inflation rate	2.20%	2.00%	5.00%	1.25%	2.50%
Rate of increase in salaries	2.80%	3.00%	5.00%	1.75%	3.38%
Rate of increase for pensions in payment	1.00%-2.20%	2.00%	—	—	—

	Defined benefit retirement plans
December 31, 2021	Germany	Sweden	Austria	Switzerland	Italy
Discount rate	1.10%	1.80%	0.90%	0.10%	0.35%
Inflation rate	2.00%	2.20%	2.00%	1.00%	1.50%
Rate of increase in salaries	2.80%	3.20%	2.00%	1.50%	2.63%
Rate of increase for pensions in payment	1.00%-2.00%	2.20%	—	—	—

In valuing the liabilities of the pension fund at December 31, 2022 and December 31, 2021, mortality assumptions have been made as indicated below. The assumptions relating to longevity underlying the pension liabilities at the financial year end date are based on standard actuarial mortality tables and include an allowance for future improvements in longevity. The assumptions are based on the following mortality tables:
•Germany: Richttafeln 2018 G
•Sweden: DUS 21 (DUS 14)
•Austria: AVÖ 2018 - P
•Switzerland: BVG 2020 GT
•Italy: RG48
These references are to the specific standard rates of mortality that are published and widely used in each country for the use of actuarial assessment of pension liabilities and take account of local current and future average life expectancy.

December 31, 2022 (years)	Germany	Sweden	Austria	Switzerland	Italy
Retiring at the end of the year:
Male	21	22	23	22	21
Female	25	24	26	24	22

December 31, 2021 (years)	Germany	Sweden	Austria	Switzerland	Italy
Retiring at the end of the year:
Male	21	22	23	22	21
Female	24	24	26	24	22

The history of experience adjustments from inception of the Company for the employee benefit plans is as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
	€m	€m	€m
Present value of defined benefit obligations	233.3	341.5	365.1
Fair value of plan assets	(107.6)	(108.4)	(97.9)
Recognized liability in the scheme	125.7	233.1	267.2
Experience losses/(gains) on plan liabilities	7.7	1.8	(0.8)
Experience losses/(gains) on plan assets	4.4	(9.6)	(0.4)
Net defined benefit obligation - sensitivity analysis
The effect of a 1 percentage point movement in the most significant assumptions for the year ended December 31, 2022 is as follows:

	Increase	Decrease
	€m	€m
Discount rate	(28.5)	35.8
Inflation rate	26.9	(22.5)
Rate of increase in salaries	7.2	(6.1)
Rate of increase for pensions in payment	27.2	(21.3)
There are no deficit elimination plans for any of the defined benefit plans. Expected contributions and payments to post-employment benefit plans for the period ending December 31, 2023 are €6.7 million. The weighted average duration of the defined benefit obligations is 16.1 years.

24)Provisions

	Restructuring	Provisions related to other taxes	Other	Total
	€m	€m	€m	€m
Balance at December 31, 2020	12.9	6.6	32.3	51.8
Acquired through business combinations	—	0.3	3.8	4.1
Additional provision in the period	2.6	1.0	2.5	6.1
Release of provision	(0.1)	—	(4.0)	(4.1)
Utilization of provision	(9.8)	—	(6.9)	(16.7)
Foreign exchange	—	—	1.0	1.0
Balance at December 31, 2021	5.6	7.9	28.7	42.2
Additional provision in the period	2.6	0.9	2.4	5.9
Release of provision	(0.6)	—	(3.4)	(4.0)
Utilization of provision	(2.5)	(0.1)	(3.4)	(6.0)
Foreign exchange	(0.3)	—	(0.4)	(0.7)
Balance at December 31, 2022	4.8	8.7	23.9	37.4
Analysis of total provisions:			December 31, 2022	December 31, 2021
Current			36.1	39.3
Non-current			1.3	2.9
Total			37.4	42.2
Restructuring
The €4.8 million (2021: €5.6 million) provision relates to committed plans for certain restructuring activities of exceptional nature which are due to be completed within the next 12 months.
The amounts have been provided based on the latest information available on the likely remaining expenditure required to complete the committed plans. An additional provision of €2.6 million has been made and €2.5 million has been utilized in the year ended December 31, 2022.
Provisions relating to other taxes
The €8.7 million (2021: €7.9 million) provision relates to other, non-income taxes due to tax authorities after tax investigations within certain operating subsidiaries within the Nomad Group.
Other
Other provisions include €2.8 million (December 31, 2021: €3.9 million) of contingent liabilities acquired as part of the Goodfella’s Pizza acquisition the majority of which are indemnified by the Seller’s insurance policies, €2.8 million (December 31, 2021: €4.3 million) of obligations in Italy, €4.3 million (December 31, 2021: €4.6 million) for asset retirement obligations, €0.9 million (December 31, 2021: €1.3 million) of pre-acquisition related liabilities related to the acquisition date liabilities of Aunt Bessie's Limited, €2.2 million (December 31, 2021: €2.4 million) of provisions in the period relate to employer taxes on the Long-term Incentive Plan (see Note 8) which would become payable on the issuance of shares, and other obligations from previous accounting periods.

25)Share capital, Capital reserve and Founder Preferred Shares Dividend reserve
Share capital and capital reserve

	As at December 31, 2022	As at December 31, 2021
	€m	€m
Authorized:
Unlimited number of Ordinary Shares with nil nominal value issued at $10.00 per share	n/a	n/a
Unlimited number of Founder Preferred Shares with nil nominal value issued at $10.00 per share	n/a	n/a
Issued and fully paid:
172,550,253 (December 31, 2021: 173,559,173) Ordinary Shares with nil nominal value	1,613.2	1,639.6
1,500,000 (December 31, 2021: 1,500,000) Founder Preferred Shares with nil nominal value	10.6	10.6
Total share capital and capital reserve	1,623.8	1,650.2
Listing and share transaction costs	(27.1)	(27.1)
Total net share capital and capital reserve	1,596.7	1,623.1

Ordinary Shares

Issued and Repurchased Ordinary shares (in millions)
Balance at December 31, 2020	172.2
Shares issued in the year	5.0
Shares repurchased in the year	(3.6)
Balance at December 31, 2021	173.6
Shares issued in the year	0.2
Shares repurchased in the year	(1.2)
Balance at December 31, 2022	172.6
Note 8(b) sets out the Non-Executive Director, Initial Director Options and Director and Senior Management Restricted share awards.
Note 27 sets out the Founder Preferred Share Dividends issued as ordinary shares in all years presented.
On March 13, 2020, the Company announced a share repurchase program to purchase up to an aggregate of $300.0 million of the Company’s ordinary shares. Acquisitions pursuant to the stock repurchase program may be made from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions. After the announcement, the Company entered into a series of open-market repurchases. During 2020, 11,913,682 ordinary shares at an average price of $21.04, for aggregate gross costs of $250.9 million (€217.4 million) were repurchased and canceled. Directly attributable transaction costs of €0.2 million were incurred. During 2021, a further 507,396 ordinary shares were repurchased and cancelled at an average price of $25.29 for aggregate gross costs of $12.8 million (€10.5 million) under this authorization.
In August 2020, the Company announced the repurchase of up to $500.0 million of shares, to be executed by way of a Dutch auction. On September 15, 2020, a total of 18,061,952 shares at a clearing price of $25.50 per share amounting to the purchase price of $460.6 million (€389.3 million) was paid to the prevailing shareholders with all shares canceled as of the same date. Directly attributable transaction costs of €1.9 million were incurred.

On August 5, 2021, the Company announced a new share repurchase program to purchase up to an aggregate of $500.0 million of the Company’s ordinary shares, to be executed in the period to August 2024. Acquisitions pursuant to the stock repurchase program may be made from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions, at the Company's discretion, as permitted by securities laws and other legal requirements. Pursuant to the program, as at December 31, 2021, 3,090,082 ordinary shares had been repurchased and canceled at an average price of $24.50, for aggregate gross costs of $75.8 million (€67.1 million). Directly attributable transaction costs of €0.1 million were incurred. During 2022, a further 1,160,547 ordinary shares were repurchased and canceled in open market transactions at an average price of $26.23 for aggregate gross costs of $30.5 million (€26.8 million) under this authorization. Directly attributable transaction costs were immaterial.
Listing and share transaction costs
As at December 31, 2022, cumulative listing and share transaction costs, which includes the total cost of admission and share issuance expenses, as well as costs associated with share repurchases were €27.1 million and are disclosed as a deduction directly against the capital reserve.

€m
At December 31, 2020	27.0
Share transaction costs	0.1
At December 31, 2021	27.1
Share transaction costs	—
At December 31, 2022	27.1
Obligation to purchase shares
As part of the August 5, 2021 authorized share repurchase program, the Company entered into share purchases at agreed prices, totaling 135,621 shares in late 2021 which had not been settled and were therefore not owned by Nomad until early 2022. As at December 31, 2021, the Company recorded €3.0 million within accounts payable to recognize the liability for those shares, with a corresponding other receivable to reflect the value of the shares to be received upon settlement.

Founder Preferred Shares Annual Dividend Amount
As of December 31, 2022, each of the Founder Entities held 750,000 shares for a total of 1,500,000 Founder Preferred Shares which were issued at $10.00 per share. The Founder Preferred Shares were intended to incentivize the Founders to achieve Nomad’s objectives. In addition to providing long term capital, the Founder Preferred Shares were structured to provide a dividend based on the future appreciation of the market value of the ordinary shares thus aligning the interests of the Founders with those of the holders of ordinary shares on a long term basis. The Founder Preferred Shares were also intended to encourage the Founders to grow Nomad to maximize value for holders of ordinary shares. There are no Founder Preferred Shares held in Treasury. Founder Preferred Shares conferred upon the holder the following:

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
The Founder Preferred Shares converted into Ordinary Shares on a 1-for-1 basis on January 3, 2023.
26)    Share-based compensation reserve
The Company's discretionary share award scheme, the LTIP, enables the Company’s Compensation Committee to make grants in the form of rights over ordinary shares (“Awards”), to any Director or employee of the Company. However, it is the Committee’s current intention that Awards be granted only to senior management, including senior management also serving as a director, whilst recognizing a separate annual Restricted Stock Award for Non-Executive Directors.
All Awards are to be settled by physical delivery of shares. Note 8(b) sets out the Non-Executive Director and Director and Senior Management Restricted share awards.

Share based compensation reserve
€m
Balance as of January 1, 2022	6.9
Non-Executive Director restricted share awards charge	0.6
Directors and Senior Management share awards charge	6.6
Other awards share awards charge	0.9
Shares issued upon vesting of awards	(0.4)
Reclassification of awards for settlement of tax liabilities	(0.8)
Balance as of December 31, 2022	13.8

27)Founder Preferred Shares Dividend Reserve
The Founder Preferred Shares converted on a 1-for-1 basis into Ordinary Shares on January 3, 2023. A summary of the key terms of the Founder Preferred Shares is set out in Note 25.
The Founder Preferred Shares Annual Dividend Amount was structured to provide a dividend based on the future appreciation of the market value of the ordinary shares, thus aligning the interests of the Founders with those of the investors on a long term basis.

The Preferred Shares Annual Dividend amount was determined with reference to the Dividend Determination Period of a financial year, i.e. the last ten consecutive trading days and calculated as 20% of the increase in the volume weighted average share price of our ordinary shares across the determination period compared to the highest price previously used in calculating the Founder Preferred Share Annual Dividend Amounts multiplied by 140,220,619 Preferred Share Dividend Equivalent (the “Preferred Share Dividend Equivalent”). The Preferred Share Dividend Equivalent was equal to the number of ordinary shares outstanding immediately following the Iglo Acquisition, but excluding the 13.7 million ordinary shares issued to the seller of the Iglo Group.
Dividends on the Founder Preferred Shares were payable until the Founder Preferred Shares were converted into Ordinary Shares effective as of January 3, 2023.
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
As of December 31, 2021 and as of December 31, 2022, no Founder Preferred Shares Annual Dividend Amount was due, as the average price per ordinary share for the last ten consecutive trading days of the year did not reach the previously achieved 2020 Dividend Price of $25.2127. As no further dividends are payable, the remaining reserve as of December 31, 2022 has been released directly to retained earnings.

Founder Preferred Shares Dividend Reserve
€m
Balance as of January 1, 2022	166.0
Transferred to retained earnings	(166.0)
Balance as of December 31, 2022	—

28)Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations, as well as from the translation of liabilities that hedge the Company’s net investment in a foreign subsidiary.

	Year ended December 31,
	2022	2021	2020
	€m	€m	€m
Balance as of January 1	105.1	84.7	94.8
Adjustment on adoption of hedge accounting under IFRS 9	—	1.6	—
Restated balance as of January 1	105.1	86.3	94.8
Foreign currency translation adjustments	(15.8)	31.7	(23.6)
Net deferred (losses)/gains on net investment hedges (1)	—	(12.9)	13.5
Total presented in Other Comprehensive Income	(15.8)	18.8	(10.1)
Balance as of December 31	89.3	105.1	84.7

(1) (Losses)/gains on net investment hedges are offset by gains/(losses) on GBP net investments included within the foreign currency translation adjustments (2021: gains of €24.6 million, 2020: losses of €25.7 million).

The translation reserve as at December 31, 2022 and as at December 31, 2021 does not include any balances relating to continuing hedging relationships. The translation reserve as at December 31, 2022 included €50.8 million (2021: €50.8 million) relating to a discontinued hedging relationship in respect of GBP net investments.
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

	Cross currency interest rate swaps	Forward currency contracts	Total Cash flow hedge reserve	Cost of Hedging reserve	Total Other reserves
	€m	€m	€m	€m	€m
Balance as of January 1, 2020	(6.8)	(6.4)	(13.2)	—	(13.2)
Change in fair value of hedging instrument recognized in OCI for the year	(63.7)	(20.0)	(83.7)	—	(83.7)
Reclassified to cost of goods sold	—	0.2	0.2	—	0.2
Reclassified from OCI to net finance costs	66.2	—	66.2	—	66.2
Deferred tax	(0.2)	6.2	6.0	—	6.0
Balance as of December 31, 2020	(4.5)	(20.0)	(24.5)	—	(24.5)
Reallocation for IFRS 9 changes to policy (start of the year)	2.8	—	2.8	(4.4)	(1.6)
Change in fair value of hedging instrument recognized in OCI for the year	73.3	9.3	82.6	2.4	85.0
Transferred to the carrying value of inventory	—	27.6	27.6	—	27.6
Reclassified from OCI to net finance costs	(64.1)	—	(64.1)	1.7	(62.4)
Deferred tax	(2.4)	(11.1)	(13.5)	(0.1)	(13.6)
Balance as of December 31, 2021	5.1	5.8	10.9	(0.4)	10.5
Change in fair value of hedging instrument recognized in OCI for the year	101.3	57.3	158.6	0.1	158.7
Transferred to the carrying value of inventory	—	(55.2)	(55.2)	—	(55.2)
Reclassified from OCI to net finance costs	(92.2)	—	(92.2)	1.3	(90.9)
Deferred tax	(2.1)	(1.0)	(3.1)	(0.2)	(3.3)
Balance as of December 31, 2022	12.1	6.9	19.0	0.8	19.8

30)Earnings per share
Basic earnings per share

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Profit for the year attributable to equity owners of the parent (€m)	249.8	181.0	225.2
Weighted average Ordinary Shares and Founder Preferred Shares	174,279,621	178,070,770	194,019,070
Basic earnings per share (€’s)	1.43	1.02	1.16
For the year ended December 31, 2022, basic earnings per share is calculated by dividing the profit attributable to the shareholders of the Company of €249.8 million (year ended December 31, 2021: €181.0 million, year ended December 31, 2020: €225.2 million) by the weighted average number of Ordinary Shares of 172,779,621 (December 31, 2021: 176,570,770, year ended December 31, 2020: 192,519,070) and Founder Preferred Shares of 1,500,000 (December 31, 2021: 1,500,000, year ended December 31, 2020: 1,500,000).
Diluted earnings per share

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Profit for the year attributable to equity owners of the parent (€m)	249.8	181.0	225.2
Weighted average Ordinary Shares and Founder Preferred Shares	174,279,621	178,070,770	197,894,106
Diluted earnings per share (€’s)	1.43	1.02	1.14
For the year ended December 31, 2022, the number of shares in the diluted earnings per share calculation include nil shares for the dilutive impact of the Ordinary shares to settle the Founder Preferred Shares Annual Dividend for the year ended December 31, 2022, as no shares were due to be issued. Refer to Notes 27 and 38 for further details.
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

	Cash / non-cash	Total loans and borrowings (Note 21)	Financial payables (Note 22)	Derivatives: (Net) Fair value of forward foreign exchange and currency swap contracts FVPTL	Derivatives: (Net) Fair value of cross currency interest rate swaps
		€m	€m	€m	€m
Opening balance January 1, 2022		2,227.4	19.7	0.4	20.6
Cash inflow (1)	Cash	799.3	—	0.3	139.1
Cash outflow	Cash	(947.9)	(68.5)	—	—
Interest accretion (2)	Cash	2.3	77.5	—	—
Exchange movement	Non-cash	60.9	(0.3)	—	—
Fair value changes	Non-cash	—	—	(0.7)	(103.3)
Other non-cash adjustments	Non-cash	22.9	(2.3)	—	—
Closing balance December 31, 2022		2,164.9	26.1	—	56.4

	Cash / non-cash	Total loans and borrowings (Note 21)	Financial payables (Note 22)	Derivatives: (Net) Fair value of forward foreign exchange and currency swap contracts FVPTL	Derivatives: (Net) Fair value of cross currency interest rate swaps
		€m	€m	€m	€m
Opening balance January 1, 2021		1,758.8	3.3	0.2	72.3
Cash inflow (1)	Cash	800.0	—	0.3	1.4
Cash outflow	Cash	(436.0)	(38.1)	—	(2.3)
Interest accretion (2)	Cash	2.2	57.6	—	—
Acquired through business combinations	Non-cash	19.6	—	—	—
Exchange movement	Non-cash	64.1	(0.2)	—	—
Fair value changes	Non-cash	—	—	(0.1)	(44.0)
Other non-cash adjustments	Non-cash	18.7	(2.9)	—	(6.8)
Closing balance December 31, 2021		2,227.4	19.7	0.4	20.6
(1) Cash inflows from cross currency interest rate swaps are part of effective cash flow hedging relationships. The amount related to payment of interest is presented within interest paid in the Consolidated Statement of Cash Flows. The amount related to repayment of loan principal is presented within proceeds from settlement of derivatives in the Consolidated Statement of Cash Flows.

(2) Interest accretion includes interest on lease liabilities.
32)Cash flows from operating activities

		Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	Note	€m	€m	€m
Cash flows from operating activities
Profit for the year		249.8	181.0	225.1
Adjustments for:
Exceptional items	7	48.7	45.3	20.6
Non-cash fair value purchase price adjustment of inventory	5	—	8.4	—
Share based payments expense		8.1	5.1	9.0
Depreciation and amortization		88.6	71.6	67.6
Loss on disposal and impairment of property, plant and equipment		0.8	0.7	0.9
Net finance costs	10	54.4	106.0	63.7
Taxation	11	71.2	55.7	70.4
Operating cash flow before changes in working capital, provisions and exceptional items		521.6	473.8	457.3
Increase in inventories		(61.7)	(23.8)	(12.7)
(Increase)/decrease in trade and other receivables		(38.3)	24.1	(1.8)
Increase/(decrease) in trade and other payables		5.6	(25.0)	107.2
(Decrease)/increase in employee benefit and other provisions		(2.4)	1.2	2.0
Cash generated from operations before tax and exceptional items		424.8	450.3	552.0
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
On July 29, 2021 the Company extended its CCIRS used to hedge the foreign currency and interest rate risk on its previous Senior USD Loan from May 2022 to May 2024 to align with the maturity date of the USD Term Loan. As part of the transaction, the EUR fixed rate paid by the Company was amended and reflected in the underlying interest cost. The transaction was considered to be a substantial modification of the hedging instruments, so is considered to be a new hedging relationship which will give rise to some ineffectiveness in future periods. CCIRS contracts that were previously used as a net investment hedge of the Company’s investments in Pound Sterling were also extinguished. A change in fair value of the CCIRS arose as a consequence of the transaction, which the Company elected to write-off immediately as a cost of extinguishment. This non-cash loss of €6.8 million, as well as the write-off of the cost of hedging reserves associated with the discontinued net investment hedge, were presented as a one-off charge for the transaction as disclosed in Note 10. The cash flow hedge reserve related to the previous hedge relationship was then released on a straight line basis until May 2022.
As part of the extension of the cross currency interest rate swaps on July 29, 2021 the Company entered into off market derivatives with an embedded financing component. Amortization of the embedded financing component led to some ineffectiveness in the hedging relationship until they were closed out on November 8, 2022.
Concurrent to the refinancing of the Company's U.S. Dollar denominated Term Loans as detailed in Note 21, it closed out its existing cross currency interest rate swaps and entered into a number of new 5-year cross-currency and interest rate swaps for the new Term Loans. The cash flow hedge reserve associated with this hedging relationship on November 8, 2022 included unrealized gains of €45.6 million. As a portion of the U.S. Dollar interest rate cash-flows ($700.0 million of the $906.8 million) will continue to occur, the gains relating to this portion of €35.2 million was kept in the reserve and is being reclassified to the Statement of Profit or Loss in alignment to the original hedged cash flows, which end in May 2024. The remaining cash flow hedge reserve along with a portion of the cost of hedging reserve have been released to the Statement of Profit or Loss as presented in Note 10 as the hedged cash flows will no longer occur.
As at December 31, 2022, the Company has $700.0 million of U.S. Dollar SOFR floating rate debt. The Company uses cross currency interest rate swaps to convert this into €700.6 million of debt with a fixed rate of interest and designated as a cash flow hedge.
In addition, the Company has interest rate swaps, where in exchange for receiving cash flows matching the payments of principal and interest due under the €130.0 million Senior EUR debt, the Company pays fixed amounts of interest and principal. These swaps have been designated as a cash flow hedge.
There was no material ineffectiveness during 2022 in relation to the cash flow hedges using cross currency interest rate swaps and interest rate swaps.
The effects of the cash flow hedging instruments on the Company's financial position and performance are as follows:

All amounts stated in €m, unless otherwise stated	December 31, 2022	December 31, 2021
USD - cross currency interest rate swaps
Carrying amount of liability	(56.6)	(20.6)
Notional amount (USD)	$700.0	$916.4
Maturity date	10/10/2027	5/15/2024
Change in fair value of outstanding hedging instruments since January 1	(36.0)	68.9
Loss/(gain) in value of hedged item used to determine effectiveness	36.0	(69.6)
Weighted average hedged rate of outstanding hedging instruments	1.00	1.11

All amounts stated in €m, unless otherwise stated	December 31, 2022	December 31, 2021
EUR - interest rate swaps
Carrying amount of liability	(0.2)	—
Notional amount (EUR)	€130.0	—
Maturity date	10/10/2027	N/A
Change in fair value of outstanding hedging instruments since January 1	(0.2)	—
Gain in value of hedged item used to determine effectiveness	(0.2)	—
Weighted average hedged rate for the year (or since inception)	6.7%	—%

The effects of the net investment hedging instruments on the Company's financial position and performance are as follows:

All amounts stated in €m, unless otherwise stated	December 31, 2022	December 31, 2021
UK cross-currency interest rate swaps
Carrying amount of cross-currency interest rate swaps	—	—
Notional amount (GBP)	—	—
Maturity date	N/A	7/29/2021
Change in fair value of cross-currency interest rate swaps as a result of foreign currency movements since January 1	—	(12.9)
Loss/(gain) in value of hedged item used to determine hedge effectiveness	—	12.9
Weighted average hedged rate for the year	—	1.19

The impact of the net investment hedge is taken directly to equity via the foreign currency translation reserve. The amount taken to this reserve that arose on the translation of the notional component of cross currency interest rate swaps was nil (2021: €12.9 million loss).
In determining hedge effectiveness for a net investment hedge, the economic relationship between hedging instrument and balance sheet exposure should be established including the notional amount and currency of the underlying investment. Hedge ineffectiveness may arise due to the value of the hedged item being less than the notional value of the hedging instrument. There was no material ineffectiveness in the net investment hedge in either 2022 or 2021. The ineffective amount taken through the Consolidated Statements of Profit or Loss in 2022 amounted to nil (2021: nil). The Company's policy is to reduce its risk of foreign exchange movements on material operating cash flows in currencies other than the operating entity's functional currency using forward foreign exchange contracts designated as cash flow hedges. These forecast cash flows represent the hedged item and is subject to management assessment.
In order to qualify as a cash flow hedge, the hedging instrument must meet the requirements of IFRS 9, including alignment of the critical terms between the hedging instrument and hedged item. The group designates the forward component of forward contracts as the hedging instrument.
Hedge ineffectiveness may arise if the timing or amount of the forecast transaction changes from what was originally estimated, or if credit dominates the relationship between hedged item of hedging instrument. There was no material ineffectiveness during 2022 in relation to the forward foreign exchange contracts.

The effects of the foreign currency hedging instruments on the Company's financial position and performance are as follows:

As at December 31, 2022	EUR/USD	GBP/USD	GBP/EUR	SEK/EUR	SEK/USD	Other Currencies
	€m	€m	€m	€m	€m	€m
Derivative financial instruments - forward currency contracts
Carrying amount of asset	4.4	2.0	6.4	2.4	0.5	0.5
Notional amount	288.6	44.3	194.9	58.2	9.8	45.9
Fair value losses/(gains) of outstanding hedging instruments since January 1	6.2	(6.7)	(9.0)	(4.4)	(0.6)	(0.6)
Weighted average hedge rate for the year	1.09	1.30	1.16	0.09	0.10	N/A

As at December 31, 2021	EUR/USD	GBP/USD	GBP/EUR	SEK/EUR	SEK/USD	Other Currencies
	€m	€m	€m	€m	€m	€m
Derivative financial instruments - forward currency contracts
Carrying amount of asset/(liability)	17.5	1.2	(6.7)	0.5	0.1	0.3
Notional amount	343.6	58.4	244.7	70.4	4.5	96.4
Fair value (gains)/losses of outstanding hedging instruments since January 1	(26.3)	(0.5)	12.0	(0.9)	13.5	0.6
Weighted average hedge rate for the year	1.20	1.38	1.15	0.10	0.11	—
Gains/losses in the year from foreign exchange swap contracts used for liquidity purposes designated as fair value through the Consolidated Statements of Profit or Loss amounted to a €0.2 million gain (2021: €0.6 million gain, 2020: €2.4 million loss).

Losses in the year from cross currency interest rate swap contracts designated as fair value through the Consolidated Statement of Profit or Loss amounted to a €0.1 million loss (2021: €14.3 million loss, 2020: €3.2 million loss).

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
Position / Equity
    As at December 31, 2022, the fair value of USD forward contracts entered into to hedge the future purchase of U.S. Dollars in EUR, GBP and SEK functional currency entities is an asset of €6.9 million (2021: €18.8 million asset). All forecast transactions are still expected to occur. As at December 31, 2022, 99.0% (2021: 95.1%) of forecast future U.S. Dollar payments to the end of 2023 were hedged through the use of forward contracts and existing cash. All forward contracts have been designated as cash flow hedges and have a maturity within the next 12 months.

The fair value of the Euro forward contracts with reference to non-Euro functional currencies as at December 31, 2022, is a liability of €9.7 million (2021: €5.9 million). As at December 31, 2022, 62.1% (2021: 77.2%) of forecast future net Euro payments to the end of 2023 were hedged through the use of forward contracts and existing cash. All forward contracts have been designated as cash flow hedges and have a maturity within the next 12 months.

Sensitivity analysis    The Company is sensitive to changes in primarily the following currency pairs:
1) EUR/USD
2) GBP/EUR
3) SEK/EUR

These impact the valuation of our financial instruments. The table below illustrates the hypothetical sensitivity of the Company’s reported profit and closing equity to a 5% movement in the EUR/GBP, EUR/USD and EUR/SEK exchange rates at the reporting date, assuming all other variables remain unchanged. This analysis is for illustrative purposes only, as in practice the foreign exchange rates rarely change in isolation. Figures are presented post-tax.

The analysis assumes that exchange rate fluctuations on foreign exchange derivatives that form part of an effective cash flow hedge relationship affect the cash flow hedge reserve in equity. For foreign exchange derivatives which are not designated hedges, movements in exchange rates impact the Income Statement.

Positive figures represent an increase in profit or equity.

	Profit or loss		Equity
	2022	2021	2022	2021
	€m	€m	€m	€m
5% increase in the value of the Euro against Pound Sterling (2021: 1%)	(1.9)	—	(6.8)	1.5
5% increase in the value of the Euro against U.S. Dollar (2021: 1%)	(2.0)	—	(10.8)	(2.0)
5% increase in the value of the Euro against Swedish Krona (2021: 1%)	(2.5)	(0.4)	2.1	0.4

A 5% decrease in the value of the Euro against the currencies identified in the table above would result in a equal and opposite movement to the values disclosed in the table above. This analysis is for illustrative purposes.

Interest rate risk
Description    The Company is exposed to changes in interest rates to the extent that it enters into floating rate borrowings, including the senior loans.

Mitigation & Impact on
Equity / Income The Company’s policy on interest rate risk is to mitigate the Company’s exposure to fluctuations
Statement    in interest rates.

    As a result of decisions taken by national regulators, GBP LIBOR and certain USD LIBOR time periods were phased out in 2021 and replaced by alternative reference indexes (SONIA and SOFR). The new reference rate is reflected in the Company’s latest issuance of U.S. Dollar term loan and related cross currency interest rate swaps, which use SOFR as the benchmark.

There are no current plans to phase out EURIBOR. If EURIBOR ceases to exist, we will need to renegotiate the interest rate payable on Euro denominated portion of our Senior Facilities Agreement with our lenders. Our expectation is that both debt agreements and hedging contracts will be aligned to the new benchmarks as they become known, and as such it is highly probable that the existing hedging relationships can be continued.

Sensitivity analysis    During 2022, six month EURIBOR rates increased from zero to 2.7% (2021: remained below zero). Within the Euro denominated senior loans, there is a EURIBOR floor of 0%.

If interest rates were to move by 1%, this would have a correspondingly decrease or increase in the Company’s profit/(loss) before tax by approximately €5.1 million (2021: €2.6 million), subject to the EURIBOR floor of 0% and after taking into consideration the portion of the borrowings that are on fixed interest rate or are synthetically converted into fixed interest rate using interest rate derivatives.

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
Mitigation    The Company ensures that it has sufficient cash and available funding through regular cash flow and covenant forecasting. The Company uses liquidity swaps to manage timing of cash flows in non-functional currencies. These swaps are accounted for as FVTPL. In addition, the Company has access to a revolving credit facility of €175.0 million, expiring in June 2026. This is available for general corporate purposes. Currently €1.8 million is utilized for letters of credit, overdrafts, customs bonds and bank guarantees.

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
Maturity analysis
The USD senior loan includes the annual requirement to repay 1% of the original issued notional of $7.0 million (€6.6 million) beginning October 2023 (2021: €8.7 million) In addition, the Senior Facilities Agreement also includes an excess cash flow calculation whereupon an amount of principal shall be repaid based upon terms including cash generated and leverage. Based upon the calculation as at December 31, 2022, no excess cash flow will be repayable in 2023 (2021: nil repayable in 2022).
The tables below show a maturity analysis of contractual undiscounted cash flows prepared using forward interest rates where applicable, showing items at the earliest date on which the Company could be required to pay the liability:

2022	2023	2024	2025	2026	2027	Over 5 years	Total
	€m	€m	€m	€m	€m	€m	€m
Borrowings-principal	6.6	6.6	6.6	6.6	6.6	2,107.1	2,140.1
Borrowings-interest	103.0	117.3	107.5	105.2	104.8	160.5	698.3
Forward contracts Sell	623.6	—	—	—	—	—	623.6
Forward contracts Buy	(641.7)	—	—	—	—	—	(641.7)
Cross Currency Interest Rate Swaps Pay	50.5	54.2	53.6	53.1	718.2	—	929.6
Cross Currency Interest Rate Swaps Receive	(58.9)	(59.9)	(53.2)	(51.8)	(675.3)	—	(899.1)
Interest Rate Swaps Pay	8.1	8.9	8.8	8.8	8.8	—	43.4
Interest Rate Swaps Receive	(7.7)	(9.4)	(8.8)	(8.7)	(8.7)	—	(43.3)
Lease Liabilities	22.1	12.9	8.1	6.4	3.3	19.9	72.7
Trade and other payables excluding non-financial liabilities	652.2	—	—	—	—	—	652.2
Total	757.8	130.6	122.6	119.6	157.7	2,287.5	3,575.8

2021	2022	2023	2024	2025	2026	Over 5 years	Total
	€m	€m	€m	€m	€m	€m	€m
Borrowings-principal	8.5	8.5	791.7	—	—	1,353.2	2,161.9
Borrowings-interest	57.5	63.5	50.4	34.0	34.1	67.0	306.5
Forward contracts Sell	805.3	—	—	—	—	—	805.3
Forward contracts Buy	(818.0)	—	—	—	—	—	(818.0)
Cross Currency Interest Rate Swaps Pay	25.0	24.9	818.5	—	—	—	868.4
Cross Currency Interest Rate Swaps Receive	(30.8)	(38.0)	(808.0)	—	—	—	(876.8)
Lease Liabilities	23.1	18.2	11.2	7.3	5.6	25.2	90.6
Trade and other payables excluding non-financial liabilities	647.1	—	—	—	—	—	647.1
Total	717.7	77.1	863.8	41.3	39.7	1,445.4	3,185.0
34)Financial instruments

Categories of financial instruments
The following table shows the carrying amount of each Statement of Financial Position class split into the relevant category of financial instrument as defined in IFRS 9 'Financial Instruments'.

	Financial assets at amortized cost	Financial Assets at Fair Value through profit or loss	Derivatives designated in hedge relationships	Financial liabilities at amortized cost	Total
2022	€m	€m	€m	€m	€m
Assets
Trade and other receivables	230.8	—	—	—	230.8
Derivative financial instruments	—	—	20.1	—	20.1
Cash and cash equivalents	330.0	39.7	—	—	369.7
Liabilities
Trade and other payables excluding non-financial liabilities	—	—	—	(652.2)	(652.2)
Derivative financial instruments	—	—	(60.3)	—	(60.3)
Loans and borrowings (1)	—	—	—	(2,206.8)	(2,206.8)
Total	560.8	39.7	(40.2)	(2,859.0)	(2,298.7)
(1) Loans and borrowings excludes €41.9 million of capitalized debt discounts borrowing costs which are included within €2,164.9 million of total loans and borrowings in Note 21.

	Financial assets at amortized cost	Derivatives at fair value through profit or loss	Derivatives designated in hedge relationships	Financial liabilities at amortized cost	Total
2021	€m	€m	€m	€m	€m
Assets
Trade and other receivables	201.6	—	—	—	201.6
Derivative financial instruments	—	0.5	19.7	—	20.2
Cash and cash equivalents	254.2	—	—	—	254.2
Liabilities	—
Trade and other payables excluding non-financial liabilities	—	—	—	(647.1)	(647.1)
Derivative financial instruments	—	(0.1)	(28.0)	—	(28.1)
Loans and borrowings (2)	—	—	—	(2,236.8)	(2,236.8)
Total	455.8	0.4	(8.3)	(2,883.9)	(2,436.0)

(2) Loans and borrowings excludes €9.4 million of capitalized borrowing costs which are included within €2,227.4 million of total non-current loans and borrowings in Note 21.

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

	Fair value		Carrying value
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
	€m	€m	€m	€m
Senior EUR/USD loans	1,316.2	1,360.8	1,340.0	1,355.8
Other external debt	0.2	0.1	0.2	0.1
2028 fixed rate senior secured notes	681.2	802.6	800.0	800.0
Less capitalized debt discounts and borrowing costs	—	—	(41.9)	(9.4)
	1,997.6	2,163.5	2,098.3	2,146.5

Derivatives

	As at December 31, 2022	As at December 31, 2021
	€m	€m
Interest Rate Swaps	0.2	—
Forward foreign exchange contracts	19.9	20.2
Total assets	20.1	20.2
Cross Currency Interest Rate Swaps	(56.6)	(20.6)
Forward foreign exchange contracts	(3.7)	(7.3)
Total liabilities	(60.3)	(27.9)
Total	(40.2)	(7.7)
Offsetting of derivatives
Derivative contracts are held under International Swaps and Derivatives Association (ISDA) agreements with financial institutions. An ISDA is an enforceable master netting agreement that permits the Company to settle net in the event of default.
The following table sets out the carrying amounts of recognized financial instruments that are subject to the above agreements.

	Gross amount of financial instruments as presented upon balance sheet	Related financial instruments that are offset	Net amount
As at Dec 31, 2022	€m	€m	€m
Derivatives - assets	20.1	(12.2)	7.9
Derivatives - liabilities	(60.3)	12.2	(48.1)

	Gross amount of financial instruments as presented upon balance sheet	Related financial instruments that are offset	Net amount
As at Dec 31, 2021	€m	€m	€m
Derivatives - assets	20.2	(10.8)	9.4
Derivatives - liabilities	(27.9)	10.8	(17.1)
35)Commitments
Future aggregate minimum contractual payments under non-cancellable service agreements and lease rentals for short-lived and low-value assets are payable as follows:

	As at December 31, 2022	As at December 31, 2021
	€m	€m
Less than one year	2.2	2.2
Between one and three years	2.1	4.1
Between three and five years	0.6	2.2
More than five years	0.2	0.2
Total	5.1	8.7

These agreements may be subject to contractual annual increases linked to inflation indices. The payments shown above exclude the impact of these contractual increases which cannot be reliably estimated.

36)Capital commitments
Capital expenditure contracted for at the end of the reporting period but not yet incurred is as follows:

	As at December 31, 2022	As at December 31, 2021
	€m	€m
Property, plant and equipment	11.1	21.3
Intangible assets	11.2	1.7
Total	22.3	23.0

37)        Related parties
Founder Preferred Shares
The Founder Preferred Shares converted into Ordinary Shares on a 1-for-1 basis on January 3, 2023.
The conditions of the Founder Preferred Shares Annual Dividend Amount in 2019 and 2020 were met and further details relating to these dividends is set out in Note 27.

Advisory Services Agreements
Effective as of January 1, 2022, the Company entered into an Amended and Restated Advisory Services Agreement (the "Agreement") with Mariposa Capital ("Mariposa"), LLC, an affiliate of Sir Martin, and TOMS Capital LLC ("TOMS"), an affiliate of Mr. Gottesman. Pursuant to the terms of the Amended and Restated Advisory Services Agreement, Mariposa and TOMS provide high-level strategic advice and guidance to the Company. Under the terms of the Agreement, Mariposa and TOMS are entitled to receive an aggregate annual fee equal to $4.0 million, payable in quarterly installments. The initial Agreement is for one year, subject to automatic renewals for successive one-year terms unless any party notifies the other parties in writing of its intention not to renew the agreement no later than 90 days prior to the expiration of the term. The Agreement may only be terminated by the Company upon a vote of a majority of its directors. In the event that the agreement is terminated by the Company, the effective date of the termination will be 6 months following the expiration of the initial term or a renewal term, as the case may be.
Total fees excluding reimbursed expenses incurred under the ordinary course of business of €1.9 million and €1.9 million were paid to Mariposa and TOMS respectively in the year ending December 31, 2022 (year ended December 31, 2021: €0.8 million and €0.8 million respectively).
During 2020, the Company entered into an agreement with a working capital solutions specialist to facilitate a program that provides our suppliers with the ability to receive advance payments from a third party credit institution as part of our ordinary course of business payables, in exchange for a discounted invoice amount. The working capital solutions specialist is owned in part by affiliates of JRJ Group (of which one of our then non-executive directors, Mr. Isaacs, is a founding partner) and TOMS. Amounts paid by the Company to the working capital solutions specialist related to setup during 2020 were less than €0.1 million and are not considered to be material to either party. Ongoing fees associated with this service are received by the working capital solutions specialist directly from our suppliers utilizing the service.
Directors and Key Management
All significant management decision making authority is vested within the Board of Directors and the Executive Team, therefore key management are considered to be the Directors and Executive Officers. Their remuneration has been disclosed in Note 9.
Non-executive Directors continue to receive fees for their services as board members and to certain committees and are settled through payroll. Director fees are payable quarterly in arrears. Total Non-executive Director fees for the year ending December 31, 2022 was €0.3 million (year ended December 31, 2021: €0.4 million).
Non-Executive Directors are also eligible to an annual restricted stock grant issued under the LTIP which will vest on the earlier to occur of the date of the Company’s annual meeting of shareholders or thirteen months from the date of grant. Details of the annual restricted stock grants under the LTIP can be found in Note 8(b).
As part of its long term incentive initiatives, the Company has 2,699,157 restricted shares outstanding to the management team (the “Management Share Awards”). The Directors and Executive Officers have all been awarded shares. The associated performance metrics and valuation method is detailed in Note 8(b).

38)    Significant events after the Statement of Financial Position date
None.

Item 19.    Exhibits
The following exhibits are filed as part of this annual report:
EXHIBIT INDEX

		Incorporation by Reference
Exhibit No.	Exhibit Description	Form	Exhibit No.	Period Covered or Date of Filing	Filed with this Annual Report
1.1	Amended and Restated Memorandum and Articles of Association.	6-K (001-37669)	99.1	1/14/2016
2.1	Registration Rights Agreement dated as of June 1, 2015 among Nomad Holdings Limited, Birds Eye Iglo Limited Partnership Inc, Mariposa Acquisition II, LLC, TOMS Acquisition I LLC, TOMS Capital Investments LLC and funds managed by Pershing Square.	F-1 (333-208181)	4.1	11/24/2015
2.2	Indenture dated as of May 3, 2017 among Nomad Foods Bondco PLC, Nomad Foods Limited, Deutsche Trustee Company Limited, Deutsche Bank AG, London Branch, Deutsche Bank Luxembourg S.A., and Credit Suisse AG, London Branch and the Subsidiary Guarantors named therein.	6-K (001-37669)	99.3	5/3/2017
2.3	Description of Securities.				X
4.1	Share Sale and Purchase Agreement, dated as of October 29, 2015, among Liongem Sweden 1 AB, Iglo Foods Group Limited and Nomad Foods Limited	F-1 (333-208181)	2.2	11/24/2015
4.2	Intercreditor Agreement, originally dated as of July 3, 2014, as amended and restated from time to time including, pursuant to the 2017 Amendment and Restatement Agreement among Nomad Foods Limited, Credit Suisse AG, London Branch, Deutsche Bank Company Limited and certain entities named therein.	6-K (001-37669)	99.2	5/3/2017
4.3	Amendment and Restatement Agreement, dated November 8, 2022, relating to A Senior Facilities Agreement, originally dated July 3, 2014, as amended and/or restated from time to time, including pursuant to Amendment and Restatement Agreement dated December 20, 2017 and June 15, 2018 for Nomad Foods Limited with Credit Suisse AG, London Branch.	6-K (001-37669)	99.1	11/10/2022
4.4	Nomad Foods Limited Amended and Restated Long-Term 2015 Incentive Plan.	20-F (001-37669)	4.4	2/27/2020
4.5	Nomad Foods Limited Long Term 2015 Incentive Plan Restricted Share Unit Agreement.	20-F (001-37669)	4.5	2/27/2020
4.6	Amended and Restated Service Agreement between the Company and Stéfan Descheemaeker, dated May 1, 2020.	6-K (001-37669)	99.1	5/5/2020
4.7	Service Agreement, dated as of February 15, 2018, between the Company and Samy Zekhout.	20-F (001-37669)	4.7	3/22/2018
4.8	Amended and Restated Advisory Services Agreement, dated as of January 1, 2022, among Nomad Foods Limited, Mariposa Capital, LLC and TOMS Capital LLC.	20-F (001-37669)	4.8A	3/3/2022
8.1	List of Significant Subsidiaries.				X
10.1	Form of Indemnification Agreement	SC TO-I (005-89365)	(d)(E)	8/11/2020

Incorporation by Reference
Exhibit No.	Exhibit Description	Form	Exhibit No.	Period Covered or Date of Filing	Filed with this Annual Report
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.				X
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.				X
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
15.1	Consent of PricewaterhouseCoopers LLP				X
101.INS	XBRL Instance Document				X
101.SCH	XBRL Taxonomy Extension Schema Document				X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document				X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document				X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document				X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document				X

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.
Date:    February 23, 2023

NOMAD FOODS LIMITED

By: /s/ Samy Zekhout
Name: Samy Zekhout
Title: Chief Financial Officer