Form 20-F
period 2023-12-31
Nomad Foods Ltd
filed 2024-02-29
CIK 1651717

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2023

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 163,167,134 Ordinary Shares.
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

i

TERMS USED IN THIS REPORT
Unless the context otherwise requires, in this annual report, the term(s) “we,” “us,” “our,” “Company,” “Nomad,”, “Nomad Foods” and “our business” refer to Nomad Foods Limited and its consolidated subsidiaries.
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
The historical financial information for the Company has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) which can differ in certain significant respects from U.S. GAAP.
Unless otherwise noted, all financial information for the Company provided in this annual report is denominated in Euros.
Historical Financial Information
This annual report includes our consolidated financial statements at and as of the years ended December 31, 2023 (the “Fiscal 2023 Period”) and December 31, 2022 (the “Fiscal 2022 Period”) as well as selected consolidated financial information for the year ended December 31, 2021 (the “Fiscal 2021 Period”).
Non-IFRS Financial Measures
In this annual report, we present certain supplemental financial measures that are not recognized by IFRS. These financial measures have not been prepared in accordance with IFRS, SEC requirements or the accounting standards of any other jurisdiction. The non-IFRS financial measures used in this annual report are Adjusted EBITDA and Adjusted EBITDA margin. For additional information on why we present non-IFRS financial measures, the limitations associated with using non-IFRS financial measures and reconciliations of our non-IFRS financial measures to the most comparable applicable IFRS measure, see Item 5: Operating and Financial Review and Prospects.
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
•our expectations concerning our capital expenditures in 2024;
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
•our ability to prevent, or remediate, any future cybersecurity incidents;
•our ability to implement our remediation plan in connection with the material weakness in our internal control over financial reporting;
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
These factors include but are not limited to:
•disruptions or inefficiencies in our operations or supply chain, including as a result of pandemics, and our ability to maintain the health and safety of our workforce;
•the duration, spread and intensity of pandemics and government responses to such pandemics;
•our ability to successfully implement our strategies and strategic initiatives and recognize the anticipated benefits of such strategic initiatives;
•the anticipated benefits from our recent acquisitions including the Fortenova Group's Frozen Food Business Group (the "Fortenova Acquisition") and the Findus Switzerland AG business ("Findus Switzerland") may take longer to realize and may cost more to achieve than expected, particularly since the Fortenova Acquisition represents entry into a new product category and new geographies;
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
•our ability to successfully diversify;
•our ability to identify and remediate any material weakness or significant deficiencies in our internal control over financial reporting;

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
•our ability to fund future dividend payments as approved by the Board of Directors.
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
A.    [Reserved]
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
•The ongoing conflict between Ukraine and Russia and the wider geopolitical impact of conflict could materially and adversely affect our business.
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
•Failure to adequately address current and emerging sustainability risks, including environmental, social and governance matters, could have an impact on our business.
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
•European privacy and data protection regulations could expose us to compliance risks and costs.
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
•We are exposed to risks related to our financial arrangements with respect to receivables factoring, reverse factoring and supply chain financing.
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
•If we fail to or are unable to maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected.
•In connection with the preparation of our 2023 financial statements, we have identified a material weakness in our internal control over financial reporting
Risks Related to our Ordinary Shares
•Outstanding equity award grants under our LTIP could require us to issue additional ordinary shares.
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
•Taxation of returns from subsidiaries may reduce any net return to shareholders.
•If any dividend is declared in the future and paid in a foreign currency, U.S. holders may be taxed on a larger amount in U.S. Dollars than the U.S. Dollar amount actually received.

ii. Details of our Risk Factors
Risks Related to Our Business and Industry
We operate in a highly competitive market and our failure to compete effectively could adversely affect our results of operations.
The market for frozen food is highly competitive, and further consolidation in the industry would likely increase competition. Our competitors include retailers who promote private label products and well-established branded producers that operate on both a national and an international basis across single or multiple frozen food categories. We also face competition more generally from distributors and retailers of chilled and fresh products, baked goods and ready-made meals. We may not successfully compete with our existing competitors and new competitors may enter the market.
It is difficult to accurately predict the pricing or promotional actions of our competitors or their effect on consumer perceptions or the success of our own advertising and promotional efforts, particularly during the current period of high inflation. Our competitors develop and launch products targeted to compete directly with our products. In order to effectively compete, our products must provide higher value and/or quality than alternatives, particularly during periods of economic uncertainty and rising prices. If they do not, consumers may be more likely to purchase private label products. Our retail customers, most of which promote their own private label products, control the shelf space allocations within their stores and they may allocate more shelf space to private label products, their own branded products or to our branded competitors’ products in accordance with their respective promotional or pricing strategies. Decreases in shelf space allocated to our products, increases in competitor promotional activity, aggressive marketing strategies by competitors, changes to the strategies deployed by retailers or other factors may require us to reduce our prices or invest greater amounts in advertising and promotion of our products to ensure our products remain competitive.
In addition, as high inflation continues, shoppers may move to other channels such as discounters. Discounters are supermarket retailers which offer a narrow range of food and grocery products at discounted prices and which typically focus more on non-branded rather than branded products. A continued increase in discounter sales may adversely affect the sales of our branded products. Market dynamics continue to evolve and growth rates might change by channel and over time. For example, during the COVID-19 pandemic we saw a shift in consumer behavior to online shopping. The growth in eCommerce has encouraged the entry of new competitors and business models, intensifying competition in the food industry.
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
There are a number of trends in consumer preferences which have an impact on us and the frozen food industry as a whole. These include, among others, preferences for speed; convenience and ease of food preparation; value for money at a time when consumers are subject to increased inflationary pressure on household spending; natural, nutritious and well-proportioned meals; products that are sustainably sourced and produced and are otherwise environmentally friendly; and the recent trend towards meat substitutes. Concerns as to the health impacts and nutritional value of certain foods may increasingly result in food producers being encouraged or required to produce products with reduced levels of salt, sugar and fat and to eliminate trans-fatty acids and certain other ingredients, including gluten and animal products. Consumer preferences are also shaped by concern over waste reduction, the level of processing of certain products and the environmental impact of products.
The success of our business depends on both the continued appeal of our products and, given the varied backgrounds and tastes of our customer base, our ability to offer a sufficient range of products to satisfy a broad spectrum of preferences. Any shift in consumer preferences in the UK, Italy, Germany, France, Serbia or Austria (the “Key Markets”, based on sales of branded goods) could have a material adverse effect on our business.

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
The ongoing conflict between Ukraine and Russia and the wider geopolitical impact of conflict could materially and adversely affect our business.
On February 24, 2022, Russian forces invaded Ukraine. While we do not have any direct operations or sales in either Russia or Ukraine, these countries are responsible for the supply of many commonly used raw materials and resources used in, or in the manufacturing of products such as ours, including, but not limited to some species of fish, wheat and energy. The ongoing conflict in the Ukraine, and the imposition of economic sanctions and additional tariffs could result in considerable reductions in the availability or increase the cost of such raw materials and resources. In particular, both before and following the invasion, the U.S., the EU and the UK have imposed economic sanctions and tariffs on Russia. It is not clear to what extent such sanctions and tariffs could continue to proliferate and increase, what raw materials and resources may be affected, nor for how long they will be in place. Our inability, and the inability of our suppliers, to source certain raw materials, particularly fish, and provide certain products to customers and consumers could materially and adversely affect our business. In addition, sanctions and tariffs are intended to and will have an impact on international trade and the global economy. Further steps that might be taken in response to the crisis and their consequences are unknown but could include further sanctions, tariffs, embargoes, regional instability, adverse effects on macroeconomic conditions and adverse effects on exchange rates and financial markets.
Should there be additional sanctions, tariffs or restrictions on the supply of fish from Russian waters that impact our supply chain or specific products, it would not be possible to replace entirely the required volumes of MSC certified fish in the short-to-medium term. Furthermore, should there be a reduction in availability we may also face higher costs for the raw materials and resources available. In anticipation of that possibility, we are continually seeking clarity from governments on the issue and diversifying our supply sources for raw materials and resources. For example, we are continuing the diversification of our fish supply by looking into alternative species, geographies and product formats. However, these efforts are subject to negotiation of acceptable contractual terms, availability of alternative species at comparable prices and the conformity of any alternatives to our standards. Where additional sanctions or tariffs are being considered, we are asking for a realistic transition period. There is no guarantee that any such transition period will be provided.
Our factories in Europe use energy for which a proportion is sourced from Russia. If sanctions, tariffs or restrictions were to be implemented by Russia or the EU on the use of such resources this could materially and adversely affect our business.
Additionally, the invasion of Ukraine by Russian forces and the impact of wider geopolitical conflicts could impact many of the other risk factors listed in these Risk Factors. In particular, but not limited to, the conflicts could have an effect on our profitability, fluctuations on our future borrowings, fluctuations on the foreign currency market, the cost of borrowings, the prevailing rate of inflation, the creditworthiness of our customers and our suppliers, the laws and regulations affecting our business and the carrying value of goodwill and other assets in our business. To the extent conflicts are ongoing, the potential for related sanctions, potential government actions and economic impact remain uncertain. At this time it is not possible to predict the extent or nature of these impacts on our business although we expect the current conflicts to continue for some time. Any change or movement in any of the elements listed in this section could materially and adversely affect our business.
We may not be able to increase prices to fully offset inflationary pressures on costs for materials or other inputs.
Our ability to pass through increases in the prices of raw materials, energy, packaging or freight and logistics costs to our customers depends, among others, on prevailing competitive conditions and pricing methods in the markets in which we operate, and we may not be able to pass through such price increases to our customers. Even if we are able to pass through increases in prices, there is typically a time lag between cost increases impacting our business and implementation of product price increases during which time our profit margin may be negatively impacted. Recovery of cost inflation, driven by both commodity cost increases or changes in the foreign exchange rate of the currency the commodity is denominated in, can also lead to disparities in retailers’ shelf-prices between different brands and private label products which can result in a competitive disadvantage and volume decline. During our negotiations to increase our prices to recover cost increases, customers may take actions which exacerbate the impact of such cost increases, for example by ceasing to offer our products or deferring orders until negotiations have ended. Our inability to pass through price increases in raw materials, energy, packaging or freight and logistics and preserve our profit margins in the future could materially adversely affect our business, financial condition and results of operations.
Pandemics and other contagious outbreaks and government actions in response, could have a material adverse impact on our business, results of operations and financial condition.
The ultimate impact that a pandemic, such as COVID-19, or other contagious outbreaks will have on our business, results of operations and financial condition is uncertain. Restrictions, as well as prevention and mitigation measures, that may arise as a result of pandemic or contagious outbreak may have an adverse impact on global economic conditions.
We operate production space in facilities across Europe. We could, in the future, be forced to close our facilities or reduce operations due to government responses to any pandemic or employee illness or health concerns, including as a result of sustained periods of employees working from home. If a significant percentage of our workforce is unable to work, including because of illness or travel or government restrictions in connection with any pandemic or contagious outbreak, or if we are required to shut down one or more of our facilities, this could have a material adverse effect on our revenue, operations and results of operations.
The extent of a pandemic's effect on our operational and financial performance will depend on many factors, including the duration, spread, seasonality and intensity of further outbreaks, the emergence of new variants, the availability and effectiveness of vaccines and government responses to the pandemic (including any further lockdowns, mandatory social distancing or other restrictive measures), all of which are uncertain and difficult to predict. If a pandemic evolves in such a way that its effects are similar to the COVID-19 pandemic, the disease could exacerbate other risks we face, and also have a material adverse effect on our business, results of operations, financial condition and cash flows and adversely impact the trading price of our ordinary shares. Examples of trends which we saw as a result of COVID-19 restrictions included, supply chain pressures and delays as a result of localized lockdowns in China, increases in the cost of energy and raw materials, shortage of labor across Europe, and shortages of commercial truck drivers. A substantial supply of our fish is processed in China, and as such, any lockdowns or other incidents in China could have a material impact on our business if they increase or continue for a longer period than anticipated.
We are exposed to macroeconomic and other trends that could adversely impact our operations in our Key Markets.
We conduct operations in our Key Markets from which approximately 69% of our revenue was generated during the year ended December 31, 2023. We are particularly influenced by economic developments and changes in consumer habits in those countries.
The geographic markets in which we compete have been affected by negative macroeconomic trends which have affected consumer confidence. For example, inflation and resulting increases in the cost of living have created political and economic uncertainty both in the UK and the other geographies in which we operate. Additionally, the continuing conflict in Ukraine and wider geopolitical conflict will also affect different geographies in different ways. A deterioration in economic conditions could result in increased inflationary pressure, increased raw material and energy cost, increased unemployment rates, increased short and long-term interest rates, consumer and commercial bankruptcy filings, a decline in the strength of national and local economies, and other results that negatively impact household incomes. This can result in changes to consumers' purchasing habits, for example by purchasing more promoted products, purchasing cheaper private label products instead of equivalent branded products, switching to cheaper proteins and switching to discounter stores. Such macroeconomic trends could, among other things, negatively impact global demand for branded and premium food products, which could result in a reduction of sales or pressure on margins of our branded products or cause an increasing transfer to lower priced product categories.
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
Specifically, the availability and the price of fish, vegetables and other agricultural commodities, including poultry and meat, can be volatile. The current conflict in Ukraine is also causing continuous changes in the global supply chain with fish, poultry, energy, fuel, edible oils, wheat, vegetables and packaging materials affected among others. We are also affected by the availability of quality raw materials, most notably fish, which can be impacted by the fishing and agricultural policies of the UK, US, European Union and other countries including national or international quotas that can limit the volume of raw materials.
General economic conditions, economic sanctions or tariffs, whether due to regional conflict or otherwise, unanticipated demand, problems in manufacturing or distribution, natural disasters, pandemics, weather conditions during the growing and harvesting seasons, farmers choosing to grow different crops due to changing economic conditions and commodity prices, plant, fish and livestock diseases, the availability of sustainably sourced raw materials, or national or international quarantines can all also adversely affect availability and prices of commodities and transportation costs in the long and short term.
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
Lastly, activist groups have in the past, and may in the future, use pressure tactics to influence our decisions regarding commodities, raw materials and supply chains based on their stances regarding, for example, inhumane treatment of animals, human right abuses and deforestation by our suppliers. These groups may be able to coordinate their actions with other groups, threaten strikes or boycotts or enlist the support of well-known persons or organizations in order to increase the pressure on us to achieve their stated aims. In the future, these actions or the threat of these actions may force us to change our business practices or pricing policies, which may have a material adverse effect on our business, results of operations and financial condition.
We rely on sales to a limited number of large food retailers and should they perform poorly or the buying power of these large retailers increase, our business could be adversely affected.
Our retail customers include supermarkets and large chain food retailers. Throughout our markets, the food retail segments are highly concentrated. For the year ended December 31, 2023, our top 10 retail customers accounted for 32% of revenue. In recent years, the major multiple (multi-channel) retailers in Key Markets have increased their share of the grocery market and price competition between retailers has intensified. The strength of the major multiple retailers’ bargaining position gives them significant leverage over their suppliers in negotiating pricing, product specification and the level of supplier participation in promotional campaigns and offers, which can reduce our margins. International alliances among retailers continue to become stronger, and the trend for consolidation in Europe at a local level and across borders is ongoing. Further consolidation among the major multiple retailers or disproportionate growth in relation to their competitors could increase their relative negotiating power and allow them to force a negative shift in our trade terms. Our results of operations could also be adversely affected if these retailers suffer a significant deterioration in sales performance, if we are required to reduce our prices or increase our promotional spending activity as a consequence, if we lose business from a major retail customer or if our relationship with a major retail customer deteriorates.
Our retail customers also offer private label products that compete directly with our products for retail shelf space and consumer purchases. Private label products typically have higher margins for retailers than other branded products. Accordingly, there is a risk that our retail customers may give higher priority to private label products, retailer owned brands or the branded products of our competitors as a result of a change in pricing strategy or a change in economic conditions which would adversely affect sales of our products. Our major multiple retail customers are also expanding into non-food product lines in their stores, thereby exerting pressure on available shelf space for other categories including our products. We may be unable to adequately respond to these trends and, as a result, the volume of our sales may decrease, or we may need to lower the prices of our products.
As is typical in our industry, sales to our retail customers in our markets are made on a daily demand basis. We generally do not have long-term contractual commitments to supply such customers and must renegotiate supply and pricing terms of our products on a regular basis. Customarily, trade terms are renegotiated annually or more frequently in periods of high inflation or deflation. It is not always the case that our retail customers accept more frequent negotiations of price increases or decreases nor the amount of them. In addition, ad hoc changes are often made on an informal basis, such as by email, to reflect discounts and promotional arrangements. Amounts paid can be subject to end of period reconciliations to reflect these informal arrangements. In some cases, our retail customers seek to claim reimbursement for informal discount arrangements going back multiple periods. In addition, we do not have written contractual arrangements with a number of our other retail customers. Most of our retail customer relationships or arrangements could be terminated or renegotiated at any time and, in some cases, without reasonable notice.
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
We are dependent on third parties for almost all of our transportation and distribution requirements and distribution costs have historically fluctuated significantly over time. Increases in such costs could result in reduced profits. In addition, certain factors affecting distribution costs are controlled by our third-party carriers. To the extent that the market price for fuel or freight or the number or availability of carriers fluctuates, our distribution costs could be affected. Furthermore, temporary or long-term disruption of transportation services due to weather-related problems, pandemic related impacts, increased energy and fuel costs as a result of conflict, strikes or other events could impair our ability to supply products affordably and in a timely manner or at all. Failure to receive our raw materials or to deliver our food products promptly could also result in inventory spoilage. These factors could impact our commercial reputation and result in our customers reducing their orders or ceasing to order our products. We require the use of refrigerated vehicles to ship our products and such distribution costs represent an important element of our cost structure. If we change the transportation services we use, we could face logistical difficulties that could delay deliveries, and we could incur costs and expend resources in connection with such change. Any increases in the cost of transportation, energy or fuel, and any disruption in transportation, including the availability of suitable transportation (including the availability of suitable refrigerated transport, freight containers or lorry drivers), could have a material adverse effect on our business, financial condition and results of operations.
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
We outsource some of our business functions to third-party suppliers, such as the processing and supply of certain vegetables and other products, the manufacturing of certain products and packaging materials and distribution of our products. Our suppliers are subject to their own operational, sustainability and financial risks, which are out of our control. Our suppliers may fail to meet timelines or contractual obligations or fail to provide us with sufficient products or services, which may adversely affect our business. For example, if a third-party supplier is impacted by increased costs or unavailability of energy and raw materials as a result of the conflict in Ukraine, is prevented from supplying as a result of changes in the international sanctions or customs regimes, or fails to take adequate steps to operate their business sustainably with respect to environmental or social issues, this could negatively affect the price and availability of our ingredients, products and/or packaging materials and may adversely impact our supply chain, operations and corporate reputation. Moreover, there may be delays or shortages in procuring alternative suppliers, co-manufacturing capacity, or distribution capability.
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
We are also subject to further risks affecting the food industry generally, including risks posed by widespread contamination and evolving nutritional, environmental/sustainability, animal welfare, social and health-related concerns. For example, we could be affected by overfishing in the seafood supply chain which poses a risk to current and future fish stocks, ecosystems, and communities. Further damage is being done by careless fishing practices, including avoidable by-catch of non-target species and fishing equipment left in the ocean (known as Ghost Gear), which is a significant contributor to plastic pollution. Seafood supply chains are also at risk of a range of human rights abuses, including modern slavery. Overfishing risks are compounded by the negative consequences of climate change, including ocean heating and acidification. All or any of these factors could give rise to a negative perception of the seafood supply chain and lead to reduced sales, higher prices and consumers choosing alternative products. Regulatory authorities may limit the supply of or place prohibitive charges on certain types of food products in response to public health concerns and consumers may perceive certain products to be unsafe, unsustainable, unhealthy or otherwise undesirable. In addition, governmental regulations may require us to discontinue certain offerings or limit the range of products we offer, for example by limiting the amount of certain nutrients in our products as is currently the case with regard to High in Fat, Salt and Sugar ("HFSS") nutrients in the UK. We may be unable to find substitutes that are as appealing to our customer base, or such substitutes may not be widely available or may be available only at increased costs. Such substitutions or limitations could also reduce demand for our products.
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
We must comply with complex and evolving tax regulations in the various jurisdictions in which we operate, which subjects us to international tax compliance risks. Some tax jurisdictions in which we operate have complex and subjective rules regarding income tax, value-added tax, sales or excise tax, tariffs, duties and transfer tax. From time to time, our foreign subsidiaries are subject to tax audits and may be required to pay additional taxes, interest or penalties should the taxing authority assert different interpretations, or different allocations or valuations of our services which could be material and could reduce our income and cash flow from our international subsidiaries. We currently have several pending tax assessments and audits in various jurisdictions including Germany. The agreements by which we acquired certain businesses provide for certain indemnifications of tax liabilities which may arise in certain jurisdictions which we believe are sufficient to address these specific tax matters as far as they relate to those businesses but our belief that these indemnities are sufficient may prove incorrect. We have also established, where appropriate, reserves and provisions for tax assessments which we believe to be adequate to address potential tax liabilities, where management assesses that it is probable that the liability will arise, but our belief that these reserves and provisions are adequate may prove incorrect. However, it is possible that the tax audits referred to above could result in the volatility of timings of cash tax payment and recoveries. In addition, it is possible that countries will increase tax rates in the future to address rising costs following the COVID-19 pandemic and global economic pressures.

The price of energy and other raw materials we consume in the manufacture, storage and distribution of our products are subject to volatile market conditions.
The price and availability of electricity and other energy resources required in the manufacture, storage and distribution of our products is subject to volatile market conditions. These market conditions are often affected by political and economic factors beyond our control, including, for instance, the energy policies of the countries in which we operate. For example, the current conflict in Ukraine is resulting in volatility in the markets for energy and fuel as a result of the widespread usage of gas, oil and coal from Russia throughout Europe. Any sustained increases in energy costs, or disruptions to or limitations in supply as a result of wider geopolitical conflict or otherwise, could have an adverse effect on our business, financial conditions and results of operations and could affect our competitive position if our competitors’ energy costs do not increase at the same rate as ours or if they do not suffer the same disruptions to or limitations in supply. Such disruptions may also occur as a result of the loss of energy supply contracts or the inability to enter into new energy supply contracts on commercially attractive terms. Furthermore, natural catastrophes, regional conflicts or similar events could affect the electricity grid. Any such disruptions or increases in energy costs as a result of the aforementioned factors or otherwise, could have a material adverse effect on our business, financial condition and results of operations.
Our supply network and manufacturing and distribution facilities could be disrupted by factors beyond our control.
Severe weather conditions and natural disasters, such as storms, floods, droughts, frosts, earthquakes or pestilence, may affect the supply of the raw materials and energy resources that we use for the manufacturing of our products. For example, climate change may increase the frequency of adverse weather events such as flooding or droughts in crop growing areas or changes in sea temperature that may adversely affect marine biomass, fishing catch rates and overall fishing conditions. In addition, drought or floods may affect the feed supply for red meat and poultry, which in turn may affect the quality and availability of protein sources for our products. Adverse weather conditions and natural disasters can reduce crop size and crop quality, which in turn can reduce our supplies of raw materials, lower recoveries of usable raw materials, increase the prices of our raw materials, increase our cost of transporting and storing raw materials and finished goods, or disrupt our production schedules. Competing food producers can be affected differently by weather conditions and natural disasters depending on the location of their supply sources. If our climate continues to change, whether as a result of increased greenhouse gas emissions or otherwise, and leads to increasingly severe weather conditions, shortages of raw materials, local water scarcity, soil health deterioration, ocean heating and acidification, increased price volatility, increased regulation, and impacts the quality of raw materials, together with any resulting social unrest, it could have a material adverse effect on our business, financial condition and results of operation.
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
Our sales and working capital levels have historically been affected to a limited extent by seasonality. In general, sales volumes for savory frozen food are slightly higher in cold or winter months, partly because there are fewer fresh alternatives available for vegetables and because our customers typically allocate more freezer space to the ice cream segment in summer or hotter months. The one exception is our "Adriatic business", defined as those entities acquired in the Fortenova Acquisition in 2021, which follows a different seasonality pattern with stronger performance through the summer months as a result of the ice-cream business. In addition, variable production costs, including costs for seasonal staff, and working capital requirements associated with the keeping of inventories, vary depending on the harvesting and buying periods of seasonal raw materials, in particular vegetable crops. For example, inventory (and therefore net working capital) levels typically peak in August to September just after the pea harvest. If seasonal fluctuations are greater than anticipated, our business, financial condition and results of operations could be adversely affected.
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
As of December 31, 2023, we employed approximately 7,894 employees, of which approximately 1,557 were located in the UK, 1,370 were located in Serbia, 1,269 were located in Germany, 1,073 were located in Croatia, 449 were located in Italy, 365 were located in Sweden/Norway, 323 were located in Bosnia & Herzegovina, 306 were located in France and 1,182 employees in other locations. As of December 31, 2023, approximately 62% of our employees worked in our manufacturing operations. We have in the past, and may in the future, experience labor disputes and work stoppages at one or more of our manufacturing sites due to localized strikes or strikes in the larger retail food industry sector. We have also been involved in negotiations on collective bargaining agreements. A labor stoppage or other interruption at one of our eighteen manufacturing sites (or at the site of any of our suppliers) would impact our ability to supply our customers and could have a material adverse effect on such facility’s operations and, potentially, on our business, financial condition and results of operations.
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
Failure to adequately address current and emerging sustainability risks, including environmental, social and governance (“ESG”) matters, could have a material adverse effect on our business, financial condition and results of operations.
Our ability to ensure a resilient business that delivers long-term sustainable growth, is reliant on our ability to identify current and emerging sustainability risks and legislative requirements that could adversely impact our business and ensure appropriate strategies are in place to manage such risks and requirements. Some of the key risks and requirements include:
•Growing expectations of how businesses respond to and address sustainability issues from customers, consumers, non-governmental organizations, and ESG-focused investors. Failure to meet this expectation can have adverse consequences, such as: active product delisting, negative non-governmental organization campaigns, loss of market share and omission from high profile sustainability indices.
•Increased mandatory sustainability due-diligence and non-financial reporting and disclosure obligations, requiring businesses to take appropriate action or face regulatory penalties. This includes the U.S. Securities and Exchange Commission's proposed climate disclosure rules, as well as local legislation in the countries we operate, such as the EU Corporate Sustainability Due Diligence Directive, EU Corporate Sustainability Reporting Directive, German Supply Chain Due Diligence Act, Task Force on Climate Related Financial Disclosure (TCFD) and proposed Task Force on Nature Related Financial Disclosures (TNFD).
•Physical risks of climate change, such as increased frequency of adverse weather events (droughts, floods, storms) impacting the availability of agricultural commodities or causing damage to physical assets within our operations and wider supply chain.
Any of the above risks, together with any others which relate to our inability to address increased and emerging sustainability risks could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to Our Acquisition Strategy
We may not be able to consummate future acquisitions or successfully integrate acquisitions into our business, which could result in unanticipated expenses and losses.
Our acquisitions strategy is largely based on our ability to grow through acquisitions of additional businesses to build an integrated group. Consummating acquisitions of businesses, or our failure to integrate such businesses successfully into our existing businesses, could result in unanticipated expenses and losses. Furthermore, we may not be able to realize all of the anticipated benefits from completed acquisitions, including the Findus Switzerland and Fortenova acquisitions.
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
There can be no assurance that the due diligence undertaken with respect to an acquisition will reveal all relevant facts that may be necessary to evaluate such an acquisition including the determination of the price we may pay for an acquisition target or to formulate a business strategy. Furthermore, the information provided during due diligence may be incomplete, inadequate or inaccurate. As part of the due diligence process, we will also make subjective judgments regarding the results of operations, financial condition and prospects of a potential target. If the due diligence investigation fails to correctly identify material issues and liabilities that may be present in a target company or business, or if we consider such material risks to be commercially acceptable relative to the opportunity, and we proceed with an acquisition, we may subsequently incur substantial impairment charges or other losses.
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
Our facilities and operations are subject to numerous health, safety and environmental regulations, including local and national laws, European directives and regulations governing, among other things, water supply and use, water discharges, air emissions, chemical safety, solid and hazardous waste management and disposal, clean-up of contamination, energy use, noise pollution, and workplace health and safety together with globally recognized health and safety standards, including ISO compliance. Health, safety and environmental legislation and standards in Europe and elsewhere has generally become more comprehensive and restrictive and more rigid over time and enforcement has become more stringent. Failure to comply with applicable requirements, or the terms of required permits, can result in penalties or fines, clean-up costs, third party property damage, personal injury claims and damage to our reputation and relationships with our suppliers and retail customers. In addition, if health, safety and environmental laws and regulations in our Key Markets and the other countries in which we operate or from which we source raw materials and ingredients become more stringent in the future, the extent and timing of investments required to maintain compliance may exceed our budgets or estimates and may limit the availability of funding for other investments.
Furthermore, under some environmental laws, we could be liable for costs incurred in investigating or remediating contamination at properties we own or occupy, even if the contamination was caused by a party unrelated to us, and even if the activity which caused the contamination was legal at the time it occurred. The discovery of previously unknown contamination, or the imposition of new or more burdensome obligations to investigate or remediate contamination at our properties or at third-party sites, could result in substantial unanticipated costs.
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
On May 25, 2018, the EU’s GDPR became enforceable. The GDPR relates to the collection, use, retention, security, processing and transfer of personally identifiable information of residents of European Economic Area (EEA) countries, and we are subject to these heightened standards. The GDPR created a range of new compliance obligations and imposes substantial fines for breaches and violations (up to the greater of €20 million or 4% of our annual global revenue). Furthermore, there is uncertainty with respect to compliance with privacy and data protection laws and regulations, including the GDPR, because such laws and regulations are continuously evolving and developing and may be interpreted and applied differently from country to country and may create inconsistent or conflicting requirements. Our efforts to comply with privacy and data protection laws in all our markets may impose significant costs and challenges that are likely to increase over time, in particular with the UK, Switzerland and other non-EU countries in which we operate. Since January 1, 2021 the GDPR has ceased to have direct effect in the UK but the Data Protection Act 2018 alongside the UK GDPR ensures that the UK has in effect the same high standards for data protection in place as under the GDPR. As with other EU-origin laws, how these are interpreted and applied by the UK might change and differ from the EU approach over time.
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
An increase in market interest rates may increase our interest expense arising on our existing and future floating rate indebtedness. Pursuant to the terms of the amended and restated Senior Facilities Agreement dated September 15, 2023, the interest rate paid on indebtedness incurred under our senior loans and primary revolving credit facility varies based on a fixed margin over a base reference rate, term SOFR for the USD denominated term loans or EURIBOR for the EUR denominated term loans. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for operational or strategic purposes, will correspondingly decrease. Pursuant to our interest rate hedging policy, we may enter into interest rate derivatives that may involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk. If any reference rate ceases to exist, we will need to renegotiate the interest rate payable on our Senior Facilities Agreement with our lenders.
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
We intend to pay dividends on our ordinary shares only at such times, if any, and in such amounts, if any, as the board determines appropriate and in accordance with applicable law, and then only if we receive dividends from our operating subsidiaries. The board from time to time has announced share repurchase programs as set out further in the Financing and Acquisition section below. Our ability to make payments on and to refinance our indebtedness, and to fund our operations, working capital and capital expenditures, depends on cash flows. A significant part of our indebtedness includes provisions with respect to maintaining and complying with certain financial and operational covenants. In the event that we were to pay any dividends or to repurchase shares pursuant to any announced share repurchase programs, such dividends and share repurchases may have an impact on our cash flows and on our ability to make repayments on and refinance our indebtedness and to comply with those financial covenants.

An impairment of the carrying value of goodwill or other intangible assets could negatively affect our consolidated operating results and net worth.
Goodwill represents amounts arising from acquisitions and is the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. Intangible assets can include computer software, brands, customer relationships and other acquired intangibles as of the acquisition date. Goodwill and other intangibles expected to contribute indefinitely to our cash flows are not amortized but must be evaluated by management at least annually for impairment. If carrying value exceeds its recoverable amount, the intangible is considered impaired and is reduced to recoverable amount via a charge to earnings. Factors outside of our control which could result in an impairment include, but are not limited to: (i) reduced demand for our products; (ii) higher commodity prices; (iii) lower prices for our products or increased marketing as a result of increased competition; and (iv) significant disruptions to our operations as a result of both internal and external events. Should the value of one or more of the acquired intangibles become impaired, our consolidated profit or loss and net assets may be materially adversely affected. As of December 31, 2023, the carrying value of intangible assets totaled €4,573.2 million, of which €2,105.0 million was goodwill and €2,468.2 million represented brands, computer software, customer relationships and other acquired intangibles compared to total assets of €6,416.7 million.
We are exposed to risks in connection with our treasury and cash management activities.
From time to time we may acquire various investment securities as part of our cash management and treasury activities. Factors beyond our control can significantly and adversely influence the fair value of our investment securities, including, but not limited to, the risk that the counterparty may not return the funds and that movements in financial, currency or interest rate markets may have an impact on the value of the investment securities. For example, fixed-rate securities are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities, defaults by the issuer or individual borrowers with respect to the underlying securities, and instability in the credit markets. Any of the foregoing factors could cause a significant or prolonged decline in the fair value of an investment.
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
We are increasingly dependent upon our information technology systems for communication among our suppliers, manufacturing plants, distribution functions, headquarters and customers. Our performance depends on the availability of accurate and timely data and other information from key software applications to aid day-to-day business and decision-making processes. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure and to maintain the related automated and manual control processes, we could be subject to adverse effects including billing and collection errors, business disruptions, in particular concerning our manufacturing and logistics functions, issues with or errors in system's maintenance and security and migration of applications to the cloud and security breaches. We may be adversely affected if our controls designed to manage information technology operational risks fail to contain such risks. Any disruption caused by failings in our information technology infrastructure equipment or of communication networks, could delay or otherwise impact our day-to-day business and decision-making processes and negatively impact our performance. In addition, we are reliant on third parties to service our IT infrastructure. Failure on their part to provide good and timely service may have an adverse impact on our information technology network. We rely on third parties for the support and maintenance of our software solutions and furthermore we do not control the facilities or operations of our suppliers or third parties. An interruption of operations at any of their or our facilities or any failure by them to deliver on their contractual commitments may have a material adverse effect on our business, financial condition and results of operations.
Although our information technology systems are protected through physical and software safeguards, it is difficult to protect against the possibility of damage or breach created by cyber-attacks or other security attacks in every potential circumstance that may arise. In addition, governmental authorities have warned that cybercriminals will take advantage of the uncertainty created by COVID-19, national and regional mandated quarantines and recent international conflicts to launch cybersecurity attacks. The risks could include more frequent malicious cybersecurity and fraudulent activities, as well as schemes which attempt to take advantage of employees’ use of various technologies to enable remote work activities. We believe the COVID-19 outbreak and conflict in Ukraine have increased our cyber risk profile, but we are unable to predict the extent or impacts of those risks at this time. As cyber-attacks are increasing in frequency and sophistication, it becomes even more difficult to protect against a breach of our information technology systems. Cybersecurity incidents including malfeasance, security breaches, computer viruses or other malicious codes, ransomware, unauthorized access attempts, denial of service attacks, phishing, hacking, and other cyberattacks that impact the availability, reliability, speed, accuracy, or other proper functioning of these information technology systems could have a significant impact on our operations. Furthermore, there is increasing market use and availability of third party Artificial Intelligence (AI) software and whilst we have policies and procedures in place to manage their use, there is the risk of inadvertent use of 3rd party AI engines through sharing of data into an AI tool which then becomes public domain. If we are unable to prevent physical and electronic break-ins, cyber-attacks and other information security breaches, we may suffer financial and reputational damage, be subject to litigation or incur remediation costs or penalties because of the unauthorized disclosure of confidential information belonging to us or to our customers, suppliers or employees. The mishandling or inappropriate disclosure of non-public sensitive or protected information could lead to the loss of intellectual property, negatively impact planned corporate transactions or damage our reputation and brand image. Misuse, leakage or falsification of legally protected information could also result in a violation of data privacy laws and regulations and have a negative impact on our reputation, business, financial condition and results of operations.
While, to date, we have not had a significant cybersecurity breach or attack that had a material impact on our business or operations, there can be no assurance that our efforts to maintain the security and integrity of our information technology systems will be effective or that attempted breach would not be successful in the future.
For additional information on our cybersecurity risk management, see Item 16K Cybersecurity below.
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
If we fail to or are unable to maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected.
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

We recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Please see the risk factor below titled, “In connection with the preparation of our 2023 financial statements, we have identified a material weakness in our internal control over financial reporting” for more information. This could in turn result in the loss of investor confidence and a decline in the reliability of our financial statements. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by the SEC, the NYSE or other regulatory authorities. Any such action could adversely affect the accuracy and timeliness of our financial reporting.
In connection with the preparation of our 2023 financial statements, we have identified a material weakness in our internal control over financial reporting
As of December 31, 2023, our management assessed the effectiveness of our internal control over financial reporting. We have concluded that there is a material weakness in our internal control over financial reporting, related to operation of effective control over the review of supporting information to determine the completeness and accuracy of the consolidated statement of cash flows for the year ended December 31, 2023. The material weakness did not result in any material misstatement of our consolidated financial statements as of and for the year ended December 31, 2023 or prior periods; however, if it is not remediated, it could result in a material misstatement of our consolidated financial statements that would not be prevented or detected on a timely basis.
A “material weakness” is a deficiency, or combination of deficiencies, in internal controls such that there is a reasonable possibility that a material misstatement in financial statements will not be prevented or detected in a timely basis.
Our failure to correct this material weakness or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. Should this material weakness not be remediated, our management may conclude that our internal control over financial reporting is not effective. In addition, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

Risks Related to our Ordinary Shares
Outstanding equity award grants under our LTIP could require us to issue additional ordinary shares. Therefore, you may experience significant dilution of your ownership interests and the future issuance of additional ordinary shares, or the anticipation of such issuances, could have an adverse effect on our share price.
We currently have 10,676,337 ordinary shares available for issuance under our LTIP. Additionally, as of February 23, 2024, we have 5,595,580 equity awards that have either been issued to participants or been granted and are outstanding under the LTIP, which may be converted into ordinary shares subject, in most cases, to meeting certain performance conditions.
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
As a foreign private issuer, we are exempt from complying with certain corporate governance requirements of the NYSE applicable to a U.S. issuer, including the requirement that a majority of our board of directors consist of independent directors. As the corporate governance standards applicable to us are different from those applicable to domestic U.S. issuers, you may not have the same protections afforded under U.S. law and the NYSE rules as shareholders of companies that do not have such exemptions.
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
Under the laws of the British Virgin Islands, there is limited statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the Company and are entitled to have the affairs of the Company conducted in accordance with the BVI Act and the memorandum and articles of association of the Company. As such, if those who control the Company have persistently disregarded the requirements of the BVI Act or the provisions of the Company’s memorandum and articles of association, then the courts will likely grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) acts that constitute fraud on the minority where the wrongdoers control the Company; (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (iv) acts where the Company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.
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

Item 4.    Information on the Company
A.    History and Development of the Company
We are Europe's leading frozen foods company based on net sales value. We were incorporated with limited liability under the laws of the British Virgin Islands under the BVI Companies Act on April 1, 2014 under the name Nomad Holdings Limited and subsequently changed to Nomad Foods Limited.
Our principal executive offices are located at No. 1 New Square, Bedfont Lakes Business Park, Feltham, Middlesex, TW14 8HA. Our telephone number is +(44) 208 918 3200 and our fax number is +(44) 208 918 3491. Our registered office is located at Luna Tower, Waterfront Drive, Road Town, Tortola VG1110, British Virgin Islands and its telephone number is +(1)(284) 394 9100. Our registered agent in the United States is Mariposa Capital, LLC, 500 South Pointe Drive, Suite 240 Miami Beach, Florida 33139.
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
B.    Business Overview
Our Company
We are Europe's leading frozen food company with a portfolio of best-in-class food brands within the frozen category, including fish, vegetables, poultry, meals, pizza and ice cream. Our products are sold primarily through large grocery retailers under the “Birds Eye” brand in the UK and Ireland, “Findus” in Italy, France, Spain, Sweden, Switzerland and Norway, “iglo” in Germany and other continental markets, “La Cocinera” in Spain, "Ledo" in south-eastern Europe and "Frikom" in Serbia and North Macedonia. The majority of our products are in the savory frozen food market, where according to Nielsen, our market share in the countries we operate stood at 18% in 2023 (2022: 19%). For the categories in which we operate, we maintain the number one position in sixteen European geographies, namely the UK, Italy, Germany, France, Sweden, Austria, Norway, Switzerland, Belgium, The Netherlands, Portugal, Spain, Ireland, Croatia, Serbia and Bosnia & Herzegovina. The countries representing our top six markets for branded goods (as opposed to total revenue), collectively UK, Italy, Germany, France, Serbia and Austria, represented approximately 75% of the total European Savory frozen food markets. For a description of the principal markets in which we compete and related revenue, see Note 5 “Segment reporting” to our audited consolidated financial statements which appear elsewhere in this annual report.
Savory Frozen Food Market
The European savory frozen food market is served by a number of national and international producers, both with branded and private label offerings, and within single or multiple product categories. We have the broadest participation by category and geography in Europe.
According to Nielsen, the market for savory frozen food in categories which the Company competes in across Europe is estimated to have generated €22 billion in retail sales value in 2023.
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

Over the last seven years the European savory frozen food market has grown modestly, while experiencing a huge spike in category demand throughout the COVID pandemic, driven by the aforementioned ability to address global food consumption trends. Furthermore, the amount of space that frozen food as a category occupies within the grocery retail environment is relatively stable due to the fixed amount of freezer space at the retailer that is not exposed to reductions in shelf space in favor of other categories or formats, as can be the case in shelf-stable parts of the retailer.
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
As the leading branded savory frozen food producer in Europe, we benefit from economies of scale and have developed a strong platform for our products throughout Europe. We are market leaders in the savory categories where we offer products in sixteen geographies and a 18% market share in the savory frozen food market in the countries we operate. We benefit from longstanding relationships with our retail customers which provide access to our diversified distribution channels, including supermarkets, discount retailers, the food service channel and other food retailers that sell directly to consumers. We benefit from a diverse category and geographic mix and believe our strong existing platforms facilitate our expansion within a large addressable market and provide a broad set of potential acquisition targets in various food categories and geographic markets.
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
We own and operate an efficient network of eighteen manufacturing facilities, all of which are located near the major markets we serve, balancing manufacturing and logistics costs and allowing for high levels of customer service. These facilities have what we believe to be sufficient spare capacity to accommodate future growth in our main product categories.
Commitment to innovation and research and development.
Innovation is core to our growth model. Our R&D team actively scan new and emerging technologies, alongside consumer trends and unmet consumer needs. The intersection of these insights leads us to identify new opportunities to drive penetration and frequency. In addition, we regularly benchmark our existing ranges to ensure that these continue to deliver experiences that delight our consumers. In response to these insights we establish multifunctional project teams that design new and improved products and packaging delivered through our core strategic areas (called "Must Win Battles") for fish, vegetables, poultry, pizza and ice cream. Each time we create a new product or pack we apply the principles of sustainable by design. To ensure the development and introduction of successful products, we follow a robust process through which we move from idea generation, concept screening, concept and product development, to scale up and final validation before launch. We are creating intellectual assets, patenting our in-house science & technology solutions focused on our new products and renovations that we are launching in several markets. The R&D nutritional pillar, keeps pushing the boundaries for healthier meal choices (HMC) with the majority of sales coming from these products.
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
We continue our strategy which is rooted in relentless focus on our Core products, which include fish, vegetables, meals and poultry, and which, represents 68% of our branded retail sales. These strategies include improving product quality, packaging renovation and executing in-store initiatives such as ensuring the right product assortment, display strategies and promotional efficiencies. We believe focusing on these Core product initiatives will accelerate growth, lead to margin expansion and improve our return on investment. To further accelerate growth, we continue to pursue innovation which leverages consumer trends such as health, wellness and convenience, but which are anchored in our core categories.
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
Our Founders and CEO have significant experience and expertise, and have been highly successful, in identifying, acquiring and integrating value-added businesses. We believe that this expertise, our access to capital and the deep industry knowledge of our management team will position us to acquire related and complementary food businesses that can enhance our market position, create synergies and fully leverage our existing marketing, manufacturing and supply chain capabilities, which we believe will allow us to deliver sustained profitable growth and maximize shareholder value. For example, in 2018 we completed (i) the Goodfella's Acquisition including the "Goodfella's" and "San Marco" brands, which enlarged our portfolio of brands to include the number one and number two market share positions within the frozen pizza category in Ireland and the UK, a successful frozen private label pizza business, and two frozen pizza manufacturing facilities and (ii) the Aunt Bessie's Limited acquisition including the "Aunt Bessie's" brand, which enlarged our portfolio of brands to include the number one and number two market share positions, respectively, within frozen Yorkshire puddings and frozen potatoes, which combine to represent the majority of its revenues. On December 31, 2020 we completed the acquisition of Findus Switzerland. Findus is the leading frozen food brand in Switzerland with a portfolio of value-added frozen products across categories including fish, vegetables and ready meals. The acquisition expands the Company's geographic reach into Switzerland, a new and sizeable market, providing a natural extension for our Findus product offering and brand family with an attractive entry for Green Cuisine. The transaction unifies the Company's ownership of the iconic Findus brand across Europe. In September 2021 we acquired Fortenova Group’s Frozen Food Business Group, which brings a leading European frozen food portfolio operating in attractive new markets for the Company, including Croatia, Serbia, Bosnia & Herzegovina, Hungary, Slovenia, Kosovo, North Macedonia and Montenegro. Its two anchor brands, "Ledo" and "Frikom", have No 1 market share in many of these markets and offer a broad range of frozen food products including fish, fruits, vegetables, ready meals, pastry and ice cream. The acquisition creates a platform for future expansion into Central and Eastern Europe and introduces us to ice-cream which opens new potential avenues for growth.
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

Products
During the past three fiscal years, we have manufactured, marketed and distributed the following frozen food products:
    Fish: includes frozen fish products such as fish fingers, coated fish and natural fish. These products were the largest contributor to our revenues in 2023, 2022 and 2021.
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
We continue to place a strong emphasis on renovation of our existing core products in order to overcome penetration barriers and continue to build loyalty. For example, in 2023, we expanded the Chunky FiFi range with a new curry flavor and expanded our prepared vegetables range with grilled vegetables. We manage renovation and innovation centrally on European common product platforms and have more local involvement where products are differentiated and country specific. Our research and development continues to be centralized, allowing us to leverage our research and development investment across our markets and focus on our largest Core products.
Customers
Our customers are typically supermarkets and large food retail chains supplying food products directly to consumers. Each key market in which we operate has its own distinct retail landscape. We consider our key retailer clients to be, in the UK, Tesco, Asda and Sainsbury’s; in Italy, Coop, Conad and Esselunga; in Germany, Rewe and Edeka; in Sweden, ICA, Axfood and Coop; and in France, Carrefour, Auchan and E.Leclerc. For the year ended December 31, 2023, our top ten customers (in terms of revenue) accounted for 32% of revenues.
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
The food service channel accounted for approximately 8% of our total sales for the year ended December 31, 2023. The majority of these sales were in the Nordics, Croatia and Spain and consisted primarily of sales to institutional and public sector customers such as schools and hospitals, and privately run work canteens and restaurants.
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

We maintain sales teams in each of our Key Markets with a small proportion of sales being sold via a distribution model. Our sales force is resourced to provide good store coverage. We have been chosen to lead category management projects by several of our key retailers in each of our main product categories and have developed innovative presentations of our frozen food products and in-store marketing concepts with supermarkets in a number of our markets in order to increase shopper traffic and sales.
Manufacturing
We own and operate eighteen manufacturing facilities which are located in Lowestoft and Hull (UK), Bremerhaven and Reken (Germany), Cisterna (Italy), Loftahammar and Bralanda (Sweden), Tonsberg and Larvik (Norway), Boulogne-sur-Mer (France), Valladolid (Spain), Longford and Naas (Republic of Ireland), Rorschach (Switzerland), Zagreb, Sesvete, and Daruvar (Croatia) and Belgrade (Serbia). These facilities produce approximately 541 kilo tonnes of frozen product per year, representing approximately 77% of the total volumes of our sales. The manufacturing facilities are located near the major markets we serve, providing for a balance between manufacturing and logistics costs and customer service. Our manufacturing facilities are focused on in house manufacturing of our main product categories and emphasize quality and efficiency through scale. We continue investing in improving the safety and quality standards of our facilities.
Procurement
Our procurement function is structured around primes raw materials (materials used in manufacturing which form a part of the end product, such as fish, vegetables, meat, other ingredients and packaging), Indirects (non-production items and services used to design, market and distribute the product, such as logistics, operations, including maintenance, sales and marketing) and co-pack (finished products bought from third parties, such as most vegetables other than peas and spinach).
Within our Supply Chain team we operate a centralized procurement function, with all procurement of primes and co-pack and the majority of non-production items procured centrally to maximize scale and efficiencies that cover the supply to all our manufacturing facilities and markets.
We are the world's largest buyer of Marine Stewardship Council (MSC) certified wild caught whitefish sourcing globally and working with partners to bring to consumers nutritious, sustainable products. Our fish primarily originates from wild-caught fish in the North Pacific, predominantly from U.S. and Russian waters whereby MSC certification can be assured. Russia holds a large percentage of global fish quota and accounts for nearly 40% of global whitefish catch and up to 60% of the most popular wild caught fish varieties that we and many other companies buy, including Alaska pollock, Atlantic cod, haddock and wild caught salmon.
We are reducing our exposure to Russian origin fish, which will take some time to replace with volumes from alternative wild caught sources and therefore we are continuing in our the second year accelerating our species diversification strategy to bring a greater volume of responsibly farmed Aquaculture Stewardship Council (ASC) certified products into our portfolio.
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
The price of fish, vegetables and other agricultural commodities, including poultry and meat, can be volatile. We limit our exposure to price increases of raw materials by contractually securing prices for periods ranging from one month to a full year. Prices of raw materials that are harvested annually are generally fixed for a full year. Prices for certain other products, such as fish, dairy products and potatoes, are fixed for several months in line with seasonality and/or industry practice.
Additionally, we are accelerating relevant R&D projects; diversifying our fish species, expanding our poultry platform across our existing markets and developing other categories such as “fishless fish” and expanding our vegetables category to create a broader range of options for our consumers.
Logistics
Our distribution network is made up of our manufacturing facilities, warehouses, local distribution centers and third-party providers of services (such as co-packers & transport). We outsource the majority of our distribution processes to third parties seeking to collaborate with shared sites and integrated transport networks. Our distribution network is well consolidated and aligned with our manufacturing footprint in the UK, Ireland, Germany, Italy, Sweden, France, Norway, Spain, Croatia and Serbia. From our manufacturing plants, our products are sent to regional distribution centers to be further distributed to local markets. Our primary distribution centers are used to consolidate both local production and imported products to be sold locally. These sites include Wisbech in the UK, Naas in Ireland, Reken in Germany, Capua, Latina and Parma in Italy, Bjuv in Sweden, Brussels in Belgium, Vantaa in Finland, Froneri in Switzerland, Vienna in Austria, Lognes in France, Tonsberg and Moss in Norway, Lisbon in Portugal, Madrid in Spain, Podgorica in Montenegro, Skopje in North Macedonia, Milosheve in Kosovo, Szada in Hungary, Ljubljana in Slovenia, Sarajevo, Tuzla and Banja Luka in Bosnia & Herzegovina, Novi Beograd and Nis in Serbia, and Zagreb, Osijek and Slavonski Brod in Croatia.
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
Sustainability Strategy
Our purpose is to serve the world with better food and that means focusing on food that is great tasting, good for people and the planet, affordable and available everywhere.
We know that consumers, retailers, and other stakeholders are increasingly asking for brands that are more sustainable and we are very proud that our brands are for the masses because that gives us an opportunity to make a huge difference. Put simply, we want to democratize sustainable eating and we do this by working proactively and collaboratively to deliver strong, sustainable financial performance to help us grow and by making an impact across the three key pillars of our “Appetite for a Better World” sustainability strategy:
1. Better Sourcing
2. Better Nutrition
3. Better Operations
The food system contributes a third of global greenhouse gas emissions (according to the United Nations Food and Agriculture Organization) and so we aim to source, manufacture, and sell our food to consumers in a responsible way and support the wider transformation that is needed to reduce pressure on resources and deliver a more resilient and inclusive food system. This is essential for the long-term success of our business, and we are always asking “how can we keep improving” as we work towards a future where food is produced with greater respect for the health of people and our planet.
Our portfolio is centered around great tasting and affordable fish, chicken, vegetable, and plant-based products with the majority of our products qualify as a healthier meal choice – well above the industry average. Freezing is a natural way of preserving food that locks in nutrients and helps to reduce food waste and we are proud of the role that we are playing to make healthier, more sustainable food available to everyone.

Our sustainability strategy is embedded into our business planning processes and is informed by perspectives from internal and external stakeholders, including our Sustainability Advisory Board, customers, suppliers, peer benchmarking and the Nomad Foods Sustainability Risk Heat Map (see also Risk Factors – Failure to adequately address current and emerging sustainability risks, including environmental, social and governance (“ESG”) matters, could have a material adverse effect on our business, financial condition and results of operations).
We have set clear time-bound targets, aligned with the UN’s Sustainable Development Goals and focused on areas that have the largest impact on our business, employees and the communities that we serve, and where we believe we can make a meaningful contribution to wider efforts to tackle the climate crisis; working, of course, with our suppliers and other key stakeholders, some of whom we have worked with for decades.
We are proud of how our teams are working together to drive progress. We are also excited to be included in the Dow Jones Sustainability Europe Index, a recognized global sustainability benchmark, as the third highest ranking company in Europe within the food product industry group with a maximum score of 100% in Health and Nutrition for the fifth consecutive year. (2023, 2022, 2021, 2020, 2019).
A summary of key activity under each pillar of our sustainability strategy is outlined below with further information available within our annual Sustainability Impact Report and Modern Slavery Act statement.

    1. Better Sourcing
•We have a diverse supply chain that spans from fisheries to farming and sustainability is at the heart of our approach to sourcing, from ensuring sustainable fishing and responsible aquaculture along our value chain, to sourcing high risk crops in a sustainable way and improving the welfare of animals throughout the supply chain. As a major purchaser of fish, seafood and vegetables across Europe and beyond, we can help to drive change in how food is produced and, together with our suppliers and partners, make a meaningful contribution to global efforts to tackle the climate crisis.
•We prioritize fish and seafood sourced from Marine Stewardship Council (MSC) and Aquaculture Stewardship Council (ASC) certified suppliers to ensure it meets strict requirements related to stock management, impact on eco-habitats, bycatch and a range of other risk areas.
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
2. Better Nutrition
•Globally and across Europe, obesity levels are rising and populations are consuming inadequate intakes of vegetables, fruits, fiber, essential fatty acids and certain micronutrients. This comes with an enormous health, well-being and financial toll for individuals and societies. The world needs a transformed food system: one that supports sustainable, nutritionally balanced diets for all.
•As a company, we are committed to meeting increasing consumer demand for affordable nutritious food. We want to grow the proportion of our food that comes from healthy meal choices and nutritionally improved products.
•Our Nutrition Manifesto sets out our eight key commitments to empower positive choices and we continuously work to improve our product portfolio using an externally verified Nutrient

Profiling Tool, with the majority of our products (based on net sales) already qualifying as a healthy meal choice (HMC) – well above the food industry average. We launched a new Future of Nutrition strategy in January 2022, to reflect the evolving nature of the Nomad Foods product portfolio. This now includes Occasional Foods such as pizza and ice cream, alongside our core Everyday Foods products such as vegetables, fish, plant-based foods and chicken. We use on-pack nutritional labelling across all of our markets and in addition to improving our own product offering we participate in a number of external partnerships that seek to influence a shift towards healthier, more sustainable diets.
•Our "Clean Labelling Policy", which has been in place since 2003, outlines our approach to ingredient selection to ensure that all new products are free from flavor enhancers, artificial flavors and artificial colorants. Our approach to ingredient selection ensures we meet consumer demand for more familiar ingredients.
3. Better Operations
•According to the United Nation’s Food and Agriculture Organization (FAO) the food system contributes a third of global greenhouse gas emissions and is vulnerable to the impacts of climate change. Consequently, as a large food company, we have a critical role in playing our part to reduce greenhouse gas emissions across our value chain.
•Our significant investment in the development and promotion of meat alternatives which can play a role in the shift towards plant-based diets also forms part of these broader efforts.  We also believe that frozen food more broadly, has an important role to play in helping consumers reduce their carbon footprint.
•Our Safety Health and Environment Policy sets out our commitment to measure, manage and mitigate our environmental impact and in 2021 our emissions reduction targets were approved by the Science Based Targets Initiative (SBTi) enabling us to join the UN's Race to Zero and support suppliers to develop their own science-based targets. This comes on the back of several years of significant emission reductions. In addition to setting clear targets for our own business which will see us almost halve emissions per ton of product, we want to ensure that the top 75% of our suppliers by emissions also develop own science-based targets by 2025.
•To assess progress against our targets we measure our corporate carbon footprint annually by calculating total Scope 1,2, and 3 emissions. Our footprint covers our own operations, all owned and third-party warehousing and inbound and outbound logistics of finished goods.
•In 2020 we joined the global fight against food waste initiative 10x20x30, which unites the world’s largest food retailers and providers to reduce food waste. For our legacy business (that which excludes the acquisition of Findus Switzerland and the Adriatic business) we have reduced edible food waste by a third since 2015.
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
•Our people are our greatest asset and we continue to drive a safety first mindset across our business. In 2023 we expanded our Safety First, Everyone, Everyday (SFEE) program to our Adriatic business operations (Manufacturing, Logistics and Distribution). The program resulted in a significant decrease in accidents in the region. We continue to focus on building strong fundamentals through our Nomad Safety Management System. Alongside our SFEE program we have developed a risk reduction program. In 2023 we will have completed safety audits of all of our manufacturing facilities with priority risk reduction through targeted actions and investment.

•Our mission is to inspire, empower and equip our teams to be successful, so that everyone can learn, develop and grow and have rewarding work experiences. This includes helping our employees to nurture their health and well-being and measuring how we are doing as part of our "Our Voice" employee survey.
Information Technology
Our IT systems are critical to operating and growing our business, in particular to our general operations, logistics and commercial functions, as well as enabling work from hybrid locations. We have two SAP tool kits, one supporting our Adriatic business and one supporting all other markets. These underpin the processes that support all of our operations and management reporting across countries, with new tools being introduced to support Sales planning, Customer Relationship Management and Net Revenue Management activities.
The IT architecture is designed as a consolidation platform enabling integration of future acquisitions, whereby we can extend our current architecture to acquisitions to standardize, simplify and automate processes where and when it makes sense to do so.
We believe that the role of data and analytics will continue to increase in importance in decision-making, and we therefore intend to continue to enhance our capability to use such data and analytics in our decision-making process. Our cyber security capability has increased with multiple tools and protection being implemented as well as training across the Company.
The Company is undertaking a business transformation program underpinned by an upgrade to the latest SAP S4/HANA Enterprise Resource Planning (ERP) platform. The program aims to modernize the end-to-end technology estate to support current and future complex and evolving business needs. Among the many changes, the program will move the operating model for our existing business to a cloud-hosted solution, which better deploys new services to the business and end users, including application management, supporting a diverse workforce across multiple locations and languages, as well as deploying artificial intelligence assisted tools. Additionally, we utilize an outsourced service provider, maintaining best in class IT cost alongside improved capability to scale in line with business developments. This will continue throughout 2024 and 2025.
Details of the Company's approach to Cybersecurity can be found in Item 16K Cybersecurity.
Intellectual Property
Intellectual Property remains a core focus for the business. In 2021, we saw our trademark portfolio expand dramatically with the acquisition of the Fortenova business, and we now have over 1800 trademarks across all our markets around the world. On the patent side, the dedicated drive to protect the business' innovations and new technology continues, particularly in the area of plant-based food products, packaging and food coatings - the business now has 20 pending or registered patents in place across the UK and Europe and there is an increased focus on the protection of the business' trade secrets.
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
Food Safety Regulation
As a manufacturer of foods intended for human consumption, we are subject to extensive legislation and regulation both from the European Union, the EU Member States and European free trade association (EFTA) members, UK adopted legislation and other European countries in which we operate. For the European Union, the European Commission, Directorate-General for Health and Food Safety is responsible for EU policy on food safety and health and for monitoring the implementation of related laws. The European Food Safety Authority advises the European Commission, the European Parliament and the EU Member States on food safety matters. EU Member States must ensure adequate enforcement, control and supervision of principles set forth in numerous EU Directives and Regulations and may be allowed to maintain or establish more stringent measures in their own legislation. Other European countries may follow the EU Directives and Regulations as is the case currently in the UK through the adopted legislation process following Brexit, but it may be that there are additional regulations to comply with on a country by country basis. We expect the UK to start generating its own regulatory matters as time progresses and as a UK based entity, we will be duty bound to follow these. These regulations govern the composition, manufacture, storage, handling, packaging, labeling, marketing and safety of our products. These regulations generally impose on food business operators an obligation to ensure that the operations under their control satisfy the relevant food law requirements and impose a mandatory traceability requirement along the food chain. The tracing information must be kept for a period of five years and upon request, must be made available to the relevant authorities.
In addition, we are subject to specific food hygiene legislation that establishes rules and procedures governing the hygiene of food products. This legislation sets forth specific rules governing the proper hygiene for food products of animal origin and sets forth microbiological criteria for food products. In addition, there are a number of other specific EU, adopted UK and local country requirements relating to specific matters such as contaminants, packaging materials and additives. The Brexit Trade Agreement has resulted in substantial delays at Border Control Points for all food businesses due to the new level of documentation and checking which accompany food shipments across the UK to EU. Nomad products are frozen and maintained at a temperature below 18 degrees therefore there are no issues with food hygiene due to any delays or blockages which we may experience. In October 2023, the UK and EU introduced the Windsor Framework which also layers on further restrictions in trade due to the requirement to label primary packaging with a “not for EU” label. This restricts which goods can move from the UK to the EU and will require us to run smaller volume production runs to continue supply into Europe.
We are also subject to a broad range of European directives and regulations and local country requirements regarding the manufacture and sale of frozen foods for human consumption. These directives and regulations define technical standards of production, transport and storage of frozen foods intended for human consumption and require us to assure internal quality control at each stage of the “cold chain” and to implement any standards, as established by public authorities. These directives and regulations have in all areas of food safety been translated into UK statutory instruments as written, the predicted review of this legislation in the UK has been halted and all existing EU legislation will be passed into law with no further changes at this time.
Listed below are the various internal due diligence procedures we have established to ensure continuous compliance with all relevant regulatory and food safety standards:
•Implementing food hygiene principles across all production sites in accordance with food hygiene regulations;

•Annual external auditing of our production sites conducted by independent compliance companies applying the British Retail Consortium Global Standard for Food Safety Issue 9, its European equivalent, the International Food Standard or the Global Food Safety Initiative. Currently 93% of our suppliers are also certified to one or more of these food safety management systems and it is our long-term objective to achieve 100% certification;
•Maintaining a risk-based microbiological and contaminant screening program for due diligence; and
•Holding monthly regulatory updates to assess emerging risk areas, update policies and review outstanding issues as part of the quality forum meeting which is attended by functional heads.
Tariffs and Trade
We are subject to specific trade requirements regarding products of animal origin, including fish and poultry, two of our main ingredients in our products. The UK government has indicated that it will implement a Border Target Operating Model, that will be progressively introduced from January 2024, for which key components remain in a period of consultation. This may affect trade movements going forward.
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

Environmental Law
The European Commission, Directorate-General for the Environment is responsible for EU policy on the environment and for monitoring the implementation of related laws. The European Union has issued numerous directives relating to environmental protection, including those aimed at improving the quality of water, addressing air and noise pollution, assuring the safety of chemicals and setting standards for waste disposal and clean-up of contamination. European directives are given effect by specific regulations in Member States and applicable regulations have been implemented in each of the countries in which we conduct our manufacturing activities. In addition, there may also be further regulations implemented at a country level in other countries in which we operate. Accordingly, our facilities must obtain permits for certain operations and must comply with requirements relating to, among others, water supply and use, water discharges and air emissions, solid and hazardous waste storage, management and disposal of waste, clean-up of contamination and noise pollution. For all of our facilities we track compliance against permit and license conditions. Any environmental legal action is escalated through the Risk Committee.
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
In addition, under some environmental laws and regulations, we could be responsible for contamination we may have caused and investigating or remediating contamination at properties we own or occupy, even if the contamination was caused by a prior owner or other third party or was not due to our fault, and even if the activity which resulted in the contamination was legal at the time it occurred. We track all losses to the environment that may result in an onsite or offsite impact. Depending on severity of the incident the event may be escalated to the Risk Committee. In 2023 there were no loss events resulting in contamination of the environment.
Occupational Health and Safety
The safety and health of our employees is the number one priority for the business. In 2023 we expanded our "safety first everyone, everyday" program to our Adriatic business as part of our journey to embed the culture of safety first across our business. The program has resulted in a significant reduction in accidents within the region. We continue to make progress in reducing the number of accidents across the business and have reduced total accident numbers against our 2022 performance.
We continue to develop our Group Safety Management system and are working towards certification to International Standards ISO45001 and ISO18001 at all our Manufacturing Facilities. We are continuing to build a centralized Nomad Safety Management System to ISO45001 standards.
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
In 2023, we focused on deploying our "5 Nomad Life Saving Principles" across all of our manufacturing sites. We have implemented policies, procedures and control measures for the most significant risks in our business including; electrical safety, confined space entry, working at height, workplace transport and "Lock Out Tag Out".
At the start of 2023, we introduced a Safety, Health and Environment internal audit program applicable to all of our manufacturing locations. By the end of the year, 72% of our facilities had been assessed against a set of baseline criteria. Audit actions are tracked to closure to ensure we are addressing risks and improvement opportunities.

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
Insurance
We have a comprehensive Global Insurance Program covering all territories that the organization operates within and undertake regular risk reviews. We continually assess business risks as part of the review to ensure we maintain an effective insurance program covering risk exposures.
The Global Insurance Program encompasses coverages such as directors and officers, property damage and business interruption, public liability, product liability, employer's liability, personal accident and travel, advertising and motor.

Human Capital management

1.Leadership Development and Talent Management.
Recruiting, developing and engaging our workforce is critical to executing our strategy and achieving business success. The board oversees and is updated on the company’s leadership development and talent management strategies designed to recruit, attract, develop and retain business leaders who can drive financial and strategic growth objectives and build long-term shareholder value. The board has also reviewed succession plans for the Chief Executive Officer, Executive team and direct reports.
2. Culture and Employee Engagement.
The board is keenly interested in ensuring that the company maintains and promotes a culture that fosters the values, behavior and attributes necessary to advance the company’s business strategy and purpose and encourage employee engagement and commitment. We regularly seek colleagues views and feedback on how successfully we are doing this through our employee survey and through the quarterly all colleagues' engagement sessions with the Executive team.
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
5. Measuring our Human Capital Performance
We welcome the increasing focus on measurement of Human Capital Practice through Indexes such as the Dow Jones Sustainability Index and will address the increasing disclosure requirements through our ongoing efforts in sustainability, including data collection and systems.

C.    Organizational Structure
We (Nomad Foods Limited) are a holding company with 51 subsidiaries, all of which are wholly-owned by us. The following table provides a list of all of our significant subsidiaries and their country of incorporation.

Name	Activity	Country of incorporation	Ownership as of December 31, 2023
Nomad Foods Europe Holdings Limited	Holding	England	100%
Nomad Foods Europe Holdco Limited	Holding	England	100%
Nomad Foods Europe Finco Limited	Holding	England	100%
Nomad Foods Europe Midco Limited	Holding/Finance	England	100%
Nomad Foods Bondco Plc	Finance	England	100%
Nomad Foods Lux S.à.r.l.	Finance	Luxembourg	100%
Nomad Foods Europe Limited	Management	England	100%
Birds Eye Limited	Trading	England	100%
Nomad Foods Europe Finance Limited	Finance	England	100%
Birds Eye Ireland Limited	Trading	Republic of Ireland	100%
Iglo Holding GmbH	Holding	Germany	100%
Iglo Nederland B.V.	Trading	Netherlands	100%
Iglo Belgium S.A.	Trading	Belgium	100%
Iglo Portugal	Trading	Portugal	100%
Iglo Austria Holdings GmbH	Holding	Austria	100%
C.S.I. Compagnia Surgelati Italiana S.R.L.	Trading	Italy	100%
Findus Sverige Holdings AB	Holding	Sweden	100%
Iglo GmbH	Trading	Germany	100%
Frozen Fish International GmbH	Trading	Germany	100%
Liberator Germany Newco GmbH	Property	Germany	100%
Iglo Austria GmbH	Trading	Austria	100%
Findus Sverige AB	Trading	Sweden	100%
Frionor Sverige AB	Holding	Sweden	100%
Findus Holdings France SAS	Holding	France	100%
Findus France SAS	Trading	France	100%
Findus Espana SLU	Trading	Spain	100%
Findus Danmark A/S	Trading	Denmark	100%
Findus Finland Oy	Trading	Finland	100%
Findus Norge AS	Trading	Norway	100%
Findus Norge Holding AS	Holding	Norway	100%
Toppfrys AB	Trading	Sweden	100%
Findus Switzerland AG	Trading	Switzerland	100%
LEDO plus d.o.o.	Trading	Croatia	100%
INDUSTRIJA SMRZNUTE HRANE FRIKOM DOO BEOGRAD	Trading	Serbia	100%
LEDO d.o.o. Čitluk	Trading	Bosnia & Herzegovina	100%
IRIDA d.o.o.	Trading	Croatia	100%
LEDO Jégkrém és Fagyasztott Élelmiszer Gyártó és Forgalmazó Korlátolt Felelősségű Társaság	Trading	Hungary	100%
Ledo d.o.o. (LEDO, podjetje za trgovino s sladoledom, zmrznjeno hrano in storitve, d.o.o.)	Trading	Slovenia	100%

Ledo d.o.o. Podgorica (Društvo Za Proizvodnju, promet roba i usluga “Ledo” d.o.o. Podgorica)	Trading	Montenegro	100%
Ledo Sh.p.k.	Trading	Kosovo	100%
FRIKOM BEOGRAD DOOEL Cucer Sandevo	Trading	North Macedonia	100%

D.    Property, Plant and Equipment
The following table sets forth information on the main manufacturing sites used by us in our business:

Facility	Products	Production (ktons)	Utilization %	Freehold/ Leasehold	Footprint
Belgrade, Serbia	Ice cream, Pastry Products, Vegetables, Fruits	28	46%	Freehold	Site: 116,500 m2 Buildings: 8,100 m2
Boulogne, France	Fish Products	16	84%	Leasehold	Buildings: 11,000 m2
Bralanda, Sweden	Vegetables	9	38%	Freehold	Site: 80,000m2 Buildings: 22,000m2
Bremerhaven, Germany	Fish Products	90	90%	Leasehold	Site: 90,000 m2 Buildings: 30,000 m2
Cisterna, Italy	Vegetables, Free Flow Meals, Fish Fingers, Sofficini	59	57%	Freehold	Site: 269,560 m2 Buildings: 69,198 m2
Daruvar, Croatia	Fish Products	2	21%	Freehold	Site: 30,223 m2 Buildings: 2,589 m2
Hull, UK	Yorkshire Puddings, Accompaniments & Desserts	20	63%	Freehold	Site: 39,000 m2 Buildings: 15,000 m2
Larvik, Norway	Vegetables, Free Flow Meals, Ready Meals	6	73%	Freehold	Site: 57,968 m2 Buildings: 7,246 m2
Loftahammar, Sweden	Bakery Products	2	41%	Freehold	Buildings: 5,300 m2 Site: 21,000 m2
Longford, ROI	Frozen Pizza Products	16	88%	Freehold	Buildings: 6,200 m2
Lowestoft, UK	Vegetables, Fish Products, Poultry, Potato, Beef Burgers	109	78%	Mixed	Buildings: 45,000 m2 Site: 99,000 m2
Naas, ROI	Frozen Pizza Products	38	88%	Freehold	Buildings: 5,930 m2 Site: 35,288 m2
Reken, Germany	Vegetables, Free Flow Meals, Ready Meals, Special Foods	80	64%	Freehold	Buildings: 43,000 m2 Site: 118,000 m2
Rorschach, Switzerland	Pancakes, Ready Meals	3	56%	Freehold	Buildings: 8,500 m2 Site: 11,000 m2
Sesvete, Croatia	Fruits, Vegetables	6	40%	Leasehold	Site: 4,540 m2 Buildings: 2,208 m2
Tonsberg, Norway	French Fries, Vegetables, Free Flow Meals	24	62%	Leasehold	Buildings: 30,000 m2 Site: 58,000 m2
Valladolid, Spain	Vegetables, Free Flow Meals, Ready Meals, Pastry Products, Pizza	14	44%	Freehold	Buildings: 50,000 m2 Site: 80,000 m2
Zagreb, Croatia	Ice cream, Pastry Products	19	35%	Freehold	Site: 23,129 m2 Buildings: 9,739 m2

For more information on property, plant and equipment see Note 12 “Property, plant and equipment”. We lease our principal executive offices located at No. 1 New Square, Bedfont Lakes Business Park, Feltham, Middlesex, TW14 8HA, which is 36,549 square feet in size.
Item 4A.    Unresolved Staff Comments
None.

Item 5.     Operating and Financial Review and Prospects
The following is a discussion of the financial condition and results of operations for the years ended December 31, 2023 and 2022. Discussion regarding our financial condition and results of operations for the year ended December 31, 2022 as compared to the year ended December 31, 2021 is included in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on February 23, 2023 (the "2022 Form 20-F").
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
Overview
Nomad operates in the European frozen food market, selling its products primarily to large grocery retailers either directly or through distribution arrangements primarily in the UK, Italy, Germany, France, Serbia and Austria.
These countries represent our top six markets and collectively represented approximately 75% of the total European Savory frozen food markets (in terms of retail sales value) and generated 69% of our revenue in 2023. We also sell our products across western & southern Europe, as well as Ireland and the Nordics. Since the Fortenova Acquisition in 2021, this has extended the reach to south-eastern Europe. The brands under which we sell our products are “Birds Eye”, "Aunt Bessie's" and "Goodfella's" in the UK and Ireland, “Findus” in Italy, France, Spain, Sweden, Switzerland and Norway, “iglo” in Germany and other continental markets, "Ledo" in south-eastern Europe and "Frikom" in Serbia and North Macedonia.
We currently operate eighteen manufacturing plants, three in Croatia, two in Germany, two in Sweden, two in Norway, two in Ireland, two in the UK and one each in Spain, Italy, France, Serbia and Switzerland.
Management discussion on current macroeconomic issues
Since the start of 2022 we have seen huge volatility in our macro environment driven by the war in Ukraine and further Covid restrictions impacting our supply chain (e.g. China). This has resulted in the need to focus on our two most urgent challenges: significantly higher raw material prices and risks to our fish supply.
For our consumers, the Ukraine and Russia conflict and supply chain restrictions have driven a cost of living crisis as well as an anticipated recession, and we have therefore made a number of interventions to our plans to ensure we remain on track to deliver our medium-term commitments.
Throughout 2022, we experienced higher than anticipated input cost inflation, including higher transportation and supply chain costs which we have attempted to mitigate through pricing increases. Inflation has continued to persist throughout 2023. Our clear priorities in 2023 have been pricing for inflation and securing the future of fish, as we believe these have, and will continue to have, the biggest commercial impact on our short term and long-term success. We believe these agile commercial interventions, coupled with media investment, commercializing sustainability and accelerating our presence in discounters, will allow us to retain our existing consumer base and attract new consumers to the category and our brands. We believe these strong fundamentals will set us up for long-term sustained growth.

Financings and Acquisitions
Financings
On August 5, 2021, the Company announced a share repurchase program to purchase up to an aggregate of $500.0 million of the Company’s ordinary shares to be executed. Acquisitions pursuant to the stock repurchase program may be made from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions, at the Company's discretion, as permitted by securities law and other legal requirements. Pursuant to the program, as at December 31, 2021, the Company repurchased and cancelled 3,090,082 ordinary shares at an average price of $24.50, for aggregate gross costs of $75.8 million (€67.1 million). Directly attributed transaction costs of €0.1 million were incurred. During 2022, the Company repurchased and cancelled a further 1,160,547 ordinary shares in open market transactions at an average price of $26.23 for aggregate gross costs of $30.5 million (€26.8 million) under this authorization. During 2023, a further 11,314,705 ordinary shares were repurchased and canceled in open market transactions at an average price of $16.33 for aggregate gross costs of $185.0 million (€170.9 million) under this authorization. Directly attributable costs of €0.2 million were incurred.
On November 10, 2022, the Company announced that it closed on the issuance of both a $700.0 million (€700.6 million) term loan bearing interest at a rate per annum equal to SOFR plus 3.75% and a €130.0 million term loan bearing interest at a rate per annum equal to EURIBOR plus 3.5%, both due November 10, 2029. The net proceeds from these loans were used to repay the Company's existing Senior Secured U.S. Dollar term loan due in 2024 in full, and for transaction expenses and general corporate purposes.
On September 22, 2023, the Company closed on the repricing of its USD denominated Term Loan B of USD 700 million principal due 2029. Following the closing, the margin on the Term Loan has been reduced by 0.75% to SOFR plus 3.0%.
On November 6, 2023, the Company's Board of Directors authorized a new share repurchase program to purchase up to an aggregate of $500.0 million of the Company’s ordinary shares. Acquisitions pursuant to the share repurchase program may be made from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions, at the Company's discretion, as permitted by securities laws and other legal requirements. This new program replaces the previous authorization which was established in August 2021 and finished at the end of 2023. The new program will expire at the end of 2026.
Acquisitions
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
The statement of income data for the Fiscal 2023 Period, Fiscal 2022 Period and Fiscal 2021 Period and the balance sheet data as of December 31, 2023 and 2022 have been derived from our audited consolidated financial statements included elsewhere in this annual report.

	Year ended Dec 31 2023	Year ended Dec 31 2022	Year ended Dec 31 2021	Year ended Dec 31 2020	Year ended Dec 31 2019
	€m	€m	€m	€m	€m
Statement of Income data:
Revenue	3,044.5	2,939.7	2,606.6	2,515.9	2,324.3
Cost of sales	(2,185.8)	(2,124.4)	(1,862.3)	(1,753.4)	(1,626.4)
Gross profit	858.7	815.3	744.3	762.5	697.9
Other operating expenses	(445.8)	(391.2)	(356.3)	(382.7)	(359.9)
Exceptional items	(72.5)	(48.7)	(45.3)	(20.6)	(54.5)
Operating profit	340.4	375.4	342.7	359.2	283.5
Net finance costs	(86.8)	(54.4)	(106.0)	(63.7)	(73.2)
Profit before tax	253.6	321.0	236.7	295.5	210.3
Taxation	(60.9)	(71.2)	(55.7)	(70.4)	(56.7)
Profit for the period	192.7	249.8	181.0	225.1	153.6
Basic weighted number of shares	170,573,002	174,279,621	178,070,770	194,019,070	192,004,803
Diluted weighted number of shares	171,203,914	174,279,621	178,070,770	197,894,106	198,425,877
Basic earnings per share	1.13	1.43	1.02	1.16	0.80
Diluted earnings per share	1.13	1.43	1.02	1.14	0.78
Balance Sheet data:
Total assets	6,416.7	6,326.1	6,170.8	5,580.6	5,904.5
Total equity	2,591.9	2,606.2	2,299.0	2,126.1	2,556.7
Share capital	—	—	—	—	—

Overview of Results

	Year ended December 31, 2023	Year ended December 31, 2022
	€m	€m
Statement of Income data:
Revenue	3,044.5	2,939.7
Cost of sales	(2,185.8)	(2,124.4)
Gross profit	858.7	815.3
Other operating expenses	(445.8)	(391.2)
Exceptional items	(72.5)	(48.7)
Operating profit	340.4	375.4
Finance income	22.8	12.1
Finance costs	(109.6)	(66.5)
Net finance costs	(86.8)	(54.4)
Profit before tax	253.6	321.0
Taxation	(60.9)	(71.2)
Profit for the year	192.7	249.8
The table below presents certain additional key performance indicators:

	Year ended December 31, 2023	Year ended December 31, 2022
(€ in millions, except percentages)	€m	€m
Gross Margin(1)	28.2%	27.7%
Adjusted EBITDA(2)	535.0	524.4
Adjusted EBITDA Margin(3)	17.6%	17.8%

(1)Gross Margin. Represents Gross Profit as a percentage of revenue for the relevant period. You should exercise caution in comparing our Gross Profit and Gross Margin with similarly titled measures of other companies, as the definition may not be comparable.
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

The following table reconciles revenue to Gross Profit and Gross Margin for the periods presented:

	Year ended December 31, 2023	Year ended December 31, 2022
	€m	€m
Revenue	3,044.5	2,939.7
Cost of sales	(2,185.8)	(2,124.4)
Gross Profit	858.7	815.3
Gross Margin	28.2%	27.7%
The following table reconciles profit for the year to Adjusted EBITDA for the relevant period as follows:

	Year ended December 31, 2023	Year ended December 31, 2022
	€m	€m
Profit for the year	192.7	249.8
Taxation	60.9	71.2
Net financing costs	86.8	54.4
Depreciation and amortization	95.0	88.6
Exceptional items (1)	72.5	48.7
Other add-backs (2)	27.1	11.7
Adjusted EBITDA	535.0	524.4

(1)Elimination of exceptional items which management believes do not have a continuing impact. Details of what has been identified as exceptional is included in the Results of Operations for each reporting period as set out in this item and in Item 5 of the 2022 Form 20-F.
(2)Represents the elimination of share-based payment charges and related employer payroll expense of €26.1 million (2022: €8.6 million) and elimination of non-operating M&A related costs of €1.0 million (2022: €3.1 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
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
A significant portion of our operations have functional currencies other than Euro (including Pound Sterling, Norwegian Krone, Swedish Krona, Serbian Dinar and Swiss Franc amongst others). In preparing our financial statements, translations in currencies other than our functional currency are recognized at the rates of exchange prevailing at the dates of transaction. Accordingly, our results for each of the periods presented below have been impacted by fluctuations in foreign exchange rates. Where material, the impact of translation of currency on results has been provided. For a discussion on strategies to mitigate the effect of these fluctuations see Note 32 "Financial risk management".

Results of Operations for the Year Ended December 31, 2023 and the Year Ended December 31, 2022

	Year ended December 31, 2023	Year ended December 31, 2022
Statement of Income data:	€m	€m
Revenue	3,044.5	2,939.7
Cost of sales	(2,185.8)	(2,124.4)
Gross profit	858.7	815.3
Other operating expenses	(445.8)	(391.2)
Exceptional items	(72.5)	(48.7)
Operating profit	340.4	375.4
Finance income	22.8	12.1
Finance costs	(109.6)	(66.5)
Net finance costs	(86.8)	(54.4)
Profit before tax	253.6	321.0
Taxation	(60.9)	(71.2)
Profit for the year	192.7	249.8

Revenue for the year ended December 31, 2023 was €3,044.5 million (year ended December 31, 2022: €2,939.7 million). The 3.6% revenue increase was driven by an organic revenue increase of 4.9%, a measure which excludes the impact of translational foreign exchange and acquisitions compared to the year ended December 31, 2022.
Gross profit, defined as revenue offset by cost of sales, increased €43.4 million to €858.7 million for the year ended December 31, 2023 from €815.3 million for the year ended December 31, 2022. The increase in gross profit was driven by the increase in revenue and gross margin. Gross Margin, defined as gross profit as a percentage of revenue, increased by 50 basis points to 28.2% from 27.7% in the year ended December 31, 2022 primarily due to:

•A 980 basis points increase from pricing, promotional investments and product mix
•A 930 basis points decrease due to cost of goods inflation.

Other operating expenses increased to €445.8 million for the year ended December 31, 2023 (year ended December 31, 2022: €391.2 million). The increase of €54.6 million was driven primarily by increased Advertising and Promotion linked to the organic sales growth, and by an increase in Indirect costs as a result of the Company's employee incentive program.
Exceptional items of €72.5 million were incurred in the year ended December 31, 2023 (year ended December 31, 2022: €48.7 million). Included in this charge are (i) expenses associated with a multi-year, enterprise-wide transformation and optimization program that began in 2020 of €68.4 million (year ended December 31, 2022: €37.0 million), (ii) expenses related to integrating the Fortenova Acquisition of €4.3 million (year ended December 31, 2022: €9.5 million), and (iii) expenses for an Information Technology Transformation Program of €0.6 million (year ended December 31, 2022: €4.4 million). In the year ended December 31, 2022, exceptional items also included: expenses related to the integration of the Findus Switzerland business of €8.2 million, a charge of €7.0 million from the release of indemnification assets, a charge related to impairment of customer relationships of €5.8 million, expenses of €3.5 million relating to a factory optimization program, which was initiated in 2018 and was completed in 2022, and expenses related to distribution network integration of €2.2 million.
Offsetting these charges are net income related to settlement of legacy matters of €0.8 million (year ended December 31, 2022: net income of €28.9 million). For the year ended December 31, 2022, the majority of the net income followed favorable rulings on a series of registration tax claims in relation to an acquisition in 2010, prior to the formation of the Company in 2014. As a result, the Company received a refund of payments made in 2013 and 2018 in addition to interest.

Net finance costs of €86.8 million in the year ended December 31, 2023 (year ended December 31, 2022: €54.4 million) include €91.1 million of interest payable on long term borrowings, lease liabilities and other cash pay interest expenses net of hedges (year ended December 31, 2022: €61.0 million), losses on derivatives designated as fair value through profit and loss of €1.0 million (year ended December 31, 2022: nil), €8.1 million of other interest and finance costs (year ended December 31, 2022: €2.8 million) and €6.4 million of amortization of capitalized debt discounts and borrowing costs (year ended December 31, 2022: €2.7 million). This is offset by a gain of €3.0 million resulting from the translation of foreign currency-denominated financial assets and liabilities into Euros (year ended December 31, 2022: €9.2 million), finance income of €5.8 million (year ended December 31, 2022: €0.6 million), net financing gains incurred in amending terms of debt of €16.7 million (year ended December 31, 2022: €2.3 million) and a reversal of impairment on short-term investments of €0.3 million (year ended December 31, 2022: nil).
There was a tax charge in the year ended December 31, 2023 of €60.9 million based on the underlying taxable profits. A taxation charge of €71.2 million was booked in the year ended December 31, 2022. This difference is principally caused by lower profits and movements in provisions for uncertain tax positions, partly offset by an increase in the rate of corporation tax in the United Kingdom.
As noted in Item 3D. Risk Factors, the future performance of the business is affected by a range of governmental economic, fiscal, monetary and political factors. In particular, the ongoing conflict between the Ukraine and Russia, which could have a material impact on the future results of the business.
B.    Liquidity and Capital Resources
Overview
We believe that cash flow from operating activities, available cash and cash equivalents and our access to our revolving credit facilities will be sufficient to fund our liquidity and other requirements for at least the next 12 months. At December 31, 2023, we had €584.3 million of total liquidity, comprising €412.9 million in cash and €184.6 million of available borrowings under our revolving credit facilities, offset by bank overdrafts of €13.2 million. We also continue to expect to be able to raise capital through equity and debt offerings to support the strategic aims of the Company when it is advisable to do so and market conditions allow. In addition, we may enter into working capital related facilities including receivables financing, reverse factoring and supply chain financing to support the requirements of the business. Our principal liquidity requirements are for working capital and general corporate purposes, including capital expenditures and debt service, as well as to identify and effect strategic acquisitions.
As a holding company, we depend on our receipt of cash dividends from our operating subsidiaries. For more information, see Item 3D: Key Information - Risk Factors - We are a holding company whose principal source of operating cash is the income received from our subsidiaries.
Restricted Cash
Nomad had cash and cash equivalents of €412.9 million at December 31, 2023, of which €0.2 million was restricted. This compares with cash and cash equivalents of €369.7 million at December 31, 2022 of which €0.3 million was restricted. Cash may be restricted for reasons including, but not limited to collateral as support for issuance of guarantees.
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

The following table summarizes net cash flows with respect to our operating, investing and financing activities for the periods indicated:

	Year ended December 31, 2023	Year ended December 31, 2022
	€m	€m
Net cash provided by operating activities	430.8	303.8
Net cash used in investing activities	(76.8)	(78.7)
Net cash used in financing activities	(321.5)	(108.1)
Net increase in cash and cash equivalents	32.5	117.0
Cash and cash equivalents at end of the period	399.7	366.8

Net Cash Provided by Operating Activities
Net cash provided by operating activities was €430.8 million for the year ended December 31, 2023, compared to €303.8 million for the year ended December 31, 2022. The €127.0 million increase was mainly due to movements in working capital. The net cash inflow from changes in working capital was €58.0 million in the year ended December 31, 2023, compared to a net cash outflow of €96.8 million in the year ended December 31, 2022. The contribution from movements in working capital was partly offset by cash receipts relating to exceptional items, which were nil in the year ended December 31, 2023, compared to €24.4 million in the year ended December 31, 2022.
Net Cash Used in Investing Activities
Net cash used in investing activities was €76.8 million for the year ended December 31, 2023, compared to €78.7 million for the year ended December 31, 2022. Payments for purchase of property, plant and equipment and intangibles were €82.4 million in the year ended December 31, 2023, compared to €79.1 million in the year ended December 31, 2022. Receipt of interest increased to €5.3 million in the year ended December 31, 2023.
Net Cash (Used in)/ Provided by Financing Activities
Net cash used in financing activities was €321.5 million for the year ended December 31, 2023, compared to €108.1 million for the year ended December 31, 2022. The net cash outflow in the year ended December 31, 2023 includes payment of interest €93.9 million, payment of lease liabilities €30.1 million, and payments of €170.9 million for the repurchase of ordinary shares. The net cash outflow in the year ended December 31, 2022 included payment of interest €54.2 million, payment of lease liabilities €26.5 million, and payments of €26.8 million for the repurchase of ordinary shares.

Capital Expenditures
Our capital expenditures as of December 31, 2023 consisted, and in 2024 we expect to consist of, primarily expenditures for factory capacity expansion and maintenance, cost savings projects, information systems, innovation, regulatory compliance and other items. Capital expenditure increased in 2023 due to the ongoing execution of its multi-year business transformation program which includes the ongoing implementation of new systems. Capital expenditure is expected to remain at heightened levels in 2024 as a result of this program.
Capital commitments as of December 31, 2023 are not considered to be significant and are presented within Note 35 “Capital commitments” to our consolidated financial statements in Item 18. The anticipated source of such funds for such capital expenditures are cash flow from operating activities, available cash and cash equivalents and our revolving credit facilities.
The following table sets forth our capital expenditures for the periods indicated, including as a percentage of revenue:

	Year ended December 31, 2023	Year ended December 31, 2022
	€m	€m
Capital expenditures	82.4	79.1
Capital expenditure as a % of revenue	2.7%	2.7%

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
Debt
Senior Facilities Agreement

We maintain a syndicated senior facilities agreement with certain finance parties and lenders, originally dated July 3, 2014, as subsequently amended and restated most recently on September 15, 2023 (the “Senior Facilities Agreement”). Morgan Stanley, London Branch, is currently both the facility agent and security agent.

The Senior Facilities Agreement governs our term loan facilities and our €175 million revolving credit facility.

Term Loan Facilities

U.S. Dollar Denominated Term Loan Facility

The U.S. Dollar (USD) denominated term loan facility as at December 31, 2023 consists of term loans in an aggregate principal amount of $693.0 million. The USD denominated term loans bear interest at a rate per annum equal to term SOFR (subject to a 0.5% floor) plus 3.0% per annum.

The USD denominated term loan facility is fully drawn and matures on November 10, 2029.

Euro Denominated Term Loan Facilities

The Euro (EUR) denominated term loan facilities as at December 31, 2023 consists of term loans in an aggregate principal amount of €683.2 million. Of this, €553.2 million bears interest at a rate per annum equal to EURIBOR (subject to a zero floor) plus 2.5% and matures on June 24, 2028. A further €130.0 million bears interest at a rate per annum of EURIBOR (subject to a zero floor) plus 3.5% and matures on November 10, 2029.

Revolving Credit Facilities

The Senior Facilities Agreement provides for an €175.0 million revolving credit facility, of which up to €50.0 million can be used for the issuance of letters of credit and other ancillary facilities. The revolving credit facility matures on June 24, 2026 and bears interest at a rate per annum equal to the underlying reference rate, plus the applicable margin of 2.25% per annum, payable at the end of each interest period. The Revolving Credit Facility also includes a margin ratchet linked to the future leverage of the Group and achievement of linked ESG target KPI's. In addition to the Revolving Credit Facility, the Company also has an aggregate of €12.3 million available through other revolving credit facilities. As of December 31, 2023, there was no cash drawn from the revolving facilities, with €2.7 million outstanding by way of issued letters of credit and bank guarantees.

Indebtedness at December 31, 2023

As of December 31, 2023, we had approximately €2,094.1 million (December 31, 2022: €2,140.2 million) of indebtedness outstanding under our term loan facilities and no amounts outstanding under our revolving credit facilities, other than €2.7 million (December 31, 2022: €1.8 million) in relation to stand-by letters of credit and bank guarantees.

Terms of the Senior Facilities Agreement

The Senior Facilities Agreement contains certain customary operating covenants (certain of which are not applicable depending on the ratio of Consolidated Total Net Debt to Consolidated EBITDA) and other customary provisions relating to events of default, including non-payment of principal, interest or fees, misrepresentations, breach of covenants, creditor process, cross default to other indebtedness of the borrowers and its subsidiaries. If, in respect of any Relevant Period, the aggregate amount of: (i) all Revolving Facility Loans; (ii) drawn Letters of Credit; and (iii) Ancillary Outstanding’s (but excluding Ancillary Outstanding’s by way of undrawn letters of credit and undrawn bank guarantees under the relevant Ancillary Facility) calculated as at the last day of each such Relevant Period, is equal to or exceeds 40% of the Total Revolving Facility Commitments as at such date, Debt Cover in respect of that Relevant Period shall not exceed 7.25:1. (Each of the foregoing terms is defined in the Senior Facilities Agreement). As of December 31, 2023, we were in compliance with all financial and other covenants contained in our Senior Facilities Agreement.

The USD denominated term loans include the requirement to repay 1% of original issued notional per annum from and including October 10, 2023. In addition to the mandatory 1% per annum amortization, the Senior Facilities Agreement also includes an excess cash flow calculation whereupon an amount of principal shall be repaid based upon terms including cash generated during the year and Company leverage. As of December 31, 2023, no excess cash is expected to be paid out in 2024 related to 2023.

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

As a result of decisions taken by national regulators, GBP LIBOR and certain U.S. Dollar LIBOR time periods have been phased out and replaced by an alternative reference index (SONIA and SOFR, respectively). This is reflected in the Company’s latest issuance of U.S. Dollar term loan and related cross currency interest rate swaps, which use SOFR as the benchmark. There are no current plans to phase out EURIBOR.

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

The Fixed Rate Senior Secured Notes are currently admitted to the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF Market. As of December 31, 2023, we had €800.0 million of Fixed Rate Senior Secured Notes outstanding.

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
For accounting purposes, as of December 31, 2023 (based on the assumptions used), the deficit for the net employee benefit obligations equaled €158.3 million (December 31, 2022: €132.1 million).
For the year ended December 31, 2023 pension costs related to defined benefit, defined contributions and long-term benefit plans equated to €22.1 million (2022: €22.4 million; 2021: €19.8 million). This includes all costs related to the pension schemes and other long-term benefits plans as well as associated interest costs.

For additional information, see Note 22 “Employee benefits” to our consolidated financial statements in Item 18.
A description of our principal accounting policies, critical accounting estimates and judgments is set out in Note 3 and Note 4 to our audited consolidated statements which appear elsewhere in this annual report.
Other cash commitments
We are contractually obliged to short and long term commitments regarding raw material expenditures as well as for purchases of finished or semi-finished products. Agreements with co-packers that require significant investment from the counterparty are generally negotiated to cover several years of our operational needs. Furthermore, a high proportion of Advertising and promotional expenditure is negotiated and committed to through annual contracts. We also have long term service contracts which we have committed to make but which are not yet payable. These include those for the provision of logistical operations as well as software and IT support which typically cover a number of years. All of these purchase commitments represent a modest proportion of our annual expenditure. As of December 31, 2023 these commitments total €441.4 million.
Furthermore, a number of our tangible fixed assets are leased under short and long term contracts for which a maturity profile is presented within Note 32 “Financial Risk Management” to our consolidated financial statements in Item 18.
C.    Research and development, patents and licenses, etc.
Growing our core through our Must Win Battle strategy is our focus across fish, vegetables and local product portfolio, e.g., chicken and pizza. Innovation is key to this and we have a strong pipeline of activities. Innovation is also a key driver of growth for our Green Cuisine business, which includes development of meat alternatives and fish species diversification. Our focus is to create competitive advantage through delivery of innovations that address consumer needs and are enabled by science and technology. To achieve this we have embedded innovation in our strategy and seek to ensure that technologies are fully protected to maintain differentiation.

We are committed to ensuring product superiority on all our Must Win battles by focusing on taste, health and sustainability. We invest in external benchmarking activities to track product performance and renovation programs are in place to ensure that our core continues to delight our consumers.

To support these activities, we operate a clear governance process with a “Central Monthly Operating Review Board” (“CMOR”) which is responsible for reviewing and approving innovations in our core Must Win Battles that span multiple markets. "Local Monthly Operating Reviews" ("LMOR") occur within each market and focus on the local portfolio. Our Research and Development team is organized around our Must Win Battles, both centrally and locally. This allows us to leverage our investment in research and development across our markets where scale can be achieved and move fast within individual markets to address local opportunities, thus maximizing our ability to deliver to consumer needs efficiently.
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
See Item 5 for a discussion of current macroeconomic issues facing the Company.
E.    Critical Accounting Estimates and Judgments
The consolidated financial statements of Nomad and its subsidiaries have been prepared in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board. Information relating to “Critical Accounting Estimates and Judgments” are described in Note 4 to the Financial Statements.

Item 6.    Directors, Senior Management and Employees
A.    Executive Officers and Directors
The following table lists each of our executive officers and directors and their respective ages and positions as of February 23, 2024.

Name	Director since	Age	Position
Sir Martin E. Franklin	April 4, 2014	59	Co-Chairman
Noam Gottesman	April 4, 2014	62	Co-Chairman
Ian G.H. Ashken	June 16, 2016	63	Director
Stéfan Descheemaeker	June 1, 2015	63	Chief Executive Officer and Director
James E. Lillie	May 28, 2015	62	Director
Stuart M. MacFarlane	May 8, 2019	56	Director
Victoria Parry	February 16, 2016	58	Director
Amit Pilowsky	May 9, 2022	48	Director
Melanie Stack	May 4, 2021	62	Director
Samy Zekhout	April 1, 2018	61	Chief Financial Officer and Director

Set forth below is a brief biography of each of our executive officers and directors.

Sir Martin Ellis Franklin, KGCN, our co-founder and co-Chairman is the founder and CEO of Mariposa Capital, LLC, a Miami-based family investment firm focused on long-term value creation across various industries, and Chairman and controlling shareholder of Royal Oak Enterprises, LLC. Sir Martin is also the Founder and Executive Chairman of Element Solutions Inc, co-Chairman of APi Group Corporation and a founder and director of Admiral Acquisition Limited. Sir Martin was the co-founder and Chairman of Jarden Corporation (“Jarden”) from 2001 until April 2016 when Jarden merged with Newell Brands Inc (“Newell”) serving also as its CEO from 2001 to 2011 and its Executive Chairman from 2011-2016 . Prior to founding Jarden in 2001, Sir Martin served as the Chairman and/or Chief Executive Officer of three public companies: Benson Eyecare Corporation, Lumen Technologies, Inc., and Bollé Inc. between 1992 and 2000.
Noam Gottesman, our co-founder and co-Chairman, is the Founder and Managing Partner of TOMS Capital LLC, which he founded in 2012. Mr. Gottesman also served until September 2023 as a non-executive director of Radius Global Infrastructure Inc. (previously known as Digital Landscape Group, Inc. and prior to that known as Landscape Acquisition Holdings Limited), a global aggregator of real property interests underlying wireless telecommunications cell sites. Mr. Gottesman was the co-founder of GLG Partners Inc. and its predecessor entities where he served in various chief executive capacities until January 2012. Mr. Gottesman served as GLG’s chief executive officer from September 2000 until September 2005, and then as its co-chief executive officer from September 2005 until January 2012. Mr. Gottesman was also chairman of the board of GLG following its merger with Freedom Acquisition Holdings Inc. and prior to its acquisition by Man Group plc. Mr. Gottesman co-founded GLG as a division of Lehman Brothers International (Europe) in 1995 where he was a Managing Director. Prior to 1995, Mr. Gottesman was an executive director of Goldman Sachs International, where he managed global equity portfolios in the private client group.
Ian G.H. Ashken serves as a director of APi Group Corporation (since 2019) and Element Solutions Inc. (since 2013). Previously, he was the co-founder of Jarden and served at various times as its Vice Chairman, President, Chief Financial Officer, Secretary and as a director from June 2001 until the consummation of Jarden’s business combination with Newell in April 2016. Prior to Jarden, Mr. Ashken served as the Vice Chairman and/or Chief Financial Officer of three public companies, Benson Eyecare Corporation, Lumen Technologies, Inc. and Bollé Inc. between 1992 and 2000. Mr. Ashken is also a director or trustee of a number of private companies and charitable institutions.

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
James E. Lillie has served as co-Chairman of APi Group Corporation since October 2019, and served as its director from October 2017. Previously, he served as Jarden’s Chief Executive Officer from June 2011 until the consummation of Jarden’s business combination with Newell in 2016. From 2003 to 2011 he served as Jarden’s Chief Operating Officer and President (from 2004). From 2000 to 2003, Mr. Lillie served as Executive Vice President of Operations at Moore Corporation, Limited. From 1999 to 2000, he served as Executive Vice President of Operations at Walter Industries, Inc., a Kohlberg, Kravis, Roberts & Company (KKR) portfolio company. From 1990 to 1999, Mr. Lillie held a succession of senior level management positions across a variety of disciplines including human resources, manufacturing, finance and operations at World Color, Inc., another KKR portfolio company. During the last five years, Mr. Lillie also previously served as a director of Tiffany & Co.

Stuart M. MacFarlane joined the Whitbread Beer Company in 1992, which was later acquired by Interbrew and, subsequently ABInBev. At ABInBev, Mr. MacFarlane held various senior roles, including in Finance, Marketing & Sales. He was appointed President of ABInBev UK & Ireland in 2008 and in 2012 became a member of the Executive Board of Management, serving as President of Central & Eastern Europe. Mr. MacFarlane most recently served as ABInBev’s President of a combined Europe & Middle East from 2014 to May 2019. He is a Board Director and Chair of the Audit Committee at JDE Peets’. Mr. MacFarlane has a degree in Business Studies from Sheffield University in the UK and is also a qualified Chartered Management Accountant.

Victoria Parry was Global Head of Product Legal for Man Group plc until April 2013 and now acts as an independent non-executive director in the financial services sector. Mrs. Parry is an independent non-executive director to funds affiliated with Guardian Capital Group Limited, Pacific Capital UCITS Fund plc, Dimensional Holdings, Inc, and LSV Funds Plc. Prior to the merger of Man Group plc with GLG Partners, Inc. in 2010, she was Senior Legal Counsel for GLG Partners LP. Mrs. Parry joined Lehman Brothers International (Europe) in April 1996 where she was Legal Counsel with responsibility for inter alia the activities of the GLG Partners division and left Lehman Brothers in September 2000 upon the establishment of GLG Partners LP. Prior to joining Lehman Brothers in 1996 Mrs. Parry practiced as a solicitor with a leading London based firm of solicitors. Mrs. Parry graduated from University College Cardiff, with a LLB (Hons) in 1986. Mrs. Parry is a non-practicing solicitor and a member of the Law Society of England and Wales. From July 2019 to April 2022, Mrs. Parry previously served as a non-executive director to funds affiliated with Fiera Capital Corporation. Mrs. Parry is a director of a number of other private companies.

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

Melanie Stack has served on the board of directors of Admiral Acquisition Ltd since May 2023, and served as Board Chair of MPowder, a provider of nutritional supplements for women since February 2023. Ms. Stack served as President and Chief Executive Officer of Ideal Protein, a medically-based weight-loss company, between November 2018 and December 2021. Prior to joining Ideal Protein, Ms. Stack served as President EMEA of Newell Home Fragrance Division (formerly Jarden) from May 2014 to September 2018 and also as a Non-Executive Director of Bromley Healthcare, a leading provider of community health services in the United Kingdom, from November 2012 to May 2014. She both led the UK and then international businesses as President International of Weight Watchers International, a leading provider of weight management services, from December 2003 to May 2013 prior to which she ran the UK-based toy, game and trading card operations for Hasbro, Inc. from January 2002 to November 2003 and served as the Vice President for WeightWatchers.com from November 2000 to January 2002. Prior to joining WeightWatchers.com, Ms. Stack was Managing Director, Hedstrom, U.K. from August 1998 to October 2000, and from July 1989 to July 1998 she held various marketing positions at Mattel UK Ltd., including Group Marketing Director. Ms. Stack is a business graduate of Manchester Metropolitan University.

Samy Zekhout has served as Chief Financial Officer of Nomad since April 1, 2018. Prior to joining the Company, Mr. Zekhout served as CFO and Vice President of Global Grooming at Procter & Gamble since 2007. Preceding this, Mr. Zekhout has also held various finance leadership roles at Procter & Gamble throughout the course of his more than 30-year career there, including General Manager and Vice President of the Art of Shaving business. In February 2021, Mr. Zekhout became a board member of Algama, a French food-tech start-up and an advisory board member for Blake Mill, a fashion design start-up in September 2023. Mr. Zekhout is passionate about diving and sealife. He has been a PADI scuba diving instructor since 2014.
B.    Compensation of Executive Officers and Directors
This section sets forth for the year ended December 31, 2023: (i) the aggregate compensation and benefits provided to our executive officers, (ii) a brief description of the bonus programs in which our executive officers participated, and (iii) the total amounts set aside for pension, retirement and similar benefits for our executive officers. This section also describes the Nomad Foods Amended and Restated Long Term 2015 Incentive Plan (“LTIP”) including a summary of the material terms of the LTIP, a description of current executive employment agreements and equity awards granted thereunder, and a description of our director compensation program.
Executive Compensation
Executive Officer Compensation and Benefits for the year ended December 31, 2023
For the year ended December 31, 2023, Nomad’s executive officers received total compensation, including base salary, cash and equity bonus, and certain perquisites, equal to €15.1 million in the aggregate.
Pension, Retirement and Similar Benefits
Our executive officers who participate in our money purchase pension plans do so on generally the same terms as our other employees. The aggregate amount of the employer contributions to this plan for our executive officers during the year ended December 31, 2023 was less than €0.1 million.
Employment Agreements
Chief Executive Officer. Stéfan Descheemaeker was appointed as the Chief Executive Officer of the Company and as a Director of the Company effective on June 1, 2015. He entered into his Service Agreement with us on June 17, 2015. He entered into a new Service Agreement with the Company on May 1, 2020. Under the agreement, Mr. Descheemaeker will receive an annual salary that will be reviewed, but not necessarily increased, on an annual basis. Mr. Descheemaeker's salary was reviewed in 2023 resulting in an increased salary of £820,000. Mr. Descheemaeker is entitled to receive the following benefits under the terms of his agreement:
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
Chief Financial Officer. Samy Zekhout was appointed as the Chief Financial Officer of the Company and as a Director of the Company effective on April 1, 2018. He entered into his Service Agreement with us on February 15, 2018. Under the agreement, Mr. Zekhout will receive an annual salary that will be reviewed, but not necessarily increased, on an annual basis. A review took place in February 2023, with a base salary increase of 3.5% effective April 1, 2023, which took his annual salary to £483,700. Mr. Zekhout was or is entitled to receive the following benefits under the terms of his agreement:
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
Additionally, an amendment to his service agreement in 2023 entitles Mr. Zekhout to a payment of €300,000 in three equal installments to be paid (less applicable deductions) on dates in 2023, 2024 and 2025, respectively. The Company shall also grant Mr. Zekhout awards under the Amended and Restated Nomad Foods 2015 Long Term Incentive Plan to include (i) an award of 10,000 ordinary shares in 2023 and (ii) an additional award of 10,000 ordinary shares in 2024, in each case, as incentive compensation, subject only to time-based vesting conditions over a three-year period from the date of the grant.
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
Director Compensation
In 2023, each of our non-executive directors (other than Messrs. Gottesman and Franklin) received, and are entitled to receive in 2023, $50,000 per year together with an annual restricted stock grant issued under the LTIP equal to $100,000 of ordinary shares valued at the date of issue, which vest on the earlier of the date of the following year’s annual meeting of shareholders or 13 months from the issuance date. For those Directors who are members of board committees, each member is entitled to receive an additional $2,000 per year. The chairman of the Audit Committee, currently, is entitled to receive $10,000 per year and the chairmen of the Compensation and Nominating and Corporate Governance Committees, currently and respectively, are entitled to receive $7,500 per year. Messrs. Gottesman and Franklin will not receive a fee in relation to their services as Directors.
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
Audit Committee
As of December 31, 2023, our Audit Committee consisted of three directors: Messrs. Lillie and MacFarlane and Ms. Stack, and Mr. Lillie served as its chairman. Our Audit Committee is responsible for, among other things, assisting the board of directors in its oversight of the integrity of our financial statements, of our compliance with legal and regulatory requirements, and of the independence, qualifications and performance of our independent auditors. In addition, it focuses on compliance with accounting policies and ensuring that an effective system of internal and external audit and financial controls is maintained, and oversees our policies and procedures with respect to risk assessment and risk management. Our Audit Committee will meet at least quarterly with management and the independent auditors and report on such meetings to the board of directors. The responsibilities of our Audit Committee as set forth in its charter include oversight of the following: external audit, financial reporting, public disclosure, internal controls, risk management and compliance and whistleblowing.

Compensation Committee
As of December 31, 2023, our Compensation Committee consisted of three directors: Messrs. Ashken and MacFarlane and Ms. Parry, and Mr. Ashken served as its chairman. Our Compensation Committee is responsible for determining the compensation of our executive officers. The responsibilities of our Compensation Committee as set forth in its charter include the following: assisting the board in evaluating potential candidates for executive positions, determining the compensation of our chief executive officer, making recommendations to the board with respect to the compensation of other executive officers, reviewing our incentive compensation and other equity-based plans, and reviewing, on a periodic basis, director compensation.
Nominating and Corporate Governance Committee
As of December 31, 2023, our Nominating and Corporate Governance Committee (the “N&CG Committee”) consisted of three directors: Messrs. Ashken, Lillie and Ms. Parry and Mr. Ashken served as its chairman.
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
D.    Employees
As of December 31, 2023, we had approximately 7,894 employees, including 901 temporary staff. In addition, we employed approximately 360 agency workers in 2023. We source the majority of our temporary workers from agencies to allow us to quickly respond and adapt to production demands. Approximately 62% of our employees work in our manufacturing operations, with the remaining employees involved in sales, marketing, finance, administration, procurement, logistics, product development, IT and other areas. Following are the number of employees by region for the last three years:

Region	2023	2022	2021
United Kingdom	1,557	1,355	1,389
Serbia	1,370	1,169	1,302
Germany	1,269	1,338	1,437
Croatia	1,073	977	853
Italy	449	481	494
Sweden/Norway	365	406	378
Bosnia & Herzegovina	323	319	348
France	306	305	333
Other	1,182	1,185	1,468
Total	7,894	7,535	8,002

A number of our employees are members of trade unions, including (but not limited to) the UK, Germany, Italy, France, Sweden, Norway, Croatia, Serbia, Bosnia & Herzegovina and Spain. Trade union membership is not required to be disclosed by employees. Many of our plants are governed by collective agreements with the respective unions. Our relationships with the trade unions are currently stable.
E.    Share Ownership
The following table sets forth, as of February 23, 2024, certain information regarding the beneficial ownership of our ordinary shares by:
•each of our current directors;
•each of our named executive officers for the fiscal year ended December 31, 2023; and
•all of our current directors and current executive officers as a group.

Percentages are based on the 162,719,172 ordinary shares that were issued and outstanding on February 23, 2024.

Director and Executive Officers:	Number		Percentage
Sir Martin E. Franklin	10,263,463	(1)	6.3
Noam Gottesman	12,751,550	(2)	7.8
Ian G.H. Ashken	490,389	(3)	*
Stéfan Descheemaeker	4,092,401	(4)	2.5
James E. Lillie	945,212	(5)	*
Stuart MacFarlane	2,555	(6)	*
Victoria Parry	23,874	(7)	*
Amit Pilowsky	2,721	(8)	*
Melanie Stack	4,284	(9)	*
Samy Zekhout	150,755	(10)	*
Directors and Executive Officers as a Group (10 persons)	28,727,204		17.7
*    Represents beneficial ownership of less than one percent of ordinary shares outstanding.
(1)Consists of (i) 6,722,212 ordinary shares held indirectly through the Martin E. Franklin Revocable Trust and (ii) 3,541,251 ordinary shares held indirectly through RSMA, LLC. Sir Martin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(2)Consists of (i) 8,565,449 ordinary shares held indirectly through TOMS Capital Investments LLC (ii) 1,514,652 ordinary shares held indirectly through an entity wholly-owned by Mr. Gottesman (iii) 1,921,449 ordinary shares held by certain employees of TOMS Capital Investments LLC that are subject to an irrevocable proxy agreement granted to Mr. Gottesman and (iv) 750,000 ordinary shares held by Lavender Fiduciary Management Inc., as a trustee of various trusts established by certain employees of TOMS Capital Investments LLC, that are subject to an irrevocable proxy agreement granted to Mr. Gottesman. Mr. Gottesman is the managing member and majority owner of TOMS Capital Investments LLC and may be considered to have beneficial ownership of TOMS Capital Investments LLC’s interests in the Company. In addition, Mr. Gottesman owns or controls, directly or indirectly, 100% of TOMS Capital Investments LLC. Mr. Gottesman disclaims beneficial ownership of such shares to the extent of his pecuniary interest therein.
(3)Includes (i) 485,443 ordinary shares held by Tasburgh, LLC and (ii) 4,946 held by The Ian G.H. Ashken Living Trust of which Mr. Ashken is the sole settlor and trustee. Mr. Ashken is the Managing Manager of Tasburgh, LLC. Excludes 5,847 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2024 or (ii) August 6, 2024.
(4)Includes 2,593,897 ordinary shares held indirectly through Olidipoli Sprl, a company owned by Mr. Descheemaeker. Excludes a potential 300,000 ordinary shares issuable under management share awards which have vested but have not yet been issued, as well as 600,000 ordinary shares issuable under management share awards, which will vest subject to performance based vesting conditions (and subject to further vesting conditions relating to Mr. Descheemaeker’s tenure as Chief Executive Officer).
(5)Includes 788,962 ordinary shares held directly by Mr. Lillie, (ii) 100,000 ordinary shares held directly by a family charitable foundation and (iii) 56,250 shares held directly by ZWC, LLC an entity managed by Mr. Lillie. Mr. Lillie disclaims beneficial ownership of such ordinary shares except to the extent of his pecuniary interest therein. Excludes 5,847 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2024 or (ii) August 6, 2024.
(6)Excludes 5,847 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2024 or (ii) August 6, 2024.
(7)Excludes 5,847 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2024 or (ii) August 6, 2024.

(8)Excludes 5,847 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2024 or (ii) August 6, 2024.
(9)Excludes 5,847 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2024 or (ii) August 6, 2024.
(10)Excludes 173,017 ordinary shares issuable under management share awards, which will vest subject to performance based vesting conditions (and subject to further vesting conditions relating to Mr. Zekhout's tenure as Chief Financial Officer).
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
F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation
None.

Item 7.    Major Shareholders and Related Party Transactions
A.    Major Shareholders
The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by each person known by us to be a beneficial owner of more than 5% of the ordinary shares. Currently we only have one class of listed shares issued and outstanding, that being ordinary shares, which have no par value. All of our ordinary shares have the same voting rights. Percentages are based on the 162,719,172 ordinary shares that were issued and outstanding on February 23, 2024.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner:	Number		Percentage
5% Shareholders:
Noam Gottesman c/o TOMS Acquisition I LLC 450 W. 14th Street, 13th Floor New York, NY 10014	12,751,550	(1)	7.8
Martin E. Franklin c/o Mariposa Capital, LLC 500 South Pointe Drive, Suite 240 Miami Beach, FL 33139	10,263,463	(2)	6.3
FMR LLC 245 Summer Street Boston, MA 02210	16,684,360	(3)	10.3

(1)Consists of (i) 8,565,449 shares held indirectly through TOMS Capital Investments LLC, (ii) 1,514,652 ordinary shares held indirectly through an entity wholly-owned by Mr. Gottesman and (iii) 1,921,449 ordinary shares held by certain members of TOMS Capital Investments LLC that are subject to an irrevocable proxy agreement granted to Mr. Gottesman and (iv) 750,000 ordinary shares held by Lavender Fiduciary Management Inc., as a trustee of various trusts established by certain members of TOMS Capital Investments LLC, that are subject to an irrevocable proxy agreement granted to Mr. Gottesman. Mr. Gottesman is the managing member and majority owner of TOMS Capital Investments LLC and may be considered to have beneficial ownership of TOMS Capital Investments LLC’s interests in the Company. In addition, Mr. Gottesman owns or controls, directly or indirectly, 100% of TOMS Capital Investments LLC. Mr. Gottesman disclaims beneficial ownership of such shares to the extent of his pecuniary interest therein.
(2)Consists of (i) 6,722,212 ordinary shares held indirectly through the Martin E. Franklin Revocable Trust and (ii) 3,541,251 ordinary shares held indirectly through RSMA, LLC. Sir Martin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(3)Based on a Schedule 13G/A filed by FMR LLC on February 9, 2024.
On February 9, 2024, FMR LLC filed a Schedule 13G/A to report that its percentage ownership in our ordinary shares increased to 7.39% as of February 9, 2023 to 9.999% as of February 9, 2024.
As of February 23, 2024, approximately 162,719,172 of our outstanding ordinary shares were held by one United States record holder (Cede and Company).
Except for the foregoing, no major shareholder has disclosed a significant change in its percentage ownership of our ordinary shares during the three years ended December 31, 2023.

B.    Related Party Transactions
For a description of our related party transactions, see Note 36, Related Parties, to our audited consolidated financial statements which appear elsewhere in this annual report.
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
Since 2020, the Company has utilized a working capital solutions specialist to facilitate a program that provides our suppliers with the ability to receive advance payments from a third party credit institution as part of our ordinary course of business payables, in exchange for a discounted invoice amount. The working capital solutions specialist is owned in part by affiliates of TOMS Capital LLC (of which Mr. Gottesman is the founder and managing partner). In November 2023, the agreement was amended so that a guaranteed minimum annualized fee of up to £130,000 (€150,000) would be received by the working capital solutions specialist (previously all ongoing fees associated with this service were received by the working capital solutions specialist directly from our suppliers utilizing the service). Furthermore, a setup fee of less than €0.1 million has been incurred to allow the platform to be used on the Company's new ERP platform. These amendments and fees are not considered to be material to either party.
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
In 2024, the Company intends to declare quarterly dividends. Details of dividends declared and paid can be found in Item 18, Note 24 below.
The Founder Preferred Shares were entitled to receive an annual stock dividend based on the market price of our ordinary shares if such market price exceeded certain trading price minimums and to participate in any dividends on the ordinary shares. For the year ended December 31, 2022, no Founder Preferred Shares Annual Dividend Amount was payable pursuant to the terms of the Founder Preferred Shares. On January 3, 2023, each of the Founder Preferred Shares converted into one ordinary share and, as of such date, no Founder Preferred Shares remained outstanding and no future dividend will be paid.
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
For an individual shareholder within the charge to capital gains tax, a disposal of ordinary shares may give rise to a chargeable gain or allowable loss for the purposes of UK capital gains tax. The rate of capital gains tax is generally 10% for individuals who are subject to income tax at the basic rate and 20% to the extent that an individual shareholder’s chargeable gains, when aggregated with his or her income chargeable to income tax, exceeds the basic rate band for income tax purposes. However, an individual shareholder is entitled to realize £6,000 of gains (the annual exempt amount) in the UK tax year ended April 5, 2024, without being liable to tax.

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
A nil rate of income tax applies to the first £1,000 of dividend income received by an individual shareholder in the UK tax year ended April 5, 2024. If and to the extent that an individual shareholder who is subject to UK income tax receives dividends in the tax year which, in aggregate, do not exceed that allowance, the individual will not be liable to UK income tax on those dividends. If and to the extent that an individual shareholder who is subject to UK income tax receives dividends in the tax year which, in aggregate, exceed that allowance, the individual will be subject to UK income tax on those dividends at the rate of 8.75% (in the case of basic rate taxpayers), 33.75% (in the case of higher rate taxpayers) and 39.35% (in the case of additional rate taxpayers), and the individual will not be entitled to any tax credit in respect of those dividends. In calculating into which income tax band any dividend income in excess of the above nil rate allowance falls, savings and dividend income are treated as the highest part of an individual's income.
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
Item 11.    Quantitative and Qualitative Disclosures About Market Risk
The consolidated financial statements of Nomad and its subsidiaries have been prepared in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board.
We are exposed to certain market risks during the normal course of our business, such as risk arising from fluctuations in foreign currency exchange rates, as well as fluctuations in interest rates. In attempts to manage these risks, we employ certain strategies to mitigate the effect of these fluctuations. For a detailed discussion of these risks, see Note 32 “Financial risk management” to our audited consolidated financial statements which appear elsewhere in this annual report.
Item 12.    Description of Securities Other than Equity Securities
Not applicable.
Item 13.    Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Use of Proceeds
None.

Item 15.    Controls and Procedures
Disclosure Controls and Procedures
We carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d - 15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report in providing a reasonable level of assurance because of a material weakness in internal control over financial reporting as described below. Notwithstanding the material weakness, management has concluded that our consolidated financial statements as of and for the year ended December 31, 2023 are fairly stated in all material respects in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Management’s annual report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 using criteria described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on this assessment, management concluded that our internal control over financial reporting was not effective as of December 31, 2023 due to the material weakness described below.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
We identified a material weakness in the operation of effective control over the review of supporting information used to determine the completeness and accuracy of the consolidated statement of cash flows. Specifically, the operation of the control did not address the completeness and accuracy objectives that could be impacted by the use of customizable reports used in the preparation of the consolidated statement of cash flows, as well as insufficient corroboration with supporting evidence. This ineffective operation could result in errors in future presentations of the consolidated statement of cash flows, however the material weakness did not result in a material misstatement of our consolidated financial statements as of and for the year ended December 31, 2023 or prior periods.
The effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.
The control deficiency did not result in a material misstatement of our consolidated financial statements for the year ended December 31, 2023 or prior periods.

Remediation Efforts to Address the Material Weakness
To remediate this deficiency, we plan to implement certain measures to address the underlying causes of the control deficiency that gave rise to this material weakness. These measures include improving existing controls over financial reporting with respect to the preparation, review, and approval of the consolidated statement of cash flows. We also plan to enhance control activities over the completeness and accuracy of the underlying data used in the preparation of our consolidated statement of cash flows, including performing additional testing, enhanced manual checks and/or data corroboration.
The material weakness in our internal control over financial reporting will not be considered remediated until the remediated controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. There is no assurance that the remediation will be fully effective. If these remediation efforts do not prove effective and control deficiencies and one or more material weaknesses persist or occur in the future, the accuracy and timing of our financial reporting may be adversely affected.
Attestation report of the independent registered public accounting firm
The effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.
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
Item 16C.    Principal Accountant Fees and Services
PricewaterhouseCoopers LLP (“PwC”) acted as our independent auditor for the years ended December 31, 2023 and 2022. The table below sets out the total amount billed to us by PwC, for services performed in the years ended December 31, 2023 and 2022, and breaks down these amounts by category of service:

(€ in millions)	For the year ended December 31, 2023	For the year ended December 31, 2022
Audit fees	8.7	5.3
Audit-related fees	—	—
Tax fees	0.7	0.9
All other fees	0.1	0.1
Total	9.5	6.3

Audit Fees
Audit fees in the years ended December 31, 2023 and 2022 are related to the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.
Audit-Related Fees
There were no audit-related fees in the year ended December 31, 2023 or 2022.
Tax Fees
Tax fees in the years ended December 31, 2023 and 2022 are related to tax compliance and other tax related services.
All Other Fees
Other fees in the years ended December 31, 2023 and 2022 relate to other non-audit assurance services.
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
Item 16D.    Exemptions from the Listing Standards for Audit Committees
None.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The table below presents a summary of the ordinary shares repurchased by the Company in 2023:

Period	Total Number of Ordinary Shares Purchased	Average Price Paid per Ordinary Share (USD)	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in USD
2021 $500m repurchase program (1)
As of December 31, 2022	4,250,629	24.97	4,250,629	$393,763,086
May 1, 2023 – May 31, 2023	687,309	17.49	687,309	$381,741,521
June 1, 2023 - June 30, 2023	2,852,493	17.51	2,852,493	$331,798,601
August 1, 2023 - August 31, 2023	143,728	17.54	143,728	$329,278,204
September 1, 2023 - September 30, 2023	5,764,609	15.93	5,764,609	$237,435,353
October 1, 2023 - October 31, 2023	1,397,790	14.84	1,397,790	$216,686,731
November 1, 2023 - November 30, 2023	135,323	16.16	135,323	$214,500,290
December 1, 2023 - December 31, 2023	333,453	16.62	333,453	$208,959,350
Total	15,565,334	18.70	15,565,334	$208,959,350

2023 $500m repurchase program (2)
Total	—	—	—	$500,000,000
(1) On August 5, 2021, the Company announced its Board of Directors authorized a share repurchase program to purchase up to an aggregate $500 million of the Company's ordinary shares over 3 years. Acquisitions pursuant to the share repurchase program may be made from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions, at the Company's discretion, as permitted by securities laws and other legal requirements. The program has concluded.
(2) On November 6, 2023, the Company's Board of Directors authorized a new share repurchase program to purchase up to an aggregate of $500 million of the Company’s ordinary shares. Acquisitions pursuant to the share repurchase program may be made from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions, at the Company's discretion, as permitted by securities laws and other legal requirements. This new program replaces the previous authorization which was established in August 2021 and finishes at the end of 2023. The new program will expire at the end of 2026. As of December 31, 2023, the maximum number of shares that may yet be purchased under the share repurchase program is $500 million.
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
A British Virgin Islands company is also required to keep at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors determine the minutes of meetings and resolutions of shareholders and of classes of shareholders, and the minutes of meetings and resolutions of directors and committees of directors. If such records are kept at a place other than at the office of the company’s registered agent, the company is required to provide the registered agent with a written record of the physical address of the place or places at which the records are kept and to notify the registered agent, within 14 days, of the physical address of any new location where such records may be kept. The Company’s registered agent in the British Virgin Islands is: Intertrust Corporate Services (BVI) Limited, Luna Tower, Waterfront Drive, Road Town, Tortola, British Virgin Islands.
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
Transactions with “Interested Stockholders”
Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by that statute by appropriate action, it is prohibited from engaging in certain business combinations with an “interested stockholder” for three years following the date that the person becomes an “interested stockholder.” An “interested stockholder” generally is a person or group that owns or owned 15% or more of the corporation’s outstanding voting stock within the past three years. This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the corporation in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an “interested stockholder,” the board of directors approves either the business combination or the transaction that resulted in the person becoming an “interested stockholder.”

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
Item 16H.    Mine Safety Disclosure
None.
Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J.    Insider Trading Policy
Not applicable.
Item 16K.    Cybersecurity
We have processes for assessing, identifying, and managing material risks from cybersecurity threats which have been integrated into our overall risk management programs. Executive management works with our IT security team to regularly review our cybersecurity and related Information Technology (“IT”) security risks and capability along with our plans to mitigate cybersecurity risks and to respond to data breaches. Our cybersecurity risk management is aligned to our business strategy and shares common reporting channels and governance processes that apply to other areas of enterprise risk, including legal, compliance, operational, and financial risk.
Our IT systems are critical to operating and growing the Company, in particular to our general operations and logistics functions but also in enabling our teams to work from hybrid locations and across countries. The Company is undertaking a business transformation program underpinned by an upgrade to the latest SAP S4/HANA Enterprise Resource Planning (ERP) platform. The program aims to modernize the end-to-end technology estate to support current and future complex and evolving business needs. Among the many changes, the program will move the operating model for our existing business to a cloud-hosted solution, which better deploys new services to the business and end users, including application management, supporting a diverse workforce across multiple locations and languages, as well as deploying artificial intelligence assisted tools. This is supported by a dedicated cybersecurity program, including third-party risk management processes for service providers, suppliers, and vendors, enabling us to further adapt to rapidly changing threats and increase our cybersecurity capabilities across the business.
Our Board has delegated the oversight of cybersecurity risks to the Audit Committee and the Audit Committee reviews the Company's cybersecurity progress and status periodically. Regular updates from the Chief Information Officer regarding recent cybersecurity threats and incidents (if any) are reported to, and reviewed by, the Audit Committee, allowing the Committee to be informed about and monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents. These reports include incident assessments and, programs and incident responses as well as any relevant regulatory developments.
Our Chief Information Officer, who has over 25 years of experience with information technology systems and cybersecurity risk management, is supported by the Head of Cyber Security, who has obtained professional security certifications and advanced training in the field of cybersecurity, along with the IT security team within the IT organization, is responsible for the Company’s day to day information security activities and cyber risk programs, including overseeing compliance with our cyber and information security policies. The Company monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Incidents are managed in accordance with our established procedures and training is provided to relevant stakeholders. Additionally, we utilize external assurance and assessments, vulnerability testing, and mock phishing campaigns to identify and mitigate risks. We have also engaged an outsourced service provider, which improves our ability to scale in line with business developments.
To date, the Company has not had a significant cybersecurity breach or attack that has had, or is reasonably likely to have, a material impact on our business strategy, results of operations, or financial condition.
Item 17.    Financial Statements
See item 18.

Item 18.        Financial Statements
The following financial statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this annual report:
NOMAD FOODS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Nomad Foods Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Nomad Foods Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of profit or loss, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to the operation of effective control over the review of supporting information used to determine the completeness and accuracy of the consolidated statement of cash flows.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management’s report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Provisions for uncertain tax positions

As described in Notes 3, 4 and 11 to the consolidated financial statements, provisions for uncertain tax positions were €125.7 million as at December 31, 2023. The Company operates in many different jurisdictions and in some of these there are certain tax matters which are under discussion with local tax authorities. Management considers these tax audits and discussions with local tax authorities as well as the local tax legislation relative to their tax positions in those jurisdictions when identifying uncertain tax positions. Management uses judgment when identifying and determining whether it is appropriate to provide for uncertain tax positions and for how long provisions for uncertain tax positions are retained, based on assessment as to whether it is probable that a risk would crystallize or not. Where tax exposures can be quantified, and management assesses that the risk of an exposure crystallizing is probable, a provision for uncertain tax positions is made based on management's estimates which include judgments with regard to the amounts expected to be paid to the relevant tax authority. The factors considered in estimating the provision include the progress of discussions with the tax authorities, the complexity of respective tax legislation, valuations of assets for tax purposes and the level of documentary support for historical positions taken by previous owners. The provisions are made on the basis of a probability-weighted average of potential outcomes. Given the inherent uncertainties in assessing the outcomes of these exposures, the Company could in future periods experience adjustments to these provisions.

The principal considerations for our determination that performing procedures relating to provisions for uncertain tax positions is a critical audit matter are the significant judgments by management when identifying and determining provisions, and the estimation required due to the complexity of tax legislation across various jurisdictions, and ongoing discussions with local tax authorities. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating evidence related to the identification, quantification and probability assessment of uncertain tax positions. Additionally, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the identification, recognition and measurement of the provisions for uncertain tax positions, and controls addressing completeness of the uncertain tax exposures. These procedures also included, among others, (i) testing the completeness, accuracy and relevance of the information used in the identification of uncertain tax exposures and in estimating the provision for uncertain tax positions; (ii) assessing the method for estimating the provisions for uncertain tax positions; (iii) evaluating management’s assessment of the probability-weighted average of potential outcomes and amounts expected to be paid to the relevant tax authorities; (iv) assessing whether the uncertain tax positions remain appropriate to recognize when considering the tax laws in the relevant jurisdiction; and

(v) evaluating the status and results of tax audits and progress of discussions with the relevant tax authorities. Professionals with specialized skill and knowledge were used to assist in the evaluation of the completeness of the uncertain tax exposures identified, and the recognition and measurement of those exposures, including evaluating the reasonableness of management’s determination of the probability-weighted average of potential outcomes.

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
February 29, 2024

We have served as the Company’s or its predecessor's auditor since 2006.

Consolidated Statements of Financial Position

		December 31, 2023	December 31, 2022
	Notes	€m	€m
Non-current assets
Goodwill	13	2,105.0	2,101.6
Intangibles	13	2,468.2	2,457.6
Property, plant and equipment	12	563.7	542.9
Other non-current assets	18	7.1	8.1
Derivative financial instruments	33	0.7	0.2
Deferred tax assets	16	106.9	100.4
Total non-current assets		5,251.6	5,210.8
Current assets
Cash and cash equivalents	19	412.9	369.7
Inventories	17	446.4	457.1
Trade and other receivables	2, 18	263.4	261.7
Current tax receivable	2	40.7	5.1
Indemnification assets		0.5	1.8
Derivative financial instruments	33	1.2	19.9
Total current assets		1,165.1	1,115.3
Total assets		6,416.7	6,326.1
Current liabilities
Trade and other payables	21	769.8	695.4
Current tax payable		189.5	183.0
Provisions	23	35.1	36.1
Loans and borrowings	20	21.4	22.6
Derivative financial instruments	33	12.2	3.7
Total current liabilities		1,028.0	940.8
Non-current liabilities
Loans and borrowings	20	2,113.7	2,142.3
Employee benefits	22	158.3	132.1
Other non-current liabilities	21	0.5	1.1
Provisions	23	1.4	1.3
Derivative financial instruments	33	97.8	56.6
Deferred tax liabilities	16	425.1	445.7
Total non-current liabilities		2,796.8	2,779.1
Total liabilities		3,824.8	3,719.9
Net assets		2,591.9	2,606.2
Equity
Share capital and capital reserve	24	1,426.1	1,596.7
Share-based compensation reserve	25	31.4	13.8
Translation reserve	27	101.0	89.3
Other reserves	28	(24.6)	19.8
Retained earnings		1,058.0	886.6
Total equity		2,591.9	2,606.2

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Profit or Loss

		Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	Note	€m	€m	€m
Revenue	5	3,044.5	2,939.7	2,606.6
Cost of sales		(2,185.8)	(2,124.4)	(1,862.3)
Gross profit		858.7	815.3	744.3
Other operating expenses		(445.8)	(391.2)	(356.3)
Exceptional items	7	(72.5)	(48.7)	(45.3)
Operating profit	6	340.4	375.4	342.7
Finance income	10	22.8	12.1	0.1
Finance costs	10	(109.6)	(66.5)	(106.1)
Net financing costs		(86.8)	(54.4)	(106.0)
Profit before tax		253.6	321.0	236.7
Taxation	11	(60.9)	(71.2)	(55.7)
Profit for the year		192.7	249.8	181.0

Earnings per share:
Basic earnings per share	29	€1.13	€1.43	€1.02
Diluted earnings per share	29	€1.13	€1.43	€1.02

All profits are attributable to the owners of the Parent Company.
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

		Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	Notes	€m	€m	€m
Profit for the year		192.7	249.8	181.0
Other comprehensive (loss)/income:
Actuarial (losses)/gains on defined benefit pension plans	22	(26.7)	108.1	36.1
Taxation credit/(charge) on remeasurement of defined benefit pension plans	11, 16	6.3	(26.1)	(10.2)
Items not reclassified to the Consolidated Statement of Profit or Loss		(20.4)	82.0	25.9
Gain/(loss) on investment in foreign subsidiary, net of hedge		11.7	(15.8)	18.8
Cash flow hedges	28	(58.7)	67.8	22.6
Taxation credit/(charge) relating to components of other comprehensive income	11, 16	18.5	(3.3)	(13.6)
Items that may be subsequently reclassified to the Consolidated Statement of Profit or Loss		(28.5)	48.7	27.8
Other comprehensive (loss)/income for the period, net of tax		(48.9)	130.7	53.7
Total comprehensive income for the period		143.8	380.5	234.7

All comprehensive income is attributable to the owners of the Parent Company.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

		Share capital and capital reserve	Share-based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Other reserves	Retained earnings	Total Equity
	Note	€m	€m	€m	€m	€m	€m	€m
Balance at December 31, 2020		1,620.5	8.3	245.5	84.7	(24.5)	191.6	2,126.1
Adjustment on adoption of hedge accounting under IFRS 9		—	—	—	1.6	(1.6)	—	—
Balance at January 1, 2021 (restated)		1,620.5	8.3	245.5	86.3	(26.1)	191.6	2,126.1
Profit for the year		—	—	—	—	—	181.0	181.0
Other comprehensive income for the year		—	—	—	18.8	9.0	25.9	53.7
Total comprehensive income for the year		—	—	—	18.8	9.0	206.9	234.7
Deferred hedging gains transferred to the carrying value of inventory		—	—	—	—	27.6	—	27.6
Transactions with owners, recognized directly in equity
Founder preferred shares annual dividend amount	26	79.5	—	(79.5)	—	—	—	—
Vesting of non-executive restricted stock award	8	0.6	(0.6)	—	—	—	—	—
Issue of ordinary shares	24	0.1	(0.1)	—	—	—	—	—
Repurchase of ordinary shares	24	(77.6)	—	—	—	—	—	(77.6)
Share based payment charge	8	—	5.1	—	—	—	—	5.1
Reclassification of awards for settlement of tax liabilities	25	—	(5.8)	—	—	—	(11.1)	(16.9)
Total transactions with owners, recognized directly in equity		2.6	(1.4)	(79.5)	—	—	(11.1)	(89.4)
Balance as of December 31, 2021		1,623.1	6.9	166.0	105.1	10.5	387.4	2,299.0

Consolidated Statements of Changes in Equity (continued)

		Share capital and capital reserve	Share-based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Other reserves	Retained earnings	Total Equity
	Note	€m	€m	€m	€m	€m	€m	€m
Balance at December 31, 2021		1,623.1	6.9	166.0	105.1	10.5	387.4	2,299.0
Profit for the year		—	—	—	—	—	249.8	249.8
Other comprehensive (loss)/income for the period		—	—	—	(15.8)	64.5	82.0	130.7
Total comprehensive income for the period		—	—	—	(15.8)	64.5	331.8	380.5
Deferred hedging gains transferred to the carrying value of inventory		—	—	—	—	(55.2)	—	(55.2)
Transactions with owners, recognized directly in equity
Release of founder preferred shares annual dividend reserve	26	—	—	(166.0)	—	—	166.0	—
Vesting of non-executive restricted stock award	8	0.4	(0.4)	—	—	—	—	—
Repurchase of ordinary shares	24	(26.8)	—	—	—	—	—	(26.8)
Share based payment charge	8	—	8.1	—	—	—	—	8.1
Reclassification of awards for settlement of tax liabilities		—	(0.8)	—	—	—	1.4	0.6
Total transactions with owners, recognized directly in equity		(26.4)	6.9	(166.0)	—	—	167.4	(18.1)
Balance as of December 31, 2022		1,596.7	13.8	—	89.3	19.8	886.6	2,606.2

Consolidated Statements of Changes in Equity (continued)

		Share capital and capital reserve	Share-based compensation reserve	Translation reserve	Other reserves	Retained earnings	Total Equity
	Note	€m	€m	€m	€m	€m	€m
Balance at December 31, 2022		1,596.7	13.8	89.3	19.8	886.6	2,606.2
Profit for the year		—	—	—	—	192.7	192.7
Other comprehensive income/(loss) for the year		—	—	11.7	(40.2)	(20.4)	(48.9)
Total comprehensive income for the year		—	—	11.7	(40.2)	172.3	143.8
Deferred hedging gains transferred to the carrying value of inventory		—	—	—	(4.2)	—	(4.2)
Transactions with owners, recognized directly in equity
Vesting of non-executive restricted stock award	8	0.3	(0.3)	—	—	—	—
Repurchase of ordinary shares	24	(170.9)	—	—	—	—	(170.9)
Share based payment charge	8	—	24.1	—	—	—	24.1
Reclassification of awards for settlement of tax liabilities	25	—	(6.2)	—	—	(0.9)	(7.1)
Total transactions with owners, recognized directly in equity		(170.6)	17.6	—	—	(0.9)	(153.9)
Balance as of December 31, 2023		1,426.1	31.4	101.0	(24.6)	1,058.0	2,591.9
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

		Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	Note	€m	€m	€m
Cash generated from operations before tax and exceptional items	31	591.2	424.8	450.3
Payments relating to exceptional items		(67.6)	(65.2)	(48.8)
Receipts relating to exceptional items		—	24.4	—
Tax paid		(92.8)	(80.2)	(95.2)
Net cash flows from operating activities		430.8	303.8	306.3
Cash flows from investing activities
Business combinations, net of cash acquired	14	—	0.4	(597.3)
Purchase of property, plant and equipment and intangibles		(82.4)	(79.1)	(79.2)
Interest received		5.3	—	—
Redemption of investments		0.3	—	16.5
Net cash used in investing activities		(76.8)	(78.7)	(660.0)
Cash flows from financing activities
Repurchase of ordinary shares	24	(170.9)	(26.8)	(77.6)
Payments related to shares withheld for tax	25	(7.1)	(2.9)	(22.6)
Proceeds from new loans and notes		6.0	799.3	800.0
Repayment of loan principal		(12.6)	(916.2)	(408.7)
Payment of lease liabilities		(30.1)	(26.5)	(19.4)
Payment of financing fees		(3.3)	(6.5)	(18.7)
Interest paid		(93.9)	(54.2)	(36.7)
Payment of interest on tax relating to legacy tax audits		(9.2)	—	—
(Payment)/proceeds on settlement of derivatives		(0.4)	124.8	—
Other financing cash flows		—	0.9	(1.9)
Net cash (used in)/provided by financing activities		(321.5)	(108.1)	214.4
Net increase/(decrease) in cash and cash equivalents		32.5	117.0	(139.3)
Cash and cash equivalents at beginning of period	19	366.8	254.2	382.5
Effect of exchange rate fluctuations		0.4	(4.4)	11.0
Cash and cash equivalents at end of period	19	399.7	366.8	254.2

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
1)General information
Nomad Foods Limited (the “Company” or “Nomad”) was incorporated in the British Virgin Islands on April 1, 2014. The address of Nomad’s registered office is Luna Tower, Waterfront Drive, Road Town, Tortola, British Virgin Islands. The Company is domiciled for tax in the United Kingdom.
Nomad Foods Limited (NYSE: NOMD) is Europe's leading frozen foods company. Nomad's portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.
2)Basis of preparation
The consolidated financial statements of Nomad and its subsidiaries (the “Company” or “Nomad”) have been prepared in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board.
The consolidated financial statements were approved for issuance by the Board of Directors of Nomad Foods Limited on February 28, 2024.
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
Reclassification of current tax receivable
The Company's current tax receivable was previously presented within "Trade and other receivables" in the Statement of Financial Position. However, management considers it to be more relevant to present this is a separate line in the statement of financial position. Comparatives as at December 31, 2022, have been reclassified to conform to the current year presentation.
Amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction
In May 2021, the International Accounting Standards Board issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, and have been adopted in these financial statements with no material impact to results. The amendments clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and asset retirement (decommissioning) obligations.
Change in the functional currency of a foreign operation
The functional currency of our entities in Croatia changed from the Croatian Kuna to the Euro on January 1, 2023, when Croatia adopted the Euro as its currency. Assets and liabilities were converted using the official rate of exchange on this date, which was €1:HRK7.53450. The resulting converted amounts will be used as the historical cost for non-monetary items. Exchange differences arising from the translation of the entities into Euro before the change in functional currency were recognized in other comprehensive income. The cumulative translation difference at December 31, 2022 was €0.2 million and this will remain in the translation reserve.

Recently issued and not yet adopted accounting pronouncements under IFRS
In December 2021, the OECD released a framework for Pillar Two Model Rules which will introduce a global minimum corporate tax rate of 15% applicable to multinational enterprise groups with global revenue over €750 million, with an expected application date of 1 January 2024. Nomad has reviewed this legislation, is monitoring the status of implementation of the model rules in the UK as well as in the EU and other jurisdictions, and has performed calculations based on the financial statements for the years ended December 31, 2022 and 2023 and concluded that the tax charge would not be materially affected by the application of the legislation, based on our current facts and circumstances, as all of the material jurisdictions in which the group operates have a statutory tax rate of 15% or above. The Company has applied the exemption to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar 2 income taxes.
All other recently issued and not yet adopted accounting standards have been considered. Adoption of these will not have a material effect on the reporting entity’s financial position or results of operations.
Other
The consolidated financial statements and notes are presented in the reporting currency of millions of Euros. All financial information has been rounded to the nearest €0.1 million, except where otherwise indicated.
3)    Material accounting policies
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
ii)    Assets and liabilities of foreign operations
For the purposes of presenting consolidated financial statements, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated at foreign exchange rates ruling at the financial year ended December 31, 2023 of £1:€1.15 (December 31, 2022: £1:€1.13). The revenues and expenses of foreign operations are translated at an average rate for the period where this rate approximates to the foreign exchange rates ruling at the dates of the transactions. The average rate used for year ended December 31, 2023 is £1:€1.15 (year ended December 31, 2022: £1:€1.17, year ended December 31, 2021: £1:€1.16).
Foreign exchange gains and losses that relate to these assets and liabilities are presented in the Consolidated Statement of Comprehensive Income.

iii)    Net investment in foreign operations
Exchange differences arising from the translation of foreign operations and of any related qualifying hedges are presented in the Consolidated Statement of Comprehensive Income. They are realized through the Consolidated Statement of Profit or Loss upon disposal of the related foreign operation.
3.5    Goodwill
Goodwill represents amounts arising on acquisition of subsidiaries. Goodwill is the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.
Goodwill is stated at cost less any accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Goodwill is not monitored below the operating segment. Goodwill is not amortized but is tested at least annually for impairment.
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
ii)    Brands
Our largest brands, including Birds Eye, iglo, Findus, Ledo and Frikom are considered to have indefinite lives. This is based on the market position of the brands, the significant levels of investment in advertising and promoting the brands, and the fact that they have been established for at least 20 years. This accounting treatment is considered annually. Therefore these brands are not amortized, but instead held at historical cost less provision for any impairment.
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
3.13    Financial instruments
Financial assets and liabilities are recognized in the Company’s Consolidated Statement of Financial Position when the Company becomes a party to the contractual provisions of the instrument.
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

To assist in managing operating cash flow, we may enter into non-recourse factoring arrangements with certain receivables whereby we sell specific accounts receivables to one or more external financial institutions. The risks and rewards of ownership are considered to have been transferred at the point of sale. Up to the point of sale, these receivables are treated as held for sale and measured at fair value through Profit or Loss. Under the terms of the contractual arrangements, the Company may continue to collect the cash from the customer receivables sold, albeit acting solely as a collecting agent on behalf of the purchaser of receivables. Any cash received from customers which is due to be paid to the agent is presented as a financial liability in the Consolidated Statement of Financial Position and as a financing activity within the Consolidated Statement of Cash Flows. Factoring fees associated with the sale of factored receivables were minimal for all periods presented. See Note 18.
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
b.    Capitalization of debt discounts and transaction fees
Discounts on issuance of debt as well as directly attributable transaction fees paid on the establishment of loan facilities are capitalized and amortized over the life of the debt. In the event a modification is considered to extinguish the original debt, any remaining debt discounts and transaction fees are expensed in the Statement of Profit or Loss.
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
When a hedging instrument expires or is sold, exercised or otherwise terminated but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognized when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealized gain or loss recognized in equity is recognized in the Consolidated Statement of Profit or Loss immediately.
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
Products are often sold with variable pricing arrangements which are treated as a reduction in revenue, including payment discounts, trade promotions and slotting fees. Discounts given by the Company include rebates, price reductions and incentives to customers, promotional couponing and trade communication costs. Trade promotions consist of pricing allowances, merchandising funds and customer coupons, which are offered through various programs to customers and consumers. Certain retailers require the payment of slotting fees to obtain space for the Company’s products on the retailers’ store shelves.
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

3.15    Share based payments
The Nomad Foods Long-term Incentive Plan known as the "Management Share Awards", which incorporates an annual Non-Executive Directors Restricted Stock Scheme, falls within the provisions of IFRS 2 “Share-based Payment” and awards under the Management Share Awards represent equity settled share based payments. A charge is taken to the Consolidated Statement of Profit or Loss for the difference between the fair value of the shares at grant date and the amount subscribed, spread over the vesting period.
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
The fair value of the awards granted with market performance conditions are measured using a valuation model, taking into account the terms and conditions upon which the awards were granted. The amount recognized as an expense is adjusted to reflect the actual number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.
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
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the financial year end date, and any adjustment to tax payable in respect of previous years. Where tax exposures can be quantified and where management assesses that the risk of an exposure crystallizing is probable, a provision for uncertain tax positions is made based on the best estimates and management’s judgments. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could in future periods experience adjustments to these accruals.
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
3.19    Dividends
Dividends are included in the financial statements in the year in which they are approved.
3.20    Segment reporting
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
c)        Uncertain tax positions
Management uses judgment when identifying and determining whether it is appropriate to provide for uncertain tax positions and for how long provisions for uncertain tax positions are retained, based on assessment as to whether it is probable that a risk would crystallize or not. Management considers tax laws which are in place in making that assessment determining whether it is appropriate to release.
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
Significant estimates
Information about estimates and assumptions that have significant effects on the amounts reported in the consolidated financial statements are listed below. In forming these estimates, management has taken into account the impact and potential future impact of supply chain disruptions, high inflation as well as the ongoing conflict between Ukraine and Russia. Management will continue to assess the impact of future developments in relation to these matters as it relates to estimates, especially around the carrying value of goodwill, brands and other intangibles, as well as on property, plant and equipment.

In particular, management will focus on the impact of a long-term conflict in Ukraine. While we do not have any direct operations or sales in either Russia or Ukraine, these countries are responsible for many commonly used raw materials and resources such as fish, wheat and energy. The ongoing conflict and economic sanctions have seen considerable reductions in the availability or increase in cost of such raw materials and resources. At this time it is not possible to predict the extent or nature of future impacts on our business although we expect the current conflict to continue for some time.
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
At each financial year end date, any discount or trade promotion incurred but not yet invoiced is estimated and accrued for. In certain cases, the estimate for discounts and trade promotions requires the use of forecast information for future trading periods and therefore a degree of estimation uncertainty exists. These estimates are sensitive to variances between actual results and forecasts. The estimate is based on accumulated experience. It is impracticable to disclose the extent of the possible effects of estimation uncertainty, however, it is reasonably possible that outcomes within the next financial year from these agreements are materially different in aggregate to those estimated.
The accruals are presented as ‘trade terms’ and offset against trade receivables due to the same customer, or as trade term payables where there is no receivable to be offset. The balance of the reduction in trade receivables for trade terms as of December 31, 2023 is disclosed in Note 18 and the balance classified as a trade term payable is disclosed in Note 21.
b)        Employee benefit obligation
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
Since defined benefit pension schemes and post-employment benefit schemes are measured on a discounted basis, the discount rate applied has an impact on the expense and obligation recognized. These discount rates are determined by reference to market yields at the end of the reporting period on high quality corporate bonds, except for Sweden where a deep market does not exist, where mortgage bonds are used. Note 22 in Item 18 contains additional details on the schemes and obligation, including a sensitivity analysis over other key assumptions.
c)        Provisions for uncertain tax positions
The Company operates in many different jurisdictions and in some of these there are certain tax matters which are under discussion with local tax authorities, including as part of tax audits. Management considers these tax audits and discussions with local tax authorities as well as the local tax legislation relative to their tax positions in those jurisdictions when identifying uncertain tax positions. These discussions are often complex and can take many years to resolve, and are in different stages with respect to assessments, appeals and refunds.
Where tax exposures can be quantified, and management assesses that the risk of an exposure crystallizing is probable, a provision for uncertain tax positions is made based on management's estimates which include judgments with regard to the amounts expected to be paid to the relevant tax authority. Given the inherent uncertainties in assessing the outcomes of these exposures, the Company could in future periods experience adjustments to these provisions. The factors considered in estimating the provision include the progress of discussions with the tax authorities, the complexity of respective tax legislation, valuations of assets for tax purposes and the level of documentary support for historical positions taken by previous owners. The provisions are made on the basis of a probability-weighted average of potential outcomes. Given the inherent uncertainties in assessing the outcomes of these exposures, the Company could in future periods experience adjustments to these provisions.

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
(b)         Business combinations
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
c)        Fair value of derivative financial instruments.
Note 33 includes details of the fair value of the derivative instruments that the Company holds at each balance sheet period. Management has estimated the fair value of these instruments by using valuations based on discounted cash flow calculations. These inputs may be readily observable, market corroborated, or generally unobservable inputs and are further discussed in Note 33.

5)    Segment reporting
Nomad has one reporting and operating segment, "Frozen", reflected in the segment presentation below for the periods presented. The CODM primarily uses “Adjusted EBITDA”, disclosed in Note 3.20, as the key measure of the segment’s results, which is considered non-IFRS financial information.
Segment Adjusted EBITDA

		Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	Note	€m	€m	€m
Profit for the year		192.7	249.8	181.0
Taxation		60.9	71.2	55.7
Net financing costs		86.8	54.4	106.0
Depreciation and amortization		95.0	88.6	71.6
Acquisition purchase price adjustments		—	—	8.4
Exceptional items	7	72.5	48.7	45.3
Other add-backs		27.1	11.7	18.7
Adjusted EBITDA		535.0	524.4	486.7

Acquisition purchase price adjustments relate to the reversal of the non-cash increase applied to inventory acquired in business combinations to value it at fair value as opposed to cost.
Other add-backs include the elimination of share-based payment expense and related employer payroll expense of €26.1 million (2022: €8.6 million, 2021: €5.8 million) and elimination of non-operating M&A related costs, professional fees and transaction costs of €1.0 million (2022: €3.1 million, 2021: €12.9 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
No information on segment assets or liabilities is presented to the CODM.
Product information
Management considers the products it sells belong to one category, being "Frozen".

Geographical information
External revenue by geography

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	€m	€m	€m
United Kingdom	869.4	806.2	758.3
Germany	397.2	385.4	396.3
Italy	377.8	408.5	417.9
France	209.3	192.4	188.6
Sweden	138.1	149.4	148.1
Croatia (1)	136.3	122.7	16.1
Austria	126.9	122.0	129.3
Norway	124.2	126.6	121.7
Serbia (1)	117.5	108.2	13.6
Spain	82.7	78.6	75.1
Switzerland	80.4	80.1	74.4
Rest of Europe	384.7	359.6	267.2
Total external revenue by geography	3,044.5	2,939.7	2,606.6
(1) Sales included from acquisition date of September 30, 2021.

Non-current assets by geography

	December 31, 2023	December 31, 2022
	€m	€m
United Kingdom	159.5	140.1
Germany	134.9	139.0
Italy	64.5	63.4
Serbia	55.1	50.3
Croatia	50.3	41.8
Ireland	34.2	35.4
Norway	25.5	28.6
Sweden	22.3	22.1
Rest of Europe	71.8	70.4
Total non-current assets by geography	618.1	591.1
Non-current assets exclude deferred tax assets, goodwill and brands which are not bound to one geographical area.

6)    Operating profit
Operating profit is stated after charging:

		Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	Note	€m	€m	€m
Staff costs	8	421.8	386.1	340.6
Depreciation of property, plant and equipment	12	87.3	79.8	63.4
Impairment of intangible assets	13	—	5.8	1.7
Amortization of intangible assets	13	7.7	8.8	8.2
Expense relating to low value and short-term leases		9.1	9.9	6.1
Exchange losses		14.2	38.3	27.0
Research & development expenditure		20.9	19.3	19.2
Inventories recognized as an expense within cost of goods sold		2,053.4	1,949.8	1,694.3

7)    Exceptional items
Exceptional items are made up as follows:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	€m	€m	€m
Distribution network integration (1)	—	2.2	—
Fortenova Acquisition integration costs (2)	4.3	9.5	3.5
Findus Switzerland integration costs (3)	—	8.2	6.2
Brexit (4)	—	—	5.3
Business Transformation program (5)	68.4	37.0	18.8
Information Technology Transformation program (6)	0.6	4.4	4.2
Factory optimization (7)	—	3.5	4.9
Settlement of legacy matters (8)	(0.8)	(28.9)	(2.6)
Impairment of customer relationships (9)	—	5.8	—
Release of indemnification assets (10)	—	7.0	5.0
Total exceptional items	72.5	48.7	45.3
We do not consider these items to be indicative of our ongoing operating performance.
(1)Distribution network integration
In 2022, the Company restructured its sales operations in northern Italy, replacing direct sales to thousands of customers with a streamlined distributor network. The program consisted of expenses relating to restructuring and new systems and was completed in 2023.
(2)Fortenova Acquisition integration costs
The Company completed the acquisition of the Fortenova Group’s Frozen Food Business Group on September 30, 2021, following which the Company began an integration project which was completed in 2023. Integration expenses incurred relate to external consultancy costs, organizational structure alignment to Nomad design, systems configuration and roll-out of our controls environment to the acquired business.

(3)Findus Switzerland integration costs
The Company completed the acquisition of Findus Switzerland on December 31, 2020, following which the Company commenced an integration project which was completed in 2022. Integration expenses incurred related to external consultancy costs, organizational structure alignment to Nomad design and roll-out of the Nomad ERP system.
(4)Brexit
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
(5)Business Transformation program
In 2020, the Company launched the first phase of a multi-year, enterprise-wide transformation and optimization program which continued to progress in the current year. Over the next few years, additional transformation phases will be implemented. Progress of the project is ongoing, there remain certain phases to be implemented. The program aims to standardize, simplify and automate end-to-end business processes. This will enable key decision making and analytical capability, building a platform and organization to support future growth and provide better value for shareholders. Execution of the business transformation program will include the evaluation and implementation of a new ERP system.

Expenses incurred to date consist of restructuring, severance and transformational project costs, including business technology transformation initiative costs and related professional fees.
(6)Information Technology Transformation program
In 2021, the Company launched a program to transform the Information Technology (“IT”) operating model, specifically to modernize the end-to-end technology estate to support current and future complex and evolving business needs driven by acquisitions and organic growth. Among the many changes made, the program moved our operating model to a cloud-hosted solution, which better deploys new services to the business and end user, including application management, supporting a diverse workforce across multiple locations and languages, as well as deploying artificial Intelligence assisted tools. Other key components of the program included the Company’s cyber security services to adapt to rapidly changing threats and a change of IT service partners to enable one-off renovation and uplift of capabilities across the business. The program was completed in 2023.
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
(8)Settlement of legacy matters

A net income of €0.8 million has been recognized associated with the release of acquired provisions relating to periods prior to acquisition by the Company and other gains or charges associated with items that were originally recognized as exceptional (year ended December 31, 2022: net income of €28.9 million, year ended December 31, 2021: net income of €2.6 million).

The 2022 net income includes €27.9 million recognized as the Company received favorable rulings on a series of registration tax claims in relation to an acquisition in 2010, prior to the formation of the Company in 2014. As a result, the Company received a refund of the payments made in 2013 and 2018 in addition to interest. Income has been recognized net of associated professional fees.
(9)Impairment of customer relationships
An impairment of intangible fixed assets expense has been recognized in the year ended December 31, 2022 relating to our food service customer relationships in Sweden.
(10)Release of indemnification assets
The charges for the release of indemnification assets relates to the release of shares held in escrow associated with the acquisition of the Findus Group in 2015.
Tax impact of exceptional items
The tax impact of the exceptional items amounts to a credit of €17.3 million in the year ended December 31, 2023 (year ended December 31, 2022: €5.8 million, year ended December 31, 2021: €8.4 million).
Cash flow impact of exceptional items
Included in the Consolidated Statements of Cash Flows for the year ended December 31, 2023 is €67.6 million of cash outflows (year ended December 31, 2022: net cash outflows of €40.8 million, year ended December 31, 2021: cash outflows of €48.8 million) relating to exceptional items. This includes cash flows related to the above items as well as the cash impact of the settlement of provisions brought forward from previous accounting periods.
8)    Payroll costs, share based payments and management incentive schemes
(a)Payroll costs
The average number of persons employed by the Company (excluding non-Executive Directors) is analyzed and set out below:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Production	3,968	4,189	3,310
Administration, distribution & sales	4,129	3,892	2,193
Total number of employees	8,097	8,081	5,503
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

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	€m	€m	€m
Wages and salaries	330.5	293.6	266.4
Social security costs	73.8	72.9	56.1
Other pension costs	17.5	19.6	18.1
Total payroll costs	421.8	386.1	340.6
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
Non-Executive Directors' Restricted Share Awards
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
On July 1, 2022, after the Company's annual general meeting of shareholders, the then current Non-Executive Directors were granted 29,676 restricted stock awards at a share price of $20.22. These Non-Executive Directors restricted share awards vested on July 6, 2023 and 18,450 were issued. Of the total 29,676 number of shares vesting, 11,226 shares were held back from issue by the Company as settlement towards personal tax liabilities arising on the vested shares.
On July 6, 2023, after the Company's annual general meeting of shareholders, the current Non-Executive Directors were granted 35,082 restricted stock awards at a share price of $17.10.
The total charge for Non-Executive Directors' grants within the Consolidated Statement of Profit or Loss for the year ended December 31, 2023 for stock compensation awards was €0.6 million (year ended December 31, 2022: €0.6 million; year ended December 31, 2021: €0.8 million).

Directors' and Senior Management Share Awards
As part of its long term incentive initiatives, the Company has outstanding awards over 2,503,002 ordinary shares granted to certain members of its management team (the “Management Share Awards”) as of the following award dates:

	January 1, 2018 Award	January 1, 2019 Award	January 1, 2020 Award	January 1, 2021 Award	January 1, 2022 Award	Other Awards	Total
Number of awards outstanding at January 1, 2022	431,790	152,695	645,093	787,277	—	—	2,016,855
New awards granted in the period	—	—	—	—	964,518	176,000	1,140,518
Forfeitures in the period	—	—	(46,920)	(103,728)	(69,768)	—	(220,416)
Awards vested and issued in the period	(237,800)	—	—	—	—	—	(237,800)
Number of awards outstanding at December 31, 2022	193,990	152,695	598,173	683,549	894,750	176,000	2,699,157

	January 1, 2018 Award	January 1, 2019 Award	January 1, 2020 Award	January 1, 2021 Award	January 1, 2022 Award	January 1, 2023 Award	Other Awards	Total
Number of awards outstanding at January 1, 2023	193,990	152,695	598,173	683,549	894,750	—	176,000	2,699,157
New awards granted in the period	—	—	—	—	—	1,209,137	87,000	1,296,137
Forfeitures in the period	—	—	(11,735)	(77,949)	(164,156)	(205,329)	(100,000)	(559,169)
Awards lapsed in the period	—	—	(171,579)	—	—	—	—	(171,579)
Awards vested and issued in the period	(193,990)	(152,695)	(414,859)	—	—	—	—	(761,544)
Number of awards outstanding at December 31, 2023	—	—	—	605,600	730,594	1,003,808	163,000	2,503,002

The 2018 award had vesting conditions based on cumulative EBITDA performance over four years and Company share price performance over two years to five years. During 2021, the Compensation Committee of the Board of Directors amended the non-market condition targets for this award due to recent acquisitions, which did not increase its incremental fair value. The share price and EBITDA performance conditions for the 2018 award are weighted 50% each per performance target.
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
In September 2019, 173,293 restricted share awards were granted as part of the 2019 Management Share Award. The performance period associated with the award began as of January 1, 2019. The 2019 awards had vesting conditions based on three-year cumulative EBITDA and Net Sales, and Company share price performance measures. One third of the total share award was assigned to each type of performance measure. All shares were subject to a holding period of an additional year and required that the participants to the scheme were still actively employed during the entire four year period, through January 1, 2023.
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
In January 2020, 761,979 restricted share awards were granted as part of the 2020 Management Share Award. The performance period associated with the award began on January 1, 2020. All shares vested, subject to satisfaction of the award conditions, on January 1, 2023.
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
In the first quarter 2023, a revision to the January 1, 2021 and 2022 Management Share Award schemes occurred, resulting in changes to how EBITDA performance is used to measure the number of shares able to vest over the entire scheme. This change resulted in it being more likely that the performance measure would be achieved during the period. The incremental fair value granted as a result of the modifications made to the January 1, 2021 and 2022 Management Share Awards was $9.0 million (€8.5 million) and $11.4 million (€10.8 million), respectively.
In September 2023, 1,209,137 restricted share awards were granted as part of the 2023 Management Share Award. The performance period associated with the awards began on January 1, 2023. All shares vest, subject solely to the satisfaction of Company cumulative EBITDA performance conditions, on January 1, 2026. Also in the year, 87,000 restricted share awards were granted ("Other awards"). The performance period associated with these awards began on January 1, 2023 and vests on January 1, 2026, subject to certain Company performance conditions.
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
In January 2023, the remaining 193,990 restricted shares granted as part of the 2018 Management Share Awards vested as a result of the satisfaction of the previously achieved applicable Share Price Performance Condition (based on a share price of $17.24), resulting in the issuance of 110,781 ordinary shares to participants in the LTIP (net of 83,209 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares).

In January 2023, 152,695 restricted shares granted as part of the 2019 Management Share Awards vested as a result of the satisfaction of the applicable EBITDA Performance Condition (based on a share price of $17.24 at time of vesting), resulting in the issuance of 79,575 ordinary shares to participants in the LTIP (net of 73,120 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares).
In February 2023, 414,859 restricted shares granted as part of the 2020 Management Share Awards vested as a result of the satisfaction of the applicable EBITDA Performance Condition (based on a share price of $17.77 at time of vesting), resulting in the issuance of 222,780 ordinary shares to participants in the LTIP (net of 192,079 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares).
The stock compensation charge reported within the Consolidated Statement of Profit or Loss for the year ended December 31, 2023 related to the directors' and senior management share awards is €23.5 million (year ended December 31, 2022: €7.5 million: year ended December 31, 2021: €4.3 million).
The Company calculated the cost of the 2020, 2021 and 2022 Management Share Awards based upon their fair value using the Monte Carlo Model, which is considered to be the most appropriate methodology considering the restricted shares only vest once the market performance conditions have been satisfied, as well as expected exercise period and the payment of dividends by the Company. For the 2023 Management Share Award, the Monte Carlo model was not required as there were no market conditions associated with share price. The inputs and assumptions underlying the Monte Carlo models for all awards outstanding as of the valuation date are now as follows:

	January 1, 2021 award	January 1, 2022 award *	January 1, 2023 award *
Grant date price	$25.42	$25.39	$17.24
Exercise price	$—	$—	$—
Expected life of restricted share	3.00 years	3.00 years	3.00 years
Expected volatility of the share price	30.0%	28.0%	N/A
Dividend yield expected	—%	—%	N/A
Risk free rate	0.24%	1.15%	N/A
Employee exit rate	14.0%	14.0%	18.0%
EBITDA Performance Target Condition	35.0%	35.0%	75.0%
*Note: The table above does not include details on Other awards granted in 2022 and 2023 that only require continued employment over the vesting period and have only non-company wide specific performance conditions.

The expected volatility of the share price inputs above were estimated by referencing selected quoted companies which are considered to exhibit some degree of comparability with the Company, owing to the age of the Company at the time of issue.

Based on the latest assessments of fair value and the number of shares expected to vest, the total fair values in respect of the Restricted Shares are:

•2021 award - $16.0 million (€15.1 million)
•2022 award - $19.0 million (€17.9 million)
•2023 award - $7.5 million (€7.0 million)
•Other awards - $3.8 million (€3.4 million)

9)    Directors and Key Management compensation

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	€m	€m	€m
Short-term employee benefits	3.5	1.8	2.2
Share-based payment expense	11.6	3.5	2.4
Non-Executive Director fees	0.3	0.3	0.3
Total Directors' and executive officers' compensation	15.4	5.6	4.9
All significant management decision making authority is vested within the Board of Directors and the executive team, therefore key management are considered to be the Directors and executive Officers.

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Benefits are accruing to the following number of key management personnel under:
Defined contribution plans	2	2	2
Share based payment schemes	2	2	2
10)    Finance income and costs

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	€m	€m	€m
Interest income	5.8	0.6	0.1
Reversal of impairment loss on short term investments	0.3	—	—
Net financing gain recognized on debt transactions (a)	16.7	2.3	—
Net foreign exchange gains on translation of financial assets and liabilities	—	9.2	—
Finance income	22.8	12.1	0.1
Interest and finance charges paid/payable for lease liabilities and financial liabilities not at fair value through profit or loss (b)	(123.8)	(79.8)	(59.8)
Cross-currency interest rate swaps: cash flow hedges, transfer from equity (c)	32.7	18.8	1.6
Net impairment loss on short-term investments	—	—	(8.6)
Net pension interest costs	(4.6)	(2.8)	(1.7)
Other interest expense (d)	(3.5)	—	—
Amortization of debt discounts and borrowing costs	(6.4)	(2.7)	(2.0)
Net foreign exchange losses on translation of financial assets and liabilities	(3.0)	—	(4.0)
Net fair value losses on derivatives held at fair value through profit or loss (e)	(1.0)	—	(13.7)
Financing costs incurred in amendment of terms of debt (f)	—	—	(17.9)
Finance costs	(109.6)	(66.5)	(106.1)
Net finance costs	(86.8)	(54.4)	(106.0)

(a) Net income in 2023 of €16.7 million has been recognized from the repricing of debt in September 2023, as detailed in Note 20, representing a modification gain net of transaction costs. Net income in 2022 of €2.3 million has been recognized as a consequence of the refinancing on November 8, 2022, also detailed in Note 20. Of this income in 2022, income of €10.2 million relates to the recognition of deferred gains on cross currency interest rate swaps where the hedged cash flows are no longer expected to occur. This is offset in part by €2.3 million of associated expenses, a non-cash €4.3 million loss on settlement as well as a charge of €1.3 million from the write-off of deferred transaction costs.
(b) Includes the unwinding of discounting on lease liabilities.

(c) As part of the refinancing on November 8, 2022 as detailed in Note 32, €23.5 million of the cash flow hedge reserve relating to the portion of the refinanced USD debt for which cash flows are still expected to occur is being released to the Statement of Profit or Loss in alignment to the original hedged cash flows. (2022: €3.9 million, 2021: nil).
(d) Other interest expense includes interest on tax relating to legacy tax audits.
(e) Net fair value losses on derivatives held at fair value through profit or loss in 2021 included a one-off non-cash charge of €7.8 million for changes to cross currency interest rate swaps as disclosed in Note 20.
(f) Charges of €17.9 million have been recognized as a consequence of the refinancing in June 2021, as disclosed in Note 20. Of this, €10.1 million relates to the extinguishment of the previous debts, including the write-off of deferred transaction costs.

11)    Taxation

		Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	Note	€m	€m	€m
Current tax expense
Current tax on profits for the period		(60.7)	(69.9)	(117.5)
Adjustments in respect of prior periods		(4.5)	5.8	0.6
		(65.2)	(64.1)	(116.9)
Deferred tax benefit/(expense)
Origination and reversal of temporary differences		5.2	(4.4)	116.3
Impact of change in tax rates		(0.9)	(2.7)	(55.1)
	16	4.3	(7.1)	61.2
Total tax expense		(60.9)	(71.2)	(55.7)
Reconciliation of effective tax rate:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	€m	€m	€m
Profit before tax	253.6	321.0	236.7
Tax charge at the standard UK corporation tax rate 23.5% (2022: 19.0%; 2021: 19.0%)	(59.6)	(61.0)	(45.0)
Difference in tax rates	(3.5)	(16.3)	22.7
Non tax deductible interest	0.8	(0.2)	0.1
Other income and expenses not taxable or deductible	(11.7)	(3.1)	2.5
Unrecognized tax assets	5.7	(2.5)	(1.5)
Provisions for uncertainties	12.8	8.8	(52.5)
Impact of change in tax rates	(0.9)	(2.7)	(55.1)
Change in tax base of assets due to step-up	—	—	72.5
Prior period adjustment	(4.5)	5.8	0.6
Total tax expense	(60.9)	(71.2)	(55.7)

Effective tax rates
The Company is resident in the United Kingdom for tax purposes. The effective tax rate for the year ended December 31, 2023 was 24.0% (year ended December 31, 2022: 22.2%). The change is principally caused by the increase in the corporation tax rate in the United Kingdom.
The Company operates in many different jurisdictions and in some of these, certain matters are under discussion with local tax authorities. These discussions are often complex and can take many years to resolve, and are in different stages with respect to assessments, appeals and refunds. The Company actively seeks to manage the associated risks by proactively engaging with tax authorities and applying for Advanced Pricing Agreements where appropriate. Provisions for uncertain tax positions require management to make estimates and judgments with respect to the ultimate outcome of a tax audit, and actual results could vary from these estimates. Where tax exposures can be quantified and management assesses that the risk of that exposure crystallizing is probable, a provision is made based on best estimates and management’s judgments. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could, in future years, experience adjustments to this provision, including releases of provisions when those exposures become time-barred.
Notwithstanding this, management believes that the Company’s tax position on all open matters including those in current discussion with local tax authorities is robust and that the Company is appropriately provided. As of December 31, 2023, the current tax payable of €189.5 million and deferred tax assets of €106.9 million includes provisions for uncertain tax positions of €125.7 million. As of December 31, 2022, the current tax payable of €183.0 million and deferred tax assets of €100.4 million included provisions for uncertain tax positions of €152.9 million.
The UK statutory rate of corporation tax increased from 19% to 25% with effect from April 1, 2023. The change was substantively enacted on May 24, 2021 and the increase gave rise to a substantial one-off deferred tax expense in 2021. The average UK statutory rate of corporation tax was 23.5% for the year ended December 31, 2023 (year ended December 31, 2022: 19.0%; year ended December 31, 2021: 19.0%).

The tax (benefit)/expense relating to components of other comprehensive income is as follows:

		Before tax	Tax benefit	After tax
Year ended December 31, 2023	Note	€m	€m	€m
Remeasurement of post-employment benefit liabilities		26.7	(6.3)	20.4
Net investment hedge		(11.7)	—	(11.7)
Cash flow hedges		58.7	(18.5)	40.2
Other comprehensive loss/(income)		73.7	(24.8)	48.9
Current tax			—
Deferred tax	16		(24.8)
			(24.8)
		Before tax	Tax charge	After tax
Year ended December 31, 2022	Note	€m	€m	€m
Remeasurement of post-employment benefit liabilities		(108.1)	26.1	(82.0)
Net investment hedge		15.8	—	15.8
Cash flow hedges		(67.8)	3.3	(64.5)
Other comprehensive (income)/loss		(160.1)	29.4	(130.7)
Current tax			—
Deferred tax	16		29.4
			29.4
		Before tax	Tax charge	After tax
Year ended December 31, 2021		€m	€m	€m
Remeasurement of post-employment benefit liabilities		(36.1)	10.2	(25.9)
Net investment hedge		(18.8)	—	(18.8)
Cash flow hedges		(22.6)	13.6	(9.0)
Other comprehensive loss/(income)		(77.5)	23.8	(53.7)
Current tax			—
Deferred tax			23.8
			23.8

Amounts recognized directly in equity
Aggregate current and deferred tax arising in the reporting period is not recognized in either net profit or loss or other comprehensive income but is directly credited to equity. These relate to the payment of employer taxes on shares issued under management share awards.

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	€m	€m	€m
Current tax benefit	0.3	0.3	—
Deferred tax (charge)/benefit	(1.5)	2.0	—
	(1.2)	2.3	—

12)    Property, plant and equipment

	December 31, 2023	December 31, 2022
	€m	€m
Owned property, plant and equipment (i)	501.6	493.9
Right-of-use assets (ii)	62.1	49.0
Property, plant and equipment	563.7	542.9

(i)    Owned property, plant and equipment

	Land and buildings	Plant and equipment	Computer equipment	Total
	€m	€m	€m	€m
Cost
Balance at December 31, 2021	216.7	494.2	19.7	730.6
Additions	13.6	57.0	1.8	72.4
Transfer to intangible assets (note 13)	—	—	(1.7)	(1.7)
Disposals	(0.1)	(5.3)	(5.6)	(11.0)
Effect of movements in foreign exchange	(4.2)	(17.3)	—	(21.5)
Balance at December 31, 2022	226.0	528.6	14.2	768.8
Additions	14.2	49.1	4.3	67.6
Disposals	(1.8)	(1.9)	(0.3)	(4.0)
Effect of movements in foreign exchange	0.8	1.4	0.1	2.3
Balance at December 31, 2023	239.2	577.2	18.3	834.7
Accumulated depreciation and impairment
Balance at December 31, 2021	40.5	191.3	9.6	241.4
Depreciation	10.3	44.3	3.1	57.7
Transfer to intangible assets (note 13)	—	—	(0.1)	(0.1)
Disposals	—	(4.6)	(5.6)	(10.2)
Effect of movements in foreign exchange	(2.2)	(11.5)	(0.2)	(13.9)
Balance at December 31, 2022	48.6	219.5	6.8	274.9
Depreciation	10.5	47.1	2.1	59.7
Disposals	(1.5)	(1.0)	(0.2)	(2.7)
Effect of movements in foreign exchange	0.3	0.8	0.1	1.2
Balance at December 31, 2023	57.9	266.4	8.8	333.1
Net book value December 31, 2021	176.2	302.9	10.1	489.2
Net book value December 31, 2022	177.4	309.1	7.4	493.9
Balance at December 31, 2023	181.3	310.8	9.5	501.6

Assets under construction
Additions for the year ended December 31, 2023 include assets under construction of €43.9 million (year ended December 31, 2022: €31.0 million).

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

(ii)    Right-of-use assets

	December 31, 2023	December 31, 2022
	€m	€m
Net book value
Land and Buildings	42.8	35.0
Plant and equipment and motor vehicles	19.2	13.9
Computer equipment	0.1	0.1
Right-of-use assets	62.1	49.0

Additions to right-of-use assets during the year ended December 31, 2023 were €31.7 million (year ended December 31, 2022: €10.8 million).
Lease liabilities are included within loans and borrowings in Note 20. Interest on lease liabilities is presented as a finance cost in Note 10. Payments of lease liabilities are included as a financing activity within the Consolidated Statement of Cash Flows.

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	€m	€m	€m
Depreciation
Land and Buildings	19.8	15.2	10.9
Plant and equipment and motor vehicles	7.7	6.8	5.5
Computer equipment	0.1	0.1	0.2
Depreciation expense of right-of-use assets	27.6	22.1	16.6

13)    Goodwill and Intangibles

	Goodwill	Brands	Computer software	Customer relationships	Total
	€m	€m	€m	€m	€m
Cost
Balance at December 31, 2021	2,099.4	2,422.1	42.9	35.3	4,599.7
Acquisitions through business combinations	2.0	—	—	—	2.0
Additions	—	—	11.3	—	11.3
Transfer from property, plant and equipment (note 12)	—	—	1.7	—	1.7
Disposals	—	—	(0.1)	—	(0.1)
Effect of movements in foreign exchange	0.2	3.5	(0.3)	—	3.4
Balance at December 31, 2022	2,101.6	2,425.6	55.5	35.3	4,618.0
Additions	—	—	13.9	—	13.9
Disposals	—	—	(0.1)	—	(0.1)
Effect of movements in foreign exchange	3.4	4.5	—	—	7.9
Balance at December 31, 2023	2,105.0	2,430.1	69.3	35.3	4,639.7

	Goodwill	Brands	Computer software	Customer relationships	Total
	€m	€m	€m	€m	€m
Accumulated amortization and impairment
Balance at December 31, 2021	—	6.8	24.0	13.8	44.6
Amortization	—	1.1	5.1	2.6	8.8
Impairment	—	—	—	5.8	5.8
Transfer from property, plant and equipment (note 12)	—	—	0.1	—	0.1
Disposals	—	—	(0.1)	—	(0.1)
Effect of movements in foreign exchange	—	—	(0.4)	—	(0.4)
Balance at December 31, 2022	—	7.9	28.7	22.2	58.8
Amortization	—	0.6	5.3	1.8	7.7
Balance at December 31, 2023	—	8.5	34.0	24.0	66.5
Net book value December 31, 2021	2,099.4	2,415.3	18.9	21.5	4,555.1
Net book value December 31, 2022	2,101.6	2,417.7	26.8	13.1	4,559.2
Net book value December 31, 2023	2,105.0	2,421.6	35.3	11.3	4,573.2

Amortization of €7.7 million (2022: €8.8 million; 2021: €8.2 million) is included in ‘other operating expenses’ in the Consolidated Statement of Profit or Loss. The Impairment charge for the year was nil (2022: impairment of customer relationships of €5.8 million; 2021: impairment of computer software €1.7 million) is included in exceptional items in the Consolidated Statement of Profit or Loss.
Goodwill is initially recognized based on the accounting policy for goodwill (see note 3.5) and is subsequently measured at cost less amounts provided for impairment.
The Company’s goodwill, as set out above, and indefinite life brand values of €2,420.9 million (December 31, 2022: €2,416.4 million) have been allocated to the Frozen segment, which represents the lowest level within the Group at which the goodwill is monitored for internal management purposes. As required by IAS 36 'Impairment of Assets', an annual review of the carrying amount of the goodwill and the indefinite life brands is carried out to identify whether there is any impairment to the carrying values. The review is performed using the discounted cash flows model whereby a comparison of the carrying values to the value in use is made. Impairment is identified by comparing the value in use of the Frozen segment, being the level at which Goodwill is monitored, to its carrying value.

Key assumptions
The values for the key assumptions relating to the annual review of the carrying amount of goodwill and indefinite life brands were arrived at by taking into consideration detailed historical information and comparison to external sources where appropriate, such as market rates for discount factors.

•Budgeted cash flows: the calculation of value in use has been based on the cash flow forecasts by management for 2024 to 2028. Beyond 2028 the same assumptions have been applied for future periods in the absence of longer term detailed forecasts. These plans have been prepared and approved by management, and incorporate past performance of the entities acquired in the period, historical growth rates and projections of developments in key markets.
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
•Discount rate: a pre-tax discount rate of 10.4% (2022: 8.3%) was applied to the cash flows. This discount rate has been calculated using a capital asset pricing model using observable market data for comparable companies as well as the share price of Nomad Foods Limited.
•Long-term growth rates: the growth rate used in the testing after the detailed forecasting period was 1.0% (2022: 1.0%). These rates do not reflect the long-term assumptions used by the Company for investment planning and exclude expectations of future inflation.
Sensitivity to changes in assumptions
Impairment was not required in either the year ended December 31, 2023, or December 31, 2022. In each case the valuations derived from the discounted cash flow model indicate a sufficient amount of headroom for which any reasonably possible change to key assumptions is unlikely to result in an impairment of the related goodwill or indefinite-lived intangible assets.
14)    Acquisitions
(a)     Purchase consideration - cash outflow
Cash flows include post-transaction payments for the settlement of contingent consideration for the Fortenova Acquisition which completed in 2021.

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Outflow of cash for business combinations, net of cash acquired	€m	€m	€m
Net cash consideration (received)/paid	—	(0.4)	640.9
Less cash acquired	—	—	(43.6)
Net (inflow)/outflow of cash - investing activities	—	(0.4)	597.3

15)    Investments
The following are the Company's significant investments as of December 31, 2023.

	Activity	Country of incorporation	Country of tax residence	Class of shares held	Ownership
Nomad Foods Europe Holdings Limited	Holding	England	United Kingdom	Ordinary	100%
Nomad Foods Europe Holdco Limited	Holding	England	United Kingdom	Ordinary	100%
Nomad Foods Europe Finco Limited	Holding	England	United Kingdom	Ordinary	100%
Nomad Foods Europe Midco Limited	Holding/ Finance	England	United Kingdom	Ordinary	100%
Nomad Foods Bondco Plc	Finance	England	United Kingdom	Ordinary	100%
Nomad Foods Lux S.à.r.l.	Finance	Luxembourg	Luxembourg	Ordinary	100%
Nomad Foods Europe Limited	Management	England	United Kingdom	Ordinary	100%
Birds Eye Limited	Trading	England	United Kingdom	Ordinary	100%
Nomad Foods Europe Finance Limited	Finance	England	United Kingdom	Ordinary	100%
Birds Eye Ireland Limited	Trading	Republic of Ireland	Republic of Ireland	Ordinary	100%
Iglo Holding GmbH	Holding	Germany	Germany	Ordinary	100%
Iglo Nederland B.V.	Trading	Netherlands	Netherlands	Ordinary	100%
Iglo Belgium S.A.	Trading	Belgium	Belgium	Ordinary	100%
Iglo Portugal	Trading	Portugal	Portugal	Ordinary	100%
Iglo Austria Holdings GmbH	Holding	Austria	Austria	Ordinary	100%
C.S.I. Compagnia Surgelati Italiana S.R.L	Trading	Italy	Italy	Ordinary	100%
Findus Sverige Holdings AB	Holding	Sweden	Sweden	Ordinary	100%
Iglo GmbH	Trading	Germany	Germany	Ordinary	100%
Frozen Fish International GmbH	Trading	Germany	Germany	Ordinary	100%
Liberator Germany Newco GmbH	Property	Germany	Germany	Ordinary	100%
Iglo Austria GmbH	Trading	Austria	Austria	Ordinary	100%
Findus Sverige AB	Trading	Sweden	Sweden	Ordinary	100%
Frionor Sverige AB	Holding	Sweden	Sweden	Ordinary	100%
Findus Holdings France SAS	Holding	France	France	Ordinary	100%
Findus France SAS	Trading	France	France	Ordinary	100%
Findus Espana SLU	Trading	Spain	Spain	Ordinary	100%
Findus Danmark A/S	Trading	Denmark	Denmark	Ordinary	100%
Findus Finland Oy	Trading	Finland	Finland	Ordinary	100%
Findus Norge AS	Trading	Norway	Norway	Ordinary	100%
Findus Norge Holding AS	Holding	Norway	Norway	Ordinary	100%
Toppfrys AB	Trading	Sweden	Sweden	Ordinary	100%
Findus Switzerland AG	Trading	Switzerland	Switzerland	Ordinary	100%
LEDO plus d.o.o.	Trading	Croatia	Croatia	Ordinary	100%
INDUSTRIJA SMRZNUTE HRANE FRIKOM DOO BEOGRAD	Trading	Serbia	Serbia	Ordinary	100%

LEDO d.o.o. Čitluk	Trading	Bosnia & Herzegovina	Bosnia & Herzegovina	Ordinary	100%
IRIDA d.o.o.	Trading	Croatia	Croatia	Ordinary	100%
LEDO Jégkrém és Fagyasztott Élelmiszer Gyártó és Forgalmazó Korlátolt Felelősségű Társaság	Trading	Hungary	Hungary	Ordinary	100%
Ledo d.o.o. (LEDO, podjetje za trgovino s sladoledom, zmrznjeno hrano in storitve, d.o.o.)	Trading	Slovenia	Slovenia	Ordinary	100%
Ledo d.o.o. Podgorica (Društvo Za Proizvodnju, promet roba i usluga “Ledo” d.o.o. Podgorica)	Trading	Montenegro	Montenegro	Ordinary	100%
Ledo Sh.p.k.	Trading	Kosovo	Kosovo	Ordinary	100%
FRIKOM BEOGRAD DOOEL Cucer Sandevo	Trading	North Macedonia	North Macedonia	Ordinary	100%
16)    Deferred tax assets and liabilities
Recognized deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following:

	December 31, 2023			December 31, 2022
	Assets	Liabilities	Total	Assets	Liabilities	Total
	€m	€m	€m	€m	€m	€m
Property, plant and equipment	8.8	(38.2)	(29.4)	6.2	(39.9)	(33.7)
Intangible assets	7.9	(376.1)	(368.2)	29.9	(384.6)	(354.7)
Employee benefits	17.8	—	17.8	13.0	—	13.0
Tax value of loss carry forwards	51.1	—	51.1	43.8	—	43.8
Derivative financial instruments	8.6	(0.7)	7.9	0.1	(8.9)	(8.8)
Other	12.7	(10.1)	2.6	7.4	(12.3)	(4.9)
Tax assets/(liabilities)	106.9	(425.1)	(318.2)	100.4	(445.7)	(345.3)
Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable.
Deferred tax assets that the Company has not recognized in the financial statements amount to €78.5 million (December 31, 2022: €65.2 million). These deferred tax assets had not been recognized as the likelihood of recovery is not probable.

Movement in deferred tax during the year:

	Opening balance Jan 1, 2023	Recognized in Statement of Profit or Loss	Recognized in Other Comprehensive Income	Recognized directly in equity	Movement in foreign exchange	Closing balance Dec 31, 2023
	€m	€m	€m	€m	€m	€m
Property, plant and equipment	(33.7)	4.2	—	—	0.1	(29.4)
Intangible assets	(354.7)	(13.5)	—	—	—	(368.2)
Employee benefits	13.0	(0.1)	6.3	(1.5)	0.1	17.8
Tax value of loss carry forwards	43.8	6.9	—	—	0.4	51.1
Derivative financial instruments	(8.8)	(1.7)	18.5	—	(0.1)	7.9
Other	(4.9)	8.5	—	—	(1.0)	2.6
Total deferred tax	(345.3)	4.3	24.8	(1.5)	(0.5)	(318.2)

	Opening balance Jan 1, 2022	Recognized in Statement of Profit or Loss	Recognized in Other Comprehensive Income	Recognized directly in equity	Movement in foreign exchange	Closing balance Dec 31, 2022
	€m	€m	€m	€m	€m	€m
Property, plant and equipment	(25.5)	(8.7)	—	—	0.5	(33.7)
Intangible assets	(349.1)	(4.8)	—	—	(0.8)	(354.7)
Employee benefits	36.4	1.0	(26.1)	2.0	(0.3)	13.0
Tax value of loss carry forwards	40.4	4.8	—	—	(1.4)	43.8
Derivative financial instruments	(5.3)	(0.5)	(3.3)	—	0.3	(8.8)
Other	(6.2)	1.1	—	—	0.2	(4.9)
Total deferred tax	(309.3)	(7.1)	(29.4)	2.0	(1.5)	(345.3)

17)    Inventories

	December 31, 2023	December 31, 2022
	€m	€m
Raw materials and consumables	125.6	134.2
Work in progress	67.0	64.6
Finished goods and goods for resale	253.8	258.3
Total inventories	446.4	457.1
As at December 31, 2023, the carrying value of inventory includes a hedge accounting basis adjustment which reduces the value of inventory by €0.4 million (year ended December 31, 2022: reduction of €8.4 million). This has been applied to the three inventory categories above.
During the year ended December 31, 2023, €13.6 million (year ended December 31, 2022: €11.5 million, year ended December 31, 2021: €8.3 million) was charged to the Consolidated Statement of Profit or Loss for the write down of inventories.

18)    Trade and other receivables

	December 31, 2023	December 31, 2022
Current assets	€m	€m
Trade receivables	208.3	211.2
Prepayments and accrued income	16.0	15.9
Other receivables	39.1	34.6
Total current trade and other receivables	263.4	261.7
Non-current assets
Other receivables	7.1	8.1
Total non-current trade and other receivables	7.1	8.1
Total trade and other receivables	270.5	269.8

Trade receivables, prepayments and other receivables, except for those defined as non-current, are expected to be recovered in less than 12 months. Other receivables includes VAT receivable.
The aging of trade receivables is detailed below:

	Gross	Impaired	Net
December 31, 2023	€m	€m	€m
Not past due	392.6	(0.1)	392.5
Past due less than 1 month	40.5	(0.9)	39.6
Past due 1 to 3 months	4.6	(0.2)	4.4
Past due 3 to 6 months	2.3	(0.3)	2.0
Past due more than 6 months	4.2	(3.0)	1.2
Sub-total	444.2	(4.5)	439.7
Reduction in trade-terms			(231.4)
Total trade receivables			208.3
	Gross	Impaired	Net
December 31, 2022	€m	€m	€m
Not past due	391.0	(0.2)	390.8
Past due less than 1 month	41.3	(0.1)	41.2
Past due 1 to 3 months	5.8	(0.3)	5.5
Past due 3 to 6 months	2.8	(0.1)	2.7
Past due more than 6 months	5.0	(2.6)	2.4
Sub-total	445.9	(3.3)	442.6
Reduction in trade-terms			(231.4)
Total trade receivables			211.2
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
The Company has previously entered into facilities with third-party banks/credit providers in which the Company sold qualifying trade debtors on a non-recourse basis. Under the terms of these agreements, the Company transferred substantially all the credit risks and control of the receivables. No trade receivables have been derecognized at the period end (December 31, 2022: € nil)

Liabilities related to contracts with customers
The Company has recognized the following liabilities related to contracts with customers:

	Year ended December 31, 2023	Year ended December 31, 2022
	€m	€m
Trade terms liabilities reported within trade receivables	(231.4)	(231.4)
Trade terms liabilities reported within trade and other payables (Note 21)	(75.5)	(63.4)
Total trade terms liabilities	(306.9)	(294.8)
Significant changes to trade terms
No significant changes to trade terms occurred in the year ended December 31, 2023.
Revenue recognized in relation to trade terms
Trade terms relate to sales made with variable consideration and are an estimate as disclosed in Note 4(a). Revenue recognized in the year ended December 31, 2023 relating to performance obligations that were satisfied in the prior year was €21.5 million (2022: €19.0 million).
19)Cash and cash equivalents

		December 31, 2023	December 31, 2022
	Note	€m	€m
Cash and cash equivalents in the Statement of Financial Position		412.9	369.7
Bank overdraft	21	(13.2)	(2.9)
Cash and cash equivalents per Consolidated Statement of Cash Flows		399.7	366.8
‘Cash and cash equivalents’ comprise cash balances and deposits. Bank overdrafts that are repayable on demand and form an integral part of the Company's cash management are included as a component of cash and cash equivalents for the purposes of the Consolidated Statement of Cash Flows.
20)Loans and borrowings
The repayment profile of the syndicated and other loans held by the Company is as follows:

	December 31, 2023	December 31, 2022
	€m	€m
Current liabilities
Syndicated loans	6.5	6.7
Lease liabilities	21.4	22.3
Less capitalized debt discounts and borrowing costs to be amortized within 1 year	(6.5)	(6.4)
Total due in less than one year	21.4	22.6
Non-current liabilities
Syndicated loans	1,287.6	1,333.5
2028 fixed rate senior secured notes	800.0	800.0
Lease liabilities	57.4	44.3
Less capitalized debt discounts and borrowing costs to be amortized in 2-5 years	(26.6)	(25.4)
Less capitalized debt discounts and borrowing costs to be amortized in more than 5 years	(4.7)	(10.1)
Total due after more than one year	2,113.7	2,142.3
Total borrowings	2,135.1	2,164.9
Syndicated loans includes the Senior U.S. Dollar debt of $700.0 million (€656.7 million) (the “Senior USD Loan”) and Senior EUR debt of €130.0 million (a "Senior EUR Loan") both repayable in November 2029, as well as the Senior EUR debt of €553.2 million (a "Senior EUR Loan") repayable in June 2028. The Senior USD Loan includes an annual amortization repayment, equivalent to 1.0% of the original issuance value or $7.0 million (€6.3 million) in October each year beginning in 2023 until maturity. The Senior EUR Loans are repayable only upon maturity. As required under the Senior Facilities Agreement, the Company is also required to undertake an annual excess cash flow calculation whereby additional principal could be repaid.
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
Under the refinancing, the existing revolving credit facility of €80.0 million due 2023, was also replaced with a new €175.0 million facility (the "Revolving Credit Facility") available until June 2026 with an applicable margin of 2.25% per annum that may be adjusted subject to a leverage ratchet. The Revolving Credit Facility may be utilized to support working capital requirements, including letters of credit and bank guarantees. The structure of the Revolving Credit Facility includes a pricing structure linked to environmental impact metrics during the life of the facility, this covers areas of sourcing, packaging and carbon emissions.
Charges of €17.9 million were recognized as a consequence of the refinancing activities in 2021. Of this, €10.1 million relates to the extinguishment of the previous debts, including the write-off of deferred transaction costs.
On November 8, 2022, the Company amended and restated the Senior Facilities Agreement to issue both a $700.0 million (€700.6 million) term loan bearing interest at a rate per annum equal to the term SOFR rate plus 3.75% with a 0.5% floor and a €130.0 million term loan bearing interest at a rate per annum equal to EURIBOR plus 3.5% with a zero floor, both due November 10, 2029. The net proceeds from these loans were used to repay and extinguish the Company's existing Senior Secured U.S. Dollar term loan due in 2024 in full, and for transaction expenses and general corporate purposes. The new term loans were issued at a discount of €31.3 million, which together with eligible transaction costs of €5.1 million have been capitalized and will be amortized over the life of the debt. On November 10, the Company closed out its existing cross currency interest rate swaps and has entered into a number of new 5-year cross-currency and interest rate swaps for the new Term Loans, as detailed in Note 32.
A net income of €2.3 million has been recognized as a consequence of the refinancing activities in 2022 as detailed in Note 10.

On September 22, 2023 the Company completed a repricing of its $693.0 million term loan due 2029 which reduced the interest rate from SOFR plus 3.75% to SOFR plus 3.0%. There are no changes to the maturity of the Term Loan as a result of this repricing. The repricing represents a modification of a financial liability, such that a modification gain of €17.2 million has been recognized, representing the difference between the remaining original contractual cash flows and the modified cash flows, both discounted at the original effective interest rate. Eligible transaction costs associated with the modification of €2.4 million have been added to the loan carrying amount and amortized over the remaining loan term. The carrying amount of the loan is revised to reflect the new cash outflows at the date of modification.
In addition to the Revolving Credit Facility, the Company also has an aggregate of €12.3 million (December 31, 2022: nil) available through other revolving credit facilities. As at December 31, 2023 €2.7 million (December 31, 2022: €1.8 million) of the revolving credit facilities have been utilized for issuance of letters of credit and bank guarantees.
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
The Senior Facilities Agreement includes an excess cash flow calculation whereupon an amount of principal shall be repaid based upon terms including cash generated during the year and leverage. In 2023 the amount repaid was nil relating to the calculation performed at the end of 2022. Based on the calculation performed for December 31, 2023, there will be no excess cash flow repayment in 2024.
In connection with its pension scheme, Findus Sverige AB, a 100% owned subsidiary, is required to obtain credit insurance with PRI Pensionsgaranti (“PRI”), a credit insurance company that provides insurance annually against the risk of a sponsoring company’s insolvency. In connection with such credit insurance, as at December 31, 2023 Findus Sverige AB has granted floating charges over certain assets in favor of PRI in an amount of SEK 300 million (€27.0 million) (December 31, 2022: €27.0 million) and Nomad Foods Limited has issued a parent guarantee to PRI which will not exceed SEK 640 million (€57.6 million) (December 31, 2022: SEK 640 million (€57.5 million)).

21)Trade and other payables

	December 31, 2023	December 31, 2022
Current liabilities	€m	€m
Trade payables	400.6	433.3
Accruals and deferred income	186.2	126.4
Trade terms payable	75.5	63.4
Social security and other taxes	30.6	25.0
Other payables	20.1	18.3
Financial payables	43.6	26.1
Bank overdrafts	13.2	2.9
Total current trade and other payables	769.8	695.4
Non-current liabilities
Accruals and deferred income	0.5	1.1
Total non-current trade and other payables	0.5	1.1
Total trade and other payables	770.3	696.5
The Company has implemented a Supply Chain Financing (“SCF”) program for its suppliers. The principal purpose of these arrangements is to provide the supplier with the option to access liquidity earlier through the sale of its receivables due from the Company to a bank or other financial institution prior to their due date. Management has determined that the Company’s payables to these suppliers have neither been extinguished nor have the liabilities been significantly modified by these arrangements. The value of amounts payable, invoice due dates and other terms and conditions applicable, from the Company’s perspective, remain unaltered, with only the ultimate payee being changed. At December 31, 2023, there was no material usage of the programs (December 31, 2022: nil). The cash outflows in respect of these arrangements will be recognized within operating cash flows.

22)Employee benefits
The Company operates defined benefit plans as well as defined contribution plans.

i.Defined contribution plans
The total expense relating to defined contribution plans for the year ended December 31, 2023 was €14.1 million (year ended December 31, 2022: €13.4 million, year ended December 31, 2021: €10.2 million)

ii.Defined benefit plans
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

	December 31, 2023	December 31, 2022
	€m	€m
Net employee benefit obligations-Germany	90.7	69.4
Net employee benefit obligations-Sweden	49.8	45.4
Net employee benefit obligations-Italy	4.0	4.0
Net employee benefit obligations-Switzerland	3.3	3.4
Net employee benefit obligations-Austria	3.0	2.8
Net employee benefit obligations-total of other countries	7.5	7.1
Total net employee benefit obligations	158.3	132.1

The net obligation of €7.5 million (December 31, 2022: €7.1 million) in respect of other countries is the aggregate of a number of different types of minor schemes, each one not being considered individually material.
The amount included in the Consolidated Statement of Financial Position arising from the Company’s obligations in respect of its defined benefit retirement plans and other post-employment benefits is as follows:

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
December 31, 2023	€m	€m	€m
Present value of unfunded employee benefit obligations	58.8	6.4	65.2
Present value of funded employee benefit obligations	203.1	—	203.1
Subtotal present value of employee benefit obligations	261.9	6.4	268.3
Fair value of plan assets	(110.0)	—	(110.0)
Recognized liability for net employee benefit obligations	151.9	6.4	158.3

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
December 31, 2022	€m	€m	€m
Present value of unfunded employee benefit obligations	54.0	6.4	60.4
Present value of funded employee benefit obligations	179.3	—	179.3
Subtotal present value of employee benefit obligations	233.3	6.4	239.7
Fair value of plan assets	(107.6)	—	(107.6)
Recognized liability for net employee benefit obligations	125.7	6.4	132.1

Reconciliation from the opening balances to the closing balances for the net employee benefit obligation and its components, including the amounts recognized in the Consolidated Statement of Profit or Loss and the Consolidated Statement of Comprehensive Income:

	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit obligation
	2023	2022	2023	2022	2023	2022
	€m	€m	€m	€m	€m	€m
Balance at January 1	239.7	352.6	(107.6)	(108.4)	132.1	244.2
Included in the Consolidated Statement of Profit or Loss
Current service cost	3.4	6.2	—	—	3.4	6.2
Interest cost/(income)	8.1	3.8	(3.5)	(1.0)	4.6	2.8
	11.5	10.0	(3.5)	(1.0)	8.0	9.0
Included in the Consolidated Statement of Comprehensive Income
Actuarial loss/(gain) arising from:
–demographic assumptions	0.5	(1.8)	—	—	0.5	(1.8)
–financial assumptions	15.8	(118.4)	—	—	15.8	(118.4)
–experience adjustment	9.8	7.7	—	—	9.8	7.7
Loss on plan assets, excluding interest income	—	—	0.6	4.4	0.6	4.4
Exchange adjustments	1.8	(3.5)	(1.1)	(0.7)	0.7	(4.2)
	27.9	(116.0)	(0.5)	3.7	27.4	(112.3)
Other
Contributions by employer	—	—	(1.9)	(1.4)	(1.9)	(1.4)
Contributions by members	1.0	3.2	(1.0)	(3.2)	—	—
Benefits paid	(10.4)	(10.1)	4.5	2.7	(5.9)	(7.4)
Other movements	(1.4)	—	—	—	(1.4)	—
	(10.8)	(6.9)	1.6	(1.9)	(9.2)	(8.8)
Balance at December 31	268.3	239.7	(110.0)	(107.6)	158.3	132.1
Current service cost is allocated between cost of sales and other operating expenses. Interest on net employee benefit obligation is disclosed in net financing costs.
The cumulative amount of actuarial gains recognized is as follows:

	Year ended December 31, 2023	Year ended December 31, 2022
	€m	€m
Cumulative amount of actuarial gains recognized in Consolidated Statement of Comprehensive Income	45.1	71.8
The fair value of plan assets, all at quoted prices are as follows:

	December 31, 2023	December 31, 2022
	€m	€m
Equities	36.7	37.6
Debt instruments	35.1	34.8
Property	23.0	23.1
Other	15.2	12.1
Total	110.0	107.6

The following are the principal actuarial assumptions at the reporting date for the defined benefit retirement plans in Germany, Sweden, Austria, Switzerland and Italy. The remaining employee benefit plans are not considered to be material, individually and in aggregate, and therefore we do not provide disclosure of the individual actuarial assumptions for those plans:

	Defined benefit retirement plans
December 31, 2023	Germany	Sweden	Austria	Switzerland	Italy
Discount rate	3.35%	3.20%	3.90%	1.75%	3.04%
Inflation rate	2.20%	1.60%	5.00%	1.25%	2.30%
Rate of increase in salaries	3.00%	2.60%	5.00%	1.75%	3.23%
Rate of increase for pensions in payment	1.00%-2.20%	2.00%	—	—	—

	Defined benefit retirement plans
December 31, 2022	Germany	Sweden	Austria	Switzerland	Italy
Discount rate	3.80%	4.00%	3.20%	1.95%	3.50%
Inflation rate	2.20%	2.00%	5.00%	1.25%	2.50%
Rate of increase in salaries	2.80%	3.00%	5.00%	1.75%	3.38%
Rate of increase for pensions in payment	1.00%-2.20%	2.00%	—	—	—

In valuing the liabilities of the pension fund at December 31, 2023 and December 31, 2022, mortality assumptions have been made as indicated below. The assumptions relating to longevity underlying the pension liabilities at the financial year end date are based on standard actuarial mortality tables and include an allowance for future improvements in longevity. The assumptions are based on the following mortality tables:
•Germany: Richttafeln 2018 G
•Sweden: DUS 23
•Austria: AVÖ 2018 - P
•Switzerland: BVG 2020 GT
•Italy: RG48
These references are to the specific standard rates of mortality that are published and widely used in each country for the use of actuarial assessment of pension liabilities and take account of local current and future average life expectancy. The average life expectancy of an individual retiring at the end of the year is not a relevant assumption for Italy as all defined benefit liabilities are settled at, or before, the time of retirement.

December 31, 2023 (years)	Germany	Sweden	Austria	Switzerland	Italy
Retiring at the end of the year:
Male	21	22	24	22	N/A
Female	25	24	26	24	N/A

December 31, 2022 (years)	Germany	Sweden	Austria	Switzerland	Italy
Retiring at the end of the year:
Male	21	22	23	22	N/A
Female	25	24	26	24	N/A

The history of experience adjustments from inception of the Company for the employee benefit plans is as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
	€m	€m	€m
Present value of defined benefit obligations	261.9	233.3	341.5
Fair value of plan assets	(110.0)	(107.6)	(108.4)
Recognized liability in the scheme	151.9	125.7	233.1
Experience losses on plan liabilities	9.8	7.7	1.8
Experience losses/(gains) on plan assets	0.6	4.4	(9.6)
Net defined benefit obligation - sensitivity analysis
The effect of a 1 percentage point movement in the most significant assumptions for the year ended December 31, 2023 is as follows:

	Increase	Decrease
	€m	€m
Discount rate	(32.7)	41.3
Inflation rate	27.5	(21.8)
Rate of increase in salaries	6.5	(5.5)
Rate of increase for pensions in payment	27.8	(20.4)
There are no deficit elimination plans for any of the defined benefit plans. Expected contributions and payments to post-employment benefit plans for the period ending December 31, 2024 are €7.5 million. The weighted average duration of the defined benefit obligations is 15.2 years.

23)Provisions

	Restructuring	Provisions related to other taxes	Other	Total
	€m	€m	€m	€m
Balance at December 31, 2021	5.6	7.9	28.7	42.2
Additional provision in the period	2.6	0.9	2.4	5.9
Release of provision	(0.6)	—	(3.4)	(4.0)
Utilization of provision	(2.5)	(0.1)	(3.4)	(6.0)
Foreign exchange	(0.3)	—	(0.4)	(0.7)
Balance at December 31, 2022	4.8	8.7	23.9	37.4
Additional provision in the period	21.9	—	4.6	26.5
Release of provision	(6.3)	(1.0)	(3.0)	(10.3)
Utilization of provision	(7.7)	(0.1)	(9.3)	(17.1)
Balance at December 31, 2023	12.7	7.6	16.2	36.5
Analysis of total provisions:			December 31, 2023	December 31, 2022
			€m	€m
Current			35.1	36.1
Non-current			1.4	1.3
Total			36.5	37.4
Restructuring
The €12.7 million (2022: €4.8 million) provision relates to committed plans for certain restructuring activities of exceptional nature which are due to be completed within the next 12 months.
The amounts have been provided based on the latest information available on the likely remaining expenditure required to complete the committed plans.
Provisions relating to other taxes
The €7.6 million (2022: €8.7 million) provision relates to other, non-income taxes due to tax authorities after tax investigations within certain operating subsidiaries within the Nomad Group.
Other
Other provisions include €1.1 million (December 31, 2022: €2.8 million) of contingent liabilities acquired as part of the Goodfella’s Pizza acquisition, €2.8 million (December 31, 2022: €2.8 million) of obligations in Italy, €6.1 million (December 31, 2022: €4.3 million) for asset retirement obligations, €0.6 million (December 31, 2022: €0.9 million) of pre-acquisition related liabilities related to the acquisition date liabilities of Aunt Bessie's Limited, €2.8 million (December 31, 2022: €2.2 million) of provisions in the period relate to employer taxes on the Long-term Incentive Plan (see Note 8) which would become payable on the issuance of shares, and other obligations from previous accounting periods.

24)Share capital and capital reserve, Founder Preferred Shares Dividend amount and Dividends
Share capital and capital reserve
Comprised of share capital and share premium.

	As at December 31, 2023	As at December 31, 2022
	€m	€m
Authorized:
Unlimited number of Ordinary Shares with nil nominal value issued at $10.00 per share	n/a	n/a
Unlimited number of Founder Preferred Shares with nil nominal value issued at $10.00 per share	n/a	n/a
Issued and fully paid:
163,167,134 (December 31, 2022: 172,550,253) Ordinary Shares with nil nominal value	1,453.4	1,613.2
Nil (December 31, 2022: 1,500,000) Founder Preferred Shares with nil nominal value	—	10.6
Total share capital and capital reserve	1,453.4	1,623.8
Listing and share transaction costs	(27.3)	(27.1)
Total net share capital and capital reserve	1,426.1	1,596.7

Ordinary Shares

Issued and Repurchased Ordinary shares (number in millions)
Balance at December 31, 2021	173.6
Shares issued in the year	0.2
Shares repurchased in the year	(1.2)
Balance at December 31, 2022	172.6
Shares converted from Founder Preferred Shares	1.5
Shares issued in the year	0.4
Shares repurchased in the year	(11.3)
Balance at December 31, 2023	163.2
Note 8(b) sets out the Non-Executive Directors' and Directors' and Senior Management Restricted share awards.
Note 26 sets out the Founder Preferred Share Dividends issued as ordinary shares in all years presented.
On March 13, 2020, the Company announced a share repurchase program to purchase up to an aggregate of $300.0 million of the Company’s ordinary shares. During 2021, 507,396 ordinary shares were repurchased and cancelled at an average price of $25.29 for aggregate gross costs of $12.8 million (€10.5 million) under this authorization.

On August 5, 2021, the Company announced a new share repurchase program to purchase up to an aggregate of $500.0 million of the Company’s ordinary shares, to be executed in the period to August 2024. Acquisitions pursuant to the stock repurchase program may be made from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions, at the Company's discretion, as permitted by securities laws and other legal requirements. Pursuant to the program, as at December 31, 2021, 3,090,082 ordinary shares had been repurchased and canceled at an average price of $24.50, for aggregate gross costs of $75.8 million (€67.1 million). Directly attributable transaction costs of €0.1 million were incurred. During 2022, a further 1,160,547 ordinary shares were repurchased and canceled in open market transactions at an average price of $26.23 for aggregate gross costs of $30.5 million (€26.8 million) under this authorization. Directly attributable transaction costs were immaterial. During 2023, a further 11,314,705 ordinary shares were repurchased and canceled in open market transactions at an average price of $16.33 for aggregate gross costs of $185.0 million (€170.9 million) under this authorization. Directly attributable costs of €0.2 million were incurred.
On November 6, 2023, the Company's Board of Directors authorized a new share repurchase program to purchase up to an aggregate of $500.0 million of the Company’s ordinary shares. Acquisitions pursuant to the share repurchase program may be made from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions, at the Company's discretion, as permitted by securities laws and other legal requirements. This new program replaces the previous authorization which was established in August 2021 and finished at the end of 2023. The new program will expire at the end of 2026.
From January 1, 2024 to February 27, 2024, the Company has repurchased an additional 447,962 ordinary shares in open market transactions for $7.8 million (€7.1 million) under its previously announced share repurchase program authorized by Nomad’s Board of Directors in November 2023.
Listing and share transaction costs
As at December 31, 2023, cumulative listing and share transaction costs, which includes the total cost of admission and share issuance expenses, as well as costs associated with share repurchases were €27.3 million and are disclosed as a deduction directly against the capital reserve.

€m
At December 31, 2021	27.1
Share transaction costs	—
At December 31, 2022	27.1
Share transaction costs	0.2
At December 31, 2023	27.3
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

2.commencing on January 1, 2015 and for each financial year thereafter:

a.once the average price per ordinary share for the Dividend Determination Period, i.e. the last ten consecutive trading days of a year is at least $11.50 (which condition has been satisfied for the year ended December 31, 2015), the right to receive a Founder Preferred Shares Annual Dividend Amount (as more fully described below), payable in Ordinary Shares or cash, at the Company’s sole option; and

b.the right to receive dividends and other distributions as may be declared from time to time by the Company’s board of directors with respect to the Ordinary Shares (such dividends to be distributed among the holders of Founder Preferred Shares, as if for such purpose the Founder Preferred Shares had been converted into Ordinary Shares immediately prior to such distribution) plus an amount equal to 20% of the dividend which would be distributable on such number of Ordinary Shares equal to the Preferred Share Dividend Equivalent (as defined below); and

3.in addition to amounts payable pursuant to clause 2 above, the right, together with the holders of Ordinary Shares, to receive such portion of all amounts available for distribution and from time to time distributed by way of dividend or otherwise at such time as determined by the Directors; and

4.the right to an equal share (with the holders of Ordinary Shares on a share for share basis) in the distribution of the surplus assets of Nomad on its liquidation as are attributable to the Founder Preferred Shares; and

5.the ability to convert into Ordinary Shares on a 1-for-1 basis (mandatorily upon a Change of Control or the seventh full financial year after an acquisition)
See Note 26 for further information on the Founder Preferred Shares Dividends issued.
The Founder Preferred Shares converted into Ordinary Shares on a 1-for-1 basis on January 3, 2023.
Dividends
A dividend of $0.15 per share for the quarter ended December 31, 2023 was approved by the Board of Directors on January 29, 2024 and paid February 26, 2024. As this was approved after the date of the Consolidated Statement of Financial Position, the dividend of $24.4 million (€22.4 million) has not been recorded as a liability in these consolidated financial statements.
25)    Share-based compensation reserve
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
All Awards are to be settled by physical delivery of shares. Note 8(b) sets out the Non-Executive Directors' and Directors' and Senior Management Restricted share awards.

	2023	2022	2021
	€m	€m	€m
Balance as of January 1	13.8	6.9	8.3
Non-Executive Directors' restricted share awards charge	0.6	0.6	0.8
Directors' and Senior Management share awards charge	23.5	7.5	4.3
Shares issued upon vesting of awards	(0.3)	(0.4)	(0.7)
Reclassification of awards for settlement of tax liabilities	(6.2)	(0.8)	(5.8)
Balance as of December 31	31.4	13.8	6.9

26)Founder Preferred Shares Dividend Reserve
The Founder Preferred Shares converted on a 1-for-1 basis into Ordinary Shares on January 3, 2023. A summary of the key terms of the Founder Preferred Shares is set out in Note 24.
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
As of December 31, 2022, no Founder Preferred Shares Annual Dividend Amount was due, as the average price per ordinary share for the last ten consecutive trading days of the year did not reach the previously achieved 2020 Dividend Price of $25.2127. As no further dividends are payable, the remaining reserve as of December 31, 2022 was released directly to retained earnings.

27)Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations, as well as from the translation of liabilities that hedge the Company’s net investment in a foreign subsidiary.

	Year ended December 31,
	2023	2022	2021
	€m	€m	€m
Balance as of January 1	89.3	105.1	84.7
Adjustment on adoption of hedge accounting under IFRS 9	—	—	1.6
Restated balance as of January 1	89.3	105.1	86.3
Foreign currency translation adjustments	11.7	(15.8)	31.7
Net deferred losses on net investment hedges (1)	—	—	(12.9)
Total presented in Other Comprehensive Income	11.7	(15.8)	18.8
Balance as of December 31	101.0	89.3	105.1

(1) Losses on net investment hedges are offset by nil gains on GBP net investments included within the foreign currency translation adjustments (2022: nil , 2021: gains of €24.6 million).

The translation reserve as at December 31, 2023 and as at December 31, 2022 did not include any balances relating to continuing hedging relationships. The translation reserve as at December 31, 2023 included €50.8 million (December 31, 2022: €50.8 million) relating to a discontinued hedging relationship in respect of GBP net investments.

28)    Other reserves
Under IFRS, cost of hedging allows firms to separately account for the fair value movement attributable to foreign currency basis under other comprehensive income (OCI) thereby excluding its impact from the hedge designation itself. Details of the Company's cash flow hedge accounting is detailed in Note 32.
The table below shows the movement in the cash flow hedging reserve and cost of hedging reserve during the year, including the gains or losses arising on the revaluation of hedging instruments during the year and the amount reclassified from Other Comprehensive Income ("OCI") to the Consolidated Statement of Profit or Loss in the year.

	Cross currency interest rate swaps	Forward currency contracts	Total Cash flow hedge reserve	Cost of Hedging reserve	Total Other reserves
	€m	€m	€m	€m	€m
Balance as of December 31, 2020	(4.5)	(20.0)	(24.5)	—	(24.5)
Reallocation for IFRS 9 changes to policy	2.8	—	2.8	(4.4)	(1.6)
Balance as of January 1, 2021 (restated)	(1.7)	(20.0)	(21.7)	(4.4)	(26.1)
Change in fair value of hedging instrument recognized in OCI for the year	73.3	9.3	82.6	2.4	85.0
Transferred to the carrying value of inventory	—	27.6	27.6	—	27.6
Reclassified from OCI to net finance costs	(64.1)	—	(64.1)	1.7	(62.4)
Deferred tax	(2.4)	(11.1)	(13.5)	(0.1)	(13.6)
Balance as of December 31, 2021	5.1	5.8	10.9	(0.4)	10.5
Change in fair value of hedging instrument recognized in OCI for the year	101.3	57.3	158.6	0.1	158.7
Transferred to the carrying value of inventory	—	(55.2)	(55.2)	—	(55.2)
Reclassified from OCI to net finance costs	(92.2)	—	(92.2)	1.3	(90.9)
Deferred tax	(2.1)	(1.0)	(3.1)	(0.2)	(3.3)
Balance as of December 31, 2022	12.1	6.9	19.0	0.8	19.8
Change in fair value of hedging instrument recognized in OCI for the year	(30.3)	(22.5)	(52.8)	1.9	(50.9)
Transferred to the carrying value of inventory	—	(4.2)	(4.2)	—	(4.2)
Reclassified from OCI to net finance costs	(8.7)	—	(8.7)	0.9	(7.8)
Deferred tax	10.3	8.9	19.2	(0.7)	18.5
Balance as of December 31, 2023	(16.6)	(10.9)	(27.5)	2.9	(24.6)

29)Earnings per share
Basic earnings per share

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Profit for the year attributable to equity owners of the parent (€m)	192.7	249.8	181.0
Weighted average Ordinary Shares, Founder Preferred Shares and shares issuable solely after the passage of time (number)	170,573,002	174,279,621	178,070,770
Basic earnings per share (€’s)	1.13	1.43	1.02
For the year ended December 31, 2023, basic earnings per share is calculated by dividing the profit attributable to the shareholders of the Company of €192.7 million (year ended December 31, 2022: €249.8 million, year ended December 31, 2021: €181.0 million) by the weighted average number of Ordinary Shares of 170,537,002 (December 31, 2022: 172,779,621, year ended December 31, 2021: 176,570,770), Founder Preferred Shares of nil (December 31, 2022: 1,500,000, year ended December 31, 2021: 1,500,000) and shares to be issued in future years as performance conditions have been met of 36,000 (December 31, 2022: nil, year ended December 31, 2021: nil).
Diluted earnings per share

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Profit for the year attributable to equity owners of the parent (€m)	192.7	249.8	181.0
Weighted average Ordinary Shares, Founder Preferred Shares, shares issuable solely after the passage of time, potential ordinary shares and contingently issuable shares (number)	171,203,914	174,279,621	178,070,770
Diluted earnings per share (€’s)	1.13	1.43	1.02
The number of shares in the diluted earnings per share calculation includes an estimate of 87,656 potential ordinary shares, calculated using the treasury method, on long term incentive plans contingent on service only (December 31, 2022: nil, year ended December 31, 2021: nil) and contingently issuable shares of 543,256 (December 31, 2022: nil, year ended December 31, 2021: nil). There are no adjustments to the profit for the year attributable to equity owners of the parent for any year presented.
30)Reconciliation of liabilities arising from financing activities
The table below details changes in the Company's liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be classified in the Company's consolidated statements of cash flows from financing activities.

	Cash / non-cash	Total loans and borrowings (Note 20)	Financial payables (Note 21)	Derivatives: (Net) Fair value of forward foreign exchange and currency swap contracts FVTPL	Derivatives: (Net) Fair value of cross currency interest rate swaps
		€m	€m	€m	€m
Opening balance January 1, 2023		2,164.9	26.1	—	56.4
Cash inflow (1)	Cash	6.0	—	—	7.6
Cash outflow (1)	Cash	(46.0)	(101.2)	—	(0.8)
Interest accretion (2)	Cash	3.4	120.4	—	—
Exchange movement	Non-cash	(22.8)	(0.4)	—	—
Fair value changes	Non-cash	—	—	—	28.6
Other non-cash adjustments	Non-cash	29.6	(1.3)	—	—
Closing balance December 31, 2023		2,135.1	43.6	—	91.8

	Cash / non-cash	Total loans and borrowings (Note 20)	Financial payables (Note 21)	Derivatives: (Net) Fair value of forward foreign exchange and currency swap contracts FVTPL	Derivatives: (Net) Fair value of cross currency interest rate swaps
		€m	€m	€m	€m
Opening balance January 1, 2022		2,227.4	19.7	0.4	20.6
Cash inflow (1)	Cash	799.3	—	0.3	139.1
Cash outflow	Cash	(947.9)	(68.5)	—	—
Interest accretion (2)	Cash	2.3	77.5	—	—
Exchange movement	Non-cash	60.9	(0.3)	—	—
Fair value changes	Non-cash	—	—	(0.7)	(103.3)
Other non-cash adjustments	Non-cash	22.9	(2.3)	—	—
Closing balance December 31, 2022		2,164.9	26.1	—	56.4
(1) Cash flows from cross currency and interest rate swaps are part of effective cash flow hedging relationships. The part of cash flows from cross currency and interest rate swaps related to payment of interest is presented within interest paid in the Consolidated Statement of Cash Flows. The part of cash flows from cross currency and interest rate swaps related to repayment of loan principal is presented within (payment)/proceeds on settlement of derivatives in the Consolidated Statement of Cash Flows.

(2) Interest accretion includes interest on lease liabilities.
31)Cash flows from operating activities

		Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	Note	€m	€m	€m
Cash flows from operating activities
Profit for the year		192.7	249.8	181.0
Adjustments for:
Exceptional items	7	72.5	48.7	45.3
Non-cash fair value purchase price adjustment of inventory	5	—	—	8.4
Share based payments expense		24.1	8.1	5.1
Depreciation and amortization	6	95.0	88.6	71.6
Loss on disposal and impairment of property, plant and equipment		1.2	0.8	0.7
Net finance costs	10	86.8	54.4	106.0
Taxation	11	60.9	71.2	55.7
Operating cash flow before changes in working capital, provisions and exceptional items		533.2	521.6	473.8
Decrease/(increase) in inventories		18.8	(61.7)	(23.8)
Decrease/(increase) in trade and other receivables		0.3	(38.3)	24.1
Increase/(decrease) in trade and other payables		42.1	5.6	(25.0)
(Decrease)/increase in employee benefit and other provisions		(3.2)	(2.4)	1.2
Cash generated from operations before tax and exceptional items		591.2	424.8	450.3

32)Financial risk management

Overall risk management policy
The Company’s activities expose it to a variety of financial risks, including currency risk, interest rate risk, credit risk and liquidity risk.
The Company’s overall risk management program focuses on minimizing potential adverse effects on the Company’s financial performance. Where appropriate, the Company uses derivative financial instruments to hedge certain risk exposures.The Company has an exposure to interest rate risk arising principally on changes in US dollar and euro interest rates on its borrowings. To manage the risk, the Group currently fixes 75% of its borrowings through fixed-interest-rate loans and interest rate derivatives.
The Company’s transactional foreign currency risk is primarily driven by its US dollar denominated purchases. The Company has a policy approved by the Board for hedging its non-functional currency forecast transactions for up to 24 months. The hedging policy target is to achieve 90% of forecast transactional foreign currency exposure for the current financial year.
Risk management is led by senior management and executed according to Company policy. All hedging activity is carried out by a central treasury department that evaluates and hedges financial risks according to forecasts provided by the Company’s operating units.
Derivatives and hedging

Derivatives are used for economic hedging purposes and not as speculative investments. Where derivatives do not meet hedge accounting criteria, they are classified as 'fair value through profit or loss' for accounting purposes and are accounted for at fair value through profit or loss. They are presented as current assets or liabilities to the extent they are expected to be settled within 12 months after the end of the reporting period. The Company's derivative financial instruments are disclosed within Note 33.
Hedge accounting is applied to remove the accounting mismatch between the hedging instrument and the hedged item. The effective portion of the change in the fair value of the hedging instrument is accounted for in the translation reserve or cash flow hedge reserve through Other Comprehensive Income and will be recognized in profit or loss in the same period as the hedged item. Movements in the Company's translation reserve and cash flow hedging reserve are presented in Notes 27 and 28 respectively. The Company's accounting policy for hedge accounting is disclosed within Note 3.
In creating cash flow hedges over U.S. Dollar debt, the Company enters into cross currency hedging arrangements with matching critical terms as the hedged item, such as reference rate, reset dates, payment dates, and notional amount.
On July 29, 2021 the Company extended its CCIRS used to hedge the foreign currency and interest rate risk on its previous Senior USD Loan from May 2022 to May 2024 to align with the maturity date of the USD Term Loan. As part of the transaction, the EUR fixed rate paid by the Company was amended and reflected in the underlying interest cost. The transaction was considered to be a substantial modification of the hedging instruments, so is considered to be a new hedging relationship which will give rise to some ineffectiveness in future periods. CCIRS contracts that were previously used as a net investment hedge of the Company’s investments in Pound Sterling were also extinguished. A change in fair value of the CCIRS arose as a consequence of the transaction, which the Company wrote-off immediately as a cost of extinguishment. This non-cash loss of €6.8 million, as well as the write-off of the cost of hedging reserves associated with the discontinued net investment hedge, were presented as a one-off charge for the transaction as disclosed in Note 10. The cash flow hedge reserve related to the previous hedge relationship was then released on a straight line basis until May 2022.
As part of the extension of the cross currency interest rate swaps on July 29, 2021 the Company entered into off market derivatives with an embedded financing component. Amortization of the embedded financing component led to some ineffectiveness in the hedging relationship until they were closed out on November 8, 2022.

On November 10, 2022, to align with the Company's refinancing of its U.S. Dollar denominated Term Loans as detailed in Note 20, the Company closed out its existing cross currency interest rate swaps and entered into a number of new 5-year cross-currency and interest rate swaps for the new Term Loans. The cash flow hedge reserve associated with this hedging relationship on November 8, 2022 included unrealized gains of €45.6 million. As a significant portion of the U.S. Dollar interest rate cash-flows will continue to occur, the gains relating to this portion of €35.2 million was kept in the reserve and is being reclassified to the Statement of Profit or Loss in alignment to the original hedged cash flows, which end in May 2024. The remaining cash flow hedge reserve along with a portion of the cost of hedging reserve have been released to the Statement of Profit or Loss as presented in Note 10 as the hedged cash flows will no longer occur.
In October 2023, our CCIRS were amended, effective October 10, 2023 to align more closely with the amended cash flows of our USD term loan following the repricing in September 2023, as detailed in Note 20. The amendment is considered to represent a modification of the existing swaps. In accordance with the risk management strategy and hedging documentation, the cash flow hedging relationship will continue. A change in fair value of the CCIRS of €0.2 million arose as a consequence of the transaction, which the Company wrote-off immediately.
As at December 31, 2023, the Company has $693.0 million (December 31, 2022: $700.0 million) of U.S. Dollar SOFR floating rate debt. The Company uses cross currency interest rate swaps to convert this into €693.6 million (December 31, 2022: €700.6 million) of debt with a fixed rate of interest and designated as a cash flow hedge.
In addition, the Company has interest rate swaps, where in exchange for receiving cash flows matching the payments of principal and interest due under the €130.0 million (December 31, 2022: €130.0 million) Senior EUR debt, the Company pays fixed amounts of interest and principal. These swaps have been designated as a cash flow hedge.
There was no material ineffectiveness during 2023 (2022:no material ineffectiveness) in relation to the cash flow hedges using cross currency interest rate swaps and interest rate swaps.
The effects of the cash flow hedging instruments on the Company's financial position and performance are as follows:

All amounts stated in €m, unless otherwise stated	December 31, 2023	December 31, 2022
USD - cross currency interest rate swaps
Carrying amount of liability	(89.0)	(56.6)
Notional amount (USD million)	$693.0	$700.0
Maturity date	9/22/2027	10/10/2027
Change in fair value of outstanding hedging instruments since January 1	(24.8)	(36.0)
Change in value of hedged item used to assess effectiveness	24.8	36.0
Weighted average hedged rate of outstanding hedging instruments - currency	1.00	1.00
Weighted average hedged rate of outstanding hedging instruments - interest	6.0%	6.7%

All amounts stated in €m, unless otherwise stated	December 31, 2023	December 31, 2022
EUR - interest rate swaps
Carrying amount of (liability)/asset	(2.8)	0.2
Notional amount (EUR)	€130.0	€130.0
Maturity date	10/10/2027	10/10/2027
Change in fair value of outstanding hedging instruments since January 1	(3.3)	0.2
Change in value of hedged item used to assess effectiveness	3.3	(0.2)
Weighted average hedged rate for the year (or since inception)	6.7%	6.7%
In order to qualify as a cash flow hedge, the hedging instrument must meet the requirements of IFRS 9, including alignment of the critical terms between the hedging instrument and hedged item. The group designates the forward component of forward contracts as the hedging instrument.
Hedge ineffectiveness may arise if the timing or amount of the forecast transaction changes from what was originally estimated. There was no material ineffectiveness during 2023 (2022: no material ineffectiveness) in relation to the forward foreign exchange contracts.

The effects of the foreign currency hedging instruments on the Company's financial position and performance are as follows:

As at December 31, 2023	EUR/USD	GBP/USD	GBP/EUR	SEK/EUR	SEK/USD	Other Currencies
	€m	€m	€m	€m	€m	€m
Derivative financial instruments - forward currency contracts
Carrying amount of assets	0.6	0.1	0.9	—	—	0.3
Carrying amount of liabilities	(5.0)	(1.7)	(3.8)	(4.6)	(0.2)	(2.9)
Notional amount	348.0	62.5	372.6	122.7	5.6	101.5
Fair value losses/(gains) of outstanding hedging instruments since January 1	5.0	2.8	7.7	3.1	(0.1)	0.2
Weighted average hedge rate for the year	1.10	1.24	1.13	0.09	0.10	N/A

As at December 31, 2022	EUR/USD	GBP/USD	GBP/EUR	SEK/EUR	SEK/USD	Other Currencies
	€m	€m	€m	€m	€m	€m
Derivative financial instruments - forward currency contracts
Carrying amount of assets	7.4	2.1	6.4	2.4	0.5	1.1
Carrying amount of liabilities	(3.0)	(0.1)	—	—	—	(0.6)
Notional amount	288.6	44.3	194.9	58.2	9.8	45.9
Fair value losses/(gains) of outstanding hedging instruments since January 1	6.2	(6.7)	(9.0)	(4.4)	(0.6)	(0.6)
Weighted average hedge rate for the year	1.09	1.30	1.16	0.09	0.10	N/A

The fair value gains or losses on the hedge item is the same and opposite direction as on the hedging instrument for all years presented.

Gains in the year from foreign exchange swap contracts used for liquidity purposes designated as fair value through the Consolidated Statements of Profit or Loss amounted to nil (2022: €0.2 million, 2021: €0.6 million).

Losses in the year from cross currency interest rate swap contracts designated as fair value through the Consolidated Statement of Profit or Loss amounted to nil (2022: €0.1 million, 2021: €14.3 million).

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
Position / Equity
    As at December 31, 2023, the fair value of USD forward contracts entered into to hedge the future purchase of U.S. Dollars in EUR, GBP and SEK functional currency entities is a liability of €6.2 million (2022: €6.9 million asset). All forecast transactions are still expected to occur. As at December 31, 2023, 87.5% (2022: 99.0%) of forecast future U.S. Dollar payments to the end of 2024 were hedged through the use of forward contracts and existing cash. As at December 31, 2023, 35.7% of forecast future U.S. Dollar payments to the end of 2025 were hedged. All forward contracts have been designated as cash flow hedges and have a maturity within the next 24 months.

The fair value of the Euro forward contracts with reference to non-Euro functional currencies as at December 31, 2023, is a liability of €9.6 million (2022: €9.7 million). As at December 31, 2023, 73.1% (2022: 62.1%) of forecast future net Euro payments to the end of 2024 were hedged through the use of forward contracts and existing cash. As at December 31, 2023, 31.0% of forecast future Euro payments to the end of 2025 were hedged. All forward contracts have been designated as cash flow hedges and have a maturity within the next 24 months.

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

Positive figures represent an increase in profit or equity.

	Profit or loss		Equity
	2023	2022	2023	2022
	€m	€m	€m	€m
5% increase in the value of the Euro against Pound Sterling (2022: 5%)	(2.1)	(1.9)	(13.7)	(6.8)
5% increase in the value of the Euro against U.S. Dollar (2022: 5%)	0.9	(2.0)	(12.9)	(10.8)
5% increase in the value of the Euro against Swedish Krona (2022: 5%)	0.4	(2.5)	4.8	2.1

A 5% decrease in the value of the Euro against the currencies identified in the table above would result in an equal and opposite movement to the values disclosed in the table above. This analysis is for illustrative purposes.

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

Sensitivity analysis    During 2023, six month EURIBOR rates increased from 2.7% to 3.9% (2022: increased from 0% to 2.7%). Within the Euro denominated senior loans, there is a EURIBOR floor of 0%.

If interest rates were to move by 1%, this would have a correspondingly decrease or increase in the Company’s profit/(loss) before tax by approximately €5.6 million (2022: €5.1 million), subject to the EURIBOR floor of 0% and after taking into consideration the portion of the borrowings that are on fixed interest rate or are synthetically converted into fixed interest rate using interest rate derivatives.

Credit risk

Description    Credit risk arises on cash and cash equivalents, derivative financial instruments with banks and financial institutions, any short term investments, as well as on credit exposures to customers. See Note 18 for analysis of the trade receivables balance and Note 19 for analysis of the cash and cash equivalents balance. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets.
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
Mitigation    The Company ensures that it has sufficient cash and available funding through regular cash flow and covenant forecasting. The Company uses liquidity swaps to manage timing of cash flows in non-functional currencies. These swaps are accounted for as FVTPL. In addition, the Company has access to a Revolving Credit Facility of €175.0 million, expiring in June 2026. This is available for general corporate purposes. The Company also has an aggregate of €12.3 million available through other revolving credit facilities. Currently €2.7 million of the facilities are utilized for letters of credit, overdrafts, customs bonds and bank guarantees.

Capital risk management

The objective of the Company when considering total capital is to protect the value of capital investments and to generate returns on shareholder funds. Total capital is defined as including Loans and Borrowings and equity, including derivatives to the extent that they hedge currency exposure on Loans and Borrowings, but excluding the cash flow hedging reserve.

In support of its objectives, the Company may undertake actions to adjust its capital structure accordingly. Actions may include, but not limited to, raising or prepayment of Borrowings together with related derivative instruments, issuance of additional share capital, payment of dividends or share repurchase programs.
Maturity analysis
The USD senior loan includes the annual requirement to repay 1% of the original issued notional of $7.0 million (€6.3 million) which began in October 2023. In addition, the Senior Facilities Agreement also includes an excess cash flow calculation whereupon an amount of principal shall be repaid based upon terms including cash generated and leverage. Based upon the calculation as at December 31, 2023, no excess cash flow will be repayable in 2024 (2022: nil repayable in 2023).
The tables below show a maturity analysis of contractual undiscounted cash flows prepared using forward interest rates where applicable, showing items at the earliest date on which the Company could be required to pay the liability:

2023	2024	2025	2026	2027	2028	Over 5 years	Total
	€m	€m	€m	€m	€m	€m	€m
Borrowings-principal	6.3	6.3	6.3	6.3	1,359.5	725.4	2,110.1
Borrowings-interest	117.5	98.6	92.2	92.7	91.1	52.9	545.0
Forward contracts Sell	722.3	307.2	—	—	—	—	1,029.5
Forward contracts Buy	(711.3)	(301.6)	—	—	—	—	(1,012.9)
Cross Currency Interest Rate Swaps Pay	47.3	48.9	48.4	713.6	—	—	858.2
Cross Currency Interest Rate Swaps Receive	(55.4)	(47.9)	(45.0)	(646.7)	—	—	(795.0)
Interest Rate Swaps Pay	8.9	8.8	8.8	8.8	—	—	35.3
Interest Rate Swaps Receive	(9.7)	(7.9)	(7.5)	(7.6)	—	—	(32.7)
Lease Liabilities	15.3	12.4	8.8	7.2	5.0	26.1	74.8
Trade and other payables excluding non-financial liabilities	719.1	—	—	—	—	—	719.1
Total	860.3	124.8	112.0	174.3	1,455.6	804.4	3,531.4

2022	2023	2024	2025	2026	2027	Over 5 years	Total
	€m	€m	€m	€m	€m	€m	€m
Borrowings-principal	6.6	6.6	6.6	6.6	6.6	2,107.1	2,140.1
Borrowings-interest	103.0	117.3	107.5	105.2	104.8	160.5	698.3
Forward contracts Sell	623.6	—	—	—	—	—	623.6
Forward contracts Buy	(641.7)	—	—	—	—	—	(641.7)
Cross Currency Interest Rate Swaps Pay	50.5	54.2	53.6	53.1	718.2	—	929.6
Cross Currency Interest Rate Swaps Receive	(58.9)	(59.9)	(53.2)	(51.8)	(675.3)	—	(899.1)
Interest Rate Swaps Pay	8.1	8.9	8.8	8.8	8.8	—	43.4
Interest Rate Swaps Receive	(7.7)	(9.4)	(8.8)	(8.7)	(8.7)	—	(43.3)
Lease Liabilities	22.1	12.9	8.1	6.4	3.3	19.9	72.7
Trade and other payables excluding non-financial liabilities	652.2	—	—	—	—	—	652.2
Total	757.8	130.6	122.6	119.6	157.7	2,287.5	3,575.8
33)Financial instruments

Categories of financial instruments
The following table shows the carrying amount of each Statement of Financial Position class split into the relevant category of financial instrument as defined in IFRS 9 'Financial Instruments'.

	Financial assets at amortized cost	Financial Assets at Fair Value through profit or loss	Derivatives designated in hedge relationships	Financial liabilities at amortized cost	Total
2023	€m	€m	€m	€m	€m
Assets
Trade and other receivables	226.9	—	—	—	226.9
Derivative financial instruments	—	—	1.9	—	1.9
Cash and cash equivalents	275.1	137.8	—	—	412.9
Liabilities
Trade and other payables excluding non-financial liabilities	—	—	—	(719.1)	(719.1)
Derivative financial instruments	—	—	(110.0)	—	(110.0)
Loans and borrowings	—	—	—	(2,135.1)	(2,135.1)
Total	502.0	137.8	(108.1)	(2,854.2)	(2,322.5)

	Financial assets at amortized cost	Financial Assets at Fair Value through profit or loss	Derivatives designated in hedge relationships	Financial liabilities at amortized cost	Total
2022	€m	€m	€m	€m	€m
Assets
Trade and other receivables	230.8	—	—	—	230.8
Derivative financial instruments	—	—	20.1	—	20.1
Cash and cash equivalents	330.0	39.7	—	—	369.7
Liabilities
Trade and other payables excluding non-financial liabilities	—	—	—	(652.2)	(652.2)
Derivative financial instruments	—	—	(60.3)	—	(60.3)
Loans and borrowings	—	—	—	(2,164.9)	(2,164.9)
Total	560.8	39.7	(40.2)	(2,817.1)	(2,256.8)

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

(iii)Cash and cash equivalents
The carrying value of cash and cash equivalents is deemed to equal fair value. When measured at fair value, the Company has classified these as level 1 instruments. All our cash and cash equivalents are held in highly rated financial institutions.

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

	Fair value		Carrying value
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
	€m	€m	€m	€m
Senior EUR/USD loans	1,314.5	1,316.2	1,293.8	1,340.0
Other external debt	0.3	0.2	0.3	0.2
2028 fixed rate senior secured notes	752.8	681.2	800.0	800.0
Less capitalized debt discounts and borrowing costs	—	—	(37.8)	(41.9)
	2,067.6	1,997.6	2,056.3	2,098.3

Derivatives

	As at December 31, 2023	As at December 31, 2022
	€m	€m
Interest Rate Swaps	—	0.2
Forward foreign exchange contracts	1.9	19.9
Total assets	1.9	20.1
Cross Currency Interest Rate Swaps	(89.0)	(56.6)
Interest Rate Swaps	(2.8)	—
Forward foreign exchange contracts	(18.2)	(3.7)
Total liabilities	(110.0)	(60.3)
Total	(108.1)	(40.2)
Offsetting of derivatives
Derivative contracts are held under International Swaps and Derivatives Association (ISDA) agreements with financial institutions. An ISDA is an enforceable master netting agreement that permits the Company to settle net in the event of default.
The following table sets out the carrying amounts of recognized financial instruments that are subject to the above agreements.

	Gross amount of financial instruments as presented upon balance sheet	Related financial instruments that are offset	Net amount
As at Dec 31, 2023	€m	€m	€m
Derivatives - assets	1.9	(1.9)	—
Derivatives - liabilities	(110.0)	1.9	(108.1)

	Gross amount of financial instruments as presented upon balance sheet	Related financial instruments that are offset	Net amount
As at Dec 31, 2022	€m	€m	€m
Derivatives - assets	20.1	(12.2)	7.9
Derivatives - liabilities	(60.3)	12.2	(48.1)
34)Commitments
Future aggregate minimum contractual payments under non-cancellable service agreements and lease rentals for short-lived and low-value assets are payable as follows:

	As at December 31, 2023	As at December 31, 2022
	€m	€m
Less than one year	2.4	2.2
Between one and three years	3.0	2.1
Between three and five years	0.4	0.6
More than five years	0.2	0.2
Total	6.0	5.1

These agreements may be subject to contractual annual increases linked to inflation indices. The payments shown above exclude the impact of these contractual increases which cannot be reliably estimated.

35)Capital commitments
Capital expenditure contracted for at the end of the reporting period but not yet incurred is as follows:

	As at December 31, 2023	As at December 31, 2022
	€m	€m
Property, plant and equipment	14.3	11.1
Intangible assets	8.1	11.2
Total	22.4	22.3

36)        Related parties
Founder Preferred Shares
The Founder Preferred Shares converted into Ordinary Shares on a 1-for-1 basis on January 3, 2023.
The conditions of the Founder Preferred Shares Annual Dividend Amount in 2020 were met and further details relating to these dividends are set out in Note 26.

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
Total fees excluding reimbursed expenses incurred under the ordinary course of business of €1.9 million and €1.9 million were paid to Mariposa and TOMS respectively in the year ended December 31, 2023 (year ended December 31, 2022: €1.9 million and €1.9 million respectively).
Since 2020, the Company has utilized a working capital solutions specialist to facilitate a program that provides our suppliers with the ability to receive advance payments from a third party credit institution as part of our ordinary course of business payables, in exchange for a discounted invoice amount. The working capital solutions specialist is owned in part by affiliates of TOMS Capital LLC (of which Mr. Gottesman is the founder and managing partner). In November 2023, the agreement was amended so that a guaranteed minimum annualized fee of up to £130,000 (€150,000) would be received by the working capital solutions specialist (previously all ongoing fees associated with this service were received by the working capital solutions specialist directly from our suppliers utilizing the service). Furthermore, a setup fee of less than €0.1 million has been incurred to allow the platform to be used on the Company's new ERP platform. These amendments and fees are not considered to be material to either party.
Directors and Key Management
All significant management decision making authority is vested within the Board of Directors and the Executive Team, therefore key management are considered to be the Directors and Executive Officers. Their remuneration has been disclosed in Note 9.
Non-executive Directors continue to receive fees for their services as board members and to certain committees and are settled through payroll. Directors' fees are payable quarterly in arrears. Total Non-executive Directors' fees for the year ended December 31, 2023 was €0.3 million (year ended December 31, 2022: €0.3 million).
Non-Executive Directors are also eligible to an annual restricted stock grant issued under the LTIP which will vest on the earlier to occur of the date of the Company’s annual meeting of shareholders or thirteen months from the date of grant. Details of the annual restricted stock grants under the LTIP can be found in Note 8(b).
As part of its long term incentive initiatives, the Company has 2,503,002 (year ended December 31, 2022: 2,699,157) restricted shares outstanding to the management team (the “Management Share Awards”). The Directors and Executive Officers have all been awarded shares. The associated performance metrics and valuation method is detailed in Note 8(b).

37)    Significant events after the Consolidated Statement of Financial Position date
Details of shares repurchased by the Company under the share repurchase program, as well as dividends declared and paid, after December 31, 2023 can be found in Note 24.
On February 2, 2024, the Company closed on the repricing of its existing EUR denominated Term Loan B of €130.0 million principal due 2029 (the “Term Loan”), subject to customary closing conditions. Following the closing, the margin on the Term Loan will be reduced by 75 basis points to EURIBOR plus 2.75%. There are no changes to the maturity of the Term Loan as a result of this repricing.

Item 19.    Exhibits
The following exhibits are filed as part of this annual report:
EXHIBIT INDEX

		Incorporation by Reference
Exhibit No.	Exhibit Description	Form	Exhibit No.	Period Covered or Date of Filing	Filed with this Annual Report
1.1	Amended and Restated Memorandum and Articles of Association.	6-K (001-37669)	99.1	1/14/2016
2.1	Registration Rights Agreement dated as of June 1, 2015 among Nomad Holdings Limited, Birds Eye Iglo Limited Partnership Inc, Mariposa Acquisition II, LLC, TOMS Acquisition I LLC, TOMS Capital Investments LLC and funds managed by Pershing Square.	F-1 (333-208181)	4.1	11/24/2015
2.2	Indenture, dated as of June 24, 2021 by and among the Company, the guarantors named therein and Deutsche Trustee Company Limited, as trustee.	6-K (001-37669)	99.2	6/24/2021
2.3	Supplemental Indenture, dated as of July 9, 2021 by and among the Company, the guarantors named therein and Deutsche Trustee Company Limited, as trustee.	6-K (001-37669)	99.1	7/12/2021
2.4	Description of Securities.	20-F (001-37669)	2.3	2/23/2023
4.1	Intercreditor Agreement, originally dated as of July 3, 2014, as amended and restated from time to time including, pursuant to the 2017 Amendment and Restatement Agreement originally between Nomad Foods Limited, Credit Suisse AG, London Branch, Deutsche Bank Company Limited and certain entities named therein.	6-K (001-37669)	99.2	5/3/2017
4.2	Amendment and Restatement Agreement, dated September 15, 2023, relating to a Senior Facilities Agreement, originally dated July 3, 2014, as amended and restated from time to time, including pursuant to the Amendment and Restatement Agreements, dated December 20, 2017, June 15, 2018 and November 8, 2022 for Nomad Foods Limited originally with Credit Suisse AG, London Branch (and subsequently transferred to Citibank Europe Plc, UK Branch pursuant to the terms of a global resignation and appointment deed dated January 15, 2024.	6-K (001-37669)	99.1	9/18/2023
4.3	Amendment Agreement by and among the Company and Citibank Europe Plc, UK Branch as agent on behalf of certain other finance parties thereto relating to that certain Senior Facilities Agreement originally dated July 3, 2014 (as amended and restated from time to time, including pursuant to amendment and restatement agreements dated May 3, 2017, June 22, 2021, November 8, 2022, September 15, 2023 and February 2, 2024).	6-K (001-37669)	99.1	2/5/2024
4.4	Nomad Foods Limited Amended and Restated Long-Term 2015 Incentive Plan.	20-F (001-37669)	4.4	2/27/2020
4.5	Nomad Foods Limited Long Term 2015 Incentive Plan Restricted Share Unit Agreement.	20-F (001-37669)	4.5	2/27/2020
4.6	Nomad Foods Limited Long Term 2015 Incentive Plan Award Agreement for Performance Share Units.				X
4.7	Nomad Foods Limited Long Term 2015 Incentive Plan Award Agreement for Performance Share Units and Restricted Share Units.				X

Incorporation by Reference
Exhibit No.	Exhibit Description	Form	Exhibit No.	Period Covered or Date of Filing	Filed with this Annual Report
4.8	Amended and Restated Service Agreement between the Company and Stéfan Descheemaeker, dated May 1, 2020.	6-K (001-37669)	99.1	5/5/2020
4.9	Service Agreement, dated as of February 15, 2018, between the Company and Samy Zekhout.	20-F (001-37669)	4.7	3/22/2018
4.10	Amendment to Service Agreement, dated as of June 1, 2023, between the Company and Samy Zekhout.				X
4.11	Amended and Restated Advisory Services Agreement, dated as of January 1, 2022, among Nomad Foods Limited, Mariposa Capital, LLC and TOMS Capital LLC.	20-F (001-37669)	4.8A	3/3/2022
4.12	Form of Indemnification Agreement	SC TO-I (005-89365)	(d)(E)	8/11/2020
8.1	List of Significant Subsidiaries.				X
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.				X
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.				X
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
15.1	Consent of PricewaterhouseCoopers LLP				X
97	Policy Relating to Recovery of Erroneously Awarded Compensation				X
101.INS	XBRL Instance Document				X
101.SCH	XBRL Taxonomy Extension Schema Document				X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document				X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document				X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document				X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document				X

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.
Date:    February 29, 2024

NOMAD FOODS LIMITED

By: /s/ Samy Zekhout
Name: Samy Zekhout
Title: Chief Financial Officer