Form 20-F
period 2024-12-31
Nomad Foods Ltd
filed 2025-03-03
CIK 1651717

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2024

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 001-37669
Nomad Foods Limited
(Exact Name of Registrant as Specified in Its Charter)
British Virgin Islands
(Jurisdiction of Incorporation or Organization)
Forge
43 Church Street West
Woking, GU21 6HT, United Kingdom
(Address of Principal Executive Offices)
Ruben Baldew
Forge
43 Church Street West
Woking, GU21 6HT
Telephone:+(44) 208 918 3200
Facsimile:+(44) 208 918 3491
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol (s)	Name of Each Exchange on which Registered
Ordinary Shares, no par value	NOMD	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 156,090,858 Ordinary Shares.
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
Historical Financial Information
This annual report includes our consolidated financial statements at and as of the years ended December 31, 2024 (the “Fiscal 2024 Period”) and December 31, 2023 (the “Fiscal 2023 Period”) as well as selected consolidated financial information for the year ended December 31, 2022 (the “Fiscal 2022 Period”).
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
•our expectations concerning our capital expenditures in 2025;
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
•our ability to implement our remediation plan in connection with the material weaknesses in our internal control over financial reporting;
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
•the anticipated benefits from our acquisitions may take longer to realize and may cost more to achieve than expected;
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
•the commercial success of our products, including as a result of our expansion into continental Europe, and other innovations introduced to the markets, and our ability to accurately forecast our performance;
•our ability to effectively compete in our markets, including the ability of our brands to effectively penetrate new markets;
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
•disruptions in our information technology systems, whether as a result of cyber attacks, our ERP implementation, or otherwise, supply network, manufacturing and distribution facilities or our workforce or the workforce of our suppliers;
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
•our ability to successfully diversify our product offerings;
•our ability to identify and remediate any material weaknesses or significant deficiencies in our internal control over financial reporting;
•the loss of our financial arrangements with respect to receivables factoring;

•the loss of our foreign private issuer status;
•the effects of reputational damage from unsafe or poor-quality food products, particularly if such issues involve products we manufactured or distributed;
•our failure to comply with, and liabilities related to, environmental, health and safety laws and regulations;
•changes in applicable laws or regulations; and
•our ability to fund future dividend payments as approved by the Board of Directors.
These and other factors are more fully discussed in Item 3D: Key Information - Risk Factors and elsewhere in this annual report. These risks could cause actual results to differ materially from those implied by the forward-looking statements in this annual report.
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
•The ongoing conflict between Ukraine and Russia and the wider geopolitical impact of conflicts could materially and adversely affect our business.
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
•We are exposed to local business risks and tax risks in many different countries.
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
•In connection with the preparation of our 2024 annual financial statements we have identified material weaknesses in our internal control over financial reporting.
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
•We may incur liabilities that are not covered by insurance.
•Potential liabilities and costs from litigation could adversely affect our business.
•Failure to adequately address current and emerging sustainability risks, including environmental, social and governance matters, could have an impact on our business.
Risks Related to our Ordinary Shares
•Outstanding equity award grants under our equity incentive plans could require us to issue additional ordinary shares.
•Our ordinary share price may be volatile.
•Securities or industry analysts may not or may cease publishing research reports about us.
•As a foreign private issuer, we are subject to different U.S. securities laws and NYSE governance standards.
•We may lose our foreign private issuer status in the future.
•The Founders may in the future enter into related party transactions with us.
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
It is difficult to accurately predict the pricing or promotional actions of our competitors or their effect on consumer perceptions or the success of our own advertising and promotional efforts, particularly during periods of high inflation. Our competitors develop and launch products targeted to compete directly with our products. In order to effectively compete, our products must provide higher value and/or quality than alternatives, particularly during periods of economic uncertainty and rising prices. If they do not, consumers may be more likely to purchase private label products or competing branded products. Our retail customers, most of which promote their own private label products, control the shelf space allocations within their stores and they may allocate more shelf space to private label products, their own branded products or to our branded competitors’ products in accordance with their respective promotional or pricing strategies. Decreases in shelf space allocated to our products, increases in competitor promotional activity, aggressive marketing strategies by competitors, changes to the strategies deployed by retailers or other factors may require us to reduce our prices or invest greater amounts in advertising and promotion of our products to ensure our products remain competitive.
In addition, shoppers may move to other channels such as discounters. Discounters are supermarket retailers which offer a narrow range of food and grocery products at discounted prices and which typically focus more on non-branded rather than branded products. A continued increase in discounter sales may adversely affect the sales of our branded products. Market dynamics continue to evolve and growth rates might change by channel and over time.
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
There are a number of trends in consumer preferences which have an impact on us and the frozen food industry as a whole. These include, among others, preferences for speed; convenience and ease of food preparation; value for money at a time when consumers are subject to increased inflationary pressure on household spending; natural, nutritious and well-proportioned meals; products that are sustainably sourced and produced and are otherwise environmentally friendly; and the trend towards meat alternatives. Concerns as to the health impacts and nutritional value of certain foods may increasingly result in food producers being encouraged or required to produce products with reduced levels of salt, sugar and fat and to eliminate trans-fatty acids and certain other ingredients, including gluten and animal products. Consumer preferences are also shaped by concern over waste reduction, the level of processing of certain products and the environmental impact of products.
The success of our business depends on both the continued appeal of our products and, given the varied backgrounds and tastes of our customer base, our ability to offer a sufficient range of products to satisfy a broad spectrum of preferences. Any shift in consumer preferences in the UK, Italy, Germany, France, Austria or Croatia (the “Key Markets”, based on sales of branded goods) could have a material adverse effect on our business.

Our competitiveness depends on our ability to predict and quickly adapt to consumer preferences and trends and to exploit profitable opportunities for product development without alienating our existing consumer base or focusing excessive resources or attention on unprofitable or short-lived trends. All of these efforts require significant research and development and marketing investments. If we are unable to respond in a timely and appropriate way to changes in demand or consumer preferences and trends, our sales volumes and margins could be materially adversely affected.
Our future results and competitive position are dependent on the successful development of new products and improvement of existing products.
We aim to introduce new products and re-launch and extend existing product lines on a timely basis in order to counteract obsolescence and decreases in sales of existing products as well as to increase overall sales of our products. The launch and success of new or modified products is inherently uncertain, especially as to the products’ appeal to consumers, and there can be no assurance as to our continuing ability to develop and launch successful new products or variations of existing products. The failure to launch a product successfully can give rise to inventory write-offs and other costs, can affect consumer perception of our other products and can lead to erosion of brand equity. Market factors and the need to develop and provide modified or alternative products may also increase costs. In addition, launching new or modified products can result in cannibalization of sales of our existing products if consumers purchase the new product in place of our existing products. If we are unsuccessful in developing new products in response to changing consumer demands or preferences in an efficient and economical manner, or if our competitors respond more effectively than we do, demand for our products may decrease, which could materially and adversely affect our business, financial condition and results of operations.
The ongoing conflict between Ukraine and Russia and the wider geopolitical impact of conflict could materially and adversely affect our business.
On February 24, 2022, Russian forces invaded Ukraine. While we do not have any direct operations or sales in either Russia or Ukraine, these countries are responsible for the supply of many commonly used raw materials and resources used in, or in the manufacturing of, products such as ours, including, but not limited to some species of fish, wheat and energy. The ongoing conflict in Ukraine, and the imposition of economic sanctions and additional tariffs could result in considerable reductions in the availability or increase the cost of such raw materials and resources. In particular, both before and following the invasion, the U.S., the EU and the UK have imposed economic sanctions and tariffs on Russia. It is not clear to what extent such sanctions and tariffs could continue to proliferate and increase, what raw materials and resources may be affected, nor for how long they will be in place. Our inability, and the inability of our suppliers, to source certain raw materials, particularly fish, and provide certain products to customers and consumers could materially and adversely affect our business. In addition, sanctions and tariffs are intended to and will have an impact on international trade and the global economy. Further steps that might be taken in response to the crisis and their consequences are unknown but could include further sanctions, tariffs, embargoes, regional instability, adverse effects on macroeconomic conditions and adverse effects on exchange rates and financial markets.
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
Additionally, the invasion of Ukraine by Russian forces and the impact of wider geopolitical conflicts could impact many of the other risk factors listed in these Risk Factors. In particular, but not limited to, the conflicts could have an effect on our profitability, fluctuations on our future borrowings, fluctuations on the foreign currency market, the cost of borrowings, the prevailing rate of inflation, the creditworthiness of our customers and our suppliers, the laws and regulations affecting our business and the carrying value of goodwill and other assets in our business. To the extent conflicts are ongoing, the potential for related sanctions, potential government actions and economic impact remain uncertain. At this time it is not possible to predict the extent or nature of these impacts on our business. Any change or movement in any of the elements listed in this section could materially and adversely affect our business.
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
Approximately 69% of our revenue was generated in our Key Markets during the year ended December 31, 2024. We are particularly influenced by economic developments and changes in consumer habits in those countries.
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
Specifically, the availability and the price of fish, vegetables and other agricultural commodities, such as poultry, meat and cocoa, can be volatile. The current conflict in Ukraine is also causing continuous changes in the global supply chain with fish, poultry, energy, fuel, edible oils, wheat, vegetables and packaging materials affected among others. We are also affected by the availability of quality raw materials, most notably fish, which can be impacted by the fishing and agricultural policies of the UK, US, European Union and other countries including national or international quotas that can limit the volume of raw materials.
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
Our retail customers include supermarkets and large chain food retailers. Throughout our markets, the food retail segments are highly concentrated. For the year ended December 31, 2024, our top 10 retail customers accounted for 30% of revenue. In recent years, the major multiple (multi-channel) retailers in Key Markets have increased their share of the grocery market and price competition between retailers has intensified. The strength of the major multiple retailers’ bargaining position gives them significant leverage over their suppliers in negotiating pricing, product specification and the level of supplier participation in promotional campaigns and offers, which can reduce our margins. International alliances among retailers continue to become stronger, and the trend for consolidation in Europe at a local level and across borders is ongoing. For example, retailers are increasingly establishing cross border buying groups. Further consolidation among the major multiple retailers or disproportionate growth in relation to their competitors could increase their relative negotiating power and allow them to force a negative shift in our trade terms. Our results of operations could also be adversely affected if these retailers suffer a significant deterioration in sales performance, if we are required to reduce our prices or increase our promotional spending activity as a consequence, if we lose business from a major retail customer or if our relationship with a major retail customer deteriorates.
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
We are dependent on third parties for the majority of our transportation and distribution requirements and distribution costs have historically fluctuated significantly over time. Increases in such costs could result in reduced profits. In addition, certain factors affecting distribution costs are controlled by our third-party carriers. To the extent that the market price for fuel or freight or the number or availability of carriers fluctuates, our distribution costs could be affected. Furthermore, temporary or long-term disruption of transportation services due to weather-related problems, pandemic related impacts, increased energy and fuel costs as a result of conflict, strikes or other events could impair our ability to supply products affordably and in a timely manner or at all. Failure to receive our raw materials or to deliver our food products promptly could also result in inventory spoilage. These factors could impact our commercial reputation and result in our customers reducing their orders or ceasing to order our products. We require the use of refrigerated vehicles to ship our products and such distribution costs represent an important element of our cost structure. If we change the transportation services we use, we could face logistical difficulties that could delay deliveries, and we could incur costs and expend resources in connection with such change. Any increases in the cost of transportation, energy or fuel, and any disruption in transportation, including the availability of suitable transportation (including the availability of suitable refrigerated transport, freight containers or lorry drivers), could have a material adverse effect on our business, financial condition and results of operations.
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
Food safety and the public’s perception that our products are safe and healthy are essential to our image and business. We sell food products for human consumption, which subjects us to safety risks such as product contamination, spoilage, misbranding or product tampering. Product contamination, including the presence of foreign objects, undeclared allergens, substances, chemicals or other agents or residues or the introduction of genetically modified organisms, could require product withdrawals or recalls or the destruction of inventory, and could result in negative publicity, reputational harm, temporary or permanent plant closures and substantial costs of compliance or remediation. We may also be impacted by publicity concerning any assertion that our products caused illness, injury or death. In addition, we could be subject to claims or lawsuits relating to an actual or alleged illness stemming from product contamination or any other incidents that compromise the safety and quality of our products. Any significant lawsuit or widespread product recall or other events leading to the loss of consumer confidence in the safety and quality of our products could damage our brand, reputation and image and negatively impact our sales, profitability and prospects for growth.
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
“Cold chain” requirements setting out the temperatures at which our ingredients and products are stored are established both by statute and by us to help guarantee the safety of our food products. The cold chain is maintained from the moment the ingredients arrive at, or are frozen by, our suppliers, through our manufacturing, storing and transportation of products and ultimately to the time of sale in retail stores. These standards ensure the quality, freshness and safety of our products. A failure in the cold chain could lead to wastage, increased costs, food contamination, risks to the health of consumers, fines and damage to our brands and reputation, each of which could have a material adverse effect on our business, financial condition and results of operations.
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
The price of energy and other raw materials we consume in the manufacture, storage and distribution of our products are subject to volatile market conditions and price increases may incentivize us to transition to other energy resources.
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
Additionally, as renewable energy technologies become more available we may be incentivized to utilize such technologies. Transitioning to these technologies could reduce our operating costs in the future and lead to reputational benefits and possible competitive advantages. However, integrating renewable energy technology into our manufacturing facilities and warehouses could pose high capital costs, while transitioning to low-carbon modes of transport in our supply chain could raise operating costs.
Our supply network and manufacturing and distribution facilities could be disrupted by factors beyond our control.
Severe weather conditions and natural disasters, such as storms, floods, droughts, frosts, earthquakes, heat waves, changing precipitation patterns, heavy rainfall, wildfires, disease or pestilence, may affect the supply of the raw materials and energy resources that we use for the manufacturing of our products, particularly our vegetable sourcing. Climate change may, among other things, (i) increase the frequency of adverse weather events such as flooding or droughts in crop growing areas or (ii) result in increasing ocean acidification and rises in ocean temperature that may adversely affect marine biomass, fishing catch rates and overall fishing conditions which could adversely affect our fish sourcing. Droughts or floods may affect the feed supply for red meat and poultry, which in turn may affect the quality and availability of protein sources for our products. Adverse weather conditions and natural disasters can reduce crop size and crop quality, which in turn can reduce our supplies of raw materials, lower recoveries of usable raw materials, increase the prices of our raw materials, increase our cost of transporting and storing raw materials and finished goods, or disrupt our production schedules. Competing food producers can be affected differently by weather conditions and natural disasters depending on the location of their supply sources. If our climate continues to change, whether as a result of increased greenhouse gas emissions or otherwise, and leads to increasingly severe weather conditions, shortages of raw materials, local water scarcity, soil health deterioration, ocean heating and acidification, increased price volatility and increased regulation, which impacts the quality of raw materials, together with any resulting social unrest, it could have a material adverse effect on our business, financial condition and results of operation.
In addition, our manufacturing and distribution facilities may be subject to damage, disruption or closure resulting from conflict, fire, terrorist activity, natural disasters, flooding, extreme weather, health epidemics or other causes. For example, our Lowestoft and Bremerhaven manufacturing facilities are situated in regions which have historically been prone to flooding. Extensive damage to any of our major manufacturing facilities as a result of any of the foregoing reasons, could, to the extent that lost production could not be compensated for by unaffected facilities, severely affect our ability to conduct our business operations and, as a result, adversely affect our business, financial condition and results of operations.
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
Our sales and working capital levels have historically been affected to a limited extent by seasonality. In general, sales volumes for savory frozen food are slightly higher in cold or winter months, partly because there are fewer fresh alternatives available for vegetables and because our customers typically allocate more freezer space to the ice cream segment in summer or hotter months. The one exception is our ice cream business, which follows a different seasonality pattern with stronger performance through the summer months. In addition, variable production costs, including costs for seasonal staff, and working capital requirements associated with the keeping of inventories, vary depending on the harvesting and buying periods of seasonal raw materials, in particular vegetable crops. For example, inventory (and therefore net working capital) levels typically peak in August to September just after the pea harvest. If seasonal fluctuations are greater than anticipated, our business, financial condition and results of operations could be adversely affected.
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
As of December 31, 2024, we employed approximately 7,788 employees, of which approximately 1,546 were located in the UK, 1,389 were located in Serbia, 1,285 were located in Germany, 1,203 were located in Croatia, 449 were located in Italy, 352 were located in Sweden/Norway, 325 were located in Bosnia & Herzegovina, 290 were located in France and 949 employees in other locations. As of December 31, 2024, approximately 62% of our employees worked in our manufacturing operations. We have in the past, and may in the future, experience labor disputes and work stoppages at one or more of our manufacturing sites due to localized strikes or strikes in the larger retail food industry sector. We have also been involved in negotiations on collective bargaining agreements. A labor stoppage or other interruption at one of our eighteen manufacturing sites (or at the site of any of our suppliers) would impact our ability to supply our customers and could have a material adverse effect on such facility’s operations and, potentially, on our business, financial condition and results of operations.
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
Our facilities and operations are subject to numerous health, safety and environmental regulations, including local and national laws, European directives and regulations governing, among other things, water supply and use, water discharges, air emissions, chemical safety, solid and hazardous waste management and disposal, clean-up of contamination, energy use, noise pollution, and workplace health and safety together with globally recognized health and safety standards, including ISO compliance. Health, safety and environmental legislation and standards in Europe and elsewhere have generally become more comprehensive and restrictive and more rigid over time and enforcement has become more stringent. Failure to comply with applicable requirements, or the terms of required permits, can result in penalties or fines, clean-up costs, third party property damage, personal injury claims and damage to our reputation and relationships with our suppliers and retail customers. In addition, if health, safety and environmental laws and regulations in our Key Markets and the other countries in which we operate or from which we source raw materials and ingredients become more stringent in the future, the extent and timing of investments required to maintain compliance may exceed our budgets or estimates and may limit the availability of funding for other investments.
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
More recent sustainability regulations will require stronger links in the total supply chain on traceability. While this is possible in some supply chains it will create a period of uncertainty in highly complex supply chains where there are multiple players at the agriculture level, e.g., palm, soy or cocoa production. This will settle as new requirements become the norm across the industry. This includes the European Union Deforestation Regulation (EUDR) which includes onerous requirements for traceability, certification and administrative processes. These may add costs and supply chain risk into our procurement processes as we understand the full implications.
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
In addition, carbon pricing schemes could increase operational and supply chain costs, while climate-related regulatory mandates on packaging could raise raw material costs or lead to fines for non-compliance. Mandatory carbon footprint labelling could also impact demand for our products.
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
An increase in market interest rates may increase our interest expense arising on our existing and future floating rate indebtedness. Pursuant to the terms of the amended and restated Senior Facilities Agreement dated April 29, 2024, the interest rate paid on indebtedness incurred under our senior loans and primary revolving credit facility varies based on a fixed margin over a base reference rate, term SOFR for the USD denominated term loans or EURIBOR for the EUR denominated term loans. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for operational or strategic purposes, will correspondingly decrease. Pursuant to our interest rate hedging policy, we may enter into interest rate derivatives that may involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk. If any reference rate ceases to exist, we will need to renegotiate the interest rate payable on our Senior Facilities Agreement with our lenders.
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
Goodwill represents amounts arising from acquisitions and is the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. Intangible assets can include computer software, brands, customer relationships and other acquired intangible assets as of the acquisition date. Goodwill and other intangible assets expected to contribute indefinitely to our cash flows are not amortized but must be evaluated by management at least annually for impairment. If carrying value exceeds its recoverable amount, the intangible is considered impaired and is reduced to recoverable amount via a charge to earnings. Factors outside of our control which could result in an impairment include, but are not limited to: (i) reduced demand for our products; (ii) higher commodity prices; (iii) lower prices for our products or increased marketing as a result of increased competition; and (iv) significant disruptions to our operations as a result of both internal and external events. Should the value of one or more of the acquired intangible assets become impaired, our consolidated profit or loss and net assets may be materially adversely affected. As of December 31, 2024, the carrying value of intangible assets totaled €4,579.0 million, of which €2,106.1 million was goodwill and €2,472.9 million represented brands, computer software, customer relationships and other acquired intangible assets compared to total assets of €6,431.6 million.
We are exposed to risks in connection with our treasury and cash management activitie~~s.~~
From time to time we may acquire various investment securities as part of our cash management and treasury activities. Factors beyond our control can significantly and adversely influence the fair value of our investment securities, including, but not limited to, the risk that the counterparty may not return the funds and that movements in financial, currency or interest rate markets may have an impact on the value of the investment securities. For example, fixed-rate securities are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities, defaults by the issuer or individual borrowers with respect to the underlying securities, and instability in the credit markets. Any of the foregoing factors could cause a significant or prolonged decline in the fair value of an investment.
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
We are subject to reporting obligations under U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring certain public companies to include a report of management on the effectiveness of such company's internal control over financial reporting in their annual reports. In addition, certain companies are required to have an independent registered public accounting firm issue an attestation report on the effectiveness of the company's internal control over financial reporting.
We recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Please see the risk factor below titled, “In connection with the preparation of our 2024 annual financial statements~~,~~ we have identified material weaknesses in our internal control over financial reporting” for more information. This could in turn result in the loss of investor confidence and a decline in the reliability of our financial statements. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with the rules and regulations of the SEC regarding compliance with Section 404 and other requirements of the Sarbanes-Oxley Act. If we are not able to continue to meet these requirements in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by the SEC, the NYSE or other regulatory authorities. Any such action could adversely affect the timeliness of our financial reporting.

In connection with the preparation of our 2024 annual financial statements we have identified material weaknesses in our internal control over financial reporting
As of December 31, 2024, our management assessed the effectiveness of our internal control over financial reporting. We concluded that there were material weaknesses in our internal control over financial reporting.
Management identified a material weakness related to the ineffective operation of project implementation and information technology controls, including those over end-to-end data migration, user access, change management and program development. During the year, the Company executed the first release of our new global ERP system, SAP S/4 HANA, in our UK and Ireland businesses, which will replace our current SAP ECC environment. This material weakness did not result in any material misstatement of our consolidated financial statements as of and for the year ended December 31, 2024, or prior periods; however, if it is not remediated, it could result in a material misstatement of our consolidated financial statements that would not be prevented or detected on a timely basis.
Management also identified a material weakness in relation to business process controls operated by our Shared Finance Center, which were impacted by the SAP S/4 HANA ERP implementation in our UK and Ireland businesses. The release of our new global ERP system in our UK and Ireland businesses caused operating challenges in our Shared Finance Center, including our ability to operate controls for our UK and Ireland businesses and disruption in the operation of business process controls for our other businesses. Whilst we believe these operating challenges have mostly stabilized, further training is needed across all our businesses. Additionally, the timing of the implementation of a number of controls in our UK and Ireland businesses was such that management have not been able to test and conclude on their design and operating effectiveness.
These material weaknesses did not result in any material misstatement of our consolidated financial statements as of and for the year ended December 31, 2024, or prior periods; however, if they are not remediated, they could result in a material misstatement of our consolidated financial statements that would not be prevented or detected on a timely basis.
For the project implementation and information technology controls material weakness, management is developing plans to remediate this design deficiency alongside the ongoing program to roll out SAP S/4 HANA to more countries. These plans are expected to include: enhanced design of system implementation controls related to end-to-end data migration, user access and change management; support of an outside consulting firm to advise regarding best practices for design and execution of system implementation controls; testing the design effectiveness of system implementation controls; and obtaining and evaluating evidence of the operating effectiveness of system implementation controls rolled out to more countries.
For the Shared Finance Center controls material weakness, management is developing plans to remediate this operating deficiency. These plans are expected to include: workshops to identify control design, operation and documentation improvements; detailed review of all 2024 ineffective findings to identify themes and trends; training of Shared Finance Center staff regarding control operation and documentation, utilizing the support of an outside consulting firm; enhanced and regular ongoing communication of control support, guidance and contacts; enhanced onboarding procedures for Shared Finance Center staff; and increased frequency of obtaining and evaluating evidence of the operating effectiveness of controls. In addition to the above, and in relation to our UK and Ireland businesses, plans are also expected to include: ongoing development of financial processes; end-to-end walkthroughs of the new financial processes including the SAP S/4 HANA ERP system; and testing the design effectiveness of controls within these new financial processes.
The material weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time, and we have concluded, through testing, that those newly implemented and enhanced controls are operating effectively.

General Risk Factors
We are subject to the risk of disruptions, failures or security breaches of our information technology systems, or those of third parties on which we rely.
We are increasingly dependent upon our information technology systems for communication among our suppliers, manufacturing plants, distribution functions, headquarters and customers. Our performance depends on the availability of accurate and timely data and other information from key software applications to aid day-to-day business and decision-making processes. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure and to maintain the related automated and manual control processes, we could be subject to adverse effects including billing and collection errors, business disruptions, in particular concerning our manufacturing and logistics functions, issues with or errors in system's maintenance and security and migration of applications to the cloud and security breaches. For example, we are undergoing a multi-year, enterprise-wide transformation and optimization program which aims to standardize, simplify and automate end-to-end business processes. This will enable key decision making and analytical capability, building a platform and organization to support future growth and provide better value for shareholders. Execution of the business transformation program includes the evaluation and implementation of a new ERP system. Implementation of this program and the related projects involves risks and uncertainties. Any disruptions, delays, or deficiencies in the design or implementation of the new ERP system could result in increased costs, disruptions in operations, or delays in the collection of cash from our customers, as well as having an adverse effect on our ability to timely report our financial results, all of which could materially adversely affect our business, consolidated financial position, and results of operations. While we have contingency support available, any major disruptions may require longer remediation time. This could impact our ability to process and fulfill orders for those businesses. We may be adversely affected if our controls designed to manage information technology operational risks fail to contain such risks. Any disruption caused by failings in our information technology infrastructure equipment or communication networks, could delay or otherwise impact our day-to-day business and decision-making processes and negatively impact our performance. In addition, we are reliant on third parties to service our IT infrastructure. Failure on their part to provide good and timely service may have an adverse impact on our information technology network. We rely on third parties for the support and maintenance of our software solutions and furthermore we do not control the facilities or operations of our suppliers or third parties. An interruption of operations at any of their or our facilities or any failure by them to deliver on their contractual commitments may have a material adverse effect on our business, financial condition and results of operations.
Although our information technology systems are protected through physical and software safeguards, it is difficult to protect against the possibility of damage or breach created by cyber-attacks or other security attacks in every potential circumstance that may arise. In addition, governmental authorities have warned that cybercriminals will likely take advantage of the uncertainty created by recent international conflicts to launch cybersecurity attacks. The risks could include more frequent malicious cybersecurity and fraudulent activities, as well as schemes which attempt to take advantage of employees’ use of various technologies to enable remote work activities. We believe the COVID-19 outbreak and conflict in Ukraine have increased our cyber risk profile, but we are unable to predict the extent or impacts of those risks at this time. As cyber-attacks are increasing in frequency and sophistication, it becomes even more difficult to protect against a breach of our information technology systems. Cybersecurity incidents including malfeasance, security breaches, computer viruses or other malicious codes, ransomware, unauthorized access attempts, denial of service attacks, phishing, hacking, and other cyberattacks that impact the availability, reliability, speed, accuracy, or other proper functioning of these information technology systems could have a significant impact on our operations. Furthermore, there is increasing market use and availability of third party Artificial Intelligence (AI) software and whilst we have policies and procedures in place to manage their use, there is the risk of inadvertent use of 3rd party AI engines through sharing of data into an AI tool which then enters the public domain. If we are unable to prevent physical and electronic break-ins, cyber-attacks and other information security breaches, we may suffer financial and reputational damage, be subject to litigation or incur remediation costs or penalties because of the unauthorized disclosure of confidential information belonging to us or to our customers, suppliers or employees. The mishandling or inappropriate disclosure of non-public sensitive or protected information could lead to the loss of intellectual property, negatively impact planned corporate transactions or damage our reputation and brand image. Misuse, leakage or falsification of legally protected information could also result in a violation of data privacy laws and regulations and have a negative impact on our reputation, business, financial condition and results of operations.
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
The extent of a pandemic's effect on our operational and financial performance will depend on many factors, including the duration, spread, seasonality and intensity of further outbreaks, the emergence of new variants, the availability and effectiveness of vaccines and government responses to the pandemic (including lockdowns, mandatory social distancing or other restrictive measures), all of which are uncertain and difficult to predict. If a pandemic evolves in such a way that its effects are similar to the COVID-19 pandemic, the disease could exacerbate other risks we face, and also have a material adverse effect on our business, results of operations, financial condition and cash flows and adversely impact the trading price of our ordinary shares. Examples of trends which we saw as a result of COVID-19 restrictions included, supply chain pressures and delays as a result of localized lockdowns in China, increases in the cost of energy and raw materials, shortage of labor across Europe, and shortages of commercial truck drivers. A substantial supply of our fish is processed in China, and as such, any lockdowns or other incidents in China could have a material impact on our business if they increase or continue for a longer period than anticipated.
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
•Increased mandatory sustainability due-diligence and non-financial reporting and disclosure obligations, requiring businesses to take appropriate action or face regulatory penalties. This includes the U.S. Securities and Exchange Commission's climate disclosure rules, as well as local legislation in the countries we operate, such as the EU Corporate Sustainability Due Diligence Directive, EU Corporate Sustainability Reporting Directive, German Supply Chain Due Diligence Act, Task Force on Climate Related Financial Disclosures (TCFD), proposed Task Force on Nature Related Financial Disclosures (TNFD) and EU Deforestation Regulation (EUDR).
•Physical risks of climate change, such as increased frequency of adverse weather events (droughts, floods, storms) impacting the availability of agricultural commodities or causing damage to physical assets within our operations and wider supply chain.
Any of the above risks, together with any others which relate to our inability to address increased and emerging sustainability risks or failure to comply with non-financial reporting and disclosure obligations could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to our Ordinary Shares
Outstanding equity award grants under our equity incentive plans could require us to issue additional ordinary shares. Therefore, you may experience significant dilution of your ownership interests and the future issuance of additional ordinary shares, or the anticipation of such issuances, could have an adverse effect on our share price.
We currently have 8,862,617 ordinary shares available for issuance under our existing LTIP. Additionally, as of February 21, 2025, we have 6,477,681 equity awards that have either been issued to participants or been granted and are outstanding under the LTIP, which may be converted into ordinary shares subject, in most cases, to meeting certain performance conditions. In addition, effective as of June 15, 2025 (the date on which the existing LTIP expires for new awards thereunder), the Nomad Foods Limited 2025 Equity Incentive Plan will be available for our compensation committee to grant equity incentive awards with a share pool equal to 10% of our issued and outstanding ordinary shares as of such date.

Our ordinary share price may be volatile, and as a result, you could lose a significant portion or all of your investment.
The market price of our ordinary shares on the NYSE may fluctuate as a result of several factors, including the following:
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
As a foreign private issuer, we are exempt from complying with certain corporate governance requirements of the NYSE applicable to a U.S. issuer, including the requirement that a majority of our board of directors consist of independent directors. As the corporate governance standards applicable to us are different from those applicable to domestic U.S. issuers, you may not have the same protections afforded under U.S. law and the NYSE rules as shareholders of companies that do not have such exemptions. For instance, where the NYSE rules may require shareholder approval of certain corporate matters such as the approval of equity compensation plans, we are permitted to follow home country practice.
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
The Founders may in the future enter into and/or amend related party transactions with us, which may give rise to conflicts of interest between us and some or all of the Founders and/or the Directors.
Our founders, Sir Martin Franklin and Noam Gottesman (the “Founders”) and/or one or more of their affiliates, may in the future enter into and/or amend agreements with us that are not currently under contemplation. While we have implemented procedures to ensure we will not enter into any related party transaction without the prior approval of our Audit Committee, it is possible that the entering into of such an agreement might raise conflicts of interest between us and some or all of the Founders and/or the directors.

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
Our principal executive offices are located at Forge, 43 Church Street West, Woking, GU21 6HT. Our telephone number is +(44) 20 8918 3200 and our fax number is +(44) 20 8918 3491. Our registered office is located at Luna Tower, Waterfront Drive, Road Town, Tortola VG1110, British Virgin Islands and its telephone number is +(1)(284) 394 9100. Our registered agent in the United States is Mariposa Capital, LLC, 500 South Pointe Drive, Suite 240 Miami Beach, Florida 33139.
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
B.    Business Overview
Our Company
We are Europe's leading frozen food company with a portfolio of best-in-class food brands within the frozen category, including fish, vegetables, poultry, meals, pizza and ice cream. Our products are sold primarily through large grocery retailers under the “Birds Eye” brand in the UK and Ireland, “Findus” in Italy, France, Spain, Sweden, Switzerland and Norway, “iglo” in Germany and other continental markets, “La Cocinera” in Spain, "Ledo" in south-eastern Europe and "Frikom" in Serbia and North Macedonia. The majority of our products are in the savory frozen food market, where according to NielsenIQ & Circana, our market share in the countries we operate stood at 17% in 2024 (2023: 18%). For the categories in which we operate, we maintain the number one position in sixteen European geographies, namely the UK, Italy, Germany, France, Sweden, Austria, Norway, Switzerland, Belgium, the Netherlands, Portugal, Spain, Ireland, Croatia, Serbia and Bosnia & Herzegovina. The countries representing our top six markets for branded goods (as opposed to total revenue), collectively UK, Italy, Germany, France, Austria and Croatia, represented approximately 75% of the total European Savory frozen food markets as at December 31, 2024. For a description of the principal markets in which we compete and related revenue, see Note 5 “Segment reporting” to our audited consolidated financial statements which appear elsewhere in this annual report.
Savory Frozen Food Market
The European savory frozen food market is served by a number of national and international producers, both with branded and private label offerings, and within single or multiple product categories. We have the broadest participation by category and geography in Europe.
According to NielsenIQ & Circana, the market for savory frozen food in categories which the Company competes in across Europe is estimated to have generated €23 billion in retail sales value in 2024.
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

Over the last seven years the European savory frozen food market has grown modestly, while experiencing a spike in category demand throughout the COVID pandemic, driven by the aforementioned ability to address global food consumption trends. Furthermore, the amount of space that frozen food as a category occupies within the grocery retail environment is relatively stable due to the fixed amount of freezer space at the retailer that is not exposed to reductions in shelf space in favor of other categories or formats, as can be the case in shelf-stable parts of the retailer.
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
As the leading branded savory frozen food producer in Europe, we benefit from economies of scale and have developed a strong platform for our products throughout Europe. We are market leaders in the savory categories where we offer products in sixteen geographies and a 17% market share in the savory frozen food market in the countries we operate as at December 31, 2024. We benefit from longstanding relationships with our retail customers which provide access to our diversified distribution channels, including supermarkets, discount retailers, the food service channel and other food retailers that sell directly to consumers. We benefit from a diverse category and geographic mix and believe our strong existing platforms facilitate our expansion within a large addressable market and provide a broad set of potential acquisition targets in various food categories and geographic markets.
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
Innovation is core to our growth model. Our Research and Development (R&D) team is working on both our current & future Core Strategic Areas. On the future core strategic areas, through R&D partnering with Insights and Marketing, we utilize future strategic foresight to reveal the impact of marketplace signals, consumer trends and navigate through uncertainty, towards incremental transformational growth. Strategic future foresight provides the compass for the technical development, using our active scouting and partnership ecosystem to tap into emerging technologies. In addition, we regularly benchmark our existing ranges to ensure that these continue to deliver experiences that delight our consumers. In response to these insights we establish multifunctional project teams that design new and improved products and packaging delivered through our core strategic areas (called "Must Win Battles") for fish & seafood, vegetables, plant based, poultry, pizza and ice cream. Each time we create a new product or pack we apply the principles of sustainable by design. To ensure the development and introduction of successful products, we follow our Nomad Insight to Impact Process through which we move from idea generation, concept screening, concept and product development, to scale up and final validation before launch. We are creating intellectual assets, patenting our in-house science & technology solutions focused on our new products and renovations that we are launching in several markets. The R&D nutritional pillar, keeps pushing the boundaries for healthier meal choices (HMC) with the majority of sales coming from these products.
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
We continue our strategy which is rooted in relentless focus on our Core products, which include fish, vegetables, meals and poultry, and which, represents 69% of our branded retail sales for the year ended December 31, 2024. These strategies include improving product quality, packaging renovation and executing in-store initiatives such as ensuring the right product assortment, display strategies and promotional efficiencies. We believe focusing on these Core product initiatives will accelerate growth, lead to margin expansion and improve our return on investment. To further accelerate growth, we continue to pursue innovation which leverages future consumer opportunities to reach wider audience demographics.
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
Our Founders and CEO have significant experience and expertise, and have been highly successful, in identifying, acquiring and integrating value-added businesses. We believe that this expertise, our access to capital and the deep industry knowledge of our management team will position us to acquire related and complementary food businesses that can enhance our market position, create synergies and fully leverage our existing marketing, manufacturing and supply chain capabilities, which we believe will allow us to deliver sustained profitable growth and maximize shareholder value. For example, in 2018 we completed (i) the Goodfella's Acquisition including the "Goodfella's" and "San Marco" brands, which enlarged our portfolio of brands to include the number one and number two market share positions within the frozen pizza category in Ireland and the UK, a successful frozen private label pizza business, and two frozen pizza manufacturing facilities and (ii) the Aunt Bessie's Limited acquisition including the "Aunt Bessie's" brand, which enlarged our portfolio of brands to include the number one and number two market share positions, respectively, within frozen Yorkshire puddings and frozen potatoes, which combine to represent the majority of its revenues. On December 31, 2020 we completed the acquisition of Findus Switzerland. Findus is the leading frozen food brand in Switzerland with a portfolio of value-added frozen products across categories including fish, vegetables and ready meals. The acquisition expands the Company's geographic reach into Switzerland, a new and sizeable market, providing a natural extension for our Findus product offering and brand family with an attractive entry for Green Cuisine. The transaction unified the Company's ownership of the iconic Findus brand across Europe. In September 2021 we acquired Fortenova Group’s Frozen Food Business Group, which brought a leading European frozen food portfolio operating in attractive new markets for the Company, including Croatia, Serbia, Bosnia & Herzegovina, Hungary, Slovenia, Kosovo, North Macedonia and Montenegro. Its two anchor brands, "Ledo" and "Frikom", have No 1 market share in many of these markets and offer a broad range of frozen food products including fish, fruits, vegetables, ready meals, pastry and ice cream. The acquisition created a platform for future expansion into Central and Eastern Europe and introduced us to ice-cream which opens new potential avenues for growth.
5. Respond to changing consumer shopping habits and drive advertising efficiency and impact.
We are responding to the growing consumer shift to digital and mobile technologies, apparent across all of our markets, by investing in technology platforms and partnering with both existing and emerging retailer partners who are executing their own e-commerce strategies to meet changing consumer habits. COVID-19 dynamics played a part in accelerating existing consumer shopping behavior trends. Our strategies are evolving in response to other consumer shopping trends such as increased purchases through the hard discounter channel, which has been growing significantly in the UK and Southern Europe.
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

Products
During the past three fiscal years, we have manufactured, marketed and distributed the following frozen food products:
    Fish: includes frozen fish products such as fish fingers, coated fish and natural fish. These products were the largest contributor to our revenues in 2024, 2023 and 2022.
    Vegetables: includes ready to cook vegetable products such as peas and spinach.
    Meals: includes ready to cook noodles, pasta, lasagna, pancakes and other ready-made meals under the iglo, Findus and La Cocinera brand names.
    Poultry: includes frozen poultry and meat products such as nuggets, grills and burgers.
    Ice Cream: includes in home and out of home ice cream.
Others: includes a variety of other offerings such as pizza, soups, bakery goods and meat substitutes.
We continue to place a strong emphasis on renovation of our existing core products in order to overcome penetration barriers and continue to build loyalty. For example, in 2024, we launched our Chicken Shop range with a new proposition and flavor experience and new Fish innovation Non Fry Coating system elevating the flavor and texture experience (patent pending) and expanded our prepared vegetables range with grilled vegetables. We manage renovation and innovation centrally on European common product platforms and have more local involvement where products are differentiated and country specific. Our research and development continues to be centralized, allowing us to leverage our research and development investment across our markets and focus on our largest Core products.
Customers
Our customers are typically supermarkets and large food retail chains supplying food products directly to consumers. Each key market in which we operate has its own distinct retail landscape. We consider our key retailer clients to be, in the UK, Tesco, Asda and Sainsbury’s; in Italy, Coop, Conad and Esselunga; in Germany, Rewe and Edeka; in Sweden, ICA, Axfood and Coop; and in France, Carrefour, Auchan and E.Leclerc. For the year ended December 31, 2024, our top ten customers (in terms of revenue) accounted for 30% of revenues.
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
The food service channel accounted for approximately 7% of our total sales for the year ended December 31, 2024. The majority of these sales were in the Nordics, Croatia and Spain and consisted primarily of sales to institutional and public sector customers such as schools and hospitals, and privately run work canteens and restaurants.
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
Manufacturing
We own and operate eighteen manufacturing facilities which are located in Lowestoft and Hull (UK), Bremerhaven and Reken (Germany), Cisterna (Italy), Loftahammar and Bralanda (Sweden), Tonsberg and Larvik (Norway), Boulogne-sur-Mer (France), Valladolid (Spain), Longford and Naas (Republic of Ireland), Rorschach (Switzerland), Zagreb, Sesvete, and Daruvar (Croatia) and Belgrade (Serbia). These facilities produce approximately 568 kilo tonnes of frozen product per year, representing approximately 77% of the total volumes of our sales. The manufacturing facilities are located near the major markets we serve, providing for a balance between manufacturing and logistics costs and customer service. Our manufacturing facilities are focused on in house manufacturing of our main product categories and emphasize quality and efficiency through scale. We continue investing in improving the safety and quality standards of our facilities.
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
We are reducing our exposure to Russian origin fish, which will take some time to replace with volumes from alternative wild caught sources and therefore we are continuing our species diversification strategy to bring a greater volume of responsibly farmed Aquaculture Stewardship Council (ASC) certified products into our portfolio.
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
Additionally, we are accelerating relevant R&D projects; diversifying our fish species, expanding our poultry platform across our existing markets and developing other categories such as “future core” and expanding our vegetables category to create a broader range of options for our consumers.
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
Seasonality
Our sales and working capital levels have historically been affected to a limited extent by seasonality. In general, sales volumes for savory frozen food are slightly higher in colder or winter months and variable production costs and working capital will vary depending on the harvesting and buying periods of seasonal raw materials, in particular vegetable crops. For example, inventory levels typically peak in August to September just after the pea harvest and as a result, more working capital is required during those months. The ice cream business follows a different seasonality to the legacy business, with stronger performance through the summer months.
Sustainability Strategy
Our purpose is to serve the world with better food and that means focusing on food that is great tasting, good for people and the planet, affordable and available everywhere.
We know that consumers, retailers, and other stakeholders are increasingly asking for brands that are more sustainable and we are very proud that our brands are for everyone because that gives us an opportunity to make a huge difference. Put simply, we want to democratize sustainable eating and we do this by working proactively and collaboratively to deliver strong, sustainable financial performance to help us grow and by making an impact across the three key pillars of our “Appetite for a Better World” sustainability strategy:
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
Our sustainability strategy is embedded into our business planning processes and is informed by perspectives from internal and external stakeholders, including our Sustainability Advisory Board, customers, suppliers, peer benchmarking and our Sustainability functional risk assessment (see also Risk Factors – Failure to adequately address current and emerging sustainability risks, including environmental, social and governance (“ESG”) matters, could have a material adverse effect on our business, financial condition and results of operations).
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
We are proud of how our teams are working together to drive progress. We are also excited to be included in the Dow Jones Best-in-Class Europe Index (previously the Dow Jones Sustainability Europe Index) for the fourth consecutive year (2021-2024), a recognized global sustainability benchmark, as the joint second highest ranking company in Europe within the food product industry group with a maximum score of 100% in Health and Nutrition for the sixth consecutive year. (2019-2024).
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
•We are committed to ethical trading, sourcing, and procurement, upholding international standards. Our Supplier Code of Conduct applies to all our supply chain partners and includes requirements on human rights, workplace health and safety, fair business practices, and traceability. We also require our direct suppliers to register on Sedex, one of the world’s largest collaborative platforms for sharing responsible sourcing data on supply chains.
•We believe we are in compliance with all relevant environmental laws and regulations and expect our suppliers to do the same.

2. Better Nutrition
•Globally and across Europe, obesity levels are rising, and populations are consuming inadequate intakes of vegetables, fruits, fiber, essential fatty acids and certain micronutrients. This comes with an enormous health, well-being and financial toll for individuals and societies. The world needs a transformed food system: one that supports sustainable, nutritionally balanced diets for all.
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
•Our Environment Policy was ratified by the Policy Committee in May 2024. This new policy sets out our commitment to measure, manage and mitigate our environmental impact and in 2021 our emissions reduction targets were approved by the Science Based Targets Initiative (SBTi) enabling us to join the UN's Race to Zero and support suppliers to develop their own science-based targets. This comes on the back of several years of significant emission reductions. In addition to setting clear targets for our own business to reduce emissions per ton of product by 45% against a 2019 baseline, we want to ensure that the top 75% of our suppliers by emissions also develop their own science-based targets by 2025.
•To assess progress against our targets we measure our corporate carbon footprint annually by calculating total Scope 1,2, and 3 emissions. Our footprint covers our own operations, all owned and third-party warehousing and inbound and outbound logistics of finished goods.
•In 2020 we joined the global fight against food waste initiative 10x20x30, which unites the world’s largest food retailers and providers to reduce food waste. For our legacy business (that which excludes the acquisition of Findus Switzerland and the Adriatic business) we have reduced edible food waste by around 30% since 2015.
•We consider the total packaging system when designing packaging, recognizing that it plays an important role in terms of food safety, convenience, as well as sustainability. Under our

Packaging Policy we are committed to reducing packaging volumes, using more recyclable packaging materials, and promoting re-use. As driving progress on sustainable packaging is particularly challenging, this is one of the key areas of focus for our Open Innovation Portal initiative launched in 2022.
•We continue to strive for safety excellence and our vision towards zero harm to our employees, contractors, and visitors. In 2024, we continued to build solid foundations in our proactive approach to safety risk mitigation. We can broadly split our activity into two areas, investment in risk reduction in our facilities and a continuation to embed our safety culture.
•Our mission is to inspire, empower and equip our teams to be successful, so that everyone can learn, develop, and grow and have rewarding work experiences. This includes helping our employees to nurture their health and well-being and measuring how we are doing as part of our "Our Voice" employee survey.
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
The Company is undertaking a business transformation program underpinned by an upgrade to the latest SAP S4/HANA Enterprise Resource Planning (ERP) platform. The program aims to modernize the end-to-end technology estate to support current and future complex and evolving business needs. Among the many changes, the program will move the operating model for our existing business to a cloud-hosted solution, which better deploys new services to the business and end users, including application management, supporting a diverse workforce across multiple locations and languages, as well as deploying artificial intelligence assisted tools. Additionally, we utilize an outsourced service provider, maintaining best in class IT cost alongside improved capability to scale in line with business developments. This will continue in future years as the upgrade is rolled-out across the Company.
Details of the Company's approach to Cybersecurity can be found in Item 16K Cybersecurity.
Intellectual Property
As a brand-led business, intellectual property (“IP”) remains a core focus for the Company.
The Company now has over 1500 trademarks, over 40 registered designs and 23 registered and pending patents across commercial territories which are of interest to us globally.
Our IP is managed centrally, and we continue to work in close collaboration with a specialist team of trademark & patent attorneys and IP solicitors in respect of trade mark, design and patent protection and enforcement around the world. In particular, there are strategies in place to maintain, protect and enforce our core central brands including Captain and Nomad Foods in the Company's commercial territories of interest. Likewise, we monitor, protect and enforce our rights in all local brands including Birds Eye, iglo, Findus, Frikom, Ledo, Green Cuisine, Aunt Bessie's, Goodfella's, La Cocinera and Belviva, across the UK and Europe, including our export markets.
The dedicated drive to protect the Company’s innovations and new technologies continues - the business now has 23 pending or registered patents in place across the UK and Europe and there is a continued focus on the protection of the business' trade secrets.

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
We are also subject to a broad range of European directives and regulations and local country requirements regarding the manufacture and sale of frozen foods for human consumption. These directives and regulations define technical standards of production, transport and storage of frozen foods intended for human consumption and require us to assure internal quality control at each stage of the “cold chain” and to implement any standards, as established by public authorities. These directives and regulations have in all areas of food safety been translated into UK statutory instruments as written, the predicted review of this legislation in the UK has been halted and all existing EU legislation has been passed into law with no further changes at this time.
Listed below are the various internal due diligence procedures we have established to ensure continuous compliance with all relevant regulatory and food safety standards:

•Implementing food hygiene principles across all production sites in accordance with food hygiene regulations;

•Annual external auditing of our production sites conducted by independent compliance companies applying the Brand Reputation Compliance Global Standard for Food Safety Issue 9, or its European equivalent the International Food Standard, both of which are aligned to the Global Food Safety Initiative driven by the Consumer Goods Forum. Currently 93% of our suppliers are also certified to one or more of these food safety management systems and it is our long-term objective to achieve 100% certification;
•Maintaining a risk-based microbiological and contaminant screening program for due diligence; and
•Holding monthly regulatory updates to assess emerging risk areas, update policies and review outstanding issues as part of the quality forum meeting which is attended by functional heads.
Tariffs and Trade
We are subject to specific trade requirements regarding products of animal origin, including fish and poultry, two of our main ingredients in our products. The UK government has implemented the Border Target Operating Model, that was progressively introduced from January 2024, for which key components remain in a period of consultation. This may affect trade movements going forward, specifically around the linked but separate Windsor Framework between the EU, GB and Northern Ireland.
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

Environmental Law
The European Commission, Directorate-General for the Environment is responsible for EU policy on the environment and for monitoring the implementation of related laws. The European Union has issued numerous directives relating to environmental protection, including those aimed at improving the quality of water, addressing air and noise pollution, assuring the safety of chemicals and setting standards for waste disposal and clean-up of contamination. European directives are given effect by specific regulations in Member States and applicable regulations have been implemented in each of the countries in which we conduct our manufacturing activities. In addition, there may also be further regulations implemented at a country level in other countries in which we operate. Accordingly, our facilities must obtain permits for certain operations and must comply with requirements relating to, among others, water supply and use, water discharges and air emissions, solid and hazardous waste storage, management and disposal of waste, clean-up of contamination and noise pollution. For all of our facilities we track compliance against permit and license conditions. In 2024 we introduced reporting standards and an internal escalation process for significant environmental events. Environmental events are reported to the Executive team on a monthly basis and any environmental legal action is escalated through the Risk Committee.
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
Compliance with environmental laws and regulations is managed at the facility level. The majority of our manufacturing facilities have a detailed environmental management system which are externally audited on an annual basis for compliance with ISO 14001. In addition, we also track legislative changes at a corporate level to identify any impending changes of material interest. Legislation impacting multiple facilities would be tracked at the Risk Committee. In 2024, we have been formalizing our Environmental Compliance Strategy and have commenced the build of our formal Nomad Environmental Management System (EMS).
In addition, under some environmental laws and regulations, we could be responsible for contamination we may have caused and investigating or remediating contamination at properties we own or occupy, even if the contamination was caused by a prior owner or other third party or was not due to our fault, and even if the activity which resulted in the contamination was legal at the time it occurred. We track all losses to the environment that may result in an onsite or offsite impact. Depending on severity of the incident the event may be escalated to the Risk Committee. In 2024 there were no loss events resulting in contamination of the environment.
Occupational Health and Safety
The safety and health of our employees is the number one priority for the business. In 2024 we set a number of challenging targets for lagging and leading safety metrics within our highest risk operations. Overall, we have performed better than our targets in all categories and have made significant progress in reducing the number of injuries sustained within our supply chain operations.
In 2024 we commenced our Company-wide safety expansion, bringing visibility of our safety program to all parts of the business. This has included:
•Integration of safety performance into the Regional Director governance process
•Identification of safety champions
•Assessment of legal compliance at our office locations
•Developing a standard for safety in non-manufacturing locations
We continue to develop our Group Safety Management system and are working towards certification to International Standards ISO45001 and ISO50001 at all our Manufacturing Facilities. We are continuing to build a centralized Nomad Safety Management System to ISO45001 standards and this year we have built internal standards for contractor management, risk assessments and ammonia management.
We have a legal responsibility to protect the health and safety of our employees, customers and any other persons who may be affected by our operations and aim to meet the European Framework Directive on Safety and Health at Work (89/391 EEC). We continually strive to comply with all the local and European legislation in all the countries we have a presence and in 2024 we introduced a central risk register to monitor changing legislation across all of our operations.
We understand the value of education and engagement in sustaining a strong safety culture and in 2024 we have harnessed opportunities to bring visibility to our workforce through published stories, webcasts, town hall events and centralized safety training.
In 2024, we deployed our central safety and environmental software system. This system provides visibility and escalation of incidents and accidents across the business. Linked to this is the deployment of our investigation standard and root cause tools. Our new software provides greater data and action closure transparency and includes functionality for all employees to raise unsafe conditions and unsafe behaviors.
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
Compliance Programs
We have established policies and procedures aimed at compliance with applicable legislation and regulations, including policies for Anti-Bribery and Corruption as well as Trade Sanctions. Our Code of Business Principles as our framework policy is designed to ensure compliance with applicable legal and regulatory requirements to drive a strong compliance culture throughout all of our operations. A breach of the Code of Business Principles can lead to disciplinary action, up to termination of employment.
Our Safecall reporting line, which is operated by an external service provider, allows employees and third parties to report issues or ethical concerns anonymously. Compliance at the local level is based in large part on building strong local companies and developing a proper approach in coping with operational dilemmas within the boundaries of applicable laws and responsible conduct. Local management, assisted by the Internal Audit department, carries out reviews to identify compliance risks and to ensure that adequate procedures to manage those risks are in place. We continually analyze and assess changes in applicable laws and regulations, and implement appropriate adaptations when necessary.
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

Human Capital management

1.Leadership Development and Talent Management
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

2. Culture and Employee Engagement
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
5. Measuring our Human Capital Performance
We welcome the increasing focus on measurement of Human Capital Practice through Indexes such as the Dow Jones Best-in-Class Europe Index (previously the Dow Jones Sustainability Europe Index) and will address the increasing disclosure requirements through our ongoing efforts in sustainability, including data collection and systems.

C.    Organizational Structure
We (Nomad Foods Limited) are a holding company with 50 subsidiaries, all of which are wholly-owned by us. Significant subsidiaries are listed within Note 15 “Subsidiaries” to our consolidated financial statements in Item 18.
D.    Property, Plant and Equipment
The following table sets forth information on the main manufacturing sites used by us in our business:

Facility	Products	Production (ktons)	Utilization %	Freehold/ Leasehold	Footprint
Belgrade, Serbia	Ice cream, Pastry Products, Vegetables, Fruits	35	30%	Freehold	Site: 116,500 m2 Buildings: 8,100 m2
Bremerhaven, Germany	Fish Products	92	90%	Leasehold	Site: 90,000 m2 Buildings: 30,000 m2
Cisterna, Italy	Vegetables, Free Flow Meals, Fish Fingers, Sofficini	66	66%	Freehold	Site: 269,560 m2 Buildings: 69,198 m2
Lowestoft, UK	Vegetables, Fish Products, Poultry, Potato, Beef Burgers	116	86%	Mixed	Site: 99,000 m2 Buildings: 45,000 m2
Naas, ROI	Frozen Pizza Products	38	88%	Freehold	Site: 35,288 m2 Buildings: 5,930 m2
Reken, Germany	Vegetables, Free Flow Meals, Ready Meals, Special Foods	90	67%	Freehold	Site: 118,000 m2 Buildings: 43,000 m2
Zagreb, Croatia	Ice cream, Pastry Products	18	39%	Freehold	Site: 23,129 m2 Buildings: 9,739 m2

For more information on property, plant and equipment see Note 12 “Property, plant and equipment”. We lease our principal executive offices located at Forge, 43 Church Street West, Woking, GU21 6HT, which is 30,339 square feet in size.
Item 4A.    Unresolved Staff Comments
None.
Item 5.     Operating and Financial Review and Prospects
The following is a discussion of the financial condition and results of operations for the years ended December 31, 2024 and 2023. Discussion regarding our financial condition and results of operations for the year ended December 31, 2023 as compared to the year ended December 31, 2022 is included in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on February 29, 2024 (the "2023 Form 20-F").
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

Overview
Nomad operates in the European frozen food market, selling its products primarily to large grocery retailers either directly or through distribution arrangements primarily in the UK, Italy, Germany, France, Austria and Croatia.
These countries represent our top six markets and collectively represented approximately 75% of the total European Savory frozen food markets (in terms of retail sales value) and generated 69% of our revenue in 2024. We also sell our products across western, southern and south-eastern Europe. The brands under which we sell our products are “Birds Eye”, "Aunt Bessie's" and "Goodfella's" in the UK and Ireland, “Findus” in Italy, France, Spain, Sweden, Switzerland and Norway, “iglo” in Germany and other continental markets, "Ledo" in south-eastern Europe and "Frikom" in Serbia and North Macedonia.
We currently operate eighteen manufacturing plants, three in Croatia, two in Germany, two in Sweden, two in Norway, two in Ireland, two in the UK and one each in Spain, Italy, France, Serbia and Switzerland.
Management discussion on current macroeconomic issues
While geopolitical uncertainty remains high, many of the macro headwinds we have faced in recent years began to abate in 2024. The volatility and uncertainty of demand related to Covid-induced behavioral changes has subsided and the material cost inflation pressure we faced in 2022 and 2023 has eased. This has created an environment that is relatively more accommodating for margin expansion, as evidenced by the gross margin recovery we achieved in 2024. This, however, has also created an environment that is less conducive of sales growth as the subdued cost inflation backdrop has resulted in market-wide price inflation that is pacing below the long-term trend. We are encouraged to see volume growth in our categories but have witnessed category value growth decelerate through 2024 as price growth waned.
As we look to 2025 our current expectation is that the macro environment we experienced in the second half of 2024 will likely continue.
Financings and Acquisitions
Financings
On August 5, 2021, the Company announced a share repurchase program to purchase up to an aggregate of $500.0 million of the Company’s ordinary shares to be executed. Acquisitions pursuant to the stock repurchase program may be made from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions, at the Company's discretion, as permitted by securities law and other legal requirements. During 2022, the Company repurchased and cancelled 1,160,547 ordinary shares in open market transactions at an average price of $26.23 for aggregate gross costs of $30.5 million (€26.8 million) under this authorization. During 2023, a further 11,314,705 ordinary shares were repurchased and canceled in open market transactions at an average price of $16.33 for aggregate gross costs of $185.0 million (€170.9 million) under this authorization. Directly attributable costs of €0.2 million were incurred.
On November 6, 2023, the Company's Board of Directors authorized a new share repurchase program to purchase up to an aggregate of $500 million of the Company’s ordinary shares. Acquisitions pursuant to the share repurchase program may be made from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions, at the Company's discretion, as permitted by securities laws and other legal requirements. This new program replaces the previous authorization which was established in August 2021 and finished at the end of 2023. The new program will expire at the end of 2026. Pursuant to this program, as at December 31, 2024, 7,415,614 ordinary shares had been repurchased and canceled in open market transactions at an average price of $17.50. The aggregate gross costs were $129.9 million (€119.6 million) and directly attributable transaction costs of €0.1 million were incurred.

On September 22, 2023, the Company closed on the repricing of its USD denominated Term Loan B of $700 million principal due 2029. Following the closing, the margin on the Term Loan was reduced by 0.75% to SOFR plus 3.0%.
On February 2, 2024, the Company closed on the repricing of its existing EUR denominated Term Loan B of €130 million principal due 2029. Following the closing, the margin on the Term Loan was reduced by 0.75% to EURIBOR plus 2.75%.
On May 7, 2024, the Company closed on the repricing of its USD denominated Term Loan B of $693 million principal due 2029. Following the closing, the margin on the Term Loan was reduced by 0.5% to SOFR plus 2.5%.
Recently Issued and Not Yet Adopted Accounting Pronouncements under IFRS
Information relating to “IFRSs recently issued and not yet adopted” are described in Note 2 to the Financial Statements.

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
The statement of income data for the Fiscal 2024 Period, Fiscal 2023 Period and Fiscal 2022 Period and the balance sheet data as of December 31, 2024 and 2023 have been derived from our audited consolidated financial statements included elsewhere in this annual report.

	Year ended December 31 2024	Year ended December 31 2023	Year ended December 31 2022	Year ended December 31 2021	Year ended December 31 2020
	€m	€m	€m	€m	€m
Statement of Income data:
Revenue	3,099.8	3,044.5	2,939.7	2,606.6	2,515.9
Cost of sales	(2,182.0)	(2,185.8)	(2,124.4)	(1,862.3)	(1,753.4)
Gross profit	917.8	858.7	815.3	744.3	762.5
Other operating expenses	(461.3)	(445.8)	(391.2)	(356.3)	(382.7)
Exceptional items	(69.5)	(72.5)	(48.7)	(45.3)	(20.6)
Operating profit	387.0	340.4	375.4	342.7	359.2
Net finance costs	(109.1)	(86.8)	(54.4)	(106.0)	(63.7)
Profit before tax	277.9	253.6	321.0	236.7	295.5
Taxation	(50.8)	(60.9)	(71.2)	(55.7)	(70.4)
Profit for the period	227.1	192.7	249.8	181.0	225.1
Basic weighted number of shares	161,502,018	170,573,002	174,279,621	178,070,770	194,019,070
Diluted weighted number of shares	162,219,900	171,203,914	174,279,621	178,070,770	197,894,106
Basic earnings per share	1.41	1.13	1.43	1.02	1.16
Diluted earnings per share	1.40	1.13	1.43	1.02	1.14
Balance Sheet data:
Total assets	6,431.6	6,416.7	6,326.1	6,170.8	5,580.6
Total equity	2,662.5	2,591.9	2,606.2	2,299.0	2,126.1
Share capital	—	—	—	—	—

Overview of Results

	Year ended December 31, 2024	Year ended December 31, 2023
	€m	€m
Statement of Income data:
Revenue	3,099.8	3,044.5
Cost of sales	(2,182.0)	(2,185.8)
Gross profit	917.8	858.7
Other operating expenses	(461.3)	(445.8)
Exceptional items	(69.5)	(72.5)
Operating profit	387.0	340.4
Finance income	30.1	22.8
Finance costs	(139.2)	(109.6)
Net finance costs	(109.1)	(86.8)
Profit before tax	277.9	253.6
Taxation	(50.8)	(60.9)
Profit for the year	227.1	192.7
The table below presents certain additional key performance indicators:

	Year ended December 31, 2024	Year ended December 31, 2023
(€ in millions, except percentages)	€m	€m
Gross Margin(1)	29.6%	28.2%
Adjusted EBITDA(2)	565.1	535.0
Adjusted EBITDA Margin(3)	18.2%	17.6%

(1)Gross Margin. Represents Gross Profit as a percentage of revenue for the relevant period. You should exercise caution in comparing our Gross Profit and Gross Margin with similarly titled measures of other companies, as the definition may not be comparable.
(2)Adjusted EBITDA. EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments, and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share-based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis. Accordingly, the information has been disclosed in this annual report to permit a more complete and comprehensive analysis of our operating performance. You should exercise caution in comparing our Adjusted EBITDA with similarly titled measures of other companies, as the definition may not be comparable. Adjusted EBITDA is a non-IFRS measure and you should not consider it as an alternative or substitute to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.
(3)Adjusted EBITDA Margin. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue for the relevant period. Adjusted EBITDA margin is a non-IFRS measures and you should not consider it is an alternative or substitute to operating profit margin as a measure of operating performance.

The following table reconciles revenue to Gross Profit and Gross Margin for the periods presented:

	Year ended December 31, 2024	Year ended December 31, 2023
	€m	€m
Revenue	3,099.8	3,044.5
Cost of sales	(2,182.0)	(2,185.8)
Gross Profit	917.8	858.7
Gross Margin	29.6%	28.2%
The following table reconciles profit for the year to Adjusted EBITDA for the relevant period as follows:

	Year ended December 31, 2024	Year ended December 31, 2023
	€m	€m
Profit for the year	227.1	192.7
Taxation	50.8	60.9
Net financing costs	109.1	86.8
Depreciation and amortization	96.9	95.0
Exceptional items (1)	69.5	72.5
Other add-backs (2)	11.7	27.1
Adjusted EBITDA	565.1	535.0

(1)Elimination of exceptional items which management believes do not have a continuing impact. Details of what has been identified as exceptional is included in the Results of Operations for each reporting period as set out in this item and in Item 5 of the 2023 Form 20-F.
(2)Represents the elimination of share-based payment charges and related employer payroll expense of €10.4 million (2023: €26.1 million) and elimination of non-operating M&A related costs of €1.3 million (2023: €1.0 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
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

Exceptional items. The separate reporting of exceptional items, which are presented as exceptional within the relevant income statement category, helps provide an indication of our underlying business performance. Exceptional items have been identified and adjusted by virtue of their size, nature or incidence. In determining whether an event or transaction is exceptional, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.
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

Results of Operations for the Year Ended December 31, 2024 and the Year Ended December 31, 2023

	Year ended December 31, 2024	Year ended December 31, 2023
Statement of Income data:	€m	€m
Revenue	3,099.8	3,044.5
Cost of sales	(2,182.0)	(2,185.8)
Gross profit	917.8	858.7
Other operating expenses	(461.3)	(445.8)
Exceptional items	(69.5)	(72.5)
Operating profit	387.0	340.4
Finance income	30.1	22.8
Finance costs	(139.2)	(109.6)
Net finance costs	(109.1)	(86.8)
Profit before tax	277.9	253.6
Taxation	(50.8)	(60.9)
Profit for the year	227.1	192.7

Revenue for the year ended December 31, 2024 was €3,099.8 million (year ended December 31, 2023: €3,044.5 million). The 1.8% revenue increase was driven by an organic revenue increase of 1.0%, a measure which excludes the impact of translational foreign exchange compared to the year ended December 31, 2023.
Gross profit, defined as revenue offset by cost of sales, increased €59.1 million to €917.8 million for the year ended December 31, 2024 from €858.7 million for the year ended December 31, 2023. The increase in gross profit was driven by the increase in revenue and gross margin. Gross Margin, defined as gross profit as a percentage of revenue, increased by 140 basis points to 29.6% from 28.2% in the year ended December 31, 2023 primarily due to:
•A 40 basis points increase from pricing, promotional investments and product mix
•A 100 basis points increase due to supply chain productivity.
Other operating expenses increased to €461.3 million for the year ended December 31, 2024 (year ended December 31, 2023: €445.8 million). The increase of €15.5 million was driven primarily by increased Advertising and Promotion, ongoing investments in capabilities development and some inflationary headwinds, offset by a decrease in costs of the company share award scheme.
Exceptional items of €69.5 million were incurred in the year ended December 31, 2024 (year ended December 31, 2023: €72.5 million). The majority of these expenses relate to the multi-year, enterprise-wide transformation and optimization program that began in 2020 of €68.0 million (year ended December 31, 2023: €68.4 million). The balance relates to a net expense from the settlement of legacy matters of €1.5 million (year ended December 31, 2023: net income of €0.8 million). The expense for the year ended December 31, 2023 includes €4.9 million related to other expenses considered to be exceptional.

Net finance costs of €109.1 million in the year ended December 31, 2024 (year ended December 31, 2023: €86.8 million) include €106.5 million of interest payable on long term borrowings, lease liabilities and other cash pay interest expenses net of hedges (year ended December 31, 2023: €91.1 million), a loss of €20.6 million resulting from the translation of foreign currency-denominated financial assets and liabilities into Euros (year ended December 31, 2023: €3.0 million), €7.0 million of amortization of capitalized debt discounts and borrowing costs (year ended December 31, 2023: €6.4 million), €4.7 million of other interest and finance costs (year ended December 31, 2023: €8.1 million) and losses on derivatives designated as fair value through profit and loss of €0.4 million (year ended December 31, 2023: €1.0 million). This is offset by finance income of €10.0 million (year ended December 31, 2023: €5.8 million), net financing gains incurred in amending terms of debt of €14.4 million (year ended December 31, 2023: €16.7 million) and a reversal of impairment on short-term investments of €5.7 million (year ended December 31, 2023: €0.3 million).
There was a tax charge in the year ended December 31, 2024 of €50.8 million based on the underlying taxable profits. A taxation charge of €60.9 million was booked in the year ended December 31, 2023. This difference is principally caused by a deferred tax uplift as a result of the increase in tax basis for intangible assets.
As noted in Item 3D. Risk Factors, the future performance of the business is affected by a range of governmental economic, fiscal, monetary and political factors. In particular, the ongoing conflict between the Ukraine and Russia, which could have a material impact on the future results of the business.
B.    Liquidity and Capital Resources
Overview
We believe that cash flow from operating activities, available cash and cash equivalents and our access to our revolving credit facilities will be sufficient to fund our liquidity and other requirements for at least the next 12 months. At December 31, 2024, we had €588.8 million of total liquidity, comprising €403.3 million in cash and €185.5 million of available borrowings under our revolving credit facilities. We also continue to expect to be able to raise capital through equity and debt offerings to support the strategic aims of the Company when it is advisable to do so and market conditions allow. In addition, we may enter into working capital related facilities including receivables financing, reverse factoring and supply chain financing to support the requirements of the business. Our principal liquidity requirements are for working capital and general corporate purposes, including capital expenditures, debt service, dividends and share repurchases, as well as to identify and effect strategic acquisitions.
As a holding company, we depend on our receipt of cash dividends from our operating subsidiaries. For more information, see Item 3D: Key Information - Risk Factors - We are a holding company whose principal source of operating cash is the income received from our subsidiaries.
Restricted Cash
Nomad had cash and cash equivalents of €403.3 million at December 31, 2024, of which €0.3 million was restricted. This compares with cash and cash equivalents of €412.9 million at December 31, 2023 of which €0.2 million was restricted. Cash may be restricted for reasons including, but not limited to collateral as support for issuance of guarantees.
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

The following table summarizes net cash flows with respect to our operating, investing and financing activities for the periods indicated:

	Year ended December 31, 2024	Year ended December 31, 2023
	€m	€m
Net cash from operating activities	435.4	430.8
Net cash used in investing activities	(64.4)	(76.8)
Net cash used in financing activities	(366.4)	(321.5)
Net increase in cash and cash equivalents	4.6	32.5
Cash and cash equivalents at end of the period	403.3	399.7

Net Cash from Operating Activities
Net cash from operating activities was €435.4 million for the year ended December 31, 2024, compared to €430.8 million for the year ended December 31, 2023. The €4.6 million increase was mainly due to higher profit and lower tax paid, offset in part by an outflow in working capital. Tax paid for the year ended December 31, 2024, was €49.1 million compared to tax paid of €92.8 million for the year ended December 31, 2023.The net cash outflow from changes in working capital was €11.6 million in the year ended December 31, 2024, compared to a net cash inflow of €58.0 million in the year ended December 31, 2023.
Net Cash Used in Investing Activities
Net cash used in investing activities was €64.4 million for the year ended December 31, 2024, compared to €76.8 million for the year ended December 31, 2023. Payments for property, plant and equipment and intangible assets of €80.3 million were offset by interest received of €10.2 million and redemption of investments of €5.7 million in the year ended December 31, 2024, compared to payments for property, plant and equipment and intangible assets of €82.4 million, offset by interest received of €5.3 million and redemption of investments of €0.3 million in the year ended December 31, 2023.
Net Cash Used in Financing Activities
Net cash used in financing activities was €366.4 million for the year ended December 31, 2024, compared to €321.5 million for the year ended December 31, 2023. The net cash outflow in the year ended December 31, 2024 includes interest paid of €112.2 million, lease payments of €31.3 million, dividend payments of €89.2 million and payments of €118.7 million for the repurchase of ordinary shares. The net cash outflow in the year ended December 31, 2023 included interest paid of €93.9 million, lease payments of €30.1 million and payments of €170.9 million for the repurchase of ordinary shares.

Capital Expenditures
Our capital expenditures as of December 31, 2024 consisted, and in 2025 we expect to consist, primarily of expenditures for factory capacity expansion and maintenance, cost savings projects, information systems, innovation, regulatory compliance and other items. Capital expenditure remained at heightened levels in 2024 due to the ongoing execution of its multi-year business transformation program which includes the ongoing implementation of new systems. Capital expenditure is expected to remain at heightened levels in 2025 as a result of this program.
Capital commitments as of December 31, 2024 are not considered to be significant and are presented within Note 35 “Capital commitments” to our consolidated financial statements in Item 18. The anticipated source of such funds for such capital expenditures are cash flow from operating activities, available cash and cash equivalents and our revolving credit facilities.
The following table sets forth our capital expenditures for the periods indicated, including as a percentage of revenue:

	Year ended December 31, 2024	Year ended December 31, 2023
	€m	€m
Capital expenditures	80.3	82.4
Capital expenditure as a % of revenue	2.6%	2.7%

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
Debt
Senior Facilities Agreement

We maintain a syndicated senior facilities agreement with certain finance parties and lenders, originally dated July 3, 2014, as subsequently amended and restated most recently on April 29, 2024 (the “Senior Facilities Agreement”). Morgan Stanley, London Branch, is currently both the facility agent and security agent.

The Senior Facilities Agreement governs our term loan facilities and our €175 million revolving credit facility.

Term Loan Facilities

U.S. Dollar Denominated Term Loan Facility

The U.S. Dollar (USD) denominated term loan facility as at December 31, 2024 consists of term loans in an aggregate principal amount of $686.1 million. The USD denominated term loans bear interest at a rate per annum equal to term SOFR (subject to a 0.5% floor) plus 2.5% per annum.

The USD denominated term loan facility is fully drawn and matures on November 10, 2029.

Euro Denominated Term Loan Facilities

The Euro (EUR) denominated term loan facilities as at December 31, 2024 consists of term loans in an aggregate principal amount of €683.2 million. Of this, €553.2 million bears interest at a rate per annum equal to EURIBOR (subject to a zero floor) plus 2.5% and matures on June 24, 2028. A further €130.0 million bears interest at a rate per annum of EURIBOR (subject to a zero floor) plus 2.75% and matures on November 10, 2029.

Revolving Credit Facilities

The Senior Facilities Agreement provides for an €175.0 million revolving credit facility, of which up to €50.0 million can be used for the issuance of letters of credit and other ancillary facilities. The revolving credit facility matures on June 24, 2026 and bears interest at a rate per annum equal to the underlying reference rate, plus the applicable margin of 2.25% per annum, payable at the end of each interest period. The Revolving Credit Facility also includes a margin ratchet linked to the future leverage of the Company and achievement of linked ESG target KPI's. In addition to the Revolving Credit Facility, the Company also has an aggregate of €12.3 million available through other revolving credit facilities. As of December 31, 2024, there was no cash drawn from the revolving facilities, with €1.8 million outstanding by way of issued letters of credit and bank guarantees.

Indebtedness at December 31, 2024

As of December 31, 2024, we had approximately €2,116.0 million (December 31, 2023: €2,094.1 million) of indebtedness outstanding under our term loan facilities and no amounts outstanding under our revolving credit facilities, other than €1.8 million (December 31, 2023: €2.7 million) in relation to stand-by letters of credit and bank guarantees.

Terms of the Senior Facilities Agreement

The Senior Facilities Agreement contains certain customary operating covenants (certain of which are not applicable depending on the ratio of Consolidated Total Net Debt to Consolidated EBITDA) and other customary provisions relating to events of default, including non-payment of principal, interest or fees, misrepresentations, breach of covenants, creditor process, cross default to other indebtedness of the borrowers and its subsidiaries. If, in respect of any Relevant Period, the aggregate amount of: (i) all Revolving Facility Loans; (ii) drawn Letters of Credit; and (iii) Ancillary Outstanding’s (but excluding Ancillary Outstanding’s by way of undrawn letters of credit and undrawn bank guarantees under the relevant Ancillary Facility) calculated as at the last day of each such Relevant Period, is equal to or exceeds 40% of the Total Revolving Facility Commitments as at such date, Debt Cover in respect of that Relevant Period shall not exceed 7.25:1. (Each of the foregoing terms is defined in the Senior Facilities Agreement). As of December 31, 2024, we were in compliance with all financial and other covenants contained in our Senior Facilities Agreement.

The USD denominated term loans include the requirement to repay 1% of original issued notional, as of the most recent repricing date, per annum from and including October 10, 2023. In addition to the mandatory 1% per annum amortization, the Senior Facilities Agreement also includes an excess cash flow calculation whereupon an amount of principal shall be repaid based upon terms including cash generated during the year and Company leverage. As of December 31, 2024, no excess cash is expected to be paid out in 2025 related to 2024.

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

The Fixed Rate Senior Secured Notes are currently admitted to the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF Market. As of December 31, 2024, we had €800.0 million of Fixed Rate Senior Secured Notes outstanding.

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
For accounting purposes, as of December 31, 2024 (based on the assumptions used), the deficit for the net employee benefit obligations equaled €152.1 million (December 31, 2023: €158.3 million).
For the year ended December 31, 2024 pension costs related to defined benefit, defined contribution and long-term benefit plans equated to €22.2 million (2023: €22.1 million; 2022: €22.4 million). This includes all costs related to the pension schemes and other long-term benefits plans as well as associated interest costs.

For additional information, see Note 22 “Employee benefits” to our consolidated financial statements in Item 18.
A description of our principal accounting policies, critical accounting estimates and judgments is set out in Note 3 and Note 4 to our audited consolidated statements which appear elsewhere in this annual report.
Other cash commitments
We are contractually obliged to short and long term commitments regarding raw material expenditures as well as for purchases of finished or semi-finished products. Agreements with co-packers that require significant investment from the counterparty are generally negotiated to cover several years of our operational needs. Furthermore, a high proportion of Advertising and promotional expenditure is negotiated and committed to through annual contracts. We also have long term service contracts which we have committed to make but which are not yet payable. These include those for the provision of logistical operations as well as software and IT support which typically cover a number of years. All of these purchase commitments represent a modest proportion of our annual expenditure. As of December 31, 2024 these commitments total €346.5 million.
Furthermore, a number of our tangible fixed assets are leased under short and long term contracts for which a maturity profile is presented within Note 32 “Financial Risk Management” to our consolidated financial statements in Item 18.
C.    Research and development, patents and licenses, etc.
Growing our core through our Must Win Battle strategy is our focus across fish, vegetables, poultry and local product portfolio, such as pizza. Innovation is key to this and we have a strong pipeline of activities. Innovation is also a key driver of growth for our Green Cuisine business, which includes development of meat alternatives and fish species diversification. Our focus is to create competitive advantage through delivery of innovations that address consumer needs and are enabled by science and technology. To achieve this we have embedded innovation in our strategy and seek to ensure that technologies are fully protected to maintain differentiation.

We are committed to ensuring product superiority on all our Must Win battles by focusing on taste, health and sustainability. We invest in external benchmarking activities to track product performance and renovation programs are in place to ensure that our core continues to delight our consumers.

To support these activities, we operate a clear governance process with a “Global Innovation Meeting” (“GIM”) which is responsible for reviewing and approving innovations in our core Must Win Battles that span multiple markets. "Cluster Innovation Meetings" ("CIM") occur within each market and focus on the local portfolio. Our Research and Development team is organized around our Must Win Battles, both centrally and locally. This allows us to leverage our investment in research and development across our markets where scale can be achieved and move fast within individual markets to address local opportunities, thus maximizing our ability to deliver to consumer needs efficiently.
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
See Item 5.A for a discussion of current macroeconomic issues facing the Company.
E.    Critical Accounting Estimates and Judgments
The consolidated financial statements of Nomad and its subsidiaries have been prepared in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board. Information relating to “Critical Accounting Estimates and Judgments” are described in Note 4 to the Financial Statements.

Item 6.    Directors, Senior Management and Employees
A.    Executive Officers and Directors
The following table lists each of our executive officers and directors and their respective ages and positions as of February 21, 2025.

Name	Director since	Age	Position
Sir Martin E. Franklin	April 4, 2014	59	Co-Chairman
Noam Gottesman	April 4, 2014	62	Co-Chairman
Ian G.H. Ashken	June 16, 2016	63	Director
Ruben Baldew	August 5, 2024	47	Chief Financial Officer and Director
Stéfan Descheemaeker	June 1, 2015	63	Chief Executive Officer and Director
James E. Lillie	May 28, 2015	62	Director
Stuart M. MacFarlane	May 8, 2019	56	Director
Victoria Parry	February 16, 2016	58	Director
Amit Pilowsky	May 9, 2022	48	Director
Melanie Stack	May 4, 2021	62	Director

Set forth below is a brief biography of each of our executive officers and directors.

Sir Martin Ellis Franklin, KGCN, our co-founder and co-Chairman is the founder and CEO of Mariposa Capital, LLC, a Miami-based family office focused on long-term value creation across various industries, and Chairman and controlling shareholder of Sweet Oak, a diversified platform for consumable products, including Royal Oak Enterprises, LLC and Whole Earth Brands, Inc. Sir Martin is also the co-founder and Co-Chairman of Nomad Foods Limited, the Founder and Executive Chairman of Element Solutions Inc, co-Chairman of APi Group Corporation and co-Chairman of Acuren Corporation. Sir Martin was the co-founder and Chairman of Jarden Corporation (“Jarden”) from 2001 until April 2016 when Jarden merged with Newell Brands Inc (“Newell”) serving also as its CEO from 2001 to 2011 and its Executive Chairman from 2011-2016. Prior to founding Jarden in 2001, Sir Martin served as the Chairman and/or Chief Executive Officer of three public companies: Benson Eyecare Corporation, Lumen Technologies, Inc., and Bollé Inc. between 1992 and 2000.
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
Ian G.H. Ashken serves as a director of Nomad Foods Limited, APi Group Corporation (since 2019) and Element Solutions Inc. (since 2013). Previously, he was the co-founder of Jarden and served at various times as its Vice Chairman, President, Chief Financial Officer, Secretary and as a director from June 2001 until the consummation of Jarden’s business combination with Newell in April 2016. Prior to Jarden, Mr. Ashken served as the Vice Chairman and/or Chief Financial Officer of three public companies, Benson Eyecare Corporation, Lumen Technologies, Inc. and Bollé Inc. between 1992 and 2000. Mr. Ashken is also a director or trustee of a number of private companies and charitable institutions.

Ruben Baldew has served as Chief Financial Officer of Nomad Foods since June 2024. Prior to joining the company, Mr. Baldew was Chief Financial Officer of Accell Group from November 2018 until October 2023. During his tenure at Accell Group, he led multiple value creation initiatives prior to the successful sale of the business. Before Accell Group, he spent over 17 years at Unilever, starting his professional career within the Ice Cream and Frozen Food Europe division and going on to hold finance roles across supply chain, procurement, marketing and sales in various European and Asian markets. Mr. Baldew studied tax law at Leiden University and has an Executive Master of Finance and Control from Maastricht University.
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
James E. Lillie has served as co-Chairman of APi Group Corporation since 2019, and served as its director from 2017 and of Acuren Corporation since 2024. Previously, he served as Jarden’s Chief Executive Officer from June 2011 until the consummation of Jarden’s business combination with Newell in 2016. From 2003 to 2011 he served as Jarden’s Chief Operating Officer and President (from 2004). From 2000 to 2003, Mr. Lillie served as Executive Vice President of Operations at Moore Corporation, Limited. From 1999 to 2000, he served as Executive Vice President of Operations at Walter Industries, Inc., a Kohlberg, Kravis, Roberts & Company (KKR) portfolio company. From 1990 to 1999, Mr. Lillie held a succession of senior level management positions across a variety of disciplines including human resources, manufacturing, finance and operations at World Color, Inc., another KKR portfolio company. During the last five years, Mr. Lillie also previously served as a director of Tiffany & Co.

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

Melanie Stack has served on the board of directors of a number of businesses including Admiral Acquisition Ltd (n/k/a Acuren Corporation) from May 2023 - July 2024, as Board Chair of MPowder, a provider of menopausal nutritional supplements, since February 2023 and community-based healthcare provider, Bromley Healthcare (November 2012 to May 2014). She is also an executive Director of the Brixton Distillery. Between November 2018 and December 2021, Ms. Stack served as President and Chief Executive Officer of Ideal Protein, a provider of weight loss services and manufacturer/ supplier of protein-based foods and supplements to medical centers across North America. Prior to joining Ideal Protein, Ms. Stack served as President EMEA of Newell Home Fragrance Division (formerly Jarden, May 2014 to September 2018). She both led the UK and international businesses as President International of Weight Watchers International, a leading provider of weight management services, in-meeting & licensed foods, from December 2003 to May 2013, prior to which she held various roles at Mattel and Hasbro UK managing global toy brands. Ms. Stack is a business graduate of Manchester Metropolitan University.

B.    Compensation of Executive Officers and Directors
This section sets forth for the year ended December 31, 2024: (i) the aggregate compensation and benefits provided to our executive officers, (ii) a brief description of the bonus programs in which our executive officers participated, and (iii) the total amounts set aside for pension, retirement and similar benefits for our executive officers. This section also describes the Nomad Foods Amended and Restated Long Term 2015 Incentive Plan (“LTIP”) including a summary of the material terms of the LTIP, a description of current executive employment agreements and equity awards granted thereunder, and a description of our director compensation program.
Executive Compensation
Executive Officer Compensation and Benefits for the year ended December 31, 2024
For the year ended December 31, 2024, Nomad’s executive officers received total compensation, including base salary, cash and equity bonus, termination benefits and certain perquisites, equal to €7.4 million in the aggregate.
Pension, Retirement and Similar Benefits
Our executive officers who participate in our money purchase pension plans do so on generally the same terms as our other employees. The aggregate amount of the employer contributions to this plan for our executive officers during the year ended December 31, 2024 was less than €0.1 million.
Employment Agreements
Chief Executive Officer. Stéfan Descheemaeker was appointed as the Chief Executive Officer of the Company and as a Director of the Company effective on June 1, 2015. He entered into his Service Agreement with us on June 17, 2015. He entered into a new Service Agreement with the Company on May 1, 2020. Under the agreement, Mr. Descheemaeker will receive an annual salary that will be reviewed, but not necessarily increased, on an annual basis. Mr. Descheemaeker's salary was reviewed in 2024 resulting in his salary increasing to £841,074. Mr. Descheemaeker is entitled to receive the following benefits under the terms of his agreement:
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
Chief Financial Officer. Ruben Baldew was appointed as the Chief Financial Officer of the Company May 24, 2024. Under the agreement, Mr. Baldew will receive an annual salary of £483,700 that will be reviewed, but not necessarily increased, on an annual basis. Mr. Baldew is entitled to receive the following benefits under the terms of his agreement:
(a) an annual contribution of 10% of his base salary, paid either to a pension plan or to Mr. Baldew directly (as he so directs);
(b) eligibility for performance-related discretionary cash bonuses (up to 100% of salary with an opportunity to increase this to 200% depending on business performance), subject to the achievement of financial and other performance targets as the Company may decide;
(c) the Company will annually advise Mr. Baldew of the award that he will be granted under the Company's Long Term Incentive Plan (as amended, the "LTIP") in the third year following the date of such letter (subject to the LTIP and vesting and performance provisions); and
(d) an annual car allowance of £13,200, death in service benefit (three times salary), group income protection (offering 75% of base salary less £5,000) and family medical insurance.
Additionally, Mr. Baldew was granted an award equal to $3,000,000 in ordinary shares to be issued in 2024 with a three year vesting period as a joining incentive under the LTIP, subject to terms and conditions set forth in a share grant award agreement, and will be granted an award equal to $1,500,000 in ordinary shares consisting of (a) $750,000 in ordinary shares to be issued in 2024 and (b) $750,000 in ordinary shares to be issued in 2025, in each case subject to a three year vesting period under the LTIP, subject to certain performance conditions and terms and conditions set forth in a share grant award agreement. Mr. Baldew will be eligible for an annual award under the LTIP beginning in 2026.

Furthermore, the Company provides Mr. Baldew with non-contractual contribution towards ongoing relocation costs, including costs for housing, schooling and tax services based on actual cost incurred. For the 2024 financial year this amounted to payments of £156,480.

We have the right to place Mr. Baldew on paid leave for his notice period. Mr. Baldew is subject to confidentiality provisions and to non-competition and non-solicitation restrictive covenants for a period of 12 months after the termination of his employment, subject to an off-set for paid leave. We have the right to terminate Mr. Baldew’s employment at any time by serving a notice stating that we will pay to Mr. Baldew within 14 days a sum equal to the basic salary (as at the date of the employment agreement), in lieu of any required period of notice less certain deductions. We also have the right to terminate Mr. Baldew’s employment agreement without any payment of compensation, damages, payment in lieu of notice or otherwise under certain circumstances, including, among other things, gross misconduct, material breach of the terms of such agreement or charge or conviction of a criminal offence.

Former Chief Financial Officer.
On May 24, 2024, the Company and its former Chief Financial Officer, Samy Zekhout entered into a Separation Agreement, dated May 24, 2024, pursuant to which Mr. Zekhout was entitled to:
(a) payment of salary and benefits up to the agreed separation date of July 31, 2024, including pro-rated bonus for 2024 and an amount equal to 10 days’ accrued but untaken holiday;
(b) a payment in lieu of notice of £280,071;
(c) a severance payment of £398,000;
(d) receive grants under the Company’s 2015 Amended and Restated Long Term Incentive Plan (“LTIP”) of 60,144 ordinary shares vesting in 2025 and 40,000 ordinary shares vesting in 2026, in each case, subject to the achievement by the Company of certain performance criteria; and
(e) retain previously issued grants under the LTIP of 15,000, 10,000, and 10,000 ordinary shares vesting in 2025, 2026 and 2027, respectively. The Separation Agreement includes a customary release of claims.
For the fiscal year ended December 31, 2024, we paid to Mr. Zekhout (excluding payments pursuant to the severance agreement described above): (i) £310,516, which represents his pro-rated base salary, (ii) £7,700, which represents his pro-rated annual car allowance, and (iii) £34,378 for pension, healthcare, income protection and medical benefits.
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
General
Benefits under the LTIP will not be pensionable. Awards are not transferable except to the participant’s personal representatives on death. The LTIP expires on June 15, 2025.
2025 Equity Incentive Plan
On February 24, 2025, on recommendation of the Compensation Committee, our Board of Directors approved and adopted the Nomad Foods Limited 2025 Equity Incentive Plan (the “EIP”) with an effective date of June 15, 2025 (“EIP Effective Date”). The EIP is discretionary and will enable the Compensation Committee to grant awards of, among other awards, stock options, stock appreciation rights, restricted stock, restricted stock units, and performance-based units. The EIP will have a share pool (the “Share Pool”) equal to 10% of the issued and outstanding ordinary shares, as of the EIP Effective Date. The form of the EIP is attached as Exhibit 4.14 to this annual report on Form 20-F.
Director Compensation
In 2024, each of our non-executive directors (other than Messrs. Gottesman and Franklin) received $50,000 per year together with an annual restricted stock grant issued under the LTIP equal to $100,000 of ordinary shares valued at the date of issue, which vest on the earlier of the date of the following year’s annual meeting of shareholders or 13 months from the issuance date. For those Directors who are members of board committees, each member is entitled to receive an additional $2,000 per year. The chairman of the Audit Committee, currently, is entitled to receive $10,000 per year and the chairmen of the Compensation and Nominating and Corporate Governance Committees, currently and respectively, are entitled to receive $7,500 per year. Messrs. Gottesman and Franklin will not receive a fee in relation to their services as Directors.
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
Audit Committee
As of December 31, 2024, our Audit Committee consisted of three directors: Messrs. Lillie and MacFarlane and Ms. Stack, and Mr. Lillie served as its chairman. Our Audit Committee is responsible for, among other things, assisting the board of directors in its oversight of the integrity of our financial statements, of our compliance with legal and regulatory requirements, oversight of cybersecurity risks, and of the independence, qualifications and performance of our independent auditors. In addition, it focuses on compliance with accounting policies and ensuring that an effective system of internal and external audit and financial controls is maintained, and oversees our policies and procedures with respect to risk assessment and risk management. Our Audit Committee will meet at least quarterly with management and the independent auditors and report on such meetings to the board of directors. The responsibilities of our Audit Committee as set forth in its charter include oversight of the following: external audit, financial reporting, public disclosure, internal controls, risk management and compliance and whistleblowing.
Compensation Committee
As of December 31, 2024, our Compensation Committee consisted of three directors: Messrs. Ashken and MacFarlane and Ms. Parry, and Mr. Ashken served as its chairman. Our Compensation Committee is responsible for determining the compensation of our executive officers. The responsibilities of our Compensation Committee as set forth in its charter include the following: assisting the board in evaluating potential candidates for executive positions, determining the compensation of our chief executive officer, making recommendations to the board with respect to the compensation of other executive officers, reviewing our incentive compensation and other equity-based plans, and reviewing, on a periodic basis, director compensation.
Nominating and Corporate Governance Committee
As of December 31, 2024, our Nominating and Corporate Governance Committee (the “N&CG Committee”) consisted of three directors: Messrs. Ashken, Lillie and Ms. Parry and Mr. Ashken served as its chairman.
Our N&CG Committee is responsible for considering and making recommendations to the board of directors in respect of appointments to the board. The responsibility of our N&CG Committee as set forth in its Charter include the following: recommending directors to the board to serve as members of each committee, developing and recommending a set of corporate governance principles applicable to our company, overseeing, on behalf of the Board, matters relating to corporate responsibility and sustainability, including ESG matters affecting the Company, and overseeing board evaluations. It is also responsible for regularly reviewing the structure, size and composition of the board and making recommendations to the board with regard to any changes it deems necessary.

D.        Employees
As of December 31, 2024, we had approximately 7,788 employees, including 924 temporary staff. In addition, we employed approximately 228 agency workers in 2024. We source the majority of our temporary workers from agencies to allow us to quickly respond and adapt to production demands. Approximately 62% of our employees work in our manufacturing operations, with the remaining employees involved in sales, marketing, finance, administration, procurement, logistics, product development, IT and other areas. Following are the number of employees by region for the last three years:

Region	2024	2023	2022
United Kingdom	1,546	1,557	1,355
Serbia	1,389	1,370	1,169
Germany	1,285	1,269	1,338
Croatia	1,203	1,073	977
Italy	449	449	481
Sweden/Norway	352	365	406
Bosnia & Herzegovina	325	323	319
France	290	306	305
Other	949	1,182	1,185
Total	7,788	7,894	7,535

A number of our employees are members of trade unions, including (but not limited to) the UK, Germany, Italy, France, Sweden, Norway, Croatia, Serbia, Bosnia & Herzegovina and Spain. Trade union membership is not required to be disclosed by employees. Many of our plants are governed by collective agreements with the respective unions. Our relationships with the trade unions are currently stable.
E.    Share Ownership
The following table sets forth, as of February 21, 2025, certain information regarding the beneficial ownership of our ordinary shares by:
•each of our current directors;
•each of our named executive officers for the fiscal year ended December 31, 2024; and
•all of our current directors and current executive officers as a group.
Percentages are based on the 153,402,977 ordinary shares that were issued and outstanding on February 21, 2025.

Director and Executive Officers:	Number		Percentage
Sir Martin E. Franklin	10,375,963	(1)	6.8
Noam Gottesman	12,750,550	(2)	8.3
Ian G.H. Ashken	496,236	(3)	0.3
Ruben Baldew	—	(4)	—
Stéfan Descheemaeker	4,040,587	(5)	2.6
James E. Lillie	823,575	(6)	0.5
Stuart MacFarlane	5,664	(7)	—
Victoria Parry	26,998	(8)	—
Amit Pilowsky	5,973	(9)	—
Melanie Stack	8,707	(10)	—
Directors and Executive Officers as a Group (10 persons)	28,534,253		18.6
*    Represents beneficial ownership of less than one percent of ordinary shares outstanding.

(1)Consists of (i) 6,722,212 ordinary shares held indirectly through the Martin E. Franklin Revocable Trust (ii) 112,500 ordinary shares held indirectly by Brimstone Investments LLC and (iii) 3,541,251 ordinary shares held indirectly through RSMA, LLC. Sir Martin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(2)Consists of (i) 8,565,449 ordinary shares held indirectly through TOMS Capital Investments LLC (ii) 1,514,652 ordinary shares held indirectly through an entity wholly-owned by Mr. Gottesman (iii) 1,920,449 ordinary shares held by certain employees of TOMS Capital Investments LLC that are subject to an irrevocable proxy agreement granted to Mr. Gottesman and (iv) 750,000 ordinary shares held by Lavender Fiduciary Management Inc., as a trustee of various trusts established by certain employees of TOMS Capital Investments LLC, that are subject to an irrevocable proxy agreement granted to Mr. Gottesman. Mr. Gottesman is the managing member and majority owner of TOMS Capital Investments LLC and may be considered to have beneficial ownership of TOMS Capital Investments LLC’s interests in the Company. In addition, Mr. Gottesman owns or controls, directly or indirectly, 100% of TOMS Capital Investments LLC. Mr. Gottesman disclaims beneficial ownership of such shares to the extent of his pecuniary interest therein.
(3)Includes (i) 485,443 ordinary shares held by Tasburgh, LLC and (ii) 10,793 held by The Ian G.H. Ashken Living Trust of which Mr. Ashken is the sole settlor and trustee. Mr. Ashken is the Managing Manager of Tasburgh, LLC. Excludes 6,123 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2025 or (ii) August 10, 2025.
(4)Excludes 229,239 ordinary shares issuable under management share awards, which will vest subject to performance based vesting conditions (and subject to further vesting conditions relating to Mr. Baldew's tenure as Chief Financial Officer).
(5)Includes 2,593,897 ordinary shares held indirectly through Olidipoli Sprl, a company owned by Mr. Descheemaeker. Excludes a potential 300,000 ordinary shares issuable under management share awards which have vested but have not yet been issued, as well as 900,000 ordinary shares issuable under management share awards, which will vest subject to performance based vesting conditions (and subject to further vesting conditions relating to Mr. Descheemaeker’s tenure as Chief Executive Officer).
(6)Includes 667,325 ordinary shares held directly by Mr. Lillie, (ii) 100,000 ordinary shares held directly by a family charitable foundation and (iii) 56,250 shares held directly by ZWC, LLC an entity managed by Mr. Lillie. Mr. Lillie disclaims beneficial ownership of such ordinary shares except to the extent of his pecuniary interest therein. Excludes 6,123 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2025 or (ii) August 10, 2025.
(7)Excludes 6,123 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2025 or (ii) August 10, 2025.
(8)Excludes 6,123 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2025 or (ii) August 10, 2025.
(9)Excludes 6,123 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2025 or (ii) August 10, 2025.
(10)Excludes 6,123 ordinary shares issuable under currently outstanding equity awards issued under the LTIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2025 or (ii) August 10, 2025.
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
F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation
None.

Item 7.    Major Shareholders and Related Party Transactions
A.    Major Shareholders
The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by each person known by us to be a beneficial owner of more than 5% of the ordinary shares. Currently we only have one class of listed shares issued and outstanding, that being ordinary shares, which have no par value. All of our ordinary shares have the same voting rights. Percentages are based on the 153,402,977 ordinary shares that were issued and outstanding on February 21, 2025.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner:	Number		Percentage
5% Shareholders:
FMR LLC 245 Summer Street Boston, MA 02210	16,684,436	(1)	10.9
Noam Gottesman c/o TOMS Acquisition I LLC 450 W. 14th Street, 13th Floor New York, NY 10014	12,750,550	(2)	8.3
Martin E. Franklin c/o Mariposa Capital, LLC 500 South Pointe Drive, Suite 240 Miami Beach, FL 33139	10,375,963	(3)	6.8
Boston Partners One Beacon Street 30th Floor	8,847,655	(4)	5.8

(1)Based on a Schedule 13G/A filed by FMR LLC on February 9, 2024.
(2)Consists of (i) 8,565,449 shares held indirectly through TOMS Capital Investments LLC, (ii) 1,514,652 ordinary shares held indirectly through an entity wholly-owned by Mr. Gottesman and (iii) 1,920,449 ordinary shares held by certain members of TOMS Capital Investments LLC that are subject to an irrevocable proxy agreement granted to Mr. Gottesman and (iv) 750,000 ordinary shares held by Lavender Fiduciary Management Inc., as a trustee of various trusts established by certain members of TOMS Capital Investments LLC, that are subject to an irrevocable proxy agreement granted to Mr. Gottesman. Mr. Gottesman is the managing member and majority owner of TOMS Capital Investments LLC and may be considered to have beneficial ownership of TOMS Capital Investments LLC’s interests in the Company. In addition, Mr. Gottesman owns or controls, directly or indirectly, 100% of TOMS Capital Investments LLC. Mr. Gottesman disclaims beneficial ownership of such shares to the extent of his pecuniary interest therein.
(3)Consists of (i) 6,722,212 ordinary shares held indirectly through the Martin E. Franklin Revocable Trust and (ii) 3,541,251 ordinary shares held indirectly through RSMA, LLC and (iii) 112,500 ordinary shares held indirectly through Brimstone Investments, LLC. Sir Martin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(4)Based on a Schedule 13G/A filed by Boston Partners on November 13, 2024
On March 11, 2024, FMR LLC filed a Schedule 13G/A to report that its percentage ownership in our ordinary shares increased to 9.39%.
On February 14, 2025, Boston Partners filed a Schedule 13G/A to report that its percentage ownership in our ordinary shares increased from 6.03% as of November 13, 2024 to 5.43% as of February 14, 2025.
As of February 21, 2025 approximately 153,364,050 of our outstanding ordinary shares were held by one United States record holder (Cede and Company).
Except for the foregoing, no major shareholder has disclosed a significant change in its percentage ownership of our ordinary shares as of the date of this annual report.

B.    Related Party Transactions
For a description of our related party transactions, see Note 36, Related Parties, to our audited consolidated financial statements which appear elsewhere in this annual report.
On January 1, 2022, the Company entered into an Amended and Restated Advisory Services Agreement with Mariposa Capital, LLC, an affiliate of Sir Martin Franklin, and TOMS Capital LLC, an affiliate of Mr. Gottesman. Pursuant to the terms of the Amended and Restated Advisory Services Agreement, Mariposa Capital, LLC and TOMS Capital LLC provide high-level strategic advice and guidance to the Company. Under the terms of the Amended and Restated Advisory Services Agreement, Mariposa Capital, LLC and TOMS Capital LLC are entitled to receive an aggregate annual fee equal to $4.0 million, payable in quarterly installments. This agreement expires on January 1st annually and will be automatically renewed for successive one-year terms unless any party notifies the other parties in writing of its intention not to renew the agreement no later than 90 days prior to the expiration of the term. The agreement may only be terminated by the Company upon a vote of a majority of its directors. In the event that the agreement is terminated by the Company, the effective date of the termination will be 6 months following the expiration of the initial term or a renewal term, as the case may be.
Since 2020, the Company has utilized a working capital solutions specialist to facilitate a program that provides our suppliers with the ability to receive advance payments from a third party credit institution as part of our ordinary course of business payables, in exchange for a discounted invoice amount. The working capital solutions specialist was owned in part by affiliates of TOMS Capital LLC (of which Mr. Gottesman is the founder and managing partner) until December 31, 2024. In November 2023, the agreement was amended so that a guaranteed minimum annualized fee of up to £130,000 (€150,000) would be received by the working capital solutions specialist (previously all ongoing fees associated with this service were received by the working capital solutions specialist directly from our suppliers utilizing the service). Furthermore, a setup fee of less than €0.1 million has been incurred to allow the platform to be used on the Company's new ERP platform. These amendments and fees are not considered to be material to either party.
In December 2024, the Company engaged Chubb Fire and Security Ltd ("Chubb") to install safety equipment in a factory. Sir Martin Franklin, Jim Lillie & Ian Ashken are Directors of the APi Group, which is the parent company of Chubb. Per Item 7.B of Form 20-F, Sir Martin and Messrs. Lillie and Ashken may be deemed to exercise significant influence over Chubb. The work commenced in 2024 with €0.8 million billed and outstanding as of December 31, 2024. A further €1.7 million has been committed to in 2025. This service and fees are not considered to be material to either party and are considered to be on an arms-length basis.
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
Dividend Policy
In 2024, the Company initiated a quarterly dividend. Details of dividends declared and paid can be found in Item 18, Note 24 below.
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
F.    Dividends and Paying Agents
Not applicable.

G.    Statements by Experts
Not applicable.
H.    Documents on Display
Documents concerning us that are referred to herein may be inspected at our principal executive offices at: Forge, 43 Church Street West, Woking, GU21 6HT. Those documents, which include our registration statements, periodic reports and other documents which were filed with the SEC, may be obtained electronically from the Investor section of our website at www.nomadfoods.com or from the SEC’s website at www.sec.gov. We do not incorporate the information contained on, or accessible through, our website into this annual report, and you should not consider it a part of this annual report.
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
Item 13.    Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Use of Proceeds
None.

Item 15.    Controls and Procedures
Disclosure Controls and Procedures
We carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d - 15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report in providing a reasonable level of assurance because of material weaknesses in internal control over financial reporting as described below. Notwithstanding the material weaknesses, management has concluded that our consolidated financial statements as of and for the year ended December 31, 2024 are fairly stated in all material respects in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").
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
Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 using criteria described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on this assessment, management concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to the material weaknesses described below.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
Project implementation and information technology controls Material Weakness Identified
Management identified a material weakness related to the ineffective operation of project implementation and information technology controls, including those over end-to-end data migration, user access, change management and program development. During the year, we executed the first release of our new global ERP system, SAP S/4 HANA, in our UK and Ireland businesses, which will replace our current SAP ECC environment. This material weakness did not result in any material misstatement of our consolidated financial statements as of and for the year ended December 31, 2024 or prior periods; however, if it is not remediated, it could result in a material misstatement of our consolidated financial statements that would not be prevented or detected on a timely basis.

Shared Finance Center Material Weakness Identified
Management also identified a material weakness in relation to business process controls operated by our Shared Finance Center, which were impacted by the SAP S/4 HANA ERP implementation in our UK and Ireland businesses. The release of our new global ERP system in our UK and Ireland businesses caused operating challenges in our Shared Finance Center including our ability to operate controls for our UK and Ireland businesses and disruption in the operation of business process controls for our other businesses. Whilst we believe these operating challenges have mostly stabilized, further training is needed across all our businesses. Additionally, the timing of the implementation of a number of controls in our UK and Ireland businesses was such that management have not been able to test and conclude on their design and operating effectiveness.
These material weaknesses did not result in any material misstatement of our consolidated financial statements as of and for the year ended December 31, 2024 or prior periods; however, if they are not remediated, they could result in a material misstatement of our consolidated financial statements that would not be prevented or detected on a timely basis.
Remediation Efforts to with Respect to the Material Weaknesses
For the project implementation and information technology controls material weakness, management is developing plans to remediate this design deficiency alongside the ongoing program to roll out to more countries. These plans are expected to include: enhanced design of system implementation controls related to end-to-end data migration, user access and change management; support of an outside consulting firm to advise regarding best practices for design and execution of system implementation controls; testing the design effectiveness of system implementation controls; and obtaining and evaluating evidence of the operating effectiveness of system implementation controls rolled out to more countries.
For the Shared Finance Center controls material weakness, management is developing plans to remediate this operating deficiency. These plans are expected to include: workshops to identify control design, operation and documentation improvements; detailed review of all 2024 ineffective findings to identify themes and trends; training of Shared Finance Center staff regarding control operation and documentation, utilizing the support of an outside consulting firm; enhanced and regular ongoing communication of control support, guidance and contacts; enhanced onboarding procedures for Shared Finance Center staff; and increased frequency of obtaining and evaluating evidence of the operating effectiveness of controls. In addition to the above, and in relation to our UK and Ireland businesses, plans are expected to include: ongoing development of financial processes; end-to-end walkthroughs of the new financial processes including the SAP S/4 HANA ERP system; and testing the design effectiveness of controls within these new financial processes.
The material weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time, and we have concluded, through testing, that those newly implemented and enhanced controls are operating effectively.
Management previously reported a material weakness in its internal control over financial reporting in its 2023 Annual Report on Form 20-F, filed on February 29, 2024, and subsequent quarterly reports on Form 6-K, related to the review of supporting information used to determine the completeness and accuracy of the consolidated statement of cash flows. Management has concluded that it has remediated the material weakness as of December 31, 2024. Specific remedial actions implemented by management include:
•improving existing controls over financial reporting with respect to the preparation, review, and approval of the consolidated statement of cash flows.
•enhancing control activities over the completeness and accuracy of the underlying data used in the preparation of our consolidated statement of cash flows. These include performing additional testing, enhanced manual checks and data corroboration.
As of 31 December 2024, these controls achieve the control objectives documented.

Attestation report of the independent registered public accounting firm
The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.
Changes in internal control over financial reporting
During the period covered by this report, with the exception of business process controls affected by the SAP S/4 HANA roll-out, there have been no other changes to our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16C.    Principal Accountant Fees and Services
PricewaterhouseCoopers LLP (“PwC”) acted as our independent auditor for the years ended December 31, 2024 and 2023. The table below sets out the total amount billed to us by PwC, for services performed in the years ended December 31, 2024 and 2023, and breaks down these amounts by category of service:

(€ in millions)	For the year ended December 31, 2024	For the year ended December 31, 2023
Audit fees	9.6	8.7
Audit-related fees	—	—
Tax fees	0.5	0.7
All other fees	0.1	0.1
Total	10.2	9.5

Audit Fees
Audit fees in the years ended December 31, 2024 and 2023 are related to the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.
Audit-Related Fees
There were no audit-related fees in the year ended December 31, 2024 or 2023.
Tax Fees
Tax fees in the years ended December 31, 2024 and 2023 are related to tax compliance and other tax related services.

All Other Fees
Other fees in the years ended December 31, 2024 and 2023 relate to other non-audit assurance services.
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
Item 16D.    Exemptions from the Listing Standards for Audit Committees
None.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The table below presents a summary of the ordinary shares repurchased by the Company in 2024:

Period	Total Number of Ordinary Shares Purchased	Average Price Paid per Ordinary Share (USD)	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in USD
2023 $500m repurchase program (1)
As of December 31, 2023	—	—	—	$500,000,000
January 1, 2024 - January 31, 2024	203,554	17.36	203,554	$496,466,389
February 1, 2024 - February 29, 2024	244,408	17.27	244,408	$492,245,695
May 1, 2024 - May 31, 2024	5,202	17.49	5,202	$492,154,689
June 1, 2024 - June 30, 2024	877,533	16.65	877,533	$477,543,781
July 1, 2024 - July 31, 2024	861,606	16.95	861,606	$462,941,758
August 1, 2024 - August 31, 2024	1,700	17.90	1,700	$462,911,327
September 1, 2024 - September 30, 2024	552,158	19.31	552,158	$452,249,262
October 1, 2024 - October 31, 2024	1,399,391	17.87	1,399,391	$427,239,457
November 1, 2024 - November 30, 2024	1,637,586	17.53	1,637,586	$398,537,120
December 1, 2024 - December 31, 2024	1,632,476	17.33	1,632,476	$370,248,238
Total	7,415,614	17.50	7,415,614	$370,248,238
(1) On November 6, 2023, the Company's Board of Directors authorized a share repurchase program to purchase up to an aggregate of $500 million of the Company’s ordinary shares. Acquisitions pursuant to the share repurchase program may be made from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions, at the Company's discretion, as permitted by securities laws and other legal requirements. This program replaced the previous authorization which was established in August 2021 and finished at the end of 2023. The program will expire at the end of 2026. As of December 31, 2024, the maximum number of shares that may yet be purchased under the share repurchase program is $370.2 million.
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
Director’s Fiduciary Duties
Under Delaware corporate law, a director of a solvent Delaware corporation owes fiduciary duties to the corporation and its shareholders. These duties have two components: the duty of care and the duty of loyalty. The duty of care requires that a director inform himself of all material information regarding a decision. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation and its shareholders. The duty of loyalty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder that is not shared by the shareholders generally. In litigation where it is alleged that directors have breached their fiduciary duties, the “business judgment rule” operates as a judicial presumption that actions of the board of directors are made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation and its shareholders. This presumption generally prevents judicial second-guessing of business decisions but may be rebutted by adequate allegations that the board of directors made the decision on an interested, non-independent or irrational basis or that there was a controlling stockholder that received a unique benefit in the challenged transaction. If this presumption is rebutted, the board of directors bear the burden of proving that the actions were “entirely fair” to the corporation or its minority shareholders. In addition, Delaware common law imposes “enhanced” judicial scrutiny on actions of directors in certain circumstances, such as upon a sale of the corporation, certain defensive actions, or actions infringing on the stockholder franchise.
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
Consent in Lieu of Meeting
Under Delaware corporate law, any action to be taken at a meeting of the directors may be taken without a meeting if the board unanimously consents in writing. Under British Virgin Islands law and our Memorandum and Articles, only a majority of the directors are required to sign a written consent to take action.
Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of shareholders of a corporation may be taken without a meeting by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take that action at a meeting at which all shareholders entitled to vote were present and voted. If any shareholder action is taken by less than unanimous consent, notice of such action must be given to those shareholders as of the record date for the action by consent who have not consented and who would have been entitled to notice of the meeting if the action had been taken at a meeting and the record date for the action by consent.
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

Shareholder Proposals
Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with any notice provisions in the corporation’s certificate of incorporation or bylaws. A special meeting of shareholders may be called by the board of directors or any other person authorized to do so by the corporation’s certificate of incorporation or bylaws; shareholders may be precluded therein from calling special meetings. British Virgin Islands law and our Memorandum and Articles provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested.
Sale of Assets
Under Delaware corporate law, with very limited exceptions, a vote of the shareholders is required to approve a sale, lease or exchange of all or substantially all of the property and assets of a corporation (including property and assets of of any entity wholly owned and controlled, directly or indirectly, by the corporation). Under British Virgin Islands law generally, shareholder approval is required when more than 50% of a company’s total assets by value are being disposed of or sold to any person if not made in the usual or regular course of the business carried out by the company. Under our Memorandum and Articles, this requirement of British Virgin Islands law has been disapplied and accordingly no shareholder approval is required in relation to such a disposal or sale.
Redemption of Shares
Under Delaware corporate law, by provision of the certificate of incorporation, any class or series of stock may be made subject to redemption by the corporation at its option, at the option of the holders of that stock or upon the happening of a specified event, provided that after such redemption shares of a class or series of stock with full voting power remain outstanding. The class or series of stock may, by provision of the certificate of incorporation, be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of the stock pursuant to the power expressly vested in the board of directors by the certificate of incorporation. Under Delaware corporate law, shares also may be repurchased with the consent of both the corporation and the holder, except that shares may not be repurchased for more than the price at which such shares may then be redeemed at the option of the corporation. Both the redemption and repurchase of shares of a Delaware corporation are subject to certain solvency limitations established by Delaware statutory law and Delaware common law. As permitted by British Virgin Islands law and our Memorandum and Articles, shares may be repurchased, redeemed or otherwise acquired by us. However, the consent of the shareholder whose shares are to be repurchased, redeemed or otherwise acquired must be obtained, except as specified in the terms of the applicable class or series of shares.
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

Mergers
Under Delaware corporate law, one or more constituent corporations may merge with and into another entity in a process known as a merger. A Delaware corporation may merge with and into a foreign corporation, unless the law of the foreign jurisdiction prohibits such a merger. To effect a merger under Delaware General Corporation Law § 251, an agreement of merger must be properly adopted and the agreement of merger or a certificate of merger must be filed with the Delaware Secretary of State. In order to be properly adopted, the agreement of merger must be adopted by the board of directors of each constituent Delaware corporation by a resolution or unanimous consent in lieu of a meeting. In addition, the agreement of merger generally must be approved at a meeting of shareholders of each constituent Delaware corporation or by consent in lieu of a meeting (if permitted) by holders of a majority of the outstanding stock of such corporation entitled to vote, unless the certificate of incorporation provides for a supermajority vote. In general, the surviving corporation is vested with all of the assets and liabilities of the other constituent entity or entity as a result of the merger.
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
Inspection of Books and Records
Under Delaware corporate law, any shareholder of a corporation may, upon proper demand, and for any proper purpose, inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Members of the public, on payment of the requisite fee to the Secretary of State of the State of Delaware, can obtain a copy of a Delaware corporation’s certificate of incorporation.
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
Conflict of Interest
Under Delaware corporate law, a contract or transaction between a corporation and a director or officer, or between a corporation and any other organization in which a director or officer has a financial interest or is a director or officer, is not void or voidable, solely for that reason, if as long as (i) the material facts as to the director’s or officer’s relationship or interest are disclosed or known and either (A) a majority of the disinterested directors authorizes the contract or transaction in good faith or (B) the shareholders vote in good faith to approve the contract or transaction or (ii) the contract or transaction is fair to the corporation when it is authorized, approved or ratified by the board of directors, a committee thereof or the shareholders. Delaware corporate law permits the corporation to renounce, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of the corporation in, or in being offered an opportunity to participate in, specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or one or more of its officers, directors or stockholders.
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
Transactions with “Interested Stockholders”
Delaware corporate law contains a business combination statute applicable to Delaware corporations with a class of stock that is listed on a national securities exchange or held of record by more than
2,000 stockholders whereby, unless the corporation has specifically elected not to be governed by that statute by appropriate action, it is prohibited from engaging in certain business combinations with an “interested stockholder” for three years following the date that the person becomes an “interested stockholder.” An “interested stockholder” generally is a person or group that owns or owned 15% or more of the corporation’s outstanding voting stock within the past three years. This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the corporation in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an “interested stockholder,” the board of directors approves either the business combination or the transaction that resulted in the person becoming an “interested stockholder.”

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
Foreign Private Issuer Exemption
As a “foreign private issuer,” as defined by the SEC, we are permitted to follow certain corporate governance practices of our home country, the British Virgin Islands, instead of those otherwise required under the NYSE for domestic issuers. While we voluntarily follow most NYSE corporate governance rules, we intend to take advantage of the following limited exemptions:
•Unlike NYSE corporate governance rules, under BVI law, there is no requirement that our board of directors consist of a majority of independent directors and our independent directors are not required to hold executive sessions. Currently, six out of our ten board members are independent based on NYSE independence standards. Also, while our board’s non-management directors will meet regularly in executive session without management, our board does not intend to hold an executive session of only independent directors at least once a year as called for by the NYSE.

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
Item 16H.    Mine Safety Disclosure
None.
Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J.    Insider Trading Policy
We have adopted an insider trading policy which governs the purchase, sale and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. Our Insider Trading Policy is filed as Exhibit 11 to this annual report on Form 20-F.
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

Item 18.        Financial Statements
The following financial statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this annual report:
NOMAD FOODS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Nomad Foods Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying Consolidated Statements of Financial Position of Nomad Foods Limited and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related Consolidated Statements of Profit or Loss, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO because material weaknesses in internal control over financial reporting existed as of that date related to project implementation and information technology controls; and business process controls impacted by system implementation.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management’s annual report on internal control over financial reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

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

Provisions for uncertain tax positions

As described in Notes 3, 4 and 11 to the consolidated financial statements, provisions for uncertain tax positions were €140.4 million as at December 31, 2024. The Company operates in many different jurisdictions and in some of these there are certain tax matters which are under discussion with local tax authorities. Management considers these tax audits and discussions with local tax authorities as well as the local tax legislation relative to their tax positions in those jurisdictions when identifying uncertain tax positions. Management uses judgment when identifying and determining whether it is appropriate to provide for uncertain tax positions and for how long provisions for uncertain tax positions are retained, based on assessment as to whether it is probable that a risk would crystallize or not. Where tax exposures can be quantified, and management assesses that the risk of an exposure crystallizing is probable, a provision for uncertain tax positions is made based on management's estimates which include judgments with regard to the amounts expected to be paid to the relevant tax authority. The factors considered in estimating the provision include the progress of discussions with the tax authorities, the complexity of respective tax legislation, valuations of assets for tax purposes and the level of documentary support for historical positions taken by previous owners. The provisions are made on the basis of a probability-weighted average of potential outcomes. Given the inherent uncertainties in assessing the outcomes of these exposures, the Company could in future periods experience adjustments to these provisions.

The principal considerations for our determination that performing procedures relating to provisions for uncertain tax positions is a critical audit matter are the significant judgments by management when identifying tax exposures, determining the valuation of assets for tax purposes and the estimation required due to the complexity of tax legislation across various jurisdictions, and ongoing discussions with local tax authorities in measuring payment expectation and the probability of risk crystallization. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating evidence related to the identification, quantification and probability assessment of uncertain tax positions. Additionally, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the identification, recognition and measurement of the provisions for uncertain tax positions, the valuation of assets for tax purposes and controls addressing completeness of the uncertain tax exposures.

These procedures also included, among others, (i) testing the completeness, accuracy and relevance of the information used in the identification of uncertain tax exposures and in estimating the provision for uncertain tax positions; (ii) assessing the method for estimating the provisions for uncertain tax positions; (iii) evaluating management’s assessment of the probability-weighted average of potential outcomes and amounts expected to be paid to the relevant tax authorities; (iv) assessing whether the uncertain tax positions remain appropriate to recognize when considering the tax laws in the relevant jurisdiction; and (v) evaluating the valuation of the assets for tax purposes, the status and results of tax audits and progress of discussions with the relevant tax authorities. Professionals with specialized skill and knowledge were used to assist in the evaluation of the completeness of the uncertain tax exposures identified, and the recognition and measurement of those exposures, including evaluating the reasonableness of management’s determination of the probability-weighted average of potential outcomes.

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
March 3, 2025

We have served as the Company’s or its predecessor's auditor since 2006.

Consolidated Statements of Financial Position

		December 31, 2024	December 31, 2023
	Notes	€m	€m
Non-current assets
Goodwill	13	2,106.1	2,105.0
Intangible assets	13	2,472.9	2,468.2
Property, plant and equipment	12	591.1	563.7
Other non-current assets	18	8.6	7.1
Derivative financial instruments	33	4.3	0.7
Deferred tax assets	16	14.7	106.9
Total non-current assets		5,197.7	5,251.6
Current assets
Cash and cash equivalents	19	403.3	412.9
Inventories	17	441.5	446.4
Trade and other receivables	18	334.1	263.4
Current tax receivable		37.6	40.7
Indemnification assets		0.5	0.5
Derivative financial instruments	33	16.9	1.2
Total current assets		1,233.9	1,165.1
Total assets		6,431.6	6,416.7
Current liabilities
Trade and other payables	21	829.1	769.8
Current tax payable		226.7	189.5
Provisions	23	27.1	35.1
Loans and borrowings	20	26.0	21.4
Derivative financial instruments	33	14.4	12.2
Total current liabilities		1,123.3	1,028.0
Non-current liabilities
Loans and borrowings	20	2,151.4	2,113.7
Employee benefits	22	152.1	158.3
Other non-current liabilities	21	0.5	0.5
Provisions	23	2.7	1.4
Derivative financial instruments	33	46.4	97.8
Deferred tax liabilities	16	292.7	425.1
Total non-current liabilities		2,645.8	2,796.8
Total liabilities		3,769.1	3,824.8
Net assets		2,662.5	2,591.9
Equity
Share capital and capital reserve	24	1,316.4	1,426.1
Share-based compensation reserve	25	26.2	31.4
Translation reserve	27	135.3	101.0
Other reserves	28	(14.9)	(24.6)
Retained earnings		1,199.5	1,058.0
Total equity		2,662.5	2,591.9

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Profit or Loss

		Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	Note	€m	€m	€m
Revenue	5	3,099.8	3,044.5	2,939.7
Cost of sales		(2,182.0)	(2,185.8)	(2,124.4)
Gross profit		917.8	858.7	815.3
Other operating expenses		(461.3)	(445.8)	(391.2)
Exceptional items	7	(69.5)	(72.5)	(48.7)
Operating profit	6	387.0	340.4	375.4
Finance income	10	30.1	22.8	12.1
Finance costs	10	(139.2)	(109.6)	(66.5)
Net financing costs		(109.1)	(86.8)	(54.4)
Profit before tax		277.9	253.6	321.0
Taxation	11	(50.8)	(60.9)	(71.2)
Profit for the year		227.1	192.7	249.8

Earnings per share:
Basic earnings per share	29	€1.41	€1.13	€1.43
Diluted earnings per share	29	€1.40	€1.13	€1.43

All profits are attributable to the owners of the Parent Company.
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

		Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	Notes	€m	€m	€m
Profit for the year		227.1	192.7	249.8
Other comprehensive income/(loss):
Actuarial gains/(losses) on defined benefit pension plans	22	3.7	(26.7)	108.1
Taxation (charge)/credit on remeasurement of defined benefit pension plans	11, 16	(1.1)	6.3	(26.1)
Items not reclassified to the Consolidated Statement of Profit or Loss		2.6	(20.4)	82.0
Exchange differences on translation of foreign operations		34.3	11.7	(15.8)
Cash flow hedges	28	5.5	(58.7)	67.8
Taxation (charge)/credit relating to components of other comprehensive income	11, 16	(5.2)	18.5	(3.3)
Items that may be subsequently reclassified to the Consolidated Statement of Profit or Loss		34.6	(28.5)	48.7
Other comprehensive income/(loss) for the period, net of tax		37.2	(48.9)	130.7
Total comprehensive income for the period		264.3	143.8	380.5

All comprehensive income is attributable to the owners of the Parent Company.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

		Share capital and capital reserve	Share-based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Other reserves	Retained earnings	Total Equity
	Note	€m	€m	€m	€m	€m	€m	€m
Balance at January 1, 2022		1,623.1	6.9	166.0	105.1	10.5	387.4	2,299.0
Profit for the year		—	—	—	—	—	249.8	249.8
Other comprehensive (loss)/income for the year		—	—	—	(15.8)	64.5	82.0	130.7
Total comprehensive income for the year		—	—	—	(15.8)	64.5	331.8	380.5
Deferred hedging gains transferred to the carrying value of inventory		—	—	—	—	(55.2)	—	(55.2)
Transactions with owners, recognized directly in equity
Release of founder preferred shares annual dividend reserve	26	—	—	(166.0)	—	—	166.0	—
Vesting of non-executive restricted stock award	8	0.4	(0.4)	—	—	—	—	—
Repurchase of ordinary shares	24	(26.8)	—	—	—	—	—	(26.8)
Share based payment charge	8	—	8.1	—	—	—	—	8.1
Reclassification of awards for settlement of tax liabilities	25	—	(0.8)	—	—	—	1.4	0.6
Total transactions with owners, recognized directly in equity		(26.4)	6.9	(166.0)	—	—	167.4	(18.1)
Balance as of December 31, 2022		1,596.7	13.8	—	89.3	19.8	886.6	2,606.2

Consolidated Statements of Changes in Equity (continued)

		Share capital and capital reserve	Share-based compensation reserve	Translation reserve	Other reserves	Retained earnings	Total Equity
	Note	€m	€m	€m	€m	€m	€m
Balance at January 1, 2023		1,596.7	13.8	89.3	19.8	886.6	2,606.2
Profit for the year		—	—	—	—	192.7	192.7
Other comprehensive (loss)/income for the period		—	—	11.7	(40.2)	(20.4)	(48.9)
Total comprehensive income for the period		—	—	11.7	(40.2)	172.3	143.8
Deferred hedging gains transferred to the carrying value of inventory		—	—	—	(4.2)	—	(4.2)
Transactions with owners, recognized directly in equity
Vesting of non-executive restricted stock award	8	0.3	(0.3)	—	—	—	—
Repurchase of ordinary shares	24	(170.9)	—	—	—	—	(170.9)
Share based payment charge	8	—	24.1	—	—	—	24.1
Reclassification of awards for settlement of tax liabilities	25	—	(6.2)	—	—	(0.9)	(7.1)
Total transactions with owners, recognized directly in equity		(170.6)	17.6	—	—	(0.9)	(153.9)
Balance as of December 31, 2023		1,426.1	31.4	101.0	(24.6)	1,058.0	2,591.9

Consolidated Statements of Changes in Equity (continued)

		Share capital and capital reserve	Share-based compensation reserve	Translation reserve	Other reserves	Retained earnings	Total Equity
	Note	€m	€m	€m	€m	€m	€m
Balance at January 1,2024		1,426.1	31.4	101.0	(24.6)	1,058.0	2,591.9
Profit for the year		—	—	—	—	227.1	227.1
Other comprehensive income for the year		—	—	34.3	0.3	2.6	37.2
Total comprehensive income for the year		—	—	34.3	0.3	229.7	264.3
Deferred hedging gains transferred to the carrying value of inventory		—	—	—	9.4	—	9.4
Transactions with owners, recognized directly in equity
Vesting of non-executive restricted stock award	8	0.4	(0.4)	—	—	—	—
Issue of ordinary shares	25	9.5	(9.5)	—	—	—	—
Repurchase of ordinary shares	24	(119.6)	—	—	—	—	(119.6)
Dividends	24	—	—	—	—	(89.2)	(89.2)
Share based payment charge	8	—	8.8	—	—	—	8.8
Reclassification of awards for settlement of tax liabilities	25	—	(4.1)	—	—	1.0	(3.1)
Total transactions with owners, recognized directly in equity		(109.7)	(5.2)	—	—	(88.2)	(203.1)
Balance as of December 31, 2024		1,316.4	26.2	135.3	(14.9)	1,199.5	2,662.5
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

		Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	Note	€m	€m	€m
Cash generated from operations before tax and exceptional items	31	552.2	591.2	424.8
Payments relating to exceptional items		(72.1)	(67.6)	(65.2)
Receipts relating to exceptional items		4.4	—	24.4
Tax paid		(49.1)	(92.8)	(80.2)
Net cash flows from operating activities		435.4	430.8	303.8
Cash flows from investing activities
Business combinations, net of cash acquired	14	—	—	0.4
Purchase of property, plant and equipment and intangible assets		(80.3)	(82.4)	(79.1)
Interest received		10.2	5.3	—
Redemption of investments		5.7	0.3	—
Net cash used in investing activities		(64.4)	(76.8)	(78.7)
Cash flows from financing activities
Repurchase of ordinary shares	24	(118.7)	(170.9)	(26.8)
Dividends paid	24	(89.2)	—	—
Payments related to shares withheld for tax	25	(5.8)	(7.1)	(2.9)
Proceeds from new loans and notes		—	6.0	799.3
Repayment of loan principal		(6.5)	(12.6)	(916.2)
Payment of lease liabilities		(31.3)	(30.1)	(26.5)
Payment of financing fees		(2.7)	(3.3)	(6.5)
Interest paid		(112.2)	(93.9)	(54.2)
Payment of interest on tax relating to legacy tax audits		—	(9.2)	—
(Payment)/proceeds on settlement of derivatives		—	(0.4)	124.8
Other financing cash flows		—	—	0.9
Net cash used in financing activities		(366.4)	(321.5)	(108.1)
Net increase in cash and cash equivalents		4.6	32.5	117.0
Cash and cash equivalents at beginning of period	19	399.7	366.8	254.2
Effect of exchange rate fluctuations		(1.0)	0.4	(4.4)
Cash and cash equivalents at end of period	19	403.3	399.7	366.8

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
Nomad Foods Limited (NYSE: NOMD) is Europe's leading frozen foods company. Nomad's portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, has been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.
2)Basis of preparation
The consolidated financial statements of Nomad and its subsidiaries (the “Company” or “Nomad”) have been prepared in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board.
The consolidated financial statements were approved for issuance by the Board of Directors of Nomad Foods Limited on March 3, 2025.
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
New and amended IFRS accounting standards adopted by the Company
Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures titled Supplier Finance
Arrangements
On 25 May 2023, the IASB issued amendments to IAS 7 and IFRS 7 to require specific disclosures about supplier finance arrangements. The amendments add a disclosure objective to IAS 7 stating that an entity is required to disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows. In addition, IFRS 7 is amended to add supplier finance arrangements as an example within the requirements to disclose information about an entity’s exposure to concentration of liquidity risk.
The amendments contain specific transition provisions for the first annual reporting period in which the company applies the amendments. Under the transitional provisions an entity is not required to disclose:
•    Comparative information for any reporting periods presented before the beginning of the annual reporting period in which the entity first applies those amendments
•    The information otherwise required by IAS 7:44H(b)(ii)–(iii) as at the beginning of the annual reporting period in which the entity first applies those amendments.

Note 21 provides the required disclosures related to these amendments.

Pillar Two Model Rules
In December 2021, the OECD released a framework for Pillar Two Model Rules which has introduced a global minimum corporate tax rate of 15% applicable to multinational enterprise groups with a global revenue over €750 million. On 20 June 2023, Finance (No.2) Act 2023 was substantively enacted in the UK, introducing the global minimum effective tax rate of 15%. The legislation implements a domestic top-up tax and a multinational top-up tax, effective for accounting periods starting on or after 31 December 2023.
The Company has reviewed this legislation and continues to monitor the status of implementation of the model rules in the countries in which it operates. The Company has performed calculations based on country-by-country reporting principles and financial statements information for the year ended 31 December 2024 which show that a Pillar Two top-up tax charge arises of €0.1 million. The Company considers that the overall tax charge is not materially affected by the application of the legislation, based on current facts and circumstances, as all of the material jurisdictions in which the Company operates fall within the transitional safe harbors. The Company has applied the exemption to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
Other new accounting standards or revisions to existing accounting standards
The Company has evaluated the impact of other revisions to standards and has concluded that the adoption of these does not cause a material impact or is not relevant to these financial statements.
Recently issued and not yet adopted accounting pronouncements under IFRS
IFRS 18
On April 9, 2024, the IASB issued IFRS 18 'Presentation and Disclosure in Financial Statements'. IFRS 18 replaces IAS 1 'Presentation of Financial Statements'. The new Accounting Standard introduces a number of changes to the structure of the Statement of Profit or Loss, more transparency in the presentation of management's own performance measures and more granularity in reporting of financial information. The main impacts of the new Accounting Standard include:
•    Improved comparability in the Statement of Profit or Loss by introducing a set of clearly defined categories based on main business activities (i.e. operating, investing and financing);
•    Requiring disclosure about management-defined performance measures; and
•    Adding new principles for aggregation and disaggregation of information.
IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is still assessing the full impact of the standard.
Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7
On 30 May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:
•    Clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
•    Clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
•    Add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and
•    Update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

Amendments to IFRS 9 and IFRS 7 applies for annual reporting periods beginning on or after January 1, 2026. Company does not expect these amendments to have a material impact on its operations or financial statements.
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
ii)    Assets and liabilities of foreign operations
For the purposes of presenting consolidated financial statements, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated at foreign exchange rates ruling at the financial year ended December 31, 2024 of £1:€1.21 (December 31, 2023: £1:€1.15). The revenues and expenses of foreign operations are translated at an average rate for the period where this rate approximates to the foreign exchange rates ruling at the dates of the transactions. The average rate used for year ended December 31, 2024 is £1:€1.18 (year ended December 31, 2023: £1:€1.15, year ended December 31, 2022: £1:€1.17).
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

Goodwill is not monitored below the operating segment level. Goodwill is not amortized but is tested at least annually for impairment.
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
Where a contract contains both lease and non-lease components, the Company has elected to account for the contract as a single lease.
Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is classified within property, plant and equipment and is depreciated over the shorter of the asset's useful life or the lease term on a straight-line basis.
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
c.    Derecognition and modification
When the Company refinances debt into another agreement with substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Company accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability. If the modification is not substantial, the difference between the carrying amount of the liability before the modification and the present value of the cash flows after modification using the original effective interest rate is recognized as a modification gain or loss within finance income or expense.

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
If the result of a forecasted transaction is recognition of a non-financial asset (for example inventory), the amounts that were accumulated in the cash flow hedging reserve and the cost of hedging reserve (presented together as 'Other reserves') are included in the initial cost of the non-financial item upon its recognition. For all other hedged forecasted transactions, the amounts accumulated in the cash flow hedging reserve and cost of hedging reserve are reclassified to the Consolidated Statement of Profit or Loss in the same period, or periods, in which the hedged forecasted future cash flows affect the Consolidated Statement of Profit or Loss.
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

b.    Net investment hedges
Until 2021, the Company used derivatives to hedge against foreign currency exchange risk arising on the translation of net investments in foreign operations. Accumulated effective fair value movements in those derivatives are presented in the translation reserve within equity.
If the hedged net investment is disposed of, the relevant amount in the translation reserve will be transferred to the Consolidated Statement of Profit or Loss as part of the gain or loss on disposal.
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
3.21    IFRS not yet adopted
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
a)        Discounts and trade promotions
Management uses judgment when considering when accruals for discounts and trade promotions that have not been claimed can be reversed. Management makes the judgment based on the principle that accruals are reversed only to the extent that it is highly probable that the accrual will no longer be utilized. Please refer to Note 18 for further information.
b)        Uncertain tax positions
Management uses judgment when identifying and determining whether it is appropriate to provide for uncertain tax positions and for how long provisions for uncertain tax positions are retained, based on assessment as to whether it is probable that a risk would crystallize or not. Management considers tax laws which are in place in making that assessment determining whether it is appropriate to release. Please refer to Note 11 for further information.
c)        Cash generating units
When performing goodwill impairment testing, management applies judgment to the allocation of goodwill to cash generating units. Management has determined goodwill is monitored at the operating segment level of “Frozen”. Please refer to Note 13 for further information.
d)        Operating segments
Management applies judgment in determining the Chief Operating Decision Maker (“CODM”), and the nature and extent of the financial information which is reviewed by the CODM. Management has considered how resources are allocated in determining the single reporting and operating segment of “Frozen”. Please refer to Note 5 for further information.
Significant estimates
Information about estimates and assumptions that have significant effects on the amounts reported in the consolidated financial statements are listed below. In forming these estimates, management has taken into account the impact and potential future impact of supply chain disruptions, high inflation as well as the ongoing conflict between Ukraine and Russia. Management will continue to assess the impact of future developments in relation to these matters as it relates to estimates, especially around the carrying value of goodwill, brands and other intangible assets, as well as on property, plant and equipment.

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
The accruals are presented as ‘trade terms’ and offset against trade receivables due to the same customer, or as trade term payables where there is no receivable to be offset. The balance of the reduction in trade receivables for trade terms as of December 31, 2024 is disclosed in Note 18 and the balance classified as a trade term payable is disclosed in Note 21.
b)        Employee benefit obligation
The Company operates a number of defined benefit pension schemes and post-employment benefit schemes which are valued by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. Each scheme has an actuarial valuation performed and is dependent on a series of assumptions to estimate the projected obligations. The assumptions include variables which are revised periodically, that include discount rates, expected salary increases, inflation, employee turnover, retirement age, mortality and medical care costs. Our assumptions reflect historical experience and management's best judgment regarding future obligations. The assumptions used affect the current service cost and interest expense as well as changes in the obligation recognized. Net actuarial gains or losses arising from changes in assumptions and from experience are recognized in other comprehensive income/(loss).
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
b)        Fair value of derivative financial instruments.
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
Segment Adjusted EBITDA

		Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	Note	€m	€m	€m
Profit for the year		227.1	192.7	249.8
Taxation		50.8	60.9	71.2
Net financing costs		109.1	86.8	54.4
Depreciation and amortization		96.9	95.0	88.6
Exceptional items	7	69.5	72.5	48.7
Other add-backs		11.7	27.1	11.7
Adjusted EBITDA		565.1	535.0	524.4

Other add-backs include the elimination of share based payment expense and related employer payroll expense of €10.4 million (2023: €26.1 million, 2022: €8.6 million) and elimination of non-operating M&A related costs, professional fees and transaction costs of €1.3 million (2023: €1.0 million, 2022: €3.1 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
No information on segment assets or liabilities is presented to the CODM.
Product information
Management considers the products it sells belong to one category, being "Frozen".

Geographical information
External revenue by geography

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	€m	€m	€m
United Kingdom	879.6	869.4	806.2
Italy	392.5	377.8	408.5
Germany	384.8	397.2	385.4
France	212.6	209.3	192.4
Croatia	141.8	136.3	122.7
Sweden	134.6	138.1	149.4
Austria	132.1	126.9	122.0
Serbia	130.8	117.5	108.2
Norway	121.1	124.2	126.6
Spain	83.2	82.7	78.6
Switzerland	80.7	80.4	80.1
Rest of Europe	406.0	384.7	359.6
Total external revenue by geography	3,099.8	3,044.5	2,939.7

Non-current assets by geography

	December 31, 2024	December 31, 2023
	€m	€m
United Kingdom	174.9	159.5
Germany	134.7	134.9
Italy	67.4	64.5
Serbia	65.8	55.1
Croatia	58.3	50.3
Ireland	34.4	34.2
Norway	23.3	25.5
Sweden	18.6	22.3
Rest of Europe	69.6	71.8
Total non-current assets by geography	647.0	618.1
Non-current assets exclude deferred tax assets, goodwill and brands which are not bound to one geographical area.

6)    Operating profit
Operating profit is stated after charging:

		Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	Note	€m	€m	€m
Staff costs	8	453.6	421.8	386.1
Depreciation of property, plant and equipment	12	88.1	87.3	79.8
Impairment of intangible assets	13	—	—	5.8
Amortization of intangible assets	13	8.8	7.7	8.8
Expense relating to low value and short-term leases		10.8	9.1	9.9
Net foreign exchange losses (a)		14.6	14.2	38.3
Research & development expenditure		20.9	20.9	19.3
Inventories recognized as an expense within cost of goods sold		1,982.8	2,053.4	1,949.8

(a) Amounts recognized in operating profit before the effect of hedge accounting.
7)    Exceptional items
Exceptional items are made up as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	€m	€m	€m
Distribution network integration (1)	—	—	2.2
Fortenova Acquisition integration costs (2)	—	4.3	9.5
Findus Switzerland integration costs (3)	—	—	8.2
Business Transformation program (4)	68.0	68.4	37.0
Information Technology Transformation program (5)	—	0.6	4.4
Factory optimization (6)	—	—	3.5
Settlement of legacy matters (7)	1.5	(0.8)	(28.9)
Impairment of customer relationships (8)	—	—	5.8
Release of indemnification assets (9)	—	—	7.0
Total exceptional items	69.5	72.5	48.7
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
(4)Business Transformation program
In 2020, the Company launched the first phase of a multi-year, enterprise-wide transformation and optimization program which continued to progress in the current year. Over the next few years, additional transformation phases will be implemented. Progress of the project is ongoing, there remain certain phases to be implemented which are expected to extend beyond 2026. The program aims to standardize, simplify and automate end-to-end business processes. This will enable key decision making and analytical capability, building a platform and organization to support future growth and provide better value for shareholders. Execution of the business transformation program includes the evaluation and implementation of a new ERP system.

Expenses incurred to date consist of restructuring, severance and transformational project costs, including business technology transformation initiative costs and related professional fees.
(5)Information Technology Transformation program
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
(6)Factory optimization
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
(7)Settlement of legacy matters

A net expense of €1.5 million has been recognized associated with the release of acquired provisions relating to periods prior to acquisition by the Company and other gains or charges associated with items that were originally recognized as exceptional (year ended December 31, 2023: net income of €0.8 million, year ended December 31, 2022: net income of €28.9 million).

The 2022 net income includes €27.9 million recognized as the Company received favorable rulings on a series of registration tax claims in relation to an acquisition in 2010, prior to the formation of the Company in 2014. As a result, the Company received a refund of the payments made in 2013 and 2018 in addition to interest. Income has been recognized net of associated professional fees.

(8)Impairment of customer relationships
An impairment of intangible fixed assets expense has been recognized in the year ended December 31, 2022 relating to our food service customer relationships in Sweden.
(9)Release of indemnification assets
The charges for the release of indemnification assets relates to the release of shares held in escrow associated with the acquisition of the Findus Group in 2015.
Tax impact of exceptional items
The tax impact of the exceptional items amounts to a credit of €17.1 million in the year ended December 31, 2024 (year ended December 31, 2023: €17.3 million, year ended December 31, 2022: €5.8 million).
Cash flow impact of exceptional items
Included in the Consolidated Statements of Cash Flows for the year ended December 31, 2024 is €67.7 million of net cash outflows (year ended December 31, 2023: net cash outflows of €67.6 million, year ended December 31, 2022: cash outflows of €40.8 million) relating to exceptional items. This includes cash flows related to the above items as well as cash payments for the settlement of provisions brought forward from previous accounting periods.
8)    Payroll costs, share based payments and management incentive schemes
(a)Payroll costs
The average number of persons employed by the Company (excluding non-Executive Directors) is analyzed and set out below:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Total number of employees	7,948	8,097	8,081
The table below discloses the Company’s aggregate payroll costs of these persons. Payroll costs exclude long term management incentive scheme and share based payment costs, but includes bonus costs.

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	€m	€m	€m
Wages and salaries	347.7	330.5	293.6
Social security costs	88.4	73.8	72.9
Other pension costs	17.5	17.5	19.6
Total payroll costs	453.6	421.8	386.1
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
On July 6, 2023, after the Company's annual general meeting of shareholders, the current Non-Executive Directors were granted 35,082 restricted stock awards at a share price of $17.10. These Non-Executive Directors restricted share awards vested on July 10, 2024 and 23,118 were issued. Of the total 35,082 number of shares vesting, 11,964 shares were held back from issue by the Company as settlement towards personal tax liabilities arising on the vested shares.
On July 10, 2024, after the Company's annual general meeting of shareholders, the current Non-Executive Directors were granted 36,738 restricted stock awards at a share price of $16.33.
The total charge for Non-Executive Directors' grants within the Consolidated Statement of Profit or Loss for the year ended December 31, 2024 for stock compensation awards was €0.6 million (year ended December 31, 2023: €0.6 million; year ended December 31, 2022: €0.6 million).

Directors' and Senior Management Share Awards
As part of its long term incentive initiatives, the Company has outstanding awards over 3,128,416 ordinary shares granted to certain members of its management team (the “Management Share Awards”) as of the following award dates:

	January 1, 2018 Award	January 1, 2019 Award	January 1, 2020 Award	January 1, 2021 Award	January 1, 2022 Award	January 1, 2023 Award	Other Awards	Total
Number of awards outstanding at January 1, 2023	193,990	152,695	598,173	683,549	894,750	—	176,000	2,699,157
New awards granted in the period	—	—	—	—	—	1,209,137	87,000	1,296,137
Forfeitures in the period	—	—	(11,735)	(77,949)	(164,156)	(205,329)	(100,000)	(559,169)
Awards lapsed in the period	—	—	(171,579)	—	—	—	—	(171,579)
Awards vested and issued in the period	(193,990)	(152,695)	(414,859)	—	—	—	—	(761,544)
Number of awards outstanding at December 31, 2023	—	—	—	605,600	730,594	1,003,808	163,000	2,503,002

	January 1, 2021 Award	January 1, 2022 Award	January 1, 2023 Award	January 1, 2024 Award	Other Awards	Total
Number of awards outstanding at January 1, 2024	605,600	730,594	1,003,808	—	163,000	2,503,002
New awards granted in the period	—	—	—	1,193,261	292,991	1,486,252
Forfeitures in the period	—	(25,611)	(81,558)	(134,069)	(14,000)	(255,238)
Awards lapsed in the period	(129,048)	—	—	—	—	(129,048)
Awards vested and issued in the period	(476,552)	—	—	—	—	(476,552)
Number of awards outstanding at December 31, 2024	—	704,983	922,250	1,059,192	441,991	3,128,416
The 2018 award had vesting conditions based on cumulative Adjusted EBITDA performance over four years and Company share price performance over two years to five years. During 2021, the Compensation Committee of the Board of Directors amended the non-market condition targets for this award due to recent acquisitions, which did not increase its incremental fair value. The share price and Adjusted EBITDA performance conditions for the 2018 award were weighted 50% each per performance target.
•For the 2018 award, for the share price target, the initial two-year period was through to January 1, 2020 and the subsequent three-year period was through to January 1, 2023.
•For the four-year cumulative Adjusted EBITDA Performance Condition vested on January 1, 2022.
For the 2019, 2020, 2021 and 2022 awards, those grants have vesting conditions based on cumulative Adjusted EBITDA performance, cumulative Net Sales and Company share price performance over three years. During 2021, the Compensation Committee of the Board of Directors amended the non-market condition targets for the 2019 award due to recent acquisitions, which did not increase their incremental fair value. In addition, the 2020 award had a holding period of one-year that was removed from the vesting period.

In September 2019, 173,293 restricted share awards were granted as part of the 2019 Management Share Award. The performance period associated with the award began as of January 1, 2019. The 2019 awards had vesting conditions based on three-year cumulative Adjusted EBITDA and Net Sales, and Company share price performance measures. One third of the total share award was assigned to each type of performance measure. All shares were subject to a holding period of an additional year and required that the participants to the scheme were still actively employed during the entire four year period, through January 1, 2023.
For the 2020, 2021 and 2022 Management Share Awards, the awards will vest upon the Company achieving a range of performance conditions including cumulative Adjusted EBITDA, cumulative net sales and share price performance measures over a three-year period. The cumulative Adjusted EBITDA and cumulative net sales tranches of shares are equally weighted, being worth 37.5% of the total award each. The share price tranche is worth 25% of the total award. Specific information on each grant is further included below.
In January 2020, 761,979 restricted share awards were granted as part of the 2020 Management Share Award. The performance period associated with the award began on January 1, 2020. All shares vested, subject to satisfaction of the award conditions, on January 1, 2023.
In late 2021, 820,202 restricted share awards were granted as part of the 2021 Management Share Award. The performance period associated with the award began on January 1, 2021. All shares vested, subject to satisfaction of the award conditions, on January 1, 2024.
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
In the first quarter 2023, a revision to the January 1, 2021 and 2022 Management Share Award schemes occurred, resulting in changes to how Adjusted EBITDA performance is used to measure the number of shares able to vest over the entire scheme. This change resulted in it being more likely that the performance measure would be achieved during the period. The incremental fair value granted as a result of the modifications made to the January 1, 2021 and 2022 Management Share Awards was $9.0 million (€8.5 million) and $11.4 million (€10.8 million), respectively.
In September 2023, 1,209,137 restricted share awards were granted as part of the 2023 Management Share Award. The performance period associated with the awards began on January 1, 2023. All shares vest, subject solely to the satisfaction of Company cumulative Adjusted EBITDA performance conditions, on January 1, 2026. Also in the year, 87,000 restricted share awards were granted ("Other awards"). The performance period associated with these awards began on January 1, 2023 and vests on January 1, 2026, subject to certain service conditions.
In February 2024, 1,193,261 restricted share awards were granted as part of the 2024 Management Share Award. The performance period associated with the awards began on January 1, 2024. All shares vest, subject to satisfaction of a range of award performance conditions, on January 1, 2027. Also in the year, 292,991 restricted share awards were granted ("Other awards"). The performance period associated with these awards began on January 1, 2024 and vests on January 1, 2027, with the exception of 176,991 awards for which the period began on June 17, 2024 and vests on June 17, 2027. The Other awards are subject to certain service conditions.
The 2025 LTIP grant of restricted share awards has been approved in early 2025. The shares will vest subject to a range of service and performance conditions that depend upon continued employment in the Company over the three-year vesting period. The number of shares awarded and the fair value of the grant is subject to acceptance of the awards.
In January 2023, 193,990 restricted shares granted as part of the 2018 Management Share Awards vested as a result of the satisfaction of the previously achieved applicable Share Price Performance Condition (based on a share price of $17.24), resulting in the issuance of 110,781 ordinary shares to participants in the LTIP (net of 83,209 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares).

In January 2023, 152,695 restricted shares granted as part of the 2019 Management Share Awards vested as a result of the satisfaction of the applicable Adjusted EBITDA Performance Condition (based on a share price of $17.24 at time of vesting), resulting in the issuance of 79,575 ordinary shares to participants in the LTIP (net of 73,120 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares).
In February 2023, 414,859 restricted shares granted as part of the 2020 Management Share Awards vested as a result of the satisfaction of the applicable Adjusted EBITDA Performance Condition (based on a share price of $17.77 at time of vesting), resulting in the issuance of 222,780 ordinary shares to participants in the LTIP (net of 192,079 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares).
In February 2024, 476,552 restricted shares granted as part of the 2021 Management Share Awards vested as a result of the satisfaction of the applicable Performance Condition (based on a share price of $18.89). Due to the timing of the vesting, the resulting issuance of 256,687 ordinary shares to participants in the LTIP (net of 219,865 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares) occurred in April 2024.
The stock compensation charge reported within the Consolidated Statement of Profit or Loss for the year ended December 31, 2024 related to the directors' and senior management share awards is €8.2 million (year ended December 31, 2023: €23.5 million: year ended December 31, 2022: €7.5 million).
The Company calculated the cost of the 2022 Management Share Awards based upon their fair value using a Monte Carlo Model, which is considered to be the most appropriate methodology considering the restricted shares only vest once the market performance conditions have been satisfied, as well as expected exercise period and the payment of dividends by the Company. For the 2023 and 2024 Management Share Award, a Monte Carlo valuation was not required as the awards only have non-market vesting conditions. The inputs and assumptions underlying the valuation of all awards outstanding as of the valuation date are now as follows:

	January 1, 2022 award *	January 1, 2023 award *	January 1, 2024 award *
Grant date price	$25.39	$17.24	$16.95
Exercise price	$—	$—	$—
Expected life of restricted share	3.00 years	3.00 years	3.00 years
Expected volatility of the share price	28.0%	N/A	N/A
Dividend yield expected	—%	N/A	N/A
Risk free rate	1.15%	N/A	N/A
Employee exit rate	14.0%	18.0%	15.0%
Adjusted EBITDA Performance Target Condition	35.0%	75.0%	75.0%
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

Based on the latest assessments of fair value and the number of shares expected to vest, the total fair values in respect of the Restricted Shares are:

•2022 award - $15.8 million (€14.9 million)
•2023 award - $7.5 million (€7.0 million)
•2024 award - $9.3 million (€8.4 million)
•Other awards - $8.4 million (€7.9 million)

9)    Directors and Key Management compensation

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	€m	€m	€m
Short-term employee benefits	3.3	3.5	1.8
Share based payment expense	3.7	11.6	3.5
Termination benefits	0.8	—	—
Non-Executive Director fees	0.3	0.3	0.3
Total Directors' and executive officers' compensation	8.1	15.4	5.6
All significant management decision making authority is vested within the Board of Directors and the executive team, therefore key management are considered to be the Directors and executive Officers.

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Benefits are accruing to the following number of current key management personnel under:
Defined contribution plans	2	2	2
Share based payment schemes	2	2	2
10)    Finance income and costs

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	€m	€m	€m
Interest income	10.0	5.8	0.6
Reversal of impairment loss on short term investments	5.7	0.3	—
Net financing gain recognized on debt transactions (a)	14.4	16.7	2.3
Net foreign exchange gains on translation of financial assets and liabilities	—	—	9.2
Finance income	30.1	22.8	12.1
Interest and finance charges paid/payable for lease liabilities and financial liabilities not at fair value through profit or loss (b)	(125.6)	(123.8)	(79.8)
Cross-currency interest rate swaps: cash flow hedges, transfer from equity (c)	19.1	32.7	18.8
Net pension interest costs	(4.7)	(4.6)	(2.8)
Other interest expense (d)	—	(3.5)	—
Amortization of debt discounts and borrowing costs	(7.0)	(6.4)	(2.7)
Net foreign exchange losses on translation of financial assets and liabilities	(20.6)	(3.0)	—
Net fair value losses on derivatives held at fair value through profit or loss	(0.4)	(1.0)	—
Finance costs	(139.2)	(109.6)	(66.5)
Net finance costs	(109.1)	(86.8)	(54.4)

(a) Net income in 2024 of €14.4 million has been recognized from the repricing of debt in February and May 2024, as detailed in Note 20, representing a modification gain net of transaction costs. Net income in 2023 of €16.7 million has been recognized from the repricing of debt in September 2023, as detailed in Note 20, representing a modification gain net of transaction costs. Net income in 2022 of €2.3 million has been recognized as a consequence of the refinancing on November 8, 2022, also detailed in Note 20. Of this income in 2022, income of €10.2 million relates to the recognition of deferred gains on cross currency interest rate swaps where the hedged cash flows are no longer expected to occur. This is offset in part by €2.3 million of associated expenses, a non-cash €4.3 million loss on settlement as well as a charge of €1.3 million from the write-off of deferred transaction costs.

(b) Includes the unwinding of discounting on lease liabilities.
(c) In 2024, as part of the refinancing on November 8, 2022 as detailed in Note 32, €7.8 million of the cash flow hedge reserve relating to the portion of the refinanced USD debt for which cash flows are still expected to occur has been released to the Statement of Profit or Loss in alignment to the original hedged cash flows. (2023: €23.5 million. 2022: €3.9 million).
(d) Other interest expense includes interest on tax relating to legacy tax audits.
11)    Taxation

		Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	Note	€m	€m	€m
Current tax expense
Current tax on profits for the period		(94.6)	(60.7)	(69.9)
Adjustments in respect of prior periods		2.0	(4.5)	5.8
		(92.6)	(65.2)	(64.1)
Deferred tax benefit/(expense)
Origination and reversal of temporary differences		41.8	5.2	(4.4)
Impact of change in tax rates		—	(0.9)	(2.7)
	16	41.8	4.3	(7.1)
Total tax expense		(50.8)	(60.9)	(71.2)
Reconciliation of effective tax rate:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	€m	€m	€m
Profit before tax	277.9	253.6	321.0
Tax charge at the standard UK corporation tax rate 25% (2023: 23.5%; 2022: 19%)	(69.4)	(59.6)	(61.0)
Difference in tax rates	3.0	(3.5)	(16.3)
Non tax deductible interest	—	0.8	(0.2)
Other income and expenses not taxable or deductible	(4.5)	(11.7)	(3.1)
Unrecognized tax assets	(5.2)	5.7	(2.5)
Provisions for uncertainties	(14.4)	12.8	8.8
Impact of change in tax rates	—	(0.9)	(2.7)
Change in tax base of intangible assets due to internal reorganization	37.7	—	—
Prior period adjustment	2.0	(4.5)	5.8
Total tax expense	(50.8)	(60.9)	(71.2)

Effective tax rates
The Company is resident in the United Kingdom for tax purposes. The effective tax rate for the year ended December 31, 2024 was 18.3% (year ended December 31, 2023: 24.0%). The change is principally caused by an increase in the tax basis of intangible assets following an internal reorganization during the year, partly offset by an increase in the provision for uncertain tax positions.
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

Notwithstanding this, management believes that the Company’s tax position on all open matters including those in current discussion with local tax authorities is robust and that the Company is appropriately provided. As of December 31, 2024, the current tax payable of €226.7 million and deferred tax liabilities of €292.7 million includes provisions for uncertain tax positions of €140.4 million. As of December 31, 2023, the current tax payable of €189.5 million and deferred tax assets of €106.9 million included provisions for uncertain tax positions of €125.7 million.
The UK statutory rate of corporation tax increased from 19% to 25% with effect from April 1, 2023. The average UK statutory rate of corporation tax was 25.0% for the year ended December 31, 2024 (year ended December 31, 2023: 23.5%; year ended December 31, 2022: 19.0%).
In December 2021, the OECD released a framework for Pillar Two Model Rules which has introduced a global minimum corporate tax rate of 15% applicable to multinational enterprise groups with a global revenue over €750 million, effective from 1 January 2024. Management has reviewed this legislation, and is monitoring the status of implementation of the model rules in the UK as well as in the EU and other jurisdictions, and has performed calculations based on the financial statements for the year ended 31 December 2024. The Company has recognized a current tax charge of €0.1 million based on these calculations and has concluded that the overall tax charge is not materially affected by the application of the legislation, based on current facts and circumstances, as all of the material jurisdictions in which the group operates have a statutory rate of 15% or above. The Company has applied the exemption to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
The tax charge/(benefit) relating to components of other comprehensive income is as follows:

		Before tax	Tax charge	After tax
Year ended December 31, 2024	Note	€m	€m	€m
Remeasurement of post-employment benefit liabilities		(3.7)	1.1	(2.6)
Exchange differences on translation of foreign operations		(34.3)	—	(34.3)
Cash flow hedges		(5.5)	5.2	(0.3)
Other comprehensive (income)/loss		(43.5)	6.3	(37.2)
Current tax			—
Deferred tax	16		6.3
			6.3
		Before tax	Tax benefit	After tax
Year ended December 31, 2023	Note	€m	€m	€m
Remeasurement of post-employment benefit liabilities		26.7	(6.3)	20.4
Exchange differences on translation of foreign operations		(11.7)	—	(11.7)
Cash flow hedges		58.7	(18.5)	40.2
Other comprehensive loss/(income)		73.7	(24.8)	48.9
Current tax			—
Deferred tax	16		(24.8)
			(24.8)
		Before tax	Tax charge	After tax
Year ended December 31, 2022		€m	€m	€m
Remeasurement of post-employment benefit liabilities		(108.1)	26.1	(82.0)
Exchange differences on translation of foreign operations		15.8	—	15.8
Cash flow hedges		(67.8)	3.3	(64.5)
Other comprehensive (income)/loss		(160.1)	29.4	(130.7)
Current tax			—
Deferred tax			29.4
			29.4

Amounts recognized directly in equity
Aggregate current and deferred tax arising in the reporting period is not recognized in either net profit or loss or other comprehensive income but is directly credited to equity. These relate to the payment of employer taxes on shares issued under management share awards.

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	€m	€m	€m
Current tax benefit	—	0.3	0.3
Deferred tax benefit/(charge)	3.3	(1.5)	2.0
	3.3	(1.2)	2.3

12)    Property, plant and equipment

	December 31, 2024	December 31, 2023
	€m	€m
Owned property, plant and equipment (i)	518.6	501.6
Right-of-use assets (ii)	72.5	62.1
Property, plant and equipment	591.1	563.7

(i)    Owned property, plant and equipment

	Land and buildings	Plant and equipment	Computer equipment	Total
	€m	€m	€m	€m
Cost
Balance at December 31, 2022	226.0	528.6	14.2	768.8
Additions	14.2	49.1	4.3	67.6
Disposals	(1.8)	(1.9)	(0.3)	(4.0)
Effect of movements in foreign exchange	0.8	1.4	0.1	2.3
Balance at December 31, 2023	239.2	577.2	18.3	834.7
Additions	14.2	49.5	2.3	66.0
Transfer from inventory (note 17)	—	9.7	—	9.7
Disposals	(1.0)	(3.4)	(5.2)	(9.6)
Effect of movements in foreign exchange	2.4	9.0	0.1	11.5
Balance at December 31, 2024	254.8	642.0	15.5	912.3
Accumulated depreciation and impairment
Balance at December 31, 2022	48.6	219.5	6.8	274.9
Depreciation	10.5	47.1	2.1	59.7
Disposals	(1.5)	(1.0)	(0.2)	(2.7)
Effect of movements in foreign exchange	0.3	0.8	0.1	1.2
Balance at December 31, 2023	57.9	266.4	8.8	333.1
Depreciation	10.9	47.5	3.0	61.4
Disposals	(0.1)	(3.3)	(5.1)	(8.5)
Effect of movements in foreign exchange	1.3	6.3	0.1	7.7
Balance at December 31, 2024	70.0	316.9	6.8	393.7
Net book value December 31, 2022	177.4	309.1	7.4	493.9
Net book value December 31, 2023	181.3	310.8	9.5	501.6
Balance at December 31, 2024	184.8	325.1	8.7	518.6

Assets under construction
Additions for the year ended December 31, 2024 include assets under construction of €27.2 million (year ended December 31, 2023: €43.9 million).
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

(ii)    Right-of-use assets

	December 31, 2024	December 31, 2023
	€m	€m
Net book value
Land and Buildings	50.8	42.8
Plant and equipment and motor vehicles	21.6	19.2
Computer equipment	0.1	0.1
Right-of-use assets	72.5	62.1

Additions to right-of-use assets during the year ended December 31, 2024 were €40.8 million (year ended December 31, 2023: €31.7 million).
Lease liabilities are included within loans and borrowings in Note 20. Interest on lease liabilities is presented as a finance cost in Note 10. Payments of lease liabilities are included as a financing activity within the Consolidated Statement of Cash Flows.

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	€m	€m	€m
Depreciation
Land and Buildings	17.6	19.8	15.2
Plant and equipment and motor vehicles	9.0	7.7	6.8
Computer equipment	0.1	0.1	0.1
Depreciation expense of right-of-use assets	26.7	27.6	22.1

13)    Goodwill and Intangible assets

	Goodwill	Brands	Computer software	Customer relationships	Total
	€m	€m	€m	€m	€m
Cost
Balance at December 31, 2022	2,101.6	2,425.6	55.5	35.3	4,618.0
Additions	—	—	13.9	—	13.9
Disposals	—	—	(0.1)	—	(0.1)
Effect of movements in foreign exchange	3.4	4.5	—	—	7.9
Balance at December 31, 2023	2,105.0	2,430.1	69.3	35.3	4,639.7
Additions	—	—	14.8	—	14.8
Disposals	—	—	(0.9)	—	(0.9)
Effect of movements in foreign exchange	1.1	(1.0)	(0.2)	—	(0.1)
Balance at December 31, 2024	2,106.1	2,429.1	83.0	35.3	4,653.5

	Goodwill	Brands	Computer software	Customer relationships	Total
	€m	€m	€m	€m	€m
Accumulated amortization and impairment
Balance at December 31, 2022	—	7.9	28.7	22.2	58.8
Amortization	—	0.6	5.3	1.8	7.7
Balance at December 31, 2023	—	8.5	34.0	24.0	66.5
Amortization	—	0.4	6.6	1.8	8.8
Disposals	—	—	(0.6)	—	(0.6)
Effect of movements in foreign exchange	—	—	(0.2)	—	(0.2)
Balance at December 31, 2024	—	8.9	39.8	25.8	74.5
Net book value December 31, 2022	2,101.6	2,417.7	26.8	13.1	4,559.2
Net book value December 31, 2023	2,105.0	2,421.6	35.3	11.3	4,573.2
Net book value December 31, 2024	2,106.1	2,420.2	43.2	9.5	4,579.0

Amortization of €8.8 million (2023: €7.7 million; 2022: €8.8 million) is included in ‘other operating expenses’ in the Consolidated Statement of Profit or Loss. The Impairment charge for the year was nil (2023: nil; 2022: impairment of customer relationships €5.8 million) and is included in exceptional items in the Consolidated Statement of Profit or Loss.
Goodwill is initially recognized based on the accounting policy for goodwill (see note 3.5) and is subsequently measured at cost less amounts provided for impairment.
The Company’s goodwill, as set out above, and indefinite life brand values of €2,420.2 million (December 31, 2023: €2,420.9 million) have been allocated to the Frozen segment, which represents the lowest level within the Company at which the goodwill is monitored for internal management purposes. As required by IAS 36 'Impairment of Assets', an annual review of the carrying amount of the goodwill and the indefinite life brands is carried out to identify whether there is any impairment to the carrying values. The review is performed using the discounted cash flows model whereby a comparison of the carrying values to the value in use is made. Impairment is identified by comparing the value in use of the Frozen segment to its carrying value.

Key assumptions
The values for the key assumptions relating to the annual review of the carrying amount of goodwill and indefinite life brands were arrived at by taking into consideration detailed historical information and comparison to external sources where appropriate, such as market rates for discount factors.

•Budgeted cash flows: the calculation of value in use has been based on the cash flow forecasts by management for 2025 to 2029. Beyond 2029 the same assumptions have been applied for future periods in the absence of longer term detailed forecasts. These plans have been prepared and approved by management, and incorporate past performance, historical growth rates and projections of developments in key markets.
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
•Discount rate: a pre-tax discount rate of 10.0% (2023: 10.4%) was applied to the cash flows. This discount rate has been calculated using a capital asset pricing model using observable market data for comparable companies as well as the share price of Nomad Foods Limited.
•Long-term growth rates: the growth rate used in the testing after the detailed forecasting period was 1.0% (2023: 1.0%). These rates do not reflect the long-term assumptions used by the Company for investment planning and exclude expectations of future inflation.
Sensitivity to changes in assumptions
Impairment was not required in either the year ended December 31, 2024, or December 31, 2023. In each case the valuations derived from the discounted cash flow model indicate a sufficient amount of headroom for which any reasonably possible change to key assumptions is unlikely to result in an impairment of the related goodwill or indefinite-lived intangible assets.
14)    Acquisitions
(a)     Purchase consideration - cash outflow
Cash flows include post-transaction payments for the settlement of contingent consideration for the Fortenova Acquisition which completed in 2021.

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Outflow of cash for business combinations, net of cash acquired	€m	€m	€m
Net cash consideration received	—	—	(0.4)
Net inflow of cash - investing activities	—	—	(0.4)

15)    Subsidiaries
The following are the Company's significant subsidiaries as of December 31, 2024.

	Activity	Country of incorporation	Country of tax residence	Class of shares held	Ownership
Nomad Foods Europe Holdings Limited	Holding	England	United Kingdom	Ordinary	100%
Nomad Foods Europe Holdco Limited	Holding	England	United Kingdom	Ordinary	100%
Nomad Foods Europe Finco Limited	Holding	England	United Kingdom	Ordinary	100%
Nomad Foods Europe Midco Limited	Holding/ Finance	England	United Kingdom	Ordinary	100%
Nomad Foods Bondco Plc	Finance	England	United Kingdom	Ordinary	100%
Nomad Foods Lux S.à.r.l.	Finance	Luxembourg	Luxembourg	Ordinary	100%
Nomad Foods Europe Limited	Management	England	United Kingdom	Ordinary	100%
Birds Eye Limited	Trading	England	United Kingdom	Ordinary	100%
Nomad Foods Europe Finance Limited	Trading	England	United Kingdom	Ordinary	100%
Birds Eye Ireland Limited	Trading	Republic of Ireland	Republic of Ireland	Ordinary	100%
Iglo Holding GmbH	Holding	Germany	Germany	Ordinary	100%
Iglo Nederland B.V.	Trading	Netherlands	Netherlands	Ordinary	100%
Iglo Belgium S.A.	Trading	Belgium	Belgium	Ordinary	100%
Iglo Portugal	Trading	Portugal	Portugal	Ordinary	100%
Iglo Austria Holdings GmbH	Holding	Austria	Austria	Ordinary	100%
C.S.I. Compagnia Surgelati Italiana S.R.L	Trading	Italy	Italy	Ordinary	100%
Findus Sverige Holdings AB	Holding	Sweden	Sweden	Ordinary	100%
Iglo GmbH	Trading	Germany	Germany	Ordinary	100%
Frozen Fish International GmbH	Trading	Germany	Germany	Ordinary	100%
Liberator Germany Newco GmbH	Property	Germany	Germany	Ordinary	100%
Iglo Austria GmbH	Trading	Austria	Austria	Ordinary	100%
Findus Sverige AB	Trading	Sweden	Sweden	Ordinary	100%
Frionor Sverige AB	Holding	Sweden	Sweden	Ordinary	100%
Findus Holdings France SAS	Holding	France	France	Ordinary	100%
Findus France SAS	Trading	France	France	Ordinary	100%
Findus Espana SLU	Trading	Spain	Spain	Ordinary	100%
Findus Danmark A/S	Trading	Denmark	Denmark	Ordinary	100%
Findus Finland Oy	Trading	Finland	Finland	Ordinary	100%
Findus Norge AS	Trading	Norway	Norway	Ordinary	100%
Toppfrys AB	Trading	Sweden	Sweden	Ordinary	100%
Findus Switzerland AG	Trading	Switzerland	Switzerland	Ordinary	100%
LEDO plus d.o.o.	Trading	Croatia	Croatia	Ordinary	100%
INDUSTRIJA SMRZNUTE HRANE FRIKOM DOO BEOGRAD	Trading	Serbia	Serbia	Ordinary	100%
LEDO d.o.o. Čitluk	Trading	Bosnia & Herzegovina	Bosnia & Herzegovina	Ordinary	100%
IRIDA d.o.o.	Trading	Croatia	Croatia	Ordinary	100%

LEDO Jégkrém és Fagyasztott Élelmiszer Gyártó és Forgalmazó Korlátolt Felelősségű Társaság	Trading	Hungary	Hungary	Ordinary	100%
Ledo d.o.o. (LEDO, podjetje za trgovino s sladoledom, zmrznjeno hrano in storitve, d.o.o.)	Trading	Slovenia	Slovenia	Ordinary	100%
Ledo d.o.o. Podgorica (Društvo Za Proizvodnju, promet roba i usluga “Ledo” d.o.o. Podgorica)	Trading	Montenegro	Montenegro	Ordinary	100%
Ledo Sh.p.k.	Trading	Kosovo	Kosovo	Ordinary	100%
FRIKOM BEOGRAD DOOEL Cucer Sandevo	Trading	North Macedonia	North Macedonia	Ordinary	100%
16)    Deferred tax assets and liabilities
Recognized deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following:

	December 31, 2024			December 31, 2023
	Assets	Liabilities	Total	Assets	Liabilities	Total
	€m	€m	€m	€m	€m	€m
Property, plant and equipment	(0.1)	(32.2)	(32.3)	8.8	(38.2)	(29.4)
Intangible assets	12.0	(347.6)	(335.6)	7.9	(376.1)	(368.2)
Employee benefits	1.4	17.7	19.1	17.8	—	17.8
Tax value of loss carry forwards	—	65.2	65.2	51.1	—	51.1
Derivative financial instruments	(0.8)	3.7	2.9	8.6	(0.7)	7.9
Other	2.2	0.5	2.7	12.7	(10.1)	2.6
Tax assets/(liabilities)	14.7	(292.7)	(278.0)	106.9	(425.1)	(318.2)
Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable.
Deferred tax assets that the Company has not recognized in the financial statements amount to €53.8 million (December 31, 2023: €78.5 million). These deferred tax assets had not been recognized as the likelihood of recovery is not probable.

Movement in deferred tax during the year:

	Opening balance Jan 1, 2024	Recognized in Statement of Profit or Loss	Recognized in Other Comprehensive Income	Recognized directly in equity	Movement in foreign exchange	Closing balance Dec 31, 2024
	€m	€m	€m	€m	€m	€m
Property, plant and equipment	(29.4)	(3.1)	—	—	0.2	(32.3)
Intangible assets	(368.2)	32.6	—	—	—	(335.6)
Employee benefits	17.8	1.1	(1.1)	1.4	(0.1)	19.1
Tax value of loss carry forwards	51.1	12.0	—	—	2.1	65.2
Derivative financial instruments	7.9	(0.3)	(5.2)	1.9	(1.4)	2.9
Other	2.6	(0.5)	—	—	0.6	2.7
Total deferred tax	(318.2)	41.8	(6.3)	3.3	1.4	(278.0)

	Opening balance Jan 1, 2023	Recognized in Statement of Profit or Loss	Recognized in Other Comprehensive Income	Recognized directly in equity	Movement in foreign exchange	Closing balance Dec 31, 2023
	€m	€m	€m	€m	€m	€m
Property, plant and equipment	(33.7)	4.2	—	—	0.1	(29.4)
Intangible assets	(354.7)	(13.5)	—	—	—	(368.2)
Employee benefits	13.0	(0.1)	6.3	(1.5)	0.1	17.8
Tax value of loss carry forwards	43.8	6.9	—	—	0.4	51.1
Derivative financial instruments	(8.8)	(1.7)	18.5	—	(0.1)	7.9
Other	(4.9)	8.5	—	—	(1.0)	2.6
Total deferred tax	(345.3)	4.3	24.8	(1.5)	(0.5)	(318.2)

17)    Inventories

	December 31, 2024	December 31, 2023
	€m	€m
Raw materials and consumables	106.7	125.6
Work in progress	63.7	67.0
Finished goods and goods for resale	271.1	253.8
Total inventories	441.5	446.4
As at December 31, 2024, the carrying value of inventory includes a hedge accounting basis adjustment which reduces the value of inventory by €0.3 million (year ended December 31, 2023: reduction of €0.4 million). This has been applied to the three inventory categories above.
During the year ended December 31, 2024, €10.4 million (year ended December 31, 2023: €13.6 million, year ended December 31, 2022: €11.5 million) was charged to the Consolidated Statement of Profit or Loss for the write down of inventories.
Raw materials and consumables includes machinery spare parts and consumables. As at December 31, 2024, a review of the assets useful economic life was performed and an estimated €9.7 million has been considered to meet the definition of property, plant and equipment. As such, this has been reclassified, as presented in note 12. It has not been possible to perform the review for previous accounting periods and subsequently management have not been able to estimate the impact on the Statement of Cash Flows. However, management do not expect the reclassification to have a significant impact on the financial statements.

18)    Trade and other receivables

	December 31, 2024	December 31, 2023
Current assets	€m	€m
Trade receivables	282.9	208.3
Prepayments and accrued income	15.0	16.0
Other receivables	36.2	39.1
Total current trade and other receivables	334.1	263.4
Non-current assets
Other receivables	8.6	7.1
Total non-current trade and other receivables	8.6	7.1
Total trade and other receivables	342.7	270.5

Trade receivables, prepayments and other receivables, except for those defined as non-current, are expected to be recovered in less than 12 months. Other receivables includes VAT receivable.
The aging of trade receivables is detailed below:

	Gross	Impairment	Net
December 31, 2024	€m	€m	€m
Not past due	448.6	(0.4)	448.2
Past due less than 1 month	32.0	(0.1)	31.9
Past due 1 to 3 months	16.0	(0.2)	15.8
Past due 3 to 6 months	6.8	(0.4)	6.4
Past due more than 6 months	5.6	(2.8)	2.8
Sub-total	509.0	(3.9)	505.1
Reduction in trade-terms			(222.2)
Total trade receivables			282.9
	Gross	Impairment	Net
December 31, 2023	€m	€m	€m
Not past due	392.6	(0.1)	392.5
Past due less than 1 month	40.5	(0.9)	39.6
Past due 1 to 3 months	4.6	(0.2)	4.4
Past due 3 to 6 months	2.3	(0.3)	2.0
Past due more than 6 months	4.2	(3.0)	1.2
Sub-total	444.2	(4.5)	439.7
Reduction in trade-terms			(231.4)
Total trade receivables			208.3
Reduction in trade-terms are described in Note 4(a). Trade receivables have been impaired net of trade-terms.
The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable. The Company does not hold any collateral as security.
Debts past due are not impaired where there are eligible trade terms deductions which can be offset against them.

Liabilities related to contracts with customers
The Company has recognized the following liabilities related to contracts with customers:

	Year ended December 31, 2024	Year ended December 31, 2023
	€m	€m
Trade terms liabilities reported within trade receivables	(222.2)	(231.4)
Trade terms liabilities reported within trade and other payables (Note 21)	(112.4)	(75.5)
Total trade terms liabilities	(334.6)	(306.9)
Significant changes to trade terms
No significant changes to trade terms occurred in the year ended December 31, 2024.
Revenue recognized in relation to trade terms
Trade terms relate to sales made with variable consideration and are an estimate as disclosed in Note 4(a). Revenue recognized in the year ended December 31, 2024 relating to performance obligations that were satisfied in the prior year was €23.5 million (2023: €21.5 million).
19)Cash and cash equivalents

		December 31, 2024	December 31, 2023
	Note	€m	€m
Cash and cash equivalents in the Statement of Financial Position		403.3	412.9
Bank overdraft	21	—	(13.2)
Cash and cash equivalents per Consolidated Statement of Cash Flows		403.3	399.7
‘Cash and cash equivalents’ comprise cash balances and deposits. Bank overdrafts that are repayable on demand and form an integral part of the Company's cash management are included as a component of cash and cash equivalents for the purposes of the Consolidated Statement of Cash Flows.
20)Loans and borrowings
The repayment profile of the syndicated and other loans held by the Company is as follows:

	December 31, 2024	December 31, 2023
	€m	€m
Current liabilities
Syndicated loans	7.1	6.5
Lease liabilities	26.0	21.4
Less capitalized debt discounts and borrowing costs to be amortized within 1 year	(7.1)	(6.5)
Total due in less than one year	26.0	21.4
Non-current liabilities
Syndicated loans	1,308.9	1,287.6
2028 fixed rate senior secured notes	800.0	800.0
Lease liabilities	68.1	57.4
Less capitalized debt discounts and borrowing costs to be amortized in 2-5 years	(25.6)	(26.6)
Less capitalized debt discounts and borrowing costs to be amortized in more than 5 years	—	(4.7)
Total due after more than one year	2,151.4	2,113.7
Total borrowings	2,177.4	2,135.1
Syndicated loans includes the Senior U.S. Dollar debt of $686.1 million (€662.6 million) (the “Senior USD Loan”) and Senior EUR debt of €130.0 million (a "Senior EUR Loan") both repayable in November 2029, as well as the Senior EUR debt of €553.2 million (a "Senior EUR Loan") repayable in June 2028. The Senior USD Loan includes an annual amortization repayment, equivalent to 1.0% of the outstanding loan value post the last repricing or $6.9 million (€6.7 million) in October each year until maturity. The Senior EUR Loans are repayable only upon maturity. As required under the Senior Facilities Agreement, the Company is also required to undertake an annual excess cash flow calculation whereby additional principal could be repaid.
The Company through its indirect, wholly-owned subsidiary, Nomad Foods Bondco Plc, holds an aggregate principal amount of €800.0 million senior secured notes of 2.5% due June 2028. Interest on the Notes is payable semi-annually in arrears on January 15 and July 15 each year. The Notes are guaranteed on a senior basis by the Company and certain subsidiaries thereof.
The €553.2 million (the "Senior EUR Loan") pays interest at a rate equal to EURIBOR with a zero floor plus a margin of 2.5%.
On November 8, 2022, the Company amended and restated the Senior Facilities Agreement to issue both a $700.0 million (€700.6 million) term loan bearing interest at a rate per annum equal to the term SOFR rate plus 3.75% with a 0.5% floor and a €130.0 million term loan bearing interest at a rate per annum equal to EURIBOR plus 3.5% with a zero floor, both due November 10, 2029. The net proceeds from these loans were used to repay and extinguish the Company's existing Senior Secured U.S. Dollar term loan due in 2024 in full, and for transaction expenses and general corporate purposes. The new term loans were issued at a discount of €31.3 million, which together with eligible transaction costs of €5.1 million have been capitalized and will be amortized over the life of the debt. On November 10, 2022, the Company closed out its existing cross currency interest rate swaps and has entered into a number of new 5-year cross-currency and interest rate swaps for the new Term Loans, as detailed in Note 32. A net income of €2.3 million has been recognized as a consequence of the refinancing activities in 2022 as detailed in Note 10.
On September 22, 2023 the Company completed a repricing of its €693.0 million term loan due 2029 which reduced the interest rate from SOFR plus 3.75% to SOFR plus 3.0%. There are no changes to the maturity of the Term Loan as a result of this repricing. The repricing represents a modification of a financial liability, such that a modification gain of €17.2 million has been recognized, representing the difference between the remaining original contractual cash flows and the modified cash flows, both discounted at the original effective interest rate. Eligible transaction costs associated with the modification of €2.4 million have been added to the loan carrying amount and amortized over the remaining loan term. The carrying amount of the loan is revised to reflect the new cash outflows at the date of modification.
On February 2, 2024, the Company completed on the repricing of its existing EUR denominated Term Loan B of €130.0 million principal due 2029 (the “Term Loan”). Following the closing, the margin on the Term Loan was reduced by 75 basis points to EURIBOR plus 2.75%. There are no changes to the maturity of the Term Loan as a result of this repricing. The repricing represents a modification of a financial liability, such that a net modification gain of €4.1 million has been recognized, representing the difference between the remaining original contractual cash flows and the modified cash flows, both discounted at the original effective interest rate. On April 10, 2024, our interest rate swaps were amended to align more closely with the amended cash flows of our EUR term loan following the repricing.
On May 7, 2024, the Company completed on the repricing of its existing USD denominated Term Loan B of €686.1 million principal due 2029 (the “Term Loan”), subject to customary closing conditions. Following the closing, the margin on the Term Loan was reduced by 50 basis points to SOFR plus 2.5% effective from May 7, 2024. There are no changes to the maturity of the Term Loan as a result of this repricing. The repricing represents a modification of a financial liability, such that a net modification gain of €10.3 million has been recognized, representing the difference between the remaining original contractual cash flows and the modified cash flows, both discounted at the original effective interest rate. Eligible transaction costs associated with the modification of €1.8 million were added to the loan carrying amount and amortized over the remaining loan term.Cross currency interest rate swaps were also amended to align more closely with this change, also taking effect on May 7, 2024.
The Company holds a revolving credit facility of €175.0 million (the "Revolving Credit Facility") available until June 2026 with an applicable margin of 2.25% per annum that may be adjusted subject to a leverage ratchet. The Revolving Credit Facility may be utilized to support working capital requirements, including letters of credit and bank guarantees. The structure of the Revolving Credit Facility includes a pricing structure linked to environmental impact metrics during the life of the facility, this covers areas of sourcing, packaging and carbon emissions. In addition to the Revolving Credit Facility, the Company also has an aggregate of €12.3 million (December 31, 2023: €12.3 million) available through other revolving credit facilities. As at December 31, 2024, €1.8 million (December 31, 2023: €2.7 million) of the revolving credit facilities have been utilized for issuance of letters of credit and bank guarantees.

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
The Senior Facilities Agreement includes an excess cash flow calculation whereupon an amount of principal shall be repaid based upon terms including cash generated during the year and leverage. In 2024 the amount repaid was nil relating to the calculation performed at the end of 2023. Based on the calculation performed for December 31, 2024, there will be no excess cash flow repayment in 2025.
In connection with its pension scheme, Findus Sverige AB, a 100% owned subsidiary, is required to obtain credit insurance with PRI Pensionsgaranti (“PRI”), a credit insurance company that provides insurance annually against the risk of a sponsoring company’s insolvency. In connection with such credit insurance, as at December 31, 2024 Findus Sverige AB has granted floating charges over certain assets in favor of PRI in an amount of SEK 300 million (€26.2 million) (December 31, 2023: SEK 300 million €27.0 million) and Nomad Foods Limited has issued a parent guarantee to PRI which will not exceed SEK 640 million (€55.8 million) (December 31, 2023: SEK 640 million (€57.6 million)).
21)Trade and other payables

	December 31, 2024	December 31, 2023
Current liabilities	€m	€m
Trade payables	409.2	400.6
Accruals and deferred income	213.8	186.2
Trade terms payable	112.4	75.5
Social security and other taxes	33.9	30.6
Other payables	21.7	20.1
Financial payables	38.1	43.6
Bank overdrafts	—	13.2
Total current trade and other payables	829.1	769.8
Non-current liabilities
Accruals and deferred income	0.5	0.5
Total non-current trade and other payables	0.5	0.5
Total trade and other payables	829.6	770.3

Supply Chain Financing arrangements
The Company offers a Supply Chain Financing (“SCF”) program to eligible suppliers. The principal purpose of this arrangement is to facilitate efficient payment processing and provide the supplier with the option to access liquidity early through the sale of its receivables due from the Company to a bank or other financial institution prior to their due date. Management has determined that the Company’s payables to these suppliers have neither been extinguished nor have the liabilities been significantly modified by these arrangements. The value of amounts payable, invoice due dates and other terms and conditions applicable, from the Company’s perspective, remain unaltered, with only the ultimate payee being changed. Details of usage as at December 31, 2024 are presented below, with no material usage as at December 31, 2023. The cash outflows in respect of these arrangements are recognized within operating cash flows.
The terms and conditions of the arrangement are unchanged from the trade payables from this supplier. Additional information about the supplier finance arrangement is provided in the table below:

December 31, 2024
€m
Carrying amount of liabilities under supplier finance arrangement:
Liabilities under supplier finance arrangement	36.8
–of which the supplier has received payment from the finance provider	36.1
Range of payment due dates (days after invoice date)
Liabilities under supplier finance arrangement	90-120 days
Comparable trade payables that are not part of the supplier finance arrangement	30-90 days

22)Employee benefits
The Company operates defined benefit plans as well as defined contribution plans.

i.Defined contribution plans
The total expense relating to defined contribution plans for the year ended December 31, 2024 was €14.2 million (year ended December 31, 2023: €14.1 million, year ended December 31, 2022: €13.4 million)

ii.Defined benefit plans
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

	December 31, 2024	December 31, 2023
	€m	€m
Net employee benefit obligations-Germany	87.6	90.7
Net employee benefit obligations-Sweden	45.5	49.8
Net employee benefit obligations-Italy	4.0	4.0
Net employee benefit obligations-Switzerland	4.3	3.3
Net employee benefit obligations-Austria	3.2	3.0
Net employee benefit obligations-total of other countries	7.5	7.5
Total net employee benefit obligations	152.1	158.3
The net obligation of €7.5 million (December 31, 2023: €7.5 million) in respect of other countries is the aggregate of a number of different types of minor schemes, each one not being considered individually material.
The amount included in the Consolidated Statement of Financial Position arising from the Company’s obligations in respect of its defined benefit retirement plans and other post-employment benefits is as follows:

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
December 31, 2024	€m	€m	€m
Present value of unfunded employee benefit obligations	54.4	6.5	60.9
Present value of funded employee benefit obligations	206.8	—	206.8
Subtotal present value of employee benefit obligations	261.2	6.5	267.7
Fair value of plan assets	(115.6)	—	(115.6)
Recognized liability for net employee benefit obligations	145.6	6.5	152.1

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
December 31, 2023	€m	€m	€m
Present value of unfunded employee benefit obligations	58.8	6.4	65.2
Present value of funded employee benefit obligations	203.1	—	203.1
Subtotal present value of employee benefit obligations	261.9	6.4	268.3
Fair value of plan assets	(110.0)	—	(110.0)
Recognized liability for net employee benefit obligations	151.9	6.4	158.3

Reconciliation from the opening balances to the closing balances for the net employee benefit obligation and its components, including the amounts recognized in the Consolidated Statement of Profit or Loss and the Consolidated Statement of Comprehensive Income:

	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit obligation
	2024	2023	2024	2023	2024	2023
	€m	€m	€m	€m	€m	€m
Balance at January 1	268.3	239.7	(110.0)	(107.6)	158.3	132.1
Included in the Consolidated Statement of Profit or Loss
Current service cost	3.6	3.4	—	—	3.6	3.4
Interest cost/(income)	8.1	8.1	(3.4)	(3.5)	4.7	4.6
	11.7	11.5	(3.4)	(3.5)	8.3	8.0
Included in the Consolidated Statement of Comprehensive Income
Actuarial loss/(gain) arising from:
–demographic assumptions	—	0.5	—	—	—	0.5
–financial assumptions	(0.3)	15.8	—	—	(0.3)	15.8
–experience adjustment	(1.2)	9.8	—	—	(1.2)	9.8
(Gain)/loss on plan assets, excluding interest income	—	—	(2.2)	0.6	(2.2)	0.6
Exchange adjustments	(2.2)	1.8	0.5	(1.1)	(1.7)	0.7
	(3.7)	27.9	(1.7)	(0.5)	(5.4)	27.4
Other
Contributions by employer	—	—	(2.0)	(1.9)	(2.0)	(1.9)
Contributions by members	0.7	1.0	—	(1.0)	0.7	—
Benefits paid	(8.3)	(10.4)	1.5	4.5	(6.8)	(5.9)
Other movements	(1.0)	(1.4)	—	—	(1.0)	(1.4)
	(8.6)	(10.8)	(0.5)	1.6	(9.1)	(9.2)
Balance at December 31	267.7	268.3	(115.6)	(110.0)	152.1	158.3
Current service cost is allocated between cost of sales and other operating expenses. Interest on net employee benefit obligation is disclosed in net financing costs.
The cumulative amount of actuarial gains recognized is as follows:

	Year ended December 31, 2024	Year ended December 31, 2023
	€m	€m
Cumulative amount of actuarial gains recognized in Consolidated Statement of Comprehensive Income	48.8	45.1
The fair value of plan assets, all at quoted prices are as follows:

	December 31, 2024	December 31, 2023
	€m	€m
Equities	36.6	36.7
Debt instruments	36.0	35.1
Property	23.3	23.0
Other	19.7	15.2
Total	115.6	110.0

The following are the principal actuarial assumptions at the reporting date for the defined benefit retirement plans in Germany, Sweden, Austria, Switzerland and Italy. The remaining employee benefit plans are not considered to be material, individually and in aggregate, and therefore we do not provide disclosure of the individual actuarial assumptions for those plans:

	Defined benefit retirement plans
December 31, 2024	Germany	Sweden	Austria	Switzerland	Italy
Discount rate	3.60%	3.50%	3.45%	1.05%	2.80%
Inflation rate	2.20%	1.80%	5.00%	1.00%	2.00%
Rate of increase in salaries	3.00%	2.80%	5.00%	1.50%	3.00%
Rate of increase for pensions in payment	1.00%-2.20%	2.00%	—	—	—

	Defined benefit retirement plans
December 31, 2023	Germany	Sweden	Austria	Switzerland	Italy
Discount rate	3.35%	3.20%	3.90%	1.75%	3.04%
Inflation rate	2.20%	1.60%	5.00%	1.25%	2.30%
Rate of increase in salaries	3.00%	2.60%	5.00%	1.75%	3.23%
Rate of increase for pensions in payment	1.00%-2.20%	2.00%	—	—	—

In valuing the liabilities of the pension fund at December 31, 2024 and December 31, 2023, mortality assumptions have been made as indicated below. The assumptions relating to longevity underlying the pension liabilities at the financial year end date are based on standard actuarial mortality tables and include an allowance for future improvements in longevity. The assumptions are based on the following mortality tables:
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

December 31, 2024 (years)	Germany	Sweden	Austria	Switzerland	Italy
Retiring at the end of the year:
Male	21	22	24	22	N/A
Female	25	24	26	24	N/A

December 31, 2023 (years)	Germany	Sweden	Austria	Switzerland	Italy
Retiring at the end of the year:
Male	21	22	24	22	N/A
Female	25	24	26	24	N/A

The history of experience adjustments from inception of the Company for the employee benefit plans is as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
	€m	€m	€m
Present value of defined benefit obligations	261.2	261.9	233.3
Fair value of plan assets	(115.6)	(110.0)	(107.6)
Recognized liability in the scheme	145.6	151.9	125.7
Experience (gains)/losses on plan liabilities	(1.2)	9.8	7.7
Experience (gains)/losses on plan assets	(2.2)	0.6	4.4
Net defined benefit obligation - sensitivity analysis
The effect of a 1 percentage point movement in the most significant assumptions for the year ended December 31, 2024 is as follows:

	Increase	Decrease
	€m	€m
Discount rate	(34.5)	43.1
Inflation rate	31.8	(26.9)
Rate of increase in salaries	10.0	(9.0)
Rate of increase for pensions in payment	29.4	(24.0)
There are no deficit elimination plans for any of the defined benefit plans. Expected contributions and payments to post-employment benefit plans for the period ending December 31, 2025 are €7.9 million. The weighted average duration of the defined benefit obligations is 14.4 years.

23)Provisions

	Restructuring	Provisions related to other, non-income taxes	Other	Total
	€m	€m	€m	€m
Balance at December 31, 2022	4.8	8.7	23.9	37.4
Additional provision in the period	21.9	—	4.6	26.5
Release of provision	(6.3)	(1.0)	(3.0)	(10.3)
Utilization of provision	(7.7)	(0.1)	(9.3)	(17.1)
Balance at December 31, 2023	12.7	7.6	16.2	36.5
Additional provision in the period	7.4	—	2.8	10.2
Release of provision	(1.6)	(0.2)	(2.3)	(4.1)
Utilization of provision	(10.2)	—	(2.0)	(12.2)
Foreign exchange	—	—	(0.6)	(0.6)
Balance at December 31, 2024	8.3	7.4	14.1	29.8
Analysis of total provisions:			December 31, 2024	December 31, 2023
			€m	€m
Current			27.1	35.1
Non-current			2.7	1.4
Total			29.8	36.5
Restructuring
The €8.3 million (2023: €12.7 million) provision relates to committed plans for certain restructuring activities of exceptional nature which are due to be completed within the next 12 months.
The amounts have been provided based on the latest information available on the likely remaining expenditure required to complete the committed plans.
Provisions relating to other taxes
The €7.4 million (2023: €7.6 million) provision relates to non-income taxes due to tax authorities after tax investigations within certain operating subsidiaries within the Nomad Group.
Other
Other provisions include €0.5 million (December 31, 2023: €1.1 million) of contingent liabilities acquired as part of the Goodfella’s Pizza acquisition, €3.0 million (December 31, 2023: €2.8 million) of obligations in Italy, €4.4 million (December 31, 2023: €6.1 million) for asset retirement obligations, €0.3 million (December 31, 2023: €0.6 million) of pre-acquisition related liabilities related to the acquisition date liabilities of Aunt Bessie's Limited, €3.2 million (December 31, 2023: €2.8 million) of provisions in the period relate to employer taxes on the Long-term Incentive Plan (see Note 8) which would become payable on the issuance of shares, and other obligations from previous accounting periods.

24)Share capital and capital reserve, Founder Preferred Shares Dividend amount and Dividends
Share capital and capital reserve
Comprised of share capital and share premium.

	As at December 31, 2024	As at December 31, 2023
	€m	€m
Authorized:
Unlimited number of Ordinary Shares with nil nominal value issued at $10.00 per share	n/a	n/a
Issued and fully paid:
156,090,858 (December 31, 2023: 163,167,134) Ordinary Shares with nil nominal value	1,343.8	1,453.4
Total share capital and capital reserve	1,343.8	1,453.4
Listing and share transaction costs	(27.4)	(27.3)
Total net share capital and capital reserve	1,316.4	1,426.1

Ordinary Shares

Issued and Repurchased Ordinary shares (number in millions)
Balance at December 31, 2022	172.6
Shares converted from Founder Preferred Shares	1.5
Shares issued in the year	0.4
Shares repurchased in the year	(11.3)
Balance at December 31, 2023	163.2
Shares issued in the year	0.3
Shares repurchased in the year	(7.4)
Balance at December 31, 2024	156.1
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
On November 6, 2023, the Company's Board of Directors authorized a new share repurchase program to purchase up to an aggregate of $500.0 million of the Company’s ordinary shares. Acquisitions pursuant to the share repurchase program may be made from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions, at the Company's discretion, as permitted by securities laws and other legal requirements. This new program replaces the previous authorization which was established in August 2021 and finished at the end of 2023. The new program will expire at the end of 2026. Pursuant to this program, as at December 31, 2024, 7,415,614 ordinary shares had been repurchased and canceled in open market transactions at an average price of $17.50. The aggregate gross costs were $129.9 million (€119.6 million) and directly attributable transaction costs of €0.1 million were incurred. This includes 55,996 shares that were traded in December 2024 but settled in January 2025. Following settlement, all shares repurchased have been canceled.
From January 1, 2025 to February 28, 2025, the Company has repurchased an additional 2,659,929 ordinary shares in open market transactions for $45.9 million (€44.3 million) under its previously announced share repurchase program authorized by Nomad’s Board of Directors in November 2023.
Listing and share transaction costs
As at December 31, 2024, cumulative listing and share transaction costs, which includes the total cost of admission and share issuance expenses, as well as costs associated with share repurchases were €27.4 million and are disclosed as a deduction directly against the capital reserve.

€m
At December 31, 2022	27.1
Share transaction costs	0.2
At December 31, 2023	27.3
Share transaction costs	0.1
At December 31, 2024	27.4
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
The Founder Preferred Shares converted into Ordinary Shares on a 1-for-1 basis on January 3, 2023.
Dividends
A dividend of $0.17 per share for the quarter ended December 31, 2024 was approved by the Board of Directors on January 30, 2025 and paid February 26, 2025. As this was approved after the date of the Consolidated Statement of Financial Position, the dividend of $26.2 million (€25.3 million) has not been recorded as a liability in these consolidated financial statements.
The Board of Directors have previously declared the following dividends:

Quarter ended	Approval date	Payment date	$ per share	$m	€m
December 31, 2023	January 29, 2024	February 26, 2024	$0.15	$24.4	€22.3
March 31, 2024	April 30, 2024	May 28, 2024	$0.15	$24.4	€22.8
June 30, 2024	July 30, 2024	August 26, 2024	$0.15	$24.2	€22.3
September 30, 2024	October 29, 2024	November 26, 2024	$0.15	$23.8	€21.8
			$0.60	$96.8	€89.2
No dividends were declared or paid in the year ended December 31, 2023 or the year ended December 31, 2022.
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

	2024	2023	2022
	€m	€m	€m
Balance as of January 1	31.4	13.8	6.9
Non-Executive Directors' restricted share awards charge	0.6	0.6	0.6
Directors' and Senior Management share awards charge	8.2	23.5	7.5
Shares issued upon vesting of awards	(9.9)	(0.3)	(0.4)
Reclassification of awards for settlement of tax liabilities	(4.1)	(6.2)	(0.8)
Balance as of December 31	26.2	31.4	13.8

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

27)Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations, as well as from the translation of liabilities that have been used in the past to hedge the Company’s net investment in a foreign subsidiary.

	Year ended December 31,
	2024	2023	2022
	€m	€m	€m
Balance as of January 1	101.0	89.3	105.1
Foreign currency translation adjustments	34.3	11.7	(15.8)
Total presented in Other Comprehensive Income	34.3	11.7	(15.8)
Balance as of December 31	135.3	101.0	89.3

The translation reserve as at December 31, 2024 and as at December 31, 2023 did not include any balances relating to continuing hedging relationships. The translation reserve as at December 31, 2024 included €50.8 million (December 31, 2023: €50.8 million) relating to a hedging relationship in respect of GBP net investments that was discontinued in 2021.

28)    Other reserves
Fair value movements attributable to foreign currency basis are included within other comprehensive income (OCI) as a cost of hedging, thereby excluding its impact from the hedge designation itself. Details of the Company's cash flow hedge accounting can be found in Note 32.
The table below shows the movement in the cash flow hedging reserve and cost of hedging reserve during the year, including the gains or losses arising on the revaluation of hedging instruments during the year and the amount reclassified from Other Comprehensive Income ("OCI") to the Consolidated Statement of Profit or Loss in the year.

	Cross currency and interest rate swaps	Forward currency contracts	Total Cash flow hedge reserve	Cost of Hedging reserve	Total Other reserves
	€m	€m	€m	€m	€m
Balance as of December 31, 2021	5.1	5.8	10.9	(0.4)	10.5
Change in fair value of hedging instrument recognized in OCI for the year	101.3	57.3	158.6	0.1	158.7
Transferred to the carrying value of inventory	—	(55.2)	(55.2)	—	(55.2)
Reclassified from OCI to net finance costs	(92.2)	—	(92.2)	1.3	(90.9)
Deferred tax	(2.1)	(1.0)	(3.1)	(0.2)	(3.3)
Balance as of December 31, 2022	12.1	6.9	19.0	0.8	19.8
Change in fair value of hedging instrument recognized in OCI for the year	(30.3)	(22.5)	(52.8)	1.9	(50.9)
Transferred to the carrying value of inventory	—	(4.2)	(4.2)	—	(4.2)
Reclassified from OCI to net finance costs	(8.7)	—	(8.7)	0.9	(7.8)
Deferred tax	10.3	8.9	19.2	(0.7)	18.5
Balance as of December 31, 2023	(16.6)	(10.9)	(27.5)	2.9	(24.6)
Change in fair value of hedging instrument recognized in OCI for the year	56.5	7.4	63.9	2.6	66.5
Transferred to the carrying value of inventory	—	9.4	9.4	—	9.4
Reclassified from OCI to net finance costs	(61.2)	—	(61.2)	0.2	(61.0)
Deferred tax	0.7	(5.2)	(4.5)	(0.7)	(5.2)
Balance as of December 31, 2024	(20.6)	0.7	(19.9)	5.0	(14.9)

29)Earnings per share
Basic earnings per share

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Profit for the year attributable to equity owners of the parent (€m)	227.1	192.7	249.8
Weighted average Ordinary Shares, Founder Preferred Shares and shares issuable solely after the passage of time (number)	161,502,018	170,573,002	174,279,621
Basic earnings per share (€’s)	1.41	1.13	1.43
For the year ended December 31, 2024, basic earnings per share is calculated by dividing the profit attributable to the shareholders of the Company of €227.1 million (year ended December 31, 2023: €192.7 million, year ended December 31, 2022: €249.8 million) by the weighted average number of Ordinary Shares of 161,441,977 (December 31, 2023: 170,573,002, year ended December 31, 2022: 172,779,621), Founder Preferred Shares of nil (December 31, 2023: nil , year ended December 31, 2022: 1,500,000) and shares to be issued in future years as performance conditions have been met of 60,041 (December 31, 2023: 36,000, year ended December 31, 2022: nil).
Diluted earnings per share

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Profit for the year attributable to equity owners of the parent (€m)	227.1	192.7	249.8
Weighted average Ordinary Shares, Founder Preferred Shares, shares issuable solely after the passage of time, potential ordinary shares and contingently issuable shares (number)	162,219,900	171,203,914	174,279,621
Diluted earnings per share (€’s)	1.40	1.13	1.43
The number of shares in the diluted earnings per share calculation includes an estimate of 198,449 potential ordinary shares, calculated using the treasury method, on long term incentive plans contingent on service only (December 31, 2023: 87,656, year ended December 31, 2022: nil) and contingently issuable shares of 519,433 (December 31, 2023: 543,256, year ended December 31, 2022: nil). There are no adjustments to the profit for the year attributable to equity owners of the parent for any year presented.
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

	Cash / non-cash	Total loans and borrowings (Note 20)	Financial payables (Note 21)	Derivatives: (Net) Fair value of cross currency and interest rate swaps
		€m	€m	€m
Opening balance January 1, 2024		2,135.1	43.6	91.8
Cash inflow (1)	Cash	—	—	12.8
Cash outflow (1)	Cash	(40.5)	(125.0)	—
Interest accretion (2)	Cash	8.3	117.3	—
Exchange movement	Non-cash	40.0	1.0	—
Fair value changes	Non-cash	—	—	(59.0)
Other non-cash adjustments	Non-cash	34.5	1.2	—
Closing balance December 31, 2024		2,177.4	38.1	45.6

	Cash / non-cash	Total loans and borrowings (Note 20)	Financial payables (Note 21)	Derivatives: (Net) Fair value of cross currency and interest rate swaps
		€m	€m	€m
Opening balance January 1, 2023		2,164.9	26.1	56.4
Cash inflow (1)	Cash	6.0	—	7.6
Cash outflow (1)	Cash	(46.0)	(101.2)	(0.8)
Interest accretion (2)	Cash	3.4	120.4	—
Exchange movement	Non-cash	(22.8)	(0.4)	—
Fair value changes	Non-cash	—	—	28.6
Other non-cash adjustments	Non-cash	29.6	(1.3)	—
Closing balance December 31, 2023		2,135.1	43.6	91.8
(1) Cash flows from cross currency and interest rate swaps are part of effective cash flow hedging relationships. The part of cash flows from cross currency and interest rate swaps related to payment of interest is included within interest paid in the Consolidated Statement of Cash Flows. The part of cash flows from cross currency and interest rate swaps related to repayment of loan principal is included within (payment)/proceeds on settlement of derivatives in the Consolidated Statement of Cash Flows.

(2) Interest accretion includes interest on lease liabilities.
31)Cash flows from operations before tax and exceptional items

		Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	Note	€m	€m	€m
Cash flows from operating activities
Profit for the year		227.1	192.7	249.8
Adjustments for:
Exceptional items	7	69.5	72.5	48.7
Share based payments expense		8.8	24.1	8.1
Depreciation and amortization	6	96.9	95.0	88.6
Loss on disposal and impairment of property, plant and equipment		1.6	1.2	0.8
Net finance costs	10	109.1	86.8	54.4
Taxation	11	50.8	60.9	71.2
Operating cash flow before changes in working capital, provisions and exceptional items		563.8	533.2	521.6
(Increase)/decrease in inventories		(1.2)	18.8	(61.7)
(Increase)/decrease in trade and other receivables		(75.0)	0.3	(38.3)
Increase in trade and other payables		68.6	42.1	5.6
Decrease in employee benefit and other provisions		(4.0)	(3.2)	(2.4)
Cash generated from operations before tax and exceptional items		552.2	591.2	424.8

32)Financial risk management

Overall risk management policy
The Company’s activities expose it to a variety of financial risks, including currency risk, interest rate risk, credit risk and liquidity risk.
The Company’s overall risk management program focuses on minimizing potential adverse effects on the Company’s financial performance. Where appropriate, the Company uses derivative financial instruments to hedge certain risk exposures. The Company has an exposure to interest rate risk arising principally on changes in US dollar and euro interest rates on its borrowings. To manage the risk, the Company currently fixes 75% of its borrowings through fixed-interest-rate loans and interest rate derivatives.
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
Derivatives and hedging

Derivatives are used for economic hedging purposes and not as speculative investments. The Company uses derivatives for three main objectives:
–to convert foreign currency denominated floating rate borrowings into Euro fixed rate borrowings
–to convert floating rate borrowings into fixed rate borrowings
–to hedge foreign exchange spot risk on highly probable foreign currency transactions

Derivatives designated in cash flow hedges are cross currency interest rate swaps ("CCIRS"), interest rate swaps ("IRS") and foreign currency forward contracts. The maturity dates and cash flows are matched to those of the underlying borrowings and transactions.

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
Hedge accounting is applied to remove the accounting mismatch between the hedging instrument and the hedged item. The effective portion of the change in the fair value of the hedging instrument is accounted for in the translation reserve or other reserves (cash flow hedge and cost of hedging reserve) through Other Comprehensive Income and will be recognized in profit or loss in the same period as the hedged item. Movements in the Company's translation reserve and other reserves are presented in Notes 27 and 28 respectively. The Company's accounting policy for hedge accounting is disclosed within Note 3.
In August 2024, the Company set up a central purchasing entity, which has started to process external and intercompany purchases for the UK & Ireland businesses. As a result of the change, several forecasted foreign currency transactions, previously hedged using forward currency derivative financial instruments, will now be directly purchased by the purchasing entity. Consequently, the existing hedging relationships in UK and Ireland businesses impacted by this change have been discontinued.
For hedging relationships impacted by this change, management have judged that as the hedged transactions are still expected to occur within the Company as a whole, and that the associated risk remains, that unrealized gains and losses held within other reserves may continue to be deferred until the hedged cash flows occur.
In creating cash flow hedges over U.S. Dollar debt, the Company enters into cross currency hedging arrangements with matching critical terms as the hedged item, such as reference rate, reset dates, payment dates, and notional amount.

On November 10, 2022, to align with the Company's refinancing of its U.S. Dollar denominated Term Loans as detailed in Note 20, the Company closed out its existing cross currency interest rate swaps and entered into a number of new 5-year cross-currency and interest rate swaps for the new Term Loans. The cash flow hedge reserve associated with this hedging relationship on November 8, 2022 included unrealized gains of €45.6 million. As a significant portion of the U.S. Dollar interest rate cash-flows will continue to occur, the gains relating to this portion of €35.2 million was kept in the reserve and has been reclassified to the Statement of Profit or Loss in alignment to the original hedged cash flows, which ended in May 2024. The remaining cash flow hedge reserve along with a portion of the cost of hedging reserve have been released to the Statement of Profit or Loss as presented in Note 10 as the hedged cash flows will no longer occur.
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
In April 2024, our IRS were amended, effective April 10, 2024 to align more closely with the amended cash flows of our EUR denominated Term Loan B following the repricing in February 2024, as detailed in Note 20. The amendment is considered to represent a modification of the existing swaps. In accordance with the risk management strategy and hedging documentation, the cash flow hedging relationship will continue. An insignificant change in fair value of the IRS arose as a consequence of the transaction, which the Company wrote-off immediately.
In May 2024, further amendments to CCIRS were executed, effective May 7, 2024 to align more closely with the amended cash flows of our USD term loan following the repricing in May 2024, as detailed in Note 20. The amendment is considered to represent a modification of the existing swaps. In accordance with the risk management strategy and hedging documentation, the cash flow hedging relationship will continue. An insignificant change in fair value of the CCIRS arose as a consequence of the transaction, which the Company wrote-off immediately.
As at December 31, 2024, the Company has $686.1 million (December 31, 2023: $693.0 million) of U.S. Dollar SOFR floating rate debt. The Company uses cross currency interest rate swaps to convert this into €686.6 million (December 31, 2023: €693.6 million) of debt with a fixed rate of interest and designated as a cash flow hedge.
In addition, the Company has interest rate swaps, where in exchange for receiving cash flows matching the payments of principal and interest due under the €130.0 million (December 31, 2023: €130.0 million) Senior EUR debt, the Company pays fixed amounts of interest and principal. These swaps have been designated as a cash flow hedge.
There was no material ineffectiveness during 2024 (2023: no material ineffectiveness) in relation to the cash flow hedges using cross currency interest rate swaps and interest rate swaps.
The effects of the cash flow hedging instruments on the Company's financial position and performance are as follows:

All amounts stated in €m, unless otherwise stated	December 31, 2024	December 31, 2023
USD - cross currency interest rate swaps
Carrying amount of liability	(42.3)	(89.0)
Notional amount (USD million)	$686.1	$693.0
Maturity date	10/10/2027	9/22/2027
Change in fair value of outstanding hedging instruments since January 1	58.4	(24.8)
Change in value of hedged item used to assess effectiveness	(58.4)	24.8
Weighted average hedged rate of outstanding hedging instruments - currency	1.00	1.00
Weighted average hedged rate of outstanding hedging instruments - interest	5.6%	6.0%

All amounts stated in €m, unless otherwise stated	December 31, 2024	December 31, 2023
EUR - interest rate swaps
Carrying amount of liability	(3.3)	(2.8)
Notional amount (EUR)	€130.0	€130.0
Maturity date	10/10/2027	10/10/2027
Change in fair value of outstanding hedging instruments since January 1	0.6	(3.3)
Change in value of hedged item used to assess effectiveness	(0.6)	3.3
Weighted average hedged rate for the year (or since inception)	5.9%	6.7%
In order to qualify as a cash flow hedge, the hedging instrument must meet the requirements of IFRS 9, including alignment of the critical terms between the hedging instrument and hedged item. The Company designates the forward component of forward contracts as the hedging instrument.
Hedge ineffectiveness may arise if the timing or amount of the forecast transaction changes from what was originally estimated. There was no material ineffectiveness during 2024 (2023: no material ineffectiveness) in relation to the forward foreign exchange contracts.

The effects of the foreign currency hedging instruments on the Company's financial position and performance are as follows:

As at December 31, 2024	EUR/USD	GBP/USD	GBP/EUR	SEK/EUR	SEK/USD	Other Currencies
	€m	€m	€m	€m	€m	€m
Derivative financial instruments - forward currency contracts
Carrying amount of assets	18.5	0.3	0.7	0.6	0.2	1.0
Carrying amount of liabilities	—	(1.1)	(13.1)	(0.8)	—	(0.3)
Notional amount	419.2	—	390.7	110.3	2.7	70.2
Fair value (gains)/losses of outstanding hedging instruments since January 1	(31.6)	0.4	26.2	(3.0)	(0.6)	(3.8)
Weighted average hedge rate for the year	1.10	N/A	1.15	0.10	0.10	N/A

As at December 31, 2023	EUR/USD	GBP/USD	GBP/EUR	SEK/EUR	SEK/USD	Other Currencies
	€m	€m	€m	€m	€m	€m
Derivative financial instruments - forward currency contracts
Carrying amount of assets	0.6	0.1	0.9	—	—	0.3
Carrying amount of liabilities	(5.0)	(1.7)	(3.8)	(4.6)	(0.2)	(2.9)
Notional amount	348.0	62.5	372.6	122.7	5.6	101.5
Fair value losses/(gains) of outstanding hedging instruments since January 1	5.0	2.8	7.7	3.1	(0.1)	0.2
Weighted average hedge rate for the year	1.10	1.24	1.13	0.09	0.10	N/A

The fair value gains or losses on the hedge item is the same and opposite direction as on the hedging instrument for all years presented. The forward currency contract hedges Nomad's exposure to transaction foreign exchange risk from it's operations.

Gains in the year from foreign exchange swap contracts used for liquidity purposes designated as fair value through the Consolidated Statements of Profit or Loss amounted to nil (2023: nil, 2022: €0.2 million).

Losses in the year from cross currency interest rate swap contracts designated as fair value through the Consolidated Statement of Profit or Loss amounted to nil (2023: nil, 2022: €0.1 million).

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

Currency risk	Foreign currency risk on purchases and sales
The Company is exposed to foreign exchange risk where a business unit has material operating cash flows in a currency other than the functional currency of that entity.
The most significant exposures for the Company are the purchase of raw materials, stock and services purchased in U.S. Dollars and Euros.
The Company is also exposed to revenues earned in GBP.

Mitigation & Impact on    The Company’s policy is to reduce this risk by using foreign exchange forward contracts
Statement of Financial    that are designated as cash flow hedges.
Position / Equity
    As at December 31, 2024, the fair value of USD forward contracts entered into to hedge the future purchase of U.S. Dollars in EUR, SEK and NOK functional currency entities is an asset of €19.2 million. For 2023, the fair value of USD forward contracts entered into to hedge the future purchase of U.S. Dollars in EUR, GBP and SEK functional currency entities was an asset of €6.2 million asset. All forecast transactions are still expected to occur. As at December 31, 2024, 87.9% (2023: 87.5%) of forecast future U.S. Dollar payments to the end of 2025 were hedged through the use of forward contracts and existing cash. As at December 31, 2024, 44.8% of forecast future U.S. Dollar payments to the end of 2026 were hedged (2023: 35.7% to the end of 2025).

The fair value of the Euro forward contracts with reference to non-Euro functional currencies as at December 31, 2024, is a liability of €12.3 million (2023: €9.6 million). As at December 31, 2024, 62.0% (2023: 73.1%) of forecast future net Euro payments to the end of 2025 were hedged through the use of forward contracts and existing cash. As at December 31, 2024, 25.8% of forecast future Euro payments to the end of 2026 were hedged (2023: 31.0% to the end of 2025) . All forward contracts have been designated as cash flow hedges and have a maturity within the next 24 months.

Sensitivity analysis    The Company is sensitive to changes in primarily the following currency pairs:
1) EUR/USD
2) EUR/GBP
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

The analysis assumes that exchange rate fluctuations on foreign exchange derivatives that form part of an effective cash flow hedge relationship affect other reserves in equity. For foreign exchange derivatives which are not designated hedges, movements in exchange rates impact the Income Statement.

Positive figures represent an increase in profit or equity.

	Profit or loss		Equity
	2024	2023	2024	2023
	€m	€m	€m	€m
5% increase in the value of the Euro against Pound Sterling (2023: 5%)	(2.5)	(2.1)	(16.2)	(13.7)
5% increase in the value of the Euro against U.S. Dollar (2023: 5%)	1.1	0.9	(15.8)	(12.9)
5% increase in the value of the Euro against Swedish Krona (2023: 5%)	6.8	0.4	4.2	4.8

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

Sensitivity analysis    During 2024, six month EURIBOR rates decreased from 3.9% to 2.6% (2023: increased from 2.7% to 3.9%). Within the USD denominated senior loan, there is a Term SOFR floor of 0.5% and within the Euro denominated senior loans, there is a EURIBOR floor of 0%.

If interest rates were to move by 1%, this would have a correspondingly decrease or increase in the Company’s profit/(loss) before tax by approximately €5.6 million (2023: €5.6 million), subject to the EURIBOR floor of 0% and after taking into consideration the portion of the borrowings that are on fixed interest rate or are synthetically converted into fixed interest rate using interest rate derivatives.

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
Mitigation    The Company ensures that it has sufficient cash and available funding through regular cash flow and covenant forecasting. The Company uses liquidity swaps to manage timing of cash flows in non-functional currencies. These swaps are accounted for as FVTPL. In addition, the Company has access to a Revolving Credit Facility of €175.0 million, expiring in June 2026. This is available for general corporate purposes. The Company also has an aggregate of €12.3 million available through other revolving credit facilities. Currently €1.8 million of the facilities are utilized for letters of credit, customs bonds and bank guarantees.

Capital risk management

The objective of the Company when considering total capital is to protect the value of capital investments and to generate returns on shareholder funds. Total capital is defined as including Loans and Borrowings and equity, including derivatives to the extent that they hedge currency exposure on Loans and Borrowings, but excluding other reserves.

In support of its objectives, the Company may undertake actions to adjust its capital structure accordingly. Actions may include, but not limited to, raising or prepayment of Borrowings together with related derivative instruments, issuance of additional share capital, payment of dividends or share repurchase programs.
Maturity analysis
The USD senior loan includes the annual requirement to repay 1% of the notional at the last amendment date in October each year until maturity. In addition, the Senior Facilities Agreement also includes an excess cash flow calculation whereupon an amount of principal shall be repaid based upon terms including cash generated and leverage. Based upon the calculation as at December 31, 2024, no excess cash flow will be repayable in 2025 (2023: nil repayable in 2024).
The tables below show a maturity analysis of contractual undiscounted cash flows prepared using forward interest rates where applicable, showing items at the earliest date on which the Company could be required to pay the liability:

2024	2025	2026	2027	2028	2029	Over 5 years	Total
	€m	€m	€m	€m	€m	€m	€m
Borrowings-principal	6.7	6.7	6.7	1,359.9	765.9	—	2,145.9
Borrowings-interest	104.8	96.7	97.0	95.8	53.6	—	447.9
Forward contracts Sell	(663.3)	(324.9)	—	—	—	—	(988.2)
Forward contracts Buy	665.0	327.9	—	—	—	—	992.9
Cross Currency Interest Rate Swaps Pay	(45.7)	(45.3)	(710.5)	—	—	—	(801.5)
Cross Currency Interest Rate Swaps Receive	52.6	49.9	692.1	—	—	—	794.6
Interest Rate Swaps Pay	(7.8)	(7.8)	(7.8)	—	—	—	(23.4)
Interest Rate Swaps Receive	7.2	6.7	6.8	—	—	—	20.7
Lease Liabilities	28.7	23.4	15.9	10.5	8.6	28.8	115.9
Trade and other payables excluding non-financial liabilities	773.5	—	—	—	—	—	773.5
Total	921.7	133.3	100.2	1,466.2	828.1	28.8	3,478.3

2023	2024	2025	2026	2027	2028	Over 5 years	Total
	€m	€m	€m	€m	€m	€m	€m
Borrowings-principal	6.3	6.3	6.3	6.3	1,359.5	725.4	2,110.1
Borrowings-interest	117.5	98.6	92.2	92.7	91.1	52.9	545.0
Forward contracts Sell	722.3	307.2	—	—	—	—	1,029.5
Forward contracts Buy	(711.3)	(301.6)	—	—	—	—	(1,012.9)
Cross Currency Interest Rate Swaps Pay	47.3	48.9	48.4	713.6	—	—	858.2
Cross Currency Interest Rate Swaps Receive	(55.4)	(47.9)	(45.0)	(646.7)	—	—	(795.0)
Interest Rate Swaps Pay	8.9	8.8	8.8	8.8	—	—	35.3
Interest Rate Swaps Receive	(9.7)	(7.9)	(7.5)	(7.6)	—	—	(32.7)
Lease Liabilities	15.3	12.4	8.8	7.2	5.0	26.1	74.8
Trade and other payables excluding non-financial liabilities	719.1	—	—	—	—	—	719.1
Total	860.3	124.8	112.0	174.3	1,455.6	804.4	3,531.4
33)Financial instruments

Categories of financial instruments
The following table shows the carrying amount of each Statement of Financial Position class split into the relevant category of financial instrument as defined in IFRS 9 'Financial Instruments'.

	Financial assets at amortized cost	Financial Assets at Fair Value through profit or loss	Derivatives designated in hedge relationships	Financial liabilities at amortized cost	Total
2024	€m	€m	€m	€m	€m
Assets
Trade and other receivables	302.1	—	—	—	302.1
Derivative financial instruments	—	—	21.2	—	21.2
Cash and cash equivalents	235.6	167.7	—	—	403.3
Liabilities
Trade and other payables excluding non-financial liabilities	—	—	—	(773.5)	(773.5)
Derivative financial instruments	—	—	(60.8)	—	(60.8)
Loans and borrowings	—	—	—	(2,177.4)	(2,177.4)
Total	537.7	167.7	(39.6)	(2,950.9)	(2,285.1)

	Financial assets at amortized cost	Financial Assets at Fair Value through profit or loss	Derivatives designated in hedge relationships	Financial liabilities at amortized cost	Total
2023	€m	€m	€m	€m	€m
Assets
Trade and other receivables	226.9	—	—	—	226.9
Derivative financial instruments	—	—	1.9	—	1.9
Cash and cash equivalents	275.1	137.8	—	—	412.9
Liabilities
Trade and other payables excluding non-financial liabilities	—	—	—	(719.1)	(719.1)
Derivative financial instruments	—	—	(110.0)	—	(110.0)
Loans and borrowings	—	—	—	(2,135.1)	(2,135.1)
Total	502.0	137.8	(108.1)	(2,854.2)	(2,322.5)

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

(ii)Trade and other payables/receivables
The notional amount of trade and other payables/receivables are deemed to be carried at fair value, short term and settled in cash. The Company has classified these as level 1 instruments.

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

	Fair value		Carrying value
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
	€m	€m	€m	€m
Senior EUR/USD loans	1,353.6	1,314.5	1,315.7	1,293.8
Other external debt	0.2	0.3	0.2	0.3
2028 fixed rate senior secured notes	768.0	752.8	800.0	800.0
Less capitalized debt discounts and borrowing costs	—	—	(32.6)	(37.8)
	2,121.8	2,067.6	2,083.3	2,056.3

Derivatives

	As at December 31, 2024	As at December 31, 2023
	€m	€m
Forward foreign exchange contracts	21.2	1.9
Total assets	21.2	1.9
Cross Currency Interest Rate Swaps	(42.3)	(89.0)
Interest Rate Swaps	(3.3)	(2.8)
Forward foreign exchange contracts	(15.2)	(18.2)
Total liabilities	(60.8)	(110.0)
Total	(39.6)	(108.1)
Offsetting of derivatives
Derivative contracts are held under International Swaps and Derivatives Association (ISDA) agreements with financial institutions. An ISDA is an enforceable master netting agreement that permits the Company to settle net in the event of default.
The following table sets out the carrying amounts of recognized financial instruments that are subject to the above agreements.

	Gross amount of financial instruments as presented upon balance sheet	Related financial instruments that are offset	Net amount
As at Dec 31, 2024	€m	€m	€m
Derivatives - assets	21.2	(20.4)	0.8
Derivatives - liabilities	(60.8)	20.4	(40.4)

	Gross amount of financial instruments as presented upon balance sheet	Related financial instruments that are offset	Net amount
As at Dec 31, 2023	€m	€m	€m
Derivatives - assets	1.9	(1.9)	—
Derivatives - liabilities	(110.0)	1.9	(108.1)
34)Commitments
Future aggregate minimum contractual payments under non-cancellable service agreements and lease rentals for short-lived and low-value assets are payable as follows:

	As at December 31, 2024	As at December 31, 2023
	€m	€m
Less than one year	3.5	2.4
Between one and three years	1.4	3.0
Between three and five years	—	0.4
More than five years	—	0.2
Total	4.9	6.0

These agreements may be subject to contractual annual increases linked to inflation indices. The payments shown above exclude the impact of these contractual increases which cannot be reliably estimated.

35)Capital commitments
Capital expenditure contracted for at the end of the reporting period but not yet incurred is as follows:

	As at December 31, 2024	As at December 31, 2023
	€m	€m
Property, plant and equipment	19.5	14.3
Intangible assets	3.2	8.1
Total	22.7	22.4

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
Total fees excluding reimbursed expenses incurred under the ordinary course of business of €1.8 million and €1.8 million were paid to Mariposa and TOMS respectively in the year ended December 31, 2024 (year ended December 31, 2023: €1.9 million and €1.9 million respectively).
Since 2020, the Company has utilized a working capital solutions specialist to facilitate a program that provides our suppliers with the ability to receive advance payments from a third party credit institution as part of our ordinary course of business payables, in exchange for a discounted invoice amount. The working capital solutions specialist was owned in part by affiliates of TOMS Capital LLC (of which Mr. Gottesman is the founder and managing partner) until December 31, 2024. In November 2023, the agreement was amended so that a guaranteed minimum annualized fee of up to £130,000 (€150,000) would be received by the working capital solutions specialist (previously all ongoing fees associated with this service were received by the working capital solutions specialist directly from our suppliers utilizing the service). Furthermore, a setup fee of less than €0.1 million has been incurred to allow the platform to be used on the Company's new ERP platform. These amendments and fees are not considered to be material to either party.
In December 2024, the Company engaged Chubb Fire and Security Ltd ("Chubb") to install safety equipment in a factory. Chubb is owned by the APi Group of which Sir Martin Franklin, Jim Lillie & Ian Ashken are Directors. Sir Martin, Lillie and Ashken may be deemed to exercise significant influence over Chubb. The work commenced in 2024 with €0.8 million billed and outstanding as of December 31, 2024. A further €1.7 million has been committed to in 2025. This service and fees are not considered to be material to either party and are considered to be on an arms-length basis.
Directors and Key Management
All significant management decision making authority is vested within the Board of Directors and the Executive Team, therefore key management are considered to be the Directors and Executive Officers. Their remuneration has been disclosed in Note 9.
Non-executive Directors continue to receive fees for their services as board members and to certain committees and are settled through payroll. Directors' fees are payable quarterly in arrears. Total Non-executive Directors' fees for the year ended December 31, 2024 was €0.3 million (year ended December 31, 2023: €0.3 million).
Non-Executive Directors are also eligible to an annual restricted stock grant issued under the LTIP which will vest on the earlier to occur of the date of the Company’s annual meeting of shareholders or thirteen months from the date of grant. Details of the annual restricted stock grants under the LTIP can be found in Note 8(b).
As part of its long term incentive initiatives, the Company has 3,128,416 (year ended December 31, 2023: 2,503,002) restricted shares outstanding to the management team (the “Management Share Awards”). The Directors and Executive Officers have all been awarded shares. The associated performance metrics and valuation method is detailed in Note 8(b).
37)    Significant events after the Consolidated Statement of Financial Position date
Details of shares repurchased by the Company under the share repurchase program, as well as dividends declared and paid, after December 31, 2024 can be found in Note 24.

Item 19.    Exhibits
The following exhibits are filed as part of this annual report:
EXHIBIT INDEX

		Incorporation by Reference
Exhibit No.	Exhibit Description	Form	Exhibit No.	Period Covered or Date of Filing	Filed with this Annual Report
1.1	Amended and Restated Memorandum and Articles of Association.	6-K (001-37669)	99.1	1/14/2016
2.1	Registration Rights Agreement dated as of June 1, 2015 among Nomad Holdings Limited, Birds Eye Iglo Limited Partnership Inc, Mariposa Acquisition II, LLC, TOMS Acquisition I LLC, TOMS Capital Investments LLC and funds managed by Pershing Square.	F-1 (333-208181)	4.1	11/24/2015
2.2	Indenture, dated as of June 24, 2021 by and among the Company, the guarantors named therein and Deutsche Trustee Company Limited, as trustee.	6-K (001-37669)	99.2	6/24/2021
2.3	Supplemental Indenture, dated as of July 9, 2021 by and among the Company, the guarantors named therein and Deutsche Trustee Company Limited, as trustee.	6-K (001-37669)	99.1	7/12/2021
2.4	Description of Securities.	20-F (001-37669)	2.3	2/23/2023
4.1	Intercreditor Agreement, originally dated as of July 3, 2014, as amended and restated from time to time including, pursuant to the 2017 Amendment and Restatement Agreement originally between Nomad Foods Limited, Credit Suisse AG, London Branch, Deutsche Bank Company Limited and certain entities named therein.	6-K (001-37669)	99.2	5/3/2017
4.2	Amendment and Restatement Agreement by and among the Company, and Citibank Europe Plc, UK Branch as agent and Kroll Trustee Services Limited as security agent on behalf of certain other finance parties thereto relating to that certain Senior Facilities Agreement originally dated July 3, 2014 (as amended and restated from time to time, including pursuant to amendment and restatement agreements dated May 3, 2017, June 22, 2021, November 8, 2022.	6-K (001-37669)	99.1	5/2/2024
4.3	Nomad Foods Limited Amended and Restated Long-Term 2015 Incentive Plan.	20-F (001-37669)	4.4	2/27/2020
4.4	Nomad Foods Limited Long Term 2015 Incentive Plan Restricted Share Unit Agreement.	20-F (001-37669)	4.5	2/27/2020
4.5	Nomad Foods Limited Long Term 2015 Incentive Plan Award Agreement for Performance Share Units.	20-F (001-37669)	4.6	2/29/2024
4.6	Nomad Foods Limited Long Term 2015 Incentive Plan Award Agreement for Performance Share Units and Restricted Share Units.	20-F (001-37669)	4.7	2/29/2024
4.7	Amended and Restated Service Agreement between the Company and Stéfan Descheemaeker, dated May 1, 2020.	6-K (001-37669)	99.1	5/5/2020
4.8	Service Agreement, dated as of February 15, 2018, between the Company and Samy Zekhout.	20-F (001-37669)	4.7	3/22/2018
4.9	Amendment to Service Agreement, dated as of June 1, 2023, between the Company and Samy Zekhout.	20-F (001-37669)	4.10	2/29/2024
4.10	Amended and Restated Advisory Services Agreement, dated as of January 1, 2022, among Nomad Foods Limited, Mariposa Capital, LLC and TOMS Capital LLC.	20-F (001-37669)	4.8A	3/3/2022

Incorporation by Reference
Exhibit No.	Exhibit Description	Form	Exhibit No.	Period Covered or Date of Filing	Filed with this Annual Report
4.11	Settlement Agreement, dated as of May 24, 2024, between the Company and Samy Zekhout.				X
4.12	Services Agreement, dated as of May 24, 2024, between the Company and Ruben Baldew.				X
4.13	Form of Indemnification Agreement	SC TO-I (005-89365)	(d)(E)	8/11/2020
4.14	Form of Nomad Foods Limited 2025 Equity Incentive Plan				X
8.1	List of Significant Subsidiaries.				X
11	Insider Trading Policy				X
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.				X
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.				X
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
15.1	Consent of PricewaterhouseCoopers LLP				X
97	Policy Relating to Recovery of Erroneously Awarded Compensation	20-F (001-37669)	97	2/29/2024
101.INS	XBRL Instance Document				X
101.SCH	XBRL Taxonomy Extension Schema Document				X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document				X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document				X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document				X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document				X

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.
Date:    March 3, 2025

NOMAD FOODS LIMITED

By: /s/ Ruben Baldew
Name: Ruben Baldew
Title: Chief Financial Officer