Form 20-F
period 2025-12-31
Nomad Foods Ltd
filed 2026-02-26
CIK 1651717

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2025

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 142,426,655 Ordinary Shares.
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
Historical Financial Information
This annual report includes our consolidated financial statements at and as of the years ended December 31, 2025 (the “Fiscal 2025 Year”) and December 31, 2024 (the “Fiscal 2024 Year”) as well as selected consolidated financial information for the year ended December 31, 2023 (the “Fiscal 2023 Year”).
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
•our expectations concerning our capital expenditures in 2026;
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
•In connection with the preparation of our 2025 annual financial statements we continue to have unremediated material weaknesses in our internal control over financial reporting.
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
•Securities or industry analysts may not publish, or may cease publishing, research reports about us.
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
The market for frozen food is highly competitive, and consolidation in the industry would likely increase competition. Our competitors include retailers who promote private label products and well-established branded producers that operate on both a national and an international basis across single or multiple frozen food categories. We also face competition more generally from distributors and retailers of chilled and fresh products, baked goods and ready-made meals. We may not successfully compete with our existing competitors and new competitors may enter the market.
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
There are a number of trends in consumer preferences which have an impact on us and the frozen food industry as a whole. These include, among others, preferences for speed; convenience and ease of food preparation; value for money at a time when consumers are subject to increased inflationary pressure on household spending; natural, nutritious and well-proportioned meals; products that are sustainably sourced and produced and are otherwise environmentally friendly; and the increase in the consumption of weight loss GLP-1 drugs and the consequent changes in consumption habits and dietary choices that entails. Concerns as to the health impacts and nutritional value of certain foods may increasingly result in food producers being encouraged or required to produce products with reduced levels of salt, sugar and fat and to eliminate trans-fatty acids and certain other ingredients, including gluten and animal products. Consumer preferences are also shaped by concern over waste reduction, the level of processing of certain products and the environmental impact of products.
The success of our business depends on both the continued appeal of our products and, given the varied backgrounds and tastes of our customer base, our ability to offer a sufficient range of products to satisfy a broad spectrum of preferences. Any shift in consumer preferences in the UK, Italy, Germany, France, Serbia or Croatia (our “Key Markets”, based on sales of branded goods) could have a material adverse effect on our business.

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
On February 24, 2022, Russian forces invaded Ukraine. While we do not have any direct operations or sales in either Russia or Ukraine, these countries are responsible for the supply of many commonly used raw materials and resources used in, or in the manufacturing of, products such as ours, including, but not limited to some species of fish, wheat and energy. The ongoing conflict in Ukraine, and the imposition of economic sanctions and additional tariffs could result in considerable reductions in the availability or increase the cost of such raw materials and resources. In particular, both before and following the invasion, the U.S., the EU and the UK have imposed economic sanctions and tariffs on Russia and on dealing with certain named individuals and beneficiaries as a result of the conflict. It is not clear to what extent such sanctions and tariffs could continue to proliferate and increase, what raw materials and resources may be affected, nor for how long they will be in place, nor whether adequate authorizations or exemptions will be available or continue to be available to allow us to mitigate the impact of such sanctions and tariffs. Our inability, and the inability of our suppliers, to source certain raw materials, particularly fish, and provide certain products to customers and consumers could materially and adversely affect our business. In addition, sanctions and tariffs are intended to and will have an impact on international trade and the global economy. Further steps that might be taken in response to the crisis and their consequences are unknown but could include further sanctions, tariffs, embargoes, regional instability, adverse effects on macroeconomic conditions and adverse effects on exchange rates and financial markets.
Should there be additional sanctions, tariffs or restrictions on the supply of fish from Russian waters, or if authorizations or exemptions from existing sanctions be revoked, removed or not granted, that impact our supply chain or specific products, and in the absence of adequate authorizations or exemptions, it would not be possible to replace entirely the required volumes of MSC certified fish in the short-to-medium term. Furthermore, should there be a reduction in availability we may also face higher costs for the raw materials and resources available. In anticipation of that possibility, we are continually seeking clarity from governments on the issue and diversifying our supply sources for raw materials and resources. For example, we are continuing to look for opportunities to diversify our fish supply by looking into alternative species, geographies and product formats. However, these efforts are subject to negotiation of acceptable contractual terms, availability of alternative species at comparable prices and the conformity of any alternatives to our standards. Our financial forecasts assume that these mitigation strategies will be effective in offsetting the impact of current sanctions. If further sanctions are imposed or mitigation is less effective than anticipated, this could adversely affect our results. Our factories in Europe use energy, a portion of which is sourced from Russia. If sanctions, tariffs or restrictions were to be implemented by Russia, the US, the UK or the EU on the use of such resources this could materially and adversely affect our business.
Our factories in Europe use energy for which a proportion is sourced from Russia. If sanctions, tariffs or restrictions were to be implemented by Russia, the US, the UK or the EU on the use of such resources this could materially and adversely affect our business.

Additionally, the ongoing conflict in Ukraine and the impact of wider geopolitical conflicts could impact many of the other risk factors listed in these Risk Factors. In particular, but not limited to, the conflicts could have an effect on our profitability, fluctuations on our future borrowings, fluctuations on the foreign currency market, the cost of borrowings, the prevailing rate of inflation, the creditworthiness of our customers and our suppliers, the laws and regulations affecting our business and the carrying value of goodwill and other assets in our business. To the extent conflicts are ongoing, the potential for related sanctions, potential government actions and economic impact remain uncertain. At this time it is not possible to predict the extent or nature of these impacts on our business. Any change or movement in any of the elements listed in this section could materially and adversely affect our business.
We may not be able to increase prices to fully offset inflationary pressures on costs for materials or other inputs.
Our ability to pass through increases in the prices of raw materials, energy, packaging or freight and logistics costs to our customers depends, among others, on prevailing competitive conditions and pricing methods in the markets in which we operate, and we may not be able to pass through such price increases to our customers. Even if we are able to pass through increases in prices, there is typically a time lag between cost increases impacting our business and implementation of product price increases during which time our profit margins may be negatively impacted. Recovery of cost inflation, driven by both commodity cost increases or changes in the foreign exchange rate of the currency the commodity is denominated in, can also lead to disparities in retailers’ shelf-prices between different brands and private label products which can result in a competitive disadvantage and volume decline. During our negotiations to increase our prices to recover cost increases, customers may take actions which exacerbate the impact of such cost increases, for example by ceasing to offer our products or deferring orders until negotiations have ended. Our inability to pass through price increases in raw materials, energy, packaging or freight and logistics and preserve our profit margins in the future could materially adversely affect our business, financial condition and results of operations.
We are exposed to macroeconomic and other trends that could adversely impact our operations in our Key Markets.
Approximately 69% of our revenue was generated in our Key Markets during the year ended December 31, 2025. We are particularly influenced by economic developments and changes in consumer habits in those countries.
The geographic markets in which we compete have been impacted by political and economic factors from which consumer confidence has not rebounded, with consumers remaining cautious about the future. For example, inflation, and its resulting impact on the cost of living, can impact consumer purchasing habits. Additionally, the ongoing conflict in Ukraine and wider geopolitical conflict will also affect different geographies in different ways. A deterioration in economic conditions could result in increased inflationary pressure, increased raw material and energy cost, increased unemployment rates, increased short and long-term interest rates, consumer and commercial bankruptcy filings, a decline in the strength of national and local economies, and other results that negatively impact household incomes. This can result in changes to consumers' purchasing habits, for example by purchasing more promoted products, purchasing cheaper private label products instead of equivalent branded products, switching to cheaper meal alternatives and switching to discounter stores. Such macroeconomic trends could, among other things, negatively impact global demand for branded and premium food products, which could result in a reduction of sales or pressure on margins of our branded products or cause an increasing transfer to lower priced product categories.
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
Specifically, the availability and the price of fish, vegetables and other agricultural commodities, such as poultry, meat and cocoa, can be volatile. The ongoing conflict in Ukraine is also causing continuous changes in the global supply chain with fish, poultry, energy, fuel, edible oils, wheat, vegetables and packaging materials affected, among others. We are also affected by the availability of quality raw materials, most notably fish, which can be impacted by the fishing and agricultural policies of the UK, US, European Union and other countries including national or international quotas that can limit the volume of raw materials.
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
Our retail customers include supermarkets and large chain food retailers. Throughout our markets, the food retail segments are highly concentrated. For the year ended December 31, 2025, our top 10 retail customers accounted for 30% of revenue. In recent years, the major multiple (multi-channel) retailers in Key Markets have increased their share of the grocery market and price competition between retailers has intensified. The strength of the major multiple retailers’ bargaining position gives them significant leverage over their suppliers in negotiating pricing, product specification and the level of supplier participation in promotional campaigns and offers, which can reduce our margins. International alliances among retailers continue to become stronger, and the trend for consolidation in Europe at a local level and across borders is ongoing. For example, retailers are increasingly establishing cross border buying groups. Further consolidation among the major multiple retailers or disproportionate growth in relation to their competitors could increase their relative negotiating power and allow them to force a negative shift in our trade terms. Our results of operations could also be adversely affected if these retailers suffer a significant deterioration in sales performance, if we are required to reduce our prices or increase our promotional spending activity as a consequence, if we lose business from a major retail customer or if our relationship with a major retail customer deteriorates.
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
Our principal brand names and trademarks (including but not limited to Birds Eye, iglo, Findus, Aunt Bessie's, Goodfella's, Ledo and Frikom) are key assets of our business and our success depends upon our ability to protect our intellectual property rights. We rely upon trademark, copyright, confidentiality and other intellectual property laws to establish and protect our intellectual property rights. We cannot be certain that the actions we have taken or will take in the future will be adequate to prevent violation of our trademark or proprietary rights and litigation may be necessary to enforce such rights. In addition, the Birds Eye brand, which we use in the UK, is used by other producers in the United States and Australia. Even though the brands have different logos, confusion between brands in other markets and our brands as well as adverse publicity from such other markets may negatively impact the perception of our brands in our respective markets. Adverse publicity, legal action or other factors could lead to substantial erosion in the value of our brands, which could lead to decreased consumer demand and could have a material adverse effect on our business, financial condition and results of operations.
There is also a risk that other parties may have intellectual property rights covering some of our brands, products or technology. If any third parties bring a claim of intellectual property infringement against us or if third parties infringe on our intellectual property rights, we may be subject to costly and time-consuming litigation, diverting the attention of management and our employees. If we are unsuccessful in defending against such claims, we may be subject to, among other things, significant damages, injunctions against development and sale of certain products, or we may be required to enter into costly licensing agreements, any of which could have an adverse impact on our business, financial condition, and results of operations.

Our business is dependent on third-party suppliers and partners.
We outsource some of our business functions to third-party suppliers, such as the processing and supply of certain vegetables and other products, the manufacturing of certain products and packaging materials, the creation of advertising and marketing materials and distribution of our products. We also enter into contracting relationships with third party partners, including, for example, for branding, licensing and partnership relationships. Our suppliers and partners are subject to their own operational, sustainability and financial risks, which are out of our control. Our suppliers and partners may fail to meet timelines or contractual obligations or fail to provide us with sufficient products or services, which may adversely affect our business. For example, if a third-party supplier is impacted by increased costs or unavailability of energy and raw materials as a result of the conflict in Ukraine, is prevented from supplying as a result of changes in the international sanctions or customs regimes, or fails to take adequate steps to operate their business sustainably with respect to environmental or social issues, this could negatively affect the price and availability of our ingredients, products and/or packaging materials and may adversely impact our supply chain, operations and corporate reputation. Moreover, there may be delays or shortages in procuring alternative suppliers, co-manufacturing capacity, or distribution capability.
Certain of our contracts with key suppliers, such as for the raw materials we use in our products, are short term, can be terminated by the supplier upon giving notice within a certain period and restrict us from using other suppliers. Also, a number of our supply contracts, including for fish and vegetables, may be terminated by the supplier upon certain changes in our ownership. Failure to appropriately structure or adequately manage our agreements with third parties may adversely affect our supply of raw materials or our supply of products to our customers. We are also subject to credit risk with respect to our third-party suppliers. If any such suppliers become insolvent, an appointed trustee could potentially ignore the service contracts we have in place with such party, resulting in increased charges or the termination of the service contracts. We may not be able to replace a service provider within a reasonable period of time, on as favorable terms or without disruption to our operations.
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
Any adverse changes to our relationships with third-party suppliers and partners could have a material adverse effect on our image, brand and reputation, as well as on our business, financial condition and results of operations.
Health concerns or adverse developments with respect to the safety or quality of food industry products may damage our reputation, increase our costs of operations and decrease demand for our products.
Food safety and the public’s perception that our products are safe and healthy are essential to our image, brand, reputation and business. We sell food products for human consumption, which subjects us to safety risks such as product contamination, spoilage, misbranding or product tampering. Product contamination, including the presence of foreign objects, undeclared allergens, substances, chemicals or other agents or residues or the introduction of genetically modified organisms, could require product withdrawals or recalls or the destruction of inventory, and could result in negative publicity, reputational harm, temporary or permanent plant closures and substantial costs of compliance or remediation. We may also be impacted by publicity concerning any assertion that our products caused illness, injury or death. In addition, we could be subject to claims or lawsuits relating to an actual or alleged illness stemming from product contamination or any other incidents that compromise the safety and quality of our products. Any significant lawsuit or widespread product recall or other events leading to the loss of consumer confidence in the safety and quality of our products could damage our brand, reputation and image and negatively impact our sales, profitability and prospects for growth.
We could also be adversely affected if consumers lose confidence in the safety and quality of certain food products or ingredients, the sustainability credentials of certain products or ingredients, for example, palm oil or soy, the frozen category or the food safety system generally. If another company recalls or experiences negative publicity related to a product in a category in which we compete, consumers might reduce their overall consumption of products in this category or confuse our products with those of such company. Adverse publicity about these types of concerns, whether valid or not, may discourage consumers from buying our products or cause production and delivery disruptions. In addition, product recalls are difficult to foresee and prepare for and, in the event we are required to recall one or more of our products, such recall may result in loss of sales due to unavailability of our products and may take up a significant amount of our management’s time and attention. We cannot guarantee that our, or our suppliers, efforts to monitor food safety risks will be successful or that such risks will not materialize. In addition, we cannot guarantee that our efforts, through contractual relationships and regular inspections, to control the risk of contamination caused by third parties, including in relation to the several manufacturing and distribution processes we outsource, will be successful or that contamination of our products by third parties will not materialize and have a material adverse effect on our business, financial condition and results of operations.
Regulatory authorities may limit the supply of or place prohibitive charges on certain types of food products in response to public health concerns and consumers may perceive certain products to be unsafe, unsustainable, unhealthy or otherwise undesirable. In addition, governmental regulations may require us to discontinue certain offerings, apply mandatory front of pack nutritional information, or limit the range of products we offer, for example by limiting the amount of certain nutrients in our products as is currently the case with regard to High in Fat, Salt and Sugar ("HFSS") nutrients in the UK, or by adopting new definitions of what constitutes a healthy product based on the amount of ingredients contained in a product or the amount of processing of a product. We may be unable to find substitutes that are as appealing to our customer base, or such substitutes may not be widely available or may be available only at increased costs. Such substitutions or limitations could also reduce demand for our products.
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
We must comply with complex and evolving tax regulations in the various jurisdictions in which we operate, which subjects us to international tax compliance risks. Some tax jurisdictions in which we operate have complex and subjective rules regarding income tax, value-added tax, sales or excise tax, tariffs, import and export duties and transfer tax. From time to time, our foreign subsidiaries are subject to tax audits and may be required to pay additional taxes, interest or penalties should the taxing authority assert different interpretations, or different allocations or valuations of our services which could be material and could reduce our income and cash flow from our international subsidiaries. We currently have several pending tax assessments and audits in various jurisdictions including Germany. The agreements by which we acquired certain businesses provide for certain indemnifications of tax liabilities which may arise in certain jurisdictions which we believe are sufficient to address these specific tax matters as far as they relate to those businesses but our belief that these indemnities are sufficient may prove incorrect. We have also established, where appropriate, reserves and provisions for tax assessments which we believe to be adequate to address potential tax liabilities, where management assesses that it is probable that the liability will arise, but our belief that these reserves and provisions are adequate may prove incorrect. It is possible that the tax audits referred to above could result in the volatility of timings of cash tax payment and recoveries.
The price of energy and other raw materials we consume in the manufacture, storage and distribution of our products are subject to volatile market conditions and price increases may incentivize us to transition to other energy resources.
The price and availability of electricity and other energy resources required in the manufacture, storage and distribution of our products is subject to volatile market conditions. These market conditions are often affected by political and economic factors beyond our control, including, for instance, the energy policies of the countries in which we operate. For example, the conflict in Ukraine has resulted and may continue to result in volatility in the markets for energy and fuel as a result of the widespread usage of gas, oil and coal from Russia throughout Europe. Any sustained increases in energy costs, or disruptions to or limitations in supply as a result of wider geopolitical conflicts or otherwise, could have an adverse effect on our business, financial conditions and results of operations and could affect our competitive position if our competitors’ energy costs do not increase at the same rate as ours or if they do not suffer the same disruptions to or limitations in supply as us. Such disruptions may also occur as a result of the loss of energy supply contracts or the inability to enter into new energy supply contracts on commercially attractive terms. Furthermore, natural catastrophes, regional conflicts or similar events could affect the electricity grid. Any such disruptions or increases in energy costs as a result of the aforementioned factors or otherwise, could have a material adverse effect on our business, financial condition and results of operations.
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
Our sales and working capital levels have historically been affected to a limited extent by seasonality. In general, sales volumes for savory frozen food are slightly higher in cold or winter months, partly because there are fewer fresh alternatives available for vegetables and because our customers typically allocate more freezer space to the ice cream segment in summer or hotter months. The one exception is our ice cream business, which follows a different seasonality pattern with stronger performance through the summer months. In addition, variable production costs, including costs for seasonal staff, and working capital requirements associated with the keeping of inventories, vary depending on the harvesting and buying periods of seasonal raw materials, in particular vegetable crops. For example, inventory (and therefore net working capital) levels typically peak in August to September just after the pea harvest. If seasonal fluctuations are greater than anticipated, for example, as a result of higher than normal temperatures during summer in Northern Europe, our business, financial condition and results of operations could be adversely affected.
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
As of December 31, 2025, we employed approximately 7,752 employees, of which approximately 1,470 were located in the UK, 1,390 were located in Serbia, 1,252 were located in Germany, 1,163 were located in Croatia, 452 were located in Italy, 370 were located in Ireland, 346 were located in Sweden/Norway, 321 were located in Bosnia & Herzegovina, 272 were located in France and 716 employees in other locations. As of December 31, 2025, approximately 65% of our employees worked in our manufacturing operations. We have in the past, and may in the future, experience labor disputes and work stoppages at one or more of our manufacturing sites due to localized strikes or strikes in the larger retail food industry sector. We have also been involved in negotiations on collective bargaining agreements. A labor stoppage or other interruption at one of our seventeen manufacturing sites (or at the site of any of our suppliers) would impact our ability to supply our customers and could have a material adverse effect on such facility’s operations and, potentially, on our business, financial condition and results of operations.
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
Our success depends, in part, upon the continued services of key members of our management. Our executives’ and managers’ knowledge of the market, our business and our Company represents a key strength of our business, which cannot be easily replicated. Effective January 1, 2026, Stefan Descheemaeker retired from his position as Chief Executive Officer, and Dominic Brisby assumed the position as Chief Executive Officer. An effective transition of the Chief Executive Officer role and retaining other key management is important to our success. The success of our business strategy and our future growth also depend on our ability to attract, train, retain and motivate skilled managerial, sales, administration, development and operating personnel. There can be no assurance that our existing personnel will be adequate or qualified to carry out our strategy, or that we will be able to hire or retain experienced, qualified employees to carry out our strategy. The loss of one or more of our key management or operating personnel, or the failure to attract and retain additional key personnel, could have a material adverse effect on our business, financial condition and results of operations.
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
Any failure to comply with, or any changes to, any of the applicable directives, regulations and laws that we are subject to could have a material adverse effect on our business, financial condition, reputation and results of operations.
We are subject to a variety of regulatory schemes and the failure to comply with applicable rules and regulations could adversely affect our business, results of operations and reputation.
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
An increase in market interest rates may increase our interest expense arising on our existing and future floating rate indebtedness. Pursuant to the terms of the amended and restated Senior Facilities Agreement dated October 30, 2025, the interest rate paid on indebtedness incurred under our senior loans and primary revolving credit facility varies based on a fixed margin over a base reference rate, term SOFR for the USD denominated term loans or EURIBOR for the EUR denominated term loans. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for operational or strategic purposes, will correspondingly decrease. Pursuant to our interest rate hedging policy, we may enter into interest rate derivatives that may involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk. If any reference rate ceases to exist, we will need to renegotiate the interest rate payable on our Senior Facilities Agreement with our lenders.
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
Goodwill represents amounts arising from acquisitions and is the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. Intangible assets can include computer software, brands, customer relationships and other acquired intangible assets as of the acquisition date. Goodwill and other intangible assets expected to contribute indefinitely to our cash flows are not amortized but must be evaluated by management at least annually for impairment. If carrying value exceeds its recoverable amount, the intangible is considered impaired and is reduced to recoverable amount via a charge to earnings. Factors outside of our control which could result in an impairment include, but are not limited to: (i) reduced demand for our products; (ii) higher commodity prices; (iii) lower prices for our products or increased marketing as a result of increased competition; and (iv) significant disruptions to our operations as a result of both internal and external events. Should the value of one or more of the acquired intangible assets become impaired, our consolidated profit or loss and net assets may be materially adversely affected. As of December 31, 2025, the carrying value of intangible assets totaled €4,568.5 million, of which €2,104.7 million was goodwill and €2,463.8 million represented brands, computer software, customer relationships and other acquired intangible assets compared to total assets of €6,335.0 million.
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
We recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Please see the risk factor below titled, “In connection with the preparation of our 2025 annual financial statements, we continue to have unremediated material weaknesses in our internal control over financial reporting” for more information. This could in turn result in the loss of investor confidence and a decline in the reliability of our financial statements. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with the rules and regulations of the SEC regarding compliance with Section 404 and other requirements of the Sarbanes-Oxley Act. If we are not able to continue to meet these requirements in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by the SEC, the NYSE or other regulatory authorities. Any such action could adversely affect the timeliness of our financial reporting.

In connection with the preparation of our 2025 annual financial statements we continue to have unremediated material weaknesses in our internal control over financial reporting
As of December 31, 2025, our management assessed the effectiveness of our internal control over financial reporting. We concluded that there were material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
Project implementation and information technology controls Material Weakness Identified
Management previously reported a material weakness in its internal control over financial reporting in its 2024 Annual Report on Form 20-F related to the ineffective operation of project implementation and information technology controls, including those over end-to-end data migration, user access, change management and program development. During 2024, we executed the first release of our new global ERP system, SAP S/4 HANA, in our UK and Ireland businesses where this material weakness was initially identified.
Subsequently, we obtained the support of an outside consulting firm to advise on best practices for design and execution of project implementation controls and information technology controls; and based on this advice we have enhanced the design of controls related to end-to-end data migration; and enhanced the design of change management and program development controls.
Despite this progress, management maintains a material weakness in project implementation and information technology controls because remaining control activities are still required as discussed in the section entitled Management’s Planned Remediation Activities. As there are currently no plans to roll out SAP S/4 HANA to additional countries the remediation of the material weakness will be considered remediated upon the finalization of the design of the controls, together with the effective testing of their operating effectiveness.
Shared Finance Center Material Weakness Identified
Management also previously reported a material weakness in its internal control over financial reporting in its 2024 Annual Report on Form 20-F related to business process controls operated by our Shared Finance Center, which were impacted by the SAP S/4 HANA ERP implementation in our UK and Ireland businesses. The release of the new ERP system caused operating challenges in our Shared Finance Center, including the design of UK and Ireland business process controls impacted by the SAP S/4 HANA ERP system and our ability to operate controls for our UK and Ireland businesses and disruption to the operation of controls for other businesses.
Subsequently, we have run workshops to identify control design, operation and documentation improvements; reviewed in detail the 2024 ineffective findings to identify themes and trends; trained Shared Finance Center staff regarding control operation and documentation, supported by an outside consulting firm; enhanced ongoing communication of control support, guidance and contacts; enhanced onboarding procedures for Shared Finance Center staff; and increased the frequency of monitoring our controls which included testing the operating effectiveness of controls. In addition, in relation to our UK and Ireland businesses, we have improved the design of the controls by developing financial processes; and performed end-to-end walkthroughs of the new financial processes within SAP S/4 HANA. In relation to the other territories there has been an improvement in the operation of business process controls operated by our Shared Finance Center for our other businesses. Despite this progress, management maintains a material weakness in business process controls operated by our Shared Finance Center because the remediation of control design, operation and documentation remain ongoing and the control activities are not yet embedded in the business as discussed in the section entitled "Management’s Planned Remediation Activities".
These material weaknesses did not result in any material misstatement of our consolidated financial statements as of and for the year ended December 31, 2025, or prior periods; however, if it is not remediated, it could result in a material misstatement of our consolidated financial statements that may not be prevented or detected on a timely basis.
These material weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time, and we have concluded, through testing, that the newly implemented and enhanced controls are operating effectively.

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
We are increasingly dependent upon our information technology systems for communication among our suppliers, manufacturing plants, distribution functions, headquarters and customers. Our performance depends on the availability of accurate and timely data and other information from key software applications to aid day-to-day business and decision-making processes. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure and to maintain the related automated and manual control processes, we could be subject to adverse effects including order processing issues, delivery impact, billing and collection errors, business disruptions, in particular concerning our manufacturing and logistics functions, issues with or errors in system's maintenance and security and migration of applications to the cloud and security breaches.
We have 3 ERP solutions and are changing processes and tools with the aim to standardize, simplify and automate end-to-end business processes. This will enable key decision making and analytical capability, building a platform and organization to support future growth and provide better value for shareholders. Implementation of these processes and the related projects involves risks and uncertainties. Any disruptions, delays, or deficiencies in the design or implementation of the new processes could result in increased costs, disruptions in operations, or delays in the collection of cash from our customers, as well as having an adverse effect on our ability to timely report our financial results, all of which could materially adversely affect our business, consolidated financial position, and results of operations. While we have contingency support available, any major disruptions may require longer remediation time. This could impact our ability to process and fulfill orders for those businesses. We may be adversely affected if our controls designed to manage information technology operational risks fail to contain such risks.
Any disruption caused by failings in our information technology infrastructure equipment or communication networks, could delay or otherwise impact our day-to-day business and decision-making processes and negatively impact our performance. In addition, we utilize the expertise of third party specialists to service our IT infrastructure. Failure on their part to provide good and timely service may have an adverse impact on our information technology network. We rely on third parties for the support and maintenance of our software solutions and furthermore we do not control the facilities or operations of our suppliers or third parties. An interruption of operations at any of their or our facilities or any failure by them to deliver on their contractual commitments may have a material adverse effect on our business, financial condition and results of operations.
Although our information technology systems are protected through physical and software safeguards, it is difficult to protect against the possibility of damage or breach created by cyber-attacks or other security attacks in every potential circumstance that may arise. In addition, governmental authorities have warned that cybercriminals will likely take advantage of the uncertainty created by recent international conflicts to launch cybersecurity attacks. The risks could include more frequent malicious cybersecurity and fraudulent activities, as well as schemes which attempt to take advantage of employees’ use of various technologies to enable remote work activities. We believe recent conflicts have increased our cyber risk profile, but we are unable to predict the extent or impacts of those risks at this time. As cyber-attacks are increasing in frequency and sophistication, it becomes even more difficult to protect against a breach of our information technology systems. Cybersecurity incidents including malfeasance, security breaches, computer viruses or other malicious codes, ransomware, unauthorized access attempts, denial of service attacks, phishing, hacking, and other cyberattacks that impact the availability, reliability, speed, accuracy, or other proper functioning of these information technology systems could have a significant impact on our operations. To reduce the risk and impact from an insider threat, be it malicious or accidental, a broad culture and awareness program exists considering the ever-changing cyber threat landscape. Awareness programs, communication campaigns and relevant exercises are in place to ensure our risk is reduced and our ability to respond is effective.
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

While, to date, we have not had a significant cybersecurity breach or attack that had a material impact on our business or operations, there can be no assurance that our efforts to maintain the security and integrity of our information technology systems will be effective or that an attempted breach would not be successful in the future.
Pandemics and other contagious outbreaks and government actions in response, could have a material adverse impact on our business, results of operations and financial condition.
The ultimate impact that a pandemic or other contagious outbreak will have on our business, results of operations and financial condition is uncertain. Restrictions, as well as prevention and mitigation measures, that may arise as a result of pandemic or contagious outbreak may have an adverse impact on global economic conditions.
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
We are subject to litigation, arbitration and regulatory proceedings, audits and investigations from time to time. There is no guarantee that we will be successful in defending ourselves in civil, criminal or regulatory actions, including but not limited to, under general, commercial, employment, discrimination, immigration, intellectual property, food quality and safety, anti-trust and trade, tax, advertising and claims, and environmental laws and regulations, or in asserting our rights under various new and existing laws and regulations. For example, we could face allegations of false, misleading or deceptive advertising, claims or marketing, allegations or investigations of anti-competitive practices or other criticisms which could result in litigation, arbitration or regulatory proceedings and result in potential liabilities or costs which may be significant and/or may damage our reputation. In addition, the defense of these lawsuits may divert our management’s attention from other business matters. The costs and other effects of potential and pending litigation and administrative actions against us, and new legal requirements, cannot be determined with certainty and may differ from expectations and may have a material adverse effect on our reputation, business, financial condition and results of operations.

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
•Increased mandatory sustainability due-diligence and non-financial reporting and disclosure obligations, requiring businesses to take appropriate action or face regulatory penalties. This includes the EU Corporate Sustainability Due Diligence Directive, EU Corporate Sustainability Reporting Directive, EU Deforestation Regulation (EUDR), Task Force on Climate Related Financial Disclosures (TCFD) and Task Force on Nature Related Financial Disclosures (TNFD).
•Physical risks of climate change, such as increased frequency of adverse weather events (droughts, floods, storms) and ocean warming/acidification impacting the availability of fish, seafood and agricultural commodities, or causing damage to physical assets within our operations and wider supply chain.
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
Effective as of June 15, 2025 (the date on which the 2015 LTIP expired for new awards thereunder), the Nomad Foods Limited 2025 Equity Incentive Plan has been available for our compensation committed to grant equity incentive awards thereunder with a share pool equal to 15,164,767 ordinary shares. As of February 19, 2026, we had 14,807,419 ordinary shares remaining available for issuance under our 2025 EIP. Additionally, as of February 19, 2026, we had 6,070,713 equity awards that have either been issued to participants, or been granted and remain outstanding, under our 2015 LTIP, which such equity awards may vest into ordinary shares subject, in most cases, to meeting certain performance conditions.

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
As a foreign private issuer, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. Although we report quarterly financial results and certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence and our quarterly or current reports may contain less information than required for domestic issuers. In addition, we are exempt from the SEC’s proxy rules, and proxy statements that we distribute will not be subject to review by the SEC and our officers and directors are also exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
As a foreign private issuer, we are exempt from complying with certain corporate governance requirements of the NYSE applicable to a U.S. issuer. As the corporate governance standards applicable to us are different from those applicable to domestic U.S. issuers, you may not have the same protections afforded under U.S. law and the NYSE rules as shareholders of companies that do not have such exemptions. For instance, where the NYSE rules may require shareholder approval of certain corporate matters such as the approval of, or any amendments to, equity compensation plans, we are permitted to follow home country practice which would not require shareholder approval.
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

Item 4.    Information on the Company
A.    History and Development of the Company
We are Europe's leading savory frozen foods company based on net sales value. We were incorporated with limited liability under the laws of the British Virgin Islands under the BVI Companies Act on April 1, 2014 under the name Nomad Holdings Limited and subsequently changed to Nomad Foods Limited.
Our principal executive offices are located at Forge, 43 Church Street West, Woking, GU21 6HT, United Kingdom. Our telephone number is +(44) 20 8918 3200 and our fax number is +(44) 20 8918 3491. Our registered office is located at Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands and its telephone number is +(1)(284) 852 3000. Our registered agent in the United States is Mariposa Capital, LLC, 500 South Pointe Drive, Suite 240 Miami Beach, Florida 33139.
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
B.    Business Overview
Our Company
We are Europe's leading savory frozen food company with a portfolio of best-in-class food brands within the frozen category, including fish, vegetables, chicken, meals, pizza and ice cream. Our products are sold primarily through large grocery retailers under the “Birds Eye”, "Goodfellas" and "Aunt Bessie's" brands in the UK and Ireland, “Findus” in Italy, France, Spain, Switzerland, Sweden, Finland and Norway, “iglo” in Germany, Netherlands, Belgium, and Portugal, "Ledo" in Croatia, Bosnia, Slovenia, Hungary, Montenegro, and Kosovo, "Frikom" in Serbia and North Macedonia, “La Cocinera” in Spain and “Belviva” in Belgium. The majority of our products are in the savory frozen food market, where according to NielsenIQ & Circana, our market share in the countries we operate stood at 15% in 2025 (2024: 17%). For the categories in which we operate, we maintain the number one position in fifteen European geographies, namely the UK, Italy, Germany, France, Sweden, Austria, Norway, Switzerland, Belgium, the Netherlands, Portugal, Spain, Ireland, Croatia and Serbia. The countries representing our top six markets for branded goods (as opposed to total revenue), collectively UK, Italy, Germany, France, Croatia and Serbia, represented approximately 75% of the total European Savory frozen food markets as at December 31, 2025. For a description of the principal markets in which we compete and related revenue, see Note 5 “Segment reporting” to our audited consolidated financial statements which appear elsewhere in this annual report.
Savory Frozen Food Market
The European savory frozen food market is served by a number of national and international producers, both with branded and private label offerings, and within single or multiple product categories. We have the broadest participation by category and geography in Europe.
According to NielsenIQ & Circana, the market for savory frozen food in categories which the Company competes in across Europe is estimated to have generated €26 billion in retail sales value in 2025.
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
As the leading branded savory frozen food producer in Europe, we benefit from economies of scale and have developed a strong platform for our products throughout Europe. We are market leaders in the savory categories where we offer products in fifteen geographies and a 15% market share in the frozen food markets in the countries in which we operate as at December 31, 2025. We benefit from longstanding relationships with our retail customers which provide access to our diversified distribution channels, including supermarkets, discount retailers, the food service channel and other food retailers that sell directly to consumers. We benefit from a diverse category and geographic mix and believe our strong existing platforms facilitate our expansion within a large addressable market and provide a broad set of potential acquisition targets in various food categories and geographic markets.
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
We own and operate an efficient network of seventeen manufacturing facilities, all of which are located near the major markets we serve, balancing manufacturing and logistics costs and allowing for high levels of customer service. These facilities have what we believe to be sufficient spare capacity to accommodate future growth in our main product categories.
Commitment to innovation and research and development.
Innovation is core to our growth model. Our R&D team focuses on our current & future Core Strategic Areas, partnering with Insights and Marketing to apply strategic foresight - anticipating trends, interpreting market signals, and navigating uncertainty for transformational growth. We combine active scouting, partnerships, and our Future Foods Lab Venture Clienting program to collaborate with global start-ups on breakthrough food innovations. On our core segments, we benchmark existing ranges to ensure superior consumer experiences and drive renovation and innovation pipelines to deliver new products and packaging across our “Must Win Battles”: fish & seafood, vegetables & potatoes, chicken, meals, pizza, and ice cream. Every innovation follows Sustainable by Design principles and our Nomad Insight-to-Impact innovation process, moving from idea to launch. We build intellectual assets through patents and in-house technologies, while our focus on Nutrition and Sensory expertise enables us to champion Healthier Meal Choices - combining taste and wellness to drive sales.

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
We continue our strategy which is rooted in relentless focus on our Core products, which include fish, vegetables, meals and chicken, and which represent 73% of our branded retail sales for the year ended December 31, 2025. These strategies include improving product quality, packaging renovation and executing in-store initiatives such as ensuring the right product assortment, display strategies and promotional efficiencies. We believe focusing on these Core product initiatives will accelerate growth, lead to margin expansion and improve our return on investment. To further accelerate growth, we continue to pursue innovation which leverages future consumer opportunities to reach wider audience demographics.
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
Our Founders have significant experience and expertise, and have been highly successful, in identifying, acquiring and integrating value-added businesses. We believe that this expertise, our access to capital and the deep industry knowledge of our management team will position us to acquire related and complementary food businesses that can enhance our market position, create synergies and fully leverage our existing marketing, manufacturing and supply chain capabilities, which we believe will allow us to deliver sustained profitable growth and maximize shareholder value.
For example, in 2018 we completed:
(i) the Goodfella's Acquisition including the "Goodfella's" and "San Marco" brands, which enlarged our portfolio of brands to include the number one and number two market share positions within the frozen pizza category in Ireland and the UK, a successful frozen private label pizza business, and two frozen pizza manufacturing facilities, and;
(ii) the Aunt Bessie's Limited acquisition including the "Aunt Bessie's" brand, which enlarged our portfolio of brands to include the number one and number two market share positions, respectively, within frozen Yorkshire puddings and frozen potatoes, which combine to represent the majority of its revenues.
On December 31, 2020 we completed the acquisition of Findus Switzerland. Findus is the leading savory frozen food brand in Switzerland with a portfolio of value-added frozen products across categories including fish, vegetables and ready meals. The acquisition expanded the Company's geographic reach into Switzerland, a new and sizable market, providing a natural extension for our Findus product offering and brand family. The transaction unified the Company's ownership of the iconic Findus brand across Europe.
In September 2021 we acquired Fortenova Group’s Frozen Food Business Group, which brought a leading European frozen food portfolio operating in attractive new markets for the Company, including Croatia, Serbia, Bosnia & Herzegovina, Hungary, Slovenia, Kosovo, North Macedonia and Montenegro. Its two anchor brands, "Ledo" and "Frikom", have number one market share in many of these markets and offer a broad range of frozen food products including fish, fruits, vegetables, ready meals, pastry and ice cream. The acquisition created a platform for future expansion into Central and Eastern Europe and introduced us to ice-cream, which opened new potential avenues for growth.
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
Our goal is to increase our margins and cash flows by strengthening our revenue growth management capabilities and focusing on supply chain optimization and disciplined cost management. These efforts, which will be implemented over time, will include developing stronger promotional programs, price pack architecture and trade terms as well as continuing our focus on lean manufacturing, factory footprint optimization, and procurement productivity.

Products
During the past three fiscal years, we have manufactured, marketed and distributed the following frozen food products:
    Fish: includes frozen fish products such as fish fingers, coated fish and natural fish. These products were the largest contributor to our revenues in 2025, 2024 and 2023.
    Vegetables: includes ready to cook vegetable products such as peas and spinach.
    Meals: includes ready to cook noodles, pasta, lasagna, pancakes and other ready-made meals under the iglo, Findus and La Cocinera brand names.
    Poultry: includes frozen chicken products such as nuggets, grills and burgers.
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
Customers
Our customers are typically supermarkets and large food retail chains supplying food products directly to consumers. Each key market in which we operate has its own distinct retail landscape. We consider our key retailer clients to be, in the UK, Tesco, Asda and Sainsbury’s; in Italy, Coop, Conad and Esselunga; in Germany, Rewe and Edeka; in Sweden, ICA, Axfood and Coop; and in France, Carrefour, Auchan and E.Leclerc. For the year ended December 31, 2025, our top ten customers (in terms of revenue) accounted for 30% of revenues.
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
The food service channel accounted for approximately 8% of our total sales for the year ended December 31, 2025. The majority of these sales were in the Nordics, Croatia and Spain and consisted primarily of sales to institutional and public sector customers such as schools and hospitals, and privately run work canteens and restaurants.
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
Manufacturing
We own and operate seventeen manufacturing facilities which are located in Lowestoft and Hull (UK), Bremerhaven and Reken (Germany), Cisterna (Italy), Loftahammar (Sweden), Tonsberg and Larvik (Norway), Boulogne-sur-Mer (France), Valladolid (Spain), Longford and Naas (Republic of Ireland), Rorschach (Switzerland), Zagreb, Sesvete, and Daruvar (Croatia) and Belgrade (Serbia). These facilities produce approximately 549 kilo tonnes of frozen product per year, representing approximately 78% of the total volumes of our sales. The manufacturing facilities are located near the major markets we serve, providing a balance between manufacturing and logistics costs and customer service. Our manufacturing facilities are focused on in house manufacturing of our main product categories and emphasize quality and efficiency through scale. We continue investing in improving the safety and quality standards of our facilities.
Procurement
Our procurement function is structured around prime raw materials (materials used in manufacturing which form a part of the end product, such as fish, vegetables, meat, other ingredients and packaging), Indirects (non-production items and services used to design, market and distribute the product, such as logistics, operations, including maintenance, sales and marketing) and co-pack (finished products bought from third parties, such as most vegetables other than peas and spinach).
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
Our suppliers use a range of processing methods which also extends to activities in China. Vegetables are sourced predominantly from Europe and chicken is sourced largely from South America (but also from Thailand and Eastern Europe). We have contracts in place with pea and spinach growers and third-party pea processors in regions close to where peas are harvested. In addition, we utilize various co-pack suppliers for vegetables other than peas and spinach. The contract terms we enter into with various suppliers differ extensively with respect to length and provisions.
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
Seasonality
Our sales and working capital levels have historically been affected to a limited extent by seasonality. In general, sales volumes for savory frozen food are slightly higher in colder or winter months and variable production costs and working capital will vary depending on the harvesting and buying periods of seasonal raw materials, in particular vegetable crops. For example, inventory levels typically peak in August to September just after the pea harvest and as a result, more working capital is required during those months. The ice cream business follows a different seasonality to the frozen savory business, with stronger performance through the summer months.
Sustainability Strategy
The way in which food is produced, packaged, shipped and eaten has a major impact on the health of people and the planet. Food systems account for over one-third of global greenhouse gas emissions (FAO, 2021), 70% of global water usage (CERES, 2021), and are the number one driver of biodiversity loss (UNEP, 2021).
We believe the food industry plays a pivotal role in transforming the food system to ease pressure on resources while building resilience and inclusivity, helping to meet the challenge of feeding a global population estimated to be 8.5 billion by 2030 (UN, 2024). And we believe it can do this in a way that delivers delicious, healthy and nutritious food to consumers. This aligns closely with our purpose, making mealtimes better with the goodness of frozen food.
Consumers, retailers, and stakeholders are increasingly asking for brands that are more sustainable. As a company whose brands are accessible to mainstream consumers, we have a unique opportunity to influence everyday choices and promote sustainable diets. We do this by working proactively and collaboratively to deliver strong, sustainable financial performance to help us grow and by making an impact across the three key pillars of our “Appetite for a Better World” sustainability strategy:
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
We have established clear, time-bound targets aligned with the UN’s Sustainable Development Goals. We regularly engage with key stakeholders – many of whom we’ve partnered with for decades – to help us deliver on our targets and drive learning and progress.
We are proud of how our teams are working together to drive progress. We are honored to be included in this year's S&P Global Sustainability Yearbook as Member in Food Products industry. The distinction reflects our company’s relative performance in the S&P Global Corporate Sustainability Assessment (CSA) and is based on our 2025 CSA Score of 62/100, as of 5 February 2026.
A summary of key activity under each pillar of our sustainability strategy is outlined below with further information available within our annual Sustainability Report and Modern Slavery Act statement.

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
•As a company, we are committed to meeting increasing consumer demand for accessible nutritious food. We are led by nutrition science. Our robust governance, transparency and portfolio supports our purpose to make mealtimes better with the goodness of frozen food. We seek to maintain our health credentials through the application of scientifically robust measures including nutrient profiling and front-of-pack nutrition labelling. We are food industry experts on nutrition and manufacturing healthy options at scale and are champions of product reformulation with a focus on both reducing nutrients of public health concern as well as increasing the positive nutrition our products deliver.
•We want to grow the proportion of our sales that come from objectively healthy products, and to drive impactful nutritional improvement.
•Our "Ingredient Selection Policy" outlines our approach to ingredient selection to ensure that all new frozen food products are free from flavor enhancers, artificial flavors and artificial colorants and that all new ice cream products are fee from artificial colorants. Our approach to ingredient selection ensures we meet consumer demand for more familiar ingredients.
3. Better Operations
•According to the United Nation’s Food and Agriculture Organization (FAO) the food system contributes a third of global greenhouse gas emissions and is vulnerable to the impacts of climate change. Consequently, as a large food company, we have a critical role in playing our part to reduce greenhouse gas emissions across our value chain.
•Our Environment Policy sets out our commitment to measure, manage and mitigate our environmental impact. Furthermore, in 2025 the Science Based Targets initiative (SBTi) validated our 2050 net-zero and renewed near-term (2033) greenhouse gas emissions reduction targets across our operations and supply chain. The new targets advance the goals the Company previously set in 2021.
•To assess progress against our targets we measure our corporate carbon footprint annually by calculating total Scope 1,2, and 3 emissions. Our footprint covers our own operations, all owned and third-party warehousing and inbound and outbound logistics of finished goods.
•In 2020 we joined the global fight against food waste initiative 10x20x30, which unites the world’s largest food retailers and providers to reduce food waste. For our legacy business (that which excludes the acquisition of Findus Switzerland and the Adriatic business) we have reduced edible food waste by over 30% since 2015.
•We consider the total packaging system when designing packaging, recognizing that it plays an important role in terms of food safety, convenience, as well as sustainability. Our Policy on Packaging outlines our commitment to reduce packaging volumes, use recyclable packaging materials and promote reuse and circularity. We aim to use sustainably managed virgin paper and FSC or PEFC certified suppliers for our packaging materials. Wherever possible, we incorporate recycled materials, however legislation in all our markets limits the use of recycled materials from mainstream mechanical recycling for food packaging.
•We continue to strive for safety excellence and our vision towards zero harm to our employees, contractors, and visitors. In 2025, we continued to build solid foundations in our proactive approach to safety risk mitigation. We can broadly split our activity into two areas, investment in risk reduction in our facilities and a continuation to embed our safety culture.
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
The Company is undertaking a business transformation program, which includes business process optimization work. The program aims to modernize the end-to-end processes to support current and future complex and evolving business needs. Among the many changes, the program will move the operating model for our existing business to a cloud-hosted solution, which better deploys new services to the business and end users, including application management, supporting a diverse workforce across multiple locations and languages, as well as deploying artificial intelligence assisted tools. Additionally, we utilize an outsourced service provider, maintaining best in class IT cost alongside improved capability to scale in line with business developments.
Details of the Company's approach to Cybersecurity can be found in Item 16K Cybersecurity.
Intellectual Property
As a brand-led business, intellectual property (“IP”) remains a core focus for the Company.
The Company now has over 1600 trademarks, over 45 registered designs and 23 registered and pending patents across the commercial territories of interest to us globally.
Our IP is managed centrally by our Legal team in close collaboration with a specialist team of trade mark & patent attorneys and IP solicitors in respect of trade mark, design and patent protection and enforcement of our IP rights around the world. In particular, there are specific strategies in place to maintain, protect and enforce our core central brands including Captain and Nomad Foods in the Company's commercial territories of interest. Likewise, we monitor, protect and enforce our rights in all brands including Birds Eye, iglo, Findus, Frikom, Ledo, Green Cuisine, Aunt Bessie's, Goodfella's, La Cocinera and Belviva, across the UK and Europe.
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
Food Safety Regulation
As a manufacturer of foods intended for human consumption, we are subject to extensive legislation and regulation both from the European Union, the EU Member States and European free trade association (EFTA) members, UK adopted legislation and other European countries in which we operate. For the European Union, the European Commission, Directorate-General for Health and Food Safety is responsible for EU policy on food safety and health and for monitoring the implementation of related laws. The European Food Safety Authority advises the European Commission, the European Parliament and the EU Member States on food safety matters. EU Member States must ensure adequate enforcement, control and supervision of principles set forth in numerous EU Directives and Regulations and may be allowed to maintain or establish more stringent measures in their own legislation. Other European countries may follow the EU Directives and Regulations as is the case currently in the UK through the adopted legislation process following Brexit, but it may be that there are additional regulations to comply with on a country by country basis. We expect the UK to start generating its own regulatory matters as time progresses, in which case we may be subject to additional regulatory requirements. These regulations govern the composition, manufacture, storage, handling, packaging, labeling, marketing and safety of our products. These regulations generally impose on food business operators an obligation to ensure that the operations under their control satisfy the relevant food law requirements and impose a mandatory traceability requirement along the food chain. The tracing information must be kept for a period of five years and upon request, must be made available to the relevant authorities.
In addition, we are subject to specific food hygiene legislation that establishes rules and procedures governing the hygiene of food products. This legislation sets forth specific rules governing the proper hygiene for food products of animal origin and sets forth microbiological criteria for food products. In addition, there are a number of other specific EU, adopted UK and local country requirements relating to specific matters such as contaminants, packaging materials and additives. The Brexit Trade Agreement has resulted in substantial delays at Border Control Points for all food businesses due to the new level of documentation and checking which accompany food shipments across the UK to the EU, albeit that these have now broadly dissipated as businesses have become accustomed to the required paperwork and diligence required to move goods. In October 2023, the UK and EU introduced the Windsor Framework which also layers on further restrictions in trade due to the requirement to label primary packaging with a “not for EU” label. This restricts which goods can move from the UK to the EU and will require us to run smaller volume production runs to continue supply into Europe.
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

•Annual external auditing of our production sites conducted by independent compliance companies applying the Brand Reputation Compliance Global Standard for Food Safety Issue 9, or its European equivalent the International Food Standard, both of which are aligned to the Global Food Safety Initiative driven by the Consumer Goods Forum;
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
In addition to general and nutrition requirements, pre-packaged food products must bear a declaration via a manufacturing or packaging lot reference, which is a harmonized system throughout the European Union. The lot reference allows consumers and businesses to trace the product in the event of a product withdrawal or recall. Similar structures are in place in the UK, EEA and Serbian markets.
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
To stay ahead, we continuously search for emerging technologies, monitor evolving regulations, and build plans aligned with future requirements. Our goal is to ensure packaging solutions meet safety standards, minimize resource use, and advance circularity.

Environmental Law
The European Commission, Directorate-General for the Environment is responsible for EU policy on the environment and for monitoring the implementation of related laws. The European Union has issued numerous directives relating to environmental protection, including those aimed at improving the quality of water, addressing air and noise pollution, assuring the safety of chemicals and setting standards for waste disposal and clean-up of contamination. European directives are given effect by specific regulations in Member States and applicable regulations have been implemented in each of the countries in which we conduct our manufacturing activities. In addition, there may also be further regulations implemented at a country level in other countries in which we operate. Accordingly, our facilities must obtain permits for certain operations and must comply with requirements relating to, among others, water supply and use, water discharges and air emissions, solid and hazardous waste storage, management and disposal of waste, clean-up of contamination and noise pollution. For all of our facilities we track compliance against permit and license conditions and we have reporting standards as well as an internal escalation process for significant environmental events. Environmental events are reported to the Executive team on a monthly basis and any environmental legal action is escalated through the Risk Committee.
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
Compliance with environmental laws and regulations is managed at the facility level. The majority of our manufacturing facilities have a detailed environmental management system which are externally audited on an annual basis for compliance with ISO 14001. In addition, we also track legislative changes at a corporate level to identify any impending changes of material interest. Legislation impacting multiple facilities would be tracked at the Risk Committee. In 2025, we have been formalizing our Environmental Compliance Strategy and have continued the build of our formal Nomad Environmental Management System (EMS).
In addition, under some environmental laws and regulations, we could be responsible for contamination we may have caused and investigating or remediating contamination at properties we own or occupy, even if the contamination was caused by a prior owner or other third party or was not due to our fault, and even if the activity which resulted in the contamination was legal at the time it occurred. We track all losses to the environment that may result in an onsite or offsite impact. Depending on severity of the incident the event may be escalated to the Risk Committee. In 2025 there were no loss events resulting in contamination of the environment.
Occupational Health and Safety
The safety and health of our employees is the number one priority for the business. In 2025, we set a number of challenging targets for lagging and leading safety metrics within our operations. Overall, in leading indicators we performed better than our targets. We succeed in reducing the number of injuries sustained within our supply chain and across the business.
In 2025 we completed our Company-wide safety expansion, bringing visibility of our safety program to all parts of the business. This has included:
•Integration of safety performance into the Regional Director governance process
•Identification of safety champions
•Assessment of legal compliance at our office locations
•Developing a standard for safety in non-manufacturing locations
We continue to develop our Group Safety Management system and are working towards certification to International Standards ISO45001 and ISO50001 at all our Manufacturing Facilities. We are continuing to build a centralized Nomad Safety Management System to ISO45001 standards and this year we have built internal standards for electrical safety, permit to work and agricultural.
We have a legal responsibility to protect the health and safety of our employees, customers and any other persons who may be affected by our operations and aim to meet the European Framework Directive on Safety and Health at Work (89/391 EEC). We continually strive to comply with the local and European legislation in all the countries we have a presence and we have a central risk register to monitor changing legislation across all of our operations.
We understand the value of education and engagement in sustaining a strong safety culture and we have harnessed opportunities to bring visibility to our workforce through published stories, webcasts, town hall events and centralized safety training.
In addition, we have a central safety and environmental software system. This system provides visibility and escalation of incidents and accidents across the business. Linked to this is the deployment of our investigation standard and root cause tools. Our software provides greater data and action closure transparency and includes functionality for all employees to raise unsafe conditions and unsafe behaviors.
Our Safety, Health and Environment internal audit program applicable to all of our manufacturing locations, assesses our safety, health and environmental risks. By the end of the year, six audits were complete consisting of two first time audits and 4 re-audits. Audit actions are tracked to closure to ensure we are addressing risks and improvement opportunities.
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

Human Capital management

1.Leadership Development and Talent Management
Recruiting, developing and engaging our workforce is critical to executing our strategy and achieving business success. The board oversees and is updated on the company’s leadership development and talent management strategies designed to recruit, attract, develop and retain business leaders who can drive financial and strategic growth objectives and build long-term shareholder value. The board has also reviewed succession plans for the Chief Executive Officer, Executive team and direct reports. Most recently, during 2025, our board reviewed the succession plans for our Chief Executive Officer and announced the appointment of Dominic Brisby as our Chief Executive Officer effective as of January 1, 2026.

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
3. Human Capital Management
The efficient production of high-quality products and successful execution of our strategy requires a talented, skilled and engaged team of employees. We aim to give our colleagues training to do their jobs, as well as opportunities to expand their skills and contributions over time. We are also committed to maintaining a safe and secure workplace for our employees and have recently set specific safety standards to identify and manage critical risks. We prohibit workplace discrimination, and we do not tolerate abusive conduct or harassment. We also believe that respect for human rights is fundamental to our purpose of Making mealtimes better with the goodness of frozen food and to our commitment to ethical business conduct. Our code of Business Conduct is set out in our ‘Code of Business Principles’ and is available on our website.
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

C.    Organizational Structure
We (Nomad Foods Limited) are a holding company with 50 subsidiaries, all of which are wholly-owned by us. Significant subsidiaries are listed within Note 14 “Subsidiaries” to our consolidated financial statements in Item 18.
D.    Property, Plant and Equipment
The following table sets forth information on the main manufacturing sites used by us in our business:

Facility	Products	Production (ktons)	Utilization %	Freehold/ Leasehold	Footprint
Belgrade, Serbia	Ice cream, Pastry Products, Vegetables, Fruits	35	40%	Freehold	Site: 116,500 m2 Buildings: 8,100 m2
Bremerhaven, Germany	Fish Products	86	86%	Leasehold	Site: 90,000 m2 Buildings: 30,000 m2
Cisterna, Italy	Vegetables, Free Flow Meals, Fish Fingers, Sofficini	66	74%	Freehold	Site: 269,560 m2 Buildings: 69,198 m2
Lowestoft, UK	Vegetables, Fish Products, Chicken, Potato, Beef Burgers	113	77%	Mixed	Site: 99,000 m2 Buildings: 45,000 m2
Naas, ROI	Frozen Pizza Products	36	72%	Freehold	Site: 35,288 m2 Buildings: 5,930 m2
Reken, Germany	Vegetables, Free Flow Meals, Ready Meals, Special Foods	83	58%	Freehold	Site: 118,000 m2 Buildings: 43,000 m2
Zagreb, Croatia	Ice cream, Pastry Products	18	27%	Freehold	Site: 23,129 m2 Buildings: 9,739 m2

For more information on property, plant and equipment see Note 12 “Property, plant and equipment”. We lease our principal executive offices located at Forge, 43 Church Street West, Woking, GU21 6HT, which is 30,339 square feet in size.
Item 4A.    Unresolved Staff Comments
None.
Item 5.     Operating and Financial Review and Prospects
The following is a discussion of the financial condition and results of operations for the years ended December 31, 2025 and 2024. Discussion regarding our financial condition and results of operations for the year ended December 31, 2024 as compared to the year ended December 31, 2023 is included in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 3, 2025 (the "2024 Form 20-F").
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

Overview
Nomad operates in the European frozen food market, selling its products primarily to large grocery retailers either directly or through distribution arrangements primarily in the UK, Italy, Germany, France, Serbia and Croatia.
These countries represent our top six markets and collectively represented approximately 75% of the total European Savory frozen food markets (in terms of retail sales value) and generated 69% of our revenue in 2025. We also sell our products across western, southern and south-eastern Europe. The brands under which we sell our products are “Birds Eye”, "Aunt Bessie's" and "Goodfella's" in the UK and Ireland, “Findus” in Italy, France, Spain, Sweden, Switzerland and Norway, “iglo” in Germany and other continental markets, "Ledo" in south-eastern Europe and "Frikom" in Serbia and North Macedonia.
We currently operate seventeen manufacturing plants, three in Croatia, two in Germany, two in Norway, two in Ireland, two in the UK and one each in Sweden, Spain, Italy, France, Serbia and Switzerland.
Financings and Acquisitions
Financings
On November 6, 2023, the Company's Board of Directors authorized a share repurchase program to purchase up to an aggregate of $500 million of the Company’s ordinary shares. Acquisitions pursuant to the share repurchase program may be made from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions, at the Company's discretion, as permitted by securities laws and other legal requirements. This new program replaces the previous authorization which was established in August 2021 and finished at the end of 2023. The new program will expire at the end of 2026. During 2024, 7,415,614 ordinary shares had been repurchased and canceled in open market transactions at an average price of $17.50 under this authorization. The aggregate gross costs were $129.9 million (€119.6 million) and directly attributable transaction costs of €0.1 million were incurred. During 2025, 14,038,161 ordinary shares had been repurchased and canceled in open market transactions at an average price of $15.64 under this authorization. The aggregate gross costs were $219.0 million (€194.7 million), which includes directly attributable transaction costs of €0.3 million. As at December 31, 2025, there remained $151.6 million of repurchase authority under the current share repurchase program.
On February 2, 2024, the Company closed on the repricing of its EUR Term Loan B, which at the time had principal outstanding of €130 million, due 2029. Following the closing, the margin on the Term Loan was reduced by 0.75% to EURIBOR plus 2.75%.
On May 7, 2024, the Company closed on the repricing of its USD Term Loan B, which at the time had principal outstanding of $693 million, due 2029. Following the closing, the margin on the Term Loan was reduced by 0.5% to SOFR plus 2.5%.
On November 10, 2025, the Company completed a refinancing of its syndicated loans. The USD Term Loan B with principal outstanding of $679.1 million due 2029, was repaid and replaced by a new USD Term Loan of $620.0 million due 2032, bearing interest at SOFR plus 2.5%. The EUR Term Loan facilities of €553.0 million due 2028 and €130.0 million, due 2029 and bearing interest at EURIBOR plus 2.5% and 2.75% respectively, were repaid and replaced by a new EUR Term Loan of €880.0 million bearing interest at EURIBOR plus 2.5%, due 2032.

The Company has a revolving credit facility of €175.0 million (the "Revolving Credit Facility") which is due 2032, although this date will be shortened to December 2027 if the Senior Secured Notes are not extended at least six months before their due date in June 2028. The Revolving Credit Facility attracts a margin of 2.25% per annum, that may be adjusted subject to a leverage ratchet. The Revolving Credit Facility may be utilized to support working capital requirements, including letters of credit and bank guarantees.
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
The statement of income data for the Fiscal 2025 Year and Fiscal 2024 Year have been derived from our audited consolidated financial statements included elsewhere in this annual report.
Overview of Results

	Year ended December 31, 2025	Year ended December 31, 2024
	€m	€m
Statement of Income data:
Revenue	3,032.5	3,099.8
Cost of sales	(2,209.5)	(2,182.0)
Gross profit	823.0	917.8
Other operating expenses	(419.2)	(461.3)
Exceptional items	(78.4)	(69.5)
Operating profit	325.4	387.0
Finance income	16.2	30.1
Finance costs	(196.3)	(139.2)
Net finance costs	(180.1)	(109.1)
Profit before tax	145.3	277.9
Taxation	(8.6)	(50.8)
Profit for the year	136.7	227.1
The table below presents certain additional key performance indicators:

	Year ended December 31, 2025	Year ended December 31, 2024
(€ in millions, except percentages)	€m	€m
Adjusted Gross Margin(1)	27.5%	29.6%
Adjusted EBITDA(2)	522.7	565.1
Adjusted EBITDA Margin(3)	17.2%	18.2%

(1)Adjusted Gross Margin. Represents Adjusted Gross Profit as a percentage of revenue for the relevant period. Adjusted Gross Profit and Adjusted Gross Margin exclude accelerated depreciation associated with restructuring programs. Adjusted Gross Profit and Adjusted Gross Margin are non-IFRS financial measures and you should exercise caution in comparing our Adjusted Gross Profit and Adjusted Gross Margin with similarly titled measures of other companies, as the definition may not be comparable.
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
The following table reconciles revenue to Adjusted Gross Profit and Adjusted Gross Margin for the periods presented:

	Year ended December 31, 2025	Year ended December 31, 2024
	€m	€m
Revenue	3,032.5	3,099.8
Cost of sales	(2,209.5)	(2,182.0)
Gross Profit	823.0	917.8
Gross Margin (1)	27.1%	29.6%
Cost of sales adjustments (2)	9.9	—
Adjusted Gross Profit	832.9	917.8
Adjusted Gross Margin (3)	27.5%	29.6%
(1)Gross margin represents gross profit as a percentage of revenue for the relevant period.
(2)Cost of sales adjustments relate to incremental depreciation related to assets impacted by the planned closure of a factory in Sweden as part of the Company’s multi-year supply chain network optimization program.
(3)Adjusted Gross Margin represents Adjusted Gross Profit as a percentage of revenue for the relevant period.
The following table reconciles profit for the year to Adjusted EBITDA for the relevant period as follows:

	Year ended December 31, 2025	Year ended December 31, 2024
	€m	€m
Profit for the year	136.7	227.1
Taxation	8.6	50.8
Net financing costs	180.1	109.1
Depreciation and amortization	109.4	96.9
Exceptional items (1)	78.4	69.5
Other add-backs (2)	9.5	11.7
Adjusted EBITDA	522.7	565.1

(1)Elimination of exceptional items which management believes do not have a continuing impact. Details of what has been identified as exceptional is included in the Results of Operations for each reporting period as set out in this item and in Item 5 of the 2024 Form 20-F.
(2)Represents the elimination of share-based payment charges and related employer payroll expense of €8.4 million (2024: €10.4 million) and elimination of non-operating M&A related costs of €1.1 million (2024: €1.3 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
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

Currency
Our consolidated financial statements have been presented in Euro, which is our functional and presentational currency. Unless specifically stated otherwise herein, transactions in foreign currencies have been translated at the foreign exchange rate at the date of the relevant transaction.
Changes in foreign currency rates have a translation impact on our reported operating results.
A significant portion of our operations have functional currencies other than Euro (including Pound Sterling, Norwegian Krone, Swedish Krona, Serbian Dinar and Swiss Franc amongst others). In preparing our financial statements, translations in currencies other than our functional currency are recognized at the rates of exchange prevailing at the dates of transaction. Accordingly, our results for each of the periods presented below have been impacted by fluctuations in foreign exchange rates. Where material, the impact of translation of currency on results has been provided. For a discussion on strategies to mitigate the effect of these fluctuations see Note 29 "Financial risk management".
Results of Operations for the Year Ended December 31, 2025 and the Year Ended December 31, 2024

	Year ended December 31, 2025	Year ended December 31, 2024
Statement of Income data:	€m	€m
Revenue	3,032.5	3,099.8
Cost of sales	(2,209.5)	(2,182.0)
Gross profit	823.0	917.8
Other operating expenses	(419.2)	(461.3)
Exceptional items	(78.4)	(69.5)
Operating profit	325.4	387.0
Finance income	16.2	30.1
Finance costs	(196.3)	(139.2)
Net finance costs	(180.1)	(109.1)
Profit before tax	145.3	277.9
Taxation	(8.6)	(50.8)
Profit for the year	136.7	227.1

Revenue for the year ended December 31, 2025 was €3,032.5 million (year ended December 31, 2024: €3,099.8 million). The 2.2% decrease in revenue was driven by a decrease in organic revenue of 1.9%, a measure which excludes the impact of translational foreign exchange compared to the year ended December 31, 2024.
Gross profit, defined as revenue offset by cost of sales, decreased €94.8 million to €823.0 million for the year ended December 31, 2025 from €917.8 million for the year ended December 31, 2024. The decrease in gross profit was driven by the decrease in revenue and gross margin. Gross Margin, defined as gross profit as a percentage of revenue, decreased by 250 basis points to 27.1% from 29.6% in the year ended December 31, 2024 primarily due to:
•A 50 basis points decrease from pricing, promotional investments and product mix.
•A 350 basis points decrease due to supply chain inflation.
•A 190 basis points increase due to supply chain productivity.
•A 40 basis points decrease due to incremental depreciation related to assets impacted by the planned closure of a factory in Sweden as part of the Company’s multi-year supply chain network optimization program.

Other operating expenses decreased to €419.2 million for the year ended December 31, 2025 (year ended December 31, 2024: €461.3 million). The decrease of €42.1 million was driven primarily by a contraction in overhead costs linked to the Company's employee incentive program and a single-digit decrease in Advertising and Promotion expense.
Exceptional items of €78.4 million were incurred in the year ended December 31, 2025 (year ended December 31, 2024: €69.5 million). The majority of these expenses relate to the multi-year, enterprise-wide transformation and optimization program that began in 2020 of €53.2 million, which includes a non-cash expense of €9.5 million for the derecognition of capitalized ERP development costs (year ended December 31, 2024: €68.0 million). In 2025, a further €21.9 million was expensed for an enterprise-wide restructuring program relating to non-factory operations, and €3.1 million was expensed from the initiation of a supply chain network optimization program. The balance relates to a net expense from the settlement of legacy matters of €0.2 million (year ended December 31, 2024: €1.5 million).
Net finance costs of €180.1 million in the year ended December 31, 2025 (year ended December 31, 2024: €109.1 million) include €109.0 million of interest payable on long term borrowings, lease liabilities and other cash pay interest expenses net of hedges (year ended December 31, 2024: €106.5 million), a financing loss recognized from debt transactions of €75.9 million (which comprises a charge of €48.9 million from the write-off of deferred transaction costs and unrealized gains from previous repricing transactions, €20.1 million of transaction costs, a €5.6 million non-cash loss on settlement, as well as a charge of €1.3 million relating to the recognition of deferred losses on cross currency interest rate swaps where the hedged cash flows are no longer expected to occur) (year ended December 31, 2024: net financing gain of €14.4 million), €6.1 million of amortization of capitalized debt discounts and borrowing costs (year ended December 31, 2024: €7.0 million) and €5.3 million of other interest and finance costs (year ended December 31, 2024: €4.7 million). This is offset by finance income of €6.2 million (year ended December 31, 2024: €10.0 million) and a gain of €10.0 million resulting from the translation of foreign currency-denominated financial assets and liabilities into Euros (year ended December 31, 2024: loss of €20.6 million). In the year ended December 31, 2024, a further gain of €5.7 million was recognized from the reversal of impairment on short-term investments.
There was a tax charge in the year ended December 31, 2025 of €8.6 million based on the underlying taxable profits. A taxation charge of €50.8 million was recognized in the year ended December 31, 2024. This difference is principally caused by the recognition of unrecognized deferred tax assets as well as a reduction in uncertain tax provisions, primarily driven by the release of provisions owing to the passage of time.
As noted in Item 3D. Risk Factors, the future performance of the business is affected by a range of governmental economic, fiscal, monetary and political factors. In particular, the ongoing conflict between the Ukraine and Russia, which could have a material impact on the future results of the business.
B.    Liquidity and Capital Resources
Overview
We believe that cash flow from operating activities, available cash and cash equivalents and our access to our revolving credit facilities will be sufficient to fund our liquidity and other requirements for at least the next 12 months. At December 31, 2025, we had €500.9 million of total liquidity, comprising €324.8 million in cash and €176.1 million of available borrowings under our revolving credit facilities. We also continue to expect to be able to raise capital through equity and debt offerings to support the strategic aims of the Company when it is advisable to do so and market conditions allow. In addition, we may enter into working capital related facilities including receivables financing, reverse factoring and supply chain financing to support the requirements of the business. Our principal liquidity requirements are for working capital and general corporate purposes, including capital expenditures, debt service, dividends and share repurchases, as well as to identify and effect strategic acquisitions.
As a holding company, we depend on our receipt of cash dividends from our operating subsidiaries. For more information, see Item 3D: Key Information - Risk Factors - We are a holding company whose principal source of operating cash is the income received from our subsidiaries.

Restricted Cash
We had cash and cash equivalents of €324.8 million at December 31, 2025, of which €0.8 million was restricted. This compares with cash and cash equivalents of €403.3 million at December 31, 2024 of which €0.3 million was restricted. Cash may be restricted for reasons including, but not limited to collateral as support for issuance of guarantees.
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
The following table summarizes net cash flows with respect to our operating, investing and financing activities for the periods indicated:

	Year ended December 31, 2025	Year ended December 31, 2024
	€m	€m
Net cash flows generated from operating activities	330.7	435.4
Net cash used in investing activities	(74.6)	(64.4)
Net cash used in financing activities	(332.1)	(366.4)
Net (decrease)/increase in cash and cash equivalents	(76.0)	4.6
Cash and cash equivalents at end of the period	324.8	403.3

Net Cash from Operating Activities
Net cash from operating activities was €330.7 million for the year ended December 31, 2025, compared to €435.4 million for the year ended December 31, 2024. The €104.7 million decrease was mainly due to lower profit and higher tax paid, as well as an outflow in working capital. Tax paid for the year ended December 31, 2025, was €78.1 million compared to tax paid of €49.1 million for the year ended December 31, 2024. The net cash outflow from changes in working capital was €47.5 million in the year ended December 31, 2025, compared to €11.6 million in the year ended December 31, 2024.
Net Cash Used in Investing Activities
Net cash used in investing activities was €74.6 million for the year ended December 31, 2025, compared to €64.4 million for the year ended December 31, 2024. Payments for property, plant and equipment and intangible assets of €78.5 million were offset by interest received of €3.9 million in the year ended December 31, 2025, compared to payments for property, plant and equipment and intangible assets of €80.3 million, offset by interest received of €10.2 million and redemption of investments of €5.7 million in the year ended December 31, 2024.
Net Cash Used in Financing Activities
Net cash used in financing activities was €332.1 million for the year ended December 31, 2025, compared to €366.4 million for the year ended December 31, 2024. The net cash outflow in the year ended December 31, 2025 includes interest paid of €111.9 million, lease payments of €34.2 million, dividend payments of €91.3 million and payments of €195.6 million for the repurchase of ordinary shares, which were offset in part from the net receipt of €107.8 million from refinancing activities (which includes cash outflows on the settlement of derivatives). The net cash outflow in the year ended December 31, 2024 included interest paid of €112.2 million, lease payments of €31.3 million, dividend payments of €89.2 million and payments of €118.7 million for the repurchase of ordinary shares.

Capital Expenditures
Our capital expenditures as of December 31, 2025 consisted, and in 2026 we expect to consist, primarily of expenditures for factory capacity expansion and maintenance, cost savings projects, information systems, innovation, regulatory compliance and other items. Capital expenditure remained at heightened levels in 2025 due to the ongoing execution of our multi-year business transformation program which included the implementation of new systems.
Capital commitments as of December 31, 2025 are not considered to be significant and are presented within Note 31 “Capital commitments” to our consolidated financial statements in Item 18. The anticipated source of such funds for such capital expenditures are cash flow from operating activities, available cash and cash equivalents and our revolving credit facilities.
The following table sets forth our capital expenditures for the periods indicated, including as a percentage of revenue:

	Year ended December 31, 2025	Year ended December 31, 2024
	€m	€m
Capital expenditures	78.5	80.3
Capital expenditure as a % of revenue	2.6%	2.6%

Funding and treasury policies

We use centralized financial management to oversee access to financial markets, monitor and manage financial risks, and control liquid assets. This process is conducted according to a policy that applies to all group entities. All financial risk management strategies employed are for the purposes of risk mitigation and not for speculation.
The primary objective of our capital structure management is to maintain a strong financial profile for investor, creditor and customer confidence, and to support the growth of our business. We believe that our liquid assets, together with undrawn credit facilities and projections for future cash flows from operations, are sufficient to support our strategy. Access to external financing markets will be considered if funds are required other than from free cash flow to support the viability and growth of the business (e.g. supporting acquisitions).
Debt
Senior Facilities Agreement

We maintain a syndicated senior facilities agreement with certain finance parties and lenders, originally dated July 3, 2014, as subsequently amended and restated most recently on October 30, 2025 (the “Senior Facilities Agreement”). Citibank Europe Plc, UK Branch, is acting as agent and Kroll Trustee Services Limited is acting as security agent.

The Senior Facilities Agreement governs our term loan facilities and our €175 million revolving credit facility.

Term Loan Facilities

U.S. Dollar Denominated Term Loan Facility

The U.S. Dollar (USD) denominated term loan facility as at December 31, 2025 consists of term loans in an aggregate principal amount of $620.0 million. The USD denominated term loans bear interest at a rate per annum equal to term SOFR (subject to a 0.5% floor) plus 2.5%.

The USD denominated term loan facility is fully drawn and matures on November 10, 2032.

Euro Denominated Term Loan Facilities

The Euro (EUR) denominated term loan facilities as at December 31, 2025 consists of term loans in an aggregate principal amount of €880.0 million which bears interest at a rate per annum equal to EURIBOR (subject to a zero floor) plus 2.5%.

The EUR denominated term loan facility is fully drawn and matures on November 10, 2032.

Revolving Credit Facilities

The Senior Facilities Agreement provides for a €175.0 million revolving credit facility, of which up to €50.0 million can be used for the issuance of letters of credit and other ancillary facilities. The revolving credit facility, which is due May 2032, although this date will be shortened to December 2027 if the Senior Secured Notes are not extended at least six months before their due date in due June 2028, bears interest at a rate per annum equal to the underlying reference rate, plus the applicable margin of 2.25% per annum, payable at the end of each interest period. The Revolving Credit Facility also includes a margin ratchet linked to the future leverage of the Company and achievement of linked ESG target KPI's. In addition to the Revolving Credit Facility, the Company also has an aggregate of €4.0 million available through other revolving credit facilities. As of December 31, 2025, there was no cash drawn from the revolving facilities, with €2.8 million outstanding by way of issued letters of credit and bank guarantees.

Indebtedness at December 31, 2025

As of December 31, 2025, we had approximately €2,208.1 million (December 31, 2024: €2,116.0 million) of indebtedness outstanding under our term loan facilities and no amounts outstanding under our revolving credit facilities, other than €2.8 million (December 31, 2024: €1.8 million) in relation to stand-by letters of credit and bank guarantees.

Terms of the Senior Facilities Agreement

The Senior Facilities Agreement contains certain customary operating covenants (certain of which will cease to be applicable if the term facilities reach investment grade status) and other customary provisions relating to events of default, including non-payment of principal, interest or fees, misrepresentations, breach of covenants, creditor process, cross default to other indebtedness of the borrowers and its subsidiaries. If, in respect of any Relevant Period, the aggregate amount of: (i) all Revolving Facility Loans; (ii) drawn Letters of Credit; and (iii) Ancillary Outstanding’s (but excluding Ancillary Outstanding’s by way of undrawn letters of credit and undrawn bank guarantees under the relevant Ancillary Facility) calculated as at the last day of each such Relevant Period, is equal to or exceeds 40% of the Total Revolving Facility Commitments as at such date, Consolidated Leverage Ratio in respect of that Relevant Period shall not exceed 7.25:1. (Each of the foregoing terms is defined in the Senior Facilities Agreement). As of December 31, 2025, we were in compliance with all financial and other covenants contained in our Senior Facilities Agreement.

The USD denominated term loans include the requirement to repay 1% of original issued notional, as of the most recent refinancing date, per annum from and including October 10, 2026.

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

In order to mitigate interest rate risk, the Company has entered into a number of interest rate swaps. In exchange for receiving cash flows matching all of the payments of interest due for the first €130.0 million of Senior EUR debt, the Company pays fixed amounts of interest on notional amounts of EUR. These swaps have been designated as a cash flow hedge.

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

The Fixed Rate Senior Secured Notes are currently admitted to the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF Market. As of December 31, 2025, we had €800.0 million of Fixed Rate Senior Secured Notes outstanding.

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
For accounting purposes, as of December 31, 2025 (based on the assumptions used), the deficit for the net employee benefit obligations equaled €138.4 million (December 31, 2024: €152.1 million).
For the year ended December 31, 2025 pension costs related to defined benefit, defined contribution and long-term benefit plans equated to €22.1 million (2024: €22.2 million; 2023: €22.1 million). This includes all costs related to the pension schemes and other long-term benefits plans as well as associated interest costs.
For additional information, see Note 20 “Employee benefits” to our consolidated financial statements in Item 18.
A description of our principal accounting policies, critical accounting estimates and judgments is set out in Note 3 and Note 4 to our audited consolidated statements which appear elsewhere in this annual report.

Other cash commitments
We are contractually obliged to short and long term commitments regarding raw material expenditures as well as for purchases of finished or semi-finished products. Agreements with co-packers that require significant investment from the counterparty are generally negotiated to cover several years of our operational needs. Furthermore, a high proportion of Advertising and promotional expenditure is negotiated and committed to through annual contracts. We also have long term service contracts which we have committed to make but which are not yet payable. These include those for the provision of logistical operations as well as software and IT support which typically cover a number of years. All of these purchase commitments represent a modest proportion of our annual expenditure. As of December 31, 2025 these commitments total €360.1 million.
Furthermore, a number of our tangible fixed assets are leased under short and long term contracts for which a maturity profile is presented within Note 29 “Financial Risk Management” to our consolidated financial statements in Item 18.
C.    Research and development, patents and licenses, etc.
Growing our core through our Must Win Battle strategy is our focus across fish, vegetables, chicken and local product portfolio, such as pizza. Innovation is key to this, and we have a strong pipeline of activities. Innovation is also a key driver of growth for our businesses, which including the development of meat alternatives for our Green Cuisine range. Our focus is to create competitive advantage through delivery of innovations that address consumer needs and are enabled by science and technology. To achieve this, we have embedded innovation in our strategy and seek to ensure that technologies are fully protected to maintain differentiation.

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

E.    Critical Accounting Estimates and Judgments
The consolidated financial statements of Nomad and its subsidiaries have been prepared in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board. Information relating to key judgments and significant accounting estimates are described in Note 4 to the Financial Statements.

Item 6.    Directors, Senior Management and Employees
A.    Executive Officers and Directors
The following table lists each of our executive officers and directors and their respective ages and positions as of February 19, 2026.

Name	Director since	Age	Position
Sir Martin E. Franklin	April 4, 2014	60	Co-Chairman
Noam Gottesman	April 4, 2014	63	Co-Chairman
Ian G.H. Ashken	June 16, 2016	64	Director
Ruben Baldew	August 5, 2024	48	Chief Financial Officer and Director
Dominic Brisby	November 3, 2025	47	Chief Executive Officer and Director
Stéfan Descheemaeker	June 1, 2015	64	Director
Carey Dorman	August 6, 2025	37	Director
James E. Lillie	May 28, 2015	63	Director
Stuart M. MacFarlane	May 8, 2019	57	Director
Victoria Parry	February 16, 2016	60	Director
Amit Pilowsky	May 9, 2022	49	Director
Melanie Stack	May 4, 2021	63	Director

Set forth below is a brief biography of each of our executive officers and directors.

Sir Martin Ellis Franklin, KGCN, our co-founder and co-Chairman is the founder and CEO of Mariposa Capital, LLC, a Miami-based family office focused on long-term value creation across various industries, and Chairman and controlling shareholder of Sweet Oak, a diversified platform for consumable products, including Royal Oak Enterprises, LLC and Whole Earth Brands, Inc. Sir Martin is also the co-founder and Co-Chairman of Nomad Foods Limited, the Founder and Executive Chairman of Element Solutions Inc, co-Chairman of APi Group Corporation and co-Chairman of TIC Solutions, Inc. Sir Martin was the co-founder and Chairman of Jarden Corporation (“Jarden”) from 2001 until April 2016 when Jarden merged with Newell Brands Inc (“Newell”) serving also as its CEO from 2001 to 2011 and its Executive Chairman from 2011-2016. Prior to founding Jarden in 2001, Sir Martin served as the Chairman and/or Chief Executive Officer of three public companies: Benson Eyecare Corporation, Lumen Technologies, Inc., and Bollé Inc. between 1992 and 2000.

Noam Gottesman, our co-founder and co-Chairman, is the Founder and Managing Partner of TOMS Capital LLC, which he founded in 2012. Mr. Gottesman is also a Founder and non-executive director of Mayflower Acquisition Limited, a UK-listed acquisition vehicle, since December 2025. Mr. Gottesman served until September 2023 as a non-executive director of Radius Global Infrastructure Inc. (previously known as Digital Landscape Group, Inc. and prior to that known as Landscape Acquisition Holdings Limited), a global aggregator of real property interests underlying wireless telecommunications cell sites. Mr. Gottesman was the co-founder of GLG Partners Inc. and its predecessor entities where he served in various chief executive capacities until January 2012. Mr. Gottesman served as GLG’s chief executive officer from September 2000 until September 2005, and then as its co-chief executive officer from September 2005 until January 2012. Mr. Gottesman was also chairman of the board of GLG following its merger with Freedom Acquisition Holdings Inc. and prior to its acquisition by Man Group plc. Mr. Gottesman co-founded GLG as a division of Lehman Brothers International (Europe) in 1995 where he was a Managing Director. Prior to 1995, Mr. Gottesman was an executive director of Goldman Sachs International, where he managed global equity portfolios in the private client group.
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
Dominic Brisby was appointed as the Chief Executive Officer of the Company on January 1, 2026. Prior to serving as Chief Executive Officer, Mr. Brisby was Executive President from November 3, 2025 until he assumed the position of Chief Executive Officer. Prior to joining Nomad Foods, Mr. Brisby served as President of North America and Europe at Flora Food Group, a global plant-based food company from January 2024 until November 2025 and as Flora Food Group’s President of Europe from December 2021 to January 2024. Prior to joining Flora Food Group, Mr. Brisby held various positions of increasing seniority over a 22-year career at Imperial Brands PLC from 2009 until 2021. During his time at Imperial Brands, Mr. Brisby held several country level leadership positions through Eastern and Western Europe before assuming the role of President, Europe, Africa and Australasia in 2014. In November 2017, Mr. Brisby served as the President, USA, Europe and Asia of Imperial Brands PLC and, from October 2018 to November 2021 he served as President, Americas, Africa, Asia and Australasia. In addition, in 2020 Mr. Brisby served as interim co-CEO. Mr. Brisby has over 25 years of consumer products experience and holds a degree in Philosophy, Politics and Economics from the University of Oxford.
Stéfan Descheemaeker served as Chief Executive Officer of the Company from June 1, 2015 to January 1, 2026. He was previously at Delhaize Group SA, the international food retailer, where he was Chief Financial Officer between 2008 and 2011 before becoming Chief Executive Officer of its European division until October 2013. Since leaving Delhaize Group SA, Mr. Descheemaeker held board positions with Telenet Group Holdings N.V. and Group Psychologies, served as an industry advisor to Bain Capital and is currently a professor at the Université Libre de Bruxelles. Between 1996 and 2008, Mr. Descheemaeker was at Interbrew (now Anheuser-Busch InBev "ABInBev") where he was Head of Strategy & External Growth responsible for managing M&A and strategy, during the time of the merger of Interbrew and AmBev in 2004, and prior to that he held operational management roles as Zone President in the U.S., Central and Eastern Europe, and Western Europe. Mr. Descheemaeker started his career with Cobepa, at that time the Benelux investment company of BNP-Paribas. Mr. Descheemaeker served as a Director on the Board of ABInBev, a position he has held from 2008 to 2019. Since June 2019, SDS Invest S.A represented by Mr. Descheemaeker has served as Chairman of the Board of Verlinvest.
Carey Dorman is President of Enterprise Operations and Chief Financial Officer of Element Solutions Inc, a leading global specialty chemicals company. His responsibilities include oversight for finance, information technology, human resources and other administrative functions at the company. Prior to being promoted to this role in 2019, Mr. Dorman served as Corporate Treasurer and VP, Investor Relations of Element Solutions from 2018 to 2019 after having served as Director and then Senior Director, Corporate Development from 2015 to 2018. In his prior roles, Mr. Dorman’s responsibilities included capital markets, corporate development, financial planning, investor relations and merger integration. Prior to joining Element Solutions in 2015, Mr. Dorman worked for Taconic Capital Advisors, a global institutional investment firm, and for Goldman Sachs & Co. Mr. Dorman holds Bachelor’s degrees in Engineering and in Economics from Brown University.

James E. Lillie has served as co-Chairman of APi Group Corporation since 2019, and served as its director from 2017 and of TIC Solutions, Inc. since 2024. Previously, he served as Jarden’s Chief Executive Officer from June 2011 until the consummation of Jarden’s business combination with Newell in 2016. From 2003 to 2011 he served as Jarden’s Chief Operating Officer and President (from 2004). From 2000 to 2003, Mr. Lillie served as Executive Vice President of Operations at Moore Corporation, Limited. From 1999 to 2000, he served as Executive Vice President of Operations at Walter Industries, Inc., a Kohlberg, Kravis, Roberts & Company (KKR) portfolio company. From 1990 to 1999, Mr. Lillie held a succession of senior level management positions across a variety of disciplines including human resources, manufacturing, finance and operations at World Color, Inc., another KKR portfolio company. During the last five years, Mr. Lillie also previously served as a director of Tiffany & Co.

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

Victoria Parry was Global Head of Product Legal for Man Group plc until April 2013 and now acts as an independent non-executive director in the financial services sector. Mrs. Parry is an independent non-executive director to entities including funds affiliated with Guardian Capital Group Limited, Pacific Capital UCITS Fund plc and Dimensional Holdings, Inc. Prior to the merger of Man Group plc with GLG Partners, Inc. in 2010, she was Senior Legal Counsel for GLG Partners LP. Mrs. Parry joined Lehman Brothers International (Europe) in April 1996 where she was Legal Counsel with responsibility for inter alia the activities of the GLG Partners division and left Lehman Brothers in September 2000 upon the establishment of GLG Partners LP. Prior to joining Lehman Brothers in 1996 Mrs. Parry practiced as a solicitor with a leading London based firm of solicitors. Mrs. Parry graduated from University College Cardiff, with a LLB (Hons) in 1986. Mrs. Parry is a non-practicing solicitor and a member of the Law Society of England and Wales. Mrs. Parry is a director of a number of other private companies.

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

Melanie Stack has served on the board of directors of a number of businesses, including Admiral Acquisition Ltd (n/k/a Acuren Corporation) from May 2023 - July 2024, as Board Chair of MPowder, a provider of menopausal nutritional supplements, since February 2023 and community-based healthcare provider, Bromley Healthcare (November 2012 to May 2014). She is also an executive Director of the Brixton Distillery. Between November 2018 and December 2021, Ms. Stack served as President and Chief Executive Officer of Ideal Protein, a provider of weight loss services and manufacturer/ supplier of protein-based foods and supplements to medical centers across North America. Prior to joining Ideal Protein, Ms. Stack served as President EMEA of Newell Home Fragrance Division (formerly Jarden, May 2014 to September 2018). She both led the UK and international businesses as President International of Weight Watchers International, a leading provider of weight management services, in-meeting & licensed foods, from December 2003 to May 2013, prior to which she held various roles at Mattel and Hasbro UK managing global toy brands. Ms. Stack is a business graduate of Manchester Metropolitan University.
B.    Compensation of Executive Officers and Directors
This section sets forth for the year ended December 31, 2025: (i) the aggregate compensation and benefits provided to our executive officers, (ii) a brief description of the bonus programs in which our executive officers participated, and (iii) the total amounts set aside for pension, retirement and similar benefits for our executive officers. This section also describes the Nomad Foods Limited 2025 Equity Incentive Plan (the “EIP”) with an effective date of June 15, 2025, including a summary of the material terms of the EIP, a description of current executive employment agreements and equity awards granted thereunder, and a description of our director compensation program.
Executive Compensation
Executive Officer Compensation and Benefits for the year ended December 31, 2025
For the year ended December 31, 2025, Nomad’s executive officers received total compensation, including base salary, cash and equity bonus, termination benefits and certain perquisites, equal to €10.0 million in aggregate.
Pension, Retirement and Similar Benefits
Our executive officers who participate in our defined contribution pension plans do so on generally the same terms as our other employees. The aggregate amount of the employer contributions to this plan for our executive officers during the year ended December 31, 2025 was less than €0.1 million.

Employment Agreements
Chief Executive Officer. Dominic Brisby was appointed as the Chief Executive Officer of the Company effective on January 1, 2026. Under the agreement dated November 3, 2025, Mr. Brisby will receive an annual salary of £800,000 that will be reviewed, but not necessarily increased, on an annual basis from April 2027. Mr. Brisby is entitled to receive the following benefits under the terms of his agreement:
(a) eligibility for performance-related annual discretionary cash bonus (up to 100% of salary with an opportunity to increase this to 200% depending on business performance), subject to the achievement of financial and other performance targets as the Company may decide;
(b) an annual award of 300,000 restricted share units under the 2025 Equity Incentive Plan (the "EIP") (subject to vesting and performance provisions); and
(c) an annual car allowance of £14,400, death in service benefit (three times salary), income protection and family medical insurance.
(d) an annual contribution of 10% of his salary paid either to a pension plan or to Mr. Brisby directly (as he so directs);
Additionally, on November 3, 2025, Mr. Brisby was granted 150,000 restricted share units which vest on November 3, 2026 without performance conditions as a joining incentive under the EIP, subject to terms and conditions set forth in a share grant award agreement.
Mr. Brisby is subject to confidentiality provisions and to non-competition and non-solicitation restrictive covenants for a period of between six and 12 months after the termination of his employment, subject to an off-set for paid leave. We may terminate Mr. Brisby’s employment at any time by serving a notice stating that we will pay to Mr. Brisby within 14 days a sum equal to the basic salary (as at the date of the employment agreement), less certain deductions for income tax and national insurance. We may also terminate Mr. Brisby’s employment agreement without any payment of compensation, damages, payment in lieu of notice or otherwise under certain circumstances, including, among other things, gross misconduct, material breach of the terms of such agreement or charge or conviction of a criminal offence.
Former Chief Executive Officer. On January 1, 2026, Stéfan Descheemaeker stepped down from his role as Chief Executive Officer, remaining on the Board as a non-Executive Director. Pursuant to Mr. Descheemaeker's Service Agreement dated May 1, 2020, he was entitled to:
(a)payment of salary and benefits up to the agreed separation date, including bonus for 2025;
(b) a severance payment of £953,459; and;
(c) retain previously issued grants under the Company's Long Term Incentive Plan (the "LTIP") of 300,000, 300,000, and 300,000 ordinary shares vesting in 2026, 2027 and 2028, respectively.
For the fiscal year ended December 31, 2025, we paid to Mr. Descheemaeker (excluding payments pursuant to the severance agreement described above): (i) £850,536, which represents his base salary, (ii) £14,400, which represents his annual car allowance, and (iii) £135,198 for pension, other contributions and the estimated value of benefits provided for healthcare, income protection and medical benefits.
Chief Financial Officer. Ruben Baldew was appointed as the Chief Financial Officer of the Company May 24, 2024. Under the agreement, Mr. Baldew receives an annual salary of £488,771 that will be reviewed, but not necessarily increased, on an annual basis. Mr. Baldew is entitled to receive the following benefits under the terms of his agreement:
(a) an annual contribution of 10% of his base salary, paid either to a pension plan or to Mr. Baldew directly (as he so directs);
(b) eligibility for performance-related discretionary cash bonuses (up to 100% of salary with an opportunity to increase this to 200% depending on business performance), subject to the achievement of financial and other performance targets as the Company may decide;

(c) the Company will annually advise Mr. Baldew of the award that he will be granted under the Company's EIP in January or February each year (subject to the EIP and vesting and performance provisions); and
(d) an annual car allowance of £13,200, death in service benefit (three times salary), group income protection (offering 75% of base salary less £5,000) and family medical insurance.
Additionally, Mr. Baldew was granted an award equal to $3,000,000 in ordinary shares issued in 2024 with a three year vesting period as a joining incentive under the LTIP, subject to terms and conditions set forth in a share grant award agreement, and will be granted an award equal to $1,500,000 in ordinary shares consisting of (a) $750,000 in ordinary shares to be issued in 2024 and (b) $750,000 in ordinary shares to be issued in 2025, in each case subject to a three year vesting period under the LTIP, subject to certain performance conditions and terms and conditions set forth in a share grant award agreement. Mr. Baldew will be eligible for an annual award under the EIP beginning in 2026.

Furthermore, the Company provides Mr. Baldew with non-contractual contribution towards ongoing relocation costs, including costs for housing, schooling, other contributions and tax services based on actual cost incurred. For the 2025 financial year this amounted to payments of £389,840.

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
Nomad Foods Limited 2025 Equity Incentive Plan (the “EIP”)
2025 Equity Incentive Plan
On February 24, 2025, on recommendation of the Compensation Committee, our Board of Directors approved and adopted the Nomad Foods Limited 2025 Equity Incentive Plan (the “EIP”) with an effective date of June 15, 2025 (“EIP Effective Date”). The EIP has a share pool (the “Share Pool”) equal to 15,164,767 ordinary shares, representing 10% of the issued and outstanding ordinary shares, as of the EIP Effective Date.
The EIP replaces the Nomad Foods Limited Amended and Restated Long Term 2015 Incentive Plan (“LTIP”).
Awards
The EIP is discretionary and enables the Compensation Committee to grant awards of, among other awards, stock options, stock appreciation rights, restricted stock, restricted stock units, and performance-based units (collectively, the “Awards”). Under the EIP, the Committee or Board may grant Awards in the form of rights over ordinary shares. Where an Award vests, the participant will receive ordinary shares free and clear of any restrictions, other than those imposed by applicable securities laws.
The LTIP was discretionary and enabled the Compensation Committee to make grants of rights over ordinary shares of the Company (collectively, the “LTIP Awards”) to any director or employee of the Company, although LTIP Awards have only been granted to directors and senior management to date.

Vesting and Performance conditions
The vesting of Awards under the EIP will be subject to conditions determined by the Committee. The current policy of the Committee is for vesting to be both time-based and related to the financial performance of the Company. Generally, the vesting period (i.e. the period over which performance is to be measured) will be set by the Committee at the time of award, and the ordinary shares subject to the Award will vest subject to the participant remaining an employee of, or service provider to, the Company or any of its subsidiaries and any performance targets relating to the Award having been fulfilled (and in some circumstances an Award will lapse on the participant giving or receiving notice).
Permitted dilution
No Award may be granted on any date if, as a result, the total number of ordinary shares issued or remaining issuable pursuant to Awards or options granted in the previous ten years under the EIP would exceed 15,164,767 ordinary shares.
Awards may at the discretion of the Committee be satisfied out of newly issued shares or, treasury shares (if any). Ordinary shares issued will rank pari passu with ordinary shares in issue at that time, save in relation to rights arising by reference to a record date before the date of issue. Participants will not be entitled to votes or dividends on the ordinary shares subject to Awards until such Awards vest.
Termination of Employment or Service
If a participant ceases to be employed by the Company or any of its subsidiaries for Cause (as defined in the EIP), any then unvested Awards will be forfeited immediately. If a participant ceases to be employed by the Company or any of its subsidiaries for any other reason, any then unvested Awards will be forfeited unless the Committee determines, in its sole discretion, to vest a pro rata portion of the Award to the extent performance targets (adapted, if necessary, at the discretion of the Committee, to take into account the shortened vesting period) have been achieved.
Change of Control
In the event of a Change of Control, the Committee shall have discretion as to treatment of outstanding Awards including, without limitation, whether such Awards will accelerate in full or vest in accordance with the performance targets applied at the date of the Change of Control.
Variation in share capital
The Committee may make such adjustments to Awards as it considers appropriate to preserve their value in the event of any variation in the ordinary share capital of the Company or to take account of any demerger or special dividend paid (or similar event which materially affects the market price of ordinary shares).
Amendments
The Committee may amend the EIP and the outstanding LTIP Awards as it considers appropriate, subject to the written consent of participants to changes to their disadvantage to existing Awards and if required by any federal or state law or regulation (including, without limitation, Rule 16b-3) or the rules of the NYSE, shareholder approval (as a foreign private issuer we are permitted to follow home country practice with respect to equity compensation plans and thus, under the laws of our home country, shareholder approval would not be required to amend the EIP).
General
Benefits under the EIP and LTIP will not be pensionable. Awards are not transferable except to the participant’s personal representatives on death. The EIP expires on June 15, 2035.

Director Compensation
In 2025, each of our non-executive directors (other than Messrs. Gottesman and Franklin) received $75,000 per year together with an annual restricted stock grant issued under the LTIP equal to $140,000 of ordinary shares valued at the date of issue, which vest on the earlier of the date of the following year’s annual meeting of shareholders or 13 months from the issuance date. For those Directors who are members of board committees, each member is entitled to receive an additional $2,000 per year. The chairman of the Audit Committee, currently, is entitled to receive $10,000 per year and the chairmen of the Compensation and Nominating and Corporate Governance Committees, currently and respectively, are entitled to receive $7,500 per year. Messrs. Gottesman and Franklin will not receive a fee in relation to their services as Directors.
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
Audit Committee
As of December 31, 2025, our Audit Committee consisted of three directors: Messrs. Lillie and MacFarlane and Ms. Stack, and Mr. Lillie served as its chair.
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
Compensation Committee
As of December 31, 2025, our Compensation Committee consisted of three directors: Messrs. Ashken and MacFarlane and Ms. Parry, and Mr. Ashken served as its chair.

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
Nominating and Corporate Governance Committee
As of December 31, 2025, our Nominating and Corporate Governance Committee (the “N&CG Committee”) consisted of three directors: Messrs. Ashken, Lillie and Ms. Parry and Mr. Ashken served as its chair.
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
D.        Employees
As of December 31, 2025, we had approximately 7,752 employees, including 728 temporary staff. In addition, we employed approximately 317 agency workers in 2025. We source the majority of our temporary workers from agencies to allow us to quickly respond and adapt to production demands. Approximately 65% of our employees work in our manufacturing operations, with the remaining employees involved in sales, marketing, finance, administration, procurement, logistics, product development, IT and other areas. Following are the number of employees by region for the last three years:

Region	2025	2024	2023
United Kingdom	1,470	1,546	1,557
Serbia	1,390	1,389	1,370
Germany	1,252	1,285	1,269
Croatia	1,163	1,203	1,073
Italy	452	449	449
Ireland	370	406	423
Sweden/Norway	346	352	365
Bosnia & Herzegovina	321	325	323
France	272	290	306
Other	716	543	759
Total	7,752	7,788	7,894

A number of our employees are members of trade unions, including (but not limited to) the UK, Germany, Italy, France, Sweden, Norway, Croatia, Serbia, Bosnia & Herzegovina and Spain. Trade union membership is not required to be disclosed by employees. Many of our plants are governed by collective agreements with the respective unions. Our relationships with the trade unions are currently stable.
E.    Share Ownership
The following table sets forth, as of February 24, 2026, certain information regarding the beneficial ownership of our ordinary shares by:
•each of our current directors;
•each of our named executive officers for the fiscal year ended December 31, 2025; and
•all of our current directors and current executive officers as a group.

Percentages are based on the 142,086,092 ordinary shares that were issued and outstanding on February 24, 2026.

Director and Executive Officers:	Number		Percentage
Sir Martin E. Franklin	10,375,963	(1)	7.3
Noam Gottesman	10,080,101	(2)	7.1
Ian G.H. Ashken	502,359	(3)	0.4
Ruben Baldew	66,700	(4)	*
Dominic Brisby	—	(5)	—
Stéfan Descheemaeker	4,195,262	(6)	3.0
Carey Dorman	—	(7)	*
James E. Lillie	827,062	(8)	0.6
Stuart MacFarlane	8,925	(9)	*
Victoria Parry	30,208	(10)	*
Amit Pilowsky	9,355	(11)	*
Melanie Stack	13,379	(12)	*
Directors and Executive Officers as a Group (12 persons)	26,109,314		18.4
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

(2)Consists of (i) 3,371,541 ordinary shares held directly by Mr. Gottesman and (ii) 6,708,560 ordinary shares held indirectly by TOMS Capital Investments LLC, a Delaware limited liability company through a wholly-owned subsidiary. Mr. Gottesman owns or controls, directly or indirectly, 100% of TOMS Capital Investments LLC. Mr. Gottesman disclaims beneficial ownership of such shares to the extent of his pecuniary interest therein.
(3)Includes (i) 485,443 ordinary shares held by Tasburgh, LLC and (ii) 16,916 held by The Ian G.H. Ashken Living Trust of which Mr. Ashken is the sole settlor and trustee. Mr. Ashken is the Managing Manager of Tasburgh, LLC. Excludes 8,182 ordinary shares issuable under currently outstanding equity awards issued under the EIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2026 or (ii) August 10, 2026.
(4)Excludes 273,935 ordinary shares issuable under management share awards, which will vest subject to performance based vesting conditions (and subject to further vesting conditions relating to Mr. Baldew's tenure as Chief Financial Officer).
(5)Excludes 150,000 ordinary shares due to vest in November 2026 without performance conditions as a joining incentive under the EIP, subject to terms and conditions set forth in a share grant award agreement.
(6)Includes 2,593,897 ordinary shares held indirectly through Olidipoli Sprl, a company owned by Mr. Descheemaeker (ii) 700,000 ordinary shares held indirectly through Mr. Descheemaeker's spouse, and (iii) 300,000 ordinary shares held indirectly through Orion POD SRL, a company owned by Mr. Descheemaeker's spouse and children. Excludes 300,000 ordinary shares issuable under management share awards scheduled to vest in February 2026, and 600,000 ordinary shares issuable under management share awards, in each case subject to performance-based vesting conditions.
(7)Excludes 8,182 ordinary shares issuable under currently outstanding equity awards issued under the EIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2026 or (ii) August 10, 2026.
(8)Includes 670,812 ordinary shares held directly by Mr. Lillie, (ii) 100,000 ordinary shares held directly by a family charitable foundation and (iii) 56,250 shares held directly by ZWC, LLC an entity managed by Mr. Lillie. Mr. Lillie disclaims beneficial ownership of such ordinary shares except to the extent of his pecuniary interest therein. Excludes 8,182 ordinary shares issuable under currently outstanding equity awards issued under the EIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2026 or (ii) August 10, 2026.

(9)Excludes 8,182 ordinary shares issuable under currently outstanding equity awards issued under the EIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2026 or (ii) August 10, 2026.
(10)Excludes 8,182 ordinary shares issuable under currently outstanding equity awards issued under the EIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2026 or (ii) August 10, 2026.
(11)Excludes 8,182 ordinary shares issuable under currently outstanding equity awards issued under the EIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2026 or (ii) August 10, 2026.
(12)Excludes 8,182 ordinary shares issuable under currently outstanding equity awards issued under the EIP, all of which will vest on the earlier of (i) the date of the Company’s annual meeting of shareholders in 2026 or (ii) August 10, 2026.
There are no arrangements for involving the employees in the capital of the Company, including any arrangement that involves the issue or grant of options or shares or securities of the Company, other than those described under Item 6. Directors, Senior Management and Employees—B. Compensation of Executive Officers and Directors—Nomad Foods Limited 2025 Equity Incentive Plan (the “EIP").
F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation
None.

Item 7.    Major Shareholders and Related Party Transactions
A.    Major Shareholders
The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by each person known by us to be a beneficial owner of more than 5% of the ordinary shares. Currently we only have one class of listed shares issued and outstanding, that being ordinary shares, which have no par value. All of our ordinary shares have the same voting rights. Percentages are based on the 142,086,092 ordinary shares that were issued and outstanding on February 24, 2026.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner:	Number		Percentage
5% Shareholders:
Martin E. Franklin c/o Mariposa Capital, LLC 500 South Pointe Drive, Suite 240 Miami Beach, FL 33139	10,375,963	(1)	7.3
Noam Gottesman c/o TOMS Acquisition I LLC 450 W. 14th Street, 13th Floor New York, NY 10014	10,080,101	(2)	7.1
Brown Advisory Inc 901 South Bond Street Suite #400 Baltimore, Maryland 21231	8,907,849	(3)	6.3
Boston Partners One Beacon Street 30th Floor Boston, MA 02108	8,820,590	(4)	6.2

(1)Consists of (i) 6,722,212 ordinary shares held indirectly through the Martin E. Franklin Revocable Trust and (ii) 3,541,251 ordinary shares held indirectly through RSMA, LLC and (iii) 112,500 ordinary shares held indirectly through Brimstone Investments, LLC. Sir Martin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(2)Consists of (i) 3,371,541 ordinary shares held directly by Mr. Gottesman and (ii) 6,708,560 ordinary shares held indirectly by TOMS Capital Investments LLC, a Delaware limited liability company through a wholly-owned subsidiary. Mr. Gottesman owns or controls, directly or indirectly, 100% of TOMS Capital Investments LLC. Mr. Gottesman disclaims beneficial ownership of such shares to the extent of his pecuniary interest therein.
(3)Based on a Schedule 13G filed by Brown Advisory Inc on May 7, 2025.
(4)Based on a Schedule 13G/A filed by Boston Partners on January 16, 2026.
On January 16, 2026, Boston Partners filed a Schedule 13G/A to report that its percentage ownership in our ordinary shares decreased from 7.98% to 5.75%.

On November 3, 2025, Boston Partners filed a Schedule 13G/A to report that its percentage ownership in our ordinary shares decreased from 9.05% to 7.98%.

On August 11, 2025, Boston Partners filed a Schedule 13G/A to report that its percentage ownership in our ordinary shares increased from 6.42% to 9.05%.

On May 12, 2025, Boston Partners filed a Schedule 13G/A to report that its percentage ownership in our ordinary shares increased from 5.43% to 6.42%.
As of February 24, 2026 approximately 142,039,280 of our outstanding ordinary shares were held by one United States record holder (Cede and Company).
Except for the foregoing, no major shareholder has disclosed a significant change in its percentage ownership of our ordinary shares as of the date of this annual report.

B.    Related Party Transactions
For a description of our related party transactions, see Note 32, Related Parties, to our audited consolidated financial statements which appear elsewhere in this annual report.
On January 1, 2022, the Company entered into an Amended and Restated Advisory Services Agreement with Mariposa Capital, LLC, an affiliate of Sir Martin E. Franklin, and TOMS Capital LLC, an affiliate of Mr. Gottesman. Pursuant to the terms of the Amended and Restated Advisory Services Agreement, Mariposa Capital, LLC and TOMS Capital LLC provide high-level strategic advice and guidance to the Company. Under the terms of the Amended and Restated Advisory Services Agreement, Mariposa Capital, LLC and TOMS Capital LLC are entitled to receive an aggregate annual fee equal to $4.0 million, payable in quarterly installments. This agreement expires on January 1st annually and will be automatically renewed for successive one-year terms unless any party notifies the other parties in writing of its intention not to renew the agreement no later than 90 days prior to the expiration of the term. The agreement may only be terminated by the Company upon a vote of a majority of its directors. In the event that the agreement is terminated by the Company, the effective date of the termination will be 6 months following the expiration of the initial term or a renewal term, as the case may be.
Since 2020, the Company has utilized a working capital solutions specialist to facilitate a program that provides our suppliers with the ability to receive advance payments from a third party credit institution as part of our ordinary course of business payables, in exchange for a discounted invoice amount. The working capital solutions specialist was owned in part by affiliates of TOMS Capital LLC (of which Mr. Gottesman is the founder and managing partner) until December 31, 2024. In November 2023, the agreement was amended so that a guaranteed minimum annualized fee of up to £130,000 (€150,000) would be received by the working capital solutions specialist (previously all ongoing fees associated with this service were received by the working capital solutions specialist directly from our suppliers utilizing the service). Furthermore, a setup fee of less than €0.1 million has been incurred to allow the platform to be used on the Company's new ERP platform. These amendments and fees are not considered to be material to either party. The working capital specialist was not a related party in 2025.

Sir Martin and Messrs. Lillie & Ashken are Directors of the APi Group, which is the parent company of Chubb Fire and Security Ltd (“Chubb UK&I”), Chubb Iberia SL ("Chubb Spain") and Chubb European Group SE, which have all transacted with the Company within the financial years presented. Per Item 7.B of Form 20-F, Sir Martin and Messrs. Lillie and Ashken may be deemed to exercise significant influence over these entities. Details of these related party transactions are as follows:
•Since 2024, the Company has engaged Chubb UK&I to install safety equipment in factories in UK and Ireland, with €2.9 million incurred in the year ended December 31, 2025 (year ended December 31, 2024: €0.8 million). The outstanding balance payable as at December 31, 2025 was €1.1 million (year ended December 31, 2024: €0.8 million). A further €3.1 million of spend has been committed to in 2026.
•In 2025, the Company engaged Chubb Spain to install safety equipment in a factory. The work commenced in 2025 and is expected to be completed in 2026, with €1.8 million incurred in the year ended December 31, 2025 (year ended December 31, 2024: nil). The outstanding balance payable as at December 31, 2025 was €0.4 million (year ended December 31, 2024:nil). A further €1.6 million of spend has been committed to in 2026.
•In 2025, the Company received insurance proceeds of €0.2 million from Chubb European Group SE in their capacity as an insurer of a third party supplier.
The service and fees for all the transactions noted above are considered to be immaterial to both parties and are provided on an arms length basis.
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
Dividend Policy
Since 2024, the Company has paid quarterly dividends. Details of dividends declared and paid can be found in Item 18, Note 22 below.
The declaration and payment of future dividends to holders of our ordinary shares will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors deemed relevant by our board of directors. In addition, as a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under future indebtedness that we or they may incur. See Item 3D: Key Information - Risk Factors - Risks Related to Financial Management - Dividend payments and purchases made pursuant to announced share repurchase programs may have an impact on our cash flows and our ability to meet our debt service obligations, and for a discussion of taxation of any dividends, see Item 10E: Additional Information - Taxation.
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
For an individual shareholder within the charge to capital gains tax, a disposal of ordinary shares may give rise to a chargeable gain or allowable loss for the purposes of UK capital gains tax. The rate of capital gains tax is generally 18% for individuals who are subject to income tax at the basic rate and 24% to the extent that an individual shareholder’s chargeable gains, when aggregated with his or her income chargeable to income tax, exceeds the basic rate band for income tax purposes. However, an individual shareholder is entitled to realize £3,000 of gains (the annual exempt amount) in the UK tax year ended April 5, 2025, without being liable to tax.

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
A nil rate of income tax applies to the first £500 of dividend income received by an individual shareholder in the UK tax year ended April 5, 2025. If and to the extent that an individual shareholder who is subject to UK income tax receives dividends in the tax year which, in aggregate, do not exceed that allowance, the individual will not be liable to UK income tax on those dividends. If and to the extent that an individual shareholder who is subject to UK income tax receives dividends in the tax year which, in aggregate, exceed that allowance, the individual will be subject to UK income tax on those dividends at the rate of 8.75% (in the case of basic rate taxpayers), 33.75% (in the case of higher rate taxpayers) and 39.35% (in the case of additional rate taxpayers), and the individual will not be entitled to any tax credit in respect of those dividends. In calculating into which income tax band any dividend income in excess of the above nil rate allowance falls, savings and dividend income are treated as the highest part of an individual's income.
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
We are exposed to certain market risks during the normal course of our business, such as risk arising from fluctuations in foreign currency exchange rates, as well as fluctuations in interest rates. In attempts to manage these risks, we employ certain strategies to mitigate the effect of these fluctuations. For a detailed discussion of these risks, see Note 29 “Financial risk management” to our audited consolidated financial statements which appear elsewhere in this annual report.
Item 12.    Description of Securities Other than Equity Securities
Not applicable.
Item 13.    Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Use of Proceeds
None.

Item 15.    Controls and Procedures
Disclosure Controls and Procedures
We carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d - 15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report in providing a reasonable level of assurance because of material weaknesses in internal control over financial reporting as described below. Notwithstanding the material weaknesses, management has concluded that our consolidated financial statements as of and for the year ended December 31, 2025 are fairly stated in all material respects in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").
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
Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 using criteria described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on this assessment, management concluded that our internal control over financial reporting was not effective as of December 31, 2025 due to the material weaknesses described below.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
Project implementation and information technology controls Material Weakness Identified
Management previously reported a material weakness in its internal control over financial reporting in its 2024 Annual Report on Form 20-F related to the ineffective operation of project implementation and information technology controls, including those over end-to-end data migration, user access, change management and program development. During 2024, we executed the first release of our new global ERP system, SAP S/4 HANA, in our UK and Ireland businesses where this material weakness was initially identified.
Subsequently, we obtained the support of an outside consulting firm to advise on best practices for design and execution of project implementation controls and information technology controls; and based on this advice we have enhanced the design of controls related to end-to-end data migration; and enhanced the design of change management and program development controls.

Despite this progress, management maintains a material weakness in project implementation and information technology controls because remaining control activities are still required as discussed in the section Management’s Planned Remediation Activities. As there are currently no plans to roll out SAP S/4 HANA to more countries the remediation of the material weakness will be considered remediated upon the finalization of the design of the controls, together with the effective testing of their operating effectiveness.
Shared Finance Center Material Weakness Identified
Management also previously reported a material weakness in its internal control over financial reporting in its 2024 Annual Report on Form 20-F related to business process controls operated by our Shared Finance Center, which were impacted by the SAP S/4 HANA ERP implementation in our UK and Ireland businesses. The release of the new ERP system caused operating challenges in our Shared Finance Center, including the design of UK and Ireland business process controls impacted by the SAP S/4 HANA ERP system and our ability to operate controls for our UK and Ireland businesses and disruption to the operation of controls for other businesses.
Subsequently, we have run workshops to identify control design, operation and documentation improvements; reviewed in detail the 2024 ineffective findings to identify themes and trends; trained Shared Finance Center staff regarding control operation and documentation, supported by an outside consulting firm; enhanced ongoing communication of control support, guidance and contacts; enhanced onboarding procedures for Shared Finance Center staff; and increased the frequency of monitoring our controls which included testing the operating effectiveness of controls. In relation to our UK and Ireland businesses, we have improved the design of the controls by developing financial processes; and performed end-to-end walkthroughs of the new financial processes within SAP S/4 HANA. In relation to the other territories there has been an improvement in the operation of business process controls operated by our Shared Finance Center for other businesses. Despite this progress, management maintains a material weakness in business process controls operated by our Shared Finance Center because the remediation of control design, operation and documentation remain ongoing and the control activities are not yet embedded in the business as discussed in the section Management’s Planned Remediation Activities.
These material weaknesses did not result in any material misstatement of our consolidated financial statements as of and for the year ended December 31, 2025 or prior periods; additionally, these control deficiencies could result in a misstatement of account balances or disclosures that would result in a material misstatement to the annual consolidated financial statements that would not be prevented or detected.
Management’s Planned Remediation Activities
In order to address the material weaknesses in internal control over financial reporting at December 31, 2025, management plans to remediate the material weaknesses by:
Project implementation and information technology controls:
–Designing and implementing user access-related controls within SAP S/4 HANA; and
–Obtaining and evaluating evidence of the operating effectiveness of end-to-end data migration, change management and program development controls and user access controls.
Shared Finance Center:
–Finalizing the design of the process controls within SAP S/4 HANA for our UK and Ireland businesses; and
–Obtaining and evaluating evidence of the operating effectiveness of UK and Ireland, and other territories' business process controls operated by our Shared Finance Center.
Attestation report of the independent registered public accounting firm
The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.
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
Item 16C.    Principal Accountant Fees and Services
PricewaterhouseCoopers LLP (“PwC”) acted as our independent auditor for the years ended December 31, 2025 and 2024. The table below sets out the total amount billed to us by PwC, for services performed in the years ended December 31, 2025 and 2024, and breaks down these amounts by category of service:

(€ in millions)	For the year ended December 31, 2025	For the year ended December 31, 2024
Audit fees	7.9	9.6
Audit-related fees	—	—
Tax fees	0.4	0.5
All other fees	—	0.1
Total	8.3	10.2

Audit Fees
Audit fees in the years ended December 31, 2025 and 2024 are related to the audit of our consolidated financial statements and other audit services provided in connection with statutory and regulatory filings or engagements.
Audit-Related Fees
There were no audit-related fees in the year ended December 31, 2025 and 2024.
Tax Fees
Tax fees in the years ended December 31, 2025 and 2024 are related to tax compliance and other tax related services.
All Other Fees
Other fees in the year ended December 31, 2024 relate to other non-audit assurance services.
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
Item 16D.    Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The table below presents a summary of the ordinary shares repurchased by the Company in 2025:

Period	Total Number of Ordinary Shares Purchased	Average Price Paid per Ordinary Share (USD)	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in USD
2023 $500m repurchase program (1)
As of December 31, 2024	7,415,614	17.50	7,415,614	$370,248,238
January 1, 2025 - January 31, 2025	1,678,371	16.87	1,678,371	$341,935,042
February 1, 2025 - February 28, 2025	981,558	17.82	981,558	$324,439,415
March 1, 2025 - March 31, 2025	214,542	19.39	214,542	$320,278,621
April 1, 2025 - April 30, 2025	762,830	19.03	762,830	$305,764,404
May 1, 2025 - May 31, 2025	552,027	18.21	552,027	$295,711,636
June 1, 2025 - June 30, 2025	2,057,040	17.19	2,057,040	$260,346,960
July 1, 2025 - July 31, 2025	1,790,293	17.41	1,790,293	$229,178,739
August 1, 2025 - August 31, 2025	1,726,044	15.34	1,726,044	$202,705,797
November 1, 2025 - November 30, 2025	3,339,387	12.13	3,339,387	$162,207,466
December 1, 2025 - December 31, 2025	880,073	12.10	880,073	$151,562,564
Total	21,397,779	16.28	21,397,779	$151,562,564
(1) On November 6, 2023, the Company's Board of Directors authorized a share repurchase program to purchase up to an aggregate of $500 million of the Company’s ordinary shares. Acquisitions pursuant to the share repurchase program may be made from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions, at the Company's discretion, as permitted by securities laws and other legal requirements. This program replaced the previous authorization which was established in August 2021 and finished at the end of 2023. The program will expire at the end of 2026. As of December 31, 2025, the maximum number of shares that may yet be purchased under the share repurchase program is $151.6 million.
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
Director’s Fiduciary Duties
Under Delaware corporate law, a director of a solvent Delaware corporation owes fiduciary duties to the corporation and its stockholders. These duties have two components: the duty of care and the duty of loyalty. The duty of care requires that a director inform himself of all material information regarding a decision. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation and its stockholders. The duty of loyalty prohibits self-dealing by a director and mandates that the best interest of the corporation and its stockholders take precedence over any interest possessed by a director, officer or controlling stockholder that is not shared by the stockholders generally. In litigation where it is alleged that directors have breached their fiduciary duties, the “business judgment rule” operates as a judicial presumption that actions of the board of directors are made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation and its stockholders. This presumption generally prevents judicial second-guessing of business decisions but may be rebutted by adequate allegations that the board of directors made the decision on an interested, non-independent or irrational basis or that there was a controlling stockholder that received a unique benefit in the challenged transaction. If this presumption is rebutted, defendant directors bear the burden of proving that the actions were “entirely fair” to the corporation and stockholders. In addition, Delaware common law imposes “enhanced” judicial scrutiny in litigation challenging actions of directors in certain circumstances, such as upon a sale of the corporation, certain defensive actions, or actions infringing on the stockholder franchise, where defendants directors bear the burden of proving the reasonableness of the actions.
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
Amendment of Governing Documents
Under Delaware corporate law, with very limited exceptions, a vote of the stockholders of a corporation is required to amend the certificate of incorporation. In addition, Delaware corporate law provides that stockholders have the right to amend the corporation’s bylaws, but the certificate of incorporation may also confer such right on the directors of the corporation.
Consent in Lieu of Meeting
Under Delaware corporate law, any action to be taken at a meeting of the directors may be taken without a meeting if the board unanimously consents in writing. Under British Virgin Islands law and our Memorandum and Articles, only a majority of the directors are required to sign a written consent to take action.
Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of stockholders of a corporation may be taken without a meeting by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take that action at a meeting at which all stockholders entitled to vote were present and voted. If any stockholder action is taken by less than unanimous consent, notice of such action must be given to those stockholders as of the record date for the action by consent who have not consented and who would have been entitled to notice of the meeting if the action had been taken at a meeting and the record date for the notice of the meeting were the record date for the action by consent.
Our Memorandum and Articles provide that any shareholder action permitted to be taken at a shareholder meeting may also be taken by written consent of a majority of the votes of shares entitled to vote thereon. If any shareholder resolution is adopted otherwise than by the unanimous written consent of all shareholders, a copy of such resolution shall be sent to all shareholders not consenting to such resolution.

Shareholder Proposals
Under Delaware corporate law, a stockholder has the right to put any appropriate proposal before the annual meeting of stockholders, provided it complies with any notice provisions in the corporation’s certificate of incorporation or bylaws. A special meeting of stockholders may be called by the board of directors or any other person, such as stockholders, authorized to do so by the corporation’s certificate of incorporation or bylaws. British Virgin Islands law and our Memorandum and Articles provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested.
Sale of Assets
Under Delaware corporate law, with very limited exceptions, a vote of the stockholders is required to approve a sale, lease or exchange of all or substantially all of the property and assets of a corporation (including property and assets of any entity wholly owned and controlled, directly or indirectly, by the corporation). Under British Virgin Islands law generally, shareholder approval is required when more than 50% of a company’s total assets by value are being disposed of or sold to any person if not made in the usual or regular course of the business carried out by the company. Under our Memorandum and Articles, this requirement of British Virgin Islands law has been disapplied and accordingly no shareholder approval is required in relation to such a disposal or sale.
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
Squeeze-Out Merger
Under the Delaware General Corporation Law § 253, in a process known as a “short form” merger, a corporation that owns at least 90% of the outstanding shares of each class of voting stock of another corporation and where at least one of the corporations is a Delaware corporation and the laws of the jurisdiction of the other corporation don’t prohibit such action, may either merge the other corporation into itself or merge itself into the other corporation by executing, acknowledging and filing with the Delaware Secretary of State a certificate of ownership and merger setting forth a copy of the resolution of its board of directors authorizing such merger. If the parent corporation is a Delaware corporation that is not the surviving corporation, the merger also must be approved by a majority of the outstanding stock of the parent corporation entitled to vote thereon and the resolution must include provision for the pro rata issuance of stock of the surviving corporation to the holders of the stock of the parent corporation on surrender of any certificate therefor. If the parent corporation does not own all of the stock of the subsidiary corporation immediately prior to the merger, the minority stockholders of the subsidiary corporation party to the merger have appraisal rights as set forth in § 262 of the Delaware General Corporation Law.
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

Amendment or Variation of Rights of Shares
Under Delaware corporate law, a corporation may amend the certificate of incorporation to alter or change the rights, powers, and preferences of a class or series of a class of stock with the approval of a majority of the outstanding shares entitled to vote on such amendment. In certain circumstances, including if such amendment would alter or change the rights, powers, or preferences of such class so as to affect them adversely, the approval of a majority of the outstanding shares of such class, voting separately as a single class, or if such amendment would alter or change the rights, powers, or preferences, of one or more series of a class so as to affect them adversely, but would not so affect the entire class, the approval of only the shares of the series so affected by such amendment, voting separately as a single class, is also required.
As permitted by British Virgin Islands law and our Memorandum and Articles, we may vary the rights attached to any class with the written consent of at least 50% of the holders of each class of shares affected or by a resolution passed by at least 50% of the votes cast by eligible holders of the issued shares of the affected class at a separate meeting of the holders of that class.
Election of Directors
Under Delaware corporate law generally, unless otherwise specified in the certificate of incorporation or bylaws of a corporation, directors are elected by a plurality of the votes of the shares entitled to vote on the election of directors, and vacancies and newly created directorships resulting from an increase in the number of directors may be filled by a majority of the directors then in office (although less than a quorum) or by the sole remaining director. Subject to the BVI Act and pursuant to our Memorandum and Articles, directors shall be appointed at any time, and from time to time, by our directors, without the approval of shareholders, either to fill a vacancy or as an alternate or additional director. The shareholders may, by a majority vote, appoint any person as a director.
Removal of Directors
Under Delaware corporate law generally, a director of a corporation without a classified board may be removed, with or without cause, by the holders of a majority (or such larger portion set forth in the certificate of incorporation) of the outstanding shares entitled to vote at an election of directors. Under Delaware corporate law, generally a director of a corporation with a classified board may be removed, only for cause, by the holder of a majority (or such larger portion set forth in the certificate of incorporation) of the outstanding shares entitled to vote at an election of directors, unless the certificate of incorporation provides otherwise. Under Delaware corporate law, generally a director may resign at any time upon notice given in writing or by electronic transmission to the corporation.
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
Mergers
Under Delaware corporate law, a corporation and one or more other corporations or entities may merge with and into one of such constituent corporations or other entities in a process known as a merger. A Delaware corporation may merge with and into a foreign corporation, unless the law of the foreign jurisdiction prohibits such a merger. To effect a merger of two Delaware corporations under the Delaware General Corporation Law § 251, an agreement of merger must be properly adopted and the agreement of merger or a certificate of merger must be filed with the Delaware Secretary of State. In order to be properly adopted, the agreement of merger must be adopted by the board of directors of each constituent Delaware corporation by a resolution or unanimous consent in lieu of a meeting and executed by each constituent Delaware corporation. In addition, the agreement of merger generally must be approved at a meeting of stockholders of each constituent Delaware corporation or by consent in lieu of a meeting (if permitted) by holders of a majority of the outstanding stock of such corporation entitled to vote, unless the certificate of incorporation provides for a supermajority vote. In general, the surviving corporation is vested with all of the assets and liabilities of the other constituent entity or entity as a result of the merger.

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
Inspection of Books and Records
Under Delaware corporate law, any stockholder of a corporation may, upon proper demand, in good faith, for any proper purpose, and subject to certain redactions and reasonable restrictions on confidentiality, use, or distribution imposed by the corporation, inspect or make copies of the corporation’s stock ledger, list of stockholders and other books and records specifically related to the stockholder’s purpose. Members of the public, on payment of the requisite fee to the Secretary of State of the State of Delaware, can obtain a copy of a Delaware corporation’s certificate of incorporation.
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
A British Virgin Islands company is also required to keep at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors determine the minutes of meetings and resolutions of shareholders and of classes of shareholders, and the minutes of meetings and resolutions of directors and committees of directors. If such records are kept at a place other than at the office of the company’s registered agent, the company is required to provide the registered agent with a written record of the physical address of the place or places at which the records are kept and to notify the registered agent, within 14 days, of the physical address of any new location where such records may be kept. The Company’s registered agent in the British Virgin Islands is: Maples Corporate Services (BVI) Limited, Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.
Conflict of Interest
Under Delaware corporate law, an act or transaction between a corporation and a director or officer, or between a corporation and any other organization in which a director or officer has a financial interest or is a director or officer, may receive certain protections from equitable relief and an award of damages against a director or officer if (i) the material facts as to the director’s or officer’s relationship or interest are disclosed or known to all members of the board of directors or a committee of the board of directors, and the board or committee in good faith and without gross negligence authorizes the act or transaction by the affirmative votes of a majority of the disinterested directors then serving on the board of directors or such committee (as applicable), even though the disinterested directors be less than a quorum; provided that if a majority of the directors are not disinterested directors with respect to the act or transaction, such act or transaction shall be approved (or recommended for approval) by a committee of the board of directors that consists of 2 or more directors, each of whom the board of directors has determined to be a disinterested director with respect to the act or transaction, (ii) the act or transaction is approved or ratified by an informed, uncoerced, affirmative vote of a majority of the votes cast by the disinterested stockholders, or (iii) the contract or transaction is fair to the corporation when it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders. An act or transaction between the corporation and a controlling stockholder or from which a controlling stockholder receives a benefit not shared with the corporation’s stockholders generally (other than any going private transaction) may receive certain protections from equitable relief and an award of damages against a director, officer, or controlling stockholder if (i) the material facts as to such controlling stockholder transaction are disclosed to all members of a committee of the board of directors to which the board of directors has expressly delegated the authority to negotiate (or oversee the negotiation of) and to reject such controlling stockholder transaction, and such controlling stockholder transaction is approved (or recommended for approval) in good faith and without gross negligence by a majority of the disinterested directors then serving on the committee; provided that the committee consists of 2 or more directors, each of whom the board of directors has determined to be a disinterested director with respect to the controlling stockholder transaction; (ii) such controlling stockholder transaction is conditioned, by its terms, as in effect at the time it is submitted to stockholders for their approval or ratification, on the approval of or ratification by disinterested stockholders, and such controlling stockholder transaction is approved or ratified by an informed, uncoerced, affirmative vote of a majority of the votes cast by the disinterested stockholders; or (iii) such controlling stockholder transaction is fair as to the corporation and the corporation’s stockholders. Such a controlling stockholder transaction constituting a going private transaction may receive certain protections from equitable relief and an award of damages against a director, officer, or controlling stockholder if (i) such controlling stockholder transaction is approved (or recommended for approval) in accordance with the committee and stockholder approvals contemplated by clauses (i) and (ii) of the preceding sentence or (ii) such controlling stockholder transaction is fair as to the corporation and the corporation’s stockholders. Delaware corporate law permits the corporation to renounce, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of the corporation in, or in being offered an opportunity to participate in, specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or one or more of its officers, directors or stockholders.
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

Transactions with “Interested Stockholders”
Delaware corporate law contains a business combination statute applicable to Delaware corporations with a class of stock that is listed on a national securities exchange or held of record by more than
2,000 stockholders whereby, unless the corporation has specifically elected not to be governed by that statute by appropriate action, it is prohibited from engaging in certain business combinations with an “interested stockholder” for three years following the date that the person becomes an “interested stockholder.” An “interested stockholder” generally is a person or group that owns or owned 15% or more of the corporation’s outstanding voting stock within the past three years. This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the corporation in which all stockholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the stockholder becomes an “interested stockholder,” the board of directors approves either the business combination or the transaction that resulted in the person becoming an “interested stockholder.”
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
Cumulative Voting
Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority stockholders on a board of directors because it permits the minority stockholder to cast all the votes in elections of all directors to which the stockholder is entitled on a single director, which increases the stockholder’s voting power with respect to electing such director. There are no prohibitions on cumulative voting under the laws of the British Virgin Islands, but our Memorandum and Articles do not provide for cumulative voting.
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

Foreign Private Issuer Exemption
As a “foreign private issuer,” as defined by the SEC, we are permitted to follow certain corporate governance practices of our home country, the British Virgin Islands, instead of those otherwise required under the NYSE for domestic issuers. While we voluntarily follow most NYSE corporate governance rules, we intend to take advantage of the following limited exemptions:
•Unlike NYSE corporate governance rules, under BVI law, there is no requirement that our board of directors consist of a majority of independent directors and our independent directors are not required to hold executive sessions. Currently, eight out of our twelve board members are independent based on NYSE independence standards. Also, while our board’s non-management directors will meet regularly in executive session without management, our board does not intend to hold an executive session of only independent directors at least once a year as called for by the NYSE.
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
Item 16H.    Mine Safety Disclosure
None.
Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J.    Insider Trading Policy
We have adopted an insider trading policy which governs the purchase, sale and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A link to our Insider Trading Policy can be found in Exhibit 11 to this annual report.
Item 16K.    Cybersecurity
We have processes for assessing, identifying, and managing material risks from cybersecurity threats which have been integrated into our overall risk management programs. Executive management works with our IT security team to regularly review our cybersecurity and related Information Technology (“IT”) security risks and capability, along with our plans to mitigate cybersecurity risks and to respond to data breaches. Our cybersecurity risk management is aligned to our business strategy and shares common reporting channels and governance processes that apply to other areas of enterprise risk, including legal, compliance, operational, and financial risk.
Our IT systems are critical to operating and growing the Company, in particular to our general operations and logistics functions but also in enabling our teams to work from hybrid locations and across different countries. The Company is undertaking process transformation work which aims to modernize end-to-end processes to support current and future complex and evolving business needs. This is supported by a dedicated cybersecurity team, including third-party risk management processes for service providers, suppliers, and vendors, enabling the Company to further adapt to rapidly changing threats and increase cybersecurity capabilities across the business.

Our Board has delegated the oversight of cybersecurity risks to the Audit Committee and the Audit Committee reviews the Company's cybersecurity progress and status periodically. Regular updates from the Chief Information Officer regarding recent cybersecurity threats and incidents (if any) are reported to, and reviewed by, the Audit Committee, allowing the Committee to be informed about and monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents. These reports include incident assessments and responses as well as any relevant regulatory developments.
Our Chief Information Officer, who has over 25 years of experience with information technology systems and cybersecurity risk management, is supported by the Head of Cyber Security, who has obtained professional security certifications and advanced training in the field of cybersecurity, along with the IT security team within the IT organization. The Chief Information Officer is responsible for the Company’s day to day information security activities and cyber risk programs, including overseeing compliance with our cyber and information security policies. The Company monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Incidents are managed in accordance with our established procedures and training is provided to relevant stakeholders. Additionally, we utilize external assurance and assessments, vulnerability testing, and mock phishing campaigns to identify and mitigate risks. We have also engaged an outsourced service provider, which improves our ability to scale in line with business developments. A broad culture and awareness program exists that’s considers the ever-changing cyber threat landscape. Activities such as phishing exercises, table-top exercising and annual cyber security awareness learning modules are delivered to reduce the likelihood from an insider threat. Nomad Foods have built a network of cyber advocates who work in all of our regional locations to support and amplify this awareness program.
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

Item 18.        Financial Statements
The following financial statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this annual report:
NOMAD FOODS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Nomad Foods Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying Consolidated Statements of Financial Position of Nomad Foods Limited and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related Consolidated Statements of Profit or Loss, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity, and Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to project implementation and information technology controls; and business process controls impacted by the system implementation.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Goodwill impairment assessment
As described in Note 3, 4 and 13 to the consolidated financial statements, the Company’s consolidated goodwill balance was €2,104.7 million at December 31, 2025. The Company’s goodwill has been allocated based on the enterprise value at acquisition of each cash generating unit (‘CGU’). Goodwill is monitored at an operating segment level for which the Company has one reporting and operating segment, ‘Frozen'. The Company's assets are grouped into CGUs and for impairment testing purposes, goodwill is allocated to the Frozen segment. Management performs an annual impairment review of goodwill to identify whether there is any impairment to the carrying value. Impairment is identified by comparing the value in use of the Frozen segment to its carrying value. Value in use is calculated using a discounted cash flow model, which requires management to make assumptions and estimates. The key assumptions for the value in use calculation include projected revenues, profit margins, discount rate and long-term growth rate.
The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment is a critical audit matter are (i) the significant judgement by management when determining the value in use using a discounted cash flow model; (ii) a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating management’s key assumptions related to projected revenue, profit margins, discount rate and long-term growth rate; (iii) the audit effort involved the use of professionals with specialised skills and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the development of key assumptions. These procedures also included, among others (i) testing management’s process for developing the value in use estimate; (ii) evaluating the appropriateness of the methodology used by management to estimate the value in use; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the key assumptions used by management related to projected revenue, profit margin, pre-tax discount rate and long-term growth rate. Evaluating the reasonableness of management’s assumptions related to projected revenue and profit margin involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the CGUs; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the pre-tax discount rate and long-term growth rate assumptions.
Provisions for uncertain tax positions
As described in Notes 3, 4 and 11 to the consolidated financial statements, provisions for uncertain tax positions were €101.5 million as at December 31, 2025. The Company operates in many different jurisdictions and in some of these there are certain tax matters which are under discussion with local tax authorities. Management considers the tax audits and discussions with local tax authorities as well as the local tax legislation relative to their tax positions in those jurisdictions when identifying uncertain tax positions. Management uses judgment when identifying and determining whether it is appropriate to provide for uncertain tax positions and for how long provisions for uncertain tax positions are retained, based on assessment as to whether it is probable that a risk would crystallize or not. Where tax exposures can be quantified, and management assesses that the risk of an exposure crystallizing is probable, a provision for uncertain tax positions is made based on management's estimates which include judgments with regard to the amounts expected to be paid to the relevant tax authority. The factors considered in estimating the provision include the progress of discussions with the tax authorities, the complexity of respective tax legislation, valuations of assets for tax purposes and the level of documentary support for historical positions taken by previous owners. The provisions are made on the basis of a probability-weighted average of potential outcomes. Given the inherent uncertainties in assessing the outcomes of these exposures, the Company could in future periods experience adjustments to these provisions.
The principal considerations for our determination that performing procedures relating to provisions for uncertain tax positions is a critical audit matter are the (i) significant judgments made by management when identifying tax exposures, determining the valuation of assets for tax purposes and the estimation required due to the complexity of tax legislation across various jurisdictions, and ongoing discussions with local tax authorities in measuring payment expectation and the probability of risk crystallization, (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating evidence related to the identification, quantification and probability assessment of uncertain tax positions (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the identification, recognition and measurement of the provisions for uncertain tax positions, the valuation of assets for tax purposes and controls addressing completeness of the uncertain tax exposures. These procedures also included, among others, (i) testing the completeness, accuracy and relevance of the information used in the identification of uncertain tax exposures and in estimating the provision for uncertain tax positions; (ii) testing the process used by the company in estimating the provisions for uncertain tax positions; (iii) evaluating management’s assessment of the probability-weighted average of potential outcomes and amounts expected to be paid to the relevant tax authorities; (iv) assessing whether the uncertain tax positions remain appropriate to recognize when considering the tax laws in the relevant jurisdiction; and (v) evaluating the valuation of the assets for tax purposes, the status and results of tax audits and progress of discussions with the relevant tax authorities. Professionals with specialized skill and knowledge were used to assist in the evaluation of the completeness of the uncertain tax exposures identified, and the recognition and measurement of those exposures, including evaluating the reasonableness of management’s determination of the probability-weighted average of potential outcomes.

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
February 26, 2026

We have served as the Company’s or its predecessor's auditor since 2006.

Consolidated Statements of Financial Position

		December 31, 2025	December 31, 2024
	Notes	€m	€m
Non-current assets
Goodwill	13	2,104.7	2,106.1
Intangible assets	13	2,463.8	2,472.9
Property, plant and equipment	12	595.2	591.1
Other non-current assets	17	7.0	8.6
Derivative financial instruments	30	0.4	4.3
Deferred tax assets	15	17.1	14.7
Total non-current assets		5,188.2	5,197.7
Current assets
Cash and cash equivalents		324.8	403.3
Inventories	16	440.6	441.5
Trade and other receivables	17	350.8	334.6
Current tax receivable		26.1	37.6
Derivative financial instruments	30	4.5	16.9
Total current assets		1,146.8	1,233.9
Total assets		6,335.0	6,431.6
Current liabilities
Trade and other payables	19	794.9	829.1
Current tax payable		193.4	226.7
Provisions	21	27.6	27.1
Loans and borrowings	18	32.6	26.0
Derivative financial instruments	30	19.4	14.4
Total current liabilities		1,067.9	1,123.3
Non-current liabilities
Loans and borrowings	18	2,258.6	2,151.4
Employee benefits	20	138.4	152.1
Other non-current liabilities	19	0.4	0.5
Provisions	21	1.4	2.7
Derivative financial instruments	30	112.2	46.4
Deferred tax liabilities	15	259.3	292.7
Total non-current liabilities		2,770.3	2,645.8
Total liabilities		3,838.2	3,769.1
Net assets		2,496.8	2,662.5
Equity
Share capital and capital reserve	22	1,134.3	1,316.4
Share-based compensation reserve	23	16.9	26.2
Translation reserve	24	102.4	135.3
Other reserves	25	(12.9)	(14.9)
Retained earnings		1,256.1	1,199.5
Total equity		2,496.8	2,662.5

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Profit or Loss

		Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
	Note	€m	€m	€m
Revenue	5	3,032.5	3,099.8	3,044.5
Cost of sales		(2,209.5)	(2,182.0)	(2,185.8)
Gross profit		823.0	917.8	858.7
Other operating expenses		(419.2)	(461.3)	(445.8)
Exceptional items	7	(78.4)	(69.5)	(72.5)
Operating profit	6	325.4	387.0	340.4
Finance income	10	16.2	30.1	22.8
Finance costs	10	(196.3)	(139.2)	(109.6)
Net financing costs		(180.1)	(109.1)	(86.8)
Profit before tax		145.3	277.9	253.6
Taxation	11	(8.6)	(50.8)	(60.9)
Profit for the year		136.7	227.1	192.7

Earnings per share:
Basic earnings per share	26	€0.91	€1.41	€1.13
Diluted earnings per share	26	€0.91	€1.40	€1.13

All profits are attributable to the owners of the Parent Company.
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

		Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
	Notes	€m	€m	€m
Profit for the year		136.7	227.1	192.7
Other comprehensive income/(loss):
Actuarial gains/(losses) on defined benefit pension plans	20	16.1	3.7	(26.7)
Taxation (charge)/credit on remeasurement of defined benefit pension plans	11, 15	(4.9)	(1.1)	6.3
Items not reclassified to the Consolidated Statement of Profit or Loss		11.2	2.6	(20.4)
Exchange differences on translation of foreign operations		(32.9)	34.3	11.7
Cash flow hedges	25	(10.4)	5.5	(58.7)
Taxation credit/(charge) relating to components of other comprehensive income/(loss)	11, 15	1.6	(5.2)	18.5
Items that may be subsequently reclassified to the Consolidated Statement of Profit or Loss		(41.7)	34.6	(28.5)
Other comprehensive (loss)/income for the period, net of tax		(30.5)	37.2	(48.9)
Total comprehensive income for the period		106.2	264.3	143.8

All comprehensive income is attributable to the owners of the Parent Company.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

		Share capital and capital reserve	Share-based compensation reserve	Translation reserve	Other reserves	Retained earnings	Total Equity
	Note	€m	€m	€m	€m	€m	€m
Balance at January 1, 2023		1,596.7	13.8	89.3	19.8	886.6	2,606.2
Profit for the year		—	—	—	—	192.7	192.7
Other comprehensive income/(loss) for the year		—	—	11.7	(40.2)	(20.4)	(48.9)
Total comprehensive income/(loss) for the year		—	—	11.7	(40.2)	172.3	143.8
Deferred hedging losses transferred to the carrying value of inventory		—	—	—	(4.2)	—	(4.2)
Transactions with owners, recognized directly in equity
Vesting of non-executive restricted stock award	8	0.3	(0.3)	—	—	—	—
Repurchase of ordinary shares	22	(170.9)	—	—	—	—	(170.9)
Share based payment charge	8	—	24.1	—	—	—	24.1
Reclassification of awards for settlement of tax liabilities	23	—	(6.2)	—	—	(0.9)	(7.1)
Total transactions with owners, recognized directly in equity		(170.6)	17.6	—	—	(0.9)	(153.9)
Balance as of December 31, 2023		1,426.1	31.4	101.0	(24.6)	1,058.0	2,591.9

Consolidated Statements of Changes in Equity (continued)

		Share capital and capital reserve	Share-based compensation reserve	Translation reserve	Other reserves	Retained earnings	Total Equity
	Note	€m	€m	€m	€m	€m	€m
Balance at January 1, 2024		1,426.1	31.4	101.0	(24.6)	1,058.0	2,591.9
Profit for the year		—	—	—	—	227.1	227.1
Other comprehensive income/(loss) for the period		—	—	34.3	0.3	2.6	37.2
Total comprehensive income for the period		—	—	34.3	0.3	229.7	264.3
Deferred hedging gains transferred to the carrying value of inventory		—	—	—	9.4	—	9.4
Transactions with owners, recognized directly in equity
Vesting of non-executive restricted stock award	8	0.4	(0.4)	—	—	—	—
Issue of ordinary shares	23	9.5	(9.5)	—	—	—	—
Repurchase of ordinary shares	22	(119.6)	—	—	—	—	(119.6)
Dividends	22	—	—	—	—	(89.2)	(89.2)
Share based payment charge	8	—	8.8	—	—	—	8.8
Reclassification of awards for settlement of tax liabilities	23	—	(4.1)	—	—	1.0	(3.1)
Total transactions with owners, recognized directly in equity		(109.7)	(5.2)	—	—	(88.2)	(203.1)
Balance as of December 31, 2024		1,316.4	26.2	135.3	(14.9)	1,199.5	2,662.5

Consolidated Statements of Changes in Equity (continued)

		Share capital and capital reserve	Share-based compensation reserve	Translation reserve	Other reserves	Retained earnings	Total Equity
	Note	€m	€m	€m	€m	€m	€m
Balance at January 1, 2025		1,316.4	26.2	135.3	(14.9)	1,199.5	2,662.5
Profit for the year		—	—	—	—	136.7	136.7
Other comprehensive (loss)/income for the year		—	—	(32.9)	(8.8)	11.2	(30.5)
Total comprehensive (loss)/income for the year		—	—	(32.9)	(8.8)	147.9	106.2
Deferred hedging gains transferred to the carrying value of inventory		—	—	—	10.8	—	10.8
Transactions with owners, recognized directly in equity
Vesting of non-executive restricted stock award	8	0.4	(0.4)	—	—	—	—
Issue of ordinary shares	23	12.2	(12.2)	—	—	—	—
Repurchase of ordinary shares	22	(194.7)	—	—	—	—	(194.7)
Dividends	22	—	—	—	—	(91.3)	(91.3)
Share based payment charge	8	—	8.4	—	—	—	8.4
Reclassification of awards for settlement of tax liabilities	23	—	(5.1)	—	—	—	(5.1)
Total transactions with owners, recognized directly in equity		(182.1)	(9.3)	—	—	(91.3)	(282.7)
Balance as of December 31, 2025		1,134.3	16.9	102.4	(12.9)	1,256.1	2,496.8
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

		Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
	Note	€m	€m	€m
Cash generated from operations before tax and exceptional items	28	475.1	552.2	591.2
Payments relating to exceptional items		(70.3)	(72.1)	(67.6)
Receipts relating to exceptional items		—	4.4	—
Tax received		4.0	—	—
Tax paid		(78.1)	(49.1)	(92.8)
Net cash flows generated from operating activities		330.7	435.4	430.8
Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets		(78.5)	(80.3)	(82.4)
Interest received		3.9	10.2	5.3
Redemption of investments		—	5.7	0.3
Net cash used in investing activities		(74.6)	(64.4)	(76.8)
Cash flows from financing activities
Repurchase of ordinary shares	22	(195.6)	(118.7)	(170.9)
Dividends paid	22	(91.3)	(89.2)	—
Payments related to shares withheld for tax	23	(6.9)	(5.8)	(7.1)
Proceeds from new loans and notes		193.2	—	6.0
Repayment of loan principal		(57.1)	(6.5)	(12.6)
Payment of lease liabilities		(34.2)	(31.3)	(30.1)
Payment of financing fees		(19.0)	(2.7)	(3.3)
Interest paid		(111.9)	(112.2)	(93.9)
Payment of interest on tax relating to legacy tax audits		—	—	(9.2)
Payment on settlement of derivatives		(9.3)	—	(0.4)
Net cash used in financing activities		(332.1)	(366.4)	(321.5)
Net (decrease)/increase in cash and cash equivalents		(76.0)	4.6	32.5
Cash and cash equivalents at beginning of period		403.3	399.7	366.8
Effect of exchange rate fluctuations		(2.5)	(1.0)	0.4
Cash and cash equivalents at end of period		324.8	403.3	399.7

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
1.General information
Nomad Foods Limited was incorporated in the British Virgin Islands on April 1, 2014. The address of Nomad’s registered office is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands. The Company is domiciled for tax in the United Kingdom.
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
2.Basis of preparation
The consolidated financial statements of Nomad and its subsidiaries (the “Company” or “Nomad”) have been prepared in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board.
The consolidated financial statements were approved for issuance by the Board of Directors of Nomad Foods Limited on February 26, 2026.
The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis using our historical experience, as well as other factors we believe are appropriate under the circumstances, such as supply chain disruptions and high inflation. Actual results could differ from these estimates. The Directors, at the time of approving these financial statements, have a reasonable expectation that the Company has adequate resources to continue in operational existence for at least 12 months from the date of signing these financial statements given the cash funds available and the current forecast cash outflows. In preparing cash flow forecasts, management considers severe but plausible downside scenarios taking into consideration the Company's key risks, including the current economic climate which may adversely impact the Company. Having considered these risks the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis in preparing these financial statements.
New and amended IFRS accounting standards adopted by the Company
In the current year, the following are newly effective requirements:

–IAS 21 'Lack of exchangeability (Amendments to IAS The Effects of Changes in Foreign Exchange Rates)' issued by the IASB which is mandatorily effective for an accounting period that begins or on after 1 January 2025.

–Disclosures about Uncertainties in the Financial Statements - Amendments to Illustrative Examples on IFRS 7 Financial statements, IAS 1 Presentation of Financial statements, IAS 8 Presentation of Disclosure in Financial Statements, IAS 1 Presentation of Financial Statements, IAS 8 Basis of Preparation of Financial Statements, IAS 36 Impairment of Assets and IAS 37 Provisions, Contingent Liabilities and Contingent Assets.
The Company has evaluated the impact of these requirements and has concluded that the adoption of these does not cause a material impact.
Recently issued and not yet adopted accounting pronouncements under IFRS
IFRS 18 'Presentation and Disclosure in Financial Statements' ("IFRS 18")
On April 9, 2024, the IASB issued IFRS 18. IFRS 18 replaces IAS 1 'Presentation of Financial Statements'. The new Accounting Standard introduces a number of changes to the structure of the Statement of Profit or Loss, more transparency in the presentation of management's own performance measures and more granularity in reporting of financial information. The main impacts of the new Accounting Standard include:
–Improved comparability in the Statement of Profit or Loss by introducing a set of clearly defined categories based on main business activities (i.e. operating, investing and financing);
–Requiring disclosure about management-defined performance measures; and

–Adding new principles for aggregation and disaggregation of information.
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
–Clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
–Clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
–Add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and
–Update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).
Amendments to IFRS 9 and IFRS 7 applies for annual reporting periods beginning on or after January 1, 2026. The Company does not expect these amendments to have a material impact on its operations or financial statements.
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
3.Material accounting policies
The accounting policies set out below have, unless otherwise stated, been applied consistently. Judgments made by the Directors in the application of these accounting policies that have a significant effect on the financial statements and key sources of estimation uncertainty are discussed in Note 4.
3.1    Measurement convention
The financial statements are prepared on the historical cost basis with the exception of derivative financial instruments, business combinations, and share based payments which are stated at fair value.
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
ii)    Assets and liabilities of foreign operations
For the purposes of presenting consolidated financial statements, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated at foreign exchange rates ruling at the financial year ended December 31, 2025 of £1:€1.15 (December 31, 2024: £1:€1.21). The revenues and expenses of foreign operations are translated at an average rate for the period where this rate approximates to the foreign exchange rates ruling at the dates of the transactions. The average rate used for year ended December 31, 2025 is £1:€1.17 (year ended December 31, 2024: £1:€1.18, year ended December 31, 2023: £1:€1.15).
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
Goodwill is allocated to the group of cash generating units for impairment testing purposes. Goodwill is not amortized but is tested at least annually for impairment.
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

3.7    Impairment of non-current assets
Impairment losses are recognized in the Consolidated Statement of Profit or Loss in the period in which they arise. For goodwill and assets that have an indefinite useful life an impairment review is performed at least annually. Assets that are subject to amortization are reviewed for impairment if events or changes in circumstances indicate that the net carrying amount may not be recoverable. An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.
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
iii)    Share-based payment schemes
Employee benefits given through share-based payment schemes are discussed further in section 3.14 of this note.
3.11    Provisions
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
3.12    Financial instruments
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
To assist in managing operating cash flow, we may enter into non-recourse factoring arrangements with certain receivables whereby we sell specific accounts receivables to one or more external financial institutions. The risks and rewards of ownership are considered to have been transferred at the point of sale. Up to the point of sale, these receivables are treated as held for sale and measured at fair value through Profit or Loss. Under the terms of the contractual arrangements, the Company may continue to collect the cash from the customer receivables sold, albeit acting solely as a collecting agent on behalf of the purchaser of receivables. Any cash received from customers which is due to be paid to the agent is presented as a financial liability in the Consolidated Statement of Financial Position and as a financing activity within the Consolidated Statement of Cash Flows. Factoring fees associated with the sale of factored receivables were minimal for all periods presented. See Note 17.
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

Trade receivables are presented net of associated contract liabilities, referred to as 'trade terms' as discussed further in Note 3.13 and Note 4.
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
3.13    Revenue from contracts with customers
The Company manufactures and sells a range of frozen foods to retail, wholesale and Food Service markets. Revenue is recognized when control of the products has transferred, being when the products are delivered to the customer in accordance with the contractual arrangements. At this point, there is no unfulfilled performance obligation that could affect the customer’s acceptance of the product, except for returns due to quality. A provision for product return allowances, which is estimated based upon the Company’s historical performance and management’s experience, is recorded as a reduction of sales in the same period that the revenue is recognized. Revenue excludes sales taxes and intra-company sales.
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
3.14    Share based payments
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
3.16    Expenses & Exceptional items
i)    Borrowing costs
Unless capitalized as part of the cost of borrowing (see Note 3.12(iii)), borrowing costs are recognized in the Consolidated Statement of Profit or Loss in the period in which they are incurred.
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
3.18    Dividends
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
3.20    IFRS not yet adopted
At the date of authorization of these financial statements, except as disclosed in Note 2, there are no Standards and Interpretations relevant to the Company which are in issue but not yet effective.
4.Key judgments and significant accounting estimates
The preparation of financial statements in accordance with IFRS requires the use of judgment in applying the accounting policies and estimation that affect the reported amounts of assets and liabilities and results. Actual results could differ from those estimates and the financial statements will be impacted by key judgments taken.

Key Judgments
Key judgments are those made by management in the process of applying accounting policies that have the most significant effect on the amounts recognized in the financial statements. Judgments which are considered key are listed below.
a)        Uncertain tax positions
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
Trade promotions comprise of amounts paid to retailers for programs designed to promote Company products and include pricing allowances, merchandising funds and customer coupons, which are offered through various programs to customers and consumers. The ultimate costs of these programs can depend upon retailer performance and is the subject of significant management estimates. The estimated ultimate cost of the program is based upon the programs offered, timing of those offers, estimated retailer performance based on history, management’s experience, forecast sales, the redemption rate and current economic trends.
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
The accruals are presented as ‘trade terms’ and offset against trade receivables due to the same customer, or as trade term payables where there is no receivable to be offset. The balance of the reduction in trade receivables for trade terms as of December 31, 2025 is disclosed in Note 17 and the balance classified as a trade term payable is disclosed in Note 19.

b)        Employee benefit obligation
The Company operates a number of defined benefit pension schemes and post-employment benefit schemes which are valued by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. Each scheme has an actuarial valuation performed and is dependent on a series of assumptions to estimate the projected obligations, including discount rate, rate of increase in salaries, rate of inflation and rate of increase of pensions in payment. The assumptions include variables which are revised periodically, that include discount rates, expected salary increases, inflation, employee turnover, retirement age, mortality and medical care costs. Our assumptions reflect historical experience and management's best judgment regarding future obligations. The assumptions used affect the current service cost and interest expense as well as changes in the obligation recognized. Net actuarial gains or losses arising from changes in assumptions and from experience are recognized in other comprehensive income/(loss).
Since defined benefit pension schemes and post-employment benefit schemes are measured on a discounted basis, the discount rate applied has an impact on the expense and obligation recognized. These discount rates are determined by reference to market yields at the end of the reporting period on high quality corporate bonds, except for Sweden where a deep market does not exist, where mortgage bonds are used. Note 20 in Item 18 contains additional details on the schemes and obligation, including a sensitivity analysis over the key assumptions.
c)        Carrying value of goodwill and indefinite life brands
The Company's goodwill and indefinite life brand values have been allocated based on the enterprise value at acquisition of each cash generating unit. Goodwill is monitored at an operating segment level for which the Company has one reporting and operating segment. Determining whether goodwill and indefinite life brands are impaired requires an estimation of the value in use. The review is performed using a discounted cash flow model to calculate the value in use of the Frozen segment. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash generating unit and a suitable discount rate in order to calculate present value. This requires us to make assumptions and estimates regarding historical information, future plans and external sources. Future cash flows for the purposes of the value in use calculation are taken from budgets prepared by management. Details of impairment reviews including disclosures covering sensitivities are provided in Note 13.
5.Segment reporting
Nomad has one reporting and operating segment, "Frozen", reflected in the segment presentation below for the periods presented. The CODM primarily uses “Adjusted EBITDA”, disclosed in Note 3.19, as the key measure of the segment’s results, which is considered non-IFRS financial information.
Segment Adjusted EBITDA

		Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
	Note	€m	€m	€m
Profit for the year		136.7	227.1	192.7
Taxation		8.6	50.8	60.9
Net financing costs		180.1	109.1	86.8
Depreciation and amortization		109.4	96.9	95.0
Exceptional items	7	78.4	69.5	72.5
Other add-backs		9.5	11.7	27.1
Adjusted EBITDA		522.7	565.1	535.0

Other add-backs include the elimination of share based payment expense and related employer payroll expense of €8.4 million (2024: €10.4 million, 2023: €26.1 million) and elimination of non-operating M&A related costs, professional fees and transaction costs of €1.1 million (2024: €1.3 million, 2023: €1.0 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.

No information on segment assets or liabilities is presented to the CODM.
Product information
Management considers the products it sells belong to one category, being "Frozen".
Geographical information
External revenue by geography

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
	€m	€m	€m
United Kingdom	829.3	879.6	869.4
Italy	390.5	392.5	377.8
Germany	375.3	384.8	397.2
France	214.3	212.6	209.3
Croatia	145.6	141.8	136.3
Sweden	142.6	134.6	138.1
Serbia	132.3	130.8	117.5
Austria	128.3	132.1	126.9
Norway	120.9	121.1	124.2
Spain	80.9	83.2	82.7
Switzerland	78.5	80.7	80.4
Rest of Europe	394.0	406.0	384.7
Total external revenue by geography	3,032.5	3,099.8	3,044.5

Non-current assets by geography

	December 31, 2025	December 31, 2024
	€m	€m
United Kingdom	161.9	174.9
Germany	145.5	134.7
Serbia	69.2	65.8
Italy	67.5	67.4
Croatia	64.4	58.3
Ireland	36.2	34.4
Norway	22.4	23.3
Sweden	7.9	18.6
Rest of Europe	71.2	69.6
Total non-current assets by geography	646.2	647.0
Non-current assets exclude deferred tax assets, goodwill and brands which are not bound to one geographical area.

6.Operating profit
Operating profit is stated after charging:

		Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
	Note	€m	€m	€m
Staff costs	8	439.0	453.6	421.8
Depreciation of property, plant and equipment	12	100.0	88.1	87.3
Amortization of intangible assets	13	9.4	8.8	7.7
Expense relating to low value and short-term leases		7.5	10.8	9.1
Net foreign exchange losses (a)		2.6	14.6	14.2
Research & development expenditure		23.3	20.9	20.9
Inventories recognized as an expense within cost of goods sold		2,006.7	1,982.8	2,053.4

(a) Amounts recognized in operating profit before the effect of hedge accounting.
7.Exceptional items
Exceptional items are made up as follows:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
	€m	€m	€m
Business transformation program (1)	53.2	68.0	68.4
Organizational streamlining program (2)	21.9	—	—
Supply chain network optimization (3)	3.1	—	—
Settlement of legacy matters (4)	0.2	1.5	(0.8)
Fortenova Acquisition integration costs (5)	—	—	4.3
Information Technology transformation program (6)	—	—	0.6
Total exceptional items	78.4	69.5	72.5
We do not consider these items to be indicative of our ongoing operating performance, allowing investors and management to assess operating performance on a consistent basis.
(1)Business transformation program
In 2020, the Company launched a multi-year, enterprise-wide transformation and optimization program. The program aims to transform data, processes and systems to enable better decision making and analytical capability, building a platform and organization to support future growth and provide better value for shareholders. The program includes the implementation of a new ERP system in some countries.
In February 2026, management realigned the program to focus on data and process transformation. There are currently no plans to roll out the new ERP system to more countries. The project is expected to extend beyond 2027.
The expense in 2025 includes €9.5 million for the derecognition of ERP development costs. Other expenses incurred to date consist of restructuring, severance and transformational project costs, including business technology transformation initiative costs and related professional fees.
(2)Organizational streamlining program

In 2025, the Company executed an enterprise-wide restructuring program relating to non-factory operations. The program aims to significantly reduce operational expense through an optimization of the organizational structure. The expense includes CEO transition costs of €1.9 million. Expenses consist primarily of severance costs. The program is expected to be completed in 2026.

(3)Supply chain network optimization
In 2025, the Company initiated a supply chain network optimization program which aims to enhance operational efficiency. The program is expected to incur restructuring costs, including accelerated depreciation of assets and severance costs. Under this program, the Company commenced its plan to close operations at a factory in Sweden. In addition to the exceptional expense recorded above, the useful lives of certain fixed assets have been reassessed and incremental depreciation of €9.9 million has been recognized in cost of sales. The project is expected to run until 2027.
(4)Settlement of legacy matters

A net expense of €0.2 million has been recognized associated with the release of acquired provisions relating to periods prior to acquisition by the Company and other gains or charges associated with items that were originally recognized as exceptional (year ended December 31, 2024: net expense of €1.5 million, year ended December 31, 2023: net income of €0.8 million).
(5)Fortenova Acquisition integration costs
The Company completed the acquisition of the Fortenova Group’s Frozen Food Business Group on September 30, 2021, following which the Company began an integration project which was completed in 2023. Integration expenses incurred relate to external consultancy costs, organizational structure alignment to Nomad design, systems configuration and roll-out of our controls environment to the acquired business.
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
Tax impact of exceptional items
The tax impact of the exceptional items amounts to a credit of €18.7 million in the year ended December 31, 2025 (year ended December 31, 2024: €17.1 million, year ended December 31, 2023: €17.3 million).
Cash flow impact of exceptional items
Included in the Consolidated Statements of Cash Flows for the year ended December 31, 2025 is €70.3 million of cash outflows (year ended December 31, 2024: net cash outflows of €67.7 million, year ended December 31, 2023: cash outflows of €67.6 million) relating to exceptional items. This includes cash flows related to the above items as well as cash payments for the settlement of provisions brought forward from previous accounting periods.

8.Payroll costs, share based payments and management incentive schemes
(a)Payroll costs
The table below discloses the Company’s aggregate payroll costs of employees. Payroll costs exclude long term management incentive scheme and share based payment costs, but includes bonus costs.

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
	€m	€m	€m
Wages and salaries	332.3	347.7	330.5
Social security costs	89.9	88.4	73.8
Other pension costs	16.8	17.5	17.5
Total payroll costs	439.0	453.6	421.8
(b)Share based payments
The Company's discretionary share award scheme (the EIP, which in 2025 succeeded the LTIP), enables the Company’s Compensation Committee to make grants in the form of rights over ordinary shares (“Awards”), to any Director or employee of the Company. It is the Compensation Committee’s current intention that Awards be granted only to senior management, including senior management also serving as a director, whilst recognizing separate annual restricted share unit awards for Non-Executive Directors.
All Awards are to be settled by physical delivery of shares.
Directors' and Senior Management Share Awards
As part of its long term incentive initiatives, the Company awards performance share awards and restricted share unit awards to the management team (the “Management Share Awards”).
The Company's performance share awards are subject to market and/or non-market performance criteria and includes a service condition. All performance share awards active during the current reporting period are subject to non-market performance only. Restricted share unit awards are subject to a service condition of continued employment during the vesting period only.
The Awards active during the current and prior reporting periods are detailed below.
2023:

	2018 Award	2019 Award	2020 Award	2021 Award	2022 Award	2023 Award	Other Awards	Total
Number of awards outstanding at January 1, 2023	193,990	152,695	598,173	683,549	894,750	—	176,000	2,699,157
Granted	—	—	—	—	—	1,209,137	87,000	1,296,137
Forfeited	—	—	(11,735)	(77,949)	(164,156)	(205,329)	(100,000)	(559,169)
Lapsed	—	—	(171,579)	—	—	—	—	(171,579)
Vested and issued	(193,990)	(152,695)	(414,859)	—	—	—	—	(761,544)
Number of awards outstanding at December 31, 2023	—	—	—	605,600	730,594	1,003,808	163,000	2,503,002

2024:

	2021 Award	2022 Award	2023 Award	2024 Award	Other Awards	Total
Number of awards outstanding at January 1, 2024	605,600	730,594	1,003,808	—	163,000	2,503,002
Granted	—	—	—	1,193,261	292,991	1,486,252
Forfeited	—	(25,611)	(81,558)	(134,069)	(14,000)	(255,238)
Lapsed	(129,048)	—	—	—	—	(129,048)
Vested and issued	(476,552)	—	—	—	—	(476,552)
Number of awards outstanding at December 31, 2024	—	704,983	922,250	1,059,192	441,991	3,128,416
2025:

	2022 Award	2023 Award	2024 Award	2025 Award	Other Awards	Total
Number of awards outstanding at January 1, 2025	704,983	922,250	1,059,192	—	441,991	3,128,416
Granted	—	—	—	1,200,731	259,000	1,459,731
Forfeited	(148,989)	(145,095)	(185,685)	(156,243)	(35,000)	(671,012)
Vested and issued	(555,994)	—	—	—	(76,000)	(631,994)
Number of awards outstanding at December 31, 2025	—	777,155	873,507	1,044,488	589,991	3,285,141
In January 2023, based upon vesting of the 2018 and 2019 Management Share Award, 190,356 new ordinary shares of the Company were issued, net of 156,329 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities of the participants arising on the vested ordinary shares. There remained no outstanding awards of the 2018 and 2019 Management Share Award at December 31, 2023.
In February 2023, based upon vesting of the 2020 Management Share Award, 222,780 new ordinary shares of the Company were issued, net of 192,079 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities of the participants arising on the vested ordinary shares. There remained no outstanding awards of the 2020 Management Share Award at December 31, 2023.
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
In April 2024, based upon vesting of the 2021 Management Share Award, 256,687 new ordinary shares of the Company were issued, net of 219,865 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities of the participants arising on the vested ordinary shares. There remained no outstanding awards of the 2021 Management Share Award at the beginning of the current reporting period.
In February 2025, based upon vesting of the 2022 Management Share Award, 349,823 new ordinary shares of the Company were issued, net of 282,171 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities of the participants arising on the vested ordinary shares. There remained no outstanding awards of the 2022 Management Share Award at the end of the current reporting period.
During 2023, 1,209,137 performance share awards were granted as part of the 2023 Management Share Award. The performance period associated with the performance share awards is from January 1, 2023 to 1 January 2026. The performance share awards will vest, subject to meeting the Company's target cumulative Adjusted EBITDA by January 1, 2026, a non-market performance condition. Also in the year, 87,000 restricted share unit awards, subject to three year service condition, were granted ("Other awards").

During 2024, 1,193,261 share awards were granted as part of the 2024 Management Share Award, consisting 1,145,512 performance share awards and 47,749 restricted share unit awards. The performance period associated with the performance share awards is from January 1, 2024 to January 1, 2027. The performance share awards are subject to non-market performance conditions which include meeting the Company's target cumulative Adjusted EBITDA and Adjusted Free Cash Flow Productivity by January 1, 2027. Additionally in the year, a further 292,991 restricted share unit awards, with a three year service condition, were granted ("Other awards") .
During 2025, 1,145,708 performance share awards and 55,023 restricted share unit awards were granted as part of the 2025 Management Share Award. The performance period associated with the performance share awards is from January 1, 2025 to January 1, 2028. The performance share awards are subject to non-market performance conditions which include meeting the Company's target cumulative Adjusted EBITDA and Adjusted Free Cash Flow Productivity by January 1, 2028. Additionally in the year, a further 259,000 restricted share unit awards were granted ("Other awards"). The service condition on restricted share unit awards approximates three years, save for 150,000 restricted share unit awards, which are subject to a one year service condition only.
The share-based payment expense reported within the Consolidated Statement of Profit or Loss for the year ended December 31, 2025 related to the Director and Management Share Awards is €7.8 million (year ended December 31, 2024: €8.2 million: year ended December 31, 2023: €23.5 million).
The Company calculates the cost of the Management Share Awards based upon their fair value. The performance share awards which were active during the reporting period are subject to non-market performance conditions only. Both performance share awards and restricted share unit awards do not accrue dividends during the vesting period. The Company recognizes the share price at grant date as the fair value of the awards. The fair values and remaining contractual life of the share awards are as follows:

	2023 award	2024 award	2025 award
Grant date price and fair value of share award	$17.24	$16.95	$18.90
Exercise price	$—	$—	$—
Remaining contractual life of performance share award	Nil	1 year	2.2 years
Remaining contractual life of restricted share unit award	Not applicable	1 year	2.2 years

Non-Executive Directors' Restricted Share Unit Awards
In accordance with the Board approved independent Non-Executive Director compensation guidelines, each independent Non-Executive Director was entitled to a grant of $100,000 of restricted shares annually on the date of the annual general meeting, valued at the closing market price for such shares on this date. From July 2025, the annual grant increased to $140,000. The restricted shares vest on the earlier of thirteen months from the date of grant or the date of the Company’s next annual meeting of shareholders.
On July 6, 2023, after the Company's annual general meeting of shareholders, the current Non-Executive Directors were granted 35,082 restricted stock awards at a share price of $17.10. These Non-Executive Directors restricted share unit awards vested on July 10, 2024 and 23,118 were issued, after 11,964 shares were held back by the Company to settle personal tax liabilities.
On July 10, 2024, after the Company's annual general meeting of shareholders, the current Non-Executive Directors were granted 36,738 restricted stock awards at a share price of $16.33. All 36,738 restricted stock awards vested on July 10, 2025 and 24,135 were issued, after 12,603 shares were held back by the Company to settle personal tax liabilities.
On July 10, 2025, after the Company's annual general meeting of shareholders, the current Non-Executive Directors were granted 49,092 restricted stock awards at a share price of $17.11. This annual restricted stock grant is issued under the Company's EIP and, beginning with the year 2025, is equal to $140,000 of ordinary shares valued at the date of issue. The award will vest on the earlier of the date of next year's annual meeting of shareholders or 13 months from the issuance date.
On October 16, 2025, a newly appointed Non-Executive Director was granted 8,378 restricted stock awards at a share price of $16.71. This grant is issued under the same terms and will vest at the same time as other restricted stock awards granted on July 10, 2025.

The total charge for Non-Executive Directors' grants within the Consolidated Statement of Profit or Loss for the year ended December 31, 2025 for stock compensation awards was €0.6 million (year ended December 31, 2024: €0.6 million; year ended December 31, 2023: €0.6 million).
9.Directors and Key Management compensation

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
	€m	€m	€m
Short-term employee benefits	2.4	3.3	3.5
Share based payment expense	7.2	3.7	11.6
Termination benefits	1.1	0.8	—
Non-Executive Director fees	0.4	0.3	0.3
Total Directors' and executive officers' compensation	11.1	8.1	15.4
All significant management decision making authority is vested within the Board of Directors and the executive team, therefore key management are considered to be the Directors and executive Officers.

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Benefits are accruing to the following number of current key management personnel under:
Defined contribution plans	2	2	2
Share based payment schemes	2	2	2
10.Finance income and costs

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
	€m	€m	€m
Interest income	6.2	10.0	5.8
Reversal of impairment loss on short term investments	—	5.7	0.3
Net financing gain recognized on debt transactions (a)	—	14.4	16.7
Net foreign exchange gains on translation of financial assets and liabilities	10.0	—	—
Finance income	16.2	30.1	22.8
Interest and finance charges paid/payable for lease liabilities and financial liabilities not at fair value through profit or loss (b)	(108.7)	(125.6)	(123.8)
Cross-currency interest rate swaps: cash flow hedges, transfer from equity (c)	(0.3)	19.1	32.7
Net pension interest costs	(5.3)	(4.7)	(4.6)
Other interest expense (d)	—	—	(3.5)
Amortization of debt discounts and borrowing costs	(6.1)	(7.0)	(6.4)
Net foreign exchange losses on translation of financial assets and liabilities	—	(20.6)	(3.0)
Net fair value losses on derivatives held at fair value through profit or loss	—	(0.4)	(1.0)
Financing loss recognized on debt transactions (e)	(75.9)	—	—
Finance costs	(196.3)	(139.2)	(109.6)
Net finance costs	(180.1)	(109.1)	(86.8)

(a) Net income in 2024 of €14.4 million has been recognized from the repricing of debt in February and May 2024, representing a modification gain net of transaction costs. Net income in 2023 of €16.7 million has been recognized from the repricing of debt in September 2023, representing a modification gain net of transaction costs. Transactions relating to the Company's repricing activities are detailed in Note 18.
(b) Includes the unwinding of discounting on lease liabilities.
(c) In 2025, as part of the refinancing on November 10, 2025 as detailed in Note 29, €0.7 million of other reserves relating to the portion of the refinanced USD debt for which cash flows are still expected to occur has been released to the Statement of Profit or Loss in alignment to the original hedged cash flows. A similar adjustment resulted from the refinancing on November 8, 2022 with a release of €7.8 million in 2024 and €23.5 million in 2023.
(d) Other interest expense includes interest on tax relating to legacy tax audits.
(e) An expense of €75.9 million has been recognized as a consequence of the refinancing on November 10, 2025, as detailed in Note 18 and Note 29. Of this expense, €1.3 million relates to the recognition of deferred losses on cross currency interest rate swaps where the hedged cash flows are no longer expected to occur, €20.1 million of transaction costs, a €5.6 million non-cash loss on settlement as well as a charge of €48.9 million from the write-off of deferred transaction costs and unrealized gains from previous repricing transactions.
11.Taxation

		Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
	Note	€m	€m	€m
Current tax expense
Current tax on profits for the period		43.4	94.6	60.7
Adjustments in respect of prior periods		5.3	(2.0)	4.5
		48.7	92.6	65.2
Deferred tax (benefit)/expense
Origination and reversal of temporary differences		(40.1)	(41.8)	(5.2)
Impact of change in tax rates		—	—	0.9
	15	(40.1)	(41.8)	(4.3)
Total tax expense		8.6	50.8	60.9
Reconciliation of effective tax rate:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
	€m	€m	€m
Profit before tax	145.3	277.9	253.6
Tax charge at the standard UK corporation tax rate 25% (2024: 25%; 2023: 23.5%)	36.3	69.4	59.6
Difference in tax rates	(2.1)	(3.0)	3.5
Non tax deductible interest	—	—	(0.8)
Other income and expenses not taxable or deductible	10.4	4.5	11.7
Movement in unrecognized deferred tax	1.5	5.2	(5.7)
Recognition of previously unrecognized deferred tax assets	(10.5)	—	—
Movement in uncertain tax position	(32.3)	14.4	(12.8)
Impact of change in tax rates	—	—	0.9
Change in tax base of intangible assets due to internal reorganization	—	(37.7)	—
Prior period adjustment	5.3	(2.0)	4.5
Total tax expense	8.6	50.8	60.9

Effective tax rates
The Company is resident in the United Kingdom for tax purposes. The effective tax rate for the year ended December 31, 2025 was 5.9% (year ended December 31, 2024: 18.3%). The change is principally caused by the recognition of previously unrecognized deferred tax assets, as well as a reduction in the provision for uncertain tax positions, primarily driven by the release of provisions owing to the passage of time.

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
Notwithstanding this, management believes that the Company’s tax position on all open matters including those in current discussion with local tax authorities is robust and that the Company is appropriately provided. As of December 31, 2025, the current tax payable of €193.4 million and deferred tax liabilities of €259.3 million includes provisions for uncertain tax positions of €101.5 million. As of December 31, 2024, the current tax payable of €226.7 million and deferred tax liabilities of €292.7 million included provisions for uncertain tax positions of €140.4 million.
The UK statutory rate of corporation tax increased from 19% to 25% with effect from April 1, 2023. The average UK statutory rate of corporation tax was 25.0% for the year ended December 31, 2025 (year ended December 31, 2024: 25.0%; year ended December 31, 2023: 23.5%).
In December 2021, the OECD released a framework for Pillar Two Model Rules which has introduced a global minimum corporate tax rate of 15% applicable to multinational enterprise groups with a global revenue over €750 million, effective from 1 January 2024. Management has reviewed this legislation, and is monitoring the status of implementation of the model rules in the UK as well as in the EU and other jurisdictions. The Company has concluded that the overall tax charge is not materially affected by the application of the legislation, based on current facts and circumstances, as all of the material jurisdictions in which the group operates have a statutory rate of 15% or above, and has not recognized a current tax charge. The Company has applied the exemption to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
The tax charge/(benefit) relating to components of other comprehensive income/(loss) is as follows:

		Before tax	Tax charge	After tax
Year ended December 31, 2025	Note	€m	€m	€m
Remeasurement of post-employment benefit liabilities		16.1	(4.9)	11.2
Exchange differences on translation of foreign operations		(32.9)	—	(32.9)
Cash flow hedges		(10.4)	1.6	(8.8)
Other comprehensive (loss)/income		(27.2)	(3.3)	(30.5)
Current tax			—
Deferred tax	15		(3.3)
			(3.3)
		Before tax	Tax charge	After tax
Year ended December 31, 2024	Note	€m	€m	€m
Remeasurement of post-employment benefit liabilities		3.7	(1.1)	2.6
Exchange differences on translation of foreign operations		34.3	—	34.3
Cash flow hedges		5.5	(5.2)	0.3
Other comprehensive income/(loss)		43.5	(6.3)	37.2
Current tax			—
Deferred tax	15		(6.3)
			(6.3)
		Before tax	Tax benefit	After tax
Year ended December 31, 2023		€m	€m	€m
Remeasurement of post-employment benefit liabilities		(26.7)	6.3	(20.4)
Exchange differences on translation of foreign operations		11.7	—	11.7
Cash flow hedges		(58.7)	18.5	(40.2)
Other comprehensive (loss)/income		(73.7)	24.8	(48.9)
Current tax			—
Deferred tax			24.8
			24.8
Amounts recognized directly in equity
Aggregate current and deferred tax arising in the reporting period is not recognized in either net profit or loss or other comprehensive income but is directly credited to equity. These relate to the payment of employer taxes on shares issued under management share awards.

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
	€m	€m	€m
Current tax benefit	—	—	0.3
Deferred tax (charge)/benefit	(0.1)	3.3	(1.5)
	(0.1)	3.3	(1.2)

12.Property, plant and equipment

	December 31, 2025	December 31, 2024
	€m	€m
Owned property, plant and equipment (i)	527.7	518.6
Right-of-use assets (ii)	67.5	72.5
Property, plant and equipment	595.2	591.1

(i)    Owned property, plant and equipment

	Land and buildings	Plant and equipment	Computer equipment	Total
	€m	€m	€m	€m
Cost
Balance at December 31, 2023	239.2	577.2	18.3	834.7
Additions	14.2	49.5	2.3	66.0
Transfer from inventory (note 16)	—	9.7	—	9.7
Disposals	(1.0)	(3.4)	(5.2)	(9.6)
Effect of movements in foreign exchange	2.4	9.0	0.1	11.5
Balance at December 31, 2024	254.8	642.0	15.5	912.3
Additions	11.7	59.9	3.0	74.6
Transfer from inventory (note 16)	—	17.0	—	17.0
Disposals	—	(5.1)	(0.2)	(5.3)
Effect of movements in foreign exchange	(3.0)	(11.4)	(0.1)	(14.5)
Balance at December 31, 2025	263.5	702.4	18.2	984.1
Accumulated depreciation and impairment
Balance at December 31, 2023	57.9	266.4	8.8	333.1
Depreciation	10.9	47.5	3.0	61.4
Disposals	(0.1)	(3.3)	(5.1)	(8.5)
Effect of movements in foreign exchange	1.3	6.3	0.1	7.7
Balance at December 31, 2024	70.0	316.9	6.8	393.7
Depreciation	14.9	53.9	2.8	71.6
Impairment	—	0.3	—	0.3
Transfer from inventory (note 16)	—	5.2	—	5.2
Disposals	—	(4.3)	(0.2)	(4.5)
Effect of movements in foreign exchange	(1.8)	(8.1)	—	(9.9)
Balance at December 31, 2025	83.1	363.9	9.4	456.4
Net book value December 31, 2023	181.3	310.8	9.5	501.6
Net book value December 31, 2024	184.8	325.1	8.7	518.6
Balance at December 31, 2025	180.4	338.5	8.8	527.7

Assets under construction
Additions for the year ended December 31, 2025 include assets under construction of €38.5 million (year ended December 31, 2024: €27.2 million).

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

(ii)    Right-of-use assets

	December 31, 2025	December 31, 2024
	€m	€m
Net book value
Land and Buildings	42.6	50.8
Plant and equipment and motor vehicles	24.8	21.6
Computer equipment	0.1	0.1
Right-of-use assets	67.5	72.5

Additions to right-of-use assets during the year ended December 31, 2025 were €28.1 million (year ended December 31, 2024: €40.8 million).
Lease liabilities are included within loans and borrowings in Note 18. Interest on lease liabilities is presented as a finance cost in Note 10. Payments of lease liabilities are included as a financing activity within the Consolidated Statement of Cash Flows.

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
	€m	€m	€m
Depreciation
Land and Buildings	18.4	17.6	19.8
Plant and equipment and motor vehicles	10.0	9.0	7.7
Computer equipment	—	0.1	0.1
Depreciation expense of right-of-use assets	28.4	26.7	27.6

13.Goodwill and Intangible assets

	Goodwill	Brands	Computer software	Customer relationships	Total
	€m	€m	€m	€m	€m
Cost
Balance at December 31, 2023	2,105.0	2,430.1	69.3	35.3	4,639.7
Additions	—	—	14.8	—	14.8
Disposals	—	—	(0.9)	—	(0.9)
Effect of movements in foreign exchange	1.1	(1.0)	(0.2)	—	(0.1)
Balance at December 31, 2024	2,106.1	2,429.1	83.0	35.3	4,653.5
Additions	—	0.1	9.3	—	9.4
Disposals	—	—	(9.5)	—	(9.5)
Effect of movements in foreign exchange	(1.4)	0.7	0.3	—	(0.4)
Balance at December 31, 2025	2,104.7	2,429.9	83.1	35.3	4,653.0

	Goodwill	Brands	Computer software	Customer relationships	Total
	€m	€m	€m	€m	€m
Accumulated amortization and impairment
Balance at December 31, 2023	—	8.5	34.0	24.0	66.5
Amortization	—	0.4	6.6	1.8	8.8
Disposals	—	—	(0.6)	—	(0.6)
Effect of movements in foreign exchange	—	—	(0.2)	—	(0.2)
Balance at December 31, 2024	—	8.9	39.8	25.8	74.5
Amortization	—	0.3	7.3	1.8	9.4
Effect of movements in foreign exchange	—	0.4	0.2	—	0.6
Balance at December 31, 2025	—	9.6	47.3	27.6	84.5
Net book value December 31, 2023	2,105.0	2,421.6	35.3	11.3	4,573.2
Net book value December 31, 2024	2,106.1	2,420.2	43.2	9.5	4,579.0
Net book value December 31, 2025	2,104.7	2,420.3	35.8	7.7	4,568.5

Amortization of €9.4 million (2024: €8.8 million; 2023: €7.7 million) is included in ‘other operating expenses’ in the Consolidated Statement of Profit or Loss. Disposals in 2025 include the derecognition of ERP development costs in light of changes to the business transformation program (see Note 7).
Goodwill is initially recognized based on the accounting policy for goodwill (see note 3.5) and is subsequently measured at cost less amounts provided for impairment.
The Company's assets are grouped into cash-generating units (CGUs) which are the smallest identifiable group of assets that generates largely independent cash inflows. For impairment testing purposes, goodwill, as set out above, and indefinite life brand values of €2,420.3 million (December 31, 2024: €2,420.2 million), are allocated to a group of CGUs within the Frozen segment which represents the lowest level within the Company at which the goodwill is monitored for internal management purposes. As required by IAS 36 'Impairment of Assets', an annual impairment review of the carrying amount of the goodwill and the indefinite life brands is carried out to identify whether there is any impairment to the carrying value. The review is performed using the discounted cash flows model whereby a comparison of the carrying values to the value in use is made. Impairment is identified by comparing the value in use of the Frozen segment to its carrying value.

Key assumptions
The values for the key assumptions relating to the annual review of the carrying amount of goodwill and indefinite life brands were arrived at by taking into consideration detailed historical information and comparison to external sources where appropriate, such as market rates for discount factors.

•Budgeted cash flows: the calculation of value in use has been based on the cash flow forecasts by management for 2026 to 2030. Beyond 2030, terminal value growth rate have been applied for future periods in the absence of longer term detailed forecasts. These plans have been prepared by management, and incorporate past performance, historical growth rates and projections of developments in key markets.
•Revenue: projected revenues are built up with reference to markets and product platforms. They incorporate past performance, historical growth rates and projections of developments in key markets. The compound average growth rate for the forecast period is 1.8% (2024: 4.9%).
•Future cash flows make assumptions over consumers' responses to price increases which are inherently less predictable in times of high inflation. Specific risks considered are set out in Item 3D: Key Information - Risk Factors.
•In relation to the ongoing conflict in Ukraine, management assume that there are no further material changes to economic sanctions and tariffs impacting the availability and cost of raw materials and resources. Furthermore, management assumes that current mitigation strategies will be effective in offsetting any material impact of current sanctions. Should these assumptions not hold, impairment charges may result. Specific risks regarding the conflict are set out in Item 3D: Key Information - Risk Factors.
•The impact of climate change on future cash flows has been considered in future cash flows. Specific risks considered are set out in Item 3D: Key Information - Risk Factors.
•Profit margins: projected margins reflect historical performance and incorporates expectations regarding future price increases. The average gross margin for the forecast period is 27.4% (2024: 29.5%).
•Capital expenditure forecast reflects expected expenditure requirements and includes an allowance for the replacement of leased right-of-use assets.
•Discount rate: a pre-tax discount rate of 8.8% (2024: 9.6%) was applied to the cash flows. This discount rate has been calculated using a capital asset pricing model using observable market data for comparable companies as well as the share price of Nomad Foods Limited.
•Long-term growth rates: the growth rate used in the testing after the detailed forecasting period was 2.0% (2024: 1.0%). These rates do not reflect the long-term assumptions used by the Company for investment planning and exclude expectations of future inflation.
Sensitivity to changes in assumptions
Impairment was not required in either the year ended December 31, 2025, or December 31, 2024.
In the year ended December 31, 2025, the estimated recoverable amounts of the Company's operations exceed the carrying values by €529.0 million. Management have performed a sensitivity analysis on the assumptions to which the recoverable amount is most sensitive. If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognized. The effect of a reasonably possible change to the most significant assumptions for the year ended December 31, 2025, is as follows:

Change required for carrying value to equal recoverable amount
%
Pre-tax discount rate	0.7
Long-term growth rate	(0.7)
Compound average revenue growth rate	(1.0)
.
In the year ended December 31, 2024, the valuations derived from the discounted cash flow model indicated a sufficient amount of headroom for which any reasonably possible change to key assumptions was unlikely to result in an impairment of the related goodwill or indefinite-lived intangible assets.

14.Subsidiaries
The following are the Company's significant subsidiaries as of December 31, 2025.

	Activity	Country of incorporation	Country of tax residence	Class of shares held	Ownership
Nomad Foods Europe Holdings Limited	Holding	England	United Kingdom	Ordinary	100%
Nomad Foods Europe Holdco Limited	Holding	England	United Kingdom	Ordinary	100%
Nomad Foods Europe Finco Limited	Holding	England	United Kingdom	Ordinary	100%
Nomad Foods Europe Midco Limited	Holding/ Finance	England	United Kingdom	Ordinary	100%
Nomad Foods Bondco Plc	Finance	England	United Kingdom	Ordinary	100%
Nomad Foods Lux S.à.r.l.	Finance	Luxembourg	Luxembourg	Ordinary	100%
Nomad Foods Europe Limited	Management	England	United Kingdom	Ordinary	100%
Birds Eye Limited	Trading	England	United Kingdom	Ordinary	100%
Nomad Foods Europe Finance Limited	Trading	England	United Kingdom	Ordinary	100%
Birds Eye Ireland Limited	Trading	Republic of Ireland	Republic of Ireland	Ordinary	100%
Iglo Holding GmbH	Holding	Germany	Germany	Ordinary	100%
Iglo Nederland B.V.	Trading	Netherlands	Netherlands	Ordinary	100%
Iglo Belgium S.A.	Trading	Belgium	Belgium	Ordinary	100%
Iglo Portugal	Trading	Portugal	Portugal	Ordinary	100%
Iglo Austria Holdings GmbH	Holding	Austria	Austria	Ordinary	100%
C.S.I. Compagnia Surgelati Italiana S.R.L	Trading	Italy	Italy	Ordinary	100%
Findus Sverige Holdings AB	Holding	Sweden	Sweden	Ordinary	100%
Iglo GmbH	Trading	Germany	Germany	Ordinary	100%
Frozen Fish International GmbH	Trading	Germany	Germany	Ordinary	100%
Liberator Germany Newco GmbH	Property	Germany	Germany	Ordinary	100%
Iglo Austria GmbH	Trading	Austria	Austria	Ordinary	100%
Findus Sverige AB	Trading	Sweden	Sweden	Ordinary	100%
Frionor Sverige AB	Holding	Sweden	Sweden	Ordinary	100%
Findus Holdings France SAS	Holding	France	France	Ordinary	100%
Findus France SAS	Trading	France	France	Ordinary	100%
Findus Espana SLU	Trading	Spain	Spain	Ordinary	100%
Findus Danmark A/S	Trading	Denmark	Denmark	Ordinary	100%
Findus Finland Oy	Trading	Finland	Finland	Ordinary	100%
Findus Norge AS	Trading	Norway	Norway	Ordinary	100%
Toppfrys AB	Trading	Sweden	Sweden	Ordinary	100%
Findus Switzerland AG	Trading	Switzerland	Switzerland	Ordinary	100%
LEDO plus d.o.o.	Trading	Croatia	Croatia	Ordinary	100%
INDUSTRIJA SMRZNUTE HRANE FRIKOM DOO BEOGRAD	Trading	Serbia	Serbia	Ordinary	100%
LEDO d.o.o. Čitluk	Trading	Bosnia & Herzegovina	Bosnia & Herzegovina	Ordinary	100%
IRIDA d.o.o.	Trading	Croatia	Croatia	Ordinary	100%

LEDO Jégkrém és Fagyasztott Élelmiszer Gyártó és Forgalmazó Korlátolt Felelősségű Társaság	Trading	Hungary	Hungary	Ordinary	100%
Ledo d.o.o. (LEDO, podjetje za trgovino s sladoledom, zmrznjeno hrano in storitve, d.o.o.)	Trading	Slovenia	Slovenia	Ordinary	100%
Ledo d.o.o. Podgorica (Društvo Za Proizvodnju, promet roba i usluga “Ledo” d.o.o. Podgorica)	Trading	Montenegro	Montenegro	Ordinary	100%
Ledo Sh.p.k.	Trading	Kosovo	Kosovo	Ordinary	100%
FRIKOM BEOGRAD DOOEL Cucer Sandevo	Trading	North Macedonia	North Macedonia	Ordinary	100%
15.Deferred tax assets and liabilities
Recognized deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following:

	December 31, 2025			December 31, 2024
	Assets	Liabilities	Total	Assets	Liabilities	Total
	€m	€m	€m	€m	€m	€m
Property, plant and equipment	(12.0)	(10.6)	(22.6)	(0.1)	(32.2)	(32.3)
Intangible assets	9.6	(357.4)	(347.8)	12.0	(347.6)	(335.6)
Employee benefits	7.2	5.6	12.8	1.4	17.7	19.1
Tax value of loss carry forwards	—	106.1	106.1	—	65.2	65.2
Derivative financial instruments	4.2	0.8	5.0	(0.8)	3.7	2.9
Other	8.1	(3.8)	4.3	2.2	0.5	2.7
Tax assets/(liabilities)	17.1	(259.3)	(242.2)	14.7	(292.7)	(278.0)
Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable.
Deferred tax assets that the Company has not recognized in the financial statements amount to €42.5 million (December 31, 2024: €53.8 million). These deferred tax assets had not been recognized as the likelihood of recovery is not probable. At the reporting date, undistributed reserves of subsidiaries for which deferred tax liabilities have not been recognized were €1,161.5 million (December 31, 2024: €1,073.1 million). No liability has been recognized in respect of these differences because the timing of any distribution is under the Group's control and no distribution which gives rise to taxation is planned.

Movement in deferred tax during the year:

	Opening balance Jan 1, 2025	Recognized in Statement of Profit or Loss	Recognized in Other Comprehensive Income	Recognized directly in equity	Movement in foreign exchange	Closing balance Dec 31, 2025
	€m	€m	€m	€m	€m	€m
Property, plant and equipment	(32.3)	9.8	—	—	(0.1)	(22.6)
Intangible assets	(335.6)	(11.9)	—	—	(0.3)	(347.8)
Employee benefits	19.1	(1.5)	(4.9)	(0.1)	0.2	12.8
Tax value of loss carry forwards	65.2	41.0	—	—	(0.1)	106.1
Derivative financial instruments	2.9	0.8	1.6	—	(0.3)	5.0
Other	2.7	1.9	—	—	(0.3)	4.3
Total deferred tax	(278.0)	40.1	(3.3)	(0.1)	(0.9)	(242.2)

	Opening balance Jan 1, 2024	Recognized in Statement of Profit or Loss	Recognized in Other Comprehensive Income	Recognized directly in equity	Movement in foreign exchange	Closing balance Dec 31, 2024
	€m	€m	€m	€m	€m	€m
Property, plant and equipment	(29.4)	(3.1)	—	—	0.2	(32.3)
Intangible assets	(368.2)	32.6	—	—	—	(335.6)
Employee benefits	17.8	1.1	(1.1)	1.4	(0.1)	19.1
Tax value of loss carry forwards	51.1	12.0	—	—	2.1	65.2
Derivative financial instruments	7.9	(0.3)	(5.2)	1.9	(1.4)	2.9
Other	2.6	(0.5)	—	—	0.6	2.7
Total deferred tax	(318.2)	41.8	(6.3)	3.3	1.4	(278.0)

16.Inventories

	December 31, 2025	December 31, 2024
	€m	€m
Raw materials and consumables	104.7	106.7
Work in progress	62.5	63.7
Finished goods and goods for resale	273.4	271.1
Total inventories	440.6	441.5
As at December 31, 2025, the carrying value of inventory includes a hedge accounting basis adjustment which increases the value of inventory by €0.6 million (year ended December 31, 2024: reduction of €0.3 million). This has been applied to the three inventory categories above.
During the year ended December 31, 2025, €8.3 million (year ended December 31, 2024: €10.4 million, year ended December 31, 2023: €13.6 million) was charged to the Consolidated Statement of Profit or Loss for the write down of inventories.
Raw materials and consumables includes machinery spare parts and consumables. As at December 31, 2024, a review of the assets useful economic life was performed and an estimated €9.7 million was considered to meet the definition of property, plant and equipment and was reclassified. A detailed review was then performed in the year ended December 31, 2025, with a further reclassification of €11.8 million being made, as presented in note 12. It has not been possible to perform the review for previous accounting periods and subsequently management have not applied the change retrospectively and have not been able to estimate the impact on the Statement of Cash Flows. However, management do not expect the reclassification to have a significant impact on the financial statements.

17.Trade and other receivables

	December 31, 2025	December 31, 2024
Current assets	€m	€m
Trade receivables	295.7	282.9
Prepayments and accrued income	16.9	15.0
Other receivables	38.2	36.7
Total current trade and other receivables	350.8	334.6
Non-current assets
Other receivables	7.0	8.6
Total non-current trade and other receivables	7.0	8.6
Total trade and other receivables	357.8	343.2

Trade receivables, prepayments and other receivables, except for those defined as non-current, are expected to be recovered in less than 12 months. Other receivables includes VAT receivable.

The aging of trade receivables is detailed below:

	Gross	Impairment	Net
December 31, 2025	€m	€m	€m
Not past due	391.0	(0.1)	390.9
Past due less than 1 month	67.7	(0.1)	67.6
Past due 1 to 3 months	16.4	—	16.4
Past due 3 to 6 months	3.6	(0.1)	3.5
Past due more than 6 months	12.9	(3.5)	9.4
Sub-total	491.6	(3.8)	487.8
Reduction in trade-terms			(192.1)
Total trade receivables			295.7
	Gross	Impairment	Net
December 31, 2024	€m	€m	€m
Not past due	448.6	(0.4)	448.2
Past due less than 1 month	32.0	(0.1)	31.9
Past due 1 to 3 months	16.0	(0.2)	15.8
Past due 3 to 6 months	6.8	(0.4)	6.4
Past due more than 6 months	5.6	(2.8)	2.8
Sub-total	509.0	(3.9)	505.1
Reduction in trade-terms			(222.2)
Total trade receivables			282.9
Reduction in trade-terms are described in Notes 3 and 4.
The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable. The Company does not hold any collateral as security.
Debts past due are not provided against where there are eligible trade terms deductions which can be offset against them.
Liabilities related to contracts with customers
The Company has recognized the following liabilities related to contracts with customers:

	Year ended December 31, 2025	Year ended December 31, 2024
	€m	€m
Trade terms liabilities reported within trade receivables	(192.1)	(222.2)
Trade terms liabilities reported within trade and other payables (Note 19)	(154.5)	(112.4)
Total trade terms liabilities	(346.6)	(334.6)
Significant changes to trade terms liabilities
Trade terms liabilities are calculated based on estimated transaction price as of the reporting date. As a result, trade terms liabilities will change over time as estimates are revised and liabilities are settled. None of these changes are considered to be significant for the year ended December 31, 2025, or in previous years presented.
Revenue recognized in relation to trade terms
Trade terms relate to sales made with variable consideration and are an estimate as disclosed in Note 4(a). Revenue recognized in the year ended December 31, 2025 relating to performance obligations that were satisfied in the prior year was €24.7 million (2024: €23.5 million).

18.Loans and borrowings
The repayment profile of the syndicated and other loans held by the Company is as follows:

	December 31, 2025	December 31, 2024
	€m	€m
Current liabilities
Syndicated loans	5.3	7.1
Lease liabilities	28.6	26.0
Less capitalized debt discounts and borrowing costs to be amortized within 1 year	(1.3)	(7.1)
Total due in less than one year	32.6	26.0
Non-current liabilities
Syndicated loans	1,402.8	1,308.9
2028 fixed rate senior secured notes	800.0	800.0
Lease liabilities	60.7	68.1
Less capitalized debt discounts and borrowing costs to be amortized in 2-5 years	(4.3)	(25.6)
Less capitalized debt discounts and borrowing costs to be amortized in more than 5 years	(0.6)	—
Total due after more than one year	2,258.6	2,151.4
	2,291.2	2,177.4
As of December 31, 2025, syndicated loans includes a USD Term Loan of $620.0 million (€527.9 million) and a EUR Term Loan of €880.0 million (together, the senior loan facilities) repayable in November 2032.The USD Term Loan requires an annual amortization repayment, equivalent to 1.0% of the loan value as at the refinancing date or $6.2 million (€5.3 million) in October each year until maturity. The EUR Term Loan is repayable only upon maturity.
As of December 31, 2024, syndicated loans included a USD Term Loan B of $686.1 million (€662.6 million) and a EUR Term Loan B of €130.0 million, both repayable in November 2029, as well as a further EUR Term Loan of €553.2 million repayable in June 2028. These loans were subject to a refinancing on November 10, 2025 as set out below. Prior to the refinancing, the USD Term Loan B required an annual amortization repayment, equivalent to 1.0% of the outstanding loan value post the previous repricing or $6.9 million (€6.7 million) in October each year until maturity. The EUR Term Loan B was repayable only upon maturity.
The Company through its indirect, wholly-owned subsidiary, Nomad Foods Bondco Plc, holds an aggregate principal amount of €800.0 million senior secured notes (the Notes) of 2.5% due June 2028. Interest on the Notes is payable semi-annually in arrears on January 15 and July 15 each year. The Notes are guaranteed on a senior basis by the Company and certain subsidiaries thereof.
Changes to loans and borrowings
On September 22, 2023 the Company completed a repricing of its USD Term Loan B, which at the time had principal outstanding of $700.0 million. The repricing reduced the interest rate from SOFR plus 3.75% to SOFR plus 3.0%. There was no change to the maturity of the Term Loan as a result of this repricing. The repricing represented a modification of a financial liability, such that a modification gain of €17.2 million was recognized, representing the difference between the remaining original contractual cash flows and the modified cash flows, both discounted at the original effective interest rate. Eligible transaction costs associated with the modification of €2.4 million were capitalized and amortized over the remaining loan term. The carrying amount of the loan is revised to reflect the new cash outflows at the date of modification.
On February 2, 2024, the Company completed a repricing of its EUR Term Loan B, which at the time had principal outstanding of €130.0 million. The margin on the EUR Term Loan B was reduced by 75 basis points to EURIBOR plus 2.75%. There were no changes to the maturity of the EUR Term Loan B as a result of this repricing. The repricing represented a modification of a financial liability, such that a net modification gain of €4.1 million was recognized, representing the difference between the remaining original contractual cash flows and the modified cash flows, both discounted at the original effective interest rate. On April 10, 2024, the Company's interest rate swaps which hedged the interest rate exposure on this EUR Term Loan B, were amended to align more closely with the amended cash flows of this loan.

On May 7, 2024, the Company completed a second repricing of its USD Term Loan B, which at the time had principal outstanding of $693.0 million. Following the closing, the margin on this loan, was reduced by 50 basis points to SOFR plus 2.5% effective from May 7, 2024. There was no change to the maturity of this loan. The repricing represented a modification of a financial liability, such that a net modification gain of €10.3 million was recognized, representing the difference between the remaining original contractual cash flows and the modified cash flows, both discounted at the original effective interest rate. Eligible transaction costs associated with the modification of €1.8 million were capitalized and amortized over the remaining loan term. Cross currency interest rate swaps which hedged the currency and interest rate exposure of this loan, were also amended on the same date to align more closely with the change.
On November 10, 2025, the Company completed a refinancing of its syndicated loans. The USD Term Loan B with principal outstanding of $679.1 million due 2029, was repaid and replaced by a new USD Term Loan of $620.0 million due 2032. Interest of SOFR rate plus 2.5%. The EUR Term Loan facilities of €553.2 million due 2028 and €130.0 million, due 2029 and bearing interest at EURIBOR plus 2.5% and 2.75% respectively, were repaid and replaced by a new EUR Term Loan of €880.0 million bearing interest at EURIBOR plus 2.5%, due 2032.
Management concluded that the refinancing is an extinguishment of the pre-existing syndicated loans. As a result, unrealized gains on previous modifications of €23.8 million included in the carrying value of the loans as well as capitalized debt discounts and borrowing costs of €25.1 million, have been expensed in addition to other transaction costs. The new term loans were issued at a discount of €3.5 million, which, together with eligible transactional expenses incurred on the new senior loan facilities of €1.2 million have been capitalized and will be amortized over the remaining loan term.
Concurrent to the refinancing, derivatives which hedged the currency and interest rate exposure of the Company's pre-existing senior loan facilities were amended to align to the amounts and terms of the new senior loan facilities, realizing a one-off loss of €5.6 million as detailed in Note 29. The total expense of €75.9 million has been recognized as a consequence of the refinancing activity as detailed in Note 10.
Revolving credit facility
The Company has a revolving credit facility of €175.0 million (the "Revolving Credit Facility") which is due May 2032, although this date will be shortened to December 2027 if the Senior Secured Notes are not extended at least six months before their due date in due June 2028. The Revolving Credit Facility attracts a margin of 2.25% per annum, that may be adjusted subject to a leverage ratchet. The Revolving Credit Facility may be utilized to support working capital requirements, including letters of credit and bank guarantees. The structure of the Revolving Credit Facility includes a pricing structure linked to environmental impact metrics during the life of the facility, this covers areas of sourcing, packaging and carbon emissions. In addition to the Revolving Credit Facility, the Company also has an aggregate of €4.0 million (December 31, 2024: €12.3 million) available through other revolving credit facilities. As at December 31, 2025, €2.9 million (December 31, 2024: €1.8 million) of the revolving credit facilities have been utilized for issuance of letters of credit and bank guarantees.
Guarantees and secured assets
The senior loans, Senior Secured Notes and any drawn balances of the Revolving Credit Facility are secured with equal ranking against assets of the Company and specified subsidiaries.
The Senior Facility Agreement that governs the Company’s senior loan facilities, establishes security over the assets of the “Guarantor Group”. The Guarantor Group consists of those companies that individually have more than 5% of consolidated total assets or EBITDA (subject to the terms of the Senior Facilities Agreement) of the Company and in total comprise more than 80% of consolidated total assets or EBITDA at any testing date.
In connection with its pension scheme, Findus Sverige AB, a 100% owned subsidiary, is required to obtain credit insurance with PRI Pensionsgaranti (“PRI”), a credit insurance company that provides insurance annually against the risk of a sponsoring company’s insolvency. In connection with such credit insurance, as at December 31, 2025 Findus Sverige AB has granted floating charges over certain assets in favor of PRI in an amount of SEK 300 million (€27.7 million) (December 31, 2024: SEK 300 million (€26.2 million)) and Nomad Foods Limited has issued a parent guarantee to PRI which will not exceed SEK 640 million (€59.2 million) (December 31, 2024: SEK 640 million (€55.8 million)).

19.Trade and other payables

	December 31, 2025	December 31, 2024
Current liabilities	€m	€m
Trade payables	433.4	409.2
Accruals and deferred income	132.1	213.8
Trade terms payable	154.5	112.4
Social security and other taxes	34.7	33.9
Other payables	19.9	21.7
Financial payables	20.3	38.1
Total current trade and other payables	794.9	829.1
Non-current liabilities
Accruals and deferred income	0.4	0.5
Total non-current trade and other payables	0.4	0.5
Total trade and other payables	795.3	829.6
Supply Chain Financing arrangements
The Company offers a Supply Chain Financing program to eligible suppliers. The principal purpose of this arrangement is to facilitate efficient payment processing and provide the supplier with the option to access liquidity early through the sale of its receivables due from the Company to a bank or other financial institution prior to their due date. Management has determined that the Company’s payables to these suppliers have neither been extinguished nor have the liabilities been significantly modified by these arrangements. The value of amounts payable, invoice due dates and other terms and conditions applicable, from the Company’s perspective, remain unaltered, with only the ultimate payee being changed. Details of usage are presented below. The cash outflows in respect of these arrangements are recognized within operating cash flows.
The terms and conditions of the arrangement are unchanged from the trade payables from this supplier. Additional information about the supplier finance arrangement is provided in the table below:

	December 31, 2025	December 31, 2024
	€m	€m
Carrying amount of liabilities under supply chain financing arrangement:
Liabilities under supply chain financing arrangement	28.2	36.8
–of which the supplier has received payment from the finance provider	26.2	36.1
Range of payment due dates (days after invoice date)
Liabilities under supply chain financing arrangement	90-120 days	90-120 days
Comparable trade payables that are not part of the supply chain financing arrangement	30-90 days	30-90 days

20.Employee benefits
The Company operates defined benefit plans as well as defined contribution plans.

i.Defined contribution plans
The total expense relating to defined contribution plans for the year ended December 31, 2025 was €13.7 million (year ended December 31, 2024: €14.2 million, year ended December 31, 2023: €14.1 million).

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

	December 31, 2025	December 31, 2024
	€m	€m
Net employee benefit obligations-Germany	74.6	87.6
Net employee benefit obligations-Sweden	46.0	45.5
Net employee benefit obligations-Italy	4.0	4.0
Net employee benefit obligations-Switzerland	3.8	4.3
Net employee benefit obligations-Austria	2.2	3.2
Net employee benefit obligations-total of other countries	7.8	7.5
Total net employee benefit obligations	138.4	152.1
The net obligation of €7.8 million (December 31, 2024: €7.5 million) in respect of other countries is the aggregate of a number of different types of minor schemes, each one not being considered individually material.
The amount included in the Consolidated Statement of Financial Position arising from the Company’s obligations in respect of its defined benefit retirement plans and other post-employment benefits is as follows:

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
December 31, 2025	€m	€m	€m
Present value of unfunded employee benefit obligations	54.8	6.7	61.5
Present value of funded employee benefit obligations	191.9	—	191.9
Subtotal present value of employee benefit obligations	246.7	6.7	253.4
Fair value of plan assets	(115.0)	—	(115.0)
Recognized liability for net employee benefit obligations	131.7	6.7	138.4

	Defined benefit retirement plans	Post-employment medical benefits and other benefits	Total
December 31, 2024	€m	€m	€m
Present value of unfunded employee benefit obligations	54.4	6.5	60.9
Present value of funded employee benefit obligations	206.8	—	206.8
Subtotal present value of employee benefit obligations	261.2	6.5	267.7
Fair value of plan assets	(115.6)	—	(115.6)
Recognized liability for net employee benefit obligations	145.6	6.5	152.1

Reconciliation from the opening balances to the closing balances for the net employee benefit obligation and its components, including the amounts recognized in the Consolidated Statement of Profit or Loss and the Consolidated Statement of Comprehensive Income:

	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit obligation
	2025	2024	2025	2024	2025	2024
	€m	€m	€m	€m	€m	€m
Balance at January 1	267.7	268.3	(115.6)	(110.0)	152.1	158.3
Included in the Consolidated Statement of Profit or Loss
Current service cost	4.1	3.6	—	—	4.1	3.6
Interest cost/(income)	8.5	8.1	(3.2)	(3.4)	5.3	4.7
	12.6	11.7	(3.2)	(3.4)	9.4	8.3
Included in the Consolidated Statement of Comprehensive Income
Actuarial (gain)/loss arising from:
–financial assumptions	(17.3)	(0.3)	—	—	(17.3)	(0.3)
–experience adjustment	0.5	(1.2)	—	—	0.5	(1.2)
Loss/(gain) on plan assets, excluding interest income	—	—	0.7	(2.2)	0.7	(2.2)
Exchange adjustments	3.1	(2.2)	(0.5)	0.5	2.6	(1.7)
	(13.7)	(3.7)	0.2	(1.7)	(13.5)	(5.4)
Other
Contributions by employer	—	—	(2.8)	(2.0)	(2.8)	(2.0)
Contributions by members	0.7	0.7	—	—	0.7	0.7
Benefits paid	(13.3)	(8.3)	6.4	1.5	(6.9)	(6.8)
Other movements	(0.6)	(1.0)	—	—	(0.6)	(1.0)
	(13.2)	(8.6)	3.6	(0.5)	(9.6)	(9.1)
Balance at December 31	253.4	267.7	(115.0)	(115.6)	138.4	152.1
Current service cost is allocated between cost of sales and other operating expenses. Interest on net employee benefit obligation is disclosed in net financing costs.
The cumulative amount of actuarial gains recognized is as follows:

	Year ended December 31, 2025	Year ended December 31, 2024
	€m	€m
Cumulative amount of actuarial gains recognized in Consolidated Statement of Comprehensive Income	64.9	48.8
The fair value of plan assets, all at quoted prices are as follows:

	December 31, 2025	December 31, 2024
	€m	€m
Equities	36.3	36.6
Debt instruments	36.2	36.0
Property	23.2	23.3
Other	19.3	19.7
Total	115.0	115.6

The following are the principal actuarial assumptions at the reporting date for the defined benefit retirement plans in Germany, Sweden, Austria, Switzerland and Italy. The remaining employee benefit plans are not considered to be material, individually and in aggregate, and therefore we do not provide disclosure of the individual actuarial assumptions for those plans:

	Defined benefit retirement plans
December 31, 2025	Germany	Sweden	Austria	Switzerland	Italy
Discount rate	4.05%	3.70%	3.99%	1.10%	3.00%
Inflation rate	2.20%	1.70%	3.00%	1.00%	2.00%
Rate of increase in salaries	3.00%	2.70%	3.00%	1.50%	3.00%
Rate of increase for pensions in payment	1.00%-2.20%	2.00%	—	—	—

	Defined benefit retirement plans
December 31, 2024	Germany	Sweden	Austria	Switzerland	Italy
Discount rate	3.60%	3.50%	3.45%	1.05%	2.80%
Inflation rate	2.20%	1.80%	5.00%	1.00%	2.00%
Rate of increase in salaries	3.00%	2.80%	5.00%	1.50%	3.00%
Rate of increase for pensions in payment	1.00%-2.20%	2.00%	—	—	—

In valuing the liabilities of the pension fund at December 31, 2025 and December 31, 2024, mortality assumptions have been made as indicated below. The assumptions relating to longevity underlying the pension liabilities at the financial year end date are based on standard actuarial mortality tables and include an allowance for future improvements in longevity. The assumptions are based on the following mortality tables:
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

December 31, 2025 (years)	Germany	Sweden	Austria	Switzerland	Italy
Retiring at the end of the year:
Male	21	22	26	22	N/A
Female	25	24	28	24	N/A

December 31, 2024 (years)	Germany	Sweden	Austria	Switzerland	Italy
Retiring at the end of the year:
Male	21	22	24	22	N/A
Female	25	24	26	24	N/A

The history of experience adjustments from inception of the Company for the employee benefit plans is as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
	€m	€m	€m
Present value of defined benefit obligations	246.7	261.2	261.9
Fair value of plan assets	(115.0)	(115.6)	(110.0)
Recognized liability in the scheme	131.7	145.6	151.9
Experience losses/(gains) on plan liabilities	0.5	(1.2)	9.8
Experience losses/(gains) on plan assets	0.7	(2.2)	0.6
Net defined benefit obligation - sensitivity analysis
The effect of a 1 percentage point movement in the most significant assumptions for the year ended December 31, 2025 is as follows:

	Increase	Decrease
	€m	€m
Discount rate	(32.1)	39.2
Inflation rate	22.4	(19.5)
Rate of increase in salaries	14.7	(12.9)
Rate of increase for pensions in payment	20.1	(15.2)
There are no deficit elimination plans for any of the defined benefit plans. Expected contributions and payments to post-employment benefit plans for the period ending December 31, 2025 are €7.7 million. The weighted average duration of the defined benefit obligations is 13.7 years.

21.Provisions

	Restructuring	Provisions related to other, non-income taxes	Other	Total
	€m	€m	€m	€m
Balance at December 31, 2023	12.7	7.6	16.2	36.5
Additional provision in the period	7.4	—	2.8	10.2
Release of provision	(1.6)	(0.2)	(2.3)	(4.1)
Utilization of provision	(10.2)	—	(2.0)	(12.2)
Foreign exchange	—	—	(0.6)	(0.6)
Balance at December 31, 2024	8.3	7.4	14.1	29.8
Additional provision in the period	14.9	—	1.5	16.4
Release of provision	(2.7)	(0.1)	(4.5)	(7.3)
Utilization of provision	(8.3)	—	(1.7)	(10.0)
Foreign exchange	0.1	—	—	0.1
Balance at December 31, 2025	12.3	7.3	9.4	29.0
Analysis of total provisions:			December 31, 2025	December 31, 2024
			€m	€m
Current			27.6	27.1
Non-current			1.4	2.7
Total			29.0	29.8
Restructuring
The €12.3 million (2024: €8.3 million) provision relates to committed plans for certain restructuring activities of exceptional nature which are due to be completed within the next 12 months.
The amounts have been provided based on the latest information available on the likely remaining expenditure required to complete the committed plans.
Provisions relating to other taxes
The €7.3 million (2024: €7.4 million) provision relates to non-income taxes due to tax authorities after tax investigations within certain operating subsidiaries.
Other
Other provisions include €2.7 million (December 31, 2024: €3.0 million) of obligations in Italy, €2.8 million (December 31, 2024: €4.4 million) for asset retirement obligations, €1.5 million (December 31, 2024: €3.2 million) of provisions in the period relate to employer taxes on the Long-term Incentive Plan (see Note 8) which would become payable on the issuance of shares, and other obligations from previous accounting periods.

22.Share capital and capital reserve and Dividends
Share capital and capital reserve
Comprised of share capital and share premium.

	As at December 31, 2025	As at December 31, 2024
	€m	€m
Authorized:
Unlimited number of Ordinary Shares with nil nominal value issued at $10.00 per share	n/a	n/a
Issued and fully paid:
142,426,655 (December 31, 2024: 156,090,858) Ordinary Shares with nil nominal value	1,162.0	1,343.8
Total share capital and capital reserve	1,162.0	1,343.8
Listing and share transaction costs	(27.7)	(27.4)
Total net share capital and capital reserve	1,134.3	1,316.4

Ordinary Shares

Issued and Repurchased Ordinary shares (number in millions)
Balance at December 31, 2023	163.2
Shares issued in the year	0.3
Shares repurchased in the year	(7.4)
Balance at December 31, 2024	156.1
Shares issued in the year	0.4
Shares repurchased in the year	(14.1)
Balance at December 31, 2025	142.4
Note 8(b) sets out the Non-Executive Directors', Directors' and Senior Management Restricted share unit awards.

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
On November 6, 2023, the Company's Board of Directors authorized a new share repurchase program to purchase up to an aggregate of $500.0 million of the Company’s ordinary shares. Acquisitions pursuant to the share repurchase program may be made from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions, at the Company's discretion, as permitted by securities laws and other legal requirements. The program will expire at the end of 2026. Pursuant to this program, as at December 31, 2024, 7,415,614 ordinary shares had been repurchased and canceled in open market transactions at an average price of $17.50. The aggregate gross cost was $129.9 million (€119.6 million). This includes 55,996 shares that were traded in December 2024 but settled in January 2025. Directly attributable transaction costs were immaterial. Following settlement, all shares repurchased have been canceled. As at December 31, 2025, a further 14,038,161 ordinary shares had been repurchased and canceled in open market transactions at an average price of $15.64. The aggregate gross costs were $219.0 million (€194.7 million), which includes directly attributable transaction costs of €0.3 million. As at December 31, 2025, there remained $151.6 million of repurchase authority under the current share repurchase program.
From January 1, 2026 to February 19, 2026, the Company has repurchased an additional 340,563 ordinary shares in open market transactions for $4.0 million (€3.4 million) under its previously announced share repurchase program authorized by Nomad’s Board of Directors in November 2023.
Listing and share transaction costs
As at December 31, 2025, cumulative listing and share transaction costs, which includes the total cost of admission and share issuance expenses, as well as costs associated with share repurchases were €27.7 million and are disclosed as a deduction directly against the capital reserve.

€m
At December 31, 2023	27.3
Share transaction costs	0.1
At December 31, 2024	27.4
Share transaction costs	0.3
At December 31, 2025	27.7
Dividends
A dividend of $0.17 per share for the quarter ended December 31, 2025 was approved by the Board of Directors on January 30, 2026 and will be paid on February 26, 2026. As this was approved after the date of the Consolidated Statement of Financial Position, the dividend of $24.2 million (€20.4 million) has not been recorded as a liability in these consolidated financial statements.
The Board of Directors have previously declared the following dividends:
Year ended December 31, 2025

Quarter ended	Approval date	Payment date	$ per share	$m	€m
December 31, 2024	January 30, 2025	February 26, 2025	$0.17	$26.2	€25.3
March 31, 2025	April 30, 2025	May 28, 2025	$0.17	$25.9	€23.1
June 30, 2025	July 30, 2025	August 26, 2025	$0.17	$24.9	€21.3
September 30, 2025	October 30, 2025	November 26, 2025	$0.17	$24.9	€21.6
			$0.68	$101.9	€91.3

Year ended December 31, 2024

Quarter ended	Approval date	Payment date	$ per share	$m	€m
December 31, 2023	January 29, 2024	February 26, 2024	$0.15	$24.4	€22.3
March 31, 2024	April 30, 2024	May 28, 2024	$0.15	$24.4	€22.8
June 30, 2024	July 30, 2024	August 26, 2024	$0.15	$24.2	€22.3
September 30, 2024	October 29, 2024	November 26, 2024	$0.15	$23.8	€21.8
			$0.60	$96.8	€89.2
No dividends were declared or paid in the year ended December 31, 2023.
23.Share-based compensation reserve
The Company's discretionary share award scheme, the EIP (which superseded the LTIP in June 2025), enables the Company’s Compensation Committee to make grants in the form of rights over ordinary shares (“Awards”), to any Director or employee of the Company. It is the Compensation Committee’s current intention that Awards be granted only to senior management, including senior management also serving as a director, whilst recognizing separate annual restricted share unit awards for Non-Executive Directors.
All Awards are to be settled by physical delivery of shares. Note 8(b) sets out the Non-Executive Directors' and Directors' and Senior Management Restricted share unit awards.

	2025	2024	2023
	€m	€m	€m
Balance as of January 1	26.2	31.4	13.8
Non-Executive Directors' restricted share unit awards charge	0.6	0.6	0.6
Directors' and Senior Management share awards charge	7.8	8.2	23.5
Shares issued upon vesting of awards	(12.6)	(9.9)	(0.3)
Reclassification of awards for settlement of tax liabilities	(5.1)	(4.1)	(6.2)
Balance as of December 31	16.9	26.2	31.4
In many jurisdictions, tax authorities levy taxes on share-based payment transactions with employees that give rise to a personal tax liability for the employee. In some cases, the Company is required to withhold the tax due and to settle it with the tax authority on behalf of the employees. To fulfill this obligation, the terms of the Management Share Awards permit the Company to withhold the number of shares that are equal to the monetary value of the employee’s tax obligation from the total number of shares that otherwise would have been issued to the employee upon vesting. The monetary value of the employee’s tax obligation is recorded as a deduction from the Share based compensation reserve for the shares withheld.

24.Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations, as well as from the translation of liabilities that have been used in the past to hedge the Company’s net investment in a foreign subsidiary.

	Year ended December 31,
	2025	2024	2023
	€m	€m	€m
Balance as of January 1	135.3	101.0	89.3
Foreign currency translation adjustments	(32.9)	34.3	11.7
Total presented in Other Comprehensive Income/(loss)	(32.9)	34.3	11.7
Balance as of December 31	102.4	135.3	101.0

The translation reserve as at December 31, 2025 and as at December 31, 2024 did not include any balances relating to continuing hedging relationships. The translation reserve as at December 31, 2025 included €50.8 million (December 31, 2024: €50.8 million) relating to a hedging relationship in respect of GBP net investments that was discontinued in 2021.
25.Other reserves
Fair value movements attributable to foreign currency basis are included within other comprehensive income (OCI) as a cost of hedging, thereby excluding its impact from the hedge designation itself. Details of the Company's cash flow hedge accounting can be found in Note 29.
The table below shows the movement in the cash flow hedging reserve and cost of hedging reserve during the year, including the gains or losses arising on the revaluation of hedging instruments during the year and the amount reclassified from Other Comprehensive Income ("OCI") to the Consolidated Statement of Profit or Loss in the year.

	Cross currency and interest rate swaps	Forward currency contracts	Total Cash flow hedge reserve	Cost of Hedging reserve	Total Other reserves
	€m	€m	€m	€m	€m
Balance as of December 31, 2022	12.1	6.9	19.0	0.8	19.8
Change in fair value of hedging instrument recognized in OCI for the year	(30.3)	(22.5)	(52.8)	1.9	(50.9)
Transferred to the carrying value of inventory	—	(4.2)	(4.2)	—	(4.2)
Reclassified from OCI to net finance costs	(8.7)	—	(8.7)	0.9	(7.8)
Deferred tax	10.3	8.9	19.2	(0.7)	18.5
Balance as of December 31, 2023	(16.6)	(10.9)	(27.5)	2.9	(24.6)
Change in fair value of hedging instrument recognized in OCI for the year	56.5	7.4	63.9	2.6	66.5
Transferred to the carrying value of inventory	—	9.4	9.4	—	9.4
Reclassified from OCI to net finance costs	(61.2)	—	(61.2)	0.2	(61.0)
Deferred tax	0.7	(5.2)	(4.5)	(0.7)	(5.2)
Balance as of December 31, 2024	(20.6)	0.7	(19.9)	5.0	(14.9)
Change in fair value of hedging instrument recognized in OCI for the year	(63.8)	(25.2)	(89.0)	(0.7)	(89.7)
Transferred to the carrying value of inventory	—	10.8	10.8	—	10.8
Reclassified from OCI to net finance costs	80.0	—	80.0	(0.7)	79.3
Deferred tax	(4.1)	5.4	1.3	0.3	1.6
Balance as of December 31, 2025	(8.5)	(8.3)	(16.8)	3.9	(12.9)

26.Earnings per share
Basic earnings per share

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Profit for the year attributable to equity owners of the parent (€m)	136.7	227.1	192.7
Weighted average Ordinary Shares and shares issuable solely after the passage of time (number)	149,861,261	161,502,018	170,573,002
Basic earnings per share (€’s)	0.91	1.41	1.13
For the year ended December 31, 2025, basic earnings per share is calculated by dividing the profit attributable to the shareholders of the Company of €136.7 million (year ended December 31, 2024: €227.1 million, year ended December 31, 2023: €192.7 million) by the weighted average number of Ordinary Shares of 149,841,261 (December 31, 2024: 161,441,977, year ended December 31, 2023: 170,537,002), and shares to be issued in future years as performance conditions have been met of 20,000 (December 31, 2024: 60,041, year ended December 31, 2023: 36,000).
Diluted earnings per share

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Profit for the year attributable to equity owners of the parent (€m)	136.7	227.1	192.7
Weighted average Ordinary Shares, shares issuable solely after the passage of time, potential ordinary shares and contingently issuable shares (number)	150,197,828	162,219,900	171,203,914
Diluted earnings per share (€’s)	0.91	1.40	1.13
The number of shares in the diluted earnings per share calculation includes an estimate of 336,567 potential ordinary shares, calculated using the treasury method, on long term incentive plans contingent on service only (December 31, 2024: 198,449, year ended December 31, 2023: 87,656) and contingently issuable shares of nil (December 31, 2024: 519,433, year ended December 31, 2023: 543,256). There are no adjustments to the profit for the year attributable to equity owners of the parent for any year presented.
27.Reconciliation of liabilities arising from financing activities
The table below details changes in the Company's liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be classified in the Company's consolidated statements of cash flows from financing activities.

	Cash / non-cash	Total loans and borrowings (Note 18)	Financial payables (Note 19)	Derivatives: (Net) Fair value of cross currency and interest rate swaps (1)
		€m	€m	€m
Opening balance January 1, 2025		2,177.4	38.1	45.6
Cash inflow (2)	Cash	193.2	—	3.4
Cash outflow (3)	Cash	(91.3)	(115.3)	(9.3)
Interest accretion (4)	Non-cash	5.8	102.9	—
Exchange movement	Non-cash	(74.1)	(1.7)	—
Fair value changes	Non-cash	—	—	70.1
Other non-cash adjustments (5)	Non-cash	80.2	(3.7)	—
Closing balance December 31, 2025		2,291.2	20.3	109.8

	Cash / non-cash	Total loans and borrowings (Note 18)	Financial payables (Note 19)	Derivatives: (Net) Fair value of cross currency and interest rate swaps (1)
		€m	€m	€m
Opening balance January 1, 2024		2,135.1	43.6	91.8
Cash inflow	Cash	—	—	12.8
Cash outflow (3)	Cash	(40.5)	(125.0)	—
Interest accretion (4)	Non-cash	8.3	117.3	—
Exchange movement	Non-cash	40.0	1.0	—
Fair value changes	Non-cash	—	—	(59.0)
Other non-cash adjustments (5)	Non-cash	34.5	1.2	—
Closing balance December 31, 2024		2,177.4	38.1	45.6
(1) Cash flows from cross currency and interest rate swaps are part of effective cash flow hedging relationships. The part of cash flows from cross currency and interest rate swaps related to payment of interest is included within interest paid in the Consolidated Statement of Cash Flows. The part of cash flows from cross currency and interest rate swaps related to repayment of loan principal is included within payment on settlement of derivatives in the Consolidated Statement of Cash Flows.
(2) As disclosed in Note 18, the Company completed a refinancing of its syndicated loans resulting in an extinguishment of the pre-existing syndicated loans. The refinancing resulted in a cash inflow of €193.2 million in 2025 for the EUR term loan. A net settlement process was used by the Lead bank to manage the close out of pre-existing loans and issuance of new loans.

(3) Cash outflows include the repayment of loan principal, payment of lease liabilities, settlement of interest and payment on settlement of derivatives. This includes a cash outflow of $59.1 million in 2025 as part of the refinancing for the USD term loan as disclosed in Note 18. In 2024 this includes the payment of transaction costs that were capitalized.

(4) Interest accretion includes interest incurred on the Company's borrowings and lease liabilities, with the payments in relation to this accrued interest in cash outflow.

(5) Other non-cash adjustments relate to additions to lease liabilities, changes to the carrying value of loans upon modification, as well as amortization and write-off of capitalized debt discounts and borrowing costs. As part of the refinancing disclosed in Note 18, in 2025 there has also been a €48.9 million adjustment to the syndicated loans balance to reflect non-cash adjustments arising from the write-off of deferred transaction costs and debt discounts, as well as unrealized gains from previous repricing transactions.

28.Cash flows from operations before tax and exceptional items

		Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
	Note	€m	€m	€m
Cash generated from operating activities
Profit for the year		136.7	227.1	192.7
Adjustments for:
Exceptional items	7	78.4	69.5	72.5
Share based payments expense		8.4	8.8	24.1
Depreciation and amortization	6	109.4	96.9	95.0
Loss on disposal and impairment of property, plant and equipment		1.0	1.6	1.2
Net finance costs	10	180.1	109.1	86.8
Taxation	11	8.6	50.8	60.9
Operating cash flow before changes in working capital, provisions and exceptional items		522.6	563.8	533.2
(Increase)/decrease in inventories		(14.2)	(1.2)	18.8
(Increase)/decrease in trade and other receivables		(18.2)	(75.0)	0.3
(Decrease)/increase in trade and other payables		(8.8)	68.6	42.1
Decrease in employee benefit and other provisions		(6.3)	(4.0)	(3.2)
Cash generated from operations before tax and exceptional items		475.1	552.2	591.2
29.Financial risk management

Overall risk management policy
The Company’s activities expose it to a variety of financial risks, including currency risk, interest rate risk, credit risk and liquidity risk.
The Company’s overall risk management program focuses on minimizing potential adverse effects on the Company’s financial performance. Where appropriate, the Company uses derivative financial instruments to hedge certain risk exposures. The Company has an exposure to interest rate risk arising principally on changes in US dollar and euro interest rates on its borrowings. To manage the risk, the Company currently fixes 66% of its borrowings through fixed-interest-rate debt and interest rate swaps.
The Company’s transactional foreign currency risk is primarily driven by its US dollar denominated purchases. The Company has a policy approved by the Board for hedging its non-functional currency forecast transactions for up to 24 months. The hedging policy target is to hedge 90% of forecast transactional foreign currency exposure for the current financial year.
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

Where derivatives do not meet hedge accounting criteria, they are classified as 'fair value through profit or loss' for accounting purposes and are accounted for at fair value through profit or loss. They are presented as current assets or liabilities to the extent they are expected to be settled within 12 months after the end of the reporting period. The Company's derivative financial instruments are disclosed within Note 30.
Hedge accounting is applied to remove the accounting mismatch between the hedging instrument and the hedged item. The effective portion of the change in the fair value of the hedging instrument is accounted for in the translation reserve or other reserves (cash flow hedge and cost of hedging reserve) through Other Comprehensive Income and will be recognized in profit or loss in the same period as the hedged item. Movements in the Company's translation reserve and other reserves are presented in Notes 24 and 25 respectively. The Company's accounting policy for hedge accounting is disclosed within Note 3.
In August 2024, the Company set up a central purchasing entity, which processes external and intercompany purchases for the UK & Ireland businesses. As a result of the change, several forecasted foreign currency transactions, previously hedged using forward currency derivative financial instruments, were directly purchased by the purchasing entity. Consequently, the existing hedging relationships in UK and Ireland businesses impacted by this change were discontinued.
For hedging relationships impacted by this change, management have judged that as the hedged transactions are still expected to occur within the Company as a whole, and that the associated risk remains, that unrealized gains and losses held within other reserves could continue to be deferred until the hedged cash flows occur.
To designate senior loan facilities as cash flow hedges, the Company engages in cross-currency and interest rate derivative transactions that possess critical terms aligned with those of the hedged item. Such terms include, but are not limited to, reference rate, reset dates, payment dates, and notional amount. This alignment ensures that the swaps effectively offset the cash flow variability associated with the designated senior loan facilities, thereby satisfying the requirements for hedge accounting.
In October 2023, the Company's CCIRS were amended, effective October 10, 2023 to align more closely with the amended cash flows of the Company's USD Term Loan B following the repricing in September 2023, as detailed in Note 18. The amendment was considered to represent a modification of the existing swaps at that time. In accordance with the risk management strategy and hedging documentation, the cash flow hedging relationship continued. A change in fair value of the CCIRS of €0.2 million arose as a consequence of the transaction, which the Company wrote-off immediately.

In April 2024, the Company's IRS were amended, effective April 10, 2024 to align more closely with the amended cash flows of the Company's EUR Term Loan B following the repricing in February 2024, as detailed in Note 18. The amendment was considered to represent a modification of the existing swaps at that time. In accordance with the risk management strategy and hedging documentation, the cash flow hedging relationship continued. An insignificant change in fair value of the IRS arose as a consequence of the transaction, which the Company wrote-off immediately.
In May 2024, further amendments to CCIRS were executed, effective May 7, 2024 to align more closely with the amended cash flows of the Company's USD Term Loan B following the repricing in May 2024, as detailed in Note 18. The amendment was considered to represent a modification of the existing swaps at that time. In accordance with the risk management strategy and hedging documentation, the cash flow hedging relationship continued. An insignificant change in fair value of the CCIRS arose as a consequence of the transaction, which the Company wrote-off immediately.
In November 2025, concurrent to the Company's refinancing of its USD Term Loan B as detailed in Note 18, the Company closed out its CCIRS and IRS in exchange for new CCIRS and IRS to hedge foreign exchange and interest exposure on the refinanced USD Term Loan of $620.0 million and new IRS to hedge interest exposure on €130.0 million of the EUR Term Loan. The CCIRS and IRS match the terms of the loans over the 7-year period, although will only extend to this date if a renewal option is exercised after 5 years.
The original hedging relationships have been discontinued. As a significant portion of the USD and EUR interest rate cash flows will continue to occur, net hedging losses of €16.1 million in the cash flow hedge reserve, relating to this portion of the interest rate cash flows and, likewise, net hedging gains of €3.9 million in the cost of hedging reserve, will be reclassified to the Statement of Profit or Loss in alignment to the original hedged cash flows, which end in November 2027. The remaining losses held in the cash flow hedge reserve of €1.3 million along with gains of €0.3 million in the cost of hedging reserve on 10 November 2025, have been released to the Statement of Profit or Loss as the hedged cash flows will no longer occur. Furthermore, a €5.6 million non-cash loss on settlement of the CCIRS and IRS arose as a consequence of the transaction, which the Company has elected to recognize immediately. All expenses have been included in the transaction costs as presented in Note 10.
As at December 31, 2025, the Company has $620.0 million (December 31, 2024: $686.1 million) of USD Term Loans at SOFR floating rate interest. The Company uses CCIRS to convert this into €620.5 million (December 31, 2024: €686.6 million) of debt with a fixed rate of interest and designated as a cash flow hedge.
In addition, the Company has IRS, where in exchange for receiving cash flows matching the first €130.0 million payments of principal and interest due under the €880.0 million (December 31, 2024: €130.0 million) EUR Term Loan, the Company pays fixed amounts of interest and principal. These swaps have been designated as a cash flow hedge.
There was no material ineffectiveness during 2025 (2024: no material ineffectiveness) in relation to the cash flow hedges using cross currency interest rate swaps and interest rate swaps.
The effects of the cash flow hedging instruments on the Company's financial position and performance are as follows:

All amounts stated in €m, unless otherwise stated	December 31, 2025	December 31, 2024
USD - cross currency interest rate swaps
Carrying amount of liability	(108.9)	(42.3)
Notional amount (USD million)	$620.0	$686.1
Maturity date	10/11/2032	10/10/2027
Change in fair value of hedging instruments since January 1	(71.7)	58.4
Change in value of hedged item used to assess effectiveness	66.2	(58.4)
Weighted average hedged rate of outstanding hedging instruments - currency	1.00	1.00
Weighted average hedged rate of outstanding hedging instruments - interest	5.3%	5.6%

All amounts stated in €m, unless otherwise stated	December 31, 2025	December 31, 2024
EUR - interest rate swaps
Carrying amount of liability	(0.9)	(3.3)
Notional amount (EUR)	€130.0	€130.0
Maturity date	10/11/2032	10/10/2027
Change in fair value of hedging instruments since January 1	1.6	0.6
Change in value of hedged item used to assess effectiveness	(1.7)	(0.6)
Weighted average hedged rate for the year (or since inception)	5.3%	5.9%
In order to qualify as a cash flow hedge, the hedging instrument must meet the requirements of IFRS 9, including alignment of the critical terms between the hedging instrument and hedged item. The Company designates the forward component of forward contracts as the hedging instrument.
Hedge ineffectiveness may arise if the timing or amount of the forecast transaction changes from what was originally estimated. There was no material ineffectiveness during 2025 (2024: no material ineffectiveness) in relation to the forward foreign exchange contracts.

The effects of the foreign currency hedging instruments on the Company's financial position and performance are as follows:

As at December 31, 2025	EUR/USD	GBP/USD	GBP/EUR	SEK/EUR	NOR/EUR	Other Currencies
	€m	€m	€m	€m	€m	€m
Derivative financial instruments - forward currency contracts
Carrying amount of assets	0.7	—	4.0	—	0.2	—
Carrying amount of liabilities	(16.6)	—	(1.1)	(3.5)	(0.3)	(0.3)
Notional amount	348.3	—	325.4	110.9	57.5	2.6
Fair value losses/(gains) of hedging instruments since January 1	37.4	(0.8)	(8.1)	7.0	1.4	1.0
Weighted average hedge rate for the year	1.13	0.09	1.14	0.09	0.08	N/A

As at December 31, 2024	EUR/USD	GBP/USD	GBP/EUR	SEK/EUR	SEK/USD	Other Currencies
	€m	€m	€m	€m	€m	€m
Derivative financial instruments - forward currency contracts
Carrying amount of assets	18.5	0.3	0.7	0.6	0.2	1.0
Carrying amount of liabilities	—	(1.1)	(13.1)	(0.8)	—	(0.3)
Notional amount	419.2	—	390.7	110.3	2.7	70.2
Fair value (gains)/losses of hedging instruments since January 1	(31.6)	0.4	26.2	(3.0)	(0.6)	(3.8)
Weighted average hedge rate for the year	1.10	N/A	1.15	0.10	0.10	N/A

The fair value gains or losses on the hedge item is the same and opposite direction as on the hedging instrument for all years presented. The forward currency contract hedges Nomad's exposure to transaction foreign exchange risk from its operations.

Gains in the year from foreign exchange swap contracts used for liquidity purposes designated as fair value through the Consolidated Statements of Profit or Loss amounted to nil (2024: nil, 2023: nil).

Losses in the year from cross currency interest rate swap contracts designated as fair value through the Consolidated Statement of Profit or Loss amounted to nil (2024: nil, 2023: nil).

The Company is exposed to market risk, credit risk and liquidity risk. These are detailed below.

Market risk

Market risk includes foreign exchange risk and interest rate risk. In managing market risks, the Company aims to minimize the impact of short term fluctuations on the Company’s earnings. Over the longer term, permanent changes in both foreign exchange rates and interest rates will have an impact on consolidated earnings.

Currency risk on assets and liabilities in currencies other than functional currency
Foreign exchange translation risk on assets and liabilities in currencies other than functional currency
The Company is exposed to foreign exchange translation risk arising from the translation of assets and liabilities denominated in currencies other than the Euro. Key areas of foreign currency exposure include non-Euro debt and investments in subsidiaries not held in Euro. Company policy is to mitigate the potential foreign exchange translation risk by converting where appropriate, borrowings into Euro. This has been achieved on USD Term Loan through the use of CCIRS designated as a cash flow hedge.
Mitigation and impact on Statement of Financial Position
Foreign exchange translation risk resulting from the translation of non-Euro denominated borrowings into Euros, to the extent that they are hedged will be mitigated by the translation of the underlying cross currency interest rate hedging arrangements.

Currency risk on purchases and sales
Foreign exchange risk on purchases and sales
The Company is exposed to foreign exchange risk where a business unit has material operating cash flows in a currency other than the functional currency of that entity. The most significant exposures for the Company are the purchase of raw materials, stock and services purchased in USD and EUR. The Company is also exposed to revenues earned in GBP.
Mitigation & Impact on Statement of Financial Position and Equity
The Company’s policy is to reduce this risk by using foreign exchange forward contracts that are designated as cash flow hedges.
As at December 31, 2025, the fair value of USD forward contracts entered into to hedge the future purchase of USD in EUR, SEK and NOK functional currency entities is an liability of €16.2 million. For 2024, the fair value of USD forward contracts entered into to hedge the future purchase of U.S. Dollars in EUR, SEK and NOK functional currency entities was an asset of €19.2 million. All forecast transactions are still expected to occur. As at December 31, 2025, 89.1% (2024: 87.9%) of forecast future USD payments to the end of 2026 were hedged through the use of forward contracts and existing cash. As at December 31, 2025, 39.2% of forecast future USD payments to the end of 2027 were hedged (2024: 44.8% to the end of 2026).
The fair value of the EUR forward contracts with reference to non-Euro functional currencies as at December 31, 2025, is a liability of €0.7 million (2024: €12.3 million). As at December 31, 2025, 48.9% (2024: 62%) of forecast future net EUR payments to the end of 2026 were hedged through the use of forward contracts and existing cash. As at December 31, 2025, 24.5% of forecast future EUR payments to the end of 2027 were hedged (2024: 25.8% to the end of 2026) . All forward contracts have been designated as cash flow hedges and have a maturity within the next 24 months.
Sensitivity analysis
The Company is sensitive to changes in primarily the following currency pairs:
1) EUR/GBP
2) EUR/USD
3) EUR/SEK

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
The analysis assumes that exchange rate fluctuations on foreign exchange derivatives that form part of an effective cash flow hedge relationship affect other reserves in equity. For foreign exchange derivatives which are not designated hedges, movements in exchange rates impact the Income Statement. Positive figures in the table represent an increase in profit or equity.

	Profit or loss		Equity
	2025	2024	2025	2024
	€m	€m	€m	€m
5% increase in the value of the EUR against GBP (2024: 5%)	(1.6)	(2.5)	(13.0)	(16.2)
5% increase in the value of the EUR against USD (2024: 5%)	0.2	1.1	(13.2)	(15.8)
5% increase in the value of the EUR against SEK (2024: 5%)	8.2	6.8	4.4	4.2

A 5% decrease in the value of the Euro against the currencies identified in the table above would result in an equal and opposite movement to the values disclosed in the table above. This analysis is for illustrative purposes.

Interest rate risk
The Company is exposed to changes in interest rates to the extent that it enters into floating rate borrowings, including the senior loan facilities.
Mitigation & Impact on the income statement and equity
The Company’s policy on interest rate risk is to mitigate the Company’s exposure to fluctuations in interest rates through interest rate swaps designated as cash flow hedges.
Sensitivity analysis
During 2025, six month EURIBOR rates decreased from 2.6% to 2.1% (2024: decreased from 3.9% to 2.6%). Within the USD Term Loan, there is a Term SOFR floor of 0.5% and within the EURO denominated senior loans, there is a EURIBOR floor of 0%.
If interest rates were to move by 1%, this would have a corresponding decrease or increase in the Company’s profit/(loss) before tax by approximately €5.9 million (2024: €5.6 million), subject to the EURIBOR floor of 0% and after taking into consideration the portion of the borrowings that are on fixed interest rate or are synthetically converted into fixed interest rate using interest rate derivatives.
Credit risk
Credit risk arises on cash and cash equivalents, derivative financial instruments with banks and financial institutions, any short term investments, as well as on credit exposures to customers. See Note 17 for analysis of the trade receivables balance. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets.
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
Liquidity risk
The Company is exposed to the risk that it is unable to meet its commitments as they fall due. The Company has financial conditions as part of the senior loan facilities which it must comply with in order to maintain its current level of borrowings. The Senior Facilities Agreement contains certain customary operating covenants (certain of which will cease to be applicable if the term facilities reach investment grade status) and other customary provisions relating to events of default, including non-payment of principal, interest or fees, misrepresentations, breach of covenants, creditor process, cross default to other indebtedness of the borrowers and its subsidiaries. If, in respect of any Relevant Period, the aggregate amount of: (i) all Revolving Facility Loans; (ii) drawn Letters of Credit; and (iii) Ancillary Outstanding’s (but excluding Ancillary Outstanding’s by way of undrawn letters of credit and undrawn bank guarantees under the relevant Ancillary Facility) calculated as at the last day of each such Relevant Period, is equal to or exceeds 40% of the Total Revolving Facility Commitments as at such date, Consolidated Leverage Ratio in respect of that Relevant Period shall not exceed 7.25:1. (Each of the foregoing terms is defined in the Senior Facilities Agreement). There have been no breaches of the covenants throughout the year.
Mitigation
The Company ensures that it has sufficient cash and available funding through regular cash flow and covenant forecasting. The Company uses liquidity swaps to manage timing of cash flows in non-functional currencies. These swaps are accounted for as FVTPL. In addition, the Company has access to a Revolving Credit Facility of €175.0 million, expiring no earlier than December 2032. This is available for general corporate purposes. The Company also has an aggregate of €4.0 million available through other revolving credit facilities. Currently €2.8 million of the facilities are utilized for letters of credit, customs bonds and bank guarantees.
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

Maturity analysis
The USD Term Loan, following refinancing, includes the annual requirement to repay 1% of the notional at the last amendment date in October each year until maturity.
The tables below show a maturity analysis of contractual undiscounted cash outflows/(inflows) prepared using forward interest rates where applicable, showing items at the earliest date on which the Company could be required to pay the liability:

2025	2026	2027	2028	2029	2030	Over 5 years	Total
	€m	€m	€m	€m	€m	€m	€m
Borrowings-principal	5.3	5.3	805.3	5.3	5.3	1,381.5	2,208.0
Borrowings-interest	94.2	93.5	96.4	78.3	80.1	165.1	607.6
Forward contracts Sell	(589.6)	(273.2)	—	—	—	—	(862.8)
Forward contracts Buy	574.5	270.2	—	—	—	—	844.7
Cross Currency Interest Rate Swaps Pay	39.2	38.9	38.7	38.2	37.9	652.0	844.9
Cross Currency Interest Rate Swaps Receive	(38.1)	(36.1)	(36.7)	(37.1)	(37.6)	(567.4)	(753.0)
Interest Rate Swaps Pay	7.0	7.0	7.0	7.0	7.0	14.0	49.0
Interest Rate Swaps Receive	(6.1)	(6.3)	(6.6)	(6.9)	(7.1)	(14.6)	(47.6)
Lease Liabilities	28.8	20.6	14.3	10.5	7.4	25.9	107.5
Trade and other payables excluding non-financial liabilities	749.5	—	—	—	—	—	749.5
Total	864.7	119.9	918.4	95.3	93.0	1,656.5	3,747.8

2024	2025	2026	2027	2028	2029	Over 5 years	Total
	€m	€m	€m	€m	€m	€m	€m
Borrowings-principal	6.7	6.7	6.7	1,359.9	765.9	—	2,145.9
Borrowings-interest	104.8	96.7	97.0	95.8	53.6	—	447.9
Forward contracts Sell	(663.3)	(324.9)	—	—	—	—	(988.2)
Forward contracts Buy	665.0	327.9	—	—	—	—	992.9
Cross Currency Interest Rate Swaps Pay	45.7	45.3	710.5	—	—	—	801.5
Cross Currency Interest Rate Swaps Receive	(52.6)	(49.9)	(692.1)	—	—	—	(794.6)
Interest Rate Swaps Pay	7.8	7.8	7.8	—	—	—	23.4
Interest Rate Swaps Receive	(7.2)	(6.7)	(6.8)	—	—	—	(20.7)
Lease Liabilities	28.7	23.4	15.9	10.5	8.6	28.8	115.9
Trade and other payables excluding non-financial liabilities	773.5	—	—	—	—	—	773.5
Total	909.1	126.3	139.0	1,466.2	828.1	28.8	3,497.5

30.Financial instruments

Categories of financial instruments
The following table shows the carrying amount of each Statement of Financial Position class split into the relevant category of financial instrument as defined in IFRS 9 'Financial Instruments'.

	Financial assets at amortized cost	Financial Assets at Fair Value through profit or loss	Derivatives designated in hedge relationships	Financial liabilities at amortized cost	Total
2025	€m	€m	€m	€m	€m
Assets
Trade and other receivables	315.8	—	—	—	315.8
Derivative financial instruments	—	—	4.9	—	4.9
Cash and cash equivalents	108.7	216.1	—	—	324.8
Liabilities
Trade and other payables excluding non-financial liabilities	—	—	—	(740.5)	(740.5)
Derivative financial instruments	—	—	(131.6)	—	(131.6)
Loans and borrowings	—	—	—	(2,291.2)	(2,291.2)
Total	424.5	216.1	(126.7)	(3,031.7)	(2,517.8)

Trade receivables disclosed in the table above are net of contract liabilities related to discounts and trade marketing expenses of €192.1 million.

Loans and borrowings includes €89.3 million relating to lease liabilities.

	Financial assets at amortized cost	Financial Assets at Fair Value through profit or loss	Derivatives designated in hedge relationships	Financial liabilities at amortized cost	Total
2024	€m	€m	€m	€m	€m
Assets
Trade and other receivables	302.1	—	—	—	302.1
Derivative financial instruments	—	—	21.2	—	21.2
Cash and cash equivalents	235.6	167.7	—	—	403.3
Liabilities
Trade and other payables excluding non-financial liabilities	—	—	—	(773.5)	(773.5)
Derivative financial instruments	—	—	(60.8)	—	(60.8)
Loans and borrowings	—	—	—	(2,177.4)	(2,177.4)
Total	537.7	167.7	(39.6)	(2,950.9)	(2,285.1)

Trade receivables disclosed in the table above are net of contract liabilities related to discounts and trade marketing expenses of €222.2 million.

Loans and borrowings includes €94.1 million relating to lease liabilities.

The Company has determined that the carrying amounts of trade receivables, trade payables and cash and cash equivalents are a reasonable approximation of fair value.

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
Level 3—Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for non binding single dealer quotes not corroborated by observable market data. Where market information is not available to support internal valuations, reviews of third party valuations are performed. There are no financial assets and liabilities classified as Level 3 in the reporting periods presented.
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

(ii)Cash and cash equivalents
The carrying value of cash and cash equivalents is deemed to equal fair value. When measured at fair value, the Company has classified these as level 1 instruments. All our cash and cash equivalents are held in highly rated financial institutions.

(iii)Short-term investments
Short-term investments are valued using inputs that are derived principally from or corroborated by observable market data. The Company has classified these as level 2 instruments as defined in IFRS 13 “Fair value measurement”.

(iv)Interest bearing loans and liabilities
The fair value of secured notes is determined by reference to price quotations in the active market in which they are traded. They are classified as level 1 instruments. The fair value of the senior loans is calculated by discounting the expected future cash flows at the year end’s prevailing interest rates. They are classified as a level 2 quoted price. There is no requirement to determine or disclose the fair value of lease liabilities.

	Fair value		Carrying value
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
	€m	€m	€m	€m
Senior EUR/USD loans	1,417.0	1,353.6	1,408.0	1,315.7
Other external debt	0.1	0.2	0.1	0.2
2028 fixed rate senior secured notes	784.0	768.0	800.0	800.0
Less capitalized debt discounts and borrowing costs	—	—	(6.2)	(32.6)
	2,201.1	2,121.8	2,201.9	2,083.3
There were no transfers between levels during the reporting periods presented.

Derivatives

	As at December 31, 2025	As at December 31, 2024
	€m	€m
Forward foreign exchange contracts	4.9	21.2
Total assets	4.9	21.2
Cross Currency Interest Rate Swaps	(108.9)	(42.3)
Interest Rate Swaps	(0.9)	(3.3)
Forward foreign exchange contracts	(21.8)	(15.2)
Total liabilities	(131.6)	(60.8)
Total	(126.7)	(39.6)
Offsetting of derivatives
Derivative contracts are held under International Swaps and Derivatives Association (ISDA) agreements with financial institutions. An ISDA is an enforceable master netting agreement that permits the Company to settle net in the event of default.
The following table sets out the carrying amounts of recognized financial instruments that are subject to the above agreements.

	Gross amount of financial instruments as presented upon balance sheet	Related financial instruments that are offset	Net amount
As at Dec 31, 2025	€m	€m	€m
Derivatives - assets	4.9	(4.9)	—
Derivatives - liabilities	(131.6)	4.9	(126.7)

	Gross amount of financial instruments as presented upon balance sheet	Related financial instruments that are offset	Net amount
As at Dec 31, 2024	€m	€m	€m
Derivatives - assets	21.2	(20.4)	0.8
Derivatives - liabilities	(60.8)	20.4	(40.4)

31.Capital commitments
Capital expenditure contracted for at the end of the reporting period but not yet incurred is as follows:

	As at December 31, 2025	As at December 31, 2024
	€m	€m
Property, plant and equipment	22.4	19.5
Intangible assets	2.8	3.2
Total	25.2	22.7

32.Related parties
Advisory Services Agreements
Effective as of January 1, 2022, the Company entered into an Amended and Restated Advisory Services Agreement (the "Agreement") with Mariposa Capital ("Mariposa"), LLC, an affiliate of Sir Martin Franklin, and TOMS Capital LLC ("TOMS"), an affiliate of Mr. Gottesman. Pursuant to the terms of the Amended and Restated Advisory Services Agreement, Mariposa and TOMS provide high-level strategic advice and guidance to the Company. Under the terms of the Agreement, Mariposa and TOMS are entitled to receive an aggregate annual fee equal to $4.0 million, payable in quarterly installments. The initial Agreement is for one year, subject to automatic renewals for successive one-year terms unless any party notifies the other parties in writing of its intention not to renew the agreement no later than 90 days prior to the expiration of the term. The Agreement may only be terminated by the Company upon a vote of a majority of its directors. In the event that the agreement is terminated by the Company, the effective date of the termination will be 6 months following the expiration of the initial term or a renewal term, as the case may be.
Total fees excluding reimbursed expenses incurred under the ordinary course of business of €1.8 million and €1.8 million were paid to Mariposa and TOMS respectively in the year ended December 31, 2025 (year ended December 31, 2024: €1.8 million and €1.8 million respectively).
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
Sir Martin Franklin, Jim Lillie & Ian Ashken are Directors of the APi Group, which is the parent company of Chubb Fire and Security Ltd (“Chubb UK&I”), Chubb Iberia SL ("Chubb Spain") and Chubb European Group SE, which have all transacted with the Company within the financial years presented. Per Item 7.B of Form 20-F, Sir Martin and Messrs. Lillie and Ashken may be deemed to exercise significant influence over these entities. Details of these related party transactions are as follows:
•Since 2024, the Company has engaged Chubb UK&I to install safety equipment in factories in UK and Ireland, with €2.9 million incurred in the year ended December 31, 2025 (year ended December 31, 2024: €0.8 million). The outstanding balance payable as at December 31, 2025 was €1.1 million (year ended December 31, 2024: €0.8 million). A further €3.1 million of spend has been committed to in 2026.
•In 2025, the Company engaged Chubb Spain to install safety equipment in a factory. The work commenced in 2025 and is expected to be completed in 2026, with €1.8 million incurred in the year ended December 31, 2025 (year ended December 31, 2024: nil). The outstanding balance payable as at December 31, 2025 was €0.4 million (year ended December 31, 2024: nil). A further €1.6 million of spend has been committed to in 2026.
•In 2025, the Company received insurance proceeds of €0.2 million from Chubb European Group SE in their capacity as an insurer of a third party supplier.

The service and fees for all the transactions noted above are considered to be immaterial to both parties and are provided on an arms length basis.
Directors and Key Management
All significant management decision making authority is vested within the Board of Directors and the Executive Team, therefore key management are considered to be the Directors and Executive Officers. Their remuneration has been disclosed in Note 9.
Non-executive Directors continue to receive fees for their services as board members and to certain committees and are settled through payroll. Directors' fees are payable quarterly in arrears. Total Non-executive Directors' fees for the year ended December 31, 2025 was €0.4 million (year ended December 31, 2024: €0.3 million).
Non-Executive Directors are also eligible to an annual restricted stock grant issued under the EIP (previously the LTIP) which will vest on the earlier to occur of the date of the Company’s annual meeting of shareholders or thirteen months from the date of grant. Details of the annual restricted stock grants under the EIP can be found in Note 8(b).
As part of its long term incentive initiatives, the Company has 3,285,141 (year ended December 31, 2024: 3,128,416) restricted share units outstanding to the management team (the “Management Share Awards”). The Directors and Executive Officers have all been awarded shares. The associated performance metrics and valuation method is detailed in Note 8(b).
33.Significant events after the Consolidated Statement of Financial Position date
Details of shares repurchased by the Company under the share repurchase program, as well as dividends declared and paid, after December 31, 2025 can be found in Note 22.

Item 19.    Exhibits
The following exhibits are filed as part of this annual report:
EXHIBIT INDEX

		Incorporation by Reference
Exhibit No.	Exhibit Description	Form	Exhibit No.	Period Covered or Date of Filing	Filed with this Annual Report
1.1	Amended and Restated Memorandum and Articles of Association.	6-K (001-37669)	99.1	1/14/2016
2.1	Registration Rights Agreement dated as of June 1, 2015 among Nomad Holdings Limited, Birds Eye Iglo Limited Partnership Inc, Mariposa Acquisition II, LLC, TOMS Acquisition I LLC, TOMS Capital Investments LLC and funds managed by Pershing Square.	F-1 (333-208181)	4.1	11/24/2015
2.2	Indenture, dated as of June 24, 2021 by and among the Company, the guarantors named therein and Deutsche Trustee Company Limited, as trustee.	6-K (001-37669)	99.2	6/24/2021
2.3	Supplemental Indenture, dated as of July 9, 2021 by and among the Company, the guarantors named therein and Deutsche Trustee Company Limited, as trustee.	6-K (001-37669)	99.1	7/12/2021
2.4	Description of Securities.	20-F (001-37669)	2.3	2/23/2023
4.1	Intercreditor Agreement, originally dated as of July 3, 2014, as amended and restated from time to time including, pursuant to the 2017 Amendment and Restatement Agreement originally between Nomad Foods Limited, Credit Suisse AG, London Branch, Deutsche Bank Company Limited and certain entities named therein.	6-K (001-37669)	99.2	5/3/2017
4.2	Amendment and Restatement Agreement by and among the Company, and Citibank Europe Plc, UK Branch as agent and Kroll Trustee Services Limited as security agent on behalf of certain other finance parties thereto relating to that certain Senior Facilities Agreement originally dated July 3, 2014 (as amended and restated from time to time, including pursuant to amendment and restatement agreements dated May 3, 2017, June 22, 2021, November 8, 2022 and April 29, 2024.)	6-K (001-37669)	99.1	10/30/2025
4.3	Nomad Foods Limited Amended and Restated Long-Term 2015 Incentive Plan.	20-F (001-37669)	4.4	2/27/2020
4.4	Nomad Foods Limited Long Term 2015 Incentive Plan Restricted Share Unit Agreement.	20-F (001-37669)	4.5	2/27/2020
4.5	Nomad Foods Limited Long Term 2015 Incentive Plan Award Agreement for Performance Share Units.	20-F (001-37669)	4.6	2/29/2024
4.6	Nomad Foods Limited Long Term 2015 Incentive Plan Award Agreement for Performance Share Units and Restricted Share Units.	20-F (001-37669)	4.7	2/29/2024
4.7	Nomad Foods Limited 2025 Equity Incentive Plan.	S-8 (333-288081)	99.1	6/16/2025
4.8	Nomad Foods Limited 2025 Equity Incentive Plan Directors Restricted Share Unit Award Agreement.				X
4.9	Nomad Foods Limited 2025 Equity Incentive Plan Award Agreement for Performance Share Units.				X

		Incorporation by Reference
Exhibit No.	Exhibit Description	Form	Exhibit No.	Period Covered or Date of Filing	Filed with this Annual Report
4.10	Nomad Foods Limited 2025 Equity Incentive Plan for Restricted Share Units.				X
4.11	Amended and Restated Service Agreement between the Company and Stéfan Descheemaeker, dated May 1, 2020.	6-K (001-37669)	99.1	5/5/2020
4.12	Service Agreement, dated as of February 15, 2018, between the Company and Samy Zekhout.	20-F (001-37669)	4.7	3/22/2018
4.13	Amendment to Service Agreement, dated as of June 1, 2023, between the Company and Samy Zekhout.	20-F (001-37669)	4.10	2/29/2024
4.14	Amended and Restated Advisory Services Agreement, dated as of January 1, 2022, among Nomad Foods Limited, Mariposa Capital, LLC and TOMS Capital LLC.	20-F (001-37669)	4.8A	3/3/2022
4.15	Settlement Agreement, dated as of May 24, 2024, between the Company and Samy Zekhout.	20-F (001-37669)	4.11	5/24/2024
4.16	Services Agreement, dated as of May 24, 2024, between the Company and Ruben Baldew.	20-F (001-37669)	4.12	5/24/2024
4.17	Form of Indemnification Agreement				X
4.18	Form of Nomad Foods Limited 2025 Equity Incentive Plan	20-F (001-37669)	4.14	6/15/2024
4.19	Services Agreement, dated as of November 3, 2025, between the Company and Dominic Brisby.				X
8.1	List of Significant Subsidiaries.				X
11	Insider Trading Policy				X
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.				X
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.				X
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
15.1	Consent of PricewaterhouseCoopers LLP				X
97	Policy Relating to Recovery of Erroneously Awarded Compensation	20-F (001-37669)	97	2/29/2024
101.INS	XBRL Instance Document				X

Incorporation by Reference
Exhibit No.	Exhibit Description	Form	Exhibit No.	Period Covered or Date of Filing	Filed with this Annual Report
101.SCH	XBRL Taxonomy Extension Schema Document				X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document				X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document				X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document				X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document				X
,

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.
Date:    February 26, 2026

NOMAD FOODS LIMITED

By: /s/ Ruben Baldew
Name: Ruben Baldew
Title: Chief Financial Officer